Form 20-F
period 2005-12-31
Patni Computer Systems LTD
filed 2006-07-17
CIK 1324503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from to

Commission File Number: 001-32692

Patni Computer Systems Limited
(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Republic of India

(Jurisdiction of incorporation or organization)

Akruti Softech Park, MIDC Cross Road No.21

Andheri (E), Mumbai 400 093, India

+91 22 5693 0500

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:

American Depositary Shares, each representing two equity shares, par value Rs.2 per share. Equity shares, par value Rs. 2 per share* * Not for trading but only in connection with Registration of the ADSs

Name of each exchange on which registered: NewYork Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not applicable

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005 was:

Equity shares:   137,798,399

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, or the Securities Act.

YES   ☐      NO   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES   ☐        NO   ☒.

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒        No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   ☐        Item 18   ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES   ☐        NO   ☒.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

Unless otherwise stated in this Annual Report or unless the context otherwise requires, references in this Annual Report on Form 20-F, or “Annual Report”,

•       “we,” “us,”, “our”, “our company” and “Patni” refer to Patni Computer Systems Limited and its consolidated subsidiaries;

•       “India” refers to the Republic of India;

•       all references to “Indian rupees,” “rupees” and ”Rs.” are to the legal currency of India and all references to “U.S. dollars,” “dollars” and ”$” are to the legal currency of the United States; and

•       references to a particular “fiscal” year are to our fiscal year ended December 31 of such year.

For your convenience, this Annual Report contains translations of certain Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all.

Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the noon buying rate in the City of New York on December 31, 2005 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on December 31, 2005 was Rs. 44.95 per $1.00.

Information contained in our websites, including our corporate website, www.patni.com, is not part of this Annual Report.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Key Information—Risk Factors,” “Information on the Company,” and “Operating and Financial Review and Prospects”. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include statements about:

•       our ability to attract and retain clients;

•       the anticipated benefits and risks associated with our business strategy, including those relating to our current and future service offerings;

•       our future operating results;

•       the anticipated benefits and risks of our strategic customer relationships and acquisitions;

•       the anticipated size or trends of the market segments in which we compete and the anticipated competition in those markets;

•       government regulation and the outcome of any tax, legal or regulatory review, action or litigation; and

•       our future capital requirements and our ability to satisfy our capital needs.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the “Key Information—Risk Factors” section above. These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievement.

Forward-looking statements speak only as of the date they are made. Other than required by law, we do not undertake any obligation to update them in light of new information or future developments.

This Annual Report includes statistical data about the IT industry that comes from information published by sources including Gartner, Inc., or Gartner, a provider of market information and strategic information for the IT industry, the National Association of Software and Service Companies, or NASSCOM, an industry trade group, and International Data Group, or IDC, a provider of market information and advisory services for the information technology, telecommunications, and consumer technology markets. This type of data represents only the estimates of Gartner, NASSCOM, IDC and other sources of industry data. In addition, although we believe that data from these companies is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected financial data

The selected consolidated historical financial data set forth below should be read in conjunction with our consolidated financial statements, the notes to those statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The selected data presented below under the captions “Statement of Income Data”, “Balance Sheet Data” and “Cash Flow Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2005, are derived from our consolidated financial statements and have been prepared and presented in accordance with U.S. GAAP except for cash dividend per equity share. The consolidated financial statements as of December 31, 2005 and 2004 , and for each of the years in the three-year period ended December 31, 2005, and the audit report thereon, are included elsewhere in this Annual Report. Historical results are not necessarily indicative of the results to be expected for any future period.

We have restated our financial statements to reflect the effects of recognition of additional payroll and related taxes for our international operations primarily on account of certain wages paid, and short-term fringe benefits given to our employees when working outside of India and reassessment for corporate taxes (which affected our financial statements for fiscal years 2001, 2002, 2003, 2004 and 2005).

	Fiscal Year ended December 31,
	2001	2002	2003	2004	2005
			(restated)(1)	(restated)(1)
	(in thousands, except share data)
Statement of Income Data
Revenues	$62,063	$92,416	$147,641	$223,141	$350,973
Revenues from a significant shareholder	80,500	95,858	103,402	103,441	99,359
Cost of revenues	86,251	108,629	157,473	202,462	288,481
Gross Profit	$56,312	$79,645	$93,570	$124,120	$161,851
Selling, general and administrative	29,656	39,533	50,065	61,195	89,729
Foreign exchange (gain) loss, net	(616)	(317)	(172)	2,082	1693
Operating Income	27,272	40,429	43,677	60,843	70,429
Interest and dividend income	1,221	706	1,574	4,223	4,190
Interest expenses	(1,999)	(1,114)	(2,146)	(2,083)	(2,044)
Gain on sale of investments, net	(92)	391	1,278	144	1,128
Other income (expenses), net	(392)	(404)	(2,025)	(3,693)	966
Change in fair value of put option	—	—	1,186	—	—
Income before income taxes	26,010	40,008	43,544	59,434	74,669
Income taxes	3,940	8,491	10,240	12,886	13,802
Cumulative effect due to change in accounting principle due to adoption of SFAS No. 150	—	—	3,274	—	—
Net income	$22,070	$31,517	$36,578	$46,548	$60,867
Earnings per share ,basic & diluted
Income before cumulative effect of a change in accounting principle (basic and diluted)			$0.30
Cumulative effect of a change in accounting principle (basic and diluted)			0.03
Net Income : Basic	$0.24	$0.32	$0.33	$0.38	$0.48
Diluted	$0.24	$0.32	$0.33	$0.38	$0.48
Weighted average number of common shares used in computing earnings per share
—Basic	93,735,000	99,059,168	111,420,849	123,066,042	125,736,592
—Diluted	93,735,000	99,059,168	111,420,849	124,084,992	127,457,632
Cash dividend per equity share	$0.002	$0.008	$0.009	$0.025	$0.046

	At December 31,
	2001	2002	2003	2004	2005
			(restated)(1)	(restated)(1)	(restated)(1)
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$25,655	$32,801	$ 47,940	$ 77,143	$ 148,820
Investments in securities (including liquid mutual fund units)	483	35,341	49,245	85,623	141,776
Total assets	104,252	163,016	226,084	373,063	553,886
Capital lease obligations and long-term debt (excluding current installments)	6760	301	357	391	416
Redeemable share capital	18,174	117,373	—	—	—
Total shareholders’ equity	50,519	758	154,832	273,227	439,029

	Fiscal Year ended December 31,
	2001	2002	2003	2004	2005
			(restated)(1)	(restated)(1)
	(in thousands)
Cash Flow Data
Net cash provided by (used in):
Operating activities	$29,271	$50,159	$41,382	$48,662	$75,163
Investing activities	(12,586)	(46,112)	(27,816)	(86,354)	(113,854)
Financing activities	2,017	3,369	(1,165)	61,423	111,875
Capital expenditures	15,497	12,849	13,742	22,461	55,387

        (1) See Note 3 to our consolidated financial statements included elsewhere in this annual report, for a discussion of the restatement of our financial statements for fiscal years 2003 and 2004 and the balance sheet as of December 31, 2005 relating to the effects of recognition of additional payroll and related taxes for our international operations, primarily on account of certain wages paid, and short-term fringe benefits given, to our employees when working outside of India, for which appropriate withholding taxes were not provided, and reassessment of corporate taxes.

Exchange rates

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian Stock Exchanges and, as a result, will likely affect the market price of the ADSs in the United States, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Year	Average(1)	High	Low	Period-End
2001	Rs. 47.22	Rs. 48.91	Rs. 46.39	Rs. 48.27
2002	48.63	49.07	47.96	48.00
2003	46.59	48.10	45.29	45.55
2004	45.26	46.45	43.27	43.27
2005	44.00	46.26	43.05	44.95
2006 (through July 13, 2006)	44.83	46.22	43.89	46.16

       (1) Represents the average of the noon buying rate on the last day of each month during the period.

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

	High	Low
January 2006	44.92	43.89
February 2006	44.54	44.10
March 2006	44.58	44.09
April 2006	45.09	44.39
May 2006	46.22	44.69
June 2006	46.22	45.50
July 2006 (through July 13, 2006)	46.16	45.84

On July 13, 2006, the noon buying rate in the city of New York was Rs. 46.16.

3.B. Capitalization and indebtedness

Not applicable.

3.C. Reasons for the offer and use of proceeds

Not applicable.

3.D. Risk factors

Investors should carefully consider all of the information set forth in this Annual Report and the following risk factors that affect us and our industry. The risks below are not the only ones we face. Additional risks not currently known to us or that we presently deem immaterial may also affect our business operations. Our business, financial condition or results of operations could be materially or adversely affected by any of these risks. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to our Operations

Our revenues are highly dependent on a limited number of clients and the loss of any one of our major clients could adversely affect our revenues.

We derive a significant portion of our revenues from a limited number of clients in a few select industries. In 2003, 2004 and 2005 our largest client and one of our principal shareholders, General Electric, accounted for 41.2%, 31.7% and 22.1% of our revenues and our second largest client, State Farm Insurance, accounted for 17.4%, 14.9% and 11.5% of our revenues. In 2003, 2004 and 2005, our top ten clients accounted for 79.6%, 69.0% and 59.3% of our revenues. As a result of our reliance on a limited number of clients, we may face pricing and other competitive pressures. The volume of work performed for specific clients is likely to vary from year to year, especially since we are not the exclusive external service provider for substantially all of our clients. In addition, there are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. For example, our clients may decide to reduce spending on IT services or sourcing from us due to a challenging economic environment and other factors, both internal and external, relating to their business such as restructuring or supplier rationalizations. The loss of any one of our major clients, a decrease in the volume of work they outsource to us or a decrease in the price at which we sell our services to them could adversely affect our revenues.

Our client contracts, including those with our two largest customers, typically can be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

Our clients typically retain us through non-exclusive master services agreements, or MSAs. Most of our client project contracts, including those that are on a fixed-price and fixed-price service level agreement, or SLA, basis, can be terminated with or without cause, with 0 to 90 days notice and without termination-related penalties. Our MSAs typically do not include any commitment by our clients to give us a specific volume of business or future work. Additionally, certain of our MSAs do not require the client to make payments for any services or work product reasonably deemed unacceptable to the client. Our business is dependent on the decisions and actions of our clients, many of which are outside our control, that might result in the termination of a project or the loss of a client and we could face liabilities as a result of such termination. Our clients may demand price reductions, change their outsourcing strategy by limiting the number of suppliers they use, moving more work in-house or to our competitors or replacing their existing software with packaged software supported by licensors. Any of these decisions or actions could adversely affect our revenues and profitability.

Our revenues are highly dependent on clients located in the United States. Economic slowdowns or factors that affect the economic health of the United States may adversely affect our business.

In 2003, 2004 and 2005, approximately 88.8%, 87.8% and 84.8% of our revenues were derived from clients located in the United States. If the current economic recovery in the United States does not continue, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services.

Our clients operate in a limited number of industries. Factors that adversely affect these industries or IT spending by companies within these industries may adversely affect our business.

We derive a large proportion of our revenues from clients which operate in a limited number of industries. In 2003, 2004 and 2005 we derived 33.2%, 32.8% and 27.7% of our revenues from the insurance industry, 34.0%, 28.3% and 21.9% of our revenues from the manufacturing industry, and 18.6%, 19.2% and 16.0% of our revenues from the financial services industry. Any significant decrease in IT services spending by clients in these industries or other industries from which we derive significant revenues in the future may reduce the demand for our services. Further, any significant decrease in the growth of the insurance, manufacturing, financial services or telecommunications industries, or significant consolidation in those industries, or any decrease in growth or consolidation in other industry segments in which we operate, may reduce the demand for our services.

We face intense competition for employees in our market. Our success depends in large part upon our highly skilled software professionals and our ability to attract and retain these personnel.

Our ability to execute projects and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly-skilled software professionals, particularly project managers and other mid-level professionals. Our attrition rates have been high due to a highly competitive labor market in India. Our attrition rates were 20.3%, 19.4% and 20.1% in 2003, 2004 and 2005. We define our attrition rate as the ratio of the number of employees that have left us during a defined period to the average number of employees that are on our payroll during such period.

We invest in training the professionals that we hire to perform the services we provide. These professionals are often targeted by the lateral recruitment efforts of our competitors. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects may be impaired and our revenues could decline. In addition, we may not be able to expand our business effectively. We believe that there is significant worldwide competition for software professionals with the skills necessary to perform the services we offer, including from non-Indian, international service providers such as Accenture Limited, or Accenture, and International Business Machines Corporation, or IBM. Additionally, we may not be able to redeploy and retrain our software professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences.

Our revenues, expenses and profits are difficult to predict and can vary significantly from quarter to quarter. This could cause the market value of our equity shares and the ADSs to decline.

Our quarterly operating results may vary significantly from quarter to quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our quarterly results of operations may be below the expectations of market analysts and our investors, which could lead to a significant decline of the market value of our equity shares and the ADSs.

In the eight quarters ended December 31, 2005, our quarterly revenue growth varied from 2.2% to 4.8% and during the same period our operating income as a percentage of revenues also varied significantly. As a large part of any quarter’s revenues are derived from existing customers, revenue growth can vary due to project start and stops and customer-specific situations. Operating income variation is due to various factors such as changes in compensation, which are typically effected in the second quarter and reduce our operating margin in such quarter; changes in our use of onsite subcontractors, with higher usage in any quarter leading to lower operating income; changes in the ratio of onsite and offshore services, with higher offshore revenues enhancing the particular quarter’s operating income; changes in utilization of resources, with lower utilization leading to reduction in operating income; and changes in foreign exchange rates. We also experience variations in immigration costs.

Factors which affect the fluctuation of our revenues, expenses and profits include:

•       variations, expected or unexpected, in the duration, size, timing and scope of our projects, particularly with our major clients;

•       changes in our pricing policies or those of our clients or competitors;

•       the proportion of services that we perform in our development centers in India as opposed to outside India;

•       the effect of seasonal hiring patterns, unanticipated attrition and the time required to train and productively utilize our new employees, particularly software professionals;

•       annual increases in compensation of our employees;

•       the size and timing of expansion of our facilities;

•       unanticipated cancellations, non-renewal of our contracts by our clients, contract terminations or deferrals of projects; and

•       changes in our employee utilization rate, which is affected by various factors.

A significant part of our expenses, particularly those related to personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in our operating results in any particular quarter. There are also a number of factors other than our performance that are not within our control that could cause fluctuations in our operating results from quarter to quarter. These include:

•       the duration of tax holidays or exemptions and the availability of other Government of India incentives;

•       the outcome of any tax, legal or regulatory review, action or litigation;

•       currency exchange rate fluctuations, particularly when the rupee appreciates in value against the U.S. dollar since the majority of our revenues are in U.S. dollars and a significant part of our expenses are in rupees; and

•       other general economic factors.

Our earnings may be adversely affected if we receive an adverse determination resulting from a pending U.S. Internal Revenue Service tax review of our U.S. operations.

We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves related to future events, our effective tax rate in a given financial statement period may be materially affected. The U.S. Internal Revenue Service, or IRS, has commenced, but not yet completed, a tax review of our U.S. operations for 2001 to 2004. The determination of our tax liabilities relating to payroll, corporate taxes and the consequential interest and related expenses for 2001 and 2002 has been  finalized by the IRS. As a result, we have restated our financial statements for the years ended December 31, 2003 and 2004 and the balance sheet as of December 31, 2005 for the additional liability arising on account of this final determination, which for accounting purposes constitutes the correction of an error. We have also reassessed our obligations for corporate taxes, payroll and related taxes, interest and related expenses for  the years ended December 31, 2001 to 2005. This revision, representing changes in estimates, is expected to result in an additional charge of approximately $13.1 million in our financial statements for the year ending December 31, 2006. Additionally, consequential interest and deferred tax charge in an amount of $4.5 million would be accrued and will be accounted in our financial statements for the year ending December 31, 2006. As the IRS review for 2003 to 2004 is still in progress, we cannot currently assess whether this review may result in any increased tax liability. If, however, this review were to ultimately result in the imposition of additional material tax liabilities to us, it could have an adverse affect on our earnings. See Notes 3.1.2 and 27.1.1 to our consolidated financial statements for 2005.

Our earnings may be adversely affected if we receive an adverse determination resulting from a review on compliance matters relating to our past and present international labor practices.

We are currently cooperating with the US Department of Labor with respect to compliance matters related to our past and present labor practices. We estimate the liability to be up to $2 million. Any adverse finding from this review could adversely impact  our earnings. See Note 27.1.2 to our consolidated financial statements for 2005.

We operate in a highly competitive environment and this competitive pressure on our business is likely to continue.

The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition or competitive pressure from:

•       Indian IT services companies, such as HCL Technologies Limited, Infosys Technologies Limited, Satyam Computer Services Limited, Tata Consultancy Services Limited and Wipro Limited;

•       international IT services companies, such as Accenture, Cognizant Technology Solutions, Computer Sciences Corporation, Sapient Corporation and Electronic Data Systems;

•       divisions of large multinational technology firms such as IBM, and Hewlett-Packard Company, or Hewlett-Packard;

•       in-house IT departments of large corporations;

•       other international, national, regional and local firms from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms;

•       offshore service providers in other countries with low wage costs such as China and the Philippines, and countries in Eastern Europe; and

•       involvement of third party intermediaries who negotiate IT services and outsourcing contracts on behalf of their clients.

A number of our international competitors are setting up operations in India. Further, a number of our international competitors with existing operations in India are ramping up their presence in India as offshore operations in India have become an important element of their delivery strategy. This has resulted in increased employee attrition among Indian vendors and increased wage pressure to retain software professionals and reduce such attrition.

Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenues than we do. Clients may prefer vendors that have delivery centers located globally or are based in countries that are more cost-competitive than India. Therefore, we cannot assure you that we will be able to retain our clients while competing against such competitors. We believe that our ability to compete also depends in part on a number of factors beyond our control, including the ability of our competitors to attract, train, motivate and retain highly skilled technical employees, the price at which our competitors offer comparable services and the extent of our competitors’ responsiveness to client needs.

Any inability to manage our growth could disrupt our business and reduce our profitability.

We have experienced significant growth in recent years. Our revenues have grown at a compound annual growth rate of 33.3% from $142.6 million in 2001 to $450.3 million in 2005. The total number of our employees has grown from 4,900 as of December 31, 2001 to 11,802 as of December 31, 2005.

Our operations have also expanded in recent years through the development, enhancement and acquisition of new service offerings and industry expertise, and the broadening of our geographic presence. Specifically, we:

•       augmented our offerings in our service lines in business process outsourcing, product engineering, infrastructure management services and quality assurance;

•       gained expertise and operations in the provision of services to clients in the telecommunications industry through our acquisition of Patni Telecom Solutions, Inc or Patni Telecom (formerly Cymbal),

•       expanded our expertise and operations in our ISV and product engineering technology practices;

•       enhanced operations in Europe and Asia; and

•       expanded our facilities in India.

We expect our future growth to place significant demands on both our management and our resources. This will require us to continuously evolve and improve our operational, financial and internal controls across the organization. In particular, continued expansion increases the challenges we face in:

•       recruiting, training and retaining sufficient skilled technical, sales and management personnel;

•       adhering to our high quality and process execution standards;

•       maintaining high levels of client satisfaction;

•       creating and managing economies of scale;

•       managing a larger number of clients in a greater number of industry sectors;

•       integrating expanded operations while preserving our culture, values and entrepreneurial environment; and

•       developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems.

Any inability to manage our growth may have an adverse effect on our business, results of operations and financial condition.

We may face difficulties in providing services within our industry and technology practices, offering new and existing service lines and managing increasingly large and complex projects, which could lead to clients discontinuing their work with us.

We have been expanding the nature and scope of our engagements by extending the breadth of our practices and the services we offer. In addition, we have recently added new service lines such as quality assurance services, and new capabilities within infrastructure management services and product engineering services. The success of these new and expanded practices and service offerings is dependent, in part, upon demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. We cannot be certain that we will be able to attract existing and new clients for such new services or effectively meet our clients’ needs.

We intend for the increased breadth of our practices and service offerings to result in larger and more complex projects for our clients. To achieve this result, we need to establish closer relationships with our clients and develop a thorough understanding of their operations. Our ability to establish such relationships will depend on the proficiency of our management personnel, software professionals and, if necessary subcontractors, as well as other competitive factors such as our performance and delivery capability. Larger and more complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. Such cancellations or delays make it difficult to plan for project resource requirements, and failure to plan appropriately may have a negative impact on our business, results of operations and financial condition.

Our business will suffer if we fail to keep pace with the rapid changes in technology in the industries on which we focus. We need to anticipate and develop new services and enhance existing services in order to keep our clients satisfied.

The IT services market is characterized by rapid technological changes, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new service offerings to meet client needs. We may not be successful in anticipating or responding to these advances on a timely basis or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Furthermore, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

We have undertaken and may continue to undertake strategic acquisitions, which may prove to be difficult to integrate and manage or may not be successful, and may result in increased expenses or write-offs.

We have pursued and may continue to pursue strategic acquisition opportunities to enhance our capabilities and address gaps in industry expertise, technical expertise and geographic coverage. It is possible that we may not identify suitable acquisition or investment candidates or joint venture partners, or if we do identify suitable candidates or partners, we may not complete those transactions on terms commercially acceptable to us or at all. The inability to identify suitable acquisition targets or investments or joint ventures or the inability to complete such transactions may adversely affect our competitiveness and our growth prospects.

In November 2004, we completed the acquisition of Cymbal (now Patni telecom), a U.S.-based provider of IT services to clients in the telecommunications industry, which is now integrated with our operations.

If we acquire another company, we could have difficulty in assimilating that company’s personnel, operations, products, services, technology and software into our operations. In addition, the key personnel of the acquired company may decide not to work with us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Further, any such acquisition, merger or joint venture that we attempt, whether or not completed, or any media reports or rumors with respect to any such transactions, may adversely affect the value of our equity shares and the ADSs.

We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

We expect to invest approximately $250 million to $300 million in capital expenditures through 2008, which is a significant increase from our past capital expenditures. Most of the new spending will be for construction of new facilities and physical infrastructure. However, we may not receive the benefits that we expect from our investment in these facilities. Further, we may encounter cost overruns or project delays in connection with new facilities. These expansions will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We are subject to risks arising from exchange rate fluctuations.

Although our functional currency is the Indian rupee, we transact a significant portion of our business in several other currencies, particularly the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, payables and other foreign currency assets and liabilities. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future. In 2003, 2004 and 2005, our dollar denominated revenues represented 92.7%, 94.3% and 90.3%, of our total revenues respectively.

A significant portion of our expenses, comprising cost of revenues and selling, marketing and general administrative expenses, are and will continue to be denominated and incurred in Indian rupees. In 2003, 2004 and 2005, rupee costs represented 36.9%, 37.6% and 39.1%  of these cost of revenues and selling, marketing and general administrative expenses. Therefore, changes in the exchange rate between the rupee and other currencies, especially with respect to the U.S. dollar, may have a material adverse effect on our revenues, other income, cost of services, operating costs and net income, which may in turn have a negative impact on our business, operating results and financial condition. On December 31, 2005, the exchange rate per U.S. dollar was Rs. 44.95 compared to Rs. 43.27 on December 31, 2004 and Rs. 45.55 on December 31, 2003. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future.

We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing derivative instruments such as foreign exchange forward contracts to cover a portion of outstanding accounts receivables. As of December 31, 2005, we had outstanding forward contracts in the amount of $77.0 million. We have increased our foreign currency hedging activity given the recent volatility in the value of Indian rupee against the U.S dollar. However, we may not be able to purchase contracts to insulate ourselves adequately from foreign currency exchange risks. In addition, any such contracts may not perform effectively as a hedging mechanism. See “Item 5. Operating and Financial Review and Prospects—Exchange Rates.”

Our success depends in large part upon our senior management and key personnel and our ability to attract and retain them.

We are highly dependent on our senior management, including Mr. Narendra K. Patni, our Chairman and Chief Executive Officer. Our future performance will be dependent upon the continued service of these persons. We do not maintain key man life insurance for any of the senior members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. The loss of any of the members of our senior management or other key personnel may adversely affect our business. Our Chief Financial Officer, Mr. Deepak Sogani, has announced his intention to leave his employment with us. He is currently expected to continue his present responsibilities until August 2006. Mr. Surjeet Singh  has been appointed as the new Chief Financial Officer. His appointment is effective August 14, 2006. See “Item 6. Directors, Senior Management and Employees.”

Our revenues could be significantly affected if the governments in the United States or other countries in which our customers are based restrict companies from outsourcing work to non-domestic corporations.

Offshore outsourcing has become a politically sensitive topic in the United States and Europe due to its perceived association with the loss of jobs in such countries. Current or prospective clients may elect to perform services we offer or may be discouraged from transferring these services to offshore providers to avoid any negative perception that may be associated with using an offshore provider. These trends could harm our ability to compete effectively with competitors that operate primarily out of facilities located in the United States. A variety of U.S. federal and state legislation has been proposed that, if enacted, could restrict or discourage U.S. companies from outsourcing their services to companies outside the United States. In addition, it is possible that legislation could be adopted that would restrict U.S. private sector companies that have federal or state government contracts from outsourcing their services to offshore service providers. Because most of our clients are located in the United States, any expansion of existing laws or the enactment of new legislation restricting offshore outsourcing by U.S. companies could adversely impact our ability to do business.

Our inability to complete fixed-price contracts within budget and at the required level of performance could reduce our revenues and profitability.

We derived 42.6% and 40.5% of our revenues from fixed-price contracts in 2004 and 2005. We bear the risk of cost overruns, completion delays and wage inflation in connection with all fixed-price projects, any of which may result in a decrease in our margins from work performed on fixed-price contracts. Our revenues from fixed-price contracts also include revenues from fixed-price SLAs, which are conditioned upon our meeting predetermined performance levels. Any failure to meet such performance levels could result in a reduction in our revenues. Any failure to accurately estimate the resources and time required for a project or any failure to complete our contractual obligations at the committed performance level could adversely affect our revenues and profitability.

Our ability to expand our business and procure new contracts or enter into beneficial business arrangements may be affected by non-competition clauses in our agreements with existing clients or business partners.

Certain of our existing MSAs and other agreements have non-competition clauses, which restrict us from providing services to competitors of our existing clients or entering new markets where a business partner may already have a presence. Many of our MSAs contain clauses that restrict our employees working for a particular client from providing services to a competitor of that client. Such clauses may restrict our ability to offer services to clients in a specific industry in which we have acquired expertise and may adversely affect our business and growth.

We may be liable to our clients for damages caused by system failures or breaches of security obligations.

Many of our contracts involve projects that are critical to the operations of our clients’ businesses. Further, our client contracts may require us to comply with certain security obligations including maintaining network security and back-up data, ensuring our network is virus free and verifying the integrity of employees that work with our clients by conducting background checks. Any failure in a client’s system or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. We cannot assure you that any limitations of liability set forth in our service contracts will be enforceable in all instances or will otherwise protect us from liability for damages in the event of a claim for breach of our obligations. Our insurance coverage may not be sufficient for all such claims or damages and additional insurance coverage may not be available in the future on reasonable terms or in amounts sufficient to cover large claims. Successful assertions of one or more large claims against us could have a significant adverse effect on our business, results of operations and financial condition.

Our earnings will be adversely affected by the change in  our accounting policies with respect to the expensing of stock options.

Historically, we have not deducted any expense based on stock option grants in determining our net income. Effective from January 1, 2006, a mandatory change in accounting standards for employee stock options requires us, in determining net income, to record the cost of employee services received in exchange for stock compensation based on the fair value of the stock options on the date of grant. This change will negatively affect our net income. While we have not calculated the effect of this mandatory change on our net income for 2003 and 2004, we estimate that the effect would not be materially different from that shown on a pro forma basis in our consolidated financial statements, which reflected additional expenses of $0.2 million, $1.3 million and $3.5 million in 2003, 2004 and 2005. The impact of this mandatory change on our earnings may be greater in the future based on the number of options we grant and their fair value. See “Item 5. Operating and Financial Review and Prospects—Recently Issued Accounting Pronouncements under U.S. GAAP.”

Our clients’ proprietary rights may be misappropriated by our employees or subcontractors in violation of applicable confidentiality agreements.

We require our employees and subcontractors to enter into non-disclosure arrangements to limit access to and distribution of our clients’ intellectual property and other confidential information as well as our own. We can give no assurance that the steps taken by us in this regard will be adequate to enforce our clients’ intellectual property rights. If our clients’ proprietary rights are misappropriated by our employees or our subcontractors or their employees, in violation of any applicable confidentiality agreements or otherwise, our clients may consider us liable for that act and seek damages and compensation from us.

We may be subject to third party claims of intellectual property infringement.

Although there are currently no material pending or threatened intellectual property claims against us, infringement claims may be asserted against us in the future. Our contracts contain broad indemnity clauses, and under most of our contracts, we are required to provide specific indemnity relating to third party intellectual property rights infringement. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all. We may also be required to change our methodologies so as not to use the infringed intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation in this area, irrespective of the outcome, could be time-consuming and costly and/or injure our reputation.

As the number of patents, copyrights and other intellectual property rights in our industry increases, we believe that companies in our industry will face more frequent infringement claims. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company.

We have a limited ability to protect our intellectual property rights, and unauthorized parties may infringe upon or misappropriate our intellectual property.

We rely on a combination of copyright, trademark and design laws, confidentiality procedures and contractual provisions to protect our intellectual property, including our brand identity. However, the laws of India may not protect intellectual property rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights. Our competitors may independently develop proprietary methodologies similar to ours or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our services or proprietary information. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly and the outcome of any such litigation cannot be guaranteed. For more information regarding our intellectual property, see “Item 4. Information on the Company—Intellectual Property.”

An economic downturn may impair our growth and operating results.

Discretionary spending on IT products and services in many parts of the world has increased after a period of decreased spending resulting from a challenging global economic environment. If economic growth slows or the current trend reverses, companies may cancel, reduce or defer expenditures for IT services. In an economic downturn, our utilization and billing rates for our software professionals could decline, which may adversely affect our growth and profitability.

Risks Related to Investments in Indian Companies and International Operations Generally

We are incorporated in India and a substantial portion of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

Immigration restrictions could limit our ability to expand our operations in the United States. We derive a high proportion of our revenues from clients located in the United States which may be affected materially by such restrictions.

Most of our employees are Indian nationals. The ability of our software professionals to work in the United States, Europe and in other countries depends on our ability to obtain necessary visas and work permits. As of December 31, 2005, a majority of our software professionals in the United States held H-1B visas, a temporary visa which allows the employee to remain in the United States while he or she remains an employee of the sponsoring firm, and L-1 visas, an intra company transfer visa allowing managers and executives or employees with specialized knowledge to stay in the United States only temporarily. An H-1B visa may be granted to certain categories of persons in several “specialty occupations” including software professionals such as our employees, so long as their compensation meets annually adjusted minimums. Those adjustments may force increases in the salaries we pay to our employees with H-1B visas, resulting in lower profit margins. Although there is currently no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that may be approved by the United States government in any fiscal year. Such annual limit is fixed at 65,000 and has already been reached for the year 2006 (October 1, 2005 to September 30, 2006). We believe that the demand for H-1B visas will continue to be high. Further, the United States government has increased the level of scrutiny in granting visas. This may lead to limits on the number of L-1 visas granted. The U.S. immigration laws also require us to comply with other legal requirements including those relating to displacement and secondary displacement of U.S. workers and recruiting and hiring of U.S. workers, as a condition to obtaining or maintaining work visas for our software professionals working in the United States.

Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our software professionals. Our reliance on work visas for a significant number of software professionals makes us particularly vulnerable to such changes and variations. As a result, we may not be able to obtain a sufficient number of visas for our software professionals or may encounter delays or additional costs in obtaining or maintaining such visas.

Wage pressures in India may prevent us from sustaining our competitive advantage and may reduce our profit margins.

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Wages in India are increasing at a faster rate than in the United States, which could result in increased costs for software professionals, particularly project managers and other mid-level professionals. We may need to continue to increase the levels of our employee compensation to remain competitive and manage attrition.

Clients may seek to reduce their dependence on India for outsourced IT services or take advantage of the services provided in countries with labor costs similar to or lower than India.

Clients who presently outsource a significant proportion of their IT services requirements to vendors in India may, for various reasons, including to diversify geographic risk, seek to reduce their dependence on one country. We expect that future competition will increasingly include firms with operations in other countries, especially those countries with labor costs similar to or lower than India, such as China, the Philippines and countries in Eastern Europe. Since wage costs in our industry in India are increasing, our ability to compete effectively will become increasingly dependent on our reputation, the quality of our services and our expertise in specific industries.

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it currently provides to us or otherwise increases our effective tax rate.

Presently, we benefit from the tax holidays given by the Government of India for the export of IT services from specially designated software technology parks and special economic zones in India. As a result of these incentives, which include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services, our operations have been subject to relatively low tax liabilities. The 10-year tax holidays are given for new software units, and the determination of whether or not certain of our units are new units and eligible for the tax exemption is being reviewed and could be challenged by income tax authorities. We are uncertain whether or not we will continue to enjoy the tax benefit from these units and whether the income tax authorities will impose tax claims on us for past deductions. The aggregate benefit of these tax holidays and deductions with respect to our net income was  $15.0 million, $20.6 million and $19.0 million for 2003, 2004 and 2005, respectively. The tax benefits available for some of our facilities have expired and certain others will expire by March 2009.

The provisions of the Income Tax Act of India are amended on an annual basis by enactment of the Finance Act. The Finance Act, 2005 has introduced a fringe benefit tax payable by employers on benefits that are given collectively and not individually to our employees. This tax is likely to increase our operating expenses.

We may also be subject to changes in taxation resulting from the actions of applicable income tax authorities in India or from Indian tax laws that may be enacted in addition to the Finance Act, 2005. For example, we may incur increased tax liability as a result of:

•       a determination by applicable income tax authorities that the transfer price applied to transactions involving our subsidiaries and us was not appropriate; and

•       the introduction of the Export of Service Rules, 2005, effective March 15, 2005, which eliminate an exemption from service tax formerly available for services for which payments are received in India in convertible foreign exchange, except with respect to specified services exported outside India.

Any increases in our effective tax rate as a result of the expiration of tax benefits we currently enjoy, changes in applicable tax laws or the actions of applicable income tax or other regulatory authorities could materially reduce our profitability. For more information, see “Item 5. Operating and Financial Review and Prospects—Taxes.”

Any disruption in the supply of power, IT infrastructure and telecommunications lines to our facilities could disrupt our business process or subject us to additional costs.

Any disruption in basic infrastructure, including the supply of power, could negatively impact our ability to provide timely or adequate services to our clients. We rely on a number of telecommunications service and other infrastructure providers to maintain communications between our various facilities in India and our clients’ operations in the United States and elsewhere. Telecommunications networks are subject to failures and periods of service disruption which can adversely affect our ability to maintain active voice and data communications among our facilities and with our clients. Such disruptions may cause harm to our clients’ business. We do not maintain business interruption insurance and may not be covered for any claims or damages if the supply of power, IT infrastructure or telecommunications lines is disrupted. This could disrupt our business process or subject us to additional costs.

Anti-takeover provisions under Indian law could prevent or deter an entity from acquiring control of us.

Indian takeover regulations contain certain provisions that may delay, deter or prevent a future takeover or change in control of us. These provisions may discourage a third party from attempting to take control of our company, even if a change in control would result in the purchase of ADSs at a premium to the market price or would otherwise be beneficial to our ADS holders. See “Item 10. Additional Information—Takeover Code.”

There are certain differences in shareholder rights and protections between the laws of India and the United States and between governance standards for a U.S. public company and a foreign private issuer such as us.

We are incorporated in India and investors should be aware that there are certain differences in shareholder rights and protections between the laws of India and the United States. There are also certain differences in the governance standards for a U.S. company and those applicable to a foreign private issuer such as us. A U.S. investor should consider such differences in shareholder rights and governance.

In certain circumstances, our ability to acquire companies organized outside India may require the approval of the Government of India and/or the Reserve Bank of India and we may fail to obtain such approvals in a timely manner or at all.

As part of our strategy, we intend to acquire companies, in India or abroad, which have a synergistic fit with our operations.

Subject to compliance with certain Indian laws and regulations, including Indian exchange control laws and regulations, we are permitted

•       to make overseas direct investments of up to 200% of our net worth as of the date of our last audited balance sheet;

•       to make overseas direct investments, without limits on net worth, in any foreign security from the proceeds of an international offering of ADRs or GDRs or from the account balances held in our exchange earner’s foreign currency bank accounts; and

•       subject to certain conditions, to acquire shares of a foreign company engaged in a bona fide business activity in exchange for our ADRs or GDRs, provided that such an investment, taken together with all our overseas direct investments, does not exceed an amount equivalent to ten times our export earnings during the preceding financial year as reflected in our audited balance sheet.

Other than the above exceptions, we are required to obtain the approval of the RBI to acquire shares of a foreign company for cash consideration.

Additionally, if we are to invest in a foreign company through a share swap transaction, other than by way of an exchange of our ADRs or GDRs, we are required to obtain the approval of the Government of India and/or the Reserve Bank of India.

In certain circumstances, we may not be able to meet the Indian regulatory requirements with respect to certain acquisitions of foreign companies and may require the prior approval of the Reserve Bank of India and/or the Government of India to consummate acquisitions of such foreign companies. We may not be able to obtain some or all of these approvals in a timely manner or at all, and thereby may be impeded in our efforts to acquire companies organized outside India. This inability may limit our growth, render us uncompetitive relative to our competitors and adversely affect our business, revenues and profitability.

You may have difficulty enforcing any judgment obtained in the United States against us or our directors or executive officers in India.

We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. Furthermore, most of our assets and the assets of our directors and executive officers are located outside the United States. As a result, you may be unable to:

•       effect service of process upon us or our directors and executive officers; or

•       enforce judgments obtained in the United States courts against us or such persons in the United States, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

The United  States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

Incidents such as terrorist attacks and other acts of violence or war involving India, the United States, and other countries could adversely affect the financial markets, result in loss of client confidence, and adversely affect our business, results of operations and financial condition.

Incidents such as the terrorist attacks that occurred in New York and Washington, D.C., on September 11, 2001, in Delhi on October 29, 2005, and in Mumbai on July11, 2006 and in London, U.K., Bali, Indonesia and Madrid, Spain, and other acts of violence or war, including those involving India, the United States or other countries, may adversely affect global equity markets and economic growth. These acts may also result in a loss of business confidence and have other consequences that could adversely affect our business, results of operations and financial condition. Travel advisories, reluctance to travel and increased visa scrutiny for travelers as a result of such attacks may have an adverse impact on our ability to operate effectively. Any of these events could adversely affect client confidence in India as an outsourcing base.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, such as between India and Pakistan. In recent years there have been military confrontations along the India-Pakistan border. The potential for hostilities between the two countries is high due to past terrorist incidents in India and troop mobilizations along the border, and the geopolitical situation in the region. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Political tensions could increase the perception that investments in Indian companies involve a higher degree of risk than companies in other countries such as the United States. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Our performance is linked to the stability of policies and the political situation in India.

The role of the Indian central and state governments in the Indian economy and their effect on producers, consumers and regulators has remained significant over the years. Since 1991, successive governments of India have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. The current Government of India, which was formed in May 2004, has announced policies and taken initiatives that support the continued economic liberalization policies pursued by previous governments. We cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

Since 1996, the Government of India has changed six times. The current Indian government is a coalition of many parties, some of which are communist and other far left parties in India. The withdrawal of one or more of these parties or any dispute between groups of those parties could result in political instability. Any political instability could delay or otherwise adversely affect the reform of the Indian economy and could have a material adverse effect on the market for our equity shares and our ADSs and on the market for our services.

We are vulnerable to natural disasters that could severely disrupt the normal operation of our business and adversely affect our earnings.

India is susceptible to natural disasters, including tsunamis, floods and earthquakes. On December 26, 2004, southeast Asia, including the eastern coast of India, experienced a tsunami that caused significant loss of life and property damage. While our facilities were not damaged, the tsunami struck Chennai and other areas in which we operate. Substantially all of our facilities and IT professionals are located in India. If our facilities are damaged by a tsunami, flood, earthquake or other natural disaster, our global delivery capability could be interrupted or delayed significantly. Although we maintain comprehensive natural perils insurance up to policy limits our insurance coverage may not be sufficient to cover all of our potential losses. In addition, disaster management facilities in India may not be adequate to protect against potential losses. As a result, a natural disaster in India could have a material adverse effect on our business, financial condition and results of operations.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Laws, regulations and standards relating to accounting, corporate governance and public disclosure, new SEC regulations, NYSE rules, Securities and Exchange Board of India rules, and Indian stock market listing regulations are subject to change and can create uncertainty for companies like ours. New or changed laws, regulations and standards could lack specificity or be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources. Our independent auditors may be unable to issue unqualified attestation reports on management’s assessment on the operating effectiveness of our internal controls over financial reporting.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses.

Risks Relating to Our ADSs and our Trading Market

Sales and issuances of our equity shares or ADSs may adversely affect the market price of the ADSs and our equity shares.

Sales of a substantial number of equity shares, including sales by our insiders, into the public market, whether on the Indian Stock Exchanges or into the United States by issuances of ADSs, or the perception that such sales may occur, could adversely affect the market price of the ADSs and our equity shares or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time. In addition, we have adopted an employee stock option plan as a means to reward and motivate our employees. You may experience dilution of your shareholding to the extent that we make future equity offerings or issue equity shares pursuant to the exercise of stock options under our employee stock option plan.

We have controlling shareholders who have the ability to exercise significant control over us, and whose interests may conflict with the interests of our other shareholders.

Mr.  Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni, together with their families and entities controlled by them, and General Atlantic own 14.77%, 14.95%, 14.95% and 16.61% of our outstanding equity shares.

Our Articles of Association confer certain rights on our controlling shareholders relating to our governance, including representation on our board of directors and an ability to adjourn a shareholder or board of directors meeting for lack of quorum if their representative is not present at the first such meeting. In addition, our Articles of Association can only be amended if members holding not less than 75% of our equity shares (and who are entitled to vote) cast votes in favor of such amendments and such votes include the favorable votes of each of the controlling shareholders so long as the respective groups hold at least 10% of our equity shares and vote on such amendment. Pursuant to the terms of our Articles of Association, Mr. Narendra K. Patni is the permanent Chairman of our Board, with a casting vote in the event of a tie.

Pursuant to an employment agreement with our U.S. subsidiary, Patni Computer Systems, Inc., and a consultancy agreement between our U.S. subsidiary and us, Mr. Narendra K. Patni serves as our chief executive officer and the chief executive officer of our U.S. subsidiary. So long as our consultancy agreement is in effect, Mr. Narendra K. Patni will act as our chief executive officer and, pursuant to our Articles of Association, so long as he remains our chief executive officer, he will have the right to appoint and remove all key senior personnel and senior management, following consultation with General Atlantic. The employment agreement with Mr. Narendra K. Patni has an initial term expiring on December 31, 2008, which can be extended at Mr. Patni’s option for an additional five year term. In addition, our board of directors has approved the extension of the consultancy agreement to December 31, 2010.

We have entered into employment agreements with each of Mr. Gajendra K. Patni and Mr. Ashok K. Patni pursuant to which each serves as one of our executive directors. The employment agreement with each of Mr. Gajendra K. Patni and Mr. Ashok K. Patni had an initial term which expired on October 23, 2005. Our board of directors had resolved that, in accordance with our Articles and subject to the provisions of the Companies Act, 1956, or Indian Companies Act, and approval of our shareholders, to reappoint each of Messrs. Gajendra K. Patni and Ashok K. Patni as our executive directors for a further period of five years beginning October 24, 2005. Our shareholders at the Annual General Meeting held on June 21, 2006 approved these re-appointments for a further period of five years beginning October 24, 2005.

In addition, the agreements with each of Messrs. Narendra K. Patni, Gajendra K. Patni and Ashok K. Patni can be terminated only upon payment of additional compensation.  Our Articles of Association required that each of Messrs. Narendra K, Patni, Gajendra K. Patni and Ashok K. Patni not compete against us; however, these non-compete provisions expired in February 2005. None of Messrs. Narendra K. Patni, Gajendra K. Patni or Ashok K. Patni has entered into a standard non-solicitation and non-compete agreement that all of our other employees are required to sign as a condition of employment. In addition, Mr. Gajendra K. Patni and Mr. Ashok K. Patni, together with their family members, have management control of certain companies, which include PCS Technology Limited, PCS International Limited, PCS Cullinet Private Limited, PCS Finance Private Limited, Ashoka Computer Systems Private Limited, Raay Software Private Limited and Raay Global Investments Private Limited. We have not entered into any non-solicitation or non-compete agreements with any of these companies. While these companies currently are not competing with us to a material extent, we cannot assure you that in the future they may not compete with us, may not solicit our employees or otherwise have interests that may not conflict with ours.

Each of the four controlling shareholders has the right to appoint one director to our board of directors so long as such controlling shareholder holds 5% or more of our equity shares. In addition, two of our other directors serve as special advisors to General Atlantic and a third additional director formerly served as a special advisor to General Atlantic.

Accordingly, our controlling shareholders have the ability to exercise significant influence over our management, including over matters requiring shareholder approval or approval by our board of directors. This could delay, defer or prevent a change in control, impede a merger, consolidation, take-over or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Certain of our shareholders also have certain additional rights with respect to SEC registration for resale of our equity shares. See “Item 7.B. Related party transactions—Registration Rights Agreement.”

Trading suspensions and closures at the Indian Stock Exchanges may adversely affect the trading price of ADSs.

Our equity shares are listed and traded in India on the Indian Stock Exchanges. The regulation and monitoring of Indian securities markets and the activities of investors, brokers and other participants differ, in some cases significantly, from those in the United States. Indian stock exchanges have in the past experienced problems, including temporary exchange closures, broker defaults, settlement delays and strikes by brokerage firm employees, which, if continuing or recurring, could affect the market price and liquidity of the securities of Indian companies, including our equity shares and ADSs, in both domestic and international markets.

The two Indian stock exchanges on which our equity shares are listed, The Bombay Stock Exchange Limited and the National Stock Exchange of India Limited, also have a specific price band for each security listed. When a price fluctuation exceeds the specific limits of the price band, trading of the security is stopped for that trading session. Such price volatility controls and the specific price bands are decided by each individual exchange and may differ from exchange to exchange. A closure of or trading stoppage on the Indian Stock Exchanges could adversely affect the trading price of the ADSs. In addition, the liquidity and trading patterns of securities quoted on the Indian Stock Exchanges may be substantially different from those of securities listed on the NYSE. Historical trading prices, therefore, may not be indicative of the prices at which the ADSs will trade in the future.

Exchange rate fluctuations between the dollar and the rupee will affect the value of the ADSs.

Fluctuations in the exchange rate between the rupee and the dollar will affect the dollar value of any cash dividends paid in rupees on our equity shares represented by the ADSs. In addition, these fluctuations will affect the dollar equivalent of the rupee price of our equity shares on the Indian Stock Exchanges and, as a result, the prices of our ADSs in the United States, as well as the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the depositary under the deposit agreement. Holders may not be able to convert rupee proceeds into dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all.

Indian law imposes certain restrictions that limit a holder’s ability to transfer the shares obtained upon surrender of ADSs and repatriate the proceeds of such transfer, which may cause our ADSs to trade at a premium or a discount to the market price of our equity shares.

Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

An investor in our ADSs may not be able to exercise preemptive rights for additional equity shares and may thereby suffer dilution of your equity interest in us.

Under the Indian Companies Act a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new shares, unless such preemptive rights have been waived by holders of three-fourths of the shares voting on the resolution to waive such rights. A holder of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. We cannot assure you that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of such securities. To the extent that a holder of ADS is unable to exercise preemptive rights granted in respect of the equity shares represented by the ADSs, his proportional interest in us would be reduced.

ADS holders may be restricted in their ability to exercise voting rights.

At our request, the depositary will mail the holders of ADSs any notice of a shareholder meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of our shares represented by the ADSs. If the depositary receives voting instructions from the holders in time, relating to matters that have been forwarded to them, it will endeavor to vote the shares represented by the ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that the holders will receive voting materials in time to enable them to return voting instructions to the depositary in a timely manner. Shares for which no voting instructions have been received will be voted by our management. There may be other communications, notices or offerings that we only make to holders of our shares, which will not be forwarded to holders of ADSs. Accordingly, the holders of ADSs may not be able to participate in all offerings, transactions or votes that are made available to holders of our shares.

An active or liquid trading market for our ADSs is not assured.

An active, liquid trading market for our ADSs may not be maintained in the long term. We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The lack of an active, liquid trading market could result in the loss of market makers, media attention and analyst coverage. If there is no longer a market for our equity shares, or if we fail to continue to meet eligibility requirements, we may be required to delist from the NYSE and this may cause our share prices to decrease significantly. In addition, if there is a prolonged decline in the price of our equity shares, we may not be able to issue equity securities to fund our growth, which would cause us to limit our growth or to incur higher cost funding, such as short-term or long-term debt.

Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although the holders are entitled to withdraw the equity shares underlying the ADSs from our Depositary at any time, there is no public market for our equity shares in the United States.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and development of the Company

We were incorporated as Patni Computer Systems Private Limited on February 10, 1978 under the Indian Companies Act. We are registered with the Registrar of Companies, Pune, Maharashtra, India. Our company registration number is 11 020127. In 1988, by virtue of Section 43A of the Indian Companies Act, we became a “deemed public company” and subsequently on April 15, 1991 we were converted into a private limited company. By virtue of our turnover exceeding prescribed limits under the then-applicable Section 43A of the Indian Companies Act, on July 1, 1995, we became a deemed public company and consequent to the deletion of Section 43A from the Indian Companies Act, we were converted to a private limited company on June 27, 2002. We were again converted to a public limited company on September 18, 2003 and changed our name to Patni Computer Systems Limited. Our registered office is located at S-1A

Irani Market Compound, Yerawada, Pune 411 006, Maharashtra, India and the telephone number of our registered office is +91 20 2669 3457.

The original activities of the Company were computer time rental, the resale of imported computer hardware, and software exports. In 1981, we promoted PCS Data Products (Private) Limited, or PCSDP, for the sale and marketing of computer equipment and hardware maintenance. In 1987, we promoted PCS Data General India, or PCSDG, a joint venture with The Data General Corporation, USA, for the manufacture and maintenance of computer hardware. In 1994, the name of PCSDP was changed to PCS Industries Limited, or PCSIL, and PCSDG was merged into PCSIL. Since 1994, we have been entirely focused on software exports. In 1999, the shares of PCSIL held by us and other non-operating assets were de-merged into other group companies and our Company emerged as a focused IT services company.

Our corporate headquarters are located at Akruti Softech Park, MIDC Cross Road No. 21, Andheri East, Mumbai 400 093, India, and our North American headquarters are located at One Broadway Cambridge, MA 02142. General Atlantic made a significant investment in our company in 2002. To enhance our domain expertise in financial services and telecommunications, we made selective acquisitions such as The Reference Inc., which we acquired in April 2003, and Cymbal, which we acquired in November 2004. We completed our initial public offering of equity shares in India in February 2004 and our initial offering of ADSs listed on the New York Stock Exchange in December 2005.

Our capital expenditures for 2003, 2004 and 2005 were $13.7 million, $22.5 million and $55.4 million, respectively. These capital expenditures were primarily to finance the expansion of our existing facilities as well as the construction of new facilities in India. We anticipate capital expenditures of between approximately $250 million to $300 million from 2005 through 2008, principally to finance the construction of our new knowledge park facilities in Navi Mumbai and Chennai and other facilities and physical infrastructure in India. We are obliged under a number of contracts relating to capital expenditure. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated approximately $22 million at December 31, 2005. We currently intend to finance our planned capital expenditure entirely from the proceeds of our ADS offering and funds generated from operations.

4.B. Business overview

We are a leading Indian provider of information technology services. We deliver a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India, which we call our global delivery model. We offer our services to customers through industry-focused practices, including insurance, manufacturing, financial services and telecommunications, and through technology-focused practices. Within these practices, our service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

We have in-depth knowledge in our industry and technology practices. Insurance, manufacturing and financial services accounted for 32.8%, 28.3% and 19.2% of our revenues in 2004, and 27.7%, 21.9% and 16.0% in 2005. In November 2004, we enhanced our expertise in the telecommunications industry by acquiring Cymbal (now Patni Telecom), a U.S.-based IT services company. We also have knowledge, experience and a growing presence in other industries including retail, energy and utilities, logistics and transportation, and media and entertainment. Our technology practices offer research, design and development services for product engineering and to independent software vendors, or ISVs. Through our dedicated sales and management teams in each of our industry and technology practices, we believe we are able to provide better client service, effectively cross-sell services to our existing clients and develop new client relationships.

We have a track record of successfully developing and managing large, long-term client relationships with some of the world’s largest and best known companies. Our customer base has increased significantly from 87 clients as of December 31, 2002 to 199 clients as of December 31, 2005. Several of our key executives are located in our client geographies to better develop and maintain client relationships at senior levels. Repeat business accounted for 90.3% in 2003, 88.8% in 2004 and 91.7% of our revenues in 2005.

Our revenues grew from $142.6 million in 2001 to $450.3 million in 2005, representing a compound annual growth rate of 33.3%. Our net income grew from $22.1 million in 2001 to $60.9 million in 2005, representing a compound annual growth rate of 28.9%. Our total number of employees was 4,900 as of December 31, 2001 and 11,802 as of December 31, 2005. We are investing in new high-tech facilities, which we refer to as “knowledge parks”, designed for expanding our operations and training our employees. As of December 31, 2005 we had 194 sales and marketing personnel supported by dedicated industry specialists in 23 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

We have a highly qualified management team with a broad range of experience in the IT industry. Our Chief Executive Officer is an entrepreneur and engineer who has been in this industry for over 30 years and has led us from our inception in 1978. Most of our senior management has worked as a team with us for over 20 years. We use our competitive recruitment program to select the best talent from India’s premier engineering institutions. We were ranked among the 10 Best Companies to Work For in India by a survey conducted jointly among Mercer, an international human resources consulting firm, TNS, a provider of market information and Business Today magazine.

Industry Background

Businesses are increasingly relying on IT service providers to help manage the growing complexity, cost, and risk of today’s IT infrastructure. Client engagements have evolved from simple staff augmentation and generic technology services to customized IT solutions requiring skilled IT professionals with in-depth industry knowledge. Further, the maturity of outsourced and offshore service delivery has generated client demand for more sophisticated engagement models combining onsite and offshore IT management. We believe these trends will continue to drive growth generally in the worldwide market for IT services and specifically in the Indian IT services industry.

Expectation for accelerated global IT spending

Changing market conditions, rapid technological innovation, the impact of the internet and increasing globalization are creating an increasingly competitive business environment requiring businesses to transform the manner in which they operate. Customers are increasingly demanding improved service and accelerated delivery times at lower costs. To adequately address these needs, businesses are using IT service providers to help create sustainable competitive advantages.

According to a 2005 Gartner report, worldwide spending on IT services is expected to grow from $582.5 billion in 2003 to $759.8 billion in 2008. This represents a compound annual growth rate (CAGR) of 5.5%.

Source : Forecast: IT Services, Worldwide, 2005-2009 (Update), Kathryn Hale, Robert De Souza, Twiggy Lo, Yuko Adachi

Increased IT outsourcing as a means to optimize costs

Businesses are outsourcing their IT requirements to better manage their IT spending and reduce costs. Outsourcing enables businesses to optimize their IT cost structures by converting a portion of their fixed costs to variable costs. Consequently, we believe outsourcing presents significant long-term growth potential. The following table shows Gartner’s recent worldwide forecast for core outsourcing by vertical market for 2005 to 2009.

Source : Publication Date: 14 December 2005 ID Number: G00131095, Gartner on Outsourcing, 2005 By Lorrie Scardino, Dane S. Anderson, Robert H. Brown, Claudio Da Rold, Cassio Dreyfuss, Frances Karamouzis, John-David Lovelock, William Maurer, Cynthia Moore, Allie Young

Trend towards offshore IT services

Macroeconomic trends of globalization and industrialization, and a rapidly evolving economic and business environment have driven the trend towards offshoring of IT services. To acquire high quality IT services more cost effectively, businesses are increasingly using offshore IT providers. It has become common for requests for proposals to require significant detail about the IT services providers’ offshore capabilities. As a result, over the last few years a large number of global technology and IT services companies have begun to incorporate offshore operations as part of their business models. According to a December 2004 Gartner report,(1) by 2008 Gartner forecasts that the globally sourced component (external labor billed to the customer) of IT services spending will be approximately $50.0 billion, representing about 7% of the $728 billion total. This represents a compound annual growth rate of approximately 29% from 2003 to 2008.

Growing Indian IT services sector

India is a premier source for offshore IT services. According to an IDC report published in 2004, 80% of businesses in a survey with thirty respondents selected India as a preferred country for offshore IT services.

We believe that there are several key factors favoring India:

•       High quality delivery: The development centers at several of the Indian IT services providers have been assessed at SEI-CMM Level 5;

•       Significant cost benefits: The NASSCOM Strategic Review 2005 suggests that overseas companies could realize savings of 25% to 60% by utilizing offshore resources; and

       (1) Source: “Gartner on Outsourcing 4Q04”, L. Scardino, R. Brown, B. Caldwell, S. Cournoyer, C. Dreyfuss, I. Marriott, W. Maurer, A. Young.

•       Abundant skilled resources: India has an abundant, highly-skilled, English-speaking labor pool. According to the NASSCOM Strategic Review 2005, India turns out approximately 2.5 million graduates, including 284,000 engineering graduates, from its educational institutions annually.

According to NASSCOM, the top ten Indian IT services and software exporters by estimated export revenues (excluding U.S.-based and other foreign companies that have significant offshore operations in India) for the year ended March 31, 2006 are:

TOP 20 IT SOFTWARE & SERVICE EXPORTERS FROM INDIA (2005-06)
(excludes ITES-BPO)

1.                 Tata Consultancy Services Ltd.

2.                 Infosys Technologies Ltd.

3.                 Wipro Technologies Ltd.

4.                 Satyam Computer Services Ltd.

5.                 HCL Technologies Ltd.

6.                 Patni Computer Systems Ltd.

7.                 I-flex Solutions Ltd.

8.                 Tech Mahindra Ltd. (formerly Mahindra-British Telecom Ltd.)

9.                 Perot Systems TSI (I) Ltd.

10.          L&T Infotech Ltd.

Source : NASSCOM Press Release (Updated on June 27, 2006)

Our Delivery Model

We address our clients’ needs with our global delivery model, through which we allocate resources in a cost-efficient manner using a combination of onsite client locations in North America, Europe and Asia and offshore locations in India. We believe an integral part of our delivery is our industry knowledge, which we refer to as our domain expertise.

We refer to our own industry experts, business analysts and solutions architects who are located primarily onsite with the client as our “domain wedge”. These experts are supported by additional personnel who provide technical services onsite on a temporary basis, and by our trained professionals located normally at one or more of our eight offshore centers in India. Typically, at the initial stage of a project, we provide services through our onsite industry and technology experts and our transient onsite delivery personnel. By applying our domain wedge approach, we deliver solutions that can be structured to scale to suit our clients’ needs. In certain cases we provide dedicated offshore development centers, set up for a particular client. Through these offshore development centers we integrate our clients’ processes and methodologies and believe we are better positioned to provide comprehensive and long-term support. We maximize the cost efficiency of our service offerings by increasing the offshore portion of the work as the client relationship matures. To complement our domain wedge, we have aligned a majority of our sales and marketing teams to focus on specific industry sectors.

Our Competitive Strengths

We believe our competitive strengths enable us to deliver high-quality, efficient and scalable services. These strengths include:

Focused Industry Expertise

We concentrate on industries where we believe we can generate sustained revenue growth, such as insurance, manufacturing, financial services and telecommunications. Through our extensive experience in these industries, we provide solutions that respond to technological challenges faced by our clients. To enhance our domain expertise in financial services and telecommunications, we have made selective acquisitions such as The Reference Inc., which we acquired in 2003, and Cymbal, which we acquired in 2004. We also focus on technology practices, specifically in product engineering and for ISVs.

Successful Client Relationships

We have demonstrated the ability to build and manage large client relationships. Our established, long-term relationships typically develop from performing discrete projects to providing multiple service offerings spread across the client’s businesses. For example, we have a fifteen-year relationship with our largest client who is also one of our principal shareholders, General Electric, which has grown to $99.4 million in revenues in 2005. Through our flexible approach, we believe we offer services that respond to our clients’ needs irrespective of their size. By leveraging our industry experience with our project management capabilities and breadth of technical expertise, we solidify and expand our client relationships.

Extensive Suite of IT Services

We provide a comprehensive range of IT services, including application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering, business process outsourcing and quality assurance services. Our knowledge and experience spans multiple computing platforms and technologies, which enable us to address a range of business needs and to function as a virtual extension of our clients’ IT departments. We offer a broad spectrum of services in select industry sectors, which we leverage to capitalize on opportunities throughout our clients’ organizations.

Delivery and Operational Excellence

Through our mature global delivery model, we deliver high quality and cost-effective IT services from multiple locations in a reduced timeframe. We vary the composition of our employee resource pool, in terms of seniority and location, to maximize our productivity and efficiency. Our processes and methodologies have achieved Capability Maturity Model Integrated (CMMi) Level 5, the highest attainable certification. We use project management tools to deliver services to client specifications in a timely and reliable manner while maintaining a high level of client satisfaction.

Highly-skilled Professionals

We have a highly qualified management team with a broad range of experience in the IT industry. Our Chief Executive Officer is an entrepreneur and engineer who has been in the IT industry for over 30 years and has led us from our inception in 1978. Most of our senior management team has worked as a team for over twenty years. We use our competitive recruitment program to select the best talent from India’s premier engineering institutions. We were ranked among the 10 Best Companies to Work For in India by a survey conducted jointly among Mercer, an international human resources consulting firm, TNS, a provider of market information and Business Today magazine.

Our Strategy

We seek to further enhance our position as a leading Indian provider of integrated IT services and solutions through our global delivery model. To achieve this we intend to:

Penetrate and Grow Strategic Client Accounts

We have achieved strong revenue growth by focusing on select, long-term customer relationships which we call strategic accounts. We aim to expand the scope of our client relationships by leveraging our focused industry sector expertise with delivery excellence, responsive engagement models and breadth of services. We intend to focus on adding new strategic clients and further penetrating our existing customer relationships. We address the needs of our larger strategic relationships through dedicated account managers who have responsibility for increasing the size and scope of our service offerings to such clients. We aim to strengthen our sales and marketing teams, a majority of whom are aligned to focus on specific industries.

Strengthen and Broaden our Industry Expertise

We intend to strengthen our understanding of key industries by investing in a strong base of industry experts, business analysts and solutions architects as well as considering select, targeted acquisitions. We believe that we can add more value than a general service provider because we understand the specific industry requirements of our clients.

Strengthen and Broaden our Service Lines

We aim to deepen our existing client relationships through new and more comprehensive service lines. In recent years we have added new capabilities in line with our growth and customer needs. We continually explore new initiatives through our internal centers of excellence, which focus on innovation in specific technology platforms or services. For example, we added quality assurance services as a new service line, and developed increased capabilities such as business intelligence, database administration and legacy system modernization in other service lines.

Optimize and Expand Delivery Capability

We are committed to enhancing our processes and methodologies by investing in project management tools that improve our efficiency. We aim to develop new productivity tools, refine our software engineering techniques and maximize reuse of our processes. For example, we use automation testing to increase the efficiency of our project methodologies and for process management, defect tracking, audit management and contract management. We also apply this commitment to our infrastructure and we are constructing new knowledge park campuses in India to provide world-class infrastructure, high standards of quality and secure delivery.

Build our Brand Globally

While our “Patni” brand is an established and recognized brand in India, we intend to increase recognition of our brand elsewhere in our client markets. We seek to achieve this through targeted analyst outreach programs, trade shows, white papers, sponsorships, workshops, road shows, speaking engagements and global public relations management. We believe that a stronger brand will facilitate our ability to gain new clients and to attract and retain talented professionals.

Pursue Strategic Acquisitions

We seek to pursue selective strategic acquisitions to augment our capabilities and to address gaps in industry expertise, technical expertise, service lines and geographic coverage. We will continue to consider and seek acquisition opportunities such as The Reference Inc., which further deepened our domain expertise in the financial services industry, and Cymbal, which considerably increased our capabilities in the telecommunications sector.

Industry Practices, Technology Practices and Service Lines

We offer our services to customers through industry practices in insurance, manufacturing, financial services and telecommunications, as well as in other industries. We also have technology practices that offer services in product engineering and for ISVs. Our industry practices and technology practices are complemented by our service lines, which we develop in response to client requirements and technology life cycles. Our service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering, business process outsourcing and quality assurance services.

Industry Practices

Insurance

We offer a range of integrated services to global insurance companies. Our industry experts employ their knowledge in all stages of the insurance business cycle, from underwriting to compliance. Our offerings include a broad spectrum of services to insurance carriers including life and health, property and casualty and reinsurance companies. The IT services we provide span several functions, including sales and marketing, distribution, policy services, claims, compliance, accounting and reinsurance. Our core services include:

•       systems consolidation and integration of mergers and acquisitions;

•       policy administration conversions;

•       development of frameworks that reduce the cycle time and cost for policy issue and claim handling;

•       new product (life and retirement) introductions;

•       batch system optimization;

•       data mining;

•       development of business intelligence applications; and

•       legacy support of several applications.

We are a member of global insurance industry organizations such as Life Office Management Association, or LOMA, the Association for Cooperative Research and Development, or ACORD, and the Insurance and Accounting Systems Association. Several of our business analysts are LOMA certified and certified by the American Institute for Chartered Property and Casualty Underwriters.

Manufacturing

Our manufacturing practice offers IT and business process outsourcing services that support the purchase, sales, production, engineering, finance, human resources and legal functions of a manufacturing company. Within the manufacturing industry, the sectors we service include consumer goods and durables, electronics, engineering, food and beverages, personal care products, paper and rubber products. To businesses in these sectors, we provide services in the following areas:

•       supply chain management;

•       demand chain management;

•       manufacturing applications and core manufacturing systems (including package implementation);

•       data warehousing; and

•       business intelligence.

Our newer initiatives in this sector include application development using radio frequency identification, or RFID, technologies and business process monitoring solutions.

Financial Services

Our financial services practice focuses on clients in the banking, financial services and securities industries. In April 2003, we acquired The Reference Inc., a Massachusetts corporation, particularly to enhance our financial services industry practice. We provide consulting and software services for consumer and corporate banking, treasury and risk management, mutual funds and investment management and securities. Our software services to these areas include:

•       architecture design;

•       application integration and development;

•       information security assessments;

•       legacy system maintenance;

•       business intelligence;

•       customer relationship management;

•       mutual funds and capital markets solutions;

•       stock exchange and brokerage house solutions; and

•       business process outsourcing.

Telecommunications

Our telecommunications practice provides domain expertise in a wide spectrum of IT operations and business support systems used by telecommunications service providers across various segments including mobile, wireline, cable, broadband and media. We have expertise particularly in the newer business models that are emerging in these markets such as mobile virtual network operations or integrated voice/data/entertainment content services over broadband and 3G networks. Our telecommunications experts provide solutions that combine a wide variety of services including:

•       IT strategy;

•       system consulting and design;

•       application development;

•       implementation and maintenance;

•       quality assurance;

•       new product development and launch;

•       infrastructure management services; and

•       business process outsourcing.

Other Industries

In addition, we offer services to clients in the following industries:

Retail

Our experience in the retail practice includes specialty and national chains, and catalogue and internet retailing. We also offer standard services such as global trade item number assessment and redemption.

Energy & Utilities

Our experience in the energy and utilities industry includes product development support, concept to implementation project expertise and geographic information systems and related services.

Logistics & Transportation

We provide services to logistics and transportation companies covering operational applications such as fleet management, repairs and spares management, vendor management, reservations, flight operations, inventory management, passenger check-in applications, tracking, logistic applications such as warehouse management, business applications such as human resources and payroll and revenue, sales and financial management.

Media & Entertainment

The services we provide within the media and entertainment industry and television broadcasting include broadcast station management and automation applications, and traffic and billing systems. Our services for publishing companies cover content layout software and search systems. Our services for online gaming and casinos primarily involve accounts management.

Technology Practices

ISV

Our ISV technology practice offers outsourcing services that focus on design and development of software products. Our key engagements are with packaged software and engineering software vendors. We help ISVs shorten upgrade release cycles and reduce the time for a new product to be launched while maintaining cost efficiencies. We leverage the latest tools and technologies to assist in re-engineering and migrations to newer technology programs. These services include:

•       prototyping;

•       design and development for new software products;

•       testing, maintenance and sustenance engineering support; and

•       deployment support.

Product Engineering

Our product engineering technology practice offers our clients complex design and development services in a wide range of industry sectors such as electronics, industrial automation, information storage, mobile and wireless and semiconductors. These services include:

•       industrial design;

•       electronic system design (chip design, hardware board design and real time embedded software design and development);

•       multilingualization;

•       technical help desks;

•       product prototyping; and

•       regulatory compliance.

Service Lines

Application Development

We custom design, develop and implement software solutions for a variety of client needs. We offer services across the software development lifecycle, including requirements analysis, design, implementation, integration and testing for our projects. We typically perform application design, implementation and testing primarily in our offshore delivery centers located in India, while requirements analysis, transition planning, user training and deployment are performed at our clients’ sites. In specific situations, we may work jointly with our clients’ teams. Our projects range from single-platform, single-site systems to multi-platform, multiple-site systems and typically include new development and/or significant functional enhancements to existing software applications. We have developed expertise in mainframe, client-server and internet technologies and on emerging platforms such as .NET and J2EE.

Application Maintenance and Support

Our application maintenance and support services include performance optimization and system modification, product and system support, preventive maintenance and migration to newer technologies and platforms. We perform most of our maintenance and re-engineering assignments at our offshore delivery centers located in India. In addition, we maintain small teams at our clients’ premises to coordinate support functions. We perform diagnostics to assess offshore outsourcing potential and prepare a customized offshore road-map. We share the benefits of our continuous improvement initiatives to reduce recurring maintenance costs for our clients. Our application maintenance projects are typically long-term in nature.

Packaged Software Implementation

We assess, evaluate, implement and maintain packaged software developed by global vendors in the areas of enterprise resource planning, customer relationship management or CRM, supply chain management, business intelligence and enterprise application integration. Our offerings comprise:

•       consulting services, which include functional and technical assessment, architecture and technology consulting and training;

•       implementation services, which include product implementation and rollout;

•       application care services, which include post-implementation support, product customization, interface development and version upgrade; and

•  functional extensions and integration of diverse enterprise applications.

Infrastructure Management Services

We offer full support services of the IT infrastructure and remote managed services of applications, network and hardware infrastructure for our clients. These services are delivered both at customer locations and from our offshore facilities located in India. We specialize in mainframe and client-server operating systems, a wide range of data and voice networks, enterprise management systems, infrastructure products from well-known vendors, web-server products, network security products, disaster recovery and business continuity management. From our network operations center in India we have the facility, hardware and technology to deliver remote managed services to our customers. Our service offerings address several managed services configurations such as traditional, integrated and automated remote monitoring, and management and reporting for enterprise-wide infrastructure environments including hardware, communications and software environments.

Product Engineering Services

Our product engineering services support the various industry requirements of multiple disciplines such as utilities, manufacturing, insurance, banking and finance. Our primary product engineering services include engineering design and modeling, electronic design, embedded software development, product lifecycle management which includes re-engineering, maintenance and sustenance of legacy products, testing and migrations to new technologies. We offer these services to clients in industry sectors such as consumer electronics, automotive, medical electronics, industrial automation, office automation, handheld/mobile device manufacturing and semiconductor manufacturing. Our technology expertise spans multiple computing languages including assembly language for various micro-controllers and processors, real-time operating systems, various computer aided design and manufacturing platforms, GIS platforms, communication protocols and digital signal processing. We also offer document conversion services and GIS services especially to our customers in the utilities industry.

Business Process Outsourcing

We started offering business process outsourcing services in 2002. Since then we have been enhancing our expertise and concentrating on transaction processing for our insurance, financial services and telecommunication clients and administrative processes in the areas of finance and accounting, payment processing, human resource management and technical help-desks.

Quality Assurance Services

Our quality assurance services include functional testing, test automation, performance testing, remote testing and test process consultancy. Apart from testing custom-built applications, we have experience in testing operating systems, utilities, specialized application servers and middleware products. With respect to automation, we have partnerships with leading vendors and expertise in leading commercial and open source tools.

Quality and Project Management

While quality always has been an integral part of our operations at Patni, we became formally certified and assessed for quality models in 1995. We started with ISO 9000-1994, underwent SEI-CMM level 4 and 5 assessments and as of today are ISO 9001-2000 certified and are assessed for P-CMM Level 3 and SEI-CMMi Level 5. ISO 9001 is an international standard for quality management systems maintained by the International Organization of Standardization. The Capability Maturity Model (CMM) is a method for evaluating the quality of a company’s management and software engineering practices, with Level 5 being the highest attainable certification. The CMM was developed by the Software Engineering Institute (SEI) at Carnegie Mellon University. The Software Engineering Institute subsequently released a revised version known as the Capability Maturity Model Integration (CMMi). We have been using the Six Sigma Program to implement process changes including the above. We continuously strive to better our quality management system with the help of industry best practices and research findings. Our quality management system involves the review and continuous improvement of software development and related processes, testing of work products and regular internal and external quality audits. We apply sophisticated project management and solution deployment methodologies that we have developed to help ensure timely, consistent and accurate delivery of IT solutions to our clients. In 2003 we received the Award for Excellence in Electronics from India’s Ministry of Communications & Information Technology.

Centers of Excellence.   We have developed internal “centers of excellence” to create expertise in emerging technologies. We currently have centers of excellence that focus on middleware integration, legacy systems modernization, business intelligence, RFID, process consulting and service oriented architectures based on technologies such as J2EE and .NET. For example, we use our center of excellence on legacy systems modernization to develop solutions for our clients who want to maintain their current business-critical systems but at the same time want to utilize the latest technologies for new systems. We partner with leading technology vendors such as IBM and Microsoft to implement technology solutions soon after they are made available in the market.

Sales and Marketing

Our sales teams use a multi-pronged approach to market our services. They target certain industries and service lines through focused sales executives, geographies through regional sales executives and large clients through dedicated account managers. We have aligned a majority of our sales and marketing teams to focus on specific industries. In addition to our sales executives, we have industry experts and solution architects who complement our sales efforts by providing specific industry and service line expertise. Our sales efforts are also supported by our marketing professionals, who assist in brand-building and tracking our expertise. Our senior management and dedicated account managers are actively involved in managing client relationships and business development through targeted interaction with multiple contacts throughout our clients’ organizations. We aim to develop our client relationships into partnerships by working closely with our clients’ managers and senior executives to formulate and execute an offshore outsourcing strategy, implement engagement models that suit their particular challenges and explore new service lines.

We undertake detailed periodic reviews to identify existing and prospective clients that we believe can develop into large, strategic clients. We intend to focus on adding more strategic accounts, which we define as those who provide $4.0 million or more in annual revenues or those with whom we believe we have the potential to achieve such annual revenue amounts over a 24 to 30 month period. For each strategic client, a senior executive is identified and charged with managing the overall client relationship and leading periodic reviews with the client. The number of strategic clients has grown from 17 as of December 31, 2002 to 31 as of December 31, 2005.

We have 23 sales offices across North America, Europe and the Asia-Pacific region. As of December 31, 2005 we had 194 sales and marketing personnel who are supported by dedicated industry specialists. We set targets for our sales personnel at the beginning of each year, which are subject to periodic reviews. In addition to a base salary, our compensation package for sales personnel includes an incentive-based compensation plan driven by achievement of the prescribed targets.

Our sales and marketing professionals help promote the “Patni” brand through targeted analyst outreach programs, trade shows, white papers, sponsorships, workshops, road shows, speaking engagements and global public relations management. We believe that a stronger brand will facilitate our ability to gain new clients and to attract and retain talented professionals.

Clients

We market our services to clients located in the United States, Europe, India, Japan, the rest of the Asia-Pacific region (excluding Japan) and the rest of the world. A significant proportion of our revenues is derived from clients located in the United States, as illustrated in the table below:

	Fiscal year ended December 31,
	2003	2004	2005
United States	88.8%	87.8%	84.8%
Europe	7.2%	7.9%	9.1%
India	0.2%	0.2%	0.3%
Japan	2.9%	3.3%	4.3%
Asia-Pacific (excluding Japan)	0.5%	0.4%	0.4%
Rest of the World	0.4%	0.4%	1.1%
Total	100.0%	100.0%	100.0%

Further, a significant proportion of our revenues has been derived historically from the insurance, manufacturing and financial services industries, as illustrated in the table below. Since our acquisition of Cymbal, we have considerably increased our revenues from the telecommunications industry. We also derive a small proportion of our revenues from clients in other industries, which include retail, energy and utilities, logistics and transportation, media and entertainment and from our technology practices, ISV and product engineering.

	Fiscal year ended December 31,
	2003	2004	2005
Insurance	33.2%	32.8%	27.7%
Manufacturing	34.0%	28.3%	21.9%
Financial Services	18.6%	19.2%	16.0%
Telecommunications	0.1%	2.6%	15.3%
Others	5.1%	6.6%	6.5%
ISV	6.8%	5.9%	5.0%
Product Engineering	2.2%	4.6%	7.5%
Total	100.0%	100.0%	100.0%

A significant proportion of our revenues is derived from a small number of clients, as illustrated in the table below, although we believe we have successfully diversified our client base over the past three years:

	Fiscal year ended December 31,
	2003	2004	2005
General Electric	41.2%	31.7%	22.1%
State Farm Insurance	17.4%	14.9%	11.5%
Top 5 Clients	69.0%	57.6%	46.8%
Top 10 Clients	79.6%	69.0%	59.3%

The following table illustrates a breakdown of our largest clients by revenue categories on a cumulative basis:

	Fiscal year ended December 31,
	2003	2004	2005
No. of $1 million + clients	26	46	61
No. of $5 million + clients	8	12	19
No. of $10 million + clients	2	4	9
No. of $25 million + clients	2	2	2
No. of $50 million + clients	1	1	2

The General Electric Association

Our association with General Electric commenced in 1990. During the initial phase of our engagement, from 1990 to 1994, we executed application support and development primarily on IBM mainframe systems. During this initial period, most of the engagements were priced on a time and materials basis. In 1995, we entered the next phase of our association through the establishment of a dedicated offshore development center for General Electric in Mumbai. We also increased work done on a fixed-price basis. Starting in 2001, most of the work that we delivered to General Electric has been executed using a fixed-price SLA based engagement model.

We provide services for a number of entities within the General Electric group of companies. Some of our key engagements are with GE Commercial Finance America, GE Consumer Finance, GE Consumer & Industrials, GE Corporate Information Systems, Genworth (formerly General Electric’s life and mortgage insurance businesses), GE Infrastructure, GE Transportation, GE Employer Reinsurance and NBC. For these businesses, we provide services in the areas of multi-year application support, new program development, infrastructure management, business intelligence solutions and software package implementation. We deliver these services in most of the technology areas deployed at various businesses of General Electric. Our largest General Electric engagement is with GE Consumer Finance, for which we act as the preferred IT services supplier for application development and maintenance to its credit card processing business. We service more than 20 IT applications through approximately 300 software professionals for this engagement, which was begun in 2002 and is renewable by the customer annually. We serviced approximately 170 individual projects for GE Consumer Finance in 2004, and approximately 145 projects in 2005.

Our engagement model with General Electric includes a dedicated development center, integrated telecommunications networks, quality program targets and highly integrated program management and reporting. Most projects are on the basis of fixed-price SLAs, with our responsibilities likewise fixed, and are bid on a competitive basis against other third-party IT service providers. Accordingly, our pricing for these projects is based on our cost and margin expectations for completing the project, which is the same basis that we bid for fixed price projects with other customers. Individual projects under the agreement are separately bid and negotiated by us. On November 12, 2003, we entered into a new master Information Technology Services Agreement with General Electric, with a term from January 1, 2004 to December 31, 2006. The terms of this agreement generally reflect the provisions described below under “Contractual Arrangements.” In addition, the agreement provides that we will support General Electric’s aim to have (i) at least 90% of all task orders under the agreement on a “fixed price” basis; (ii) no fewer than 85% of personnel assigned to work on a specific project to remain on such project; and (iii) at least 70% of work under the agreement undertaken at our offshore development centers. General Electric became a shareholder in 2000. See “Item 7. Major shareholders and  Related Party Transactions—General Electric.”

State Farm Insurance

We are party to a Master Alliance Agreement with State Farm Insurance. Typical of MSAs with most of our customers, the agreement acts as a framework to govern our overall relationship with State Farm Insurance, does not stipulate that we are the preferred supplier to the customer and does not provide that we are entitled to any minimum amount of work or revenues. The Master Alliance Agreement commenced on January 1, 2002 for an initial term of three years, is subject to annual renewal by the customer for two additional years beyond the initial term, and is terminable by the customer at any time on 90 days’ notice. The Master Alliance Agreement has been renewed until December 2006. Each work assignment is separately bid on and negotiated by us, with the terms of each assignment specified in an individual work order governing the assignment. The work orders provide for the services to be performed by us for the project, the deliverables (including software, source code and specifications) and other products or materials to be produced by us and the estimated labor hours or price for completion of the relevant project. The agreement enumerates a wide range of services that may be provided by us, including administrative services, consulting, call center services, system access and security administration, product technology support, education and training services, requirements analysis, software design, software development, software integration and testing, operations and maintenance, application support and equipment operations and technical support.

Contractual Arrangements

We enter into non-exclusive MSAs with clients that typically have a specified term and contain general rights and obligations governing our relationship with the client. The MSAs specify the broad scope of work and typically do not include any commitment by the client to give us a specific volume of business or future work. For each work assignment, the client and we enter into separate work orders that specify the types of services we are required to provide to the client, the performance levels and the price terms. Although some of our MSAs contain the billing rates for time and materials work orders, for most of the services we provide, whether on a time and materials basis or on a fixed-price basis, the separately agreed work order contains the specific pricing and other commercial terms.

Most of our MSAs, including the MSAs with our two largest customers, can be terminated with or without cause, with 0 to 90 days notice and without termination-related penalties. The MSAs typically contain terms that:

•       require us to provide various representations and warranties, including those relating to the services we perform;

•       require us to maintain confidentiality relating to the client and the contract;

•       require us to protect the intellectual property of our clients;

•       require us to comply with certain security obligations, including maintaining network security and back-up data, ensuring our network is virus free and verifying the integrity of employees that work with our clients by conducting background checks;

•       require us to indemnify the client, including for third party intellectual property infringement;

•       limit the liabilities of both parties under the contract; and

•       provide for reciprocal non-solicitation of employees by our clients and us.

The MSAs typically do not stipulate that we are the preferred supplier for the customer and do not provide that we are entitled to any minimum amount of work or revenues from the customer.

Competition

The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition or competitive pressure from:

•       Indian IT services companies, such as HCL Technologies Limited, Infosys Technologies Limited, Satyam Computer Services Limited, Tata Consultancy Services Limited and Wipro Limited;

•       international IT services companies, such as Accenture, Cognizant, Computer Sciences Corporation, Sapient Corporation and Electronic Data Systems;

•       divisions of large multinational technology firms such as IBM and Hewlett-Packard;

•       in-house IT departments of large corporations;

•       other international, national, regional and local firms from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms;

•       offshore service providers in other countries with low wage costs such as China, the Philippines, and Eastern Europe; and

•       involvement of third party intermediaries who negotiate IT services and outsourcing contracts on behalf of their clients.

A number of our international competitors are setting up operations in India. Further, a number of our international competitors with existing operations in India are ramping up their presence in India as offshore operations in India have become an important element of their delivery strategy. This has resulted in increased employee attrition among Indian vendors and increased wage pressure to retain software professionals. We believe that price alone is not a sustainable competitive advantage in an environment where IT solutions are becoming increasingly critical to clients’ core corporate strategy. We have therefore built our competitive position on our ability to leverage our industry specific knowledge and experience in a broad range of IT services, to manage and maintain large client relationships, to continually monitor and improve our delivery excellence and to attract and retain highly-skilled software professionals.

Innovation

We believe innovation should be institutionalized so as to ensure our ability to help clients meet emerging challenges. We have two groups involved in our research and development activity initiatives, the product and technology initiatives group and the delivery innovation group. We also have a business analysis group that serves as a channel between our clients and our innovation groups to provide analysis on the trends in client requirements and evolving needs.

Service and Technology Initiatives

The product and technology initiatives group is focused on applied research and development initiatives and employs emerging technologies to create new technology service offerings. The group has established systems to harness talent among our employees by providing a shared framework for idea generation. The group is responsible for identifying, evaluating and incubating new technology service offerings and later converting relevant technology offerings into centers of excellence. The current focus areas of the group include service oriented architectures and their usage in building next generation applications, mobile computing and its applications, usage of RFID technologies and legacy systems modernization.

Delivery Innovation

Our delivery innovation group is focused on providing operational excellence and serving our customers in the most efficient manner. This group’s activities include developing best practices and refining our methodologies, tools and techniques used in the software engineering and project management activities, improving estimation processes and adopting new technologies for improving productivity. The delivery innovation group consists of professionals who are experts in process improvement and automation and who also act as a resource center for our nascent service lines such as our quality assurance services.

Human Resources

We employed 7,091, 9,661 and 11,802 employees as of December 31, 2003, 2004 and 2005, respectively. As of December 31, 2005, we had 10,667 software professionals. Of these software professionals, 2,229 employees were categorized as onsite and 8,438 as offshore. The geographic breakdown for our employees as of December 31, 2005 is as follows:

Location	Number of Employees
India	9,352
North America	2,079
Rest of World	371

We believe that our ability to maintain and continue our growth depends to a large extent on our strength in attracting, training, motivating and retaining our employees. We operate in eight major cities in India, which enables us to recruit technology professionals from different parts of the country. The key elements of our human resource management strategy include recruitment, training and development, compensation and retention.

Recruitment

We have developed processes to evaluate and recruit large numbers of talented employees. Our hiring is driven by an annual budgeting process, which is monitored and adjusted on a monthly basis based on business visibility. We recruit talent from premier universities, colleges and institutes in India, including the Indian Institutes of Technology, known as IITs, regional engineering colleges, or RECs, and Indian Institutes of Management, or IIMs. For our offshore facilities located in India, our campus recruiting team visited over 50 campuses in 2005. Our rigorous selection process involves a series of activities including case interviews and technical and psychometric tests. We have a similarly competitive recruitment program for our lateral hires. All new hires are inducted into our organization through a structured program, which involves extensive training as well as mentoring.

Our software employees are highly-skilled and have diverse educational backgrounds. As of December 31, 2005, graduate engineers comprised 63.1%, post graduate engineers comprised 4.2%, employees with masters degrees in computer applications or computer management comprised 15.9% and employees with a masters in business administration and equivalent qualifications comprised 6.9% of our software professionals. Other degrees comprised 9.9% of our software professionals. We believe that we have a balanced mix of experience with approximately 46.7%, 22.8% and 30.5% of our software professionals with work experience of under 3 years, 3 to 6 years and over 6 years, respectively, as of December 31, 2005.

Training and Development

We are committed to investing in training programs to continually enhance the capabilities of our employees. We have a transparent evaluation system for tracking performance and identifying potential that results in individual development plans that help build capabilities and recognize preferences of our employees. We offer our employees multiple avenues and choices for personal and professional growth, including several distinct career paths. In addition, our innovative program, “Leadership Excellence at Patni”, communicates leadership attributes and helps us identify and develop future leaders necessary for our growth. Our training plans are personalized and address both technical and soft-skill requirements. For each software professional, we plan a minimum of 10 working days of training per year. As of December 31, 2005, we had 26 faculty members in our training division, 11 dedicated classrooms and 7 computer labs.

Compensation

Our software professionals currently receive salaries and benefits which we believe are competitive in the industry. We adjust our compensation packages annually based on industry salary correction, compensation surveys and individual performance. Compensation also includes a variable component which is linked to our performance as a company. Senior employees are eligible for variable compensation depending upon attainment of pre-defined quarterly objectives. Our employees are also eligible for stock option grants. For more information on the terms of our stock option plan, see “Item 6. Directors, Senior Management and Employees—Employee Stock Option Plan.”

Retention

We endeavor to provide a challenging and entrepreneurial work environment and multiple growth opportunities for our employees. To respond to competition from our competitors and to align our offshore compensation levels with the international market, we have implemented certain measures to limit our level of attrition, which was 20.1% for  the year ended December 31, 2005. These include an annual salary review, the implementation of the “Leadership Excellence At Patni” program, the introduction of skill-related bonuses, the creation of an online grievance redressal mechanism, and the adoption of an employee stock option plan in June 2003. Through the various programs described above, we seek to identify and develop high-performers early in their careers. In November 2004, we were ranked among the 10 Best Companies to Work For in India by a survey conducted jointly among Mercer, an international human resources consulting firm, TNS, a provider of market information and Business Today magazine. We are also in the process of building the first phase of a scalable knowledge park, a high-tech business facility which will be fitted with lifestyle amenities for our employees.

In line with the Indian IT industry, none of our employees are represented by a union. We believe we have positive relations with our employees.

We are currently cooperating with the US Department of Labor with respect to compliance matters related to our past and present labor practices. We estimate the liability to be up to $2 million. Any adverse finding from this review could adversely impact  our earnings. See note 27.1.2 to our consolidated financial statements for 2005.

Seasonality

Our IT services business is not affected by seasonality.

Government Regulation

Regulation of our business by the Indian government affects our business in several ways. Currently, we benefit from tax holidays given by the Government of India for the export of IT services from specially designated software technology parks, or STPIs, and special economic zones, or SEZs, in India. These tax incentives currently include a ten-year holiday from the payment of Indian corporate income tax for the operations of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services. As a result of these two tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. The aggregate benefit of these tax holidays and deductions with respect to our net income was $15.0 million, $20.6 million and $19.0 million for 2003, 2004 and 2005, respectively. Our current tax holidays for STPI units expire in stages by 2009 and our partial taxable income deduction for profits derived from exported IT services expired in March 2005. The tax benefits available for some of our facilities have expired and certain others will expire by March 2009. Consequently, we expect our effective tax rate to increase.

We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991. Further, there are restrictive parts of Indian law that effect our business, including the fact that we are generally required to obtain approval from the Reserve Bank of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and we are generally required, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. Finally, the conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

Please see “Item 10. Additional Information”, as well as “Item 3. Key Information—Risk Factors” for additional information on the effects of governmental regulation of our business.

Intellectual Property

We rely on a combination of copyright, trademark and design laws, confidentiality procedures and contractual provisions to protect our intellectual property, including our brand identity. We currently do not have any patents. We have registered our trademark and servicemark “Patni” in the U.S., U.K., Germany, Sweden, Japan, Singapore, Korea, Australia, the Netherlands and in Class 9 and 16 in India and have applied to register our trademark and/or service mark in India (in other classes) and Canada. However, we cannot guarantee that our applications will be successful or that our efforts to protect our intellectual property will be adequate.

We require our employees and subcontractors to enter into non-disclosure arrangements to limit access to and distribution of our clients’ proprietary and confidential information as well as our own. Generally we are responsible to our clients for complying with certain security obligations including maintaining network security, backing-up data, ensuring our network is virus free and verifying the integrity of those employees that work with our clients by conducting background checks. We cannot assure you that we will be able to comply with all such obligations without incurring any liability.

In addition, the terms of our client contracts often impose particular confidentiality and security standards. We have independently established a system of security measures to protect our computer systems from security breaches and computer viruses that may attempt to gain access to our communications network. We have deployed advanced technology and process-based methods to ensure a high level of security and we continually monitor such technologies to ensure that we maintain such levels consistently. Some of these components include clustered and multilevel firewalls, intrusion detection mechanisms, vulnerability assessments, content filtering, antivirus software and access control mechanisms. We use encryption techniques as required. We control and limit access to client-specific project areas.

Although we believe that our intellectual property rights do not infringe on the intellectual property rights of any other party, infringement claims may be asserted against us in the future. There are currently no material pending or threatened intellectual property claims against us.

4.C. Organizational structure

We have the following direct and indirect subsidiaries as of December 31, 2005, all of which are wholly-owned:

Name	Country of Incorporation
Patni Computer Systems, Inc.	USA
Patni Computer Systems (UK) Limited	UK
Patni Computer Systems GmbH	Germany
The Reference Inc.(1)	USA
Patni Telecom Solutions Inc. (formerly, Cymbal Corporation)(1)	USA
Patni Telecom Solutions Private Limited (formerly, Cymbal Information Services Private Limited)(2)	India
Patni Telecom Solutions (UK) Limited (formerly, Cymbal Corporation Limited)(2)	UK
Cymbal Information Services (Thailand) Limited(2)	Thailand

       (1) Owned through Patni Computer Systems, Inc.

       (2) Wholly-owned subsidiary of Patni Telecom Solutions Inc.

4.D. Property, plant and equipment

A key component of our global delivery model is the telecommunication linkages between client sites and our sites and between our distributed sites in India. We have designed a global network architecture which provides client connectivity, offshore development center connectivity and internet connectivity. This network provides seamless access and uses high availability networks and advanced routing protocols for redundancy and availability. Although we rely on third parties, such as telecommunications providers and internet service providers to provide such services, we ensure that we have multiple service providers using multiple routes and media to attain high levels of redundancy, availability and performance. We have dedicated teams to monitor the operations of our network operations 24 hours a day and seven days a week. We use encryption techniques for confidentiality of data as required.

Our principal executive offices are located at Mumbai, India. Our North American headquarters are located in Cambridge, Massachusetts. These facilities are used primarily for management functions and support functions such as sales, marketing and general administration.

We have state-of-the-art facilities in eight locations in India where our technical staff is located and which serve as our primary delivery centers. We also have imaging centers and distribution centers in the United States and in the United Kingdom for handling the digital processing of documents.

Our locations in India are as follows:

No.	Property	Square Feet	Industry/Technology Practices Covered/Services Provided
1.	Mumbai
	Owned	130,474
	Leased	53,174
	Total Mumbai	183,648	Manufacturing, Financial Services, ISV, Other, Product
			Engineering Services
2.	Pune
	Owned	75,477
	Leased	192,678
	Total Pune	268,155	Insurance, Manufacturing, Telecommunications, ISV,
			Other, Enterprise Application Systems, Enterprise Systems Development
3.	Gandhi Nagar
	Owned	37,014	Insurance, ISV, Other
4.	Chennai
	Owned	133,000	Financial Services, Manufacturing
5.	Noida
	Leased	83,528	Financial Services, BPO
6.	Hyderabad
	Leased	48,516	Telecommunications
7.	Bangalore
	Leased	114,330	Manufacturing, Product Engineering Services
8.	Thane
	Owned	91,159
	Leased	276,229
	Total Thane	367,388	Insurance, Manufacturing, Financial Services, Enterprise
			Application Systems
	Total	1,235,579

We currently have capacity for approximately 15,500 professionals at these facilities. As of December 31, 2005, we used approximately 76% of our existing office space in our operations.

Most of our global branch offices located outside of India are used for sales and marketing.

We have 23 sales and marketing offices located in the following locations:

In keeping with our plans for expansion, we have begun construction of new facilities in India, including in particular two knowledge parks in Navi Mumbai and Chennai. We anticipate that expenditures for our expansion plans will total approximately $250.0 million to $300.0 million through 2008. We intend these knowledge parks to have state-of-the-art resources with extensive workspace and training facilities and a modular design for ease of segregation of dedicated projects. These campuses will have secure, redundant infrastructure with the ability to provide scale and service to clients from one location. The initial phase of the construction has already begun at each site. The Navi Mumbai and Chennai facilities are expected to accommodate up to 14,000 and 10,000 people, respectively, when completed. We estimate that we may spend an aggregate of approximately $140 million to complete these two projects. The phase I of the Navi Mumbai facility is expected to be operational in the last quarter of 2006 and is expected to accommodate approximately 4,500 people. Phase I of Chennai facility, having a capacity of 1,200 seats, is complete and under partial occupation. As of December 31, 2005, we have spent approximately $37.5 million on the knowledge parks.

We currently plan to spend an additional approximately $100 million for other facilities throughout India, including an additional 220,000 square feet in Bangalore and Hyderabad and improved facilities at several of our other facilities in India. As we grow, we believe that additional space can be obtained on commercially reasonable terms to meet our future requirements.

For the Chennai facility, we have entered into a lease dated September 30, 2004 with the State Industrial Promotion Corporation of Tamil Nadu, or SIPCOT. We have acquired 18.75 acres of land near Chennai for a lease term of 99 years to establish a project in connection with software development and support services. According to the terms of the agreement, we require SIPCOT’s prior approval for any change in the composition of our board of directors that causes a change in ownership or management.

Further, for the Mumbai facility we have entered into license agreements dated February 10, 2005, with the Maharashtra Industrial Development Corporation, or MIDC. We have been granted licenses to construct facilities over 50 acres of land in a phased manner in Navi Mumbai. Our occupation of the land is subject to entering into a lease agreement with a term of 95 years. We have currently entered into  lease agreements for 15 acres. This land may only be used for activities related to the information technology industry.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and results of operations of our company should be read in conjunction with the financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see “Item 3. Key Information—Risk Factors.”

Overview

We are a leading Indian provider of information technology services. We deliver a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India, which we call our global delivery model. We offer our services to customers through industry-focused practices, including insurance, manufacturing, financial services and telecommunications, and through technology-focused practices. Within these practices, our service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

Our revenues grew from $142.6 million in 2001 to $450.3 million in 2005, representing a compound annual growth rate of 33.3%. Our net income grew from $22.1 million in 2001 to $60.9 million in 2005, representing a compound annual growth rate of 28.9%. Our total number of employees was 4,900 as of December 31, 2001 and 11,802 as of December 31, 2005. In light of this growth, we are investing in new high-tech facilities, which we refer to as “knowledge parks,” designed for expanding our operations and training our employees. As of December 31, 2005, we had 194 sales and marketing personnel supported by dedicated industry specialists in 23 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

Our Industry segments comprise of financial services, insurance services, manufacturing companies, telecommunications, technology services (comprising Independent Software Vendors and Product Engineering) and others such as energy and utilities, retail, logistics and transportation and media and entertainment. We evaluate segment performance and allocate resources based on revenue growth. We categorize revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Fixed assets used in the our business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

Our management evaluates our results of operations by examining financial and operating data in a variety of categories, including our industry and technology practices, onsite and offshore revenues, type of contract, type of customer and geographic region. We manage and market our business according to our industry and technology practices. Our industry practices consist of insurance, manufacturing, financial services and telecommunications, and a group of other industries (including  retail, energy and utilities, logistics and transportation, and media and entertainment).

We have also developed technology practices that offer research, design and development services for product engineering and to independent software vendors, or ISVs. Our service lines support both our industry and technology practices. We do not, however, treat our service lines as separate components of our business for financial reporting purposes.

5.A. Operating results

Revenues

We discuss below the components of our IT service revenues by onsite and offshore revenues, industry and technology practice, contract type, customer type and customer geography.

Onsite and Offshore Revenues

We derive revenues from the provision of services offshore and onsite. Offshore revenues consist of revenues from IT services work conducted in India. Onsite revenues consist of revenues from IT services work conducted at clients’ premises outside India or from our limited number of premises outside India. Although a substantial portion of our software personnel are located at our offshore locations, our customers generally pay higher charges for onsite work, which is consistent with our industry. As a result, our onsite revenues are proportionally higher than our offshore revenues.

We have not experienced significant changes in our prices since 2002, whether onsite or offshore, principally due to the growth in demand for IT outsourcing services. Some of our larger customers receive reduced pricing through volume discounts. In order to provide competitive pricing to our customers, we have endeavored to shift the delivery of our services from onsite locations to lower cost offshore delivery centres.

As of December 31, 2004, approximately 7,464 out of 9,661 total employees were located in India and as of December 31, 2005, 9,352 of 11,802 total employees were located in India. Our overall employee numbers will increase as we add employees for both onsite and offshore work. We measure our service efforts that can be billed to clients in units of billed person-months. The number of offshore billed person-months has increased as a percentage of total billed person-months from 63.4% in 2004 to 64.6% in 2005.

To some extent, the onsite/offshore breakdown by billed person-month varies by industry and technology practices as is illustrated in the table below. For example, insurance and telecommunications employ a higher level of onsite personnel than other industry and technology practices. Within our industry and technology practices, our offshore and onsite breakdown by billed person-month is as follows:

	Year ended December 31, 2004			Year ended December 31, 2005
	Onsite Billed Person-months	Offshore Billed Person-months	Total	Onsite Billed Person-months	Offshore Billed Person-months	Total
Financial Services	4,381	8,726	13,107	4,711	11,123	15,834
Insurance	8,372	8,523	16,895	8,953	11,417	20,369
Manufacturing	6,163	11,802	17,965	6,225	13,060	19,285
Telecommunications	375	353	728	3,977	4,206	8,203
ISV	747	4,499	5,246	1,025	4,227	5,253
Product Engineering	797	2,515	3,312	1,804	5,041	6,845
Other	1,528	2,382	3,910	2,076	3,556	5,642
Total	22,363	38,800	61,163	28,791	52,639	81,430

Certain of our service lines, such as product engineering services and business process outsourcing, employ a greater level of offshore personnel, whereas our packaged software implementation service line utilizes a larger portion of onsite work compared to most of our other service lines.

Since 2004, we have seen a trend towards greater use of offshore services, which has positively affected our profitability. Services performed at a client site or our premises located outside India typically generate higher revenues per employee, but at a lower gross margin, than the same services performed at our facilities in India. These differences are attributable to the higher average cost of labor, higher billing rates and compensation expenses in the United States and other countries in which work is performed as compared to India. Accordingly, although offshore work (measured by billed person-months) is expected to increase, we do not expect that the mix of our onsite and offshore revenues will change significantly in the near future.

The above measurement of work does not reflect the actual revenues derived by us during the relevant period and you are cautioned not to estimate revenues in a particular period on the basis of these offshore and onsite billed person-months during such period.

Revenues by Industry Segments

Our operations pertains to provision of IT services and solutions to customers belonging to various industries such as insurance, manufacturing and financial services. and also to technology practices. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information.

We derive a significant proportion of our revenues from clients in the insurance, manufacturing and financial services industries. With the acquisition of Cymbal in November 2004, we added expertise in the telecommunications industry. We also provide services to clients in other industries, including retail, energy and utilities, logistics and transportation, and media and entertainment. In addition, we market our services to clients through our technology practices, comprising our product engineering and ISV practices. The following table indicates the breakdown of our revenues by our industry and technology practices:

Industry Segments	Year ended December 31,
	2003	2004	2005
Industry Practice
Financial Services	18.6%	19.2%	16.0%
Insurance	33.2%	32.8%	27.7%
Manufacturing	34.0%	28.3%	21.9%
Telecommunications	0.1%	2.6%	15.3%
Other	5.1%	6.6%	6.5%
Technology Practice
ISV Practice	6.8%	5.9%	5.0%
Product Engineering	2.2%	4.6%	7.5%
Total	100.0%	100.0%	100.0%

Revenues by Contract Type

Our revenues are recorded either on a time-and-material, or T&M, basis or a fixed-price basis. The following table shows our revenues by contract type:

	Year ended December 31,
	2003	2004	2005
Time-and-Material	51.9%	57.4%	59.5%
Fixed Price	48.1%	42.6%	40.5%
Total	100.0%	100.0%	100.0%

Although we seek to use our software engineering processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns and completion delays in connection with fixed-priced contracts. Accordingly, we believe that we bear a greater amount of risk from our fixed-price contracts than from our T&M contracts.

A large proportion of our revenues from fixed-price contracts are from fixed-price SLAs. A large proportion of our fixed-price SLAs are application maintenance and support projects, as to which work and cost estimates have been fairly predictable. In 2004, 26.8% of our revenues were from fixed-price SLAs and in 2005, 27.9% were from fixed-price SLAs.

Revenues from T&M contracts as a percentage of our overall revenues increased in each of the past three years because a large portion of our new business is billed on a T&M basis and the proportion of our revenues generated from services provided to General Electric has declined. Most of our business with General Electric is on the basis of fixed-price contracts.

Revenue with respect to T&M contracts is recognized in the period that the services are performed. Revenue with respect to fixed-price SLA contracts is recognized on a straight line basis. Revenue with respect to other fixed-price contracts is recognized on a percentage of completion basis, measured by the percentage of costs incurred to date compared to the estimated total costs for each contract. See “Critical Accounting Policies—Revenue Recognition” below.

Revenues by Top Customers

As illustrated in the table below, a significant proportion of our revenues is derived from a small number of clients. In recent years, however, we have diversified our client revenues as a result of various initiatives, including our addition of new strategic clients, our focus on additional industry practices, our development of technology practices and our expansion of the range of service lines we offer. As of December 31, 2005 we had 61 clients, each of whom generated revenues of $1.0 million or more, compared to 46 in 2004 and 26 in 2003. We expect that this trend toward greater client diversification will continue.

	Year ended December 31,
	2003	2004	2005
General Electric	41.2%	31.7%	22.1%
State Farm Insurance	17.4%	14.9%	11.5%
Top 5 Clients	69.0%	57.6%	46.8%
Top 10 Clients	79.6%	69.0%	59.3%

Although revenues from General Electric have declined from 2002 to 2004 as a percentage of our total revenues, in absolute terms they have remained approximately the same. We cannot guarantee that this trend will continue.

Revenues by New and Existing Customers

Repeat business accounted for 90.3%, 88.8% and 91.7% of our revenues in 2003, 2004 and 2005. Each customer is treated as a new customer for the quarter that it first starts business with us and continues to remain as a new customer for the four succeeding quarters. The revenues in any quarter from customers other than new customers are termed as repeat business. We provide services to our largest client, General Electric, in a number of industries, including financial services, insurance and manufacturing. General Electric is also one of our principal shareholders.

The following table indicates the breakdown of revenues we derive from new customers and existing customers.

	Year ended December 31, 2005
	Existing Customers	New Customers	Total
	(in millions)
Industry Practice
Insurance	120.6	43	124.9
Manufacturing	90.4	8.3	98.7
Financial Services	67.5	4.7	72.2
Telecommunications	58.5	10.3	68.8
Other Industries	27.1	2.2	29.3
Technology Practice
ISV	18.1	4.4	22.5
Product Engineering	30.9	3.0	33.9
Total	$413.1	$37.2	$450.3

Although we engage in one-time projects in some service lines, the majority of our projects are recurring in nature. Work done in product engineering services and packaged software implementation services, however, tends to be more for non-recurring projects.

Revenues by Geography

We record our revenue based on the location of our clients rather than according to the location where our services are provided. We classify our revenues into five geographic segments: the United States, Europe, India, Japan and Others. As the table below illustrates, a significant proportion of our revenues is derived from clients located in the United States. We expect that a substantial majority of our revenues will continue to be derived from clients located in the United States. We categorize revenues geographically based on the location of the specific client entity for which the project has been executed, irrespective of the location at which the invoice is rendered or whether the work for a specific client entity is performed onsite or from our offshore delivery centers in India.

	Year ended December 31,
	2003	2004	2005
United States	88.8%	87.8%	84.8%
Europe	7.2%	7.9%	9.1%
India	0.2%	0.2%	0.3%
Japan	2.9%	3.3%	4.3%
Others
Asia-Pacific (excluding Japan)	0.5%	0.4%	0.4%
Rest of the World	0.4%	0.4%	1.1%
Total	100.0%	100.0%	100.0%

We have experienced revenue growth in the European market. Revenues in Europe have increased from $18.2 million in 2003 to $25.7 million in 2004 and were $41.0 million in 2005.

Expenses

Cost of Revenues

Cost of revenues represented 62.7%, 62.0% and 64.1% of our revenues in 2003, 2004 and 2005. Our cost of revenues largely consists of costs relating to our software professionals, including salary and other compensation and benefits expenses, travel expenses, immigration expenses, data communications expenses, computer and software expenses and depreciation. Cost of revenues also includes the cost of subcontractors.

The principal component of our cost of revenues is the salary cost of our software professionals. A majority of our software professionals are located in India. However, because labor costs in the IT services industry in India have historically been significantly lower than in the United States and other countries where our customers are located, a majority of our compensation costs relate to salaries of software professionals located in the United States and those other countries. As wages in India increase at a faster rate than in the United States, we may experience increases in our costs of personnel, particularly project managers and other mid-level professionals. We seek to maintain salary levels in accordance with prevailing trends in our industry.

We hire subcontractors on a limited basis from time to time. We use subcontractors across our industry practices and service lines. The use of subcontractors is more prevalent in service lines that have a larger onsite element, such as packaged software implementation and infrastructure management services. We reduced our expenses associated with subcontractors in 2004 by developing in-house expertise in new areas of growth and improving operational management of the sub-contractor hiring process. However, we expect to continue to incur subcontractor costs principally to service specific technical requirements of some of our clients in a timely manner.

The utilization rates of our software professionals also affect our gross profits. We define employee utilization as the proportion of total billed person-months to total available person-months, including employees in training and holiday and vacation time, and excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of software professionals assigned to a project varies according to the size, complexity, duration, and demands of the project. Our utilization rates for the year ended December 31, 2003, 2004 and 2005 were 69.0%, 69.2% and 67.2%. We try to minimize the cost impact of unutilized capacity by ensuring that a majority of our unutilized capacity is attributable to software professionals based in India.

We incur immigration costs due to the onsite component of work performed on projects. We expect immigration expenses to increase due to increases in visa filing costs generally commensurate with our growth and increases in visa filing fees in the United States. We expense costs related to immigration as incurred.

We do not expect to incur borrowing costs to finance the addition of planned new facilities and physical infrastructure, including our knowledge parks in Navi Mumbai and Chennai and other facilities in India. These new facilities will increase our depreciation expenses. However, we expect that the increased depreciation will largely be offset by reduced rental costs resulting from a shift from existing rental facilities to the new facilities. These new facilities will provide a consolidated location for our existing employees and new employees as we expand our service offerings.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of costs relating to personnel other than software professionals, including salary and other compensation and benefits expense, depreciation, sales and marketing expenses, telecommunications expenses, office expenses and traveling expenses. Selling, general and administrative expenses also includes legal and other professional fees and other miscellaneous administrative costs.

Selling, general and administrative expenses represented 19.9%,18.7% and 19.9% of our revenues in 2003, 2004 and 2005. These expenses comprise an important element of our sales strategy, as we seek to ensure that senior management personnel are based in client locations and continue to invest in developing our sales and marketing presence in key markets. We expect selling, general and administrative expenses to continue at current levels as a proportion of revenues. We continue to invest in sales and marketing and in building brand awareness, leading to a slight increase in sales and marketing expenses as a proportion of revenues. We have started to transfer a larger part of our general and administrative expenses offshore to India as the scale of our operations increases. We expect to achieve improved efficiencies in general and administrative expenses as a result of this transfer and economies of scale resulting from our recent growth. Accordingly, we expect our increased selling expenses to be partially offset by a decrease in our general and administrative expenses.

Foreign Currency Translation and Foreign Exchange Regulations

Our consolidated financial statements are reported in U.S. dollars. Our functional currency is the rupee, though the functional currency of our subsidiaries is the currency of the country in which the subsidiary is located. A substantial portion of our revenues is generated in dollars while a portion of our expenses are incurred in rupees and we expect that this will continue for the foreseeable future. Consequently, our results of operations will be affected to the extent the rupee fluctuates against the dollar.

We seek to mitigate the effect of exchange rate fluctuation on our operating results by purchasing foreign exchange forward contracts. However, these activities do not entirely mitigate the effects of exchange rate fluctuations. Effective May 2004, we designated certain forward contracts as cash flow hedges in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities. We defer changes in fair value of designated cash flow hedges and record them as a component of accumulated other comprehensive income until the transactions close, at which time we recognize the hedges in our consolidated statements of income. The conversion of the rupee, U.K. pound and Euro into U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenues and expense accounts using an appropriate monthly weighted average exchange rate for the respective periods.

Under the Foreign Exchange Management Act, 1999 or FEMA, as amended, an Indian company is required to take all reasonable steps to realize and repatriate into India all foreign exchange earned by the company outside India, in accordance with the rules specified by the Reserve Bank of India, or RBI. FEMA also imposes certain restrictions on capital account transactions by Indian companies. These regulations do not significantly affect our operations at present.

Inflation

India has experienced relatively high rates of inflation in the past. However, such inflation has not had a significant effect on our results of operations and financial condition to date.

Accounts Receivable

Our accounts receivable as of December 31, 2003, 2004 and 2005 were $56.6 million,  $72.0 million and $74.4 million, respectively. Our days of sales outstanding in  2003, 2004 and 2005 were 82, 80 and 62 days, respectively. We define our days of sales outstanding as the ratio of accounts receivable at year-end to revenues in a year, multiplied by 365. We are increasing our focus on collections, and we expect the days of sales outstanding to decline further. The following table presents a profile of our accounts receivable in terms of days for which accounts receivable have been outstanding:

	As of December 31,
	2003	2004	2005
	($ in millions)
Period in days
0-90	50.5	64.0	68.9
91-180	4.8	6.9	4.4
More than 180	1.3	1.1	1.1
Total	56.6	72.0	74.4

In 2003, 2004 and 2005, the provision made for doubtful debts and advances was $0.3 million, $0.5 million and reversal of  $0.2 million, respectively. We expect to continue to have low levels of provisions for doubtful debts.

Taxes

As an Indian company, we are a tax resident of India and are therefore subject to Indian income taxes on our global income. Our net income earned from providing services outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

Currently, we benefit from tax holidays given by the Government of India for the export of IT services from specially designated software technology parks, or STPIs, and special economic zones, or SEZs, in India. These tax incentives currently include a ten-year holiday from the payment of Indian corporate income tax for the operations of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services. As a result of these two tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. The aggregate benefit of these tax holidays and deductions with respect to our net income was $15.0 million, $20.6 million and $19.0 million for 2003, 2004 and 2005, respectively. Our current tax holidays for STPI units expire in stages by 2009 and our partial taxable income deduction for profits derived from exported IT services expired in March 2005. The tax benefits available for some of our facilities have expired and certain others will expire by March 2009. Consequently, we expect our effective tax rate to increase. In addition, the 10-year tax holidays are given for new software units, and the determination of whether or not certain of our units are new units and eligible for the tax exemption is being reviewed and could be challenged by income tax authorities.

The provisions of the Income Tax Act of India are amended on an annual basis by enactment of the Finance Act. The Finance Act, 2005 has reduced the corporate income tax rate from an effective rate of 36.6% to 33.7%. The Act has also introduced a new fringe benefit tax, which has increased our operating expenses. This new tax is payable on fringe benefits given collectively and not individually to our employees, such as entertainment expenses, travel expenses, expenses relating to organizing or attending conferences, gifts and provision of food and beverages in some situations. Accordingly the tax is accounted for as an expense under Cost of Revenues or Sales, General and Administrative Expenses. The tax is to be paid by employers at the rate of 33.7%, including surcharge and education surcharge, on the prescribed value of fringe benefits provided by employers even where the employees may not have to pay any income tax.

Cymbal Acquisition

In November 2004, we acquired Cymbal to establish expertise and operations in the provision of IT services to the telecommunications industry. We paid an initial purchase price of approximately $36.1 million, including expenses, of which $25.4 million has been accounted for as goodwill and $10.3 million has been accounted for as customer related intangibles. We agreed to pay contingent consideration in cash of up to $33.0 million to the sellers over a three-year period ending on October 31, 2007 based on the achievement of revenue and margin targets. This contingent consideration includes the payment of up to $3.4 million as special incentives to specified employees of Cymbal. The contingent consideration for the year July 2004 to June 2005 has been accrued in our financial statements for the year ended December 31, 2005 in the amount of $4.8 million and recorded as goodwill and an amount of $0.8 million has been accrued as special incentive and recorded as compensation cost. Also as part of the purchase price adjustment in accordance with the stock purchase agreement and amendments thereof, an additional amount of  $0.7 million was paid and  has been recorded as goodwill. See also “Critical Accounting Policies—Income Taxes” and Note 10 to our consolidated financial statements. Revenue from Cymbal for 2005 were $ 60.6 million. Cymbal has been renamed as Patni Telecom.

Recent Developments

Treatment of Stock Options

Until December 31, 2005, we have elected to adopt the intrinsic value method for accounting for stock option grants as prescribed in APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related guidance, and have not deducted any expense based on such grants in determining our net income. We have adopted the pro forma disclosure provisions of SFAS 123, Accounting for Stock Based Compensation, the Fair Value Method. The unamortized compensation cost under SFAS 123 as of  December 31, 2005 was $5.3 million. Recently, the Financial Accounting Standards Board issued SFAS 123 (revised 2004), Share-Based Payment. This statement is a revision of SFAS 123 and supersedes APB Opinion No. 25 and its related interpretive guidance. SFAS 123R now requires us, in determining net income, to record the cost of employee services received in exchange for stock compensation based on the fair value of the stock options on the date of grant. We have adopted SFAS 123R from January 1, 2006. This mandatory change in accounting standards for employee stock options will negatively affect our earnings. We expect compensation cost to be recognized in accordance with SFAS No. 123R to be significantly higher than that would have been recognized under APB 25. Please also see ‘Recently Adopted Accounting Pronouncements under U.S. GAAP.

Expansion Plans

We operate through our facilities located in various parts of India. In the recent past we have acquired facilities to support our growth. In keeping with our plans for expansion, we have begun construction of new facilities in India, including two knowledge parks in Navi Mumbai and Chennai. These knowledge parks will have state-of-the-art resources with extensive workspace and training facilities and a modular design for ease of segregation of dedicated projects. These campuses will have secure, redundant infrastructure with the ability to provide scale and service to clients from one location. The initial phase of the construction has already begun at each site. The Navi Mumbai and Chennai facilities are expected to accommodate up to 14,000 and 10,000 people, respectively, when completed.

The phase 1 of the Navi Mumbai facility is expected to be operational in the last quarter of 2006 and is expected to accommodate approximately 4,500 people. Phase I of Chennai facility having a capacity of 1,200 seats, is complete and under partial occupation.

See “Item 4.D. Information on the Company—Property, plants and equipment.”

Payroll and Related Taxes relating to International Operations and reassessment of Corporate Taxes

In connection with a review of various tax aspects relating to our international operations, which is in progress, we have reassessed our obligations for payroll and related taxes and corporate taxes for 2001 to 2004. This reassessment related primarily to certain wages paid, and short-term fringe benefits given, to our employees when working outside of India, for which appropriate withholding taxes were not provided and reassessment of corporate taxes attributable to the filing of the US branch tax returns for 2001 and 2002. Accordingly, we have restated our financial statements for the years ended December 31, 2003 and 2004 and the Balance Sheet as of December 31, 2005. See Notes 3.1.1 and 3.1.2 to our consolidated financial statements for the year 2005. Based on information gained from this reassessment, we have estimated our probable payroll and related tax obligations and corporate taxes for these items in accordance with SFAS No. 5, “Accounting for Contingencies”.

The determination of our tax liabilities relating to payroll, corporate taxes and the consequential interest and related expenses for fiscal years 2001 and 2002 have been finalized by the IRS. As a result, we have restated our financial statements for the years ended December 31, 2003 and 2004 and the balance sheet as of December 31, 2005 for the additional liability arising on account of this final determination which for accounting purposes constitutes the correction of an error. We have also reassessed our obligations for corporate taxes, payroll and related taxes, interest and related expenses for  the years ended December 31, 2001 to 2005. This revision, representing changes in estimates, is expected to result in an additional charge of approximately $13.1 million in our financial statements for the year ending December 31, 2006. Additionally, the consequential interest and deferred tax charge in an amount of $4.5 million would be accrued and will be accounted in our financial statements for the year ending December 31, 2006. As the IRS review for 2003 and 2004 is still in progress, we cannot currently assess whether this review may result in increased tax liability. See Notes  3.1.2 and 27.1.1 to our consolidated financial statements for the year ended December 31, 2005.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues, calculated from our consolidated financial statements under U.S. GAAP:

	Year ended December 31,
	2003	2004	2005
	(restated)(1)	(restated)(1)
Revenues	58.8%	68.3%	77.9%
Revenue from a significant shareholder	41.2%	31.7%	22.1%
Cost of revenues	62.7%	62.0%	64.1%
Gross profit	37.3%	38.0%	35.9%
Selling, general and administrative expenses	19.9%	18.8%	19.9%
Foreign exchange gain (loss), net	(0.0)%	0.6%	0.4%
Operating income	17.4%	18.6%	15.6%
Interest and dividend income	0.6%	1.3%	0.9%
Interest expense	(0.9)%	(0.6)%	(0.5)%
Gain on sale of investments, net	0.5%	0.0%	0.3%
Other income (expense), net	(0.8)%	(1.1)%	0.2%
Change in fair value of put option	0.5%	0.0%	0.0%
Income before income taxes	17.3%	18.2%	16.6%
Income taxes	4.1%	3.9%	3.1%
Cumulative effect due to change in accounting principle (SFAS 150)	1.3%	0.0%	0.0%
Net income	14.6%	14.3%	13.5%

       (1) See Note 3 to our consolidated financial statements included elsewhere in this annual report, for a discussion on the restatement of our financial statements for fiscal years 2003 and 2004 relating to the effects of recognition of additional payroll and related taxes for  our international operations primarily on account of certain wages paid, and short-term fringe benefits given, to our employees when working outside of India, for which appropriate withholding taxes were not provided and reassessment of corporate taxes.

Year Ended December 31, 2005 Compared to Year Ended December 30, 2004

Revenues:   Our revenues were $450.3 million in 2005, representing an increase of 37.9% from revenues of $326.6 million in 2004. Out of this increase, $60.6 million (representing 49.0% of the increase in revenues) was due to revenues from Patni Telecom (formerly Cymbal). Patni Telecom (formerly Cymbal) was acquired in November 2004 and therefore revenues only for November and December 2004 were reflected in our income statement for the year ended December 31, 2004. Other than Patni Telecom (formerly Cymbal), revenues from existing customers contributed $354.4 million and new customers contributed $27.0 million to our revenues. This represented an increase of 25.8% in revenues from existing customers and decrease of 26.0% in revenues from new customers compared to 2004. Excluding Patni Telecom (formerly Cymbal) revenues, the growth from our existing operations would have been 19.8% in 2005. Growth in revenues from our existing operations was attributable to an increase of 21.2% in the total billed person-months from work performed at both our offshore and onsite locations. Onsite work measured in billed-person months increased 12.7% in 2005 compared to 2004, while offshore work increased 26.0% over the same period. Due to this higher growth in offshore efforts than onsite efforts, our revenue growth was less than our growth in total billed person-months. We increased our client relationships to 199 as of December 31, 2005 from 170 as of December 31, 2004. In addition, the total number of clients that individually accounted for over $1.0 million in annual revenues increased to 61 as of December 31, 2005 from 46 as of December 31, 2004.

During  2005, our revenues from T&M projects increased by 42.9% over revenues in 2004, while revenues from fixed price contracts increased by 31.1% over the same period in 2004. T&M projects accounted for 59.5% of our revenues in 2005, compared to 57.4% in 2004 mainly because 62.7% of our new business was billed on a T&M basis.

Our client concentration, as measured by the proportion of revenue generated from our top ten clients, decreased to 59.3% in 2005 from 69.0% in 2004. General Electric, our largest client and one of our principal shareholders, contributed 22.1% of our revenues in 2005, compared to 31.7% in 2004. While revenues from General Electric declined by 4.0% in 2005 as compared to 2004, revenues from other clients grew by 57.3%.

During 2005, clients in the insurance, manufacturing and financial services industries continued to contribute a large proportion of our revenues. Revenues from clients in these industries in 2005 increased by 16.7%, 6.8% and 15.1% compared to 2004 and contributed 27.7%, 21.9% and 16.0% to overall revenues as compared to 32.8%, 28.3% and 19.2% in 2004 respectively. Our telecommunications industry practice grew by $60.4 million mainly due to business from Patni Telecom (formerly Cymbal) and contributed 15.3% to our overall revenues in 2005. Our other industries practice contributed 6.5% and 6.6% of our revenues in 2005 and 2004. Our ISV practice contributed 5.0% and 5.9% of our revenues in 2005 and 2004 and our product engineering practice contributed 7.5% and 4.6% of our revenues in 2005 and 2004.

During 2005, we continued to derive a significant proportion of our revenues from clients located in the United States. In 2005 and 2004, we derived 84.8% and 87.8% of our revenues from clients located in the United States. Revenues from these clients grew by 33.2% in 2005, while revenues from clients in other regions grew by 71.2% in the same period.

Cost of revenues:   The cost of revenues was $288.5 million in 2005, representing an increase of 42.5% from $202.5 million in 2004. Cost of revenues represented 64.1% and 62% of our revenues in 2005 and 2004. Out of the increase of $86.0 million in cost of revenues, $36.2 million increase was due to the cost of revenues of Patni Telecom (formerly Cymbal). Patni Telecom (formerly Cymbal) was acquired in November 2004 and therefore cost only for November and December 2004 was reflected in our income statement for the year ended December 31, 2004. Of the remaining increase of $49.8 million in cost of revenues, $32.6 million was attributable to wage costs, $2.2 million to sub-contractor cost, $2.5 million to travel costs, $2.6 million to immigration costs, $4.6 million to rental and repairs, $1.1 million to data-link charges, $2.8 million to other general administration costs and $1.4 million to depreciation charged on assets. Wage costs increased by $32.6 million due to an increase in headcount of software professionals by 2,084, annual salary revisions and recognition of additional payroll and related taxes for our international operations arising on reassessment of certain wages paid, and short-term benefits given to our employees when working outside India. Our immigration costs were higher due to increased costs of applications as well as an increase in the number of applications processed. Expansion of our facilities led to increased rental costs and other related expenses. Depreciation charged on assets increased by $1.4 million in 2005 as compared to 2004. Patni Telecom (formerly Cymbal) cost of revenues of $36.2 million consisted of wage costs of $21.2 million, sub-contractor costs of $11.9 million, travel costs of $2.6 million and other costs of $0.5 million.

Gross profit:   Our gross profit for 2005 was $161.9 million, representing an increase of 30.4% from $124.1 million in 2004. Gross profit as a percentage of our revenues dropped to 35.9% from 38% during 2004 reflecting the increase in cost of revenues.

Selling, general and administrative expenses:   During 2005, our selling, general and administrative expenses were $89.7 million, representing an increase of 46.6% from $61.2 million in 2004. During 2005 our selling, general and administrative expenses as a percentage of revenues increased to 19.9% from 18.7% in 2004. Out of the total increase of $28.5 million, $10.3 million was due to selling, general and administrative expenses of Patni Telecom (formerly Cymbal). Patni Telecom (formerly Cymbal) was acquired in November 2004 and therefore cost only for November and December 2004 was reflected in our income statement for the year ended December 31, 2004.

During 2005, our sales and marketing expenses were $36.0 million, representing an increase of 55.6% from $23.2 million in 2004. Apart from the Patni Telecom (formerly Cymbal) costs, personnel costs increased by $5.0 million due to the addition of 35 sales and marketing personnel and higher compensation costs resulting from salary increases. Other selling and marketing costs increased by $2.0 million. Selling and marketing costs associated with Patni Telecom (formerly Cymbal) increased by $5.8 million. We believe that our investment in selling and marketing expenses has contributed to the growth and diversification of our client revenues.

Our general and administrative expenses were $53.7 million, representing an increase of 60.9% from $37.5 million in 2004. Apart from Patni Telecom (formerly Cymbal), personnel costs increased by $1.7 million due to the addition of general and administrative personnel and annual salary revisions. Establishment costs increased by $1.4 million due to an increase in the number of facilities. Professional and consultancy charges increased by $3.8 million, recruitment expenses increased by $1.6 million and other general expenses increased by $1.1 million. General and administrative expenses associated with Patni Telecom (formerly Cymbal) increased by $4.3 million. Depreciation expense increased by $1.8 million.

Foreign exchange gain/loss:   In 2005, we had a foreign exchange loss of US$1.7 million as against a loss of US$2.1 million in 2004, as our dollar-denominated receivables continued to be hedged to a significant level. Our receivables are marked to market.

Operating income:   Our operating income was $70.4 million in 2005, representing an increase of 15.8% from $60.8 million in 2004. As a percentage of revenues, operating income dropped to 15.6% from 18.6% in 2004 reflecting increase in cost of revenues and selling, general and administration expenditures at an increasing rate compared to revenues.

Other income (expense), net:   Other income (expense), net reflects interest and dividend income, interest expense, net gain on sale of investments and other income or expense. Our other income (expense), net was income of $4.2 million in 2005, increasing 401% from expense of  $1.4 million in 2004 resulting in net increase of $5.6 million represented by following. In 2005, we had recorded gain on sale of asset of $3.2 million and loss of revaluation of ADR proceeds $2.0 million. In 2004, we incurred expenses of approximately $1.0 million in relation to our initial public offering. In 2005, our gain on sale of investments were $1.1 million as compared to $0.1 million in 2004. On account of reassessment of our payroll and corporate tax obligations for our international operations, we have provided for interest and other related expenses with respect to delayed payments amounting $1.7 million in 2005 and $4.3 million in 2004

Income taxes:   We made a provision of $13.8 million for income taxes in 2005, representing an increase of 7.1% from $12.9 million in 2004. Our effective tax rate decreased to 18.5% in 2005 from 21.7% in 2004. The 2005 tax provisioning included an amount of  approximately $1.0 million relating to an adjustment for an earlier year’s income tax assessment. The 2004 tax provisioning included $5.2 million for taxes arising on account of reassessment of the corporate taxes for our international operations. Also, the tax provision for Patni Telecom (formerly Cymbal) was for the whole year of 2005 as compared to two months of 2004. While significant portion of income is derived from India operations is exempt from income tax, income from Patni Telecom (formerly Cymbal) operations is taxed at the enacted tax rate of approximately 40%.

Net income:   Our net income was $60.9 million in 2005, representing an increase of 30.8% from $46.5 million in 2004. As a percentage of our revenues, net income decreased to 13.5% in 2005 from 14.3% in 2004. The reduction in the Net Income is mainly on account of reasons explained above.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues:   Our revenues were $326.6 million in 2004, representing an increase of 30.1% from revenues of $251.0 million in 2003. Business from existing customers increased by $55.1 million and business from new customers (excluding Patni Telecom (formerly Cymbal)) increased by $12.2 million compared to 2003. From the acquisition of Patni telecom (formerly Cymbal), revenues from existing customers contributed $8.1 million (a 3.2% increase) to our revenues in 2004. Growth in revenues from our existing operations was attributable to an increase of 32.1% in the total billed person-months from work performed at both our offshore and onsite locations from 2003 to 2004. Onsite work measured in billed-person hours increased 20.3% in 2004 compared to 2003, while offshore work increased 40.0% over the same period.

We increased our client relationships to 170 as of December 31, 2004 from 115 as of December 31, 2003. In addition, the total number of clients that individually accounted for over $1.0 million in annual revenues increased to 46 as of December 31, 2004 from 26 as of December 31, 2003. In 2004, we provided services to new clients in the following service lines: application development, application maintenance and support, product engineering services and packaged software implementation. Among our service lines, we expanded work from existing customers in 2004 through the provision of infrastructure management, business process outsourcing and quality assurance services.

During 2004, our revenues from T&M projects increased by 44.0% over 2003 revenues while revenues from fixed-price contracts increased by 15.2% over 2003. T&M projects accounted for 57.4% of our revenues in 2004, compared to 51.9% in 2003, principally because 71.0% of our new business was billed on a T&M basis.

Our client concentration, as measured by the proportion of revenue generated from our top ten clients, decreased to 69.0% in 2004 from 79.6% in 2003. General Electric, our largest client and one of our principal shareholders, contributed 31.7% of our revenues in 2004, compared to 41.2% in 2003. While revenues from General Electric remained approximately the same in 2004 as in 2003, revenues from other clients grew by 51.1%.

During 2004, clients in the insurance, manufacturing and financial services industries continued to contribute a large proportion of our revenues. Revenues from clients in the insurance, manufacturing and financial services industries in 2004 increased by 28.4%, 8.2% and 34.6% compared to 2003 and contributed 32.8%, 28.3% and 19.2% to overall revenues as compared to 33.2%, 34.0% and 18.6% in 2003 respectively. We also significantly expanded our operations in our telecommunications industry practice with the completion of our acquisition of Cymbal. We expect clients from our telecommunications industry practice to contribute significantly to our revenues in the future. Our other industries practice contributed 6.6% and 5.1% of our revenues in 2004 and 2003. Our ISV practice contributed 5.9% and 6.8% of our revenues in 2004 and 2003 and our product engineering practice contributed 4.6% and 2.2% of our revenues in 2004 and 2003.

During 2004, we continued to derive a significant proportion of our revenues from clients located in the United States. In 2004 and 2003, we derived 87.8% and 88.8% of our revenues from clients located in the United States. Revenues from these clients grew by 28.6% in 2004, while revenues from clients in other regions grew by 41.9% in the same period.

Cost of revenues:   In 2004, our cost of revenues was $202.5 million, representing an increase of 28.6% from $157.5 million in 2003. Cost of revenues represented 62.0% and 62.7% of our revenues in 2004 and 2003.

During 2004, the increase in wage costs of $28.2 million was mainly due to the net addition of 2,505 employees, the implementation of annual salary revisions in April 2004 and recognition of additional payroll and related taxes for our international operations arising on reassessment of certain wages paid, and short-term fringe benefits given, to our employees when working outside India. Travel, insurance and employee transportation costs increased by $2.9 million, $2.5 million and $0.6 million, respectively, during 2004, while the expansion of our facilities led to increased rental costs and related expenses of $3.6 million. Cost of revenues also increased by $5.5 million due to costs associated with our operation of Cymbal. Depreciation charged on assets increased by $2.2 million in 2004 compared to 2003.

The increase in our cost of revenues resulting from the addition of employees was partially offset by the fact that a larger proportion of our employees were located in India during 2004. We also decreased our use of subcontractors and external consultants outside India and thereby lowered subcontractor expenses (excluding Patni Telecom (formerly Cymbal ) subcontractor cost) by $2.1 million, a decrease of 17.2% in 2004 from $12.1 million in 2003.

Gross profit:   Our gross profit during 2004 was $124.1 million, representing an increase of 32.6% from $93.6 million in 2003. Gross profit as a percentage of our revenues increased to 38.0% in 2004 from 37.3% in 2003, as cost efficiencies and higher contribution from offshore delivery enabled us to improve our margins.

Selling, general and administrative expenses:   During 2004, our selling, general and administrative expenses were $61.2 million, representing an increase of 22.2% from $50.0 million in 2003. In 2004, our selling, general and administrative expenses as a percentage of our revenues decreased to 18.7% from 19.9% in 2003.

During 2004, our sales and marketing expenses were $23.2 million, representing an increase of 12.4% from $20.7 million in 2003. Personnel costs increased by $0.6 million mainly due to the addition of 29 sales and marketing personnel in 2004 and higher compensation costs on account of salary revisions. Selling and marketing costs associated with Patni Telecom (formerly Cymbal ) were $0.6 million. Other selling and marketing costs increased by $1.3 million. We believe that our investment in selling and marketing expenses has contributed to the growth and diversification of our client revenues.

Our general and administrative expenses were $37.5 million in 2004, representing an increase of 28.6% from $29.1 million in 2003. Personnel costs increased by $2.1 million mainly due to an increase of 36 general and administrative personnel and annual salary revisions. Rentals increased by $1.1 million and repairs by $0.6 million, mainly due to an increase in the number of facilities and lease arrangements. The increase in professional and consultancy charges were $1.1 million and travel expenses were $0.6 million. General and administrative expenses associated with Patni Telecom (formerly Cymbal ) were $1.0 million.

Foreign exchange gain/loss:   During 2004, we incurred foreign exchange losses of $2.1 million, as compared to foreign exchange gains of $0.2 million in 2003. Our foreign exchange losses in 2004 were due to the continued depreciation of the dollar relative to the rupee. Foreign exchange losses were partially offset by gains from forward foreign exchange contracts. In the fourth quarter of 2004, anticipating further weakness in the value of the dollar relative to the rupee, we significantly increased our forward foreign exchange contracts coverage to mitigate the effects of further depreciation.

Operating income:   Our operating income was $60.8 million in 2004, representing an increase of 39.3% from $43.7 million in 2003. As a percentage of revenues, operating income increased to 18.6% in 2004 from 17.4% in 2003. Our operating income has been adversely affected by the appreciation of the rupee. The rupee appreciated against the dollar from Rs. 45.6 as of December 31, 2003 to Rs. 43.3 as of December 31, 2004, as a result of which rupee costs represented 37.6% of our cost of revenues and selling, general and administrative expenses in 2004 compared to 36.9% in 2003. A substantial portion of our revenues is in dollars, which was not affected by the appreciation of the rupee. The increases in cost of revenues and selling, general and administrative expenses were partially offset by our income from forward foreign exchange contracts.

Other income (expense), net:   Other income (expense) net reflects interest and dividend income, interest expense, net gain on sale of investments and other income or expense. Our other income (expense) net was expense of $1.4 million in 2004, increasing 6.8% from $1.3 million in 2003.

Change in fair value of put option:   Arrangements entered into with two investors in our equity shares gave such investors the right to sell their shares to us if we did not publicly list our shares within a specified period. A change in accounting principle (SFAS 150) characterized this right as a put right which requires separate accounting for changes in value to be accounted through the income statement. This change was $1.2 million in 2003, which reflects the movement in fair value of the put option between July 1, 2003 (the adoption date of FASB 150) and December 31, 2003. The value of the put option has been determined using the binomial model and taking into account factors such as volatility, expected life of the option and discount rate. Upon completion of our initial public offering in India in February 2004, the fair value of the put option was reduced to zero.

Income taxes:   We made a provision of $12.9 million for income taxes in 2004, representing an increase of 25.8% from $10.2 million in 2003. Our effective tax rate decreased to 21.7% in 2004 from 23.5% in 2003. This reduction was primarily due to the increase in the percentage of work performed offshore, resulting in an increase in the percentage of our profits generated from our Indian operations. We pay less tax on profits generated from our Indian operations than from our operations in other countries due to certain tax benefits.

Cumulative effect due to adoption of new accounting principle:   As required by the new accounting principle (SFAS 150) discussed above, the cumulative effect of movement in value of the put option from the date of issue of the put option to the date of adoption of the accounting principle in the amount of $3.3 million has been recognized as a cumulative change in accounting principle through our statement of income for the year ended December 31, 2003.

Net income:   Our net income was $46.5 million in 2004, representing an increase of 27.3% from $36.6 million in 2003. As a percentage of our revenues, income before cumulative effect of change in accounting principle increased to 14.3% in 2004 from 13.3% in 2003. Net income as a percentage of our revenues decreased to 14.3% in 2004 from 14.6% in 2003.

5.B. Liquidity and capital resources

Our operations and our growth have been financed by cash generated from operations and from the proceeds of sales of equity shares. We received net proceeds of $117.0 million from our ADSs issue in 2005. We received net proceeds of $64.3 million from our initial public offering in India in 2004. Prior to 2004, we received net proceeds of $61.5 million from our sale of equity shares to General Electric and General Atlantic.

As of December 31, 2004, we had $77.1 million in cash and cash equivalents, $55.4 million invested in units of liquid mutual funds in India (which typically are mutual funds with investments in short term debt instruments), and $30.2 million invested primarily in units of other debt mutual funds. As of December 31, 2005, we had $148.8 million in cash and cash equivalents, $42.2 million invested in units of liquid mutual funds, and $99.6 million invested primarily in units of other debt mutual funds.

Our working capital (comprising of  current assets excluding cash and cash equivalents and investments less current liabilities) at December 31, 2004 and at December 31, 2005 was $26.7 million and  $20.5 million, respectively. We had no outstanding bank borrowings or long-term debt as of such date. Net cash provided by operating activities was $75.2 million, $48.7 million and $41.4 million in the year ended December 31, 2005, 2004 and 2003 respectively. The non-cash adjustments for the year ended December 31, 2005, to reconcile the $60.8 million net income to net cash provided by operating activities consisted primarily of depreciation expense of $16.0 million, gain from sale of property, plant and equipment of $3.2 million and gain from sale of investments of $ 1.1 million. The non-cash adjustments for 2004 to reconcile the $46.5 million net income to net cash provided by operating activities consisted primarily of depreciation expense of $11.5 million, loss from sale of property, plant and equipment of $0.6 million and gain from sale of investments of $0.1 million. The increase in depreciation was due to an increase in investment in property, plant and equipment to develop and expand our existing, as well as new facilities. The net asset base was $92.0 million, $55.1 million and $41.5 million in the year ended December 31, 2005, 2004 and 2003 respectively. The non-cash adjustments to net income in 2003 included reduction of the cumulative effect of a change in accounting principle amounting to $3.3 million and the change in fair value of put option amounting to $1.2 million. Non-cash adjustments in 2003 also included depreciation of $9.1 million and gain from sale of investments of $1.3 million. Provision for bad debts was $0.5 million and $0.3 million in  the year ended December 31, 2004 and 2003 respectively. There was a reversal of provision for bad debts of $0.2 million for the year ended December 31, 2005.

Days of sales outstanding decreased to 62 in the year ended December 31, 2005 from 80 in 2004 and from 82 in 2003. Net accounts receivable and cost and estimated earnings in excess of billings on uncompleted contracts increased by $14.7 million for the year ended December 31, 2005, $15.4 million in 2004 and $12.1 million in 2003 primarily as a result of increases in revenues.

Current assets and other assets decreased by $3.3 million, for the year ended December 31, 2005, however it increased $6.2 million and $4.1 million for the year ended December 31, 2004 and 2003, respectively. Cash outflows for the year ended December 31, 2005 were $0.7 million in advances to vendors, $0.3 million in other receivables, $0.8 million in prepaid expenses and $0.4 million in prepaid gratuities. Cash inflows for the year ended December 31, 2005 were $1.0 million in deposits and $4.7 in premium receivables on forward contracts. Cash outflows in 2004 were $0.4 million in advances to vendors, $4.0 million in rental deposits (mainly on account of new properties leased in India), $1.3 million in premium receivables on forward contracts and $0.7 million in prepaid gratuities. Cash outflows in 2003 were $0.3 million in advances to vendors, $0.8 million in rental deposits, $0.6 million in premium receivables on forward contracts, $0.3 million in prepaid gratuity, $0.6 million in prepaid expenses and $0.5 million in other expenses which were not expensed.

Accounts payable and accrued expenses increased by $8.0 million for the year ended December 31, 2005, compared to a decrease of $0.6 million in 2004 and an increase of $2.8 million in 2003. The increase in 2005 is mainly due to an increase in employee related expenses including relocation allowance and travel leave allowance.

Our billings in excess of costs and estimated earnings on uncompleted contracts, which represent  billings in excess of revenues that are recognized decreased by $0.5 million in the year ended December 31, 2005, increased by $0.6 million in 2004 and increased by $0.7 million in 2003.

Taxes paid were $15.3 million as against a tax provision of $15.7 million for the year ended December 31, 2005. Taxes paid were $12.5 million and $9.7 million as against a tax provision of $14.8 million and $13.5 million for the years ended December 31, 2004 and 2003, respectively.

Other current liabilities and other liabilities increased by $8.9 million during the year ended December 31, 2005. The increase in the year ended December 31, 2005 resulted from a $1.0 million leave encashment provision, a $0.3 million pension benefit,  a $1.6 million capital expenditure payable, a $3.6 million payroll and related tax liability and corporate tax liability, a $1.3 million advances from customers and $0.7 million VAT payable. The increase in 2004 of  $10.7 million resulted from a $1.3 million leave encashment provision, a $1.0 million pension benefit, a $8.2 million payroll and related tax liability and corporate tax liability and $0.2 million of warranty costs. The increase in 2003 of $13.4 million resulted from a $2.5 million leave encashment provision, a $1.7 million pension benefit, $0.2 million of warranty costs, a 7.9 million payroll and related tax liability and corporate tax liability and a $0.8 million provision for deferred revenue.

Net cash used in investing activities was $113.9 million for the year ended December 31, 2005, $86.4 million for 2004 and $27.8 million for 2003. Net cash used in the acquisition of property, plant and equipment for the year ended December 31, 2005, 2004 and 2003 was $51.1 million, $21.9 million and $13.7 million respectively. In 2005 cash outflow is higher mainly on account of the purchases of new facilities and expansion of our existing facilities. Net purchases of investment securities were $67.7 million for the year ended December 31, 2005. Net proceeds from investments in liquid mutual funds and units of other debt mutual funds were $10.5 million for the year ended December 31, 2005. Additional purchase consideration to Cymbal shareholders for the year ended December 31, 2005 amounted to $5.6 million. Net cash used in investing activities in 2004 included $32.5 million for the acquisition of Cymbal Corporation, net of cash acquired and in 2003 included $3.0 million for acquisition of The Reference Inc., net of cash acquired. Net cash used in the acquisition of property, plant and equipment for 2004 and 2003 were $21.9 million and $13.7 million, respectively, mainly on account of the purchase of new facilities or expansion of our existing facilities. Net purchase of investment securities was $1.4 million in 2004 and net proceeds from investment securities were $11.0 million in 2003. Net purchases of investments in liquid mutual funds and units of other debt mutual funds were $30.6 million and $22.1 million in 2004 and 2003, respectively.

Net cash provided by financing activities was $111.9 million for the year ended December 2005. Net cash provided by financing activities was $61.4 million for 2004 compared to net cash used in financing activities of $1.2 million for 2003. We paid $6.5 million in dividends, including dividend tax on our equity shares in the year ended December 31, 2005. We received net proceeds of $118.7 million from our initial offering of ADSs issue and our employee stock option plan during the year ended December 31, 2005. We received net proceeds of $64.8 million from our initial public offering in India and our employee stock option plan during 2004. We also paid $3.1 million and $1.0 million towards dividend payouts on our equity shares in 2004 and 2003.

We anticipate capital expenditures of between approximately $250 million to $300 million from 2005 through 2008, principally to finance the construction of our new knowledge park facilities in Navi Mumbai and Chennai and other facilities and physical infrastructure in India. See ‘‘Item 4. Information on the Company—Property, plant and equipment.’’ We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and, accordingly, may require additional financing to meet our requirements. We believe that a sustained reduction in IT spending, a longer sales cycle or an economic downturn in any of the various industry segments in which we operate, or a combination of these events, could result in a decline in our revenues and adversely affect our liquidity and capital resources.

5.C. Research and development, patents and licenses, etc.

Research and development expenditures for the years ended December 31, 2003, 2004 and 2005 were $1.8 million, $2.1 million and $2.2 million, respectively. For a description of our research and development initiatives, see “Item 4. Information on the Company—Innovation.”

5.D. Trend information

Other than as described in “Item 3. Key information—Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report, to our knowledge there are no known trends or uncertainties that have or had or are expected to have a material adverse impact on our revenues or income from continuing operations or profitability or liquidity or capital resources, or that could cause reported financial information not necessarily indicative of future operating results or financial condition.

5.E. Off-balance sheet arrangements

We currently do not engage in any off-balance sheet arrangements.

5.F. Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations and commercial commitments to make future payments as of December 31, 2005. The following table excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in the normal course of operations.

	Payments due as of December 31, 2005
	Total	Within 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Capital (Finance) Leases	$0.7	$0.3	$0.4	$0.0
Operating Leases	$16.3	$6.9	$6.7	$2.4	$0.3
Capital Commitment	$22.4	$22.4
Total Contractual Obligations(1)	$39.4	$29.6	$7.1	$2.4	$0.3

       (1) In addition, pursuant to our agreement with Cymbal, we agreed to pay up to $33.0 million as contingent consideration over a three year period ending on October 31, 2007. Of this, as of December 31, 2005 contingent consideration of up to $27.4 million may be payable to the sellers of Cymbal.

Recently Adopted Accounting Pronouncements under U.S. GAAP

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which requires all companies to measure compensation cost for all share-based payments (including employee stock option) at fair value. SFAS 123R  provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date fair value and the same attribution  method used previously under SFAS No.123, “Acounting for Stock-Based Compensation”  (“SFAS 123”).

The second adoption method is a modified retrospective transition method whereby a Company would recognize employee compensation cost for periods presented prior to the adoption of  SFAS 123R in accordance with the original provisions of SFAS No. 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance  with SFAS No. 123; a company would not be permitted to make any changes to those amounts upon adoption of SFAS 123R unless those changes represent a correction of an error. For periods after the date of adoption of  SFAS 123R, the modified prospective transition method described above would be applied.

SFAS 123R does not change the accounting guidance for share-based payment transaction with parties other than than employees provided in SFAS No. 123 as originally issued and EITF Issue No 96-18, “Accounting for Equity Instuments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”.

SFAS 123R is effective for public entities that do not file as small business issuers as of the beginning of the first annual reporting period that begins after June 15, 2005. Accordingly, the Company is required to adopt SFAS 123R on January 1, 2006.

We have adopted SFAS 123R in the quarter ended March 31, 2006 using the modified prospective method. At December 31, 2005, unamortized costs determined based on the fair value approach described in SFAS No. 123 amounted to $5.34 million which will be amortized over a weighted average period of approximately five years. Future compensation expense will be impacted by various factors, including the number of awards granted and their related fair value at the date of the grant.

Critical Accounting Policies

We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment, with financial reporting results relying on estimates about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For these policies, future events may not develop as forecast, and estimates may require revision.

Estimates

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We primarily make estimates related to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, our future obligations under employee retirement and benefit plans, useful lives of property, plant and equipment, deferred tax assets and liabilities and provisions for contingencies and litigation.

We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

Revenue Recognition

We recognize revenues by following specific and applicable accounting guidelines in measuring revenue. These guidelines require us to make certain judgments that affect recognized and unrecognized revenue. Judgments involve the method of recognizing revenue, costs and time required to complete projects for our clients. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter.

We currently are in the software services business and, to a lesser extent, in business process outsourcing. Our revenues from software services are derived by providing the following services:

•       custom application development;

•       application maintenance and support;

•       packaged software implementation;

•       infrastructure management services;

•       product engineering;

•       business process outsourcing; and

•       quality assurance services.

Software Services

We derive our revenues primarily from software services. Revenue is recognized when there is persuasive evidence of a contractual arrangement with customers, the sales price is fixed or determinable and collectibility is reasonably assured. Our software services contracts are either on a fixed-price or on a time and material basis. Currently a majority of revenues are derived on time and material basis. Revenues earned from services performed on a time and material basis are recognized as the services are performed. Our fixed-price contracts include application maintenance and support services, on which revenue is recognized on a straight line basis over the term of maintenance. Our other fixed-price contracts are recognized on a percentage of completion basis.

Guidance has been drawn from paragraph 95 of Statement of Position (‘‘SOP’’) 97-2, ‘‘Software Revenue Recognition’’ to account for revenue from fixed price arrangements for software development and related services in conformity with SOP-81-1 (“Accounting for Performance of Construction—Type and  Certain Production—Type Contracts”). The input method has been used because management considers this to be the best available measure of progress on these contracts as there is a direct relationship between input and productivity.

We review the estimated revenues and estimated costs on each project at the end of each reporting period. Any revisions to existing estimates are made when required by management having the relevant authority. As part of the review process, management regularly compares and analyzes the actual costs and the estimate of costs to complete the projects to the original estimated costs and the total contract price with revisions to estimates reflected in the period in which changes become known. To date, we have not incurred a material loss on any contracts executed on a fixed-price basis. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

We charge direct and incremental contract origination and set up costs incurred in connection with application maintenance and support services to expense as incurred. We defer these costs only in situations where there is a contractual arrangement establishing a customer relationship for a specific period. The costs to be deferred are limited to the extent of future contractual revenues. Further, we defer and recognize revenue attributable to set up activities over the periods that the related fees are earned, as services performed during such periods do not result in separate earnings process.

We generally provide our clients with a one- to three-month warranty as post-sale support. Costs associated with such services are accrued based on management’s estimates and historical data at the time related revenues are recorded. We use our past experience relating to actual warranty costs incurred on similar kinds of projects in order to estimate future warranty costs.

We grant volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, pursuant to the terms of the contract. These discounts are earned only after the customer has generated a specified cumulative level of revenues in the specified period. The discounts can be utilized by the customer in the form of free services i.e., the customer can get the service without paying up to the discount amount.

We estimate the total number of customers that will ultimately earn these discounts, based on which a portion of the revenue on the related transactions is allocated to the free services that will be delivered in the future. The amount of revenue to be allocated to the free services is based on the relative fair value of the free services.

Historically, changes in estimates of warranty costs and volume discounts have not had a material impact on our financial statements.

We include reimbursement of out-of-pocket expenses received from customers as part of revenues.

Business Process Outsourcing

Revenue from business process outsourcing is recognized on the proportionate performance method.

Business Combinations, Goodwill and Intangible Assets

We account for business combinations in accordance with SFAS 141, Business Combinations, which requires that the purchase method of accounting be used for all business combinations. SFAS 141 requires intangible assets acquired in a business combination to be recognized and reported separately from goodwill. Accounting for contingent consideration based on earnings or other performance measures is a matter of judgment that depends on the relevant facts and circumstances. If the substance of the contingent consideration is to provide compensation for services, use of property, or profit sharing, we account for the additional consideration as an expense of the appropriate period. Otherwise, the additional consideration paid is recorded as an additional cost of the acquired business.

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business. We assign all the assets and liabilities of the acquired business, including goodwill, to reporting units in accordance with SFAS 142, Goodwill and Other Intangible Assets.

We test goodwill for impairment atleast on an annual basis. In this process, we rely on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value.The fair value of a reporting unit is detemined using the income approach If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. The implied fair value of goodwill is deteremined in the same manner as the amount of goodwill recognised in a business combination. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

We amortize intangible assets over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Our estimates of the useful lives of identified intangible assets are based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

We evaluate intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

In evaluating goodwill and intangible assets for impairment, we may seek the assistance of independent valuation experts, perform internal valuation analyses and consider other information that is publicly available. The results of our evaluation may be dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, discount rates and other variables. While we use assumptions which we believe are fair and reasonable, future results may differ from the estimates arrived at using the assumptions.

Income Taxes

As part of our financial reporting process, we are required to estimate our liability for income taxes in each of the tax jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with an assessment of temporary differences resulting from differing treatment of items, such as depreciation on property, plant and equipment, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in results of operations in the period that includes the enactment date. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

Our deferred tax liabilities mainly arise from taxable basis differences in intangible assets and undistributed earnings of branch, property, plant and equipment, unrecognized gain in available for sale securities and costs and estimated earnings in excess of billings on completed contracts. Our deferred tax assets comprise assets arising from our accrued expenses, provisions for doubtful accounts receivable and from ultimate realization of the tax asset that may be dependent on the availability of future capital gains. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences in the future, net of the existing valuation allowance at December 31, 2005. The ultimate amount of deferred tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate, or future changes in operating results.

To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. Upon our acquisition of Cymbal, we were entitled to utilize tax benefits on carry forward business losses of Cymbal. Based on preliminary projections of future taxable income and tax planning strategies, we believed that there existed significant uncertainty regarding realization of tax benefits on the carry forward losses. Consequently, we recorded a valuation allowance for the carry forward business losses of Cymbal. In 2005, we evaluated the expected realisation of such carry forward losses and available tax planning strategies and believed that the we would make sufficient profits in future years to set off the carry forward losses. Accordingly, the valuation allowance has been reversed and adjusted against goodwill.

We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on our evaluation of our tax position and the information presently available to us, we have reassessed our liability and have restated our financial statements for 2003 and 2004 and the balance sheet as of December 31, 2005. Liability representing changes in estimates shall be accounted for in our financial statements for the year ending December 31, 2006. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves related to future events, our effective tax rate in a given financial statement period may be materially affected.

Derivatives and Hedge Accounting

We enter into forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on intercompany transactions and forecasted transactions denominated in certain foreign currencies. We designate the forward contracts in respect of forecasted transactions, which meet the hedging criteria, as cash flows hedges. Changes in the derivative fair values that are designated, effective and qualify as cash flow hedges, under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income. Changes in fair value for derivatives not designated as hedging instruments and ineffective portion of the hedging instruments are recognized in consolidated statements of income in the current period.We assess the hedge effectiveness at the end of each reporting period and recognize the ineffective portion in the consolidated statements of income.

In respect of derivatives designated as hedges, we formally document all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. We also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, we will, prospectively, discontinue hedge accounting with respect to that derivative.

Hedge ineffectiveness could result from forecasted transactions not happening in the same amounts or in the same periods as forecasted or changes in the counterparty credit rating. Further, change in the basis of designating forward contracts as hedges of forecasted transactions could alter the proportion of forward contracts which are ineffective as hedges. Hedge ineffectiveness increases volatility of the consolidated statements of income since the changes in fair value of an ineffective portion of forward contracts is immediately recognized in the consolidated statements of income.

During 2004, we re-evaluated our risk management program and hedging strategies in respect of forecasted transactions, and, upon completion of the formal documentation and testing for effectiveness, we have designated certain forward contracts in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges.

As of December 31, 2005, there were no gains or losses on derivative transactions or portions thereof that were either ineffective as hedges, excluded from the assessment of hedge effectiveness, or associated with an underlying exposure that did not occur.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and senior management

The following table sets forth details regarding our board of directors and executive officers:

Name	Age	Position
Mr. Narendra K. Patni(1)(3)(5)(7)	64	Director (Chairman) and Chief Executive Officer
Mr. Gajendra K. Patni(1)(8)	65	Executive Director
Mr. Ashok K. Patni(1)(9)	54	Executive Director
Mr. Michael A. Cusumano(3)	51	Director
Mr. Arun Duggal(2)(5)	59	Director
Mr. William O. Grabe(4)(5)(6)(10)	68	Director
Mr. Arun Maira(11)	62	Director
Mr. Pradip Shah(2)	54	Director
Mr. Louis T. van den Boog(2)	52	Director
Mr. Ramesh Venkateswaran(3)(4)	54	Director
Mr. Anupam P. Puri(3)(4)(12)	60	Director
Mr. Satish M. Joshi	50	Executive Vice President and Chief Technology Officer
Mr. Vijay P. Khare	48	Executive Vice President and Chief Delivery Officer and Chief Administrative Officer
Mr. Mrinal R. Sattawala(13)	51	Chief Operating Officer
Mr. Russel Boekenkroeger(14)	60	Executive Vice President
Mr. Neeraj Gupta(15)	38	Executive Vice President
Mr. Deepak Sogani(16)	40	Chief Financial Officer

       (1) Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni are brothers.

       (2) Member of the audit committee.

       (3) Member of the compensation committee.

       (4) Member of the remuneration committee.

       (5) Member of the shareholder and investor grievances committee.

       (6) Our Articles of Association provide that the board can appoint an alternate director pursuant to the provisions of the Indian Companies Act. Mr. Abhay Havaldar is presently the alternate director to Mr. William O. Grabe.

       (7) Mr. Narendra K. Patni is the nominee of the NKP Group.

       (8) Mr. Gajendra Patni is the nominee of the GKP Group.

       (9) Mr. Ashok Patni is the nominee of the AKP Group.

(10) Mr. Grabe is the nominee for General Atlantic.

(11) Appointed as a Director with effect from June 21, 2006.

(12) Resigned as a Director with effect from April 25, 2006.

(13) Appointed as Chief Operating Officer with effect from May 4, 2006.

(14) Appointed as Executive Vice President with effect from April 1, 2006.

(15) Appointed as Executive Vice President with effect from May 4, 2006.

(16) Mr. Sogani has announced his intention to leave his employment with us. He is currently expected to continue his present responsibilities until August 2006. Mr. Surjeet Singh has been appointed as the new Chief Financial Officer. His appointment is effective August 14, 2006.

Board of Directors and Executive Officers

Mr. Narendra K. Patni, Chairman and CEO, is one of the founders of our company. Mr. Patni has a Master’s degree in Electrical Engineering from the Massachusetts Institute of Technology, or MIT, and a Master’s degree in Management from the Sloan School of Management at MIT. He also has a Bachelor’s degree in Electrical Engineering from IIT, Roorkee. As an entrepreneur, he has played an integral role in the development of the Indian IT industry through his various ventures. Mr. Patni was instrumental in initiating the offshore outsourcing business model for the software industry. Prior to founding his first company, Data Conversion Inc. (now our U.S. subsidiary Patni Computer Systems, Inc.) in 1972, he was President and Director of the Forrester Consulting Group and was previously with the U.S. Trust Company of New York and was a consultant to Arthur D. Little, Inc. Mr. Patni as a nominee of the NKP Group, is not required to retire by rotation.

Mr. Gajendra K. Patni, Executive Director, is one of the founders of our company. Mr. Patni has a Chemical Engineering background and has over 35 years of experience in finance, banking, legal and personnel functions. He has contributed significantly in the past to the growth of the computer rental business of our company, which led to the formation of PCS Data Products (PCSDP) in 1981, and PCS Data General (PCSDG) in 1987. These companies were merged to form what is now PCS Technology Limited in 1994. Mr. Patni is a Joint Managing Director of PCS Technology Limited. Previously he was the Managing Director of Industrial Oxygen Company Limited. Mr. Patni as a nominee of the GKP Group, is not required to retire by rotation.

Mr. Ashok K. Patni, Executive Director, is one of the founders of our company. Mr. Patni is a Mechanical Engineer from IIT, Mumbai. Mr. Patni has over 22 years of experience in computer hardware and systems software. Mr. Patni has contributed significantly in the past to the growth of the hardware business of our company which led to the formation of PCSDP in 1981, and PCSDG in 1987. These companies were merged to form what is now PCS Technology Limited in 1994. He is a Joint Managing Director of PCS Technology Limited. Mr. Patni as a nominee of the AKP Group, is not required to retire by rotation.

Mr. Michael A. Cusumano has been a director since April, 2004. Mr. Cusumano has a B.A. degree from Princeton University and a PhD from Harvard University. Mr. Cusumano completed a postdoctoral fellowship in Production and Operations Management at the Harvard Business School. Dr. Cusumano is the Sloan Management Review Distinguished Professor at MIT’s Sloan School of Management. He has published eight books and is a director of Coral Networks. Mr. Cusumano’s term of office expires in 2007, but he is eligible for reappointment.

Mr. Arun Duggal has been a director since November, 2003. Mr. Duggal has a Bachelor’s degree in Mechanical Engineering from IIT, Delhi, and a post graduate diploma in management from IIM, Ahmedabad. Mr. Duggal has over 25 years experience with Bank of America, in positions including Managing Director of Bank of America in India and Chief Executive Officer of Bank of America Asia, Hong Kong. He was most recently Chief Financial Officer of HCL Technologies Limited. Mr. Duggal is currently a director of a number of other companies including Blackstone Investment Company Private Limited, Transparency International, Fidelity Fund Management Private Limited, FourS Services, Punjab Tractors Ltd, Petronet LNG Ltd, Jubiliant Energy Limited, Canada, Bellwhether Microfinance Company Ltd, Matrix Laboratories Limited and Info Edge (India) Pvt. Ltd.. In addition, Mr. Duggal is a special advisor to General Atlantic. See “ Relationship with General Atlantic” below. Mr. Duggal’s term of office expires in 2008, but he is eligible for reappointment.

Mr. William O. Grabe has been a director since September, 2002. Mr. Grabe has a BS degree in Engineering from New York University and an MBA from the University of California, Los Angeles. Since 1992, Mr. Grabe has been a managing director at General Atlantic LLC, a worldwide private equity firm. Prior to that, he was a Vice President of IBM and held various positions, the last of which was head, North

America Sales and Marketing. He is a director of various companies in which General Atlantic has investments, including Ai Metrix, Bottomline Technologies, Digital China Holdings, Lifecare and LHS GmbH, and is also a director of Compuware Corporation and Gartner, Inc. General Atlantic is one of our principal shareholders, with a shareholding of 16.62%. See “Item 7. Major Shareholders and Related Party Transactions” and “Relationship with General Atlantic” below. Mr. Grabe’s term of office expires in 2008, but he is eligible for reappointment.

Mr. Arun Maira has been a director since June 2006. Mr. Maira received his bachelors and masters degrees in Physics from St. Stephen’s College, Delhi University. He worked for 25 years in several senior positions in the Tata Group, India’s premier industrial conglomerate. Prior to joining Boston Consulting Group in India, he worked in the USA with Arthur D. Little, the international consulting company, for 10 years where he served as Leader of its Global Organisation Practice and Managing Director of Innovation Associates, its subsidiary. Mr Maira’s term of office expires in 2009, but he is eligible for re-appointment.

Mr. Anupam P. Puri has been a director since November, 2003. Mr. Puri has an M. Phil. and a Master of Arts in Economics from Oxford University and a Bachelor of Arts in Economics from Delhi University. Mr. Puri was previously a director and elected member of the board of directors of McKinsey & Company. During his 30-year tenure, he served in a number of positions at global companies and governments and led the development of McKinsey’s India practice and oversaw their Asian and Latin American offices. Mr. Puri is a special advisor to General Atlantic. See “Relationship with General Atlantic” below. Mr. Puri has resigned as a director with effect from April 25, 2006

Mr. Pradip Shah has been a director since November, 2003. Mr. Shah is a Chartered Accountant, has an MBA from the Harvard Graduate School of Business and a degree from The Institute of Cost and Works Accountants of India. Mr. Shah was responsible for introducing credit ratings in India and is a founder of CRISIL Limited. Mr. Shah is currently the Chairman of the Board at IndAsia Fund Advisors Private Limited. His directorships in other companies include AMP IndAsia Fund Advisors (Mauritius) Limited, Asset Reconstruction Company (India) Limited, BASF India Limited, Bombay Stock Exchange Limited, Godrej & Boyce Mfg Limited, Gokaldas Exports Limited, Hardy Oil & Gas Limited, IndAsia Fund Advisors Private Limited, Matsushita Lakhanpal Battery India Limited, Pfizer Limited, Shah Foods Limited, Sonata Software Limited, Supra Advisors (BVI) Limited (British Virgin Islands), The Shipping Corporation of India Limited, Taib Bank EC, Wartsila India Limited, Grindwell Norton Limited and Vakrangee Softwares Limited. Mr. Shah’s term of office expires in 2009, but he is eligible for reappointment.

Mr. Louis T. van den Boog has been a director since March, 2005. Mr. van den Boog has a Master’s degree in Business Economics and in Public Accounting from the Free University in Amsterdam. Mr. van den Boog is an IT industry veteran with approximately 20 years experience in the software industry, as well as extensive experience in mergers and acquisitions, public offerings and private equity and venture capital fundings. Mr. van den Boog has supported a series of European and U.S. portfolio companies, in particular as a director of Metapath Software International, GWI AG, abaXX Technology AG and other software and services companies looking to expand internationally. Mr. van den Boog was previously with Oracle Corporation where he helped to build the European operations of the company. Mr. van den Boog is a former special advisor to General Atlantic. See “ Relationship with General Atlantic” below. Mr. van den Boog’s term of office expires in 2007, but he is eligible for reappointment.

Mr. Ramesh Venkateswaran has been a director since November, 2003. Mr. Venkateswaran has a Bachelor’s degree in Mechanical Engineering from IIT, Mumbai and a post graduate diploma in management from IIM, Bangalore. Mr. Venkateswaran is a Management Consultant and is currently the Managing Director of Almak Management Services Private Limited. He is a visiting professor of Marketing at the Indian Institute of Management, Bangalore. He is also a founder member of a non profit organization, “Vishwas.” Mr. Venkateswaran’s term of office expires in 2010, but he is eligible for reappointment.

For more information on our Board of Directors, please see “Item 10. Additional Information—Board of Directors.”

Mr. Mrinal R. Sattawala was appointed as our Chief Operating Officer with effect from May 4, 2006. Prior to this he was designated as Executive Vice-President and Global Sales and Marketing Coordinator and has been with Patni for 20 years. He is also directly responsible for the Sales and Operations of the Europe and APAC regions, besides overseeing Global Sales & Marketing, and the Insurance and Financial Services business units. Mr. Sattawala is an electrical engineer from IIT, Mumbai, and he also received his MBA in 1979 from MacMaster University, Canada. Mr. Sattawala has over 26 years of experience in the IT industry. Prior to Patni, Mr. Sattawala worked with Computer Maintenance Corporation and the ICI group of companies in India.

Mr. Russell Boekenkroeger is our Executive Vice-President and has been with Patni for four years. Mr. Boekenkroeger has a Bachelor’s degree in Government from Franklin & Marshall College, a Master’s degree in Urban and Regional Planning and a Master’s degree in Civil Engineering from the University of Pittsburgh. He is responsible for the Regional Operations of the U.S. and for Merger & Acquisition activities. Additionally, he oversees the Product Engineering Services and the Independent Software Vendors business units, besides the Engineering Services center of excellence. He has over 25 years of experience in managing large global product development organizations, shared services operations, international business and product marketing while serving in a variety of executive management positions at Computervision, Prime Computer and PTC. He has also served as an advisor to companies from a wide range of industries around the world, on business and technology matters.

Mr. Neeraj Gupta, is our Executive Vice-President and has been with Patni since November 2004. Mr. Gupta has a Bachelor’s degree in Electronics & Communications Engineering from Punjab Engineering College, India and a Master’s degree in Electrical Engineering from University of Alabama, USA. His responsibilities includes overseeing Telecom and Growth Industry business units. Mr. Gupta has had over fifteen years of proven leadership experience, including managing product management, professional services and engineering teams at various leading technology companies including Octel Communications, Lucent Technologies, Genesys Telecom, and Alcatel. Previously, he was Chief Executive Officer of Patni Telecom (formerly Cymbal), US based IT services Company , which he led from start-up to successful exit.

Mr. Satish M. Joshi is our Executive Vice President and Chief Technology Officer and he has been at Patni for 23 years. Mr. Joshi has a Bachelor’s degree in Electrical Engineering and a Master’s degree in Computer Science from IIT, Mumbai. His responsibilities include supervision of the Manufacturing business unit and all horizontal business units, namely BPO, Enterprise Application Solutions and Infrastructure Management Services. He also oversees several corporate shared services departments, namely Products and Technology Initiatives, Quality Processes & Delivery Innovation, and IT Infrastructure Management, besides the IT Governance center of excellence. Prior to Patni, Mr. Joshi worked with the Tata Institute of Fundamental Research in areas including concurrent programming languages, storage techniques for large databases, compiler optimization and data communication networks.

Mr. Vijay P. Khare is our Executive Vice President and and Patni’s Chief Administrative Officer (CAO) and Chief Delivery Officer (CDO) and he has been employed with Patni for 25 years. Mr. Khare has a Bachelor’s degree in Engineering from the Regional Engineering College, Nagpur and a Masters degree in Computer Science from IIT, Mumbai His responsibilities include top level control of key operation metrics across the organization and global delivery coordination. He additionally has responsibility for Centers of Excellence namely Verification & Validation, Business Intelligence and

Database Administration; besides that for Quality Assurance; Human Resources; CIO; Patni Academy for Competency Enhancement; and the Global Resource Pool. Mr. Khare began his career with Patni in 1980. During his initial years, he worked on several projects in areas like distribution, manufacturing, and office automation in technologies ranging from Data General to Unix and IBM. He was later involved in the customer relationship management of several accounts including Data General, Waterland BV, and RBS. He managed the General Electric relationship from 1995 to 2000.

Mr. Deepak Sogani is our Chief Financial Officer and has been with Patni since 1998. Mr. Sogani has a Bachelor’s degree in Electrical Engineering from IIT, Delhi and a post graduate diploma in management from IIM Ahmedabad. He is also a CFA charterholder (AIMR, VA, USA). His responsibilities include managing global financial operations, corporate finance, treasury, global reporting and international taxation, financial and business planning, and enterprise-wide risk management. Mr. Sogani started his career at SBI Capital Markets and has worked in areas including money markets, structured finance, cross-border finance and investment banking. His subsequent assignments were in the financial and management consultancy areas, with a focus on reengineering for mid-size corporates. Mr. Sogani announced his resignation as our Chief Financial Officer on May 23, 2006. However, he is currently expected to continue his present responsibilities until August 2006.

6.B. Compensation

During fiscal 2005, the aggregate annual compensation paid or payable by us and our subsidiaries to our executive directors and executive officers was approximately $2,391,704; (including Mr. N. K. Patni—$803,692; G. K. Patni—Rs. 19,987,836 ($453,313); A. K. Patni—Rs. 19,937,201 ($452,165); S. M. Joshi—Rs. 4,256,746 ($96,541); V. P. Khare—Rs. 3,960,835 ($89,830); Mr. Sattawala—$411,642 and D. Sogani—Rs. 3,726,784 ($84,521)). In addition to receiving annual base compensation, some members of our executive management, under Indian laws and regulations, are eligible for grants under the Employee Stock Option Plan (described below).

Our independent directors on the board are each entitled to $40,000 annually in addition to actual boarding and lodging expenses and sitting fees for attending board and committee meetings.

Service Agreements

Mr. Narendra K. Patni is our Chairman and Chief Executive Officer. He is also the President and Chief Executive Officer of Patni Computer Systems, Inc, our U.S. subsidiary, pursuant to an employment agreement with Patni Computer Systems, Inc. dated December 1, 2000, as amended on August 29, 2003. The employment agreement has an initial term until December 31, 2008. Mr. Patni’s annual base salary under the agreement is $500,000 for the first year of the initial term, after which time it is increased by 10% of the then current annual base salary per year. Mr. Patni does not receive a separate fee for attending board meetings. The agreement may be extended after the initial term at Mr. Patni’s option, on terms and conditions at least as favorable or as are otherwise mutually agreed between Mr. Patni and the board of directors. The agreement can be terminated by the board of directors only after the initial term expires. In the event of termination, Mr. Patni is entitled to a lump sum severance payment equal to five times his then most recent annual base salary.

We have entered into a consultancy agreement with Patni Computer Systems, Inc. dated October 24, 2000 as amended on August 19, 2003, pursuant to which Mr. Narendra K. Patni has been seconded to us to act as our Chairman and CEO. Our Articles provide that as long as our consultancy agreement with Patni Computer Systems, Inc. is in effect, Mr. Narendra K. Patni shall continue to be the CEO of the Company. In addition, our Articles of Association also provide that so long as Mr. Narendra K. Patni is the CEO, he has the right to appoint and remove all of our key senior personnel and senior management following consultation with General Atlantic. Our board of directors has approved the extension of the consultancy agreement to December 31, 2010.

We have entered into employment agreements with each of Mr. Gajendra K. Patni and Mr. Ashok K. Patni to be appointed as executive director on similar terms. Each agreement had an initial term which expired on October 23, 2005. Our board of directors had resolved that, in accordance with our Articles and subject to the provisions of the Indian Companies Act and approval of our shareholders, to reappoint each of Messrs. Gajendra K. Patni and Ashok K. Patni as our executive directors for a further period of five years commencing October 24, 2005. Our shareholders at the Annual General Meeting held on June 21, 2006 approved these re-appointments for a further period of five years beginning October 24, 2005. Under the terms of the extended agreements, the executive directors are entitled to an annual base compensation of Rs. 9,663,060 ($215,021) per annum from October 2005, which amount is subject to an upward adjustment of 10% of the previous year’s salary. The executive directors are also entitled to medical insurance, allowances for housing, travel and leave and pension and retirement benefits. They do not receive any separate fees for attending board meetings. Subject to our Articles and the provisions of the Indian Companies Act, in the event of termination, each agreement provides that the executive director shall receive, as a lump sum severance payment, equal to five times the annual salary plus house rent allowance.

Relationship with General Atlantic

Our largest shareholder is General Atlantic Mauritius Limited, a Mauritius company formed by General Atlantic LLC, or General Atlantic, for purposes of this section. General Atlantic is a private equity firm that focuses on the information technology, process outsourcing and communications industries.

One of our directors, Mr. William O. Grabe, has been a managing director of General Atlantic since 1992. In addition, two of our other directors, Mr. Arun Duggal and Mr. Anupam Puri, are “special advisors” to General Atlantic and one of our directors, Mr. Louis T. van den Boog, is a former special advisor to General Atlantic. Mr. Puri resigned as a Director with effect from April 25, 2006.

Special advisors are persons with industry and/or geographic expertise that provide, on a part-time basis, a range of advisory services to General Atlantic in different parts of the world. These services range from identifying new investment opportunities to assisting in the preparation of investment proposals, serving on the boards of portfolio companies and providing strategic advice to such portfolio companies. Special advisors are not directors, managing directors, general partners, executive officers or employees of General Atlantic or any of its affiliates, and do not have any other formal association with General Atlantic, except that they enter into consulting agreements with General Atlantic under which they receive a cash retainer and/or are granted the right to co-invest in one or more of the General Atlantic investment vehicles.

Mr. Duggal has served as a special advisor since 2004. He receives an annual cash retainer of $150,000 and has the right to invest as a limited partner in various General Atlantic investment vehicles, none of which have invested in our shares.

Mr. Puri has served as a special advisor since 2001. He is not paid a cash retainer, but has the right to invest in various General Atlantic investment vehicles. General Atlantic has loaned certain amounts to Mr. Puri for purposes of such investments, of which approximately $562,500 is outstanding. Mr. Puri has an approximate 0.1% indirect ownership interest in General Atlantic Mauritius Limited.

Mr. van den Boog served as a special advisor from 1996 to 2004. Pursuant to past co-investment rights, Mr. van den Boog invested in various General Atlantic investment vehicles, including one that is an investor in General Atlantic Mauritius Limited, as a result of which he has an approximate 0.2% ownership interest in General Atlantic Mauritius Limited. General Atlantic loaned certain amounts to Mr. van den Boog for purposes of such investments, of which approximately $355,127 is outstanding.

We have no financial or other obligations in respect of the status of Messrs. Duggal, Puri or van den Boog as current or former special advisors, and General Atlantic has informed us that no compensation, loans or investment opportunities provided to these individuals are related in any way to our operating or financial performance or the value of our equity shares or ADSs.

Benefits

In 2005, we provided approximately $1.4 million for pension, retirement or similar benefits to our directors and executive officers.

Options

Set forth below is information concerning options granted to directors and executive officers. The term of stock options granted to our directors and executive officers will expire on completion of five years from the date of vesting. As of May 31, 2006, our directors and executive officers as a group (directly and indirectly) were granted options under our Employee Stock Option Plan to exercise 1,341,200 of our equity shares, representing less than 1% of our share capital on the following terms:

Name	Exercise Price Per Share	Number of Shares under Option		Expiration Date
Mr. M. Cusumano	Rs. 254/381/458	20,000/5,000/5000	(1)	2010/2011/2012	(1)
Mr. A. Duggal	Rs. 254/381458	20,000/5,000/5000	(1)	2010/2011/2012	(1)
Mr. A. Puri	Rs. 254/381	20,000/5,000	(1)	2010/2011
Mr. P. Shah	Rs. 254/381/458	20,000/5,000/5000	(1)	2010/2011/2012	(1)
Mr. L. van den Boog	Rs. 381/ 458	20,000/5000	(2)	2011/2012	(1)
Mr. R. Venkateswaran	Rs. 254/381/458	20,000/5,000/5000	(1)	2010/2011/2012	(1)
Mr. S. Joshi	Rs. 145/338	62,000/100,000	(3)	2009/2010
Mr. V. Khare	Rs. 145/338	63,300/100,000	(3)	2009/2010
Mr. M. Sattawala	Rs. 145/338/376	58,300/100,000(3)/350,000	(4)	2009/2010/2012	(4)
Mr. R. Boekenkroeger	Rs. 145/458	50,000/100,000	(5)	2009/2012	(5)
Mr. N. Gupta	Rs. 451/493	24,000/11,000	(6)	2011/2012	(6)
Mr. D. Sogani	Rs. 145/338	52,600/100,000	(3)	2009/2010

       (1) Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of the three grants will be from 2010 to 2013, 2011 to 2014 and 2012 to 2015, respectively.

       (2) Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of two grants will be from 2011 to 2014 and 2012 to 2015, respectively.

       (3) Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of the two grants will be from 2009 to 2012 and 2010 to 2013, respectively.

       (4) Out of 350,000 options granted, 150,000 options will vest in four equal installments i.e. 25% each year, and expiry date will be 2012 to 2015. The balance 200,000 options granted in May 2006 will vest in four years depending upon the performance of the Company for which Mr. Sattawala is responsible as Chief Operating Officer (COO) of the business units of the Company. These options will expire at the end of five years from the date of vesting.

       (5) Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of two grants will be from 2009 to 2012 and 2012 to 2015 respectively.

       (6) Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of two grants will be from 2011 to 2014 and 2012 to 2015 respectively.

6.C. Board Practices

Board Composition

Our Articles of Association provide that our board of directors shall be comprised of not less than three directors and not more than 10 directors. We currently have 10 directors. Our Articles require two-thirds of our directors to retire by rotation, but they are eligible for re-election. One-third of the directors who are subject to retirement by rotation must retire at each annual general meeting but can be re-appointed at such annual general meeting. Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni as the respective nominees of the NKP Group, GKP Group and AKP Group are permanent directors according to our Articles in that capacity they are not required to retire by rotation like our other directors. Mr. Michael A. Cusumano’s term of office expires in 2007, but he is eligible for reappointment. Mr. Arun Duggal’s term of office expires in 2008, but he is eligible for reappointment. Mr. William O. Grabe’s term of office expires in 2008, but he is eligible for reappointment. Mr. Anupam Puri has resigned as a Director with effect from April 25, 2006. Mr. Pradip Shah’s term of office expires in 2009, but he is eligible for reappointment. Mr. Louis T. van den Boog’s term of office expires in 2007, but he is eligible for reappointment. Mr. Ramesh Venkateswaran’s term of office expires in 2010, but he is eligible for reappointment. Mr. Arun Maira was appointed as a Director with effect from June 21, 2006 and his term of office expires in 2009, but he is eligible for reappointment. For information regarding our board see “Item 10. Additional Information—Board of Directors.”

Board Committees

Audit Committee

The primary objective of the Audit Committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process by our management, including the internal auditors and reviews the processes and safeguards employed by each. In addition our Audit Committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, audit process, and process for monitoring the compliance with related laws and regulations. The Audit Committee recommends to our Board of Directors the appointment of our independent auditors and approves the scope of both audit and non-audit services.

Remuneration Committee

The Remuneration Committee is comprised of non-executive directors, with the Chairman being an independent director. During the year under review, the Committee comprised of Mr. William O. Grabe (alternate director, Mr. Abhay Havaldar), Mr. Ramesh Venkateswaran and Mr. Anupam Puri*. The Committee determines the policy on specific remuneration packages for executive directors.

*                    Mr. Anupam Puri resigned as a director with effect from April 25, 2006.

Compensation Committee

During the year under review, the Compensation Committee comprised of Mr. Michael A. Cusumano, Mr. Ramesh Venkateswaran, Mr. Narendra K. Patni and Mr. Anupam P. Puri*. The Committee was formed primarily to administer the employee stock option plan. The Committee also reviews other programs and policies aimed at attracting, motivating and retaining personnel.

*                    Mr. Anupam Puri resigned as a director with effect from April 25, 2006

Shareholder and Investor Grievances Committee

The Shareholder and Investor Grievances Committee comprised of Mr. Arun Duggal as the Chairman, Mr. Narendra K. Patni and Mr. William O. Grabe (alternate director, Mr. Abhay Havaldar). The Shareholder and Investor Grievances Committee looks into redressal of shareholder and investor complaints, is responsible for the issue of duplicate/split/consolidated share certificates, the allotment and listing of shares and for communications with statutory and regulatory authorities.

Employee Stock Option Plan

On June 30, 2003, our shareholders approved an employee stock option plan, which was later ratified after our initial public offering in India by our shareholders at the annual general meeting on June 29, 2004. Under the plan, we may issue up to 11,142,085 equity shares of Rs.2 each to our eligible employees and directors and those of our subsidiaries. The plan is administered by the Compensation Committee of our board of directors. As of December 31, 2005, options to purchase 5,185,267 equity shares were outstanding.

Pursuant to the plan, on September 1, 2003, an initial grant of stock options representing an aggregate of 2,743,400 equity shares was made to certain of our and our subsidiaries’ employees. Of the options granted on September 1, 2003, half vested after one year from date of grant, and 719,464 equity shares have been allotted as of June 23,2006. We made a second grant of options on July 1, 2004 to certain of our directors, representing an aggregate of 100,000 shares, a third grant of options on October 1, 2004 to certain of our employees, representing an aggregate of 2,750,632 equity shares, a fourth grant on April 1, 2005 to employees and directors, representing an aggregate of 190,000 equity shares, a fifth grant on October 1, 2005 to employees, representing an aggregate of 670,710 equity shares, a sixth grant on January 2, 2006 to employees, representing an aggregate of 288,000 equity shares, a seventh grant on April 1, 2006 to employees and directors, representing 345,000 equity shares and a eighth grant on May 4, 2006 to Mr. Sattawala, Chief Operating Officer of the Company representing 350,000 equity shares. One quarter of the options granted on July 1, 2004, one quarter of the options granted on October 1, 2004 and one quarter of options granted on April 1, 2005 have vested and options to purchase 44,840 equity shares have been allotted as of June 23, 2006 out of the October 1, 2004 grant.

On April 25, 2006, our Board, subject to the approval of our shareholders, recommended the amendment of our plan to provide an option to the Company to grant ADR-linked stock options to enable certain employees outside India to acquire ADSs upon exercise of the option. The shareholders of the Company at the Annual General Meeting held on June 21, 2006 have approved the said amendment to the Patni ESOP 2003 to enable the Company to issue ADR linked options to employees of the Company as well as its subsidiaries.

All options have been granted with an exercise price equal to the fair market value of the equity shares on the date of grant of the option. All of the options we have granted vest in four equal annual installments beginning one year from the date of grant. The options have a term of five years from the date of vesting during which they can be exercised.

Provident Fund

All of our eligible employees receive provident fund benefits through a defined contribution plan in which both the employee and employer make monthly contributions to the plan of 12% each of the covered employee’s defined portion of salary. We have no further obligations under the plan beyond the monthly contribution. We contribute to the Provident Fund Plan maintained by the Government of India. We contributed $1,682,111, $1,765,281 and $2,613,644 to the Provident Fund Plan in 2003, 2004 and 2005.

6.D. Employees

For a description of our employees, see “Item 4. Information on the Company—Human Resources.”

6.E. Share ownership

For the total number of equity shares, ADSs and options to purchase equity shares and ADSs for each director and executive officer as of May 26, 2006, see “Item 7. Major Shareholders and Related Party Transactions” and “Item 6.B. Compensation—Options” above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

The following table provides information relating to the beneficial ownership of our equity shares (directly or in the form of ADSs) as of June 16, 2006 by:

•       each of our directors and executive officers;

•       all of our directors and executive officers as a group; and

•       each person or group of affiliated persons who is known by us to own beneficially 5% or more of our equity shares.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, equity shares subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days are deemed outstanding, while the shares are not deemed outstanding for purposed of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting or investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

The number and percentage of shares beneficially owned are based on 137,912,853 equity shares outstanding as of June 16, 2006:

Name	Number of Equity Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Directors and Executive Officers
Mr. Narendra K. Patni(1)	20,364,198	14.77
Mr. Gajendra K. Patni(2)	20,614,302	14.95
Mr. Ashok K. Patni(3)	20,614,302	14.95
Mr. William O. Grabe(4)	22,913,949	16.61
Mr. Louis T. Van den Boog(5)	48,002	*
Mr. Satish M. Joshi	15,700	*
Mr. Deepak Sogani	15,000	*
Mr. Mrinal R. Sattawala	50	*
All Directors and Executive Officers as a Group	61,623,552	44.68
5% Shareholders
General Atlantic Mauritius Limited(4)	22,913,949	16.61
HSBC(6)	11,102,508	8.05
Total	95,640,009	69.35

                 * Indicates less than 1% of the shares

       (1) Includes equity shares held by Mr. Narendra K. Patni and his relatives and entities controlled by them including iSolutions Inc., a Massachusetts corporation wholly-owned by Mrs. Poonam Patni, Mr. Narendra K. Patni’s wife, and Mr. Anirudh Patni, Mr. Narendra K. Patni’s son.

       (2) Includes equity shares held by Mr. Gajendra K. Patni and his family members and entities controlled by them.

       (3) Includes equity shares held by Mr. Ashok K. Patni and his family members and entities controlled by them.

       (4) Includes 20,161,868 ADSs representing 20,161,868 equity shares held by The Bank of New York as depositary. General Atlantic Mauritius Limited, or General Atlantic, owns 2,752,081 of our equity shares directly (after the ADS offering) and 20,161,868 ADSs, each one of which represents one equity share. General Atlantic GenPar (Mauritius) Limited, or GenPar, controls the management of General Atlantic by virtue of ownership of a majority of its voting shares. General Atlantic LLC owns all the shares of GenPar. Mr. William O. Grabe is a managing director of General Atlantic LLC. Mr. Grabe disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

       (5) Mr. van den Boog’s shareholding was acquired through previous co-investment rights in which Mr. van den Boog invested in various General Atlantic LLC investment vehicles, including one that is an investor in General Atlantic Mauritius Limited, as a result of which he has an approximate 0.2% ownership interest in General Atlantic Mauritius Limited.

       (6) Includes  81,31,001 equity shares owned by HSBC Global Investment Funds A/C HSBC GlobalInvest, 1,497,568 equity shares owned by The Master Trust Bank of Japan, Ltd. A/C HSBC India Equity Mother Fund and 311,400 equity shares owned by HSBC Investments (Taiwan) Limited A/C HSBC Bric FU 99,539 equity shares owned by HSBC Financial Services (Middle East) Limited and 1,063,000 equity shares owned by HSBC global investment funds a/c HSBC global invest.

As otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. We are not aware of any arrangement, the consummation of which may at a subsequent date result in a change in our control.

As of July 7, 2006, approximately 98.1% of our equity shares were held in the names of 32,706 record holders with registered addresses in India. As of July 7, 2006, there were 8 U.S. holders of record, who accounted for less than 1% of our equity shares. As of December 31, 2005, we had issued 7,906,250 ADSs (representing 15,812,500 equity shares) and which represent 11.5% of our outstanding equity shares. As of April 20, 2006, we had 3,824 ADS record holders in the United States.

Significant Changes in Shareholdings

The following are significant changes in the percentage ownership held by our major shareholders during the fiscal year:

In August 2005, Mr. Gajendra K. Patni and Mr. Ashok K. Patni and their family members and entities controlled by them each sold 1,200,000 shares in open market transactions for an average price per share of Rs. 362, decreasing their respective shareholdings to 16.48%. In addition, GE Capital Mauritius Equity Investment sold 1,580,000 equity shares to the public in that offering, decreasing its shareholding from 5.08% to 3.27%. In April 2005, GE Capital Mauritius Equity Investment sold 168,727 equity shares in ordinary course, open market transactions, decreasing its then shareholding to 3.13%.

In September 2005, General Atlantic sold 4,962,000 equity shares in open market transactions in India, decreasing its shareholding to 21.0%.

General Atlantic participated in the Indian invitation to offer and sold 3,395,749 of its equity shares as a selling shareholder.

Preferential Rights

Our principal shareholders have certain preferential rights pursuant to special provisions in our Articles and a registration rights agreement with us. Please see “Item 7.B. Related Party Transactions—Registration Rights Agreement.”

7.B. Related party transactions

Patni Family Companies

We enter into various transactions from time to time in the ordinary course of our business with several companies in which certain of our directors, Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni, are directors and in which they and members of their families have substantial shareholdings. Mr. Narendra K. Patni does not have any management responsibilities in any of these companies. These companies are:

•       PCS Technology Limited, or PCSTL, which manufactures computer hardware products and also offers hardware maintenance services.

•       PCS Cullinet Private Limited, which owns and manages listed and unlisted shares and units and real estate.

•       PCS Finance Private Limited, which owns and manages listed and unlisted shares and units and real estate.

•       Ashoka Computer Systems Private Limited, which owns and manages listed and unlisted shares and units and real estate.

These transactions have comprised the following:

•       sale of hardware from Patni Computer Systems, Inc. to PCSTL, amounting to $37,729, $8,974, Nil and Nil for the years ended December 31, 2003, 2004, 2005 and quarter ended March 31, 2006;

•       operating leases for residential and commercial property from these companies and the relatives of our founders, amounting to $259,138, $289,964, $266,325 and $22,492 for the years ended December 31, 2003, 2004, 2005 and quarter ended March 31, 2006; and

•       security deposits for operating leases, with amounts outstanding totaling $284,651, $297,510, $251,569 and $39,645 for the years ended December 31, 2003, 2004, 2005 and quarter ended March 31, 2006.

We do not believe that any of these transactions, individually or in the aggregate, have a material effect on our business as a whole.

Pursuant to a resolution of our board of directors on August 26, 2005, we have determined that we will no longer enter into any transactions for the purchase and sale of hardware with any of Mr. Narendra K. Patni, Mr. Gajendra K. Patni, Mr. Ashok K. Patni or their respective relatives or any affiliate of any of Mr. Narendra K. Patni, Mr. Gajendra K. Patni, Mr. Ashok K. Patni or their respective relatives, which are together referred to as the “Patni Family”, or any company or entity owned or controlled by any member of the Patni Family.

In addition, our Audit Committee will, on an ongoing basis, review the terms of all operating leases entered into between us and any member of the Patni Family or with any company or entity owned or controlled by any member of the Patni Family, and will inform management whether or not all such operating leases and related arrangements, including payment of security deposits, are for bona fide business purposes and at prevailing market rates; and management will take all steps to ensure that such operating leases are for bona fide business purposes and at prevailing market rates.

License Agreements

We had entered into non-exclusive, perpetual, royalty-free license agreements with PCSTL and PCS International Limited granting a license for use of the “PCS” trademark. These agreements were of unlimited duration and were to continue until revoked by mutual consent. By letter agreements dated November 10, 2005, we and each of PCSTL and PCS International Limited have terminated the license agreements relating to the “PCS” trademark. By a deed of assignment and transfer dated November 10, 2005, we have assigned and transferred all rights to the “PCS” trademark to PCSTL.

Consultancy Agreement

We have entered into a consultancy agreement with Patni Computer Systems, Inc., our U.S. subsidiary, for, among other things, the secondment of Mr. Narendra K. Patni. See “Item 6. Directors, Senior Management and Employees—Service Agreements.”

Guarantee

We have issued a counter guarantee on behalf of PCSTL for Rs. 150 million ($3,328,156). This guarantee was issued on August 30, 1997 for the benefit of ANZ Grindlays Bank plc (now Standard Chartered Bank) and the amount under this guarantee is payable on demand. The guarantee was issued in connection with financial facilities Standard Chartered Bank provided to PCSTL. The amount outstanding has not changed since it was issued.

By an agreement dated September 10, 2005 between PCSTL and the Company, PCSTL has agreed that it will repay the loan and/or provide the bank with satisfactory alternate collateral, as soon as practicable and no later than the March 31, 2006. Accordingly, we have been released and discharged in full from our obligation under the said guarantee.

Donations

We have given donations to the Ravindra Patni Charitable Trust, in which our director Mr. Gajendra K. Patni is one of the trustees, totaling $165,610 for the three years ended December 31, 2005. However, pursuant to a resolution of our board of directors on August 26, 2005, we have determined that we will not make any future donations to the Ravindra Patni Charitable Trust or any other trust or similar entity owned or controlled by any member of the Patni Family or any trust or similar entity in which a member of the Patni Family is a trustee. The restriction will not apply to any trust set up by us, the majority of whose trustees are independent trustees, including independent of any member of the Patni Family, and the investments in, and activities of, any such trust are reviewed on an on-going basis by our board of directors.

General Electric

General Electric is our largest customer. Revenues for software services by Patni Computer Systems, Inc. and Patni Computer Systems (UK) Limited to various entities within General Electric amounted to approximately $99.4 million in the year ended December 31, 2005. In addition, General Electric charges Patni USA for data link connections. Data link charges paid to General Electric for the three years ended December 31, 2005 amounted to $2,714,672. In January 2005 we entered into a finance lease for the use of commercial vehicles in an amount of Rs. 7.5 million ($171,939) with GE Capital Transportation Financial Services Limited. General Electric became an investor in 2000. For a more detailed description of our relationship with General Electric, please see “Item 4. Information on the Company-—The General Electric Association.”

Deposit Agreement

We have entered into a deposit agreement with The Bank of New York, or the depositary, and the owners of and beneficial owners of ADSs dated July 15, 2002, pursuant to which we have deposited 20,161,868 equity shares with the depositary. The depositary has executed and delivered to General Atlantic 20,161,868 ADSs representing such equity shares. The holders of ADSs can, at any time, convert their ADSs into equity shares. Under the deposit agreement, we have agreed to pay the fees, reasonable expenses and out-of-pocket charges of the depositary in accordance with agreements entered into in writing between us and the depositary from time to time. ADSs issued under this deposit agreement may, when General Atlantic wishes to sell ADSs, be exchanged, subject to applicable laws, for ADSs under the deposit agreement, which ADSs may be sold subject to applicable securities laws.

Registration Rights Agreement

We have entered into a registration rights agreement with General Atlantic, certain General Electric entities, Mr. Ashok K. Patni, Mr. Gajendra K. Patni and certain of their relatives, Mr. Narendra K. Patni and iSolutions Inc. dated July 15, 2002. This agreement grants rights with respect to registration of our equity shares under the Securities Act, certain provisions of which are summarized below. Subject to limitations provided in the registration rights agreement and in lock-up agreements that certain of these shareholders have signed, these shareholders have demand registration rights and may also require us to file an unlimited number of registration statements on Form F-3 (or the equivalent) under the Securities Act when such form is available for our use.

If we propose to register our securities under the Securities Act, these shareholders will be entitled to notice of the registration and to include their shares in the registration provided that the underwriters of that offering will have the right to limit the number of their shares included in the registration. We are required to pay all expenses arising from or incident to our performance of, or compliance with, the registration rights agreement, other than any underwriters’ discounts and commissions. In addition, we are required to bear the fees, disbursements and other charges of one counsel to these shareholders in connection with any registration in an amount not exceeding $50,000 for the first such registration and $15,000 for any subsequent registration.

Loans

We grant personal loans to employees who are not executive officers. These loans are repayable in equal installments over periods ranging from six to 60 months. Interest on these loans is charged at 7.5% to 9.0%. Loans outstanding as of December 31, 2003, 2004 and 2005 were $101,904, $86,453 and $56,662. There are no outstanding loans to any of our directors or executive officers.

7.C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements And Other Financial Information

The following financial statements and auditors’ report for fiscal 2005 appear under Item 18 in this Annual Report:

•       Report of Independent Registered Public Accounting Firm

•       Consolidated Balance sheets as of December 31, 2004 and 2005

•       Consolidated Statements of Income for the years ended December 31, 2003, 2004 and 2005

•       Consolidated Statements of Stockholders’ Equity and Comprehensive Income for the years ended December 31, 2003, 2004 and 2005

•       Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005

•       Notes to the Consolidated financial statements

Amount of Export Sales

For the  year ended  December 31, 2005, we generated $ 449.22 million, or 99.75% of our total revenues of $ 450.33 million, from the export of our products and rendering of services out of India.

Legal Proceedings

Certain income tax related legal proceedings  are pending against us. We are currently cooperating with the US Department of Labor with respect to compliance matters related to our past and present labor practices. Additionally, we are also involved in lawsuits and claims which arise in ordinary course of business. Other than as disclosed herein, there are no such matters pending that we expect to be material in relation to our business.

Dividends

We do not have a stated dividend policy and determine the amount of dividends to be recommended for approval by the shareholders on a year-by-year basis by reference to our earnings, cash flow, financial condition and other factors prevailing at the time. We have paid dividends in the past. Although we have no current intention to discontinue dividend payments, we cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased.

Owners of ADSs will be entitled to receive dividend payable in respect of the equity shares represented by such ADSs. Cash dividends in respect of the equity shares represented by the ADSs will be paid to the depositary in rupees and, will generally be converted by the depositary into U.S. dollars and distributed, net of depositary fees and expenses, to the holders of such ADSs.

Our Board of Directors at its meeting held on February 1, 2006 recommended a dividend of 125% of par value for fiscal 2005, subject to approval of our shareholders. Our shareholders approved a final dividend of Rs.2.50 ($0.05) per equity share at its Annual General Meeting held on June 21, 2006. We paid $6.5 million in dividends, including dividend tax on our equity shares in the year ended December 31, 2005. We also paid $3.1 million and $1.0 million towards dividend payouts on our equity shares in 2004 and 2003.

8.B. Significant Changes

In connection with the ongoing review of our tax liabilities relating to our international operations, which is in progress., we have reassessed our obligations for payroll and related taxes for 2001 to 2004. The determination of our tax liabilities relating to payroll, corporate taxes and the consequential interest and related expenses for fiscal years 2001 and 2002 have been finalized by the IRS. As a result, we have restated our financial statements for the years ended December 31, 2003 and 2004 and the balance sheet as of December 31, 2005  for the additional liability arising on account of this final determination which for accounting purposes constitutes the correction of an error. We have also reassessed our obligations for corporate taxes, payroll and related taxes, interest and related expenses for  the year ended December 31, 2001 to 2005. This revision, representing changes in estimates, is expected to result in an additional charge of approximately $13.1 million in our financial statements for the year ending December 31, 2006. Additionally, consequential interest and deferred tax charge in an amount of $4.5 million would be accrued and shall be accounted in our financial statements for the year ending December 31, 2006. See Notes  3.1.2 and 27.1.1 to our consolidated financial statements for the year ended December 31, 2005.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Our equity shares have been listed and traded on the Bombay Stock Exchange Limited, or BSE, and the National Stock Exchange of India Limited, or NSE,  since February 25, 2004. The prices for equity shares as quoted in the official list of each of the Indian Stock Exchanges are expressed in rupees. Our ADSs evidenced by American Depositary Receipts, or ADRs, are traded in the United States on the New York Stock Exchange, or NYSE. Our ADSs commenced trading on the NY SE on December 8, 2005. Each ADS represents two equity shares. The number of our outstanding equity shares (including the underlying shares for ADSs) as of December, 31, 2005 was 137,798,399. As of December 31, 2005, there were 7,906,250 ADSs outstanding (representing 15,812,500 equity shares).

The table below sets forth, for the periods indicated, the reported high and low quoted prices of our shares on the BSE, NSE and the NYSE: (source www.bseindia.com, www.nse-india.com www.ny.frb.org/markets/fxrates/noon/cfm, www.nyse.com)

	BSE		NSE		NYSE
	High $	Low $	High $	Low $	High $	Low $
2006
First Quarter	11.13	9.99	11.12	10.00	25.10	20.59
Second Quarter	10.00	6.39	9.95	6.36	20.87	13.94
2005
First Quarter	9.08	8.16	9.08	8.11	—	—
Second Quarter	8.72	7.49	8.73	7.55	—	—
Third Quarter	10.43	7.93	10.42	7.92	—	—
Fourth Quarter (NYSE beginning on December 8, 2005)	11.02	9.27	10.97	9.25	23.56	21.90
Full Year	11.02	7.25	10.97	7.30	—	—
2004
First Quarter (BSE and NSE beginning on February 25)	5.77	4.63	5.78	4.63	—	—
Second Quarter	5.64	4.58	5.65	4.58	—	—
Third Quarter	7.25	5.19	7.28	5.19	—	—
Fourth Quarter	9.37	7.82	9.38	7.81	—	—
Month ended
July 2006 (through July 13, 2006)	7.25	6.38	7.27	6.39	14.55	13.85
June 2006	7.66	6.39	7.65	6.36	15.70	13.94
May 2006	8.56	7.21	9.08	8.11	16.95	15.00
April 2006	10.23	8.36	10.17	8.36	20.87	16.14
March 2006	11.16	10.08	11.15	10.11	25.00	20.59
February 2006	11.06	10.50	11.08	10.49	25.10	23.10
January 2006	11.26	10.13	11.26	10.14	24.30	22.24

9.B. Plan of distribution

Not applicable.

9.C. Markets

Trading Practices and Procedures on the Indian Stock Exchanges

Stock Exchange Regulation

The stock exchanges in India are regulated by the Securities and Exchange Board of India, or SEBI, and the Ministry of Finance, Stock Exchange Division, the Government of India under the Securities Contracts (Regulation) Act, 1956, as amended, or the SCRA, and the Securities Contracts (Regulation) Rules, 1957, as amended, or the SCRR. The SCRR, together with the rules, bye-laws and regulations of the respective stock exchanges, regulate the recognition of stock exchanges, the qualifications for membership thereof and the manner in which contracts are entered into and enforced between members of such stock exchanges.

The Securities and Exchange Board of India Act, 1992, as amended, or the SEBI Act, granted SEBI powers to regulate the business of Indian securities markets, including stock exchanges and other financial intermediaries, promote and monitor self-regulatory organizations, prohibit fraudulent and unfair trade practices and insider trading, and regulate substantial acquisitions of shares and takeovers of companies.

SEBI has also issued guidelines concerning minimum disclosure requirements by public companies, rules and regulations concerning investor protection, buybacks of securities, employee stock option schemes, stockbrokers, merchant bankers, underwriters, mutual funds, foreign institutional investors, credit rating agencies and other capital market participants.

The SCRA has been amended to include derivatives of securities and units and any other instruments issued by any collective investment scheme to the investor in such scheme, in the definition of “securities”. Trading in index-linked futures, index-linked options, options on individual securities and futures on individual securities takes place on the Indian Stock Exchanges. SEBI has also set up a committee for the review of Indian securities laws, which has proposed a draft Securities Bill. The draft Securities Bill, if enacted in its present form may result in a substantial revision in the laws relating to securities of India.

The Companies (Amendment) Act of 2000 amended the Indian Companies Act and incorporated significant provisions relating to securities, options in securities and equity shares with differential rights. Further, the Indian Companies Act, as amended, has empowered SEBI to administer provisions in so far as they relate to the issue and transfer of securities, non payment of dividends in the case of listed public companies proposing to get their securities listed and to conduct inspection of a company’s records in respect of matters relating to the issue and transfer of securities. The power to prosecute the defaulting companies in compliance with the said matter has also been vested with SEBI. The Indian Companies Act has been amended to introduce significant changes such as allowing book building for public offerings of securities, buy back of securities, compulsory dematerialization of shares in an initial public offering of securities for a sum of Rs.100 million, issuance of sweat equity shares, provisions relating to corporate governance, making accounting standards issued by the Institute of Chartered Accountant in India mandatory and relaxing restrictions on inter-corporate investment and loans.

SEBI promulgated the Securities and Exchange Board of India (Central Listing Authority) Regulations, 2003 in February 2003 under which it established an independent self-regulatory authority called the Central Listing Authority. The Central Listing Authority has not commenced functioning as yet. The Central Listing Authority may, on application, grant letters of recommendations to companies, mutual funds or collective investment schemes for listing on any stock exchange and no stock exchange may consider a listing application unless it is accompanied by a letter of recommendation from the Central Listing Authority. The Central Listing Authority is also empowered to make recommendations to SEBI for amendments to listing requirements under the SCRA and the listing agreements. Further, the Central Listing Authority may provide suggestions to SEBI with respect to investor protection development, regulations of the securities market and disclosures to be made in the offer documents.

Public Issuance of Securities and Listing

Under the Indian Companies Act, a public offering of securities in India must be made by means of a prospectus, which must contain information specified in the Companies Act and the SEBI (Disclosure and Investor Protection) Guidelines, 2000, as amended, or the SEBI Guidelines, and be filed with the Registrar of Companies having jurisdiction over the place where a company’s registered office is situated. A company’s directors and promoters are subject to civil and criminal liability for misstatements in a prospectus. The Indian Companies Act also sets forth procedures for the acceptance of subscriptions and the allotment of securities among subscribers and establishes maximum commission rates for the sale of securities.

SEBI has issued detailed guidelines concerning disclosures and investor protection by public companies making a public offering of securities. The SEBI Guidelines permit companies to price freely their issues of securities.

The listing of securities on recognized Indian stock exchanges is regulated by the SCRR and the listing agreement of the respective stock exchange. Under the standard terms of stock exchange listing agreements, the governing body of each stock exchange is empowered to suspend trading of or dealing in a listed security for breach of an issuer’s obligations under such agreement, subject to such issuer receiving prior notice of the intent of the exchange. A listed company can be delisted under the provisions of SEBI (Delisting of Securities) Guidelines, 2003, which govern voluntary and compulsory delistings of shares of Indian companies from the stock exchanges. SEBI has the power to amend listing agreements and bye-laws of stock exchanges in India.

Pursuant to recent SEBI amendments to the listing agreements, with effect from May 1, 2006, listed Indian companies are required to ensure that the minimum level of public shareholding is 25% of the total issued shares of a particular class. However, companies which (i) have offered less than 25% (but at least 10%) of the total number of issued shares of a particular class at the time of their initial public offering under Rule 19(2)(b) of the SCRR, or (ii) have at least 20 million shares of a particular class listed and a market capitalization of Rs.10,000 million, are permitted to maintain their minimum public shareholding at 10%. Where the public shareholding in a company is less than 25% or 10%, as the case may be, the company is only permitted to dilute its public shareholding pursuant to certain extraordinary events with the prior approval of the concerned stock exchanges, as specified in the SEBI circular dated April 13, 2006. “Public shareholding” excludes shares held by promoters and the promoter group as well as shares held by custodians against which depository receipts have been issued overseas.

The standard listing agreements require an acquirer of a listed company’s shares to comply with the disclosure and tender offer requirements under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended, or the Takeover Code. For a brief discussion on the disclosure and tender offer requirements under the Takeover Code, see  “Item 10. Additional Information-Takeover Code” below. In addition, a listed company is subject to continuing disclosure requirements pursuant to the terms of its listing agreement with the relevant stock exchange, including the requirement to publish unaudited financial statements on a quarterly basis and to inform stock exchanges immediately of any price sensitive information.

The shareholders of a listed company and the company itself are also subject to certain disclosure requirements pursuant to the terms of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, as amended. Pursuant to such requirements, any person holding more than 5% equity shares or voting rights in any listed company must disclose to the company the number of equity shares or voting rights held by such person within four working days of (a) the receipt of intimation of allotment of equity shares or (b) the acquisition of equity shares or voting rights. Additionally, any change in such shareholding or voting rights in excess of 2% (even if such change results in the shareholding or voting rights falling below 5%) is required to be disclosed to the company within four working days of (a) the receipt of intimation of allotment of equity shares or (b) the acquisition or sale of equity shares or voting rights, as the case may be. The company is also required to disclose such information received from its shareholders within five days of the receipt of such information, to the stock exchanges on which the company’s equity shares are listed.

Indian Stock Exchanges

There are now 22 recognized stock exchanges in India, the majority of which has their own governing board for self-regulation. The major stock exchanges in India are the BSE and the NSE, which together account for a majority of trading volumes of securities in India. The BSE and NSE together dominate the stock exchanges in India in terms of number of listed companies, market capitalization and trading.

Beginning April 1, 2003, the stock exchanges in India operate on a trading day plus two, or T+2, rolling settlement system. At the end of the T+2 period, obligations are settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities. For example, trades executed on a Monday would typically be settled on a Wednesday. SEBI proposes to move to a T+1 settlement system. In order to contain the risk arising out of the transactions entered into by the members of various stock exchanges either on their own account or on behalf of their clients, the stock exchanges have designed risk management procedures, which include compulsory prescribed margins on the individual broker members, based on their outstanding exposure in the market, as well as stock-specific margins from the members.

To restrict abnormal price volatility, SEBI has instructed stock exchanges to apply the following price bands calculated at the previous day’s closing price (there are no restrictions on price movements of index stocks):

Market Wide Circuit Breakers:   Market wide circuit breakers are applied to the market for movement by 10%, 15% and 20% for two prescribed market indices: the BSE Sensex for the BSE and the Nifty for the NSE. If any of these circuit breaker thresholds are reached, trading in all equity and equity derivatives markets nationwide is halted.

Price Bands:   Price bands are circuit filters of 5% to 20% movements either up or down, and are applied to most securities traded in the markets, excluding securities included in the BSE Sensex and the NSE Nifty and derivatives products.

The National Stock Exchange of India Limited

The NSE was established by financial institutions and banks to provide nationwide on-line satellite linked screen-based trading facilities with market makers and electronic clearing and settlement for securities, including Government of India securities, debentures, public sector notes and units. Deliveries for trades executed “on-market” are exchanged through the National Securities Clearing Corporation Limited. Screen-based paperless trading and settlement is possible through the NSE from 303 cities in India as of May 31, 2006. The NSE commenced operations in the wholesale debt market and capital markets in 1994 and derivatives in 2000. The average daily traded value of the capital market segment rose to approximately Rs. 91.55 billion in May 2006. The NSE had 957 trading members as of June 30, 2006 and 11,564 registered sub-brokers in the capital market segment and the wholesale debt market segment as of June 30, 2006. As of June 30, 2006, 1,417 securities were available for trading on the capital markets (equities) segment of the NSE. The market capitalization of the NSE was approximately Rs. 26,126.39 billion as of May 2006.

The Bombay Stock Exchange Limited

The BSE, established in 1875, is the oldest stock exchange in India and has evolved over the years into its present status as the premier stock exchange of India. The BSE switched over to an on-line trading network in May 1995 and has expanded this network to over 421 cities in India. Derivatives trading commenced on the BSE in 2000. Retail trading in government securities commenced in June 2003. As of April 2006, the BSE had 883 members, comprising 180 individual members, 683 Indian companies and 20 Foreign Institutional Investors, or FIIs. On August 19, 2005 the BSE was incorporated as a company under the Indian Companies Act as The Bombay Stock Exchange Limited. Only a member of the BSE has the right to trade in the stocks listed on the BSE. As of April 2006, there were 4,796 listed companies trading on the BSE with an estimated total market capitalization of Rs. 32555.65 billion. The average daily turnover on the BSE was Rs. 48.60 billion in April 2006.

Trading on both the NSE and the BSE occurs Monday through Friday between 9:55 a.m. and 3:30 p.m.

Derivatives (Future and Options)

Trading in derivatives is governed by the SCRA and the SEBI Act. The SCRA was amended in February 2000 and derivative contracts were included within the term “securities”, as defined by the Securities Contracts Act. Trading in derivatives in India takes place either on separate and independent derivatives exchanges or a separate segment of an existing stock exchange. The derivative exchange or a derivative segment of a stock exchange functions as a self regulatory organization under the supervision of SEBI. Derivative products have been introduced a phased manner in India, started with futures contracts in June 2000 and index options, stock options and stock futures in June 2000 and July 2001, respectively.

Depositories

The National Securities Depository Limited and Central Depository Services (India) Limited are the two depositories that provide electronic depositories facilities for trading in equity and debt securities in India. SEBI mandates a company making a public or rights issue or an offer for sale to enter into an agreement with a depositary for dematerialization of securities already issued or proposed to be issued to the public or existing shareholders. SEBI has also provided that the issue and allotment of shares in initial public offerings and/or the trading of shares shall only be in electronic form.

Securities Transaction Tax

Pursuant to the Finance (No. 2) Act, 2004 and as amended by the Finance Act, 2005, a securities transaction tax is levied on taxable securities transactions, as specified below:

Taxable Securities Transaction	Rate	Payable by
Purchase of an equity share in a company or a unit of an equity oriented fund, where: (i) the transaction of such purchase is entered into in a recognized stock exchange: and (ii) the contract for the purchase of such share or unit is settled by the actual delivery or transfer of such share or unit	0.01%	Purchaser
Sale of an equity share in a company or a unit of an equity oriented fund, where: (i) the transaction of such sale is entered into in a recognized stock exchange; and (ii) the contract for the sale of such share or unit is settled by the actual delivery or transfer of such share or unit	0.01%	Seller
Sale of an equity share in a company or a unit of an equity oriented fund, where; (i) the transaction of such sale is entered into in a recognized stock exchange; and (ii) the contract for the sale of such share or unit is settled otherwise than by the actual delivery or transfer of such share or unit	0.02%	Seller
Sale of derivatives where the transaction of such sale is entered into on a recognized stock exchange	0.0133%	Seller

The responsibility for collection of the securities transaction tax lies with the stock exchange where the purchase of securities takes place.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

Governance Standards for Listed Companies

Many of the corporate governance standards set out in the NYSE Listed Company Manual do not apply to us as a “foreign private issuer.” Under the NYSE corporate governance standards, we need only (i) establish an independent audit committee that satisfies the requirements of Rule 303A.06 of the NYSE Listed Company Manual described in the following table; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide annual written affirmations to the NYSE with respect to our corporate governance practices (and provide interim written affirmations each time a change occurs to the board or any of our committees); and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by U.S. companies listed on the NYSE as required by Rule 303A.11 of the NYSE Listed Company Manual.

Indian corporate governance requirements for listed companies are contained in Clause 49 of the listing agreement that companies enter into with Indian stock exchanges. The following table sets out a brief, general summary of the significant differences between the corporate governance standards applicable to us under our listing agreements with the Indian Stock Exchanges and the requirements of standards relating to U.S. domestic companies listed on the NYSE.

Standard for NYSE-Listed Companies	Requirements under our Indian Listing Agreements
Director Independence

A majority of the board must consist of independent directors. Independence is defined by various criteria including the absence of a material relationship between the director and the listed company. For example, directors who are employees, are immediate family of an executive officer of the company or receive over $100,000 per year in direct compensation from the listed company are not independent. Directors who are employees of or otherwise affiliated through immediate family with the listed company’s independent auditor are also not independent. Determinations of independence are made by the board.

If the Chairman of the Board is an executive director then not less than 50 per cent of the board of directors should comprise of independent directors. If the Chairman of the board is a non-executive director, then at least one third of the board should comprise of independent directors.

Clause 49 of the listing agreement defines an ‘‘independent director’’ to mean a non-executive director who (i) apart from receiving director’s remuneration, does not have any material pecuniary relationship or transaction with the company, its promoters, its senior management, its holding company, its subsidiaries or its associates, which may affect the independence of the director; (ii) is not related to the promoters or does not occupy any management position at the board level or at one level below the board; (iii) has not been an executive of the company in the immediately preceding three financial years; (iv) is not a partner or an executive and has not been a partner or executive during the preceding 3 financial years, of the statutory audit firm or the internal audit firm that is associated with the company, or of the legal firm or consulting firm that has material association with the company; (v) is not a material supplier, service provider, customer, lessee, or lessor of the company and (vi) is not a substantial shareholder owning two per cent or more of the voting shares of the company.

The non-management directors must meet at regularly scheduled executive sessions without management.	There is no comparable requirement under Indian law.
Audit Committee

•  The audit committee must (i) be comprised entirely of independent directors; (ii) be directly responsible for the appointment, compensation, retention and oversight of any registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer, and each such registered public accounting firm must report directly to the audit committee; (iii) establish procedures for the receipt, retention and treatment of complaints with respect to accounting and auditing issues; (iv) establish procedures for the confidential, anonymous submission by employees of the listed issuer of concerns regarding questionable accounting or auditing matters (v) be authorized to engage independent counsel and other advisers it deems necessary in performing its duties; and (vi) be given sufficient funding by the board of directors to compensate the independent auditors and other advisors as well as for the payment of ordinary administrative expenses incurred by the committee that are necessary or appropriate in carrying out its duties.

The listing agreement requires that the role of the audit committee should include the following:

1.      To oversee the company’s financial reporting process and the disclosure of its financial information to ensure that the financial statements are correct, sufficient and credible.

2.      To recommend the appointment and removal of the external auditor to the board of directors, fix the audit fee and also approve of payment for any other services.

3.      To review with management the annual financial statements before submission to the Board, focusing primarily on any changes in accounting policies and practices, any major accounting entries involving estimates based on exercise of judgment by management, any qualifications in the draft audit report, any significant adjustments in the financial statements arising out of the audit, compliance with stock exchange and legal requirements concerning financial statements and any related party transactions.

4.      To review with the management the quarterly financial statements before submission to the board for approval.

5.      To review with the management, external and internal auditors, and the adequacy of internal control systems.

6.      To review the adequacy of the internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

7.      To discuss with internal auditors any significant findings and follow-up thereon.

8.      To review the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and report the matter to the Board.

9.      To discuss with external auditors before the audit commences, the nature and scope of audit as well as to conduct post-audit discussions to ascertain any area of concern.

10.   To examine the reasons for substantial defaults in payment to depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.

11.   To review the functioning of the whistle blower mechanism, if the same is in existence.

12.   To review the company’s financial and risk management policies.

In addition the audit committee is required to, inter alia, mandatorily review the following information:

1.      Management’s discussion and analysis of financial condition and results of operation;

2.      Statement of significant related party transactions, submitted by the management;

3.      Management letters or letters of internal control weaknesses issued by the statutory auditors;

4.      Internal audit reports relating to internal control weaknesses; and

5.      The appointment, removal and terms of remuneration of the chief internal auditor.

The audit committee must consist of at least three members, and each member must be independent within the meaning established by the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934.

Clause 49 requires that a qualified and independent audit committee should be set up, which has a minimum of three members. Two-thirds of its members should be independent directors and the chairman of the audit committee should be an independent director.

• The audit committee members must be financially literate or become financially literate within a reasonable period of their appointment to the audit committee.	The listing agreements require that all members of the audit committee should be financially literate and at least one member should have accounting or related financial management expertise.

•  Each listed company must have disclosed whether their board of directors has identified an audit committee financial expert (as defined under applicable rules of the SEC), and if not the reasons why the board has not done so.

•  The audit committee must have a written charter that addresses the committee’s purpose and responsibilities.

•  At a minimum, the committee’s purpose must be to assist the board in the oversight of the integrity of the company’s financial statements, the company’s compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence and the performance of the company’s internal audit function and independent auditors.

•  The duties and responsibilities of the audit committee include conducting a review of the independent auditing firm’s annual report describing the firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review or peer review of the firm and any steps taken to address such issues.

The audit committee is also to assess the auditor’s independence by reviewing all relationships between the company and its auditor. It must establish the company’s hiring guidelines for employees and former employees of the independent auditor.

The committee must also discuss the company’s annual audited financial statements and quarterly financial statements with management and the independent auditors, the company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, and policies with respect to risk assessment and risk management.

•  In addition to the role of the audit committee described above, the audit committee is required to have powers that include being able to investigate any activity within their terms of reference, seek information from any employee, obtain outside legal or other professional advice and secure attendance of outsiders with relevant expertise, if this is considered necessary.

Each listed company must have an internal audit function.	An Indian listed company should have an internal audit function.

•  The committee must also meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors and review with the independent auditor any audit problems or difficulties and management’s response.

•  The committee must report regularly to the board.

•  Clause 49 requires that the audit committee should meet at least four times in a year and not more than four months should lapse between two meetings. The audit committee may invite such executives as it considers appropriate, such as the head of the company’s finance function, to be present at its meetings but it may also meet without the presence of any executives of the company.

Compensation Committee

•  Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.

•  The committee must have a written charter that addresses its purpose and responsibilities.

•  These responsibilities include (i) reviewing and approving corporate goals and objectives relevant to CEO compensation; (ii) evaluating CEO performance and compensation in light of such goals and objectives for the CEO; (iii) based on such evaluation, reviewing and approving CEO compensation levels; (iv) recommending to the board non-CEO compensation, incentive compensation plans and equity-based plans; and (v) producing a report on executive compensation as required by the Securities and Exchange Commission to be included in the company’s annual proxy statement or annual report. The committee must also conduct an annual performance self-evaluation.

The listing agreement states that a company may set up a remuneration committee, which should comprise of at least three directors, all of whom should be non-executive directors, the chairman of this committee being an independent director.

The Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended, require that no employee stock options shall be offered unless the listed company constitutes a compensation committee consisting of a majority of independent directors. These guidelines define an “independent director” as a director of the company who is not a whole-time director and who is neither a promoter nor belongs to the promoter group.

Nominating/Corporate Governance Committee • Listed companies must have a nominating/ corporate governance committee composed entirely of independent board members.	There is no comparable provision under Indian law.

•  The committee must have a written charter that addresses its purpose and responsibilities, which include (i) identifying individuals qualified to become board members; (ii) selecting, or recommending that the board select, the director nominees for the next annual meeting of shareholders; (iii) developing and recommending to the board a set of corporate governance principles applicable to the company; (iv) overseeing the evaluation of the board and management; and (v) conducting an annual performance evaluation of the committee.

Equity-Compensation Plans
Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exceptions.

Section 79A of the Indian Companies Act requires that a company may issue sweat equity shares of a class of shares already issued if such issue is authorized by a special resolution passed by the company in general meeting.

The Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended, also require that a special resolution be passed by the shareholders of a company in general meeting to approve an employee stock option or stock purchase scheme.

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	Corporate governance requirements for listed companies in India are included in Clause 49 of the Indian listing agreements required to be entered into with the stock exchanges.
Code of Business Conduct and Ethics

All listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Clause 49 requires that the board shall lay down a code of conduct for all board members and senior management of a listed company. This code of conduct is required to be posted on the website of the company. Further, all board members and senior management personnel are required to affirm compliance with the code on an annual basis and the company’s annual report must contain a declaration to this effect signed by its chief executive officer.

10.A. Share Capital

Not applicable.

10.B. Memorandum and articles of association

General

The following description of our equity shares and the material provisions of our Articles of Association, or Articles, is only a summary and is qualified in its entirety by our Articles and Memorandum and by the provisions of the Indian Companies Act which governs our affairs, and other applicable provisions of Indian law.

Our authorized share capital consists of 250,000,000 equity shares with a par value of Rs. 2 each. As of June 16, 2006, 137,912,853 equity shares were issued and outstanding and fully paid. On August 30, 2003 we effected a one for two stock split in the form of a stock dividend. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. Substantially all of our equity shares are in non-physical form.

We use the following terms in our Articles:

•       NKP Group means Mr. Narendra K. Patni, certain of his family members, iSolutions Inc. and certain of their named entities and their respective permitted transferees and the depository bank;

•       GKP Group means Mr. Gajendra K. Patni and certain of his family members and their respective permitted transferees and the depository bank;

•       AKP Group means Mr. Ashok K. Patni and certain of his family members and their respective permitted transferees and the depository bank;

•       General Atlantic means General Atlantic Mauritius Limited its successors and permitted assigns and General Atlantic Group means General Atlantic and its permitted transferees and the depositary bank; and

•       For the purposes of this document, Significant Shareholder means each of these groups.

Registration number and the objects of the Company

Our company registration number is 11-020127. Under our Memorandum of Association, our main objects include, but are not limited to the following:

1.                To manufacture, purchase, sell or otherwise transfer, lease, import, export, hire, license, use, dispose off, operate, fabricate, construct, distribute, assemble, design, charter, acquire, market, recondition, work upon or otherwise, generally deal in any electronic, electrical, mechanical and electromechanical product, machine, apparatus, appliance, custom products, merchandise, systems, software procedures, peripheral products, computers, tabulators, data processing machines and systems and components thereof, electronic calculators, electric and electromechanical accounting systems, terminal products and systems, machines for registering data preparation, recording, perforating, tabulating, sorting, printing, typewriting products which possess an internal intelligence for recognizing and co-relating any type of data or information to be processed recognition and memory systems, optical scanning machine transmission lines, transmission equipment, terminals, copying, reproducing and distributing machines, check signing, protecting and disbursing equipment machines for facsimile reproduction, facsimile transmission and word processions facilities and accessories and devices of all kinds, and for all purposes and any products and component parts thereof or materials or articles used in connection therewith, and any-all other machinery, appliance, apparatus, devices, materials, substances, business firms and supplies, articles or things of a character similar or analogous to the foregoing, or any of them or connected therewith.

2.                To establish, maintain and conduct training schools, courses and programmes in connection with the use, purchase, sale, import, export, license, distribution, design, manufacture or rental of the aforesaid types of machines, apparatus, appliances, systems and merchandise and of the articles required in the use thereof or used in connection therewith.

3.                To carry on the business of developing, improving, designing, marketing, selling and licensing software and program-products of any and all description.

4.                To carry on the business of electricians, electrical, electronic engineers and manufacturers of and dealers in electrical, mechanical, chemical, optical and electronic machines, appliances and apparatus of every description.

5.                To carry on the business of consultants in computers, computer-oriented systems all branches of computer science, civil, electrical, electronic, mechanical, chemical, optical, metallurgical and all other branches of engineering.

6.                To carry on the business of consultancy services related to the preparation and maintenance of accounting, statistical, scientific or mathematical, information and reports, data conversion, data processing, programming, collecting, storing, processing and transmitting information and data of every kind and description, systems analysis and machine services for solving or aiding commercial, industrial, scientific and research problems and for all other related business.

7.                To carry on the business of advisers and consultants and collaborators on all matters and problems relating to the administration, organization, finance management, personnel, commencement or expansion of industry and business (including construction of plants and buildings production, purchases, sales marketing, advertisement, publicity, personnel export and import) and of institutions, concerns, bodies, associations (incorporated and unincorporated), departments and services of the government, public or local authorities, trusts, scientific research and development centres.

8.                To supply and provide, maintain and operate, design any engineering consultancy services applicable over the whole range of industry, trade, commerce and agriculture.

Board of Directors

Election

The Articles of Association provide that our board of directors shall be comprised of not less than three directors and not more than ten directors. Eight directors on the Board shall be appointed as follows:

•       three permanent directors nominated by each of the AKP Group, the GKP Group and the NKP Group so long as the relevant Group holds 5% or more of the equity shares;

•       one rotating director nominated by General Atlantic, so long as General Atlantic holds 5% or more of the equity shares; and

•       four non-permanent independent directors who will be appointed in accordance with our Articles for a term of three years and eligible for re-election by the shareholders at the annual general meeting.

Each director nominated by a Significant Shareholder shall hold office and may only be removed by that Significant Shareholder. Except in the event of the removal of a director for a breach of duty, fraud, bankruptcy or unless contrary to law, all the Significant Shareholders have agreed in the Articles that the independent directors shall not be removed except at a general meeting by the votes of shareholders (present and voting) holding not less than 51% of the equity shares, which includes the votes of at least three Significant Shareholders in a general meeting and except by a majority of the directors, which includes at least three nominee directors appointed by the Significant Shareholders.

General Atlantic is also entitled to nominate one of the members to each committee of the board of directors, including the Audit Committee, the Compensation Committee and such other committees, so long as General Atlantic holds 5% or more of the equity shares.

Notice and Quorum

Under the Articles, subject to Section 287 of the Indian Companies Act, the quorum for a meeting of the board of directors shall be the presence of at least four directors which must include at least one nominee director (or his or her alternate) of each of the AKP Group, the GKP Group, the NKP Group, and General Atlantic (unless the absent nominee director consents in writing to a quorum requirement being satisfied despite his or her absence). Provided that where at any time the number of interested directors exceeds or is equal to two-thirds of the total strength, the number of remaining directors, that is to say, the number of directors who are not interested, present at the meeting being not less than two, shall be the quorum during such time.

If a quorum is not present on the date the board meeting is convened, it shall automatically stand adjourned to a date 7 days after the original board meeting. The adjourned board meeting may be held on such other date and such other place as may be unanimously agreed by a nominee director of each of the AKP Group, the GKP Group, the NKP Group and General Atlantic. In the event of a quorum once again not being available at such an adjourned board meeting, the directors present shall constitute the quorum.

The Articles require that at least 15 clear days notice be provided for any board meeting unless a shorter notice period is agreed by a majority of the directors.

Under our Articles, Mr. Narendra K. Patni shall be the permanent Chairman of the Board. The Chairman shall preside at all board and shareholder meetings. In the absence of Mr. Narendra K. Patni at any meeting of the board, a General Atlantic nominee shall preside as Chairman. The Chairman has a casting vote in case of a tie. If for any reason Mr. Narendra K. Patni is unable to continue as the Chairman, the board shall appoint the Chairman.

Interested Directors

Interested directors are not allowed to take part in the discussion of, or vote on, any arrangement if the director is in any way, directly or indirectly, interested in the arrangement. In addition, a director is required to disclose the nature of his interest under Section 299 of the Indian Companies Act.

Under Section 297 of the Indian Companies Act, the consent of the board of directors is required where a director of the company or his relative, a firm in which such a director or relative is a partner, any other partner in such a firm, or a private company of which the directors is a member or director, for certain contracts with the company.

Qualifying Shares

Our directors are not required to hold any of our equity shares to be qualified to serve on the board of directors.

Borrowing Powers

Our directors shall not, except with the consent of the shareholders in a general meeting, borrow moneys, where the moneys to be borrowed together with the moneys already borrowed by the company (apart from temporary loans obtained from the company’s bankers in the ordinary course of business) will exceed the aggregate of our paid up capital and the aggregate of all free reserves.

Director Compensation

The board of directors is entitled to set its remuneration subject to maximum limits prescribed by Indian law and our Articles. If the number of interested directors exceeds the quorum requirement for board meetings, then the resolution to be passed would be subject to the approval of the shareholders at a general meeting. Normally any resolution of the board regarding an increase in director’s fees is subject to shareholder approval in a general meeting.

Rotation and Retirement

There is no age limit for retirement of our directors. Our Articles require two-thirds of our directors to retire by rotation, but they are eligible for re-election. One-third of the directors who are subject to retirement by rotation must retire at each annual general meeting but can be re -appointed at such annual general meeting. Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni as the respective nominees of the NKP Group, GKP Group and AKP Group are permanent directors according to our Articles in that capacity they are not required to retire by rotation like our other directors.

Dividends

Under the Indian Companies Act, the board of directors first recommends the payment of a dividend which is then declared by shareholders in a general meeting. However, the board of directors is not obligated to recommend a dividend. Under our Articles and the Indian Companies Act, our shareholders may, at the annual general meeting, declare a dividend in an amount less than that recommended by the board of directors, but they cannot increase the amount of the dividend.

In India, dividends generally are declared as a percentage of the par value of the company’s equity shares. The dividend recommended by the directors, if any, and subject to the limitations described above, is required to be distributed and paid to shareholders in proportion to the paid up value of their shares as on the record date that such dividend is payable within 30 days of the approval by the shareholders at the annual general meeting. Pursuant to the Articles, the directors have discretion to declare and pay interim dividends without shareholder approval. Under the Indian Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the annual general meeting or to his order or his banker’s order. No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of such shareholder’s shares is outstanding.

The Indian Companies Act provides that any dividends that remain unpaid or unclaimed after the 30-day period referred to above must be transferred to a special bank account. We transfer any dividends that remain unclaimed for seven years from the date of such transfer to an Investor Education and Protection Fund created by the Indian Government. The proceeds of such funds are utilized to promote investor’s awareness and protection of investors’ interests. Following such transfer, such unclaimed dividends cannot be claimed. Neither we nor such fund shall be liable in respect of amounts transferred to such fund.

Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of the previous fiscal years after providing for depreciation. Before declaring a dividend on its shares, a company is required under the Indian

Companies Act to transfer to its reserves, a minimum percentage of its profits for that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in such year. The Indian Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits, subject to the following conditions:

•       the rate of dividend to be declared may not exceed 10% of the company’s paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;

•       the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10% of its paid up capital or its free reserve, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

•       the balance of the reserves after withdrawal shall not fall below 15% of its paid up capital.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Indian Companies Act and our Articles permit us to distribute an amount transferred from the general reserve or surplus in our profit and loss account to shareholders in the form of bonus shares, which are similar to a stock dividend. The Indian Companies Act also permits the issue of bonus shares from a securities premium account. Bonus shares are distributed to shareholders in the proportion recommended by the board of directors. Shareholders of record on a fixed record date are entitled to receive such bonus shares. Any issue of bonus shares is subject to guidelines issued by the SEBI.

The SEBI guidelines prescribe that no company shall, pending conversion of convertible securities, issue any shares by way of bonus unless a similar benefit is extended to the holders of such convertible securities, through reservation of shares in proportion to such conversion. The bonus issue shall be made out of free reserves built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless partly paid-up shares, if any, are made fully paid-up. Further, for the issuance of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures. Further, a company should have sufficient reason to believe that it has no outstanding dues in respect of the payment of statutory dues of the employees such as contribution to a provident fund, gratuity and bonus. The issuance of bonus shares must be implemented within six months from the date of approval by the board of directors.

Consolidation and Subdivision of Shares

The Indian Companies Act and our Articles permit us to split or combine the par value of our shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive a split or combination.

Pre-emptive Rights and Issue of Additional Shares

The Indian Companies Act and our Articles give shareholders the pre-emptive right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a general meeting of the shareholders. This special resolution must be approved by a number of votes which is not less than three times the number of votes against the special resolution. The offer must include: (a) the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any person; and (b) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted it is deemed to have been declined. The board of directors is authorized to distribute any new shares not purchased by the pre-emptive rights holders in the manner that it deems most beneficial to the company.

Annual General Meeting of Shareholders

We must convene an annual general meeting of shareholders within 15 months of the previous annual general meeting or six months after the end of each fiscal year, whichever is earlier, and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. Written notice setting out the agenda of meeting must be given at least 21 clear days prior to the date of general meeting to the shareholders of record. A general meeting may be called after providing a shorter notice if consent is received from all shareholders entitled to vote, in the case of an annual general meeting, and from shareholders holding not less than 95% of the paid-up capital of the company in case of any other general meeting. Shareholders who are registered as such on the date of the general meeting are entitled to attend and vote at the meeting.

The annual general meeting of shareholders must be held at our registered office or at another place within the city in which our registered office is situated. Meetings other than annual general meetings may be held at any other place if so determined by the board of directors.

Quorum

Our Articles provide that a quorum of a general meeting is at least five shareholders present in person or by proxy, who shall include at least one of the duly authorized representatives of General Atlantic, the NKP Group, the GKP Group and the AKP Group. If a quorum is not present on the date the general meeting is convened, it shall be adjourned to a date 15 days after the original meeting and the shareholders who are present at the adjourned meeting shall constitute the quorum.

Voting Rights

At any general meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs. 50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders.

Any shareholder may appoint a proxy. The instrument appointing a proxy must be delivered to us at least 48 hours prior to the meeting. A proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll.

Ordinary resolutions may be passed by a simple majority of those present and voting at any general meeting for which the required period of notice has been given. However, specified resolutions such as amendments to the Articles and the Memorandum, commencement of a new line of business, the waiver of the pre-emptive rights for the issue of any new shares and a reduction of share capital, require that votes cast in favor of the resolution, whether by show of hands or poll, are not less than three times the number of votes, if any, cast against the resolution by members so entitled and voting.

Further, the Indian Companies Act requires certain resolutions such as those listed below to be voted on only by a postal ballot:

•       amendments of the memorandum of association to alter the objects of the company and to change the registered office of the company under section 146 of the Indian Companies Act;

•       the issuance of shares with deferential rights with respect to voting, dividend or other provisions of the Indian Companies Act;

•       the sale of the whole or substantially the whole of an undertaking or facilities of the company;

•       providing loans, extending guarantees or providing a security in excess of the limits allowed under section 372A of the Indian Companies Act;

•       varying the rights of the holders of any class of shares or debentures;

•       the election of a director by a minority shareholder; and

•       the buy-back of shares.

While the Indian Companies Act permits a company to issue shares with differential rights as to dividend, voting or otherwise, it may do so subject to certain conditions and other regulations, some of which are:

•       the company should have distributable profits (as specified under the Indian Companies Act) for a period of three financial years;

•       the shares with differential voting rights shall not be in excess of 25% of the entire paid-up share capital; and

•       the voting rights of existing shares cannot be altered.

Our Articles permit the issuance of shares with differential voting rights.

Our Articles require that certain shareholders ensure that they do not vote for any resolution to vary or modify the terms of appointment of Mr. Ashok K. Patni and Mr. Gajendra K. Patni. The shareholders referred to in this provision are limited to General Atlantic, the AKP Group, the GKP Group and the NKP Group and any of their permitted transferees, permitted assigns or affiliates (as such terms are defined in the Articles).

Register of Shareholders; Record Dates; Transfer of Shares

We are required to maintain a register of shareholders at our registered office. The register and index of beneficial owners maintained by a depositary under the Depositories Act, 1996 is deemed to be an index of members and register and index of debenture holders. We recognize as shareholders only those persons who appear on our register of shareholders and do not recognize any person holding any share or part of it upon any trust, express, implied or constructive, except as permitted by law. In the case of shares held in physical form, we register transfer of shares on the register of shareholders upon receiving the share transfer form duly complete in all respects accompanied by a share certificate or if there is no certificate, the letter of allotment in respect of shares to be transferred together with duly stamped transfer forms. In respect of electronic transfers, the depositary transfers shares by entering the name of the purchaser in its books as the beneficial owner of the shares. We then enter the name of the depositary in our records as the registered owner of the shares. The beneficial owner is entitled to all the rights and benefits as well as the liabilities with respect to the shares that are held by the depositary.

For the purposes of determining the shareholders, the register may be closed for periods not exceeding 45 days in any one year or 30 days at any one time. Under the listing agreements of the Indian Stock Exchanges, we may, upon at least 15 days’ advance notice to such stock exchanges, set a record date and/or close the register of shareholders.

Transfer of Shares

Shares held through depositories are transferred in the form of book entries or in electronic form in accordance with regulations specified by SEBI. These regulations provide the regime for the functioning of the depositories and the participants and set forth the manner in which the records are to be kept and maintained and the safeguards to be followed in this system. Transfers of beneficial ownerships of shares held through a depositary are exempt from stamp duty. We have entered into an agreement for such depositary services with National Securities Depository Limited and the Central Depository Services ‘India’ Limited.

The shares of an Indian public company are freely transferable, subject to the provision of the Indian Companies Act pursuant to which if a transfer of shares contravenes SEBI’s rules or regulations or the Sick Industrial Companies (Special Provisions) Act, 1985 or any other similar law, the Company Law Board (which is expected to be replaced by the National Company Law Tribunal) may, on an application made by the company, the depositary participant, a depositary incorporated in India, an investor or SEBI, direct a rectification of the register of records. If a company without sufficient cause refused to register a transfer of shares within two months from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the Company Law Board seeking to register the transfer of shares.

Pursuant to listing agreements with the Indian Stock Exchanges, in the event a company has not effected the transfer of shares within one month or where the company has failed to communicate to the transferee any valid objection to the transfer within the stipulated time period of one month, the company is required to compensate the aggrieved party for the opportunity losses caused during the period of delay.

Our Articles provide for certain restrictions on the transfer of shares, including granting power to the board of directors to refuse to register or acknowledge transfer of shares or other securities issued by the company. However, to the extent that the provisions of the Articles are in conflict with any of the provisions of the Indian Companies Act, the Indian Companies Act shall prevail.

Disclosure of Ownership Interest

Section 187C of the Indian Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the holder of record and the holder of record to declare details of the beneficial owner. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner or any hypothecation by the registered owner of any equity share shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure by a person to comply with section 187C will not affect the company’s obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares in respect of which the declaration has not been made. While it is unclear under Indian law whether section 187C applies to holders of ADSs, investors who exchange ADSs for underlying equity shares will be subject to the requirements of section 187C. Additionally, holders of ADSs may be required to comply with the notification and disclosure obligations pursuant to the provisions of the deposit agreement entered into by such holders, the company and the depositary.

Any investor who fails to comply with these requirements may be liable for a fine up to Rs. 1,000 for each day such failure continues. Additionally, if we fail to comply with the provisions of section 187C, then we may be liable for a fine of up to Rs. 100 for each day the default continues.

Audit and Annual Report

A public limited company’s audited financial statements, the directors’ report and the auditors’ report must be approved at the annual general meeting, These documents also include certain other financial information, a report on corporate governance and a section on management’s discussion and analysis. These documents need to be made available for inspection at the company’s registered office during normal working hours for 21 days prior to the annual general meeting.

Under the Indian Companies Act, a company must file the above documents with the Registrar of Companies within 30 days after the date of the annual general meeting. Under the listing agreement, copies of the statutory and director’s annual reports, balance sheets and profit and loss accounts and other special reports are required to be sent to the stock exchanges as soon as they are issued. A company is also required to file with the stock exchanges its shareholding pattern on a quarterly basis, within 15 days from the end of the quarter. The listing agreement also requires companies to furnish to the stock exchange unaudited quarterly and semi-annual financial results of operations and publish such information in at least one English language newspaper.

Liquidation Rights

Subject to the rights of creditors, employees and the holders of any shares entitled by their terms to preferential repayment over the equity shares, if any, in the event of our winding-up, the holders of the equity shares are entitled to be repaid the amount of paid up capital or credited as paid up on those equity shares. All surplus assets after payments to the employees, statutory creditors, secured and unsecured creditors and holders of any preference shares shall be paid to holders of equity shares in proportion to the amount paid up on such shares at the commencement of the winding-up.

Buy-back

Under the Indian Companies Act and the SEBI (Buyback of Securities) Regulations, 1998, as amended, a company may buy its equity shares out of its distributable reserves or securities premium account or the proceeds of any equity shares or other specified securities. No buy-back of any kind of shares or other specified securities can be made out of the proceeds of an earlier issue of the same kind of securities. If such buy-back constitutes more than 10% of the total paid-up equity capital and free reserves of the company, it shall require the approval of at least 75% of the shareholders present and voting at a general meeting of shareholders of such company. A board resolution will constitute sufficient corporate authorization for a buy-back within the above limit. A company cannot buy-back shares representing more than 25% of its paid-up equity capital in a single financial year. Further, the total consideration for the buy-back cannot exceed 25% of the paid-up capital and free reserves of a company.

A company is not permitted to make any further issue (including a rights issue) of the same kind of equity shares within a period of six months of such buy-back, except by way of a bonus issue or in discharge of its existing obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into equity.

The buy-back may be (a) from the existing security holders on a proportionate basis through a tender offer; (b) from the open market through (i) a book-building process or (ii) the stock exchange; (c) from odd-lot holders or (d) by purchasing the securities issued to the employees pursuant to a stock option plan or similar scheme. Buy-backs through negotiated deals, whether on a stock exchange or through spot transactions or through any other private arrangements, are not permitted.

Any ADS holder may participate in a company’s purchase of its own shares by withdrawing its ADSs from the depositary facility, acquiring equity shares upon the withdrawal and selling such shares back to the company. We cannot guarantee that equity shares offered by an ADS investor in any buy-back of shares by us will be accepted by us. The regulatory approvals required for ADS holders to participate in a buy-back are not entirely clear, and ADS investors are advised to consult their legal advisors for advise prior to participating in any buy-back of share by us, including advice related to any related regulatory approvals and tax issues.

Alteration of Shareholder Rights

Under the Indian Companies Act, and subject to the provisions of the articles of association of a company and the relevant rules as issued by the Department of Company Affairs, the rights of any class of shareholders can be altered or varied (i) with the consent in writing of the holders of not less than three-fourths of the issued shares of that class; or (ii) by the special resolution passed at a separate meeting of the holders of the issued shares of that class. In the absence of any such provision in the articles, such alteration or variation is permitted as long as it is not prohibited by the agreement governing the issuance of the shares of that class. Under the Indian Companies Act, the articles may be amended by a special resolution of the shareholders.

Our Articles can be amended if shareholders holding not less than 75% of the equity shares (who are entitled to vote) cast votes in favor of each such amendment of the Articles and which shall include the favorable votes of each of the AKP Group, the GKP Group, the NKP Group and General Atlantic, so long as each of the respective groups hold at least 10% of the equity shares and vote on each amendment(s).

Limitation on the Rights to Own Securities

The limitation on the rights to own securities of Indian companies, including the rights of non-resident or foreign shareholders to hold securities, are discussed below in “Item 10. Additional Information—Exchange Controls”.

Takeover Code

Upon conversion of ADSs into equity shares, a holder of such shares will be subject to the mandatory bid obligations under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended, or the Takeover Code, which prescribes certain thresholds or trigger points that give rise to these obligations.

Certain important provisions of the Takeover Code are as follows:

•       Any acquirer (meaning a person who, directly or indirectly, acquires or agrees to acquire equity shares or voting rights in a company, either by himself or with any person acting in concert) who acquires equity shares or voting rights that would entitle him to more than 5%, 10%, 14%, 54% or 74% of the equity shares or voting rights in a company (together with the company’s equity shares or voting rights, if any, already held by him) is required to disclose the aggregate of his equity shareholding or voting rights in that company to the company (which in turn is required to disclose the same to each of the stock exchanges on which the company’s equity shares are listed) and to each of the stock exchanges on which the company’s equity shares are listed within two days of (a) the receipt of allotment information; or (b) the acquisition of equity shares or voting rights, as the case may be.

•       A person who holds 15% or more of the equity shares or voting rights in any company is required to disclose any purchase or sale representing 2% or more of the equity shares or voting rights of that company to that company and the stock exchanges on which the company’s equity shares are listed within two days of the purchase or sale. In addition, every person who holds more than 15% shares or voting rights in any company is also required to make annual disclosure of his holdings to that company (which in turn is required to disclose the same to each of the stock exchanges on which the company’s equity shares are listed).

•       Promoters or persons in control of a company are also required to make annual disclosure of their holding in the same manner. The company is also required to make annual disclosure of holdings of its promoters or persons in control to each of the stock exchanges on which its equity shares are listed.

•       An acquirer cannot acquire equity shares or voting rights which (taken together with existing equity shares or voting rights, if any, held by him or by persons acting in concert with him) would entitle such acquirer to exercise 15% or more of the voting rights in a company, unless such acquirer makes a public announcement offering to acquire a further minimum of 20% of the voting capital of the company at a price not lower than the price determined in accordance with the Takeover Code. A copy of the public announcement is required to be delivered, on the date on which such announcement is published, to SEBI, the company and the stock exchanges on which the company’s equity shares are listed.

•       No acquirer who, together with persons acting in concert with him, has acquired, in accordance with law, 15% or more but less than 55% of the shares or voting rights in a company, shall acquire, either by himself or through or with persons acting in concert with him, additional shares or voting rights that would entitle him to exercise more than 5% of the voting rights in any financial year ending March 31, unless such acquirer makes a public announcement offering to acquire a further minimum of 20% of the voting capital of the company at a price not lower than the price determined in accordance with the Takeover Code.

•       No acquirer who, together with persons acting in concert with him holds, 55% or more but less than 75% (or less than 90% in the case of companies that listed their shares by making an offer in terms of Rule 19(2)(b) of the SCRR) of the shares or voting rights in a target company shall acquire, either by himself or through persons acting in concert with him, any additional shares or voting rights unless such acquirer makes a public announcement offering to acquire a minimum of 20% of the voting capital of the company at a price not lower than the price determined in accordance with the Takeover Code.

•       Where an acquirer, who together with persons acting in concert with him, has acquired, in accordance with law, 55% or more but less than 75% (or less than 90% in the case of companies that listed their shares by making an offer in terms of Rule 19(2)(b) of the SCRR) of the shares or voting rights in a target company, wishes to consolidate his holding while ensuring that the public shareholding in the target company does not fall below the minimum level permitted by the listing agreement, he may do so only by making a public announcement offering to acquire (a) 20% of the company’s voting capital, or (b) such other lesser percentage of voting capital of the company as would, assuming full subscription to the offer, enable the acquirer, together with persons acting in concert with him, to increase his holding to the maximum level possible that is consistent with the company meeting the minimum public shareholding requirements set forth in the listing agreement between the company and the applicable stock exchange.

•       If the acquisition made in pursuance of a public offer results in the public shareholding in the target company being reduced to a level below the limits specified in the listing agreement between the company and the applicable stock exchange, the acquirer shall take necessary steps to facilitate compliance of the company with the relevant provisions of the listing agreement, within the time period mentioned therein,

•       In addition, regardless of whether there has been any acquisition of equity shares or voting rights in a company, an acquirer cannot directly or indirectly acquire control over a company (for example, by way of acquiring the right to appoint a majority of the directors or to control the management or the policy decisions of the company) unless such acquirer makes a public announcement offering to acquire a minimum of 20% of the voting capital of the company. In addition, the Takeover Code introduces the “chain principle” by which the acquisition of a holding company will obligate the acquirer to make a public offer to the shareholders of each subsidiary company which is listed.

The Takeover Code sets out the contents of the required public announcements as well as the minimum offer price.

The Takeover Code permits conditional offers as well as the acquisition and subsequent delisting of all shares of a company and provides specific guidelines for the gradual acquisition of shares or voting rights. Specific obligations of the acquirer and the board of directors of the target company in the offer process have also been set out. Acquirers making a public offer are also required to deposit in an escrow account a percentage of the total consideration which amount will be forfeited in the event that the acquirer does not fulfill his obligations.

Subject to certain conditions, the Takeover Code exempts certain specified acquisitions from the requirement of making a public offer, including, among others, the acquisition of equity shares (1) by allotment in a public issue or a rights issue, (2) by underwriters pursuant to an underwriting agreement and (3) by registered stockbrokers in the ordinary course of business on behalf of clients.

Provisions on Changes in Capital

Our authorized capital can be altered by an ordinary resolution of the shareholders in a general meeting. The additional issue of equity shares is subject to the pre-emptive rights of the shareholders. In addition, a company may increase its share capital, consolidate its share capital into shares of larger face value than its existing shares or sub-divided its shares by reducing their par value, subject to an ordinary resolution of the shareholders in a general meeting.

Discriminatory Provisions in the Articles

There are no provisions in our Articles discriminating against any existing or prospective shareholder as a result of such shareholder owning a substantial number of shares.

10.C. Material Contracts

Other than described elsewhere in the document herein, we have not entered into any material contracts in the two years preceding the date of this Annual Report, other than contracts entered into in the ordinary course of business.

10.D. Exchange Controls

The subscription, purchase and sale of shares of an Indian company are governed by various Indian laws restricting the issuance of shares by the company to non-residents or subsequent transfer of shares by or to non-residents. These restrictions have been relaxed in recent years. Set forth below is a summary of various forms of investment, and the restrictions applicable to each, including the requirements under Indian law applicable to this issuance of ADSs.

Foreign Direct Investment

Issuances by the Company

Over a period of time, the Government of India has relaxed the restrictions on foreign investment. Subject to certain conditions, under current regulations, foreign direct investment in most industry sectors does not require prior approval of the Foreign Investment Promotion Board or the Reserve Bank of India, if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements and ownership restrictions based on the nature of the foreign investor. Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment of up to 100% of our share capital is currently permitted in the IT industry.

Subsequent Transfers

Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. As a result, for a transfer between a resident and a non-resident of securities of an Indian company in the IT sector, such as ours, no prior approval of either the RBI or the Government of India is required, as long as certain conditions are met. These conditions include compliance, as applicable, with pricing guidelines, the Takeover Code, and the ownership restrictions based on the nature of the foreign investor. If a sale or purchase is conducted on a stock exchange at prevailing market prices, the pricing guidelines will be deemed satisfied. For off-market, negotiated transactions, the guidelines require a transaction price based on the prevailing market price.

Transfers between two non-residents by way of sale or gifts are not subject to RBI approvals or pricing restrictions.

Portfolio Investment by Non-Resident Indians

Investments by persons of Indian nationality or origin residing outside of India, or Non Resident Indians (NRIs), or registered Foreign Institutional Investors, or FIIs, made through a stock exchange are known as portfolio investments, or Portfolio Investments.

NRIs are permitted to make Portfolio Investments on favorable tax and other terms under India’s Portfolio Investment Scheme. Under the scheme, an NRI can purchase up to 5% of the paid up value of the shares issued by a company, subject to the condition that the aggregate paid up value of shares purchased by all NRIs does not exceed 10% of the paid up capital of the company. In addition to Portfolio Investments in Indian companies, NRIs may also make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.

This limit may be increased up to 24% by an Indian company by passing a special resolution of its members. We have not obtained shareholder approval for our equity shares to be owned by the NRIs beyond the aforesaid 10% limit.

Overseas corporate bodies (OCBs) controlled by NRIs, or OCBs, were previously permitted to invest on favorable terms under the Portfolio Investment Scheme. The RBI no longer recognizes OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.

Investment by Foreign Institutional Investors

Currently, FIIs such as pension funds, investment trusts, and asset management companies, are eligible to make Portfolio Investments on favorable terms in all the securities traded on the primary and secondary markets in India. Investment by FIIs in certain sectors is prohibited.

SEBI regulations provide that no single FII may hold more than 10% of a company’s total equity shares.

In most cases, under SEBI and the RBI regulations, unless stockholder approval has been obtained, FIIs in aggregate may hold no more than 24% of an Indian company’s equity shares. We have not obtained shareholder approval for our equity shares to be owned by FIIs beyond the aforesaid 24% limit.

There is uncertainty under Indian law about the tax regime applicable to FIIs that hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisers about the relationship between the FII guidelines and the ADSs and any equity shares withdrawn upon surrender of the ADSs.

ADSs

Issue of ADSs

Subject to the fulfillment of certain conditions, including compliance with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, or the 1993 Regulations, as amended from time to time, Indian companies issuing ADSs are not required to obtain the prior approval of the Ministry of Finance or the Reserve Bank of India. The 1993 Regulations are distinct from other policies described in this section relating to investments in Indian companies by foreign investors.

Fungibility of ADSs and Sponsored ADR Schemes

In March 2001, the RBI amended the Foreign Exchange Management (Transfer or Issue of Securities by a Person Resident Outside India) Regulations, 2000 and established two alternative methods to allow equity shares to be converted into and sold as ADSs.

First, a registered broker in India can purchase shares of an Indian company that has issued ADSs on behalf of a person resident outside India, for the purposes of converting the shares into ADSs. However, such conversion of equity shares into ADSs is possible only if the following conditions are satisfied:

•       the shares are purchased on a recognized stock exchange;

•       the shares are purchased with the permission of the custodian to the ADS offering of the Indian company and are deposited with the custodian;

•       the shares so purchased for conversion into ADSs do not exceed the number of shares that have been released by the custodian pursuant to conversions of ADSs into equity shares under the deposit agreement; and

•       the non-resident investor, broker, the custodian and the overseas depositary comply with the provisions of the 1993 Regulations and any related guidelines issued thereunder from time to time.

Further, the RBI requires the domestic custodian to ensure compliance with the RBI guidelines, to file reports with the RBI from time to time and to perform the following functions:

•       monitor the reissuance of ADSs and provide a certificate to the RBI and the SEBI stating that the sectoral caps for foreign investment in the relevant company have not been breached;

•       monitor the total number of ADSs that have been converted into underlying shares by non-resident investors;

•       liaise with the company to ensure that the sectoral cap on foreign investment in the relevant company, if any, is not being breached; and

•       file a monthly report about the ADS transactions under the two-way fungibility arrangement with the RBI and the SEBI.

By notification dated November 23, 2002, the RBI has permitted Indian companies to sponsor the issuance of ADSs through an overseas depositary against underlying shares accepted from holders of its shares in India for offering outside of India. The sponsored issue of ADSs is possible only if the following conditions are satisfied:

•       the facility to sell the shares should be available pari passu to all categories of shareholders;

•       the sponsoring company whose shareholders propose to divest existing shares in the overseas market through the issue of ADSs should give an option to all its shareholders indicating the number of shares to be divested and the mechanism of determining the price under the ADS norms.

If the shares offered for divestment are more than the pre-specified number to be divested, the shares would be accepted from the existing shareholders in proportion to their existing shareholdings;

•       the offering may require the approval of FIPB for foreign equity induction through offer of existing shares under the ADS route;

•       the proposal for divestment of the shares be approved by a special resolution of the shareholders of the Indian company in a general meeting;

•       the proceeds of the ADR issue raised outside India shall be repatriated into India within a period of one month from the closure of the issue; and

•       the issue-related expenses in relation to the public issue of ADSs under this scheme is subject to a ceiling of 7% of the issue size in the case of public issues and 2% of the issue size in the case of private placements. The issue related expenses include underwriting commissions, lead managers’ charges, legal expenses and reimbursable expenses. The issue expenses shall be passed on to the shareholders participating in the sponsored issue on a pro rata basis.

The issuer is also required to furnish a report to the RBI specifying the details of the offering, including the amount raised through the offering, the number of ADSs issued, the underlying shares offered, the percentage of foreign equity in the issuer represented by the ADSs, details of issue parameters and details of repatriation within 30 days of such issue.

Transfer of ADSs and Surrender of ADSs

A person resident outside India may transfer the ADSs held in Indian companies to another person resident outside India without any permission. Other than mutual funds that may purchase ADSs subject to terms and conditions specified by the RBI, a person resident in India is not permitted to hold ADSs of an Indian company, except in connection with the exercise of stock options. An ADS holder is permitted to surrender the ADSs held by him in an Indian company and to receive the underlying equity shares under the terms of the deposit agreement.

Recent Development on ADS Issues

On August 31, 2005 the Government of India amended the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme to provide a pricing floor for Global Depositary Receipt (which includes ADSs) and Foreign Currency Convertible Bond issues. Under the new regulations, the offer price of the GDSs/ADSs cannot be less than the higher of the average of the weekly high and low of the closing prices of the shares as quoted on the BSE or the NSE during (a) the six months and (b) the two weeks immediately preceding the date that is 30 days prior to the date on which the shareholder meeting was held to consider the proposed issue.

10.E. Taxation

Indian Taxation

General

The following summary is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders or employees under Indian law for the acquisition, ownership and sale of ADSs and equity shares. This summary is based on the law and practice of the Indian Income-Tax Act, 1961, as amended or the Income-Tax Act, including the special tax regime contained in Sections 115AC and 115ACA of the Income-Tax Act read with the 1993 Regulations. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income-tax Act.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISORS WITH RESPECT TO INDIAN AND LOCAL TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

Levy of Income Tax

In India, tax is charged on the basis of the residential status of a person (under terms of the provisions of the Indian Income Tax Act) on his/her total income in the previous year, at the rates as specified in the Finance Act as applicable in the relevant assessment year. A period of 12 months commencing on the first day of April every year is referred to as an Assessment Year. Generally, the Previous Year means the financial year immediately preceding the Assessment Year. Tax is paid in the Assessment Year on income earned in the Previous Year. In general, in the case of a person who is “resident” in India in a previous year, his/her global income is subject to tax in India. In the case of a person who is “non-resident” in India, only the income that is received or deemed to be received in India or the income that accrues or arises or is deemed to accrue or arise to such person in India is subject to tax in India. In the case of a person who is “not ordinarily resident” in India, the income chargeable to tax is the same as persons who are resident and ordinarily resident except that the income which accrues or arises outside India is not included in his total income unless it is derived from a business controlled from India.

Residence

For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

182 days or more in a fiscal year

OR

60 days or more in that fiscal year if the person has been present in India for 365 days or more in the preceding four years.

However, where the person concerned is a person of Indian origin, or a person who has left India for employment outside India, the person will be considered a resident of India only when present in India for a period of 182 days in the previous year, even though the person has been present in India for 365 days or more in the preceding four years.
An Individual would be considered “not ordinarily resident” if he / she is resident in India in a particular Previous Year but has been a non-resident in India for a period of 9 out of 10 years before that year, OR has been present in India for 729 days or less in the 7 years previous to that year.

A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.

Taxation of Distributions

Currently dividend income is exempt from tax for all shareholders (whether resident in India or not). However, the company declaring/distributing dividends is required to pay, in addition to corporate tax, a tax on dividends distributed, called dividend distribution tax at the rate of 14.025% including a surcharge of 10% on the total amounts distributed as dividend and an education surcharge at the rate of 2% of such tax and surcharge.

Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

Taxation of Capital Gains

The following is a brief summary of capital gains taxation of non-resident holders and resident employees relating to the sale of ADSs and equity shares received upon conversion of ADSs. The relevant provisions are contained mainly in sections 45, 47(vii)(a), 115AC and 115ACA, of the Income-tax Act, in conjunction with the provisions of the 1993 Regulations.

Under the Income-tax Act, capital gains can be of two types, “long term capital gain” or “short term capital gain”. Normally, gains arising on the sale of capital assets held for more than 36 months are considered long term capital gains and gains arising on the sale of capital assets held for 36 months or less, are considered short term capital gains. However, gains arising from the sale of a capital asset, being shares held in a company for more than 12 months (measured from the date of advice by a depositary to a Custodian of the delivery of the shares in exchange for ADS) are considered long term capital gains. Gains arising from the sale of shares held for a period of twelve months or less are considered as short term capital gains.

Capital gains are taxed as follows:

•       Gains from a sale of ADSs outside India, by a non-resident to another non-resident are not taxable in India.

•       Conversion of the ADS into the underlying shares is not taxable in India.

Pursuant to Section 115AC of the Income-tax Act read with the provisions of the 1993 Regulations, long term capital gains realized on sale of ADSs (not covered above) will be subject to tax at the rate of 10% excluding the applicable general surcharge and education surcharge. Where the beneficial holder of the ADS is an individual the tax shall be increased by a 10 % general surcharge (if the total income is in excess of Rs. 1,000,000 during the previous year) and education surcharge of 2% on tax and general surcharge. Where the beneficial holder is a non-resident company, the above amount of tax shall be increased by a 2.5% general surcharge and education cess of 2%. This tax is levied in India by withholding the tax at the above rates.

Any income arising from the transfer of equity shares held as long term capital asset that is subject to securities transaction tax, which is effective from October 1, 2004, shall be exempt from long term capital gains tax. Any income arising from the transfer of equity shares held as a short term capital asset, that is subject to securities transaction tax (effective from October 1, 2004), shall be taxed at a rate of 10% plus a general surcharge of 10% for individuals having total income in excess of Rs. 1,000,000 during the previous year or 2.5% in case of foreign companies, and an additional education surcharge of 2% on tax and general surcharge.

The aforesaid tax rates with respect to capital gains may be reduced as per the provisions of the double tax avoidance agreements that India has signed with the home jurisdictions of the non-resident holders.

Pursuant to the changes introduced by the Finance Act, 2006, the corporate shareholders may be subject to a Minimum Alternate Tax (“MAT”). As per the Income-tax Act, if the tax payable by any company (including a foreign company) is less than 10 % of its book profits, it will be required to pay MAT which will be deemed to be 10.455% of such book profits, in case of a foreign company. Long term capital gains on the sale of listed securities are included in the definition of “book profits” for the purposes of calculating MAT.

Taxation of Business Income

The income from the transfer of shares held in an Indian company may be characterized as trading income, on the basis of various factors, including the purpose of the holding by the investor, period of holding, the manner and method of investment and transfer, etc. Where shares are held under an employee stock option scheme, it is unlikely that the income from transfer of these shares will be characterized as trading income.

Where the income is classified as trading or business income, and is found liable to tax in India, non-resident companies will be taxed in India on the net income at the rate of 40% increased by 2.5% surcharge and 2% education cess. Further, MAT will apply in such cases. Non-residents other than companies or residents will be taxed at 30% increased by 10% surcharge and 2% education cess, on trading or business income.

Securities Transaction Tax

The exemption for long term capital gains and the reduction of the rate on short term capital gains are applicable only if the sale or transfer of the equity shares takes place on a recognized stock exchange in India and the securities transaction tax or STT, is collected by the respective stock exchanges at the applicable rates on the transaction value. If a purchase or sale of equity shares which is settled by way of actual delivery or transfer of the equity share, STT will be levied at 0.125% on both the buyer and the seller of the equity share. For sales of equity shares which are otherwise settled than by way of delivery or transfer, STT will be levied at 0.025% on the seller of the equity share. The STT can be set-off against business income tax, in accordance with the provisions of the Income-tax Act, provided the gains on the transactions are taxed as business income and not as capital gains.

Mode of Computation of Capital Gain

Capital gains tax is  computed by applying the appropriate tax rate on the difference between the sale price and the purchase price of the capital asset. For the purpose of determining the amount of capital gains arising from the sale of shares, converted on surrender of the ADS, the cost of acquisition of such shares shall be prevailing price of shares at the Indian Stock Exchanges, on the date on which the depositary advises the Custodian of the release of such shares on such surrender of the ADS and not the acquisition cost of the ADS being exchanged. According to the 1993 Regulations, a non-resident holder’s holding period for the purpose of determining the applicable Indian capital gains tax rate relating to equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the Depositary to the custodian. However, the 1993 Regulations does not address this issue in the case of resident employees, and it is therefore unclear as to when the holding period for the purposes of determining capital gains tax commences for such a resident employee.

The 1993 Regulations provides that if the equity shares are sold on a recognized stock exchange in India against payment in Indian rupees, they will no longer be eligible for preferential tax treatment. It is unclear as to whether section 115AC and the 1993 Regulations are applicable to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon conversion of the ADSs. It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 40% excluding the applicable general surcharge of 2.5% and education surcharge of 2% in case of a foreign company, and 30%, excluding the applicable general surcharge and education surcharge, in case of resident and non-resident employees at the applicable slab rate (10%, 20% or 30%, as the case may be) and increased by a general surcharge of 10% for individuals having total income in excess of Rs. 1,000,000 plus additional education surcharge of 2% on tax and general surcharge. In case of persons other than individuals and companies, the rate of tax would be 30% increased by a 10% surcharge, and a 2% education cess.

Withholding tax on capital gains

Any taxable gain realized by a non-resident on the sale of ADSs or equity shares is to be withheld at the source by the buyer. However, as per the provisions of section 196D(2) of the Income-tax Act, no withholding tax is required to be deducted from any income by way of capital gains arising to Foreign Institutional Investors as defined in section 115AD of the Income-tax Act on the transfer of securities defined therein, where the investment is made under the FII regime.

Buy-back of securities

Indian companies are not subject to any tax on the buy-back of their shares from its shareholders in accordance with the provisions of Section 77A of the Companies Act, 1956. However, the shareholders will be taxed on any resulting gains. We would be required to deduct tax at source according to the capital gains tax liability of a non-resident shareholder.

Stamp Duty and Transfer Tax

Upon issuance of the equity shares underlying our ADSs, we will be required to pay a stamp duty of 0.1% per share of the issue price of the underlying equity shares. A transfer of ADSs is not subject to Indian stamp duty. However, in the event that a holder of ADS wishes to enforce its rights under the ADS, and bring the instrument into India for this purpose, the holder of ADS may be required to pay stamp duty on the ADS at the applicable rate. Shares must be traded in dematerialized form and the transfer of shares in dematerialized form is currently not subject to stamp duty.

Wealth Tax

The holding of the ADSs and the holding of underlying equity shares by resident and non-resident holders is not subject to Indian wealth tax. Non-resident holders are advised to consult their own tax advisors regarding this issue.

Gift Tax and Estate Duty

Currently, there are no gift taxes or estate duties applicable to the gifting or inheritance of ADSs or equity shares. However, these taxes and duties could be restored in the future. Non-resident holders are advised to consult their own tax advisors regarding this issue.

Service tax

Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 12%, excluding education cess of 2% on tax. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the government account.

U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. Federal income tax consequences of purchasing, owning and disposing of equity shares and ADSs. This discussion does not purport to be a comprehensive description of all of the U.S. tax considerations that may be relevant to a particular person’s decision to acquire the equity shares or ADSs including any state, local or non-U.S. tax consequences of the ownership of the equity shares or ADSs.

EACH HOLDER OF ADSs SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF EQUITY SHARES AND ADSs IN HIS OR HER PARTICULAR SITUATION.

This discussion applies to only to those investors that hold equity shares or ADSs as capital assets for U.S. tax purposes (generally, for investment). This section does not apply to holders that may be subject to special tax rules, including but not limited to:

•       a dealer in securities or currencies;

•       a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•       a bank, insurance company or other financial institution;

•       a tax-exempt organization;

•       a holder liable for alternative minimum tax;

•       a holder that actually or constructively owns 10% or more by voting power or value of our stock;

•       a holder that holds equity shares or ADSs as part of a straddle, hedging or conversion transaction; or

•       a U.S. holder whose functional currency is not the U.S. Dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations, published rulings and other administrative guidance of the U.S. Internal Revenue Service and court decisions, all as in effect on the date hereof. These laws are subject to change or different interpretation by the U.S. Internal Revenue Service or a court, possibly on a retroactive basis.

You are a “U.S. holder” if you are a beneficial owner of equity shares or ADSs and you are:

•       a citizen or resident individual of the United States;

•  a U.S. domestic corporation, or other entity treated as a domestic corporation for U.S. federal income tax purposes;

•  an estate whose income is subject to U.S. Federal income tax regardless of its source; or

•  a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

In addition, this discussion is limited to U.S. holders who are not resident in India for purposes of the DTAT between the United States and India.

If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the equity shares or ADSs, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of the equity shares or ADSs that is a partnership and partners in such a partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of the equity shares or ADSs.

A “non-U.S. holder” is a beneficial owner of equity shares or ADSs that is not a U.S. person for U.S. Federal income tax purposes.

For U.S. Federal income tax purposes, holders of ADSs will be treated as the owners of equity shares represented by such ADSs.

We believe that we will not be a passive foreign investment company, or PFIC, for U.S. Federal income tax purposes for the current taxable year. However, we cannot assure you that we will not be considered a PFIC in the current or future years. The determination whether or not we are a PFIC is a factual determination that is based on the types of income we earn and the value of our assets and cannot be made until the close of the applicable tax year. If we were currently or were to become a PFIC, U.S. holders of equity shares or ADSs would be subject to special rules and a variety of potentially adverse tax consequences under the Code.

Taxation of Dividends

U.S. Holders.   Subject to the PFIC rules referred to below, under the U.S. Federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes). You must include the amount of any Indian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. Dividends received by an individual taxpayer during taxable years beginning before January 1, 2009 will be taxed at a maximum rate of 15%, where certain holding period and other requirements are satisfied, if such dividends constitute qualified dividend income. Qualified dividend income includes dividends paid by a Qualified Foreign Corporation, and we believe that we are, and will continue to be, a Qualified Foreign Corporation. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holder of ADSs and intermediaries through whom such securities are held will be permitted to rely on certificates from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and equity shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances. Dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. Dollar value of the Indian rupee payments made, determined at the spot Indian rupee/U.S. Dollar exchange rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. Dollars. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. Dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. If we distribute non-cash property as a dividend, you generally will include in income an amount equal to the fair market value of the property, in U.S. Dollars, on the date that it is distributed. Subject to certain limitations, a U.S. holder may be entitled to a credit or deduction against its U.S. Federal income taxes for the amount of any Indian taxes that are withheld from dividend distributions made to such U.S. holders. The decision to claim either a credit or deduction must be made annually, and will apply to all foreign taxes paid by the U.S. holder to any foreign country or U.S. possession with respect to the applicable tax year.

A portion of dividends received may be income from United States sources, and the remainder will be income from non-United States sources, for U.S. foreign tax credit purposes under special U.S. Federal income tax rules, subject to various classifications and other limitations. The rules relating to computing foreign tax credits are complex. You should consult your own tax advisor to determine the foreign tax credit implications of owning equity shares or ADSs.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the equity shares and ADSs and thereafter as capital gain.

Non-U.S. Holders.   Dividends paid to non-U.S. holders generally will not be subject to U.S. income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder, and will not be subject to U.S. Federal withholding tax. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

U.S. Holders.   Subject to the PFIC rules referred to below, if you are a U.S. holder and you sell or otherwise dispose of your equity shares or ADSs, you will recognize capital gain or loss for U.S. Federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that you realize and your tax basis, determined in U.S. Dollars, in your equity shares or ADSs. Prior to January 1, 2009, capital gains of a non-corporate U.S. holder are generally taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations.

Pursuant to recently-enacted legislation, a penalty in the amount of $10,000 in the case of a natural person and $50,000 in any other case is imposed on any taxpayer that fails to timely disclose its participation in a “reportable transaction” (as defined in Section 6011 of the Code). A taxpayer that has participated in a “reportable transaction” during the tax year must attach a disclosure statement to its U.S. Federal income tax return. A “reportable transaction” includes a transaction generating a loss under Code Section 165 in excess of certain specified amounts (which amounts vary depending on several factors, including the status of the taxpayer as an individual, trust, partnership or corporation). Investment in equity shares or ADSs could be treated as a “reportable transaction” that must be disclosed on a U.S. holder’s U.S. Federal income tax return if the investment results in the taxpayer claiming a foreign currency loss on such tax return equal to or greater than the specified amount (e.g., $50,000 in the case of a taxpayer that is an individual or trust). Prospective purchasers are urged to consult their own tax advisors regarding the circumstances in which an investment in equity shares may result in a “reportable transaction” that is required to be disclosed to the IRS.

Non-U.S. Holders.   If you are a non-U.S. holder, you will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of your equity shares or ADSs unless:

•       the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis; or

•       you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

In the first case, the non-U.S. holder will be taxed in the same manner as a U.S. holder. In the second case, the non-U.S. holder will be subject to U.S. Federal income tax at a rate of 30% on the amount by which such the non-U.S. holder’s U.S.-source capital gains exceed such non-U.S. holder’s U.S.-source capital losses.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

PFIC Rules

We believe that our equity shares and ADSs will not be treated as stock of a PFIC for U.S. federal income tax purposes for the current tax year. The determination of whether or not we are a PFIC is a factual determination that cannot be made until the close of the applicable tax year and that is based on the types of income we earn and the value of our assets (including goodwill), both of which are subject to change. In calculating goodwill for this purpose, we will value our total assets based on the total market value, determined with reference to the then market price of the equity shares and ADSs, and will make determinations regarding the amount of this value allocable to goodwill. Because the determination of goodwill will be based on the market price of the equity shares and ADSs, it is subject to change. It is possible that the U.S. Internal Revenue Service may challenge our valuation of our assets (including goodwill), which may result in our being classified as a PFIC. Thus, it is possible that we may be or become a PFIC in the current or any future taxable year and we cannot assure you that we will not be considered a PFIC in any such tax year.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held the equity shares or ADSs:

•       at least 75% of our gross income for the taxable year is passive income; or

•       at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), the excess of gains over losses from certain types of transactions in commodities, annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•       any gain you realize on the sale or other disposition of your equity shares or ADSs; and

•       any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the equity shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the equity shares or ADSs).

Under these rules:

•       the gain or excess distribution will be allocated ratably over your holding period for the equity shares and ADSs;

•       the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•       the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•       the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own shares in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election in a timely fashion, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your equity shares and ADSs at the end of the taxable year over your adjusted basis in your equity shares and ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your equity shares and ADSs over the fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the equity shares and ADSs will be adjusted to reflect any such income or loss amounts.

We do not intend to furnish you with the information that you would need in order to make a “qualified electing fund” election to include your share of its income on a current basis.

If you own equity shares or ADSs during any year that we are a PFIC, you must file U.S. Internal Revenue Service Form 8621 that describes the distribution received on the equity shares or ADSs and the gain realized on the disposition of the equity shares or ADSs. The reduced tax rate for dividend income, discussed in “Taxation of Dividends,” is not applicable to dividends paid by a PFIC.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of equity shares or ADSs or the proceeds received on the sale, exchange or redemption of equity shares or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. holders other than certain exempt recipients, such as corporations, and backup withholding tax at the rate of 28% may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. holder’s U.S. Federal income tax returns.

Backup withholding is not an additional income tax, and the amount of any backup withholding from a payment to a U.S. holder will be allowed as credit against the U.S. holder’s U.S. Federal income tax liability provided that the appropriate returns are filed.

A Non-U.S. holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

10.F. Dividends and paying agents

Not applicable

10.G. Statement by experts

Not applicable

10.H. Documents on display

This report and other information filed or to be filed by us can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at:

Judiciary Plaza
100 F Street, N.E.
Public Reference Room
Washington, D.C. 20459

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Our periodic reports and other information may also be inspected at the offices of the New York Stock Exchange located at 20 Broad Street, New York, New York 10005.

Additionally, documents referred to in this Form 20-F may be inspected at our corporate office which is located at Akruti Softech Park, MIDC Cross Road No. 21, Andheri (E), Mumbai-400 093, India.

10.I. Subsidiary information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Market risk is the loss of future earnings, or reduction in fair value or future cash flows, that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, foreign currency exchange rates, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables.

Our exposure to market risk is a function of our revenue and expense generating activities in foreign currency, the activity of investment in securities and liquid mutual fund units and the results of our hedging strategies for foreign currency exposures. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.

Risk Management Procedures

We manage market risk through treasury operations. Our market risk objectives and policies are approved by our senior management and board of directors. The activities of treasury operations include management of cash resources and investment in securities and liquid mutual fund units, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies.

Components of Market Risk

Exchange Rate Risk.   Our exposure to market risk arises principally from exchange rate risk. We transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. The results of our operations can be adversely affected as the rupee fluctuates against the dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, payables and other foreign currency assets and liabilities.

We have sought to reduce the effect of exchange rate fluctuations on our operating results by entering into foreign exchange forward contracts. As of December 31, 2004, we had outstanding forward contracts of $103.0 million. As of December 31, 2005, we had outstanding forward contracts of $77.0 million. These contracts typically mature within twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these instruments only for hedging purposes. We may not purchase contracts adequate to insulate ourselves from all foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such contracts may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies.

Interest Rate Risk.   Our surplus cash resources are typically invested in liquid mutual fund units, units in other debt mutual funds in India, U.S. municipal bonds and sweep funds. These investments are exposed to interest rate risk whereby any increase in interest rates may decrease the fair value of the investments. We attempt to reduce this risk by investing in funds with shorter durations and by adequately diversifying our investments.

Fair Value.   The fair value of our market rate risk sensitive instruments approximates their carrying value.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Modification in the rights of security holders

None.

Use of proceeds

In our initial offering of our ADSs, completed on December 8, 2005,  we issued 6,156,250 ADSs, representing 12,312,500 equity shares of Rs.2 each, to an underwriting syndicate (including the underwriters’ over-allotment option of 1,031,250 ADSs representing 2,062,500 equity shares) at an initial offering price of US$20.34 per ADS pursuant to a registration statement filed on Form F-1 (File No.333-129771) with the SEC. The managing underwriters were Goldman Sachs (Asia) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and ABN AMRO Rothschild LLC. We received approximately US$117 million in net proceeds from the offering (after adjusting for direct expenses relating to the offering of ADSs of approximately US$8.2 million).

The gross proceeds from our ADS offering were US$125.2 million, out of which US$7.6 million was paid as underwriting and management consulting fees and US$0.6 million was paid for other expenses.

As of March 31, 2006, the entire US$117 million of the net proceeds of our ADS offering remained as cash and cash equivalents pending utilization.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Based on their evaluation as of December 31, 2005, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. See the certifications regarding disclosure controls and procedures set forth in Exhibits 12.1, 12.2, 13.1 and 13.2.

Our disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the objectives of the control system. As such, disclosure controls and procedures or internal control systems may not prevent all error and all fraud. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, at our Company have been detected.

During 2005, in connection with an ongoing review of certain tax aspects relating to our international operations by the tax authorities in the US, we have reassessed our obligations for payroll and related taxes for the years December 31, 2001, 2002 ,2003 and 2004. This reassessment related primarily to certain wages paid, and short-term fringe benefits given, to our employees when working outside of India, for which appropriate witholding taxes were not provided. Having evaluated the cause of the error, we have modified our payroll tax  review process and the related controls by employing individuals knowledgeable in the applicable tax laws to perform these functions.

During this evaluation and in the process of preparing our 2005 Annual Report on form 20- F, we also assessed that we had not recognized income taxes, interest and related expenses attributable to our  income tax returns with respect to our US branch tax returns for 2001 and 2002 for which we were unable to substantiate to the IRS that such returns were filed within 18 months from the respective due dates. In accordance with the regulations of the US Internal Revenue Service (“IRS”), this results in a disallowance of expenses claimed in the tax filings for the related periods, and other statutory interest and related expenses. Accordingly, due to inadequate documentation to support tax return positions, we have restated our financial statements for the years 2003 and 2004 and the balance sheet as of December 31, 2005. We see this event as one off rather than a failure in our internal controls structure as this documentation matter does not pertain to subsequent years. See Note 3.1.2 to our consolidated financial statements for further details. Having evaluated the cause of the error, we have further added a control process of  review by our senior management to ensure that proper documentation is maintained with respect to our income tax return filing.

The error discussed above has not changed our conclusion regarding the effectiveness of the design and operation of our disclosure controls and procedures, specially considering the fact that returns for the subsequent years were received timely by the IRS.

Changes in internal control over financial reporting

During the period covered by this Annual Report, there were no changes in our internal control over financial reporting, other than the items discussed above, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Mr. Arun Duggal (Chairman),  Mr. Pradip Shah and Mr. Louis T. van den Boog, each of whom is an independent director pursuant to the applicable rules of the Securities Exchange Commission and the NYSE. See “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined  Mr. Arun Duggal is an Audit Committee Financial Expert as defined in item 401(h) of Regulation S-K.

ITEM 16B. CODE OF ETHICS

We have adopted a code of business ethics applicable to our executive officers, directors and all other employees. We will make available a copy of the code of ethics to any person, without charge, if a written request is made to our Company  Secretary at our corporate office at Akruti Softech Park, MIDC Cross Road No.21 Andheri (E), Mumbai 400 093, India. The code is also available on our corporate website, www.patni.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth for the fiscal years ended December 31, 2004 and December 31, 2005, the fees paid to our principal accountant and its associated entities for various services they provided us in these periods.

Fiscal Year Ended December 31,	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Total Fees
	(Amounts in US$)
2004	225,931	—	—	139,665	365,596
2005	261,022	4,825	35,267	396,077	697,191

Audit fees

Audit fees represent fees for professional services rendered for the audit of the standalone and consolidated financial statements of the Company and its subsidiaries prepared in accordance with Indian GAAP, US GAAP.

Audit-related fees

Audit-related fees represent fees for professional services rendered in connection with Securities and Exchange Board of India requirements, requirements related to Indian Stock Exchanges and ESOP related matters.

Tax fees

Services provided primarily consist of routine corporate tax advisory services.

Others

Services provided primarily consist of ADR support fees, payroll related tax issues, transfer pricing study and quality review for ISO 9001:2000, BS7799, CMMI/ISO..

Services provided primarily related to assistance with information security and quality reviews.

We obtain prior approval of our audit committee in conection with the nature of services that are provided and the fees to be paid for the services. For services other than those specified, approval would need to be obtained from the audit committee prior to the performance of such services

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not sought any exemption from the listing standards for audit committees applicable to us as foreign private issuer.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

During fiscal 2005, there were no purchases made by or on behalf of us or any affiliated purchaser of shares of any class of our securities that are registered pursuant to Section 12 of the Exchange Act.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statement and auditors report for fiscal 2005 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

•       Report of Independent Registered Public Accounting Firm.

•       Consolidated Balance Sheets as of March 31, 2004 and 2005.

•       Consolidated Statements of Income for the years ended March 31, 2003, 2004 and 2005.

•       Consolidated Statements of Stockholders Equity and Comprehensive Income for the years ended March 31, 2003, 2004 and 2005.

•       Consolidated Statements of Cash Flows for the years ended March 31, 2003, 2004 and 2005.

•       Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

*1.1	Articles of Association of Patni Computer Systems Limited, as amended
*1.2	Memorandum of Association of Patni Computer Systems Limited, as amended
*1.3	Certificate of Incorporation of Patni Computer Systems Limited, as amended
*2.1	Form of Deposit Agreement
*2.2	Patni’s specimen certificate for equity shares
*2.3	Form of American Depositary Receipt
*4.2	Registration Rights Agreement
*4.3	Purchase Agreement between Patni Computer Systems Limited and Cymbal Corporation dated November 3, 2004
*4.4	Lease Deed entered into between the Company and State Industrial Promotion Corporation of Tamil Nadu Limited (SIPCOT), dated September 30, 2004
*4.5	Service Agreement between Patni Computer Systems Inc. and Mr. Narendra K. Patni dated December 1, 2000, as amended
*4.6	Consultancy Agreement between Patni Computer Systems Limited and Patni Computer Systems Inc. (f/t/a Data Conversion Inc.) dated October 27, 2000
*4.7	Terms of employment for Mr. Gajendra K. Patni and Mr. Ashok K. Patni
*4.8	Information Technology Services Agreement between General Electric International Inc. and Patni Computer Systems Inc. dated November 12, 2003
8.1	List of subsidiaries of the Registrant, see “Item 4. Information on the Company—Organizational Structure”
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes Oxley Act
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes Oxley Act
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes Oxley Act
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes Oxley Act

*                    Previously filed on November 17, 2005 with the SEC on  Form F-1 (File Number 333-129771)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

For Patni Computer Systems Limited
	By:	/s/ NARENDRA K. PATNI
Narendra K. Patni
Chief Executive Officer
For Patni Computer Systems Limited
	By:	/s/ DEEPAK SOGANI
Deepak Sogani
Chief Financial Officer
Mumbai, India
Date: July 17, 2006

Patni Computer Systems Limited and subsidiaries
Consolidated financial statements
Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Patni Computer Systems Limited

We have audited the accompanying consolidated balance sheets of Patni Computer Systems Limited and subsidiaries (‘the Company’) as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patni Computer Systems Limited and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in note 3, the Company has restated its accompanying consolidated financial statements.

Mumbai, India
3 February 2006, except as to note 3.1.2, which is as of 11 July 2006.

Patni Computer Systems Limited and subsidiaries
Consolidated Balance Sheets

	As of
	December 31,	December 31,
	2004	2005
	(Restated)	(Restated)
Assets
Current assets
Cash and cash equivalents	$77,143,498	$148,819,600
Investments in liquid mutual fund units	55,372,919	42,161,683
Investment in securities	30,249,800	99,614,252
Accounts receivable, net	45,721,964	58,747,671
Accounts receivable, net from a significant shareholder	26,282,949	15,673,490
Costs and estimated earnings in excess of billings on uncompleted contracts	15,233,440	26,094,094
Deferred income taxes	14,755,838	13,722,884
Other current assets	10,575,425	9,549,036
Total current assets	275,335,833	414,382,710
Deferred income taxes	—	3,401,766
Other assets	5,987,387	5,946,751
Property, plant and equipment, net	55,074,565	92,009,623
Intangible assets, net	11,987,830	10,158,065
Goodwill	24,677,771	27,987,198
Total assets	$373,063,386	$553,886,113
Liabilities and shareholders’ equity
Current liabilities
Capital lease obligation	266,242	289,520
Trade accounts payable	3,673,205	5,488,043
Billings in excess of costs and estimated earnings on uncompleted contracts	2,846,346	2,350,346
Income taxes payable	16,240,717	15,758,804
Deferred income taxes	115,659	193,807
Accrued expenses	20,779,367	26,231,532
Other current liabilities	41,971,100	53,001,144
Total current liabilities	85,892,636	103,313,196
Capital lease obligations excluding current instalments	390,586	416,342
Other liabilities	6,210,119	6,368,544
Deferred income taxes	7,343,266	4,758,961
Total liabilities	$99,836,607	$114,857,043
Commitments and contingencies
Shareholders’ Equity
Common shares Rs. 2 par value; Authorized 250,000,000 shares (Issued and outstanding; 124,997,009 shares and 137,798,399 shares as of December 31, 2004 and 2005 respectively).	5,542,301	6,101,600
Additional paid-in capital	180,906,859	299,220,619
Retained earnings	78,179,165	132,511,943
Accumulated other comprehensive income	8,598,454	1,194,908
Total shareholders’ equity	$273,226,779	$439,029,070
Total liabilities and shareholders’ equity	$373,063,386	$553,886,113

See accompanying notes to the consolidated financial statements.

Patni Computer Systems Limited and subsidiaries
Consolidated Statements of Income

	Year ended December 31,
	2003	2004	2005
	(Restated)	(Restated)
Revenues	$147,641,306	$223,141,113	$350,972,760
Revenue from a significant shareholder	103,402,102	103,440,511	99,359,172
	251,043,408	326,581,624	450,331,932
Cost of revenues	157,472,727	202,461,490	288,480,678
Gross profit	93,570,681	124,120,134	161,851,254
Selling, general and administrative expenses	50,065,154	61,195,519	89,728,951
Foreign exchange (gain)/loss, net	(171,574)	2,081,800	1,693,145
Operating income	43,677,101	60,842,815	70,429,158
Other income/(expense)
Interest and dividend income	1,573,522	4,222,853	4,189,776
Interest expense	(2,145,559)	(2,083,285)	(2,044,366)
Gain on sale of investments, net	1,278,018	144,482	1,128,071
Other (expense)/income, net	(2,025,418)	(3,692,704)	966,620
Change in fair value of put option	1,186,160	—	—
Income before income taxes	43,543,824	59,434,161	74,669,259
Income taxes	10,240,242	12,886,362	13,802,583
Income before cumulative effect of change in accounting principle	$33,303,582	$46,547,799	$60,866,676
Cumulative effect on prior years (to June 30, 2003) of change in accounting principle due to adoption of SFAS 150 (net of income taxes of $Nil)	3,273,960	—	—
Net income	$36,577,542	$46,547,799	$60,866,676
Earnings per share
Income before cumulative effect of a change in accounting principle:
Basic	$0.30	$0.38	$0.48
Diluted	$0.30	$0.38	$0.48
Cumulative effect of a change in accounting principle (basic and diluted)	0.03	—	—
Net Income:
Basic	$0.33	$0.38	$0.48
Diluted	$0.33	$0.38	$0.48
Weighted average number of common shares used in computing earnings per share
Basic	111,420,849	123,066,042	125,736,592
Diluted	111,420,849	124,084,992	127,457,632

See accompanying notes to the consolidated financial statements.

Patni Computer Systems Limited and subsidiaries
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
for the years ended December 31, 2003, 2004 and 2005
(Restated)

						Accumulated
			Additional			Other
	Common shares		Paid-In-	Retained	Comprehensive	Comprehensive	Shareholders
	Shares	Par value	Capital	Earnings	Income	Income	Equity
	(in $ except share data)
Balance as of January 1, 2003	69,904,103	$2,256,636	$6,505,213	$5,357,008		$(7,118,132)	$7,000,725
Prior period adjustment (refer note 3.1.1)				(6,243,011)			(6,243,011)
Balance as of January 1, 2003	69,904,103	$2,256,636	$6,505,213	($886,003)		$(7,118,132)	$757,714
Cash dividend on common shares				(998,623)			(998,623)
Stock dividend		1,016,861	(1,016,861)
Reclassification of redeemable common shares in accordance with SFAS No. 150	41,516,746	1,669,008	115,703,768				117,372,776
Transition adjustment in accordance with SFAS No. 150 for net carrying amount of put option (Note 3)			(4,470,120)				(4,470,120)
Comprehensive income
Net income				36,577,542	36,577,542		36,577,542
Other comprehensive income:
Translation adjustment					6,456,104		6,456,104
Unrealised loss on investments,net of tax of $204,656 :					(356,228)		(356,228)
Minimum pension liability, net of tax of $338,425					(507,088)		(507,088)
Comprehensive income					42,170,330	5,592,788
Balance as of December 31, 2003	111,420,849	$4,942,505	$116,722,000	$34,692,917		$(1,525,344)	$154,832,078
Common shares issued through an Initial Public Offering, net of direct expenses	13,415,200	592,675	63,675,676				64,268,351
Issuance of equity shares on exercise of options	160,960	7,121	509,183				516,304
Cash dividend on common shares				(3,061,551)			(3,061,551)
Comprehensive income
Net income				46,547,799	46,547,7989		46,547,799
Other comprehensive income:
Translation adjustment					9,549,971		9,549,971
Unrealised gain on investments, net of tax of $142,362					241,535		241,535
Minimum pension liability, net of tax of $153,253					332,292		332,292
Comprehensive income					56,671,597	10,123,7998
Balance as of December 31, 2004	124,997,009	$5,542,301	$180,906,859	$78,179,165		$8,598,454	$273,226,779
Common shares issued, net of direct expenses	12,312,500	537,304	116,484,548				117,021,852
Issuance of equity shares on exercise of options	488,890	21,995	1,692,396				1,714,391
Tax benefit arising on exercise of stock options			136,816				136,816
Cash dividend on common shares				(6,533,898)			(6,533,898)
Comprehensive income
Net income				60,866,676	60,866,676		60,866,676
Other comprehensive income:
Translation adjustment					(7,278,016)		(7,278,016)
Unrealised gain on investments, net of tax of $261,520					560,447		560,447
Unrealised loss on cash flow hedging derivatives, net of tax of $ Nil					(1,026,624)		(1,026,624)
Minimum pension liability, net of tax of $194,848					340,647		340,647
Comprehensive income					53,463,130	(7,403,546)
Balance as of December 31, 2005	137,798,399	$6,101,600	$299,220,619	$132,511,943		$1,194,908	$439,029,070

See accompanying notes to the consolidated financial statements.

Patni Computer Systems Limited and subsidiaries
Consolidated Statements of Cash Flows

	Year ended December 31,
	2003	2004	2005
	(Restated)	(Restated)
Operating activities
Net income	$36,577,542	$46,547,799	$60,866,676
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	9,127,418	11,543,775	15,960,705
Deferred taxes	(3,309,187)	(1,937,708)	(1,889,293)
Provision/(recovery) for doubtful debts and advances	305,201	495,618	(151,954)
Cumulative effect of a change in accounting principle	(3,273,960)	—	—
(Gain)/loss on sale of property, plant and equipment, net	6,175	597,678	(3,176,152)
(Gain) / loss on sale of investments	(1,278,018)	(144,482)	(1,128,071)
Change in the put option liability	(10,000)	—	—
Change in fair value of put option	(1,186,160)	—	—
Changes in assets and liabilities
Accounts receivable	(9,580,494)	(10,400,590)	(3,531,903)
Costs and estimated earnings in excess of billings on uncompleted contracts	(2,558,554)	(5,032,911)	(11,162,155)
Other current assets	(3,800,150)	(3,445,375)	3,431,844
Other assets	(292,911)	(2,714,988)	(142,962)
Trade accounts payable	200,994	18,445	1,937,464
Billings in excess of costs and estimated earnings on uncompleted contracts	692,262	634,645	(456,143)
Tax benefit arising on exercise of stock options	—	—	136,816
Taxes payable	3,697,485	2,377,631	(463,113)
Accrued expenses	2,638,374	(569,178)	6,069,364
Other current liabilities	11,500,529	9,874,234	16,410,593
Other liabilities	1,925,431	817,726	(7,548,512)
Net cash provided by operating activities	$41,381,977	$48,662,319	$75,163,204
Investing activities
Purchase of property, plant and equipment	(13,742,261)	(22,460,713)	(55,387,224)
Proceeds from sales of property, plant and equipment	70,105	509,570	4,336,910
Purchase of investment securities	(84,218,119)	(68,507,215)	(284,249,359)
Proceeds from sale of investment securities	95,256,878	67,149,337	216,499,740
Purchase of investments in liquid mutual fund units	(69,622,903)	(187,094,707)	(258,744,922)
Proceeds from sale of investments in liquid mutual fund units	47,478,842	156,499,620	269,269,221
Payments for acquisition, net of cash acquired	(3,038,154)	(32,450,060)	—
Additional purchase consideration to Cymbal shareholders	—	—	(5,578,772)
Net cash used in investing activities	$(27,815,612)	$(86,354,168)	$(113,854,406)

See accompanying notes to the consolidated financial statements.

Patni Computer Systems Limited and subsidiaries
Consolidated Statements of Cash Flows (Continued)

	Year ended December 31,
	2003	2004	2005
	(Restated)	(Restated)
Financing activities:
Payment of capital lease obligations	(166,479)	(301,474)	(329,168)
Dividend on common shares	(998,623)	(3,059,633)	(6,531,628)
Proceeds from common shares issued, net of expenses	—	64,784,655	118,736,243
Net cash provided by/(used in) financing activities	$(1,165,102)	$61,423,548	$111,875,447
Effect of exchange rates changes on cash and cash equivalents	2,737,437	5,472,249	(1,508,143)
Net increase in cash and cash equivalents	12,401,263	23,731,699	73,184,245
Cash and cash equivalents at the beginning of the year	32,800,850	47,939,550	77,143,498
Cash and cash equivalents at end of the year	$47,939,550	$77,143,498	$148,819,600
Supplemental disclosure of cash flow information:
Interest paid	$36,295	$35,152	$673,158
Income taxes paid	$9,741,716	$12,536,145	$15,294,446
Non cash investing and financing activities:
Additions to property, plant and equipment, represented by capital lease obligations	$275,080	$393,184	$471,644
Stock dividend	$1,016,861	—	—

See accompanying notes to the consolidated financial statements.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements

1                                              Organization and nature of business

1.1.1                          Patni Computer Systems Limited (“Patni”) is a company incorporated in India under the Indian Companies Act, 1956. On September 18, 2003, Patni converted itself from a private limited company into a public limited company and changed its name from Patni Computer Systems (P) Limited to Patni Computer Systems Limited. In February 2004, Patni completed initial public offering of its equity shares in India.

1.1.2                          Patni Computers Systems (UK) Limited (“Patni UK”), a company incorporated in UK, Patni Computer Systems GmbH (“Patni GmbH”), a company incorporated in Germany and Patni Computer Systems, Inc. (“Patni USA”), a company incorporated in Massachusetts, USA are 100% subsidiaries of Patni. In April 2003, Patni USA acquired 100% equity in The Reference Inc. (“TRI”), a company incorporated in Massachusetts, USA for consideration in cash. On November 3, 2004, Patni USA, acquired 100% equity in Cymbal Corporation (“Cymbal”), a company incorporated in California, USA, together with its subsidiaries in India, UK & Thailand, for consideration in cash. Further, Patni also has foreign branch offices in USA, Japan, Sweden, Australia, Korea and Netherlands.

1.1.3                          Patni together with its subsidiaries (collectively, “Patni Group” or “the Company”) is engaged in IT consulting, software development and Business Process Outsourcing (“BPO”). The Company provides multiple service offerings to its clients across various industries comprising financial services, insurance services, manufacturing, telecommunications services and technology services (comprising independent software vendors and product engineering) and other industries such as energy and utilities, retail, logistics and transportation, and media and entertainment. The various service offerings comprise application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, quality assurance services and BPO services.

1.1.4                          These financial statements are prepared on a consolidated basis for all the years presented.

2                                              Summary of significant accounting policies

Basis of preparation of financial statements

2.1.1                          The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of consolidation

2.1.2                          The consolidated financial statements include the financial statements of Patni and all of its subsidiaries, which are more than 50% owned and controlled. All inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee. In addition, the Company consolidates any Variable Interest Entity (“VIE”) if it is determined to be a primary beneficiary in accordance with FASB interpretation 46(R), “Consolidation of Variable Interest Entities”. However, as of December 31, 2004 and 2005, the Company does not have any interest in any VIE.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

Accounting estimates

2.1.3                          The preparation of financial statements in conformity with US GAAP requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. The actual results could differ from these estimates.

Revenue and cost recognition

2.1.4                          The Company derives its revenues primarily from software services and to a lesser extent from BPO services. Revenue is recognized when there is persuasive evidence of a contractual arrangement with customers, the sales price is fixed or determinable and collectibility is reasonably assured. Software services are provided either on a fixed price, fixed time frame or on a time and material basis. The Company’s fixed price contracts include application maintenance and support services, on which revenue is recognized on a straight line basis over the term of maintenance. Revenue with respect to other fixed price contracts is recognized on a percentage of completion basis. Revenue with respect to time-and-material contracts is recognized as related services are performed.

Guidance has been drawn from paragraph 95 of Statement of Position (‘‘SOP’’) 97-2, ‘‘Software Revenue Recognition’’ to account for revenue from fixed price arrangements for software development and related services in conformity with SOP-81-1 (“Accounting for Performance of Construction—Type and Certain Production—Type Contracts”). The input method has been used because management considers this to be the best available measure of progress on these contracts as there is a direct relationship between input and productivity.

2.1.5                          The asset, “Cost and estimated earnings in excess of billings on uncompleted contracts”, represents revenues recognized in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and the customer acceptance for the same is received. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts”, represents billings in excess of revenues recognized.

2.1.6                          Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred. These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified period. The costs to be deferred are limited to the extent of future contractual revenues. Further, revenue attributable to set up activities is deferred and recognised systematically over the periods that the related fees are earned, as services performed during such period do not result in the culmination of a separate earnings process.

2.1.7                          Warranty costs on sale of services are accrued based on managements’ estimates and historical data at the time related revenues are recorded.

2.1.8                          The Company grants volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, as per the terms of the contract. These discounts are earned only after the customer has provided a

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

specified cumulative level of revenues in the specified period. The discounts can be utilized by the customer in the form of free services.

The Company estimates the total number of customers that will ultimately earn these discounts, based on which a portion of the revenue on the related transactions is allocated to the free services that will be delivered in the future. The amount of revenue to be allocated to the free services is based on the relative fair value of the free services.

The Company reports revenues net of discounts offered to customers. In accounting for the above volume discounts, guidance has been obtained from Emerging Issues Task Force (“EITF”) 00-22 “Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future” and EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. Accordingly, these volume discounts have been recorded based on estimate of the total number of customers that will ultimately earn these discounts as it is believed that, based on historical experience, reliable estimates can be made of the estimated amount of revenues from a particular customer in the specified period.

Reimbursement of out of pocket expenses received from customers have been included as part of revenues in accordance with EITF 01-14 “Income Statement Characterization of Reimbursements Received for ‘Out of Pocket’ Expenses Incurred”.

2.1.9                          Revenue from BPO is recognised on proportionate performance method.

Advertising cost

2.1.10                   Advertising costs incurred during the year have been expensed. The total amount of advertising costs expensed was $0.7 million, $1 million and $1.5 million for the years ended December, 31, 2003, 2004 and 2005.

Cash and cash equivalents

2.1.11                   The Company considers investments in highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks.

Investments

2.1.12                   Management determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designation at each balance sheet date. At December 31, 2004 and 2005, all investment securities were classified as available-for-sale and consisted of units of mutual funds.

2.1.13                   Available-for-sale securities are carried at fair market value with unrealized gains and losses, net of deferred income taxes, reported as a separate component of other comprehensive income in the statement of shareholders’ equity and comprehensive income. Realized gains and losses, and decline in value judged to be other than temporary on available-for-sale securities are included in the consolidated statements of income. The cost of securities sold or disposed is determined on average cost basis.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

Business combinations, goodwill and intangible assets

2.1.14                   Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must be recognized and reported separately from goodwill. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” all assets and liabilities of the acquired businesses including goodwill are assigned to reporting units.

2.1.15                   Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is not amortized but is tested for impairment atleast on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

2.1.16                   Intangible assets are amortized over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Intangible assets comprise customer related intangibles and are being amortized over a period of 10 years. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

2.1.17                   Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

Property, plant and equipment

2.1.18                   Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Gains and losses on disposals are included in the consolidated statements of income at amounts equal to the difference between the net book value of the disposed assets and the net proceeds received upon disposal. Expenditures for replacements and improvements are capitalized, whereas the cost of maintenance and repairs is charged to income when incurred.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

2.1.19                   Property, plant and equipment are depreciated over the estimated useful life of the asset using the straight-line method, once the asset is ready for its intended use. The cost of software obtained for internal use is capitalized and amortized over the estimated useful life of the software. The estimated useful lives of assets are as follows:

Buildings	40 years
Leasehold premises and improvements	Over the lease period or the useful lives of the assets, whichever is shorter
Computer—Hardware and software and other service equipments	3 years
Furniture and fixtures	3-8 years
Other equipment	3-8 years
Vehicles	4-5 years

Impairment of long-lived assets and long-lived assets to be disposed

2.1.20                   Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever an event or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Functional and Foreign currency translation

2.1.21                   The functional currency of Patni and its branches in the US, Japan, Sweden, Australia, Korea and Netherland is the Indian Rupee. The functional currencies of Patni’s subsidiaries are the applicable local currencies.

2.1.22                   The accompanying consolidated financial statements are reported in US Dollars. The translation is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for statements of income accounts using an appropriate monthly weighted average exchange rate for the respective periods. In respect of subsidiaries, the respective functional currencies are first translated into Indian Rupees and then into US Dollars. The gains or losses resulting from such translation are reported in other comprehensive income in the statement of shareholders’ equity and comprehensive income.

Foreign currency transactions

2.1.23                   Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the date of the transaction. Resulting gains or losses from settlement of such foreign currency transactions are included in the consolidated statements of income. Unsettled monetary assets and liabilities denominated in foreign currencies are translated into

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

the functional currency at the rates of exchange prevailing at the balance sheet date. Transaction gain or loss arising from change in exchange rates between the date of transaction and period end exchange rates are included in the consolidated statements of income.

Income taxes

2.1.24                   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in results of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the assets will not be realised.

Concentration of credit risk

2.1.25                   Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash, cash equivalents, investments and accounts receivables. Cash and cash equivalents are invested with corporations, financial institutions and banks with investment grade credit ratings. To reduce credit risk, investments are made in a diversified portfolio of mutual funds, which are periodically reviewed. To reduce its credit risk on accounts receivables, the Company performs ongoing credit evaluations of customers.

Retirement benefits to employees

2.1.26                   Contributions to defined contribution plans are charged to income in the period in which they accrue. Current services costs for defined benefit plans are accrued in the period to which they relate, based on actuarial valuation performed by an independent actuary in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. Prior service costs, if any, resulting from amendments to the plans are recognized and amortized over the remaining period of service of the employees.

Stock-based compensation

2.1.27                   The Company uses the intrinsic value based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretation including FASB interpretation 44, “Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25”, issued in March 2000, to account for its employee stock based compensation plans. Under this method, compensation expense is recorded on the date of the grant, only if the current fair value of the underlying stock exceeds the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation”, established accounting and disclosure requirements using a fair value-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”, an amendment of

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

FASB Statement No. 123. All stock options issued to date have been accounted for as fixed awards.

2.1.28                   Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net income and earnings per share as reported would have been reduced to the pro forma amounts indicated below:

Year ended December 31,	2003	2004	2005
	(Restated)	(Restated)
Net income, as reported	$36,577,542	$46,547,798	$60,866,676
Add: Stock based employee compensation expense included in reported income	—	—	—
Less: Stock based employee compensation expense determined under fair value based method, net of tax effects	(158,232)	(1,253,513)	(3,501,531)
Pro forma net income	$36,419,310	$45,294,285	$57,365,145
Reported earnings per share
Basic	$0.33	$0.38	$0.48
Diluted	$0.33	$0.38	$0.48
Pro forma earnings per share
Basic	$0.33	$0.37	$0.46
Diluted	$0.33	$0.37	$0.45

2.1.29                   The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions.

Year ended December 31,	2003	2004	2005
Dividend yield	0.41%	0.34% - 0.72%	0.53% - 0.54%
Expected life	2-5 years	2-5 years	2-5 years
Risk free interest rates	4.75% - 4.9%	5.16% - 6.46%	5.74% - 6.73%
Volatility	0	43% - 65%	28% - 50%

2.1.30                   For the year ended December 31, 2003, since the Company was a non-public entity, it has used the minimum value method in estimating the fair value of options.

Dividends

2.1.31                   Dividends on common shares are recorded as a liability on the date of declaration by the shareholders at the Annual General Meeting.

Derivatives and hedge accounting

2.1.32                   Prior to 2004, although the Company believed its forward contracts were effective as hedges from an economic perspective, the Company had not previously designated these forward contracts as hedges of underlying transactions and accordingly did not apply hedge accounting. The Company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on inter-company transactions and forecasted transactions denominated in foreign currencies.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

During 2004, the Company re-evaluated its risk management program and hedging strategies in respect of forecasted transactions, and, upon completion of the formal documentation and testing for effectiveness, the Company has designated certain forward contracts in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Changes in fair values of designated cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognised in the consolidated statements of income. Changes in fair value for derivatives not designated as hedging instruments and ineffective portion of the hedging instruments are recognized in consolidated statements of income in the current period.

2.1.33                   In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company will, prospectively, discontinue hedge accounting with respect to that derivative.

Earnings per share

2.1.34                   In accordance with SFAS No. 128, “Earnings per Share”, basic earnings per share is computed using the weighted average number of common and redeemable common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and redeemable common shares and dilutive common equivalent shares outstanding during the period using the treasury stock method for options except where the result would be anti-dilutive.

Reclassifications

2.1.35                   Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

Commitments and Contingencies

2.1.36                   Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Recently Issued Accounting Standards

2.1.37                   The Company examined the recently issued accounting standards SFAS No.151 “Inventory Costs”, SFAS No.152 “Accounting for Real Estate Time-Sharing Transactions”, SFAS No 153 “Exchange of Non-monetary Assets”, SFAS No.154 “Accounting Changes and Error Corrections” and EITF 03-1 “The Meaning of Other-Than-Temporary Impairment and Its Applications to Certain Investments” and believes that the adoption of these standards will not have a significant impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No.123 (revised 2004). “Share-Based Payment” (“SFAS 123R”), which requires all companies to measure compensation cost for all share-based

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

payments (including employee stock option) at fair value. SFAS 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No.123, “Acounting for Stock Based Compensation” (“SFAS 123”).

The second adoption method is a modified retrospective transition method whereby a Company would recongnize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS No. 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS No. 123; a company would not be permitted to make any changes to those amounts upon adoption of SFAS 123R unless those changes represent a correction of an error. For periods after the date of adoption of SFAS 123R, the modified prospective transition method described above would be applied.

SFAS 123R does not change the accounting guidance for share-based payment transaction with parties other than than employees provided in SFAS No. 123 as originally issed and EITF Issue No 96-18. “Accounting for Equity Instuments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”.

SFAS 123R is effective for public entities that do not file as small business issuers as of the beginning of the first annual reporting period that begins after June 15, 2005. Accordingly, the Company is required to adopt SFAS 123R on January 1, 2006.

The Company currently expects to adopt SFAS 123R in the quarter ending March 31, 2006 using the modified prospective method. At December 31, 2005, unamortized costs determined based on the fair value approach described in SFAS No 123 amounted to $5,342,491, which will be amortised over a weighted average period of approximately five years. Future compensation expense will be impacted by various factors, including the number of awards granted and their related fair value at the date of the grant. The Company expects compensation cost to be recognised in accordance with SFAS No. 123R to be significantly higher than that would have been recognised under APB 25.

3                                              Restatement

3.1.1                          In connection with an ongoing review of certain tax aspects relating to its international operations by the tax authorities in the US, the Company reassessed its obligations for payroll and related taxes for the years ended December 31, 2003 and December 31, 2004. This reassessment related primarily to certain wages paid, and short-term fringe benefits given, to the Company’s employees when working outside of India, for which appropriate witholding taxes were not provided..

Accordingly, the Company estimated its liability for related tax consequences at amounts based on applicable tax rules. As a result of the above, the Company restated its financial statements for

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

the years ended December 31, 2003 and 2004 to include payroll and related taxes of $2,291,091 and $2,510,543 (included under “cost of revenues”), interest expenses with respect to delayed payments of $448,415 and $568,432 (included under ‘interest expense’), and other related expenses $209,201 and $121,435 (included under “other income/(expense) net”). As a result of the above adjustments, deferred tax benefit (included under ‘income taxes’) of $1,095,802 and $1,231,590 were also recognized for the years ended December 31, 2003 and December 31, 2004 respectively. The cumulative impact of similar adjustments on retained earnings relating to prior periods amounting to $6,243,011 was recorded as a prior period adjustment in the statement of shareholders’ equity and comprehensive income.

3.1.2                          Subsequent to the issuance of its 2005 Annual Report, in which the financial statements for the periods set forth herein were included, the Company assessed that it had not recognized income taxes, interest and related expenses attributable to the Company’s returns with respect to the filing of its US branch tax returns for 2001 and 2002 for which the Company was unable to substantiate to the IRS that such returns were filed within 18 months from the respective due dates. In accordance with the regulations of the US Internal Revenue Service (“IRS”), this results in a disallowance of expenses claimed in the tax filings for the related periods, and other statutory interest and related expenses. Accordingly, the Company has restated its financial statements previously included in the 2005 Annual Report to give effect to the appropriate taxes, related interest and related expenses.

For the years ended December 31, 2003 and 2004, income taxes have been increased by $3,903,130 and $5,191,203 (net of deferred tax benefits of $941,898 and $893,422, respectively), interest expense has increased by $1,439,943 and $1,192,716 and other related expense/(income) has increased by $1,722,869 and $1,752,423, respectively. The 2004 and 2005 balance sheets have also been restated to give effect to the adjustments discussed above by increasing the current portion of deferred income tax assets in the amount of $1,835,320 and increasing current income taxes payable by $10,929,652, and increasing other current liabilities by $6,107,950 from the amounts previously reported in the 2005 Annual Report. The cumulative adjustment to retained earnings as a result of these corrections is $15,202,283 at December 31, 2004 and 2005. The impact of the restatement on the amounts previously reported is shown below.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

	Year ended December 31,2003			Year ended December 31,2004			Year ended December 31,2005
	As previously reported	As restated in the Annual Report	As restated	As previously reported	As restated in the Annual Report	As restated	As previously reported	As restated
Consolidated statements of income
Cost of revenues	$155,181,636	$157,472,727		$199,950,947	$202,461,490
Gross profit	95,861,772	93,570,681		126,630,677	124,120,134
Operating Income	45,968,192	43,677,101		63,353,358	60,842,815
Interest expense	(257,201)	(705,616)	(2,145,559)	(322,137)	(890,569)	(2,083,285)
Other (expense)/income, net	(93,348)	(302,549)	(2,025,418)	(1,818,846)	(1,940,281)	(3,692,704)
Income before income taxes	49,655,343	46,706,636	43,543,824	65,579,710	62,379,300	59,434,161
Income taxes	7,432,914	6,337,112	10,240,242	8,926,750	7,695,160	12,886,362
Income before cumulative effect of change in accounting principle	42,222,429	40,369,524	33,303,582	56,652,960	54,684,140	46,547,799
Net income	45,496,389	43,643,484	36,577,542	56,652,960	54,684,140	46,547,799
Earnings per share—Income before cumulative effect of a change in accounting principle (basic and diluted)	0.38	0.36	0.30	0.46	0.44	0.38
Earnings per share—Income after cumulative effect of a change in accounting principle (basic and diluted)	0.41	0.39	0.33	0.46	0.44	0.38
Consolidated balance sheet
Assets
Deferred income taxes—current				$5,951,315		$14,755,838	$11,887,564	$13,722,884
Total current Assets				266,531,310		275,335,833	412,547,390	414,382,710
Deferred income taxes— non current				—	3,634,585	—
Total assets				364,258,863	367,893,448	373,063,386	552,050,793	553,886,113
Liabilities
Other current liabilities				16,531,146		41,971,100	46,893,194	53,001,144
Income taxes payable				2,501,065	5,311,065	16,240,717	4,829,152	15,758,804
Total current liablities				46,713,030	49,523,030	85,892,636	86,275,594	103,313,196
Deferred income taxes— non current				4,562,135	4,008,648	7,343,266
Other liabilities				14,099,315	25,542,123	6,210,119
Total liabilities				65,765,066	79,464,387	99,836,607	97,819,441	114,857,043
Shareholders’ Equity
Retained earnings				103,446,183	93,381,447	78,179,165	147,714,225	132,511,942
Total shareholders’ equity				298,493,797	288,429,061	273,226,779	454,231,352	439,029,070
Consolidated statements of cash flows
Net income	$45,496,389	$43,643,484	$36,577,542	$56,652,960	$54,684,140	$46,547,799
Deferred taxes	(1,271,487)	(2,367,289)	(3,309,187)	187,304	(1,044,286)	(1,937,708)
Taxes payable	(1,147,543)		3,697,485	(3,706,993)		2,377,631
Other current liabilities	3,602,235		11,500,529	1,645,226		9,874,234
Other liabilities	3,712,206	6,660,913	1,925,431	2,901,185	6,101,595	817,726

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

4                                              Acquisitions

TRI

4.1.1                          On April 17, 2003, Patni USA, acquired 100% equity interest in TRI which is engaged in providing IT services to clients in the financial services sector. The consolidated financial statements include the operating results of TRI from the date of acquisition. The purchase price of $6,093,526 (including direct expenses of $113,516) has been paid in cash.

4.1.2                          This transaction has been accounted for using the purchase method of accounting as required by SFAS No. 141. The purchase price has been allocated to the acquired assets and liabilities based on management’s estimates as follows:

Cash and cash equivalents	$3,055,332
Net tangible liabilities	(396,180)
Customer related intangibles	840,000
Goodwill	2,594,374
Total	$6,093,526

The Company believes that the acquisition resulted in recognition of goodwill primarily because of the acquired company’s market position in financial services, skilled employees, management strength and potential to serve as a platform for enhancing business opportunities in the financial services sector.

4.1.3                          As of December 31, 2005, the Company has tested this goodwill for impairment and has concluded that there is no impairment in its carrying value.

Cymbal

4.1.4                          On November 3, 2004, Patni USA acquired 100% equity interest in Cymbal which is engaged in providing IT services to clients in the telecom sector. The primary purpose for the acquisition was to establish presence in the Telecom IT services sector. The consolidated financial statements include the operating results of Cymbal from the date of acquisition. The purchase price of $25,093,065 (including direct expenses of $1,311,150) was paid in cash. Additionally, in connection with the acquisition, the Company incurred $10,968,029 of costs relating to certain contract terminations / settlements and acquisition costs of Cymbal. Such costs have been recognised by the Company as liabilities assumed at the acquisition date resulting in additional goodwill.

The terms of the purchase also provide for payment of contingent consideration to all the selling shareholders, payable over three years, and calculated based on the achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed $33,000,000, inclusive of payments under an incentive plan for certain employees as described below. The Company has followed the consensus reached in EITF 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” and accordingly will record the contingent payments, other than payments to certain employees under the incentive plan, as goodwill in the periods in which the contingency is resolved. As per the Stock Purchase Agreement and amendments thereof, $5,578,772 was paid to

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

the shareholders of Cymbal as contingent consideration based on achievement of certain revenue and margin targets during the year 2005 . This additional consideration has been recognised as Goodwill arising on acquisition of Cymbal.

Further, as a part of the acquisition, the Company initiated an incentive plan linked to revenues and margins, for certain specific employees of Cymbal. The incentive payments under this plan will not exceed $3,400,000 over the next three years. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognised as compensation for post acquisition services. Accordingly, $664,709 and $176,177 have been recorded as Cost of revenues and Selling, General and Administrative expenses respectively in fiscal 2005.

4.1.5                          This transaction has been accounted using the purchase method of accounting as required by SFAS No. 141. The purchase price has been allocated to the acquired assets and liabilities based on management’s estimates as summarised below:

Cash and cash equivalents	$3,061,034
Property, plant and equipment	935,159
Other assets, net	2,689,444
Contract termination / settlement and acquisition related liabilities	(10,968,029)
Deferred taxes	(775,095)
Customer related intangibles	10,336,500
Goodwill	25,392,824
Total	$30,671,837

As of December 31, 2005, the Company has tested this goodwill for impairment and concluded that there is no impairment in its carrying value.

5                                              Investments

5.1.1                          Investment securities consist of the following:

	As of December 31, 2004
	Carrying value	Gross unrealized holding gains	Gross unrealised holding losses	Fair value
Available for sale:
Mutual fund units	$85,147,272	$480,117	($4,670)	$85,622,719
	$85,147,272	$480,117	($4,670)	$85,622,719
Less: Amount reported as investment in liquid mutual fund units				(55,372,919)
Amount reported as investment securities				$30,249,800

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

	As of December 31, 2005
	Carrying value	Gross unrealized holding gains	Gross unrealised holding losses	Fair value
Available for sale:
Mutual fund units	$140,478,553	$1,299,249	($1,867)	$141,775,935
	$140,478,553	$1,299,249	($1,867)	$141,775,935
Less: Amount reported as investment in liquid mutual fund units				(42,161,683)
Amount reported as investment securities				$99,614,252

5.1.2                          Dividends from securities available for sale, during the year ended December 31, 2003, 2004 and 2005 were $1,268,498 , $3,460,351 and $2,488,691 respectively. Gross realized gains on sale of securities, available for sale was $1,488,087 , $221,562 and $1,141,015 and gross realised losses on sale of securities, available for sale was $271,535 , $77,080 and $12,945 for the year ended December 31, 2003, 2004 and 2005 respectively.

6                                              Accounts receivable

6.1.1                          Accounts receivable consist of the following:

As of December 31,	2004	2005
Receivables	$75,440,233	$76,916,380
Less: Allowances for doubtful accounts (including $80,000 (2004—$146,345) receivable from a significant shareholder)	(3,435,320)	(2,495,219)
	$72,004,913	$74,421,161

6.1.2                          The activity in the allowance for doubtful accounts receivable for the years ended December 31, 2004 and 2005 is as follows:

As of December 31,	2004	2005
Allowance for doubtful accounts as at beginning of the year	$3,224,494	$3,435,320
Additions charged (net of recoveries) to provision for doubtful debts during the year	496,804	(164,464)
Write-downs charged against the allowance during the year	(285,978)	(775,637)
Allowance for doubtful accounts at end of the year	$3,435,320	$2,495,219

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

7                                              Costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on uncompleted contracts

As of December 31,	2004	2005
Cost incurred on uncompleted contracts	$20,109,850	$25,750,930
Estimated earnings	18,665,927	24,028,742
	38,775,777	49,779,672
Less: Billings till date	(26,388,683)	(26,035,924)
	$12,387,094	$23,743,748
Included in the accompanying balance sheet under the following captions:
Costs and estimated earnings in excess of billings on uncompleted contracts	15,233,440	26,094,094
Billings in excess of costs and estimated earnings on uncompleted contracts	(2,846,346)	(2,350,346)
	$12,387,094	$23,743,748

8                                              Other assets

8.1.1                          Other assets consist of the following:

As of December 31,	2004	2005
Advances to vendors	$1,143,792	$1,507,000
Prepaid expenses and gratuity costs	2,424,912	3,493,563
Deposits	7,143,512	6,447,290
Deferral of cost in respect of revenue arrangements	1,624,507	1,574,252
Due from employees	1,245,840	1,309,344
Others	2,980,249	1,164,338
	$16,562,812	$15,495,787
Less: Current assets
Advances to vendors	(1,143,792)	(1,507,000)
Prepaid expenses and gratuity costs	(2,424,912)	(3,493,563)
Deposits	(1,594,379)	(531,329)
Deferral of cost in respect of revenue arrangements	(1,624,507)	(1,574,252)
Due from employees	(1,214,052)	(1,278,554)
Others	(2,573,783)	(1,164,338)
	(10,575,425)	(9,549,036)
Other assets	$5,987,387	$5,946,751

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

9                                              Property, plant and equipment

9.1.1                          Property, plant and equipment consists of the following:

As of December 31,	2004	2005
Land	$4,357,900	$3,789,129
Building	17,289,733	22,645,127
Leasehold improvements	2,181,133	4,133,345
Computer—Hardware and other service equipment	26,670,735	32,893,636
Computer—Software	14,122,711	19,021,359
Furniture and fixtures	9,847,027	14,613,120
Other equipment	12,519,355	17,522,391
Vehicles	2,067,660	2,244,283
Capital work-in-progress	4,534,364	18,359,453
Capital advances	1,077,756	8,474,405
	94,668,374	143,696,248
Less: Accumulated depreciation and amortization	(39,593,809)	(51,686,625)
	$55,074,565	$92,009,623

9.1.2                          Depreciation and amortization expense on property, plant and equipment was $9,067,917, $11,332,906 and $15,212,682 for the years ended December 31, 2003, 2004 and 2005 respectively. This includes amortization for computer software of $1,955,588, $2,586,273 and $3,642,520 respectively. Additions to computer software amounted to $4,507,225 and $5,183,387 during the years ended December 31, 2004 and 2005 respectively. Accumulated amortization on computer software as at December 31, 2004 and 2005 amounted to $8,428,763 and $11,628,243 respectively.

10                                       Goodwill and intangible assets

10.1.1                   Intangible assets as at December 31, 2004 and 2005 consists of the following:

As of December 31,	2004	2005
Customer related intangibles	$12,258,200	$12,258,200
Less: Adjustments as per final purchase price allocation of Cymbal acquisition	—	(1,081,700)
Less: Accumulated amortization	(270,370)	(1,018,435)
	$11,987,830	$10,158,065

10.1.2                   Amortization for the years ended December 31, 2003, 2004 and 2005 amounted to $59,501, $210,869 and $748,023 respectively. The estimated amortization for the intangible assets, for the next five years would be as follows:

	2006	2007	2008	2009	2010
Amortization	910,497	993,147	1,084,062	1,131,684	1,131,684

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

10.1.3                   The movement in goodwill balance is given below:

	2004	2005
Balance at beginning of the year	$2,594,374	$24,677,771
Goodwill relating to acquisition consumated during the year	22,083,397	—
Add: Additional goodwill arising on account of contingent consideration for Cymbal acquisition	—	5,578,772
Add: Addition to goodwill as per final purchase price allocation of Cymbal acquisition	—	649,022
Less: Reduction of valuation allowance on deferred tax assets recognised on Cymbal acquisition	—	(2,918,367)
Balance at end of the year	$24,677,771	$27,987,198

10.1.4                   Goodwill as of December 31, 2004 and 2005 has been allocated to the following reportable segments:

Segment	2004	2005
Financial services	$2,594,374	$2,594,374
Telecom services	22,083,397	25,392,824
Total	$24,677,771	$27,987,198

11                                       Accrued expenses

11.1.1                   Accrued expenses consist of the following:

As of December 31,	2004	2005
Employee costs	$13,372,040	$14,105,923
Subcontractor accruals	1,845,419	3,996,007
Professional fees payable	564,430	1,260,231
Others	4,997,478	6,869,371
	$20,779,367	$26,231,532

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

12                                       Other liabilities

12.1.1                   Other liabilities consist of the following:

As of December 31,	2004	2005
	(Restated)
Taxes payable	$1,855,197	$2,236,132
Deferred revenue	2,259,263	2,027,444
Provision for leave encashment	9,326,509	10,092,730
Provision for pension benefits	6,033,433	6,284,868
Payroll tax liability	18,859,874	22,122,868
Interest on corporate taxes and other related expenses	6,580,080	6,783,211
Advance from customers	138,039	1,389,957
Others	3,128,824	8,432,478
	$48,181,219	$59,369,688
Less : Other Current liabilities
Taxes payable	(1,855,197)	(2,236,132)
Deferred revenue	(2,259,263)	(2,027,444)
Provision for leave encashment	(9,326,509)	(10,092,730)
Payroll tax liability	(18,859,874)	(22,122,868)
Interest on corporate taxes and other related expenses	(6,580,080)	(6,783,211)
Advance from customers	(138,039)	(1,389,957)
Others	(2,952,138)	(8,348,802)
	(41,971,100)	(53,001,144)
Other liabilities	$6,210,119	$6,368,544

13                                       Leases

13.1.1      Patni acquired certain vehicles under capital lease for a non-cancelable period of 4 years. The gross amount recorded under such capital lease was $1,068,788 with accumulated depreciation of $449,855 as at December 31, 2004. The gross amount recorded under such capital lease is $1,143,504 with accumulated depreciation of $475,198 as at December 31, 2005.The depreciation expense in respect of these assets aggregated $147,079, $254,201 and $321,127 for the years ended December 31, 2003, 2004 and 2005 respectively.

13.1.2      Patni USA has operating lease agreements, primarily for leasing office space, that expire over the next 1-7 years. These leases generally require Patni USA to pay certain executory costs such as taxes, maintenance and insurance.

13.1.3      Patni has operating lease agreements, primarily for leasing office and residential premises. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any. Some leases contain a clause for renewal of the lease agreements. Some leases provide for annual renewal of the lease payments.

13.1.4      Cymbal and its subsidiaries have operating leases for office space, that expire over the next 1-4 years. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

13.1.5      Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future capital lease payments as of December 31, 2005 are as follows:

	Capital leases	Operating leases
2006	$310,363	$6,853,421
2007	243,748	5,164,529
2008	150,896	1,564,815
2009	36,968	1,200,427
Beyond 2009	—	1,479,238
Total minimum lease payments	741,975	$16,262,430
Less: Amount representing interest	(36,113)
Present value of net minimum capital lease payments	705,862
Less: Current installments of obligations under capital leases	(289,520)
Obligations under capital leases, excluding current installments	$416,342

The related assets for capital leases are included under vehicles in property, plant and equipment in the consolidated balance sheets.

13.1.6                   Rental expense for all operating leases for the years ended December 31, 2003, 2004 and 2005 was $3,827,294 , $6,801,506 and $10,228,316 respectively.

14                                       Derivatives financial instruments

14.1.1                   The Company periodically enters into foreign currency forward exchange contracts to hedge inter company receivables, both anticipated and firm commitments, denominated in the United States dollar. These contracts reduce foreign currency risk caused by changes in exchange rates and are used to hedge these inter company receivables, generally for periods up to 12 months. At December 31, 2005, the Company’s forward contracts have expiration dates which range from five to twelve months.

Since there is a direct relationship between the forward contracts and the currency denomination of the underlying transaction, such forward contracts are highly effective in hedging the cash flows of the Company’s inter company receivables related to transactions denominated in the United States dollar. These forward contracts meet the criteria for cash flow hedge accounting treatment and accordingly, gains or losses, are included in other comprehensive income (loss) and are recognized in the consolidated statement of income based on occurance of the underlying transaction.

For forward contracts designated as a cash flow hedge, the hedge effectiveness is evaluated on the basis of changes in spot rate and accordingly, the changes in the fair value of forward premium/discount is recognised in a manner similiar to ineffective portion of a hedge. The gain/loss on the forward contracts arising from changes in underlying spot rates is recorded as a component of Accumulated Other Comprehensive Income, until the hedged transaction occur and are recognised in the consolidated statements of income. Any ineffective portion of the

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

hedge, as well as amounts not included in the assessment of effectiveness, are recognized in consolidated statement of income.

At December 31, 2005, the Company had $1,026,624 of net losses related to cash flow hedges deferred in Accumulated Other Comprehensive Income.

14.1.2                   The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	Currency	2004	2005
Forward contracts (sell)	USD	$103,000,000	$77,000,000

15                                       Shareholders’ equity

Common shares

15.1.1                   The Company has only one class of equity shares. For all matters submitted to vote in the shareholders’ meeting, every holder of equity shares (except holders of American Depository Shares—ADSs), as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held. In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company after such discharge shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

15.1.2                   In February 2004, pursuant to an initial Public Offering in India (‘IPO’), the Company has issued 13,415,200 common shares for a net proceeds of $64,268,351 (after adjusting for direct expenses relating to IPO of $3,889,281).

15.1.3                   In December 2005, pursuant to an Initial Public Offering of American Depositary Shares, the Company issued 6,156,250 ADSs (12,312,500 common shares) for a net proceeds of $117,021,852 (after adjusting for direct expenses relating to ADSs of $8,196,274). The common shares represented by the ADSs are similar to other common shares except for voting rights. Under the depository agreement, the depository of ADSs shall vote as directed by the Board of Directors of the Company.

Retained earnings and dividends

15.1.4                   Retained earnings as of December 31, 2004 and 2005 include profits aggregating $5,214,971, which are not distributable as dividends under Indian Companies Act, 1956 (Companies Act).

15.1.5                   The ability of Patni to declare and pay dividend under the Companies Act, is determined by its distributable profits as shown by its statutory accounts. When Patni wishes to declare dividends, it is required as per the Companies Act, to transfer upto 10% of its net income (after the deduction of any accumulated deficit) computed in accordance with local regulations to a general reserve before a dividend can be declared. Also, Indian law on foreign exchange governs the remittance of dividends outside India.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

Stock Split

15.1.6                   On August 30, 2003, Patni has effected a one for two stock split in the form of a stock dividend. In line with legal requirements, the stock dividend has been recorded by capitalizing $1,016,861 from additional paid-in-capital representing the par value of shares issued as stock dividend.

15.1.7                   All references in the consolidated financial statements to the number of shares and per share amounts of Patni’s common shares have been retroactively restated to reflect the stock split.

16                                       Redeemable common shares

16.1.1                   In October 2000, the Company issued 3,735,000 common shares to an investor aggregating $5,970,073. Further, the promoter shareholders of the Company also sold 5,625,000 common shares to the same investor aggregating to $9,000,000. Pursuant to the then shareholders’ agreement dated September 2000, Patni was to become a publicly listed company on a recognised stock exchange within a period of 18 months from the date of allotment of shares to the investor. In the event the IPO did not occur within such period, the investor had a right to put these shares back to the Company for a physical settlement as per the terms specified in the agreement (2000 agreement). Other than the right to put these shares back to the Company, these common shares are of the same class as the other equity shares of the Company.

The Company determined that this provision in the 2000 agreement constituted a written put option on the Company’s own shares that was subject to the provisions of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. The Company determined that the written put option met the criteria for equity classification in EITF 00-19; however, exercise of the put option would require the Company to deliver cash as part of physical settlement. Accordingly, an amount equal to the cash redemption amount for shares held by this investor was transferred to temporary equity.

16.1.2                   The terms of 2000 agreement contained the method of ascertaining the redemption amount with a floor amount, to guarantee a minimum return to the investor if the Company was not a publicly listed company within 18 months. As a result, the Company accreted the minimum amount on these shares with a corresponding charge to the retained earnings and increased the carrying value of the redeemable common shares. Subsequently in September 2002, Patni issued 20,161,868 common shares to a new investor for $57,000,000. At the same time, the promoter shareholders sold 14,103,680 common shares to this new investor for an amount of $39,872,776. In addition, the promoter shareholders bought back 2,108,802 common shares from the investor who acquired redeemable common shares in September 2000 to the extent of 9,360,000 common shares.

As a result of this buy back of shares by the promoter shareholders, shares to that extent are no longer redeemable and the Company reclassified accreted amount pertaining to these shares into the shareholders’ equity.

16.1.3                   At the time of investment by the new investor the Company entered into a new shareholders agreement (“2002 agreement”) with the two investors and the promoter shareholders. In accordance with the 2002 agreement, the Company was required to be publicly listed within a period of 36 months from the date of issue of shares to the new investor. In the event an IPO did not occur within such period, the two investors had a right to put all the shares (whether acquired

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

from the Company or the promoter shareholders) back to the Company for a physical settlement at an amount which would be determined by the Board of Directors of the Company at the time of redemption, but would not be less than the amount paid by the new investor. The Company determined that this provision in the 2002 agreement constituted a written put option on the Company’s own shares that was subject to the provisions of EITF 00-19. The Company determined that the written put option met the criteria for equity classification in EITF 00-19; however, exercise of the put option would require the Company to deliver cash as part of physical settlement.

Accordingly, an amount equal to the cash redemption amount for shares held by these two investors was transferred to temporary equity. The amount reported in temporary equity was not subsequently re-measured because the minimum redemption amount was fixed at the per share amount paid by the new investor. Other than the fact that the amount shall not be less than the amount that was paid by the new investor, the 2002 agreement did not contain any defined measurement method for calculating the amount of buy back, should that be necessitated.

The activity in redeemable common shares for the year ended December 31, 2002 is as follows:

	Shares	Value
Balance as of January 1, 2002	9,360,000	$18,174,078
Redeemable common shares issued	20,161,868	57,000,000
Accretion of redeemable common shares	—	8,287,756
Reclassification of redeemable common shares sold by promoter shareholders subject to a put	14,103,680	39,872,776
Reclassification of redeemable common shares acquired by promoter shareholders not subject to a put	(2,108,802)	(5,961,834)
Balance as of December 31, 2002	41,516,746	$117,372,776

On July 1, 2003, the Company adopted the provisions of SFAS No. 150. The Company determined that the put option held by the two investors was required to be classified as a liability upon adoption of that Statement. Pursuant to the guidance in SFAS No. 150, the put option liability is recorded at its fair value at each reporting period with changes in fair value reported in earnings. Upon adoption, the $117,372,776 amount presented in temporary equity (representing the cash redemption amount payable upon exercise of the put option held by the two investors) was reclassified to permanent equity, a $1,196,160 liability was recorded for the put option based on its fair value at July 1, 2003, a $4,470,120 reduction of permanent equity was recorded based on the fair value of the put option upon its issuance in September 2002, and the $3,273,960 difference between the put option’s fair value upon adoption of SFAS No. 150 and its fair value at issuance was recorded in the restated consolidated statement of income as the cumulative effect of a change in accounting principle.

At December 31, 2003, the put option liability has been recorded at its fair value of $10,000 and the reduction in the liability balance from July 1, 2003 through December 31, 2003 of $1,186,160 is classified in the 2003 restated consolidated statement of income.

The Company completed its IPO in February 2004. Accordingly, the put option was terminated and its value was reduced to zero.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

17                                       Employee stock compensation plans

17.1.1                   On June 30 2003, Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Company is authorized to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner over four years with 25% of the options vesting at the end of each year. The options can be exercised within five years from the date of vesting. A compensation committee constituted by the Board of Directors of the Company administers the plan.

17.1.2                   Patni has applied APB No. 25, “Accounting for Stock issued to Employees”, to account for the employee stock based compensation plan. Accordingly, since the exercise price approximated the fair value of the underlying equity shares at the date of grant, no compensation cost has been recorded in these financial statements.

17.1.3                   The weighted average grant date fair values of options granted on July 1, 2004 and October 1, 2004 were $2.61 and $2.67 respectively. The weighted average grant date fair values of options granted on April 1, 2005 and October 1, 2005 were $2.36 and $3.31 respectively.

17.1.4                   Stock options activity under the plan is as follows:

	Year ended December 31, 2004
	Shares arising out of options	Exercise price	Weighted average remaining contractual life (months)
Outstanding at the beginning of the period	2,733,700	3.16	86
Granted during the period	2,850,632	5.51-7.37	84-87
Forfeited during the period	(192,875)	3.16	—
Exercised during the period	(188,810)	3.16	—
Outstanding at the end of the period	5,202,647	3.16-7.37	75-87
Exercisable at the end of the period	446,396	3.16	56

	Year ended December 31, 2005
	Shares arising out of options	Exercise price	Weighted average remaining contractual life (months)
Outstanding at the beginning of the period	5,202,647	3.16-7.37	75-87
Granted during the period	860,710	8.71-10.25	81-87
Forfeited during the period	(417,025)	3.16-8.71	—
Exercised during the period	(461,065)	3.16-7.37	—
Outstanding at the end of the period	5,185,267	3.16-10.25	67-87
Exercisable at the end of the period	1,285,744	3.16-7.37	53-57

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

17.1.5                   During the year ended December 31, 2005, the Company granted 190,000 and 670,710 stock options at an exercise price of $8.71 and $10.25 respectively. The exercise price and weighted average remaining contractual life of stock options outstanding at the end of the period are as follows:

Year ended December 31, 2005
Shares arising out of options	Exercise Price	Weighted average remaining contractual life (months)
1,759,550	3.16	67
100,000	5.51	72
2,474,007	7.37	75
181,000	8.71	81
670,710	10.25	87
5,185,267

18                                       Income Tax

18.1.1                   Total income tax for the year ended December 2003, 2004 and 2005 were allocated as follows:

For the years ended December 31,	2003	2004	2005
	(Restated)	(Restated)
Income from continuing operations	$10,240,242	$12,886,363	$13,802,583
Shareholders’ equity, for
—unrealized holding gain/loss on investment securities	(204,656)	142,362	261,520
—minimum pension liability	(338,425)	153,253	194,848
—tax benefit arising on exercise of stock options	—	—	(136,816)
Goodwill and intangible assets	—	—	(3,351,045)
Total	$9,697,161	$13,181,978	$10,771,090

18.1.2                   Income tax expense attributable to income from continuing operations consists of the following:

For the years ended December 31,	2003	2004	2005
	(Restated)	(Restated)
Current taxes
Domestic	$457,022	$148,501	$1,787,316
Foreign	13,092,407	14,675,569	13,904,560
	$13,549,429	$14,824,070	15,691,876
Deferred taxes
Domestic	344,747	(303,711)	(91,396)
Foreign	(3,653,934)	(1,633,997)	(1,797,897)
	(3,309,187)	(1,937,708)	(1,889,293)
Total	$10,240,242	$12,886,362	$13,802,583

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

18.1.3                   The tax effect of temporary differences that give rise to significant portion of deferred tax assets and liabilities are presented below:

	2004	2005
	(Restated)
Deferred tax assets:
Accrued expenses and provisions	$6,235,305	$6,812,271
Accounts receivable	1,013,919	662,329
Deferred revenue	484,727	489,119
Carry forward business losses	3,342,260	2,797,346
Minimum pension liability	194,840	—
Payroll taxes and interest on payroll and corporate taxes	8,615,673	9,843,043
Others	23,633	57,104
Gross deferred assets	19,910,357	20,661,212
Less: Valuation allowance	(2,985,990)	—
Total deferred tax assets	$16,924,367	$20,661,212
Deferred tax liabilities:
Costs and estimated earnings in excess of billings on uncompleted contracts	$(327,705)	(1,000,371)
Property, plant and equipment	(1,305,569)	(1,078,576)
Undistributed earnings of US branch	(2,449,793)	(1,718,140)
Unrealised gain on available for sale securities	(175,211)	(436,730)
Intangible assets	(4,792,416)	(4,063,260)
Others	(576,760)	(192,253)
Total deferred tax liabilities	$(9,627,454)	$(8,489,330)
Classified as
Deferred tax assets
Current	$14,755,838	$13,722,884
Non current	—	3,401,766
Deferred tax liabilities
Current	115,659	193,807
Non current	$7,323,266	$4,758,961

18.1.4                   In assessing the realisability of deferred tax assets, management considers whether it is more likely than not, that some portion, or all, of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences and loss carryforwards are deductible. Management considers the reversal of taxable temporary differences, the projected future taxable income, tax planning strategies and impact of tax exemptions curently available to the company, in making this assessment. Based on the level of historical taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not, the Company will realise the benefits of those deductible differences, net of existing valuation allowances. Taxable income for the years 2003, 2004 and 2005 aggregated $12,897,633, $8,031,173 and $16,336,603 respectively. Deferred tax assets arising on account of carry forward

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

business losses are expected to be realised through generation of taxable business income by a subsidiary in fiscal 2006 and 2007.

18.1.5                   Deferred tax liability in respect of undistributed earnings of Patni’s foreign subsidiaries as of 2004 and 2005 aggregating $1,462,261 and $4,236,903 respectively has not been recognised in the financial statements, as such earnings are considered to be indefinitely re-invested. As of December 31, 2005, the undistributed earnings of these subsidiaries were approximately $19,258,650.

18.1.6                   The net change in valuation allowance during the year 2003 is attributable to additional valuation allowance on business losses aggregating $81,765, which has been partly offset by the tax benefits of losses utilised aggregating $12,909. The net change in the year 2004 is attibutable to valuation allowance on carry forward losses of Cymbal (which was acquired during the year 2004) aggregating $2,924,898. This has been partly offset by tax benefits of losses utilised during the year aggregating $81,765. The net change in the year 2005 is attributable to reversal of valuation allowance on carry forward losses of Cymbal (which was acquired during the year 2004) aggregating $2,918,367 and reversal of valuation allowance of $67,623 on impairment of leasehold land.

18.1.7                   The reported income tax expense attributable to income from continuing operations differed from amounts computed by applying the enacted tax rate to income from continuing operations before income-taxes as a result of the following:

	2003	2004	2005
	(Restated)	(Restated)
Income before income taxes	$43,543,824	$59,434,161	$74,669,259
Weighted average enacted tax rate in India	36.10%	36.41%	34.39%
Computed expected income tax expense	$15,719,320	$21,639,978	$25,680,625
Effect of:
Income exempt from tax	(14,605,462)	(21,826,422)	(21,756,426)
Change in fair value of put option not chargeable to tax	(428,204)	—	—
Changes in valuation allowance	68,856	(81,765)	(67,623)
Non deductible expenses	863,616	1,187,196	1,866,968
US State taxes, net of federal tax benefit	(208,111)	(302,726)	787,336
Branch taxes	9,203,691	12,083,807	6,461,722
Foreign income taxed at different rates	(86,047)	(78,857)	(105,635)
Change in statutory tax rate on deferred taxes	101	2,057	(16,432)
Profit on sale of investments taxed at other than statutory rate	—-	—	(261,606)
Others	(287,518)	263,094	1,213,654
Reported income tax expenses	$10,240,242	$12,886,362	$13,802,583

18.1.8                   Upon acquisition of Cymbal, the Company was entitled to utilize tax benefits on carry forward business losses of Cymbal. Based on preliminary projections of future taxable income and tax planning strategies, management believed that there existed sufficient uncertainty regarding realization of tax benefits on the carry forward losses. Consequently, the Company recorded a

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

valuation allowance for the carry forward business losses of Cymbal. In 2005, the Company evaluated the expected realisation of such carry forward losses and available tax planning strategies and believed that the Company would make sufficient profits in future years to set off the carry forward losses. Accordingly, the valuation allowance has been reversed and adjusted against goodwill.

18.1.9                   A substantial portion of profits of the group’s India operations is exempt from Indian income tax, being profit from undertakings situated at Software Technology Parks. Under the tax holiday, the tax payer can utilize exemption of profits from income taxes for a period of ten consecutive years. The Company has opted for this exemption for undertakings situated in Software Technology Parks and these exemptions expire on various dates between years 2005 and 2010. The Company also avails benefit for Income tax for their export operations. This exemption relating to export operations expires in a phased manner over a period of five financial years commencing from April 1, 2000. The aggregate effect on net income of the tax holiday and export incentive scheme were $15,012,027, $20,572,502 and $18,957,774 for 2003, 2004 and 2005 respectively. Further, the per share effect was $0.14, $0.17 and $0.15 for 2003, 2004 and 2005 respectively.

18.1.10            During the year, the Company has sold leasehold land for a consideration of $3,768,186 and recognised a gain on sale of $3,285,169. As required by the Indian Income Tax law, the Company plans to reinvest proceeds from this sale in prescribed securities for a period of three years so as to realize the gain on sale in a tax free manner.

19                                       Retirement benefits to employees

Gratuity benefits

19.1.1                   In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company.

19.1.2                   Patni contributes each year to a gratuity fund based upon actuarial valuations performed by an actuary. The fund is administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the trust and comprise of approved debt and other securities and deposits with banks. By statute, the trust is required to invest a minimum of 25% of its corpus in Central Government securities, 15% in State Government securities and 30% in Public Sector / Financial Institutions / Bank bonds. The trust can invest the remaining 30% of its corpus in any of the above specified categories. Further, 10% of its corpus can be invested in private sector / bond securities which are rated investment grade from atleast two rating agencies.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

19.1.3                   With regard to Patni India’s Gratuity Plan, the following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheets. Measurement dates used to make up fair value of plan assets and benefit obligation is December 31.

At December 31,	2004	2005
Change in benefit obligation
Projected benefit obligation (“PBO”) at January 1,	$2,804,669	$4,240,028
Service cost	633,771	919,286
Interest cost	190,714	302,722
Translation loss/(gain)	181,474	(164,522)
Actuarial loss	615,648	(612,287)
Benefits paid	(186,248)	(377,256)
PBO at December 31,	4,240,028	4,307,971
Fair value of plan assets as at January 1,	2,402,751	3,629,830
Actual return on plan assets	(115,265)	257,210
Employer contributions	1,371,623	1,428,962
Benefits paid	(186,248)	(377,256)
Translation gain	156,969	(148,656)
Plan assets at December 31,	3,629,830	4,790,090
Funded status	(610,198)	482,119
Unrecognized actuarial loss	1,711,850	960,409
Net amount recognized	1,101,652	1,442,528
Accumulated benefit obligation	2,062,867	2,259,265
Amounts recognized in the consolidated balance sheets consists of:
Prepaid benefit cost (included in ‘other current assets”)	$(1,101,652)	$(1,442,528)

19.1.4                   Key weighted average assumptions used to determine the benefit obligation were as follows:

	2004	2005
Discount rate	7.5%	8.0%

For the actuarial valuation at December 31, 2005, compensation levels have been assumed to increase at 15% per annum for the first year, 12.5% per annum for the next year, 10% per annum for next five years and 7% per annum thereafter. For the actuarial valuation at December 31, 2004, compensation levels have been assumed to increase at 20% per annum for the first year, 15% per annum for the next year, 10% per annum for next three years and 7% per annum thereafter.

The expected rate of return on assets in future is considered to be 7.5%. This is based on the expectation of the average long-term rate of return to prevail over the next 15 to 20 years on the type of investments prescribed as per the statutory pattern of investments.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

9.1.5                          The composition of plan assets is detailed below:

As of December 31,	2004	%	2005	%
Central Government Securities	$156,499	4.3	$148,186	3.1
Investment in Government Securities based funds	2,248,545	61.9	3,478,625	72.6
State Government Securities	49,733	1.4	42,325	0.9
Public Sector / Financials Institutions / Bank bonds	1,023,234	28.2	971,670	20.3
Others	151,819	4.2	149,284	3.1
Total	$3,629,830	100	$4,790,090	100

19.1.6                   Net periodic gratuity cost included the following components:

Year ended December 31,	2003	2004	2005
Service cost	$395,880	$633,771	$919,286
Interest cost	122,193	190,714	302,722
Expected return on assets	(100,778)	(179,505)	(276,826)
Amortization	26,641	49,607	99,371
Net gratuity cost	$443,936	$694,587	$1,044,553

19.1.7                   Key weighted average assumptions used to determine the net periodic gratuity cost were as follows:

	2003	2004	2005
Discount rate	7.5%	7.0%	7.5%
Expected return on assets	7.0%	6.5%	7.5%

For the actuarial valuation at December 31, 2005, compensation levels have been assumed to increase at 15% per annum for the first year, 12.5% per annum for the next year, 10% per annum for next five years and 7% per annum thereafter. For determining the net periodic cost for the year ended December 31, 2004, compensation levels have been assumed to increase at 15% per annum for first two years, 10% per annum for next three years and 7% per annum thereafter. For the year ended December 2003, compensation levels have been assumed to increase at 15% per annum for the first year, 10% per annum for next 2 years and 7% per annum thereafter.

19.1.8                   Patni’s expected contribution to gratuity fund for the calendar year 2006 is $1,109,385. The expected benefit payments for next ten years are as follows:

	2006	2007	2008	2009	2010	2011-2015
Expected benefit payments	$457,954	$483,958	$602,818	$765,343	$981,318	$4,659,330

Pension benefits

19.1.9                   Certain directors of Patni in employment with Patni in India and Patni USA are entitled to receive pension benefits upon retirement or on termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty five and is payable to the directors or the surviving spouse. The liabilities for these pension plans are actuarially determined and periodically recognised. These plans are not funded.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

19.1.10            With regard to Patni India pension plans, the following table sets forth the plan’s funded status and amounts recognised in the Company’s consolidated balance sheet. Measurement dates used to make up benefit obligation is December 31 for each fiscal year.

At December 31,	2004	2005
Change in benefit obligation
Projected benefit obligation (“PBO”) at January 1,	$1,628,521	$1,778,033
Service cost	63,594	52,950
Interest cost	115,255	131,830
Translation loss/(gain)	79,606	(61,504)
Actuarial loss/(gain)	(108,943)	(33,237)
PBO at December 31,	1,778,033	1,868,072
Funded status	(1,778,033)	(1,868,072)
Unrecognized transition obligation	129,351	—
Unrecognized actuarial loss	185,352	137,098
Net amount recognized	(1,463,330)	(1,730,974)
Amount recognized in the consolidated balance sheets are as follows:
Accrued benefit liability (included in ‘Other liabilities’)	1,645,930	1,730,974
Intangible assets (included in ‘Other assets’)	(129,351)	—
Other comprehensive income	(53,249)	—
Net amount recognized	1,463,330	1,730,974
Accumulated benefit obligation	$1,645,930	$1,181,118

19.1.11            Key weighted average assumptions used to determine benefit obligation for Patni India pension plan were as follows:

	2004	2005
Discount rate	7.5% per annum	8% per annum
Increase in compensation levels	10% per annum	10% per annum

19.1.12            Net periodic pension cost of Patni India pension plan included the following components:

Year ended December 31,	2003	2004	2005
Service cost	$48,534	$63,594	$52,950
Interest cost	90,623	115,255	131,830
Amortization	176,390	304,885	137,066
Net pension cost	$315,547	$483,734	$321,846

19.1.13            Key weighted average assumptions used to determine net periodic pension cost for the Patni India pension plan were as follows:

Year ended December 31,	2003	2004	2005
Discount rate	7.5% per annum	7.0% per annum	7.5% per annum
Rate of compensation increase	10% per annum	10% per annum	10% per annum

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

19.1.14            With regard to Patni USA pension plan, the following table sets forth the plan’s funded status and amounts recognised in the Company’s consolidated balance sheet. Measurement dates used to make up benefit obligation is December 31 for each fiscal year.

At December 31,	2004	2005
Change in benefit obligation
Projected benefit obligation (“PBO”) at January 1,	$4,302,962	$4,739,647
Service cost	139,182	117,766
Interest cost	217,259	234,240
Translation loss/(gain)	206,843	(187,253)
Actuarial loss	(126,599)	812,130
PBO at December 31,	4,739,647	5,716,530
Funded status	(4,739,647)	(5,716,530)
Unrecognized transition obligation	277,115	—
Unrecognized actuarial loss	834,396	1,162,636
Net amount recognized	(3,628,136)	(4,553,894)
Amount recognized in the consolidated balance sheets are as follows:
Accrued benefit liability (included in ‘Other liabilities’)	4,387,503	4,553,894
Intangible assets (included in ‘Other assets’)	(277,115)	—
Other comprehensive income	(482,252)	—
Net amount recognized	3,628,136	4,553,894
Accumulated benefit obligation	$4,387,503	$4,294,919

19.1.15            Key weighted average assumptions used to determine benefit obligation for Patni USA pension plan were as follows:

	2004	2005
Discount rate	5% per annum	5% per annum
Increase in compensation levels	10% per annum	10% per annum

19.1.16            Net periodic pension cost of Patni USA pension plan included the following components:

Year ended December 31,	2003	2004	2005
Service cost	$104,201	$139,182	$117,766
Interest cost	236,161	217,259	234,240
Amortization	555,468	948,731	713,714
Net pension cost	$895,830	$1,305,172	$1,065,720

19.1.17            Key weighted average assumptions used to determine net periodic pension cost for the Patni USA pension plan were as follows:

Year ended December 31,	2003	2004	2005
Discount rate	7.5% per annum	5.0% per annum	5.0% per annum
Rate of compensation increase	10% per annum	10% per annum	10% per annum

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

19.1.18            As the assumed rates for the above defined benefit plans have a significant effect on the amounts reported, the management has assessed these rates as comparable with prevalent industry standards and its projected long-term plans of growth.

Provident fund

19.1.19            All employees of Patni receive provident fund benefits through a defined contribution plan in which both the employee and employer make monthly contributions to the plan at 12% each of the covered employee’s defined portion of salary. The Company has no further obligations under the plan beyond monthly contribution. Patni contributes to the Provident Fund Plan maintained by the Government of India.

19.1.20            Patni contributed $1,682,111, $1,765,281 and $2,613,644 to the Provident Fund Plan in 2003, 2004 and 2005 respectively.

20                                       Segment Information

20.1.1                   SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, establishes standards for the way enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations relate to providing IT services and solutions, delivered to customers operating in various industry segments. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these consolidated financial statements. Secondary segmental reporting is performed on the basis of the geographical location of the customers. The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information, and are set out in the summary of significant accounting policies.

20.1.2                   Industry segments of the Company comprise financial services, insurance services, manufacturing companies, telecommunications, technology services (comprising Independent Software Vendors and Product Engineering) and others such as energy and utilities, retail, logistics and transportation and media and entertainment. The Company evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

20.1.3                   Patni’s geographic segmentation is based on location of customers and comprises United States of America (‘USA’), Europe, Japan, India and Others. Revenue in relation to geographic segments is categorized based on the location of the specific customer entity for which services are performed irrespective of the customer entity that is billed for the services and whether the services are delivered onsite or offshore. Categorization of customer related assets and liabilities in relation to geographic segments is based on the location of the specific customer entity which is billed for the services. Substantial portion of Patni’s long lived assets are located in India.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

Industry segments

Particulars	Financial services	Insurance	Manufacturing	Telecom	Independent Software Vendor	Product Engineering	Others	Total
	December 31, 2003
Revenues	$46,593,044	$83,354,549	$85,427,348	$336,789	$17,096,775	$5,622,316	$12,612,587	$251,043,408
Accounts receivables, net	9,457,057	13,833,091	22,870,818	53,510	4,190,940	1,470,574	4,738,726	56,614,716
Billings in excess of cost and estimated earnings on uncompleted contracts	(156,555)	(457,802)	(824,427)	—	(181,759)	—	(480,439)	(2,100,982)
Advance from customers	(246,356)	—	(14,700)	—	—	—	(5,439)	(266,495)
Cost and estimated earnings in excess of billings on uncompleted contracts	443,615	920,753	1,948,642		1,627,590	167,586	719,159	5,827,345
	December 31, 2004
Revenues	$62,707,961	$107,001,559	$92,417,807	$8,491,468	$19,344,147	$15,110,938	$21,507,744	$326,581,624
Accounts receivables, net	8,689,913	19,223,898	24,818,665	6,198,845	3,662,373	3,348,753	6,062,466	72,004,913
Billings in excess of cost and estimated earnings on uncompleted contracts	(55,182)	(946,385)	(831,123)	(99,408)	(27,576)	(477,791)	(408,881)	(2,846,346)
Advance from customers	—	(66,734)	(21,605)	—	(47,130)	—	(2,570)	(138,039)
Cost and estimated earnings in excess of billings on uncompleted contracts	2,014,083	1,202,844	4,553,774	1,992,678	2,062,245	1,768,014	1,639,802	15,233,440
	December 31, 2005
Revenues	$72,185,157	$124,885,014	$98,655,217	$68,860,317	$22,514,511	$33,923,596	$29,308,120	$450,331,932
Accounts receivables, net	13,627,715	16,468,689	17,230,008	9,089,355	3,739,578	7,606,416	6,659,400	74,421,161
Billings in excess of cost and estimated earnings on uncompleted contracts	(188,409)	(383,407)	(758,503)	(451,553)	(69,075)	(208,069)	(291,330)	(2,350,346)
Advance from customers	(1,208,504)	(94,910)	(71,927)	—	(1,688)	—	(12,928)	(1,389,957)
Cost and estimated earnings in excess of billings on uncompleted contracts	2,577,862	5,148,267	3,553,636	9,163,047	1,624,411	3,007,721	1,019,150	26,094,094

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

Geographic segments

Particulars	USA	Europe	Japan	India	Others	Total
	December 31, 2003
Revenues	$222,948,060	$18,217,653	$7,209,171	$428,658	$2,239,866	$251,043,408
Accounts receivables, net	48,301,639	7,058,362	38,487	248,441	967,787	56,614,716
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,787,435)	(142,014)	(98,674)	(49,320)	(23,539)	(2,100,982)
Advance from customers	(151,476)	(83,873)	—	(5,948)	(25,198)	(266,495)
Cost and estimated earnings in excess of billings on uncompleted contracts	3,369,320	941,398	1,380,961	63,496	72,170	5,827,345
	December 31, 2004
Revenues	$286,720,168	$25,690,385	$11,029,442	$726,011	$2,415,618	$326,581,624
Accounts receivables, net	62,053,958	8,433,786	366,978	132,587	1,017,604	72,004,913
Billings in excess of cost and estimated earnings on uncompleted contracts	(2,806,346)	(28,339)	(2,813)	(8,848)	—	(2,846,346)
Advance from customers	—	(132,431)	—	(5,608)	—	(138,039)
Cost and estimated earnings in excess of billings on uncompleted contracts	10,463,077	2,245,047	2,205,617	84,647	235,052	15,233,440
	December 31, 2005
Revenues	$381,887,038	$41,055,863	$19,362,908	$1,442,292	$6,583,831	$450,331,932
Accounts receivables, net	59,329,356	11,315,359	2,204,954	167,705	1,403,787	74,421,161
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,456,655)	(731,554)	(162,137)	—	—	(2,350,346)
Advance from customers	(1,333,823)	—	—	(2,021)	(54,113)	(1,389,957)
Cost and estimated earnings in excess of billings on uncompleted contracts	20,216,375	2,424,521	2,846,253	149,507	457,438	26,094,094

20.1.4                   One customer accounted for 41%, 32% and 22% of the total revenues for the year ended December 31, 2003, 2004 and 2005 respectively. Net receivables from this customer as at December 31, 2004 and 2005 amounted to 37% and 21% of the total net receivables respectively. The revenues from this customer were across all the industry segments of the Company. Another customer in the Insurance industry segment accounted for 17%, 15% and 12% of the total revenues for the years ended December 31, 2003, 2004 and 2005 respectively. Net receivables for this customer as at December 31, 2004 and 2005 amounted to 6% and Nil of the total net receivables respectively.

21                                       Foreign exchange (gain)/loss

Aggregate foreign exchange (gain)/loss for the years ended December 31, 2003, 2004 and 2005 amounted to ($171,574), $2,081,800 and $4,218,141 respectively. Foreign exchange loss amounting to $Nil, $Nil and $2,524,996 for the years ended December 31, 2003, 2004 and 2005 respectively, have been included in “Other (expense)/income, net” in the consolidated statements of income.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

22                                       Earnings per share

A reconciliation of the common shares used in the computation of basic and diluted earnings per share is set out below:

Years ended December 31,	2003	2004	2005
Common shares
Weighted average number of shares outstanding	111,420,849	123,066,042	125,736,592
Effect of dilutive equivalent shares-stock options outstanding	—	1,018,950	1,721,040
Weighted average number of equity shares and dilutive equivalent shares outstanding	111,420,849	124,084,992	127,457,632

23                                       Related party transactions

23.1.1                   Patni has various transactions with related parties, such as PCS Technology Ltd. (‘PCSTL’), formerly known as PCS Industries Ltd., PCS Cullinet, PCS Finance, Ashoka Computers, (affiliates), various companies of the GE group (‘GE’) which is a significant shareholder in Patni, directors of Patni and their relatives.

Revenues

23.1.2                   Patni USA sells computer hardware to PCSTL. Such sales during the years ended December 31, 2003, 2004 and 2005 amounted to $37,729 , $8,974 and $Nil respectively.

Expenses

23.1.3                   Patni has taken certain residential properties under operating leases from certain affiliates and the Patni family. The rentals and other incidental charges incurred for the same were $259,138, $289,964 and $266,325 for the years ended December 31, 2003, 2004 and 2005 respectively. Amounts outstanding as at December 31, 2004 and 2005 is $39,708 and $18,150 respectively. Outstanding security deposits under the operating leases placed by Patni with affiliates and the Patni family at December 31, 2004 and 2005 were $297,510 and $251,569 respectively.

23.1.4                   Patni has given donations to a public charitable trusts, the trustees of which include a director of the Company and his relatives. The donations paid during the years ended 2003, 2004 and 2005 were $53,712 , $55,199 and $56,699 respectively.

Due from employees

23.1.5                   Patni grants personal loans to eligible employees, either for housing or personal purposes. Personal loans include loans for vehicle purchase and other individual employee needs. Such loans are repayable in equal installments over periods ranging from 6 - 60 months. Interest on these loans is charged at 7.5% - 9%. Loans outstanding at December 31, 2004 and 2005 were $86,453 and $56,662 respectively.

23.1.6                   Patni USA, Patni UK, Patni GmbH and Cymbal and its subsidiaries grant personal loans to employees as well as advances to meet initial conveyance and living expenses. Such loans and advances are repayable over periods ranging upto 60 months and 6 months respectively. Interest

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

charged on these loans and advances ranged from 0% to 10%. Balance outstanding of such loans and advances at December 31, 2004 and 2005 were $1,159,387 and $1,252,682 respectively.

Employees execute promissory notes for the amount advanced along with a guarantor’s agreement as collateral. In the case of long term housing loan, the original house deed is sought to be deposited with the Company as collateral, in addition to the guarantor’s agreement.

Transactions with General Electric (“GE”)

23.1.7                   Patni USA, Patni UK and Patni GmbH sell software services to various companies of the GE group. Sales to GE during the years ended December 31, 2003, 2004 and 2005 amounted to $103,402,102, $103,440,511 and $99,359,172 respectively. This amounts to 41%, 32% and 22% of the total revenue for the years ended December 31, 2003, 2004 and 2005 respectively. Net receivables from various GE companies as at December 31, 2004 and 2005 amounted to $26,429,295 and $15,673,490 respectively. This amounted to 37% and 21% of the total net receivables as at December 31, 2004 and 2005 respectively.

23.1.8                   GE charges Patni and Patni USA for data link connections. Data link charges for the years ended December 31, 2003, 2004 and 2005 amounted to $615,587, $1,165,610 and $933,475 respectively. Amount payable to GE at December 31, 2004 and 2005 on account of data link charges amounted to $247,165 and $229,728 respectively.

Transactions with secondary shareholders

23.1.9                   During the year ended December 31, 2004, the Company incurred $1,021,096 as IPO related expenses on behalf of the secondary shareholders. During the year ended December 31,2005, the Company paid $491,965 for IPO related expenses on behalf of the secondary shareholders. The secondary shareholders have reimbursed the Company for such amount subsequent to the year end.

Guarantees

23.1.10            Patni has issued a counter guarantee on behalf of PCSTL aggregating Rs. 150,000,000 ($3,328,156) to a bank as of December 31, 2005. The guarantee was issued on August 30, 1997 and is a continuing guarantee for the credit limits allowed by the bank to PCSTL. The amounts under this guarantee are payable on demand. Further, the guarantee provides that until the bank has been repaid all amounts due therein, Patni will take no steps to enforce any right or claim against PCSTL for any reimbursement in respect of amounts paid by Patni to the bank.

24                                       Line of Credit

24.1.1                   The Company has a Line of Credit of Rs.140,000,000 ($3,106,279) as of December 31, 2005 from its bankers for export credit requirements such as Packing Credit, Export Bill Discounting or Post Shipment Loan which have a maximum tenor of 180 days which can be rolled forward. This includes an inner limit of Rs.40,000,000 ($887,508) for working capital requirements such as Overdraft or Working Capital Demand Loan, which has a repayment period of 365 days for loans and 1 day for Overdraft. The Company also has a limit for issuance of Bonds and Guarantees of Rs.70,000,000 ($1,553,140) for financial guarantees favoring the Government of India and other authorities which have a repayment period of 36 months (including claim period). This limit is

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

interchangeable with Letters of Credit, which have a repayment period of 365 days. The line of credit bears interest as negotiated with the bank from time to time. The facilities are secured by accounts receivables of the company and contain financial covenants and restrictions on indebtedness. The Company was in compliance with financial covenants and restrictions during the year.

25                                       Commitments and Contingencies

25.1.1                   The Company is obliged under a number of contracts relating to capital expenditure. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated $25,483,547 and $22,427,362 at December 31, 2004 and 2005 respectively.

25.1.2                   Guarantees given by a bank on behalf of Patni amounted $355,507 and $399,630 as at December 31, 2004 and 2005 respectively and letter of credit issued by bank was $57,389 and $547,414 as at December 31, 2004 and 2005 respectively.

25.1.3                   Certain income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that Patni expects to be material in relation to its business.

26                                       Fair value of financial instruments

26.1.1                   The fair value of Patni’s current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months. The fair value of capital lease obligations has been estimated by discounting cash flows based on current rate available to the Company for similar types of borrowing arrangements. The fair value and carrying value of capital lease obligations is set out below:

Capital lease obligations	Fair Value	Carrying value
At December 31, 2004	$629,140	$656,828
At December 31, 2005	$668,283	$705,863

27                                       Subsequent Event (Unaudited)

27.1.1                   In conjunction with the IRS examination of the fiscal 2001 and 2002 which has been finalized, the Company expects to revise its previous tax estimates and take an additional charge of approximately $13,060,000 in 2006.

27.1.2                   The Company is currently cooperating with the US Department of Labor with respect to compliance matters on past and present international labor practices. The Company estimates the liability to be up to $2 million.

27.1.3                   The shareholders of the Company approved a final dividend of Rs. 2.50 ($0.05) per equity share at its Annual General Meeting held on June 21, 2006. The dividend tax on the distribution amounted to Rs.50,733,000 ($1,105,294)