Form 20-F
period 2006-12-31
Patni Computer Systems LTD
filed 2007-06-29
CIK 1324503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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

+91 22 6693 0500

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:

American Depositary Shares, each representing two equity shares, par value Rs.2 per share. Equity shares, par value Rs. 2 per share*
* Not for trading but only in connection with Registration of the ADSs

Name of each exchange on which registered: New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not applicable

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006 was:

Equity shares:  138,281,853

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   ☐      Item 18   ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES   ☐      NO   ☒.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

Unless otherwise stated in this Annual Report or unless the context otherwise requires, references in this Annual Report on Form 20-F, or “Annual Report” to:

•       “we,” “us,”, “our”, “our company” and “Patni” refer to Patni Computer Systems Limited and its consolidated subsidiaries;

•       “India” refers to the Republic of India;

•       “Indian rupees,” “rupees” and ”Rs.” are to the legal currency of India and all references to “U.S. dollars,” “dollars” and ”$” are to the legal currency of the United States; and

•       a particular “fiscal” year are to our fiscal year ended December 31 of such year.

The financial statements have been prepared using U.S. dollars as the reporting currency. In addition for your convenience, this Annual Report contains translations of certain Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all.

Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the noon buying rate in the City of New York on December 31, 2006 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on December 31, 2006 was Rs. 44.11 per $1.00.

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

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in “Item 3.D. Key Information—Risk Factors”. These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievement.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected financial data

The selected consolidated historical financial data set forth below should be read in conjunction with our consolidated financial statements, the notes to those statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The selected data presented below under the captions “Statement of Income Data”, “Balance Sheet Data” and “Cash Flow Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2006, are derived from our consolidated financial statements (except for cash dividend per equity share) and have been prepared and presented in accordance with U.S. GAAP. The consolidated financial statements as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and the audit report thereon, are included elsewhere in this Annual Report. Historical results are not necessarily indicative of the results to be expected for any future period.

	Fiscal Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except share data)
Statement of Income Data
Revenues	$92,416	$147,641	$223,141	$350,973	$494,448
Revenues from a significant shareholder	95,858	103,402	103,441	99,359	84,403
Cost of revenues	108,629	157,473	202,462	288,481	370173
Gross Profit	$79,645	$93,570	$124,120	$161,851	$208,678
Selling, general and administrative	39,533	50,065	61,195	89,729	111,456
Foreign exchange (gain) loss, net	(317)	(172)	2,082	1,693	2,748
Operating Income	$40,429	$43,677	$60,843	$70,429	$94,474
Interest and dividend income	706	1,574	4,223	4,190	10,088
Interest expenses	(1,114)	(2,146)	(2,083)	(2,044)	(2,840)
Gain on sale of investments, net	391	1,278	144	1,128	1,679
Other income (expenses), net	(404)	(2,025)	(3,693)	966	3,541
Change in fair value of put option	—	1,186	—	—	—
Income before income taxes	$40,008	$43,544	$59,434	$74,669	$106,942
Income taxes	8,491	10,240	12,886	13,802	47,692
Cumulative effect due to change in accounting principle due to adoption of SFAS No. 150	—	3,274	—	—	—
Net income	$31,517	$36,578	$46,548	$60,867	$59,250
Earnings per share, basic & diluted
Income before cumulative effect of a change in accounting principle (basic and diluted)		$0.30
Cumulative effect of a change in accounting principle (basic and diluted)		0.03
Net Income : Basic	$0.32	$0.33	$0.38	$0.48	$0.43
Diluted	$0.32	$0.33	$0.38	$0.48	$0.43
Weighted average number of common shares used in computing earnings per share
—Basic	99,059,168	111,420,849	123,066,042	125,736,592	137,957,477
—Diluted	99,059,168	111,420,849	124,084,992	127,457,632	138,904,860
Cash dividend per equity share	$0.008	$0.009	$0.025	$0.046	0.057

	At December 31,
	2002	2003	2004	2005	2006
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$32,801	$47,940	$77,143	$148,820	$46,510
Investments in securities	35,341	49,245	85,623	141,776	246,016
Total assets	163,016	226,084	373,063	553,886	640,341
Capital lease obligations	301	357	391	416	391
Redeemable share capital	117,373	—	—	—	—
Total shareholders’ equity	758	154,832	273,227	439,029	508,593

	Fiscal Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands)
Cash Flow Data
Net cash provided by (used in):	$50,159	$41,382	$47,792	$73,058	$59,091
Operating activities	(46,112)	(27,816)	(85,484)	(111,750)	(155,426)
Investing activities	3,369	(1,165)	61,423	111,875	(7,106)
Financing activities	12,849	13,742	21,591	53,282	48,620
Capital expenditures

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

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Year	Average(1)	High	Low	Period-End
2002	Rs. 48.63	Rs. 49.07	Rs. 47.96	Rs. 48.00
2003	46.59	48.10	45.29	45.55
2004	45.26	46.45	43.27	43.27
2005	44.00	46.26	43.05	44.95
2006	45.19	46.83	43.89	44.11
2007 (through June 25, 2007)	42.56	44.49	40.14	40.73

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

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

	High	Low
December 2006	44.70	44.11
January 2007	44.49	44.07
February 2007	44.21	43.87
March 2007	44.43	42.78
April 2007	43.05	40.56
May 2007	41.04	40.14
June 2007 (through June 25, 2007)	40.82	40.27

On update as most recent practicable date prior to filing) the noon buying rate in the city of New York was Rs. 40.73 per $1.

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

We derive a significant portion of our revenues from a limited number of clients in a few select industries. In 2004, 2005 and 2006 our largest client and one of our shareholders, General Electric, accounted for 31.7%, 22.1% and 14.6% of our revenues and our second largest client accounted for 14.9%, 11.5% and 9.6% of our revenues. In 2004, 2005 and 2006, our top ten clients accounted for 69.0%, 59.3% and 53.1% of our revenues. As a result of our reliance on a limited number of clients, we may face pricing and other competitive pressures. The volume of work performed for specific clients is likely to vary from year to year, especially since we are not the exclusive external service provider for our clients. In addition, there are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. For example, our clients may decide to reduce spending on IT services or sourcing from us due to a challenging economic environment and other factors, both internal and external, relating to their business such as restructuring or supplier rationalizations. The loss of any one of our major clients, a decrease in the volume of work they outsource to us or a decrease in the price at which we sell our services to them could adversely affect our revenues.

Our client contracts, including those with our two largest customers, typically can be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

Our clients typically retain us through non-exclusive master services agreements, or MSAs. Most of our client project contracts, including those that are on a fixed-price and fixed-price service level agreement, or SLA, basis, can be terminated with or without cause, with 0 to 90 days notice and without termination-related penalties. Our MSAs typically do not include any commitment by our clients to give us a specific volume of business or future work. Additionally, certain of our MSAs do not require the client to make payments for any services or work product reasonably deemed unacceptable to the client. Our business is dependent on the decisions and actions of our clients, many of which are outside our control, which might result in the termination of a project or the loss of a client and we could face liabilities as a result of such termination. Our clients may demand price reductions, change their outsourcing strategy by limiting the number of suppliers they use, moving more work in-house or to our competitors or replacing their existing software with packaged software supported by licensors. Any of these decisions or actions could adversely affect our revenues and profitability.

Our revenues are highly dependent on clients located in the United States. Economic slowdowns or factors that affect the economic health of the United States may adversely affect our business.

In 2004, 2005 and 2006, approximately 87.8%, 84.8% and 80.8% of our revenues were derived from clients located in the United States. Any economic slowdown in the United States may result in our clients reducing or postponing their technology spending significantly, which may in turn lower the demand for our services.

Our clients operate in a limited number of industries. Factors that adversely affect these industries or IT spending by companies within these industries may adversely affect our business.

We derive a large proportion of our revenues from clients which operate in a limited number of industries. In 2004, 2005 and 2006, we derived 32.8%, 27.7% and 23.2% of our revenues from the insurance industry, 28.3%, 21.9% and 21.7% of our revenues from the manufacturing industry, 2.6%, 15.3% and 18.9% of our revenues from the telecommunications industry, and 19.2%, 16.0% and 15.3% of our revenues from the financial services industry. Any significant decrease in IT services spending by clients in these industries or other industries from which we derive significant revenues in the future may reduce the demand for our services. Further, any significant decrease in the growth of the insurance, manufacturing, financial services or telecommunications industries, or significant consolidation in those industries, or any decrease in growth or consolidation in other industry segments in which we operate, may reduce the demand for our services.

We face intense competition for employees in our market. Our success depends in large part upon our highly skilled software professionals and our ability to attract and retain these personnel.

Our ability to execute projects and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly-skilled software professionals, particularly project managers and other mid-level professionals. Our attrition rates have been high due to a highly competitive labor market in India and have increased significantly in 2006 compared to the prior years. Our attrition rates were 19.4%, 20.1% and 28.5% in 2004, 2005 and 2006. We define our attrition rate as the ratio of the number of employees that have left us during a defined period to the average number of employees that are on our payroll during such period.

We invest in training the professionals that we hire to perform the services we provide. These professionals are often targeted by the lateral recruitment efforts of our competitors. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects may be impaired and our revenues could decline. In addition, we may not be able to expand our business effectively. We believe that there is significant worldwide competition for software professionals with the skills necessary to perform the services we offer, including from non-Indian, international service providers such as Accenture Limited, or Accenture, and International Business Machines Corporation, or IBM. Additionally, we may not be able to redeploy and retrain our software professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences. For 2006, the attrition rate appears higher as compared to 2005 because we made a decision not to add to our headcount and utilized our existing resources to support growth during such period.

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

In the eight quarters ended December 31, 2006, our quarterly revenue growth varied from 1.7% to 10.2% and during the same period our operating income as a percentage of revenues also varied significantly. As a large part of any quarter’s revenues are derived from existing customers, revenue growth can vary due to project start and stops and customer-specific situations. Operating income variation is due to various factors such as changes in compensation, which are typically effected in the second quarter and reduce our operating margin in such quarter; changes in our use of onsite subcontractors, with higher usage in any quarter leading to lower operating income; changes in the ratio of onsite and offshore services, with higher offshore revenues enhancing the particular quarter’s operating income; changes in utilization of resources, with lower utilization leading to reduction in operating income; and changes in foreign exchange rates. We also experience variations in immigration costs.

Factors which affect the fluctuation of our revenues, expenses and profits include:

•       ariations, expected or unexpected, in the duration, size, timing and scope of our projects, particularly with our major clients;

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

We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves related to future events, our effective tax rate in a given financial statement period may be materially affected. During 2006, we reached a settlement with the IRS, relating to our tax returns for our US operations for 2001 and 2002. IRS has also commenced, but not yet completed, a tax review of our U.S. operations for the years 2003 and 2004. Pursuant to the settlement, we revised our tax provisions for 2001 and 2002 and recomputed our tax provision for 2003, 2004 and 2005. This revision, representing changes in estimates, has resulted in an additional charge of approximately $14.1 million in our financial statements for the year ended December 31, 2006. Additionally, the consequential interest and deferred tax charge in an amount of $6.0 million has been accrued in our financial statements for the year ended December 31, 2006. As the IRS review for 2003 and 2004 is still in progress, we cannot currently assess whether this review may result in increased tax liability.

Our total income tax liability for the year ended December 31, 2006 was $47.7 million, of which $30.3 million resulted from provisioning due to reassessment of our payroll and corporate tax obligations for our international operations. We experienced a decline in net income, which decreased from $60.9 million in 2005 to $59.3 million in 2006.

Our earnings may be adversely affected if we receive an adverse determination resulting from a review on compliance matters relating to our past and present international labor practices.

We are currently cooperating with the US Department of Labor with respect to compliance matters related to our past and present labor practices. We have estimated and provided for liability of $2.6 million as of March 31, 2007. Any adverse finding from this review could adversely impact our earnings.

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

We have experienced significant growth in recent years. Our revenues have grown at a compound annual growth rate or CAGR, of 32.4% from $188.3 million in 2002 to $578.9 million in 2006. The total number of our employees has grown from 5,570 as of December 31, 2002 to 12,804 as of December 31, 2006.

Our operations have also expanded in recent years through the development, enhancement and acquisition of new service offerings and industry expertise, and the broadening of our geographic presence. Specifically, we:

•       augmented our offerings in our service lines in business process outsourcing, product engineering, infrastructure management services and quality assurance;

•       gained expertise and operations in the provision of services to clients in the telecommunications industry through our acquisition of Patni Telecom Solutions, Inc. or Patni Telecom (formerly Cymbal);

•       expanded our expertise and operations in our product engineering technology practices;

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

We have been expanding the nature and scope of our engagements by extending the breadth of our practices and the services we offer. The success of our new practices and service offerings is dependent, in part, upon demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. We cannot be certain that we will be able to attract existing and new clients for such new services or effectively meet our clients’ needs.

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

We expect to invest approximately $150 million to $175 million in capital expenditures through 2008, which is a significant increase from our past capital expenditures. Most of the new spending will be for construction of new facilities and physical infrastructure. However, we may not receive the benefits that we expect from our investment in these facilities. Further, we may encounter cost overruns or project delays in connection with new facilities. These expansions will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We are subject to risks arising from exchange rate fluctuations.

Although our functional currency is the Indian rupee, we transact a significant portion of our business in several other currencies, particularly the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, payables and other foreign currency assets and liabilities. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future. In 2004, 2005 and 2006, our dollar denominated revenues represented 94.3%, 90.3% and 87.1% of our total revenues respectively.

A significant portion of our expenses, comprising the cost of revenues and selling, marketing and general administrative expenses, are and will continue to be denominated and incurred in Indian rupees. In 2004, 2005 and 2006, rupee costs represented 37.6%, 39.1% and 37.0% of these cost of revenues and selling, marketing and general administrative expenses. Therefore, changes in the exchange rate between the rupee and other currencies, especially with respect to the U.S. dollar, may have a material adverse effect on our revenues, other income, cost of services, operating costs and net income, which may in turn have a negative impact on our business, operating results and financial condition. On December 31, 2006, the exchange rate per U.S. dollar was Rs. 44.11 compared to Rs. 44.95 on December 31, 2005 and Rs. 43.27 on December 31, 2004. On June 25, 2007, the exchange rate per US$ was Rs. 40.73. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future.

We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing derivative instruments such as foreign exchange forward contracts and net written options to cover a portion of outstanding accounts receivables. As of December 31, 2006, we had outstanding forward contracts in the amount of $182.6 million and outstanding currency written options in the amount of $19.5 million. We have increased our foreign currency hedging activity given the recent volatility in the value of the Indian rupee against the U.S. dollar. However, we may not be able to purchase contracts to insulate ourselves adequately from foreign currency exchange risks. In addition, any such contracts may not perform effectively as a hedging mechanism. See “Item 5. Operating and Financial Review and Prospects—Exchange Rates.”

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

We derived 40.5% and 35.2% of our revenues from fixed-price contracts in 2005 and 2006. We bear the risk of cost overruns, completion delays and wage inflation in connection with all fixed-price projects, any of which may result in a decrease in our margins from work performed on fixed-price contracts. Our revenues from fixed-price contracts also include revenues from fixed-price SLAs, which are conditioned upon our meeting predetermined performance levels. Any failure to meet such performance levels could result in a reduction in our revenues. Any failure to accurately estimate the resources and time required for a project or any failure to complete our contractual obligations at the committed performance level could adversely affect our revenues and profitability.

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

We rely on a combination of copyright, trademark and design laws, confidentiality procedures and contractual provisions to protect our intellectual property, including our brand identity. However, the laws of India may not protect intellectual property rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights. Our competitors may independently develop proprietary methodologies similar to ours or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our services or proprietary information. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly and the outcome of any such litigation cannot be guaranteed. For more information regarding our intellectual property, see “Item 4.B. Information on the Company—Business Overview—Intellectual Property.”

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

Most of our employees are Indian nationals. The ability of our software professionals to work in the United States, Europe and in other countries depends on our ability to obtain necessary visas and work permits. As of December 31, 2006, a majority of our software professionals in the United States held H-1B visas, a temporary visa which allows the employee to remain in the United States while he or she remains an employee of the sponsoring firm, and L-1 visas, an intra company transfer visa allowing managers and executives or employees with specialized knowledge to stay in the United States only temporarily. An H-1B visa may be granted to certain categories of persons in several “specialty occupations” including software professionals such as our employees, so long as their compensation meets annually adjusted minimums. Those adjustments may force increases in the salaries we pay to our employees with H-1B visas, resulting in lower profit margins. Although there is currently no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that may be approved by the United States government in any fiscal year. Such annual limit is fixed at 65,000 and has already been reached for the year 2007 (October 1, 2006 to September 30, 2007) as well as for the year 2008 (October 1, 2007 to September 30, 2008). We believe that the demand for H-1B visas will continue to be high. Further, the United States government has increased the level of scrutiny in granting visas. This may lead to limits on the number of L-1 visas granted. The U.S. immigration laws also require us to comply with other legal requirements including those relating to displacement and secondary displacement of U.S. workers and recruiting and hiring of U.S. workers, as a condition to obtaining or maintaining work visas for our software professionals working in the United States.

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

In December 2006, we received an assessment order disallowing deduction in respect of the profits earned by our various software development units, along with a demand notice for approximately Rs. 630.16 million ($14.20 million), including interest. As required by the tax authorities, we have made a payment of $2.5 million as deposit in this regard during the three months ended March 31, 2007. Additionally, a deposit of Rs. 220 million (approximately $5.4 million) is required to be paid in monthly instalments of Rs. 20 million (approximately $0.5 million) each, commencing May 2007. We have filed an appeal challenging the assessment order, which is currently pending before the income tax appellate authority. Considering the facts and nature of disallowances and based on the advice given by the our legal counsel, we believe that the disallowance is not tenable and we are confident of a favourable outcome in the appeal proceedings.

Further, provisions of the Income Tax Act of India are amended on an annual basis by enactment of the Finance Act. The Finance Bill, 2007 has marginally increased the corporate income tax rate from an effective rate of 33.66% to 33.99%. Further, it has extended the scope under fringe benefit tax to cover benefits given to employees to subscribe for shares under an employee stock option plan. The Finance Bill, 2007 has also extended the scope of service tax to cover renting, leasing or licensing of immoveable property as office building, warehouse and factories for use in business or commerce. These changes, if implemented in their current form, are likely to increase our operating expenses.

In addition, we may also be subject to changes in taxation resulting from the actions of applicable income tax authorities in India or from Indian tax laws that may be enacted. For example, we may incur increased tax liability as a result of a determination by applicable income tax authorities that the transfer price applied to transactions involving our subsidiaries and us was not appropriate.

Any increases in our effective tax rate as a result of the expiration of tax benefits we currently enjoy, changes in applicable tax laws or the actions of applicable income tax or other regulatory authorities could materially reduce our profitability. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxes.”

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

Indian takeover regulations contain certain provisions that may delay, deter or prevent a future takeover or change in control of us. These provisions may discourage a third party from attempting to take control of our company, even if a change in control would result in the purchase of ADSs at a premium to the market price or would otherwise be beneficial to our ADS holders. See “Item 10. B. Additional Information—Takeover Code.”

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

Subject to compliance with certain Indian laws and regulations, including Indian exchange control laws and regulations, we are permitted

•       to make overseas direct investments in a joint venture or wholly-owned subsidiary outside India of up to 200% of our net worth as of the date of our last audited balance sheet;

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

In certain other cases, we are required to obtain the approval of the Reserve Bank of India to acquire shares of a foreign company for cash consideration.

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

Incidents such as the terrorist attacks that occurred in the United States, India and other countries and other acts of violence or war, including those involving India, the United States or other countries, may adversely affect global equity markets and economic growth. These acts may also result in a loss of business confidence and have other consequences that could adversely affect our business, results of operations and financial condition. Travel advisories, reluctance to travel and increased visa scrutiny for travelers as a result of such attacks may have an adverse impact on our ability to operate effectively. Any of these events could adversely affect client confidence in India as an outsourcing base.

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

Since 1996, the Government of India has changed several times. The current Indian government is a coalition of many parties, some of which are communist and other far left parties in India. The withdrawal of one or more of these parties or any dispute between groups of those parties could result in political instability. Any political instability could delay or otherwise adversely affect the reform of the Indian economy and could have a material adverse effect on the market for our equity shares and our ADSs and on the market for our services.

We are vulnerable to natural disasters that could severely disrupt the normal operation of our business and adversely affect our earnings.

India is susceptible to natural disasters, including tsunamis, floods and earthquakes. On December 26, 2004, southeast Asia, including the eastern coast of India, experienced a tsunami that caused significant loss of life and property damage. While our facilities were not damaged, the tsunami struck Chennai and other areas in which we operate. Substantially all of our facilities and IT professionals are located in India including Mumbai, which has also experienced heavy flooding in recent years. If our facilities are damaged by a tsunami, flood, earthquake or other natural disaster, our global delivery capability could be interrupted or delayed significantly. Although we maintain comprehensive natural perils insurance up to policy limits our insurance coverage may not be sufficient to cover all of our potential losses. In addition, disaster management facilities in India may not be adequate to protect against potential losses. As a result, a natural disaster in India could have a material adverse effect on our business, financial condition and results of operations.

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

Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni, together with their families and entities controlled by them, and General Atlantic own 14.69%, 14.42%, 14.87% and 16.52% of our outstanding equity shares.

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

Each of the four controlling shareholders has the right to appoint one director to our board of directors so long as such controlling shareholder holds 5% or more of our equity shares. In addition, two of our directors formerly served as special advisors to General Atlantic.

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

Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency, approval from the Reserve Bank of India will have to be obtained for each such transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

An investor in our ADSs may not be able to exercise preemptive rights for additional equity shares and may thereby suffer dilution of its equity interest in us.

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

An active, liquid trading market for our ADSs may not be maintained in the long term. We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. If there is no longer any active trading market for our ADSs, or if we fail to meet eligibility requirements, we may be required to delist from the NYSE, which could adversely affect the price of our ADSs and, potentially, our equity shares. Although ADSs holders are entitled to withdraw the equity shares underlying our ADSs from our Depositary at any time, there is no public market for our equity shares in the United States.

ITEM 4.                INFORMATION ON THE COMPANY

4.A.      History and development of the Company

We were incorporated as Patni Computer Systems Private Limited on February 10, 1978 under the Indian Companies Act. We are registered with the Registrar of Companies, Pune, Maharashtra, India. Our company registration number is 11-020127 (CIN U72200MH1978PLC020127). In 1988, since our turnover exceeded prescribed limits under the then-applicable Section 43A of the Indian Companies Act, we became a deemed public company and subsequently on April 15, 1991 we were converted into a private limited company. In 1995 we once again became a deemed public company and upon the deletion of Section 43A from the Indian Companies Act, we were converted to a private limited company on June 27, 2002. We were again converted to a public limited company on September 18, 2003 and changed our name to Patni Computer Systems Limited. Our registered office is located at S-1A Irani Market Compound, Yerawada, Pune 411 006, Maharashtra, India and the telephone number of our registered office is +91 20 2669 3457.

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

Our corporate headquarters are located at Akruti Softech Park, MIDC Cross Road No. 21, Andheri East, Mumbai 400 093, India, and our North American headquarters are located at One Broadway Cambridge, MA 02142. General Atlantic made a significant investment in our company in 2002. To enhance our domain expertise in financial services and telecommunications, we made selective acquisitions such as Patni Telecom (formerly Cymbal Corporation), which we acquired in November 2004. We completed our initial public offering of equity shares in India in February 2004 and our initial offering of ADSs listed on the New York Stock Exchange in December 2005.

Our capital expenditures for 2004, 2005 and 2006 were $22.5 million, $55.4 million and $53.4 million, respectively. These capital expenditures were primarily to finance the expansion of our existing facilities as well as the construction of new facilities in India. We anticipate capital expenditures of between approximately $150 million to $175 million through 2008, principally to finance the construction of our new knowledge park facilities in Navi Mumbai and Chennai and other facilities and physical infrastructure in India. We are obliged under a number of contracts relating to capital expenditure. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated approximately $31.9 million at

December 31, 2006. We currently intend to finance our planned capital expenditure entirely from the proceeds of our ADS offering and funds generated from operations.

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

We have in-depth knowledge in our industry and technology practices. Insurance, manufacturing, telecommunications and financial services accounted for 27.7%, 21.9%, 15.3% and 16.0% of our revenues in 2005, and 23.2%, 21.7%, 18.9% and 15.3% in 2006. We also have knowledge, experience and a growing presence in other industries including retail, energy and utilities, logistics and transportation, and media and entertainment. Our technology practices offer research, design and development services for product engineering and to independent software vendors, or ISVs. Through our dedicated sales and management teams in each of our industry and technology practices, we believe we are able to provide better client service, effectively cross-sell services to our existing clients and develop new client relationships.

We have a track record of successfully developing and managing large, long-term client relationships with some of the world’s largest and best known companies. Our customer base has increased significantly from 87 clients as of December 31, 2002 to 239 clients as of December 31, 2006. Several of our key executives are located in our client geographies to better develop and maintain client relationships at senior levels. Repeat business accounted for 90.3% in 2003, 88.8% in 2004, 91.7% in 2005 and 91.5% of our revenues in 2006.

Our revenues grew from $188.3 million in 2002 to $578.9 million in 2006, representing a compound annual growth rate of 32.4%. Our net income grew from $31.5 million in 2002 to $59.3 million in 2006, representing a CAGR of 17.1%. Our total number of employees was 5,570 as of December 31, 2002 and 12,804 as of December 31, 2006. We are investing in new high-tech facilities, which we refer to as “knowledge parks”, designed for expanding our operations and training our employees. As of December 31, 2006 we had 205 sales and marketing personnel supported by dedicated industry specialists in 21 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

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

According to Gartner IT Services Worldwide forecast 2003-2010, end-user spending on IT services will grow at a 6.4% compound annual growth rate through 2010 to reach $855.6 billion, with positive growth in nearly all market segments. (Source: Forecast: IT Services, Worldwide, 2003-2010 (Update) 30 November, 2006 Ellie Babaie, Kathryn Hale, Robert De Souza, Yuko Adachi Freddie Ng .)

Increased IT outsourcing as a means to optimize costs

Businesses are outsourcing their IT requirements to better manage their IT spending and reduce costs. Outsourcing enables businesses to optimize their IT cost structures by converting a portion of their fixed costs to variable costs. Consequently, we believe outsourcing presents significant long-term growth potential. The following table shows Gartner’s worldwide forecast for core outsourcing by vertical market for 2005 to 2009.

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

According to an IDC report published in 2006, worldwide spending on offshore IT services is expected to grow from $13.1 billion in 2005 to $29.4 billion in 2010. This represents a CAGR of 17.6%. [Source : IDC Worldwide & U.S. Offshore IT Services 2006-2010 Forecast Barry Rubenstein, Jason Bremner, Marianne Kolding, Phil Hassey, Christopher Real, Vladimír Kroa, Nigel Wallis]

Growing Indian IT services sector

India is a premier source for offshore IT services.

We believe that there are several key factors favoring India:

•       High quality delivery: The development centers at several of the Indian IT services providers have been assessed at SEI-CMM Level 5;

•       Significant cost benefits: The NASSCOM 2007 Strategic Review states that India has a strong track record of delivering a significant cost advantage, with clients regularly reporting savings of 25-50% over the original cost base.

•       Abundant skilled resources: With over half the population of India aged less than 25 years, India has an abundant, highly-skilled, English-speaking labor pool. According to the NASSCOM 2007 Strategic Review, Indian educational institutions turn out approximately 4,95,000 technical graduates (including 264,000 engineering graduates), nearly 2.3 million other graduates and over 300,000 post graduates annually. NASSCOM estimates that direct employment in the IT-BPO sector in India will cross 1.6 billion this year.

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

Our Competitive Strengths

We believe our competitive strengths enable us to deliver high-quality, efficient and scalable services. These strengths include:

Focused Industry Expertise

We concentrate on industries where we believe we can generate sustained revenue growth, such as insurance, manufacturing, financial services and telecommunications. Through our extensive experience in these industries, we provide solutions that respond to technological challenges faced by our clients. For example, to enhance our domain expertise in telecommunications, we acquired Cymbal in 2004. We also focus on technology practices, specifically in product engineering and for ISVs.

Successful Client Relationships

We have demonstrated the ability to build and manage large client relationships. Our long-term relationships typically develop from performing discrete projects to providing multiple service offerings spread across the client’s businesses. For example, we have a sixteen-year relationship with our largest client General Electric, which had $84.4 million in revenues in 2006. Through our flexible approach, we believe we offer services that respond to our clients’ needs irrespective of their size. By leveraging our industry experience with our project management capabilities and breadth of technical expertise, we solidify and expand our client relationships.

Extensive Suite of IT Services

We provide a comprehensive range of IT services, including application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering, business process outsourcing and quality assurance services. Our knowledge and experience span multiple computing platforms and technologies, which enable us to address a range of business needs and to function as a virtual extension of our clients’ IT departments. We offer a broad spectrum of services in select industry sectors, which we leverage to capitalize on opportunities throughout our clients’ organizations.

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

Pursue Strategic Acquisitions

We seek to pursue selective strategic acquisitions to augment our capabilities and to address gaps in industry expertise, technical expertise, service lines and geographic coverage. We will continue to consider and seek acquisition opportunities such as Cymbal, which considerably increased our capabilities in the telecommunications sector.

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

•       data warehousing; and

•       business intelligence.

Our initiatives in this sector include application development using radio frequency identification, or RFID, technologies and business process monitoring solutions.

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

•       portfolio accounting and reporting;

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

•       multilingualization;

•       technical help desks;

•       product prototyping; and

•       regulatory compliance.

From January 1, 2007, we have combined our ISV and Product Engineering technology practices.

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

Quality and Project Management

While quality always has been an integral part of our operations at Patni, we became formally certified and assessed for quality models in 1995. We started with ISO 9000-1994, underwent SEI-CMM level 4 and 5 assessments and as of today are ISO 9001-2000 certified and are assessed for P-CMM Level 3 and SEI-CMMi Level 5. ISO 9001 is an international standard for quality management systems maintained by the International Organization of Standardization. The Capability Maturity Model (CMM) is a method for evaluating the quality of a company’s management and software engineering practices, with Level 5 being the highest attainable certification. The CMM was developed by the Software Engineering Institute (SEI) at Carnegie Mellon University. The Software Engineering Institute subsequently released a revised version known as the Capability Maturity Model Integration (CMMi). We have been using the Six Sigma Program to implement process changes including the above. We continuously strive to better our quality management system with the help of industry best practices and research findings. Our quality management system involves the review and continuous improvement of software development and related processes, testing of work products and regular internal and external quality audits. We apply sophisticated project management and solution deployment methodologies that we have developed to help ensure timely, consistent and accurate delivery of IT solutions to our clients. We were ranked highest among Indian offshore supply chain solution providers in a customer satisfaction survey conducted by Forrester Research Inc. In 2006, we were also recognized as one of ‘The Giant 100’ companies at the first CIO 100 awards in India for demonstrating excellence in deploying technology solutions to deliver optimum business value.

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

We undertake detailed periodic reviews to identify existing and prospective clients that we believe can develop into large, strategic clients. We intend to focus on adding more strategic accounts, which we define as those who provide $4.0 million or more in annual revenues or those with whom we believe we have the potential to achieve such annual revenue amounts over a 24 to 30 month period. For each strategic client, a senior executive is identified and charged with managing the overall client relationship and leading periodic reviews with the client. The number of strategic clients has grown from 17 as of December 31, 2002 to 31 as of December 31, 2006.

We have 21 sales offices across North America, Europe, Japan and rest of the Asia-Pacific region. As of December 31, 2006, we had 205 sales and marketing personnel who are supported by dedicated industry specialists. We set targets for our sales personnel at the beginning of each year, which are subject to periodic reviews. In addition to a base salary, our compensation package for sales personnel includes an incentive-based compensation plan driven by achievement of the prescribed sales targets.

Our sales and marketing professionals help promote the “Patni” brand through targeted analyst outreach programs, trade shows, white papers, sponsorships, workshops, road shows, speaking engagements and global public relations management. We believe that a stronger brand will facilitate our ability to gain new clients and to attract and retain talented professionals.

Clients

We market our services to clients located in the United States, Europe, India, Japan, the rest of the Asia-Pacific region (excluding Japan and India) and the rest of the world. A significant proportion of our revenues is derived from clients located in the United States, as illustrated in the table below:

	Fiscal year ended December 31,
	2004	2005	2006
United States	87.8%	84.8%	80.8%
Europe	7.9%	9.1%	11.6%
India	0.2%	0.3%	0.3%
Japan	3.3%	4.3%	3.8%
Asia-Pacific (excluding Japan and India)	0.4%	0.4%	2.0%
Rest of the World	0.4%	1.1%	1.5%
Total	100.0%	100.0%	100.0%

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

	Fiscal year ended December 31,
	2004	2005	2006
Insurance	32.8%	27.7%	23.2%
Manufacturing	28.3%	21.9%	21.7%
Financial Services	19.2%	16.0%	15.3%
Telecommunications	2.6%	15.3%	18.9%
Others	6.6%	6.5%	6.7%
ISV(1)	5.9%	5.0%	4.1%
Product Engineering(1)	4.6%	7.6%	10.1%
Total	100.0%	100.0%	100.0%

(1)          In January 2007, we have combined our ISV and Product Engineering technology practices.

A significant proportion of our revenues is derived from a small number of clients, as illustrated in the table below, although we believe we have successfully diversified our client base over the past three years:

	Fiscal year ended December 31,
	2004	2005	2006
General Electric	31.7%	22.1%	14.6%
State Farm Insurance	14.9%	11.5%	9.6%
Top 5 Clients	57.6%	46.8%	37.1%
Top 10 Clients	69.0%	59.3%	53.1%

The following table illustrates a breakdown of our largest clients by revenue categories on a cumulative basis:

	Fiscal year ended December 31,
	2004	2005	2006
No. of $1 million + clients	46	61	74
No. of $5 million + clients	12	19	26
No. of $10 million + clients	4	9	13
No. of $25 million + clients	2	2	3
No. of $50 million + clients	1	2	2

The General Electric Association

Our association with General Electric commenced in 1990. We provide services to a number of entities within the General Electric group of companies. For these businesses, we provide services in the areas of multi-year application support, new program development, infrastructure management, business intelligence solutions and software package implementation Our largest General Electric engagement is with GE Consumer Finance, for which we act as the preferred IT services supplier for application development and maintenance to its credit card processing business.

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

On August 3, 2006, we entered into a new master Information Technology Services Agreement with General Electric, with a term from January 1, 2007 to December 31, 2009. The terms of this agreement generally reflect the provisions described below under “Contractual Arrangements.” In addition, the agreement provides that we will support General Electric’s aim to have (i) at least 90% of all task orders under the agreement on a “fixed price” basis; (ii) no fewer than 85% of personnel assigned to work on a specific project to remain on such project; and (iii) at least 70% of work under the agreement undertaken at our offshore development centers.

General Electric became a shareholder in 2000, and its shareholding has declined from 9.99% as of December 31, 2000 to 1.9% as of March 31, 2007. See “Item 7. B. Related Party Transactions—General Electric.”

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

•       require us to maintain confidentiality relating to the client and the contract, including compliances with various laws relating to privacy and data protection;

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

Human Resources

We employed 9,661, 11,802 and 12,804 employees as of December 31, 2004, 2005 and 2006, respectively. As of December 31, 2006, we had 10,586 software professionals. Of these software professionals, 2,546 employees were categorized as onsite and 8,040 as offshore. The geographic breakdown for our employees as of December 31, 2006 is as follows:

Location	Number of Employees
India	10,009
North America	2,329
Rest of World	466

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

Recruitment

We have developed processes to evaluate and recruit large numbers of talented employees. Our hiring is driven by an annual budgeting process, which is monitored and adjusted on a monthly basis based on business visibility. We recruit talent from premier universities, colleges and institutes in India, including the Indian Institutes of Technology, known as IITs, regional engineering colleges, or RECs, and Indian Institutes of Management, or IIMs. For our offshore facilities located in India, our campus recruiting team visited over 149 campuses in 2006. Our rigorous selection process involves a series of activities including case interviews and technical and psychometric tests. We have a similarly competitive recruitment program for our lateral hires. All new hires are inducted into our organization through a structured program, which involves extensive training as well as mentoring.

Our software employees are highly-skilled and have diverse educational backgrounds. As of December 31, 2006, graduate engineers comprised 66.8%, post graduate engineers comprised 5.6%, employees with masters degrees in computer applications or computer management comprised 13.8% and employees with a masters in business administration and equivalent qualifications comprised 4.3% of our software professionals. Other degrees comprised 9.2% of our software professionals. We believe that we have a balanced mix of experience with approximately 44.8%, 25.1% and 30.0% of our software professionals with work experience of under 3 years, 3 to 6 years and over 6 years, respectively, as of December 31, 2006.

Training and Development

We are committed to investing in training programs to continually enhance the capabilities of our employees. We have a transparent evaluation system for tracking performance and identifying potential that results in individual development plans that help build capabilities and recognize preferences of our employees. We offer our employees multiple avenues and choices for personal and professional growth, including several distinct career paths. In addition, our innovative program, “Leadership Excellence at Patni”, communicates leadership attributes and helps us identify and develop future leaders necessary for our growth. Our training plans are personalized and address both technical and soft-skill requirements. For each software professional, we plan a minimum of 10 working days of training per year. As of December 31, 2006, we had over 30 faculty members in our training division, 10 dedicated classrooms, 8 computer labs and 11 online labs.

Compensation

Our software professionals currently receive salaries and benefits which we believe are competitive in the industry. We adjust our compensation packages annually based on industry salary correction, compensation surveys and individual performance. Compensation also includes a variable component which is linked to our performance as a company. Senior employees are eligible for variable compensation depending upon attainment of pre-defined quarterly objectives. Our employees are also eligible for stock option grants. For more information on the terms of our stock option plan, see “Item 6. E. Directors, Senior Management and Employees—Share Ownership—Employee Stock Option Plan.”

Retention

We endeavor to provide a challenging and entrepreneurial work environment and multiple growth opportunities for our employees. This includes an annual salary review, the implementation of the “Leadership Excellence At Patni” program, the introduction of skill-related bonuses, the creation of an online grievance redressal mechanism, rotation into growth opportunities, higher employee contacts and the adoption of an employee stock option plan in June 2003, which was amended in June 2006 to enable us to issue ADR linked options to our employees. Through the various programs described above, we seek to identify and develop high-performers early in their careers. The first phase of our scalable knowledge park, a high-tech business facility fitted with lifestyle amenities for our employees, is ready and under partial occupation.

In line with the Indian IT industry, none of our employees are represented by a union. We believe we have positive relations with our employees.

Seasonality

Our IT services business is not affected by seasonality.

Government Regulation

Regulation of our business by the Indian government affects our business in several ways. Currently, we benefit from tax holidays given by the Government of India for the export of IT services from specially designated software technology parks, or STPIs, and special economic zones, or SEZs, in India. These tax incentives currently include a 10-year holiday from the payment of Indian corporate income tax for the operations of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services. As a result of these two tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. However, on December 31, 2006, we received an assessment order together with a notice of demand from the Income Tax Officer (Technical)-II, Pune, India in connection with the assessment of our income tax return for the assessment year ended March 31, 2004. The assessment order has among other things disallowed our claim for income tax deduction under Section 10A of the Income Tax Act, 1961 for various of our software development units located in India and raised a demand of Rs. 630.16 million (inclusive of interest), or approximately US$ 14.20 million. On January 22, 2007 we filed an appeal challenging the assessment order before the Commissioner (Appeals). As required by the tax authorities, we have made a payment of $2.5 million as deposit in this regard during the three months ended March 31, 2007. Additionally, a deposit of Rs. 220 million (approximately $5.4 million) is required to be paid in monthly instalments of Rs. 20 million (approximately $0.5 million) each, commencing May 2007.

The aggregate benefit of these tax holidays and deductions with respect to our net income was $20.6 million, $19.0 million and $25.3 million for 2004, 2005 and 2006, respectively. Our current tax holidays for STPI units expire in stages by 2009 and our partial taxable income deduction for profits derived from exported IT services expired in March 2005. The tax benefits available for some of our facilities have expired and certain others will expire upon completion of 10 years, however the tax holiday for the export of IT service will expire on March 31, 2009. Consequently, we expect our effective tax rate to increase.

We are also subject to other government regulations, including those relating to acquisition of foreign securities, raising capital outside India and conversion of our equity shares into ADSs.

Please see “Item 10. Additional Information”, as well as “Item 3. D. Key Information—Risk Factors” for additional information on the effects of governmental regulation of our business.

Intellectual Property

We rely on a combination of copyright, trademark and design laws, confidentiality procedures and contractual provisions to protect our intellectual property, including our brand identity. We currently do not have any patents. We have registered our trademark and servicemark “Patni” in the U.S., U.K., Germany, Sweden, Japan, Singapore, Korea, Australia, Canada, the Netherlands and in Class 9 and 16 in India and have applied to register our trademark and/or service mark in India (in other classes) and China . However, we cannot guarantee that our applications will be successful or that our efforts to protect our intellectual property will be adequate.

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

4.C. Organizational structure

We have the following direct and indirect subsidiaries as of December 31, 2006, all of which are wholly-owned:

Name	Country of Incorporation
Patni Computer Systems, Inc.	USA
Patni Computer Systems (UK) Limited	UK
Patni Computer Systems GmbH	Germany
Patni Telecom Solutions Inc.(1)	USA
Patni Telecom Solutions Private Limited(2)	India
Patni Telecom Solutions (UK) Limited(2)	UK

(1)          Owned through Patni Computer Systems, Inc.

(2)          Wholly-owned subsidiary of Patni Telecom Solutions Inc.

During 2006, The Reference Inc., which was a subsidiary of Patni Computer Systems, Inc., and Cymbal Information Services (Thailand) Ltd., which was a subsidiary of Patni Telecom Solutions Inc., were dissolved.

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

Our locations in India are as follows (as at December 31, 2006):

No.	Property	Square Feet	Industry/Technology Practices Covered/Services Provided
1.	Mumbai
	Owned	130,474
	Leased	53,174
	Total Mumbai	183,648	Manufacturing, Financial Services, ISV, Other, Product
			Engineering Services
2.	Pune
	Owned	75,477
	Leased	232,473
	Total Pune	307,950	Insurance, Manufacturing, Telecommunications, ISV,
			Other, Enterprise Application Systems, Enterprise Systems Development
3.	Gandhi Nagar
	Owned	37,014	Insurance, ISV, Other
4.	Chennai
	Owned	148,000	Financial Services, Manufacturing
5.	Noida
	Leased	143,000	Financial Services, BPO
6.	Hyderabad
	Owned	8,497
	Leased	80,476
	Total Hyderabad	88,973	Telecommunications
7.	Bangalore
	Leased	114,330	Manufacturing, Product Engineering Services
8.	Thane
	Owned	91,159
	Leased	176,252
	Total Thane	267,411	Insurance, Manufacturing, Financial Services, Enterprise
			Application Systems
9.	Airoli
	Owned	195,444	Enterprise Application Systems, Product Engineering
			Services, Financial Services, Others
	Total	1,485,770

We currently have capacity for approximately 15,000 professionals at these facilities. As of December 31, 2006, we used approximately 85.3% of our existing office space in our operations.

Most of our global branch offices located outside of India are used for sales and marketing.

We have 21 sales and marketing offices located in the following locations:

In keeping with our plans for expansion, we have begun construction of new facilities in India, including in particular two knowledge parks in Navi Mumbai and Chennai. We anticipate that expenditures for our expansion plans will total approximately $150.0 million to $175.0 million through 2008. We intend these knowledge parks to have state-of-the-art resources with extensive workspace and training facilities and a modular design for ease of segregation of dedicated projects. These campuses will have secure, redundant infrastructure with the ability to provide scale and service to clients from one location. The initial phase of the construction has already begun at each site. The Navi Mumbai and Chennai facilities are expected to accommodate up to 14,000 and 10,000 people, respectively, when completed. We estimate that we may spend an aggregate of approximately $140 million to complete these two projects. Phase I of the Navi Mumbai facility, having a capacity of 1,800 seats, is complete and under partial occupation. Phase I of the Chennai facility, having a capacity of 1,200 seats, is complete and under partial occupation. Another building in the Chennai facility with a capacity of 1,200 seats is complete and will be furnished as per future requirements. As of December 31, 2006, we had spent approximately $66.3 million on the knowledge parks.

In continuation of our policy to have our own campus operations, land has been acquired at Pune, Hyderabad, Kolkata and Noida in addition to our campuses in Mumbai and Chennai. These facilities when fully constructed will have a sitting capacity for approximately 28,000 professionals.

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

Further, for the Mumbai facility we have entered into license agreements dated February 10, 2005, with the Maharashtra Industrial Development Corporation, or MIDC. We have been granted licenses to construct facilities over 50 acres of land in a phased manner in Navi Mumbai. Our occupation of the land is subject to entering into a lease agreement with a term of 95 years. We have currently entered into lease agreements for 15 acres and will soon be entering into lease agreement for 25 acres. This land may only be used for activities related to the information technology industry.

ITEM 4A.        UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and results of operations of our company should be read in conjunction with the financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see “Item 3.D. Key Information—Risk Factors.”

Overview

We are a leading Indian provider of information technology services. We deliver a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India, which we call our global delivery model. We offer our services to customers through industry-focused practices, including insurance, manufacturing, telecommunications and financial services, and through technology-focused practices. Within these practices, our service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

Our revenues grew from $188.3 million in 2002 to $578.9 million in 2006, representing a compound annual growth rate of 32.4%. Our net income grew from $31.5 million in 2002 to $59.3 million in 2006, representing a compound annual growth rate of 17.1%. Our total number of employees was 5,570 as of December 31, 2002 and 12,804 as of December 31, 2006. In light of this growth, we are investing in new high-tech facilities, which we refer to as “knowledge parks,” designed for expanding our operations and training our employees. As of December 31, 2006, we had 205 sales and marketing personnel supported by dedicated industry specialists in 21 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

Our industry segments comprise of  financial services, insurance services, manufacturing companies, telecommunications, technology services and others such as energy and utilities, retail, logistics and transportation and media and entertainment. We evaluate segment performance and allocate resources based on revenue growth. We categorize revenue in relation to segments based on items that are individually identifiable with that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably. Fixed assets used in our business or liabilities contracted have not been identified with any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

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

We have not experienced significant changes in our prices since 2002, whether onsite or offshore, principally due to increased competition for IT outsourcing services. Some of our larger customers receive reduced pricing through volume discounts. In order to provide competitive pricing to our customers, we have endeavored to shift the delivery of our services from onsite locations to lower cost offshore delivery centres.

As of December 31, 2005, 9,352 of 11,802  total employees were located in India and as of December 31, 2006, 10,009 of 12,804 total employees were located in India. Our overall employee numbers will increase as we add employees for both onsite and offshore work. We measure our service efforts that can be billed to clients in units of billed person-months. The number of offshore billed person-months has increased as a percentage of total billed person-months from 64.6% in 2005 to 67.0% in 2006.

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

	Year ended December 31, 2005			Year ended December 31, 2006
	Onsite Billed Person-months	Offshore Billed Person-months	Total	Onsite Billed Person-months	Offshore Billed Person-months	Total
Financial Services	4,711	11,123	15,834	5,006	12,389	17,394
Insurance	8,953	11,417	20,369	8,382	13,238	21,620
Manufacturing	6,225	13,060	19,285	7,116	15,661	22,776
Telecommunications	3,977	4,206	8,203	5,484	6,347	11,831
ISV(1)	1,025	4,227	5,253	895	3,983	4,878
Product Engineering(1)	1,804	5,041	6,845	2,721	8,554	11,275
Other	2,076	3,556	5,642	2,452	3,909	6,361
Total	28,791	52,639	81,430	29,603	60,172	89,775

(1)          From January 2007 we have combined our ISV and Product Engineering practices.

Certain of our service lines, such as product engineering services and business process outsourcing, employ a greater level of offshore personnel, whereas our packaged software implementation service line utilizes a larger portion of onsite work compared to most of our other service lines.

Since 2004, we have seen a trend towards greater use of offshore services, which has positively affected our profitability. Services performed at a client site or our premises located outside India typically generate higher revenues per employee, but at a lower gross margin, than the same services performed at our facilities in India. These differences are attributable to the higher billing rates getting compensated by higher average cost of labor in the United States and other countries in which work is performed as compared to India. Accordingly, although offshore work (measured by billed person-months) is expected to increase, we do not expect that the mix of our onsite and offshore revenues will change significantly in the near future.

The above measurement of work does not reflect the actual revenues derived by us during the relevant period and you are cautioned not to estimate revenues in a particular period on the basis of these offshore and onsite billed person-months during such period.

Revenues by Industry Segments

Our operations pertain to provision of IT services and solutions to customers belonging to various industries such as insurance, manufacturing and financial services. and also to technology practices. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information.

We derive a significant proportion of our revenues from clients in the insurance, manufacturing, telecommunications and financial services industries. We also provide services to clients in other industries, including retail, energy and utilities, logistics and transportation, and media and entertainment. In addition, we market our services to clients through our technology practices, comprising our product engineering and ISV practices. The following table indicates the breakdown of our revenues by our industry and technology practices:

Industry Segments	Year ended December 31,
	2004	2005	2006
Industry Practice
Financial Services	19.2%	16.0%	15.3%
Insurance	32.8%	27.7%	23.2%
Manufacturing	28.3%	21.9%	21.7%
Telecommunications	2.6%	15.3%	18.9%
Other	6.6%	6.5%	6.7%
Technology Practice
ISV Practice(1)	5.9%	5.0%	4.1%
Product Engineering(1)	4.6%	7.6%	10.1%
Total	100.0%	100.0%	100.0%

(1)          In January 2007 we have combined our ISV and Product Engineering practices.

Revenues by Contract Type

Our revenues are recorded either on a time-and-material, or T&M, basis or a fixed-price basis. The following table shows our revenues by contract type:

	Year ended December 31,
	2004	2005	2006
Time-and-Material	57.4%	59.5%	64.8%
Fixed Price	42.6%	40.5%	35.2%
Total	100.0%	100.0%	100.0%

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

A large proportion of our revenues from fixed-price contracts are from fixed-price SLAs. A large proportion of our fixed-price SLAs are application maintenance and support projects, as to which work and cost estimates have been fairly predictable. Our revenues from fixed-price SLAs were 26.8%, 27.9%, and 24.4% in 2004, 2005 and 2006 respectively. .

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

Revenues by Top Customers

As illustrated in the table below, a significant proportion of our revenues is derived from a small number of clients. In recent years, however, we have diversified our client revenues as a result of various initiatives, including our addition of new strategic clients, our focus on additional industry practices, our development of technology practices and our expansion of the range of service lines we offer. As of December 31, 2006, we had 74 clients, each of whom generated revenues of $1.0 million or more, compared to 61 in 2005 and 46 in 2004. We expect that this trend toward greater client diversification will continue.

	Year ended December 31,
	2004	2005	2006
General Electric	31.7%	22.1%	14.6%
State Farm Insurance	14.9%	11.5%	9.6%
Top 5 Clients	57.6%	46.8%	37.1%
Top 10 Clients	69.0%	59.3%	53.1%

Revenues by New and Existing Customers

Repeat business accounted for 88.8%, 91.7% and 91.5% of our revenues in 2004, 2005 and 2006. Each customer is treated as a new customer for the quarter that it first starts business with us and continues to remain as a new customer for the four succeeding quarters. The revenues in any quarter from customers other than new customers are termed as repeat business. We provide services to our largest client, General Electric, in a number of industries, including financial services, insurance and manufacturing.

The following table indicates the breakdown of revenues we derive from new customers and existing customers.

	Year ended December 31, 2006
	Existing Customers	New Customers	Total
	(in millions)
Industry Practice
Insurance	128.3	6.2	134.5
Manufacturing	114.3	11.1	125.4
Financial Services	82.4	6.0	88.4
Telecommunications	91.5	17.7	109.2
Other Industries	36.9	2.0	38.9
Technology Practice
ISV(1)	20.0	3.8	23.8
Product Engineering(1)	56.3	2.3	58.6
Total	$529.8	$49.1	$578.9

(1)          In January 2007 we have combined our ISV and Product Engineering practices.

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

	Year ended December 31,
	2004	2005	2006
United States	87.8%	84.8%	80.8%
Europe	7.9%	9.1%	11.6%
India	0.2%	0.3%	0.4%
Japan	3.3%	4.3%	3.8%
Others
Asia-Pacific (excluding Japan and India)	0.4%	0.4%	1.9%
Rest of the World	0.4%	1.1%	1.5%
Total	100.0%	100.0%	100.0%

We have experienced revenue growth in the European market. Revenues in Europe have increased from $25.7 million in 2004 to $41.0 million in 2005 and were at $67.3 million in 2006.

Expenses

Cost of Revenues

Cost of revenues represented 62.0%, 64.1% and 63.9% of our revenues in 2004, 2005 and 2006. Our cost of revenues largely consists of costs relating to our software professionals, including salary and other compensation and benefits expenses, travel expenses, immigration expenses, data communications expenses, computer and software expenses and depreciation. Cost of revenues also includes the cost of subcontractors.

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

The utilization rates of our software professionals also affect our gross profits. We define employee utilization as the proportion of total billed person-months to total available person-months, including employees in training and holiday and vacation time, and excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of software professionals assigned to a project varies according to the size, complexity, duration, and demands of the project. Our utilization rates for the years ended December 31, 2004, 2005 and 2006 were 69.2%, 67.2% and 71.4%. We try to minimize the cost impact of unutilized capacity by ensuring that a majority of our unutilized capacity is attributable to software professionals based in India.

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

Selling, general and administrative expenses represented 18.8%,19.9% and 19.3% of our revenues in 2004, 2005 and 2006. These expenses comprise an important element of our sales strategy, as we seek to ensure that senior management personnel are based in client locations and continue to invest in developing our sales and marketing presence in key markets. We expect selling, general and administrative expenses to continue at current levels as a proportion of revenues. We continue to invest in sales and marketing and in building brand awareness, leading to a slight increase in sales and marketing expenses as a proportion of revenues. We have started to transfer a larger part of our general and administrative expenses offshore to India as the scale of our operations increases. We expect to achieve improved efficiencies in general and administrative expenses as a result of this transfer and economies of scale resulting from our recent growth. Accordingly, we expect our increased selling expenses to be partially offset by a decrease in our general and administrative expenses.

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

Accounts Receivable

Our accounts receivable as of December 31, 2004, 2005 and 2006 were $72.0 million, $74.4 million and $115.6 million, respectively. Our days of sales outstanding in 2004, 2005 and 2006 were 80, 62 and 75 days, respectively. We define our days of sales outstanding as the ratio of accounts receivable at year-end to revenues in a year, multiplied by 365. We are increasing our focus on collections, and we expect the days of sales outstanding to decline further. The following table presents a profile of our accounts receivable in terms of days for which accounts receivable have been outstanding:

	As of December 31,
	2004	2005	2006
	($ in millions)
Period in days
0-90	64.0	68.9	105.9
91-180	6.9	4.4	8.6
More than 180	1.1	1.1	1.1
Total	72.0	74.4	115.6

In 2004, 2005 and 2006, the provision made for doubtful debts and advances was $0.5 million, reversal of  $0.2 million and provision of $1.2 million, respectively. We expect to continue to have low levels of provisions for doubtful debts.

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

Currently, we benefit from tax holidays given by the Government of India for the export of IT services from specially designated software technology parks, or STPIs, and special economic zones, or SEZs, in India. These tax incentives currently include a 10-year holiday from the payment of Indian corporate income tax for the operations of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services. As a result of these two tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. The aggregate benefit of these tax holidays and deductions with respect to our net income was $20.6 million, $19.0 million and $25.3 million for 2004, 2005 and 2006. The tax benefits available for some of our facilities on account of tax holidays have expired and certain others will expire upon completion of 10 years, however the tax holiday for the export of IT service will expire on March 31, 2009. Consequently, we expect our effective tax rate to increase. In addition, the 10-year tax holidays are given for new software units.

On December 31, 2006, we received an assessment order, together with a notice of demand from the Income Tax officer (Technical)-II, Pune, India, in connection with the assessment of our income tax return for the year ended March 31, 2004. The said assessment order among other things disallowed our claim for income tax deduction under Section 10A of the Income Tax Act, 1961 of India pertaining to various software development units located in India. Section 10A of the Income Tax Act, 1961 provides a 10-year tax holiday for setting up software development units in the Software Technology Parks of India, or STPI. The assessing officer has denied the tax deduction under Section 10A upon the premise that the Company is already in the “same business” as the new software development units. The assessing officer has also stated that the business has been “split” as the company has grown over the last several years. The order states that Section 10A benefits are for new “business” undertakings and are available only for “new businesses”. The order further provides that the same business in new undertakings does not qualify for such benefits. Accordingly, the assessment officer has disallowed our claim for deduction under

Section 10A, along with other disallowances, and has required us to make a payment of Rs. 630.16 million (inclusive of interest), or approximately $14.20 million. Based on legal advice received by us, we believe that the demand referred to in the assessment order is not tenable against us, and accordingly, no provision for such income tax demand is considered necessary. On January 22, 2007, we filed an appeal challenging the assessment order before the Commissioner (Appeals), the first appellate authority under the Indian tax laws. As required by the tax authorities, we have made a payment of $2.5 million as deposit in this regard during the three months ended March 31, 2007. Additionally, a deposit of Rs. 220 million (approximately $5.4 million) is required to be paid in monthly instalments of Rs. 20 million (approximately $0.5 million) each, commencing May 2007. Although we currently believe we will ultimately prevail in our appeal, the results of such appeal, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the financial results of such reporting period could be materially adversely affected.

The provisions of the Income Tax Act of India are amended on an annual basis by enactment of the Finance Act. The Finance Bill, 2007 has marginally increased the corporate income tax rate from effective rate of 33.66% to 33.99%. The Finance Bill, 2007 has increased dividend distribution tax rate on dividend distributed by an  Indian company, from effective tax rate of 14.025% to 16.995%. Further, it has extended the scope under the fringe benefit tax to cover benefits given to employees in the form of right to subscribe for shares under an employee stock option plan. The Finance Bill, 2007 has also extended the scope of service tax to cover renting, leasing or licensing of immoveable property such as office buildings, warehouses and factories for use in business or commerce. These changes, if implemented in their current form, are likely to increase our operating expenses.

In addition, we may also be subject to changes in taxation resulting from the actions of applicable income tax authorities in India or from Indian tax laws that may be enacted . For example, we may incur increased tax liability as a result of a determination by applicable income tax authorities that the transfer price applied to transactions involving our subsidiaries and us was not appropriate.

Any increases in our effective tax rate, as a result of the expiration of tax benefits we currently enjoy, changes in applicable tax laws or the actions of applicable income tax or other regulatory authorities could materially reduce our profitability.

In connection with a review of various tax aspects relating to our international operations, during 2006, we reached a settlement with the IRS, relating to our tax returns for our US operations for 2001 and 2002. IRS has also commenced, but not yet completed, a tax review of our U.S. operations for the years 2003 and 2004. Pursuant to the settlement, we revised our tax provisions for 2001 and 2002 and recomputed our tax provision for 2003, 2004 and 2005. This revision, representing changes in estimates, has resulted in an additional charge of approximately $14.1 million in our financial statements for the year ended December 31, 2006. Additionally, the consequential interest and deferred tax charge in an amount of $6.0 million  has been accrued in our financial statements for the year ended December 31, 2006. As the IRS review for 2003 and 2004 is still in progress, we cannot currently assess whether this review may result in increased tax liability.

Our total income tax liability for the year ended December 31, 2006 was $47.7 million, of which $30.3 million resulted from provisioning due to reassessment of our payroll and corporate tax obligations for our international operations.

Cymbal Acquisition

In November 2004, we acquired Cymbal to establish expertise and operations in the provision of IT services to the telecommunications industry. We paid an initial purchase price of approximately $36.1 million, including expenses, of which $25.4 million has been accounted for as goodwill and $10.3 million has been accounted for as customer related intangibles. We agreed to pay contingent consideration in cash of up to $33.0 million to the sellers over a three-year period ending on October 31, 2007 based on the achievement of revenue and margin targets. This contingent consideration includes the payment of up to $3.4 million as special incentives to specified employees of Cymbal. The contingent consideration for the period July 2004 to June 2006 has been accrued and paid as of  December 31, 2006 in the amount of $17.0 million and recorded as goodwill and an amount of $2.1 million has been accrued as special incentive and recorded as compensation cost. Also as part of the purchase price adjustment in accordance with the stock purchase agreement and amendments thereof, an additional amount of  $0.7 million was paid and has been recorded as goodwill. See also “Critical Accounting Policies—Income Taxes” and Note 3 to our consolidated financial statements. Revenues from Cymbal for 2005 and 2006 were $60.6 million and $109.4 million respectively. Cymbal has been renamed as Patni Telecom Solutions.

Recent Developments

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

Phase 1 of the Navi Mumbai facility having a capacity of 1,800 seats, is complete and under partial occupation. Phase I of Chennai facility having a capacity of 1,200 seats, is complete and under partial occupation. Another building in the Chennai facility with a capacity of 1,200 seats is complete and will be furnished as per future requirements.

See “Item 4.D. Information on the Company—Property, plant and equipment.”

Results of Operations

The following table sets forth certain financial information as a percentage of revenues, calculated from our consolidated financial statements under U.S. GAAP:

	Year ended December 31,
	2004	2005	2006
Revenues	68.3%	77.9%	85.4%
Revenue from a significant shareholder	31.7%	22.1%	14.6%
Cost of revenues	62.0%	64.1%	63.9%
Gross profit	38.0%	35.9%	36.1%
Selling, general and administrative expenses	18.8%	19.9%	19.3%
Foreign exchange gain (loss), net	(0.6)%	0.4%	0.5%
Operating income	18.6%	15.6%	16.3%
Interest and dividend income	1.3%	0.9%	1.7%
Interest expense	(0.6)%	(0.5)%	(0.5)%
Gain on sale of investments, net	0.0%	0.3%	0.3%
Other (expense) income, net	(1.1)%	0.2%	0.6%
Income before income taxes	18.2%	16.6%	18.4%
Income taxes	3.9%	3.1%	8.2%
Net income	14.3%	13.5%	10.2%

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues:   Our revenues were $578.9 million in 2006, representing an increase of 28.5% from revenues of $450.3 million in 2005. Revenues from existing customers contributed $529.8 million and new customers contributed $49.1 million to our revenues. This represented an increase of 28.2% in revenues from existing customers and increase of 32.0% in revenues from new customers compared to 2005. Growth in revenues was attributable to an increase of 18.1% in the total billed person-months from work performed at both our offshore and onsite locations. Onsite work measured in billed-person months increased 11.3% in 2006 compared to 2005, while offshore work increased 21.7% over the same period. We increased our client relationships to 239 as of December 31, 2006 from 199 as of December 31, 2005. In addition, the total number of clients that individually accounted for over $1.0 million in annual revenues increased to 74 as of December 31, 2006 from 61 as of December 31, 2005.

During 2006, our revenues from T&M projects increased by 40.0% over revenues in 2005, while revenues from fixed price contracts increased by 11.8% over the same period. T&M projects accounted for 64.8% of our revenues in 2006, compared to 59.5% in 2005 mainly because 75.4% of our new business was billed on a T&M basis.

Our client concentration, as measured by the proportion of revenue generated from our top ten clients, decreased to 53.1% in 2006 from 59.3% in 2005. General Electric, our largest client, contributed 14.6% of our revenues in 2006, compared to 22.1% in 2005.

During 2006, clients in the insurance, manufacturing, telecommunications and financial services industries continued to contribute a large proportion of our revenues. Revenues from clients in these industries in 2006 increased by 7.7%, 27.1%, 58.6% and 22.4% compared to 2005 and contributed 23.2%, 21.7%, 18.9% and 15.3% to overall revenues as compared to 27.7%, 21.9%,15.3% and 16.0% in 2005. Our other industries practice contributed 6.7% and 6.5% of our revenues in 2006 and 2005. Our ISV practice contributed 4.1% and 5.0% of our revenues in 2006 and 2005 and our product engineering practice contributed 10.1% and 7.5% of our revenues in 2006 and 2005.

During 2006, we continued to derive a significant proportion of our revenues from clients located in the United States. In 2006 and 2005, we derived 80.8% and 84.8% of our revenues from clients located in the United States. Revenues from these clients grew by 22.5% in 2006, while revenues from clients in other regions grew by 62.1% in the same period.

Cost of revenues:   The cost of revenues was $370.2 million in 2006, representing an increase of 28.3% from $288.5 million in 2005. Cost of revenues represented 63.9% and 64.1% of our revenues in 2006 and 2005. Out of the increase of $81.7 million in cost of revenues, $49.9 million was attributable to wage costs, $16.4 million to sub-contractor costs, $4.7 million to travel costs, $4.2 million to rental and repairs, $0.5 million to data-link charges, $1.2 million to deferred costs, $1.7 million to stock compensation costs, $2.1 million to other general administration costs and $2.8 million to depreciation charged on assets and a reduction of $2.2 million in immigration costs. Wage costs increased by $49.9 million due to an increase in headcount of software professionals and annual salary revisions which was partly compensated due to a reversal of $9.0 million on payroll and related taxes for our international operations arising on reassessment of certain wages paid, and short-term benefits given, to our employees when working outside India. Expansion of our facilities led to increased rental costs and other related expenses. Our immigration costs were lower due to a decrease in the number of applications processed.

Gross profit:   Our gross profit for 2006 was $208.7 million, representing an increase of 28.9% from $161.9 million in 2005. Gross profit as a percentage of our revenues increased to 36.1% from 35.9% during 2006 reflecting a lower increase in cost of revenues as compared to increase in revenues.

Selling, general and administrative expenses:   During 2006, our selling, general and administrative expenses were $111.5 million, representing an increase of 24.2% from $89.7 million in 2005. During 2006 our selling, general and administrative expenses as a percentage of revenues decreased to 19.3% from 19.9% in 2005.

During 2006, our sales and marketing expenses were $43.1 million, representing an increase of 19.6% from $36.0 million in 2005. Personnel costs increased by $6.2 million due to the additions to sales and marketing personnel and higher compensation costs resulting from salary increases. Other selling and marketing costs increased by $0.8 million. We believe that our investment in selling and marketing expenses has contributed to the growth and diversification of our client revenues.

Our general and administrative expenses in 2006 were $68.4 million, representing an increase of 27.4% from $53.7 million in 2005. Personnel costs increased by $7.5 million due to the addition of general and administrative personnel and annual salary revisions. Establishment costs increased by $0.9 million due to an increase in the number of facilities. Professional and consultancy charges increased by $0.9 million, bad debts provision increased by $1.3 million and other general expenses increased by $2.3 million. Depreciation expense increased by $0.6 million.

Foreign exchange gain/loss:   In 2006, we had a foreign exchange loss of $2.7 million as compared to a loss of  $1.7 million in 2005. Mark to market of foreign exchange contracts and revaluation of debtors resulted in the foreign exchange loss.

Operating income:   Our operating income was $94.5 million in 2006, representing an increase of 34.1% from $70.4 million in 2005. As a percentage of revenues, operating income increased to 16.3% from 15.6% in 2005 reflecting a decrease in cost of revenues and selling, general and administration expenditures as compared to increase in revenues.

Other income (expense), net:   Other income (expense), net reflects interest and dividend income, interest expense, net gain on sale of investments and other income or expense. Our other income (expense), net was income of $12.5 million in 2006, increasing 194.1% from income of  $4.2 million in 2005 resulting in a net increase of $8.3 million. In 2005, we had recorded a gain on sale of asset of $3.2 million and a loss of revaluation of ADR proceeds of $2.0 million. In 2006, our gain on sale of investments was $1.7 million as compared to $1.1 million in 2005. In 2006, our interest and dividend income were $10.1 million as compared to $4.2 million in 2005. On account of reassessment of our payroll and corporate tax obligations for our international operations, we have recorded a reversal for interest and other related expenses with respect to delayed payments amounting to $1.1 million in 2006 against a provision of $1.7 million in 2005.

Income taxes:   We made a provision of $47.7 million for income taxes in 2006, representing an increase of 245.5% from $13.8 million in 2005. Our effective tax rate (excluding the impact of change in estimates on account of the IRS settlement) decreased from 18.6% in 2005 to 16.2% in 2006. The 2006 income taxes include a $30.3 million provision due to the reassessment of our payroll and corporate tax obligations for our international operations. The 2005 tax provisioning included an amount of approximately $1.0 million relating to an adjustment for an earlier year’s income tax assessment.

Net income:   Our net income was $59.3 million in 2006, representing a decrease of 2.7% from $60.9 million in 2005. As a percentage of our revenues, net income decreased to 10.2% in 2006 from 13.5% in 2005. The reduction in net income is mainly on account of the tax provision we made in 2006 and the other reasons explained above.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues:   Our revenues were $450.3 million in 2005, representing an increase of 37.9% from revenues of $326.6 million in 2004. Out of this increase, $60.6 million (representing 49.0% of the increase in revenues) was due to revenues from Patni Telecom. Patni Telecom was acquired in November 2004 and therefore revenues for only November and December 2004 were reflected in our income statement for the year ended December 31, 2004. Other than Patni Telecom, revenues from existing customers contributed $354.4 million and new customers contributed $27.0 million to our revenues. This represented an increase of 25.8% in revenues from existing customers and decrease of 26.0% in revenues from new customers compared to 2004. Excluding revenues from Patni Telecom, the growth from our existing operations would have been 19.8% in 2005. Growth in revenues from our existing operations was attributable to an increase of 21.2% in the total billed person-months from work performed at both our offshore and onsite locations. Onsite work measured in billed-person months increased 12.7% in 2005 compared to 2004, while offshore work increased 26.0% over the same period. Due to this higher growth in offshore efforts than onsite efforts, our revenue growth was less than our growth in total billed person-months. We increased our client relationships to 199 as of December 31, 2005 from 170 as of December 31, 2004. In addition, the total number of clients that individually accounted for over $1.0 million in annual revenues increased to 61 as of December 31, 2005 from 46 as of December 31, 2004.

During  2005, our revenues from T&M projects increased by 42.9% over revenues in 2004, while revenues from fixed price contracts increased by 31.1% over the same period in 2004. T&M projects accounted for 59.5% of our revenues in 2005, compared to 57.4% in 2004 mainly because 62.7% of our new business was billed on a T&M basis.

Our client concentration, as measured by the proportion of revenue generated from our top ten clients, decreased to 59.3% in 2005 from 69.0% in 2004. General Electric, our largest client, contributed 22.1% of our revenues in 2005, compared to 31.7% in 2004. While revenues from General Electric declined by 4.0% in 2005 as compared to 2004, revenues from other clients grew by 57.3%.

During 2005, clients in the insurance, manufacturing and financial services industries continued to contribute a large proportion of our revenues. Revenues from clients in these industries in 2005 increased by 16.7%, 6.8% and 15.1% compared to 2004 and contributed 27.7%, 21.9% and 16.0% to overall revenues as compared to 32.8%, 28.3% and 19.2% in 2004 respectively. Our telecommunications industry practice grew by $60.4 million mainly due to business from Patni Telecom and contributed 15.3% to our overall revenues in 2005. Our other industries practice contributed 6.5% and 6.6% of our revenues in 2005 and 2004. Our ISV practice contributed 5.0% and 5.9% of our revenues in 2005 and 2004 and our product engineering practice contributed 7.5% and 4.6% of our revenues in 2005 and 2004.

During 2005, we continued to derive a significant proportion of our revenues from clients located in the United States. In 2005 and 2004, we derived 84.8% and 87.8% of our revenues from clients located in the United States. Revenues from these clients grew by 33.2% in 2005, while revenues from clients in other regions grew by 71.2% in the same period.

Cost of revenues:   The cost of revenues was $288.5 million in 2005, representing an increase of 42.5% from $202.5 million in 2004. Cost of revenues represented 64.1% and 62% of our revenues in 2005 and 2004. Out of the increase of $86.0 million in cost of revenues, $36.2 million increase was due to the cost of revenues of Patni Telecom. Patni Telecom was acquired in November 2004 and therefore cost only for November and December 2004 was reflected in our income statement for the year ended December 31, 2004. Of the remaining increase of $49.8 million in cost of revenues, $32.6 million was attributable to wage costs, $2.2 million to sub-contractor cost, $2.5 million to travel costs, $2.6 million to immigration costs, $4.6 million to rental and repairs, $1.1 million to data-link charges, $2.8 million to other general administration costs and $1.4 million to depreciation charged on assets. Wage costs increased by $32.6 million due to an increase in headcount of software professionals by 2,084, annual salary revisions and recognition of additional payroll and related taxes for our international operations arising on reassessment of certain wages paid, and short-term benefits given to our employees when working outside India. Our immigration costs were higher due to increased costs of applications as well as an increase in the number of applications processed. Expansion of our facilities led to increased rental costs and other related expenses. Depreciation charged on assets increased by $1.4 million in 2005 as compared to 2004. Patni Telecom’s cost of revenues of $36.2 million consisted of wage costs of $21.2 million, sub-contractor costs of $11.9 million, travel costs of $2.6 million and other costs of $0.5 million.

Gross profit:   Our gross profit for 2005 was $161.9 million, representing an increase of 30.4% from $124.1 million in 2004. Gross profit as a percentage of our revenues dropped to 35.9% from 38% during 2004 reflecting the increase in cost of revenues.

Selling, general and administrative expenses:   During 2005, our selling, general and administrative expenses were $89.7 million, representing an increase of 46.6% from $61.2 million in 2004. During 2005 our selling, general and administrative expenses as a percentage of revenues increased to 19.9% from 18.7% in 2004. Out of the total increase of $28.5 million, $10.3 million was due to the selling, general and administrative expenses of Patni Telecom. Patni Telecom was acquired in November 2004 and therefore the cost for November and December 2004 only was reflected in our income statement for the year ended December 31, 2004.

During 2005, our sales and marketing expenses were $36.0 million, representing an increase of 55.6% from $23.2 million in 2004. Apart from the Patni Telecom costs, personnel costs increased by $5.0 million due to the addition of 35 sales and marketing personnel and higher compensation costs resulting from salary increases. Other selling and marketing costs increased by $2.0 million. Selling and marketing costs associated with Patni Telecom increased by $5.8 million. We believe that our investment in selling and marketing expenses has contributed to the growth and diversification of our client revenues.

Our general and administrative expenses were $53.7 million, representing an increase of 60.9% from $37.5 million in 2004. Apart from Patni Telecom, personnel costs increased by $1.7 million due to the addition of general and administrative personnel and annual salary revisions. Establishment costs increased by $1.4 million due to an increase in the number of facilities. Professional and consultancy charges increased by $3.8 million, recruitment expenses increased by $1.6 million and other general expenses increased by $1.1 million. General and administrative expenses associated with Patni Telecom increased by $4.3 million. Depreciation expense increased by $1.8 million.

Foreign exchange gain/loss:   In 2005, we had a foreign exchange loss of $1.7 million as against a loss of $2.1 million in 2004, as our dollar-denominated receivables continued to be hedged to a significant level. Our receivables are marked to market.

Operating income:   Our operating income was $70.4 million in 2005, representing an increase of 15.8% from $60.8 million in 2004. As a percentage of revenues, operating income dropped to 15.6% from 18.6% in 2004 reflecting increase in cost of revenues and selling, general and administration expenditures at an increasing rate compared to revenues.

Other income (expense), net:   Other income (expense), net reflects interest and dividend income, interest expense, net gain on sale of investments and other income or expense. Our other income (expense), net was income of $4.2 million in 2005, increasing 401% from an expense of  $1.4 million in 2004 resulting in net increase of $5.6 million represented by following. In 2005, we had recorded gain on sale of asset of $3.2 million and loss of revaluation of ADR proceeds $2.0 million. In 2004, we incurred expenses of approximately $1.0 million in relation to our initial public offering. In 2005, our gain on sale of investments were $1.1 million as compared to $0.1 million in 2004. On account of reassessment of our payroll and corporate tax obligations for our international operations, we have provided for interest and other related expenses with respect to delayed payments amounting $1.7 million in 2005 and $4.3 million in 2004

Income taxes:   We made a provision of $13.8 million for income taxes in 2005, representing an increase of 7.1% from $12.9 million in 2004. Our effective tax rate decreased to 18.5% in 2005 from 21.7% in 2004. The 2005 tax provisioning included an amount of approximately $1.0 million relating to an adjustment for an earlier year’s income tax assessment. The 2004 tax provisioning included $5.2 million for taxes arising on account of reassessment of the corporate taxes for our international operations. Also, the tax provision for Patni Telecom was for the whole year of 2005 as compared to two months of 2004. While significant portion of income is derived from India operations is exempt from income tax, income from Patni Telecom operations is taxed at the enacted tax rate of approximately 40%.

Net income:   Our net income was $60.9 million in 2005, representing an increase of 30.8% from $46.5 million in 2004. As a percentage of our revenues, net income decreased to 13.5% in 2005 from 14.3% in 2004. The reduction in net income is mainly on account of the reasons explained above.

5.B. Liquidity and Capital Resources

Our operations and our growth have been financed by cash generated from operations and from the proceeds of sales of equity shares. We received net proceeds of $117.0 million from our ADSs issue in 2005.

As of December 31, 2005, we had $148.8 million in cash and cash equivalents, $108.3 million invested in units of mutual funds, and $33.4 million invested in other securities. As of December 31, 2006, we had $46.5 million in cash and cash equivalents, $136.4 million invested in units of liquid mutual funds, and $106.6 million invested primarily in other securities.

Our working capital (comprising current assets excluding cash and cash equivalents and investments less current liabilities) at December 31, 2005 and at December 31, 2006 was $20.5 million and  $41.2 million, respectively. Our working capital is sufficient to meet our present requirements. We had no outstanding bank borrowings or long-term debt as of such date. Net cash provided by operating activities was $59.1 million, $73.1 million and $47.8 million in the years ended December 31, 2006, 2005 and 2004 respectively. The adjustments for the year ended December 31, 2006, to reconcile the $59.3 million net income to net cash provided by operating activities, consisted primarily of depreciation expense of $19.6 million and gain from sale of investments of $1.7 million. The adjustments for the year ended December 31, 2005, to reconcile the $60.8 million net income to net cash provided by operating activities, consisted primarily of depreciation expense of $16.0 million, gain from sale of property, plant and equipment of $3.2 million and gain from sale of investments of $1.1 million.  The adjustments for 2004, to reconcile the $46.5 million net income to net cash provided by operating activities, consisted primarily of depreciation expense of $11.5 million, loss from sale of property, plant and equipment of $0.6 million and gain from sale of investments of $0.1 million. The increase in depreciation was due to an increase in investment in property, plant and equipment to develop and expand our existing as well as new facilities. The net asset base was $131.0 million, $92.0 million and $55.1 million in the years ended December 31, 2006, 2005 and 2004 respectively. Provision for bad debts was $1.2 million and $0.5 million in the year ended December 31, 2006 and 2004 respectively. There was a reversal of provision for bad debts of $0.2 million for the year ended December 31, 2005.

Days of sales outstanding increased to 75 in the year ended December 31, 2006 from 62 in 2005 and from 80 in 2004. Net accounts receivable and cost and estimated earnings in excess of billings on uncompleted contracts increased by $36.3 million for the year ended December 31, 2006, $14.7 million in 2005 and $15.4 million in 2004 primarily as a result of increases in activity.

Current assets and other assets increased by $1.3 million for the year ended December 31, 2006 and $6.2 million for the year ended December 31, 2004 respectively, however it decreased by $3.3 million for the year ended December 31, 2005. Cash outflows for the year ended December 31, 2006 were $1.4 million in leasehold land, $0.1 million in prepaid expenses, and $1.2 million in foreign exchange advances. Cash inflows for the year ended December 31, 2006 were $1.2 million in deferred cost and revenue and $0.2 million in advances to vendors. Cash outflows for the year ended December 31, 2005 were $0.7 million in advances to vendors, $0.3 million in other receivables, $0.8 million in prepaid expenses and $0.4 million in prepaid gratuities. Cash inflows for the year ended December 31, 2005 were $1.0 million in deposits and $4.7 million in premium receivables on forward contracts. Cash outflows in 2004 were $0.4 million in advances to vendors, $4.0 million in rental deposits (mainly on account of new properties leased in India), $1.3 million in premium receivables on forward contracts and $0.7 million in prepaid gratuities.

Accounts payable and accrued expenses increased by $20.3 million for the year ended December 31, 2006, compared to an increase of $7.5 million in 2005 and a decrease of $1.3 million in 2004. The increase in 2006 is due to an increase in accruals related to employee related expenses of $8.0 million, $4.0 million in trade accounts payable and other accruals of $8.2 million.

Our billings in excess of costs and estimated earnings on uncompleted contracts, which represent billings in excess of revenues that are recognized, increased by $0.9 million in the year ended December 31, 2006, decreased by $0.5 million in 2005 and increased by $0.6 million in 2004.

Taxes paid were $39.9 million as against a tax provision of $43.3 million for the year ended December 31, 2006. Taxes paid were $15.3 million as against a tax provision of $15.7 million for the year ended December 31, 2005. Taxes paid were $12.5 million as against a tax provision of $14.8 million for the year ended December 31, 2004.

Other current liabilities and other liabilities decreased by $16.0 million during the year ended December 31, 2006. The decrease in the year ended December 31, 2006 resulted from a $6.7 million premium receivables on forward contracts, $14.6 million payroll and related tax liability on account of payment and liability reversal and an increase of $2.0 million leave encashment provision, $0.9 million sales discount, $0.2 million warranty provision, $1.7 million pension benefit and $0.5 million other current liabilities. Other current liabilities and other liabilities increased by $7.3 million during the year ended December 31, 2005. The increase in the year ended December 31, 2005 resulted from a $1.0 million leave encashment provision, a $0.3 million pension benefit, a $3.6 million payroll and related tax liability and corporate tax liability, $1.3 million in advances from customers and $0.7 million VAT payable. The increase in 2004 of  $10.6 million resulted from a $1.3 million leave encashment provision, a $1.0 million pension benefit, a $8.2 million payroll and related tax liability and corporate tax liability and $0.2 million of warranty costs.

The changes in the operating activities is in line with the growth in our revenues and volume of operations.

Net cash used in investing activities was $155.4 million for the year ended December 31, 2006, $111.7 million for 2005 and $85.5 million for 2004. Net cash used in the acquisition of property, plant and equipment for the years ended December 31, 2006, 2005 and 2004 was $48.5 million, $48.9 million and $21.1 million respectively. In 2006 and 2005 cash outflow was higher mainly on account of the purchases of new facilities and expansion of our existing facilities. Net purchases of investment securities were $94.5 million for the year ended December 31, 2006. Additional purchase consideration to Cymbal shareholders for the year ended December 31, 2006 amounted to $12.2 million. Net purchases of investment securities were $57.2 million for the year ended December 31, 2005. Additional purchase consideration to Cymbal shareholders for the year ended December 31, 2005 amounted to $5.6 million. Net cash used in investing activities in 2004 included $32.5 million for the acquisition of Cymbal Corporation, net of cash acquired. Net purchase of investment securities was $32.0 million in 2004.

Net cash used in financing activities was $7.1 million for the year ended December 2006. Net cash provided by financing activities was $112.0 million for the year ended December 2005. Net cash provided by financing activities was $61.4 million for 2004. We paid $8.6 million in dividends, including dividend tax on our equity shares in the year ended December 31, 2006. We received net proceeds of $1.8 million from our employee stock option plan during the year ended December 31, 2006. We paid $6.5 million in dividends, including dividend tax on our equity shares in the year ended December 31, 2005. We received net proceeds of $118.7 million from our initial offering of ADSs and our employee stock option plan during the year ended December 31, 2005. We received net proceeds of $64.8 million from our initial public offering in India and our employee stock option plan during 2004. We also paid $3.1 million towards dividend payouts on our equity shares in 2004.

We anticipate capital expenditures of between approximately $150 million to $175 million through 2008, principally to finance the construction of our new knowledge park facilities in Navi Mumbai and Chennai and other facilities and physical infrastructure in India. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated approximately $31.9 million at December 31, 2006. See “Item 4.D. Information on the Company—Property, plant and equipment.” We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and, accordingly, may require additional financing to meet our requirements. We believe that a sustained reduction in IT spending, a longer sales cycle or an economic downturn in any of the various industry segments in which we operate, or a combination of these events, could result in a decline in our revenues and adversely affect our liquidity and capital resources.

5.C. Research and development, patents and licenses, etc.

Research and development expenditures for the years ended December 31, 2004, 2005 and 2006 were $2.1 million, $2.2 million and $2.1 million, respectively. For a description of our research and development initiatives, see “Item 4.B. Information on the Company—Business Overview—Innovation.”

5.D. Trend information

Other than as described in “Item 3.D. Key information—Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report, to our knowledge there are no known trends or uncertainties that have or had or are expected to have a material adverse impact on our revenues or income from continuing operations or profitability or liquidity or capital resources, or that could cause reported financial information not necessarily indicative of future operating results or financial condition.

5.E. Off-balance sheet arrangements

We currently do not engage in any off-balance sheet arrangements.

5.F. Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations and commercial commitments to make future payments as of December 31, 2006. The following table excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in the normal course of operations.

	Payments due as of December 31, 2006
	Total	Within 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Capital (Finance) Leases	$0.7	$0.3	$0.4	$0.0	—
Operating Leases	$11.8	$4.9	$5.4	$1.5	$0.0
Capital Commitment	$31.9	$24.2	$7.7	—	—
Total Contractual Obligations(1)	$44.4	$29.4	$13.5	$1.5	$0.0

(1)          In addition, pursuant to our agreement with Cymbal, we agreed to pay up to $33.0 million as contingent consideration over a three year period ending on October 31, 2007. Of this, as of December 31, 2006 contingent consideration of up to $20.2 million has been paid to the sellers of Cymbal.

5.G. Safe Harbor

This Annual Report contains forward-looking statements. See the section entitled “Special Note regarding Forward Looking Statements.”

Recently Adopted Accounting Pronouncements under U.S. GAAP

We adopted SFAS No. 123R, “Share-Based Payment” (SFAS No. 123R) effective January 1, 2006. This statement requires compensation expense relating to share-based payments to be recognized in net income using  a fair value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on an accelerated basis over the requisite service period, which is generally the vesting period. We elected the modified prospective method as prescribed in SFAS No. 123R and therefore, prior periods were not restated. Under the modified prospective method, this statement was applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted equity-based awards for which the requisite service had not been rendered as of January 1, 2006. The net effect of adopting this new standard was a reduction to the net income by $3.3 million.

Prior to January 1, 2006, we accounted for share-based employee compensation under the provisions of SFAS No. 123 using the intrinsic value method prescribed by APB No. 25 and related interpretations. Under the intrinsic value method, no compensation expense was recognized for stock options, as the exercise price of employee stock options equated the market value of our stock on the date of grant.

The Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”) in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognised in an enterprise's financial statements in accordance with FASB Statement No. 109 “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on recognition, classification, interest, penalties, accounting in interim periods, disclosure and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. The differences, if any between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We adopted the provisions FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (FIN 48) on January 1, 2007. As a result of the implementation of FIN 48, we recognized no material adjustment in the liability for unrecognized income tax benefits. At the adoption date of January 1, 2007 we had $35.7 million of gross unrecognized tax benefits arising out of tax position taken for period starting April 1, 2005, all of which would affect the effective tax rate if recognized.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. Registrants electing not to restate prior periods should reflect the effects of initially applying the guidance in Topic 1N in their annual financial statements covering the first fiscal year ending after November 15, 2006. The cumulative effect of the initial application should be reported in the carrying amounts of assets and liabilities as of the beginning of that fiscal year, and the offsetting adjustment should be made to the opening balance of retained earnings for that year. Registrants should disclose the nature and amount of each individual error being corrected in the cumulative adjustment.

The disclosure should also include when and how each error being corrected arose and the fact that the errors had previously been considered immaterial. Early application of the guidance in Topic 1N is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, filed after the publication of this Staff Accounting Bulletin. Adoption of this guidance does not have any impact on the financial statements..

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 157 “Fair Value Measurements” (SFAS No. 157) in September 2006. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact that is expected to result from the adoption of this standard

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 158 “Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS No. 158) in September 2006. SFAS 158 requires an employer to recognize the over funded or under funded status of a defined benefit plan as an asset or liability with changes in that funded status recognized through comprehensive income; and measure the funded status of a plan as of the year-end date. Effective December 31, 2006, we adopted the recognition and disclosure provisions of SFAS No. 158. The adoption of SFAS No. 158, had no effect on the Company’s net income, however it was effected via a gross charge to accumulated other comprehensive income under stockholders’ equity of $1.2 million net of related deferred income tax of $0.3 million.

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

Guidance has been drawn from paragraph 95 of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” to account for revenue from fixed price arrangements for software development and related services in conformity with SOP-81-1 (“Accounting for Performance of Construction—Type and  Certain Production—Type Contracts”). The input method has been used because management considers this to be the best available measure of progress on these contracts as there is a direct relationship between input and productivity.

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

We test goodwill for impairment at least on an annual basis. In this process, we rely on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value.  The fair value of a reporting unit is determined using the income approach If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognised in a business combination. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

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

Our deferred tax liabilities mainly arise from taxable basis differences in intangible assets and undistributed earnings of branch, property, plant and equipment, unrecognized gain in available for sale securities and costs and estimated earnings in excess of billings on completed contracts. Our deferred tax assets comprise assets arising from our accrued expenses, provisions for doubtful accounts receivable and from ultimate realization of the tax asset that may be dependent on the availability of future capital gains. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences in the future, net of the existing valuation allowance at December 31, 2006. The ultimate amount of deferred tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate, or future changes in operating results.

To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. Upon our acquisition of Cymbal, we were entitled to utilize tax benefits on carry forward business losses of Cymbal. Based on preliminary projections of future taxable income and tax planning strategies, we believed that there existed significant uncertainty regarding realization of tax benefits on the carry forward losses. Consequently, we recorded a valuation allowance for the carry forward business losses of Cymbal. In 2005, we evaluated the expected realisation of such carry forward losses and available tax planning strategies and believed that the we would make sufficient profits in future years to set off the carry forward losses. Accordingly, the valuation allowance has been reversed and adjusted against goodwill. In the year 2006, valuation allowance was recorded on the business loss of our Japan branch.

Stock-based compensation

We adopted SFAS 123R, “Share-Based Payment” (SFAS 123R) effective January 1, 2006. This statement requires compensation expense relating to share-based payments to be recognized in net income using  a fair value measurement method. Under the fair value method, the estimated fair value of  awards is charged to income on an accelerated basis over the requisite service period, which is generally the vesting period. We elected the modified prospective method as prescribed in SFAS 123R and therefore, prior periods were not restated. Under the modified  prospective method, SFAS 123R was applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted equity-based awards for which the requisite service had not been rendered as of January 1, 2006. We granted stock options under the ‘Patni ESOP 2003’..

The fair value of each option is estimated on the date of grant using the Black-Scholes model.

Prior to the adoption of SFAS 123R, we were required to record benefits associated with the tax deductions in excess of recognized compensation cost as an operating cash flow. However SFAS 123R requires that such benefits be recorded as a financing cash inflow.

Derivatives and Hedge Accounting

We enter into forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on intercompany transactions and forecasted transactions denominated in certain foreign currencies. We designate the forward contracts in respect of forecasted transactions, which meet the hedging criteria, as cash flows hedges. Changes in the derivative fair values that are designated, effective and qualify as cash flow hedges, under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income. Changes in fair value for derivatives not designated as hedging instruments and ineffective portion of the hedging instruments are recognized in consolidated statements of income in the current period. We assess the hedge effectiveness at the end of each reporting period and recognize the ineffective portion in the consolidated statements of income.

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

As of December 31, 2006, there were no gains or losses on derivative transactions or portions thereof that were either ineffective as hedges, excluded from the assessment of hedge effectiveness, or associated with an underlying exposure that did not occur.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and senior management

The following table sets forth details regarding our board of directors and executive officers:

Name	Age	Position
Mr. Narendra K. Patni(1)(4)(5)(7)	65	Director (Chairman) and Chief Executive Officer
Mr. Gajendra K. Patni(1)(8)	66	Executive Director
Mr. Ashok K. Patni(1)(9)	55	Executive Director
Dr. Michael A. Cusumano(3)(11)	52	Director
Mr. Arun Duggal(2)	60	Director
Mr. William O. Grabe(5)(6)(10)(11)	69	Director
Mr. Arun Maira (3)(5)(11)	63	Director
Mr. Pradip Shah(2)	55	Director
Mr. Louis T. van den Boog(2)	53	Director
Mr. Ramesh Venkateswaran(3)(11)	54	Director
Mr. Russel Boekenkroeger	61	Executive Vice President
Mr. Neeraj Gupta	39	Executive Vice President
Mr. Satish M. Joshi	51	Executive Vice President and Chief Technology Officer
Mr. Vijay P. Khare	49	Executive Vice President and Chief Delivery Officer and Chief Administrative Officer
Mr. Mrinal R. Sattawala	52	Chief Operating Officer

Mr. Surjeet Singh	39	Chief Financial Officer

       (1) Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni are brothers.

       (2) Member of the Audit committee.

       (3) Member of the Compensation and Remuneration committee.

       (4) Permanent invitee of the Compensation and Remuneration committee.

       (5) Member of the Shareholder and Investor Grievances committee.

       (6) Our Articles of Association provide that the board can appoint an alternate director pursuant to the provisions of the Indian Companies Act. Mr. Abhay Havaldar is presently the alternate director to Mr. William O. Grabe.

       (7) Mr. Narendra K. Patni is the nominee of the NKP Group.

       (8) Mr. Gajendra K. Patni is the nominee of the GKP Group.

       (9) Mr. Ashok K. Patni is the nominee of the AKP Group.

(10) Mr. Grabe is the nominee for General Atlantic.

(11)   Member of the Corporate Governance and Nomination committee.

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

Dr. Michael A. Cusumano has been a director since April, 2004. Dr. Cusumano has a B.A. degree from Princeton University and a PhD from Harvard University. Dr. Cusumano completed a postdoctoral fellowship in Production and Operations Management at the Harvard Business School. Dr. Cusumano is the Sloan Management Review Distinguished Professor at MIT’s Sloan School of Management. He has published eight books and is a director of Coral Networks. Dr. Cusumano’s term of office expires in 2007, but he is eligible for reappointment.

Mr. Arun Duggal has been a director since November, 2003. Mr. Duggal has a Bachelor’s degree in Mechanical Engineering from IIT, Delhi, and a post graduate diploma in management from IIM, Ahmedabad. Mr. Duggal has over 25 years experience with Bank of America, in positions including Managing Director of Bank of America in India and Chief Executive Officer of Bank of America Asia, Hong Kong. He was most recently Chief Financial Officer of HCL Technologies Limited. Mr. Duggal is currently a director of a number of other companies including Blackstone Investment Company Private Limited, Transparency International, Fidelity Fund Management Private Limited, FourS Services, Punjab Tractors Ltd, Petronet LNG Ltd, Jubiliant Energy Limited, Canada, Bellwhether Microfinance Company Ltd, Matrix Laboratories Limited and Info Edge (India) Pvt. Ltd. In addition, Mr. Duggal is a former special advisor to General Atlantic. See “Relationship with General Atlantic” below. Mr. Duggal’s term of office expires in 2008, but he is eligible for reappointment.

Mr. William O. Grabe has been a director since September, 2002. Mr. Grabe has a BS degree in Engineering from New York University and an MBA from the University of California, Los Angeles. Since 1992, Mr. Grabe has been a managing director at General Atlantic LLC, a worldwide private equity firm. Prior to that, he was a Vice President of IBM and held various positions, the last of which was head, North America Sales and Marketing. He is a director of various companies in which General Atlantic has investments, including Ai Metrix, Bottomline Technologies, Digital China Holdings, Lifecare and LHS GmbH, and is also a director of Compuware Corporation and Gartner, Inc. General Atlantic is one of our principal shareholders, with a shareholding of 16.52%. See “Item 7. Major Shareholders and Related Party Transactions” and “Relationship with General Atlantic” below. Mr. Grabe’s term of office expires in 2008, but he is eligible for reappointment.

Mr. Arun Maira has been a director since June, 2006. Mr. Maira received his bachelors and masters degrees in Physics from St. Stephen’s College, Delhi University. He worked for 25 years in several senior positions in the Tata Group, India’s premier industrial conglomerate. Prior to joining Boston Consulting Group in India, he worked in the USA with Arthur D. Little, the international consulting company, for 10 years where he served as Leader of its Global Organisation Practice and Managing Director of Innovation Associates, its subsidiary. Mr. Maira’s term of office expires in 2009, but he is eligible for reappointment.

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

Mr. van den Boog is an IT industry veteran with approximately 20 years experience in the software industry, as well as extensive experience in mergers and acquisitions, public offerings and private equity and venture capital fundings. Mr. van den Boog has supported a series of European and U.S. portfolio companies, in particular as a director of Metapath Software International, GWI AG, abaXX Technology AG and other software and services companies looking to expand internationally. Mr. van den Boog was previously with Oracle Corporation where he helped to build the European operations of the company. Mr. van den Boog is a former special advisor to General Atlantic. See “Relationship with General Atlantic” below. Mr. van den Boog’s term of office expires in 2007, but he is eligible for reappointment.

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

For more information on our Board of Directors, please see “Item 10.B. Additional Information—Board of Directors.”

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

Mr. Neeraj Gupta, is our Executive Vice-President and has been with Patni since November 2004. Mr. Gupta has a Bachelor’s degree in Electronics & Communications Engineering from Punjab Engineering College, India and a Master’s degree in Electrical Engineering from the University of Alabama, USA. His responsibilities includes overseeing Telecom and Growth Industry business units. Mr. Gupta has had over fifteen years of proven leadership experience, including managing product management, professional services and engineering teams at various leading technology companies including Octel Communications, Lucent Technologies, Genesys Telecom, and Alcatel. Previously, he was Chief Executive Officer of Patni Telecom (formerly Cymbal), a US based IT services Company, which he led from start-up to successful exit.

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

Mr. Vijay P. Khare is our Executive Vice President and Patni’s Chief Administrative Officer (CAO) and Chief Delivery Officer (CDO) and he has been employed with Patni for 27 years. Mr. Khare has a Bachelor’s degree in Engineering from the Regional Engineering College, Nagpur and a Masters degree in Computer Science from IIT, Mumbai His responsibilities include top level control of key operation metrics across the organization and global delivery coordination. He additionally has responsibility for Centers of Excellence namely Verification & Validation, Business Intelligence and Database Administration; besides that for Quality Assurance; Human Resources; CIO; Patni Academy for Competency Enhancement; and the Global Resource Pool. Mr. Khare began his career with Patni in 1980. During his initial years, he worked on several projects in areas like distribution, manufacturing, and office automation in technologies ranging from Data General to Unix and IBM. He was later involved in the customer relationship management of several accounts including Data General, Waterland BV, and RBS. He managed the General Electric relationship from 1995 to 2000.

Mr. Mrinal R. Sattawala was appointed as our Chief Operating Officer with effect from May 4, 2006. Prior to this, he was designated as Executive Vice-President and Global Sales and Marketing Coordinator and has been with Patni for 20 years. He is also directly responsible for the Sales and Operations of the Europe and APAC regions, besides overseeing Global Sales & Marketing, and the Insurance and Financial Services business units. Mr. Sattawala is an electrical engineer from IIT, Mumbai, and he also received his MBA in 1979 from MacMaster University, Canada. Mr. Sattawala has over 26 years of experience in the IT industry. Prior to Patni, Mr. Sattawala worked with Computer Maintenance Corporation and the ICI group of companies in India.

Mr. Surjeet Singh is our Chief Financial Officer (CFO). Before his appointment as CFO in 2006, he headed the  “Mergers & Acquisitions” function and prior to this, he was the CFO at Cymbal Corporation which he co-founded and which has since been acquired by Patni. His responsibilities include managing global financial operations, corporate finance, treasury, global reporting and international taxation, financial and business planning, and enterprise-wide risk management. Mr. Singh has around two decades of multi-industry global experience in senior management roles at leading finance, business planning and global supply chain functions. He has a successful track record of building finance as a key business enabler, fostering collaboration in large and mid-sized culturally diverse, global and matrixed organizations. Mr. Singh holds a B.S. in Finance and Accounting from the University of Pune and is a fellow of the Institute of Costs and Works Accountants, India and AICPA, USA.

6.B. Compensation

During fiscal 2006, the aggregate annual compensation paid or payable by us and our subsidiaries to our executive directors and executive officers was approximately $4,262,700; (including Mr. N. K. Patni—$1,282,887; Mr. G. K. Patni—Rs. 19,957,535 ($440,535); Mr. A. K. Patni—Rs. 19,869,709 ($438,596); Mr. Russel Boekenkroeger—$228,828; Mr. Neeraj Gupta—$451,039; Mr. S. M. Joshi—Rs. 8,648,177 ($190,897); Mr. V. P. Khare—Rs. 8,282,047 ($182,815); Mr. Mrinal Sattawala—$711,763 and Mr. Surjeet Singh- $335,340. In addition to receiving annual base compensation, some members of our executive management, under Indian laws and regulations, are eligible for grants under the Employee Stock Option Plan (described below).

Our independent directors on the board are each entitled to $40,000 annually in addition to actual boarding and lodging expenses and sitting fees for attending board and committee meetings.

Service Agreements

Mr. Narendra K. Patni is our Chairman and Chief Executive Officer. He is also the President and Chief Executive Officer of Patni Computer Systems, Inc, our U.S. subsidiary, pursuant to an employment agreement with Patni Computer Systems, Inc. dated December 1, 2000, and as amended on August 29,

2003. The employment agreement has an initial term until December 31, 2008. Mr. Patni’s annual base salary under the agreement is $500,000 for the first year of the initial term, after which time it is increased by 10% of the then current annual base salary per year. Mr. Patni does not receive a separate fee for attending board meetings. The agreement may be extended after the initial term at Mr. Patni’s option, on terms and conditions at least as favorable or as are otherwise mutually agreed between Mr. Patni and the board of directors. The agreement can be terminated by the board of directors only after the initial term expires. In the event of termination, Mr. Patni is entitled to a lump sum severance payment equal to five times his then most recent annual base salary.

We have entered into a consultancy agreement with Patni Computer Systems, Inc. dated October 24, 2000, and as amended on August 19, 2003, pursuant to which Mr. Narendra K. Patni has been seconded to us to act as our Chairman and CEO. Our Articles provide that as long as our consultancy agreement with Patni Computer Systems, Inc. is in effect, Mr. Narendra K. Patni shall continue to be the CEO of the Company. In addition, our Articles of Association also provide that so long as Mr. Narendra K. Patni is the CEO, he has the right to appoint and remove all of our key senior personnel and senior management following consultation with General Atlantic. Our board of directors has approved the extension of the consultancy agreement to December 31, 2010.

We have entered into employment agreements with each of Mr. Gajendra K. Patni and Mr. Ashok K. Patni to be appointed as executive director on similar terms. Each agreement had an initial term which expired on October 23, 2005. Our board of directors had resolved that, in accordance with our Articles and subject to the provisions of the Indian Companies Act and approval of our shareholders, to reappoint each of Messrs. Gajendra K. Patni and Ashok K. Patni as our executive directors for a further period of five years commencing October 24, 2005. Our shareholders at the Annual General Meeting held on June 21, 2006 approved these re-appointments for a further period of five years beginning October 24, 2005. Under the terms of the extended agreements, the executive directors are entitled to an annual base compensation of Rs. 9,663,060 ($215,021) per annum from October 2005, which amount is subject to an upward adjustment of 10% of the previous year’s salary. The executive directors are also entitled to medical insurance, allowances for housing, travel and leave and pension and retirement benefits. They do not receive any separate fees for attending board meetings. Subject to our Articles and the provisions of the Indian Companies Act, in the event of termination, each agreement provides that the executive director shall receive a lump sum severance payment equal to five times the annual salary plus house rent allowance.

Relationship with General Atlantic

Our largest shareholder is General Atlantic Mauritius Limited, a Mauritius company formed by General Atlantic LLC, or General Atlantic, for purposes of this section. General Atlantic is a private equity firm that focuses on the information technology, process outsourcing and communications industries.

One of our directors, Mr. William O. Grabe, has been a managing director of General Atlantic since 1992. In addition, Mr. Arun Duggal and Mr. Louis T. van den Boog were the former “special advisors ” to General Atlantic. Special advisors are persons with industry and/or geographic expertise that provide, on a part-time basis, a range of advisory services to General Atlantic in different parts of the world. These services range from identifying new investment opportunities to assisting in the preparation of investment proposals, serving on the boards of portfolio companies and providing strategic advice to such portfolio companies. Special advisors are not directors, managing directors, general partners, executive officers or employees of General Atlantic or any of its affiliates, and do not have any other formal association with General Atlantic, except that they enter into consulting agreements with General Atlantic under which they receive a cash retainer and/or are granted the right to co-invest in one or more of the General Atlantic investment vehicles.

Mr. Arun Duggal served as a special advisor from October 2003 to December 2005. He received an annual cash retainer of $150,000 and had the right to invest as a limited partner in various General Atlantic investment vehicles.

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

We have no financial or other obligations in respect of the status of Messrs. Duggal or van den Boog, former special advisors, and General Atlantic has informed us that no compensation, loans or investment opportunities provided to these individuals are related in any way to our operating or financial performance or the value of our equity shares or ADSs.

Provident Fund

All of our eligible employees receive provident fund benefits through a defined contribution plan in which both the employee and employer make monthly contributions to the plan of 12% each of the covered employee’s defined portion of salary. We have no further obligations under the plan beyond the monthly contribution. We contribute to the Provident Fund Plan maintained by the Government of India. We contributed $1,765,281, $2,613,644  and $3,895,116 to the Provident Fund Plan in 2004, 2005 and 2006.

Benefits

In 2006, we provided approximately $0.9 million for pension, retirement or similar benefits to our directors and executive officers.

Options

Set forth below is information concerning options granted to directors and executive officers. The term of stock options granted to our directors and executive officers will expire on completion of five years from the date of vesting. As of June 1, 2007, our directors and executive officers as a group (directly and indirectly) were granted options under our Employee Stock Option Plan to exercise 1,535,600 of our equity shares, representing less than 1% of our share capital on the following terms:

Name	Exercise Price Per Share	Number of Shares under Option		Expiration Date
Dr. M. Cusumano	Rs. 254/381/458/455	20,000/5,000/5,000/5,000	(1)	2010/2011/2012/2013	(1)
Mr. A. Duggal	Rs. 254/381/458/455	20,000/5,000/5,000/5,000	(1)	2010/2011/2012/2013	(1)
Mr. P. Shah	Rs. 254/381/458/455	20,000/5,000/5,000/5,000	(1)	2010/2011/2012/2013	(1)
Mr. L. van den Boog	Rs. 381/ 458/455	20,000/5,000/5,000	(2)	2011/2012/2013	(1)
Mr. R. Venkateswaran	Rs. 254/381/458/455	20,000/5,000/5,000/5,000	(1)	2010/2011/2012/2013	(1)
Mr. S. Joshi	Rs. 145/338	62,000/100,000	(3)	2009/2010	(3)
Mr. V. Khare	Rs. 145/338	63,300/100,000	(3)	2009/2010	(3)
Mr. M. Sattawala	Rs. 145/338/376	58,300(3)/100,000(3)/350,000	(4)	2009(3)/2010(3)/2012	(4)
Mr. R. Boekenkroeger	Rs. 145/458	50,000/100,000	(5)	2009/2012	(5)
Mr. N. Gupta	Rs. 451/493/385	24,000/11,000/150,000	(6)	2011/2012/2012	(6)
Mr. S. Singh	Rs. 451/493/336	11,000/11,000/1,50,000	(7)	2011/2012/2012	(7)
Mr. Arun Maira	Rs. 336/455	20,000/5,000	(7)	2011/2013	(8)

       (1) Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of the four grants will be from 2010 to 2013, 2011 to 2014, 2012 to 2015 and 2013 to 2016, respectively.

       (2) Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of two grants will be from 2011 to 2014, 2012 to 2015 and 2013 to 2016, respectively.

       (3) Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of the two grants will be from 2009 to 2012 and 2010 to 2013, respectively.

       (4) Out of 350,000 options granted in May 2006, 150,000 options will vest in four equal installments i.e. 25% each year, and expiry date will be 2012 to 2015. The balance 200,000 options granted in May 2006 will vest in four years depending upon the performance of the Company for which Mr. Sattawala is responsible as Chief Operating Officer (COO) of the business units of the Company. These options will expire at the end of five years from the date of vesting.

       (5) Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of two grants will be from 2009 to 2012 and 2012 to 2015, respectively.

       (6) Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of the first grant will be from 2011 to 2014 and for the balance two grants expiry date will be from 2012 to 2015.

       (7) Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of the first grant will be from 2011 to 2014 and for the balance two grants will be from 2012 to 2015.

       (8) Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of two grants will be from 2012 to 2015 and 2013 to 2016, respectively.

6.C. Board Practices

Board Composition

As per the provisions of the Articles of Association of the Company, our Board shall be comprised of not less than three directors and not more than ten directors. Accordingly, our current strength of the Board is ten directors. Further the Articles of Association also provides that Mr. Narendra K Patni, Mr. Gajendra K Patni and Mr. Ashok K Patni, being nominees of the NKP Group, GKP Group and AKP Group respectively, are permanent directors of the Company.

Pursuant to the provisions of the Articles of Association, two third of the total board of directors of the Company will retire by rotation but they are eligible for reappointment. Out of this two-third, one-third will be retiring at every Annual General Meeting but being eligible for re-election can be reappointed at such AGM. Accordingly, Dr. Michael A. Cusumano’s term of office expires in 2007, but he is eligible for reappointment. Mr. Arun Duggal’s term of office expires in 2008, but he is eligible for reappointment. Mr. William O. Grabe’s term of office expires in 2008, but he is eligible for reappointment. Mr. Anupam Puri has resigned as a Director with effect from April 25, 2006. Mr. Pradip Shah’s term of office expires in 2009, but he is eligible for reappointment. Mr. Louis T. van den Boog’s term of office expires in 2007, but he is eligible for reappointment. Mr. Ramesh Venkateswaran’s term of office expires in 2010, but he is eligible for reappointment. Mr. Arun Maira was appointed as a Director with effect from June 21, 2006 and his term of office expires in 2009, but he is eligible for reappointment. For information regarding our board, see Item 6.B.—Compensation—“Service Agreements” above and “Item 10.B. Additional Information—Board of Directors.”

Board Committees

Audit Committee

The Audit committee comprises Mr. Arun Duggal (Chairman), Mr. Pradeep Shah and Mr. Louis T van den Boog. The primary objective of the Audit Committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process by our management, including the internal auditors and reviews the processes and safeguards employed by each. In addition our Audit Committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, audit process, and process for monitoring the compliance with related laws and regulations. The Audit Committee recommends to our Board of Directors the appointment, reappointment and if required the replacement or removal of our independent auditors and fixation of audit and non-audit fees.

Compensation and Remuneration Committee

During the year under review, the Compensation and Remuneration Committee was formed by merging the earlier Committees i.e., the Compensation Committee and the Remuneration Committee. The newly formed Compensation and Remuneration Committee comprises Mr. Ramesh Venkateswaran (Chairman), Dr. Michael Cusumano (Member), Mr. Arun Maira (Member) and Mr. Narendra K. Patni (Permanent invitee). The Committee was formed primarily to administer our employee stock option plan. The Committee also reviews other programs and policies aimed at attracting, motivating and retaining personnel.

Shareholder and Investor Grievances Committee

The Shareholder and Investor Grievances Committee comprises Mr. Arun Maira (Chairman), Mr. Narendra K. Patni and Mr. William O. Grabe (alternate director, Mr. Abhay Havaldar). The Shareholder and Investor Grievances Committee looks into redressal of shareholder and investor complaints, is responsible for the issue of duplicate/split/consolidated share certificates, the allotment and listing of shares and for communications with statutory and regulatory authorities.

Corporate Governance and Nomination Committee

The Corporate Governance and Nomination Committee comprises of Mr. William Grabe (Chairman), Mr. Ramesh Venkateswaran, Dr. Michael Cusumano and Mr. Arun Maira as the Members of the said Committee.  The said Committee was constituted to oversee the Corporate Governance compliance and other related compliances of the Company.

6.D. Employees

For a description of our employees, see “Item 4.B. Information on the Company—Business Overview—Human Resources.”

6.E. Share ownership

For the total number of equity shares, ADSs and options to purchase equity shares and ADSs for each director and executive officer as of June 1, 2007, see “Item 7. Major Shareholders and Related Party Transactions” and “Item 6.B. Directors, Senior Management and Employess—Compensation—Options”.

Employee Stock Option Plan

On June 30, 2003, our shareholders approved an employee stock option plan, which was later ratified after our initial public offering in India by our shareholders at the annual general meeting on June 29, 2004. Under the plan, we may issue up to 11,142,085 equity shares of Rs.2 each to our eligible employees and directors and those of our subsidiaries. The plan is administered by the Compensation and Remuneration Committee of our board of directors. As of June 1, 2007, options to purchase 5,376,295 equity shares were outstanding.

Details regarding various grants to employees and directors are mentioned in the below table.

Description of Grant	No. of options granted	No. of options Vested	Shares allotted pursuant to exercise up to March 31, 2007
Grant as on September 1, 2003 to employees	2,743,400	2,057,550	1,358,224
Grant as on July 1, 2004 to certain of our directors	100,000	50,000	10,000
Grant as on October 1, 2004 to employees	2,750,632	1,375,316	110,967
Grant as on April 1, 2005 to employees and directors	190,000	47,500	—
Grant as on October 1, 2005 to employees	670,710	167,678	—
Grant as on January 2, 2006 to employees	288,000	72,000	—
Grant as on April 1, 2006 to employees and directors	345,000	—	—
Grant as on October 1, 2006 to employees and directors	840,750	—	—
Grant as on April 2, 2007 to employees	356,000	—	—
Grant as on April 24, 2007 to directors	30,000	—	—

Apart from the grant of options described above, Mr. Mrinal Sattawala, Chief Operating Officer was granted 350,000 options on May 4, 2006 and out of this grant, 37,500 options are vested as of June 1, 2007. On July 1, 2006, Mr. Arun Maira, Director of the Company and Mr. Surjeet Singh, Chief Financial Officer of the Company, were also granted 20,000 and 150,000 options, respectively. None of the options covered under these grants are vested as of June 1, 2007.

On April 25, 2006, our Board, subject to the approval of our shareholders, recommended the amendment of our plan to provide an option to the Company to grant ADR-linked stock options to enable certain employees outside India to acquire ADSs upon exercise of the option. The shareholders of the Company at the annual general meeting held on June 21, 2006 have approved the said amendment to the Patni ESOP 2003 to enable the Company to issue up to 2,000,000 ADR linked options to the employees of the Company as well as its subsidiaries. Accordingly, the amended plan, i.e., “Patni ESOP 2003—Revised 2006” has come into force with effect from June 21, 2006.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

The following table provides information relating to the beneficial ownership of our equity shares (directly or in the form of ADSs) as of June 1, 2007 by:

•       each of our directors and executive officers;

•       all of our directors and executive officers as a group; and

•       each person or group of affiliated persons who is known by us to own beneficially 5% or more of our equity shares.

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, equity shares subject to options or warrants held by that person that are currently exercisable, or will become exercisable within 60 days are deemed outstanding, while the shares are not deemed outstanding for purposed of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting or investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

The number and percentage of shares beneficially owned are based on 138,663,350  equity shares outstanding as of June 1, 2007 :

Name	Number of Equity Shares	% of outstanding equity shares
Directors and Executive Officers
Mr. Narendra K. Patni(1)	20,364,198	14.69
Mr. Gajendra K. Patni(2)	19,994,302	14. 42
Mr. Ashok K. Patni(3)	20,614,302	14. 87
Mr. William O. Grabe(4)	22,913,949	16.52
Mr. Louis T. van den Boog(5)	48,002	*
Mr. Mrinal R. Sattawala(6)	43,774	*
Mr. Satish M. Joshi	17,800	*
All Directors and Executive Officers as a Group	61,082,378	44.05
5% Shareholders
General Atlantic Mauritius Limited(4)	22,913,949	16.52
HSBC(7)	10,748,996	7.75
Total	94,745,323	68.33

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

(4)          Includes 20,161,868 ADSs representing 20,161,868 equity shares held by The Bank of New York as depositary. General Atlantic Mauritius Limited, or General Atlantic, owns 2,752,081 our equity shares directly (after the ADS offering) and 20,161,868 ADSs, each one of which represents one equity share. General Atlantic GenPar (Mauritius) Limited, or GenPar, controls the management of General Atlantic by virtue of ownership of a majority of its voting shares. General Atlantic LLC owns all the shares of GenPar. Mr. William O. Grabe is a managing director of General Atlantic LLC. Mr. Grabe disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(5)          Mr. van den Boog’s shareholding was acquired through previous co-investment rights in which Mr. van den Boog invested in various General Atlantic LLC investment vehicles, including one that is an investor in General Atlantic Mauritius Limited, as a result of which he has an approximate 0.2% ownership interest in General Atlantic Mauritius Limited.

(6)          Includes 43,724 underlying shares represented by 21,862 ADRs held by Mr. Mrinal Sattawala.

(7)          Includes 81,88,428 equity shares held by HSBC Global Investment Fund A/c HSBC Global Investment Funds Mauritius Limited, 14,97,568 equity shares held by The Master Trust Bank of Japan, Ltd. A/c HSBC Indian Equity Mother Fund, 10,63,000 equity shares held by HSBC Global Investment Funds A/c HSBC Global Investment Funds Bric Freestyle.

As otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. We are not aware of any arrangement, the consummation of which may at a subsequent date result in a change in our control.

As of  June 1, 2007, approximately 99.97% of our equity shares were held in the names of 26,809 record holders with registered addresses in India. As of June 1, 2007, there were 11 U.S. holders of record with registered addresses in the U.S., who accounted for less than 0.02% of our equity shares. As on December 31, 2006, we had 133 depositary receipts institutional holders in the United States.

Significant Changes in Shareholdings

There are no significant changes in the percentage ownership held by our major shareholders during the fiscal year.

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

These transactions have comprised the following:

•       sale of hardware from Patni Computer Systems, Inc. to PCSTL, amounting to $8,974, nil and nil for the years ended December 31, 2004, 2005 and 2006;

•       operating lease payments for residential and commercial property from these companies and the relatives of our founders, amounting to $289,964, $266,325 and $127,748 for the years ended December 31, 2004, 2005 and 2006; and

•       security deposits for operating leases, with amounts outstanding totaling $297,510, $251,569 and $107,203 for the years ended December 31, 2004, 2005 and 2006.

We do not believe that any of these transactions, individually or in the aggregate, have a material effect on our business as a whole.

Pursuant to a resolution of our board of directors on August 26, 2005, we have determined that we will no longer enter into any transactions for the purchase and sale of hardware with any of Mr. Narendra K. Patni, Mr. Gajendra K. Patni, Mr. Ashok K. Patni or their respective relatives or any affiliate of any of Mr. Narendra K. Patni, Mr. Gajendra K. Patni, Mr. Ashok K. Patni or their respective relatives, who are together referred to as the “Patni Family”, or any company or entity owned or controlled by any member of the Patni Family.

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

Consultancy Agreement

We have entered into a consultancy agreement with Patni Computer Systems, Inc., our U.S. subsidiary, for, among other things, the secondment of Mr. Narendra K. Patni. See “Item 6. B. Directors, Senior Management and Employees—Service Agreements.”

Donations

We have given donations to the Ravindra Patni Charitable Trust, in which our director Mr. Gajendra K. Patni is one of the trustees, totaling $111,898 for the two years ended December 31, 2005. However, pursuant to a resolution of our board of directors on August 26, 2005, we have determined that we will not make any future donations to the Ravindra Patni Charitable Trust or any other trust or similar entity owned or controlled by any member of the Patni Family or any trust or similar entity in which a member of the Patni Family is a trustee. The restriction will not apply to any trust set up by us, the majority of whose trustees are independent trustees, including independent of any member of the Patni Family, and the investments in, and activities of, any such trust are reviewed on an on-going basis by our board of directors.

General Electric

General Electric is our largest customer. Revenues for software services to various entities within General Electric amounted to approximately $103.4 million , $99.4 million  and $84.4 million in the years ended December 31, 2004, 2005 and 2006, respectively. In addition, General Electric charges Patni  for data link connections. Data link charges paid to General Electric for the three years ended December 31, 2006 amounted to $3.1 million. In January 2005, we also entered into a finance lease for the use of commercial vehicles in an amount of $0.2 million with GE Capital Transportation Financial Services Limited. General Electric became an investor in our company in 2000. For a more detailed description of our relationship with General Electric, please see “Item 4. Information on the Company—Business Overview—The General Electric Association.”

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

We have also entered into a deposit agreement with The Bank of New York, or the depositary, and the owners and holders of ADRs dated December 7, 2005 for deposit of equity shares of the Company from time to time with the depositary or with the Custodian as agent of the depositary for the purposes set forth in this Deposit Agreement, for the creation of ADSs representing the equity shares so deposited and for the execution and delivery of ADRs evidencing the ADSs.  Each ADS represents two (2) equity shares.

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

Loans

We grant personal loans to employees who are not executive officers. These loans are repayable in equal installments over periods ranging from six to 60 months. Interest on these loans is charged at 7.5% to 9.0%. Loans outstanding as of December 31, 2004, 2005 and 2006 were $86,453, $56,662 and $267,328. There are no outstanding loans to any of our directors or executive officers.

7.C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements And Other Financial Information

The following financial statements and auditors’ report for fiscal 2006 appear under Item 18 in this Annual Report:

•       Report of Independent Registered Public Accounting Firm

•       Consolidated Balance sheets as of December 31, 2005 and 2006

•       Consolidated Statements of Income for the years ended December 31, 2004, 2005 and 2006

•       Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2004, 2005 and 2006

•       Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006

•       Notes to the Consolidated financial statements

Amount of Export Sales

For the year ended December 31, 2006, we generated $ 577.04 million, or 99.69% of our total revenues of $ 578.85 million, from the export of our products and rendering of services out of India.

Legal Proceedings

Certain income tax related legal proceedings  are pending against us. We are currently cooperating with the US Department of Labor with respect to compliance matters related to our past and present labor practices.  Additionally, we are also involved in lawsuits and claims which arise in ordinary course of business. Please see the description of various tax proceedings in US & India under the section titled “Taxes” under Item 5 of this Annual Report. Other than as disclosed herein, there are no such matters pending that we expect to be material in relation to our business.

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

Our Board of Directors at its meeting held on February 7, 2007 recommended a dividend of 150% of par value, i.e. Rs. 3 per share (approximately $0.07) for fiscal 2006, subject to approval of our shareholders.

8.B. Significant Changes

None

ITEM 9.                THE OFFER AND LISTING

9.A.      Offer and listing details

Our equity shares have been listed and traded on the Bombay Stock Exchange Limited, or BSE, and the National Stock Exchange of India Limited, or NSE, since February 25, 2004. The prices for equity shares as quoted in the official list of each of the Indian Stock Exchanges are expressed in rupees. Our ADSs evidenced by American Depositary Receipts, or ADRs, are traded in the United States on the New York Stock Exchange, or NYSE. Our ADSs commenced trading on the NYSE on December 8, 2005. Each ADS represents two equity shares. The number of our outstanding equity shares (including the underlying shares for ADSs) as of December 31, 2006 was 138,281,853. As of December 31, 2006, there were 20,161,868 privately placed ADSs (representing 20,161,868 equity shares) and 7,684,781 ADSs outstanding (representing 15,369,562 equity shares).

The table below sets forth, for the periods indicated, the reported high and low quoted prices of our shares on the BSE, NSE and the NYSE: (source www.bseindia.com, www.nse-india.com www.ny.frb.org/markets/fxrates/noon/cfm, www.nyse.com)

	BSE		NSE		NYSE
	High $	Low $	High $	Low $	High $	Low $
2006
First Quarter	11.13	9.99	11.12	10.00	25.10	20.59
Second Quarter	10.00	6.39	9.95	6.36	20.87	13.94
Third Quarter	9.24	5.92	9.22	5.90	19.31	11.81
Fourth Quarter	10.24	8.66	10.23	8.69	22.15	18.61
Full Year	11.13	5.92	11.12	5.90	25.10	11.81
2005
First Quarter	9.08	8.16	9.08	8.11	—	—
Second Quarter	8.72	7.49	8.73	7.55	—	—
Third Quarter	10.43	7.93	10.42	7.92	—	—
Fourth Quarter (NYSE beginning on December 8, 2005)	11.02	9.27	10.97	9.25	23.56	21.90
Full Year	11.02	7.25	10.97	7.30	—	—
Month ended
June 2007 (through June 25, 2007)	13.78	12.12	13.78	12.13	26.99	24.45
May 2007	14.00	11.43	14.03	11.42	27.25	24.64
April 2007	11.56	9.15	11.56	9.15	26.49	22.35
March 2007	9.74	8.45	9.73	8.44	23.43	20.90
February 2007	10.37	9.37	10.35	9.38	24.39	20.38
January 2007	10.50	9.05	10.44	9.05	22.40	19.81
December 2006	9.47	8.76	9.48	8.73	20.38	18.61

9.B.     Plan of distribution

Not applicable.

9.C.     Markets

Trading Practices and Procedures on the Indian Stock Exchanges

Stock Exchange Regulation

The stock exchanges in India are regulated by the Securities and Exchange Board of India, or SEBI, and the Ministry of Finance, Capital Markets Division, the Government of India under the Securities Contracts (Regulation) Act, 1956, as amended, or the SCRA, and the Securities Contracts (Regulation) Rules, 1957, as amended, or the SCRR. The SCRR, together with the rules, bye-laws and regulations of the respective stock exchanges, regulate the recognition of stock exchanges, the qualifications for membership thereof and the manner in which contracts are entered into and enforced between members of such stock exchanges.

The main objective of SEBI, pursuant to the Securities and Exchange Board of India Act, 1992, as amended, or the SEBI Act, is to promote the development of and regulate the Indian securities markets and protect the interests of investors. The SEBI Act granted SEBI the powers to regulate the business of the Indian securities markets, including stock exchanges and other financial intermediaries, promote and monitor self-regulatory organizations, prohibit fraudulent and unfair trade practices and insider trading, and regulate substantial acquisitions of shares and takeovers of companies. SEBI has also issued guidelines concerning minimum disclosure requirements by public companies, rules and regulations concerning investor protection, buybacks of securities, employee stock option schemes, stockbrokers, merchant bankers, underwriters, mutual funds, foreign institutional investors, credit rating agencies and other capital market participants.

The SCRA has been amended to include derivatives of securities and units or any other instruments issued by any collective investment scheme to the investors in such schemes, in the definition of “securities”. Trading in index-linked futures, index-linked options, options on individual securities and futures on individual securities takes place on the Indian Stock Exchanges. SEBI has also set up a committee for the review of Indian securities laws, which has proposed a draft Securities Bill. The draft Securities Bill, if enacted in its present form may result in a substantial revision in the laws relating to securities in India.

The Companies (Amendment) Act of 2000 amended the Indian Companies Act and incorporated significant provisions relating to securities, options in securities and equity shares with differential rights. Further, the Indian Companies Act, as amended, has empowered SEBI to administer provisions in so far as they relate to the issue and transfer of securities, non payment of dividends in the case of listed public companies and public companies proposing to get their securities listed and to conduct inspection of a company’s records in respect of matters relating to the issue and transfer of securities. The power to prosecute the defaulting companies in compliance with the said matter has also been vested with SEBI. The Indian Companies Act has been amended to introduce significant changes such as allowing book building for public offerings of securities, buy back of securities, compulsory dematerialization of shares in an initial public offering of securities for a sum of Rs.100 million or more, issue of sweat equity shares, provisions relating to corporate governance, making accounting standards issued by the Institute of Chartered Accountants of India mandatory and relaxing restrictions on inter-corporate investment and loans.

Public Issue of Securities and Listing

Under the Indian Companies Act, a public offering of securities in India must be made by means of a prospectus, which must contain information specified in the Indian Companies Act and the SEBI (Disclosure and Investor Protection) Guidelines, 2000, as amended, or the SEBI Guidelines, and be filed with the Registrar of Companies having jurisdiction over the place where a company’s registered office is situated. A company’s directors and promoters are subject to civil and criminal liability for misstatements in a prospectus. The Indian Companies Act also sets forth procedures for the acceptance of subscriptions and the allotment of securities among subscribers and establishes maximum commission rates for the sale of securities.

SEBI has issued detailed guidelines concerning disclosures by public companies making a public offering of securities and investor protection. Previously, the Controller of Capital Issues of the Government of India regulated the prices at which companies could issue securities. The SEBI Guidelines now permit companies to freely price their issues of securities.

The listing of securities on recognized Indian stock exchanges is regulated by the Indian Companies Act, the SCRA, the SCRR, the SEBI Act and the listing agreements of the respective stock exchanges. Under the standard terms of stock exchange listing agreements, the governing body of each stock exchange is empowered to suspend trading of or dealing in a listed security for breach of an issuer’s obligations under such agreement, subject to such issuer receiving prior notice of the intent of the exchange. A listed company can be delisted under the provisions of SEBI (Delisting of Securities) Guidelines, 2003, which govern voluntary and compulsory delistings of shares of Indian companies from the stock exchanges. SEBI has the power to amend listing agreements and bye-laws of stock exchanges in India.

Pursuant to recent amendments by SEBI to the listing agreements, with effect from May 1, 2006, listed Indian companies are required to ensure that the minimum level of public shareholding, on a continuous basis, is 25% of the total issued shares of a particular class, for every such class that is listed. However, companies which (i) have offered less than 25% (but at least 10%) of the total number of issued shares of a particular class to the public under Rule 19(2)(b) of the SCRR, or (ii) have at least 20 million shares of a particular class listed and a market capitalization of Rs.10,000 million, are permitted to maintain their minimum public shareholding at 10%. Where the public shareholding in a company is less than 25% or 10%, as the case may be, the company is only permitted to dilute its public shareholding pursuant to certain extraordinary events with the prior approval of the concerned stock exchanges. “Public shareholding” excludes shares held by promoters and the promoter group as well as shares held by custodians against which depository receipts have been issued overseas.

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

The shareholders of a listed company and the company itself are also subject to certain disclosure requirements pursuant to the terms of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, as amended. Pursuant to such requirements, any person holding more than 5% equity shares or voting rights in any listed company must disclose to the company the number of equity shares or voting rights held by such person, on becoming such a holder, within four working days of (a) the receipt of intimation of allotment of equity shares or (b) the acquisition or sale of equity shares or voting rights. Additionally, any change in such shareholding or voting rights in excess of 2% (even if such change results in the shareholding or voting rights falling below 5%) is required to be disclosed to the company within four working days of (a) the receipt of intimation of allotment of equity shares or (b) the acquisition or sale of equity shares or voting rights, as the case may be. The company is also required to disclose such information received from its shareholders within five days of the receipt of such information to the stock exchanges on which the company’s equity shares are listed.

Indian Stock Exchanges

The major stock exchanges in India are the BSE and the NSE, which together account for a majority of trading volumes of securities in India. The BSE and NSE together dominate the stock exchanges in India in terms of the number of listed companies, market capitalization and trading volumes of securities.

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

Market Wide Circuit Breakers:   Market wide circuit breakers are applied to the market for movement by 10%, 15% and 20% for two prescribed market indices, whichever is breached earlier: the BSE Sensex for the BSE, or the BSE Sensex, and the Nifty for the NSE, or the NSE Nifty. If any of these circuit breaker thresholds are reached, trading in all equity and equity derivatives markets nationwide is halted.

Price Bands:   Price bands are circuit filters of up to 20% movements either up or down, and are applied to most securities traded in the markets, excluding securities included in the BSE Sensex and the NSE Nifty and derivatives products.

The National Stock Exchange of India Limited

The NSE was established by financial institutions and banks to provide nationwide on-line satellite linked screen-based trading facilities with market makers and electronic clearing and settlement for securities, including Government of India securities, debentures, public sector notes and units. Deliveries for trades executed “on-market” are exchanged through the National Securities Clearing Corporation Limited. The NSE commenced operations in the wholesale debt market and capital markets in 1994 and in derivatives in 2000. As of February 2007, there were 1,063 listed companies trading on the capital markets (equities) segment of the NSE. As of February 2007, the market capitalization of the NSE was approximately Rs.32,969,310 million.

The Bombay Stock Exchange Limited

The BSE, established in 1875, is the oldest stock exchange in India and has evolved over the years into its present status as the premier stock exchange of India. The BSE switched over to an on-line trading network in May 1995 and has expanded this network to over 411 cities in India. Derivatives trading commenced on the BSE in 2000. Retail trading in government securities commenced in June 2003. As of February 2007, the BSE had 921 members, comprising 180 individual members, 719 Indian companies and 22 Foreign Institutional Investors, or FIIs. Pursuant to the BSE (Corporatization and Demutualization) Scheme 2005 of SEBI, on August 19, 2005 the BSE was incorporated as a company under the Indian Companies Act. Only a member of the BSE has the right to trade in the stocks listed on the BSE. As of

February 2007, there were 4,816 listed companies trading on the BSE with an estimated total market capitalization of Rs. 34,892,140 million.

Trading on both the NSE and the BSE occurs Monday through Friday between 9:55 a.m. and 3:30 p.m.

Derivatives (Future and Options)

Trading in derivatives is governed by the SCRA and the SEBI Act. The SCRA was amended in February 2000 and derivative contracts were included within the term “securities”, as defined by the SCRA. Trading in derivatives in India takes place either on separate and independent derivatives exchanges or a separate segment of an existing stock exchange. The derivative exchange or a derivative segment of a stock exchange functions as a self regulatory organization under the supervision of SEBI. Derivatives products have been introduced in a phased manner in India, starting with futures contracts in June 2000 and index options, stock options and stock futures in June 2000, July 2001 and November 2001, respectively.

Depositories

The Depositories Act, 1996, as amended, provides the legal framework for the establishment of depositories to record ownership details and effectuate transfers in book-entry form. SEBI framed the Securities and Exchange Board of India (Depositories and Participants) Regulations, 1996, which, among other things, provide for the formulation of such depositories and the regulation of participants, as well as the inter se rights and obligations of the depositories, participants, beneficial owners and issuers.

The National Securities Depository Limited and Central Depository Services (India) Limited are the two depositories that provide electronic depositories facilities for trading in equity and debt securities in India. SEBI mandates a company making a public or rights issue or an offer for sale to enter into an agreement with a depositary for dematerialization of securities already issued or proposed to be issued to the public or existing shareholders. SEBI has also provided that the issue and allotment of shares in initial public offerings, rights offerings or offers for sale shall only be in electronic form.

Securities Transaction Tax

The rates applicable on taxable securities transactions are specified below:

Taxable Securities Transaction	Rate	Payable by
Purchase of an equity share in a company or a unit of an equity oriented fund, where: (i) the transaction of such purchase is entered into on a recognized stock exchange; and (ii) the contract for the purchase of such share or unit is settled by the actual delivery or transfer of such share or unit	0.125%	Purchaser
Sale of an equity share in a company or a unit of an equity oriented fund, where: (i) the transaction of such sale is entered into on a recognized stock exchange; and (ii) the contract for the sale of such share or unit is settled by the actual delivery or transfer of such share or unit	0.125%	Seller
Sale of an equity share in a company or a unit of an equity oriented fund, where; (i) the transaction of such sale is entered into on a recognized stock exchange; and (ii) the contract for the sale of such share or unit is settled otherwise than by the actual delivery or transfer of such share or unit	0.025%	Seller
Sale of derivatives where the transaction of such sale is entered into on a recognized stock exchange	0.017%	Seller
Sale of a unit of an equity oriented fund to the Mutual Fund	0.25%	Seller

The responsibility for collection of the securities transaction tax lies with the stock exchange where the purchase of securities takes place. The rates were applicable with effect from June 1, 2006.

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

Clause 49 of the listing agreement defines an ‘‘independent director’’ to mean a non-executive director who (i) apart from receiving director’s remuneration, does not have any material pecuniary relationships or transactions with the company, its promoters, its directors, its senior management or its holding company, its subsidiaries and associates, which may affect the independence of the director; (ii) is not related to the promoters or persons occupying management positions at the board level or at one level below the board; (iii) has not been an executive of the company in the immediately preceding three financial years; (iv) is not a partner or an executive and has not been a partner or an executive during the preceding three financial years, of the statutory audit firm or the internal audit firm that is associated with the company, or of the legal firm(s) or consulting firm(s) that have a material association with the company; (v) is not a material supplier, service provider, customer, lessee, or lessor of the company, which may affect the independence of the director and (vi) is not a substantial shareholder owning two per cent or more of the block of voting shares of the company.

The non-management directors must meet at regularly scheduled executive sessions without management.	There is no comparable requirement under Indian law. The board of directors (as a whole) is required to meet at least four times a year, with a maximum gap of four months between any two meetings.
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

2.      To recommend the appointment, re-appointment and if required, the replacement or removal of the external auditor, fix the audit fees and also approve payment to the external auditors for any other services rendered by the external auditors.

3.      To review with the management the annual financial statements before submission to the board for approval, focusing primarily on matters required to be included in the Director’s Responsibility Statement to be included in the board’s report, any changes in accounting policies and practices and reasons therefor, any major accounting entries involving estimates based on exercise of judgment by management, any qualifications in the draft audit report, any significant adjustments in the financial statements arising out of the audit findings, compliance with listing and other legal requirements concerning financial statements and disclosure of any related party transactions.

4.      To review with the management the quarterly financial statements before submission to the board for approval.

5.      To review with the management, the performance of external and internal auditors, and the adequacy of internal control systems.

6.      To review the adequacy of the internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

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

12.   To carry out any other function as is mentioned in the terms of reference of the Audit Committee.

In addition the audit committee is required to mandatorily review the following information:

1.      Management’s discussion and analysis of financial condition and results of operations;

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

Clause 49 requires that a qualified and independent audit committee shall be set up, which has a minimum of three members. Two-thirds of its members shall be independent directors and the chairman of the audit committee shall be an independent director.

• The audit committee members must be financially literate or become financially literate within a reasonable period of their appointment to the audit committee.	The listing agreements require that all members of the audit committee shall be financially literate and at least one member shall have accounting or related financial management expertise.

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

•  In addition to the role of the audit committee described above, the audit committee is required to have powers that include being able to investigate any activity within its terms of reference, seek information from any employee, obtain outside legal or other professional advice and secure attendance of outsiders with relevant expertise, if it considers this necessary.

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

•  Clause 49 requires that the audit committee shall meet at least four times in a year and not more than four months shall elapse between two meetings. The audit committee may invite such executives as it considers appropriate, such as the head of the company’s finance function, to be present at its meetings but it may also meet without the presence of any executives of the company.

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

The listing agreement states that the board of a company may set up a remuneration committee, which shall comprise of at least three directors, all of whom shall be non-executive directors, the chairman of this committee being an independent director.

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

Clause 49 requires that the board shall lay down a code of conduct for all board members and senior management of a listed company. This code of conduct is required to be posted on the website of the company. Further, all board members and senior management personnel shall affirm compliance with the code on an annual basis and the company’s annual report shall contain a declaration to this effect signed by its chief executive officer.

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

Our authorized share capital consists of 250,000,000 equity shares with a par value of Rs. 2 each. As of  June 1, 2007, 138,663,350 equity shares were issued and outstanding and fully paid. On August 30, 2003 we effected a one for two stock split in the form of a stock dividend. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. Substantially all of our equity shares are in non-physical form.

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

Registration number and the objects of the Company

Our company registration number is 11-020127 (CIN U72200MH1978PLC020127). Under our Memorandum of Association, our main objects include, but are not limited to the following:

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

Interested Directors

Pursuant to Section 300 of the Indian Companies Act, interested directors are not allowed to take part in the discussion of, or vote on, any contract or arrangement entered into or to be entered into by or on behalf of the Company if the director is in any way, directly or indirectly, concerned with or interested in the contract or arrangement. In addition, a director is required to disclose the nature of his concern or interest under Section 299 of the Indian Companies Act.

Under Section 297 of the Indian Companies Act, the consent of the board of directors is required where a director of the company or his relative, a firm in which such a director or relative is a partner, any other partner in such a firm, or a private company of which the director is a member or director, is entering into certain contracts with the company.

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

Dividends

Under the Indian Companies Act, the board of directors first recommends the payment of a dividend which is then declared by shareholders in a general meeting. However, the board of directors is not obliged to recommend a dividend. Under our Articles and the Indian Companies Act, our shareholders may, at the annual general meeting, declare a dividend in an amount less than that recommended by the board of directors, but they cannot increase the amount of the dividend.

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

Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of the previous fiscal years, in either case after providing for depreciation. Before declaring a dividend on its shares, a company is required under the Indian Companies Act to transfer to its reserves, a certain percentage of its profits for that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in such year. The Companies (Declaration of Dividend out of Reserves) Rules, 1975 provide that, in the event of inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits, subject to the following conditions:

•       the rate of dividend to be declared may not exceed 10% of the company’s paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;

•       the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10% of the sum of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

•       the balance of the reserves after withdrawal shall not fall below 15% of its paid up capital.

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

The SEBI Guidelines prescribe that no company shall, pending conversion of convertible securities, issue any shares by way of bonus unless a similar benefit is extended to the holders of such convertible securities, through reservation of shares in proportion to the convertible part of such convertible securities. The bonus issue shall be made out of free reserves built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless partly paid-up shares, if any, are made fully paid-up. Further, for the issue of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures. Further, a company should have sufficient reason to believe that it has no outstanding dues in respect of the payment of statutory dues of the employees such as contribution to a provident fund, gratuity and bonus. The issue of bonus shares must be implemented within six months from the date of approval by the board of directors.

Consolidation and Subdivision of Shares

The Indian Companies Act and our Articles permit us to split or combine the par value of our shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive a split or combination.

Pre-emptive Rights and Issue of Additional Shares

The Indian Companies Act and our Articles give shareholders the pre-emptive right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a general meeting of the shareholders. This special resolution must be approved by a number of votes which is not less than three times the number of votes against the special resolution. The offer must include: (a) the right, exercisable by the shareholders of record, to renounce all the shares offered or any of them in favor of any person; and (b) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted within this period, it is deemed to have been declined. The board of directors is authorized to distribute any new shares not purchased by the pre-emptive rights holders in the manner that it deems most beneficial to the company.

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

•       alteration of the articles of association in relation to deletion or insertion of provisions defining private company;

•       the issue of shares with differential rights with respect to voting, dividend or otherwise;

•       the sale of the whole or substantially the whole of an undertaking of the company;

•       providing loans, extending guarantees or providing a security in excess of the limits prescribed under Section 372A of the Indian Companies Act;

•       varying the rights of the holders of any class of shares or debentures or other securities;

•       power to compromise or make arrangement with creditors and members;

•       the election of a director; and

•       the buy-back of shares.

While the Indian Companies Act permits a company to issue shares with differential rights as to dividend, voting or otherwise, it may do so subject to certain conditions specified under the Companies (Issue of Share Capital with Differential Voting Rights) Rules, 2001, some of which are:

•       the company should have distributable profits (in terms of Section 205 of the Indian Companies Act) for a period of three financial years immediately preceding the year in which it was decided to issue such shares;

•       the shares with differential voting rights shall not be in excess of 25% of the total issued share capital; and

•       the voting rights of existing shares cannot be altered.

Our Articles permit the issue of shares with differential voting rights.

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

Transfer of Shares

Shares held through depositories are transferred in the form of book entries or in electronic form in accordance with the Securities and Exchange Board of India (Depositories and Participants) Regulations, 1996. These regulations provide the regime for the functioning of the depositories and the participants and set forth the manner in which the records are to be kept and maintained and the safeguards to be followed in this system. Transfers of beneficial ownerships of shares held through a depositary are exempt from stamp duty. We have entered into an agreement for such depositary services with National Securities Depository Limited and the Central Depository Services (India) Limited.

The shares of an Indian public company are freely transferable, subject to the provisions of the Indian Companies Act pursuant to which if a transfer of shares contravenes the SEBI Act, or regulations made thereunder, or the Sick Industrial Companies (Special Provisions) Act, 1985 or any other similar law, the Company Law Board (which is expected to be replaced by the National Company Law Tribunal) may, on an application made by the company, a depositary, a participant, an investor or SEBI, direct a rectification of the register of records. If a company without sufficient cause refuses to register a transfer of shares within two months from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the Company Law Board seeking to register the transfer of shares.

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

Disclosure of Ownership Interest

Section 187C of the Indian Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the holder of record and the holder of record to declare details of the beneficial owner. Any charge, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner or any hypothecation by the registered owner of any equity share shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure by a person to comply with Section 187C will not affect the company’s obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares in respect of which the declaration has not been made.

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

Any investor who fails to comply with the requirement to make a declaration under Section 187C may be liable for a fine up to Rs. 1,000 for each day such failure continues. Additionally, if we fail to comply with the provisions of Section 187C, then we may be liable for a fine of up to Rs. 100 for each day the default continues.

Audit and Annual Report

A public limited company’s audited financial statements, the directors’ report and the auditors’ report must be approved at the annual general meeting. These documents also include certain other financial information, a report on corporate governance and a section on management’s discussion and analysis. These documents need to be made available for inspection at the company’s registered office during normal working hours for 21 days prior to the annual general meeting.

Under the Indian Companies Act, a company must file the above documents with the Registrar of Companies within 30 days after the date of the annual general meeting. Under the listing agreement, copies of the statutory and director’s annual reports, balance sheets and profit and loss accounts and other special reports are required to be sent to the stock exchanges as soon as they are issued. A company is also required to file with the stock exchanges a compliance report on a quarterly basis, within 15 days from the end of the quarter incorporating, inter alia, the shareholding pattern. The listing agreement also requires companies to furnish to the stock exchange unaudited quarterly and semi-annual financial results of operations and publish such information in at least one English language newspaper.

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

Buy-back

Pursuant to Section 77A of the Indian Companies Act and the SEBI (Buyback of Securities) Regulations, 1998, as amended, a listed company may buy its equity shares out of its free reserves or securities premium account or the proceeds of any equity shares or other specified securities. No buy-back of any kind of shares or other specified securities can be made out of the proceeds of an earlier issue of the same kind of securities. If such buy-back constitutes more than 10% of the total paid-up equity capital and free reserves of the company, it shall require the approval of at least 75% of the shareholders present and voting at a general meeting of shareholders of such company. A board resolution will constitute sufficient corporate authorization for a buy-back within the above limit. A company cannot buy-back shares representing more than 25% of its paid-up equity capital in a single financial year. Further, the total consideration for the buy-back cannot exceed 25% of the paid-up capital and free reserves of a company.

A company is not permitted to make any further issue (including a rights issue) of the same kind of shares or other specified securities within a period of six months of such buy-back, except by way of a bonus issue or in discharge of its existing obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into equity.

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

Any ADS holder may participate in a company’s purchase of its own shares by withdrawing its ADSs from the depositary facility, acquiring equity shares upon the withdrawal and selling such shares back to the company. We cannot guarantee that equity shares offered by an ADS investor in any buy-back of shares by us will be accepted by us. The regulatory approvals required for ADS holders to participate in a buy-back are not entirely clear, and ADS investors are advised to consult their legal advisors prior to participating in any buy-back of shares by us, including advice related to any related regulatory approvals and tax issues.

Alteration of Shareholder Rights

Under the Indian Companies Act, and subject to the provisions of the articles of association of a company and the relevant rules as issued by the Department of Company Affairs, the rights of any class of shareholders can be altered or varied (i) with the consent in writing of the holders of not less than three-fourths of the issued shares of that class; or (ii) by the special resolution passed at a separate meeting of the holders of the issued shares of that class. In the absence of any such provision in the articles, such alteration or variation is permitted as long as it is not prohibited by the agreement governing the issue of the shares of that class. Under the Indian Companies Act, the articles may be amended by a special resolution of the shareholders..

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

Limitation on the Rights to Own Securities

The limitation on the rights to own securities of Indian companies, including the rights of non-resident or foreign shareholders to hold securities, are discussed below in “Item 10.D. Additional Information—Exchange Controls”.

Takeover Code

The SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended, or the Takeover Code, prescribes certain thresholds of securities ownership or trigger points that give rise to certain obligations thereunder. The Takeover Code requires disclosure of the aggregate shareholding or voting rights in a listed company by any acquirer who acquires shares or voting rights which (taken together with shares or voting rights, if any, already held by such acquirer) entitle him to more than 5%, 10%, 14%, 54% or 74% of the shares or voting rights in that company. The Takeover Code also requires (unless specifically exempted) the making of an open offer to acquire an additional 20% of the voting capital of a company in the following circumstances:

(a)   any acquirer, who together with persons acting in concert with such acquirer, acquires or agrees to acquire 15% or more of the equity shares or voting rights in the company;

(b)   any acquirer who, together with persons acting in concert with such acquirer, has acquired 15% or more, but less than 55%, of the equity shares or voting rights in the shares of the company and who acquires additional shares or voting rights entitling such acquirer to exercise more than 5% of the voting rights in any financial year ending March 31;

(c)   any acquirer who, together with persons acting in concert with such acquirer, has acquired 55% or more, but less than 75%, of the shares or voting rights in the shares of the company (or, where the company concerned had obtained the initial listing of its shares by making an offer of at least 10% of the issue size to the public pursuant to Rule 19(2)(b) of the SCRR, less than 90% of the shares or voting rights in the company) and who acquires any additional share or voting right;

(d)   any acquirer who, together with persons acting in concert with such acquirer, holds 55% or more, but less than 75%, of the shares or voting rights of the company (or, where the company concerned had obtained the initial listing of its shares by making an offer of at least 10% of the issue size to the public pursuant to Rule 19(2)(b) of the SCRR, less than 90% of the shares or voting rights in the company), intends to consolidate its holdings while ensuring that the public shareholding in the target company does not fall below the minimum level permitted by the listing agreement with the stock exchanges; or

(e)   any acquirer who acquires control over the company (directly or indirectly), irrespective of whether there has been any acquisition of shares or voting rights in the company.

However, in the event a public offer is made pursuant to paragraph (d) above, the minimum size of the public offer to acquire the voting capital of the target company is required to be the lesser of (i) 20% of the voting capital of the company; or (ii) such other lesser percentage of the voting capital of the company as would, assuming full subscription of the offer, enable the acquirer, together with persons acting in concert with him, to increase his holding to the maximum level possible, which is consistent with the target company meeting the requirements of minimum public shareholding as set forth in the listing agreement.

Further, if the acquisition of voting capital of a target company made by an acquirer pursuant to a public offer results in the public shareholding in the target company being reduced below the minimum level required in the listing agreements with the stock exchanges for the purpose of continuous listing, the acquirer is required to take necessary steps to facilitate compliance of the target company with the relevant provisions of the listing agreement within the time period mentioned in the listing agreements.

The Takeover Code sets out the contents of the required public announcements as well as the minimum offer price. The minimum offer price depends on whether the shares of the company are “frequently” or “infrequently” traded (as defined in the Takeover Code). In case the shares of the company are frequently traded, the offer price shall be the higher of:

•       the negotiated price under the agreement for the acquisition of shares in the company;

•       the highest price paid by the acquirer or persons acting in concert with him for any acquisitions, including through an allotment in a public, preferential or rights issue, during the 26-week period prior to the date of public announcement;

•       the average of the weekly high and low of the closing prices of the shares of the company quoted on the stock exchange where the shares of the company are most frequently traded during the 26-week period prior to the date of public announcement, or the average of the daily high and low of the prices of the shares as quoted on the stock exchange where the shares of the company are most frequently traded during the two weeks preceding the date of public announcement, whichever is higher.

Specific obligations of the acquirer and the board of directors of the target company in the offer process have also been specified. Acquirers making a public offer also must deposit in an escrow account a percentage of the total consideration payable under the public offer, which will be forfeited in the event that the acquirer does not fulfill its obligations.

The Takeover Code, subject to certain conditions specified in the Takeover Code, exempts certain specified acquisitions from the requirement of making a public offer, including, among others, the acquisition of shares (1) by allotment in a public issue or a rights issue; (2) by underwriters pursuant to an underwriting agreement; (3) by registered stockbrokers in the ordinary course of business on behalf of clients; (4) in unlisted companies; (5) pursuant to a scheme of reconstruction or amalgamation; (6) pursuant to a scheme under Section 18 of the Sick Industries Companies (Special Provisions) Act, 1985; (7) resulting from, inter se transfers between companies belonging to the same group of companies as defined in the Monopolies and Restrictive Trade Practices Act, 1969, as amended or between relatives or between “qualifying promoters” of a publicly listed company or between qualifying Indian promoters and foreign collaborators who are shareholders; (8) by way of transmission through inheritance or succession; (9) resulting from transfers by Indian venture capital funds or foreign venture capital investors registered with SEBI, to promoters of a venture capital undertaking or venture capital undertaking pursuant to an agreement between such venture capital funds or foreign venture capital investors with such promoters or venture capital undertaking; (10) by the Government controlled companies, unless such acquisition is made pursuant to a disinvestment process undertaken by the Government or a state government; (11) change in control by takeover/restoration of the management of the borrower company by the secured creditor in terms of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002; (12) acquisition of shares by a person in exchange of equity shares received under a public offer made under the Takeover Code; and (13) in terms of guidelines and regulations relating to delisting of securities as specified by SEBI. The Takeover Code does not apply to acquisitions in the ordinary course of business by public financial institutions either on their own account or as a pledgee. An application may also be filed with the takeover panel seeking exception from the open offer requirements of the Takeover Code.

In addition, the provisions of the Takeover Code relating to making of a public offer do not apply to the acquisition of American Depository Receipts or Global Depository Receipts so long as they are not converted into equity shares carrying voting rights.

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

10.D. Exchange Controls

The subscription, purchase and sale of shares of an Indian company are governed by various Indian laws restricting the issuance of shares by the company to non-residents or subsequent transfer of shares by or to non-residents. These restrictions have been relaxed in recent years. Set forth below is a summary of various forms of investment, and the restrictions applicable to each, including the requirements under Indian law applicable to this issue of ADSs.

Foreign Direct Investment

Issues by the Company

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

Subsequent Transfers

Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. The RBI has granted general permission to persons resident outside India to transfer shares and convertible debentures held by them to an Indian resident, subject to compliance with certain terms and conditions and reporting requirements. As a result, for a transfer between a resident and a non-resident of securities of an Indian company in the IT sector, such as ours, no prior approval of either the RBI or the Government of India is required, as long as certain conditions are met. These conditions include compliance, as applicable, with pricing guidelines, the Takeover Code, and the ownership restrictions based on the nature of the foreign investor. If a sale or purchase is conducted on a stock exchange at prevailing market prices, the pricing guidelines will be deemed satisfied. For off-market, negotiated transactions, the guidelines require a transaction price based on the prevailing market price.

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

NRIs are permitted to make Portfolio Investments on favorable tax and other terms under India’s Portfolio Investment Scheme. Under the scheme, an NRI can purchase up to 5% of the paid up share capital of an Indian company, subject to the condition that the aggregate paid up share capital purchased by all NRIs through Portfolio Investments does not exceed 10% of the paid up capital of the company. This limit may be increased up to 24% by passing a special resolution of its members. We have not obtained shareholder approval for our equity shares to be owned by the NRIs beyond the aforesaid 10% limit. In addition to Portfolio Investments in Indian companies, NRIs may also make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.

Overseas corporate bodies, or OCBs, i.e., entities in which at least 60% is owned by NRIs, were previously permitted to invest on favorable terms under the Portfolio Investment Scheme. With effect from September 16, 2003, OCBs are no longer recognized by the RBI as an eligible class of investors in India. Accordingly, OCBs will not be eligible to subscribe for ADSs.

Investment by Foreign Institutional Investors

Currently, FIIs such as pension funds, investment trusts, insurance or reinsurance companies, international or multilateral organizations and asset management companies, are eligible to make Portfolio Investments on favorable terms in all the securities traded on the primary and secondary markets in India. Investment by FIIs in certain sectors is prohibited.

The Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995 provide that no single FII may hold more than 10% of a company’s total issued capital in its own name, and where an FII is investing on behalf of a sub-account, the investment on behalf of such sub-account is not permitted to exceed 10% of the total issued capital of the Company.

The total holding in an Indian company of all FIIs together with their sub-accounts is subject to a cap of 24% of the total issued capital of the company, which may be increased up to the percentage of sectoral cap on FDI in respect of the said company pursuant to a resolution of the board of directors of the company and the approval of the shareholders of the company by a special resolution. For arriving at the ceiling on holdings of FIIs, investments made by FIIs through ADRs are not included. We have not obtained shareholder approval for our equity shares to be owned by FIIs beyond the aforesaid 24% limit.

There is uncertainty under Indian law about the tax regime applicable to FIIs that hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisers about the relationship between the FII guidelines and the ADSs and any equity shares withdrawn upon surrender of the ADSs.

ADSs

Issue of ADSs

Subject to the fulfillment of certain conditions, including compliance with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, or the 1993 Regulations, as amended from time to time, Indian companies issuing ADSs are not required to obtain the prior approval of the Ministry of Finance or the RBI, except in certain cases. An Indian company issuing ADSs must comply with certain reporting requirements specified by the RBI.

On August 31, 2005 the Government of India amended the 1993 Regulations to provide a pricing floor for Global Depositary Receipt (which includes ADSs) and Foreign Currency Convertible Bond issues. Under the revised regulations, the offer price of the GDSs/ADSs cannot be less than the higher of the average of the weekly high and low of the closing prices of the shares as quoted on the BSE or the NSE during (a) the six months and (b) the two weeks immediately preceding the date that is 30 days prior to the date on which the shareholder meeting was held to consider the proposed issue.

Fungibility of ADSs

As per the directions issued by the RBI on the two-way fungibility of ADSs, a person resident outside India is permitted to purchase, through a registered stock broker in India, shares of an Indian company for the purposes of converting the same into ADSs, subject, inter alia, to the following conditions:

•       the shares of the Indian company are purchased on a recognized stock exchange in India;

•       the shares of the Indian company are purchased on a recognized stock exchange with the permission of the domestic custodian for the ADSs issued by the Indian company and such shares are deposited with the custodian after purchase;

•       the Indian company has authorized the custodian to accept shares from non-resident investors for reissuance of ADSs;

•       the number of shares of the Indian company so purchased does not exceed the ADSs converted into underlying shares and shall be subject to sectoral caps, as applicable; and

•       compliance with the provisions of the 1993 Regulations.

Sponsored ADS Facilities

By notification dated November 23, 2002, the RBI has permitted existing shareholders of Indian companies to sell their shares through the issue of ADSs against the block of existing shares of an Indian company, subject to the following conditions:

•       the facility to sell the shares will be available pari passu to all categories of shareholders;

•       the sponsoring company whose shareholders propose to divest existing shares in the overseas market through the issue of ADSs will give an option to all its shareholders indicating the number of shares to be divested and the mechanism of determining the price under the applicable ADS norms. If the shares offered for divestment are more than the pre-specified number to be divested, shares would be accepted from the existing shareholders in proportion to their existing shareholdings;

•       the proposal for divestment of the shares will have to be approved by a special resolution of the shareholders of the Indian company in a general meeting;

•       the proceeds of the ADS issue raised abroad shall be repatriated to India within a period of one month from the closing of the issue. However, the proceeds of the ADS offering can also be retained abroad to meet the future foreign exchange requirements of the company; and

•       the issue-related expenses in relation to the public issue of ADSs under this scheme will be subject to a ceiling of 7% of the issue size, in the case of public issues, and 2% of the issue size, in the case of private placements. Issue-related expenses will include underwriting commissions and charges, legal expenses and reimbursable expenses. Issue-related expenses shall be passed on to shareholders participating in the sponsored issue on a pro-rata basis. Issue-related expenses beyond the ceiling will require the approval of the RBI.

The issuer is also required to furnish a report to the RBI specifying the details of the offering, including the amount raised through the offering, the number of ADSs issued, the underlying shares offered, the percentage of foreign equity in the issuer represented by the ADSs, details of issue parameters and details of repatriation within 30 days of such issue.

Transfer of ADSs and Surrender of ADSs

A person resident outside India may transfer the ADSs held in Indian companies to another person resident outside India without prior approval of Government of India or the RBI. Other than mutual funds that may purchase ADSs subject to terms and conditions specified by the RBI, a person resident in India is not permitted to hold ADSs of an Indian company, except in connection with the exercise of stock options. An ADS holder is permitted to surrender the ADSs held by him in an Indian company and to receive the underlying equity shares under the terms of the deposit agreement.

10.E. Taxation

Indian Taxation

General

The following summary is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders or employees under Indian law for the acquisition, ownership and sale of ADSs and equity shares. This summary is based on the law and practice of the Indian Income-tax Act, 1961, or Income-Tax Act, including the special tax regime contained in Sections 115AC and 115ACA of the Income-tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993, as amended on, January 19, 2000, or the Issue of Foreign Currency Convertible bonds and Ordinary Shares Scheme. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income-tax Act.

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

However with effect from the tax year beginning April 1, 2007, the rate of dividend distribution tax has increased to 16.995% including a surcharge of 10% on the total amounts distributed as dividend and an education and a senior education cess at the rate of 2% and 1% respectively of such tax and surcharge.

Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

Taxation of Capital Gains

The following is a brief summary of capital gains taxation of non-resident holders and resident employees relating to the sale of ADSs and equity shares received upon conversion of ADSs. The relevant provisions are contained mainly in sections 45, 47(vii)(a), 115AC and 115ACA, of the Income-tax Act, in conjunction with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme.

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

Pursuant to Section 115AC of the Income-tax Act read with the provisions of the 1993 Regulations, long term capital gains realized on sale of ADSs (not covered above) will be subject to tax at the rate of 10% excluding the applicable general surcharge and education surcharge. Where the beneficial holder of the ADS is an individual the tax shall be increased by a 10 % general surcharge (if the total income is in excess of Rs. 1,000,000 during the previous year) and education cess of 2% and senior education cess 1% on tax and general surcharge. Where the beneficial holder is a non-resident company, the above amount of tax shall be increased by a 2.5% general surcharge and 2% and 1% education cess and senior education cess respectively. This tax is levied in India by withholding the tax at the above rates.

Any income arising from the transfer of equity shares held as long term capital asset that is subject to securities transaction tax, which is effective from October 1, 2004, shall be exempt from long term capital gains tax. Any income arising from the transfer of equity shares held as a short term capital asset, that is subject to securities transaction tax (effective from October 1, 2004), shall be taxed at a rate of 10% plus a general surcharge of 10% for individuals having total income in excess of Rs. 1,000,000 during the previous year or 2.5% in case of foreign companies, and an additional 2% and 1% education cess and senior education cess respectively on tax and surcharge amount.

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

Where the income is classified as trading or business income, and is found liable to tax in India, non-resident companies will be taxed in India on the net income at the rate of 40% increased by 2.5% surcharge and 2% and 1% education and senior education cess respectively. Further, MAT will apply in such cases. Non-residents other than companies or residents will be taxed at 30% increased by 10% surcharge and 2% and 1% education and senior education cess respectively, on trading or business income.

Minimum Alternate Tax (MAT)

Pursuant to the changes introduced by the Finance Bill, 2007, the corporate shareholders may be subject to a Minimum Alternate Tax (“MAT”). As per the Income-tax Act, if the tax payable by any company (including a foreign company) is less than 10 % of its book profits, it will be required to pay MAT which will be deemed to be 11.33% of such book profits, in case of a foreign company.

Further, the provisions of MAT will also be applicable to corporates from the tax year beginning April 1, 2007 claiming deduction under section 10A and 10B of the Indian Income Tax Act. (which mainly includes IT companies) and based on the provisions, corporates will be liable to pay MAT at the rate of 11.33% (including a surcharge of 10% and an education cess and a senior education cess at the rate of 2% and 1% respectively of such tax and surcharge) or tax computed as per normal provisions, whichever is higher.

Securities Transaction Tax

The Finance Act, 2004 has introduced certain new provisions with regard to taxes on the sale and purchase of securities, including equity shares. On and after October 1, 2004, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay each a Securities Transaction Tax, or STT at the rate of 0.10% of the transaction value of the securities, if a transaction is a delivery based transaction i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.02% of the transaction value of the securities, if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. The Finance Bill, 2007 has increased the rate to 0.125% for delivery based transactions and 0.025% for non-delivery based transactions. The STT can be set-off against business income tax, in accordance with the provisions of the Income-tax Act, provided the gains on the transactions are taxed as business income and not as capital gains.

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

The 1993 Regulations provides that if the equity shares are sold on a recognized stock exchange in India against payment in Indian rupees, they will no longer be eligible for preferential tax treatment. It is unclear as to whether section 115AC and the 1993 Regulations are applicable to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon conversion of the ADSs. It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 40% excluding the applicable general surcharge of 2.5% and education of 2% and senior education cess of 1% in case of a foreign company, and 30%, excluding the applicable general surcharge and education and senior education cess, in case of resident and non-resident employees at the applicable slab rate (10%, 20% or 30%, as the case may be) and increased by a general surcharge of 10% for individuals having total income in excess of Rs. 1,000,000 plus 2% and 1% education and senior education cess respectively on tax and general surcharge. In case of persons other than individuals and companies, the rate of tax would be 30% increased by a 10% surcharge, and a 2% and 1% education and senior education cess respectively.

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

Service tax

Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 12%, excluding education cess of 2% and senior education cess of 1% on tax. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the government account.

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

Taxation of Dividends

U.S. Holders.   Subject to the PFIC rules referred to below, under the U.S. Federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes). You must include the amount of any Indian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. Dividends received by an individual taxpayer during taxable years beginning before January 1, 2011 will be taxed at a maximum rate of 15%, where certain holding period and other requirements are satisfied, if such dividends constitute qualified dividend income. Qualified dividend income includes dividends paid by a Qualified Foreign Corporation, and we believe that we are, and will continue to be, a Qualified Foreign Corporation. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certificates from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and equity shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances. Dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

Taxation of Capital Gains

U.S. Holders.   Subject to the PFIC rules referred to below, if you are a U.S. holder and you sell or otherwise dispose of your equity shares or ADSs, you will recognize capital gain or loss for U.S. Federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that you realize and your tax basis, determined in U.S. Dollars, in your equity shares or ADSs. Prior to January 1, 2011, capital gains of a non-corporate U.S. holder are generally taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations.

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

We have sought to reduce the effect of exchange rate fluctuations on our operating results by entering into foreign exchange forward contracts. As of December 31, 2005, we had outstanding forward contracts of $77.0 million. As of December 31, 2006, we had outstanding forward contracts of $182.6 million. These contracts typically mature within twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these instruments only for hedging purposes. We may not purchase contracts adequate to insulate ourselves from all foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such contracts may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies.

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

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Modification in the rights of security holders

On April 25, 2006, our Board, subject to the approval of our shareholders, recommended the amendment of our ESOP 2003 plan to provide an option to the Company to grant ADR-linked stock options to enable certain employees outside India to acquire ADSs upon exercise of options. The shareholders of the Company at the annual general meeting held on June 21, 2006 approved the said amendment to the Patni ESOP 2003 to enable the Company to issue up to 2,000,000 ADR linked stock options to the employees of the Company as well as its subsidiaries. Accordingly, the amended plan, i.e., “Patni ESOP 2003- Revised 2006” has come into force with effect from June 21, 2006.

Use of proceeds

In our initial offering of our ADSs, completed on December 8, 2005, we issued 6,156,250 ADSs, representing 12,312,500 equity shares of Rs. 2 each, to an underwriting syndicate (including the underwriters’ over-allotment option of 1,031,250 ADSs representing 2,062,500 equity shares) at an initial offering price of $20.34 per ADS pursuant to a registration statement filed on Form F-1 (File No.333-129771) with the SEC. The managing underwriters were Goldman Sachs (Asia) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and ABN AMRO Rothschild LLC. We received approximately $117 million in net proceeds from the offering (after adjusting for direct expenses relating to the offering of ADSs of approximately $8.2 million, out of which $7.6 million was paid as underwriting and management consulting fees and $0.6 million was paid for other expenses.).

As of December 31, 2006, US$25 million had been utilized for capital expenditure for office facilities and the balance $92 million remained as cash and cash equivalents pending utilization.

ITEM 15T. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Based on their evaluation as of December 31, 2006, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. See the certifications regarding disclosure controls and procedures set forth in Exhibits 12.1, 12.2, 13.1 and 13.2.

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

Management’s Report on Internal Controls over Financial Reporting

Internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the US Securities and Exchange Act of 1934, as amended.

The internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America and includes those policies and procedures that:

•       Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•       Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•       Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

A material weakness in internal control over financial reporting is defined by the Public Company Accounting Oversight Board (“PCAOB”) Auditing Standard No. 2 as a control deficiency, or, combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Our management, including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in “Internal Control-Integrated Framework”. This assessment included an evaluation of the design and operation of internal controls over financial reporting.

Based on this assessment, the management concluded that, as of December 31, 2006, the Company has maintained effective internal controls over financial reporting

Changes in internal control over financial reporting

During the period covered by this Annual Report, there were no material changes in our internal control over financial reporting. However, we have incorporated some process changes to strengthen the controls that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. For example, in connection with an ongoing review of certain tax aspects relating to our international operations by the tax authorities in the US, we have added a control process of review by our senior management to ensure that proper documentation is maintained with respect to our income tax return filings and we have also recently appointed a VP Finance and Head Global Taxation to strengthen our tax team.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Mr. Arun Duggal (Chairman), Mr. Pradip Shah and Mr. Louis T. van den Boog, each of whom is an independent director pursuant to the applicable rules of the Securities Exchange Commission and the NYSE. See “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Mr. Arun Duggal is an Audit Committee Financial Expert as defined in item 401(h) of Regulation S-K.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees for professional audit services rendered by KPMG for the audit of the Company’s annual financial statements for 2005 and 2006, and fees billed for other services rendered by KPMG.

Fiscal Year Ended December 31,	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Total Fees
	(Amounts in US$)
2005	261,022	4,825	35,267	396,077	697,191
2006	706,672	2,293	580,000	273,791	1,562,756

Audit fees

Audit fees represent fees for professional services rendered for the audit of the standalone and consolidated financial statements of the Company and its subsidiaries prepared in accordance with Indian GAAP and US GAAP.

Audit-related fees

Audit-related fees represent fees for professional services rendered in connection with Securities and Exchange Board of India requirements, requirements related to Indian Stock Exchanges and ESOP related matters.

Tax fees

Services provided primarily consist of routine corporate tax advisory services.

All other fees

Services provided primarily consist of ADR support fees, payroll related tax issues, transfer pricing study and quality review for ISO 9001:2000, BS7799, CMMI/ISO.

We obtain prior approval of our audit committee in connection with the nature of services that are provided and the fees to be paid for the services. For services other than those specified, approval would need to be obtained from the audit committee prior to the performance of such services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not sought any exemption from the listing standards for audit committees applicable to us as a foreign private issuer.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

During fiscal 2006, there were no purchases made by or on behalf of us or any affiliated purchaser of shares of any class of our securities that are registered pursuant to Section 12 of the US Securities and Exchange Act,1934, as amended.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statement and auditors report for fiscal 2006 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

•       Report of Independent Registered Public Accounting Firm.

•       Consolidated Balance Sheets as of December 31, 2005 and 2006.

•       Consolidated Statements of Income for the years ended December 31, 2004, 2005 and 2006.

•       Consolidated Statements of Stockholders Equity and Comprehensive Income for the years ended December 31, 2004, 2005 and 2006.

•       Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006.

•       Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

*1.1	Articles of Association of Patni Computer Systems Limited, as amended
*1.2	Memorandum of Association of Patni Computer Systems Limited, as amended
*1.3	Certificate of Incorporation of Patni Computer Systems Limited, as amended
*2.1	Form of Deposit Agreement
*2.2	Patni’s specimen certificate for equity shares
*2.3	Form of American Depositary Receipt
*2.4	Patni ESOP 2003-Revised 2006 #
*4.2	Registration Rights Agreement
*4.3	Purchase Agreement between Patni Computer Systems Limited and Cymbal Corporation dated November 3, 2004
*4.4	Lease Deed entered into between the Company and State Industrial Promotion Corporation of Tamil Nadu Limited (SIPCOT), dated September 30, 2004
*4.5	Service Agreement between Patni Computer Systems Inc. and Mr. Narendra K. Patni dated December 1, 2000, as amended
*4.6	Consultancy Agreement between Patni Computer Systems Limited and Patni Computer Systems Inc. (f/t/a Data Conversion Inc.) dated October 27, 2000
*4.7	Terms of employment for Mr. Gajendra K. Patni and Mr. Ashok K. Patni

*4.8	Information Technology Services Agreement between General Electric International Inc. and Patni Computer Systems Inc. dated November 12, 2003
8.1	List of subsidiaries of the Registrant, see “Item 4. Information on the Company—Organizational Structure”
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes Oxley Act
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes Oxley Act
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes Oxley Act
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes Oxley Act

*                    Previously filed on November 17, 2005 with the SEC on Form F-1 (File Number 333-129771)

#                 Incorporated by reference from Form S-8 (file number 33-137306)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

For Patni Computer Systems Limited
	By:	/s/ NARENDRA K. PATNI
Narendra K. Patni
Chief Executive Officer
For Patni Computer Systems Limited
	By:	/s/ SURJEET SINGH
Surjeet Singh
Chief Financial Officer
Mumbai, India
Date: June 29, 2007

Patni Computer Systems Limited and subsidiaries
Consolidated financial statements
Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Patni Computer Systems Limited

We have audited the accompanying consolidated balance sheets of Patni Computer Systems Limited and subsidiaries (‘the Company’) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patni Computer Systems Limited and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2.1.27 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share- Based Payment.

Mumbai, India
21 February 2007

Patni Computer Systems Limited and subsidiaries
Consolidated Balance Sheets

	As of
	December 31, 2005	December 31, 2006
Assets
Current assets
Cash and cash equivalents	$148,819,600	$46,510,010
Investments	141,775,935	242,968,048
Accounts receivable, net	58,747,671	101,893,834
Accounts receivable from a significant shareholder, net	15,673,490	13,724,670
Costs and estimated earnings in excess of billings on uncompleted contracts	26,094,094	22,834,345
Deferred income taxes	13,722,884	10,240,528
Prepaid Expenses	2,051,035	2,155,676
Other current assets	7,498,001	9,860,763
Total current assets	414,382,710	450,187,874
Deferred income taxes	3,401,766	370,529
Investments	—	3,048,092
Other assets	9,711,827	11,457,225
Property, plant and equipment, net	88,244,547	125,757,824
Intangible assets, net	10,158,065	9,687,443
Goodwill	27,987,198	39,831,664
Total assets	$553,886,113	$640,340,651
Liabilities and shareholders’ equity
Current liabilities
Capital lease obligation	289,520	301,138
Trade accounts payable	5,488,043	11,010,564
Billings in excess of costs and estimated earnings on uncompleted contracts	2,350,346	3,324,581
Income taxes payable	17,994,936	23,213,916
Deferred income taxes	193,807	108,637
Accrued expenses	26,231,532	43,307,501
Other current liabilities	50,765,012	38,221,746
Total current liabilities	103,313,196	119,488,083
Capital lease obligations excluding current instalments	416,342	390,653
Other liabilities	6,368,544	8,124,060
Deferred income taxes	4,758,961	3,744,639
Total liabilities	$114,857,043	$131,747,435
Commitments and contingencies
Shareholders’ Equity
Common shares Rs. 2 par value; Authorized 250,000,000 shares (Issued and outstanding; 137,798,399 shares and 138,281,853 shares as of December 31, 2005 and 2006 respectively).	6,101,600	6,122,960
Additional paid-in capital	299,220,619	305,030,981
Retained earnings	132,511,943	183,197,559
Accumulated other comprehensive income	1,194,908	14,241,716
Total shareholders’ equity	$439,029,070	$508,593,216
Total liabilities and shareholders’ equity	$553,886,113	$640,340,651

See accompanying notes to the consolidated financial statements

Patni Computer Systems Limited and subsidiaries
Consolidated Statements of Income

	Year ended December 31,
	2004	2005	2006
Revenues	$223,141,113	$350,972,760	$494,447,726
Revenue from a significant shareholder	103,440,511	99,359,172	84,403,156
	326,581,624	450,331,932	578,850,882
Cost of revenues	202,461,490	288,480,678	370,172,936
Gross profit	124,120,134	161,851,254	208,677,946
Selling, general and administrative expenses	60,699,901	89,880,905	110,264,979
Provision for doubtful debts and advances	495,618	(151,954)	1,191,017
Foreign exchange (gain)/loss, net	2,081,800	1,693,145	2,747,926
Operating income	60,842,815	70,429,158	94,474,024
Other income/(expense)
Interest and dividend income	4,222,853	4,189,776	10,087,916
Interest expense	(2,083,285)	(2,044,366)	(2,839,930)
Gain on sale of investments, net	144,482	1,128,071	1,679,097
Other (expense)/income, net	(3,692,704)	966,620	3,541,426
Income before income taxes	59,434,161	74,669,259	106,942,533
Income taxes	12,886,362	13,802,583	47,691,763
Net income	$46,547,799	$60,866,676	$59,250,770
Earnings per share
Basic	$0.38	$0.48	$0.43
Diluted	$0.38	$0.48	$0.43
Weighted average number of common shares used in computing earnings per share
Basic	123,066,042	125,736,592	137,957,477
Diluted	124,084,992	127,457,632	138,904,860

See accompanying notes to the consolidated financial statements

Patni Computer Systems Limited and subsidiaries
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
for the years ended December 31, 2004, 2005 and 2006

						Accumulated
			Additional			Other
	Common shares		Paid-In-	Retained	Comprehensive	Comprehensive	Shareholders
	Shares	Par value	Capital	Earnings	Income	Income	Equity
	(in $ except share data)
Balance as of January 1, 2004	111,420,849	4,942,505	116,722,000	34,692,917		$(1,525,344)	$154,832,078
Common shares issued through an Initial Public Offering, net of direct expenses	13,415,200	592,675	63,675,676				64,268,351
Issuance of equity shares on exercise of options	160,960	7,121	509,183				516,304
Cash dividend on common shares				(3,061,551)			(3,061,551)
Comprehensive income
Net income				46,547,799	46,547,799		46,547,799
Other comprehensive income:
Translation adjustment					9,549,971		9,549,971
Unrealised gain on investments, net of tax of $142,362					241,535		241,535
Minimum pension liability, net of tax of $153,253					332,292		332,292
Comprehensive income					56,671,597	10,123,798
Balance as of December 31, 2004	124,997,009	$5,542,301	$180,906,859	$78,179,165		$8,598,454	$273,226,779
Common shares issued, net of direct expenses	12,312,500	537,304	116,484,548				117,021,852
Issuance of equity shares on exercise of options	488,890	21,995	1,692,396				1,714,391
Tax benefit arising on exercise of stock options			136,816				136,816
Cash dividend on common shares				(6,533,898)			(6,533,898)
Comprehensive income
Net income				60,866,676	60,866,676		60,866,676
Other comprehensive income:
Translation adjustment					(7,278,016)		(7,278,016)
Unrealised gain on investments, net of tax of $261,520					560,447		560,447
Unrealised loss on cash flow hedging derivatives, net of tax of $Nil					(1,026,624)		(1,026,624)
Minimum pension liability, net of tax of $194,848					340,647		340,647
Comprehensive income					53,463,130	(7,403,546)
Balance as of December 31, 2005	137,798,399	$6,101,600	$299,220,619	$132,511,943		$1,194,908	$439,029,070
Issuance of equity shares on exercise of options	483,454	21,360	1,802,953				1,824,313
Tax benefit arising on exercise of stock options			23,338				23,338
Compensation cost related to employee stock option plan			3,984,071				3,984,071
Cash dividend on common shares				(8,565,154)			(8,565,154)
Comprehensive income
Net income				59,250,770	59,250,770		59,250,770
Other comprehensive income:
Translation adjustment					9,256,054		9,256,054
Unrealised gain on investments, net of tax of $1,076,106					2,102,200		2,102,200
Unrealised gain on cash flow hedging derivatives, net of tax of $Nil					2,531,633		2,531,633
Comprehensive income					73,140,657	13,889,887
Adjustment to initially apply FASB Statement No. 158, net of tax of $323,655						(843,079)	(843,079)
Balance as of December 31, 2006	138,281,853	$6,122,960	$305,030,981	$183,197,559		$14,241,716	$508,593,216

See accompanying notes to the consolidated financial statements

Patni Computer Systems Limited and subsidiaries
Consolidated Statements of Cash Flows

	Year ended December 31,
	2004	2005	2006
Operating activities
Net income	$46,547,799	$60,866,676	$59,250,770
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	11,543,775	15,960,705	19,573,548
Deferred taxes	(1,937,708)	(1,889,293)	4,344,470
Provision/(recovery) for doubtful debts and advances	495,618	(151,954)	1,191,017
(Gain)/loss on sale of property, plant and equipment, net	597,678	(3,176,152)	(21,977)
(Gain)/loss on sale of investments	(144,482)	(1,128,071)	(1,679,097)
Compensation cost related to employee stock option plan	—	—	3,984,071
Changes in assets and liabilities
Accounts receivable	(10,400,590)	(3,531,903)	(40,234,185)
Costs and estimated earnings in excess of billings on uncompleted contracts	(5,032,911)	(11,162,155)	3,955,003
Other current assets	(3,445,375)	3,431,844	(735,650)
Other assets	(2,714,988)	(142,962)	(579,720)
Trade accounts payable—others	(780,814)	1,428,007	4,025,950
Billings in excess of costs and estimated earnings on uncompleted contracts	634,645	(456,143)	859,218
Tax benefit arising on exercise of stock options	—	136,816	—
Taxes payable	2,377,631	(463,113)	4,956,360
Accrued expenses	(569,178)	6,069,364	16,246,514
Other current liabilities	9,803,420	14,815,277	(17,063,525)
Other liabilities	817,726	(7,548,512)	1,018,325
Net cash provided by operating activities	$47,792,246	$73,058,431	$59,091,092
Investing activities
Purchase of property, plant and equipment	(21,590,640)	(53,282,451)	(48,620,365)
Proceeds from sales of property, plant and equipment	509,570	4,336,910	83,097
Purchase of investments	(255,601,922)	(542,994,281)	(781,204,843)
Proceeds from sale of investments	223,648,957	485,768,961	686,658,104
Payments for acquisition, net of cash acquired	(32,450,060)	(5,578,772)	(12,184,832)
Payments for acquisition of technology related intangibles	—	—	(497,879)
Tax benefit on incentive stock option of Patni Telecom	—	—	340,366
Net cash used in investing activities	$(85,484,095)	$(111,749,633)	$(155,426,352)

See accompanying notes to the consolidated financial statements

Patni Computer Systems Limited and subsidiaries
Consolidated Statements of Cash Flows (Continued)

	Year ended December 31,
	2004	2005	2006
Financing activities:
Payment of capital lease obligations	(301,474)	(329,168)	(390,886)
Dividend on common shares	(3,059,633)	(6,531,628)	(8,562,666)
Proceeds from common shares issued, net of expenses	64,784,655	118,736,243	1,824,313
Tax benefit arising on exercise of stock options	—	—	23,338
Net cash provided by/(used in) financing activities	$61,423,548	$111,875,447	$(7,105,901)
Effect of exchange rates changes on cash and cash equivalents	5,472,249	(1,508,142)	1,131,571
Net increase in cash and cash equivalents	23,731,699	73,184,245	(103,441,161)
Cash and cash equivalents at the beginning of the year	47,939,550	77,143,498	148,819,600
Cash and cash equivalents at end of the year	$77,143,498	$148,819,600	$46,510,010
Supplemental disclosure of cash flow information:
Interest paid	$35,152	$673,158	$4,905,069
Income taxes paid	$12,536,145	$15,294,446	$39,945,075
Non cash investing and financing activities:
Additions to property, plant and equipment, represented by capital lease obligations	$393,184	$471,644	$361,133
Property, plant and equipment acquired on credit	$870,073	$2,104,773	$4,814,076

See accompanying notes to the consolidated financial statements

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements

1                                              Organization and nature of business

1.1.1                          Patni Computer Systems Limited (“Patni”) is a company incorporated in India under the Indian Companies Act, 1956. On September 18, 2003, Patni converted itself from a private limited company into a public limited company and changed its name from Patni Computer Systems (P) Limited to Patni Computer Systems Limited. In February 2004, Patni completed initial public offering of its equity shares in India and in December 2005, the Company completed initial public offering of American depositary shares in the US.

1.1.2                          Patni Computers Systems (UK) Limited (“Patni UK”), a company incorporated in UK, Patni Computer Systems GmbH (“Patni GmbH”), a company incorporated in Germany and Patni Computer Systems, Inc. (“Patni USA”), a company incorporated in Massachusetts, USA are 100% subsidiaries of Patni. On November 3, 2004, Patni USA, acquired 100% equity in Patni Telecom (formerly known as Cymbal Corporation), a company incorporated in California, USA, together with its subsidiaries in India, UK & Thailand, for consideration in cash. Further, Patni also has foreign branch offices in USA, Japan, Sweden, Australia, Korea, Netherlands, Finland, Dubai and Canada.

Cymbal Information Services (Thailand) Ltd., subsidiary of Patni Telecom has been dissolved and the liquidation has been completed in May, 2006.

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

Principles of consolidation

2.1.2                          The consolidated financial statements include the financial statements of Patni and all of its subsidiaries, which are more than 50% owned and controlled. In addition, the Company consolidates any Variable Interest Entity (“VIE”) if it is determined to be a primary beneficiary in accordance with FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities”. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee. However, as of December 31, 2005 and 2006, the Company does not have any interest in any VIE, or any

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

equity method investment. All inter-company accounts and transactions are eliminated on consolidation.

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

Revenue and cost recognition

2.1.4                          The Company derives its revenues primarily from software services and to a lesser extent from BPO services. Revenue is recognized when there is persuasive evidence of a contractual arrangement with customers, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Software services are provided either on a fixed price, fixed time frame or on a time and material basis. The Company’s fixed price contracts include application maintenance and support services, on which revenue is recognized on a straight line basis over the term of maintenance. Revenue with respect to other fixed price contracts is recognized on a percentage of completion basis. Revenue with respect to time-and-material contracts is recognized as related services are performed.

Guidance has been drawn from paragraph 95 of Statement of Position (‘‘SOP’’) 97-2, ‘‘Software Revenue Recognition’’ to account for revenue from fixed price arrangements for software development and related services in conformity with SOP-81-1 (“Accounting for Performance of Construction—Type and Certain Production—Type Contracts”). The input (cost expended) method has been used because management considers this to be the best available measure of progress on these contracts as there is a direct relationship between input and productivity.

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

Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained, are not included in contract costs before the receipt of the contract. However, such costs are deferred, subject to the evaluation of their probable recoverability.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

2.1.7                          Warranty costs on sale of services are accrued based on managements’ estimates and historical data at the time related revenues are recorded.

2.1.8                          The Company grants volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, as per the terms of the contract. These discounts are earned only after the customer has provided a specified cumulative level of revenues in the specified period. The discounts can be utilized by the customer in the form of free services.

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

Advertising cost

2.1.10                   Advertising costs incurred during the year have been expensed. The total amount of advertising costs expensed was $1 million, $1.5 million and $1.6 million for the years ended December, 31, 2004, 2005 and 2006.

Cash and cash equivalents

2.1.11                   The Company considers investments in highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks.

Investments

2.1.12                   Management determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designation at each balance sheet date. At December 31, 2005 and 2006, investment securities were classified as available-for-sale or held to maturity. The investment securities classified as available-for-sale consisted of units of mutual funds. Held to maturity securities consist of investment in Government bonds made by the Company pursuant to

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

tax exemption scheme under the Indian Income Tax Act, 1961. These bonds are carried at cost in the absence of market value and mature in three years.

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

2.1.15                   Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is not amortized but is tested for impairment at least on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

2.1.16                   Intangible assets are amortized over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Intangible assets comprise customer and technology related intangibles and are being amortized over a period of 5-10 years. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

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

2.1.19                   Property, plant and equipment are depreciated over the estimated useful life of the asset using the straight-line method, once the asset is put to its intended use. The cost of software obtained for internal use is capitalized and amortized over the estimated useful life of the software. The estimated useful lives of assets are as follows:

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

Foreign currency transactions

2.1.23                   Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the date of the transaction. Resulting gains or losses from settlement of such foreign currency transactions are included in the consolidated statements of income. Unsettled monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Transaction gain or loss arising from change in exchange rates between the date of transaction and period end exchange rates are included in the consolidated statements of income.

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

Concentration of credit risk

2.1.25                   Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash, cash equivalents, investments and accounts receivables. Cash and cash equivalents are invested with corporations, financial institutions and banks with investment grade credit ratings. To reduce credit risk, investments are made in a diversified portfolio of mutual funds, government bonds, which are periodically reviewed. To reduce its credit risk on accounts receivables, the Company performs ongoing credit evaluations of customers.

Retirement benefits to employees

2.1.26                   Contributions to defined contribution plans are charged to income in the period in which they accrue. Current services costs for defined benefit plans are accrued in the period to which they relate, based on actuarial valuation performed by an independent actuary in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 132R “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, both as amended by SFAS No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans”. The Company adopted SFAS No. 158 as of December 31, 2006 which requires the net funded position of the plans to be recognized as an asset or liability in the employers’ balance sheet. The net effect of adopting this new standard was a reduction in the stockholders’ equity of $0.8 million. Refer note 18.1.18 for computation of the net effect.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

Stock-based compensation

2.1.27                   The Company adopted SFAS No. 123R, “Share-Based Payment” (SFAS No. 123R) effective January 1, 2006. This statement requires compensation expense relating to share-based payments to be recognized in net income using a fair value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a accelerated basis over the requisite service period, which is generally the vesting period.The Company elected the modified prospective method as prescribed in SFAS No. 123R and therefore, prior periods were not restated. Under the modified prospective method, this statement was applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted equity-based awards for which the requisite service had not been rendered as of January 1, 2006. The Company granted stock options under the ‘Patni ESOP 2003’ plan (‘the plan’). See Note 16 for further discussion.

Share-based compensation expense in 2006 reduced the Company’s results of operations as follows:

2006
Income before income taxes	$3,984,071
Net Income	3,299,530
Basic earnings per share	$0.02

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions.

Year ended December 31,	2006
Dividend yield	0.59% - 0.63%
Expected life	3.5-6.5 years
Risk free interest rates	6.4 5%- 7.85%
Volatility	30.22% - 55%

2.1.28                   Prior to January 1, 2006, the company accounted for share-based employee compensation under the provisions of SFAS No. 123 using the intrinsic value method prescribed by APB No. 25 and related interpretations. Under the intrinsic value method, no compensation expense was recognized for stock options, as the exercise price of employee stock options equated the market value of the Company’s stock on the date of grant. The following pro forma net income and earnings per share information had been determined as if the Company had accounted for its share-based compensation awards issued using the fair value method in 2004 and 2005.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

Year ended December 31,	2004	2005
Net income, as reported	$46,547,799	$60,866,676
Less: Stock based employee compensation expense determined under fair value based method, net of tax effects	(1,253,513)	(3,501,531)
Pro forma net income	$45,294,286	$57,365,145
Reported earnings per share
Basic	$0.38	$0.48
Diluted	$0.38	$0.48
Pro forma earnings per share
Basic	$0.37	$0.46
Diluted	$0.37	$0.45

2.1.29                   The pro forma amounts and fair value of each option grant were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2004 and 2005:

Year ended December 31,	2004	2005
Dividend yield	0.34% - 0.72%	0.53% - 0.54%
Expected life	2-5 years	2-5 years
Risk free interest rates	5.16% - 6.46%	5.74% - 6.73%
Volatility	43% - 65%	28% - 50%

The Black-Scholes model is a trading pricing model that does not reflect either the non-traded nature of employee stock options or the limited transferability of such options. This model also does not consider restrictions on trading for all employees, including certain restrictions imposed on senior management of the Company. Therefore, if the Company had used an option pricing model other than Black-Scholes, pro forma results different from those shown above may have been reported.

2.1.30                   Prior to the adoption of SFAS 123R, the Company was required to record benefits associated with the tax deductions in excess of recognized compensation cost as an operating cash flow. However SFAS 123R requires that such benefits be recorded as a financing cash inflow. In the accompanying Consolidated Statements of Cash Flows for year ended December 31, 2006, tax benefit of $23,338 has been classified as financing cash flows.

Dividends

2.1.31                   Dividends on common shares are recorded as a liability on the date of declaration by the shareholders at the Annual General Meeting.

Derivatives and hedge accounting

2.1.32                   The Company evaluates its risk management program and hedging strategies in respect of forecasted transactions, and, upon completion of the formal documentation and testing for effectiveness, the Company designates certain forward contracts in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Changes in fair values of designated cash flow hedges are deferred and recorded as a component of accumulated other

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

comprehensive income until the hedged transactions occur and are then recognised in the consolidated statements of income. Changes in fair value for derivatives not designated as hedging instruments and ineffective portion of the hedging instruments are recognized in consolidated statements of income in the current period.

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

Recently Issued Accounting Standards

2.1.37                   The Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”) in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with FASB Statement No. 109 “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on recognition, classification, interest, penalties, accounting in interim periods, disclosure and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. The differences, if any between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is currently evaluating the impact of this Interpretation on its financial statements.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

2.1.38                   The Financial Accounting Standards Board (“FASB”) issued SFAS No. 157 “Fair Value Measurements” (SFAS No. 157) in September 2006. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact that is expected to result from the adoption of this standard.

3                                              Acquisition of Patni Telecom

On November 3, 2004, Patni USA acquired 100% equity interest in Patni Telecom which is engaged in providing IT services to clients in the telecom sector. The primary purpose for the acquisition was to establish presence in the Telecom IT services sector. The consolidated financial statements include the operating results of Patni Telecom from the date of acquisition. The purchase price of $25,093,065 (including direct expenses of $1,311,150) was paid in cash. Additionally, in connection with the acquisition, the Company incurred $10,968,029 of costs relating to certain contract terminations / settlements and acquisition costs of Patni Telecom. Such costs have been recognised by the Company as liabilities assumed at the acquisition date resulting in additional goodwill.

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

As per the Stock Purchase Agreement and amendments thereof, $5,578,772 and $ 12,184,832 was paid to the shareholders of Patni Telecom as contingent consideration based on achievement of certain revenue and margin targets for the years ended June 30, 2005 and 2006 . This additional consideration has been recognised as Goodwill arising on acquisition of Patni Telecom.

Further, as a part of the acquisition, the Company initiated an incentive plan linked to revenues and margins, for certain specific employees of Patni Telecom. The incentive payments under this plan will not exceed $3,400,000 till June 2007. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognised as compensation for post acquisition services. Accordingly, $664,709 and $176,177 have been recorded as Cost of revenues and Selling, General and Administrative expenses in the year ended December 31, 2005 respectively and $587,001 and $756,841 have been recorded Cost of revenues and Selling, General and Administrative expenses in the year ended December 31, 2006 respectively. No such amounts were recorded for the year ended December 31, 2004.

As of December 31, 2006, the Company has tested the related goodwill for impairment and concluded that there is no impairment in its carrying value.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

4                                              Investments

4.1.1                          Investment securities consist of the following:

	As of December 31, 2005
	Carrying value	Gross unrealized holding gains	Gross unrealised holding losses	Fair value
Available for sale:
Mutual fund units and other securities	$107,568,976	$774,895	($1,867)	$108,342,004
Other Investments	2,909,577	524,354	—	33,433,931
Amount reported as investment current				$141,775,935

	As of December 31, 2006
	Carrying value	Gross unrealized holding gains	Gross unrealised holding losses	Fair value
Available for sale:
Mutual fund units and other securities	$135,238,933	$1,125,406	(9,391)	$136,354,948
Other Investments	103,262,905	3,350,195	—	106,613,100
Amount reported as investments current				$242,968,048
Held to maturity:
Bonds	$3,048,092	—	—	$3,048,092
Amount reported as investments non current				$3,048,092

4.1.2                          Dividends from securities available for sale, during the year ended December 31, 2004, 2005 and 2006 were $3,460,351, $2,488,691 and $ 5,941,888 respectively. Gross realized gains on sale of securities, available for sale was $221,562 , $1,141,015 and $ 1,963,728 and gross realised losses on sale of securities, available for sale was $77,080, $12,945 and $ 284,631 for the year ended December 31, 2004, 2005 and 2006 respectively.

4.1.3                          Investments held to maturity as of December 31, 2006 mature within five years

5                                              Accounts receivable

5.1.1                          Accounts receivable consist of the following:

As of December 31,	2005	2006
Receivables	$76,916,380	$118,724,268
Less: Allowances for doubtful accounts (including $136,066 (2005—$80,000) for receivable due from a significant shareholder)	(2,495,219)	(3,105,764)
	$74,421,161	$115,618,504

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

5.1.2                          The activity in the allowance for doubtful accounts receivable for the years ended December 31, 2005 and 2006 is as follows:

As of December 31,	2004	2005	2006
Allowance for doubtful accounts as at beginning of the year	$3,224,494	$3,435,320	$2,495,219
Additions charged (net of recoveries) to provision for doubtful debts during the year	496,804	(164,464)	1,147,109
Write-downs charged against the allowance during the year	(285,978)	(775,637)	(536,564)
Allowance for doubtful accounts at end of the year	$3,435,320	$2,495,219	$3,105,764

6                                              Costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on uncompleted contracts

As of December 31,	2005	2006
Cost incurred on uncompleted contracts	$25,750,930	$28,813,363
Estimated earnings	24,028,742	21,676,222
	49,779,672	50,489,585
Less: Billings till date	(26,035,924)	(30,979,821)
	$23,743,748	$19,509,764
Included in the accompanying balance sheet under the following captions:
Costs and estimated earnings in excess of billings on uncompleted contracts	26,094,094	22,834,345
Billings in excess of costs and estimated earnings on uncompleted contracts	(2,350,346)	(3,324,581)
	23,743,748	19,509,764

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

7                                              Other assets

Other assets consist of the following:

As of December 31,	2005	2006
Advances to vendors	$1,507,000	$1,340,596
Prepaid gratuity costs	1,442,528	918,045
Deposits	6,447,290	6,708,622
Deferral of cost in respect of revenue arrangements	1,574,252	902,063
Due from employees	1,309,344	2,695,126
Derivative contracts	—	3,035,271
Leasehold Land	3,765,076	5,223,196
Others	1,164,338	495,069
	$17,209,828	$21,317,988
Less : Current assets
Advances to vendors	(1,507,000)	(1,340,596)
Prepaid gratuity costs	(1,442,528)	—
Deposits	(531,529)	(1,424,163)
Deferral of cost in respect of revenue arrangements	(1,574,252)	(902,063)
Due from employees	(1,278,554)	(2,663,601)
Derivative contracts	—	(3,035,271)
Others	(1,164,338)	(495,069)
	(7,498,001)	(9,860,763)
Other assets	$9,711,827	$11,457,225

8                                              Property, plant and equipment

8.1.1                          Property, plant and equipment consists of the following:

As of December 31,	2005	2006
Land	$24,053	$24,476
Building	22,645,127	31,944,802
Leasehold improvements	4,133,345	5,814,610
Computer—Hardware and other service equipment	32,893,636	41,075,166
Computer—Software	19,021,359	23,109,772
Furniture and fixtures	14,613,120	18,092,401
Other equipment	17,522,391	27,003,946
Vehicles	2,244,283	2,295,679
Capital work-in-progress	18,359,453	26,864,096
Capital advances	8,474,405	20,537,480
	139,931,172	196,762,428
Less: Accumulated depreciation and amortization	(51,686,625)	(71,004,604)
	$88,244,547	$125,757,824

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

8.1.2                          Depreciation and amortization expense on property, plant and equipment was $11,332,906, $15,212,682 and $18,605,047 for the years ended December 31, 2004, 2005 and 2006 respectively and include amortization for computer software of $2,586,273, $3,642,520 and $4,437,291 respectively. Unamortized computer software cost as at December 31, 2005 and 2006 amounted to $7,393,116 and $7,399,398 respectively.

9                                              Goodwill and intangible assets

9.1.1                          Intangible assets as at December 31, 2005 and 2006 consists of the following:

As of December 31,	2005	2006
Customer related intangibles	$11,176,500	$11,176,500
Technology related intangibles	—	497,879
Less: Accumulated amortization	(1,018,435)	(1,986,936)
	$10,158,065	$9,687,443

9.1.2                          Amortization for the years ended December 31, 2004, 2005 and 2006 amounted to $210,869, $748,023 and $968,501 respectively. The estimated amortization for the intangible assets, for the next five years would be as follows:

	2007	2008	2009	2010	2011
Amortization	1,092,723	1,183,638	1,231,260	1,231,260	1,173,174

9.1.3                          The movement in goodwill balance is given below:

	2005	2006
Balance at beginning of the year	$24,677,771	$27,987,198
Add: Additional goodwill arising on account of contingent consideration for Patni Telecom	5,578,772	12,184,832
Add: Addition to goodwill as per final purchase price allocation of Patni Telecom	649,022	—
Less: Reduction of valuation allowance on deferred tax assets recognised on Patni Telecom	(2,918,367)	—
Less: Tax benefit on incentive stock option of Patni Telecom	—	(340,366)
Balance at end of the year	$27,987,198	$39,831,664

9.1.4                          Goodwill as of December 31, 2005 and 2006 has been allocated to the following reportable segments:

Segment	2005	2006
Financial services	$2,594,374	$2,594,374
Telecom services	25,392,824	$37,237,290
Total	$27,987,198	$39,831,664

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

10                                       Change in estimate

During 2006, the Company reached a settlement with Internal Revenue Service (the “IRS”) relating to its tax returns of its US operations (Patni USA and its US branch) for fiscal years 2001 and 2002. The settlement addressed transfer pricing, branch tax matters and payroll taxes. In connection with the settlement, the Company restated its 2003 and 2004 financial statements for errors in its computations and revised its estimates with those elements of the settlement that represented a change in estimates, along with related adjustments to accrued interest. In addition, the Company reduced its accrual for payroll taxes on account of the settlement, with consequential reversal of related deferred tax asset.

The settlement had the following impact on the Company’s statement of income for the year ended December 31, 2006:

Reduction of accrual for payroll taxes(1)	$(9,041,958)
Increase in interest expense	2,600,608
Increase in other expense(2)	(3,743,032)
Increase in income taxes—current	26,928,920
Increase in income taxes—deferred	3,421,312
$20,165,850

(1)          Included under cost of revenues

(2)          Included under other income/expense

11                                       Accrued expenses

Accrued expenses consist of the following:

As of December 31,	2005	2006
Employee costs	$14,105,923	$21,427,493
Subcontractor accruals	3,996,007	5,029,497
Professional fees payable	1,260,231	1,512,893
Others	6,869,371	15,337,618
	$26,231,532	$43,307,501

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

12                                       Other liabilities

Other liabilities consist of the following:

As of December 31,	2005	2006
Deferred revenue	$2,027,444	$1,095,217
Provision for leave encashment	10,092,730	12,321,032
Provision for retirement benefits	6,284,868	8,073,273
Capital expenditure payable	1,778,355	5,524,966
Payroll tax liability	22,122,868	6,481,233
Interest on corporate taxes and other related expenses	6,783,211	5,744,001
Advance from customers	1,389,957	185,968
Others	6,654,123	6,920,116
	$57,133,556	$46,345,806
Less : Other Current liabilities
Deferred revenue	(2,027,444)	(1,095,217)
Provision for leave encashment	(10,092,730)	(12,321,032)
Capital expenditure payable	(1,778,355)	(5,524,966)
Payroll tax liability	(22,122,868)	(6,481,233)
Interest on corporate taxes and other related expenses	(6,783,211)	(5,744,001)
Advance from customers	(1,389,957)	(185,968)
Others	(6,570,447)	(6,869,329)
	(50,765,012)	(38,221,746)
Other liabilities	$6,368,544	$8,124,060

13                                       Leases

13.1.1                   Patni acquires certain vehicles under capital lease for a non-cancelable period of 4 years. The gross amount recorded under such capital lease was $1,143,504 with accumulated depreciation of $475,198 as at December 31, 2005. The gross amount recorded under such capital lease is $1,255,948 with accumulated depreciation of $556,251 as at December 31, 2006.The depreciation expense in respect of these assets aggregated $254,201, $321,127 and $264,623 for the years ended December 31, 2004, 2005 and 2006 respectively.

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

13.1.4                   Patni Telecom and its subsidiaries have operating leases for office space, that expire over the next 1-4 years. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

13.1.5                   Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future capital lease payments as of December 31, 2006 are as follows:

	Capital leases	Operating leases
2007	$320,593	$4,937,290
2008	237,356	3,094,703
2009	132,578	2,283,112
2010	34,119	1,223,826
2011	—	280,632
beyond 2011	—	—
Total minimum lease payments	724,646	$11,819,563
Less: Amount representing interest	(32,855)
Present value of net minimum capital lease payments	691,791
Less: Current installments of obligations under capital leases	(301,138)
Obligations under capital leases, excluding current installments	$390,653

The related assets for capital leases are included under vehicles in property, plant and equipment in the consolidated balance sheets.

13.1.6                   Rental expense for all operating leases for the years ended December 31, 2004, 2005 and 2006 was $6,801,506, $10,228,316 and $12,510,436 respectively.

13.1.7                   Commencing 2005, Patni USA has sublease agreements that expire over the next 2 years. The total rental income from these offices during the year 2006 is $113,152. The future sub lease income is as follows:

2007	$106,606
2008	17,994

14                                       Derivatives financial instruments

14.1.1                   The Company periodically enters into foreign currency forward exchange contracts to hedge inter company receivables, both anticipated and firm commitments, denominated in the United States dollar. These contracts reduce foreign currency risk caused by changes in exchange rates and are used to hedge these inter company receivables, generally for periods up to 12 months. At December 31, 2006, the Company’s forward contracts have expiration dates which range from one to thirteen months.

Since there is a direct relationship between the forward contracts and the currency denomination of the underlying transaction, such forward contracts are highly effective in hedging the cash flows of the Company’s inter company receivables related to transactions denominated in the United States dollar. These forward contracts meet the criteria for cash flow hedge accounting treatment and accordingly, gains or losses, are included in other comprehensive income (loss) and are recognized in the consolidated statement of income based on occurrence of the underlying third party transaction.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

For forward contracts designated as a cash flow hedge, the hedge effectiveness is assessed based on changes in fair value attributable to changes in spot prices and accordingly, the changes in the fair value of the contract related to the changes in the difference between the spot price and the forward or futures price would be excluded from assessment of hedge effectiveness and recognised in consolidated statements of income together with any ineffective portion of the hedge.

At December 31, 2006, the Company had $1,505,009 of net gains related to cash flow hedges deferred in Accumulated Other Comprehensive Income. The Company has also entered into net written options, which do not qualify for hedge accounting and are accordingly recognised at fair value with gains or losses included in foreign exchange (gain)/loss in the consolidated statements of income.

14.1.2                   The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	Currency	2005	2006
Forward contracts (sell)	USD	$77,000,000	$182,564,103
Foreign currency written options, net (sell)	USD	—	$19,500,000

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

Retained earnings and dividends

15.1.4                   Retained earnings as of December 31, 2005 and 2006 include profits aggregating $9,027,884, which are not distributable as dividends under Indian Companies Act, 1956 (Companies Act).

15.1.5                   The ability of Patni to declare and pay dividend under the Companies Act, is determined by its distributable profits as shown by its statutory accounts prepared in accordance with Indian

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

GAAP. When Patni wishes to declare dividends, it is required as per the Companies Act, to transfer up to 10% of its net income (after the deduction of any accumulated deficit) computed in accordance with local regulations to a general reserve before a dividend can be declared. Also, Indian law on foreign exchange governs the remittance of dividends outside India.

16                                       Employee stock compensation plans

16.1.1                   On June 30 2003, Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Company is authorized to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner over four years with 25% of the options vesting at the end of each year. The options can be exercised within five years from the date of vesting. A compensation committee constituted by the Board of Directors of the Company administers the plan.

16.1.2                   The weighted average grant date fair values of options granted during the year ended December 31, 2004, 2005 and 2006 are $2.67, $3.10 and $3.85 respectively.

16.1.3                   Stock options activity under the plan is as follows:

	Year ended December 31, 2005
	Exercise price	Shares arising out of options	Weighted average remaining contractual life (months)
Outstanding at the beginning of the year	$ 3.16	2,352,015	75
	$5.51-$ 7.35	2,850,632	87
Granted during the year	$8.71-$10.25	860,710	90
Forfeited during the year	$ 3.16	(159,400)	—
	$ 7.35	(248,625)	—
	$ 8.71	(9,000)	—
Exercised during the year	$ 3.16	(433,065)	—
	$ 7.35	(28,000)	—
Outstanding at the end of the year	$ 3.16	1,759,550	67
	$5.51-$ 7.35	2,574,007	75
	$8.71-$10.25	851,710	86
Exercisable at the end of the year	$ 3.16	663,243	53
	$5.51-$ 7.35	622,502	57

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

	Year ended December 31, 2006
	Exercise price	Shares arising out of options	Weighted average remaining contractual life (months)
Outstanding at the beginning of the year	$ 3.16	1,759,550	67
	$5.51-$ 7.35	2,574,007	75
	$8.71-$10.25	851,710	86
Granted during the year	$7.29-$10.93	1,968,750	90
Forfeited during the year	$ 3.16	(101,650)	—
	$ 7.35	(254,560)	—
	$8.71-$10.93	(189,600)	—
Exercised during the year	$ 3.16	(414,934)	—
	$5.51-$ 7.35	(68,520)	—
Outstanding at the end of the year	$ 3.16	1,242,966	56
	$5.51-$ 7.35	2,420,927	65
	$8.37-$10.93	2,460,860	81
Exercisable at the end of the year	$ 3.16	727,016	47
	$5.51-$ 7.35	1,108,256	51
	$8.71-$10.25	186,149	56

16.1.4                   The exercise price and weighted average remaining contractual life of stock options outstanding at the end of the period are as follows:

Year ended December 31, 2006
Shares arising out of options	Exercise Price	Weighted average remaining contractual life (months)
1,242,966	$3.16	56
90,000	$5.51	62
2,160,927	$7.37	63
158,000	$8.71	69
573,110	$10.25	75
249,000	$10.93	78
290,000	$10.27	81
350,000	$8.37	82
170,000	$7.29	84
840,750	$8.40	87
61,24,753

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

17                                       Income Tax

17.1.1                   Total income tax for the year ended December 2004, 2005 and 2006 were allocated as follows:

For the years ended December 31,	2004	2005	2006
Income from continuing operations	$12,886,362	$13,802,583	$47,691,763
Shareholders’ equity, for
—unrealized holding gain/loss on investment securities	142,362	261,520	1,076,106
—pension	153,253	194,848	(305,835)
—gratuity			(17,820)
—tax benefit arising on exercise of stock options	—	(136,816)	317,028
Goodwill and intangible assets	—	(3,351,045)	(340,366)
Total	$13,181,977	$10,771,090	$48,420,876

17.1.2                   Income tax expense attributable to income from continuing operations consists of the following:

For the years ended December 31,	2004	2005	2006
Current taxes
Domestic	$148,501	$1,787,316	$1,655,461
Foreign	14,675,569	13,904,560	41,691,833
	$14,824,070	15,691,876	43,347,294
Deferred taxes
Domestic	(303,711)	(91,396)	(336,467)
Foreign	(1,633,997)	(1,797,897)	4,680,936
	(1,937,708)	(1,889,293)	4,344,470
Total	$12,886,362	$13,802,583	$47,691,763

Pre-tax income from domestic and foreign operations is set out below:

For the years ended December 31,	2004	2005	2006
Pre-tax income
Domestic	55,377,936	58,644,162	71,188,552
Foreign	4,056,225	16,025,097	35,753,981
Total	$59,434,161	$74,669,259	$106,942,533

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

17.1.3                   The tax effect of temporary differences that give rise to significant portion of deferred tax assets and liabilities are presented below:

	2005	2006
Deferred tax assets:
Accrued expenses and provisions	$6,812,271	$8,794,129
Accounts receivable	662,329	867,320
Deferred revenue	489,119	146,010
Carry forward business losses	2,797,346	501,719
Payroll taxes and interest on payroll and corporate taxes	9,843,043	4,394,379
ESOP compensation costs	—	705,135
Others	57,104	1,015,345
Gross deferred assets	20,661,212	16,424,037
Less: Valuation allowance	—	(501,719)
Total deferred tax assets	$20,661,212	$15,922,318
Deferred tax liabilities:
Costs and estimated earnings in excess of billings on uncompleted contracts	(1,000,371)	(846,115)
Property, plant and equipment	(1,078,576)	(855,386)
Undistributed earnings of US branch	(1,718,140)	(1,892,887)
Unrealised gain on available for sale securities	(436,730)	(1,520,939)
Intangible assets	(4,063,260)	(3,695,708)
Tax deduction available for notional interest deduction		(321,119)
Others	(192,253)	(32,383)
Total deferred tax liabilities	(8,489,330)	(9,164,537)
Net Deferred tax assets	$12,171,882	$6,757,781
Classified as
Deferred tax assets
Current	$13,722,884	$10,240,528
Non current	3,401,766	370,529
Deferred tax liabilities
Current	193,807	108637
Non current	4,758,961	3,744,639
Net Deferred tax assets	$12,171,882	$6,757,781

17.1.4                   In assessing the realisability of deferred tax assets, management considers whether it is more likely than not, that some portion, or all, of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences and loss carryforwards are deductible. Management considers the reversal of taxable temporary differences, the projected future taxable income, tax planning strategies and impact of tax exemptions currently available to the company, in making this assessment. Based on the level of historical taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not, the Company will realise the benefits of those deductible differences, net of existing

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

valuation allowances. Taxable income for the years 2004, 2005 and 2006 aggregated $8,031,173, $16,336,603 and $29,143,691 respectively.

17.1.5                   Deferred tax liability in respect of undistributed earnings of Patni’s foreign subsidiaries as of 2005 and 2006 aggregating $4,236,903 and $4,688,485 respectively has not been recognised in the financial statements, as such earnings are considered to be indefinitely re-invested. As of December 31, 2006, the undistributed earnings of these subsidiaries were approximately $23,442,425.

17.1.6                   The net change in the year 2004 is attributable to valuation allowance on carry forward losses of Patni Telecom (which was acquired during the year 2004) aggregating $2,924,898. This has been partly offset by tax benefits of losses utilised during the year aggregating $81,765. The net change in the year 2005 is attributable to reversal of valuation allowance on carry forward losses of Patni Telecom (which was acquired during the year 2004) aggregating $2,918,367 and reversal of valuation allowance of $67,623 on impairment of leasehold land. The net change in valuation allowance in the year 2006 is mainly on account of deferred tax created on business loss of Japan branch for the year 2006 aggregating to $501,719.

17.1.7                   The reported income tax expense attributable to income from continuing operations differed from amounts computed by applying the enacted tax rate to income from continuing operations before income-taxes as a result of the following:

	2004	2005	2006
Income before income taxes	$59,434,161	$74,669,259	106,942,533
Weighted average enacted tax rate in India	36.41%	34.39%	33.66%
Computed expected income tax expense	$21,639,978	$25,680,625	$35,996,857
Effect of:
Income exempt from tax	(21,826,422)	(21,756,426)	(29,673,705)
Changes in valuation allowance	(81,765)	(67,623)	501,719
Non deductible expenses	1,187,196	1,866,968	5,767,090
US State taxes, net of federal tax benefit	(302,726)	787,336	1,698,868
Branch taxes	12,083,807	6,461,722	5,928,986
Foreign income taxed at different rates	(78,857)	(105,635)	(12,403)
Change in statutory tax rate on deferred taxes	2,057	(16,432)	—
Profit on sale of investments taxed at other than statutory rate	—	(261,606)	(571,740)
Change to prior year estimates	—	—	27,401,735
Others	263,094	1,213,654	654,356
Reported income tax expenses	$12,886,362	$13,802,583	$47,691,763

As discussed in Note 10, during 2006, the Company reached a settlement with the Internal Revenue Service (the “IRS”) relating to its tax returns of its US operations (Patni USA and its US Branch) for fiscal years 2001 and 2002. The settlement addressed transfer pricing and branch tax matters. Following the settlement, the Company revised its tax contingency reserves for open tax years and recorded additional income tax expense of $26,928,920.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

17.1.8                   Upon acquisition of Patni Telecom, the Company was entitled to utilize tax benefits on carry forward business losses of Patni Telecom. Based on preliminary projections of future taxable income and tax planning strategies, management believed that there existed sufficient uncertainty regarding realization of tax benefits on the carry forward losses. Consequently, the Company recorded a valuation allowance for the carry forward business losses of Patni Telecom. In 2005, the Company evaluated the expected realisation of such carry forward losses and available tax planning strategies and believed that the Company would make sufficient profits in future years to set off the carry forward losses. Accordingly, the valuation allowance has been reversed and adjusted against goodwill.

17.1.9                   A substantial portion of profits of the group’s India operations is exempt from Indian income tax, being profit from undertakings situated at Software Technology Parks. Under the tax holiday, the tax payer can utilize exemption of profits from income taxes for a period of ten consecutive years. The Company has opted for this exemption for undertakings situated in Software Technology Parks and these exemptions expire on various dates between years 2006 and 2009. The Company also avails benefit for Income tax for their export operations. This exemption relating to export operations expires in a phased manner over a period of five financial years commencing from April 1, 2000. The aggregate effect on net income of the tax holiday and export incentive scheme were $20,572,502, $18,957,774 and $25,304,980 for 2004, 2005 and 2006 respectively. Further, the per share effect was $0.17 ,$0.15 and $0.18 for 2004, 2005 and 2006 respectively.

17.1.10            During the year 2005, the Company has sold leasehold land for a consideration of $3,768,186 and recognised a gain on sale of $3,285,169. As required by the Indian Income Tax law, the Company has reinvested $3,048,092 out of such proceeds from this sale in prescribed securities for a period of three years so as to realize the gain on sale in a tax free manner.

18                                  Retirement benefits to employees

Gratuity benefits

18.1.1                   In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company.

18.1.2                   Patni contributes each year to a gratuity fund based upon actuarial valuations performed by an actuary. The fund is administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the trust and comprise of approved debt and other securities and deposits with banks. By statute, the trust is required to invest a minimum of 25% of its corpus in Central Government securities, 15% in State Government securities and 30% in Public Sector / Financial Institutions / Bank bonds. The trust can invest the remaining 30% of its corpus in any of the above specified categories. Further, 10% of its corpus can be invested in private sector / bond securities which are rated investment grade from at least two rating agencies.

18.1.3                   With regard to Patni India and Patni Telecom India’s (formerly known as Cymbal Information Services Pvt. Ltd.) Gratuity Plan, the following table sets forth the plan’s funded status and

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

amounts recognized in the Company’s consolidated balance sheets. Measurement dates used to measure fair value of plan assets and benefit obligation is December 31.

At December 31,	2005	2006
Change in benefit obligation
Projected benefit obligation (“PBO”) at January 1,	$4,240,028	$4,307,971
Service cost	919,286	982,652
Interest cost	302,722	329,613
Translation loss/(gain)	(164,522)	178,931
Actuarial loss	612,287)	(583,370)
Benefits paid	(377,256)	(732,815)
PBO at December 31,	4,307,971	4,482,982
Fair value of plan assets as at January 1,	3,629,830	4,790,090
Actual return on plan assets	257,210	273,829
Employer contributions	1,428,962	873,430
Benefits paid	77,256)	(732,815)
Translation gain	(148,656)	104,277
Plan assets at December 31,	4,790,090	5,308,811
Funded status	482,119	825,829
Unrecognized actuarial loss	960,409	—
Net amount recognized	1,442,528	825,829
Accumulated benefit obligation	2,259,265	2,353,522
Amounts recognized in the consolidated balance sheets consists of:		—
Prepaid benefit cost (included in ‘other assets’)	$(1,442,528)	$(918,045)
Provision for Gratuity (included in ‘other current liabilities’)	—	1,513
Provision for Gratuity (included in ‘other liabilities’)	—	90,703
	$(1,442,528)	$(825,829)

18.1.4                   Key weighted average assumptions used to determine the benefit obligation were as follows:

	2005	2006
Discount rate	8.0%	8.85%

For the actuarial valuation at December 31, 2006, compensation levels have been assumed to increase at 15% per annum for the first year, 12.5% per annum for the next 3 years and 7% per annum thereafter. For the actuarial valuation at December 31, 2005, compensation levels have been assumed to increase at 15% per annum for the first year, 12.5% per annum for the next year, 10% per annum for next five years and 7% per annum thereafter.

The expected rate of return on assets in future is considered to be 7.5%. This is based on the expectation of the average long-term rate of return to prevail over the next 15 to 20 years on the type of investments prescribed as per the statutory pattern of investments.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

18.1.5                   The composition of plan assets is detailed below:

As of December 31,	2005	%	2006	%
Central Government Securities	148,186	3.1	133,800	2.5
Investment in Government Securities based funds	3,478,625	72.6	4,201,692	79.1
State Government Securities	42,325	0.9	55,271	1.0
Public Sector / Financials Institutions / Bank bonds	971,670	20.3	868,676	16.4
Others	149,284	3.1	49,372	0.9
Total	$4,790,090	100	5,308,811	100

18.1.6                   Net periodic gratuity cost included the following components:

Year ended December 31,	2004	2005	2006
Service cost	$633,771	$919,286	$982,652
Interest cost	190,714	302,722	329,613
Expected return on assets	(179,505)	(276,826)	(378,065)
Amortization	49,607	99,371	41,284
Net gratuity cost	$694,587	$1,044,553	$975,484

18.1.7                   Key weighted average assumptions used to determine the net periodic gratuity cost were as follows:

	2004	2005	2006
Discount rate	7.0%	7.5%	8.00%
Expected return on assets	6.5%	7.5%	7.50%

For the actuarial valuation at December 31, 2006, compensation levels have been assumed to increase at 15% per annum for the first year, 12.5% per annum for the next 3 years and 7% per annum thereafter. For determining the net periodic cost for the year ended December 31, 2005, compensation levels have been assumed to increase at 15% per annum for the first year, 12.5% per annum for the next year, 10% per annum for next five years and 7% per annum thereafter. For the year ended December 2004, compensation levels have been assumed to increase at 15% per annum for the first two years, 10% per annum for next 3 years and 7% per annum thereafter.

18.1.8                   Patni’s expected contribution to gratuity fund for the calendar year 2007 is $ 227,297. The expected benefit payments for next ten years are as follows:

	2007	2008	2009	2010	2011	2012-2016
Expected benefit payments	$446,783	$512,531	$665,026	$893,046	$1,119,576	$5,451,321

Pension benefits

18.1.9                   Certain directors of Patni in employment with Patni India and Patni USA are entitled to receive pension benefits upon retirement or on termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty five and is payable to the directors or the surviving spouse. The liabilities for these

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

pension plans are actuarially determined and periodically recognised. These plans are not funded.

18.1.10            With regard to Patni India pension plans, the following table sets forth the plan’s funded status and amounts recognised in the Company’s consolidated balance sheet. Measurement dates used to measure benefit obligation is December 31 for each fiscal year.

At December 31,	2005	2006
Change in benefit obligation
PBO at January 1,	$1,778,033	$1,868,072
Service cost	52,950	66,718
Interest cost	131,830	148,860
Translation loss/(gain)	(61,504)	37,573
Actuarial loss/(gain)	(33,237)	(211,921)
PBO at December 31,	1,868,072	1,909,302
Funded status	(1,868,072)	(1,909,302)
Unrecognized actuarial loss	137,098	—
Net amount recognized	(1,730,974)	(1,909,302)
Amount recognized in the consolidated balance sheets are as follows:
Accrued benefit liability (included in ‘Other liabilities’)	1,730,974	(1,909,302)
Net amount recognized	1,730,974	(1,909,302)
Accumulated benefit obligation	$1,181,118	$1,327,907

18.1.11            Key weighted average assumptions used to determine benefit obligation for Patni India pension plan were as follows:

	2005	2006
Discount rate	8% per annum	8.85% per annum
Increase in compensation levels	10% per annum	10% per annum

18.1.12            Net periodic pension cost of Patni India pension plan included the following components:

Year ended December 31,	2004	2005	2006
Service cost	$63,594	$52,950	$66,718
Interest cost	115,255	131,830	148,860
Amortization	304,885	137,066	—
Net pension cost	$483,734	$321,846	$215,578

18.1.13            Key weighted average assumptions used to determine net periodic pension cost for the Patni India pension plan were as follows:

Year ended December 31,	2004	2005	2006
Discount rate	7.0% per annum	7.5% per annum	8% per annum
Rate of compensation increase	10% per annum	10% per annum	10% per annum

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

18.1.14            With regard to Patni USA pension plan, the following table sets forth the plan’s funded status and amounts recognised in the Company’s consolidated balance sheet. Measurement dates used to make up benefit obligation is December 31 for each fiscal year.

At December 31,	2005	2006
Change in benefit obligation
PBO at January 1,	$4,739,647	$5,716,530
Service cost	117,766	171,332
Interest cost	234,240	284,566
Translation loss/(gain)	(187,253)	110,751
Actuarial loss/ (Gain)	812,130	(211,425)
PBO at December 31,	5,716,530	6,071,754
Funded status	(5,716,530)	(6,071,754)
Unrecognized actuarial loss	1,162,636	—
Net amount recognized	(4,553,894)	(6,071,754)
Amount recognized in the consolidated balance sheets are as follows:
Accrued benefit liability (included in ‘Other liabilities’)	4,553,894	6,071,754
Net amount recognized	4,553,894	6,071,754
Accumulated benefit obligation	$4,294,919	$4,147,099

18.1.15            Key weighted average assumptions used to determine benefit obligation for Patni USA pension plan were as follows:

	2005	2006
Discount rate	5% per annum	5% per annum
Increase in compensation levels	10% per annum	10% per annum

18.1.16            Net periodic pension cost of Patni USA pension plan included the following components:

Year ended December 31,	2004	2005	2006
Service cost	$139,182	$117,766	$171,332
Interest cost	217,259	234,240	284,566
Amortization	948,731	713,714	196,139
Net pension cost	$1,305,172	$1,065,720	$652,037

18.1.17            Key weighted average assumptions used to determine net periodic pension cost for the Patni USA pension plan were as follows:

Year ended December 31,	2004	2005	2006
Discount rate	5.0% per annum	5.0% per annum	5% per annum
Rate of compensation increase	10% per annum	10% per annum	10% per annum

18.1.18            As discussed in Note 2.1.26, effective December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. The adoption of SFAS No. 158, had no effect on the Company’s net income, however it was effected via a gross charge to accumulated other

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

comprehensive income of $1,166,734, net of related deferred income tax of $323,655. The effect of applying this statement on individual line items presented in the December 31, 2006 Balance Sheet is as follows:

	Before application of SFAS 158	Adjustments	After application of SFAS 158
Other assets	11,944,215	(486,990)	11,457,225
Deferred income taxes non current	62,044	308,485	370,529
Total assets	640,519,156	(178,505)	640,340,651
Other current liabilities	38,222,059	(313)	38,221,746
Total current liabilities	119,488,396	(313)	119,488,083
Deferred income taxes non current	3,759,809	(15,170)	3,744,639
Other liabilities	7,444,003	680,057	8,124,060
Total liabilities	131,082,861	664,574	131,747,435
Accumulated Other Comprehensive Income	15,084,795	(843,079)	14,241,716
Total Shareholders’ Equity	509,436,295	(843,079)	508,593,216

The estimated net loss for the defined benefit gratuity and pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $41,002.

18.1.19            As the assumed rates for the above defined benefit plans have a significant effect on the amounts reported, the management has assessed these rates as comparable with prevalent industry standards and its projected long-term plans of growth.

Provident fund

18.1.20            All employees of Patni and Patni Telecom India receive provident fund benefits through a defined contribution plan in which both the employee and employer make monthly contributions to the plan at 12% each of the covered employee’s defined portion of salary. The Company has no further obligations under the plan beyond monthly contribution. Patni contributes to the Provident Fund Plan maintained by the Government of India.

18.1.21            Patni contributed $1,765,281, $2,613,644 and $3,895,116 to the Provident Fund Plan in 2004, 2005 and 2006 respectively.

19                                       Segment Information

19.1.1                   SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, establishes standards for the way enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations relate to providing IT services and solutions, delivered to customers operating in various industry segments. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these consolidated financial statements. Secondary segmental reporting is performed on the basis of the geographical location of the customers. The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information, and are set out in the summary of significant accounting policies.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

19.1.2                   Industry segments of the Company comprise financial services, insurance services, manufacturing companies, telecommunications, technology services (comprising independent software vendors and product engineering) and others such as energy and utilities, retail, logistics and transportation and media and entertainment. The Company evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and their services are used interchangeably between segments.

19.1.3                   Patni’s geographic segmentation is based on location of customers and comprises United States of America (‘USA’), Europe, Japan, India and Others. Revenue in relation to geographic segments is categorized based on the location of the specific customer entity for which services are performed irrespective of the customer entity that is billed for the services and whether the services are delivered onsite or offshore. Categorization of customer related assets and liabilities in relation to geographic segments is based on the location of the specific customer entity which is billed for the services. Substantial portion of Patni’s long lived assets are located in India.

19.1.3                   Industry segments

Particulars	Financial services	Insurance	Manufacturing	Telecom	Independent Software Vendor	Product Engineering	Others	Total
	December 31, 2004
Revenues	$62,707,961	$107,001,559	$92,417,807	$8,491,468	$19,344,147	$15,110,938	$21,507,744	$326,581,624
Accounts receivables, net	8,689,913	19,223,898	24,818,665	6,198,845	3,662,373	3,348,753	6,062,466	72,004,913
Billings in excess of cost and estimated earnings on uncompleted contracts	(55,182)	(946,385)	(831,123)	(99,408)	(27,576)	(477,791)	(408,881)	(2,846,346)
Advance from customers	—	(66,734)	(21,605)	—	(47,130)	—	(2,570)	(138,039)
Cost and estimated earnings in excess of billings on uncompleted contracts	2,014,083	1,202,844	4,553,774	1,992,678	2,062,245	1,768,014	1,639,802	15,233,440
	December 31, 2005
Revenues	$72,185,157	$124,885,014	$98,655,217	$68,860,317	$22,514,511	$33,923,596	$29,308,120	$450,331,932
Accounts receivables, net	13,627,715	16,468,689	17,230,008	9,089,355	3,739,578	7,606,416	6,659,400	74,421,161
Billings in excess of cost and estimated earnings on uncompleted contracts	(188,409)	(383,407)	(758,503)	(451,553)	(69,075)	(208,069)	(291,330)	(2,350,346)
Advance from customers	(1,208,504)	(94,910)	(71,927)	—	(1,688)	—	(12,928)	(1,389,957)
Cost and estimated earnings in excess of billings on uncompleted contracts	2,577,862	5,148,267	3,553,636	9,163,047	1,624,411	3,007,721	1,019,150	26,094,094
	December 31, 2006
Revenues	$88,360,525	$134,513,555	$125,395,979	$109,204,32	$23,828,82	$58,628,980	$38,918,599	$578,850,882
Accounts receivables, net	16,469,861	21,301,154	26,507,789	22,694,977	4,463,335	12,464,424	11,716,964	115,618,504
Billings in excess of cost and estimated earnings on uncompleted contracts	(207,662)	(211,665)	(727,686)	(489,852)	(12,209)	(806,075)	(869,432)	(3,324,581)
Advance from customers	(4,833)	(18,172)	(121,713)	—	(27,354)	(11,367)	(2,529)	(185,968)
Cost and estimated earnings in excess of billings on uncompleted contracts	2,425,124	1,017,735	4,756,834	10,414,219	989,333	456,626	1,774,474	22,834,345

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

19.1.3                   Geographic segments

Particulars	USA	Europe	Japan	India	Others	Total
	December 31, 2004
Revenues	$286,720,168	$25,690,385	$11,029,442	$726,011	$2,415,618	$326,581,624
Accounts receivables, net	62,053,958	8,433,786	366,978	132,587	1,017,604	72,004,913
Billings in excess of cost and estimated earnings on uncompleted contracts	(2,806,346)	(28,339)	(2,813)	(8,848)	—	(2,846,346)
Advance from customers	—	(132,431)	—	(5,608)	—	(138,039)
Cost and estimated earnings in excess of billings on uncompleted contracts	10,463,077	2,245,047	2,205,617	84,647	235,052	15,233,440
	December 31, 2005
Revenues	$381,887,038	$41,055,863	$19,362,908	$1,442,292	$6,583,831	$450,331,932
Accounts receivables, net	59,329,356	11,315,359	2,204,954	167,705	1,403,787	74,421,161
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,456,655)	(731,554)	(162,137)	—	—	(2,350,346)
Advance from customers	(1,333,823)	—	—	(2,021)	(54,113)	(1,389,957)
Cost and estimated earnings in excess of billings on uncompleted contracts	20,216,375	2,424,521	2,846,253	149,507	457,438	26,094,094
	December 31, 2006
Revenues	$467,907,248	$67,281,267	$21,827,569	$2,367,695	19,467,103	$578,850,882
Accounts receivables, net	84,143,450	24,949,728	3,441,415	1,562,956	1,520,955	115,618,504
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,658,212)	(914,024)	(675,485)	(60,767)	(16,093)	(3,324,581)
Advance from customers	(132,511)	(20,580)	(3,367)	(3,356)	(26,154)	(185,968)
Cost and estimated earnings in excess of billings on uncompleted contracts	11,488,904	8,518,364	1,348,568	172,637	1,305,872	22,834,345

19.1.4                   One customer accounted for 32%, 22% and 15% of the total revenues for the year ended December 31, 2004, 2005 and 2006 respectively. Net receivables from this customer as at December 31, 2005 and 2006 amounted to 21% and 12% of the total net receivables respectively. The revenues from this customer were across all the industry segments of the Company. Another customer in the Insurance industry segment accounted for 15%, 12% and 10% of the total revenues for the years ended December 31, 2004, 2005 and 2006 respectively. Net receivables for this customer as at December 31, 2005 and 2006 amounted to Nil and 4% of the total net receivables respectively.

20                                       Foreign exchange (gain)/loss

Aggregate foreign exchange (gain)/loss for the years ended December 31, 2004, 2005 and 2006 amounted to $2,081,800, $4,218,141 and $3,456,706 respectively. Foreign exchange loss amounting to $Nil, $2,524,996 and $708,780 for the years ended December 31, 2004, 2005 and 2006 respectively, have been included in “Other (expense)/income, net” in the consolidated statements of income.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

21                                       Earnings per share

A reconciliation of the common shares used in the computation of basic and diluted earnings per share is set out below:

Years ended December 31,	2004	2005	2006
Common shares
Weighted average number of shares outstanding	123,066,042	125,736,592	137,957,477
Effect of dilutive equivalent shares—stock options outstanding	1,018,950	1,721,040	947,383
Weighted average number of equity shares and dilutive equivalent shares outstanding	124,084,992	127,457,632	138,904,860

Options to purchase Nil, Nil and 2,630,860 equity shares were outstanding during the year ended December 31, 2004, 2005 and 2006, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.

22                                       Related party transactions

22.1.1                   Patni has various transactions with related parties, such as PCS Technology Ltd. (‘PCSTL’), formerly known as PCS Industries Ltd., PCS Cullinet, PCS Finance, Ashoka Computers—all affiliates, various companies of the GE group (‘GE’) which is a significant shareholder in Patni, directors of Patni and their relatives. Such transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions.

Revenues

22.1.2                   Patni USA sells computer hardware to PCSTL. Such sales during the years ended December 31, 2004, 2005 and 2006 amounted to $8,974, $Nil and $Nil respectively.

Expenses

22.1.3                   Patni has taken certain residential properties under operating leases from certain affiliates and the Patni family. The rentals and other incidental charges incurred for the same were $289,964, $266,325 and $ 127,748 for the years ended December 31, 2004, 2005 and 2006 respectively. Amounts payable with respect to these obligations as at December 31, 2005 and 2006 were $18,150 and $ 14,495 respectively. Outstanding security deposits under the operating leases placed by Patni with affiliates and the Patni family at December 31, 2005 and 2006 were $251,569 and $ 107,203 respectively.

22.1.4                   Patni has given donations to a public charitable trusts, the trustees of which include a director of the Company and his relatives. The donations paid during the years ended 2004, 2005 and 2006 were $55,199, $56,699 and $Nil respectively.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

Due from employees

22.1.5                   Patni grants personal loans to eligible employees, either for housing or personal purposes. Personal loans include loans for vehicle purchase and other individual employee needs. Such loans are repayable in equal installments over periods ranging from 6 - 60 months. Interest on these loans is charged at 7.5% - 9%. Loans outstanding at December 31, 2005 and 2006 were 56,662 and $ 267,328 respectively.

22.1.6                   Patni USA, Patni UK, Patni GmbH, Patni Telecom and its subsidiaries grant personal loans to employees as well as advances to meet initial conveyance and living expenses. Such loans and advances are repayable over periods ranging up to 60 months and 6 months respectively. Interest charged on these loans and advances ranged from 0% to 10%. Balance outstanding of such loans and advances at December 31, 2005 and 2006 were $1,252,682 and $ 2,427,797 respectively.

Employees execute promissory notes for the amount advanced along with a guarantor’s agreement as collateral. In the case of long term housing loan, the original house deed is sought to be deposited with the Company as collateral, in addition to the guarantor’s agreement.

Transactions with General Electric (“GE”)

22.1.7                   Patni USA, Patni UK and Patni GmbH sell software services to various companies of the GE group. Sales to GE during the years ended December 31, 2004, 2005 and 2006 amounted to $103,440,511, $99,359,172 and $84,403,156 respectively. This amounts to 32%, 22% and 15% of the total revenue for the years ended December 31, 2004, 2005 and 2006 respectively. Net receivables from various GE companies as at December 31, 2005 and 2006 amounted to $15,673,490 and $13,724,670 respectively. This amounted to 21% and 12% of the total net receivables as at December 31, 2005 and 2006 respectively.

22.1.8                   GE charges Patni and Patni USA for data link connections. Data link charges for the years ended December 31, 2004, 2005 and 2006 amounted to $1,165,610, $933,475 and $991,277 respectively. Amount payable to GE at December 31, 2005 and 2006 on account of data link charges amounted to $229,728 and $116,873 respectively.

Transactions with secondary shareholders

22.1.9                   During the year ended December 31, 2004, the Company incurred $1,021,096 as IPO related expenses on behalf of the secondary shareholders. During the year ended December 31,2005, the Company paid $491,965 for IPO related expenses on behalf of the secondary shareholders. The secondary shareholders have reimbursed the Company for such amount in 2006.

23                                       Line of Credit

The Company has a Line of Credit of Rs.140,000,000 ($3,160,984) as of December 31, 2006 from its bankers for export credit requirements such as Packing Credit, Export Bill Discounting or Post Shipment Loan which have a maximum tenor of 180 days which can be rolled forward. This includes an inner limit of Rs.40,000,000 ($903,138) for working capital requirements such as Overdraft or Working Capital Demand Loan, which has a repayment period of 365 days for loans and 1 day for Overdraft. The Company also has a limit for issuance of Bonds and Guarantees of

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

Rs.70,000,000 ($1,580,492) for financial guarantees favoring the Government of India and other authorities which have a repayment period of 36 months (including claim period). This limit is interchangeable with Letters of Credit, which have a repayment period of 365 days. The line of credit bears interest as negotiated with the bank from time to time. The facilities are secured by accounts receivables of the company and contain financial covenants and restrictions on indebtedness. The Company has not availed these facilities as of December 31, 2006.

24                                       Commitments and Contingencies

24.1.1                   The Company is obliged under a number of contracts relating to capital expenditure. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated $22,427,362 and $31,907,505 at December 31, 2005 and 2006 respectively.

24.1.2                   Guarantees given by a bank on behalf of Patni amounted $399,630 and $1,204,985 as at December 31, 2005 and 2006 respectively and letter of credit issued by bank was $547,414 and $Nil as at December 31, 2005 and 2006 respectively.

24.1.3                   In December 2006, the Company received a demand from the Indian Income Tax department of approximately $14,228,042 including interest demand of approximately $4,218,785 for the assessment year 2004 - 05. The tax demand is mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act, 1961, in respect of profits earned by its various eligible undertakings. In January 2007, the management of the Company has filed an appeal, within the time available under the Income Tax Act, challenging the disallowance. Considering the facts and nature of disallowances and based on the advice given by the Company’s legal counsel, the management believes that the disallowance is not tenable, is confident of a favourable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that Patni expects to be material in relation to its business.

24.1.4                   The Company is currently under review by the US Department of Labor with respect to compliance matters on past and present international labor practices. The Company has estimated and provided the liability $1,962,362 during the year ended December 31, 2006 for the years 2004 and 2005.

Patni Computer Systems Limited and subsidiaries
Notes to the consolidated financial statements (Continued)

25                                       Fair value of financial instruments

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

Capital lease obligations	Fair Value	Carrying value
At December 31, 2005	$668,283	$705,863
At December 31, 2006	$655,088	$691,791