Form 20-F/A
period 2006-12-31
Patni Computer Systems LTD
filed 2008-03-04
CIK 1324503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Akruti Softech Park, MIDC Cross Road No. 21

Andheri (E), Mumbai 400 093, India

+91 22 6693 0500

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing two equity shares, par value Rs. 2 per share. Equity shares, par value Rs. 2 per share*	New York Stock Exchange

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

YES   ☐        NO   ☒

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

YES   ☐        NO   ☒

Explanatory Note

This Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 is being filed for the purposes of supplementing or amending Note 10 of our consolidated financial statements and including the signed accountants’ report, as set forth below.

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

•       Report of Independent Registered Public Accounting Firm.

•       Consolidated Balance Sheets as of December 31, 2005 and 2006.

•       Consolidated Statements of Income for the years ended December 31, 2004, 2005 and 2006.

•       Consolidated Statements of Stockholders Equity and Comprehensive Income for the years ended December 31, 2004, 2005 and 2006.

•       Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006.

•       Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

*1.1	Articles of Association of Patni Computer Systems Limited, as amended
*1.2	Memorandum of Association of Patni Computer Systems Limited, as amended
*1.3	Certificate of Incorporation of Patni Computer Systems Limited, as amended
*2.1	Form of Deposit Agreement
*2.2	Patni’s specimen certificate for equity shares
*2.3	Form of American Depositary Receipt
*2.4	Patni ESOP 2003-Revised 2006 #
*4.2	Registration Rights Agreement
*4.3	Purchase Agreement between Patni Computer Systems Limited and Cymbal Corporation dated November 3, 2004
*4.4	Lease Deed entered into between the Company and State Industrial Promotion Corporation of Tamil Nadu Limited (SIPCOT), dated September 30, 2004
*4.5	Service Agreement between Patni Computer Systems Inc. and Mr. Narendra K. Patni dated December 1, 2000, as amended
*4.6	Consultancy Agreement between Patni Computer Systems Limited and Patni Computer Systems Inc. (f/t/a Data Conversion Inc.) dated October 27, 2000
*4.7	Terms of employment for Mr. Gajendra K. Patni and Mr. Ashok K. Patni
*4.8	Information Technology Services Agreement between General Electric International Inc. and Patni Computer Systems Inc. dated November 12, 2003
##8.1	List of subsidiaries of the Registrant, see “Item 4. Information on the Company—Organizational Structure”
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes Oxley Act
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes Oxley Act
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes Oxley Act
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes Oxley Act

*                    Previously filed on November 17, 2005 with the SEC on Form F-1 (File Number 333-129771)

#                    Incorporated by reference from Form S - 8 (file number 33-137306)

##             Previously filed on June 29, 2007 with the SEC on Form 20F (File Number 001-32692 07948644)

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A on its behalf.

For Patni Computer Systems Limited

	By:	/s/ NARENDRA K. PATNI
Narendra K. Patni
Chief Executive Officer

For Patni Computer Systems Limited

	By:	/s/ SURJEET SINGH
Surjeet Singh
Chief Financial Officer
Mumbai, India
Date: March 04, 2008

3

Patni Computer Systems Limited and subsidiaries

Consolidated financial statements

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

21 February 2007

/s/ KPMG
KPMG
Mumbai, India

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

See accompanying notes to the consolidated financial statemets

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

See accompanying notes to the consolidated financial statements

Patni Computer Systems Limited and subsidiaries

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2004, 2005 and 2006

						(in $ except share data)
	Common shares		Additional Paid-In-	Retained	Comprehensive	Accumulated Other Comprehensive	Shareholders
	Shares	Par value	Capital	Earnings	Income	Income	Equity

Balance as of January 1, 2004	111,420,849	4,942,505	116,722,000	34,692,917		$(1,525,344)	$154,832,078
Common shares issued through an Initial Public Offering, net of direct expenses	13,415,200	592,675	63,675,676				64,268,351
Issuance of equity shares on exercise of options	160,960	7,121	509,183				516,304
Cash dividend on common shares				(3,061,551)			(3,061,551)
Comprehensive income
Net income				46,547,799	46,547,799		46,547,799
Other comprehensive income:
Translation adjustment					9,549,971		9,549,971
Unrealised gain on investments, net of tax of $142,362					241,535		241,535
Minimum pension liability, net of tax of $153,253					332,292		332,292
Comprehensive income					56,671,597	10,123,798
Balance as of December 31, 2004	124,997,009	$5,542,301	$180,906,859	$78,179,165		$8,598,454	$273,226,779
Common shares issued, net of direct expenses	12,312,500	537,304	116,484,548				117,021,852
Issuance of equity shares on exercise of options	488,890	21,995	1,692,396				1,714,391
Tax benefit arising on exercise of stock options			136,816				136,816
Cash dividend on common shares				(6,533,898)			(6,533,898)
Comprehensive income
Net income				60,866,676	60,866,676		60,866,676
Other comprehensive income:
Translation adjustment					(7,278,016)		(7,278,016)
Unrealised gain on investments, net of tax of $261,520					560,447		560,447
Unrealised loss on cash flow hedging derivatives, net of tax of $Nil					(1,026,624)		(1,026,624)
Minimum pension liability, net of tax of $194,848					340,647		340,647
Comprehensive income					53,463,130	(7,403,546)
Balance as of December 31, 2005	137,798,399	$6,101,600	$299,220,619	$132,511,943		$1,194,908	$439,029,070

See accompanying notes to the consolidated financial statements

						(in $ except share data)
	Common shares		Additional Paid-In-	Retained	Comprehensive	Accumulated Other Comprehensive	Shareholders
	Shares	Par value	Capital	Earnings	Income	Income	Equity

Balance as of December 31, 2005	137,798,399	6,101,600	299,220,619	132,511,943		$1,194,908	$439,029,070
Issuance of equity shares on exercise of options	483,454	21,360	1,802,953				1,824,313
Tax benefit arising on exercise of stock options			23,338				23,338
Compensation cost related to employee stock option plan			3,984,071				3,984,071
Cash dividend on common shares				(8,565,154)			(8,565,154)
Comprehensive income
Net income				59,250,770	59,250,770		59,250,770
Other comprehensive income:
Translation adjustment					9,256,054		9,256,054
Unrealised gain on investments, net of tax of $1,076,106					2,102,200		2,102,200
Unrealised gain on cash flow hedging derivatives, net of tax of $ Nil					2,531,633		2,531,633
Comprehensive income					73,140,657	13,889,887
Adjustment to initially apply FASB Statement No. 158, net of tax of $323,655						(843,079)	(843,079)

Balance as of December 31, 2006	138,281,853	$6,122,960	$305,030,981	$183,197,559		$14,241,716	$508,593,216

See accompanying notes to the consolidated financial statements

Patni Computer Systems Limited and subsidiaries

Consolidated Statements of Cash Flows

Year ended December 31,	2004	2005	2006

Operating activities
Net income	$46,547,799	$60,866,676	$59,250,770
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	11,543,775	15,960,705	19,573,548
Deferred taxes	(1,937,708)	(1,889,293)	4,344,470
Provision/(recovery) for doubtful debts and advances	495,618	(151,954)	1,191,017
(Gain)/loss on sale of property, plant and equipment, net	597,678	(3,176,152)	(21,977)
(Gain) / loss on sale of investments	(144,482)	(1,128,071)	(1,679,097)
Compensation cost related to employee stock option plan	—	—	3,984,071
Changes in assets and liabilities
Accounts receivable	(10,400,590)	(3,531,903)	(40,234,185)
Costs and estimated earnings in excess of billings on uncompleted contracts	(5,032,911)	(11,162,155)	3,955,003
Other current assets	(3,445,375)	3,431,844	(735,650)
Other assets	(2,714,988)	(142,962)	(579,720)
Trade accounts payable - others	(780,814)	1,428,007	4,025,950
Billings in excess of costs and estimated earnings on uncompleted contracts	634,645	(456,143)	859,218
Tax benefit arising on exercise of stock options	—	136,816	—
Taxes payable	2,377,631	(463,113)	4,956,360
Accrued expenses	(569,178)	6,069,364	16,246,514
Other current liabilities	9,803,420	14,815,277	(17,063,525)
Other liabilities	817,726	(7,548,512)	1,018,325

Net cash provided by operating activities	$47,792,246	$73,058,431	$59,091,092

Investing activities
Purchase of property, plant and equipment	(21,590,640)	(53,282,451)	(48,620,365)
Proceeds from sales of property, plant and equipment	509,570	4,336,910	83,097
Purchase of investments	(255,601,922)	(542,994,281)	(781,204,843)
Proceeds from sale of investments	223,648,957	485,768,961	686,658,104
Payments for acquisition, net of cash acquired	(32,450,060)	(5,578,772)	(12,184,832)
Payments for acquisition of technology related intangibles	—	—	(497,879)
Tax benefit on incentive stock option of Patni Telecom	—	—	340,366
Net cash used in investing activities	$(85,484,095)	$(111,749,633)	$(155,426,352)

See accompanying notes to the consolidated financial statements

Year ended December 31,	2004	2005	2006

Financing activities:
Payment of capital lease obligations	(301,474)	(329,168)	(390,886)
Dividend on common shares	(3,059,633)	(6,531,628)	(8,562,666)
Proceeds from common shares issued, net of expenses	64,784,655	118,736,243	1,824,313
Tax benefit arising on exercise of stock options	—	—	23,338

Net cash provided by/(used in) financing activities	$61,423,548	$111,875,447	$(7,105,901)

Effect of exchange rates changes on cash and cash equivalents	5,472,249	(1,508,142)	1,131,571
Net increase in cash and cash equivalents	23,731,699	73,184,245	(103,441,161)
Cash and cash equivalents at the beginning of the year	47,939,550	77,143,498	148,819,600

Cash and cash equivalents at end of the year	$77,143,498	$148,819,600	$46,510,010

Supplemental disclosure of cash flow information:
Interest paid	$35,152	$673,158	$4,905,069
Income taxes paid	$12,536,145	$15,294,446	$39,945,075

Non cash investing and financing activities:
Additions to property, plant and equipment, represented by capital lease obligations	$393,184	$471,644	$361,133
Property, plant and equipment acquired on credit	$870,073	$2,104,773	$4,814,076

See accompanying notes to the consolidated financial statements

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements

1	Organization and nature of business

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

Principles of consolidation

2.1.2

The consolidated financial statements include the financial statements of Patni and all of its subsidiaries, which are more than 50% owned and controlled. In addition, the Company consolidates any Variable Interest Entity (“VIE”) if it is determined to be a primary beneficiary in accordance with FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities”. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee. However, as of December 31, 2005 and 2006, the Company does not have any interest in any VIE, or any equity method investment. All inter-company accounts and transactions are eliminated on consolidation.

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

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

Revenue and cost recognition

2.1.4

The Company derives its revenues primarily from software services and to a lesser extent from BPO services. Revenue is recognized when there is persuasive evidence of a contractual arrangement with customers, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Software services are provided either on a fixed price, fixed time frame or on a time and material basis. The Company’s fixed price contracts include application maintenance and support services, on which revenue is recognized on a straight line basis over the term of maintenance. Revenue with respect to other fixed price contracts is recognized on a percentage of completion basis. Revenue with respect to time-and-material contracts is recognized as related services are performed. Guidance has been drawn from paragraph 95 of Statement of Position (‘‘SOP’’) 97-2, ‘‘Software Revenue Recognition’’ to account for revenue from fixed price arrangements for software development and related services in conformity with SOP-81-1 (“Accounting for Performance of Construction - Type and Certain Production - Type Contracts”). The input (cost expended) method has been used because management considers this to be the best available measure of progress on these contracts as there is a direct relationship between input and productivity.

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

Advertising cost

2.1.10

Advertising costs incurred during the year have been expensed. The total amount of advertising costs expensed was $1 million, $1.5 million and $1.6 million for the years ended December, 31, 2004, 2005 and 2006 .

Cash and cash equivalents

2.1.11

The Company considers investments in highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks.

Investments

2.1.12

Management determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designation at each balance sheet date. At December 31, 2005 and 2006, investment securities were classified as available-for-sale or held to maturity. The investment securities classified as available-for-sale consisted of units of mutual funds. Held to maturity securities consist of investment in Government bonds made by the Company pursuant to tax exemption scheme under the Indian Income Tax Act, 1961. These bonds are carried at cost in the absence of market value and mature in three years.

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

2.1.19

Property, plant and equipment are depreciated over the estimated useful life of the asset using the straight-line method, once the asset is put to its intended use. The cost of software obtained for internal use is capitalized and amortized over the estimated useful life of the software. The estimated useful lives of assets are as follows:

Buildings	40 years
Leasehold premises and improvements	Over the lease period or the useful lives of the assets, whichever is shorter

Computer – Hardware and software and other service equipments	3 years
Furniture and fixtures	3-8 years
Other equipment	3-8 years
Vehicles	4-5 years

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

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

Share-based compensation expense in 2006 reduced the Company’s results of operations as follows:

2006
Income before income taxes	$3,984,071
Net Income	3,299,530
Basic earnings per share	$0.02

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions.

Year ended	2006
Dividend yield	0.59% - 0.63%
Expected life	3.5-6.5 years
Risk free interest	6.45% - 7.85%
Volatility	30.22% - 55%

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

Year	2004	2005
Net income, as reported	$46,547,799	$60,866,676
Less: Stock based employee compensation expense determined under fair value based method, net of tax effects	(1,253,513)	(3,501,531)
Pro forma net income	$45,294,286	$57,365,145
Reported earnings per share
Basic	$0.38	$0.48
Diluted	$0.38	$0.48
Pro forma earnings per share
Basic	$0.37	$0.46
Diluted	$0.37	$0.45

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

As per the Stock Purchase Agreement and amendments thereof, $5,578,772 and $12,184,832 was paid to the shareholders of Patni Telecom as contingent consideration based on achievement of certain revenue and margin targets for the years ended June 30, 2005 and 2006 . This additional consideration has been recognised as Goodwill arising on acquisition of Patni Telecom. The terms of the purchase also provide for payment of contingent consideration to all the selling shareholders, payable over three years, and calculated based on the achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed $33,000,000, inclusive of payments under an incentive plan for certain employees as described below. The Company has followed the consensus reached in EITF 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” and accordingly will record the contingent payments, other than payments to certain employees under the incentive plan, as goodwill in the periods in which the contingency is resolved.

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

4	Investments

4.1.1	Investment securities consist of the following:

	As of December 31, 2005
	Carrying value	Gross unrealized holding gains	Gross unrealised holding losses	Fair value
Available for sale:
Mutual fund units and other securities	$107,568,976	$774,895	$(1,867)	$108,342,004
Other Investments	2,909,577	524,354	—	33,433,931
Amount reported as investment current				$141,775,935

	As of December 31, 2006
	Carrying value	Gross unrealized holding gains	Gross unrealised holding losses	Fair value
Available for sale:
Mutual fund units and other securities	$135,238,933	$1,125,406	(9,391)	$136,354,948
Other Investments	103,262,905	3,350,195	—	106,613,100

Amount reported as investments current				$242,968,048

Held to maturity:
Bonds	$3,048,092	—	—	$3,048,092
Amount reported as investments non current				$3,048,092

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

4	Investments (Continued)

4.1.2

Dividends from securities available for sale, during the year ended December 31, 2004, 2005 and 2006 were $3,460,351, $2,488,691 and $5,941,888 respectively. Gross realized gains on sale of securities, available for sale was $221,562 , $1,141,015 and $1,963,728 and gross realised losses on sale of securities, available for sale was $77,080, $12,945 and $284,631 for the year ended December 31, 2004, 2005 and 2006 respectively.

4.1.3	Investments held to maturity as of December 31, 2006 mature within five years

5	Accounts receivable

5.1.1	Accounts receivable consist of the following:

As of December 31,	2005	2006
Receivables	$76,916,380	$118,724,268
Less: Allowances for doubtful accounts (including $136,066 (2005 - $80,000) for receivable due from a significant shareholder)	(2,495,219)	(3,105,764)
	$74,421,161	$115,618,504

5.1.2	The activity in the allowance for doubtful accounts receivable for the years ended December 31, 2005 and 2006 is as follows:

As of December 31,	2004	2005	2006
Allowance for doubtful accounts as at beginning of the year	$3,224,494	$3,435,320	$2,495,219
Additions charged (net of recoveries) to provision for doubtful debts during the year	496,804	(164,464)	1,147,109
Write-downs charged against the allowance during the year
Allowance for doubtful accounts at end of the year	$3,435,320	$2,495,219	$3,105,764

6	Costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on uncompleted contracts

As of December 31,	2005	2006
Cost incurred on uncompleted contracts	$25,750,930	$28,813,363
Estimated earnings	24,028,742	21,676,222
Less: Billings till date	49,779,672	50,489,585
	$23,743,748	$19,509,764
Included in the accompanying balance sheet under the following captions:
Costs and estimated earnings in excess of billings on uncompleted contracts	26,094,094	22,834,345
Billings in excess of costs and estimated earnings on uncompleted contracts	(2,350,346)	(3,324,581)
	23,743,748	19,509,764

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

7	Other assets

Other assets consist of the following:

	As of December 31,	2005	2006

	Advances to vendors	$1,507,000	$1,340,596
	Prepaid gratuity costs	1,442,528	918,045
	Deposits	6,447,290	6,708,622
	Deferral of cost in respect of revenue arrangements	1,574,252	902,063
	Due from employees	1,309,344	2,695,126
	Derivative contracts	—	3,035,271
	Leasehold Land	3,765,076	5,223,196
	Others	1,164,338	495,069
		$17,209,828	$21,317,988
Less:	Current assets
	Advances to vendors	(1,507,000)	(1,340,596)
	Prepaid gratuity costs	(1,442,528)	—
	Deposits	(531,329)	(1,424,163)
	Deferral of cost in respect of revenue arrangements	(1,574,252)	(902,063)
	Due from employees	(1,278,554)	(2,663,601)
	Derivative contracts	—	(3,035,271)
	Others	(1,164,338)	(495,069)
		(7,498,001)	(9,860,763)
	Other assets	$9,711,827	$11,457,225

8	Property, plant and equipment

8.1.1	Property, plant and equipment consists of the following:

As of December 31,	2005	2006

Land	$24,053	$24,476
Building	22,645,127	31,944,802
Leasehold improvements	4,133,345	5,814,610
Computer – Hardware and other service equipment	32,893,636	41,075,166
Computer – Software	19,021,359	23,109,772
Furniture and fixtures	14,613,120	18,092,401
Other equipment	17,522,391	27,003,946
Vehicles	2,244,283	2,295,679
Capital work-in-progress	18,359,453	26,864,096
Capital advances	8,474,405	20,537,480
	139,931,172	196,762,428
Less: Accumulated depreciation and amortization	(51,686,625)	(71,004,604)
	$88,244,547	$125,757,824

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

9.1.2

Amortization for the years ended December 31, 2004, 2005 and 2006 amounted to $210,869, $748,023 and $968,501 respectively.  The estimated amortization for the intangible assets, for the next five years would be as follows:

	2007	2008	2009	2010	2011
Amortization	1,092,723	1,183,638	1,231,260	1,231,260	1,173,174

9.1.3	The movement in goodwill balance is given below:

	2005	2006
Balance at beginning of the year	$24,677,771	$27,987,198

Add: Additional goodwill arising on account of contingent consideration for Patni Telecom	5,578,772	12,184,832
Add: Addition to goodwill as per final purchase price allocation of Patni Telecom	649,022	—
Less: Reduction of valuation allowance on deferred tax assets recognised on Patni Telecom	(2,918,367)	—
Less: Tax benefit on incentive stock option of Patni Telecom	—	(340,366)
Balance at end of the year	$27,987,198	$39,831,664

9.1.4	Goodwill as of December 31, 2005 and 2006 has been allocated to the following reportable segments:

Segment	2005	2006
Financial services	$2,594,374	$2,594,374
Telecom services	25,392,824	$37,237,290
Total	$27,987,198	$39,831,664

10.	Change in estimate

During 2006, the Company reached a settlement with the Internal Revenue Service (the “IRS”) relating to its tax returns of its U.S. operations (Patni USA and its US branch) for fiscal years 2001 and 2002. The settlement addressed transfer pricing, branch tax matters and payroll taxes.

The Company was unable to substantiate to the IRS that returns pertaining to its U.S. branch for the years ended March 31, 2002 and 2003 were filed within 18 months from the respective due dates and hence were deemed as delinquent returns by the IRS. Accordingly, the IRS disallowed all of the deductions on the branch income tax returns and assessed additional income tax obligations of U.S. $15.2 million. Delinquent tax returns were treated as errors in computation of income taxes for the years in which such tax returns were due for filing under the IRS rules and the Company restated its 2003 and 2004 financial statements for such errors.

The Company reviewed the adequacy of the previously established tax exposure reserves with respect to prior years in July 2006 in light of certain positions taken by the IRS during the settlement for 2001 and 2002 and based on such positions, the Company revised its estimate for tax exposure relating to various income tax matters along with related adjustments to accrued interest.

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

The IRS settlement for 2001 and 2002 also covered payroll tax matters for which a provision had previously been established.  The settlement resulted in a liability that was less than the amount previously provided for, in part due to the liability being offset by an increase in income tax liability during settlement. As a result, the Company reduced its accrual for payroll taxes exposure during 2006 with a consequential reversal of the related deferred tax asset. These revisions to the established tax exposure reserves represented a revision to previous reserve estimates, and accordingly, such amounts have been recorded as part of the consolidated statement of income for the Company’s fiscal year ended December 31, 2006 as a change in estimate as follows:

Reduction of accrual for payroll taxes (1)	$(9,041,958)

Increase in interest expense	2,600,608

Increase in other expense (2)	(3,743,032)

Increase in income taxes – current	26,928,920

Increase in income taxes – deferred	3,421,312
$20,165,850

(1) Included under cost of revenues
(2) Included under other income/expense

The respective annual amounts with respect to the above amount are shown in the table provided below:

2001	2002	2003	2004	2005	Total
$(1,248,987)	$(372,881)	$2,572,523	$10,862,317	$8,352,878	$20,165,850

11	Accrued expenses

Accrued expenses consist of the following:

As of December 31,	2005	2006
Employee costs	$14,105,923	$21,427,493
Subcontractor accruals	3,996,007	5,029,497
Professional fees payable	1,260,231	1,512,893
Others	6,869,371	15,337,618

	$26,231,532	$43,307,501

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

12	Other liabilities

Other liabilities consist of the following:

	As of December 31,	2005	2006
	Deferred revenue	$2,027,444	$1,095,217
	Provision for leave encashment	10,092,730	12,321,032
	Provision for retirement benefits	6,284,868	8,073,273
	Capital expenditure payable	1,778,355	5,524,966
	Payroll tax liability	22,122,868	6,481,233
	Interest on corporate taxes and other related expenses	6,783,211	5,744,001
	Advance from customers	1,389,957	185,968
	Others	6,654,123	6,920,116
		$57,133,556	$46,345,806

Less :	Other Current liabilities
	Deferred revenue	(2,027,444)	(1,095,217)
	Provision for leave encashment	(10,092,730)	(12,321,032)
	Capital expenditure payable	(1,778,355)	(5,524,966)
	Payroll tax liability	(22,122,868)	(6,481,233)
	Interest on corporate taxes and other related expenses	(6,783,211)	(5,744,001)
	Advance from customers	(1,389,957)	(185,968)
	Others	(6,570,447)	(6,869,329)
		(50,765,012)	(38,221,746)
	Other liabilities	$6,368,544	$8,124,060

13	Leases

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

Common shares

15.1.1

The Company has only one class of equity shares. For all matters submitted to vote in the shareholders’ meeting, every holder of equity shares (except holders of American Depository Shares - ADSs), as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held. In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company after such discharge shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

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

15.1.5

The ability of Patni to declare and pay dividend under the Companies Act, is determined by its distributable profits as shown by its statutory accounts prepared in accordance with Indian GAAP. When Patni wishes to declare dividends, it is required as per the Companies Act, to transfer up to 10% of its net income (after the deduction of any accumulated deficit) computed in accordance with local regulations to a general reserve before a dividend can be declared. Also, Indian law on foreign exchange governs the remittance of dividends outside India.

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

16.1.2	The weighted average grant date fair values of options granted during the year ended December 31, 2004, 2005 and 2006 are $2.67, $3.10 and $3.85 respectively.

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

16.1.3	Stock options activity under the plan is as follows:

	Year ended December 31, 2005
	Exercise price	Shares arising out of options	Weighted average remaining contractual life (months)

Outstanding at the beginning of the year	$3.16	2,352,015	75
	$5.51-$7.35	2,850,632	87
Granted during the year	$8.71-$10.25	860,710	90
Forfeited during the year	$3.16	(159,400)	—
	$7.35	(248,625)	—
	$8.71	(9,000)	—
Exercised during the year	$3.16	(433,065)	—
	$7.35	(28,000)	—
Outstanding at the end of the year	$3.16	1,759,550	67
	$5.51-$7.35	2,574,007	75
	$8.71-$10.25	851,710	86
Exercisable at the end of the year	$3.16	663,243	53
	$5.51-$7.35	622,502	57

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

16	Employee stock compensation plans (Continued)

	Year ended December 31, 2006
	Exercise price	Shares arising out of options	Weighted average remaining contractual life (months)
Outstanding at the beginning of the year	$3.16	1,759,550	67
	$5.51-$7.35	2,574,007	75
	$8.71-$10.25	851,710	86
Granted during the year	$7.29-$10.93	1,968,750	90
Forfeited during the year	$3.16	(101,650)	—
	$7.35	(254,560)	—
	$8.71-$10.93	(189,600)	—
Exercised during the year	$3.16	(414,934)	—
	$5.51-$7.35	(68,520)	—
Outstanding at the end of the year	$3.16	1,242,966	56
	$5.51-$7.35	2,420,927	65
	$8.37-$10.93	2,460,860	81
Exercisable at the end of the year	$3.16	727,016	47
	$5.51-$7.35	1,108,256	51
	$8.71-$10.25	186,149	56

16.1.4	The exercise price and weighted average remaining contractual life of stock options outstanding at the end of the period are as follows:

Year ended December 31, 2006
Shares arising out of options	Exercise Price	Weighted average remaining contractual life (months)

1,242,966	$3.16	56
90,000	$5.51	62
2,160,927	$7.37	63
158,000	$8.71	69
573,110	$10.25	75
249,000	$10.93	78
290,000	$10.27	81
350,000	$8.37	82
170,000	$7.29	84
840,750	$8.40	87
61,24,753

17	Income Tax

17.1.1	Total income tax for the year ended December 2004, 2005 and 2006 were allocated as follows:

For the years ended December 31,	2004	2005	2006

Income from continuing operations	$12,886,362	$13,802,583	$47,691,763
Shareholders’ equity, for
- unrealized holding gain/loss on investment securities	142,362	261,520	1,076,106
- pension	153,253	194,848	(305,835)
- gratuity			(17,820)
- tax benefit arising on exercise of stock options	—	(136,816)	317,028

Goodwill and intangible assets	—	(3,351,045)	(340,366)
Total	$13,181,977	$10,771,090	$48,420,876

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

17	Income Tax (Continued)

17.1.2	Income tax expense attributable to income from continuing operations consists of the following:

For the years ended December 31,	2004	2005	2006
Current taxes
Domestic	$148,501	$1,787,316	$1,655,461
Foreign	14,675,569	13,904,560	41,691,833
	$14,824,070	15,691,876	43,347,294
Deferred taxes
Domestic	(303,711)	(91,396)	(336,467)
Foreign	(1,633,997)	(1,797,897)	4,680,936
	(1,937,708)	(1,889,293)	4,344,470
Total	$12,886,362	$13,802,583	$47,691,763

Pre-tax income from domestic and foreign operations is set out below:

For the years ended December 31,	2004	2005	2006
Pre-tax income
Domestic	55,377,936	58,644,162	71,188,552
Foreign	4,056,225	16,025,097	35,753,981
Total	$59,434,161	$74,669,259	$106,942,533

17.1.3	The tax effect of temporary differences that give rise to significant portion of deferred tax assets and liabilities are presented below:

	2005	2006
Deferred tax assets:
Accrued expenses and provisions	$6,812,271	$8,794,129
Accounts receivable	662,329	867,320
Deferred revenue	489,119	146,010
Carry forward business losses	2,797,346	501,719
Payroll taxes and interest on payroll and corporate taxes	9,843,043	4,394,379
ESOP compensation costs	—	705,135
Others	57,104	1,015,345
Gross deferred assets	20,661,212	16,424,037
Less: Valuation allowance	—	(501,719)
Total deferred tax assets	$20,661,212	$15,922,318
Deferred tax liabilities:
Costs and estimated earnings in excess of billings on uncompleted contracts	(1,000,371)	(846,115)
Property, plant and equipment	(1,078,576)	(855,386)
Undistributed earnings of US branch	(1,718,140)	(1,892,887)
Unrealised gain on available for sale securities	(436,730)	(1,520,939)
Intangible assets	(4,063,260)	(3,695,708)
Tax deduction available for notional interest deduction		(321,119)
Others	(192,253)	(32,383)
Total deferred tax liabilities	(8,489,330)	(9,164,537)
Net Deferred tax assets	$12,171,882	$6,757,781
Classified as
Deferred tax assets
Current	$13,722,884	$10,240,528
Non current	3,401,766	370,529
Deferred tax liabilities
Current	193,807	108637
Non current	4,758,961	3,744,639
Net Deferred tax assets	$12,171,882	$6,757,781

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

17	Income Tax (Continued)

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

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

17	Income Tax (Continued)

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

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

18	Retirement benefits to employees (Continued)

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

18.1.5	The composition of plan assets is detailed below:

As of December 31,	2005	%	2006	%
Central Government Securities	148,186	3.1	133,800	2.5
Investment in Government Securities based funds	3,478,625	72.6	4,201,692	79.1
State Government Securities	42,325	0.9	55,271	1.0
Public Sector / Financials Institutions / Bank bonds	971,670	20.3	868,676	16.4
Others	149,284	3.1	49,372	0.9
Total	$4,790,090	100	5,308,811	100

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

18	Retirement benefits to employees (Continued)

18.1.6	Net periodic gratuity cost included the following components:

Year ended December 31,	2004	2005	2006

Service cost	$633,771	$919,286	$982,652
Interest cost	190,714	302,722	329,613
Expected return on assets	(179,505)	(276,826)	(378,065)
Amortization	49,607	99,371	41,284

Net gratuity cost	$694,587	$1,044,553	$975,484

18.1.7	Key weighted average assumptions used to determine the net periodic gratuity cost were as follows:

	2004	2005	2006
Discount rate	7.0%	7.5%	8.00%
Expected return on assets	6.5%	7.5%	7.50%

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

At December 31,	2005	2006
Change in benefit obligation
PBO at January 1,	$1,778,033	$1,868,072
Service cost	52,950	66,718
Interest cost	131,830	148,860
Translation loss/(gain)	(61,504)	37,573
Actuarial loss/(gain)	(33,237)	(211,921)
PBO at December 31,	1,868,072	1,909,302
Funded status	(1,868,072)	(1,909,302)
Unrecognized actuarial loss	137,098	—
Net amount recognized	(1,730,974)	(1,909,302)
Amount recognized in the consolidated balance sheets are as follows:
Accrued benefit liability (included in ‘Other liabilities’)	1,730,974	(1,909,302)
Net amount recognized	1,730,974	(1,909,302)
Accumulated benefit obligation	$1,181,118	$1,327,907

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

18	Retirement benefits to employees (Continued)

18.1.11	Key weighted average assumptions used to determine benefit obligation for Patni India pension plan were as follows:

	2005	2006
Discount rate	8% per annum	8.85% per annum
Increase in compensation levels	10% per annum	10% per annum

18.1.12	Net periodic pension cost of Patni India pension plan included the following components:

Year ended December 31,	2004	2005	2006

Service cost	$63,594	$52,950	$66,718
Interest cost	115,255	131,830	148,860
Amortization	304,885	137,066	—

Net pension cost	$483,734	$321,846	$215,578

18.1.13	Key weighted average assumptions used to determine net periodic pension cost for the Patni India pension plan were as follows:

Year ended December 31,	2004	2005	2006
Discount rate	7.0% per annum	7.5% per annum	8% per annum
Rate of compensation increase	10% per annum	10% per annum	10% per annum

18.1.14

With regard to Patni USA pension plan, the following table sets forth the plan’s funded status and amounts recognised in the Company’s consolidated balance sheet. Measurement dates used to make up benefit obligation is December 31 for each fiscal year.

At December 31,	2005	2006
Change in benefit obligation
PBO at January 1,	$4,739,647	$5,716,530
Service cost	117,766	171,332
Interest cost	234,240	284,566
Translation loss/(gain)	(187,253)	110,751
Actuarial loss/ (Gain)	812,130	(211,425)
PBO at December 31,	5,716,530	6,071,754
Funded status	(5,716,530)	(6,071,754)
Unrecognized actuarial loss	1,162,636	—
Net amount recognized	(4,553,894)	(6,071,754)
Amount recognized in the consolidated balance sheets are as follows:
Accrued benefit liability (included in ‘Other liabilities’)	4,553,894	6,071,754
Net amount recognized	4,553,894	6,071,754
Accumulated benefit obligation	$4,294,919	$4,147,099

18.1.15	Key weighted average assumptions used to determine benefit obligation for Patni USA pension plan were as follows:

	2005	2006
Discount rate	5% per annum	5% per annum
Increase in compensation levels	10% per annum	10% per annum

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

18	Retirement benefits to employees (Continued)

18.1.16	Net periodic pension cost of Patni USA pension plan included the following components:

Year ended December 31,	2004	2005	2006
Service cost	$139,182	$117,766	$171,332
Interest cost	217,259	234,240	284,566
Amortization	948,731	713,714	196,139

Net pension cost	$1,305,172	$1,065,720	$652,037

18.1.17	Key weighted average assumptions used to determine net periodic pension cost for the Patni USA pension plan were as follows:

Year ended December 31,	2004	2005	2006

Discount rate	5.0% per annum	5.0% per annum	5% per annum
Rate of compensation increase	10% per annum	10% per annum	10% per annum

18.1.18

As discussed in Note 2.1.26, effective December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. The adoption of SFAS No. 158, had no effect on the Company’s net income, however it was effected via a gross charge to accumulated other comprehensive income of $1,166,734, net of related deferred income tax of $323,655. The effect of applying this statement on individual line items presented in the December 31, 2006 Balance Sheet is as follows:

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

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

19.1.3                   Industry segments

Particulars	Financial services	Insurance	Manufacturing	Telecom	Independent Software Vendor	Product Engineering	Others	Total
	December 31, 2004
Revenues	$62,707,961	$107,001,559	$92,417,807	$8,491,468	$19,344,147	$15,110,938	$21,507,744	$326,581,624
Accounts receivables, net	8,689,913	19,223,898	24,818,665	6,198,845	3,662,373	3,348,753	6,062,466	72,004,913
Billings in excess of cost and estimated earnings on uncompleted contracts	(55,182)	(946,385)	(831,123)	(99,408)	(27,576)	(477,791)	(408,881)	(2,846,346)
Advance from customers	—	(66,734)	(21,605)	—	(47,130)	—	(2,570)	(138,039)
Cost and estimated earnings in excess of billings on uncompleted contracts	2,014,083	1,202,844	4,553,774	1,992,678	2,062,245	1,768,014	1,639,802	15,233,440

	December 31, 2005
Revenues	$72,185,157	$124,885,014	$98,655,217	$68,860,317	$22,514,511	$33,923,596	$29,308,120	$450,331,932
Accounts receivables, net	13,627,715	16,468,689	17,230,008	9,089,355	3,739,578	7,606,416	6,659,400	74,421,161
Billings in excess of cost and estimated earnings on uncompleted contracts	(188,409)	(383,407)	(758,503)	(451,553)	(69,075)	(208,069)	(291,330)	(2,350,346)
Advance from customers	(1,208,504)	(94,910)	(71,927)	—	(1,688)	—	(12,928)	(1,389,957)
Cost and estimated earnings in excess of billings on uncompleted contracts	2,577,862	5,148,267	3,553,636	9,163,047	1,624,411	3,007,721	1,019,150	26,094,094

	December 31, 2006
Revenues	$88,360,525	$134,513,555	$125,395,979	$109,204,32	$23,828,82	$58,628,980	$38,918,599	$578,850,882
Accounts receivables, net	16,469,861	21,301,154	26,507,789	22,694,977	4,463,335	12,464,424	11,716,964	115,618,504
Billings in excess of cost and estimated earnings on uncompleted contracts	(207,662)	(211,665)	(727,686)	(489,852)	(12,209)	(806,075)	(869,432)	(3,324,581)
Advance from customers	(4,833)	(18,172)	(121,713)	—	(27,354)	(11,367)	(2,529)	(185,968)
Cost and estimated earnings in excess of billings on uncompleted contracts	2,425,124	1,017,735	4,756,834	10,414,219	989,333	456,626	1,774,474	22,834,345

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

19	Segment Information (Continued)

19.1.3	Geographic segments

	Particulars	USA	Europe	Japan	India	Others	Total
		December 31, 2004
	Revenues	$286,720,168	$25,690,385	$11,029,442	$726,011	$2,415,618	$326,581,624
	Accounts receivables, net	62,053,958	8,433,786	366,978	132,587	1,017,604	72,004,913
	Billings in excess of cost and estimated earnings on uncompleted contracts	(2,806,346)	(28,339)	(2,813)	(8,848)	—	(2,846,346)
	Advance from customers	—	(132,431)	—	(5,608)	—	(138,039)
	Cost and estimated earnings in excess of billings on uncompleted contracts	10,463,077	2,245,047	2,205,617	84,647	235,052	15,233,440

		December 31, 2005
	Revenues	$381,887,038	$41,055,863	$19,362,908	$1,442,292	$6,583,831	$450,331,932
	Accounts receivables, net	59,329,356	11,315,359	2,204,954	167,705	1,403,787	74,421,161
	Billings in excess of cost and estimated earnings on uncompleted contracts	(1,456,655)	(731,554)	(162,137)	—	—	(2,350,346)
	Advance from customers	(1,333,823)	—	—	(2,021)	(54,113)	(1,389,957)
	Cost and estimated earnings in excess of billings on uncompleted contracts	20,216,375	2,424,521	2,846,253	149,507	457,438	26,094,094

		December 31, 2006
	Revenues	$467,907,248	$67,281,267	$21,827,569	$2,367,695	19,467,103	$578,850,882
	Accounts receivables, net	84,143,450	24,949,728	3,441,415	1,562,956	1,520,955	115,618,504
	Billings in excess of cost and estimated earnings on uncompleted contracts	(1,658,212)	(914,024)	(675,485)	(60,767)	(16,093)	(3,324,581)
	Advance from customers	(132,511)	(20,580)	(3,367)	(3,356)	(26,154)	(185,968)
	Cost and estimated earnings in excess of billings on uncompleted contracts	11,488,904	8,518,364	1,348,568	172,637	1,305,872	22,834,345

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

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

21	Earnings per share

	A reconciliation of the common shares used in the computation of basic and diluted earnings per share is set out below:

	Years ended December 31,	2004	2005	2006
	Common shares
	Weighted average number of shares outstanding	123,066,042	125,736,592	137,957,477
	Effect of dilutive equivalent shares-stock options outstanding	1,018,950	1,721,040	947,383
	Weighted average number of equity shares and dilutive equivalent shares outstanding	124,084,992	127,457,632	138,904,860

Options to purchase Nil, Nil and 2,630,860 equity shares were outstanding during the year ended December 31, 2004, 2005 and 2006, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.

22	Related party transactions

22.1.1

Patni has various transactions with related parties, such as PCS Technology Ltd. (‘PCSTL’), formerly known as PCS Industries Ltd., PCS Cullinet, PCS Finance, Ashoka Computers - all affiliates, various companies of the GE group (‘GE’) which is a significant shareholder in Patni, directors of Patni and their relatives. Such transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions.

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

	Due from employees

22.1.5

Patni grants personal loans to eligible employees, either for housing or personal purposes.  Personal loans include loans for vehicle purchase and other individual employee needs.  Such loans are repayable in equal installments over periods ranging from 6–60 months. Interest on these loans is charged at 7.5%–9%. Loans outstanding at December 31, 2005 and 2006 were 56,662 and $ 267,328 respectively.

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

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

22	Related party transactions (Continued)

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

The Company has a Line of Credit of Rs.140,000,000 ($3,160,984) as of December 31, 2006 from its bankers for export credit requirements such as Packing Credit, Export Bill Discounting or Post Shipment Loan which have a maximum tenor of 180 days which can be rolled forward. This includes an inner limit of Rs.40,000,000 ($903,138) for working capital requirements such as Overdraft or Working Capital Demand Loan, which has a repayment period of 365 days for loans and 1 day for Overdraft. The Company also has a limit for issuance of Bonds and Guarantees of Rs.70,000,000 ($1,580,492) for financial guarantees favoring the Government of India and other authorities which have a repayment period of 36 months (including claim period). This limit is interchangeable with Letters of Credit, which have a repayment period of 365 days. The line of credit bears interest as negotiated with the bank from time to time. The facilities are secured by accounts receivables of the company and contain financial covenants and restrictions on indebtedness.  The Company has not availed these facilities as of December 31, 2006.

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

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

24	Commitments and Contingencies (Continued)

24.1.3

In December 2006, the Company received a demand from the Indian Income Tax department of approximately $14,228,042 including interest demand of approximately $4,218,785 for the assessment year 2004-05. The tax demand is mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act, 1961, in respect of profits earned by its various eligible undertakings. In January 2007, the management of the Company has filed an appeal, within the time available under the Income Tax Act, challenging the disallowance. Considering the facts and nature of disallowances and based on the advice given by the Company’s legal counsel, the management believes that the disallowance is not tenable, is confident of a favourable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary.

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