Form 20-F/A
period 2006-12-31
Patni Computer Systems LTD
filed 2008-03-05
CIK 1324503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

YES   ☐        NO   ☒

Explanatory Note

This Amendment No. 2 on Form 20-F/A to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 is being filed for the purposes of supplementing or amending Note 10 of our consolidated financial statements and including the signed accountants’ report, as set forth below.

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

•       Report of Independent Registered Public Accounting Firm.

•       Consolidated Balance Sheets as of December 31, 2005 and 2006.

•       Consolidated Statements of Income for the years ended December 31, 2004, 2005 and 2006.

•       Consolidated Statements of Stockholders Equity and Comprehensive Income for the years ended December 31, 2004, 2005 and 2006.

•       Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006.

•       Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

*1.1	Articles of Association of Patni Computer Systems Limited, as amended
*1.2	Memorandum of Association of Patni Computer Systems Limited, as amended
*1.3	Certificate of Incorporation of Patni Computer Systems Limited, as amended
*2.1	Form of Deposit Agreement
*2.2	Patni’s specimen certificate for equity shares
*2.3	Form of American Depositary Receipt
*2.4	Patni ESOP 2003-Revised 2006 #
*4.2	Registration Rights Agreement
*4.3	Purchase Agreement between Patni Computer Systems Limited and Cymbal Corporation dated November 3, 2004
*4.4	Lease Deed entered into between the Company and State Industrial Promotion Corporation of Tamil Nadu Limited (SIPCOT), dated September 30, 2004
*4.5	Service Agreement between Patni Computer Systems Inc. and Mr. Narendra K. Patni dated December 1, 2000, as amended
*4.6	Consultancy Agreement between Patni Computer Systems Limited and Patni Computer Systems Inc. (f/t/a Data Conversion Inc.) dated October 27, 2000
*4.7	Terms of employment for Mr. Gajendra K. Patni and Mr. Ashok K. Patni
*4.8	Information Technology Services Agreement between General Electric International Inc. and Patni Computer Systems Inc. dated November 12, 2003
4.9	Amendment to Information Technology Services Agreement between General Electric International Inc. and Patni Computer Systems Inc. dated August 03, 2006
##8.1	List of subsidiaries of the Registrant, see “Item 4. Information on the Company—Organizational Structure”
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes Oxley Act
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes Oxley Act
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes Oxley Act
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes Oxley Act

*                    Previously filed on November 17, 2005 with the SEC on Form F-1 (File Number 333-129771)

#                    Incorporated by reference from Form S - 8 (file number 33-137306)

##             Previously filed on June 29, 2007 with the SEC on Form 20F (File Number 001-32692 07948644)

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 on Form 20-F/A on its behalf.

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