Form 20-F
period 2007-12-31
Patni Computer Systems LTD
filed 2008-06-26
CIK 1324503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Surjeet Singh, Chief Financial Officer, +91 22 6693 0500, surjeet.singh@patni.com

Akruti Softech Park, MIDC, Cross Road No. 21, Andheri (E), Mumbai 400 093, India

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

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

Not applicable

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007 was:

Equity shares:   139,009,409

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

Item 17   ☐        Item 18   ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements in this filing

USGAAP  ☒. International Financial Reporting Standards  ☐ Others ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES   ☐        NO   ☒.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

Unless otherwise stated in this Annual Report or unless the context otherwise requires, references in this Annual Report on Form 20-F, or “Annual Report” to:

•	“we,” “us,”, “our”, “our company” and “Patni” are to Patni Computer Systems Limited and its consolidated subsidiaries;

•	“India” are to the Republic of India;

•	“Japanese Yen” and “JPY” are to the legal currency of Japan and all references to “Euro” are to the legal currency to the European Union.

•	“Indian rupees,” “rupees” and “Rs.” are to the legal currency of India and all references to “U.S. dollars,” “dollars” or “US $” or “$” are to the legal currency of the United States; and

•	a particular “fiscal” year are to our fiscal year ended December 31 of such year.

The financial statements have been prepared using U.S. dollars as the reporting currency. In addition, for your convenience, this Annual Report contains translations of certain Indian rupee amounts into U.S. dollars amounts which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S.dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all.

Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the noon buying rate in the City of New York on December 31, 2007 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on December 31, 2007 was Rs. 39.41 per $1.00.

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

This Annual Report includes statistical data about the IT industry that comes from information published by sources including Forrester Research,Inc., or Forrester, a provider of market information and strategic information for the IT industry and the National Association of Software and Service Companies, or NASSCOM, an industry trade group. This type of data represents only the estimates of Gartner, NASSCOM, Forrester and other sources of industry data. In addition, although we believe that data from these sources is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected financial data

The selected consolidated historical financial data set forth below should be read in conjunction with our consolidated financial statements, the notes to those statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The selected data presented below under the captions “Statement of Income Data”, “Balance Sheet Data” and “Cash Flow Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2007, are derived from our audited consolidated financial statements (except for cash dividend per equity share) and have been prepared and presented in accordance with U.S. GAAP.  The consolidated financial statements as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, and the audit report thereon, are included elsewhere in this Annual Report. Historical results are not necessarily indicative of the results to be expected for any future period.

	Fiscal Year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except share data and per share)
Statement of Income Data
Revenues	$251,043	$326,582	$450,332	$578,851	$662,912
Cost of revenues	159,543	205,439	292,456	373,966	450,085

Gross Profit	$91,500	$121,143	$157,876	$204,885	$212,827
Selling, general and administrative	47,995	58,218	85,754	107,663	117,442
Foreign exchange (gain) loss, net	(172)	2,082	1,693	2,748	(23,351)

Operating Income	$43,677	$60,843	$70,429	$94,474	$118,736

Other Income / (Expense)
Interest and dividend income	1,574	4,223	4,190	10,088	12,540
Interest expenses	(2,146)	(2,083)	(2,044)	(2,840)	(3,592)
Gain on sale of investments, net	1,278	144	1,128	1,679	6,370
Other income (expenses), net	(2,025)	(3,693)	966	3,541	1,706
Change in fair value of put option	1,186	—	—	—	—

Income before income taxes	$43,544	$59,434	$74,669	$106,942	$135,760

Income taxes	10,240	12,886	13,802	47,692	21,784
Cumulative effect due to change in accounting principle due to adoption of SFAS No. 150	3,274	—	—	—	—

Net income	$36,578	$46,548	$60,867	$59,250	$113,976
Earnings per share, basic & diluted
Income before cumulative effect of a change in accounting principle (basic and diluted)	$0.30	—	—	—	—
Cumulative effect of a change in accounting principle (basic and diluted)	0.03	—	—	—	—
Net Income : Basic	$0.33	$0.38	$0.48	$0.43	$0.82
Diluted	$0.33	$0.38	$0.48	$0.43	$0.82
Weighted average number of common shares used in computing earnings per share
—Basic	111,420,849	123,066,042	125,736,592	137,957,477	138,660,785
—Diluted	111,420,849	124,084,992	127,457,632	138,904,860	139,569,933
Cash dividend per equity share	$0.009	$0.025	$0.046	$0.057	$0.086

	At December 31,
	2003	2004	2005	2006	2007
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$47,940	$77,143	$148,820	$46,510	$32,626
Investments in securities	49,245	85,623	141,776	246,016	301,152
Total assets	226,084	373,063	553,886	640,341	848,755
Capital lease obligations	540	657	706	692	604
Total shareholders’ equity	154,832	273,227	439,029	508,593	680,964

	Fiscal Year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands)
Cash Flow Data
Net cash provided by (used in):
Operating activities	$41,382	$47,792	$73,058	$59,091	$111,272
Investing activities	(27,816)	(85,484)	(111,750)	(155,426)	(130,036)
Financing activities	(1,165)	61,423	111,875	(7,106)	(8,682)
Capital expenditures	(13,742)	(21,591)	(53,282)	(48,620)	(61,891)

Exchange rates

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian Stock Exchanges and, as a result, will likely affect the market price of the  American Depository Shares, or ADSs, in the United States, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Year	Average(1)	High	Low	Period-End
2003	Rs. 46.59	Rs. 48.10	Rs. 45.29	Rs. 45.55
2004	45.26	46.45	43.27	43.27
2005	44.00	46.26	43.05	44.95
2006	45.19	46.83	43.89	44.11
2007	41.19	44.49	38.48	39.41
2008 (through June 23, 2008)	40.55	42.97	39.12	42.97

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

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

	High	Low
December 2007	39.55	39.29
January 2008	39.55	39.13
February 2008	40.11	39.12
March 2008	40.46	39.76
April 2008	40.45	39.73
May 2008	42.93	40.45
June 2008 (through June 23, 2008)	42.97	42.38

On  June 23, 2008 the noon buying rate in the city of New York was Rs. 42.97  per $1.

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

We derive a significant portion of our revenues from a limited number of clients in a few select industries. In 2005, 2006 and 2007 our largest client, General Electric, accounted for 22.1%, 14.6% and 11.8% of our revenues and our second largest client accounted for 11.5%, 9.6% and 9.1% of our revenues. In 2005, 2006 and 2007, our top ten clients accounted for  59.3%, 53.1% and 47.6%  of our revenues. As a result of our reliance on a limited number of clients, we may face pricing and other competitive pressures. The volume of work performed for specific clients is likely to vary from year to year, especially since we are not the exclusive external service provider for our clients. In addition, there are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. For example, our clients may decide to reduce spending on IT services or sourcing from us due to a challenging economic environment and other factors, both internal and external, relating to their business such as restructuring or supplier rationalizations. The loss of any one of our major clients, a decrease in the volume of work they outsource to us or a decrease in the price at which we sell our services to them could adversely affect our revenues.

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

In  2005, 2006 and 2007, approximately 84.8%, 80.8% and 77.9% of our revenues were derived from clients located in the United States. Any economic slowdown in the United States may result in our clients reducing or postponing their technology spending significantly, which may in turn lower the demand for our services.

Our clients operate in a limited number of industries. Factors that adversely affect these industries or IT spending by companies within these industries may adversely affect our business.

We derive a large proportion of our revenues from clients which operate in a limited number of industries. In 2005, 2006 and 2007, we derived  27.7%, 23.2% and 23.6% of our revenues from the insurance industry, 21.9%, 21.7% and 23.8% of our revenues from the manufacturing industry,15.3%, 18.9% and 13.4% of our revenues from the communications, media and entertainment industry, and 16.0%, 15.3% and  14.1% of our revenues from the financial services industry. Any significant decrease in IT services spending by clients in these industries or other industries from which we derive significant revenues in the future may reduce the demand for our services. Further, any significant decrease in the growth of the insurance, manufacturing, financial services or communications, media and entertainment industries, or significant consolidation in those industries, or any decrease in growth or consolidation in other industry segments in which we operate, may reduce the demand for our services.

We face intense competition for employees in our market. Our success depends in large part upon our highly skilled software professionals and our ability to attract and retain these personnel.

Our ability to execute projects and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly-skilled software professionals, particularly project managers and other mid-level professionals. Our attrition rates have been high due to a highly competitive labor market in India. Our attrition rates were 20.1%, 28.5% and 26.5% in 2005,  2006 and 2007. We define our attrition rate as the ratio of the number of employees that have left us during a defined period to the average number of employees that are on our payroll during such period.

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

We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of such accruals, our effective tax rate in a given financial statement period may be materially affected. During 2006, we reached a settlement with the U.S. Internal Revenue Service, or IRS, relating to our tax returns for our U.S. operations for 2001 and 2002.The IRS has also commenced, but not yet completed, a tax review of our U.S. operations for 2003 through 2005. Pursuant to the settlement, we revised our tax provisions for 2001 and 2002 and recomputed our tax provision for 2003, 2004 and 2005. This revision, representing changes in estimates, has resulted in an additional charge of approximately $14.1 million in our financial statements for the year ended December 31, 2006. Additionally, a consequential interest and deferred tax charge in an amount of $6.0 million has been accrued in our financial statements for the year ended December 31, 2006. Our total income tax liability for the year ended December 31, 2006 was $47.7 million, of which $30.3 million resulted from provisioning due to reassessment of our payroll and corporate tax obligations for our international operations. For the year ended December 31, 2007, we have accrued additional interest amounting to $2.9 million on the IRS liability and a deferred tax benefit of $1.2 million in our financial statements. As the IRS review for 2003 through 2005 is still in progress, we cannot currently assess whether this review may result in increase or decrease in tax liability.

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

We operate in a highly competitive environment and this competitive pressure on our business is likely to continue. The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition or competitive pressure from:

•	Indian IT services companies, such as Tata Consultancy Services Limited, Infosys Technologies Limited, Wipro Limited, Satyam Computer Services Limited, and HCL Technologies Limited;

•	international IT services companies, such as Accenture, Cognizant Technology Solutions, Computer Sciences Corporation, Sapient Corporation and Electronic Data Systems;

•	divisions of large multinational technology firms such as IBM, and Hewlett-Packard Company, or Hewlett-Packard;

•	in-house IT departments of large corporations;

•

other international, national, regional and local firms from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms;

•	offshore service providers in other countries with low wage costs such as China and the Philippines, and countries in Eastern Europe and Latin America; and

•	involvement of third party intermediaries who negotiate IT services and outsourcing contracts on behalf of their clients.

A number of our international competitors are setting up operations in India. Further, a number of our international competitors with existing operations in India are ramping up their presence as offshore operations in India have become an important element of their delivery strategy. This has resulted in increased employee attrition among Indian vendors and increased wage pressure to retain software professionals and reduce such attrition.

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

We have experienced significant growth in recent years. Our revenues have grown at a compound annual growth rate, or CAGR, of 21.4% from $251 million in 2003 to $662.9 million in 2007. The total number of our employees has grown from 7,096 as of December 31, 2003 to 14,945 as of December 31, 2007.

Our operations have also expanded in recent years through the development, enhancement and acquisition of new service offerings and industry expertise, and the broadening of our geographic presence. Specifically, we:

•	augmented our offerings in our service lines in business process outsourcing, product engineering, infrastructure management services and quality assurance;

•

gained expertise and operations in the provision of services to clients in the communications, media and entertainment industry through our acquisition of Patni Telecom Solutions, Inc, or Patni Telecom (formerly Cymbal Corporation, or Cymbal) and Logan Orviss International, or Logan Orviss;

•	expanded our expertise and market specific services in the life sciences practice through our acquisition of Patni Life Sciences Inc. (formerly Taratec Development Corporation, or Taratec);

•	expanded our expertise and operations in our product engineering technology practices;

•	enhanced our operations in Europe and Asia; and

•	expanded our facilities in India.

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

In  2007 we completed the acquisitions of  Taratec Development, a life sciences company and Logan Orviss, a telecommunication consulting service company, which are now integrated with our operations.

If we acquire another company, we could have difficulty in assimilating such company’s personnel, operations, products, services, technology and software into our operations. In addition, the key personnel of the acquired company may decide not to work with us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Further, any such acquisition, merger or joint venture that we attempt, whether or not completed, or any media reports or rumors with respect to any such transactions, may adversely affect the value of our equity shares and the ADSs.

We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

We expect to invest approximately $80 million to $120 million in capital expenditures in 2008, which is a significant increase from our past capital expenditures. Most of the new spending will be for construction of new facilities and physical infrastructure. However, we may not receive the benefits that we expect from our investment in these facilities. Further, we may encounter cost overruns or project delays in connection with new facilities. These expansions will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We are subject to risks arising from exchange rate fluctuations.

Although our functional currency is the Indian rupee, we transact a significant portion of our business in several other currencies, particularly the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, payables and other foreign currency assets and liabilities. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future. In 2005, 2006 and 2007,  our dollar denominated revenues represented 90.3%, 87.1%  and 82.9% of our total revenues respectively.

A significant portion of our expenses, comprising the cost of revenues and selling, marketing and general administrative expenses, are and will continue to be denominated and incurred in Indian rupees. In 2005, 2006 and 2007,  rupee costs represented 39.1%, 37.0% and 42% of these cost of revenues and selling, marketing and general administrative expenses. Therefore, changes in the exchange rate between the rupee and other currencies, especially with respect to the U.S. dollar, may have a material adverse effect on our revenues, other income, cost of services, operating costs and net income, which may in turn have a negative impact on our business, operating results and financial condition. On December 31, 2007, the exchange rate per U.S. dollar was Rs. 39.41 compared to Rs. 44.11 on December 31, 2006 and Rs. 44.95 on December 31, 2005. On June  23, 2008, the exchange rate per US$ was Rs. 42.97. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future.

We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing derivative instruments such as foreign exchange forward contracts, purchased options and net written options to cover a portion of outstanding accounts receivables. As of December 31, 2007, we had outstanding forward contracts in the amount of $165.2 million, JPY 481.6 million ($4.3 million) and Euro 4 million ($5.6 million), outstanding written options of Euro 5 million ($7 million), outstanding currency purchased options in the amount of $81.5 million and outstanding currency written options in the amount of $2.5 million. We have increased our foreign currency hedging activity given the recent volatility in the value of the Indian rupee against the U.S. dollar. However, we may not be able to purchase contracts to insulate ourselves adequately from foreign currency exchange risks. In addition, any such contracts may not perform effectively as a hedging mechanism. See “Item 11.Quantitative and Qualitative Disclosures about Market Risk – Exchange Rate Risk”.

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

Offshore outsourcing has become a politically sensitive topic in the United States and Europe due to its perceived association with the loss of jobs in such countries. Current or prospective clients may elect to perform services we offer or themselves may be discouraged from transferring these services to offshore providers to avoid any negative perception that may be associated with using an offshore provider. These trends could harm our ability to compete effectively with competitors that operate primarily out of facilities located in the United States. A variety of U.S. federal and state legislation has been proposed that, if enacted, could restrict or discourage U.S. companies from outsourcing their services to companies outside the United States. In addition, it is possible that legislation could be adopted that would restrict U.S. private sector companies that have federal or state government contracts from outsourcing their services to offshore service providers. Because most of our clients are located in the United States, any expansion of existing laws or the enactment of new legislation restricting offshore outsourcing by U.S. companies could adversely impact our ability to do business.

Our inability to complete fixed-price contracts within budget and at the required level of performance could reduce our revenues and profitability.

We derived 35.2% and 32.4% of our revenues from fixed-price contracts in 2006 and 2007. We bear the risk of cost overruns, completion delays and wage inflation in connection with all fixed-price projects, any of which may result in a decrease in our margins from work performed on fixed-price contracts. Our revenues from fixed-price contracts also include revenues from fixed-price SLAs, which are conditioned upon our meeting predetermined performance levels. Any failure to meet such performance levels could result in a reduction in our revenues. Any failure to accurately estimate the resources and time required for a project or any failure to complete our contractual obligations at the committed performance level could adversely affect our revenues and profitability.

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

We rely on a combination of copyright, trademark and design laws, confidentiality procedures and contractual provisions to protect our intellectual property, including our brand identity. However, the laws of India may not protect intellectual property rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights. Our competitors may independently develop proprietary methodologies similar to ours or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our services or proprietary information. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly and the outcome of any such litigation cannot be guaranteed. For more information regarding our intellectual property, see “Item 4.B. Information on the Company – Business Overview - Intellectual Property.”

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

Most of our employees are Indian nationals. The ability of our software professionals to work in the United States, Europe and in other countries depends on our ability to obtain necessary visas and work permits. As of December 31, 2007, a majority of our software professionals in the United States held H-1B visas, a temporary visa which allows the employee to remain in the United States while he or she remains an employee of the sponsoring firm, and L-1 visas, an intra company transfer visa allowing managers and executives or employees with specialized knowledge to stay in the United States only temporarily. An H-1B visa may be granted to certain categories of persons in several “specialty occupations” including software professionals such as our employees, so long as their compensation meets annually adjusted minimums. Those adjustments may force increases in the salaries we pay to our employees with H-1B visas, resulting in lower profit margins. Although there is currently no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that may be approved by the United States government in any fiscal year. Such annual limit is fixed at 65,000 and has already been reached for the year 2008 (October 1, 2007 to September 30, 2008). We believe that the demand for H-1B visas will continue to be high. Further, the United States government has increased the level of scrutiny in granting visas. This may lead to limits on the number of L-1 visas granted. The U.S. immigration laws also require us to comply with other legal requirements including those relating to displacement and secondary displacement of U.S. workers and recruiting and hiring of U.S. workers, as a condition to obtaining or maintaining work visas for our software professionals working in the United States.

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

Presently, we benefit from the tax holidays given by the Government of India for the export of IT services from specially designated software technology parks and special economic zones in India. As a result of these incentives, which include a 10 year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities, our operations have been subject to relatively low tax liabilities.

       In December 2006, we received a demand notice from the Indian Income Tax department of approximately Rs 630.17 million, including an interest demand of approximately Rs 186.85 million ($15.99 million including an interest demand of approximately $4.73 million) for the assessment year 2004-05. The tax demand was mainly on account of disallowance of deduction claimed by us under Section 10A of the Income Tax Act, 1961, or Income Tax Act, in respect of profits earned by our various eligible undertakings.  Section 10A of Income Tax Act exempts the profits earned by an undertaking for the export of computer software upon the fulfillment of certain conditions. One of the conditions is that the unit should not have been formed by the splitting up of an existing business. We expanded our software development business whereas the Indian Income Tax department contends that the business of the new units is comprised of business transferred from existing units by splitting them. In consultation with our tax advisers, we filed an appeal in January 2007 challenging the disallowance.

       One of the requirements under the Indian Income Tax Rules to proceed with an appeal is to deposit, either immediately or through monthly installments, a sum equivalent to 50% of the amount that is under appeal. As of February 2008, we have deposited a sum of Rs. 310.28 million ($7.73 million). Considering the facts and nature of disallowances and based on the advice given by our legal counsel, we believe that the disallowance is not tenable and we are confident of a favorable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary.

Subsequently, in February 2008 we received an order from the Commissioner of Income Tax (CIT) (Appeals) in favour of the Company by allowing the deduction claimed under Section 10A. We received the refund of the taxes paid after adjustment of the new demand for the assessment year 2002-03.

In December 2007, we received another demand, of Rs. 261.70 million including interest of approximately Rs 139.88 million ($6.64 million including an interest of approximately $3.54 million) for the assessment year (AY) 2002-03.  The new demand concerns the same issue of disallowance of tax benefits under Section 10A.  In our opinion, and based on advice received, the demand is not tenable against us and we already filed an appeal with the appellate authority.

Subsequently, in March 2008 we have received an order from the CIT (Appeals) in our favor allowing the deduction claimed under Section 10A for the assessment year (AY) 2002-03. The entire tax paid is refundable.

Further, provisions of the Income Tax Act of India are amended on an annual basis by enactment of the Finance Act. The Finance Act, 2008 has extended the scope of service tax to cover software developement. This change, if implemented in its current form, will not increase our operating expenses, since the same will be recovered from the customers.

In addition, we may also be subject to changes in taxation resulting from the actions of applicable income tax authorities in India or from Indian tax laws that may be enacted. For example, we may incur increased tax liability as a result of a determination by applicable income tax authorities that the transfer price applied to transactions involving our subsidiaries and us was not appropriate.

Any increases in our effective tax rate as a result of the expiration of tax benefits we currently enjoy, changes in applicable tax laws or the actions of applicable income tax or other regulatory authorities could materially reduce our profitability. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results – Taxes”.

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

As part of our strategy, we intend to acquire companies, in India or abroad, which have a synergistic fit with our operations.

Subject to compliance with certain Indian laws and regulations, including Indian exchange control laws and regulations, we are permitted:

•	to make overseas direct investments in a joint venture or wholly-owned subsidiary outside India of up to 400% of our net worth as of the date of our last audited balance sheet;

•

to make overseas direct investments, without limits on net worth, in any foreign security from the proceeds of an international offering of ADRs or Global Depository Receipts, or GDRs, or from the account balances held in our exchange earner’s foreign currency bank accounts; and

•

subject to certain conditions, to acquire shares of a foreign company engaged in a bona fide business activity in exchange for our ADRs or GDRs, provided that such an investment, taken together with all our overseas direct investments, does not exceed an amount equivalent to ten times our export earnings during the preceding financial year as reflected in our audited balance sheet.

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

The role of the Indian central and state governments in the Indian economy and their effect on producers, consumers and regulators has remained significant over the years. Since 1991, successive governments of India have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. The present Government of India, which was formed in May 2004, has announced policies and taken initiatives that continue to support the economic liberalization policies pursued by previous governments. We cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

Since 1996, the Government of India has changed several times. The current Indian government is a coalition of many parties, some of which are communist and other far left parties. The withdrawal of one or more of these parties or any dispute between groups of those parties could result in political instability. Any political instability could delay or otherwise adversely affect the reform of the Indian economy and could have a material adverse effect on the market for our equity shares and our ADSs and on the market for our services.

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

Laws, regulations and standards relating to accounting, corporate governance and public disclosure, new SEC regulations, NYSE rules, Securities and Exchange Board of India rules, and Indian stock exchanges listing regulations are subject to change and can create uncertainty for companies like ours. New or changed laws, regulations and standards could lack specificity or be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, continuing compliance with section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting requires the commitment of significant financial and managerial resources and our external auditors’ independent assessment of the internal controls over financial reporting.

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

Mr.  Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni, together with their families and entities controlled by them, and General Atlantic Mauritius Limited, or General Atlantic, own 14.64%, 14.38%, 14.82% and 16.48% of our outstanding equity shares, respectively.

Our Articles of Association confer certain rights on our controlling shareholders relating to our governance, including representation on our Board of Directors and an ability to adjourn a shareholder or Board of Directors meeting for lack of quorum if their representative is not present at the first such meeting. In addition, our Articles of Association can only be amended if members holding not less than 75% of our equity shares (and who are entitled to vote) cast votes in favor of such amendments and such votes include the favorable votes of each of the controlling shareholders, so long as the respective groups hold at least 10% of our equity shares and vote on such amendment. Pursuant to the terms of our Articles of Association, Mr. Narendra K. Patni is the permanent Chairman of our Board, with a casting vote in the event of a tie.

Pursuant to an employment agreement with our U.S. subsidiary, Patni Americas Inc., (formerly Patni Computer Systems, Inc.,) and a consultancy agreement between our U.S. subsidiary and us, Mr. Narendra K. Patni serves as our Chairman and Chief Executive Officer and as the Chief Executive Officer of our U.S. subsidiary. So long as our consultancy agreement is in effect, Mr. Narendra K. Patni will act as our Chairman and Chief Executive Officer and, pursuant to our Articles of Association, so long as he remains our Chief Executive Officer, he will have the right to appoint and remove all key senior personnel and senior management, following consultation with General Atlantic. The employment agreement with Mr. Narendra K. Patni has an initial term expiring on December 31, 2008, which can be extended at Mr. Patni’s option for an additional five year term. In addition, our Board of Directors has approved the extension of the consultancy agreement to December 31, 2010. However, the agreement with Mr. Narendra K. Patni can be terminated only upon payment of additional compensation.

We had entered into employment agreements with each of Mr. Gajendra K. Patni and Mr. Ashok K. Patni pursuant to which each served as executive director. Each of Mr. Gajendra K. Patni and Mr. Ashok K. Patni were reappointed as our executive directors for a further period of five years beginning from October 24, 2005 with the approval of our shareholders at the Annual General Meeting held on June 21, 2006. In 2007, Mr. Gajendra K. Patni and Mr. Ashok K. Patni ceased to be Executive Directors with effect on October 2, 2007, although they remain as directors of the Company in a non executive capacity.

Our Articles of Association required that each of Mr. Narendra K. Patni, Mr.Gajendra K. Patni and Mr.Ashok K. Patni not compete against us; however, these non-compete provisions expired in February 2005. None of Mr. Narendra K. Patni, Mr.Gajendra K. Patni or Mr.Ashok K. Patni has entered into a standard non-solicitation and non-compete agreement that all of our other employees are required to sign as a condition of employment.. In addition, Mr. Gajendra K. Patni and Mr. Ashok K. Patni, together with their family members, have management control of certain companies, which include PCS Technology Limited, PCS International Limited, PCS Cullinet Private Limited, PCS Finance Private Limited and Ashoka Computer Systems Private Limited. We have not entered into any non-solicitation or non-compete agreements with any of these companies. While these companies currently are not competing with us to a material extent, we cannot assure you that in the future they may not compete with us, may not solicit our employees or otherwise have interests that may not conflict with ours.

Each of the four controlling shareholders has the right to appoint one director to our Board of Directors so long as such controlling shareholder holds 5% or more of our equity shares. In addition, Mr Arun Duggal and Mr Louis T. van den Boog,  two of our directors, formerly served as special advisors to General Atlantic.

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

Under the Indian Companies Act, 1956, or Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new shares, unless such preemptive rights have been waived by holders of three-fourths of the shares voting on the resolution to waive such rights. A holder of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. We cannot assure you that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of such securities. To the extent that a holder of ADS is unable to exercise preemptive rights granted in respect of the equity shares represented by the ADSs, his proportional interest in us would be reduced.

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

The original activities of the Company were computer time rental, the resale of imported computer hardware, and software exports. In 1981, we promoted PCS Data Products (Private) Limited, or PCSDP, for the sale and marketing of computer equipment and hardware maintenance. In 1987, we formed PCS Data General India, or PCSDG, a joint venture with The Data General Corporation, USA, for the manufacture and maintenance of computer hardware. In 1994, the name of PCSDP was changed to PCS Industries Limited, or PCSIL, and PCSDG was merged into PCSIL. Since 1994, we have been entirely focused on software exports. In 1999, the shares of PCSIL held by us and other non-operating assets were de-merged into other group companies and our Company emerged as a focused IT services company.

Our corporate headquarters are located at Akruti Softech Park, MIDC Cross Road No. 21, Andheri East, Mumbai 400 093, India, and our North American headquarters are located at One Broadway Cambridge, MA 02142. General Atlantic made a significant investment in our company in 2002. To enhance our domain expertise in financial services and communications, media and entertainment, we made selective acquisitions such as Patni Telecom (formerly  Cymbal), which we acquired in November 2004. We completed our initial public offering of equity shares in India in February 2004 and our initial offering of ADSs listed on the New York Stock Exchange in December 2005. In 2007 we acquired Logan Orviss International a European based telcommuniation consulting company and Patni Lifesciences (formerly Taratec Development Corporation) a US based lifesciences consulting company to widen our telecommunications and lifesciences expertise respectively. In addition we acquired from one of our major customers  the world wide rights for a software propriety intellectual property right that enables communication service providers to offer customer management, retail point-of- sales and billing services for variety of product and services.

In February 2008, the Board of Directors approved the proposal to buy back fully paid equity shares to the extent of  up to 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 2,370 million ($ 60.1 million)  in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions  of the Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 1998 (“Buy Back Regulations”), for which necessary public announcements have been made in April 2008. The Company plans to announce the date  of buyback at a future date.

Our capital expenditures for 2005, 2006 and 2007 were $55.4 million, $53.4 million and $59.8 million respectively. These capital expenditures were primarily to finance the expansion of our existing facilities  as well as the construction / purchase of new facilities in India. We anticipate capital expenditures of between approximately $80 million to $120 million in 2008, principally to finance the construction of our new facilities in Noida, Pune Hinjewadi, Airoli - Navi Mumbai  Gandhinagar and other facilities and physical infrastructure in India. We are obliged under a number of contracts relating to capital expenditure. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated approximately $33.4 million at December 31, 2007. We currently intend to finance our planned capital expenditure entirely from the proceeds of our ADS offering and funds generated from operations.

4.B. Business overview

We are a leading Indian provider of information technology services. We deliver a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India, which we call our global delivery model. We offer our services to customers through industry-focused practices, including insurance, manufacturing, financial services and communications, media and entertainment, and through technology-focused practices. Within these practices, our service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

We have in-depth knowledge in our industry and technology practices. Insurance, manufacturing, communications, media and entertainment and financial services accounted for 23.2%, 21.7%, 18.9% and 15.3% of our revenues in, 2006 and 23.6%, 23.8%, 13.4% and 14.1% in 2007, respectively. We also have knowledge, experience and a growing presence in other industries including retail, energy and utilities, logistics and transportation and life sciences. Our technology practices offer research, design and development services for product engineering. Through our dedicated sales and management teams in each of our industry and technology practices, we believe we are able to provide better client service, effectively cross-sell services to our existing clients and develop new client relationships.

We have a track record of successfully developing and managing large, long-term client relationships with some of the world’s largest and best known companies. Our customer base has increased significantly from 115 clients as of December 31, 2003 to 318 clients as of December 31, 2007. Several of our key executives are located in our client geographies to better develop and maintain client relationships at senior levels. Repeat business accounted for  91.7% of our revenues in 2005, 91.5% in 2006 and  92.4% in 2007.

Our revenues grew from $251.0 million in 2003 to $662.9 million in 2007, representing a CAGR of 21.4%. Our net income grew from $36.5 million in 2003 to $113.9 million in 2007, representing a CAGR of 25.5%. Our total number of employees was 7,096 as of December 31, 2003 and 14,945 as of December 31, 2007. We are investing in new high-tech facilities, which we refer to as “knowledge parks”, designed for expanding our operations and training our employees. As of December 31, 2007,  we had 223 sales and marketing personnel supported by dedicated industry specialists in 23 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

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

Global IT Industry Overview

Enterprise adaption of technology applications continues to grow with an increasing emphasis on standardization, process efficiency and automation. Today, the electronic medium has become indispensable to most forms of business communication and for integrating the expanding global supply chain.

The year 2007 was a test of pliability for the Indian IT industry. The sector successfully countered the fresh wave of a slowing economy and financial crisis in the U.S. and steep appreciation of the Indian rupee against the U.S. dollar in addition to the supple side constraints and maintained double digit revenue growth.

The strength in the overall performance of the IT industry, despite concerns of a cutback in technology budgets in the U.S., was also supported by gradual shifts in regional spending patterns. While growth in U.S. technology spending in 2007 was similar to that observed in 2006, the relatively faster growth in Europe, Middle East, Africa (EMEA) and Asia-Pacific (APAC) ensured a healthy growth of the worldwide aggregate, despite the decline in the share of America.

The global outsourcing market continued to become more broad based in 2007. India continues to remain the nerve-centre for major global outsourcing strategy, exhibiting sustained global growth for indigenous players.

 IT spending experiences gradual geographical shift

Apart from the core drivers, there are a number of environmental factors, namely, economic growth, technology related spending and propensity to outsource IT & business processes, that influence impetus of global sourcing. Global IT spending on technology goods, services, and staff is estimated to be $2.4 trillion in 2008, up 8% from $2.2 trillion in 2007. The growth rates for regional IT spending, the U.S. and Western Europe clearly are on a low-growth track, with annual growth rates for 2007 to 2008 in the 4% to 6% range. In contrast, EMEA and APAC markets are on a high-growth track, with annual growth rates above 12% in 2007 and 2008. Latin America and Canada shows moderate growth of 6% to 8% in 2006, 2007, and 2008.( Source: February 11, 2008 Global IT 2008 Market Outlook by Andrew Bartel for Vendor Strategy Professionals ).Though the short term U.S. outlook seems muted, global technology spending forecasts remain relatively on track, as supported by momentum in EMEA and APAC regions.

IT outsourcing as a means to optimize costs

The global outsourcing industry is fundamentally driven by three factors: access to newer talent pools, reduction in costs and business improvements. The future outlook for these factors favor strong growth for global outsourcing. Cost pressures are likely to continue unabated on businesses as customers continue to demand more for less in an ever increasing competitive environment. Developed countries like the U.S., UK, France and Japan are facing skilled workforce shortage, in contrast to the developing nations like India, Philippines, Brazil and Mexico.This imbalance in the available pool of talent is likely to continue driving the global outsourcing demand. Buyers utilize global out sourcing effectively to achieve other business improvements such as improved quality, productivity, customer satisfaction and profitability. Global outsourcing has become an effective tool for global companies to expand their businesses with optimized cost.

With significant potential still untapped, it is expected that the global outsourcing phenomenon will continue to expand in scope, scale and geographic coverage. As global delivery matures, multi-location strategies will become the norm and most sourcing destinations, including emerging locations, will grow in size. Building on its existing strengths, India will remain the leading destination and will continue to play an important role in most global outsourcing strategies. The Indian technology and related services sector is expected to reach $ 64 billion in fiscal year 2008 (Source: NASSCOM Strategic Review 2008).

Indian IT Industry Outlook

Strong fundamentals of a large talent pool, sustained cost competitiveness and an enabling business environment have helped establish India as the preferred outsourcing destination. Superior delivery model has ensured India remains the distinct leader in the global sourcing arena.

The industry’s vertical market exposure is well diversified across several mature and emerging sectors. Banking, Financial Services and Insurance (BFSI) remains the largest vertical market for Indian IT exports, followed by high technology and telecom. These sectors together accounted for nearly 60% of the Indian Information technology – business process outsourcing exports in 2007, with manufacturing and retail sectors contributing to 23% to the aggregate. Other key segments include media, healthcare, airlines, transportation and utilities.

(Source: NASSCOM Strategic Review 2008)

Technology adoption in the domestic market also reported steady gains in 2007. This segment is expected to exceed $23 billion in fiscal year 2008, reporting healthy growth across all key segments. Domestic IT services spending is estimated to grow at about 43% in fiscal year 2008. Software services and business process outsourcing spending growth in the domestic market is being supported by increasing adoption, and is expected to grow by over 42% and 45%, respectively.

 There are several key factors favoring the growth of the Indian IT industry:

•

Importance on delivery quality and security: The Indian IT sector has built an excellent reputation for its high standards of service quality and information security which has been acknowledged globally. The development centers at several of the Indian IT services providers have been assessed at SEI-CMM Level 5;

•

Sustained cost competitiveness: India continues to deliver a significant cost advantage, driven by a wide differential in wages and other lower factor costs, and enhanced through productivity gains; and

•

Growing talent pool: India’s young demographic profile complemented by a vast and growing academic system continues to add to its pool of educated talent. There is no other country that offers a similar mix and scale of human resources.

Our Delivery Model

We address our clients’ needs with our global delivery model, through which we allocate resources in a cost-efficient manner using a combination of onsite client locations in North America, Europe and Asia and offshore locations in India. We believe an integral part of our delivery is our industry knowledge, which we refer to as our domain expertise.

We refer to our own industry experts, business analysts and solutions architects who are located primarily onsite with the client as our “domain wedge”. These experts are supported by additional personnel who provide technical services onsite on a temporary basis, and by our trained professionals located normally at one or more of our nine offshore centers in India. Typically, at the initial stage of a project, we provide services through our onsite industry and technology experts and our transient onsite delivery personnel. By applying our domain wedge approach, we deliver solutions that can be structured to scale to suit our clients’ needs. In certain cases we provide dedicated offshore development centers, set up for a particular client. Through these offshore development centers we integrate our clients’ processes and methodologies and believe we are better positioned to provide comprehensive and long-term support. We maximize the cost efficiency of our service offerings by increasing the offshore portion of the work as the client relationship matures. To complement our domain wedge, we have aligned a majority of our sales and marketing teams to focus on specific industry sectors.

Our Competitive Strengths

We believe our competitive strengths enable us to deliver high-quality, efficient and scalable services. These strengths include:

Focused Industry Expertise

We concentrate on industries where we believe we can generate sustained revenue growth, such as insurance, manufacturing, financial services and communications, media and entertainment. Through our extensive experience in these industries, we provide solutions that respond to technological challenges faced by our clients. For example, to enhance our domain expertise in life sciences, we acquired Taratec during the year. We also focus on technology practices, specifically in product engineering services.

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

Highly-skilled Professionals

We have a highly qualified management team with a broad range of experience in the IT industry. Our Chief Executive Officer is an entrepreneur and engineer who has been in the IT industry for over 30 years and has led us from our inception in 1978. Most of our senior management team has worked as a team for over 20 years. We use our competitive recruitment program to select the best talent from India’s premier engineering institutions.

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

Pursue Strategic Acquisitions

We seek to pursue selective strategic acquisitions to augment our capabilities and to address gaps in industry expertise, technical expertise, service lines and geographic coverage. We will continue to consider and seek acquisition opportunities such as Logan Orvis and Taratec, which considerably widen our telecommunications and life sciences expertise respectively. Logan Orviss has enhanced our strategic consulting domain and Taratec has given us opportunity in the pharmaceutical sector.

Industry Practices, Technology Practices and Service Lines

We offer our services to customers through industry practices in insurance, manufacturing, financial services and communications, media and entertainment, as well as in other industries. We also have technology practices that offer services in product engineering and for  Independent Software Vendors, or ISVs. Our industry practices and technology practices are complemented by our service lines, which we develop in response to client requirements and technology life cycles. Our service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering, business process outsourcing and quality assurance services.

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

Manufacturing

Our manufacturing practice offers IT and business process outsourcing services that support the purchase, sales, production, engineering, finance, human resources and legal functions of a manufacturing company. Within the manufacturing industry, the sectors we service include consumer goods and durables, electronics, engineering, food and beverages, personal care products, paper, rubber products, life sciences and pharmaceuticals. To businesses in these sectors, we provide IT services in the following areas;

•	supply chain management;

•	demand chain management;

•	manufacturing applications and core manufacturing systems (including package implementation);

•	data warehousing; and

•	business intelligence.

A significant portion of the services we provide to our customers in our manufacturing practice include implementation, customization and support of ERP platforms used by our customers

Financial Services

Our financial services business unit focuses on customers in the banking, diversified financial services and securities business segments. We provide consulting and software services including BPO (business process outsourcing) for consumer and corporate banking, treasury and risk management, mutual funds, investment management and securities. Our services to these business areas include:

•	architecture design;

•	application integration and development;

•	information security assessments;

•	legacy system maintenance;

•	business intelligence;

•	customer relationship management;

•	mutual funds and benefits administration;

•	portfolio accounting and reporting;

•	stock exchange and brokerage house solutions; and

•	business process outsourcing.

Communications, Media and Entertainment

Our telecommunications practice provides domain expertise in a wide spectrum of IT operations and business support systems used by telecommunications service providers across various segments including mobile, wireline, cable, broadband and media. We have expertise particularly in the newer business models that are emerging in these markets such as mobile virtual network operations or integrated voice/data/entertainment content services over broadband and 3G networks. Our telecommunications experts provide solutions that combine a wide variety of services including:

•	IT strategy;

•	system consulting and design;

•	application development;

•	implementation and maintenance;

•	quality assurance;

•	new product development and launch;

•	infrastructure management services;

•	business process outsourcing; and

•	IT outsourcing

The services we provide within the media and entertainment industry and television broadcasting include broadcast station management and automation applications, and traffic and billing systems. Our services for publishing companies cover content layout software and search systems. Our services for online gaming and casinos primarily involve accounts management.

In 2007, we renamed our telecommunications practice as communications, media and entertainment.

Other Industries

In addition, we offer services to clients in the following industries:

Retail

Our experience in the retail practice includes development, support and testing of applications for specialty and hi- tech retailers and grocery chains. We also offer services such as PCI compliance, development of multi-channel retail solutions and solutions around point of sale systems.

Energy & Utilities

Our experience in the energy and utilities industry includes development, integration and testing of customer billing, meter process automation and smart meter programs for electric and water  utility customers. In addition, we also offer geographic information systems and related services.

Logistics & Transportation

We provide services to road, air and rail  transportation companies covering operational applications such as fleet management, revenue accounting,  reservations and flight operations. Apart from these, we also provide solutions to the logistic companies in areas such as warehouse management applications, supply chain and route optimization.

Technology Practices

Product Engineering

Our product engineering services practice provides services for product engineering, product life cycle support and research and development outsourcing space, with a specialized team of over 2600 engineers focused to service a variety of technology sectors ,such as medical electronics and life sciences, storage networks and computing, industrial automation, automotive, consumer electronics, mobile, wireless and telecom, enterprise platform software (ISV) and semiconductors.

Our product engineering practice services all the segments from application software, embedded hardware, embedded software engineering to computer aided engineering (Electro-mechanical) areas. Our product engineering services assist several fortune 500 product companies to bring new product quickly to the market by providing high quality, robust, domain backed complex software/hardware development services from offshore/nearshore.

Our services cover the following areas:

•     Software

•            Shrink wrapped and platform vendors

•            System software

•            Application framework vendors

•            ASP,  Vertical ISV

•     Electronics

•            Embedded software

•            Hardware design

•            Very large scale integration (VLSI) / Field programmable gate arrays (FPGA) design

•            Packaging (Computer Aided Design  / Computer Aided Manaufacturing)

•     Mechanical/Electro-Mechanical

•            Product life cycle management / Product data management

•            Computer aided engineering/ Computer aided design / Computer aided manufacturing

From January 1, 2007, we combined our ISV and product engineering technology practices into a single segment.

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

We undertake detailed periodic reviews to identify existing and prospective clients that we believe can develop into large, strategic clients. We intend to focus on adding more strategic accounts, which we define as those who provide $5.0 million or more in annual revenues or those with whom we believe we have the potential to achieve such annual revenue amounts over a 24 to 30 month period. For each strategic client, a senior executive is identified and charged with managing the overall client relationship and leading periodic reviews with the client.

We have 23 sales offices across North America, Europe, Japan and rest of  the Asia-Pacific region as of December 31, 2007, and 223 sales and marketing personnel who are supported by dedicated industry specialists. We set targets for our sales personnel at the beginning of each year, which are subject to periodic reviews. In addition to a base salary, our compensation package for sales personnel includes an incentive-based compensation plan driven by achievement of the prescribed sales targets.

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

Clients

We market our services to clients located in the United States, Europe, India, Japan, the rest of the Asia-Pacific region (excluding Japan and India) and the rest of the world. A significant proportion of our revenues is derived from clients located in the United States, as illustrated in the table below:

	Fiscal year ended December 31,
	2005	2006	2007
United States	84.8%	80.8%	77.9%
Europe	9.1%	11.6%	14.7%
India	0.3%	0.4%	0.8%
Japan	4.3%	3.8%	3.0%
Asia-Pacific (excluding Japan and India)	0.4%	1.9%	1.9%
Rest of the World	1.1%	1.5%	1.7%
Total	100.0%	100.0%	100.0%

Further, a significant proportion of our revenues has been derived historically from the insurance, manufacturing and financial services industries, as illustrated in the table below. We also derive a small proportion of our revenues from clients in other industries, which include retail, energy and utilities, logistics and transportation and from our technology practices, product engineering.

	Fiscal year ended December 31,
	2005	2006	2007
Insurance	27.7%	23.2%	23.6%
Manufacturing	21.9%	21.7%	23.8%
Financial Services	16.0%	15.3%	14.1%
Communications, Media and Entertaiment(2)	15.3%	18.9%	13.4%
Product Engineering(1)	12.5%	14.2%	16.7%
Others	6.6%	6.7%	8.4%
Total	100.0%	100.0%	100.0%

(1)  In January 2007, we combined our ISV and Product Engineering technology practices. Data for previous periods have been reclassified to conform to current period presentation.

(2)  In 2007, we renamed our telecomunications practice as communications, media and entertainment.

A significant proportion of our revenues is derived from a small number of clients, as illustrated in the table below, although we believe we have successfully diversified our client base over the past three years:

	Fiscal year ended December 31,
	2005	2006	2007
General Electric	22.1%	14.6%	11.8%
State Farm Insurance	11.5%	9.6%	9.1%
Top 5 Clients	46.8%	37.1%	34.8%
Top 10 Clients	59.3%	53.1%	47.6%

The following table illustrates a breakdown of our largest clients by revenue categories on a cumulative basis:

	Fiscal year ended December 31,
	2005	2006	2007
No. of $1 million + clients	61	74	84
No. of $5 million + clients	19	26	31
No. of $10 million + clients	9	13	14
No. of $25 million + clients	2	3	5
No. of $50 million + clients	2	2	2

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

General Electric became a shareholder in 2000, and its shareholding has declined from 9.99% as of December 31, 2000 to 1.9% as of March 31, 2007 to nil as of December 31, 2007.

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

Most of our MSAs, including the MSAs with our two largest customers, can be terminated with or without cause, with 0 to 90 days notice and without termination-related penalties. The MSAs typically contain terms that:

•	require us to provide various representations and warranties, including those relating to the services we perform;

•	require us to maintain confidentiality relating to the client and the contract, including compliance with various laws relating to privacy and data protection;

•	require us to protect the intellectual property of our clients;

•

require us to comply with certain security obligations, including maintaining network security and back-up data, ensuring our network is virus free and verifying the integrity of employees whowork with our clients by conducting background checks;

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

Competition

The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition or competitive pressure from:

•	Indian IT services companies, such as, Tata Consultancy Services Limited, Infosys Technologies Limited, Wipro Limited, Satyam Computer Services Limited, and HCL Technologies Limited;

•	international IT services companies, such as Accenture, Cognizant Technology Solutions, Computer Sciences Corporation, Sapient Corporation and Electronic Data Systems;

•	divisions of large multinational technology firms such as IBM, and Hewlett-Packard Company, or Hewlett-Packard;

•	in-house IT departments of large corporations;

•

other international, national, regional and local firms from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms;

•	offshore service providers in other countries with low wage costs such as China and the Philippines, and countries in Eastern Europe and Latin America; and

•	involvement of third party intermediaries who negotiate IT services and outsourcing contracts on behalf of their clients.

A number of our international competitors are setting up operations in India. Further, a number of our international competitors with existing operations in India are ramping up their presence as offshore operations in India have become an important element of their delivery strategy. This has resulted in increased employee attrition among Indian vendors and increased wage pressure to retain software professionals. We believe that price alone is not a sustainable competitive advantage in an environment where IT solutions are becoming increasingly critical to clients’ core corporate strategy. We have therefore built our competitive position on our ability to leverage our industry specific knowledge and experience in a broad range of IT services, to manage and maintain large client relationships, to continually monitor and improve our delivery excellence and to attract and retain highly-skilled software professionals.

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

Human Resources

We employed 11,802, 12,804 and 14,945 employees as of December 31, 2005, 2006 and 2007, respectively.  As of December 31, 2007, we had 11,624 software professionals, of these software professionals, 2,673 employees were categorized as onsite and 8,951 as offshore. The geographic breakdown for our employees as of December 31, 2007 is as follows:

Location	Number of Employees
India	12,011
North America	2,332
Rest of World	602

We believe that our ability to maintain and continue our growth depends to a large extent on our strength in attracting, training, motivating and retaining our employees. We operate in nine major cities in India, which enables us to recruit technology professionals from different parts of the country. The key elements of our human resource management strategy include recruitment, training and development, compensation and retention.

Recruitment

We have developed processes to evaluate and recruit large numbers of talented employees. Our hiring is driven by an annual budgeting process, which is monitored and adjusted on a monthly basis based on business visibility. We recruit talent from premier universities, colleges and institutes in India, including the Indian Institutes of Technology, known as IITs, regional engineering colleges, or RECs, and Indian Institutes of Management, or IIMs. For our offshore facilities located in India, our campus recruiting team visited over 158 campuses in 2007. Our rigorous selection process involves a series of activities including case interviews and technical and psychometric tests. We have a similarly competitive recruitment program for our lateral hires. All new hires are inducted into our organization through a structured program, which involves extensive training as well as mentoring.

Our software employees are highly-skilled and have diverse educational backgrounds. As of December 31, 2007, graduate engineers comprised 67.04%, post graduate engineers comprised 5.84%, employees with master’s degrees in computer applications or computer management comprised 13.49% and employees with a masters in business administration and equivalent qualifications comprised 4.15% of our software professionals. Other degrees comprised 9.49% of our software professionals. We believe that we have a balanced mix of experience with approximately 44.60%, 27.66% and 27.74% of our software professionals with work experience of under 3 years, 3 to 6 years and over 6 years, respectively, as of December 31, 2007.

Training and Development

We are committed to investing in training programs to continually enhance the capabilities of our employees. We have a transparent evaluation system for tracking performance and identifying potential that results in individual development plans that help build capabilities and recognize preferences of our employees. We offer our employees multiple avenues and choices for personal and professional growth, including several distinct career paths. In addition, our innovative program, “Leadership Excellence at Patni”, communicates leadership attributes and helps us to identify and develop future leaders necessary for our growth. Our training plans are personalized and address both technical and soft-skill requirements. For each software professional, we plan a minimum of 10 working days of training per year. As of December 31, 2007, we had 19 dedicated full time faculty members in our training division. Our focus on using eLearning to create Self-Learning Modules (SLM) helped us increase our training delivery by 37% without any corresponding increase in the staffing. During the year, we moved into our new campus at Airoli at Navi Mumbai. The training infrastructure at Airoli consists of 10 fully equipped class rooms that are enabled to deliver the programs not only in the traditional face-to-face Instructor Led Training (ILT) mode but also Virtual Classroom mode. In addition, the center has two classrooms that are designed for the delivery of behavioural training programs. The total training capacity allows us to train around 650 employees concurrently.

We won the prestigious Golden Peacock National Training Award during 2007.

Compensation

Considering the demand-supply gap in the talent/resource pool, it is critical to know and align all aspects of compensation to market. We have a developed robust model to map our compensation to market benchmarks to systematically arrive at a competitive pay and benefit structure.  We provide to our software professionals salaries and benefits which we believe are competitive in the industry. We adjust our compensation packages annually based on industry salary correction, compensation benchmarks and individual performance and have  made compensation more attractive by introducing special project incentives / skill / performance based incentives in addition to the regular salaries. Senior employees are offered variable compensation depending upon attainment of pre-defined quarterly objectives. We also grant stock options to our employees to nurture the spirit of ownership and commitment towards the company. For more information on the terms of the stock option plan, see item “Item 6.E. Director, Senior Management and Employees – Share Ownership – Employee Stock Option Plan.”

Retention

It is imperative to retain talent and critical resources to stay competitive in our business. The current average attrition rate in the IT sector in India is very high. We endeavor to provide a challenging and entrepreneurial work environment and  multiple growth opportunities coupled with career grooming learning and development programmes covering both technical and managerial aspects.  Some of the significant initiatives taken by company on this direction in order to attract and retain the talent are “Leadership excellence at Patni”, E-Care, introduction of skill related bonuses, identification of “Fast Track Employees” for future leadership roles, transparent communication while hiring, top down communication meetings with the senior management, constant realignment of human resources practices and policies to make it more employee friendly and market driven.

None of our employees are represented by a union. We believe we have positive relations with our employees.

Seasonality

Our IT services business is not affected by seasonality.

Government Regulation

Regulation of our business by the Indian government affects our business in several ways. Currently, we benefit from tax holidays given by the Government of India for the export of IT services from specially designated software technology parks, or STPIs, and special economic zones, or SEZs, in India. These tax incentives currently include a 10-year holiday from the payment of Indian corporate income tax for the operations of most of our Indian facilities. As a result of this tax incentive, a substantial portion of our pre-tax income has not been subject to significant tax in recent years.

In December 2006, we received a demand notice from the Indian Income Tax department of approximately Rs 630.17 million, including an interest demand of approximately Rs 186.85 million ($15.99 million including an interest demand of approximately $4.73 million) for the assessment year 2004-05. The tax demand was mainly on account of disallowance of deduction claimed by us under Section 10A of the Income Tax Act, in respect of profits earned by our various eligible undertakings.  Section 10A of Income Tax Act exempts the profits earned by an undertaking for the export of computer software upon the fulfillment of certain conditions. One of the conditions is that the unit should not have been formed by the splitting up of an existing business. We only expanded our software development business whereas the Indian Income Tax department contends that the business of the new units is comprised of business transferred from existing units by splitting them. In consultation with our tax advisers, we filed an appeal in January 2007 challenging the disallowance.

One of the requirements under the Indian Income Tax Rules to proceed with an appeal is to deposit, either immediately or through monthly installments, a sum equivalent to 50% of the amount that is under appeal. As of  February 2008, we have deposited a sum of Rs 310.28 million ($7.73 million). Considering the facts and nature of disallowances and based on the advice given by our legal counsel, we believe that the disallowance is not tenable and we are confident of a favorable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary.

Subsequently, in February 2008 we received an order from the Commissioner of Income Tax (CIT) (Appeals) in favour of the Company by allowing the deduction claimed under Section 10A. We received the refund of the taxes paid after adjustment of the new demand for the assessment year 2002-03.

In December 2007, we received another demand, of Rs. 261.70 million  inclusive an interest demand of approximately Rs 139.88 million ($6.64 million including an interest demand of approximately $3.54 million)  for the assessment year (AY) 2002-03.  The new demand concerns the same issue of disallowance of tax benefits under Section 10A.  In our opinion, and based on advice received, the demand is not tenable against us and we have already filed an appeal with the appellate authority.

Subsequently, in March 2008 we received a order from the CIT (Appeals) in favor of us allowing the deduction claimed under Section 10A for the assessment year 2002-03. The entire tax paid is refundable.

The aggregate benefit of these tax holidays and deductions with respect to our net income was $19.0 million, $25.3 million and $28.9 million for  2005, 2006 and 2007 respectively. Our current tax holidays for STPI units expire in stages by 2009 and our partial taxable income deduction for profits derived from exported IT services expired in March 2005. The tax benefits available for some of our facilities have expired and certain others will expire upon completion of 10 years, however the tax holiday for the export of IT service will expire on March 31, 2009. Consequently, we expect our effective tax rate to increase.

On May 10, 2008, the Finance Minister of India announced that the Government of India has extended the availability of the 10-year tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year 2010 or 10 years after the commencement of a Company’s undertaking.

We are also subject to other government regulations, including those relating to acquisition of foreign securities, raising capital outside India and conversion of our equity shares into ADSs.

Please see “Item 10. Additional Information”, as well as “Item 3. D. Key Information—Risk Factors” for additional information on the effects of governmental regulation of our business.

Intellectual Property

We rely on a combination of copyright, trademark and design laws, confidentiality procedures and contractual provisions to protect our intellectual property, including our brand identity. We currently do not have any patents. We have registered our trademark and servicemark “Patni” in the U.S., U.K., Germany, Sweden, Japan, Singapore, Korea, Australia,  Canada, the Netherlands and in Class 9 ,16 and 42 in India and have applied to register our trademark and/or service mark in China . However, we cannot guarantee that our applications will be successful or that our efforts to protect our intellectual property will be adequate.

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

4.C. Organizational structure

We have the following direct and indirect subsidiaries as of December 31, 2007, all of which are wholly-owned:

Name	Country of Incorporation
Patni Americas, Inc (formerly Patni Computer Systems Inc)	USA
Patni Computer Systems (UK) Limited	UK
Patni Computer Systems GmbH	Germany
Patni Telecom Solutions Inc. (1)	USA
Patni Telecom Solutions Private Limited (2)	India
Patni Telecom Solutions (UK) Limited (2)	UK
Patni Life Sciences.Inc (1)	USA
Patni Computer Systems Brasil Ltda	Brazil
Patni Computer Systems (Czech) s.r.o (3)	Czech Republic

(1)	Owned through Patni Americas Inc (formerly Patni Computer Systems, Inc).
(2)	Wholly-owned subsidiary of Patni Telecom Solutions Inc.
(3)	Wholly owned subsidiary of Patni Computer Systems (UK) Limited, incorporated on March 3, 2008.

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

We have state-of-the-art facilities in nine locations in India where our technical staff is located and which serve as our primary delivery centers. We also have imaging centers and distribution centers in the United States and in the United Kingdom for handling the digital processing of documents.

Our locations in India are as follows (as at December 31, 2007):

No.	Property	Square Feet	Industry/Technology Practices Covered/Services Provided
1.	Mumbai
	Owned	130,474
	Leased	53,174
	Total Mumbai	183,648	Manufacturing, Financial Services, ISV, Other, Product
			Engineering Services
2.	Pune
	Owned	75,477
	Leased	232,473
	Total Pune	307,950	Insurance, Manufacturing, Communications, media and
			entertainment, ISV,
			Other, Enterprise Application Systems, Enterprise Systems Development
3.	Gandhi Nagar
	Owned	37,014	Insurance, ISV, Other
4.	Chennai
	Owned	148,000	Financial Services, Manufacturing
5.	Noida
	Leased	143,000	Financial Services, BPO
6.	Hyderabad
	Owned	8,497
	Leased	106,988
	Total Hyderabad	115,485	Communications, media and entertainment
7.	Bangalore
	Leased	114,330	Manufacturing, Product Engineering Services
8.	Thane
	Owned	91,159
	Leased	176,252
	Total Thane	267,411	Insurance, Manufacturing, Financial Services, Enterprise
			Application Systems
9.	Airoli
	Owned	462,845	Enterprise Application Systems, Product Engineering Services, Financial Services, Others

	Total	1,779,683

We currently have capacity for approximately 17,500 professionals at these facilities. As of December 31, 2007, we used approximately 70 % of our existing office space in our operations.

Most of our global branch offices located outside of India are used for sales and marketing.

We have 23 sales and marketing offices located in the following locations:

In keeping with our plans for expansion, we have constructed  new facilities in India, including in particular two knowledge parks in Navi Mumbai and Chennai. We anticipate that expenditures for our expansion plans will total approximately $80 million to $120 million in 2008. We intend these knowledge parks to have state-of-the-art resources with extensive workspace and training facilities and a modular design for ease of segregation of dedicated projects. These campuses will have secure, redundant infrastructure with the ability to provide scale and service to clients from one location. The Navi Mumbai and Chennai facilities are expected to accommodate up to 14,000 and 10,000 people, respectively, when completed. We estimate that we may spend an aggregate of approximately $140 million to complete these two projects. Phase I of the Navi Mumbai facility, having a capacity of 5000 seats, is complete and occupied. Phase I of the Chennai facility, having a capacity of 1,200 seats, is complete and partially occupied. As of December 31, 2007, we had spent approximately $133.7 million on the knowledge parks.

In continuation of our policy to have our own campus operations, land has been acquired at Pune, Hyderabad, Kolkata and Noida in addition to our campuses in Mumbai and Chennai. These facilities when fully constructed, will have a sitting capacity for approximately 28,000 professionals.

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

None

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

Overview

We are a leading Indian provider of information technology services. We deliver a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India, which we call our global delivery model. We offer our services to customers through industry-focused practices, including insurance, manufacturing, communications, media and entertainment and financial services, and through technology-focused practices. Within these practices, our service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

Our revenues grew from $251.0 million in 2003 to $662.9 million in 2007, representing a CAGR of 21.4%. Our net income grew from $36.5 million in 2003 to $113.9 million in 2007, representing a CAGR of 25.5%. Our total number of employees was 7,096 as of December 31, 2003 and 14,945 as of December 31, 2007. We are investing in new high-tech facilities, which we refer to as “knowledge parks,” designed for expanding our operations and training our employees. As of December 31, 2007, we had 223 sales and marketing personnel supported by dedicated industry specialists in 23 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

Our industry segments comprise of  financial services, insurance services, manufacturing companies, communications, media and entertainment, technology services and others such as energy and utilities, retail,and logistics and transportation. We evaluate segment performance and allocate resources based on revenue growth. We categorize revenue in relation to segments based on items that are individually identifiable with that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably. Fixed assets used in our business or liabilities contracted have not been identified with any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

Our management evaluates our results of operations by examining financial and operating data in a variety of categories, including our industry and technology practices, onsite and offshore revenues, type of contract, type of customer and geographic region. We manage and market our business according to our industry and technology practices.

We have also developed technology practices that offers research, design and development services for product engineering and to ISVs. Our service lines support both our industry and technology practices. We do not, however, treat our service lines as separate components of our business for financial reporting purposes.

5.A. Operating results

Revenues

We discuss below the components of our IT service revenues by onsite and offshore revenues, industry and technology practice, contract type, customer type and customer geography.

Onsite and Offshore Revenues

We derive revenues from the provision of services offshore and onsite. Offshore revenues consist of revenues from IT services work conducted in India. Onsite revenues consist of revenues from IT services work conducted at clients’ premises outside India or from our limited number of premises outside India. Although a substantial portion of our software personnel are located at our offshore locations, our customers generally pay higher charges for onsite work, which is consistent with our industry practice. As a result, the margins with respect to our onsite revenues are proportionally higher than our offshore revenues.

We have not experienced significant changes in our prices since 2002, whether onsite or offshore, principally due to increased competition for IT outsourcing services. Some of our larger customers receive reduced pricing through volume discounts. In order to provide competitive pricing to our customers, we have endeavored to shift the delivery of our services from onsite locations to low costing offshore delivery centres.

As of December 31, 2006, 10,009 of 12,804  total employees were located in India and as of December 31, 2007, 12,011 of 14,945 total employees were located in India. Our overall employee numbers will increase as we add employees for both onsite and offshore work. We measure our service efforts that can be billed to clients in units of billed person-months. The number of offshore billed person-months has increased as a percentage of total billed person-months from 66.7% in 2006 to 69.6% in 2007

To some extent, the onsite/offshore breakdown by billed person-month varies by industry and technology practices as is illustrated in the table below. For example, insurance and communications, media and entertainment employ a higher level of onsite personnel than other industry and technology practices. Within our industry and technology practices, our offshore and onsite breakdown by billed person-month is as follows:

	Year ended December 31, 2006			Year ended December 31, 2007
	Onsite Billed Person- months	Offshore Billed Person- months	Total	Onsite Billed Person- months	Offshore Billed Person- months	Total
Financial Services	5,006	12,389	17,395	4,790	16,379	21,169
Insurance	8,382	13,238	21,620	9,170	16,530	25,700
Manufacturing	7,116	15,661	22,777	8,334	18,640	26,974
Communications, Media and Entertainment(2)	5,484	6,347	11,831	4,176	3,646	7,822
Product Engineering(1)	3,616	12,537	16,153	4,787	18,498	23,285
Other	2,452	3,909	6,361	3,268	5,294	8,562
Total	32,056	64,081	96,137	34,525	78,987	113,512

(1) In January 2007, we combined our ISV and Product Engineering technology practices. Data for previous periods have been reclassified to conform to current period presentation.
(2) In 2007, we renamed the telecommunications practice as communication, media and entertainment.

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

Revenues by Industry Segments

Our operations pertain to provision of IT services and solutions to customers belonging to various industries such as insurance, manufacturing and financial services and also to technology practices. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information.

We derive a significant proportion of our revenues from clients in the insurance, manufacturing, communications, media and entertainment and financial services industries. We also provide services to clients in other industries, including retail, energy and utilities and logistics and transportation. In addition, we market our services to clients through our technology practices, comprising our product engineering practice. The following table indicates the breakdown of our revenues by our industry and technology practices:

	Year ended December 31,
Industry Segments	2005	2006	2007
Industry Practice
Insurance	27.7%	23.2%	23.6%
Manufacturing	21.9%	21.7%	23.8%
Financial Services	16.0%	15.3%	14.1%
Communications, Media and Entertainment(2)	15.3%	18.9%	13.4%
Other	6.6%	6.7%	8.4%
Technology Practice
Product Engineering(1)	12.5%	14.2%	16.7%
Total	100.0%	100.0%	100.0%

(1) In January 2007, we have combined our ISV and Product Engineering technology practices.Data for previous periods have been reclasified to conform to current period presentation.
(2) In 2007, we renamed the telecommunications practice as communication, media and entertainment.

Revenues by Contract Type

Our revenues are recorded either on a time-and-material, or T&M, basis or a fixed-price basis. The following table shows our revenues by contract type:

	Year ended December 31,
	2005	2006	2007
Time-and-Material	59.5%	64.8%	67.6%
Fixed Price	40.5%	35.2%	32.4%
Total	100.0%	100.0%	100.0%

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

A large proportion of our revenues from fixed-price contracts are from fixed-price SLAs. A large proportion of our fixed-price SLAs are application maintenance and support projects, as to which work and cost estimates have been fairly predictable. Our revenues from fixed-price SLAs were 27.9%, 24.4% and 22.2% in 2005, 2006 and 2007 respectively.

Revenues from T&M contracts as a percentage of our overall revenues increased in each of the past three years because a large portion of our new business is billed on a T&M basis and the proportion of our revenues generated from services provided to General Electric has declined. Most of our business with General Electric is on the basis of fixed-price contracts.

Revenue with respect to T&M contracts is recognized in the period that the services are performed. Revenue with respect to fixed-price SLA contracts is recognized ratably over the term of maintenance. Revenue with respect to other fixed-price contracts is recognized on a percentage of completion basis, measured by the percentage of costs incurred to date compared to the estimated total costs for each contract. See “Critical Accounting Policies—Revenue Recognition” below.

Revenues by Top Customers

As illustrated in the table below, a significant proportion of our revenues is derived from a small number of clients. In recent years, however, we have diversified our client revenues as a result of various initiatives, including our addition of new strategic clients, our focus on additional industry practices, our development of technology practices and our expansion of the range of service lines we offer. As of December 31, 2007, we had 84 clients, each of whom generated revenues of $1.0 million or more, compared to 74 in 2006 and 61 in 2005. We expect that this trend toward greater client diversification will continue.

	Year ended December 31,
	2005	2006	2007
General Electric	22.1%	14.6%	11.8%
State Farm Insurance	11.5%	9.6%	9.1%
Top 5 Clients	46.8%	37.1%	34.8%
Top 10 Clients	59.3%	53.1%	47.6%

Revenues by New and Existing Customers

Repeat business accounted for 91.7% ,91.5% and 92.4% of our revenues in, 2005, 2006 and 2007. Each customer is treated as a new customer for the quarter that it first starts business with us and continues to remain as a new customer for the four succeeding quarters. The revenues in any quarter from customers other than new customers are termed as repeat business. We provide services to our largest client, General Electric, in a number of industries, including financial services, insurance and manufacturing.

The following table indicates the breakdown of revenues we derive from new customers and existing customers.

	Year ended December 31, 2007
	Existing Customers	New Customers	Total
	($ in millions)
Industry Practice
Insurance	151.7	4.9	156.6
Manufacturing	150.3	7.1	157.4
Financial Services	92.0	1.7	93.7
Communications, Media and Entertainment(2)	72.0	17.4	89.4
Other Industries	47.6	7.1	54.7
Technology Practice
Product Engineering(1)	99.0	12.0	111.0
Total	$612.6	$50.2	$662.8

(1) In January 2007, we combined our ISV and Product Engineering technology practices. Data for previous periods have been reclassified to conform to current period presentation.
(2) In 2007, we renamed the telecommunication practice as communications, media and entertainment

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

	Year ended December 31
	2005	2006	2007
United States	84.8%	80.8%	77.9%
Europe	9.1%	11.6%	14.7%
India	0.3%	0.4%	0.8%
Japan	4.3%	3.8%	3.0%
Asia-Pacific (excluding Japan and India)	0.4%	1.9%	1.9%
Rest of the World	1.1%	1.5%	1.7%
Total	100.0%	100.0%	100.0%

We have experienced revenue growth in the European market. Revenues in Europe have increased from $41.1 million in 2005 to $67.3 million in 2006 and were at $97.7 million in 2007.

Expenses

Cost of Revenues

Cost of revenues represented 64.9%, 64.6% and 67.9% of our revenues in 2005, 2006 and 2007. Our cost of revenues largely consists of costs relating to our software professionals, including salary and other compensation and benefits expenses, travel expenses, immigration expenses, data communications expenses, computer and software expenses and depreciation. Cost of revenues also includes the cost of subcontractors.

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

The utilization rates of our software professionals also affect our gross profits. We define employee utilization as the proportion of total billed person-months to total available person-months, including employees in training and holiday and vacation time, and excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of software professionals assigned to a project varies according to the size, complexity, duration, and demands of the project. Our utilization rates for the years ended December 31, 2005, 2006 and 2007 were 67.2%, 71.4% and 72.4%. We try to minimize the cost impact of unutilized capacity by ensuring that a majority of our unutilized capacity is attributable to software professionals based in India.

We incur immigration costs due to the onsite component of work performed on projects. We expect immigration expenses to increase due to increases in visa filing costs generally commensurate with our growth and increases in visa filing fees in the United States. We expense costs related to immigration as incurred.

We do not expect to incur borrowing costs to finance the addition of planned new facilities and physical infrastructure, including our knowledge parks in India. These new facilities will increase our depreciation expenses. However, we expect that the increased depreciation will largely be offset by reduced rental costs resulting from a shift from existing rental facilities to the new facilities. These new facilities will provide a consolidated location for our existing employees and new employees as we expand our service offerings.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of costs relating to personnel other than software professionals, including salary and other compensation and benefits expense, depreciation, sales and marketing expenses, telecommunication expenses, office expenses and traveling expenses. Selling, general and administrative expenses also includes legal and other professional fees and other miscellaneous administrative costs.

Selling, general and administrative expenses represented 19.1%,18.4% and 17.5% of our revenues in 2005, 2006 and 2007 respectively. These expenses comprise an important element of our sales strategy, as we seek to ensure that senior management personnel are based in client locations and continue to invest in developing our sales and marketing presence in key markets. We expect selling, general and administrative expenses to continue at current levels as a proportion of revenues. We continue to invest in sales and marketing and in building brand awareness, leading to a slight increase in sales and marketing expenses as a proportion of revenues. We have started to transfer a larger part of our general and administrative expenses offshore to India as the scale of our operations increases. We expect to achieve improved efficiencies in general and administrative expenses as a result of this transfer and economies of scale resulting from our recent growth. Accordingly, we expect our increased selling expenses to be partially offset by a decrease in our general and administrative expenses.

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

We seek to mitigate the effect of exchange rate fluctuation on our operating results by purchasing foreign exchange forward and option contracts. However, these activities do not entirely mitigate the effects of exchange rate fluctuations. Effective May 2004, we designated certain forward contracts as cash flow hedges in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities. We defer changes in fair value of designated cash flow hedges and record them as a component of accumulated other comprehensive income until the transactions close, at which time we recognize the gain/loss in our consolidated statements of income.

The translation of the rupee, U.K. pound and Euro into U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenues and expense accounts using an appropriate monthly weighted average exchange rate for the respective periods.

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

Accounts Receivable

Our accounts receivable as of December 31, 2005, 2006 and 2007 were $74.4 million, $115.6 million and $136.4 million, respectively. Our days of sales outstanding in 2005, 2006 and 2007 were 62, 75 and 73 days, respectively. We define our days of sales outstanding as the ratio of accounts receivable at year-end to revenues in a year, multiplied by 365. We are increasing our focus on collections, and we expect the days of sales outstanding to decline further. The following table presents a profile of our accounts receivable in terms of days for which accounts receivable have been outstanding:

	2005	2006	2007
	($ in millions)
Period in days
0-90	68.9	105.9	116.1
91-180	4.4	8.6	17.2
More than 180	1.1	1.1	3.1
Total	74.4	115.6	136.4

In 2005, reversal of  doubtful debts and advances was $0.2 million whereas in 2006 and 2007, provision was $1.2 million and $1.2 million respectively. We expect to continue to have low levels of provisions for doubtful debts.

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

Currently, we benefit from tax holidays given by the Government of India for the export of IT services from specially designated software technology parks, or STPIs, and special economic zones, or SEZs, in India. The tax incentive currently include a 10-year holiday from the payment of Indian corporate income tax for the operations of most of our Indian facilities. As a result of this tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. The aggregate benefit of this tax holiday with respect to our net income was $19.0 million, $25.3 million and $28.9 million for  2005, 2006 and 2007 respectively. The tax benefits available for some of our facilities on account of tax holidays have expired and certain others will expire upon completion of 10 years, however the tax holiday for the export of IT service will expire on March 31, 2009. Consequently, we expect our effective tax rate to increase.

On May 10, 2008, the Finance Minister of India announced that the Government of India has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending March 31, 2010 or 10 years after the commencement of a Company’s undertaking.

In December 2006, we received a demand notice from the Indian Income Tax department of approximately Rs 630.17 million, including an interest demand of approximately Rs 186.85 million ($15.99million including an interest demand of approximately $4.73 million) for the assessment year 2004-05. The tax demand was mainly on account of disallowance of deduction claimed by us under Section 10A of the Income Tax Act, in respect of profits earned by our various eligible undertakings.  Section 10A of Income Tax Act exempts the profits earned by an undertaking for the export of computer software upon the fulfillment of certain conditions. One of the conditions is that the unit should not have been formed by the splitting up of an existing business. We only expanded our software development business whereas the Income Tax department contends that the business of the new units is comprised of business transferred from existing units by splitting them. In consultation with our tax advisers, we filed an appeal in January 2007 challenging the disallowance.

One of the requirements under the Indian Income Tax Rules to proceed with an appeal is to deposit, either immediately or through monthly installments, a sum equivalent to 50% of the amount that is under appeal. As of February 2008, we have deposited a sum of Rs 310.28 million ($7.73 million). Considering the facts and nature of disallowances and based on the advice given by our legal counsel, we believe that the disallowance is not tenable and we are confident of a favorable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary.

Subsequently, in February 2008 we received an order from the Commissioner of Income Tax (CIT) (Appeals) in favour of the Company by allowing the deduction claimed under Section 10A. We received the refund of the taxes paid after adjustment of the new demand for the assessment year 2002-03.

In December 2007, we received another demand, of Rs. 261.70 million  inclusive an interest demand of approximately Rs 139.88 million ($ 6.64 million including an interest demand of approximately $ 3.54 million)  for the assessment year (AY) 2002-03.  The new demand concerns the same issue of disallowance of tax benefits under Section 10A.  In our opinion, and based on advice received, the demand is not tenable against us and we have already filed an appeal with the appellate authority.

Subsequently, in March 2008 we received a order from the CIT (Appeals) in favor of us allowing the deduction claimed under Section 10A for the assessment year 2002-03. The entire tax paid is refundable.

The provisions of the Income Tax Act of India are amended on an annual basis by enactment of the Finance Act. The Finance Act, 2008 has not changed the effective tax rate of 33.99%.  The Finance Act, 2008 has increased the short term Capital Gain tax from 10% to 15%.  The Finance Act, 2008 has also extended the scope of service tax to cover asset management services, Services provided by stock/commodity exchanges and clearing houses, right to use goods and development of customised software. These changes have no impact on our operating expenses.

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

In connection with a review of various tax aspects relating to our international operations, during 2006, we reached a settlement with the IRS, relating to our tax returns for our US operations for 2001 and 2002. The IRS has also commenced, but not yet completed, a tax review of our U.S. operations for the years 2003 through 2005. Pursuant to the settlement, we revised our tax provisions for 2001 and 2002 and recomputed our tax provision for 2003, 2004 and 2005. This revision, representing changes in estimates, has resulted in an additional charge of approximately $14.1 million in our financial statements for the year ended December 31, 2006. Additionally, a consequential interest and deferred tax charge in an amount of $6.0 million  has been accrued in our financial statements for the year ended December 31, 2006 and $1.7 million for the year ended  December 31, 2007. As the IRS review for 2003 through 2005 is still in progress, we cannot currently assess whether this review may result in increase or decrease in tax liability.

Our total income tax liability for the year ended December 31, 2006 was $47.7 million, of which $30.3 million resulted from provisioning due to reassessment of our payroll and corporate tax obligations for our international operations.

Cymbal Acquisition

In November 2004, we acquired Cymbal to establish expertise and operations in the provision of IT services to the telecommunications industry. We paid an initial purchase price of approximately $36.1 million, including expenses, of which $25.4 million has been accounted for as goodwill and $10.3 million has been accounted for as customer related intangibles. We agreed to pay contingent consideration in cash of up to $33.0 million to the sellers over a three-year period ending on October 31, 2007 based on the achievement of revenue and margin targets. This contingent consideration included the payment of up to $3.4 million as special incentives to specified employees of Cymbal. The contingent consideration for the period

July 2004 to June 2007 has been  paid as of  December 31, 2007 in the amount of $29.6 million and recorded as goodwill and an amount of $2.6 million has been paid as special incentive and recorded as compensation cost. Also as part of the purchase price adjustment in accordance with the stock purchase agreement and amendments thereof, an additional amount of  $0.7 million was paid and has been recorded as goodwill. See also “Critical Accounting Policies—Income Taxes” and Note 3 to our consolidated financial statements.. Cymbal has been renamed as Patni Telecom Solutions Inc.

Taratec Aquisition

On July 23, 2007, we acquired a 100% equity interest in Taratec which has been named as Patni Life Sciences Inc. Taratec is a leading consulting company in the life sciences industry providing integrated business, information technology, and regulatory compliance products and services. We paid an initial purchase price of approximately $15.7 million, including expenses, of which $8.3 million has been accounted for as goodwill and $1.7 million has been accounted for as customer related intangibles.The terms of the purchase also provide for payment of contingent consideration to all of the selling shareholders, payable over three years, and calculated based on the achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed $13.2 million. Further, as a part of the acquisition, we initiated an incentive plan linked to revenues and margins, for certain specific employees of Taratec and Patni. The incentive payments under this plan will not exceed $3.5 million over the next three years. Since the incentive payments are linked to continuing employment, the payments under the plan are recognized as compensation for post acquisition services. Accordingly, $156,974 and $ 17,867 have been recorded as cost of revenues and selling, general and administrative expenses, respectively for the year ended December 31, 2007.

Logan Orviss Aquisition

On July 2, 2007, we acquired the business and assets of Logan Orviss, an European telecommunications consulting services company. We paid an initial purchase price of approximately $8.6 million, including expenses, of which $6.5 million has been accounted for as goodwill and $2.1 million has been accounted for as customer related intangibles.Further, as a part of the acquisition, the Company initiated an incentive plan linked to revenues for certain specific employees. Accordingly, $ 22,664 and $ 222,690 have been recorded as cost of revenues and selling, general and administrative expenses respectivelyfor the year ended December 31, 2007. Management estimates that incentive payments under this plan will not exceed $13.08 million through June 2010.

Recent Developments

Expansion Plans

We operate through our facilities located in various parts of India. In the recent past we have acquired facilities to support our growth. In keeping with our plans for expansion, we have been constructing new facilities in India, including knowledge parks in Navi Mumbai and Chennai, Nodia. These knowledge parks will have state-of-the-art resources with extensive workspace and training facilities and a modular design for ease of segregation of dedicated projects. These campuses will have hi-tech infrastructure with the ability to provide scale and service to clients from one location. The Navi Mumbai and Chennai facilities are expected to accommodate up to 14,000 and 10,000 people, respectively, when completed.

Phase 1 of the Navi Mumbai facility having a capacity of 5,000 seats, is complete and occupied. Phase I of Chennai facility having a capacity of 1,200 seats, is complete and  partially occupied..

See “Item 4.D. Information on the Company—Property, plant and equipment.”

Buyback of Shares

In February 2008, our  Board of Directors  approved the proposal to buy- back fully paid equity shares to the extent upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 2,370 million ($ 60.1million) in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions  of the Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 1998 (“Buy Back Regulations”), for which necessary public announcements have been made in April 2008. The Company plans to announce the date  of buyback at a future date.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues, calculated from our consolidated financial statements :

	Year ended December 31
	2005	2006	2007
Revenues	100%	100%	100%
Cost of revenues	64.9%	64.6%	67.9%
Gross profit	35.1%	35.4%	32.1%
Selling, general and administrative expenses	19.1%	18.6%	17.7%
Foreign exchange (gain)/loss, net	0.4%	0.5%	(3.5)%
Operating income	15.6%	16.3%	17.9%
Interest and dividend income	0.9%	1.7%	1.9%
Interest expense	(0.5)%	(0.5)%	(0.5)%
Gain on sale of investments, net	0.3%	0.3%	1%
Other income (expense), net	0.2%	0.6%	0.3%
Income before income taxes	16.5%	18.4%	20.6%
Income taxes	3.1%	8.2%	3.3%
Net income	13.4%	10.2%	17.3%

 Year Ended  December 31, 2007 Compared to Year Ended December 31, 2006

Revenues

Our revenues were $662.9 million in 2007, representing an increase of 14.5% from revenues of $578.9 million in 2006. Revenues from existing customers contributed $612.6 million and new customers contributed    $50.3 million to our revenues. This represented an increase of 15.6% in revenues from existing customers and increase of 2.6% in revenues from new customers compared to 2006. Growth in revenues from our existing operations was attributable to an increase of 18.1 % in the total billed person-months from work performed at both our offshore and onsite locations. Onsite work measured in billed-person months increased 7.7 % in 2007 compared to 2006, while offshore work increased 23.3% over the same period. We increased our client relationships to 318 as of December 31, 2007 from 239 as of December 31, 2006. In addition, the total number of clients that individually accounted for over $1.0 million in annual revenues increased to 84 as of December 31, 2007 from 74 as of December 31, 2006.

During  2007, our revenues from T&M projects increased by 19.6% over revenues in 2006, while revenues from fixed price contracts increased by 5.2% over the same period.  T&M projects accounted for 67.6% of our revenues in 2007, compared to 64.8% in 2006, 65.4% of our new business was billed on a T&M basis.

Our client concentration, as measured by the proportion of revenue generated from our top ten clients, decreased to 47.3% in 2007 from 53.1% in 2006. General Electric, our largest client, contributed 11.8% of our revenues in 2007, compared to 14.6% in 2006.

During 2007, clients in the insurance, manufacturing, product engineering services and financial services industries continued to contribute a large proportion of our revenues. Revenues from clients in these industries in 2007 increased by 16.4%, 25.5%, 34.7% and 6.1%

as compared to 2006 and contributed 23.6%, 23.8%, 16.7% and 14.1% to overall revenues, respectively. Our other industry practices including communications, media and entertainment contributed 21.7% and 25.6% of our revenues in 2007 and 2006. Until December 31, 2006, we reported product engineering services and ISV as separate industry segments. The product engineering services business is primarily related to embedded technology services for products and the ISV unit provided the user interface for these products. Both these segements from part of technology services. Effective January 1, 2007, we have integrated these two business segments with the primary focus on the following synergies (i) demand for providing end-to-end solutions from product engineering clients. (ii) leveraging the domain skills and platform skills to provide end-to-end solutions.

During 2007, we continued to derive a significant proportion of our revenues from clients located in the United States. In 2007 and 2006, we derived 77.9% and 80.8% of our revenues from clients located in the United States. Revenues from these clients grew by 10.4% in 2007, while revenues from clients in other regions grew by 32% in the same period.

Cost of revenues

Our cost of revenues was $450 million in 2007, representing an increase of 20.3% from $374 million in 2006. Cost of revenues represented 67.9% and 64.6% of our revenues in 2007 and 2006. Out of increase of $76 million in cost of revenues, $59 million was attributable to wage costs, $7.1 million to travel costs, $1.2 million to data-link charges, $1.4 million to electricity cost of Airoli, $ 1.4 million to rent charges, $0.5 million on account of amortization of purchased intangible asset, and $4 million to depreciation charged on assets. Wage costs increased by $59 million due to an increase in headcount of software professionals, annual salary revisions and reversal of $9.0 million in 2006, payroll and related taxes for our international operations arising on reassessment of certain wages paid, and short-term benefits given to our employees when working outside India. Expansion of our facilities and capital expenditure incurred with respect to units such as Airoli led to an increase in depreciation cost and other related cost. Rupee appreciation also had an impact on the higher cost of revenues in 2007 as compared to 2006 with the rupee appreciating by approximately 11% as compared to 2006.

Gross profit

Our gross profit for 2007 was $212.8 million, representing an increase of 3.9% from $204.9 million in 2006. Gross profit as a percentage of our revenues decreased to 32.1% in 2007 from 35.4% in 2006 reflecting a higher increase in cost of revenues as compared to increase in revenues mainly on account of increase in wage cost and rupee appreciation.

Selling, general and administrative expenses

During 2007, our selling, general and administrative expenses were $116.3 million, representing an increase of 9.2% from $106.5 million in 2006. During 2007, our selling, general and administrative expenses as a percentage of our revenues decreased to 17.5% from 18.4% in 2006.

During 2007, our sales and marketing expenses were $45.8 million, representing an increase of 6.3% from $43.1 million in 2006. Personnel costs increased by $2.9 million due to the addition to sales and marketing personnel and higher compensation costs resulting from salary increases. Other selling and marketing costs increased by $0.2 million. We believe that our investment in selling and marketing expenses has contributed to the growth and diversification of our client revenues.

Our general and administrative expenses were $70.5 million in 2007, representing an increase of 10.5% from $63.8 million in 2006. Personnel costs increased in 2007 by $4 million due to the addition of general and administrative personnel and annual salary revisions, directors’ remuneration increased by $2.3 million on account of termination payments to two of our executive directors, on their termination of employment with us. Other general and administrative charges increased by $0.4 million.

Foreign exchange gain/loss: In 2007, we had a foreign exchange gain of $ 23.4 million as against a loss of US$2.7 million in 2006, as our dollar-denominated receivables continued to be hedged to a significant level. Mark to market of foreign exchange contracts and revaluation of debtors resulted in a net foreign exchange gain.

Operating income:  Our operating income was $118.7 million in 2007, representing an increase of 25.6% from $94.5 million in 2006 which is mainly due to a forex gain of $23.4million on account of rupee appreciation. As a percentage of revenues, operating income increased to 17.9% in 2007 from 16.3% in 2006 .

Other income (expense), net: Other income (expense), net reflects interest and dividend income, interest expense, net gain on sale of investments and other income or expense. Our other income (expense), net was $17 million in 2007, increasing 36% from income of $12.5 million in 2006 resulting in net increase of $4.5 million. In 2007, our gain on sale of investments was $6.4 million as compared to $1.7 million in 2006. In 2007, our interest and dividend income were $12.5 million as compared to $10.1 million in 2006.

Income taxes: We made a provision of $21.8 million for income taxes in 2007, representing a decrease of 54.3% from $47.7 million in 2006. Our effective tax rate was 16.1% in 2007 compared to 16.2% (excluding the impact of change in estimates on account of the IRS settlement) in 2006. The 2006 income taxes includes $30.3 million provision recognized as a result of  reassessment of our payroll and corporate tax obligations for our international operations.

Net income:  Our net income was $114 million in 2007, representing an increase of  92.2% from $59.3 million in 2006. As a percentage of our revenues, net income increased to 17.2% in 2007 from 10.2% in 2006. The increase in the net income is mainly on account of reasons explained above.

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

During 2006, clients in the insurance, manufacturing, telecommunications (now, communications, media and entertainment)  and financial services industries continued to contribute a large proportion of our revenues. Revenues from clients in these industries in 2006 increased by 7.7%, 27.1%, 58.6% and 22.4% compared to 2005 and contributed 23.2%, 21.7%, 18.9% and 15.3% to overall revenues as compared to 27.7%, 21.9%,15.3% and 16.0% in 2005. Our other industries practice contributed 6.7% and 6.6% of our revenues in 2006 and 2005. Our ISV practice contributed 4.1% and 5.0% of our revenues in 2006 and 2005 and our product engineering practice contributed 10.1% and 7.5% of our revenues in 2006 and 2005.

During 2006, we continued to derive a significant proportion of our revenues from clients located in the United States. In 2006 and 2005, we derived 80.8% and 84.8% of our revenues from clients located in the United States. Revenues from these clients grew by 22.5% in 2006, while revenues from clients in other regions grew by 62.1% in the same period.

Cost of revenues: The cost of revenues was $374.0 million in 2006, representing an increase of 27.9% from $292.5 million in 2005. Cost of revenues represented 64.6% and 64.9% of our revenues in 2006 and 2005. Out of the increase of $81.5 million in cost of revenues, $49.9 million was attributable to wage costs, $16.4 million to sub-contractor costs, $4.7 million to travel costs, $4.2 million to rental and repairs, $0.5 million to data-link charges, $1.2 million to deferred costs, $1.7 million to stock compensation costs, $2.1 million to other general administration costs and $2.8 million to depreciation charged on assets and a reduction of $2.2 million in immigration costs. Wage costs increased by $49.9 million due to an increase in headcount of software professionals and annual salary revisions which was partly compensated due to a reversal of $9.0 million on payroll and related taxes for our international operations arising on reassessment of certain wages paid, and short-term benefits given, to our employees when working outside India. Expansion of our facilities led to increased rental costs and other related expenses. Our immigration costs were lower due to a decrease in the number of applications processed.

Gross profit: Our gross profit for 2006 was $204.9 million, representing an increase of 29.8% from $155.9 million in 2005. Gross profit as a percentage of our revenues increased to 35.4% from 35.1% during 2006 reflecting a lower increase in cost of revenues as compared to increase in revenues.

Selling, general and administrative expenses: During 2006, our selling, general and administrative expenses were $106.5 million, representing an increase of 24.0% from $85.9 million in 2005. During 2006 our selling, general and administrative expenses as a percentage of revenues decreased to 18.4% from 19.1% in 2005.

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

Our general and administrative expenses in 2006 were $63.4 million, representing an increase of 27.1% from $49.9 million in 2005. Personnel costs increased by $7.5 million due to the addition of general and administrative personnel and annual salary revisions. Establishment costs increased by $0.9 million due to an increase in the number of facilities. Professional and consultancy charges increased by $0.9 million, bad debts provision increased by $1.3 million and other general expenses increased by $2.3 million. Depreciation expense increased by $0.6 million.

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

We invest in units of mutual funds either in ‘open ended’ schemes or in ‘fixed maturity plans’. While the investments in ‘open ended’ mutual fund units can be sold any time without exit fees, the investments in units of ‘fixed maturity plan’ can be sold subject to an exit fee of approximately 1%-2%. We have categorized our investments in units of mutual fund schemes as ‘Liquid mutual fund units’ and ‘fixed maturity plans’classified as ‘available for sale’ investments in our consolidated financial statements.

As of December 31, 2007, we had $32.6 million in cash and cash equivalents, $138.4 million invested in units of liquid mutual funds, $143.1 million invested in units of mutual fund (fixed maturity plan) and $ 16.3 million invested in other investments. As of December 31, 2006 we had $46.5 million in cash and cash equivalents, $128.0 million invested in units of liquid mutual funds, $105.8 million invested in units of mutual funds (fixed maturity plan), and $9.2 million invested in other investments. As of  December 31, 2007 and 2006, we have not incurred any exit fees on investments in mutual fund units of fixed maturity plans.

Our working capital (comprising current assets excluding cash and cash equivalents and investments less current liabilities) at  December 31, 2007 and at  December 31, 2006 was $90.7 million and $41.2 million, respectively. Our working capital is sufficient to meet our present requirements. We had no outstanding bank borrowings or long-term debt as of such date. Net cash provided by operating activities was $111.3 million, $59.1 million and $73.1 million in the years ended December 31, 2007, 2006 and 2005 respectively. The adjustments for the year ended December 31, 2007, to reconcile the $114 million net income to net cash provided by operating activities, consisted primarily of depreciation expense of $25.0 million and deferred tax credit of  $10.1 million and gain from sale of investments of $ 6.4 million. The adjustments for the year ended December 31, 2006, to reconcile the $59.3 million net income to net cash provided by operating activities, consisted primarily of depreciation expense of $19.6 million and gain from sale of investments of $1.7 million. The adjustments for the year ended December 31, 2005, to reconcile the $60.8 million net income to net cash provided by operating activities, consisted primarily of depreciation expense of $16.0 million, gain from sale of property, plant and equipment of $3.2 million and gain from sale of investments of $1.1 million. The increase in depreciation was due to an increase in investment in property, plant and equipment to develop and expand our existing as well as new facilities. The net asset base was $188.3 million, $131.0 million and $92.0 in the years ended December 31, 2007, 2006 and 2005 respectively. Provision for bad debts was $1.2 million and $1.2 million for the year ended December 31, 2007 and 2006 , respectively. There was a reversal of provision for bad debts of $0.2 million for the year ended December 31, 2005.

Days of sales outstanding reduced to 73 days in the year ended December 31,2007 as compared to 75 days in the year ended December 31, 2006  and it was 62 days  in the year ended Deccember 31, 2005. Net accounts receivable and cost and estimated earnings in excess of billings on uncompleted contracts increased by $ 21.8 million for the year ended December 31, 2007, $36.3 million in 2006 and $14.7 million in 2005 primarily as a result of increase in activity.

Current assets and other assets increased by $20.4 million for the year ended December 31, 2007 and $1.3 million for the year ended December 31, 2006 , however it decreased by $3.3 million for the year ended December 31, 2005. Cash outflows for the year ended December 31,2007 were$ 6.8 million in respect of deposit placed with tax authorities in India, $10.2 million in derivative contracts. Cash inflows for the year ended December 31, 2007 was mainly on account of the $0.9 million in gratuity asset. Cash outflows for the year ended December 31, 2006 were $1.4 million in leasehold land, $0.1 million in prepaid expenses, and $1.2 million in foreign exchange advances. Cash inflows for the year ended December 31, 2006 were $1.2 million in deferred cost and revenue and $0.2 million in advances to vendors. Cash outflows for the year ended December 31, 2005 were $0.7 million in advances to vendors, $0.3 million in other receivables, $0.8 million in prepaid expenses and $0.4 million in prepaid gratuities. Cash inflows for the year ended December 31, 2005 were $1.0 million in deposits and $4.7 million on derivative contracts.

Accounts payable and accrued expenses increased by $6.3 million for the year ended December 31, 2007, compared to an increase of $20.3 million in 2006 and $7.5 million in 2005. The increase in 2007 is due to an increase in accruals related to employee related expenses of $5.9 million, $0.9 million in accrued expenses and reduction of $1.8 million in trade accounts payable.

Our billings in excess of costs and estimated earnings on uncompleted contracts, which represent billings in excess of revenues that are recognized, increased by $0.06 million and  $0.9 million in the year ended December 31, 2007 and 2006 respectively, and decreased by $0.5 million in 2005.

Taxes paid were $15.3 million,$39.9 million and $29.5 million as against a tax provision of $15.7 million, $43.3 million and  $31.9 million for the years ended December 31, 2005, 2006 and 2007 respectively.

Other current liabilities and other liabilities increased by $8.2 million during the year ended December 31, 2007. The increase in the year ended December 31, 2007 resulted from increase of $2.1 million in leave encashment provision, $2.2 million increase in deferred revenue, $2.7 million increase in other liabilities on account of advance received on sale of furniture at India (Vashi) location, $1.0 million increase in advance from customer and $1.9 million decrease in other current liabilities. Other current liabilities and other liabilities decreased by $16.0 million during the year ended December 31, 2006. The decrease in the year ended December 31, 2006 resulted from a $6.7 million in derivative contracts, $14.6 million payroll and related tax liability on account of payment and liability reversal and an increase of $2.0 million leave encashment provision, $0.9 million increase in sales discount, $0.2 million increase in warranty provision, $1.7 million increase in pension benefit and $0.5 million increase in other current liabilities. Other current liabilities and other liabilities increased by $7.3 million during the year ended December 31, 2005. The increase in the year ended December 31, 2005 resulted from a $1.0 million leave encashment provision, a $0.3 million pension benefit, a $3.6 million payroll and related tax liability and corporate tax liability, $1.3 million in advances from customers and $0.7 million VAT payable.

The changes in the operating activities is in line with the growth in our revenues and volume of operations.

Net cash used in investing activities was $130.0 million for the year ended December 31, 2007, $155.4 million for 2006 and $111.7 million for 2005. Net cash used in the acquisition of property, plant and equipment for the years ended December 31, 2007, 2006 and 2005 was $61.9 million, $48.5 million and $48.9 million respectively. In 2007, 2006 and 2005 cash outflow was higher mainly on account of the purchases of new facilities and expansion of our existing facilities. Net purchases of investment securities were $14.8 million for the year ended December 31, 2007. Additional purchase consideration to Cymbal shareholders for the year ended December 31, 2007 amounted to $12.4 million. Net cash used in investing activities in 2007 included $21.4 million for the acquisition of Logan Orviss and Taratec, net of cash acquired. Payment for acquisition of technology related intangibles from one of our major customers amounted to $20.4 million. Net purchases of investment securities were $94.5 million for the year ended December 31, 2006. Additional purchase consideration to Cymbal shareholders for the year ended December 31, 2006 amounted to $12.2 million. Net purchases of investment securities were $57.2 million for the year ended December 31, 2005. Additional purchase consideration to Cymbal shareholders for the year ended December 31, 2005 amounted to $5.6 million.

 Net cash used in financing activities was $8.7 million and $7.1 million  for the years ended December 31, 2007 and 2006, respectively. Net cash provided by financing activities was $112.0 million for the year ended December 2005. We paid $11.9 million as dividends, including dividend tax, on our equity shares in the year ended December 31, 2007. We received proceeds of $3.2 million from our employee stock option plan during the year ended December 31, 2007. We paid $8.6 million in dividends, including dividend tax, on our equity shares in the year ended December 31, 2006. We received proceeds of $1.8 million from our employee stock option plan during the year ended December 31, 2006. We paid $6.5 million in dividends, including dividend tax, on our equity shares in the year ended December 31, 2005. We received net proceeds of $118.7 million from our initial offering of ADSs and our employee stock option plan during the year ended December 31, 2005.

We anticipate capital expenditures of between approximately $80 million to $120 million in 2008, principally to finance the construction of our new knowledge park facilities in Navi Mumbai and Chennai and other facilities and physical infrastructure in India. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated  approximately to $33.4 million at December 31, 2007. See ‘‘Item 4.D. Information on the Company—Property, plant and equipment.’’ We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and, accordingly, may require additional financing to meet our requirements. We believe that a sustained reduction in IT spending, a longer sales cycle or an economic downturn in any of the various industry segments in which we operate, or a combination of these events, could result in a decline in our revenues and adversely affect our liquidity and capital resources.

5.C. Research and development, patents and licenses, etc.

Research and development expenditures for the years ended December 31, 2007, 2006 and 2005 were $2.1 million, $2.1 million and $2.2 million, respectively . For a description of our research and development initiatives, see “Item 4.B. Information on the Company—Business Overview - Innovation.”

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

5.F. Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations and commercial commitments to make future payments as of December 31, 2007. The following table excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in the normal course of operations.

	Payments due as of December 31, 2007
	Total	Within 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Capital (Finance) Leases	$0.6	$0.3	$0.3	$0.0	—
Operating Leases	$20.5	$10.0	$10.2	$0.3	$0.0
Capital Commitment	$33.4	$32.0	$1.4	—	—
Total Contractual Obligations(1)	$54.5	$42.3	$11.9	$0.3	$0.0

   (1) In addition, pursuant to our agreement with Patni Life Sciences Inc. (formerly Taratec), we agreed to pay up to $13.2 million as contingent consideration over a three year period ending on June 30, 2010.

5.G. Safe Harbor

This Annual Report contains forward-looking statements. See the section entitled “Special Note regarding Forward Looking Statements.”

Recently Adopted Accounting Pronouncements under U.S. GAAP

Effective January 1, 2007, we adopted provisions of FASB Interpretation No. 48 Accounting for uncertainty in Income Taxes. FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition and derecognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement and classification of interest and penalties, and disclosure. As a result of the implementation of FIN 48, we recognized no increase or decrease in the tax liability. A reconciliation of the beginning and ending amount of unrecognized tax benefits is set out below:

$ in millions

Balance at January 1, 2007	41.7
Additions based on tax positions related to the current year	7.6
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Settlements	—

Balance at December 31, 2007	49.3

During the year ended December 31, 2007, we recognized $3.5 million in interest and penalties in other (expense)/ income. As of December 31, 2007, we  had $9.3 million of accrued interest and penalties related to uncertain tax positions.

As of December 31, 2007, we had $46.0 million of  net unrecognized tax benefits arising out of tax positions which would affect the effective tax rate if recognized.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 “The FairValue Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (Statement 159). Statement 159 gives us the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. Statement.159 is effective for  our fiscal year 2008. Effective January 1, 2008, we adopted the provisions of Statement No. 159. The Company has not made an election for fair value options for any existing eligible instruments.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. We are required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment is required to be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of Statement 157’s fair-value measurement requirements for non financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The implementation of Statement 157 for financial assets and financial liabilities, effective January 1, 2008, did not have a material impact on our consolidated financial position and results of operations. We are currently assessing the impact of Statement 157 for nonfinancial assets and nonfinancial liabilities on our consolidated financial position and results of operations.

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. We are currently evaluating the impact of adopting Statement 141R and Statement 160 on its results of operations and financial position.

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

We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. Changes in estimates are reflected in the financials statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

Revenue Recognition

We recognize revenues by following specific and applicable accounting guidelines for measuring revenue. These guidelines require us to make certain judgments that affect recognized and unrecognized revenue. Judgments involve the method of recognizing revenue, costs and time required to complete projects for our clients etc.

We are in the software services business and, to a lesser extent, in business process outsourcing. Our revenues from software services are derived by providing the following services:

•  custom application development;

•  application maintenance and support;

•  packaged software implementation;

•  infrastructure management services;

•  product engineering;

•  business process outsourcing; and

•  quality assurance services.

Software Services

We derive our revenues primarily from software services. Revenue is recognized when there is persuasive evidence of a contractual arrangement with customers, the sales price is fixed or determinable and collectibility is reasonably assured. Our software services contracts are either on a fixed-price,fixed time frame or on a time and material basis. Currently a majority of revenues are derived on time and material contracts. Revenues earned from services performed on a time and material basis are recognized as the related services are performed. Our fixed-price contracts include application maintenance and support services, on which revenue is recognized ratably over the term of maintenance. Our other fixed-price contracts are recognized on a percentage of completion basis.

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

We include reimbursement of out-of-pocket expenses received from customers as part of revenues in accordance with EITF 01-14 “Income Statement Characterization of Reimbursements Received for ‘Out of Pocket’ Expenses Incurred”.

Business Process Outsourcing

Revenues from business process outsourcing services are derived from both time-based and transaction-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contracts with the customer.

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

We test goodwill for impairment at least on an annual basis. In this process, we rely on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value.  The fair value of a reporting unit is determined using the income approach. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognised in a business combination. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

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

Our deferred tax liabilities mainly arise from taxable basis differences in intangible assets and undistributed earnings of branch, property, plant and equipment, unrecognized gain in available for sale securities and costs and estimated earnings in excess of billings on completed contracts. Our deferred tax assets comprise assets arising from our accrued expenses, provisions for doubtful accounts receivable and from ultimate realization of the tax asset that may be dependent on the availability of future capital gains. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences in the future, net of the existing valuation allowance at December 31, 2007. The ultimate amount of deferred tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate, or future changes in operating results.

To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. Upon our acquisition of Cymbal, we were entitled to utilize tax benefits on carry forward business losses of Cymbal. Based on preliminary projections of future taxable income and tax planning strategies, we believed that there existed significant uncertainty regarding realization of tax benefits on the carry forward losses. Consequently, we recorded a valuation allowance for the carry forward business losses of Cymbal. In 2005, we evaluated the expected realisation of such carry forward losses and available tax planning strategies and believed that the we would make sufficient profits in future years to set off the carry forward losses. Accordingly, the valuation allowance has been reversed and adjusted against goodwill. In the year 2007 and 2006, valuation allowance was recorded on the business loss of our Australia branch and Japan branch respectively.

We account for uncertainty in income taxes in the financial statements in accordance with FIN 48, Accounting for Uncertainty in IncomeTaxes - an interpretation of FASB Statement No. 109, Accounting for Income Taxes. The accounting and disclosures of tax positions taken or expected to be taken on a tax return are based on the recognition threshold and measurement attribute as prescribed by FIN 48. We recognize interest and penalties related to uncertain tax positions in other (expense) / income.

Stock-based compensation

We adopted SFAS 123R, “Share-Based Payment” (SFAS 123R) effective January 1, 2006. This statement requires compensation expense relating to share-based payments to be recognized in net income using  a fair value measurement method. Under the fair value method, the estimated fair value of  awards is charged to income on an accelerated basis over the requisite service period, which is generally the vesting period. We elected the modified prospective method as prescribed in SFAS 123R and, therefore, prior periods were not restated. Under the modified  prospective method, SFAS 123R was applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted equity-based awards for which the requisite service had not been rendered as of January 1, 2006. We granted stock options under the ‘Patni ESOP 2003’ -Revised 2006.

The fair value of each option is estimated on the date of grant using the Black-Scholes model.

Prior to the adoption of SFAS 123R, we were required to record benefits associated with the tax deductions in excess of recognized compensation cost as an operating cash flow. However SFAS 123R requires that such benefits be recorded as a financing cash inflow.

Effective April 1, 2007, an amendment has been made to Income Tax Act  subjecting specified securities allotted or transferred by an employer to its employees to Fringe Benefit Tax (FBT). The liability to pay FBT by the employer arises at the time of allotment of the securities, consequent to exercise of option by the employees and is calculated on the difference between the fair value of the underlying share on the date of vesting and the exercise price paid by the employee based on the corporate tax rate. The FBT arising from such allotment of specified option is collectible from employees, which is considered as akin to a reset in the terms of the ESOP Plan as it would reduce the ultimate benefit to the employee, by way of increase in exercise price and hence is recognized as additional paid-in-capital.

Derivatives and Hedge Accounting

We enter into forward foreign exchange contracts/option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on inter company and end customer accounts receivable and forecasted sales transactons denominated in foreign currencies and, upon completion of the formal documentation and testing for effectiveness,we designate the forward and option contracts which meet the hedging criteria, as cash flows hedges. Changes in the derivative fair values that are designated, effective and qualify as cash flow hedges, are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income. Changes in fair value for derivatives not designated as hedging instruments and ineffective portion of the hedging instruments are recognized in consolidated statements of income in the current period.

In respect of derivatives designated as hedges, we formally document all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. We also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, we will, prospectively, discontinue hedge accounting with respect to that derivative. The derivatives, which do not qualify for hedge accounting, are accordingly, recognised at fair value with gains or losses included in foreign exchange (gain)/loss in the consolidated statements of income.

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

As of December 31, 2007, there were no gains or losses on derivative transactions or portions thereof that were either ineffective as hedges, excluded from the assessment of hedge effectiveness, or associated with an underlying exposure that did not occur.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and senior management

The following table sets forth details regarding our Board of Directors and executive officers:

Name	Age	Position
Mr. Narendra K. Patni(1)(4)(7)	66	Director (Chairman) and Chief Executive Officer
Mr. Louis T. van den Boog (5)(12)	54	Executive Director
Mr. Gajendra K. Patni(1)(8)(13)	67	Director
Mr. Ashok K. Patni(1)(9)(13)	56	Director
Dr. Michael A. Cusumano(3)(11)	53	Director
Mr. Arun Duggal(2)	61	Director
Mr. William O. Grabe(5)(6)(10)	70	Director
Mr. Arun Maira (3)(5)(11)	64	Director
Mr. Pradip Shah(2)	55	Director
Mr. Ramesh Venkateswaran(2)(3)(5)(11)	55	Director
Mr. Mrinal R. Sattawala (14)	53	Advisor
Mr. Surjeet Singh	40	Chief Financial Officer
Mr. Neeraj Gupta	39	Executive Vice President and Global Head of Sales and Marketing
Mr. Satish M. Joshi	52	Executive Vice President and Chief Technology Officer
Mr. Vijay P. Khare	50	Executive Vice President and Chief Delivery Officer and Chief Administrative Officer
Mr. Rajesh Padmanabhan	46	Executive Vice President and Global Head of Human Resources
Mr. Brian Stones	56	Executive Vice President
Mr. Russel Boekenkroeger	61	Executive Vice President

(1)	Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni are brothers.

(2)	Member of the Audit committee.

(3)	Member of the Compensation and Remuneration committee.

(4)	Permanent invitee of the Compensation and Remuneration committee.

(5)	Member of the Shareholder and Investor Grievances committee.

(6)

Our Articles of Association provide that the board can appoint an alternate director pursuant to the provisions of the Indian Companies Act. Mr. Abhay Havaldar is presently the alternate director to Mr. William O. Grabe.

(7)	Mr. Narendra K. Patni is the nominee of the NKP Group.

(8)	Mr. Gajendra K. Patni is the nominee of the GKP Group.

(9)	Mr. Ashok K. Patni is the nominee of the AKP Group.

(10)	Mr. Grabe is the nominee for General Atlantic.

(11)	Member of the Nomination and Corporate Governance committee.

(12)  Mr.  Louis T. van den Boog was appointed as an executive director with effect from  April 29, 2008. The appointment is further subject to the approval of Members at the Annual General Meeting and also subject to approvals of the statutory authorities including Central Government under Section 269 of the Indian Companies Act, and other applicable provisions.

(13) Mr. Gajendra K. Patni and Mr. Ashok K. Patni ceased to be executive directors with effect from October 2, 2007 however, they remain as directors on our Board of Directors.

(14) Mr. Mrinal Sattawala has taken the role of an advisor with effect from June 2008 and will no longer continue as our Chief Operating Officer of the company.

Board of Directors and Executive Officers

Mr. Narendra K. Patni, Chairman and CEO, is one of the founders of our company. Mr. Patni has a Master’s degree in Electrical Engineering from the Massachusetts Institute of Technology, or MIT, and a Master’s degree in Management from the Sloan School of Management at MIT. He also has a Bachelor’s degree in Electrical Engineering from IIT, Roorkee. As an entrepreneur, he has played an integral role in the development of the Indian IT industry through his various ventures. Mr. Patni was instrumental in initiating the offshore outsourcing business model for the software industry. Prior to founding his first company, Data Conversion Inc. (now our U.S. subsidiary Patni Americas, Inc.) in 1972, he was President and Director of the Forrester Consulting Group and was previously with the U.S. Trust Company of New York and was a consultant to Arthur D. Little, Inc. Mr. Patni as a nominee of the NKP Group, is not required to retire by rotation.

Mr. Louis T. van den Boog, has been a director since March, 2005.  Mr. van den Boog was appointed as an Executive Director with effect from  April 29, 2008. The appointment is subject to the approval of our shareholders at the annual general meeting and also subject to approvals of the statutory authorities including the Central Government under Section 269 of the Indian Companies Act,and other applicable provisions. His duties and responsibilities will include full accountability for strategic, operational and financial results of the Company and such other duties as may be specified by the Board from time to time.  He will be reporting directly to the Board. Mr. van den Boog has a Master’s degree in Business Economics and in Public Accounting from the Free University in Amsterdam. Mr. van den Boog is an IT industry veteran with approximately 20 years experience in the software industry, as well as extensive experience in mergers and acquisitions, public offerings and private equity and venture capital fundings. Mr. van den Boog has supported a series of European and U.S. portfolio companies, in particular as a director of Global Collect B. V., Human inference B. V. and Purple Labs S. A. . Mr. van den Boog was previously with Oracle Corporation where he helped to build the European operations of the company. Mr. van den Boog is a former special advisor to General Atlantic. See “Relationship with General Atlantic” below. Mr. van den Boog will be an Executive Director of the Company until March 31, 2013 unless extended by the Board with the consent of Mr. van den Boog.

Mr. Gajendra K. Patni, Director, is one of the founders of our company. Mr. Patni has a Chemical Engineering background and has over 35 years of experience in finance, banking, legal and personnel functions. He has contributed significantly in the past to the growth of the computer rental business of our company, which led to the formation of PCS Data Products (PCSDP) in 1981, and PCS Data General (PCSDG) in 1987. These companies were merged to form what is now PCS Technology Limited in 1994. Mr. Patni is a Joint Managing Director of PCS Technology Limited. Previously he was the Managing Director of Industrial Oxygen Company Limited. Mr. Patni as a nominee of the GKP Group, is not required to retire by rotation.

Mr. Ashok K. Patni,  Director, is one of the founders of our company. Mr. Patni is a Mechanical Engineer from IIT, Mumbai. Mr. Patni has over 22 years of experience in computer hardware and systems software. Mr. Patni has contributed significantly in the past to the growth of the hardware business of our company which led to the formation of PCSDP in 1981, and PCSDG in 1987. These companies were merged to form what is now PCS Technology Limited in 1994. He is a Joint Managing Director of PCS Technology Limited. Mr. Patni as a nominee of the AKP Group, is not required to retire by rotation.

Dr. Michael A. Cusumano has been a director since April, 2004. Dr. Cusumano has a B.A. degree from Princeton University and a PhD from Harvard University. Dr. Cusumano completed a postdoctoral fellowship in Production and Operations Management at the Harvard Business School. He has twice been a Fulbright Fellow as well as a Japan Foundation Fellow at the University of Tokyo, and is a recent recipient of the Clarendon Lectures in Management award at Oxford University. Dr. Cusumano is the Sloan Management Review Distinguished Professor at MIT’s Sloan School of Management. He is also a director of Eliza Corporation, a specialist in speech recognition software applications, focused on healthcare. He serves on the advisory boards of FixStars Corp. , a Japanese developer of high-performance computing applications, and H-5 Technologies, a specialist in digital search technology. He has consulted for more than 50 major companies around the world and advises several other startup software companies. He is the author or co-author of eight books. Dr. Cusumano’s term of office expires in 2010 but he is eligible for reappointment.

Mr. Arun Duggal has been a director since November, 2003. Mr. Duggal has a Bachelor’s degree in Mechanical Engineering from IIT, Delhi, and a post graduate diploma in management from IIM, Ahmedabad. Mr. Duggal is an experienced international Banker advising Corporations on Financial Strategy, M&A and Capital Raising areas.  He has been an International Advisor to a number of Corporations, major Financial Institutions and Private Equity firms.

He is Chairman of Board of Directors of Shriram Transport Finance Company, Shriram Properties Ltd, Shriram City Union Finance Ltd., and Shriram EPC Limited. He is a Chairman and CEO of Tanglewood Financial Advisors (P) Limited and Balckstone Investment Company (P) Limited. He is the Vice Chairman of International Asset Reconstruction Company.

He is on the Board of Directors of Jubilant Energy Limited, Fidelity Fund Management, Petronet LNG (Nominee Director of Asian Development Bank), Manipal Acunova Limited, Zuari Industries, Info Edge (India), Dish TV India Limited., Mundra Port & SEZ Limited, The Bellwether Microfinance Fund, and Hertz (India).  In addition, Mr. Duggal is a former special advisor to General Atlantic. See “Relationship with General Atlantic” below. Mr. Duggal’s term of office expires in 2008, but he is eligible for reappointment.

Mr. William O. Grabe has been a director since September, 2002. Mr. Grabe has a BS degree in Engineering from New York University and an MBA from the University of California, Los Angeles. Since 1992, Mr. Grabe has been a managing director at General Atlantic LLC, a worldwide private equity firm. Prior to that, he was a Vice President of IBM and held various positions, the last of which was head, North America Sales and Marketing. He is a Director of various companies including Compuware Corporation, Gartner, Infotech Enterprises Limited and Lenovo Group Company. General Atlantic is one of our principal shareholders, with a shareholding of 16.48%. See “Item 7. Major Shareholders and Related Party Transactions” and “Relationship with General Atlantic” below. Mr. Grabe’s term of office expires in 2008, but he is eligible for reappointment.

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

Mr. Pradip Shah has been a director since November, 2003. Mr. Shah is a Chartered Accountant, has an MBA from the Harvard Graduate School of Business and a degree from The Institute of Cost and Works Accountants of India. Mr. Shah was responsible for introducing credit ratings in India and is a founder of CRISIL Limited. Mr. Shah is currently the Chairman of the Board at IndAsia Fund Advisors Private Limited. His directorships in other companies include AMP IndAsia Fund Advisors (Mauritius) Limited, Asset Reconstruction Company (India) Limited, BASF India Limited,  Godrej & Boyce Mfg Limited, Hardy Oil & Gas Limited, IndAsia Fund Advisors Private Limited, Kansai Nerolac Paints Limited, Mukand Limited, Panasonic Battery India Limited Co. Limited, Pfizer Limited, Shah Foods Limited, Sonata Software Limited, Supra Advisors (BVI) Limited (British Virgin Islands),  Wartsila India Limited, Grindwell Norton Limited and Vakrangee Softwares Limited, Wockhardt Hospitals Limited. Mr. Shah’s term of office expires in 2009, but he is eligible for reappointment.

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

Mr. Russell Boekenkroeger is our Executive Vice President and has been with Patni for four years. Mr. Boekenkroeger has a Bachelor’s degree in Government from Franklin & Marshall College, a Master’s degree in Urban and Regional Planning and a Master’s degree in Civil Engineering from the University of Pittsburgh. He is responsible for the Regional Operations of the U.S. and for merger & acquisition activities. Additionally, he oversees the Product Engineering Services business unit besides the Engineering Services center of excellence. He has over 25 years of experience in managing large global product development organizations, shared services operations, international business and product marketing while serving in a variety of executive management positions at Computervision, Prime Computer and PTC. He has also served as an advisor to companies from a wide range of industries around the world, on business and technology matters.

Mr. Neeraj Gupta, is our Executive Vice-President and  with effect from June 2008 has been appointed as Global Head of Sales and Marketing and has been with Patni since November 2004. Mr. Gupta has a Bachelor’s degree in Electronics & Communications Engineering from Punjab Engineering College, India and a Master’s degree in Electrical Engineering from the University of Alabama, USA. His responsibilities includes overseeing the Sales and Marketing operations ,Telecom and Growth Industry business units. Mr. Gupta has had over 15 years of proven leadership experience, including managing product management, professional services and engineering teams at various leading technology companies including Octel Communications, Lucent Technologies, Genesys Telecom, and Alcatel. Previously, he was Chief Executive Officer of Patni Telecom (formerly Cymbal), a US- based IT services Company, which he led from start-up to successful exit.

Mr. Satish M. Joshi is our Executive Vice President and Chief Technology Officer and he has been with Patni for 25 years. Mr. Joshi has a Bachelor’s degree in Electrical Engineering and a Master’s degree in Computer Science from IIT, Mumbai. His responsibilities include supervision of the Manufacturing business unit and all horizontal business units, namely BPO, Enterprise Application Solutions and Infrastructure Management Services. He also oversees several corporate shared services departments, namely Products and Technology Initiatives, Quality Processes & Delivery Innovation, and IT Infrastructure Management, besides the IT Governance center of excellence. Prior to Patni, Mr. Joshi worked with the Tata Institute of Fundamental Research in areas such as concurrent programming languages, storage techniques for large databases, compiler optimization and data communication networks.

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

Mr. Mrinal R. Sattawala is  our Advisor with effect from June 2008. Prior to this, he was designated as our  Chief Operating Officer and Global Sales and Marketing Coordinator and has been with Patni for 20 years. As the Chief Operating Officer, he was  directly responsible for the Sales and Operations of the Europe and APAC regions, besides overseeing Global Sales & Marketing, and the Insurance and Financial Services business units until May 2008 .. Mr. Sattawala is an electrical engineer from IIT, Mumbai, and he also received his MBA in 1979 from MacMaster University, Canada. Mr. Sattawala has over 26 years of experience in the IT industry. Prior to Patni, Mr. Sattawala worked with Computer Maintenance Corporation and the ICI group of companies in India.

 Mr. Surjeet Singh is our Chief Financial Officer (CFO). Before his appointment as CFO in 2006, he headed the “Mergers & Acquisitions” function and prior to this, he was the CFO at Cymbal which he co-founded and which has since been acquired by Patni. His responsibilities include managing global financial operations, corporate finance, treasury, global reporting and international taxation, financial and business planning, and enterprise-wide risk management. Mr. Singh has around two decades of multi-industry global experience in senior management roles at leading finance, business planning and global supply chain functions. He has a successful track record of building finance as a key business enabler, fostering collaboration in large and mid-sized culturally diverse, global and matrixed organizations.  Mr. Singh holds a B.S. in Finance and Accounting from the University of Pune and is a fellow of the Institute of Costs and Works Accountants, India and AICPA, USA.

Mr. Brian Stones is our Executive Vice President appointed during 2007. with responsibilities for Patni’s operations in the European region. He has over 28 years international business experience and has held leadership positions in organizations in the United States and Europe. Prior to joining Patni, Mr. Stones was responsible for ACS Inc’s business operation in Europe, and was formerly a Senior Partner at Ernst & Young, most notably as the Leader of the Global Client Consulting business in Europe. Mr. Stones has a very successful track record in direct and indirect sales, global account management and general business management in IT services, consulting and outsourcing. Mr. Stones has honours degrees in Economics and Business Science.

Mr. Rajesh Padmanabhan is our Executive Vice-President appointed during the year2007 with the responsibility of spearheading Patni’s human capital initiatives globally including the strategic direction and focus for employee management. He  has over 22 years of diverse industry experience in systems, finance, business and global human resources in IT, hospitality, financial services and manufacturing. He is well-versed with global HR operations and has managed multi-cultural work forces in a few countries. Prior to joining Patni, Mr. Padmanabhan was the Executive Vice-President with the Oberoi group responsible for group human resources and the Oberoi Centre for learning and development. He has also worked as Global Head of Human Capital for Essel Propack and with the ICICI group in different roles in systems, corporate banking, leasing and human resources. With his Master’s degrees in management specializing in human resources and finance, he brings a fine mix of business and human resources background, which is critical and strategic in maximizing human capital output.

6.B. Compensation

During fiscal 2007, the aggregate annual compensation paid or payable by us and our subsidiaries to our executive directors and executive officers was approximately $ 7,005,659  ; including Mr. N. K. Patni $ 912,841; Mr. G. K. Patni Rs. 57,387,560. ($ 1,388,490); Mr. A. K. Patni Rs. 56,523,220  ($ 1,367,578 ); Mr. Russel Boekenkroeger $ 457,417 ;  Mr. Neeraj Gupta—$ 456,750  ; Mr. S. M. Joshi  Rs.7,703,506  ($186,390 ); Mr. V. P. Khare Rs .8,767,102 ($212,124); Mr Brian Stones - $ 467,825 ; Mr. Mrinal Sattawala $ 715,760, Mr Rajesh Padmanabhan - Rs.5,653,162 ($ 136,781)  and Mr. Surjeet Singh- $ 703,703. In addition to receiving annual base compensation, some members of our executive management, under Indian laws and regulations, are eligible for grants under the Employee Stock Option Plan (described below).

Our independent directors on the board are each entitled to $40,000 annually in addition to actual boarding and lodging expenses and sitting fees for attending board and committee meetings.

In addition to abovementioned commission, following are entitled for an annual commission as under:

a) The Chairman of the Audit Committee: $10,000 per annum

b) Members of the Audit Committee: $5,000 per annum

c) The Chairman of Compensation & remuneration Committee: $ 5,000 per annum

d) The Chairman of Shareholders’ and Investors’ Grievance Committee: $5,000 per annum.

Mr. van den Boog as an Executive Director with effect from April 29, 2008, subject to shareholders approval, is eligible for an annual consolidated salary in Indian Rupees equivalent to $1,250,000 per annum payable  monthly. In addition, he will receive a sign-on-bonus of Indian Rupees equivalent to $150,000 within 14 days from the date of his effective appointment. He will also be entitled to a maximum of 96,000 Restricted Stock Units, or RSUs (options issued at par value at Rs 2/- per share), under Patni ESOP 2003 (Revised 2006) at a purchase price equal to the par value of per share of the company’s common stock. The options shall vest annually over a period of four years in equal installments of 25% every year from the grant date. The Compensation and Remuneration Committee may, in its absolute discretion, vest in him all the unvested options after expiration of 12 months from the grant date and may allow him to exercise both vested and unvested options at any time after expiration of 12 months from the grant date.

Service Agreements

Mr. Narendra K. Patni is our Chairman and Chief Executive Officer (CEO). He is also the President and Chief Executive Officer of Patni Americas Inc. (formerly Patni Computer Systems, Inc.), our U.S. subsidiary, pursuant to an employment agreement with Patni Computer Systems, Inc. dated December 1, 2000, and as amended on August 29, 2003. The employment agreement has an initial term until December 31, 2008. Mr. Patni’s annual base salary under the agreement is $500,000 for the first year of the initial term, after which time it is increased by 10% of the then current annual base salary per year. Mr. Patni does not receive a separate fee for attending board meetings. The agreement may be extended after the initial term at Mr. Patni’s option, on terms and conditions at least as favorable or as are otherwise mutually agreed between Mr. Patni and the Board of Directors. The agreement can be terminated by the Board of Directors only after the initial term expires. In the event of termination, Mr. Patni is entitled to a lump sum severance payment equal to five times his then most recent annual base salary.

We had entered into a consultancy agreement with Patni Americas Inc (formerly Patni Computer Systems, Inc.) dated October 24, 2000, and as amended on August 19, 2003, pursuant to which Mr. Narendra K. Patni has been seconded to us to act as our Chairman and CEO. Our Articles provide that as long as our consultancy agreement with Patni Americas Inc. is in effect, Mr. Narendra K. Patni shall continue to be the CEO of the Company. In addition, our Articles of Association also provide that so long as Mr. Narendra K. Patni is the CEO, he has the right to appoint and remove all of our key senior personnel and senior management following consultation with General Atlantic. Our Board of Directors has approved the extension of the consultancy agreement to December 31, 2010.

We had entered into employment agreements with each of Mr. Gajendra K. Patni and Mr. Ashok K. Patni to be appointed as executive director on terms similar to those of Mr. Narendra K Patni. Each agreement had an initial term which expired on October 23, 2005. Our Board of Directors had resolved that, in accordance with our Articles and subject to the provisions of the Indian Companies Act and approval of our shareholders, to reappoint each of Mr. Gajendra K. Patni and  Mr. Ashok K. Patni as our executive directors for a further period of five years commencing October 24, 2005. Our shareholders at the Annual General Meeting held on June 21, 2006 approved these re-appointments for a further period of five years beginning October 24, 2005. Under the terms of the extended agreements, the executive directors are entitled to an annual base compensation of Rs. 9,663,060 ($215,021) per annum from October 2005, which amount is subject to an upward adjustment of 10% of the previous year’s salary. The executive directors are also entitled to medical insurance, allowances for housing, travel and leave and pension and retirement benefits. They do not receive any separate fees for attending board meetings. Subject to our Articles and the provisions of the Indian Companies Act, in the event of termination, each agreement provides that the executive director shall receive a lump sum severance payment equal to five times the annual salary plus house rent allowance.

During the year, our Board of Directors designated each of Mr.G. K. Patni and Mr.A K Patni as the “Founder Director” of the Company to act in a non-executive capacity with effect from  October 2, 2007. Consequently, Mr. G. K. Patni & Mr. A. K. Patni ceased to be the executive directors of the Company with effect from October 2, 2007. Termination benefits payment as provided in the contract of employment, amounting to, $1,124,686 and $1,113,023, were paid to Mr. G. K. Patni and Mr. A. K. Patni, respectively

 Mr. Louis T. van den Boog was appointed as an Executive Director with effect from  April 29, 2008. The appointment is subject to the approval of our shareholders at the annual general meeting and also subject to approvals of the statutory authorities including the Central Government under Section 269 of the Indian Companies Act,and other applicable provisions.Mr. van den Boog will be an Executive Director of the Company until March 31, 2013 unless extended by the Board with the consent of Mr. van den Boog. See Item 6B “Compensation”.

Relationship with General Atlantic

Our largest shareholder is General Atlantic Mauritius Limited, a Mauritius company formed by General Atlantic LLC, or General Atlantic, for purposes of this section. General Atlantic is a private equity firm that focuses on the information technology, process outsourcing and communications industries.

One of our directors, Mr. William O. Grabe, has been a managing director of General Atlantic since 1992. In addition, Mr. Arun Duggal and Mr. Louis T. van den Boog were the former special advisors  to General Atlantic. Special advisors are persons with industry and/or geographic expertise that provide, on a part-time basis, a range of advisory services to General Atlantic in different parts of the world. These services range from identifying new investment opportunities to assisting in the preparation of investment proposals, serving on the boards of portfolio companies and providing strategic advice to such portfolio companies. Special advisors are not directors, managing directors, general partners, executive officers or employees of General Atlantic or any of its affiliates, and do not have any other formal association with General Atlantic, except that they enter into consulting agreements with General Atlantic under which they receive a cash retainer and/or are granted the right to co-invest in one or more of the General Atlantic investment vehicles.

Mr. Arun Duggal served as a special advisor from October 2003 to December 2005. He received an annual cash retainer of $150,000 and had the right to invest as a limited partner in various General Atlantic investment vehicles.

Mr. Louis T. van den Boog served as a special advisor from 1996 to 2004. Pursuant to past co-investment rights, Mr Louis T. van den Boog invested in various General Atlantic investment vehicles, including one that is an investor in General Atlantic Mauritius Limited, as a result of which he has an approximate 0.2% ownership interest in General Atlantic Mauritius Limited. General Atlantic loaned certain amounts to Mr Louis T. van den Boog for purposes of such investments, of which the amount outstanding was repaid in 2007.

We have no financial or other obligations in respect of the status of Mr. Duggal or Mr. van den Boog, former special advisors, and General Atlantic has informed us that no compensation, loans or investment opportunities provided to these individuals are related in any way to our operating or financial performance or the value of our equity shares or ADSs.

Provident Fund

All of our eligible employees receive provident fund benefits through a defined contribution plan in which both the employee and employer make monthly contributions to the plan at the rate of 12% each of the covered employee’s defined portion of salary. We have no further obligations under the plan beyond the monthly contribution. We contribute to the Provident Fund Plan maintained by the Government of India. We contributed  $2,613,644 ,  $3,895,116 and $ 4,145,932  to the Provident Fund Plan in 2005, 2006 and 2007.

Benefits

In 2007, we provided approximately $0.8 million for pension, retirement or similar benefits to our directors and executive officers.

Options

Set forth below is information concerning options granted to directors and executive officers. The term of stock options granted to our directors and executive officers will expire on completion of five years from the date of vesting. As of March 31, 2008, our directors and executive officers as a group (directly and indirectly) were granted options under our Employee Stock Option Plan to exercise 1,535,600 equity linked options and 25,000 ADR linked options  representing less than 1% of our share capital on the following terms:

Name	Exercise Price Per Share	Number of Shares under Option		Expiration Date
Dr. M. Cusumano	Rs. 254/381/458/455	20,000/5,000/5,000/5,000	(1)	2010/2011/2012/2013	(1)
Mr. A. Duggal	Rs. 254/381/458/455	20,000/5,000/5,000/5,000	(1)	2010/2011/2012/2013	(1)
Mr. P. Shah	Rs. 254/381/458/455	20,000/5,000/5,000/5,000	(1)	2010/2011/2012/2013	(1)
Mr. L. van den Boog	Rs. 381/ 458/455	20,000/5,000/5,000	(2)	2011/2012/2013	(1)
Mr. R. Venkateswaran	Rs. 254/381/458/455	20,000/5,000/5,000/5,000	(1)	2010/2011/2012/2013	(1)
Mr. S. Joshi	Rs. 145/338	62,000/100,000	(3)	2009/2010	(3)
Mr. V. Khare	Rs. 145/338	63,300/100,000	(3)	2009/2010	(3)
Mr. M. Sattawala	Rs. 145/338/376	58,300(3)/100,000(3)/350,000	(4)	2009(3)/2010(3)/2012	(4)
Mr. R. Boekenkroeger	Rs. 145/458	50,000/100,000	(5)	2009/2012	(5)
Mr. N. Gupta	Rs. 451/493/385	24,000/11,000/150,000	(6)	2011/2012/2012	(6)
Mr. S. Singh	Rs. 451/493/336	11,000/11,000/1,50,000	(7)	2011/2012/2012	(7)
Mr. Arun Maira	Rs. 336/455	20,000/5,000	(7)	2011/2013	(8)
Mr Brian Stones	$ 15.09	25,000		2013	(9)

(1)	Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of the four grants will be from 2010 to 2013, 2011 to 2014, 2012 to 2015 and 2013 to 2016, respectively.

(2)	Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of two grants will be from 2011 to 2014, 2012 to 2015 and 2013 to 2016, respectively.

(3)	Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of the two grants will be from 2009 to 2012 and 2010 to 2013, respectively.

(4)

Out of 350,000 options granted in May 2006, 150,000 options will vest in four equal installments i.e. 25% each year, and expiry date will be 2012 to 2015. The balance 200,000 options granted in May 2006 will vest in four years depending upon the performance. Out of these, 70,000 options have been vested as on May 31, 2008. These options will expire at the end of five years from the date of vesting.

(5)	Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of two grants will be from 2009 to 2012 and 2012 to 2015, respectively.

(6)

Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of the first grant will be from 2011 to 2014 and for the balance two grants expiry date will be from 2012 to 2015.

(7)	Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of the first grant will be from 2011 to 2014 and for the balance two grants will be from 2012 to 2015.

(8)	Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of two grants will be from 2012 to 2015 and 2013 to 2016, respectively.

(9)	Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of the grants will be from 2013 to 2016.

6.C. Board Practices

Board Composition

As per the provisions of the Articles of Association of the Company, our Board shall be comprised of not less than three directors and not more than ten directors. Accordingly, our current strength of the Board is ten directors. Further our Articles of Association also provides that Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni, being nominees of the NKP Group, GKP Group and AKP Group respectively, are permanent directors of the Company.

Pursuant to the provisions of the Articles of Association, two third of our  total Board of Directors of the Company will retire by rotation but they are eligible for reappointment. Out of this two-third, one-third will be retiring at every Annual General Meeting but being eligible for re-election can be reappointed at such AGM. Accordingly, Dr. Michael A. Cusumano’s term of office expires in 2010, but he is eligible for reappointment. Mr. Arun Duggal’s term of office expires in 2008, but he is eligible for reappointment. Mr. William O. Grabe’s term of office expires in 2008, but he is eligible for reappointment. Mr. Pradip Shah’s term of office expires in 2009, but he is eligible for reappointment. Mr. Ramesh Venkateswaran’s term of office expires in 2010, but he is eligible for reappointment. Mr. Arun Maira’s term of office expires in 2009, but he is eligible for reappointment. Mr. Louis T. van den Boog will be an Executive Director with us until March 31, 2013 unless extended by the Board with the consent of Mr. Louis T. van den Boog. For information regarding our board, see Item 6.B.– Compensation -  “Service Agreements” above and “Item 10.B. Additional Information—Board of Directors.”

Board Committees

Audit Committee

The Audit committee comprises Mr. Arun Duggal (Chairman), Mr. Pradip Shah and Mr. Ramesh Venkateswaran. Mr. Louis T. van den Boog ceased to be Audit Committee Member with effect from April 29, 2008 and the Board appointed Mr. Ramesh Venkateswaran as a member of the Audit Committee. The primary objective of the Audit Committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process by our management, including the internal auditors and reviews the processes and safeguards employed by each. In addition our Audit Committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, audit process, and process for monitoring the compliance with related laws and regulations. The Audit Committee recommends to our Board of Directors the appointment, reappointment and if required the replacement or removal of our independent auditors and fixation of audit and non-audit fees.

Compensation and Remuneration Committee

 The Compensation and Remuneration Committee comprises Mr. Ramesh Venkateswaran (Chairman), Dr. Michael Cusumano (Member), Mr. Arun Maira (Member) and Mr. Narendra K. Patni (Permanent invitee). The Committee has overall responsibility for approving and evaluating compensation plans, policies and programs of the CEO and senior management of the company. The committee shall make recommendations to the Board on Stock Option plans for all employees. The committee shall also facilitate the recommendation of compensation for Board members.

Shareholder and Investor Grievances Committee

The Shareholder and Investor Grievances Committee comprises Mr. Ramesh Venkateswaran  (Chairman), Mr. Arun Maira, Mr. Louis T. van den Boog and Mr. William O. Grabe (Mr. Abhay Havaldar being the Alternate Director to him ). The Shareholder and Investor Grievances Committee looks into redressal of shareholder and investor complaints, issue of duplicate/split/consolidated share certificates, if any.

Nominating & Governance Committee

The Nominating & Governance Committee comprises  Mr. Ramesh Venkateswaran, Dr. Michael Cusumano and Mr. Arun Maira.  The Committee was constituted, inter alia, to develop and recommend to the Board a set of corporate governance guidelines applicable to the Company and to facilitate the evaluation of the Board and its committees..

6.D. Employees

For a description of our employees, see “Item 4.B. Information on the Company—Business Overview - Human Resources.”

6.E. Share ownership

For the total number of equity shares, ADSs and options to purchase equity shares and ADSs for each director and executive officer as of May 9, 2008, see “Item 7. Major Shareholders and Related Party Transactions” and “Item 6.B. Directors, Senior Management and Employess - Compensation—Options”.

Employee Stock Option Plan

On June 30, 2003, our shareholders approved an employee stock option plan, which was later ratified after our initial public offering in India by our shareholders at the annual general meeting on June 29, 2004. Under the plan, we may issue up to 11,142,085 equity shares of Rs.2 each to our eligible employees and directors and those of our subsidiaries. The plan is administered by the Compensation and Remuneration Committee of our Board of Directors. As of May 31, 2008, options to purchase  5,721,538 equity shares were outstanding.

Details regarding various grants to employees and directors are mentioned in the below table.

Description of Grant	No. of options granted (including ADR)	No. of options Vested	Shares allotted pursuant to exercise up to May 31 2008
Grant as on September 1, 2003 to employees	2,743,400	2,743,400	1,671,699
Grant as on July 1, 2004 to certain of our directors	100,000	75,000	10,000
Grant as on October 1, 2004 to employees	2,750,632	2,062,974	221,999
Grant as on April 1, 2005 to employees and directors	190,000	142,500	500
Grant as on October 1, 2005 to employees	670,710	335,355	2,942
Grant as on January 2, 2006 to employees	288,000	144,000	—
Grant as on April 1, 2006 to employees and directors	345,000	172,500	—
Grant as on May 5, 2006 to employee	350,000 (1)	145,000	—
Grant as on Ju1y 1, 2006 to employees and directors	170,000	42,500	5,000
Grant as on October 3, 2006 to employees	840,750	210,188	—
Grant as on April 2, 2007 to employees	356,000(2)	89,000	—
Grant as on April 24, 2007 to directors	30,000	7,500	—
Grant as on November 26, 2007 to employees	25,000(3)	—	—
Grant as on January 3, 2008 to employees	686,400	—	—
Grant as on January 3, 2008 to employees	181,550(3)	—	—

(1)	Includes 200,000 performance linked options granted to Mr. Mrinal Sattawala.70,000 performance linked options were vested as of December 31, 2007
(2)	Includes 129,000 ADR Linked Options

(3)  ADR Linked Options

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

As the abovementioned options were issued on market prices, the recent fall in the market prices in general and the information technology companies shares in particular, the options granted to the employees have become less beneficial to our employees. In order to motivate the employees of the company (including executive and non-executive directors of the company and its subsidiaries but excluding the promoter directors of the company and its subsidiaries) to perform better, it is proposed by our Board of Directors to modify  the option terms by reducing the number of options granted and reducing the exercise price to Rs. 2/- per share. This proposal requires the approval of the shareholders through a special resolution in the ensuing Annual General Meeting to be held on June 26, 2008.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

The following table provides information relating to the beneficial ownership of our equity shares (directly or in the form of ADSs) as of  May 31, 2008 by:

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

The number and percentage of shares beneficially owned are based on  139,060,689 equity shares outstanding as of  May 31, 2008

Directors and Executive Officers	Number of Equity Shares	% of outstanding equity shares
Mr. Narendra K. Patni(1)	20,364,198	14.64
Mr. Gajendra K. Patni(2)	19,994,302	14. 38
Mr. Ashok K. Patni(3)	20,614,302	14. 82
Mr. Louis T. van den Boog(5)	48,002	0.04
Mr. Mrinal R. Sattawala(6)	58,350	0.04
Mr Surjeet Singh (8)	10,000	0.01
Mr. Satish M. Joshi	17,800	0.01
All Directors and Executive Officers as a Group	61,106,954	43.94
5% Shareholders
General Atlantic Mauritius Limited(4)	22,913,949	16.48
HSBC(7)	10,848,996	7.80
Total	94,869,,899	68.22

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

(6)   Includes 58,300 underlying shares represented by 29,150 ADRs held by Mr. Mrinal Sattawala.

(7)   Includes 8,288,428 equity shares held by HSBC Global Investment Fund A/c HSBC Global Investment Funds Mauritius Limited, 1,497,568 equity shares held by The Master Trust Bank of Japan, Ltd. A/c HSBC Indian Equity Mother Fund, 1,063,000 equity shares held by HSBC Global Investment Funds A/c HSBC Global Investment Funds Bric Freestyle.

(8)   Includes 10,000 underlying shares represented by 5,000 ADRs held by Mr. Surjeet Singh.

As otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. We are not aware of any arrangement, the consummation of which may at a subsequent date, result in a change in our control.

As of May 31, 2008, approximately 99.73% of our equity shares were held in the names of 43,799 record holders with registered addresses in India. As of May 31, 2008, there were 10 U.S. holders of record with registered addresses in the U.S. who accounted for less than 0.02% of our equity shares.

7.B. Related party transactions

Patni Family Companies

We enter into various transactions from time to time in the ordinary course of our business with several companies in which certain of our directors, Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni, are directors and in which they and members of their families have substantial shareholdings. Such transactions were consummated on terms we believe are equivalent to those that prevail in arm’s-length transactions.  Mr. Narendra K. Patni does not have any management responsibilities in any of these companies. These companies are:

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

These transactions have comprised the following:

•  operating lease payments for residential and commercial property from these companies and the relatives of our founders, amounting to  $266,325, $127,748 and $ 93,725 for the years ended December 31, 2005, 2006 and 2007; and

•  security deposits paid by us for operating leases, with amounts outstanding totaling $251,569, $107,203 and $ 120,478 for the years ended December 31, 2005, 2006 and 2007.

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

Consultancy Agreement

We have entered into a consultancy agreement with Patni Americas Inc. (formerly known as Patni Computer Systems, Inc)., our U.S. subsidiary, for, among other things, the secondment of Mr. Narendra K. Patni. See “Item 6. B. Directors, Senior Management and Employees—Service Agreements.”

Donations

We have given donations to the Ravindra Patni Charitable Trust, in which our director Mr. Gajendra K. Patni is one of the trustees, totaling $56,699 for the year ended December 31, 2005. However, pursuant to a resolution of our Board of Directors on August 26, 2005, we have determined that we will not make any future donations to the Ravindra Patni Charitable Trust or any other trust or similar entity owned or controlled by any member of the Patni Family or any trust or similar entity in which a member of the Patni Family is a trustee. The restriction will not apply to any trust set up by us, the majority of whose trustees are independent trustees, including independent of any member of the Patni Family, and the investments in, and activities of, any such trust are reviewed on an on-going basis by our Board of Directors.

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

Loans

We grant personal loans to employees who are not executive officers. These loans are repayable in equal installments over periods ranging from six to 60 months. Interest on these loans is charged at 0% to 7.5%. Loans outstanding as of December 31, 2005, 2006 and 2007 were $56,662 ,$267,328 and $620,271. There are no outstanding loans to any of our directors or executive officers.

7.C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements And Other Financial Information

The following financial statements and auditors’ report for fiscal 2007 appear under Item 18 in this Annual Report:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance sheets as of December 31, 2006 and 2007

•	Consolidated Statements of Income for the years ended December 31, 2005, 2006 and 2007

•	Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2005, 2006 and 2007

•	Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007

•	Notes to the Consolidated financial statements

Amount of Export Sales

For the year ended December 31, 2007, we generated $ 658.8 million, or 99.39% of our total revenues of $662.9 million, from the export of services out of India.

Legal Proceedings

Certain income tax related legal proceedings  are pending against us. We are also involved in lawsuits and claims which arise in ordinary course of business. Please see the description of various tax proceedings in the U.S. and India under the section entitled “Taxes” under Item 5. of this Annual Report. Other than as disclosed herein, there are no such matters pending that we expect to be material in relation to our business.

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

Our Board of Directors at its meeting held on February 7, 2008 recommended a dividend of 150% of par value, i.e. Rs. 3 per share (approximately $0.07) for fiscal 2007, subject to approval of our shareholders in the Annual General Meeting to be held on June 26, 2008.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Our equity shares have been listed and traded on the Bombay Stock Exchange Limited, or BSE, and the National Stock Exchange of India Limited, or NSE, since February 25, 2004. The prices for equity shares as quoted in the official list of each of the Indian Stock Exchanges are expressed in rupees. Our ADSs evidenced by American Depositary Receipts, or ADRs, are traded in the United States on the New York Stock Exchange, or NYSE. Our ADSs commenced trading on the NYSE on December 8, 2005. Each ADS represents two equity shares. The number of our outstanding equity shares (including the underlying shares for ADSs) as of May 31, 2008 was 139,060,689. As of May 31, 2008, there were 20,161,868 privately placed ADSs (representing 20,161,868 equity shares) and  7,284,232 ADSs outstanding (representing  14,568,464 equity shares).

The table below sets forth, for the periods indicated, the reported high and low quoted prices of our shares on the BSE, NSE and the NYSE: (source www.bseindia.com, www.nse-india.com www.ny.frb.org/markets/fxrates/noon/cfm, www.nyse.com)

	BSE		NSE		NYSE
	High $	Low $	High $	Low $	High $	Low $
2007
First Quarter	11.62	8.41	11.63	8.39	24.89	19.72
Second Quarter	13.96	9.07	14.59	8.87	28.30	22.33
Third Quarter.	13.52	8.72	13.62	8.75	26.47	18.40
Fourth Quarter.	12.85	7.62	12.83	7.55	25.94	14.59
Full Year	13.96	7.62	14.59	7.55	28.30	14.59
2006
First Quarter	11.13	9.99	11.12	10.00	25.10	20.59
Second Quarter	10.00	6.39	9.95	6.36	20.87	13.94
Third Quarter.	9.24	5.92	9.22	5.90	19.31	11.81
Fourth Quarter.	10.24	8.66	10.23	8.69	22.15	18.61
Full Year	11.13	5.92	11.12	5.90	25.10	11.81
Month ended
December 2007	8.82	7.74	9.06	7.69	18.50	15.62
January 2008	8.56	4.66	8.54	4.28	16.94	11.55
February 2008	7.55	6.05	7.19	6.02	12.80	12.62
March 2008	6.05	4.74	6.79	4.77	12.62	9.84
April 2008	7.26	5.61	7.25	5.63	14.12	11.0
May 2008	6.84	6.24	6.85	6.14	13.77	12.46
June 2008 (through June 23, 2008)	6.58	5.52	6.60	5.10	13.18	11.05

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

The National Stock Exchange of India Limited

The NSE was established by financial institutions and banks to provide nationwide on-line satellite linked screen-based trading facilities with market makers and electronic clearing and settlement for securities, including Government of India securities, debentures, public sector notes and units. Deliveries for trades executed “on-market” are exchanged through the National Securities Clearing Corporation Limited. The NSE commenced operations in the wholesale debt market and capital markets in 1994 and in derivatives in 2000. As of  May 30, 2008, there were1,398 listed companies trading on the capital markets (equities) segment of the NSE. As of  May 30, 2008, the market capitalization of the NSE was approximately Rs. 50,989 billion.

The Bombay Stock Exchange Limited

The BSE, established in 1875, is the oldest stock exchange in India and has evolved over the years into its present status as the premier stock exchange of India. The BSE switched over to an on-line trading network in May 1995 and has expanded this network to over 411 cities in India. Derivatives trading commenced on the BSE in 2000. Retail trading in government securities commenced in June 2003. As of  April 30, 2008, the BSE had 982 members, comprising 176 individual members, 783Indian companies and 23 Foreign Institutional Investors, or FIIs. Pursuant to the BSE (Corporatization and Demutualization) Scheme 2005 of SEBI, on August 19, 2005 the BSE was incorporated as a company under the Indian Companies Act. Only a member of the BSE has the right to trade in the stocks listed on the BSE. As of April 30, 2008 there were 4,895 listed companies trading on the BSE with an estimated total market capitalization of Rs. 57,943 billion.

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

Securities Transaction Tax

The rates applicable on taxable securities transactions are specified below:

Taxable Securities Transaction	Rate	Payable by
Purchase of an equity share in a company or a unit of an equity oriented fund, where: (i) the transaction of such purchase is entered into on a recognized stock exchange; and (ii) the contract for the purchase of such share or unit is settled by the actual delivery or transfer of such share or unit	0.125%	Purchaser
Sale of an equity share in a company or a unit of an equity oriented fund, where: (i) the transaction of such sale is entered into on a recognized stock exchange; and (ii) the contract for the sale of such share or unit is settled by the actual delivery or transfer of such share or unit	0.125%	Seller
Sale of an equity share in a company or a unit of an equity oriented fund, where; (i) the transaction of such sale is entered into on a recognized stock exchange; and (ii) the contract for the sale of such share or unit is settled otherwise than by the actual delivery or transfer of such share or unit	0.025%	Seller

Taxable Securities Transaction	Rate	Payable by
Sale of derivatives where the transaction of such sale is entered into on a recognized stock exchange	0.017%	Seller
Sale of a unit of an equity oriented fund to the Mutual Fund	0.25%	Seller

The responsibility for collection of the securities transaction tax lies with the stock exchange where the purchase of securities takes place. The rates were applicable with effect from June 1, 2006.

From April 1, 2008, Securities Transaction Tax has been prescribed for following transactions:

Taxable Securities Transaction	Rate	Payable by
Sale of an option in Securities (payable on Option premium)	0.017%	Seller
Sale of option in securities ,where option is exercised on settlement price	0.125%	Purchaser
Sale of futures in securities	0.017%	Seller

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

If the Chairman of the Board is an executive director then not less than 50 per cent of the Board of Directors should comprise of independent directors. If the Chairman of the board is a non-executive director, then at least one third of the board should comprise of independent directors.If the non-executive Chairman is a promoter or is related to the promoters or persons occupying management positions at the Board or at one level below the Board, at least one half of the Board should consist of independent directors.

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

The non-management directors must meet at regularly scheduled executive sessions without management.	There is no comparable requirement under Indian law. The Board of Directors (as a whole) is required to meet at least four times a year, with a maximum gap of four months between any two meetings.

Standard for NYSE-Listed Companies	Requirements under our Indian Listing Agreements

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

Standard for NYSE-Listed Companies	Requirements under our Indian Listing Agreements

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

Standard for NYSE-Listed Companies	Requirements under our Indian Listing Agreements

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

Standard for NYSE-Listed Companies	Requirements under our Indian Listing Agreements

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

Standard for NYSE-Listed Companies	Requirements under our Indian Listing Agreements

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.	Corporate governance requirements for listed companies in India are included in Clause 49 of the Indian listing agreements required to be entered into with the stock exchanges.

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

Our authorized share capital consists of 250,000,000 equity shares with a par value of Rs. 2 each. As of May 31, 2008, 139,060,689 equity shares were issued and outstanding and fully paid. On August 30, 2003 we effected a one for two stock split in the form of a stock dividend. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. Substantially all of our equity shares are in non-physical form.

We use the following terms in our Articles:

•  NKP Group means Mr. Narendra K. Patni, certain of his family members, iSolutions Inc. and certain of their named entities and their respective permitted transferees and the depository bank;

•  GKP Group means Mr. Gajendra K. Patni, certain of his family members and their respective permitted transferees and the depository bank;

•  AKP Group means Mr. Ashok K. Patni, certain of his family members and their respective permitted transferees and the depository bank;

•  General Atlantic means General Atlantic Mauritius Limited, its successors and permitted assigns and General Atlantic Group means General Atlantic and its permitted transferees and the depositary bank; and

•  For the purposes of this document, Significant Shareholder means each of these groups.

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

•  the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to one-tenth of the sum of its paid up share capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

•  the balance of the reserves after withdrawal shall not fall below 15% of its paid up capital.

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

•  the election of a director by minority shareholders; and

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

Register of Shareholders; Record Dates

We are required to maintain a register of shareholders at our registered office. The register and index of beneficial owners maintained by a depository under the Depositories Act, 1996 is deemed to be an index of members and register and index of debenture holders. We recognize as shareholders only those persons who appear on our register of shareholders and do not recognize any person holding any share or part of it upon any trust, express, implied or constructive, except as permitted by law. In the case of shares held in physical form, we register transfer of shares on the register of shareholders upon receiving the share transfer form duly complete in all respects accompanied by a share certificate or if there is no certificate, the letter of allotment in respect of shares to be transferred together with duly stamped transfer forms. In respect of electronic transfers, the depositary transfers shares by entering the name of the purchaser in its books as the beneficial owner of the shares. We then enter the name of the depositary in our records as the registered owner of the shares. The beneficial owner is entitled to all the rights and benefits as well as the liabilities with respect to the shares that are held by the depositary.

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

Buy-back

Pursuant to Section 77A of the Indian Companies Act and the SEBI (Buyback of Securities) Regulations, 1998, as amended, a listed company may buy its equity shares out of its free reserves or securities premium account or the proceeds of any equity shares or other specified securities if so authorized by the articles of association. No buy-back of any kind of shares or other specified securities can be made out of the proceeds of an earlier issue of the same kind of securities. If such buy-back constitutes more than 10% of the total paid-up equity capital and free reserves of the company, it shall require the approval of at least 75% of the shareholders present and voting at a general meeting of shareholders of such company. A board resolution will constitute sufficient corporate authorization for a buy-back within the above limit. A company may buy-back  up to 25% of its paid-up equity capital  and free reserves provided that the buy-back of equity shares in any financial year  shall not  exceed 25% of the paid-up equity capital of a company in that financial year.

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

Discriminatory Provisions in the Articles

Other than as stated herein, there are no provisions in our Articles discriminating against any existing or prospective shareholder as a result of such shareholder owning a substantial number of shares.

10.C. Material Contracts

Other than described elsewhere in the document herein, we have not entered into any material contracts in the two years preceding the date of this Annual Report, other than contracts entered into in the ordinary course of business.

10.D. Exchange Controls

The subscription, purchase and sale of shares of an Indian company are governed by various Indian laws restricting the issuance of shares by the company to non-residents or subsequent transfer of shares by or to non-residents. These restrictions have been relaxed in recent years. Set forth below is a summary of various forms of investment, and the restrictions applicable to each, including the requirements under Indian law applicable to the issue of ADSs.

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

ADSs

Issue of ADSs

Subject to the fulfillment of certain conditions, including compliance with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, or the 1993 Regulations, as amended from time to time, Indian companies issuing ADSs are not required to obtain the prior approval of the Ministry of Finance or the Reserve Bank of India(RBI), except in certain cases. An Indian company issuing ADSs must comply with certain reporting requirements specified by the RBI.

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

•      the proceeds of the ADS issue raised abroad shall be repatriated to India within a period of one month from the closing of the issue. However, the proceeds of the ADS offering can also be retained abroad to meet the future foreign exchange requirements of the company; and

•      the issue-related expenses in relation to the public issue of ADSs under this scheme will be subject to a ceiling for public issues and private placements of GDSs/ ADSs. Issue-related expenses will include underwriting commissions and charges, legal expenses and reimbursable expenses. Issue-related expenses shall be passed on to shareholders participating in the sponsored issue on a pro-rata basis. Issue-related expenses beyond the ceiling will require the approval of the RBI.

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

Taxation of Distributions

Currently dividend income is exempt from tax for all shareholders (whether resident in India or not). However, the company declaring/distributing dividends is required to pay, in addition to corporate tax, a tax on dividends distributed, called dividend distribution tax at the rate of 16.995% including a surcharge of 10% on the total amounts distributed as dividend and an education and a Higher education cess at the rate of 2% and 1% respectively of such tax and surcharge.

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

Pursuant to Section 115AC of the Income-tax Act read with the provisions of the 1993 Regulations, long term capital gains realized on sale of ADSs (not covered above) will be subject to tax at the rate of 10% excluding the applicable general surcharge and education surcharge. Where the beneficial holder of the ADS is an individual the tax shall be increased by a 10 % general surcharge (if the total income is in excess of Rs. 1,000,000 during the previous year) and education cess of 2% and Higher education cess 1% on tax and general surcharge. Where the beneficial holder is a non-resident company, the above amount of tax shall be increased by a 2.5% general surcharge and 2% and 1% education cess and Higher education cess respectively. This tax is levied in India by withholding the tax at the above rates.

Any income arising from the transfer of equity shares held as long term capital asset that is subject to securities transaction tax, which is effective from October 1, 2004, shall be exempt from long term capital gains tax. Any income arising from the transfer of equity shares held as a short term capital asset, that is subject to securities transaction tax (effective from October 1, 2004), shall be taxed at a rate of 15% (effective 1st April 2008) plus a general surcharge of 10% for individuals having total income in excess of Rs. 1,000,000 during the previous year or 2.5% in case of foreign companies, and an additional 2% and 1% education cess and Higher education cess respectively on tax and surcharge amount.

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

Where the income is classified as trading or business income, and is found liable to tax in India, non-resident companies will be taxed in India on the net income at the rate of 40% increased by 2.5% surcharge and 2% and 1% education and Higher education cess respectively. Further, MAT will apply in such cases. Non-residents other than companies or residents will be taxed at 30% increased by 10% surcharge and 2% and 1% education and Higher education cess respectively, on trading or business income.

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

Further, the provisions of MAT will also be applicable to corporates from the tax year beginning April 1, 2007 claiming deduction under section 10A and 10B of the Indian Income Tax Act. (which mainly includes IT companies) and based on the provisions, corporates will be liable to pay MAT at the rate of 11.33% (including a surcharge of 10% and an education cess and a Higher education cess at the rate of 2% and 1% respectively of such tax and surcharge) or tax computed as per normal provisions, whichever is higher.

Securities Transaction Tax

The Finance Act, 2004 has introduced certain new provisions with regard to taxes on the sale and purchase of securities, including equity shares. On and after October 1, 2004, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay each a Securities Transaction Tax, or STT at the rate of 0.125% of the transaction value of the securities, if a transaction is a delivery based transaction i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities, if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. The Finance Bill, 2008 proposes to impose STT, effective from April 1 2008, with respect to a sale and purchase of a derivative in a recognized stock exchange as follows: (i) in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.017% of the option premium; (ii)in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.017%.The STT can be set-off against business income tax, in accordance with the provisions of the Income-tax Act, provided the gains on the transactions are taxed as business income and not as capital gains.

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

The 1993 Regulations provides that if the equity shares are sold on a recognized stock exchange in India against payment in Indian rupees, they will no longer be eligible for preferential tax treatment. It is unclear as to whether section 115AC and the 1993 Regulations are applicable to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon conversion of the ADSs. It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 40% excluding the applicable general surcharge of 2.5% and education of 2% and Higher education cess of 1% in case of a foreign company, and 30%, excluding the applicable general surcharge and education and Higher education cess, in case of resident and non-resident employees at the applicable slab rate (10%, 20% or 30%, as the case may be) and increased by a general surcharge of 10% for individuals having total income in excess of Rs. 1,000,000 plus 2% and 1% education and Higher education cess respectively on tax and general surcharge.

In case of persons other than individuals and companies, the rate of tax would be 30% increased by a 10% surcharge, and a 2% and 1% education and Higher education cess respectively.

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

Service tax

Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 12%, plus education cess of 2% and Higher education cess of 1% on tax. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the government account.

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

Our periodic reports and other information may also be inspected at the offices of the New York Stock Exchae located at 20 Broad Street, New York, New York 10005.

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

We have sought to reduce the effect of exchange rate fluctuations on our operating results by entering into foreign exchange forward and options contracts. As of December 31, 2006, we had outstanding forward contracts of $182.6 million. As of December 31, 2007, we had outstanding forward contracts in the amount of $165.2 million, JPY 481.6 million ($4.3 million) and Euro 4 million ($5.6 million), outstanding  written options of Euro 5 million ($7 million), outstanding currency purchased options in the amount of  $81.5 million and outstanding currency written options in the amount of $2.5 million These contracts typically mature within 1-29 months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these instruments only for hedging purposes. We may not purchase contracts adequate to insulate ourselves from all foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such contracts may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies.

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

Fair Value. The fair value of our market rate risk sensitive instruments, other than forward contracts and option contracts, closely approximates their carrying value.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Modification in the rights of security holders

On April 25, 2006, our Board, subject to the approval of our shareholders, recommended the amendment of our ESOP 2003 plan to provide an option to the Company to grant ADR-linked stock options to enable certain employees outside India to acquire ADSs upon exercise of options. The shareholders of the Company at the annual general meeting held on June 21, 2006 approved the said amendment to the Patni ESOP 2003 plan to enable the Company to issue up to 2,000,000 ADR linked stock options to the employees of the Company as well as its subsidiaries.

Accordingly, the amended plan, i.e., “Patni ESOP 2003- Revised 2006” has come into force with effect from June 21, 2006.

During 2007 there has been no modifications to the right of security holders.

Use of proceeds

In our initial offering of our ADSs, completed on December 8, 2005, we issued 6,156,250 ADSs, representing 12,312,500 equity shares of Rs. 2 each, to an underwriting syndicate (including the underwriters’ over-allotment option of 1,031,250 ADSs representing 2,062,500 equity shares) at an initial offering price of $20.34 per ADS pursuant to a registration statement filed on Form F-1 (File No.333-129771) with the SEC. The managing underwriters were Goldman Sachs (Asia) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and ABN AMRO Rothschild LLC. We received approximately $117 million in net proceeds from the offering (after adjusting for direct expenses relating to the offering of ADSs of approximately $8.2 million, out of which $7.6 million was paid as underwriting and management consulting fees and $0.6 million was paid for other expenses).

As of December 31, 2007, US$62 million had been utilized for capital expenditure for office facilities and the balance $55 million remained as cash and cash equivalents pending utilization.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

As of the end of the period covered by this Annual Report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended).Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2007, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31.2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations (COSO)  of the Treadway Commission in “Internal Control-Integrated Framework”. This assessment included an evaluation of the design and operation of internal controls over financial reporting. Based on this assessment, the management concluded that, as of December 31, 2007, the Company has maintained effective internal controls over financial reporting.

Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2007.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Patni Computer Systems Limited:

We have audited Patni Computer Systems Limited’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Patni Computer Systems Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Patni Computer Systems Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Patni Computer Systems Limited and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated April 17, 2008, except as to note 27.1.2, which is as of June 10, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Mumbai, India

April 17, 2008

Changes in internal control over financial reporting

During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Mr. Arun Duggal (Chairman),  Mr. Pradip Shah and and Mr. Ramesh Venkateswaran, each of whom is an independent director pursuant to the applicable rules of the Securities Exchange Commission and the NYSE. See “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Mr. Arun Duggal is an Audit Committee Financial Expert as defined in item 401(h) of Regulation S-K.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees for professional audit services rendered by KPMG for the audit of the Company’s annual financial statements for 2007 and 2006, and fees billed for other services rendered by KPMG.

Fiscal Year Ended December 31,	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Total Fees
	(Amounts in US$ )
2006	632,886	2,016	580,000	259,932	1,474,834
2007	795,747	—	132,462	169,719	1,097,928

Audit fees

Audit fees represents fees for professional services in connection with the audit of Company’s annual consolidated financial statements and reviews of interim financial statement in accordance with US GAAP, report concerning internal control over financial reporting, as well as audits of standalone and consolidated financial statements of the Company and its subsidiaries prepared in accordance with Indian GAAP.

Audit-related fees

Audit-related fees represent fees for professional services rendered in connection with ESOP related matters.

Tax fees

Services provided primarily consist of tax compliance, assistance with tax examinations and corporate tax advisory services.

All other fees

Services provided primarily consist of payroll related tax issues, transfer pricing study and quality review in respect of  IT applications of the company.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

During fiscal 2007, there were no purchases made by or on behalf of us or any affiliated purchaser of shares of any class of our securities that are registered pursuant to Section 12 of the US Securities and Exchange Act,1934, as amended.

In February 2008, our  Board of Directors  approved the proposal to buy- back fully paid equity shares to the extent upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 2,370 million ($60.1 million) in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions  of the Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 1998 (“Buy Back Regulations”), for which necessary public announcements have been made in April 2008. The Company plans to announce the date  of buyback at a future date.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statement and auditors report for fiscal 2007 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

•  Report of Independent Registered Public Accounting Firm.

•  Consolidated Balance Sheets as of December 31, 2006 and 2007.

•  Consolidated Statements of Income for the years ended December 31,  2005, 2006 and 2007

•  Consolidated Statements of Stockholders Equity and Comprehensive Income for the years ended December 31,  2005, 2006 and 2007.

•  Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007.

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

** 4.9

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

12.2

Certification of Chief Financial Officer under Section 302 of the Sarbanes Oxley Act

13.1

Certification of Chief Executive Officer under Section 906 of the Sarbanes Oxley Act

13.2

Certification of Chief Financial Officer under Section 906 of the Sarbanes Oxley Act

*      Previously filed on November 17, 2005 with the SEC on Form F-1 (File Number 333-129771)

#      Incorporated by reference from Form S - 8 (file number 33-137306)

**   Previously filed on March,5 2008 with the SEC on Form 20F/A (File Number  001-32692 08666713)

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
Date:June 24, 2008

Patni Computer Systems Limited and subsidiaries
Consolidated financial statements
Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Patni Computer Systems Limited:

We have audited the accompanying consolidated balance sheets of Patni Computer Systems Limited and subsidiaries (the ‘Company’) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patni Computer Systems Limited and subsidiaries as of December 31, 2007 and 2006, and the results of  their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2.1.27 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share- Based Payment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Patni Computer Systems Limited’s internal control over financial reporting as of December 31, 2007, based on  criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 17, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Mumbai, India

April 17, 2008, except as to note 27.1.2, which is as of June 10, 2008.

Patni Computer Systems Limited and subsidiaries

Consolidated balance sheet

	As of
	December 31, 2006	December 31, 2007
Assets
Current assets
Cash and cash equivalents	$46,510,009	$32,625,979
Investments	242,968,048	297,726,183
Accounts receivable, net	115,618,504	136,371,683
Costs and estimated earnings in excess of billings on uncompleted contracts	22,834,345	32,417,391
Deferred income taxes	10,240,528	6,879,161
Prepaid Expenses	2,155,676	2,132,687
Other current assets	9,860,763	30,600,531
Total current assets	450,187,873	538,753,615
Deferred income taxes	370,529	12,479,374
Investments	3,048,092	3,425,527
Other assets	11,457,225	24,475,694
Property, plant and equipment, net	125,757,824	171,026,782
Intangible assets, net	9,687,443	31,881,136
Goodwill	39,831,664	66,713,170
Total assets	$640,340,650	$848,755,297
Liabilities and shareholders’ equity
Current liabilities
Capital lease obligation	301,138	277,704
Trade accounts payable	11,010,564	10,517,823
Billings in excess of costs and estimated earnings on uncompleted contracts	3,324,581	3,555,245
Income taxes payable	23,213,916	14,004,172
Deferred income taxes	108,637	—
Accrued expenses	43,307,501	55,079,924
Other current liabilities	38,221,746	34,287,255
Total current liabilities	119,488,083	117,722,123
Capital lease obligations excluding current instalments	390,653	325,853
Other liabilities	8,124,060	25,362,959
Income taxes payable	—	22,574,083
Deferred income taxes	3,744,639	1,806,178
Total liabilities	$131,747,435	$167,791,196

Commitments and contingencies
Shareholders’ Equity
Common shares Rs. 2 par value; Authorized 250,000,000 shares (Issued and outstanding; 138,281,853 shares and 139,009,409 shares as of December 31, 2006 and 2007 respectively).	6,122,960	6,158,044
Additional paid-in capital	305,030,981	313,350,315
Retained earnings	183,197,559	285,238,586
Accumulated other comprehensive income	14,241,715	76,217,156
Total shareholders’ equity	$508,593,215	$680,964,101

Total liabilities and shareholders’ equity	$640,340,650	$848,755,297

See accompanying notes to the consolidated financial statements

Patni Computer Systems Limited and subsidiaries

Consolidated statements of income

	Year ended December 31,
	2005	2006	2007
Revenues	$450,331,932	$578,850,882	$662,911,669
Cost of revenues	292,455,690	373,965,978	450,085,130
Gross profit	157,876,242	204,884,904	212,826,539
Selling, general and administrative expenses	85,905,893	106,471,937	116,260,200
Provision for doubtful debts and advances	(151,954)	1,191,017	1,181,753
Foreign exchange (gain)/loss, net	1,693,145	2,747,926	(23,350,920)
Operating Income	70,429,158	94,474,024	118,735,506
Other income/(expense)
Interest and dividend income	4,189,776	10,087,916	12,540,158
Interest expense	(2,044,366)	(2,839,930)	(3,592,436)
Gain on sale of investments, net	1,128,071	1,679,097	6,370,002
Other (expense)/income, net	966,620	3,541,426	1,706,227
Income before income taxes	74,669,259	106,942,533	135,759,457
Income taxes	13,802,583	47,691,763	21,783,963
Net Income	$60,866,676	$59,250,770	$113,975,494
Earnings per share
Basic	$0.48	$0.43	$0.82
Diluted	$0.48	$0.43	$0.82
Weighted average number of common shares used in computing earnings per share
Basic	125,736,592	137,957,477	138,660,785
Diluted	127,457,632	138,904,860	139,569,933

See accompanying notes to the consolidated financial statements

Patni Computer Systems Limited and subsidiaries

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2005, 2006 and 2007

(in $ except share data)

			Additional			Accumulated Other
	Common shares		Paid-In-	Retained	Comprehensive	Comprehensive	Shareholders
	Shares	Par value	Capital	Earnings	Income	Income	Equity
Balance as of January 1, 2005	124,997,009	5,542,301	180,906,859	78,179,165		$8,598,454	$273,226,779
Common shares issued, net of direct expenses	12,312,500	537,304	116,484,548				117,021,852
Issuance of equity shares on exercise of options	488,890	21,995	1,692,396				1,714,391
Tax benefit arising on exercise of stock options			136,816				136,816
Cash dividend on common shares				(6,533,898)			(6,533,898)
Comprehensive income
Net income				60,866,676	60,866,676		60,866,676
Other comprehensive income:
Translation adjustment					(7,278,016)		(7,278,016)
Unrealised gain on investments, net of tax of $261,520					560,447		560,447
Unrealised loss on cash flow hedging derivatives, net of tax of $ Nil					(1,026,624)		(1,026,624)
Minimum pension liability, net of tax of $194,848					340,647		340,647
Comprehensive income					53,463,130	(7,403,546)
Balance as of December 31, 2005	137,798,399	$6,101,600	$299,220,619	$132,511,943		$1,194,908	$439,029,070
Issuance of equity shares on exercise of options	483,454	21,360	1,802,953				1,824,313
Tax benefit arising on exercise of stock options			23,338				23,338
Compensation cost related to employee stock option plan			3,984,071				3,984,071
Cash dividend on common shares				(8,565,154)			(8,565,154)
Comprehensive income
Net income				59,250,770	59,250,770		59,250,770
Other comprehensive income:
Translation adjustment					9,256,054		9,256,054
Unrealised gain on investments, net of tax of $1,076,106					2,102,200		2,102,200
Unrealised gain on cash flow hedging derivatives, net of tax of $ Nil					2,531,633		2,531,633
Comprehensive income					73,140,657	13,889,887
Adjustment to initially apply FASB Statement No. 158, net of tax of $323,655						(843,079)	(843,079)
Balance as of December 31, 2006	138,281,853	$6,122,960	$305,030,981	$183,197,559		$14,241,716	$508,593,216

See accompanying notes to the consolidated financial statements

(in $ except share data)

	Common shares		Additional Paid-In-	Retained	Comprehensive	Accumulated Other Comprehensive	Shareholders
	Shares	Par value	Capital	Earnings	Income	Income	Equity
Balance as of December 31, 2006	138,281,853	6,122,960	305,030,981	183,197,559		$14,241,716	$508,593,216
Issuance of equity shares on exercise of options	727,556	35,084	3,203,887				3,238,971
Tax benefit arising on exercise of stock options			442,165				442,165
Compensation cost related to employee stock option plan			4,673,281				4,673,281
Cash dividend on common shares				(11,934,467)			(11,934,467)
Comprehensive income
Net income				113,975,494	113,975,494		113,975,494
Other comprehensive income:
Translation adjustment					58,571,590		58,571,590
Unrealised gain on investments, net of tax credit of ($424,845)					4,870,285		4,870,285
Unrealised losses on derivative instruments:
Unrealised holding gains (losses) arising during the year					10,750,148		10,750,148
Less: Reclassification adjustment included in net income					(11,792,707)		(11,792,707)
Amortization of losses related to pension and other post retirement benefits, net of tax of $47,185					(423,876)		(423,876)
Comprehensive income					175,950,934	61,975,440	—

Balance as of December 31, 2007	139,009,409	$6,158,044	$313,350,315	$285,238,586		$76,217,156	$680,964,101

See accompanying notes to the consolidated financial statements

Patni Computer Systems Limited and subsidiaries

Consolidated Statements of cash flows

	Year ended December 31,
	2005	2006	2007
Operating activities
Net income	$60,866,676	$59,250,770	$113,975,494
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	15,960,705	19,573,548	25,053,060
Deferred taxes	(1,889,293)	4,344,470	(10,130,035)
Provision/(recovery) for doubtful debts and advances	(151,954)	1,191,017	1,181,753
(Gain)/loss on sale of property, plant and equipment, net	(3,176,152)	(21,977)	(265,426)
(Gain) / loss on sale of investments	(1,128,071)	(1,679,097)	(6,370,002)
Compensation cost related to employee stock option plan	—	3,984,071	4,673,281
Change in assets and liabilities
Accounts receivable	(3,531,903)	(40,234,185)	(13,492,304)
Costs and estimated earnings in excess of billings on uncompleted contracts	(11,162,155)	3,955,003	(8,300,239)
Other current assets	3,431,844	(735,650)	(21,663,190)
Other assets	(142,962)	(579,720)	1,252,142
Trade accounts payable - others	1,428,007	4,025,950	(1,804,558)
Billings in excess of costs and estimated earnings on uncompleted contracts	(456,143)	859,218	59,255
Taxes payable	(463,113)	4,956,360	10,775,958
Tax benefit on exercise of stock options	136,816		47,841
Accrued expenses	6,069,364	16,246,514	8,104,178
Other current liabilities	14,815,277	(17,063,525)	4,222,173
Other liabilities	(7,548,512)	1,018,325	3,952,833
Net cash provided by operating activities	$73,058,431	$59,091,092	$111,272,214
Investing activities
Purchase of property, plant and equipment	(53,282,451)	(48,620,365)	(61,891,010)
Proceeds from sales of property, plant and equipment	4,336,910	83,097	557,761
Purchase of investments	(542,994,281)	(781,204,843)	(1,149,342,754)
Proceeds from sale of investments	485,768,961	686,658,104	1,134,569,183
Payments for acquisition, net of cash acquired	(5,578,772)	(12,184,832)	(33,795,203)
Payments for acquisition of technology related intangibles	—	(497,879)	(20,368,599)
Tax benefit on incentive stock option of Patni Telecom	—	340,366	235,057
Net cash used in investing activities	$(111,749,633)	$(155,426,352)	$(130,035,565)

See accompanying notes to the consolidated financial statements

	Year ended
	2005	2006	2007
Financing activities:
Payment of capital lease obligations	(329,168)	(390,886)	(429,987)
Dividend on common shares	(6,531,628)	(8,562,666)	(11,933,401)
Proceeds from common shares issued, net of expenses	118,736,243	1,824,313	3,238,971
Tax benefit arising on exercise of stock options	—	23,338	442,165
Net cash provided by/(used in) financing activities	$111,875,447	$(7,105,901)	$(8,682,252)
Effect of exchange rates changes on cash and cash equivalents	(1,508,142)	1,131,571	13,561,572
Net increase/(decrease) in cash and cash equivalents	73,184,245	(103,441,161)	(27,445,603)
Cash and cash equivalents at the beginning of the year	77,143,498	148,819,600	46,510,010
Cash and cash equivalents at the end of the year	$148,819,600	$46,510,010	$32,625,979
Supplemental disclosure of cash flow information:
Interest paid	$673,158	$4,905,069	$26,764
Income taxes paid	$15,294,446	$39,945,075	$29,532,237
Non cash investing and financing activities:
Additions to property, plant and equipment, represented by capital lease obligations	$471,644	$361,133	$264,138
Property, plant and equipment acquired on credit	$2,104,773	$4,814,076	$558,012

See accompanying notes to the consolidated financial statements

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

1	Organization and nature of business

1.1.1

Patni Computer Systems Limited (“Patni”) is a company incorporated in India under the Indian Companies Act, 1956. In February 2004, Patni completed initial public offering of its equity shares in India and in December 2005, the Company completed initial public offering of American Depositary Shares in the United states of America (USA).

1.1.2

Patni Computers Systems (UK) Limited (“Patni UK”), a company incorporated in the United Kingdom (UK), Patni Computer Systems GmbH (“Patni GmbH”), a company incorporated in Germany and Patni Americas, Inc. (“Patni USA”) formerly known as Patni Computer Systems, Inc., a company incorporated in Massachusetts, USA are 100% owned subsidiaries of Patni. On November 3, 2004, Patni USA, acquired 100% equity in Patni Telecom (formerly known as Cymbal Corporation), a company incorporated in California, USA, together with its subsidiaries in India, UK & Thailand, for consideration in cash. In July, 2007, Patni USA, acquired 100% equity in Patni Life Sciences Inc. (formerly known as Taratec Development Corporation), a company incorporated in New Jersey, USA, for consideration in cash. Further, Patni also has foreign branch offices in the USA, Japan, Sweden, Australia, Korea, Netherlands, Finland, UAE, South Africa and Canada. In 2007 the Company has also set up a subsidiary in Brazil named Patni Computer Systems Brasil Ltda.

Cymbal Information Services (Thailand) Ltd., subsidiary of Patni Telecom has been dissolved and the liquidation has been completed in May, 2006.

1.1.3

Patni together with its subsidiaries (collectively, “Patni Group” or “the Company”) is engaged in IT consulting, software development and Business Process Outsourcing (“BPO”). The Company provides multiple service offerings to its clients across various industries comprising financial services, insurance services, manufacturing, communications, media and entertainment and technology services (comprising independent software vendors and product engineering) and other industries such as energy and utilities, retail, logistics and transportation. The various service offerings comprise application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, quality assurance services and BPO services.

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

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

2	Summary of significant accounting policies (Continued)

Accounting estimates

2.1.3

The preparation of financial statements in conformity with US GAAP requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. The actual results could differ from these estimates. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financials statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

Revenue and cost recognition

2.1.4

The Company derives its revenues primarily from software services and to a lesser extent from BPO services. Revenue is recognized when there is persuasive evidence of a contractual arrangement with customers, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Software services are provided either on a fixed price, fixed time frame or on a time and material basis. The Company’s fixed price contracts include application maintenance and support services, on which revenue is recognized ratably over the term of maintenance. Revenue with respect to other fixed price contracts is recognized on a percentage of completion basis. Revenue with respect to time-and-material contracts is recognized as related services are performed.

Guidance has been drawn from paragraph 95 of Statement of Position (‘‘SOP’’) 97-2, ‘‘Software Revenue Recognition’’ to account for revenue from fixed price arrangements for software development and related services in conformity with SOP-81-1 (“Accounting for Performance of Construction - Type and Certain Production - Type Contracts”). The input (cost expended) method has been used because management considers this to be the best available measure of progress on these contracts as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

2.1.5

The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts”, represents revenues recognized in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and the customer acceptance for the same is received. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts”, represents billings in excess of revenues recognized.

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

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

2	Summary of significant accounting policies (Continued)

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

2.1.9

Revenues from BPO Services are derived from both time-based and transaction-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contracts with the customer.

Advertising cost

2.1.10

Advertising costs incurred during the year have been expensed. The total amount of advertising costs expensed was $1.5 million, $1.6 million and $0.9 million for the years ended December, 31, 2005, 2006 and 2007.

Cash and cash equivalents

2.1.11

The Company considers investments in highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents comprise cash, deposits with banks and money market accounts.

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

2	Summary of significant accounting policies (Continued)

Investments

2.1.12

Management determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designation at each balance sheet date. At December 31, 2006 and 2007, investment securities were classified as available-for-sale or held to maturity. The investment securities classified as available-for-sale consists of units of mutual funds and other securities. Other securities consists primarily of debt instruments, that carry market interest rates and are stated at cost. Held to maturity securities consist of investment in Government bonds made by the Company pursuant to tax exemption scheme under the Indian Income Tax Act, 1961. These bonds mature in five years from the time of deposit.

2.1.13

Available-for-sale securities are carried at fair market value with unrealized gains and losses, net of deferred income taxes, reported as a separate component of other comprehensive income in the statement of shareholders’ equity and comprehensive income. The fair values represent either the quoted market prices for the investments at balance sheet date where available or Net Asset Value (“NAV”) as stated by the issuers of these mutual fund units in the published statements. NAVs represents the price at which the issuer will issue further units in the mutual fund and the price at which the issuer will redeem such units from the investors. Accordingly, such NAV are analogous to fair market value with respect to these investments as transactions of these mutual funds are carried out at such prices between investors and the issuers of these units of mutual funds.

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

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

2	Summary of significant accounting policies (Continued)

Business combinations, goodwill and intangible assets (Continued)

2.1.15

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is not amortized but is tested for impairment at least on an annual basis at year end, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

2.1.16

Intangible assets acquired either through business combination or individually are amortized over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Intangible assets comprise customer and technology related intangibles and are being amortized over a period of 5-10 years. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

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

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

2              Summary of significant accounting policies ) (Continued)

Property, plant and equipment (Continued)

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

Functional and Foreign currency translation

2.1.21      The functional currency of Patni and its branches in the USA, Japan, Sweden, Finland, UAE, South Africa, Canada, Australia, Korea and Netherland is the Indian Rupee. The functional currencies of Patni’s subsidiaries are the applicable local currencies.

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

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

2	Summary of significant accounting policies (Continued)

Foreign currency transactions

2.1.23

Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the date of the transaction. Resulting gains or losses from settlement of such foreign currency transactions are included in the consolidated statements of income. Unsettled monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Transaction gain or loss arising from change in exchange rates between the date of transaction and year exchange rates are included in the consolidated statements of income.

Income taxes

2.1.24

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in results of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the assets will not be realised. The Company recognizes interest and penalties related to uncertain tax positions in Other (expense)/income.

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

Retirement benefits to employees

2.1.26

Contributions to defined contribution plans are charged to income in the period in which they accrue. Current services costs for defined benefit plans are accrued in the period to which they relate, based on actuarial valuation performed by an independent actuary in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 132R “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, both as amended by SFAS No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans” . The Company adopted SFAS No. 158 as of December 31, 2006 which requires the net funded position of the plans to be recognized as an asset or liability in the employers’ balance sheet.

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

2              Summary of significant accounting policies (Continued)

Stock-based compensation

2.1.27      The Company adopted SFAS No. 123R, “Share-Based Payment” (SFAS No. 123R) effective January 1, 2006. This statement requires compensation expense relating to share-based payments to be recognized in net income using a fair value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a accelerated basis over the requisite service period, which is generally the vesting period. The Company elected the modified prospective method as prescribed in SFAS No. 123R and therefore, prior period was not restated. Under the modified prospective method, this statement was applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted equity-based awards for which the requisite service had not been rendered as of January 1, 2006. The Company granted stock options under the ‘Patni ESOP 2003 Revised 2006’ plan (‘the plan’). See Note 17 for further discussion.

2.1.28      Prior to January 1, 2006, the company accounted for share-based employee compensation under the provisions of SFAS No. 123 using the intrinsic value method prescribed by APB No. 25 and related interpretations. Under the intrinsic value method, no compensation expense was recognized for stock options, as the exercise price of employee stock options equated the market value of the Company’s stock on the date of grant. The following pro forma net income and earnings per share information has been determined as if the Company had accounted for its share-based compensation awards issued using the fair value method in 2005.

Year ended December 31,	2005
Net income, as reported	$60,866,676
Less: Stock based employee compensation expense
determined under fair value based method, net of tax
Effects	(3,501,531)
Pro forma net income	$57,365,145
Reported earnings per share
Basic	$0.48
Diluted	$0.48
Pro forma earnings per share
Basic	$0.46
Diluted	$0.45

2.1.29      The pro forma amounts and fair value of each option grant were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2005:

Year ended December 31,	2005
Dividend yield	0.53% - 0.54%
Expected life	2-5 years
Risk free interest rates	5.74% - 6.73%
Volatility	28% - 50%

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

2	Summary of significant accounting policies (Continued)

Stock-based compensation (Continued)

The Black-Scholes model is a trading pricing model that does not reflect either the non-traded nature of employee stock options or the limited transferability of such options. This model also does not consider restrictions on trading for all employees, including certain restrictions imposed on senior management of the Company.

2.1.30

Prior to the adoption of SFAS 123R, the Company was required to record benefits associated with the tax deductions in excess of recognized compensation cost as an operating cash flow. However SFAS 123R requires that such benefits be recorded as a financing cash inflow. In the accompanying Consolidated Statements of Cash Flows for year ended December 31, 2006 and 2007, tax benefit of $23,338 and $442,165, respectively has been classified as financing cash flows.

2.1.31

Effective April 1, 2007, an amendment has been made to Indian Income Tax Act 1961 subjecting specified securities allotted or transferred by an employer to its employees to Fringe Benefit Tax (FBT). The liability to pay FBT by the employer arises at the time of allotment of the securities, consequent to exercise of option by the employees and is calculated on the difference between the fair value of the underlying share on the date of vesting and the exercise price paid by the employee based on the corporate tax rate. The FBT arising from such allotment of specified option is collectible from employees, which is considered as akin to a reset in the terms of the ESOP Plan as it would reduce the ultimate benefit to the employee, by way of increase in exercise price and hence is recognized as additional paid-in-capital.

Dividends

2.1.32	Dividends on common shares are recorded as a liability on the date of declaration by the shareholders at the Annual General Meeting.

Derivatives and hedge Accounting

2.1.33

The Company enters into forward foreign exchange contracts/option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on inter company and end customer accounts receivable and forecasted sales transactons denominated in foreign currencies and, upon completion of the formal documentation and testing for effectiveness, the Company designates forward and option contracts, which meet the hedging criteria, as cash flow hedges. Changes in fair values of designated cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognised in the consolidated statements of income. Changes in fair value for derivatives not designated as hedging instruments and ineffective portion of the hedging instruments are recognized in consolidated statements of income in the current period.

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

2	Summary of significant accounting policies (Continued)

Derivatives and hedge Accounting (Continued)

2.1.34

In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company will, prospectively, discontinue hedge accounting with respect to that derivative. The derivatives, which do not qualify for hedge accounting, are accordingly, recognised at fair value with gains or losses included in foreign exchange (gain)/loss in the consolidated statements of income.

Earnings per share

2.1.35

In accordance with SFAS No. 128, “Earnings per Share”, basic earnings per share is computed using the weighted average number of common and redeemable common shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and redeemable common shares and dilutive common equivalent shares outstanding during the year using the treasury stock method for options except where the result would be anti-dilutive.

Commitments and Contingencies

2.1.36

Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Reclassifications

2.1.37	Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

Recently Issued Accounting Standards

2.1.38

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company’s 2008 fiscal year. Effective January 1, 2008 the Company adopted the provisions of SFAS No. 159. The Company has not made election for fair value options for any existing eligible instruments.

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

Recently Issued Accounting Standards (Continued)

2.1.39

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of Statement 157’s fair-value measurement requirements for non financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company is currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

2.1.40

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting Statement 141R and Statement 160 on its results of operations and financial position.

Recently Adopted Accounting Standards

2.1.41

Effective January 1, 2007, the Company adopted provisions of FIN 48. FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition and derecognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, classification, interest and penalties, and disclosure. See note 18.1.11 for the impact of adopting FIN 48 on the Company’s results of operations and financial position.

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

3               Acquisitions

3.1.1        Acquisition of Patni Telecom

On November 3, 2004, Patni USA acquired 100% equity interest in Patni Telecom which is engaged in providing IT services to clients in the telecom sector. The terms of the purchase provide for payment of contingent consideration to all the selling shareholders, payable over three years, and calculated based on the achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed $33,000,000, inclusive of payments under an incentive plan for certain employees as described below. The Company has followed the consensus reached in EITF 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” and accordingly will record the contingent payments, other than payments to certain employees under the incentive plan, as goodwill in the periods in which the contingency is resolved.

As per the Stock Purchase Agreement and amendments thereof, $5,578,772, $12,184,832 and $12,402,039 was paid to the shareholders of Patni Telecom as contingent consideration based on achievement of certain revenue and margin targets for the years ended June 30, 2005, 2006 and 2007, respectively. This additional consideration has been recognized as Goodwill arising on acquisition of Patni Telecom.

Further, as a part of the acquisition, the Company initiated an incentive plan linked to revenues and margins, for certain specific employees of Cymbal. The incentive payments under this plan will not exceed $3,400,000 till June 2007. Since, the incentive payments are linked to continuing employment; the expenses under the plan are recognized as compensation for post acquisition services. Accordingly, the expenses for the years ended December 31, 2005, 2006 and 2007 have been recorded as follows:

Year ended December,31	2005	2006	2007
Cost of Revenues	$664,709	$587,001	$148,619
Selling, General and Administrative expenses	176,177	756,841	297,237

As of December 31, 2007, the Company has tested the related goodwill for impairment and concluded that there is no impairment in its carrying value.

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

3             Acquisitions (Continued)

3.1.2       Acquisition of business and assets of Logan-Orviss International Associates BV (‘LOI’)

On July 2, 2007, the Company acquired the business and assets of LOI, a European telecommunications consulting services Company. The Company believes that through this acquisition it will strengthen its presence in communication and media practice through consultancy services on IT initiatives. The consolidated financial statements include the operating results of this business combination from the date of acquisition. The purchase price of $8,613,938 (including direct acquisition related expenses of $863,938) was paid in cash.

This transaction has been accounted using the purchase method as required by SFAS No. 141 “Business Combinations”. The purchase price has been allocated to the acquired assets as per management’s estimates and independent valuation of fair values as summarized below:

Intangible assets
- Customer contracts and non contractual customer relationships	$1,370,000
- Intellectual property rights	790,000	2,160,000
Goodwill		6,453,938
Total purchase price		$8,613,938

Goodwill generated from the above acquisition was allocated to “Communications, Media and Entertainment” segment.

Further, as a part of the business acquisition, the Company initiated an incentive plan linked to revenues for certain specific employees. Management estimates that incentive payments under this plan will not exceed $13,080,000 till June 2010. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognized as compensation for post acquisition services. Accordingly, $22,664 and $222,690 have been recorded as Cost of revenues and Selling, General and Administrative expenses respectively for the year ended December 31, 2007.

3.1.3       Acquisition of Taratec Development Corporation (Taratec)

On July 23, 2007, Patni USA acquired 100% equity interest in Taratec Development Corporation(subsequently named as Patni Life Sciences), which is a leading consulting company in the life sciences industry providing integrated business, information technology, and regulatory compliance products and services.

The primary purpose for the acquisition was to enhance Patni’s market specific services and provide additional capability to support the growing and diverse requirements of the Life Sciences market, from pharmacovigilance to demand-driven supply chains. The consolidated financial statements include the operating results of Taratec Development Corporation effective July 1, 2007, the designated effective date for convenience purposes. The purchase price of $15,680,226 (including direct acquisition related expenses of $435,008), was paid in cash on July 23, 2007.

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

3             Acquisitions (Continued)

3.1.3       Acquisition of Taratec Development Corporation (Taratec) (Continued)

The terms of the purchase also provide for payment of contingent consideration to all the selling shareholders, payable over three years, and calculated based on the achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed $13,200,000. The Company has followed the consensus reached in EITF 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” and accordingly, will record the contingent payments, other than payments to certain employees under the incentive plan described below, as goodwill in the periods in which the contingency is resolved.

Further, as a part of the acquisition, the Company initiated an incentive plan linked to revenues and margins, for certain specific employees of Taratec and Patni. The incentive payments under this plan will not exceed $3,500,000 over the next three years. Since, the incentive payments are linked to continuing employment; the payments under the plan are recognized as compensation for post acquisition services. Accordingly, $156,974 and $17,867 have been recorded as Cost of revenues and Selling, General and Administrative expenses, respectively for the year ended December 31, 2007.

This transaction has been accounted using the purchase method of accounting as required by SFAS No. 141 “Business Combinations”. The purchase price, net of cash acquired of $2,843,782, has been allocated to the acquired assets and assumed liabilities as per management’s estimates and independent valuation as summarized below:

Net current assets		$2,528,948
Deferred tax asset		920,600
Property, plant and equipment		84,538
Deferred tax liability		(696,000)
Intangible assets
- Customer contracts and non contractual customer relationships	1,550,000
- Intellectual property rights	190,000	1,740,000
Goodwill		8,258,358
Total purchase price		$12,836,444

Goodwill generated from the above acquisition was allocated to “Manufacturing Services” segment.

4             Significant events

The Company’s executive directors, Mr G.K.Patni and Mr A.K.Patni, under contract of employment until October 22, 2010, ceased to be executive directors effective October 1, 2007 to become founder-directors. Termination benefit payments as provided in the contract of employment are as per the Indian Companies Act and amounted to $2,220,139, which have been recorded as selling, general and administrative expenses in the consolidated statement of income for the year ended December 31, 2007.

In their capacity as non-executive directors, an amount of $141,074 has been recorded as commission payable to Non-executive directors which forms a part of selling, general and administrative expenses.

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

5             Investments

5.1.1       Investment securities consist of the following:

	As of December 31, 2006
	Carrying Value	Gross unrealised holding gains	Gross unrealized holding losses	Fair value
Available for sale:
Mutual Fund Units:
- Liquid	$126,858,670	$1,125,406	$(9,391)	$127,974,685
- Fixed Maturity Plan	102,437,905	3,350,195		105,788,100
Other Investments	9,205,263	—		9,205,263
Amount reported as investments – current	238,501,839	4,475,601	(9,391)	$242,968,048
Held to maturity: Bonds	3,048,092	—	—	3,048,092
Amount reported as investments- non current	3,048,092	—	—	3,048,092

	As of December 31, 2007
	Carrying value	Gross unrealized holding gains	Gross unrealized holding losses	Fair Value
Available for sale:
Mutual Fund Units:
- Liquid	$136,918,416	$1,446,308	$(10,226)	$138,354,498
- Fixed Maturity Plan	135,584,588	7,475,568	—	143,060,156
Other Investments	16,311,529	—	—	16,311,529
Amount reported as investments – current	$288,814,533	$8,921,876	$(10,226)	$297,726,183
Held to maturity: Bonds	$3,425,527	—	—	$3,425,527
Amount reported as investments- non current	$3,425,527	—	—	$3,425,527

5.1.2       Dividends from securities available for sale, during the year ended December 31, 2005, 2006 and 2007 were $2,488,691, $5,941,888 and $9,946,965, respectively. Gross realized gains on sale of securities classified as available for sale was $1,141,015, $1,963,728 and $6,399,319, gross realised losses on sale of securities, available for sale was $12,945, $284,631and $31,861 for the years ended December 31, 2005, 2006 and 2007, respectively.

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

5             Investments (Continued)

5.1.3       Maturity of investment securities classified as available-for-sale and held-to-maturity were as follows as of December 31,2007:

	Carrying Value	Fair Value
Available for Sale:
Mutual Fund Units (Fixed Maturity Plan)
- Within one year	$133,047,161	$140,507,961
- Due after one year through five years	2,537,427	2,552,195
	$135,584,588	$143,060,156
Held to Maturity :
Bond
- Due after one year through five years	3,425,527	3,425,527
	$3,425,527	$3,425,527

6             Accounts receivable

6.1.1       Accounts receivable consist of the following:

	2006	2007

As of December 31,	$118,724,268	$138,699,173
Receivables
Less: Allowances for doubtful accounts	(3,105,764)	(2,327,490)

	$115,618,504	$136,371,683

6.1.2       The activity in the allowance for doubtful accounts receivable for the years ended December 31, 2005, 2006 and 2007 is as follows

	2005	2006	2007
As of December 31,
Allowance for doubtful accounts as of the beginning of the year	$3,435,320	$2,495,219	$3,105,764
Additions charged (net of recoveries) to provision for doubtful debts during the year	(164,464)	1,147,109	1,050,245
Write-downs charged against the allowance during the year	(775,637)	(536,564)	(1,828,519)

Allowance for doubtful accounts as of the end of the year	$2,495,219	$3,105,764	$2,327,490

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

7             Costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on uncompleted contracts

As of December 31,	2006	2007
Cost incurred on uncompleted contracts	$28,813,363	$37,932,876
Estimated earnings	21,676,222	33,967,584
Less: Billings till date	50,489,585	71,900,460
	(30,979,821)	(43,038,314)
	$19,509,764	$28,862,146
Included in the accompanying balance sheet under the following captions:
Costs and estimated earnings in excess of billings on uncompleted contracts Billings in excess of costs and estimated earnings on uncompleted contracts	22,834,345	32,417,391
	(3,324,581)	(3,555,245)
	$19,509,764	$28,862,146

8             Other assets

Other assets consist of the following:

As of December 31,	2006	2007
Advances to vendors	$1,340,596	$1,969,206
Prepaid gratuity costs	918,045	—
Refundable security deposit	6,708,622	7,907,629
Deferral of cost in respect of revenue arrangements	902,063	3,303,564
Due from employees	2,695,126	3,356,975
Derivative contracts	3,035,271	13,292,568
Leasehold Land	5,223,196	17,225,046
Deposit with tax authorities	—	6,829,927
Others	495,069	1,191,310
	$21,317,988	$55,076,225
Less : Other current assets
Advances to vendors	(1,340,596)	(1,969,206)
Refundable security deposit	(1,424,163)	(2,403,420)
Deferral of cost in respect of revenue arrangements	(902,063)	(3,303,564)
Due from employees	(2,663,601)	(3,181,259)
Derivative contracts	(3,035,271)	(11,721,845)
Deposit with tax authorities		(6,829,927)
Others Assasserassetds	(495,069)	(1,191,310)
	(9,860,763)	(30,600,531)
Other assets	$11,457,225	$24,475,694

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

9             Property, plant and equipment

9.1.1       Property, plant and equipment consists of the following:

As of December 31,	2006	2007
Land	$24,476	$4,339
Building	31,944,802	56,168,539
Leasehold improvements	5,814,610	7,833,303
Computer – Hardware and other service equipment	41,075,166	55,676,933
Computer – Software	23,109,772	29,953,484
Furniture and fixtures	18,092,401	20,818,460
Other equipment	27,003,946	41,844,783
Vehicles	2,295,679	2,133,390
Asset held for sale	—	3,421,179
Capital work-in-progress	26,864,096	36,962,152
Capital advances	20,537,480	18,271,144
	196,762,428	273,087,706
Less: Accumulated depreciation and amortization	(71,004,604)	(102,060,924)
	$125,757,824	$171,026,782

9.1.2       Depreciation and amortization expense on property, plant and equipment was $15,212,682, $18,605,047 and $22,965,130 for the years ended December 31, 2005, 2006 and 2007, respectively and include amortization for computer software of $3,642,520, $4,437,291 and $4,796,933 respectively. Unamortized computer software cost as at December 31, 2006 and 2007 amounted to $7,399,398 and $6,065,303, respectively.

9.1.3       Fixed assets include building amounting to $3,421,179 which is retired from active use and held for sale to an identified buyer and the sale transaction has been concluded subsequently.

10           Goodwill and intangible assets

10.1.1     Intangible assets as at December 31, 2006 and 2007 consist of the following:

As of December 31,	2006	2007
Customer related intangibles	$11,176,500	$14,009,439
Technology related intangibles	497,879	497,879
Intellectual property rights	—	21,448,600
	11,674,379	35,955,918
Less: Accumulated amortization	(1,986,936)	(4,074,782)
	$9,687,443	$31,881,136

During the year ended December 31, 2007, Patni has, through its wholly owned subsidiary, Patni USA, acquired from one of its major customers, the worldwide rights for software Proprietary Intellectual Property Rights (“IPR”) that enables communication service providers to offer customer management, retail point-of-sale and billing services for a variety of products and services. Cost of acquisition of the IPR amounting to $20,368,600

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

10          Goodwill and intangible assets (Continued)

has been capitalized as an intangible asset and is being amortized over a period of ten years. The Company intends to use this intellectual property for the purposes of software licensing, provision of reusable IP-led IT services, managed services and provision of hosted or software-as-a-service solutions. A royalty of 5% is payable to seller on such sales.

10.1.2     Amortization for the years ended December 31, 2005, 2006 and 2007 amounted to $748,023, $968,501 and $2,087,930 respectively. The estimated amortization for the intangible assets, for the next five years will be as follows:

	2008	2009	2010	2011	2012
Amortization	4,513,661	4,404,189	3,959,397	3,380,405	3,241,855

10.1.3     The movement in goodwill balance is given below:

	December 31, 2006	December 31, 2007
Balance at beginning of the year	$27,987,198	$39,831,664
Add: Additional goodwill arising on account of contingent consideration for Patni Telecom	12,184,832	12,402,039
Add: Goodwill on business acquisition	—	14,712,296
Less: Tax benefit on incentive stock option of Patni Telecom	(340,366)	(235,057)
Add: Exchange Difference		2,228
Balance at end of the year	$39,831,664	$66,713,170

Goodwill as of December 31, 2007 includes $6,453,938 which is deductible for tax purposes as per local taxation laws in the United Kingdom.

10.1.4     Goodwill as of December 31, 2006 and 2007 has been allocated to the following reportable segments:

Segment	December 31, 2006	December 31, 2007
Financial services	$2,594,374	$2,594,374
Communication, Media and Entertainment	$37,237,290	$55,860,438
Manufacturing Services	—	$8,258,358
Total	$39,831,664	$66,713,170

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

11          Change in estimate

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

These revisions to the established tax exposure reserves represented a revision to previous reserve estimates, and accordingly, such amounts have been recorded as part of the consolidated statement of income for the Company’s fiscal year ended December 31, 2006 as a change in estimate as follows:

Reduction of accrual for payroll taxes (1)	$(9,041,958)
Increase in interest expense	2,600,608
Increase in other expense (2)	(3,743,032)
Increase in income taxes - current	26,928,920
Increase in income taxes - deferred	3,421,312
$20,165,850

(1)      Included under cost of revenues

(2)      Included under other income/expense

The respective annual amounts with respect to the above amount are shown in the table provided below:

2001	2002	2003	2004	2005	Total
$(1,248,987)	$(372,881)	$2,572,523	$10,862,317	$8,352,878	$20,165,850

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

12           Accrued expenses consist of the following:

As of December 31,	2006	2007
Employee costs	$21,427,493	31,718,079
Subcontractor accruals	5,029,497	5,553,123
Professional fees payable	1,512,893	2,786,817
Others	15,337,618	15,021,905
	$43,307,501	$55,079,924

13           Other liabilities

Other liabilities consist of the following:

As of December 31,	2006	2007
Deferred revenue	$1,095,217	$4,188,096
Provision for leave encashment	12,321,032	15,440,999
Provision for retirement benefits	8,073,273	9,922,971
Capital expenditure payable	5,524,966	6,715,195
Provision for payroll tax matters	6,481,233	6,481,233
Interest on corporate taxes and other related expenses	5,744,001	8,633,630
Advance from customers	185,968	1,237,237
Others	6,920,116	7,030,853
	$46,345,806	$59,650,214
Less : Other Current liabilities
Deferred revenue	(1,095,217)	(4,188,096)
Provision for leave encashment	(12,321,032)	(15,440,999)
Provision for retirement benefits	—	(164,127)
Capital expenditure payable	(5,524,966)	(6,715,195)
Provision for payroll tax matters	(6,481,233)
Interest on corporate taxes and other related expenses	(5,744,001)
Advance from customers	(185,968)	(1,237,237)
Others	(6,869,329)	(6,541,601)
	(38,221,746)	(34,287,255)
Other Liabilities	$8,124,060	$25,362,959

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

14          Leases

14.1.1     Patni acquires certain vehicles under capital lease for a non-cancelable period of 4 years.The gross amount recorded under such capital lease is $1,255,948 with accumulated depreciation of $556,251 as at December 31, 2006. The gross amount recorded in property, plant and equipment under such capital leases is $1,375,858 with accumulated depreciation of $757,413 as at December 31, 2007. The depreciation expense in respect of these assets aggregated $321,127, $264,623 and $347,542 for the years ended December 31, 2005, 2006 and 2007, respectively.

14.1.2     Patni USA has operating lease agreements, primarily for leasing office space, that expire over the next 1-6 years. These leases generally require Patni USA to pay certain executory costs such as taxes, maintenance and insurance.

14.1.3     Patni has operating lease agreements, primarily for leasing office and residential premises. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any. Some leases contain a clause for renewal of the lease agreements. Some leases provide for annual renewal of the lease payments.

14.1.4     Patni Telecom and its subsidiaries have operating leases for office space, that expire over the next 1-3 years. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 180 days, after the initial lock-in period, if any.

14.1.5     Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future capital lease payments as of December 31, 2007 are as follows:

	Capital leases	Operating leases
2008	$300,863	$9,994,991
2009	199,958	6,364,603
2010	105,434	3,037,729
2011	40,456	753,667
beyond 2011		342,984
Total minimum lease payments	646,711	$20,493,974
Less: Amount representing interest	(43,155)
Present value of net minimum capital lease payments	603,557
Less: Current installments of obligations under capital leases	(277,704)
Obligations under capital leases, excluding current installments	$325,853

The related assets for capital leases are included under vehicles in property, plant and equipment in the consolidated balance sheets.

14.1.6    Rental expense for all operating leases for the years ended December 31, 2005, 2006 and 2007 was $10,228,316, $12,510,436 and $14,291,084, respectively.

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

15           Derivatives financial instruments

15.1.1      The Company frequently enters into foreign currency forward and option contracts to hedge inter company and end customer receivables, both anticipated and firm commitments. These contracts are entered into to mitigate foreign currency risk caused by changes in exchange rates and are used to hedge these inter company and end customer receivables. At December 31, 2007, the Company’s foreign currency contracts mature within one to twenty nine months.

Since there is a direct relationship between the forward contracts and the currency denomination of the underlying transaction, the forward contracts are highly effective in hedging the cash flows of the Company’s inter company and end customer receivables.  These forward contracts also meet the criteria for cash flow hedge accounting treatment and, accordingly, part of revaluation gains or losses on these forward contracts are included in other comprehensive income (loss) and are recognized in the consolidated statement of income based on occurance of the underlying transaction.

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

At December 31, 2007, the Company had $ 462,451 of net gains related to cash flow hedges deferred in Accumulated Other Comprehensive Income. At December 31, 2007 $ 390,968 of deferred gains on derivative instruments accumulated in other comprehensive income are expected to be reclassified to earnings during the next 12 months. There were no cash flow hedges which were discontinued during the year because of non-occurence of forecasted transaction.

15.1.2      The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	Currency	December 31, 2006	December 31, 2007
Forward contracts, sell	USD	$182,564,103		$165,170,000
Forward contracts, sell	JPY		JPY	481,580,000
Forward contracts, sell	EURO	—		€4,000,000
Foreign currency written options, sell	EURO	—		€5,000,000
Foreign currency purchased options, sell	USD	—		$81,500,000
Foreign currency written options, net sell	USD	$19,500,000		$2,500,000

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

16           Shareholders’ equity

Common shares

16.1.1      The Company has only one class of equity shares. For all matters submitted to vote in the shareholders’ meeting, every holder of equity shares (except holders of American Depository Shares - ADSs), as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held. In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company after such discharge shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

16.1.2      In December 2005, pursuant to an Initial Public Offering of American Depositary Shares, the Company issued 6,156,250 ADSs (12,312,500 common shares) for a net proceeds of $117,021,852 (after adjusting for direct expenses relating to ADSs of $8,196,274). The common shares represented by the ADSs are similar to other common shares except for voting rights. Under the depository agreement, the depository of ADSs shall vote as directed by the Board of Directors of the Company.

Retained earnings and dividends

16.1.3      Retained earnings as of December 31, 2006 and 2007 include profits aggregating $4,389,546 and $5,221,083, respectively which are not distributable as dividends under Indian Companies Act, 1956 (Companies Act).

16.1.4      The ability of Patni to declare and pay dividend under the Companies Act, is determined by its distributable profits as shown by its statutory accounts prepared in accordance with Indian GAAP. When Patni wishes to declare dividends, it is required as per the Companies Act, to transfer upto 10% of its net income (after the deduction of any accumulated deficit) computed in accordance with local regulations to a general reserve before a dividend can be declared. Also, Indian law on foreign exchange governs the remittance of dividends outside India.

17           Employee stock compensation plans

17.1.1      On June 30 2003, Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Company is authorized to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option, which may be based on service or performance criteria, to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner over four years with 25% of the options vesting at the end of each year and expire at the end of 5 years from the date of vesting. A compensation committee constituted by the Board of Directors of the Company administers the plan. The plan has been amended to enable the Company to issue up to 2,000,000 ADR linked options (wherein one ADR linked option is equal to two equity shares) to the employees of the Company as well as its subsidiaries and hence “Patni ESOP 2003- Revised 2006” has come into force with effect from June 21, 2006.

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

17           Employee stock compensation plans (Continued)

The Company issued 200,000 Performance Linked options in May 2006 to certain Senior Management Personnel under the Patni ESOP 2003-Revised 2006” Plan wherein vesting of options is dependant on achieving certain set targets.Vesting is triggered on achievement of the targets ,but no lesser than 12 months after grant of options.Based on set targets,as at 31 December 2007, 70,000 options vested. Compensation cost is recognised on a cumulative catch up basis based on the assessment of probability of performance criteria being achieved.

17.1.2      The weighted average grant date fair values of options granted during the year ended December 31,2005 and 2006 are $3.10 and $3.85 respectively.The weighted average grant date fair values of options granted during the year ended December 31, 2007 was $ 3.58 for equity linked options and $ 4.39 for ADR linked options respectively.

17.1.3      Stock options activity under the plan is as follows:

	Year ended December 31, 2006
	Exercise price	Shares arising out of options	Weighted average remaining contractual life (months)
Outstanding at the beginning of the year	$3.16	1,759,550	67
	$5.51-$7.35	2,574,007	75
	$8.71-$10.25	851,710	86
Granted during the year	$7.29-$10.93	1,968,750	90
Forfeited during the year	$3.16	(101,650)	—
	$7.35	(254,560)	—
	$8.71-$10.93	(189,600)	—
Exercised during the year	$3.16	(414,934)	—
	$5.51-$7.35	(68,520)	—
Outstanding at the end of the year	$3.16	1,242,966	56
	$5.51-$7.35	2,420,927	65
	$8.37-$10.93	2,460,860	81
Exercisable at the end of the year	$3.16	727,016	47
	$5.51-$7.35	1,108,256	51
	$8.71-$10.25	186,149	56
Vested and expected to vest	$3.16	1,128,376	58
	$5.51-$7.35	2,363,501	65
	$8.37-$10.93	2,197,568	80.

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

17           Employee stock compensation plans (Continued)

	Year ended December 31, 2007
	Exercise price	Shares arising options out of	Weighted average remaining contractual life (months)
Outstanding at the beginning of the year	$3.16	1,242,966	56
	$5.51-$7.35	2,420,927	65
	$8.37-$10.93	2,460,860	81
Granted during the period (including 154,000 ADR linked options)	$7.55 -$11.18	425,000	90
Forfeited during the year	$3.16	(65,075)	—
	$5.51 - $7.35	(194,579)	—
	$8.71-$11.18	(416,363)	—
Exercised during the year	$3.16	(594,065)	—
	$5.51-$7.35	(140,479)	—
	$8.71 - $10.25	(3,442)	—
Outstanding at the end of the year	$3.16	583,826	47
	$5.51-$7.35	2,085,869	53
	$7.55 - $11.18	2,466,055	71
Exercisable at the end of the year	$3.16	583,826	47
	$5.51-$7.35	1,474,250	46
	$8.37-$10.93	706,655	53
Vested and expected to vest	$3.16	563,871	52
	$5.51-$7.35	2,055,503	53
	$7.55 - $11.18	2,389,906	70

17.1.4      The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions for the equity linked options.

Year ended	2006	2007
Dividend yield	0.59% - 0.63%	0.78%
Weighted average dividend yield	0.61%	0.78%
Expected life	3.5-6.5 years	3.5-6.5 years
Risk free interest rates	6.45% - 7.85%	8.00% - 8.22%
Volatility	30.22% - 55%	32.84% - 42.32%
Weighted Average Volatality	37.96%	36.68%

17.1.5      The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions for ADR linked options.

Year ended	2007
Dividend yield	0.65% - 0.79%
Weighted average dividend yield	0.76%
Expected life	3.5-6.5 years
Risk free interest rates	4.25%-475%
Volatility	34.32% - 44.07%
Weighted average volatility	38.80%

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

17           Employee stock compensation plans (Continued)

17.1.6      The aggregate intrinsic value of options exercised during the years 2005, 2006 and 2007 was $2,914,354, $2,420,290 and $4,160,153 respectively and the aggregate fair value of options vested during the years 2005, 2006 and 2007 was $1,750,742, $ 2,534,827 and $ 4,850,500 respectively. As of December 31, 2007 and 2006 the options outstanding under the plan had intrinsic value of $2,984,374 and $13,235,201 respectively and options exercisable under the plan had an intrinsic value of $2,885,587 and $6,566,550 respectively.. The method used to estimate the expected term of the instruments in our option valuation model is the ‘Simplified Method’ as per SAB 107.

17.1.7      The compensation expense recognized for the year ended ended December 31, 2006 is $1,668,108 as cost of revenues and $ 2,315,963 as selling, general and administrative expenses. The compensation expense recognized for the year ended December 31, 2007 is $ 1,832,103 as cost of revenues and $ 2,841,180 as selling, general and administrative expenses, respectively.

As on December 31, 2007 the total compensation cost related to non-vested awards not yet recognized is $3,976,472 and the weighted average period over which it is expected to be recognized is 22 months.

17.1.8      During the year ended December 31,2007 the company granted 425,000 options (including 154,000 ADR linked options) of which 53,000 options were valued using the Binomial Model.

The fair value of options granted after April 1,2007 is estimated on the date of grant using the Binomial model with the following assumptions for equity linked options.

Year ended	December 31, 2007
Dividend yield	07%-0.8%
Expected life	3.5-6.5 years
Risk free interest rates	7.93% - 8.01%
Volatility	38.2% - 38.3%

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

18           Income Tax

18.1.1      Total income tax for the year ended December 2005, 2006 and 2007 were allocated as follows:

For the years ended December 31,	2005	2006	2007
Income from operations	$13,802,583	$47,691,763	$21,783,963
Shareholders’ equity, for
- unrealized holding gain/loss on investment securities	261,520	1,076,106	(424,845)
- pension	194,848	(305,835)	118,638
- gratuity	—	(17,820)	(71,454)
- tax benefit arising on exercise of stock options	(136,816)	317,028	(442,165)
Goodwill and intangible assets	(3,351,045)	(340,366)	(235,057)
Total	$10,771,090	$48,420,876	$20,729,081

18.1.2      Income tax expense attributable to income from continuing operations consists of the following:

For the years ended December, 31	2005	2006	2007
Current taxes
Domestic	$1,787,316	$1,655,461	$9,186,360
Foreign	13,904,560	41,691,833	22,727,637
	15,691,876	43,347,294	31,913,997
Deferred taxes
Domestic	(91,396)	(336,467)	(5,731,246)
Foreign	(1,797,897)	4,680,936)	(4,398,789)
	(1,889,293)	4,344,470	(10,130,035)
Total	$13,802,583	$47,691,763	$21,783,963

Pre-tax income from domestic and foreign operations is set out below:

For the years ended December 31,	2005	2006	2007
Pre-tax income
Domestic	58,644,162	71,188,552	110,443,904
Foreign	16,025,097	35,753,981	25,315,553
Total	$74,669,259	$106,942,533	$135,759,457

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

18           Income Tax (Continued)

18.1.3      The tax effect of temporary differences that give rise to significant portion of deferred tax assets and liabilities are presented below:

	2006	2007
Deferred tax assets:
Accrued expenses and provisions	$8,794,129	$12,027,255
Accounts receivable	867,320	673,881
Deferred revenue	146,010	431,829
Carry forward business and other losses	501,719	2,736,959
Payroll taxes and interest on payroll and corporate taxes	4,394,379	5,941,881
ESOP compensation costs	705,135	1,451,337
Others	1,015,345	—
Mat Credit Entitlement	—	7,209,533
Gross deferred assets	16,424,037	30,472,674
Less: Valuation allowance	(501,719)	(934,150)
Total deferred tax assets	$15,922,318	$29,538,524
Deferred tax liabilities:
Costs and estimated earnings in excess of billings on uncompleted contracts	(846,115)	(1,512,755)
Property, plant and equipment	(855,386)	(2,862,844)
Undistributed earnings of US branch	(1,892,887)	(1,806,178)
Unrealised gain on available for sale securities	(1,520,939)	(1,078,481)
Intangible assets	(3,695,708)	(3,839,354)
Tax deduction available for notional interest deduction	(321,119)	(499,851)
Tax deductible Goodwill	—	(195,190)
Others	(32,383)	(191,514)
Total deferred tax liabilities	(9,164,537)	(11,986,168)
Net Deferred tax assets	$6,757,781	$17,552,356
Classified as
Deferred tax assets
Current	$10,240,528	$6,879,161
Non current	370,529	12,479,374
Deferred tax liabilities
Current	108,637	—
Non current Net Deferred tax assets	3,744,639	1,806,178
	$6,757,781	$17,552,356

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

18           Income Tax (Continued)

18.1.4      In assessing the realisability of deferred tax assets, management considers whether it is more likely than not, that some portion, or all, of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences and loss carryforwards are deductible. Management considers the reversal of taxable temporary differences, the projected future taxable income, tax planning strategies and impact of tax exemptions curently available to the company, in making this assessment. Based on the level of historical taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not, the Company will realise the benefits of those deductible differences, net of existing valuation allowances. Taxable income for the years 2005, 2006 and 2007 aggregated $16,336,603, $29,143,691 and $ 34,905,541 respectively.

18.1.5      Deferred tax liability in respect of undistributed earnings of Patni’s foreign subsidiaries as of 2006 and 2007 aggregating $4,688,485 and $ 4,732,486 respectively has not been recognised in the financial statements, as such earnings are considered to be indefinitely re-invested. As of December 31, 2007, the undistributed earnings of these subsidiaries were approximately $31,549,905 .

18.1.6      The net change in the year 2005 is attributable to reversal of valuation allowance on carry forward losses of Patni Telecom (which was acquired during the year 2004) aggregating $2,918,367 and reversal of valuation allowance of $67,623 on impairment of leasehold land. The net change in valuation allowance in the year 2006 is mainly on account of deferred tax created on business loss of Japan branch for the year 2006 aggregating to $501,719. The net change in valuation allowance in the year 2007 is mainly on account of deferred tax created on business loss of Australia branch aggregating to $370,305.

18.1.7      The reported income tax expense attributable to income from continuing operations differed from amounts computed by applying the enacted tax rate to income from continuing operations before income-taxes as a result of the following:

	2005	2006	2007
Income before income taxes	$74,669,259	$106,942,533	135,759,457
Weighted average enacted tax rate in India	34.39%	33.66%	33.91%
Computed expected income tax expense	$25,680,625	$35,996,857	$46,032,638
Effect of:
Income exempt from tax	(21,756,426)	(29,673,705)	(32,290,707)
Changes in valuation allowance	(67,623)	501,719	370,305
Non deductible expenses	1,866,968	5,767,090	792,881
US State taxes, net of federal tax benefit	787,336	1,698,868	1,407,693
Branch taxes	6,461,722	5,928,986	8,162,897
Foreign income taxed at different rates	(105,635)	(12,403)	194,339
Change in statutory tax rate on deferred taxes	(16,432)	0	(22,301)
Profit on sale of investments taxed at other than statutory rate	(261,606)	(571,740)	(2,047,266)
Change to prior year estimates	—	27,401,735	—
Others	1,213,654	654,356	(816,516)
Reported income tax expenses	$13,802,583	$47,691,763	$21,783,963

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

18           Income Tax (Continued)

18.1.8     Upon acquisition of Patni Telecom, the Company was entitled to utilize tax benefits on carry forward business losses of Patni Telecom. Based on preliminary projections of future taxable income and tax planning strategies, management believed that there existed sufficient uncertainty regarding realization of tax benefits on the carry forward losses. Consequently, the Company recorded a valuation allowance for the carry forward business losses of Patni Telecom. In 2005, the Company evaluated the expected realisation of such carry forward losses and available tax planning strategies and believed that the Company would make sufficient profits in future years to set off the carry forward losses. Accordingly, the valuation allowance has been reversed and adjusted against goodwill.

18.1.9     A substantial portion of profits of the group’s India operations is exempt from Indian income tax, being profit from undertakings situated at Software Technology Parks. Under the tax holiday, the tax payer can utilize exemption of profits from income taxes for a period of ten consecutive years. The Company has opted for this exemption for undertakings situated in Software Technology Parks and these exemptions expire on various dates between years 2005 and 2009.The aggregate effect on net income of the tax holiday and export incentive scheme were $18,957,774, $25,304,980 and $28,931,047 for 2005,2006 and 2007 respectively. Further, the per share effect was $0.15, $0.18 and $0.20 for 2005,2006 and 2007 respectively.

18.1.10   During the year 2005, the Company has sold leasehold land for a consideration of $3,768,186 and recognised a gain on sale of $3,285,169. As required by the Indian Income Tax law, the Company has reinvested the proceeds from this sale in prescribed securities for a period of three years so as to realize the gain on sale in a tax free manner.

18.1.11   The Company and some of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2002. The Internal Revenue Service (IRS) commenced an examination of the Company’s U.S. income tax returns for 2003 through 2005 in the first quarter of 2006 that is anticipated to be completed by the end of 2008. As of December 31, 2007, the IRS has proposed no significant adjustments to the Company’s tax positions. The Company does not anticipate that adjustments resulting from this examination would result in a material change to its financial position. However, the Company anticipates that it is reasonably possible that no additional payment will be made by the end of 2008

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of Interpretation 48, the Company recognized no increase/decrease in the tax liability. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	41,701,814
Additions based on tax positions related to the current year	7,631,819
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Settlements	—
Balance at December 31, 2007	49,333,633

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

18           Income Tax (Continued)

During the year ended December 31, 2007, the Company recognized $3,520,294 in interest and penalties. As of December 31, 2007, the Company has $9,264,295 of accrued interest and penalties related to uncertain tax positions.

The Company conducts it’s business globally, and, as a result, the Company and some of its subsidiaries file income tax returns in India, the U.S., and various foreign jurisdictions. The tax years ended March 31, 2000 to March 31, 2006 remain open to examination by the Indian tax authorities. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2002. The Internal Revenue Service (IRS) commenced an examination of the Company’s U.S. income tax returns for 2003 through 2005 in the third quarter of 2006. As of December 31, 2007, the IRS has proposed no significant adjustments to the Company’s tax positions. The Company does not anticipate that total unrecognized tax benefits will change significantly due to the settlement of audits or the expiration of statute of limitations prior to December 31, 2008.

As of December 31, 2007 the Company had $46,023,702 of net unrecognized tax benefits arising out of tax positions which would affect the effective tax rate if recognized.

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

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

19           Retirement benefits to employees (Continued)

19.1.3     With regard to Patni India and Patni Telecom India’s (formerly known as Cymbal Information Services Pvt. Ltd.) Gratuity Plan, the following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheets. Measurement dates used to measure fair value of plan assets and benefit obligation is December 31.

At December 31,	2006	2007
Change in benefit obligation
Projected benefit obligation (“PBO”) at January 1,	$4,307,971	$4,482,982
Service cost	982,652	1,091,201
Interest cost	329,613	401,351
Translation loss/(gain)	178,931	621,133
Actuarial loss	(583,370)	493,318
Benefits paid PBO at December 31, Fair value of plan assets as at January 1,	(732,815)	(781,725)
PBO at December 31,	4,482,982	6,308,260
Fair value of plan assets as at January 1,	4,790,090	5,308,811
Actual return on plan assets	273,829	322,368
Employer contributions	873,430	253,798
Benefits paid	(732,815)	(781,725)
Translation gain Plan assets at December 31,
Funded status	104,277	695,302
Accumulated benefit obligation
Plan assets as at December 31,	5,308,811	5,798,553
Funded status	825,829	(519,063)
Accumulated benefit obligation	2,353,522	4,309,009
Amounts recognized in the consolidated balance sheets consists of:	—
Prepaid benefit cost (included in ‘other assets’)	$(918,045)
Provision for Gratuity (included in ‘other current liabilities’)	1,513	10,714
Provision for Gratuity (included in other liabilities)	90,703	508,349
	$(825,829)	$519,063

19.1.4     Key weighted average assumptions used to determine the benefit obligation were as follows:

	2006	2007
Discount rate	8.85%	9%

For the actuarial valuation at December 31, 2007 and 2006 compensation levels have been assumed to increase at 15% p.a. for the first year, 12.5% per annum for the next 3 years and 7% per annum thereafter.

The expected rate of return on assets in future is considered to be 7.5%. This is based on the expectation of the average long-term rate of return to prevail over the next 15 to 20 years on the type of investments prescribed as per the statutory pattern of investments.

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

19           Retirement benefits to employees (Continued)

19.1.5     Net periodic gratuity cost included the following components:

Year ended December 31,	2005	2006	2007
Service cost	$919,286	$982,652	$1,091,201
Interest cost	302,722	329,613	401,351
Expected return on assets	(276,826)	(378,065)	(416,245)
Amortization	99,371	41,284	(920)
Net gratuity cost	$1,044,553	$975,484	$1,075,387

19.1.6     Key weighted average assumptions used to determine the net periodic gratuity cost were as follows:

	2005	2006	2007
Discount rate	7.5%	8.00%	8.85%
Expected return on assets	7.5%	7.50%	7.50%

For the actuarial valuation at December 31, 2007 and 2006, compensation levels have been assumed to increase at 15% per annum for the first year, 12.5% per annum for the next 3 years and 7% per annum thereafter. For determining the net periodic cost for the year ended December 31, 2005, compensation levels have been assumed to increase at 15% per annum for the first year, 12.5% per annum for the next year, 10% per annum for next five years and 7% per annum thereafter.

19.1.7     Patni’s expected contribution to gratuity fund for the calendar year 2008 is $645,071. The expected benefit payments for next ten years are as follows:

	2008	2009	2010	2011	2012	2013 - 17
Expected benefit payments	$1,458,648	$1,549,048	$1,728,825	$1,936,031	$2,102,867	$6,989,140

Pension benefits

19.1.8     Founder directors of Patni India and Executive director in employment with Patni USA are entitled to receive pension benefits upon retirement or on termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty five and is payable to the directors or the surviving spouse. The liabilities for these pension plans are actuarially determined and periodically recognised. These plans are not funded.

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

19           Retirement benefits to employees (Continued)

19.1.9     With regard to Patni India pension plans, the following table sets forth the plan’s funded status and amounts recognised in the Company’s consolidated balance sheet. Measurement dates used to measure benefit obligation is December 31 for each fiscal year.

At December 31,	2006	2007
Change in benefit obligation
PBO at January 1,	$1,868,072	$1,909,302
Service cost	66,718	71,175
Interest cost	148,860	181,987
Translation loss/(gain)	37,573	245,816
Actuarial loss/(gain)	(211,921)	(61,101)
Benefits paid PBO at December 31,
Funded status		(37,156)
Accumulated benefit obligation
PBO at December 31,	1,909,302	2,310,023
Funded status	(1,909,302)	(2,310,023)
Accumulated benefit obligation	$1,327,907	2,310,023

19.1.10   Key weighted average assumptions used to determine benefit obligation for Patni India pension plan were as follows:

	2006	2007
Discount rate	8.85%	9%
Increase in compensation levels	10%	0%

19.1.11   Net periodic pension cost of Patni India pension plan included the following components:

Year ended December 31,	2005	2006	2007
Service cost	$52,950	$66,718	$71,175
Interest cost	131,830	148,860	181,987
Amortization	137,066	—	—
Net pension cost	$321,846	$215,578	$253,162

19.1.12   Key weighted average assumptions used to determine net periodic pension cost for the Patni India pension plan were as follows:

Year ended December 31,	2005	2006	2007
Discount rate	7.5%	8%	8.85%
Rate of compensation increase	10%	10%	10%

19.1.13   Patni’s expected contribution for the calendar year 2008 is $153,413. The expected benefit payments for next ten years are as follows:

	2008	2009	2010	2011	2012	2013 - 17
Expected benefit payments	$153,413	$153,413	$153,413	$153,413	$153,413	$997,183

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

19           Retirement benefits to employees (Continued)

19.1.14   With regard to Patni USA pension plan, the following table sets forth the plan’s funded status and amounts recognised in the Company’s consolidated balance sheet. Measurement dates used to make up benefit obligation is December 31 for each fiscal year

At December 31,	2006	2007
Change in benefit obligation
PBO at January 1,	$5,716,530	$6,071,754
Service cost	171,332	191,148
Interest cost	284,566	327,036
Translation loss/(gain)	110,751	774,259
Actuarial loss/ (Gain)	(211,425)	(270,312)
PBO at December 31,	6,071,754	7,093,885
Funded status	(6,071,754)	(7,093,885)
Accumulated benefit obligation	$4,147,099	$4,004,314

19.1.15   Key weighted average assumptions used to determine benefit obligation for Patni USA pension plan were as follows:

	2006	2007
Discount rate	5.0%	4.50%
Increase in compensation levels	10%	10%

19.1.16   Net periodic pension cost of Patni USA pension plan included the following components:

Year ended December 31,	2005	2006	2007
Service cost	$117,766	$171,332	$191,148
Interest cost	234,240	284,566	327,036
Amortization	713,714	196,139	44,169
Net pension cost	$1,065,720	$652,037	$562,353

19.1.17   Key weighted average assumptions used to determine net periodic pension cost for the Patni USA pension plan were as follows:

Year ended December 31,	2005	2006	2007
Discount rate	5.0% per annum	5% per annum	5% per annum
Rate of compensation increase	10% per annum	10% per annum	10% per annum

19.1.18   Net periodic amount included in Other comprehensive Income consisted of actuarial (gain)/Loss. Amount recognised in net periodic employee benefit costs from other comprehensive Income in the current year amount to USD 43249, expected amortisation out of Other comprehensive Income in 2008 is USD 151689.

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

19	Retirement benefits to employees (Continued)

Provident fund

All employees of Patni India and Patni Telecom India receive provident fund benefits through a defined contribution plan in which both the employee and employer make monthly contributions to the plan at 12% each of the covered employee’s defined portion of salary. The Company has no further obligations under the plan beyond monthly contribution. Patni contributes to the Provident Fund Plan maintained by the Government of India.

Patni contributed $2,613,644, $3,895,116 and $ 4,145,932 to the Provident Fund Plan in 2005, 2006 and 2007 respectively.

20	Segment Information

20.1.1

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, establishes standards for the way enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations relate to providing IT services and solutions, delivered to customers operating in various industry segments. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these consolidated financial statements. Secondary segmental reporting is performed on the basis of the geographical location of the customers. The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information.

20.1.2

Industry segments of the Company comprise financial services, insurance services, manufacturing companies, communications media and entertainment, technology services (comprising independent software vendors and product engineering) and others such as energy and utilities, retail, logistics and transportation . The Company evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Property, plant & equipment used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the property,plant & equipment and their services are used interchangeably between segments.

20.1.3

Until December 31, 2006, the Company reported Product Engineering Services (PES) and Independent Software Vendors(ISV) as separate industry segments. The PES business is primarily related to embedded technology services for products and the ISV unit provided the user interface for these products. Both these segments form part of technology services. Effective January 1, 2007, the Company has integrated these two business segments with the primary focus on the following synergies (i) demand for providing end-to-end solutions from product engineering clients. (ii) leveraging the domain skills and platform skills to provide end-to-end solutions. Segment data for previous period have been reclassified to conform to current period presentation.

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

20	Segment Information (Continued)

20.1.4

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

20.1.5	Based on the economic characteristics of the telecommunication business segment the company has renamed the segment as communications, media and entertainment.

Patni Computer Systems Limited and subsidiaries

Notes to the consolidated financial statements (Continued)

20         Segment Information (Continued)

20.1.6     Industry segments

Particulars	Financial services	Insurance	Manufacturing	Communication, Media & Entertainment	Product Engineering	Others	Total
				December 31, 2005
Revenues	$72,185,157	$124,885,014	$98,655,217	$68,860,317	$56,438,107	$29,308,120	$450,331,932
Accounts receivables, net	13,627,715	16,468,689	17,230,008	9,089,355	11,345,994	6,659,400	$74,421,161
Billings in excess of cost and estimated earnings on uncompleted contracts	(188,409)	(383,407)	(758,503)	—	(277,144)	(291,330)	$(2,350,346)
Advance from customers	(1,208,504)	(94,910)	(71,927)	(451,553)	(1,688)	(12,928)	$(1,389,957)
Cost and estimated earnings in excess of billings on uncompleted contracts	2,577,862	5,148,267	3,553,636	9,163,047	4,632,132	1,019,150	$26,094,094
				December 31, 2006
Revenues	$88,360,525	$134,513,555	$125,395,979	$109,204,432	$82,457,792	$38,918,599	$578,850,882
Accounts receivables, net	16,469,861	21,301,154	26,507,789	22,694,977	16,927,759	11,716,964	$115,618,504
Billings in excess of cost and estimated earnings on uncompleted contracts	(207,662)	(211,665)	(727,686)	(489,852)	(818,284)	(869,432)	$(3,324,581)
Advance from customers	(4,833)	(18,172)	(121,713)	—	(38,721)	(2,529)	$(185,968)
Cost and estimated earnings in excess of billings on uncompleted contracts	2,425,124	1,017,735	4,756,834	10,414,219	2,445,959	1,774,474	$22,834,345
				December 31, 2007
Revenues	$93,725,976	$156,608,255	$157,413,791	$89,387,331	$111,063,050	$54,713,266	$662,911,669
Accounts receivables, net	17,458,013	27,515,894	35,482,616	19,919,098	21,762,194	14,233,868	136,371,683
Billings in excess of cost and estimated earnings on uncompleted contracts	(322,417)	(337,306)	(1,429,386)	(418,269)	(772,703)	(275,163)	(3,555,245)
Advance from customers	(189,649)	(400,875)	(135,283)	(82,437)	(288,354)	(140,638)	(1,237,237)
Cost and estimated earnings in excess of billings on uncompleted contracts	3,644,377	1,907,851	9,243,504	7,945,259	6,217,741	3,458,660	32,417,391

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

20           Segment information (Continued)

20.1.7     Geographic segments

Particulars	USA	Europe	Japan	India	Others	Total
			December 31, 2005

Revenues	$381,887,038	$41,055,863	$19,362,908	$1,442,292	$6,583,831	$450,331,932
Accounts receivables, net	59,329,356	11,315,359	2,204,954	167,705	1,403,787	$74,421,161
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,456,655)	(731,554)	(162,137)	—	—	$(2,350,346)
Advance from customers	(1,333,823)	—	—	(2,021)	(54,113)	$(1,389,957)
Cost and estimated earnings in excess of billings on uncompleted contracts	20,216,375	2,424,521	2,846,253	149,507	457,438	$26,094,094
			December 31, 2006
Revenues	$467,907,248	$67,281,267	$21,827,569	$2,367,695	$19,467,103	$578,850,882
Accounts receivables, net	84,143,450	24,949,728	3,441,415	1,562,956	1,520,955	$115,618,504
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,658,212)	(914,024)	(675,485)	(60,767)	(16,093)	$(3,324,581)
Advance from customers	(132,511)	(20,580)	(3,367)	(3,356)	(26,154)	$(185,968)
Cost and estimated earnings in excess of billings on uncompleted contracts	11,488,904	8,518,364	1,348,568	172,637	1,305,872	$22,834,345
			December 31, 2007
Revenues	$516,438,299	$97,712,926	$20,044,614	$5,376,202	$23,339,629	$662,911,669
Accounts receivables, net	100,096,293	28,257,749	2,915,162	1,245,098	3,857,380	136,371,683
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,833,086)	(624,628)	(839,150)	(172,146)	(86,233)	(3,555,245)
Advance from customers	(1,054,657)	(98,860)	(73,768)	(9,952)		(1,237,237)
Cost and estimated earnings in excess of billings on uncompleted contracts	19,824,710	8,047,805	1,894,379	268,574	2,381,923	32,417,391

20.1.8

One customer accounted for 22%,15% and 12% of the total revenues for the year ended December 31, 2005, 2006 and 2007, respectively. Net receivables from this customer as at December 31,2006 and 2007, amounted to 12% and 9% of the total net receivables, respectively. The revenues from this customer were across all the industry segments of the Company. Another customer in the Insurance industry segment accounted for 12%,10% and 9% of the total revenues for the years ended December 31,2005, 2006 and 2007, respectively. Net receivables for this customer as at December 31, 2006 and 2007, amounted to 4% and 6% of the total net receivables respectively.

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

21	Foreign exchange (gain)/loss

Aggregate foreign exchange (gain)/loss for the years ended December 31, 2005, 2006 and 2007 amounted to $4,218,141, $3,456,706 and $ (23,350,920) respectively. Foreign exchange loss amounting to $2,524,996, $708,780 and $ Nil for the years ended December 31, 2005, 2006 and 2007 respectively, have been included in “Other (expense)/income, net” in the consolidated statements of income.

22	Earnings per share

A reconciliation of the common shares used in the computation of basic and diluted earnings per share is set out below:

Years ended December 31,	2005	2006	2007

Common shares

Weighted average number of shares outstanding	125,736,592	137,957,477	138,660,785

Effect of dilutive equivalent shares-stock options outstanding	1,721,040	947,383	909,148

Weighted average number of equity shares and dilutive equivalent shares outstanding	127,457,632	138,904,860	139,569,933

Options to purchase Nil, 2,630,860 and 1,992,055 equity shares were outstanding during the year ended December 31, 2005, 2006 and 2007, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.

23	Related party transactions

23.1.1

Patni has various transactions with related parties, such as PCS Technology Ltd. (‘PCSTL’), formerly known as PCS Industries Ltd, PCS Cullinet, PCS Finance, Ashoka Computers - all affiliates, directors of Patni and their relatives. Such transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions.

Expenses

Patni has taken certain residential properties under operating leases from certain affiliates and the Patni family. The rentals and other incidental charges incurred for the same were $266,325,$ 127,748 and $93,725 for the years ended December 31, 2005, 2006 and 2007, respectively. Amounts payable with respect to these obligations as at December 31, 2006 and 2007 were $14,495 and $13,799 respectively. Outstanding security deposits under the operating leases placed by Patni with affiliates and the Patni family at December 31,2006 and December 31,2007 were $107,203 and $120,478 respectively. Patni has given donations to a public charitable trust, the trustees of which include a director of the Company and his relatives. The donations paid during the years ended 2005, 2006 and 2007 were $56,699, $Nil and $Nil respectively.

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

23	Related party transactions (Continued)

Due from employees

Patni grants personal loans to eligible employees, either for housing or personal purposes and advances to meet initial conveyance and living expenses. Personal loans include loans for vehicle purchase and other individual employee needs. Such loans and advances are repayable in equal installments over periods ranging from 6-60 months. Interest on these loans and advances is charged at 0- 7.5%. Loans outstanding at December 31, 2006 and 2007 were $ 267,328 and $ 620,271 respectively.

Patni USA, Patni UK, Patni GmbH, Patni Telecom and its subsidiaries grant personal loans to employees as well as advances to meet initial conveyance and living expenses. Such loans and advances are repayable over a period of 6 months. Interest charged on these loans and advances ranged from 0% to 10%. Balance outstanding of such loans and advances at December 31, 2006 and 2007 were $ 2,427,797 and $ 2,736,703 respectively.

Employees execute promissory notes for the amount advanced along with a guarantor’s agreement as collateral. In the case of long term housing loan, the original house deed is sought to be deposited with the Company as collateral, in addition to the guarantor’s agreement.

24	Line of Credit

The Company has an overall Line of Credit of Rs.140,000,000 ($3,160,984) and Rs.610,000,000 ($15,478,305) as of December 31, 2006 and 2007, respectively, from its bankers for various requirements such as pre and post shipment loan, Export Bill Discounting, Overdrafts, Working capital demand loan, Financial Guarantees, Guarantees - Bid Bond / Performance,etc. These facilities bear interest as negotiated with the bank from time to time . The facilities are secured by accounts receivables of the company. Patni Inc and Patni Telecom have a line of credit of $Nil and $2,000,000 as of December 31,2006 and 2007, respectively, each for meeting the working capital requirements bearing interest at Bank Prime rate less 1%. This facility has not been availed as of December 31,2007. In addition Patni Inc has a facility for issuance of Letters of credit to the extent of $Nil and $ 500,000 as of December 2006 and 2007, respectively.

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

25.	Commitments and Contingencies

25.1.1

The Company is obliged under a number of contracts relating to capital expenditure. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated $31,907,505 and $ 33,395,547 at December 31, 2006 and 2007 respectively.

25.1.2

Guarantees given by a bank on behalf of Patni amounted $1,204,985 and $ 3,857,802 as at December 31, 2006 and 2007, respectively and letter of credit issued by bank was $Nil and $ 1,472,183 as at December 31, 2006 and 2007 respectively.

25.1.3

In December 2006, the Company received a demand notice from the Indian Income Tax department of approximately Rs 630.17 million, including an interest demand of approximately Rs 186.85 million (U.S. $15,990,012 including an interest demand of approximately U.S. $4,734,311) for the assessment year 2004-05. The tax demand was mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act, 1961, in respect of profits earned by its various eligible undertakings. Section 10A of Indian Income Tax Act exempts the profits earned by an undertaking for the export of computer software upon the fulfillment of certain conditions. One of the conditions is that the unit should not have been formed by the splitting up of an existing business. The Company had only expanded its software development business whereas the Income Tax department contends that the business of the new units is comprised of business transferred from existing units by splitting them. The Company, in consultation with its tax advisers, filed an appeal in January 2007 challenging the disallowance.

One of the requirements under the Indian Income Tax Rules to proceed with an appeal is to deposit, either immediately or through monthly installments, a sum equivalent to 50% of the amount that is under appeal.Until December 31, 2007, the Company has deposited a sum of Rs 269.17 million (U.S. $6,829,927) (Refer Note 8). Considering the facts and nature of disallowances and based on the advice given by the Company’s legal counsel, management believes that the disallowance is not tenable and management therefore is confident of a favorable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary. Currently, the matter is at the hearing stage.

Subsequently, in February 2008 the Company has received a order from the Commissioner Income Tax (CIT) (Appeals) in favor of the Company by allowing the deduction claimed under Section 10A. The Company has received the refund of the taxes paid after adjustment of the new demand for the for the assessment year 2002-03.

In December 2007, the Company received another demand, of Rs. 261.70 million inclusive an interest demand of approximately Rs 139.88 million (U.S. $ 6,640,524 including an interest demand of approximately US $ 3,549,285) for the assessment year 2002-03. The new demand concerns the same issue of disallowance of tax benefits under Section 10A. In the opinion of management, and based on advice received, the demand is not tenable against the Company and the company has already filed an appeal with the appellate authority.

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

Subsequently, in March 2008 the Company has received a order from the CIT (Appeals) in favor of the Company by allowing the deduction claimed under Section 10A.The total amount paid till March 2008 of Rs 261.70 million (US $ 6,524,633) is receivable as refund.

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

Capital lease obligations	Fair Value	Carrying value

At December 31, 2006	$655,088	$691,791

At December 31, 2007	578,708	603,557

27	Subsequent events

27.1.1

In February 2008, the Board of Directors of the Company approved a proposal to buy back fully paid equity shares upto 10% of the paid up capital and free reserves of the Company determined in accordance with generally accepted accounting principles in India, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 2,370,000,000 ($60.1 million) in accordance with the provisions of the Section 77A, 77AA, 77B and other applicable provisions  of the Indian Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (“Buy Back Regulations”), for which necessary public announcements were made in April 2008. The Company plans to announce the date  of buyback at a future date.

27.1.2

On May 10, 2008, the Finance Minister of India announced that the Government of India has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending March 31, 2010 or 10 years after the commencement of a Company’s undertaking.