Form 20-F
period 2008-12-31
Patni Computer Systems LTD
filed 2009-06-19
CIK 1324503

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . .. .

For the transition period from                       to

Commission file number  001-32692

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing two equity shares, par value Rs. 2 per share. Equity shares, par value Rs. 2 per share*	New York Stock Exchange

* Not for trading but only in connection with Registration of the ADSs

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Equity shares: 128,105,007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

Unless otherwise stated in this Annual Report or unless the context otherwise requires, references in this Annual Report on Form 20-F, or “Annual Report” to:

•  “we,” “us,”, “our”, “our company” and “Patni” are to Patni Computer Systems Limited and its consolidated subsidiaries;

•  “India” are to the Republic of India;

•  “Japanese Yen” and “JPY” are to the legal currency of Japan; and all references to

•  “Euro” are to the legal currency of the European Union;

•  “AUD” are to the legal currency of the Commonwealth of Australia;

•  “GBP” are to the legal currency of the United Kingdom of Great Britain and Northern Ireland;

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

Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on rate by Federal Reserve Board of New York on December 31, 2008 in Indian rupees was Rs. 48.58 per $ 1.00.

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

This Annual Report includes statistical data about the IT industry that comes from information published by sources including Gartner, Inc., or Gartner, a provider of market information and strategic information for the IT industry, and the National Association of Software and Service Companies, or NASSCOM, an industry trade group.

This type of data represents only the estimates of Gartner, NASSCOM and other sources of industry data. In addition, although we believe that data from these sources is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected financial data

The selected consolidated historical financial data set forth below should be read in conjunction with our consolidated financial statements, the notes to those statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The selected data presented below under the captions “Statement of Income Data”, “Balance Sheet Data” and “Cash Flow Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2008, are derived from our audited consolidated financial statements (except for cash dividend per equity share) and have been prepared and presented in accordance with U.S. GAAP.  The consolidated financial statements as of December 31, 2007 and 2008, and for each of the years in the three-year period ended December 31, 2008, and the audit report thereon, are included elsewhere in this Annual Report. Historical results are not necessarily indicative of the results to be expected for any future period.

	Fiscal Year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands, except share data and per share)
Statement of Income Data
Net Revenues	$326,582	$450,332	$578,851	$662,912	$718,884
Cost of revenues	205,439	292,456	373,966	450,085	491,266

Gross Profit	$121,143	$157,876	$204,885	$212,827	$227,618
Selling, general and administrative	57,722	85,906	106,472	116,260	131,056
Provision for doubtful debts and advances	496	(152)	1,191	1,182	1,626
Foreign exchange (gain) loss, net	2,082	1,693	2,748	(23,351)	18,359

Operating Income	$60,843	$70,429	$94,474	$118,736	$76,577

Other Income / (Expense)
Interest and dividend income	4,223	4,190	10,088	12,540	13,002
Interest expense	(2,083)	(2,044)	(2,840)	(3,592)	(1,744)
Interest expense reversed	—	—	—	—	6,497
Gain on sale of investments, net	144	1,128	1,679	6,370	9,732
Other income (expenses), net	(3,693)	966	3,541	1,706	2,561

Income before income taxes	$59,434	$74,669	$106,942	$135,760	$106,625

Income taxes	12,886	13,802	47,692	21,784	5,204

Net income	$46,548	$60,867	$59,250	$113,976	$101,421
Earnings per share, basic & diluted
Basic	$0.38	$0.48	$0.43	$0.82	$0.75
Diluted	$0.38	$0.48	$0.43	$0.82	$0.75
Weighted average number of common shares used in computing earnings per share
—Basic	123,066,042	125,736,592	137,957,477	138,660,785	135,590,677
—Diluted	124,084,992	127,457,632	138,904,860	139,569,933	135,760,422
Cash dividend per equity share	$0.025	$0.046	$0.057	$0.086	$0.082

	At December 31,
	2004	2005	2006	2007	2008
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$77,143	$148,820	$46,510	$32,626	$60,138
Investments in securities	85,623	141,776	246,016	301,152	248,299
Total assets	373,063	553,886	640,341	856,226	765,342
Capital lease obligations	657	706	692	604	360
Total shareholders’ equity	273,227	439,029	508,593	680,964	570,956

	Fiscal Year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands)
Cash Flow Data
Net cash provided by / (used in):
Operating activities	$47,792	$73,058	$59,091	$111,272	$149,343
Investing activities	(85,484)	(111,750)	(155,426)	(130,036)	(35,531)
Financing activities	61,423	111,875	(7,106)	(8,682)	(64,589)
Capital expenditures	(21,591)	(53,282)	(48,620)	(61,891)	(43,362)

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

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average rate published by the Federal Reserve Board of New York in Indian rupees.

Year	Average	High	Low	Period-End
2004	45.26	46.45	43.27	43.27
2005	44.00	46.26	43.05	44.95
2006	45.19	46.83	43.89	44.11
2007	41.19	44.49	38.48	39.41
2008	43.39	50.12	39.12	48.58
2009 (through June 12, 2009)	49.34	51.96	46.78	47.60

The following table sets forth the high and low exchange rates for the previous six months in Indian rupees  are based the rates published by the Federal Reserve Board of New York:

	High	Low
December 2008	50.05	46.74
January 2009	49.07	48.25
February 2009	50.88	48.37
March 2009	51.96	50.21
April 2009	50.48	49.55
May 2009	49.75	46.95
June 2009 (through June 12, 2009)	47.60	46.78

On June 12, 2009 the rate published by the Federal Reserve Board of New York was Rs. 47.60 per $ 1.

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

We derive a significant portion of our revenues from a limited number of clients in a few select industries. In 2006, 2007 and 2008 our largest client, General Electric, accounted for, 14.6%  11.8%  and 10.7% of our revenues and our second largest client accounted for 9.6% , 9.1%  and 9.8% of our revenues. In 2006, 2007 and 2008, our top ten clients accounted for 53.1%, 47.6% and 45.6% of our revenues. As a result of our reliance on a limited number of clients, we may face pricing and other competitive pressures. The volume of work performed for specific clients is likely to vary from year to year, especially since we are not the exclusive external service provider for our clients. In addition, there are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. For example, our clients may decide to reduce spending on IT services or sourcing from us due to a challenging economic environment and other factors, internal and external, relating to their business such as restructuring or supplier rationalizations. The loss of any one of our major clients, a decrease in the volume of work they outsource to us or a decrease in the price at which we sell our services to them could adversely affect our revenues.

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

In 2006, 2007 and 2008, approximately 80.8% , 77.9% and 75.9% of our revenues were derived from clients located in the United States. The economic slowdown in the United States witnessed during the fourth quarter of 2008 and the first quarter of 2009, may result in our clients reducing or postponing their technology spending significantly, which may in turn lower the demand for our services.

Our clients operate in a limited number of industries. Factors that adversely affect these industries or IT spending by companies within these industries may adversely affect our business.

We derive a large proportion of our revenues from clients which operate in a limited number of industries. In 2006, 2007 and 2008, we derived 23.2%, 23.6% and 24.7% of our revenues from the insurance industry, 21.7% , 23.8% and 25.1% of our revenues from the manufacturing industry, 18.9% , 13.4% and 12.6% of our revenues from the communications, media and entertainment industry, and 15.3% , 14.1% and 12.8% of our revenues from the financial services industry, respectively. The ongoing crisis in the financial and credit markets, particularly, in the United States, has led to a significant change in the financial services industry, with the United States federal government and other national governments being forced to take over or provide financial support to leading financial institutions and with leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. Significant changes in the financial services industry or any of the other industries on which we focus, or a significant consolidation in any such industry, may reduce the demand for our services and negatively affect our revenues and profitability. Any significant decrease in IT services spending by clients in these industries or other industries from which we derive significant revenues in the future may reduce the demand for our services. Further, any significant decrease in the growth of the insurance, manufacturing, financial services or communications, media and entertainment industries, or significant consolidation in those industries, or any decrease in growth or consolidation in other industry segments in which we operate, may reduce the demand for our services.

The ongoing financial crisis could negatively affect our business, results of operations and financial condition.

The global financial crisis affecting the financial markets and banking industry has resulted in a tightening in the credit markets , lower consumer and business spending; lower consumer networth;  low level of liquidity in many financial markets; and extreme volatility in credit, fixed income and equity markets. The economic outlook for 2009 has worsened significantly and it appears the global economic recession will continue for some time. This situation has affected the budgeting and purchasing behavior of our customers.  Many customers have delayed or reduced technology purchases. This has resulted in reductions in sales of our services, longer sales cycles, slower adoption of new technologies and increased price competition. If global economic and market conditions do not improve, or continue to deteriorate, it may have a material adverse effect on our business, operating results and financial condition.

We face intense competition for employees in our market. Our success depends in large part upon our highly skilled software professionals and our ability to attract and retain these personnel.

Our ability to execute projects and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly-skilled software professionals, particularly project managers and other mid-level professionals. Our attrition rates were 28.5% , 26.5% and 20.0%  in 2006,  2007 and 2008. We define our attrition rate as the ratio of the number of employees that have left us during a defined period to the average number of employees that are on our payroll during such period.

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

Consolidation in the industries that we serve could adversely affect our business.

Companies in the industries that we serve may seek to achieve economies of scale and other synergies by combining with or acquiring other companies. If two or more of our current clients merge or consolidate and combine their operations, it may decrease the amount of work that we perform for these clients. If one of our current clients merges or consolidates with a company that relies on another provider for its consulting, systems integration and technology, or outsourcing services, we may lose work from that client or lose the opportunity to gain additional work. The increased market power of larger companies could also increase pricing and competitive pressures on us. Any of these possible results of industry consolidation could adversely affect our business.

Our earnings may be adversely affected if we receive an adverse determination resulting from a pending U.S. Internal Revenue Service tax review of our U.S. operations.

We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of such accruals, our effective tax rate in a given financial statement period may be materially affected. During the year ended December 31, 2008, the U.S. Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended December 31, 2003 and 2004 of Patni Americas, Inc. and for the years ended March 31, 2003, 2004 and 2005 of our U.S. branch. Based on the completion of assessment of these years, we reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for the latter years based on those tax assessments. As a result, we made adjustments totaling to $ 18.2 million to our income statement for the year ended December 31, 2008. See “Item 5A- Operating and Financial Review and Prospects - Operating Results — Taxes”.

As the IRS review for 2005 through 2006 began in the last quarter of 2008, we do not anticipate that the total tax liability will change significantly due to the settlement of audits or the expiration of statute of limitations prior to December 31, 2009.

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

We operate in a highly competitive environment and this competitive pressure on our business is likely to continue. The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition or competitive pressure from:

•       Indian IT services companies, such as Tata Consultancy Services Limited, Infosys Technologies Limited, Wipro Limited and HCL Technologies Limited;

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

A number of our international competitors have set up operations in India. Further, a number of our international competitors with existing operations in India have ramped up their presence as offshore operations in India have become an important element of their delivery strategy.

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

Our revenues have grown at a compound annual growth rate, or CAGR, of 21.8% from $ 326.6 million in 2004 to $ 718.9 million in 2008. The total number of our employees has grown from 9,661 as of December 31, 2004 to 14,894 as of December 31, 2008.

Our operations have also expanded through the development, enhancement and acquisition of new service offerings and industry expertise, and the broadening of our geographic presence. Specifically, we:

•       augmented our offerings in our service lines in business process outsourcing, product engineering, infrastructure management services and quality assurance;

•       gained expertise and operations in the provision of services to clients in the communications, media and utilities industry through our acquisition of Patni Telecom Solutions, Inc., or Patni Telecom (formerly Cymbal Corporation, or Cymbal) and Logan Orviss International, or Logan Orviss;

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

We expect to invest approximately $ 15 million to $ 20 million in capital expenditures in 2009. Most of the new spending will be for construction of new facilities and physical infrastructure. However, we may not receive the benefits that we expect from our investment in these facilities. Further, we may encounter cost overruns or project delays in connection with new facilities. These expansions will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We are subject to risks arising from exchange rate fluctuations.

Although our functional currency is the Indian rupee, we transact a significant portion of our business in several other currencies, particularly the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, payables and other foreign currency assets and liabilities. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future. In 2006, 2007 and 2008  our dollar denominated revenues represented 87.1%, 82.9% and 80.7% of our total revenues respectively.

A significant portion of our expenses, comprising the cost of revenues and selling, marketing and general administrative expenses, are and will continue to be denominated and incurred in Indian rupees. In 2006, 2007, and 2008 rupee costs represented 37.0%, 42% and 40.8% of these cost of revenues and selling, marketing and general administrative expenses. Therefore, changes in the exchange rate between the rupee and other currencies, especially with respect to the U.S. dollar, may have a material adverse effect on our revenues, other income, cost of services, operating costs and net income, which may in turn have a negative impact on our business, operating results and financial condition. On December 31, 2008, the exchange rate per U.S. dollar was Rs. 48.58 compared to Rs. 39.41 on December 31, 2007 and Rs. 44.11 on December 31, 2006. On June 12, 2009  the exchange rate per US $ was Rs. 47.60. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future.

We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing derivative instruments such as foreign exchange forward contracts, purchased options and net written options. As of December 31, 2008, we had outstanding forward contracts in the amount of $ 285.4 million, JPY 400.0 million ($ 4.4 million), AUD 1.0 million ($ 0.7 million) and GBP 1.5 million ($ 2.2 million), outstanding written options of GBP 0.9 million ($ 1.3 million), Euro 1.6 million ($ 2.2 million) and JPY 150 million ($ 1.7 million ), outstanding currency purchased options in the amount of $ 27.0  million, outstanding currency purchased options, net sell in the amount of $ 61.3 million and outstanding currency written options in the amount of $ 21.0 million. We have increased our foreign currency hedging activity given the recent volatility in the value of the Indian rupee against the U.S. dollar. However, we may not be able to purchase contracts to insulate ourselves adequately from foreign currency exchange risks. In addition, any such contracts may not perform effectively as a hedging mechanism.or we may incur losses in such derivative instruments which may adversely affect our profits in a quarter or a financial year.  In 2006 and 2008 we had a net foreign exchange loss of $ 2.7 million and $ 18.4 million and in 2007 we had a net foreign exchange gain of $ 23.4 million.  See “Item 11.Quantitative and Qualitative Disclosures about Market Risk — Components of Market Risk - Exchange Rate Risk”.

Our success depends in large part upon our senior management and key personnel and our ability to attract and retain them.

We are highly dependent on our Chairman, Chief Executive Officer, Chief Financial Officer and other members of the executive leadership team. We have recently experienced a change in our senior management with Mr. Narendra K. Patni no longer continuing as the Chief Executive Officer and being replaced by Mr. Jeya Kumar in February 2009. Our future performance will be dependent upon the continued service of these persons. We do not maintain key man life insurance for any of the senior members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. The loss of any of the members of our senior management or other key personnel may adversely affect our business.

Our revenues could be significantly affected if the governments in the United States or other countries in which our customers are based restrict companies from outsourcing work to non-domestic corporations.

Offshore outsourcing has become a politically sensitive topic in the United States and Europe due to its perceived association with the loss of jobs in such countries. In the United States, in particular, there has been increasing political and media attention on these issues following the growth of offshore outsourcing. Current or prospective clients may elect to perform services we offer or themselves may be discouraged from transferring these services to offshore providers to avoid any negative perception that may be associated with using an offshore provider. These trends could harm our ability to compete effectively with competitors that operate primarily out of facilities located in the United States. A variety of U.S. federal and state legislation has been proposed that, if enacted, could restrict or discourage U.S. companies from outsourcing their services to companies outside the United States. In addition, it is possible that legislation could be adopted that would restrict U.S. private sector companies that have federal or state government contracts from outsourcing their services to offshore service providers. Because most of our clients are located in the United States, any expansion of existing laws or the enactment of new legislation restricting offshore outsourcing by U.S. companies could adversely impact our ability to do business.

Our inability to complete fixed-price contracts within budget and at the required level of performance could reduce our revenues and profitability.

We derived 35.2% , 32.4% and 36.0% of our revenues from fixed-price contracts in 2006 , 2007 and 2008. We bear the risk of cost overruns, completion delays and wage inflation in connection with all fixed-price projects, any of which may result in a decrease in our margins from work performed on fixed-price contracts. Our revenues from fixed-price contracts also include revenues from fixed-price SLAs, which are conditioned upon our meeting predetermined performance levels. Any failure to meet such performance levels could result in a reduction in our revenues. Any failure to accurately estimate the resources and time required for a project or any failure to complete our contractual obligations at the committed performance level could adversely affect our revenues and profitability.

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

We rely on a combination of copyright, trademark and design laws, confidentiality procedures and contractual provisions to protect our intellectual property, including our brand identity. However, the laws of India may not protect intellectual property rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights. Our competitors may independently develop proprietary methodologies similar to ours or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our services or proprietary information. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly and the outcome of any such litigation cannot be guaranteed. For more information regarding our intellectual property, see “Item 4.B. Information on the Company — Business Overview - Intellectual Property.”

Risks Related to Investments in Indian Companies and International Operations Generally.

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

Most of our employees are Indian nationals. The ability of our software professionals to work in the United States, Europe and in other countries depends on our ability to obtain necessary visas and work permits. At present, majority of our software professionals in the United States hold H-1B visas, a temporary visa which allows the employee to remain in the United States while he or she remains an employee of the sponsoring firm, and L-1 visas, an intra company transfer visa allowing managers and executives or employees with specialized knowledge to stay in the United States only temporarily.

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

Presently, we benefit from the tax holidays given by the Government of India for the export of IT services from specially designated software technology parks and special economic zones in India. As a result of these incentives, which include a 10 year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities, our operations have been subject to relatively low tax liabilities. The tax benefits available for some of our facilities have expired and certain others will expire upon completion of 10 years from commencement of business of the eligible undertaking. However the tax holiday for the export of IT services will expire on March 31, 2010.

In December 2006,  we received a demand notice from the Indian Income Tax department for approximately Rs. 630.17 million, including an interest demand of approximately Rs. 186.85 million ($ 12.9 million including an interest demand of approximately $ 3.8 million) for the assessment year 2004-05. The tax demand was mainly on account of disallowance of deduction claimed by us under Section 10A of the Indian Income Tax Act, 1961, as amended, or the Indian Income Tax Act, in respect of profits earned by its various eligible undertakings. Section 10A of the Indian Income Tax Act exempts the profits earned by an undertaking for the export of computer software upon the fulfillment of certain conditions. One of the conditions is that the unit should not have been formed by the splitting up of an existing business. We had expanded our software development business whereas the Indian Income Tax department contends that the business of the new units is comprised of business transferred from existing units by splitting them. In consultation with our tax advisers, we filed an appeal in January 2007 challenging the disallowance.

One of the requirements under the Indian Income Tax Rules to proceed with an appeal is to deposit, either immediately or through monthly installments, a sum equivalent to 50% of the amount that is under appeal. Until March 31, 2008, we deposited a sum of Rs. 310.28 million ($7.2 million). Considering the facts and nature of disallowances and based on the advice given by our legal counsel, management considered that the disallowance was not tenable and, therefore was confident of a favorable outcome in appeal proceedings and hence no provision for such income tax demand was considered necessary..

Subsequently, in February 2008, we received an order from the Commissioner of Income Tax (CIT) (Appeals) in favor of the Company by allowing the claim under Section 10A of the Indian Income Tax Act. The Company received the refund of the taxes paid after adjustment of the new demand for the assessment year 2002-03 as explained below.

In December 2007, the Company received another demand, for Rs. 261.70 million including an interest demand of approximately Rs. 139.88 million ($5.3 million including an interest demand of approximately $2.9 million) for the assessment year 2002-03. The new demand related to the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act. In the opinion of management, and based on advice received, the demand was considered as not tenable against us and we filed an appeal with the appellate authority.

Subsequently, in March 2008, we received an order from the CIT (Appeals) in our favor allowing the claim under Section 10A of the Indian Income Tax Act.  Until March 2008 an aggregate amount of Rs. 261.70 million ($6.1 million) along with interest has also been received as refund.

The Indian Income tax department has appealed against the CIT (Appeal’s) order in respect of the assessment years 2002-03 and 2004-05 in the Indian Income Tax Appellate Tribunal.

In December 2008 we received a demand of approximately Rs 458.66 million for the assessment year 2003-04 including an interest demand of Rs. 258.64 million ($9.4 million including an interest demand of approximately $5.3 million) and another demand in January 2009 of approximately Rs. 1,131.76 million for the assessment year 2005-06 including an interest demand of approximately Rs. 421.97 million ($23.2 million including an interest demand of approximately $8.7 million). These new demands concern the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act. We have filed an appeal and a stay of demand has been granted until June 30, 2009.  Additionally, we have deposited with the Indian income tax authorities Rs. 209 million ($4.1 million) as deposit relating to the demands received in December 2008. We consider these demands as not tenable against us and, therefore, no provision for this tax contingency has been established.

Further, provisions of the Indian Income Tax Act of India are amended on an annual basis by enactment of the Finance Act. The Finance Act, 2008 has extended the scope of service tax to cover software development and this will not increase our operating expenses, since we recover this from our customers.

In addition, we may also be subject to changes in taxation resulting from the actions of applicable income tax authorities in India or from Indian tax laws that may be enacted in the future. For example, we may incur increased tax liability as a result of a determination by applicable income tax authorities that the transfer price applied to transactions involving our subsidiaries and the Company was not appropriate.

Any increases in our effective tax rate as a result of the expiration of tax benefits we currently enjoy, changes in applicable tax laws or the actions of applicable income tax or other regulatory authorities could materially reduce our profitability. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results — Taxes.

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

Indian takeover regulations contain certain provisions that may delay, deter or prevent a future takeover or change in control of us. These provisions may discourage a third party from attempting to take control of our Company, even if a change in control would result in the purchase of ADSs at a premium to the market price or would otherwise be beneficial to our ADS holders. See “Item 10. B. Additional Information —Takeover Code.”

There are certain differences in shareholder rights and protections between the laws of India and the United States and between governance standards for a U.S. public company and a foreign private issuer such as us.

We are incorporated in India and investors should be aware that there are certain differences in shareholder rights and protections under the laws of India and the United States. There are also certain differences in the governance standards for a U.S. company and those applicable to a foreign private issuer such as us. A U.S. investor should consider such differences in shareholder rights and governance.

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

•       to make investments in an overseas joint venture or wholly-owned subsidiary engaged in a bona fide business activity; and

•       to make overseas direct investments, without limits on net worth, in any foreign security from the proceeds of an international offering of ADRs or Global Depository Receipts, or GDRs, or from the account balances held in our exchange earner’s foreign currency bank accounts; and.

In certain other cases, we are required to obtain the approval of the Reserve Bank of India to acquire shares of a foreign company for cash consideration or through a share swap transactions (subject to certain exceptions for an exchange of ADRs or GDRs).

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

Incidents such as the terrorist attacks that have occurred in India, the United States, and other countries and other acts of violence or war, including those involving India, the United States or other countries, may adversely affect global equity markets and economic growth. These acts may also result in a loss of business confidence and have other consequences that could adversely affect our business, results of operations and financial condition. Travel advisories, reluctance to travel and increased visa scrutiny for travelers as a result of such attacks may have an adverse impact on our ability to operate effectively. Any of these events could adversely affect client confidence in India as an outsourcing base.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, such as between India and Pakistan and even within the country. There have been military confrontations along the India-Pakistan border from time to time. The potential for hostilities between the two countries is high due to past terrorist incidents in India, and troop mobilizations along the border, and the geopolitical situation in the region. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Political tensions could increase the perception that investments in Indian companies involve a higher degree of risk than companies in other countries such as the United States. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Our performance is linked to the stability of policies and the political situation in India.

The role of the Indian central and state governments in the Indian economy and their effect on producers, consumers and regulators has remained significant over the years. Since 1991, successive governments of India have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. The present Government of India, which has been recently elected again that concluded in May 2009, had taken initiatives that continue to support the economic liberalization policies pursued by previous governments. We cannot assure you that these liberalization policies will continue in the future .The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

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

Laws, regulations and standards relating to accounting, corporate governance and public disclosure, new SEC regulations, NYSE rules, Securities and Exchange Board of India rules, and Indian stock exchanges’ listing regulations are subject to change and can create uncertainty for companies like ours. New or changed laws, regulations and standards could lack specificity or be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting requires the commitment of significant financial and managerial resources and our external auditors’ independent assessment of the internal controls over financial reporting.

We seek to maintain high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses.

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

Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni, together with their families and entities controlled by them, and General Atlantic Mauritius Limited, or General Atlantic, own 16.16%, 15.87%, 16.35% and 17.89% of our outstanding equity shares, respectively, as of June 12, 2009.

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

Pursuant to an employment agreement between our U.S. subsidiary, Patni Americas, Inc., (formerly Patni Computer Systems, Inc.) and Mr. Narendra K Patni, Mr. Narendra K Patni served as the Chief Executive Officer of our U.S. subsidiary Patni Americas, Inc and pursuant to  the consultancy agreement between our U.S. subsidiary and us, Mr. Narendra K. Patni was seconded as our Chief Executive Officer. The aforesaid employment agreement with Mr. Narendra K. Patni had an initial term expiring on December 31, 2008 which, now, has been extended until December 31, 2013 unless sooner terminated earlier pursuant to the Employment Agreement amendment dated February 20, 2009.  While Mr. Narendra K Patni has ceased to be our Chief Executive Officer since February 20 2009, he continues to be our Chairman. In addition, our Board of Directors had approved the extension of the consultancy agreement to December 31, 2010. Pursuant to the Consultancy Agreement amendment dated February 20, 2009,  the consultancy agreement with Patni Americas Inc can be terminated only  on or after December 31, 2010 (upon giving one month’s written notice to Patni Americas Inc) and such termination will take effect on the expiration of such period of notice.

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

Each of the four controlling shareholders has the right to appoint one director to our Board of Directors so long as such controlling shareholder holds 5% or more of our equity shares. In addition, Mr. Arun Duggal and Mr. Louis T. van den Boog, two of our directors, formerly served as special advisors to General Atlantic.

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

Under the Indian Companies Act, 1956, or the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new shares, unless such preemptive rights have been waived by holders of three-fourths of the shares voting on the resolution to waive such rights. A holder of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. We cannot assure you that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of such securities. To the extent that a holder of ADSs is unable to exercise preemptive rights granted in respect of the equity shares represented by the ADSs, his proportional interest in us would be reduced.

Holders of ADSs may be restricted in their ability to exercise voting rights.

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

An active, liquid trading market for our ADSs may not be maintained in the long term.  We cannot predict the extent to which an active, liquid public trading market for our ADSs will continue.  If there is no longer any active trading market for our ADSs, or if we fail to meet eligibility requirements, we may be required to delist from the NYSE, which could adversely affect the price of our ADSs and, potentially, our equity shares.  Although holders of ADSs are entitled to withdraw the equity shares underlying our ADSs from our Depositary at any time, there is no public market for our equity shares in the United States.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and development of the Company

We were incorporated as Patni Computer Systems Private Limited on February 10, 1978 under the Indian Companies Act. We are registered with the Registrar of Companies, Pune, Maharashtra, India. Our company registration number is 11-020127 (CIN L72200MH1978PLC020127). In 1988, since our turnover exceeded prescribed limits under the then-applicable Section 43A of the Indian Companies Act, we became a deemed public company and subsequently on April 15, 1991 we were converted into a private limited company. In 1995 we once again became a deemed public company and upon the deletion of Section 43A from the Indian Companies Act, we were converted to a private limited company on June 27, 2002. We were again converted to a public limited company on September 18, 2003 and changed our name to Patni Computer Systems Limited. Our registered office is located at S-1A Irani Market Compound, Yerawada, Pune 411 006, Maharashtra, India and the telephone number of our registered office is +91 20 2669 3457.

The original activities of the Company were computer time rental, the resale of imported computer hardware, and software exports. In 1981, we promoted PCS Data Products (Private) Limited, or PCSDP, for the sale and marketing of computer equipment and hardware maintenance. In 1987, we formed PCS Data General India, or PCSDG, a joint venture with The Data General Corporation, U.S.A., for the manufacture and maintenance of computer hardware. In 1994, the name of PCSDP was changed to PCS Industries Limited, or PCSIL, and PCSDG was merged into PCSIL. Since 1994, we have been entirely focused on software exports. In 1999, the shares of PCSIL held by us and other non-operating assets were de-merged into other group companies and our Company emerged as a focused IT services company.

Our corporate headquarters are located at Akruti Softech Park, MIDC Cross Road No. 21, Andheri East, Mumbai 400 093, India, and our North American headquarters are located at One Broadway Cambridge, MA 02142. General Atlantic made a significant investment in our company in 2002. To enhance our domain expertise in financial services and communications, media and entertainment, we made selective acquisitions such as Patni Telecom (formerly  Cymbal), which we acquired in November 2004. We completed our initial public offering of equity shares in India in February 2004 and our initial offering of ADSs listed on the New York Stock Exchange in December 2005. In 2007, we acquired Logan Orviss International, a European based telecommunications consulting company, and Patni Life Sciences, Inc. (formerly Taratec Development Corporation), a U.S. based life sciences consulting company to widen our telecommunications and life sciences expertise, respectively. In addition, we acquired from one of our major customers  the world wide rights for a software proprietary intellectual property right that enables communication service providers to offer customer management, retail point-of- sales and billing services for a variety of products and services.

In February 2008, our Board of Directors  approved a proposal to repurchase fully paid equity shares of up to 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount of up to Rs. 2,370 million ($ 53 million) in accordance with the provisions of Sections 77A, 77AA, 77B and other applicable provisions of the Indian Companies Act, 1956 and the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or the (“Buy Back Regulations”), for which necessary public announcements were made on April 2, 2008.

We commenced the repurchase of shares on July 10, 2008. Our Board of Directors declared closure of the buy back offer on October 23, 2008. Subsequent to the share repurchase, such shares are required to be extinguished as per the requirements of Section 77A of the Indian Companies Act. 1956.

During the year ended December 31, 2008, we repurchased a total of 10,957,082 equity shares through the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited for an aggregate consideration of Rs. 2,370 million ($ 53 million), which was 100% of the amount authorized for such buy back. Subsequently, we extinguished the equity shares so bought back by us.

Our retained earnings include profits aggregating Rs. 21.91 million ($0.45 million) set aside as Capital Redemption Reserve  as required by the Indian Companies Act, 1956 pursuant to the repurchase which can be utilized only for the purpose of issuing fully paid bonus shares of the Company.

Our capital expenditures for 2006, 2007 and 2008 was $53.4 million, $59.8 million and $40 million, respectively. These capital expenditures were primarily to finance the expansion of our existing facilities  as well as the construction / purchase of new facilities in India. We anticipate capital expenditures of between approximately $ 15 million and $ 20 million in 2009, principally to finance the construction of our new facilities in Noida, Pune, Hinjewadi, Airoli - Navi Mumbai,  Gandhinagar and other facilities and physical infrastructure in India. We are obliged to make certain capital expenditures under a number of contracts relating to this expansion. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated approximately $ 50.1 million at December 31, 2008 to be spread over a 3 year period. We currently intend to finance our planned capital expenditure entirely from existing cash and cash equivalents  and funds generated from operations.

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

We have in-depth knowledge in our industry and technology practices. Insurance, manufacturing, communications, media and entertainment and financial services accounted for 23.2%, 21.7%, 18.9% and 15.3% in 2006, 23.6%, 23.8%, 13.4% and 14.1% in 2007 and 24.7%, 25.1%, 12.6% and 12.8% in 2008.  We also have knowledge, experience and a growing presence in other industries including retail, energy and utilities, logistics and transportation and life sciences. Our technology practices offer research, design and development services for product engineering. Through our dedicated sales and management teams in each of our industry and technology practices, we believe we are able to provide better client service, effectively cross-sell services to our existing clients and develop new client relationships.

We have a track record of successfully developing and managing large, long-term client relationships with some of the world’s largest and best known companies. Our customer base has increased significantly from 170 clients as of December 31, 2004 to 331 clients as of December 31, 2008. Several of our key executives are located in our client geographies to better develop and maintain client relationships at senior levels. Repeat business accounted for  91.5% in 2006, 92.4% in 2007 and 93.0% in 2008.

Our revenues grew from $ 326.6 million in 2004 to $ 718.9 million in 2008, representing a CAGR of 21.8%. Our net income grew from $ 46.5 million in 2004 to $ 101.4 million in 2008, representing a CAGR of 21.5%. Our total number of employees was 9,661 as of December 31, 2004 and 14,894 as of December 31, 2008. We are investing in new high-tech facilities, which we refer to as “knowledge parks”, designed for expanding our operations and training our employees. We have 237 sales and marketing personnel supported by dedicated industry specialists in 27 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

We have a highly qualified management team with a broad range of experience in the IT industry. Our Chairman   ( previously also our Chief Executive Officer) is an entrepreneur and engineer who has been in this industry for over 30 years and has led us from our inception in 1978. Most of our senior management has worked as a team with us for over 20 years. We use our competitive recruitment program to select the best talent from India’s premier engineering institutions.

Industry Structure and Developments (Source:  Global Markets and IT outsourcing overview from Gartner on Outsourcing 2008- 2009 Report and Indian IT Industry overview from   NASSCOM  Strategic Review Report 2009)

Global Markets Overview

As we entered 2008, there were signs of economic fragility in the U.S. and Europe, were apparent, but the crises that began in October 2008 has greatly increased the level of economic uncertainty. The resultant recession has been felt across the geographies and industries.

The overarching theme of global economic uncertainty has become so widespread and the path to economic recovery so obscured that “cautiously optimistic” is the most hopeful position most organizations are mustering in these times.

The immediate question that hovers over the financial services sector at the end of 2008 is how quickly credit will loosen up to stimulate recovery. The pessimistic view is that outsourcing market will also likely be impacted in the short and medium  term time frames. In fact, most of the Indian outsourcing companies have seen significant decline in revenue growth in the last couple of quarters in 2008.

Customers have reduced discretionary expenditure to a large extent and the decision cycles have become longer and elongated.

In the current scenario, the outsourcing market represents a dichotomy: on the downside, organizations’ outsourcing strategies may negatively impact market growth, but at the same time, the upside is that outsourcing can help organizations to work through financial and competitive challenges. There is potential for outsourcing to address immediate cost pressures as well as long-term recovery goals.

IT Outsourcing Outlook

Based on the current economic uncertainty, IT budgets  are expected to be carefully scrutinized, customers are seeking ways to reduce costs and/ or supplement their IT staff, which may result in opportunities for global outsourcing together with cost constraints.

•                  Many organizations that have successfully used offshore sourcing for cost-benefits will be looking for the next level of benefit. This opens opportunities for service providers to introduce higher levels of operational effectiveness that incrementally add value through globally delivered service relationships.

•                  Global delivery will be considered by more organizations that have never outsourced before. Those using offshore/global delivery may increase the levels and types of services work being done offshore.

•                  In the short term, it is expected that pricing pressures will increase, Price competition for deals, particularly for standardized IT outsourcing (ITO) services, may be fierce. In some cases, buyers will be lured by “lowball” pricing from providers trying to make quarterly revenue goals or build market share. In other cases, providers will be “forced” to accept low margins for revenue growth, and buyers will make decisions based on who will promise the lowest cost. In either scenario for the next two years the provider’s cost to deliver may exceed revenue and service quality may be degraded.

While the 2009 outlook for global technology related spending is affected by the recessionary environment, a rebound is expected from 2010 onwards. Worldwide adoption of outsourcing is also expected to rise significantly in the coming years.

Indian IT Industry Outlook

Strong fundamentals of a large talent pool, sustained cost competitiveness and an enabling business environment have helped established India as the preferred sourcing destination. Superior delivery model has ensured India remains the distinct leader in the global sourcing arena.

Indian IT-BPO grew 33% in fiscal year 2008 and reached $64 billion in aggregative revenue, thus revalidating it’s strong fundamentals, despite strong concerns of slowing U.S. economy and supply constraints. IT-BPO export reached $40.9 billion in the year 2008 against $ 31.8 billion in the fiscal year 2007, i.e., it has grown 28%. Software and service export reached $40.4 billion, contributing nearly 63% of the overall IT-BPO aggregate revenue.

As a proportion of national GDP, the Indian technology sector revenue has grown from 1.2% in 1998 to 5.5% in 2008. Net value added by the sector to the economy was estimated at 3.3 – 3.9% for fiscal year 2008.

Source:  NASSCOM Fact sheet

The export revenues are estimated to gross US$ 47 billion in fiscal year 2009, accounting for 66% of the total IT-BPO industry revenues. Cross currency movement during the year, led by the strengthening (and high volatility) of the U.S. dollar versus some of the major invoicing currencies (Euro, GBP), suppressed volume growth in the European market by approximately 2.2% at an industry level. Software and services exports (including BPO) are expected to account for over 99% of total exports, employing over 1.76 million employees.

While the U.S. with a 60% share remains the largest export market for Indian IT-BPO services, incremental growth is being driven by the European market, with the U.K. and Continental Europe growing by a CAGR of 41.4% and 51.4% in the period of fiscal years 2004 to 2008.

The industry’s vertical market exposure is also well diversified across several mature and emerging sectors. banking, financial services and insurance (BFSI) remains the largest vertical market for Indian IT exports, followed by high technology and  telecommunications. These sectors together accounted for nearly 61% of the Indian IT-BPO exports in fiscal year 2008  Manufacturing and Retail sectors contributed  25% of the aggregate exports in fiscal year 2008. Other key segments include media, healthcare, airlines, transportation and utilities.

Key global sourcing drivers will continue to be cost, access to talent, business improvements, increasing speed-to-market and access to emerging markets. The future outlook for all these drivers is positive, leading to increased momentum for global sourcing. The focus on cost reduction is expected to increase, keeping in mind the current recessionary environment.

Environmental considerations such as climate change, global warming, social responsibilities, and compliance issues add to increased pressure on margins, which can be offset by increasing global sourcing to keep tabs on spiraling costs.

Sustained demand, robust fundamentals and a supportive business environment will help realize the significant potential the IT-BPO industry offers, both for exports and the domestic market. The industry can achieve an export target of $ 60-62 billion by FY 2011, employing 2.5-3 million professionals directly and contributing substantially to the socio-economic development of the country. The size of the opportunity in hand can be gauged from the fact that India currently accounts for just over 4% of worldwide technology related spend. Additionally, growth in global sourcing is estimated to be almost four times that of technology related spend. India currently generates the bulk of its IT-BPO revenues from the U.S. and the BFSI sector, while accounting for a miniscule part of technology spend in other geographies and verticals. India, with its fundamental advantages can capture a large share of the opportunities available. However, in order to achieve this goal, the key stakeholders need to work in tandem.

The Indian IT-BPO industry is now at a critical point in its evolution. Behind it stands a decade of stellar performance which has left a deep imprint on the Indian economic and social landscape. Moving forward, it faces a transforming macro-economic environment, rapidly changing customers and needs, evolving services and business models, and rising stakeholder (employees, investors) aspirations. These forces are expected to redefine the nature of demand and supply for the industry, and also redefine the strategic imperatives for businesses in 2009.

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

Successful Client Relationships

We have demonstrated the ability to build and manage our client relationships. Our long-term relationships typically develop from performing discrete projects to providing multiple service offerings spread across the client’s businesses. Through our flexible approach, we believe we offer services that respond to our clients’ needs irrespective of their size. By leveraging our industry experience with our project management capabilities and breadth of technical expertise, we solidify and expand our client relationships.

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

Highly-skilled Professionals

We have a highly qualified management team with a broad range of experience in the IT industry. Our Chairman (previously also our Chief Executive Officer) is an entrepreneur and engineer who has been in the IT industry for over 30 years and has led us from our inception in 1978. Most of our senior management team has worked as a team for over 20 years. We use our competitive recruitment program to select the best talent from India’s premier engineering institutions.

Our Strategy

We seek to further enhance our position as a leading Indian provider of integrated IT services and solutions through our global delivery model. To achieve this we intend to:

Penetrate and Grow Strategic Client Accounts

We have achieved strong revenue growth by focusing on select, long-term customer relationships which we call strategic accounts. We aim to expand the scope of our client relationships by leveraging our focused industry sector expertise with delivery excellence, responsive engagement models and breadth of services. We intend to focus on adding new strategic clients and further penetrating our existing customer relationships. We address the needs of our larger strategic relationships through dedicated account managers who have responsibility for increasing the size and scope of our service offerings to such clients. We aim to strengthen our sales and marketing teams, a majority of which are aligned to focus on specific industries.

Strengthen and Broaden our Industry Expertise

We intend to strengthen our understanding of key industries by investing in a strong base of industry experts, business analysts and solutions architects as well as considering select from targeted acquisitions. We believe that we can add more value than a general service provider because we understand the specific industry requirements of our clients.

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

Pursue Strategic Acquisitions

We seek to pursue selective strategic acquisitions to augment our capabilities and to address gaps in industry expertise, technical expertise, service lines and geographic coverage. We will continue to consider and seek acquisition opportunities which considerably widen our industry and technology practices.

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

Industry Practices

Insurance

We offer a range of integrated services to global insurance companies. Our industry experts employ their knowledge in all stages of the insurance business cycle, from underwriting to compliance. Our offerings include a broad spectrum of services to insurance carriers including life and health, property and casualty and reinsurance companies. The IT services we provide span several functions, including sales and marketing, distribution, policy services, claims, compliance, accounting and reinsurance. In May 2008, we launched a customizable solution framework for the development or modernization of insurance business applications. Our core services include:

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

Manufacturing

Our manufacturing practice offers IT and business process outsourcing services that support the purchase, sales, production, engineering, finance, human resources and legal functions of a manufacturing company. Within the manufacturing industry, the sectors we service include consumer goods and durables, electronics, engineering, food and beverages, personal care products, paper, rubber products, life sciences and pharmaceuticals. To businesses in these sectors, we provide IT services in the following areas:

•       supply chain management;

•       demand chain management;

•       manufacturing applications and core manufacturing systems (including package implementation);

•       data warehousing; and

•       business intelligence.

A significant portion of the services we provide to our customers in our manufacturing practice include implementation, customization and support of ERP platforms used by our customers

From January 1, 2009, we have renamed our manufacturing segment as manufacturing, retail and distribution. This practice now includes clients in the retail, logistics and transportation industry, described below under the caption “Other Industries”.

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

•                  stock exchange and brokerage house solutions; and

•                  business process outsourcing.

Communications, Media and Entertainment

Our communications, media and entertainment practice provides domain expertise in a wide spectrum of IT operations and business support systems used by telecommunications service providers across various segments including mobile, wireline, cable, broadband and media. We have expertise particularly in the newer business models that are emerging in these markets such as mobile virtual network operations or integrated voice/data/entertainment content services over broadband and 3G networks. In May 2008, we launched Patni atomsTM a market-ready offering for communications service providers to set up core customer- and partner-facing business processes under one consolidated operational model.

Our telecommunications experts provide solutions that combine a wide variety of services including:

•       IT strategy;

•       system consulting and design;

•       application development;

•       implementation and maintenance;

•       quality assurance;

•       new product development and launch;

•       infrastructure management services;

•       business process outsourcing; and

•       IT outsourcing.

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

From January 1, 2009, we renamed our communications, media and entertainment practice as communications, media and utilities. It now includes clients in the energy and utilities industries, as described below under the caption “Other Industries”.

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

From January 1, 2009, retail, logistics and transportation has been merged with under the manufacturing industry practice and energy and utilities has been merged with under the communications, media and entertainment industry practice.

Technology Practices

Product Engineering

Our product engineering services practice provides services for product engineering, product life cycle support and research and development outsourcing space, with a specialized team of over 2,600 engineers focused to service a variety of technology sectors, such as medical electronics and life sciences, storage networks and computing, industrial automation, automotive, consumer electronics, mobile, wireless and telecom, enterprise platform software (ISV) and semiconductors.

Our product engineering practice services all the segments from application software, embedded hardware, embedded software engineering to computer aided engineering (Electro-mechanical) areas. Our product engineering services assist several fortune 500 product companies to bring new products quickly to the market by providing high quality, robust, domain backed complex software/hardware development services from offshore/nearshore.

Our services provide support to our clients in the development of their products in the following areas:

•     Software

•            Shrink wrapped and platform vendors

•            System software

•            Application framework vendors

•            ASP (Active server pages), Vertical ISV

•     Electronics

•            Embedded software

•            Hardware design

•            Very large scale integration (VLSI) / Field programmable gate arrays (FPGA) design

•            Packaging (Computer Aided Design / Computer Aided Manufacturing)

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

Quality and Project Management

While quality always has been an integral part of our operations at Patni, we became formally certified and assessed for quality models in 1995. We started with ISO 9000-1994, underwent SEI-CMM level 4 and 5 assessments and as of today are ISO 9001-2000 certified and are assessed for P-CMM Level 3 and SEI-CMMi Level 5. ISO 9001 is an international standard for quality management systems maintained by the International Organization for Standardization. The Capability Maturity Model (CMM) is a method for evaluating the quality of a company’s management and software engineering practices, with Level 5 being the highest attainable certification. The CMM was developed by the Software Engineering Institute (SEI) at Carnegie Mellon University. The Software Engineering Institute subsequently released a revised version known as the Capability Maturity Model Integration (CMMi). We have been using the Six Sigma Program to implement process changes including the above. We continuously strive to better our quality management system with the help of industry best practices and research findings. Our quality management system involves the review and continuous improvement of software development and related processes, testing of work products and regular internal and external quality audits. We apply sophisticated project management and solution deployment methodologies that we have developed to help ensure timely, consistent and accurate delivery of IT solutions to our clients. In 2008 we have received the following recognitions:

•                  Gold Certified Partner Status in the Microsoft Partner Program

•                  SAP-ERP Implementation for a temple trust was recognized as the “Best IT Implementation 2008” in the “Most Innovative Category” by PC Quest Magazine]

•                  Listed as a ‘NeoIT 2008 Global Services 100 Company’.

•                  Listed as an ‘IAOP 2008 Global Outsourcing 100 Company’.

•                  Ranked amongst the ‘Top 10 Insurance Technology Vendors’ and 35th amongst the ‘top technology providers for financial institutions’ in the ‘FinTech 100 - 2008’ list.

•                  Listed among ‘India’s Top ITes & BPO Companies – 2008’, by Dun & Bradstreet.

•                  Listed among Top 10 in ‘F&A BPO Competitive Landscape of Up-and-Coming Players – 2008’, by Gartner, Inc.

•                  Listed in the ‘Black Book of Outsourcing – 2008’:

•                    Ranked among Top 5 ‘Health Insurance BPO Providers’

•                    Ranked among Top 10 ‘Total Benefits Administration Providers’

•                    Ranked among Top 15 ‘Insurance Industry Vendors offering Comprehensive End-to-end BPO Services’.

Centers of Excellence

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

We undertake detailed periodic reviews to identify existing and prospective clients that we believe can develop into large, strategic clients. We intend to focus on adding more strategic accounts, which we define as those who provide $ 5.0 million or more in annual revenues or those with whom we believe we have the potential to achieve such annual revenue amounts over a 24 to 30 month period. For each strategic client, a senior executive is identified and charged with managing the overall client relationship and leading periodic reviews with the client.

We have 27 sales offices across North America, Europe, Japan and the rest of the Asia-Pacific region and 237 sales and marketing personnel who are supported by dedicated industry specialists. We set targets for our sales personnel at the beginning of each year, which are subject to periodic reviews. In addition to a base salary, our compensation package for sales personnel includes an incentive-based compensation plan driven by achievement of the prescribed sales targets.

Our sales and marketing professionals help promote the “Patni” brand through targeted analyst outreach programs, trade shows, white papers, sponsorships, workshops, road shows, speaking engagements and global public relations management. We believe that a stronger brand will facilitate our ability to gain new clients and to attract and retain talented professionals.

During the year 2008, we received the ‘2008 Marketing Excellence – Diamond Award’ by ITSMA as a recognition of our efforts in strengthening customer relationships.

Clients

We market our services to clients located in the United States, Europe, India, Japan, the rest of the Asia-Pacific region (excluding Japan and India) and the rest of the world. A significant proportion of our revenues is derived from clients located in the United States, as illustrated in the table below:

	Fiscal year ended December 31,
	2006	2007	2008
United States	80.8%	77.9%	75.9%
Europe	11.6%	14.7%	15.7%
India	0.4%	0.8%	0.9%
Japan	3.8%	3.0%	3.5%
Asia-Pacific (excluding Japan and India)	1.9%	1.9%	2.3%
Rest of the World	1.5%	1.7%	1.7%
Total	100.0%	100.0%	100.0%

Further, a significant proportion of our revenues has been derived historically from the insurance, manufacturing, financial services, communications, media and entertainment industries, as illustrated in the table below. We also derive a small proportion of our revenues from clients in other industries, which until 2008 included retail, energy and utilities, logistics and transportation and from our technology practices, product engineering.

	Fiscal year ended December 31,
	2006	2007	2008
Insurance	23.2%	23.6%	24.7%
Manufacturing (1)	21.7%	23.8%	25.1%
Financial Services	15.3%	14.1%	12.8%
Communications, Media and Entertainment(2)	18.9%	13.4%	12.6%
Product Engineering	14.2%	16.7%	15.7%
Others (3)	6.7%	8.4%	9.1%
Total	100.0%	100.0%	100.0%

.

(1)       From January 1, 2009, we have renamed our manufacturing segment industry practice as manufacturing, retail and distribution.

(2)       From January 1, 2009, we have renamed our communications, media and entertainment practice as communications, media and utilities.

(3)       From January 1, 2009, retail, logistics and transportation has been merged with the manufacturing industry practice and energy and utilities has been merged with the communications, media and entertainment industry practice.

Although we believe we have successfully diversified our client base over the past three years, significant proportion of our revenues are derived from a small number of clients, as illustrated in the table below:

	Fiscal year ended December 31,
	2006	2007	2008
General Electric	14.6%	11.8%	10.7%
State Farm Insurance	9.6%	9.1%	9.8%
Top 5 Clients	37.1%	34.8%	32.7%
Top 10 Clients	53.1%	47.6%	45.6%

The following table illustrates a breakdown of our largest clients by revenue categories on a cumulative basis:

	2006	2007	2008
No. of $ 1 million + clients	74	84	92
No. of $ 5 million + clients	26	31	30
No. of $ 10 million + clients	13	14	19
No. of $ 25 million + clients	3	5	5
No. of $ 50 million + clients	2	2	2

The General Electric Association

Our association with General Electric commenced in 1990. We provide IT services to a majority of entities within the General Electric group of companies. For these businesses, we provide services in the areas of multi-year application support, new program development, infrastructure management, business intelligence solutions and software package implementation and business process outsourcing.

Our engagement model with General Electric includes a dedicated offshore development center, integrated telecommunications networks, quality program targets and highly integrated program management and reporting.  Most projects are on the basis of fixed-price SLAs and fixed-price development engagements and are bid for on a competitive basis against other third-party IT service providers.  Our pricing for these projects is based on our cost and margin expectations for completing the project, which is the same basis on which we bid for fixed price projects with other customers. Our largest General Electric engagement within the General Electric group of companies is with GE Infrastructure followed by GE Money.

On August 3, 2006, we entered into a new master Information Technology Services Agreement with General Electric, with a term from January 1, 2007 to December 31, 2009. The terms of this agreement generally reflect the provisions described below under “Contractual Arrangements”.

Contractual Arrangements

We enter into non-exclusive MSAs with clients that typically have a specified term and contain general rights and obligations governing our relationship with the client. The MSAs specify the broad scope of work and typically do not include any commitment by the client to give us a specific volume of business or future work. For each work assignment, the client and we enter into separate work orders with the client that specify the types of services we are required to provide to the client, the performance levels and the price terms. Although some of our MSAs contain the billing rates for time and materials work orders, for most of the services we provide, whether on a time and materials basis or on a fixed-price basis, the separately agreed work order contains the specific pricing and other commercial terms.

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

•       require us to comply with certain security obligations, including maintaining network security and back-up data, ensuring our network is virus free and verifying the integrity of employees who work with our clients by conducting background checks;

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

Competition

The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition or competitive pressure from:

•       Indian IT services companies, such as, Tata Consultancy Services Limited, Infosys Technologies Limited, Wipro Limited, and HCL Technologies Limited;

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

A number of our international competitors are setting have set up operations in India. Further, a number of our international competitors with existing operations in India have ramped up their presence as offshore operations in India have become an important element of their delivery strategy.

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

Human Resources

We employed 12,804, 14,945 and 14,894 employees as of December 31, 2006, 2007 and 2008, respectively.  Out of 14,894 employees, 11,555 were software professionals. Of these software professionals, 2,668 employees were categorized as onsite and 8,887 as offshore. The geographic breakdown for our employees as of December 31, 2008 was as follows:

Headcount as of December 31, 2008	Number of Employees
India	11,928
North America	2,352
Rest of the World	614
Total	14,894

We strongly believe that our ability to maintain and continue our growth depends to a large extent on our strength in attracting, developing, motivating and retaining the talent. We operate in seven major cities in India, which enables us to recruit technology professionals from different parts of the country. The key elements of our human resource management strategy include recruitment, learning and development, compensation and retention.

Recruitment

Our hiring plan is driven by annual budgets, business requirements and also based on business forecasting and business plans for next couple of years. Manning and wage bills are tracked on a regular basis through various MIS reports by management. We recruit talent from premier universities, colleges and institutes in India, including the Indian Institutes of Technology, known as IITs, National Institutes of Technology or NITs (formerly, RECs), and Indian Institutes of Management (IIMs). For our offshore facilities located in India, our campus recruiting team visited over 130 campuses in 2008.  Software candidates are put through a series of tests and interviews such as Aptitude, Technical, Language Proficiency & Psychometrics Test followed by Technical & Behavioral Interview as a part of selection process. We have a similar competitive recruitment program in place for our lateral hires. All new hires are inducted into our organization through a structured orientation program, which involves extensive training as well as mentoring.  We have a strong competitive hiring process in place which is ably supported by a highly skilled global hiring team to attract talent globally.

Our software employees are highly-skilled and have diverse educational backgrounds. As of December 31, 2008, graduate engineers comprised 66.23%, post graduate engineers comprised 4.77%, employees with master’s degrees in computer applications or computer management comprised 13.41% and employees with masters in business administration and equivalent qualifications comprised 3.88% of our software professionals. Other degrees comprised 11.71% of our software professionals.

We believe that we have a balanced mix of experience with approximately 41.25%, 31.23% and 27.52% of our software professionals with work experience of less than 3 years, 3 to 6 years and over 6 years, respectively, as of December 31, 2008.

Learning and Development

We are committed to invest in employee development through various training initiatives on a continuous basis to enhance the capabilities of our employees. As a part of our Business Strategy, to pursue the above objective we have created a new function known as GRiT (Global Resources in Technology) on January 1, 2008. The principal mandate of this initiative is to enhance the technical skills of our employees by aligning them along multiple lines of technology, making them undergo rigorous training programs and thereafter taking level wise certification courses to provide significant competency enhancement opportunities to all employees. In addition, 53 employees have graduated in the year 2008 from our collaboration with BITS Pilani to provide a Masters Degree to our Software Engineers. We also have a transparent evaluation system for tracking performance and identifying potential that results in individual development plans or IDPs that help build capabilities and recognize preferences of our employees.

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

Compensation

Considering the demand-supply gap in the talent pool, it is vital to align over all our compensation strategy in line with market. We have a developed robust model to map our compensation to market benchmarks systematically to arrive at a competitive pay and benefit structure.  The salaries and benefits offered to our software professionals’ are competitive in the industry. We revise our compensation packages annually based on industry benchmarks, role criticality and individual performance. We made our compensation more attractive for both existing employees and prospective new hires by introducing special project incentives / skill / performance based incentives in addition to the regular salaries. Senior employees are offered variable compensation depending upon attainment of pre-defined quarterly objectives. We also grant stock options to our senior employees to nurture the spirit of ownership and commitment towards the company. For more information on the terms of the stock option plan, see item “Item 6.E. Directors, Senior Management and Employees — Share Ownership — Employee Stock Option Plan.”

Retention

It is imperative to retain talent and critical resources to stay competitive in our business. We seek to attract, nurture and retain employees with a strong focus on skill development; role enhancement and higher employee interaction. Our human resources philosophy revolves around providing a comprehensive development “Employee Experience” to the employees that begins when a new recruit joins the company until the time he leaves. We endeavor to create a long lasting impression and to seek to enhance the employee connect across the Company. Some of our key human resources initiatives aim to attract and retain the talent are Just Joined, FOUR, Fresh Eyes and E-induction for new employees and Patni Explorer, Knowledge Management, eDude, Assessment Centers, Leadership excellence at Patni (LEAP), specialized development programs such as executive management programs and MS (collaborative) programmes in software engineering from BITS, Pilani for the existing employees. These above mentioned initiatives have been well received and appreciated by our employees across the levels. In addition, we have also initiated activities, such as e-Care, skip level meets and communication meets with senior management to promote two-way transparent communications between management and the other employees. Some of our HR practices, include rewards and recognition such as the Appreciation Board, valuable contribution awards, “pat on the back” awards and Employee touch point, which all form a part of our HR retention strategy. We seek to implement human resource practices and policies in line with the market best practices to make it more employee friendly and strong retention tool.

We have won recently two awards at the “World HRD Congress” in the regional round held at Pune under the “Employer Branding Category” for:

•                  Innovation Retention Strategy

•                  Managing Health at Work

In addition, we have also won the ‘Smart Workplace Award 2008’ instituted by Economic Times in association with Intel and Acer.

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

In December 2006, we received a demand notice from the Indian Income Tax department for approximately Rs. 630.17 million, including an interest demand of approximately Rs. 186.85 million ($ 12.9 million including an interest demand of approximately $ 3.8 million)for the assessment year 2004-05. The tax demand was mainly on account of disallowance of deduction claimed by us under Section 10A of the Indian Income Tax Act, 1961, in respect of profits earned by its various eligible undertakings. Section 10A of the Indian Income Tax Act exempts the profits earned by an undertaking for the export of computer software upon the fulfillment of certain conditions. One of the conditions is that the unit should not have been formed by the splitting up of an existing business. We had only expanded its software development business whereas the Indian Income Tax department contends that the business of the new units is comprised of business transferred from existing units by splitting them.  In consultation with our tax advisers, we filed an appeal in January 2007 challenging the disallowance.

One of the requirements under the Indian Income Tax Rules to proceed with an appeal is to deposit, either immediately or through monthly installments, a sum equivalent to 50% of the amount that is under appeal. Until March 31, 2008, the Company deposited a sum of Rs. 310.28 million ($7.2 million). Considering the facts and nature of disallowances and based on the advice given by the Company’s legal counsel, management considered that the disallowance was not tenable and, therefore was confident of a favorable outcome in appeal proceedings and hence no provision for such income tax demand was considered necessary.

Subsequently, in February 2008, we received an order from the Commissioner Income Tax (CIT) (Appeals) in favor of the Company by allowing the claim under Section 10A of the Indian Income Tax Act. We received the refund of the taxes paid after adjustment of the new demand for the assessment year 2002-03 as explained above below.

In December 2007, we received another demand, for Rs. 261.70 million including an interest demand of approximately Rs. 139.88 million ($5.3 million including an interest demand of approximately $2.9 million)  for the assessment year 2002-03.  The new demand related to the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act. In our opinion, and based on advice received, the demand was considered as not tenable against us and we have filed an appeal with the appellate authority.

Subsequently, in March 2008, we received an order from the CIT (Appeals) in our favor by allowing the claim under Section 10A of the Indian Income Tax Act. Until March 2008, an aggregate amount of Rs. 261.70 million ($ 6.1 million) along with interest has also been received as refund.

The Indian Income tax department has appealed against the CIT (Appeal’s) order in respect of the assessment years 2002-03 and 2004-05 in the Indian Income Tax Appellate Tribunal.

In December 2008, we received an another demand of approximately Rs. 458.66 million for the assessment year 2003-04 including an interest demand of Rs. 258.64 million ($9.4 million including an interest demand of approximately $5.3 million) and another demand in January 2009 of approximately Rs. 1,131.76 million for the assessment year 2005-06 including an interest demand of approximately Rs.421.97 million ($23.2 million including an interest demand of approximately $8.7 million). These new demands concerns the same issue of disallowance of tax benefits under Section 10A. of the Indian Income Tax Act. We have filed an appeal and a stay of demand has been granted until June 30, 2009.  Additionally, we have deposited with the Indian income tax authorities Rs. 209 million ($ 4.1million) as deposit relating to the demands received in December 2008.  We consider these demands as not tenable against us and, therefore, no provision for this tax contingency has been established.

The aggregate benefit of these tax holidays and deductions with respect to our net income was $25.3 million, $28.9 million and $27.3 million for 2006, 2007 and 2008, respectively. Our current tax holidays for STPI units expire in stages by 2010 and our partial taxable income deduction for profits derived from exported IT services expired in March 2005. The tax benefits available for some of our facilities have expired and certain others will expire upon completion of 10 years, however the tax holiday for the export of IT service will expire on March 31, 2010. Consequently, we expect our effective tax rate to increase.

We are also subject to other government regulations, including those relating to acquisition of foreign securities, raising capital outside India and conversion of our equity shares into ADSs.

Please see “Item 10. Additional Information”, as well as “Item 3. D. Key Information—Risk Factors” for additional information on the effects of governmental regulation of our business.

Intellectual Property

We rely on a combination of copyright, trademark and design laws, confidentiality procedures and contractual provisions to protect our intellectual property, including our brand identity. We currently do not have any patents. We have registered our trademark and service mark “Patni” in the U.S., U.K., Germany, Sweden, Japan, Singapore, Korea, Australia, Canada, the Netherlands and in Class 9 ,16 and 42 in India and have applied to register our trademark and/or service mark in China . We also have 22 trademarks registered and 27 trademarks pending for registration in India and we have 1 trademark pending for registration in each of the U.S. and Europe .Additionally, we have 3 registered copyrights in India.

There can be no assurance that our applications will be successful or that our efforts to protect our intellectual property will be adequate.

We require our employees and subcontractors to enter into non-disclosure arrangements to limit access to and distribution of our clients’ proprietary and confidential information as well as our own. Generally we are responsible to our clients for complying with certain security obligations including maintaining network security, backing-up data, ensuring our network is virus free and verifying the integrity of those employees that work with our clients by conducting background checks. There can be no assurance that we will be able to comply with all such obligations without incurring any liability.

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

4.C. Organizational structure

We have the following direct and indirect subsidiaries as of December 31, 2008, all of which are wholly-owned:

Name	Country of Incorporation
Patni Americas, Inc. (formerly Patni Computer Systems Inc.)	USA
Patni Computer Systems (UK) Limited	UK
Patni Computer Systems GmbH	Germany
Patni Telecom Solutions, Inc. (1)	USA
Patni Telecom Solutions Private Limited (2)	India
Patni Telecom Solutions (UK) Limited (2)	UK
Patni Life Sciences, Inc. (1)	USA
Patni Computer Systems Brasil Ltda	Brazil
Patni Computer Systems (Czech) s.r.o (3)	Czech Republic
PCS Computer Systems Mexico, SA	Mexico

(1) Owned through Patni Americas, Inc. (formerly Patni Computer Systems, Inc.).

(2) Wholly-owned subsidiary of Patni Telecom Solutions, Inc.

(3) Wholly -owned subsidiary of Patni Computer Systems (UK) Limited.

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

Our locations in India are as follows (as at December 31, 2008):

No.	Property	Square Feet	Industry/Technology Practices Covered/Services Provided
1.	Mumbai
	Owned	130,474
	Leased	53,174
	Total Mumbai	183,648	Manufacturing, Financial Services, ISV, Other, Product Engineering Services
2.	Pune
	Owned	75,477
	Leased	232,473
	Total Pune	307,950	Insurance, Manufacturing, Communications, media and entertainment, ISV, Other, Enterprise Application Systems, Enterprise Systems Development

3.	Gandhi Nagar
	Owned	37,000	Insurance, ISV, Other
4.	Chennai
	Owned	148,000	Financial Services, Manufacturing
5.	Noida
	Owned	430,000
	Leased	143,000	Financial Services, BPO
	Total Noida	573,000
6.	Hyderabad
	Owned	8,497
	Leased	106,988
	Total Hyderabad	115,485	Communications, media and entertainment
7.	Bangalore
	Leased	114,300	Manufacturing, Product Engineering Services
8.	Thane
	Owned	91,159
	Leased	176,252
	Total Thane	267,411	Insurance, Manufacturing, Financial Services, Enterprise Application Systems
9.	Airoli
	Owned	462,845	Enterprise Application Systems, Product Engineering Services, Financial Services, Others

	Total	2,209,639

We currently have capacity for approximately 21,500 professionals at these facilities. As of December 31, 2008, we had used approximately 60 % of our existing office space in our operations.

Most of our global branch offices located outside of India are used for sales and marketing.

We have 27 sales and marketing offices located in the following locations:

In keeping with our plans for expansion, we have constructed new facilities in India, which includes three knowledge parks in Chennai, Navi Mumbai and Noida. These knowledge parks have state-of-the-art infrastructure with extensive workspace and training facilities and a modular design for ease of segregation of dedicated projects with ability to provide scale and service to clients from one location.

The Navi Mumbai, and Chennai facilities are expected to accommodate up to 14,000 and 10,000 engineers, respectively, when completed. We estimate that we may spend an aggregate of approximately $ 140 million to complete these two projects. Phase I of the Navi Mumbai facility, having a capacity of 4,300 seats, is complete and occupied. Phase I of the Chennai facility, having a capacity of 1,200 seats, is complete and partially occupied.

 The Noida SEZ facility is expected to accommodate 3,200 Seats on completion.  The Noida SEZ has completed 1,200 seats and is partially occupied.

As of December 31, 2008, we had spent approximately $ 111 million on the knowledge parks. The estimated amounts (net of advances) remaining to be executed on contracts in relation to capital expenditure for the construction of various facilities, aggregated approximately to $ 50.1 million as of December 31, 2008 which will be executed over 3 years. We anticipate that expenditures for our expansion plans will total approximately $ 15 to 20 million in 2009.

In continuation of our policy to have our own campus operations, we have acquired land in Pune, Hyderabad and Kolkata in addition to our campuses in Mumbai Chennai and Noida. These facilities when fully built, are expected to have a seating capacity for approximately 25,000 professionals.

For the Chennai facility, we have entered into a lease dated September 30, 2004 with the State Industrial Promotion Corporation of Tamil Nadu, or SIPCOT. We have acquired 18.75 acres of land near Chennai for a lease term of 99 years to establish a project in connection with software development and support services. According to the terms of the agreement, we require SIPCOT’s prior approval for any change in the composition of our Board of Directors that causes a change in ownership or management. Further, for the Mumbai facility we have entered into license agreements dated February 10, 2005, with the Maharashtra Industrial Development Corporation, or MIDC. We have been granted licenses to construct facilities over 50 acres of land in a phased manner in Navi Mumbai. Our occupation of the land is subject to entering into a lease agreement with a term of 95 years. We have currently entered into lease agreements for 15 acres and will soon be entering into lease agreements for 25 acres. This land may only be used for activities related to the information technology industry.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations of our company should be read in conjunction with the financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see “Item 3.D.  Key Information—Risk Factors.”

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

Our revenues grew from $ 326.6 million in 2004 to $ 718.9 million in 2008, representing a CAGR of 21.8%. Our net income grew from $ 46.5 million in 2004 to $ 101.4 million in 2008, representing a CAGR of 21.5%. Our total number of employees was 9,661 as of December 31, 2004 and 14,894 as of December 31, 2008. We are investing in new high-tech facilities, which we refer to as “knowledge parks”, designed for expanding our operations and training our employees. As of December 31, 2008, we had 237 sales and marketing personnel supported by dedicated industry specialists in 23 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

Our industry segments comprise of financial services, insurance services, manufacturing companies, communications, media and entertainment, technology services and others such as energy and utilities, retail, and logistics and transportation. We evaluate segment performance and allocate resources based on revenue growth. We categorize revenue in relation to segments based on items that are individually identifiable with that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably. Fixed assets used in our business or liabilities contracted have not been identified with any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

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

We have not experienced significant changes in our prices since 2002, whether onsite or offshore, principally due to increased competition for IT outsourcing services. Some of our larger customers receive reduced pricing through volume discounts. In order to provide competitive pricing to our customers, we have endeavored to shift the delivery of our services from onsite locations to low costing offshore delivery centers.

As of December 31, 2007, 12,011 of 14,945 total employees were located in India and as of December 31, 2008, 11,928 of 14,894 total employees were located in India. Our overall employee numbers increase as we add employees for both onsite and offshore work. We measure our service efforts that can be billed to clients in units of billed person-months. The number of offshore billed person-months has increased as a percentage of total billed person-months from 69.6% in 2007 to 71.2% in 2008.

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

	Year ended December 31, 2007			Year ended December 31, 2008
	Onsite Billed Person- months	Offshore Billed Person- months	Total	Onsite Billed Person- months	Offshore Billed Person- months	Total
Financial Services	4,790	16,379	21,169	3,996	15,643	19,639
Insurance	9,170	16,530	25,700	9,960	19,717	29,677
Manufacturing (1)	8,334	18,640	26,974	8,371	20,876	29,246
Communications, Media and Entertainment(2)	4,176	3,646	7,822	3,980	4,557	8,538
Product Engineering	4,787	18,498	23,285	4,679	17,845	22,524
Others (3)	3,268	5,294	8,562	3,645	6,957	10,602
Total	34,525	78,987	113,512	34,631	85,595	120,226

(1) From January 1, 2009, we have renamed our manufacturing segment industry practice as manufacturing, retail and distribution.

(2) From January 1, 2009, we have renamed our communications, media and entertainment practice as communications , media and utilities.

(3) From January 1, 2009, retail , logistics and transportation has been merged with the manufacturing industry practice and energy and utilities has been merged with the communications , media and entertainment practice.

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

Industry Segments

	Year ended December 31,
	2006	2007	2008
Industry Practice
Insurance	23.2%	23.6%	24.7%
Manufacturing (1)	21.7%	23.8%	25.1%
Financial Services	15.3%	14.1%	12.8%
Communications, Media and Entertainment(2)	18.9%	13.4%	12.6%
Others (3)	6.7%	8.4%	9.1%
Technology Practice
Product Engineering	14.2%	16.7%	15.7%
Total	100.0%	100.0%	100.0%

(1) From January 1, 2009, we have renamed our manufacturing segment industry practice as manufacturing, retail and distribution.

(2) From January 1, 2009, we have renamed our communications, media and entertainment practice as communications , media and utilities.

(3) From January 1, 2009, retail , logistics and transportation has been merged with the manufacturing industry practice and energy and utilities has been merged with the communications , media and entertainment industry practice.

Revenues by Contract Type

Our revenues are recorded either on a time-and-material, or T&M, basis or a fixed-price basis. The following table shows our revenues by contract type:

	Year ended December 31,
	2006	2007	2008
Time-and-Material	64.8%	67.6%	64.0%
Fixed Price	35.2%	32.4%	36.0%
Total	100.0%	100.0%	100.0%

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

A large proportion of our revenues from fixed-price contracts are from fixed-price SLAs. A large proportion of our fixed-price SLAs are application maintenance and support projects, as to which work and cost estimates have been fairly predictable. Our revenues from fixed-price SLAs were 24.4%, 22.2% and 22.7% in 2006, 2007 and 2008, respectively.

Revenue with respect to T&M contracts are recognized in the period that the services are performed. Revenue with respect to fixed-price SLA contracts are recognized ratably over the term of maintenance. Revenue with respect to other fixed-price contracts is recognized on a percentage of completion basis, measured by the percentage of costs incurred to date compared to the estimated total costs for each contract. See “Critical Accounting Policies—Revenue Recognition” below.

Revenues by Top Customers

As illustrated in the table below, a significant proportion of our revenues are derived from a small number of clients. In recent years, however, we have diversified our client revenues as a result of various initiatives, including our addition of new strategic clients, our focus on additional industry practices, our development of technology practices and our expansion of the range of service lines we offer. As of December 31, 2008, we had 92 clients, each of whom generated revenues of $ 1.0 million or more, compared to 84 in 2007 and 74 in 2006. We expect that this trend toward greater client diversification will continue.

	Year ended December 31,
	2006	2007	2008
General Electric	14.6%	11.8%	10.7%
State Farm Insurance	9.6%	9.1%	9.8%
Top 5 Clients	37.1%	34.8%	32.7%
Top 10 Clients	53.1%	47.6%	45.6%

Revenues by New and Existing Customers

Repeat business accounted for 91.5%, 92.4% and 93.0% of our revenues in, 2006, 2007 and 2008. Each customer is treated as a new customer for the quarter in which it first starts business with us and continues to remain as a new customer for the four succeeding quarters. The revenues in any quarter from customers other than new customers are termed as repeat business. We provide services to our largest client, General Electric, in a number of industries, including financial services, insurance and manufacturing.

The following table indicates the breakdown of revenues we derive from new customers and existing customers.

	Year ended December 31, 2008
	Existing Customers	New Customers	Total
	($ in millions)
Industry Practice
Insurance	175.0	2.3	177.3

Manufacturing (1)

174.0

6.5

180.5

Financial Services	88.2	3.4	91.7
Communications, Media and Entertainment(2)	64.5	25.7	90.2
Other Industries (3)	61.2	5.2	66.4
Technology Practice
Product Engineering	105.6	7.2	112.8
Total	$668.5	$50.4	$718.9

(1) From January 1, 2009, we have renamed our manufacturing segment industry practice as manufacturing, retail and distribution.

(2) From January 1, 2009, we have renamed our communications, media and entertainment practice as communications , media and utilities.

(3) From January 1, 2009, retail , logistics and transportation has been merged with the manufacturing industry practice and energy and utilities has been merged with the communications , media and entertainment industry practice.

Although we engage in one-time projects in some service lines, the majority of our projects are recurring in nature. Work done in product engineering services and packaged software implementation services, however, tends to be more for non-recurring projects.

Revenues by Geography

We record our revenue based on the location of our clients rather than according to the location where our services are provided. We classify our revenues into six geographic segments: the United States, Europe, India, Japan, Asia-Pacific (excluding Japan and India) and Others. As the table below illustrates, a significant proportion of our revenues is derived from clients located in the United States. We expect that a substantial majority of our revenues will continue to be derived from clients located in the United States. We categorize revenues geographically based on the location of the specific client entity for which the project has been executed, irrespective of the location at which the invoice is rendered or whether the work for a specific client entity is performed onsite or from our offshore delivery centers in India.

	Year ended December 31
	2006	2007	2008
United States	80.8%	77.9%	75.9%
Europe	11.6%	14.7%	15.7%
India	0.4%	0.8%	0.9%
Japan	3.8%	3.0%	3.5%
Asia-Pacific (excluding Japan and India)	1.9%	1.9%	2.3%
Rest of the World	1.5%	1.7%	1.7%
Total	100.0%	100.0%	100.0%

We have experienced revenue growth in the European market. Revenues in Europe have increased from $ 67.3 million in 2006 to $ 97.7 million in 2007 and were at $ 112.6 million in 2008.

Expenses

Cost of Revenues

Cost of revenues represented 64.6%, 67.9% and 68.3% of our revenues in 2006, 2007 and 2008. Our cost of revenues largely consists of costs relating to our software professionals, including salary and other compensation and benefits expenses, travel expenses, immigration expenses, data communications expenses, computer and software expenses and depreciation. Cost of revenues also includes the cost of subcontractors.

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

The utilization rates of our software professionals also affect our gross profits. We define employee utilization as the proportion of total billed person-months to total available person-months, including employees in training and holiday and vacation time, and excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of software professionals assigned to a project varies according to the size, complexity, duration, and demands of the project. Our utilization rates for the years ended December 31, 2006, 2007 and 2008 were 71.4%, 72.4% and 72.1%. We try to minimize the cost impact of unutilized capacity by ensuring that a majority of our unutilized capacity is attributable to software professionals based in India.

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

Selling, general and administrative expenses represented 18.6%, 17.7% and 18.5% of our revenues in 2006, 2007 and 2008, respectively. These expenses comprise an important element of our sales strategy, as we seek to ensure that senior management personnel are based in client locations and continue to invest in developing our sales and marketing presence in key markets. We expect selling, general and administrative expenses to continue at current levels as a proportion of revenues. We continue to invest in sales and marketing and in building brand awareness, leading to a slight increase in sales and marketing expenses as a proportion of revenues. We have started to transfer a larger part of our general and administrative expenses offshore to India as the scale of our operations increases. We expect to achieve improved efficiencies in general and administrative expenses as a result of this transfer and economies of scale resulting from our recent growth. Accordingly, we expect our increased selling expenses to be partially offset by a decrease in our general and administrative expenses.

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

We seek to mitigate the effect of exchange rate fluctuation on our operating results by purchasing foreign exchange forward and option contracts. However, these activities do not entirely mitigate the effects of exchange rate fluctuations. Effective May 2004, we designated certain forward and option contracts as cash flow hedges in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities. We defer changes in fair value of designated cash flow hedges and record them as a component of accumulated other comprehensive income until the hedged transactions occur, at which time we recognize the gain/loss in our consolidated statements of income. For details on forward and options contracts outstanding as of December 31, 2008 and 2007 See “Item 11.Quantitative and Qualitative Disclosures about Market Risk — Exchange Rate Risk”.

The translation of the rupee, GBP and Euro into U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenues and expense accounts using the exchange rate prevailing on the date of those transactions.

Under the Foreign Exchange Management Act, 1999, or FEMA, as amended, an Indian company is required to take all reasonable steps to realize and repatriate into India all foreign exchange earned by the company outside India, in accordance with the rules specified by the Reserve Bank of India, or the RBI. The FEMA also imposes certain restrictions on capital account transactions by Indian companies. These regulations do not significantly affect our operations at present.

Accounts Receivable and Unbilled Revenue

The key performance indicator used by us for collecting cash from our customers is adjusted days of sales outstanding (ADSO). We analyze and compute our adjusted days of sales outstanding based on both billed revenue (accounts receivable) and unbilled revenue for each relevant period. Unbilled revenue represents “cost and estimated earnings in excess of billings on uncompleted contracts, net of billings in excess of cost and estimated earnings on uncompleted projects”. We define our adjusted days of sales outstanding as the ratio of accounts receivable plus unbilled revenue at year-end to revenues in a year, multiplied by 365. The table below sets out the three year trend of the days of sales outstanding along with unbilled revenue:

	2006	2007	2008
	($ in millions)
Account Receivables	115.6	136.4	111.8
Unbilled Revenue (UBR)	19.5	28.9	24.7
DSO including UBR (days)	85	91	69

The ADSO for the year ended December 31, 2008 has reduced to 69 days, which is mainly due to the additional efforts made by the management on timely collections from the customers due to the credit crisis prevailing in the global markets.  The following table presents a profile of our accounts receivable, net of reserves in terms of days for which accounts receivable have been outstanding:

	2006	2007	2008
	($ in millions)
Period in days
0-90	105.9	116.1	102.7
91-180	8.6	17.2	6.7
More than 180	1.1	3.1	2.4
Total	115.6	136.4	111.8

In 2006, 2007 and 2008, provision of doubtful debts and advances was $ 1.2 million, $ 1.2 million and $ 1.6 million, respectively.  We expect to continue to have low levels of provisions for doubtful debts.

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

Currently, we benefit from tax holidays given by the Government of India for the export of IT services from specially designated software technology parks, or STPIs, and special economic zones, or SEZs, in India. The tax incentives currently include a 10-year holiday from the payment of Indian corporate income tax for the operations of most of our Indian facilities. As a result of these tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. The aggregate benefit of this tax holiday with respect to our net income was $ 25.3 million, $ 28.9 million and $ 27.3 million for 2006, 2007 and 2008, respectively. The tax benefits available for some of our facilities on account of tax holidays have expired and certain others will expire upon completion of 10 years, however the tax holiday for the export of IT services will expire on March 31, 2010. Consequently, we expect our effective tax rate to increase.

In December 2006, we received a demand notice from the Indian Income Tax department for approximately Rs. 630.17 million, including an interest demand of approximately Rs. 186.85 million ($ 12.9 million including an interest demand of approximately $ 3.8 million) for the assessment year 2004-05. The tax demand was mainly on account of disallowance of deduction claimed by us under Section 10A of the Indian Income Tax Act, 1961, in respect of profits earned by its various eligible undertakings. Section 10A of the Indian Income Tax Act exempts the profits earned by an undertaking for the export of computer software upon the fulfillment of certain conditions. One of the conditions is that the unit should not have been formed by the splitting up of an existing business. We have only expanded our software development business whereas the Indian Income Tax department contends that the business of the new units is comprised of business transferred from existing units by splitting them. In consultation with its our tax advisers, we filed an appeal in January 2007 challenging the disallowance.

One of the requirements under the Indian Income Tax Rules to proceed with an appeal is to deposit, either immediately or through monthly installments, a sum equivalent to 50% of the amount that is under appeal. Until March 31, 2008, the Company deposited a sum of Rs. 310.28 million ($ 7.2 million). Considering the facts and nature of disallowances and based on the advice given by our legal counsel, management considered that the disallowance was not tenable and, therefore was confident of a favorable outcome in appeal proceedings and hence no provision for such income tax demand was considered necessary.

Subsequently, in February 2008, the Company received an order from the Commissioner Income Tax (CIT) (Appeals) in our favor by allowing the claim under Section 10A of the Indian Income Tax Act. We received a refund of the taxes paid after adjustment of the new demand for the assessment year 2002-03 as explained above below.

In December 2007, we received another demand, for Rs. 261.70 million including an interest demand of approximately Rs. 139.88 million ($ 5.3 million including an interest demand of approximately $ 2.8 million) for the assessment year 2002-03.  The new demand related to the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act. In the opinion of management, and based on advice received, the demand was considered as not tenable against us and we have filed an appeal with the appellate authority.

Subsequently, in March 2008, we received an order from the CIT (Appeals) in our favor by allowing the claim under Section 10A of the Indian Income Tax Act. Until March 2008 an aggregate amount of Rs. 261.70 million ($ 6.1 million) along with interest has also been received as refund.

The Indian Income tax department has appealed against the CIT (Appeal’s) order in respect of the assessment years 2002-03 and 2004-05 in the Indian Income Tax Appellate Tribunal.

In December 2008, we received a demand of approximately Rs. 458.66 million for the assessment year 2003-04 including an interest demand of Rs. 258.64 million ($ 9.4 million including an interest demand of approximately $ 5.3 million) and another demand in January 2009 of approximately Rs. 1,131.76 million for the assessment year 2005-06 including an interest demand of approximately Rs. 421.97 million ($ 23.2 million including an interest demand of approximately $ 8.7 million). These new demands concerns the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act. . We have filed an appeal and a stay of demand has been granted until June 30, 2009.  Additionally we have deposited with the Indian Income Tax authorities Rs. 209 million ( $ 4.1million) as deposit relating to the demands received in December 2008 .. We consider these demands as not tenable against us and, therefore, no provision for this tax contingency has been established.

The provisions of the Indian Income Tax Act of India are amended on an annual basis by enactment of the Finance Act. The Finance Act, 2008 has not changed the effective tax rate of 33.99%.  The Finance Act, 2008 has increased the short term Capital Gain tax from 10% to 15%.  The Finance Act, 2008 has also extended the scope of service tax to cover asset management services provided by stock/commodity exchanges and clearing houses, right to use goods and development of customized software. These changes have no impact on our operating expenses.

In addition, we may also be subject to changes in taxation resulting from the actions of applicable income tax authorities in India or from Indian tax laws that may be enacted in the future. For example, we may incur increased tax liability as a result of a determination by applicable income tax authorities that the transfer price applied to transactions involving our subsidiaries and the Company was not appropriate.

Any increases in our effective tax rate, as a result of the expiration of tax benefits we currently enjoy, changes in applicable tax laws or the actions of applicable income tax or other regulatory authorities could materially reduce our profitability.

In connection with a review of various tax aspects relating to our international operations, during 2006, we reached a settlement with the IRS, relating to our tax returns for our U.S. operations for 2001 and 2002. The IRS has also commenced, but not yet completed, a tax review of our U.S. operations for the years 2003 through 2005. Pursuant to the settlement, we revised our tax provisions for 2001 and 2002 and recomputed our tax provision for 2003, 2004 and 2005. This revision, representing changes in estimates, has resulted in an additional charge of approximately $ 14.1 million in our financial statements for the year ended December 31, 2006. Additionally, a consequential interest and deferred tax charge in an amount of $ 6.0 million has been accrued in our financial statements for the year ended December 31, 2006 and $ 1.7 million for the year ended December 31, 2007.

Our total income tax liability for the year ended December 31, 2006 was $ 47.7 million, of which $ 30.3 million resulted from provisioning due to reassessment of our payroll and corporate tax obligations for our international operations.

During the year ended December 31, 2008, the US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni Americas Inc. and for the years ended March 31, 2003, 2004 and 2005 of our U.S. branch. Based on the completion of assessment of these years, we reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for the latter years based these tax assessments . As a result, the following amounts have been included in the income statement for the fiscal year ended December 31, 2008 as a change in estimate :

Reduction of accrual for payroll taxes(1)	$(2,769,567)
Reduction in interest expenses(2)	(6,497,329)
Increase in interest expense	560,507
Reduction in other expense (3)	(1,092,687)
Reduction in income taxes — current	(12,496,744)
Increase in income taxes — deferred	4,112,604
$(18,183,216)

(1)            Included under cost-of revenues.

(2)            Included under interest expense reserved.

(3)            Included under other income/expense.

As the IRS review for 2005 through 2006 began in the last quarter of 2008, we cannot currently assess whether this review may result in an increase or decrease in tax liability.

Taratec Acquisition

On July 23, 2007, we acquired a 100% equity interest in Taratec which has been named as Patni Life Sciences Inc. Taratec is a leading consulting company in the life sciences industry providing integrated business, information technology, and regulatory compliance products and services. We paid an initial purchase price of approximately $ 15.7 million, including expenses, of which $ 8.3 million has been accounted for as goodwill and $ 1.7 million has been accounted for as customer related intangibles. The terms of the purchase also provide for payment of contingent consideration to all of the selling shareholders, payable over a three year period ending on June 30, 2010, and calculated based on the achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed $ 13.2 million. Further, as a part of the acquisition, we initiated an incentive plan linked to revenues and margins, for certain specific employees of Taratec and Patni. The incentive payments under this plan will not exceed $ 3.5 million over the next three years through June 2010. Since the incentive payments are linked to continuing employment, the payments under the plan are recognized as compensation for post acquisition services. Accordingly, $ 156,974 and $ 17,867 have been recorded as cost of revenues and selling, general and administrative expenses, respectively, for the year ended December 31, 2007. Based on the assessment of revenue targets achieved for the year ended June 30, 2008 and to be achieved for the year ended June 30, 2009 our management has concluded that no amount is required to be accrued as compensation cost for these employees for the year ended December 31, 2008.

Logan Orviss Acquisition

On July 2, 2007, we acquired the business and assets of Logan Orviss, an European telecommunications consulting services company. We paid an initial purchase price of approximately $ 8.6 million, including expenses, of which $ 6.5 million has been accounted for as goodwill and $ 2.1 million has been accounted for as customer related intangibles. Further, as a part of the acquisition, we initiated an incentive plan linked to revenues for certain specific employees. Accordingly, $ 22,664 and $ 222,690 have been recorded as cost of revenues and selling, general and administrative expenses, respectively, for the year ended December 31, 2007. During 2008, based on the assessment of revenue targets achieved for the year ended June 30, 2008, $ 117,108 has been recorded as selling, general and administrative expenses for these employees.  Further, based on the assessment of revenue targets to be achieved for the year ended June 30, 2009, an additional amount of $ 62,510 has been recorded as selling, general and administrative expenses for these employees for the year ended December 31, 2008. Our management estimates are that incentive payments under this plan will not exceed $ 13.08 million through June 2010.

Purchased Intellectual Property

In 2007, we through our wholly owned subsidiary, Patni Americas, Inc.USA, acquired from one of our major customers, the worldwide rights for a software proprietary intellectual property rights, or the IPR, that enables communication service providers to offer customer management, retail point-of-sale and billing services for a variety of products and services. The cost of acquisition of the IPR amounting to $ 20.3 million (GBP 10 million) has been capitalized as an intangible asset and is being amortized over a period of ten years. We intend to use this intellectual property for the purposes of software licensing, provision of reusable IP-led IT services, managed services and provision of hosted or software-as-a-service solutions. A royalty of 5% is payable to the seller on such sales.

During 2008, we carried out an impairment test for the purchased IPR in accordance with FAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”).  For purposes of FAS 144, impairment is the condition that exists when the carrying amount of a long-lived asset (asset group) exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). Based on the results of the recoverability test, the sum of the undiscounted cash flows of IPR expected to result from its use exceeded the carrying amount as at December 31, 2008. We estimated these undiscounted future cash flows that are directly associated with and are expected to arise as a direct result of using the IPR considering current prevailing economic conditions.  Additionally, a valuation report provided by an external valuer assessed the fair value of the IPR at $14.5- 16 million (GBP 10-11 million) which was lower than the carrying value of the asset. Even though this valuation report provided a value of $ $14.5- 16 million which is less than the carrying value, we concluded that under FAS 144, no impairment charge should be recognized as at December 31, 2008, as the undiscounted cash flows expected to be received from the continuing use of IPR exceeded its carrying value as stated above.

Expansion Plans

We operate through our facilities located in various parts of India. In the recent past we have acquired facilities to support our growth. In keeping with our plans for expansion, we have constructed new facilities in India, which includes three knowledge parks in Chennai, Navi Mumbai and Noida. These knowledge parks will have state-of-the-art infrastructure with extensive workspace and training facilities and a modular design for ease of segregation of dedicated projects with the ability to provide scale and service to clients from one location. The Navi Mumbai, Chennai and Noida facilities are expected to accommodate up to 14,000,10,000 and 3,200 engineers, respectively, when completed.

Phase 1 of the Navi Mumbai facility with a capacity of 4,300 seats, is complete and occupied. Phase I of Chennai facility with a capacity of 1,200 seats, is complete and partially occupied, while 1,200 seats of Noida facility have been completed and are partially occupied.

See “Item 4.D. Information on the Company—Property, plant and equipment.”

Buyback of Shares

In February 2008, our Board of Directors approved a proposal to repurchase fully paid equity shares to the extent of 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount of Rs. 2,370 million ($53 million) in accordance with the provisions of Sections 77A, 77AA, 77B and other applicable provisions of the Indian Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 the (“Buy Back Regulations”), for which necessary public announcements were made on April 2, 2008.

We commenced the repurchase of shares on July 10, 2008. Our Board of Directors declared closure of the buy back offer on October 23, 2008. Subsequent to the share repurchase, such shares are required to be extinguished as per the requirements of Section 77A of the Indian Companies Act, 1956.

During the year ended December 31, 2008, we repurchased a total of 10,957,082 equity shares through the Bombay Stock Exchange and the National Stock Exchange of India Limited for an aggregate consideration of Rs. 2,370 million ($ 53 million) which was 100% of the amount authorized for such buy back. Subsequently, we extinguished the equity shares so bought back by us.

Our retained earnings include profits aggregating Rs. 21.9 million ($ 0.4 million) set aside as Capital Redemption Reserve as required by the Indian Companies Act, 1956 pursuant to the repurchase which can be utilized by us only for the purpose of issuing fully paid bonus shares.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues, calculated from our consolidated financial statements :

	Year ended December 31,
	2006	2007	2008
Revenues	100%	100%	100%
Cost of revenues	64.6%	67.9%	68.3%
Gross profit	35.4%	32.1%	31.7%
Selling, general and administrative expenses	18.6%	17.7%	18.5%
Foreign exchange (gain)/loss, net	0.5%	(3.5)%	2.5%
Operating income	16.3%	17.9%	10.7%
Interest and dividend income	1.7%	1.9%	1.8%
Interest expense	(0.5)%	(0.5)%	(0.2)%
Interest expense reversed	—	—	0.9%
Gain on sale of investments, net	0.3%	1%	1.3%
Other income (expense), net	0.6%	0.3%	0.3%
Income before income taxes	18.4%	20.6%	14.8%
Income taxes	8.2%	3.3%	0.7%
Net income	10.2%	17.3%	14.1%

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues

Our revenues were $ 718.9 million in 2008, representing an increase of 8.4% from revenues of $ 662.9 million in 2007. Revenues from existing customers contributed $668.5 million and new customers contributed $ 50.4 million to our revenues. This represented an increase of 9.1% in revenues from existing customers and increase of 0.1% in revenues from new customers compared to 2007. Growth in revenues from our existing operations was attributable to an increase of 5.9 % in the total billed person-months from work performed at both our offshore and onsite locations. Onsite work measured in billed-person months increased by 0.3 % in 2008 compared to 2007, while offshore work increased 8.4% over the same period. We increased our client relationships to 331 as of December 31, 2008 from 318 as of December 31, 2007. In addition, the total number of clients that individually accounted for over $ 1.0 million in annual revenues increased to 92 as of December 31, 2008 from 84 as of December 31, 2007.

During 2008, our revenues from T&M projects increased by 2.7% over revenues in 2007, while revenues from fixed price contracts increased by 20.5% over the same period.  T&M projects accounted for 64.0% of our revenues in 2008, compared to 67.6% in 2007,and 48.7% of our new business was billed on a T&M basis.

Our client concentration, as measured by the proportion of revenue generated from our top ten clients, decreased to 45.6% in 2008 from 47.6% in 2007. General Electric, our largest client, contributed 10.7% of our revenues in 2008, compared to 11.8% in 2007.

During 2008, clients in the insurance, manufacturing, product engineering services and financial services industries continued to contribute a large proportion of our revenues. Revenues from clients in these industries in 2008 increased by 13.2%, 14.6%, 1.6% and decreased by 2.2% as compared to 2007 and contributed 24.7%, 25.1%, 15.7% and 12.8% to overall revenues, respectively. Our other industry practices including communications, media and entertainment contributed 21.7% and 21.8% of our revenues in 2008 and 2007.

During 2008, we continued to derive a significant proportion of our revenues from clients located in the United States. In 2008 and 2007, we derived 75.9% and 77.9% of our revenues from clients located in the United States.

Cost of revenues

Our cost of revenues was $ 491.3 million in 2008, representing an increase of 9.18% from $ 450 million in 2007. Cost of revenues represented 68.3% and 67.9% of our revenues in 2008 and 2007. Out of the net increase of $ 41.3 million in cost of revenues, $ 26.4 million was attributable to salary expenses which was partly compensated by reversal of $ 2.7 million on payroll and related taxes as a result of the completion of assessment by the IRS and the remaining increase was mainly due to a $13.35 million increase in subcontractor costs.  Rupee depreciation also had a positive impact leading to reduction in the cost of revenues in 2008 as compared to 2007.

Gross profit

Our gross profit for 2008 was $ 227.6 million, representing an increase of 6.9% from $ 212.8 million in 2007. Gross profit as a percentage of our revenues decreased to 31.7% in 2008 from 32.1% in 2007.

Selling, general and administrative expenses

During 2008, our selling, general and administrative expenses were $ 131.1 million, representing an increase of 12.7% from $ 116.3 million in 2007 and our selling, general and administrative expenses as a percentage of our revenues increased to 18.3% in 2008 from 17.5% in 2007.

During 2008, our sales and marketing expenses were $ 52.5 million, representing an increase of 14.7% from $ 45.8 million in 2007. Personnel costs increased by $ 4.7 million due to the addition to sales and marketing personnel mainly in the European region to strengthen our European business operations and higher compensation costs resulting from salary increases. Other selling and marketing costs increased by $ 2.19 million. We believe that our investment in selling and marketing expenses has contributed to the growth and diversification of our client revenues.

Our general and administrative expenses were $ 78.5 million in 2008, representing an increase of 11.5% from $ 70.5 million in 2007. Personnel costs increased in 2008 by $ 4.6 million due to the addition of general and administrative personnel and annual salary revisions. Other general and administrative charges increased by $ 4.2 million.

Foreign exchange gain/loss

In 2008, we had a foreign exchange loss of $ 18.4 million as against a gain of $ 23.4 million in 2007. The year-end exchange rate in rupees per U.S dollar for 2007 was 39.41 as compared to 48.58 in 2008 resulting in a 23% depreciation during the year - end in percentage terms. Our dollar-denominated receivables continued to be hedged. Mark-to-market of foreign exchange contracts and revaluation of debtors resulted in a net foreign exchange loss.

Operating income

As a percentage of revenues, operating income decreased to 10.7% in 2008 from 17.9% in 2007. Our operating income was $ 76.58 million in 2008, representing a decrease of 35.5% from $ 118.7 million in 2007 which is mainly due to a foreign exchange loss of $ 18.4 million on account of rupee depreciation as mentioned above as compared to a foreign exchange gain of $ 23.4 million in 2007. For the year ended December 31, 2008 every percentage point change in the exchange rate between the rupee and U.S. dollar, has affected our operating margins by approximately 0.3% to 0.35%. The exchange rate between the rupee and dollar has fluctuated substantially in the recent years and may continue to do so in future. We are unable to predict the impact that future fluctuations may have on our operating margins.

Other income (expense)

Other income (expense), reflects interest and dividend income, interest expense, interest expense reversed, net gain on sale of investments and other income or expense, net. In 2008, our gain on sale of investments was $ 9.7 million as compared to $6.4 million in 2007. In 2008, our interest and dividend income were $ 13.0 million as compared to $ 12.5 million in 2007. In 2008 we had an interest expense reversal of $ 6.5 million as a result of the completion of assessment by the IRS. Our other income (expense), net was $ 2.6 million in 2008, as compared to $ 1.75 million in 2007 resulting in net increase of $ 0.9 million.

Income taxes

We made a provision of $ 5.2 million for income taxes in 2008, representing a decrease of 76.1% from $ 21.8 million in 2007 due to reversal of $ 8.4 million on account of as a result of the completion of assessment by the IRS for previous tax periods (See “Taxes” above). Our effective tax rate was 14.0% excluding the impact of change in estimates as a result of the completion of assessment by the IRS) in 2008 compared to 16.0%. in 2007.

Net income

Our net income was $ 101.4 million in 2008, representing a decrease of 11% from $ 114 million in 2007. As a percentage of our revenues, net income decreased to 14.1% in 2008 from 17.2% in 2007. The decrease in the net income is mainly due to the reasons explained above.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues

Our revenues were $ 662.9 million in 2007, representing an increase of 14.5% from revenues of $ 578.9 million in 2006. Revenues from existing customers contributed $612.6 million and new customers contributed $ 50.3 million to our revenues. This represented an increase of 15.6% in revenues from existing customers and increase of 2.6% in revenues from new customers compared to 2006. Growth in revenues from our existing operations was attributable to an increase of 18.1 % in the total billed person-months from work performed at both our offshore and onsite locations. Onsite work measured in billed-person months increased 7.7 % in 2007 compared to 2006, while offshore work increased 23.3% over the same period. We increased our client relationships to 318 as of December 31, 2007 from 239 as of December 31, 2006. In addition, the total number of clients that individually accounted for over $ 1.0 million in annual revenues increased to 84 as of December 31, 2007 from 74 as of December 31, 2006.

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

During 2007, clients in the insurance, manufacturing, product engineering services and financial services industries continued to contribute a large proportion of our revenues. Revenues from clients in these industries in 2007 increased by 16.4%, 25.5%, 34.7% and 6.1% as compared to 2006 and contributed 23.6%, 23.8%, 16.7% and 14.1% to overall revenues, respectively. Our other industry practices including communications, media and entertainment contributed 21.7% and 25.6% of our revenues in 2007 and 2006. Until December 31, 2006, we reported product engineering services and ISV as separate industry segments. The product engineering services business is primarily related to embedded technology services for products and the ISV unit provided the user interface for these products. Both these segments form part of technology services. Effective January 1, 2007, we have combined these two business segments with the primary focus on the following synergies (i) demand for providing end-to-end solutions from product engineering clients. (ii) leveraging the domain skills and platform skills to provide end-to-end solutions.

During 2007, we continued to derive a significant proportion of our revenues from clients located in the United States. In 2007 and 2006, we derived 77.9% and 80.8% of our revenues from clients located in the United States. Revenues from these clients grew by 10.4% in 2007, while revenues from clients in other regions grew by 32% in the same period.

Cost of revenues

Our cost of revenues was $ 450 million in 2007, representing an increase of 20.3% from $ 374 million in 2006. Cost of revenues represented 67.9% and 64.6% of our revenues in 2007 and 2006. Out of the increase of $ 76 million in cost of revenues, $ 59 million was attributable to wage costs, $ 7.1 million to travel costs, $ 1.2 million to data-link charges, $ 1.4 million to electricity cost of Airoli, $ 1.4 million to rent charges, $ 0.5 million on account of amortization of purchased intangible asset, and $ 4 million due to depreciation charged on assets. Wage costs increased by $ 59 million due to an increase in headcount of software professionals, annual salary revisions and reversal of $ 9.0 million in 2006, payroll and related taxes in 2006 for our international operations arising on reassessment of certain wages paid, and short-term benefits given to our employees when working outside India. Expansion of our facilities and capital expenditure incurred with respect to units such as Airoli led to an increase in depreciation cost and other related cost. The rupee appreciation also had an impact on the higher cost of revenues in 2007 as compared to 2006 with the rupee appreciating by approximately 11% as compared to 2006.

Gross profit

Our gross profit for 2007 was $ 212.8 million, representing an increase of 3.9% from $ 204.9 million in 2006. Gross profit as a percentage of our revenues decreased to 32.1% in 2007 from 35.4% in 2006 reflecting a higher increase in cost of revenues as compared to increase in revenues mainly on account of increase in wage cost and rupee appreciation.

Selling, general and administrative expenses

During 2007, our selling, general and administrative expenses were $ 116.3 million, representing an increase of 9.2% from $ 106.5 million in 2006. During 2007, our selling, general and administrative expenses as a percentage of our revenues decreased to 17.5% from 18.4% in 2006.

During 2007, our sales and marketing expenses were $ 45.8 million, representing an increase of 6.3% from $ 43.1 million in 2006. Personnel costs increased by $ 2.9 million due to the addition to sales and marketing personnel and higher compensation costs resulting from salary increases. Other selling and marketing costs increased by $ 0.2 million. We believe that our investment in selling and marketing expenses has contributed to the growth and diversification of our client revenues.

Our general and administrative expenses were $ 70.5 million in 2007, representing an increase of 10.5% from $ 63.8 million in 2006. Personnel costs increased in 2007 by $ 4  million due to the addition of general and administrative personnel and annual salary revisions, directors’ remuneration increased by $ 2.3 million on account of termination payments to two of our executive directors, resulting from the termination of their employment with us. Other general and administrative charges increased by $ 0.4 million.

Foreign exchange gain/loss: In 2007, we had a foreign exchange gain of $ 23.4 million as against a loss of US $ 2.7 million in 2006, as our dollar-denominated receivables continued to be hedged to a significant level. Mark to market of foreign exchange contracts and revaluation of debtors resulted in a net foreign exchange gain.

Operating income:  Our operating income was $ 118.7 million in 2007, representing an increase of 25.6% from $ 94.5 million in 2006 which is mainly due to a foreign exchange gain of $ 23.4million on account of rupee appreciation. As a percentage of revenues, operating income increased to 17.9% in 2007 from 16.3% in 2006 .

Other income (expense): Other income (expense) reflects interest and dividend income, interest expense, net gain on sale of investments and other income or expense. Our other income (expense), net was $17 million in 2007, increasing 36% from income of $12.5 million in 2006 resulting in net increase of $ 4.5 million. In 2007, our gain on sale of investments was $ 6.4 million as compared to $ 1.7 million in 2006. In 2007, our interest and dividend income were $ 12.5 million as compared to $ 10.1 million in 2006.

Income taxes: We made a provision of $ 21.8 million for income taxes in 2007, representing a decrease of 54.3% from $ 47.7 million in 2006. Our effective tax rate was 16.1% in 2007 compared to 16.2% (excluding the impact of change in estimates on account of the IRS settlement) in 2006. The 2006 income taxes includes $ 30.3 million provision recognized as a result of reassessment of our payroll and corporate tax obligations for our international operations.

Net income:  Our net income was $ 114 million in 2007, representing an increase of 92.2% from $ 59.3 million in 2006. As a percentage of our revenues, net income increased to 17.2% in 2007 from 10.2% in 2006. The increase in the net income is mainly on account of reasons explained above.

5.B. Liquidity and Capital Resources

Our operations and our growth have been financed by cash generated from operations and from the proceeds of sales of equity shares.

We invest in units of mutual funds either in ‘open ended’ schemes or in ‘fixed maturity plans’. While the investments in ‘open ended’ mutual fund units can be sold any time without exit fees, the investments in units of ‘fixed maturity plan’ can be sold subject to an exit fee of approximately 1%- to 2%. We have categorized our investments in units of mutual fund schemes as ‘liquid mutual fund units’ and ‘fixed maturity plans’ classified as ‘available for sale’ investments in our consolidated financial statements.

As of December 31, 2008, we had $ 60.1 million in cash and cash equivalents, $ 152.9 million invested in units of liquid mutual funds, $ 90.6 million invested in units of mutual fund (fixed maturity plans) and $ 2.1 million invested in other investments. As of December 31, 2007 we had $ 32.6 million in cash and cash equivalents, $ 138.4 million invested in units of liquid mutual funds, $ 143.1 million invested in units of mutual fund (fixed maturity plans) and $ 16.3 million invested in other investments. As of December 31, 2008 and 2007, we have not incurred any exit fees on investments in mutual fund units of fixed maturity plans.

Our working capital (comprising current assets excluding cash and cash equivalents and investments less current liabilities) as at December 31, 2008 and at December 31, 2007 was $ 18.4 million and $ 90.7 million, respectively. Our working capital is sufficient to meet our present requirements. We had no outstanding bank borrowings or long-term debt as of such date. Net cash provided by operating activities was $ 149.3 million, $ 111.3.0 million, and $ 59.1 million in the years ended December 31, 2008, 2007 and 2006, respectively. The adjustments for the year ended December 31, 2008, to reconcile the $ 101 million net income to net cash provided by operating activities, consisted primarily of depreciation and amortization of intangible expense of $ 27.7 million and deferred tax credit of $ 9.2 million and gain from sale of investments of $ 9.7 million. The adjustments for the year ended December 31, 2007, to reconcile the $ 114 million net income to net cash provided by operating activities, consisted primarily of depreciation expense of $ 25.0 million and deferred tax credit of $ 10.1 million and gain from sale of investments of $ 6.4 million. The adjustments for the year ended December 31, 2006, to reconcile the $ 59.3 million net income to net cash provided by operating activities, consisted primarily of depreciation expense of $ 19.6 million and gain from sale of investments of $ 1.7 million. The increase in depreciation was due to an increase in investment in property, plant and equipment to develop and expand our existing as well as new facilities The net asset base was $ 164.8 million, $ 188.3 million and $ 131.0 in the years ended December 31, 2008, 2007 and 2006, respectively. Provision for bad debts was $ 1.6 million, $ 1.2 million and $ 1.2 million for the year ended December 31, 2008, 2007 and 2006, respectively.

Adjusted days of sales outstanding reduced to 69 days in the year ended December 31, 2008 as compared to 91 days in the year ended December 31, 2007 and it was 85 days in the year ended December 31, 2006. Net accounts receivable and cost and estimated earnings in excess of billings on uncompleted contracts decreased by $ 6.7 million for the year ended December 31, 2008 and increased by $ 21.8 million in 2007 and $ 36.3 million in 2006.

Current assets and other assets decreased by $ 19.3 million for the year ended December 31, 2008 and increased by $ 20.4 million for the year ended December 31, 2007 and by $ 1.3 million for the year ended December 31, 2006. Cash inflows for the year ended December 31, 2008 were mainly on account of refund of $  6.8 million in respect of deposit with tax authorities, and $ 13.2 million on account of settlement of derivative contracts. Cash outflows for the year ended December 31, 2007 were $ 6.8 million in respect of deposit placed with tax authorities in India, $ 10.2 million in derivative contracts and cash inflows for the year ended December 31, 2007 was mainly on account of the $ 0.9 million in gratuity asset. Cash outflows for the year ended December 31, 2006 were $ 1.4 million in leasehold land, $ 0.1 million in prepaid expenses, and $ 1.2 million in foreign exchange advances and cash inflows for the year ended December 31, 2006 were $ 1.2 million in deferred cost and revenue and $ 0.2 million in advances to vendors.

Accounts payable and accrued expenses increased by $ 8.5 million for the year ended December 31, 2008, compared to an increase of $ 6.3 million in 2007 and $ 20.3 million in 2006. The increase in 2008 is due to increase in accruals related to employee related expenses of $ 4.9 million, $ 4.6 million in accrued expenses and reduction of $ 1 million in trade accounts payable.

Our billings in excess of costs and estimated earnings on uncompleted contracts, which represent billings in excess of revenues that are recognized, increased by $ 3.1 million, $ 0.06 and $ 0.9 million in the year ended December 31, 2008, 2007 and 2006, respectively.

Taxes paid were $ 39.9 million, $ 29.5 million and $ 17.0 million as against a tax provision of $ 43.3 million, $ 31.9 million and $14.4 million for the years ended December 31, 2006, 2007 and 2008, respectively.

Other current liabilities and other liabilities increased by $ 4.4 million during the year ended December 31, 2008. The increase in the year ended December 31, 2008 resulted from increase of $ 7.0 million in derivative liabilities, $ 2.8 million increase in leave encashment provision, $ 1.9 million increase in sales discounts,$ 2.6 million increase in statutory liabilities for tax deducted at source on payroll and Value Added Tax (VAT) payments,  $ 1.4 million increase in provision for pension and reduction of $ 11.2 million in other liabilities on account of reversal of payroll and related taxes, interest and penalty due to completion of assessment by the IRS for years 2003 and 2004. Other current liabilities and other liabilities increased by $ 8.2 million during the year ended December 31, 2007. The increase in the year ended December 31, 2007 resulted from increase of $ 2.1 million in leave encashment provision, $ 2.2 million increase in deferred revenue, $ 2.7 million increase in other liabilities on account of advance received on sale of furniture at India (Vashi) location, $ 1.0 million increase in advance from customer and $ 1.9 million decrease in other current liabilities. Other current liabilities and other liabilities decreased by $ 16.0 million during the year ended December 31, 2006. The decrease in the year ended December 31, 2006 resulted from a $ 6.7 million in derivative contracts, $ 14.6 million payroll and related tax liability on account of payment and liability reversal and an increase of $ 2.0 million leave encashment provision, $ 0.9 million increase in sales discount, $ 0.2 million increase in warranty provision, $ 1.7 million increase in pension benefit and $ 0.5 million increase in other current liabilities.

The changes in the operating activities is in line with the growth in our revenues and volume of operations.

Net cash used in investing activities was $ 35.5 million for the year ended December 31, 2008, $ 130.0 million for 2007 and $ 155.4 million for 2006. Net cash used in the acquisition of property, plant and equipment for the years ended December 31, 2008, 2007 and 2006 was $ 43.36 million, $ 61.9 million and $ 48.5 million, respectively. In 2008, 2007 and 2006 cash outflow was higher mainly on account of the purchases of new facilities and expansion of our existing facilities. Net sale of investment securities were $ 4.0 million for the year ended December 31, 2008 as against net purchases of investment securities of $ 14.8 million and $ 94.5 million for the year ended December 31, 2007 and 2006, respectively. Additional purchase consideration to Cymbal shareholders amounted to $ 12.4 million and $ 12.2 million for the year ended December 31, 2007 and 2006, respectively. Net cash used in investing activities in 2007 included $ 21.4 million for the acquisition of Logan Orviss and Taratec, net of cash acquired and $ 20.4 million for acquisition of technology related intangibles from one of our major customers.

Net cash used in financing activities was $ 64.6 million, $ 8.7 million and $ 7.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. We spent $ 53.1 million on purchase of common stock and paid $ 11.4 million as dividends, including dividend tax, on our equity shares in the year ended December 31, 2008. We received proceeds of $ 0.2 million from our employee stock option plan during the year ended December 31, 2008. We paid $ 11.9 million in dividends, including dividend tax, on our equity shares in the year ended December 31, 2007. We received proceeds of $ 3.2 million from our employee stock option plan during the year ended December 31, 2007. We paid $ 8.6 million in dividends, including dividend tax, on our equity shares in the year ended December 31, 2006. We received net proceeds of $ 117.8 million from our initial offering of ADSs and our employee stock option plan during the year ended December 31, 2006.

We anticipate capital expenditures of between approximately $ 15 million to $ 20 million in 2009, principally to finance the construction of our new knowledge park facilities in Pune and Noida and other facilities and physical infrastructure in India. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated approximately to $ 50.1 million at December 31, 2008 to be spent over a 3 year period. See ‘‘Item 4.D. Information on the Company—Property, plant and equipment.’’ We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and, accordingly, may require additional financing to meet our requirements. We believe that a sustained reduction in IT spending, a longer sales cycle or an economic downturn in any of the various industry segments in which we operate, or a combination of these events, could result in a decline in our revenues and adversely affect our liquidity and capital resources.

5.C. Research and development, patents and licenses, etc.

Research and development expenditures for the years ended December 31, 2006, 2007 and 2008 were $ 2.1 million ,$ 2.1 million and $ 1.7 million respectively . For a description of our research and development initiatives, see “Item 4.B. Information on the Company—Business Overview - Innovation.”

5.D. Trend information

Other than as described in “Item 3.D. Key information—Risk Factors” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report, to our knowledge there are no known trends or uncertainties that have or had or are expected to have a material adverse impact on our revenues or income from continuing operations or profitability or liquidity or capital resources, or that could cause reported financial information not necessarily indicative of future operating results or financial condition.

5.E. Off-balance sheet arrangements

We currently do not engage in any off-balance sheet arrangements.

5.F. Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations and commercial commitments to make future payments as of December 31, 2008. The following table excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in the normal course of operations.

	Payments due as of December 31, 2008
	Total	Within 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Capital (Finance) Leases	$0.4	$0.2	$0.2	$0.0	—
Operating Leases	$26.5	$9.9	$12.0	$4.6	$0.0
Capital Commitment	$50.1	$19.5	$30.6	—	—
Total Contractual Obligations(1)	$77.0	$29.6	$42..8	$4.6	$0.0

(1)  In addition, pursuant to our agreement with Patni Life Sciences Inc. (formerly Taratec), we agreed to pay up to $ 13.2 million as contingent consideration over a three year period ending on June 30, 2010.

5.G. Safe Harbor

This Annual Report contains forward-looking statements. See the section entitled “Special Note regarding Forward Looking Statements.”

Recently Adopted and Issued Accounting Pronouncements under U.S. GAAP

In September 2006, the Financial Accounting Standards Board, or the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 establishes a common definition for fair value to be applied to U.S. GAAP requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for financial assets and financial liabilities for fiscal years beginning after November 15, 2007. Issued in February 2008, FSP 157-1 “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” removed leasing transactions accounted for under Statement 13 and related guidance from the scope of SFAS No. 157. FSP 157-2 “Partial Deferral of the Effective Date of Statement 157” (“FSP 157-2”), deferred the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008.

The implementation of SFAS No. 157 for financial assets and financial liabilities, effective January 1, 2008, did not have a material impact our consolidated financial position and results of operations. We are currently assessing the impact of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities on its consolidated financial position and results of operations.

SFAS No. 157, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS No. 157 classifies the inputs used to measure fair value into the following hierarchy:

Level 1: Unadjusted quoted market prices in active market.

Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities or

Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or

Inputs other than quoted prices that are observable for the asset or liability.

Level 3: Unobservable inputs used for measuring the assets or liability.

In accordance with SFAS 157 the following table sets out the fair value hierarchy for our financial assets (Investments and Derivative instruments) measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3
Assets :
Liquid mutual funds	—	$152,904,732	—
Fixed maturity plan	—	$90,550,521	—
Other investments	2,024,878	—	49,638
Liabilities :
Foreign currency exchange derivatives	—	$38,417,603	—

Investment categorized as Level 3 at January 1, 2008 consisted principally of investment in unquoted equity securities at cost of $ 750,000. An impairment loss of $ 706,277 has been recognized during the year. There have been no sales during the year in this category.

In February 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities”. Under SFAS 159, companies may elect to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 was effective for the Company beginning in the first quarter of fiscal 2008. We have not elected to use fair value measurements under SFAS No.159 with respect to any eligible instruments.

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Non controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. We are currently evaluating the impact of adopting Statement 141R and Statement 160 on its results of operations and financial position.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3 , Determination of the Useful Life of Intangible Assets . FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. We are currently evaluating the impact of the same pending adoption of FSP FAS 142-3 on our consolidated financial statements.

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 161 Disclosure about Derivative Instruments and Hedging activities - An amendment to SFAS No 133 (“SFAS 161”) in March 2008. Statement 161 requires increased quantitative, qualitative and credit-risk disclosures. Quantitative disclosures should include information (in a tabular format) about the fair value of the derivative instruments, including gains and losses, and should contain more detailed information about the location of the derivative instrument in the entity’s financial statements. Credit-risk disclosures should include information about the existence and nature of credit-risk related contingent features included in derivative instruments. Credit risk related contingent features can be defined as those that require entities upon the occurrence of a credit event to settle derivative instruments or to post collateral. We will be required to adopt this new standard prospectively, for fiscal years, and interim periods within those fiscal years, beginning on or after November 15, 2008. The implementation of Statement 161 effective January 1, 2009, did not have a material impact on our consolidated financial position and results of operations.

In December 2008, the FASB issued FSP FAS 132(R)-1, Employer’s Disclosures about Postretirement Benefit Plan Assets (“FSP FAS 132(R)-1”).  The FSP requires enhanced disclosures about plan assets currently required by SFAS No. 132 (revised 2003), Employer’s Disclosures about Pensions and Other Postretirement Benefits.  FSP FAS

132(R)-1 requires more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009, and early adoption is permitted. We are currently assessing the impact of this FSP on our financial statement disclosures.

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

We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

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

We are in the software services business and, to a lesser extent, in business process outsourcing. Our revenues from software services are derived by providing the following services:

•     custom application development;

•     application maintenance and support;

•     packaged software implementation;

•     infrastructure management services;

•     product engineering;

•     business process outsourcing; and

•     quality assurance services.

Software Services

We derive our revenues primarily from software services. Revenue is recognized when there is persuasive evidence of a contractual arrangement with customers, the sales price is fixed or determinable and collectibility is reasonably assured. Our software services contracts are either on a fixed-price, fixed time frame or on a time and material basis. Currently a majority of revenues are derived on time and material contracts. Revenues earned from services performed on a time and material basis are recognized as the related services are performed. Our fixed-price contracts include application maintenance and support services, on which revenue is recognized ratably over the term of maintenance. Our other fixed-price contracts are recognized on a percentage of completion basis.

Guidance has been drawn from paragraph 95 of Statement of Position (‘‘SOP’’) 97-2, “Software Revenue Recognition” to account for revenue from fixed price arrangements for software development and related services in conformity with SOP-81-1 (“Accounting for Performance of Construction—Type and Certain Production—Type Contracts”). The input method has been used because management considers this to be the best available measure of progress on these contracts as there is a direct relationship between input and productivity.

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

We grant volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, pursuant to the terms of the contract. These discounts are earned only after the customer has generated a specified cumulative level of revenues in the specified period. We report revenue net of discounts offered to the customers.

We estimate the total number of customers that will ultimately earn these discounts, based on which a portion of the revenue on the related transactions is allocated to the services that will be delivered in the future.

Historically, changes in estimates of warranty costs and volume discounts have not had a material impact on our financial statements.

We include reimbursement of out-of-pocket expenses received from customers as part of revenues in accordance with EITF 01-14 “Income Statement Characterization of Reimbursements Received for ‘Out of Pocket’ Expenses Incurred”.

We report taxes assessed by governmental authorities directly imposed on revenue producing transactions on a net basis. This disclosure is provided as per EITF 06-03 on “How taxes collected by the customers and remitted to governmental authorities should be presented to the Income Statement.

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

We test goodwill for impairment at least on an annual basis. In this process, we rely on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value.  The fair value of a reporting unit is determined using the income approach. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

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

Our deferred tax liabilities mainly arise from taxable basis differences in intangible assets and undistributed earnings of branch, property, plant and equipment, unrecognized gain in available for sale securities and costs and estimated earnings in excess of billings on completed contracts. Our deferred tax assets comprise assets arising from our accrued expenses, provisions for doubtful accounts receivable and from ultimate realization of the tax asset that may be dependent on the availability of future capital gains. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences as of December 31, 2008 in the future. The ultimate amount of deferred tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate, or future changes in operating results.

To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. The net change in valuation allowance in the year 2008 is mainly on account of reversal of valuation allowance recognized in prior years for deferred tax asset recorded  on business loss carry forwards of Japan operation, aggregating to $ 501,719.

We account for uncertainty in income taxes in the financial statements in accordance with FIN 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, Accounting for Income Taxes. The accounting and disclosures of tax positions taken or expected to be taken on a tax return are based on the recognition threshold and measurement attribute as prescribed by FIN 48. We recognize interest and penalties related to uncertain tax positions in other (expense) / income.

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

Derivatives and Hedge Accounting

We enter into forward foreign exchange contracts/option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on inter company and end customer accounts receivable and forecasted sales transactions denominated in foreign currencies. The strategy also includes entering into short — term foreign forward foreign exchange contracts which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur (roll —over hedging). Upon completion of the formal documentation and testing for effectiveness, we designate the forward and option contracts which meet the hedging criteria, as cash flows hedges. Changes in the derivative fair values that are designated, effective and qualify as cash flow hedges, are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income. Changes in fair value for derivatives not designated as hedging instruments and ineffective portion of the hedging instruments are recognized in consolidated statements of income in the current period.

In respect of derivatives designated as hedges, we formally document all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. We also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, we will, prospectively, discontinue hedge accounting with respect to that derivative. The derivatives, which do not qualify for hedge accounting, are accordingly, recognized at fair value with gains or losses included in foreign exchange (gain)/loss in the consolidated statements of income.

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

As of December 31, 2008, there were no gains or losses on derivative transactions or portions thereof that were either ineffective as hedges, excluded from the assessment of hedge effectiveness, or associated with an underlying exposure that did not occur.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and senior management

The following table sets forth details regarding our Board of Directors and executive officers:

Name	Age	Position
Mr. Narendra K. Patni(1)(2)(3)(8)	67	Director (Chairman)
Mr. Louis T. van den Boog (9)(10)	55	Director
Mr. Gajendra K. Patni(1)(4)	68	Director
Mr. Ashok K. Patni(1)(5)	57	Director
Dr. Michael A. Cusumano(7)(11)	54	Director
Mr. Arun Duggal(12)	62	Director
Mr. William O. Grabe(6)(10)(13)	71	Director
Mr. Arun Maira (7)(10)(11)	65	Director
Mr. Pradip Shah(12)	56	Director
Mr. Ramesh Venkateswaran(7)(11)(12)	56	Director
Mr. Abhay Havaldar (13)	47	Alternate Director
Mr. Jeya Kumar (14)	54	Chief Executive Officer
Mr. Surjeet Singh	41	Chief Financial Officer
Mr. Satish M. Joshi	53	Executive Vice President - Global Head — Horizontal Solutions & Delivery, and Global Technology Head
Mr. Vijay P. Khare	51	Executive Vice President and Chief Delivery Officer and Chief Administrative Officer
Mr. Rajesh Padmanabhan	46	Executive Vice President and Global Head of Human Resources
Mr. Brian Stones	57	Executive Vice President Regional Head — EMEA
Mr. Sunil Chitale	45	Executive Vice President and Global Head — Industry Solutions & Delivery
Mr. Ajay Chamania	46	Executive Vice-President and Global Head of the Product Engineering Services
Mr. Anirudh Patni	33	Senior Vice — President Strategy & Corporate Development
Mr. Ajit Yadav	54	Executive Vice — President and General Counsel
Mr Manish Soman (15)	40	Executive Vice President and Chief of Operations
Mr. Neeraj Gupta (16)	41	Executive Vice President and Global Head of Sales and Marketing
Mr. Russel Boekenkroeger (17)	63	Executive Vice President
Mr. Mrinal R. Sattawala (18)	54	Advisor

(1)                   Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni are brothers.  Mr. Anirudh K. Patni is the son of Mr. Narendra K. Patni.

(2)                   Mr. Narendra K. Patni ceased to be our Chief Executive Officer with effect from February 20, 2009 and continues to be the Chairman of the Board/Company. He is also a Chairman of Nominating and Corporate Governance committee.

(3)                   Mr. Narendra K. Patni is the nominee of the NKP Group.

(4)                   Mr. Gajendra K. Patni is the nominee of the GKP Group.

(5)                   Mr. Ashok K. Patni is the nominee of the AKP Group.

(6)                   Mr. Grabe is the nominee for General Atlantic.

(7)                   Member of the Nominating and Corporate Governance committee.

(8)                   Permanent invitee of the Compensation and Remuneration committee.

(9)                   Mr.  Louis T. van den Boog resigned as Executive Director with effect from 20th February 20, 2009 and continues to be a  Non-Executive Director on the Board of the Company.

(10)             Member of the Shareholder /Investor Grievances committee.

(11)             Member of the Compensation and Remuneration committee.

(12)             Member of the Audit committee.

(13)             Our Articles of Association provide that the board can appoint an alternate director pursuant to the provisions of the Indian Companies Act. Mr. Abhay Havaldar is presently the alternate director to Mr. William O. Grabe.

(14)             Mr. Jeya Kumar is appointed as Chief Executive Officer of the Company  with effect from February 20, 2009.

(15)             Mr. Manish Soman is appointed as Executive Vice President and Chief of Operations with effect from June 4, 2009

(16)             Mr. Neeraj Gupta resigned as an Executive Vice President and Global Head of Sales and Marketing  with effect from February 12, 2009

(17)             Mr. Russel Boekenkroeger, Executive Vice President has left the Company  with effect from December 31, 2008.

(18)             Mr. Mrinal Sattawala has left the Company with effect from December 31, 2008.

Board of Directors

Mr. Narendra K. Patni, Chairman, is one of the founders of our company. Mr. Patni has a Master’s degree in Electrical Engineering from the Massachusetts Institute of Technology, or MIT, and a Master’s degree in Management from the Sloan School of Management at MIT. He also has a Bachelor’s degree in Electrical Engineering from IIT, Roorkee. As an entrepreneur, he has played an integral role in the development of the Indian IT industry through his various ventures. Mr. Patni was instrumental in initiating the offshore outsourcing business model for the software industry. Prior to founding his first company, Data Conversion Inc. (now our U.S. subsidiary Patni Americas, Inc.) in 1972, he was President and Director of the Forrester Consulting Group and was previously with the U.S. Trust Company of New York and was a consultant to Arthur D. Little, Inc.

Mr. Patni ceased to be Chief Executive Officer of the Company with effect from February 20, 2009 and continues to be the Chairman of the Board/Company. Mr. Patni as a nominee of the NKP Group, is not required to retire by rotation from the Board.

Mr. Louis T. van den Boog, has been a director since March, 2005.  Mr. van den Boog was appointed as an Executive Director with effect from April 29, 2008 and said appointment was approved by the shareholders at their meeting and  also by the Central Government as required under Section 269 of the Indian Companies Act, and other applicable provisions. Mr. van den Boog resigned as an Executive Director with effect from February 20, 2009 and continues to be a Non-Executive Director on the Board of the Company.

Mr. van den Boog has a Master’s degree in Business Economics and in Public Accounting from the Free University in Amsterdam. Mr. van den Boog is an IT industry veteran with approximately 20 years experience in the software industry, as well as extensive experience in mergers and acquisitions, public offerings and private equity and venture capital fundings. Mr. van den Boog has supported a series of European and U.S. portfolio companies, in particular as a director of Global Collect B. V., Human inference B. V., Vallstein Beheer B.V. and Purple Labs S. A. . Mr. van den Boog was previously with Oracle Corporation where he helped to build the European operations of the company. Mr. van den Boog is a former special advisor to General Atlantic. See “Relationship with General Atlantic” below.

Mr. Gajendra K. Patni, Director, is one of the founders of our company. Mr. Patni has a Chemical Engineering background and has over 35 years of experience in finance, banking, legal and personnel functions. He has contributed significantly in the past to the growth of the computer rental business of our company, which led to the formation of PCS Data Products (PCSDP) in 1981, and PCS Data General (PCSDG) in 1987. These companies were merged to form what is now PCS Technology Limited in 1994. Mr. Patni is a Chairman of PCS Technology Limited. Previously he was the Managing Director of Industrial Oxygen Company Limited. Mr. Patni as a nominee of the GKP Group, is not required to retire by rotation.

Mr. Ashok K. Patni,  Director, is one of the founders of our company. Mr. Patni is a Mechanical Engineer from IIT, Mumbai. Mr. Patni has over 22 years of experience in computer hardware and systems software. Mr. Patni has contributed significantly in the past to the growth of the hardware business of our company which led to the formation of PCSDP in 1981, and PCSDG in 1987. These companies were merged to form what is now PCS Technology Limited in 1994. He is a Vice Chairman of PCS Technology Limited. Mr. Patni as a nominee of the AKP Group, is not required to retire by rotation.

Dr. Michael A. Cusumano has been a director since April, 2004. Dr. Cusumano has a B.A. degree from Princeton University and a PhD from Harvard University. Dr. Cusumano completed a postdoctoral fellowship in

Production and Operations Management at the Harvard Business School. He has twice been a Fulbright Fellow as well as a Japan Foundation Fellow at the University of Tokyo, and is recipient of the Clarendon Lectures in Management award at Oxford University. Dr. Cusumano is the Sloan Management Review Distinguished Professor at MIT’s Sloan School of Management. He is also a director of Eliza Corporation, a specialist in speech recognition software applications, focused on healthcare. He serves on the advisory boards of FixStars Corp. , a Japanese developer of high-performance computing applications, and H-5 Technologies, a specialist in digital search technology. He has consulted for more than 50 major companies around the world and advises several other startup software companies. He is the author or co-author of eight books. Dr. Cusumano’s term of office expires in 2010 but he is eligible for reappointment.

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

He is Chairman of Board of Directors of Shriram Transport Finance Company, Shriram Properties Ltd, Shriram City Union Finance Ltd., and Shriram EPC Limited. He is a Chairman and CEO of Tanglewood Financial Advisors (P) Limited and Blackstone Investment Company (P) Limited. He is on the Board of Directors of various Public Limited Companies which include Mortice Limited, Manipal Acunova Limited, Zuari Industries, Info Edge (India), Dish TV India Limited., Mundra Port & SEZ Limited.

In addition, Mr. Duggal is a former special advisor to General Atlantic. See “Relationship with General Atlantic” below. Mr. Duggal’s term of office expires in 2012, but he is eligible for reappointment.

Mr. William O. Grabe has been a director since September, 2002. Mr. Grabe has a BS degree in Engineering from New York University and an MBA from the University of California, Los Angeles. Since 1992, Mr. Grabe has been a managing director at General Atlantic LLC, a worldwide private equity firm. Prior to that, he was a Vice President of IBM and held various positions, the last of which was head, North America Sales and Marketing. He is a Director of various companies including Compuware Corporation, Gartner, Infotech Enterprises Limited, AKQA, Actinium Pharmaceuticals Inc. and Lenovo Group Company. General Atlantic is one of our principal shareholders, with a shareholding of 17.89%. See “Item 7. Major Shareholders and Related Party Transactions” and “Relationship with General Atlantic” below. Mr. Grabe’s term of office expires in 2011, but he is eligible for reappointment.

Mr. Arun Maira has been a director since June, 2006. Mr. Maira received his bachelors and masters degrees in Physics from St. Stephen’s College, Delhi University. He worked for 25 years in several senior positions in the Tata Group, India’s premier industrial conglomerate. His directorships in other companies include Tata Chemicals Limited, Aditya Birla Nuvo Limited, Hero Honda Motors Limited, Mahindra Ugine Steel Company Limited and Godrej Industries Limited. Prior to joining Boston Consulting Group in India, he worked in the USA with Arthur D. Little, the international consulting company, for 10 years where he served as Leader of its Global Organisation Practice and Managing Director of Innovation Associates, its subsidiary. Mr. Maira’s term of office expires in 2009 and he seeks re-appointment at ensuing Annual General Meeting to be held on June 25, 2009.

Mr. Pradip Shah has been a director since November, 2003. Mr. Shah is a Chartered Accountant, has an MBA from the Harvard Graduate School of Business and a degree from The Institute of Cost and Works Accountants of India. Mr. Shah was responsible for introducing credit ratings in India and is a founder of CRISIL Limited.

Mr. Shah is currently the Chairman of the Board at IndAsia Fund Advisors Private Limited and Sonata Software Limited. His directorships in other companies include AMP IndAsia Fund Advisors (Mauritius) Limited, Asset Reconstruction Company (India) Limited, BASF India Limited,  Godrej & Boyce Mfg Limited, Hardy Oil & Gas Limited, Kansai Nerolac Paints Limited, KSB Pumps Limited, Mukand Limited, Panasonic Energy India Co. Limited, Pfizer Limited, Shah Foods Limited, Supra Advisors (BVI) Limited (British Virgin Islands),  Tata Investment Corporation Limited, Wartsila India Limited and Grindwell Norton Limited .Mr. Shah’s term of office expires in 2009 and he seeks re-appointment at ensuing Annual General Meeting to be held on June 25, 2009.

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

Mr. Abhay Havaldar has been acting as an Alternate Director to Mr. William O. Grabe since 2002. Mr.. William Grabe is the Nominee Director of General Atlantic, one of our largest shareholders. Mr Grabe is not a full time resident of India and therefore would not be able to attend all the board meetings of the Company which are held in India. Hence, on the request of Mr. Grabe, Mr. Abhay Havaldar has been appointed as an Alternate Director to act for Mr. Grabe during his absence at the board meetings of the Company.  Mr. Havaldar holds a Bachelors degree in electrical engineering from the University of Bombay and a Masters in Management degree from the Sloan Fellow program at the London Business School.

Mr. Havaldar is a Managing Director at General Atlantic LLC, a worldwide private equity firm, where he has worked since 2002. Mr. Havaldar established General Atlantic’s India office in 2002 and remains based in Mumbai, India where he leads General Atlantic’s South East Asia investment initiatives with a focus on Financial Services and Enterprise Solutions. He currently serves as a Director on the board of Jubilant Organosys Limited and IBS Software Services Private Limited..Prior to this, Mr. Havaldar started his career with TATA and held operating management responsibilities at TATA Infotech and HCL Infosystems.

Mr. Havaldar has been an investor in Indian businesses since 1996, as a partner at Draper International and Connect Capital. He is a Charter Member of The Indus Entrepreneurs (TIE) and a Board member of Society for Innovation and Entrepreneurship (SINE). General Atlantic is one of our principal shareholders, with a shareholding of 17.89%.  See “Relationship with General Atlantic” below and “Item 7 Major Shareholders and Related Party Transactions”.

For more information on our Board of Directors, please see “Item 10.B. Additional Information—Board of Directors.”

Executive Officers

Mr. Jeya Kumar, is our Chief Executive Officer with effect from February 20, 2009. Mr. Kumar has a Masters of Business degree from Curtin University, Australia; Bachelors of Business degree from the Royal Melbourne Institute of Technology, Australia; and postgraduate diplomas in Computer Science, Management Studies and Marketing Management. He has also attended the Advanced Management Program at Oxford University. His responsibilities mainly include driving the company’s global operations; and defining and executing the company’s long-term strategy focused on growth, profitability, and customer & operational excellence throughout Patni’s value chain. Mr. Kumar was the CEO of MphasiS Limited and has more than 25 years of global experience spanning several geographies. Prior to MphasiS, he was Senior Vice-President of Sun Microsystems and a member of Sun’s Executive Management Group (EMG). Notably, he was the first Asia-Pacific employee in the company’s history to become a member of Sun’s EMG. At Sun, as head of a $ 5 billion-a-year Services business, Mr. Kumar was responsible for the business unit’s financial performance, strategy, marketing, portfolio management, in-market management, product engineering, technology development, M&A and channels in more than 120 countries. He has also held various management and executive positions with global firms including Apple Computers Inc. and National Semi-Conductor Corporation. During the course of his extensive career, he has undertaken assignments in Singapore, Japan, Australia, United States, Mexico, Holland and the United Kingdom.

Mr. Surjeet Singh is our Chief Financial Officer since July 2006.  Mr. Singh is a graduate from Harvard Business School (Advanced Management Programme), holds a B.S. in Finance and Accounting from the University of Pune and is a fellow of the Institute of Costs and Works Accountants, India and AICPA, USA. He is responsible for overall financial strategy, financial operations & compliances of the Company on a global basis. He is chartered with managing the ongoing business planning and review process, ensuring a balanced portfolio for financial and other resource allocation (s), and maintaining the highest level of integrity and transparency in the company operations to help maximize sustainable long-term shareholder value. Earlier, and in addition, he has managed and provided oversight to M&A and global business operations functions. During this time, he led various initiatives to help streamline the operational parameters and drive operational excellence in many areas, including internal systems, supply chain, overall cost . Prior to joining Patni,, he was the CFO at Cymbal which he co-founded and which has since been acquired by Patni. In all, Mr. Singh has around two decades of multi-industry global experience holding senior management positions in leading finance, business planning and global supply chain functions. He has a successful track record of building finance as a key business enabler, and fostering collaboration in large and mid-sized culturally diverse, global and matrixed organizations.

Mr. Satish M. Joshi is our Executive Vice President and Global Head — Horizontal Solutions & Delivery, and Global Technology Head and he has been with Patni for over 25 years. Mr. Joshi has a Bachelor’s degree in Electrical Engineering and a Master’s degree in Computer Science from IIT, Mumbai. As Global Head of Horizontal Solutions & Delivery, he oversees the Enterprise Application Solutions, Customer Dynamics and Intelligence, Business Process Outsourcing, and Infrastructure Management Services horizontal business units, besides the Verification & Validation Center of Excellence. Prior to Patni, Mr. Joshi worked with the Tata Institute of Fundamental Research in areas such as concurrent programming languages, storage techniques for large databases, compiler optimization and data communication networks.

Mr. Vijay P. Khare is our Executive Vice President and Global Head of Delivery Excellence with responsibility for Global Delivery Infrastructure, Process, Excellence and Innovation and he has been employed with Patni for about 30 years. Mr. Khare has a Bachelor’s degree in Engineering from the Regional Engineering College, Nagpur and a Masters degree in Computer Science from IIT, Mumbai In this role, he oversees the Product & Technology Initiatives (PTI), Global Resources in Technology (GRiT), Patni Academy for Competency Development (PACE), Quality and Delivery Innovation (QDI) and the Global PMO group. Mr. Khare began his career with Patni in 1980 as a software developer and has previously held senior positions in various functional roles such as HR Head, Global Delivery Co-ordinator and SBU Head. From 1995 to 2000, he oversaw the growth of the Offshore Development Center for Patni’s largest customer to more than 1000 FTEs.

Mr. Rajesh Padmanabhan is our Executive Vice-President and Global Head Human Resources. Mr. Padmanabhan has Master’s degrees in management specializing in human resources and finance. His responsibilities include spearheading Patni’s human capital initiatives globally including the strategic direction and focus for employee management. Mr. Padmanabhan has over 22 years of diverse industry experience in systems, finance, business and global human resources in IT, hospitality, financial services and manufacturing. He is well-versed with global HR operations and has managed multi-cultural work forces in a few countries. Prior to joining Patni, Mr. Padmanabhan was Executive Vice-President with the Oberoi group responsible for group human resources and the Oberoi Centre for learning and development. He has also worked as Global Head of Human Capital for Essel Propack and with the ICICI group in different roles in systems, corporate banking, leasing and human resources.

Mr. Brian Stones is our Executive Vice President-,Regional Head — EMEA. Mr. Stones has honours degrees in Economics and Business Science. He is responsible for Patni’s operations in the Europe, Middle East and Africa (EMEA). He has over 28 years international business experience and has held leadership positions in organizations in the United States and Europe. Prior to joining Patni, Mr. Stones was responsible for ACS Inc.’s business operation in Europe, and was formerly a Senior Partner at Ernst & Young, most notably as the Leader of the Global Client Consulting business in Europe. Mr. Stones has a very successful track record in direct and indirect sales, global account management and general business management in IT services, consulting and outsourcing.

Mr. Sunil Chitale is our Executive Vice-President and Global Head — Industry Solutions & Delivery. Mr. Chitale has a Bachelor’s degree from Institute of Technology, Banaras Hindu University, India. He is responsible for ‘Industry Solutions & Delivery’ to Patni’s customers in various domains including High-Tech & Electronics; CPG & Retail; Distribution; Transportation & Logistics; Pharmaceuticals & Life Sciences; Communications, Media & Utilities. Mr. Chitale began his career with Patni in 1985 and has experience in managing large relationship portfolios. He has helped several customers in leveraging the global delivery model through effective use of domain, consulting and technology in a managed services mode.

Mr. Ajay Chamania is our Executive Vice-President and Global Head of the Product Engineering Services business. Mr. Chamania has a Bachelor’s degree in Electronics & Telecommunication from National Institute of Technology, Bhopal, India. Mr. Chamania began his career with Patni in 1986 and at Patni is responsible for the organization’s footprint in Product Engineering practices catering to Storage, Automotives, Medical Devices, Industrial Automation, Consumer Electronics and ISV product domains. Over the last two decades he has been instrumental in establishing and managing some large engineering engagements for leading global technology companies. Since 2001, he has been actively involved in Patni’s R&D and embedded technology business and has played an instrumental role in building and transforming it into a robust and successful Product Engineering Services business unit for the Company.

Mr. Anirudh Patni is our Senior Vice-President — Strategy & Corporate Development.  Mr. Patni has an MBA in Finance, Strategy and Entrepreneurial Management from the Wharton School at the University of Pennsylvania; and Bachelor’s degrees in Electrical Engineering, Computer Science and Management Science — all from the Massachusetts Institute of Technology. He is responsible for Strategy & Corporate Development. He has been intimately involved in the growth and development of the company, including its private equity placements, IPO, and M&A transactions. His current responsibilities include defining overall corporate strategy and working with business units to define and execute strategic initiatives, both organic and inorganic. He has over 10 years of leadership experience, and his background includes strategy consulting, private equity and M&A. Prior to joining Patni, Mr. Patni was a consultant at McKinsey and Company in New York, London and New Delhi. At McKinsey, he worked in the area of long-term corporate strategy for some of the world’s largest companies, and in new business formation across a number of key industry verticals.

Mr. Ajit Yadav is our Executive Vice-President & General Counsel. Mr. Yadav is an Indian Attorney, Company Secretary and a Solicitor of England & Wales. His responsibilities include responsibilities for handling legal and compliance issues for all businesses of Patni on a global basis. Mr. Yadav carries with him varied and vast experience in the areas of Corporate Laws, M&A, indirect taxes and IPRs, having worked in senior positions at Hindustan Lever Ltd. (Unilever, India) for many years, followed by Ranbaxy Labs Ltd. for five years where he supported Ranbaxy’s aggressively growing international business for all legal services with specific focus on M&A, IPRs and Corporate Governance issues. Prior to Patni, Mr. Yadav had worked for six years with PepsiCo, South Asia as Executive Director (Legal) and a member of its Management Committee. Mr. Yadav has thus held senior leadership positions in large businesses and has helped companies drive their businesses using law as an enabler for providing efficient business solutions. He started his professional career by joining the Government of India through IAS (Allied) services and worked for the Government for sometime before moving to the private sector.

Mr. Manish Soman is our Executive Vice — President and Chief of Operations with effect from June 4, 2009.  Mr. Soman is a graduate in Computer Science and has a master’s degree in Business Administration from the Pune University. He is responsible for overseeing Sales Operations, Administration, Real Estate, Travel, Security, Location Management, Enterprise Resource Planning, Enterprise Risk Management, Business Continuity Planning, and the CIO function.  Mr. Soman has 18 years of varied industry experience. Prior to joining Patni, he was Senior

Vice-President & Business Leader (Software) at Genpact, where he was responsible for IT delivery integrated with BPO offerings and Professional Services across six industry verticals. Prior to Genpact, he was with organizations like 3DI Systems, Washington Mutual, Software Management Consultants Inc, Tata Unisys Ltd., and Deloitte — where he was CEO & MD of the India operations.

Mr. Neeraj Gupta, was our Executive Vice-President and with effect from June 2008, was appointed as Global Head of Sales and Marketing. He has been with Patni since November 2004. Mr. Gupta has a Bachelor’s degree in Electronics & Communications Engineering from Punjab Engineering College, India and a Master’s degree in Electrical Engineering from the University of Alabama, USA. His responsibilities includes overseeing the Sales and Marketing operations , Telecom and Growth Industry business units. Mr. Gupta has had over 15 years of proven leadership experience, including managing product management, professional services and engineering teams at various leading technology companies including Octel Communications, Lucent Technologies, Genesys Telecom, and Alcatel. Previously, he was Chief Executive Officer of Patni Telecom (formerly Cymbal), a U.S.- based IT services Company, which he led from start-up to successful exit. Mr. Gupta resigned as Executive Vice President and Global Head of Sales and Marketing of the Company with effect from February 12, 2009.

Mr. Russell Boekenkroeger was our Executive Vice President and has been with Patni for four years. Mr. Boekenkroeger has a Bachelor’s degree in Government from Franklin & Marshall College, a Master’s degree in Urban and Regional Planning and a Master’s degree in Civil Engineering from the University of Pittsburgh. He was responsible for the Regional Operations of the U.S. and for merger & acquisition activities. Additionally, he oversees was responsible for overseeing the Product Engineering Services business unit besides the Engineering Services center of excellence. He has over 25 years of experience in managing large global product development organizations, shared services operations, international business and product marketing while serving in a variety of executive management positions at Computervision, Prime Computer and PTC. He has also served as an advisor to companies from a wide range of industries around the world, on business and technology matters. Mr. Boekenkroeger, Executive Vice President has left the Company with effect from December 31, 2008.

Mr. Mrinal R. Sattawala has been our Advisor since June 2008. Prior to this, he was designated as our Chief Operating Officer and Global Sales and Marketing Coordinator and was with Patni for 20 years. As the Chief Operating Officer, he was directly responsible for the Sales and Operations of the Europe and APAC regions, besides overseeing Global Sales & Marketing, and the Insurance and Financial Services business units until May 2008 . Mr. Sattawala is an electrical engineer from IIT, Mumbai, and he also received his MBA in 1979 from MacMaster University, Canada. Mr. Sattawala has over 26 years of experience in the IT industry. Prior to Patni, Mr. Sattawala worked with Computer Maintenance Corporation and the ICI group of companies in India. Mr. Sattawala has left the Company with effect from December 31, 2008.

During fiscal 2008, the aggregate annual compensation paid or payable by us and our subsidiaries to our executive directors and executive officers was approximately $ 9,881,140 ; including Mr. N. K. Patni $ 1,653,303 ; Mr. Louis T. van den Boog $ 919,745;  Mr. Surjeet Singh $ 996,601 ;  Mr. Neeraj Gupta $ 709,560 ; Mr. S. M. Joshi Rs.13,070,604  ($ 301,152 ); Mr. V. P. Khare Rs .13,050,439 ($ 300,687); Mr. Brian Stones - £ 440,202 ($ 812,740)  ; Mr. Ajay Chamania Rs. 10,607,561 ($ 244,402); Mr. Sunil Chitale Rs. 9,042,335 ($ 208,339); Mr. Rajesh Padmanabhan - Rs.11,795,557 ($ 271,774); Mr. Ajit Yadav Rs. 10,535,418 ($ 242,752); Mr. Anirudh Patni $ 333,360; Mr. Mrinal Sattawala $ 2,023,095; and Mr. Russel Boekenkroeger $ 863,630 . In addition to receiving annual base compensation, some members of our executive management, under Indian laws and regulations, are eligible for grants under the Employee Stock Option Plan (described below).

Our independent directors on the board are each entitled to $ 40,000 annually in addition to actual boarding and lodging expenses and sitting fees for attending board and committee meetings.

In addition to abovementioned commission, following are entitled for an annual commission as under:

a) The Chairman of the Audit Committee: $ 10,000 per annum

b) Members of the Audit Committee: $ 5,000 per annum

c) The Chairman of Compensation & Remuneration Committee: $ 5,000 per annum

d) The Chairman of Shareholders’/Investors’ Grievance Committee: $ 5,000 per annum.

The Board of Directors of the Company, at its meeting held on 11 February 2009, had appointed Mr. Jeya Kumar as ‘Chief Executive Officer’ with effect from 20 February 2009 for the period of five years pursuant to the provisions of the Companies Act, 1956. The said appointment is further subject to the approval of Members at the ensuing Annual General Meeting and also subject to approvals of the statutory authorities including Central Government under Section 269 of the Companies Act, 1956 and other applicable provisions.

The Company proposes to enter into an agreement with Mr. Jeya Kumar that provide for, inter alia, monthly salary, Annual Variable Compensation, one time joining bonus, equity compensation and benefits including, leave encashment, club membership, medical/insurance reimbursements and gratuity contributions. The said agreement may terminate by three months’ notice from either side. However, the Company, at its discretion, may choose to terminate it earlier by substituting the notice period by payment of salary in lieu of the notice period.

Jeya Kumar is eligible for an annual base (fixed) salary in Indian Rupees equivalent to Singapore $ 1,252,000 per annum payable monthly. In addition, he is eligible for a sign-on-bonus of Indian Rupees equivalent to Singapore $ 133,000 within 15 days from the date of his assuming the office of CEO. He will also be eligible for Annual Variable Compensation upto a maximum target amount being the Indian Rupee equivalent of Singapore $ 2,000,000 subject to Mr. Jeya Kumar meeting certain corporate and individual performance goals / targets / MBO as set and approved by the Compensation and Remuneration Committee and/or the Board. Other benefits / expenses, inter alia, include a Housing allowance of maximum of Rupees equivalent of Singapore $ 14,700 per month upon Mr. Jeya Kumar’s relocation to the Company, a suitable car in accordance with Company’s rules and policies; all maintenance costs, fuel, cost of employing a personal driver, road tax and insurance will be borne by the Company, membership of club at Mumbai and the Company will pay the requisite fees, first class air travel and accommodation costs incurred for business purpose, in accordance with Company’s rules and policy and other benefits as per rules of the Company . The stock options granted to Mr. Jeya Kumar are described in “Item 6B : “Compensation - Options”.

Service Agreements

Mr. Narendra K. Patni is our Chairman. Formerly, he was appointed as the President and Chief Executive Officer of Patni Americas Inc. (formerly Patni Computer Systems, Inc.), pursuant to an employment agreement between the Company and Patni Computer Systems, Inc. dated December 1, 2000, and as amended on August 29, 2003 and September 24, 2008. The aforesaid employment agreement with Mr. Narendra K. Patni had an initial term expiring on December 31, 2008.  However, pursuant to the third Amendment to the employment agreement dated February 20, 2009, the said term has been extended until December 31, 2013 unless terminated earlier in pursuance of the said agreement. He ceased to be our Chief Executive Officer (CEO).with effect from February 20, 2009. However, he continues to be our Chairman. Mr. Patni’s annual base salary under the agreement is $ 974,358 (less applicable taxes and withholdings) for the first year of the term, after which time it is increased by 10% of the then current annual base salary per year. Mr. Patni does not receive a separate fee for attending board meetings. The agreement can be terminated by the Board of Directors at any time after January 1, 2009, effective no less than thirty (30) days following written notice of such termination.  In the event of termination, Mr. Patni is entitled to a lump sum severance payment equal to amount of Base Salary (at the rate in effect as of the date of separation from service) he would have earned had he remained employed by the Company under this Agreement through December 31, 2013 .

We had entered into a consultancy agreement with Patni Americas, Inc. (formerly Patni Computer Systems, Inc.) dated October 24, 2000, and as amended on August 19, 2003, pursuant to which Mr. Narendra K. Patni was seconded to us to act as our CEO. Pursuant to the Consultancy Agreement amendment dated February 20, 2009, the consultancy agreement with Patni Americas Inc can be terminated only on or after December 31, 2010 (upon giving one month’s written notice to Patni Americas Inc) and such termination will take effect on the expiration of such period of notice.

While Mr. Narendra K Patni has ceased to be our Chief Executive Officer since February 20, 2009, he continues to be our Chairman.

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

Mr. Arun Duggal served as a special advisor from October 2003 to December 2005. He received an annual cash retainer of $ 150,000 and had the right to invest as a limited partner in various General Atlantic investment vehicles.

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

Provident Fund

All of our eligible employees receive provident fund benefits through a defined contribution plan in which both the employee and employer make monthly contributions to the plan at the rate of 12% each of the covered employee’s defined portion of salary. We have no further obligations under the plan beyond the monthly contribution. We contribute to the Provident Fund Plan maintained by the Government of India. We contributed $ 3,895,116, $ 4,145,932 and $ 4,251,292  to the Provident Fund Plan in 2006, 2007 and 2008.

Benefits

In 2008, we provided approximately $ 0.7 million as compared to $ 0.8 million in 2007 for pension, retirement or similar benefits to our directors and executive officers.

Options

Set forth below is information concerning options granted to directors and executive officers. The term of stock options granted to our directors and executive officers will expire on completion of five years from the date of vesting. As of June 12, 2009, our directors and executive officers as a group (directly and indirectly) were granted options under our Employee Stock Option Plan to exercise 3,603,500 Equity linked options, 946,000 Equity linked — Restricted Stock Units (RSU’s) and 25,000 ADR linked options representing less than 1% of our share capital on the following terms:

Name	Exercise Price Per Share	Number of Shares under Option		Expiration Date
Dr. M. Cusumano	Rs. 254/381/458/455	20,000/5,000/5,000/5,000	(1)	2010/2011/2012/2013	(1)
Mr. A. Duggal	Rs. 254/381/458/455	20,000/5,000/5,000/5,000	(1)	2010/2011/2012/2013	(1)
Mr. P. Shah	Rs. 254/381/458/455	20,000/5,000/5,000/5,000	(1)	2010/2011/2012/2013	(1)
Mr. L. van den Boog	Rs. 381/ 458/455/2	20,000/5,000/5,000/96,000	(2)	2011/2012/2013/2014	(2)
Mr. R. Venkateswaran	Rs. 254/381/458/455	20,000/5,000/5,000/5,000	(1)	2010/2011/2012/2013	(1)
Mr. A. Maira	Rs. 336/455	20,000/5,000	(8)	2012/2013	(8)
Mr. J. Kumar	Rs. 106/2	1,500,000/350,000	(11)	2015/2016	(11)
Mr. S. Joshi	Rs. 145/338	62,000/100,000	(3)	2009/2010	(3)
Mr. V. Khare	Rs. 145/338	63,300/100,000	(3)	2009/2010	(3)
Mr. S. Singh	Rs. 451/493/336/112/2	11,000/11,000/150,000/300,000/500,000	(7)	2011/2012/2012/2014/2014	(7)
Mr. B. Stones	$ 15.09	25,000	(9)	2013	(9)
Mr. R. Padmanabhan	Rs. 112	50,000	(10)	2014	(10)
Mr. S. Chitale	Rs. 145/338	37,200/61,000	(3)	2009/2010	(3)
Mr. A. Chamania	Rs. 145/338	34,700/55,000	(3)	2009/2010	(3)
Mr. A. Yadav	Rs. 331	30,000	(10)	2014	(10)
Mr. R. Boekenkroeger	Rs. 145/458	50,000/100,000	(5)	2009	(5)
Mr. N. Gupta	Rs. 451/493/385	24,000/11,000/150,000	(6)	2011/2012/2012	(6)
Mr. M. Sattawala	Rs. 145/338/376	58,300(4)/100,000(4)/350,000	(4)	2009	(4)

(1)	Options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of the four grants will be from 2010 to 2013, 2011 to 2014, 2012 to 2015 and 2013 to 2016, respectively.

(2)	Options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of four grants will be from 2011 to 2014, 2012 to 2015, 2013 to 2016 and 2014 to 2017*, respectively.

*The Compensation and Remuneration Committee, in its absolute discretion, has been empowered to accelerate the vesting of unvested RSUs.

(3)	Options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of the two grants will be from 2009 to 2012 and 2010 to 2013, respectively.

(4)	All the 350,000 options granted in May 2006 have been vested in December 2008. The aforesaid options and also the options granted in October 2004 will expire at the end of December 2009.

(5)

In respect of the first grant, Options will vest in four equal installments, i.e. 25% each year, and expiry date  will be in December 2009. In respect of the second grant, 50,000 Options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of these Options will be from 2012 to 2015. In respect of the balance 50,000 Options, 25,000 Options will vest in April 2009 and remaining 25,000 Options will vest in January 2010 or at the end of the separation period whichever is earlier (separation  period is from January 1, 2009 to January 31, 2010). These Options will expire in December 2009.

(6)

Options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of the first grant will be from 2011 to 2014 and for the balance two grants expiry date will be from 2012 to 2015.

(7)

Options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of the first three grants will be from 2011 to 2014, 2012 to 2015, 2012 to 2015, and for the balance two grants will be from 2014 to 2017*.

*The Compensation and Remuneration Committee, in its absolute discretion, has been empowered to accelerate the vesting of unvested RSUs and equity linked options in certain circumstances.

(8)	Options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of two grants will be from 2012 to 2015 and 2013 to 2016, respectively.

(9)	The said ADR linked options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of the said grant will be from 2013 to 2016.

(10)	Options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of the said grant will be from 2014 to 2017.

(11)

In respect of first grant, options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of the said grant will be from 2015 to 2018. In respect of second grant, the RSUs will vest in two equal installments i.e. 50% each year and expiry date in respect of the said grant will be from 2015 to 2016*.

*As per the terms of his appointment, vesting of unvested RSUs and equity linked options can be accelerated ob happening of certain circumstances.

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

Pursuant to the provisions of the Articles of Association, two thirds of the total Board of Directors of the Company will retire by rotation but they are eligible for reappointment. Out of this two-thirds, one-third will be retiring at every Annual General Meeting but eligible for re-election can be reappointed at such AGM. Accordingly, Dr. Michael A. Cusumano’s term of office expires in 2010, but he is eligible for reappointment. Mr. Arun Duggal’s term of office expires in 2012, but he is eligible for reappointment. Mr. William O. Grabe’s term of office expires in 2011, but he is eligible for reappointment. Mr. Pradip Shah’s term of office expires in 2009, but he is eligible for reappointment. Mr. Ramesh Venkateswaran’s term of office expires in 2010, but he is eligible for reappointment. Mr. Arun Maira’s term of office expires in 2009, but he is eligible for reappointment. Mr. Louis T. van den Boog will ceased to be an Executive Director with effect from February 20, 2009 but he continues to be Non-Executive Director on the Board of the Company, liable to retire by rotation. Mr. van den Boog’s term of office expires in 2011, but he is eligible for reappointment. For information regarding our board, see “Item 6.B.— Compensation -  “Service Agreements” above and “Item 10.B. Additional Information—Board of Directors.”

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

Shareholders’/ Investors’ Grievances Committee

The Shareholders’/ Investors’ Grievances Committee comprises Mr. Arun Maira (Chairman), Mr. Louis T. van den Boog and Mr. William O. Grabe (Mr. Abhay Havaldar being the Alternate Director to him ). The Shareholders’/ Investors’ Grievances Committee, inter alia, looks into redressal of shareholders’ and investors’ complaints, issue of duplicate/split/consolidated share certificates, if any.

Nominating & Governance Committee

The Nominating & Governance Committee comprises Mr. Narendra K Patni (Chairman), Mr. Ramesh Venkateswaran, Dr. Michael Cusumano and Mr. Arun Maira.  Mr. Patni was appointed as the Chairman of the Nominating & Governance Committee with effect from February 11, 2009. The Committee was constituted, inter alia, to develop and recommend to the Board a set of corporate governance guidelines applicable to the Company and to facilitate the evaluation of the Board and its committees

6.D. Employees

For a description of our employees, see “Item 4.B. Information on the Company—Business Overview - Human Resources.”

6.E. Share ownership

For the total number of equity shares, ADSs and options to purchase equity shares and ADSs for each director and executive officer as of June 12, 2009, see “Item 7. Major Shareholders and Related Party Transactions” and “Item 6.B. Directors, Senior Management and Employees - Compensation—Options”.

Employee Stock Option Plan

On June 30, 2003, our shareholders approved an employee stock option plan, which was later ratified after our initial public offering in India by our shareholders at the annual general meeting on June 29, 2004. Under the plan, we may issue up to 11,142,085 equity shares of Rs. 2 each to our eligible employees and directors and those of our subsidiaries. The plan is administered by the Compensation and Remuneration Committee of our Board of Directors As of May 31, 2009, options to purchase 7,763,777 equity shares were outstanding.

Details regarding various grants to employees and directors are mentioned in the below table.

Description of Grant	No. of options granted (including ADR)		No. of options Vested	Shares allotted pursuant to exercise up to June 12,,2009
Grant as on September 1, 2003 to employees	2,743,400		2,743,400	1,674,849
Grant as on July 1, 2004 to certain of our directors	100,000		100,000	10,000
Grant as on October 1, 2004 to employees	2,750,632		2,750,632	221,999
Grant as on April 1, 2005 to employees and directors	190,000		1,90,000	500
Grant as on October 1, 2005 to employees	670,710		503,033	2,942
Grant as on January 2, 2006 to employees	288,000		216,000	—
Grant as on April 1, 2006 to employees and directors	345,000		258,750	—
Grant as on May 5, 2006 to employee	350,000	(1)	350,000	—
Grant as on Ju1y 1, 2006 to employees and directors	170,000		127,500	5,000
Grant as on October 3, 2006 to employees	840,750		420,375	—
Grant as on April 2, 2007 to employees	356,000	(2)	178,000	—
Grant as on April 24, 2007 to directors	30,000		15,000	—
Grant as on November 26, 2007 to employees	25,000	(3)	6,250	—
Grant as on January 3, 2008 to employees	686,400		171,600	—
Grant as on January 3, 2008 to employees	181,550	(3)	45,388	—
Grant as on November 25, 2008 to employees & Executive Director	946,000	(4)	—	—
Grant as on January 8, 2009 to employees	20,000	(3)	—	—
Grant as on March 10, 2009 to employees	1,850,000	(5)	—	—

(1)	Includes 200,000 performance linked options granted to Mr. Mrinal Sattawala. 70,000 performance linked options were vested as of December 31, 2007.
(2)	Includes 129,000 ADR Linked Options.
(3)	ADR Linked Options.
(4)	Includes 596,000 RSUs and 350,000 Equity linked Options.
(5)	Includes 1,500,000 Equity linked Options and 350,000 RSUs.

The shareholders of the Company at the annual general meeting held on June 21, 2006 had approved an amendment to the Patni ESOP 2003 to enable the Company to issue up to 2,000,000 ADR linked options to the employees of the Company as well as its subsidiaries. Accordingly, the amended plan, i.e., “Patni ESOP 2003- Revised 2006” came into force with effect from June 21, 2006.

All options have been granted with an exercise price equal to the fair market value of the equity shares on the date of grant of the options. All of the options we have granted vest in four equal annual installments beginning one year from the date of grant. The options have a term of five years from the date of vesting during which they can be exercised.

As the abovementioned options were issued on market prices, due to the recent fall in the market prices in general and the information technology companies shares in particular, our Board of Directors on April 29, 2008 approved the proposal to modify the option terms of Patni ESOP 2003- Revised 2006 plan by reducing the number of options granted as well as the exercise price to Rs. 2/- per share. This proposal required the approval of the shareholders through a special resolution in the Annual General Meeting of the Company. Shareholders approved the modification at the Annual General Meeting held on June 26, 2008 enabling the management to modify the terms of Patni ESOP 2003- Revised 2006 plan. The modification was deferred initially to comply with the Indian stock exchange regulations which prohibited such modifications during the time when a share buy-back offer was in effect. The plan to modify the terms was eventually scrapped due to prevailing market conditions..

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

The following table provides information relating to the beneficial ownership of our equity shares (directly or in the form of ADSs) as of June 12, 2009 by: •

each of our directors and executive officers;

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

The number and percentage of shares beneficially owned are based on 128,106,757 equity shares outstanding as of June 12, 2009.

Directors and Executive Officers	Number of Equity Shares	% of outstanding equity shares
Mr. Narendra K. Patni(1)	20,697,998	16.16
Mr. Gajendra K. Patni(2)	20,328,102	15.87
Mr. Ashok K. Patni(3)	20,948,102	16.09
Mr. Louis T. van den Boog(5)	48,002	0.04
Mr. Mrinal R. Sattawala(6)	58,350	0.04
Mr Surjeet Singh (7)	37,870	0.04
Mr. Satish M. Joshi	17,800	0.01
Mr. Vijay Khare	18,825	0.01
Mr. Ajay Chamania	17,300	0.01
Mr. Sunil Chitale	6,400	0.00
Mr. Ajit Yadav	900	0.00
All Directors and Executive Officers as a Group	62,179,649	48.54
5% Shareholders
General Atlantic Mauritius Limited(4)	22,913,949	17.89
Total	85,093,598	66.43

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

(4)

Includes 20,161,868 ADSs representing 20,161,868 equity shares held by The Bank of New York as depositary. General Atlantic Mauritius Limited, or General Atlantic, owns 2,752,081 our equity shares directly (after the ADS offering) and 20,161,868 ADSs, each one of which represents one equity share. General Atlantic (Mauritius) Limited, or GenPar, controls the management of General Atlantic by virtue of ownership of a majority of its voting shares. General Atlantic LLC owns all the shares of GenPar.

(5)

Mr. van den Boog’s shareholding was acquired through previous co-investment rights in which Mr. van den Boog invested in various General Atlantic LLC investment vehicles, including one that is an investor in General Atlantic Mauritius Limited, as a result of which he has an approximate 0.2% ownership interest in General Atlantic Mauritius Limited.

(6)	Includes 58,300 underlying shares represented by 29,150 ADRs held by Mr. Mrinal Sattawala.

(7)	Includes 10,000 underlying shares represented by 5,000 ADRs held by Mr. Surjeet Singh.

Except, as otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. We are not aware of any arrangement, the consummation of which may at a subsequent date, result in a change in our control.

As on June 12, 2009, approximately 99.93% of our equity shares were held in the names of 42,098 record holders with registered addresses in India. As of June 12, 2009, there were 8 U.S. holders of record with registered addresses in the U.S. who accounted for approx 0.04% of our equity shares.

7.B. Related party transactions

Patni Family Companies

We enter into various transactions from time to time in the ordinary course of our business with several companies in which certain of our directors, Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni, are directors and in which they and members of their families have substantial shareholdings. Such transactions were consummated on terms we believe are equivalent to those that prevail in arm’s-length transactions.  Mr. Narendra K. Patni does not have any management responsibilities in any of these companies. These companies are:

•	PCS Technology Limited, or PCSTL, which manufactures computer hardware products and also offers hardware maintenance services.

•	PCS Cullinet Private Limited, which owns and manages listed and unlisted shares and units and real estate.

•	PCS Finance Private Limited, which owns and manages listed and unlisted shares and units and real estate.

•	Ashoka Computer Systems Private Limited, which owns and manages listed and unlisted shares and units and real estate.

•	PCS International Limited are manufacturers, dealers, brokers, distributors, traders and agents in all commodities.

•	Ravi and Ashok enterprises which holds investments and also are engaged in assembling computers, integrating computer systems, providing total software solutions and act as a service provider.

These transactions have comprised the following:

•

operating lease payments for residential and commercial property from these companies and the relatives of our founders, amounting to $ 127,748, $ 93,725 and $82,036 for the years ended December 31, 2006, 2007 and 2008; and

•	security deposits paid by us for operating leases, with amounts outstanding totaling $ 107,203, $ 120,478 and $ 35,857 for the years ended December 31, 2006, 2007 and 2008.

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

Consultancy Agreement

We have entered into a consultancy agreement with Patni Americas, Inc. (formerly known as Patni Computer Systems, Inc.), our U.S. subsidiary, for, among other things, the secondment of Mr. Narendra K. Patni. See “Item 6. B. Directors, Senior Management and Employees—Service Agreements.”

Deposit Agreements

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

Loans

We grant personal loans and advances to employees who are not executive officers to meet initial conveyance and living expenses while on travel. These loans and advances are repayable in equal installments over periods ranging from one to 60 months. Interest on these loans and advances is charged at 0% to 9%. Loans and advances outstanding as of December 31, 2006, 2007 and 2008 were $ 2.7 million, $ 3.4 million and $ 1.6 million. There are no outstanding loans to any of our directors or executive officers.

7.C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements And Other Financial Information

The following financial statements and auditors’ report for fiscal 2008 appear under Item 18 in this Annual Report:

•       Report of Independent Registered Public Accounting Firm

•       Consolidated Balance sheets as of December 31, 2007 and 2008

•       Consolidated Statements of Income for the years ended December 31, 2006, 2007 and 2008

•       Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2006, 2007 and 2008

•       Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008

•       Notes to the Consolidated financial statements

Amount of Export Sales

For the year ended December 31, 2008, we generated $ 712.58 million, or 99.12% of our total revenues of $ 718.9 million, from the export of services out of India.

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

Our Board of Directors at its meeting held on February 11, 2009 recommended a dividend of 150% of par value, i.e. Rs. 3 per share (approximately $ 0.06) for fiscal 2008, subject to approval of our shareholders in the Annual General Meeting to be held on June 25, 2009.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Our equity shares have been listed and traded on the Bombay Stock Exchange Limited, or BSE, and the National Stock Exchange of India Limited, or NSE, since February 25, 2004. The prices for equity shares as quoted in the official list of each of the Indian Stock Exchanges are expressed in rupees. Our ADSs evidenced by American Depositary Receipts, or ADRs, are traded in the United States on the New York Stock Exchange, or NYSE. Our ADSs commenced trading on the NYSE on December 8, 2005. Each ADS represents two equity shares. The number of our outstanding equity shares (including the underlying shares for ADSs) as of June 12, 2009 was 128,106,757. As of June 12,2009, there were 20,161,868 privately placed ADSs (representing 20,161,868 equity shares) and 7,998,414 ADSs outstanding (representing 15,996,828 equity shares).

The table below sets forth, for the periods indicated, the reported high and low quoted prices of our shares on the BSE, NSE and the NYSE: (source www.bseindia.com, www.nse-india.com, www.nyse.com ,www.federalreserve.gov)

	BSE		NSE			NYSE
	High $	Low $	High $	Low $		High $	Low $

Year ended
2008	8.55	2.28	8.52	2.28		16.94	4.58
2007	13.96	7.62	14.59	7.55		28.30	14.59
2006	11.13	5.92	11.12	5.90		25.10	11.81
2005	11.59	7.05	11.50	6.98		—	—
2004	9.68	4.27	9.63	4.38		—	—

2009
First Quarter	2.87	1.89	2.85	1.89	]	6.10	4.25
2008
First Quarter	8.55	4.65	8.52	4.27		16.94	9.84
Second Quarter	6.97	5.14	6.96	5.41		16.94	9.84
Third Quarter	5.87	3.95	6.15	3.87		11.71	7.10
Fourth Quarter	4.18	2.28	4.18	2.28		8.09	4.58
2007
First Quarter	11.62	8.41	11.63	8.39		24.89	19.72
Second Quarter	13.96	9.07	14.59	8.87		28.30	22.33
Third Quarter	13.52	8.72	13.62	8.75		26.47	18.40
Fourth Quarter	12.85	7.62	12.83	7.55		25.94	14.59
Month ended
December 2008	2.98	2.55	3.04	2.57		6.45	5.27
January 2009	2.93	2.21	2.91	2.23		6.10	4.56
February 2009	2.57	1.99	2.58	1.98		6.00	4.43
March 2009	2.58	1.84	2.58	1.84		5.69	4.25
April 2009	3.42	2.52	3.43	2.50		8.17	5.20
May 2009	4.76	3.13	4.78	3.26		10.40	7.13
June 2009 (through June 12, 2009)	5.81	4.22	5.76	4.21		11.94	9.50

9.B. Plan of distribution

Not applicable.

9.C. Markets

Trading Practices and Procedures on the Indian Stock Exchanges

Stock Exchange Regulation

The stock exchanges in India are regulated by the Securities and Exchange Board of India, or the SEBI, and the Capital Markets Division, Department of Economic Affairs, Ministry of Finance, Capital Markets Division, the Government of India under the Securities Contracts (Regulation) Act, 1956, as amended, or the SCRA, and the Securities Contracts (Regulation) Rules, 1957, as amended, or the SCRR. The SCRA and the SCRR, together with the rules, bye-laws and regulations of the respective stock exchanges, regulate the recognition of stock exchanges, the qualifications for membership thereof and the manner in which contracts are entered into and enforced between members of such stock exchanges.

The main objective of the SEBI, pursuant to the Securities and Exchange Board of India Act, 1992, as amended, or the SEBI Act, is to promote the development of and regulate the Indian securities markets and protect the interests of investors.  The SEBI Act granted the SEBI the powers to regulate the business of the Indian securities markets, including stock exchanges and other financial intermediaries, promote and monitor self-regulatory organizations, prohibit fraudulent and unfair trade practices and insider trading, and regulate substantial acquisitions of shares and takeovers of companies. The SEBI has also issued guidelines concerning minimum disclosure requirements by public companies, rules and regulations concerning investor protection, buybacks of securities, employee stock option schemes, stockbrokers, merchant bankers, underwriters, mutual funds, foreign institutional investors, credit rating agencies and other capital market participants.

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

The Companies (Amendment) Act of 2000 amended the Indian Companies Act and incorporated significant provisions relating to securities, options in securities and equity shares with differential rights. Further, the Indian Companies Act, as amended, has empowered the SEBI to administer provisions in so far as they relate to the issue and transfer of securities, non payment of dividends in the case of listed public companies and public companies proposing to get their securities listed and to conduct inspection of a company’s records in respect of matters relating to the issue and transfer of securities. The power to prosecute the defaulting companies in compliance connection with the said matter has also been vested with the SEBI. The Indian Companies Act has been amended to introduce significant changes such as allowing book building for public offerings of securities, buy back of securities, compulsory dematerialization of shares in an initial public offering of securities for a sum of Rs. 100 million or more, issue of sweat equity shares, provisions relating to corporate governance, making accounting standards issued by the Institute of Chartered Accountants of India mandatory and relaxing restrictions on inter-corporate investment and loans.

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

SEBI has issued detailed guidelines concerning disclosures by public companies making a public offering of securities and investor protection. Previously, the Controller of Capital Issues of the Government of India regulated the prices at which companies could issue securities. The SEBI Guidelines now permit companies to freely price their issues of securities in an initial pubic offering.

The listing of securities on recognized Indian stock exchanges is regulated by the Indian Companies Act, the SCRA, the SCRR, the SEBI Act and the listing agreements of the respective stock exchanges. Under the standard terms of stock exchange listing agreements, the governing body of each stock exchange is empowered to suspend trading of or dealing in a listed security for breach of an issuer’s obligations under such agreement, however the exchange must give prior notice to the issuer of the intension to delist the securities under the SEBI (Delisting of Securities) Guidelines, 2003. The provisions of SEBI (Delisting of Securities) Guidelines, 2003, which govern voluntary and compulsory delisting of shares of Indian companies from the stock exchanges. The SEBI has the power to amend listing agreements and bye-laws of stock exchanges in India.

Listed Indian companies are required to ensure that the minimum level of public shareholding, on a continuous basis, is 25% of the total issued shares of a particular class, for every such class that is listed. However, companies which (i) have offered less than 25% (but at least 10%) of the total number of issued shares of a particular class to the public under Rule 19(2)(b) of the SCRR, or (ii) have at least 20 million shares of a particular class listed and a market capitalization of Rs. 10,000 million, are permitted to maintain their minimum public shareholding at 10%. Where the public shareholding in a company is less than 25% or 10%, as the case may be, the company is only permitted to dilute its public shareholding pursuant to certain extraordinary events with the prior approval of the concerned stock exchanges. “Public shareholding” excludes shares held by promoters and the promoter group as well as shares held by custodians against which depository receipts have been issued overseas.

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

The shareholders of a listed company and the company itself are also subject to certain disclosure requirements pursuant to the terms of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, as amended. Pursuant to such requirements, any person holding more than 5% equity shares or voting rights in any listed company must disclose to the company the number of equity shares or voting rights held by such person, on becoming such a holder, within two working days of (a) the receipt of intimation of allotment of equity shares or (b) the acquisition or sale of equity shares or voting rights. Additionally, any change in such shareholding or voting rights in excess of 2% (even if such change results in the shareholding or voting rights falling below 5%) is required to be disclosed to the company within two working days of (a) the receipt of intimation of allotment of equity shares or (b) the acquisition or sale of equity shares or voting rights, as the case may be. The company is also required to disclose such information received from its shareholders within two days of the receipt of such information to the stock exchanges on which the company’s equity shares are listed.

Indian Stock Exchanges

The major stock exchanges in India are the BSE and the NSE, which together account for a majority of trading volumes of securities in India. The BSE and the NSE together dominate the stock exchanges in India in terms of the number of listed companies, market capitalization and trading volumes of securities.

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

The National Stock Exchange of India Limited

The NSE was established by financial institutions and banks to provide nationwide on-line satellite linked screen-based trading facilities with market makers and electronic clearing and settlement for securities, including Government of India securities, debentures, public sector notes and units. Deliveries for trades executed “on-market” are exchanged through the National Securities Clearing Corporation Limited. The NSE commenced operations in the wholesale debt market and capital markets in 1994 and in derivatives in 2000. As of May 31, 2009, there were , 1,425 listed companies trading on the capital markets (equities) segment of the NSE. As of May 31, 2009, the market capitalization of the NSE was approximately Rs. 45,646 billion.

The Bombay Stock Exchange Limited

The BSE, established in 1875, is the oldest stock exchange in India and has evolved over the years into its present status as the premier stock exchange of India. The BSE switched over to an on-line trading network in May 1995 and has expanded this network to over 450 cities in India. Derivatives trading commenced on the BSE in 2000. Retail trading in government securities commenced in January 2003. As of April 30,, 2009, the BSE had 1,008 members, comprising 175 individual members, 810  Indian companies and 23 Foreign Institutional Investors, or FIIs. Pursuant to the BSE (Corporatization and Demutualization) Scheme 2005 of SEBI, on August 19, 2005 the BSE was incorporated as a company under the Indian Companies Act. Only a member of the BSE has the right to trade in the stocks listed on the BSE. As of April 30, 2009 there were 4, 930 listed companies trading on the BSE with an estimated total market capitalization of Rs.35, 869.79 billion.

Trading on both the NSE and the BSE occurs Monday through Friday between 9:55 a.m. and 3:30 p.m.

Derivatives (Future and Options)

Trading in derivatives is governed by the SCRA and the SEBI Act. The SCRA was amended in February 2000 and derivative contracts were included within the term “securities”, as defined by the SCRA. Trading in derivatives in India takes place either on separate and independent derivatives exchanges or a separate segment of an existing stock exchange. The derivative exchange or a derivative segment of a stock exchange functions as a self regulatory organization under the supervision of the SEBI. Derivatives products have been introduced in a phased manner in India, starting with futures contracts in June 2000 and index options, stock options and stock futures in June 2000, July 2001 and November 2001, respectively.

Depositories

The Depositories Act, 1996, as amended, or the Depositories Act, provides the legal framework for the establishment of depositories to record ownership details and effectuate transfers in book-entry form. SEBI framed the Securities and Exchange Board of India (Depositories and Participants) Regulations, 1996, as amended, or the

Depositories and Participants Regulations, which, among other things, provide for the formulation of such depositories and the regulation of participants, as well as the inter se rights and obligations of the depositories, participants, beneficial owners and issuers.

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

From April 1, 2008,Securities Transaction Tax has been prescribed for following transactions:

Taxable Securities Transaction	Rate	Payable by
Sale of an option in Securities (payable on Option premium)	0.017%	Seller
Sale of option in securities , where option is exercised on settlement price	0.125%	Purchaser
Sale of futures in securities	0.017%	Seller

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and articles of association

None

General

The following description of our equity shares and the material provisions of our Articles of Association, or Articles, is only a summary and is qualified in its entirety by our Articles and Memorandum and by the provisions of the Indian Companies Act which governs our affairs, and other applicable provisions of Indian law.

Our authorized share capital consists of 250,000,000 equity shares with a par value of Rs. 2 each. As of June 12, 2009, 128,106,757 equity shares were issued and outstanding and fully paid. On August 30, 2003 we effected a one for two stock split in the form of a stock dividend. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. Substantially all of our equity shares are in non-physical form.

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

Registration number and the objects of the Company

Our company registration number is 11-020127 (CIN L72200MH1978PLC020127). Under our Memorandum of Association, our main objects include, but are not limited to the following:

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

7.                 To carry on the business of advisers and consultants and collaborators on all matters and problems relating to the administration, organization, finance management, personnel, commencement or expansion of industry and business (including construction of plants and buildings production, purchases, sales marketing, advertisement, publicity, personnel export and import) and of institutions, concerns, bodies, associations (incorporated and unincorporated), departments and services of the government, public or local authorities, trusts, scientific research and development centers.

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

Interested Directors

Pursuant to Section 300 of the Indian Companies Act, interested directors are not allowed to take part in the discussion of, or vote on, any contract or arrangement entered into or to be entered into by or on behalf of the Company if the director is in any way, directly or indirectly, concerned with or interested in the contract or arrangement. In addition, a director is required to disclose, at a meeting of the board, the nature of his concern or interest under Section 299 of the Indian Companies Act.

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

Rotation and Retirement

There is no age limit for retirement of our directors. Our Articles require two-thirds of our directors to retire by rotation, but they are eligible for re-election. One-third of the directors who are subject to retirement by rotation must retire at each annual general meeting but can be re -appointed at such annual general meeting. Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni as the respective nominees of the NKP Group, GKP Group and AKP Group are permanent directors according to our Articles and in that capacity they are not required to retire by rotation like our other directors.

Dividends

Under the Indian Companies Act, the Board of Directors first recommends the payment of a dividend which is then declared by shareholders in a general meeting. However, the Board of Directors is not obliged to recommend a dividend. Under our Articles and the Indian Companies Act, our shareholders may, at the annual general meeting, declare a dividend in an amount less than that recommended by the Board of Directors, but they cannot increase the amount of the dividend recommend by the Board of Directors.

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

The SEBI Guidelines prescribe that no company shall, pending conversion of convertible securities, issue any shares by way of bonus unless a similar benefit is extended to the holders of such convertible securities, through reservation of shares in proportion to the convertible part of such convertible securities. The bonus issue shall be made out of free reserves built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless partly paid-up shares, if any, are made fully paid-up. Further, for the issue of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures. Further, a company should have sufficient reason to believe that it has no outstanding dues in respect of the payment of statutory dues of the employees such as contribution to a provident fund, gratuity and bonus. The issue of bonus shares must be implemented within two months from the date of approval by the Board of Directors where the decision to issue bonus shares was taken subject to shareholders’ approval. Where approval of the shareholders for capitalization of profits or reserves for making bonus issues is not required as per the Articles of Association, the bonus issue must be implemented within 15 days from the date of approval by the Board of Directors.

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

Annual General Meeting of Shareholders

We must convene an annual general meeting of shareholders within 15 months of the previous annual general meeting or six months after the end of each fiscal year, whichever is earlier, and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. Written notice setting out the agenda of meeting must be given at least 21 clear days prior to the date of a general meeting to the shareholders of record. A general meeting may be called after providing a shorter notice if consent is received from all shareholders entitled to vote, in the case of an annual general meeting, and from shareholders holding not less than 95% of the paid-up capital of the company in case of any other general meeting. Shareholders who are registered as such on the date of the general meeting are entitled to attend and vote at the meeting.

The annual general meeting of shareholders must be held at our registered office or at another place within the city in which our registered office is situated. Meetings other than annual general meetings may be held at any other place if so determined by the Board of Directors.

Quorum

Our Articles provide that a quorum of a general meeting is at least five members present in person who shall include at least one of the duly authorized representatives of General Atlantic, the NKP Group, the GKP Group and the AKP Group. If a quorum is not present on the date the general meeting is convened, it shall be adjourned to a date 15 days after the original meeting and the shareholders who are present at the adjourned meeting shall constitute the quorum.

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

Further, the Indian Companies Act requires certain resolutions such as those listed below to be voted on only by a postal ballot:

•       amendments of the memorandum of association to alter the objects of the company;

•     and change in the registered office of the company under Section 146 of the Indian Companies Act;

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

•       power to compromise or make arrangement with creditors and members

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

Buy-back

Pursuant to Section 77A of the Indian Companies Act and the SEBI (Buy Back of Securities) Regulations, 1998, as amended, a listed company may buy its equity shares out of its free reserves or securities premium account or the proceeds of any fresh issue of equity shares or other specified securities if so authorized by the articles of association. No buy-back of any kind of shares or other specified securities can be made out of the proceeds of an earlier issue of the same kind of securities. If such buy-back constitutes more than 10% of the total paid-up equity capital and free reserves of the company, it shall require the approval of at least 75% of the shareholders present and voting at a general meeting of shareholders of such company. A board resolution will constitute sufficient corporate authorization for a buy-back within the above limit. A company may buy-back up to 25% of its paid-up equity capital and free reserves provided that the buy-back of equity shares in any financial year shall not exceed 25% of the paid-up equity capital of a company in that financial year.

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

The SEBI has recently amended the Takeover Code to make it mandatory for the promoters and promoter group of listed companies to disclose the creation and enforcement of a pledge on the equity shares held by such persons.

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

(c)          any acquirer who, together with persons acting in concert with such acquirer, has acquired 55% or more, but less than 75%, of the shares or voting rights in the shares of the company (or, where the company concerned had obtained the initial listing of its shares by making an offer of at least 10% of the issue size to the public pursuant to Rule 19(2)(b) of the SCRR, less than 90% of the shares or voting rights in the company) and who acquires any additional shares entitling him to exercise voting rights; provided that an acquirer together with persons acting in concert may acquire additional shares or voting rights entitling him to up to 5% voting rights in a company without making a public announcement if (i) the acquisition is made through open market purchase on the stock exchanges and (ii) the post acquisition shareholding of the acquirer and persons acting in concert does not exceed 75%.

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

•                  the highest price paid by the acquirer or persons acting in concert with him for any acquisitions, including through an allotment in a public, preferential or rights issue, during the 26-week period prior to the date of public announcement; and

•                  the average of the weekly high and low of the closing prices of the shares of the company quoted on the stock exchange where the shares of the company are most frequently traded during the 26-week period prior to the date of public announcement, or the average of the daily high and low of the prices of the shares as quoted on the stock exchange where the shares of the company are most frequently traded during the two weeks preceding the date of public announcement, whichever is higher.

Specific obligations of the acquirer and the Board of Directors of the target company in the offer process have also been specified. Acquirers making a public offer also must deposit in an escrow account a percentage of the total consideration payable under the public offer, which will be forfeited in the event that the acquirer does not fulfill its obligations.

The Takeover Code, subject to certain conditions specified in the Takeover Code, exempts certain specified acquisitions from the requirement of making a public offer, including, among others, the acquisition of shares (1) by allotment in a public issue or a rights issue; (2) by underwriters pursuant to an underwriting agreement; (3) by registered stockbrokers in the ordinary course of business on behalf of clients; (4) in unlisted companies; (5) pursuant to a scheme of reconstruction or amalgamation; (6) pursuant to a scheme under Section 18 of the Sick Industries Companies (Special Provisions) Act, 1985; (7) resulting from, inter se transfers between companies belonging to the same group of companies as defined in the Monopolies and Restrictive Trade Practices Act, 1969, as amended or between relatives or between “qualifying promoters” of a publicly listed company or between qualifying Indian promoters and foreign collaborators who are shareholders; (8) by way of transmission through inheritance or succession; (9) resulting from transfers by Indian venture capital funds or foreign venture capital investors registered with SEBI, to promoters of a venture capital undertaking or venture capital undertaking pursuant to an agreement between such venture capital funds or foreign venture capital investors with such promoters or venture capital undertaking; (10) by the Government controlled companies, unless such acquisition is made pursuant to a disinvestment process undertaken by the Government or a state government; (11) change in control by takeover/restoration of the management of the borrower company by the secured creditor in terms of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002; (12) acquisition of shares by a person in exchange of equity shares received under a public offer made under the Takeover Code; and (13) in terms of guidelines and regulations relating to delisting of securities as specified by SEBI. The Takeover Code does not apply to acquisitions in the ordinary course of business by public financial institutions either on their own account or as a pledgee. An application may also be filed with the takeover panel seeking exception from the open offer requirements of the Takeover Code. Pursuant to a recent amendment, a listed company can apply to the SEBI to waive requirements under the Takeover Code in relation to an acquisition of a listed company in circumstances where the board of the listed company has been taken over by the Government of India and there is a plan for a transparent and competitive process for the operations of the listed company.

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

Overseas corporate bodies, or OCBs, i.e., entities in which at least 60% is owned by NRIs, were previously permitted to invest on favorable terms under the Portfolio Investment Scheme. With effect from September 16, 2003, OCBs that have availed benefits are no longer recognized by the RBI as an eligible class of investors in India.  Accordingly, such OCBs will not be eligible to subscribe for ADSs.

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

ADSs

Issue of ADSs

Subject to the fulfillment of certain conditions, including compliance with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, or the 1993

Regulations, as amended from time to time, Indian companies issuing ADSs are not required to obtain the prior approval of the Ministry of Finance or the Reserve Bank of India (RBI), except in certain cases. An Indian company issuing ADSs must comply with certain reporting requirements specified by the RBI.

The Government of India has amended the 1993 Regulations to provide a pricing floor for Global Depositary Receipt (which includes ADSs) and Foreign Currency Convertible Bond issues. Under the revised regulations, the offer price of the GDSs/ADSs cannot be less than the average of the weekly high and low of the closing prices of the shares as quoted on the BSE or the NSE during the two weeks immediately preceding the date of the meeting of the board of directors (or a duly authorized committee of the board) that decides to open the proposed issue.

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

Taxation of Distributions

Currently dividend income is exempt from tax for all shareholders (whether resident in India or not). However, the company declaring/distributing dividends is required to pay, in addition to corporate tax, a tax on dividends distributed, called dividend distribution tax at the rate of 16.995% including a surcharge of 10% on the total amounts distributed as dividend and an education and a Higher education cess at the rate of 2% and 1%, respectively of such tax and surcharge.

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

Any income arising from the transfer of equity shares held as long term capital asset that is subject to securities transaction tax, which is effective from October 1, 2004, shall be exempt from long term capital gains tax. Any income arising from the transfer of equity shares held as a short term capital asset, that is subject to securities transaction tax (effective from October 1, 2004), shall be taxed at a rate of 15% (effective 1st April 1, 2008) plus a general surcharge of 10% for individuals having total income in excess of Rs. 1,000,000 during the previous year or 2.5% in case of foreign companies, and an additional 2% and 1% education cess and Higher education cess respectively on tax and surcharge amount.

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

Further, the provisions of MAT will also be applicable to corporates from the tax year beginning April 1, 2007 claiming deduction under section 10A and 10B of the Indian Income Tax Act. (which mainly includes IT companies) and based on the provisions, corporates will be liable to pay MAT at the rate of 11.33% (including a surcharge of 10% and an education cess and a Higher education cess at the rate of 2% and 1%, respectively of such tax and surcharge) or tax computed as per normal provisions, whichever is higher.

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

Buy-back of securities

Indian companies are not subject to any tax on the buy-back of their shares from its shareholders in accordance with the provisions of Section 77A of the Indian Companies Act, 1956. However, the shareholders will be taxed on any resulting gains. We would be required to deduct tax at source according to the capital gains tax liability of a non-resident shareholder.

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

A Non-U.S. holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payer, under penalties of perjury, on IRS Form W-8BEN.

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

10.I. Subsidiary information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Market risk is the loss of future earnings, or reduction in fair value or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, foreign currency exchange rates, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables.

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

We have sought to reduce the effect of exchange rate fluctuations on our operating results by entering into foreign exchange forward and options contracts. As of December 31, 2008, we had outstanding forward contracts in the amount of $ 285.4 million, JPY 400.0 million ($ 4.4 million), AUD 1.0 million ($ 0.7 million) and GBP 1.5 million ($2.2 million), outstanding written options of GBP 0.9 million ($ 1.3 million), Euro 1.6 million ($ 2.2 million) and JPY 150 million ($ 1.7 million ), outstanding currency purchased options in the amount of $ 27.0 million, outstanding currency purchased options, net sell in the amount of $ 61.3 million and outstanding currency written options in the amount of $ 21.0 million. As of December 31, 2007, we had outstanding forward contracts in the amount of $ 165.2 million, JPY 481.6 million ($ 4.3 million) and Euro 4 million ($ 5.6 million), outstanding written options of Euro 5 million ($ 7 million), outstanding currency purchased options in the amount of $ 81.5 million and outstanding currency written options in the amount of $ 2.5 million. These contracts typically mature within 1-53 months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these instruments only for hedging purposes. We may not purchase contracts adequate to insulate ourselves from all foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such contracts may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies.

Interest Rate Risk. Our surplus cash resources are typically invested in liquid mutual fund units, units in other debt mutual funds in India, and sweep funds. These investments are exposed to interest rate risk whereby any increase in interest rates may decrease the fair value of the investments. We attempt to reduce this risk by investing in funds with shorter durations and by adequately diversifying our investments.

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

During 2007 there has been no modifications to the rights of the security holders.

Further, at the 30th Annual General Meeting held on June 26, 2008, the shareholders of the Company had approved modification/repricing of the terms of Options to enable the Company to issue Restricted Stock Units (“RSUs”). Accordingly, the amended plan, i.e., “Patni ESOP 2003 (Revised 2008) came into force with effect from June 26, 2008.

Use of proceeds

In our initial offering of our ADSs, completed on December 8, 2005, we issued 6,156,250 ADSs, representing 12,312,500 equity shares of Rs. 2 each, to an underwriting syndicate (including the underwriters’ over-allotment option of 1,031,250 ADSs representing 2,062,500 equity shares) at an initial offering price of $ 20.34 per ADS pursuant to a registration statement filed on Form F-1 (File No.333-129771) with the SEC. The managing underwriters were Goldman Sachs (Asia) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and ABN AMRO Rothschild LLC. We received approximately $ 117 million in net proceeds from the offering (after adjusting for direct expenses relating to the offering of ADSs of approximately $ 8.2 million, out of which $ 7.6 million was paid as underwriting and management consulting fees and $ 0.6 million was paid for other expenses).

As of December 31, 2008, US $ 86.3 million had been utilized for capital expenditure for office facilities and the balance $ 30.7 million remained as cash and cash equivalents pending utilization.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

As of the end of the period covered by this Annual Report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended).Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2008, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Management’s Report on Internal Controls over Financial Reporting

Internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities and Exchange Act of 1934, as amended.

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

Our management, including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31,2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in “Internal Control-Integrated Framework”. This assessment included an evaluation of the design and operation of internal controls over financial reporting. Based on this assessment, the management concluded that, as of December 31, 2008, the Company has maintained effective internal controls over financial reporting.

Our independent registered public accounting firm, KPMG, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2008.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Patni Computer Systems Limited:

We have audited Patni Computer Systems Limited’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Patni Computer Systems Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Patni Computer Systems Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Patni Computer Systems Limited and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income/(loss), and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated April 10, 2009, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Mumbai, India

April 10, 2009

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees for professional audit services rendered by KPMG for the audit of the Company’s annual financial statements for 2007 and 2008, and fees billed for other services rendered by KPMG.

Fiscal Year Ended December 31,	Audit Fees	Tax Fees	All Other Fees	Total Fees
			(Amounts in US $)
2007	795,747	132,462	169,719	1,097,928
2008	679,880	153,227	184,781	1,017,888

Audit fees

Audit fees represents fees for professional services in connection with the audit of Company’s annual consolidated financial statements and reviews of interim financial statement in accordance with U.S. GAAP, report concerning internal control over financial reporting, as well as audits of standalone and consolidated financial statements of the Company and its subsidiaries prepared in accordance with Indian GAAP.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

During fiscal 2007, there were no purchases made by or on behalf of us or any affiliated purchaser of shares of any class of our securities that are registered pursuant to Section 12 of the U.S. Securities and Exchange Act, 1934, as amended.

In February 2008, our Board of Directors approved a proposal to repurchase fully paid equity shares to the extent of 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount of up to Rs. 2,370 million. The buy back proposal had been approved in accordance with the provisions of Sections 77A, 77AA, 77B and other applicable provisions of the Indian Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (“the Buy Back Regulations”), for which necessary public announcements were made on April 2, 2008.

We commenced the repurchase of shares on July 10, 2008. Our Board of Directors declared closure of the buy back offer on October 23, 2008. Subsequent to the share repurchase, such shares are required to be extinguished as per the requirements of Section 77A of the Indian Companies Act, 1956.

During the year ended December 31, 2008, we repurchased a total of 10,957,082 equity shares through the Bombay Stock Exchange and the National Stock Exchange of India Limited for an aggregate consideration of Rs. 2,370 million ($ 53.1 million), which was being 100% of the amount authorized for such buy back. Subsequently, we extinguished such the equity shares bought back by us.

Period	Total number of Shares purchased	Amount (Rs. in million)

July 10, 2008 to July 31, 2008	2,206,570	508.61

August 1, 2008 to August 31, 2008	3,279,250	752.13

September 1, 2008 to September 30, 2008	3,475,725	750.48

October 1, 2008 to October 23, 2008	1,995,537	358.80

Total	10,957,082	2,370

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable

ITEM 16G. CORPORATE GOVERANCE

Governance Standards for Listed Companies

Many of the corporate governance standards set out in the NYSE Listed Company Manual do not apply to us as a “foreign private issuer.” Under the NYSE corporate governance standards, we need only (i) establish an independent audit committee that satisfies the requirements of Rule 303A.06 of the NYSE Listed Company Manual described in the following table; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide annual written affirmations to the NYSE with respect to our corporate governance practices (and provide interim written affirmations each time a change occurs to the board or any of our committees); and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by U.S. companies listed on the NYSE as required by

Rule 303A.11 of the NYSE Listed Company Manual.Indian corporate governance requirements for listed companies are contained in Clause 49 of the listing agreement that companies enter into with Indian stock exchanges. The following table sets out a brief, general summary of the significant differences between the corporate governance standards applicable to us under our listing agreements with the Indian Stock Exchanges and the requirements of standards relating to U.S. domestic companies listed on the NYSE.

Standard NYSE Practices	Our Practice

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

Five of our ten directors are “independent directors” as defined by the NYSE.  As an Indian Company we adhere to Clause 49 of the Indian Listing Agreements, which states that if the Chairman of the Board is an executive director then not less than 50 per cent of the Board of Directors should comprise of independent directors

The non-management directors must meet at regularly scheduled executive sessions without management	We comply with this standard as our non-management directors meet periodically without management at scheduled executive sessions.

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

•     Each listed company must have disclosed whether their Board of Directors has identified an audit committee financial expert (as defined under applicable rules of the SEC), and if not the reasons why the board has not done so

We comply with this standard. Our Audit Committee is comprised of three members all being “independent directors” within the meaning established by the NYSE.  All the Committee members are financially literate and the Audit Committee has identified Mr. Arun Duggal, who is the Chairman of the Audit Committee, as a financial expert (as defined under applicable rules of the SEC) The Committee has a written charter that addresses the Committee’s purpose and responsibilities. The charter and Clause 49 of the Indian Listing Agreements address the duties, role and responsibilities of the Audit Committee.

The Audit Committee also meets separately, quarterly, with management, with internal auditors and with independent auditors and reviews with the independent auditors any audit problems or difficulties and management’s response, if any.

The Audit Committee reports regularly to the Board of Directors.

Standard NYSE Practices	Our Practice

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

The committee must report regularly to the board

Each listed company must have an internal audit function.	We comply with this standard as we have an internal audit function.

Standard NYSE Practices	Our Practice

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

We comply with this standard as our Compensation and Remuneration committee is composed entirely of “Independent directors” as defined by the NYSE listed standards. This Committee has a written charter which addresses its purpose and responsibilities.

Nominating/ Corporate Governance Committee

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

As Foreign Private Issuer, we follow home country practice in lieu of NYSE Corporate Governance Standards as permitted. Under Clause 49 of the Indian Corporate Governance norms “Nominating and Corporate Governance Committee” is non-mandatory requirement. However, as matter good governance practice, we have “Nominating and Governance Committee” which comprises of majority of Independent Directors and the Committee has a written charter which addresses its purpose and responsibilities.

Equity-Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exceptions.	We comply with this standard. Our Employee Stock Option Plan was approved by our Shareholders.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.	We have adopted corporate governance guidelines as prescribed in Clause 49 of the Indian Listing Agreements

Code of Business Conduct and Ethics

All listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

We comply with this standard. The Company has adopted a Code of Business Conduct and Ethics for its directors, officers and employees. This code is posted on the website of the Company.

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statement and auditors report for fiscal 2008 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

•       Report of Independent Registered Public Accounting Firm.

•       Consolidated Balance Sheets as of December 31, 2007 and 2008.

•       Consolidated Statements of Income for the years ended December 31, 2006, 2007 and 2008

•       Consolidated Statements of Stockholders Equity and Comprehensive Income for the years ended December 31, 2006, 2007 and 2008.

•       Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008.

•       Notes to the Consolidated Financial Statements

ITEM 19. EXHIBITS

*1.1	Articles of Association of Patni Computer Systems Limited, as amended
*1.2	Memorandum of Association of Patni Computer Systems Limited, as amended
*1.3	Certificate of Incorporation of Patni Computer Systems Limited, as amended
*2.1	Form of Deposit Agreement
*2.2	Patni’s specimen certificate for equity shares
*2.3	Form of American Depositary Receipt
*2.4	Patni ESOP 2003-Revised 2006 #
*4.2	Registration Rights Agreement
*4.3	Purchase Agreement between Patni Computer Systems Limited and Cymbal Corporation dated November 3, 2004
*4.4	Lease Deed entered into between the Company and State Industrial Promotion Corporation of Tamil Nadu Limited (SIPCOT), dated September 30, 2004
*4.5	Service Agreement between Patni Computer Systems Inc. and Mr. Narendra K. Patni dated December 1, 2000, as amended
*4.6	Consultancy Agreement between Patni Computer Systems Limited and Patni Americas Inc. (formally Patni Computer Systems Inc) dated October 27, 2000
*4.7	Terms of employment for Mr. Gajendra K. Patni and Mr. Ashok K. Patni
*4.8	Information Technology Services Agreement between General Electric International Inc. and Patni Computer Systems Inc. dated November 12, 2003
** 4.9	Amendment to Information Technology Services Agreement between General Electric International Inc. and Patni Computer Systems Inc. dated August 03, 2006
8.1	List of subsidiaries of the Registrant, see “Item 4. Information on the Company—Organizational Structure”
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes Oxley Act
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes Oxley Act
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes Oxley Act
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes Oxley Act

*                                                       Previously filed on November 17, 2005 with the SEC on Form F-1 (File Number 333-129771)

#                                                       Incorporated by reference from Form S - 8 (file number 33-137306)

**                                                Previously filed on March, 5, 2008 with the SEC on Form 20F/A (File Number 001-32692 08666713)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

For Patni Computer Systems Limited

	By:	/s/ JEYA KUMAR
Jeya Kumar
Chief Executive Officer

For Patni Computer Systems Limited

	By:	/s/ SURJEET SINGH
Surjeet Singh
Chief Financial Officer

Mumbai, India
Date: June 16 , 2009

Patni Computer Systems Limited and subsidiaries
Consolidated financial statements
Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Patni Computer Systems Limited:

We have audited the accompanying consolidated balance sheets of Patni Computer Systems Limited and subsidiaries (the ‘Company’) as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income/(loss), and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patni Computer Systems Limited and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2.28 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share- Based Payment.

As discussed in Note 2.41 to the consolidated financial statements, effective January 1, 2008, the Company adopted provisions of Statement of Financial Accounting Standard No. 157, Fair Value Measurements, which establishes a common definition for fair value, framework for measuring fair value, and expands disclosure about such fair value measurements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Patni Computer Systems Limited’s internal control over financial reporting as of December 31, 2008, based on  criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 10, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

s/ KPMG

Mumbai, India

April 10, 2009

Consolidated balance sheet

	As of
	December 31, 2007	December 31, 2008
Assets
Current assets
Cash and cash equivalents	$32,625,979	$60,138,457
Investments	297,726,183	245,529,769
Accounts receivable, net	136,371,683	111,813,743
Costs and estimated earnings in excess of billings on uncompleted contracts	32,417,391	30,663,367
Advance income taxes	1,688,513	8,922,311
Deferred income taxes	6,879,161	9,796,021
Prepaid Expenses	2,132,687	2,586,241
Other current assets	30,600,530	6,934,944
Total current assets	$540,442,127	$476,384,853
Advance income taxes	5,782,273	3,093,606
Deferred income taxes	12,479,374	19,825,211
Investments	3,425,527	2,769,231
Other assets	24,475,694	19,956,864
Property, plant and equipment, net	171,026,782	150,930,327
Intangible assets, net	31,881,136	27,073,168
Goodwill	66,713,170	65,309,045
Total assets	$856,226,083	$765,342,305
Liabilities and shareholders’ equity
Current liabilities
Capital lease obligation	277,704	175,741
Trade accounts payable	10,517,823	8,938,743
Billings in excess of costs and estimated earnings on uncompleted contracts	3,555,245	6,000,383
Income taxes payable	20,237,930	22,402,386
Accrued expenses	55,079,924	56,167,097
Other current liabilities	34,287,255	59,689,464
Total current liabilities	$123,955,881	$153,373,814
Capital lease obligations excluding current installments	325,853	184,214
Other liabilities	25,362,959	24,486,301
Income taxes payable	23,811,111	13,482,925
Deferred income taxes	1,806,178	2,858,796
Total liabilities	$175,261,982	$194,386,050
Commitments and Contingencies
Shareholders’ Equity
Common shares Rs. 2 par value; Authorized 250,000,000 shares (Issued and outstanding; 139,009,409 shares and 128,105,007 shares as of December 31, 2007 and 2008 respectively).	6,158,044	5,672,130
Additional paid-in capital	313,350,315	264,878,177
Retained earnings	285,238,586	375,215,818
Accumulated other comprehensive income/(loss)	76,217,156	(74,809,870)
Total shareholders’ equity	$680,964,101	$570,956,255

Total liabilities and shareholders’ equity	$856,226,083	$765,342,305

See accompanying notes to the consolidated financial statements.

Consolidated statements of income

	Year ended December 31,
	2006	2007	2008
Net revenues	$578,850,882	$662,911,669	$718,884,103
Cost of revenues	373,965,978	450,085,130	491,266,302
Gross profit	204,884,904	212,826,539	227,617,801
Selling, general and administrative expenses	106,471,937	116,260,200	131,056,061
Provision for doubtful debts and advances	1,191,017	1,181,753	1,625,595
Foreign exchange (gain)/loss, net	2,747,926	(23,350,920)	18,358,897
Operating Income	94,474,024	118,735,506	76,577,248
Other income/(expense)
Interest and dividend income	10,087,916	12,540,158	13,001,582
Interest expense	(2,839,930)	(3,592,436)	(1,744,367)
Interest expense reversed (Refer note 11.2)	—	—	6,497,329
Gain on sale of investments, net	1,679,097	6,370,002	9,731,648
Other (expense)/income, net	3,541,426	1,706,227	2,561,206
Income before income taxes	106,942,533	135,759,457	106,624,646
Income taxes	47,691,763	21,783,963	5,203,401
Net Income	$59,250,770	$113,975,494	$101,421,245
Earnings per share
Basic	$0.43	$0.82	$0.75
Diluted	$0.43	$0.82	$0.75
Weighted average number of common shares used in computing earnings per share
Basic	137,957,477	138,660,785	135,590,677
Diluted	138,904,860	139,569,933	135,760,422

See accompanying notes to the consolidated financial statements.

Consolidated statements of Shareholders’ Equity and Comprehensive Income/(loss) for the years ended December 31, 2006, 2007 and 2008

(in $ except share data)

	Common shares		Additional	Retained	Comprehensive	Accumulated Other Comprehensive	Shareholders
	Shares	Par value	Paid-In-Capital	Earnings	Income/(loss)	Income/(loss)	Equity
Balance as of January 1, 2006	137,798,399	$6,101,600	$299,220,619	$132,511,943		$1,194,908	$439,029,070
Issuance of equity shares on exercise of options	483,454	21,360	1,802,953				1,824,313
Tax benefit arising on exercise of stock options			23,338				23,338
Compensation cost related to employee stock option plan			3,984,071				3,984,071
Cash dividend on common shares				(8,565,154)			(8,565,154)
Comprehensive income
Net income				59,250,770	59,250,770		59,250,770
Other comprehensive income:
Translation adjustment					9,256,054		9,256,054
Unrealised gain on investments, net of tax of $1,076,106					2,102,200		2,102,200
Unrealised gain on cash flow hedging derivatives, net of tax of $ Nil					2,531,633		2,531,633
Comprehensive income					73,140,657	13,889,887
Adjustment to initially apply FASB Statement No. 158, net of tax of $323,655						(843,079)	(843,079)
Balance as of December 31, 2006	138,281,853	6,122,960	305,030,981	183,197,559		$14,241,716	$508,593,216
Issuance of equity shares on exercise of options	727,556	35,084	3,203,887				3,238,971
Tax benefit arising on exercise of stock options			442,165				442,165
Compensation cost related to employee stock option plan			4,673,281				4,673,281
Cash dividend on common shares				(11,934,467)			(11,934,467)
Comprehensive income
Net income				113,975,494	113,975,494		113,975,494
Other comprehensive income:
Translation adjustment					58,571,590		58,571,590
Unrealised gain on investments, net of tax of ($424,845)					4,870,285		4,870,285
Unrealised holding gains (losses) arising during the year					10,750,148		10,750,148
Less: Reclassification adjustment included in net income					(11,792,707)		(11,792,707)
Actuarial losses related to pension and other post retirement benefits, net of tax of $47,185					(423,876)		(423,876)
Comprehensive income					176,374,810	61,975,440	—
Balance as of December 31, 2007	139,009,409	$6,158,044	$313,350,315	$285,238,586		$76,217,156	$680,964,101

See accompanying notes to the consolidated financial statements.

Consolidated statements of Shareholders’ Equity and Comprehensive Income/(loss) for the years ended December 31, 2006, 2007 and 2008 (Continued)

(in $ except share data)

	Common shares		Additional Paid-	Retained	Comprehensive	Accumulated Other Comprehensive	Shareholders
	Shares	Par value	In-Capital	Earnings	Income/(loss)	Income/(loss)	Equity
Balance as of December 31, 2007	139,009,409	$6,158,044	$313,350,315	$285,238,586		$76,217,156	$680,964,101
Issuance of equity shares on exercise of options	52,680	2,634	188,325				190,959
Purchase of Common stock	(10,957,082)	(488,548)	(52,573,794)				(53,062,342)
Tax benefit arising on exercise of stock options			16,121				16,121
Compensation cost related to employee stock option plan			3,897,210				3,897,210
Cash dividend on common shares				(11,444,013)			(11,444,013)
Comprehensive income
Net income				101,421,245	101,421,245		101,421,245
Other comprehensive income:
Translation adjustment					(119,927,020)		(119,927,020)
Unrealised gain on investments, tax effected ($257,690)					(1,828,525)		(1,828,525)
Unrealised losses on derivative instruments:
Unrealised holding gains (losses) arising during the year, net of tax credit ($2,201,998)					(42,542,853)		(42,542,853)
Less: Reclassification adjustment included in net income					12,068,379		12,068,379
Actuarial gain related to pension and other post retirement benefits, net of tax of $195,797					1,202,993		1,202,993
Comprehensive income/(loss)					(49,605,781)	(151,027,026)	—
Balance as of December 31, 2008	128,105,007	$5,672,130	$264,878,177	$375,215,818		$(74,809,870)	$570,956,255

See accompanying notes to the consolidated financial statements.

Consolidated statements of cash flows

	Year ended December 31,
	2006	2007	2008

Operating activities
Net income	$59,250,770	$113,975,494	$101,421,245
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of intangible assets	19,573,548	25,053,060	27,711,972
Deferred taxes	4,344,470	(10,130,035)	(9,215,965)
Provision/(recovery) for doubtful debts and advances	1,191,017	1,181,753	1,625,595
(Gain)/loss on sale of property, plant and equipment, net	(21,977)	(265,426)	(371,526)
(Gain) / loss on sale of investments	(1,679,097)	(6,370,002)	(9,731,648)

Compensation cost related to employee stock option plan	3,984,071	4,673,281	3,897,210

Changes in assets and liabilities
Accounts receivable	(40,234,185)	(13,492,304)	9,987,054
Costs and estimated earnings in excess of billings on uncompleted contracts	3,955,003	(8,300,239)	(3,289,128)
Other current assets	(735,650)	(21,663,190)	21,015,540
Other assets	(579,720)	1,252,142	(1,675,575)
Trade accounts payable others	4,025,950	(1,804,558)	(958,041)
Billings in excess of costs and estimated earnings on uncompleted contracts	859,218	59,255	3,081,643
Taxes payable	4,979,698	11,218,123	(8,427,949)
Excess tax benefit from stock based compensation	(23,338)	(442,165)	(16,121)
Tax benefit on exercise of stock options	—	47,841	14,739
Accrued expenses	16,246,514	8,104,178	9,463,589
Other current liabilities	(17,063,525)	4,222,173	14,263,756
Other liabilities	1,018,325	3,952,833	(9,453,334)
Net cash provided by operating activities	$59,091,092	$111,272,214	$149,343,056
Investing activities
Purchase of property, plant and equipment	(48,620,365)	(61,891,010)	(43,362,388)
Proceeds from sales of property, plant and equipment	83,097	557,761	3,841,641
Purchase of investments	(781,204,843)	(1,149,342,754)	(973,062,275)
Proceeds from sale of investments	686,658,104	1,134,569,183	977,051,287
Payments for acquisition, net of cash acquired	(12,184,832)	(33,795,203)	—

Payments for acquisition of technology related intangibles	(497,879)	(20,368,599)	—

Tax benefit on incentive stock option of Patni Telecom	340,366	235,057	—

Net cash used in investing activities	$(155,426,352)	$(130,035,565)	$(35,531,735)

See accompanying notes to the consolidated financial statements.

Consolidated statements of cash flows (Continued)

	Year ended
	2006	2007	2008

Financing activities:
Payment of capital lease obligations	(390,886)	(429,987)	(293,418)
Dividend on common shares	(8,562,666)	(11,933,401)	(11,440,837)
Proceeds from common shares issued, net of expenses	1,824,313	3,238,971	190,958
Purchase of Common Stock	—	—	(53,062,342)
Excess tax benefit arising on exercise of stock options	23,338	442,165	16,121
Net cash provided by/(used in) financing activities	$(7,105,901)	$(8,682,252)	$(64,589,518)
Effect of exchange rates changes on cash and cash equivalents	1,131,571	13,561,572	(21,709,325)
Net increase in cash and cash equivalents	(103,441,161)	(27,445,603)	49,221,803
Cash and cash equivalents at the beginning of the year	148,819,600	46,510,010	32,625,979
Cash and cash equivalents at the end of the year	$46,510,010	$32,625,979	$60,138,457
Supplemental disclosure of cash flow information:
Interest paid	$4,905,069	$26,764	$50,302
Income taxes paid	$39,945,075	$29,532,237	$16, 993,377
Non cash investing and financing activities:
Additions to property, plant and equipment, represented by capital lease obligations	$361,133	$264,138	$149,745
Property, plant and equipment acquired on credit	$4,814,076	$558,012	$(3,158,568)

See accompanying notes to the consolidated financial statements.

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

1              Organization and nature of business

1.1           Patni Computer Systems Limited (“Patni”) is a company incorporated in India under the Indian Companies Act, 1956. In February 2004, Patni completed an initial public offering of its equity shares in India and in December 2005, the Company completed an initial public offering of American Depositary Shares in the United States of America (USA).

1.2           Patni Computers Systems (UK) Limited (“Patni UK”), a company incorporated in the United Kingdom (UK), Patni Computer Systems GmbH (“Patni GmbH”), a company incorporated in Germany, Patni Americas, Inc. (“Patni USA”) formerly known as Patni Computer Systems, Inc., a company incorporated in Massachusetts, USA and Patni Computer Sytems Brasil, Ltda a company incorporated in Brazil are 100% owned subsidiaries of Patni. On November 3, 2004, Patni USA, acquired 100% equity in Patni Telecom (formerly known as Cymbal Corporation), a company incorporated in California, USA, together with its subsidiaries in India, UK & Thailand, for consideration in cash. In July, 2007, Patni USA, acquired 100% equity in Patni Life Sciences Inc. (formerly known as Taratec Development Corporation), a company incorporated in New Jersey, USA, for consideration in cash. Further, Patni also has foreign branch offices in the USA, Japan, Sweden, Australia, Korea, Netherlands, Finland, UAE, South Africa, Canada and Turkey. In March 2008 the Company through it’s wholly owned subsidiary Patni UK incorporated a subsidiary in Czech Republic named Patni Computer Systems (Czech) s.r.o. In December 2008 the company has set up a subsidiary in Mexico named PCS Computer Systems Mexico, SA.

Cymbal Information Services (Thailand) Ltd., subsidiary of Patni Telecom has been dissolved and the liquidation has been completed in May, 2006.

1.3           Patni together with its subsidiaries (collectively, “Patni Group” or “the Company”) is engaged in IT consulting, software development and Business Process Outsourcing (“BPO”).  The Company provides multiple service offerings to its clients across various industries comprising financial services, insurance services, manufacturing, communications, media and entertainment and technology services (comprising independent software vendors and product engineering) and other industries such as energy and utilities, retail, logistics and transportation. The various service offerings comprise application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, quality assurance services and BPO services.

1.4           These financial statements are prepared on a consolidated basis for all the years presented.

2              Summary of significant accounting policies

Basis of preparation of financial statements

2.1           The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of consolidation

2.2           The consolidated financial statements include the financial statements of Patni and all of its subsidiaries, which are more than 50% owned and controlled. All inter-company accounts and transactions are eliminated on consolidation.

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

2              Summary of significant accounting policies (Continued)

Accounting estimates

2.3           The preparation of financial statements in conformity with US GAAP requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable.  The actual results could differ from these estimates. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

Revenue and cost recognition

2.4           The Company derives its revenues primarily from software services and to a lesser extent from BPO services. Revenue is recognized when there is persuasive evidence of a contractual arrangement with customers, delivery has occurred, the sales price is fixed or determinable and collectability is probable. Software services are provided either on a fixed price, fixed time frame or on a time and material basis. The Company’s fixed price contracts include application maintenance and support services, on which revenue is recognized ratably over the term of maintenance. Revenue with respect to other fixed price contracts is recognized on a percentage of completion basis.  Revenue with respect to time-and-material contracts is recognized as related services are performed.

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

2.5           The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts”, represents revenues recognized in excess of amounts billed.  These amounts are billed after the milestones specified in the agreement are achieved and the customer acceptance for the same is received.  The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts”, represents billings in excess of revenues recognized.

2.6           Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred.  These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified period.  The costs to be deferred are limited to the extent of future contractual revenues.  Further, revenue attributable to set up activities is deferred and recognised systematically over the periods that the related fees are earned, as services performed during such period do not result in the culmination of a separate earnings process.

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

2.7           Warranty costs on sale of services are accrued based on managements’ estimates and historical data at the time related revenues are recorded.

2.8           The Company grants volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, as per the terms of the contract. These discounts are earned only after the customer has provided a specified cumulative level of revenues in the specified period. The Company reports revenues net of discounts offered to customers.

The Company estimates the total number of customers that will ultimately earn these discounts, based on which a portion of the revenue on the related transactions is allocated to the services that will be delivered in the future.

Reimbursement of out of pocket expenses received from customers have been included as part of revenues in accordance with EITF 01-14 “Income Statement Characterization of Reimbursements Received for ‘Out of Pocket’ Expenses Incurred”.

2.9           Revenues from BPO Services are derived from both time-based and transaction-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contracts with the customer.

2.10         The Company reports taxes assessed by governmental authorities directly imposed on revenue producing transactions on a net basis. This disclosure is provided as per EITF 06-03 on “How taxes collected from customers and remitted to government authorities should be presented in the Income Statement”.

Advertising cost

2.11         Advertising costs incurred during the year have been expensed. The total amount of advertising costs expensed was $1.6 million, $0.9 million and $1.6 million for the years ended December, 31, 2006, 2007 and 2008.

Cash and cash equivalents

2.12         The Company considers investments in highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents comprise cash, deposits with banks and money market accounts.

Investments

2.13         Management determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designation at each balance sheet date.  At December 31, 2007 and 2008, investment securities were classified as available-for-sale or held to maturity. The investment securities classified as available-for-sale consists of units of mutual funds and other securities. Other securities consists primarily of debt instruments, that carry market interest rates and are stated at cost. Held to maturity securities consist of investment in Government bonds made by the Company pursuant to tax exemption scheme under the Indian Income Tax Act, 1961. These bonds mature in five years from the time of deposit.

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

2              Summary of significant accounting policies (Continued)

2.14         Available-for-sale securities are carried at fair market value with unrealized gains and losses, net of deferred income taxes, reported as a separate component of other comprehensive income in the statement of shareholders’ equity and comprehensive income. The fair values represent either the quoted market prices for the investments at balance sheet date where available or Net Asset Value (“NAV”) as stated by the issuers of these mutual fund units in the published statements.  NAVs represents the price at which the issuer will issue further units in the mutual fund and the price at which the issuer will redeem such units from the investors. Accordingly, such NAV are analogous to fair market value with respect to these investments as transactions of these mutual funds are carried out at such prices between investors and the issuers of these units of mutual funds.

Realized gains and losses, and decline in value judged to be other than temporary on available-for-sale securities are included in the consolidated statements of income.  The cost of securities sold or disposed is determined on average cost basis.

Business combinations, goodwill and intangible assets

2.15         Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” requires that the purchase method of accounting be used for all business combinations.  SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must be recognized and reported separately from goodwill.  In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” all assets and liabilities of the acquired businesses including goodwill are assigned to reporting units.

2.16         Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is not amortized but is tested for impairment atleast on an annual basis at year end, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

2.17         Intangible assets acquired either through a business combination or individually are amortized over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Intangible assets comprise customer and technology related intangible assets and are being amortized over a period of 5-10 years. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

2.18         Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

2              Summary of significant accounting policies (Continued)

recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

Property, plant and equipment

2.19         Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Gains and losses on disposals are included in the consolidated statements of income at amounts equal to the difference between the net book value of the disposed assets and the net proceeds received upon disposal.  Expenditures for replacements and improvements are capitalized, whereas the cost of maintenance and repairs is charged to income when incurred.

2.20         Property, plant and equipment are depreciated over the estimated useful life of the asset using the straight-line method, once the asset is put to its intended use. The cost of software obtained for internal use is capitalized and amortized over the estimated useful life of the software. The estimated useful lives of assets are as follows:

Buildings	40 years
Leasehold premises and improvements	Over the lease period or the useful lives of the assets, whichever is shorter
Computer — Hardware and software and other service equipments	3 years
Furniture and fixtures	3-8 years
Other equipment	3-8 years
Vehicles	4-5 years

Impairment of long-lived assets and long-lived assets to be disposed

2.21         Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever an event or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Functional and Foreign currency translation

2.22         The functional currency of Patni and its branches in the USA, Japan, Sweden, Finland, UAE, South Africa, Canada, Australia, Korea and Netherland is the Indian Rupee. The functional currencies of Patni’s subsidiaries are the applicable local currencies.

2.23         The accompanying consolidated financial statements are reported in US Dollars.  The translation is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for statements of income accounts using the exchange rate prevailing on the date of those transactions In respect of subsidiaries, the respective functional currencies are first translated into Indian Rupees and then into US Dollars.  The gains or losses resulting from such translation are reported in other comprehensive income in the statement of shareholders’ equity and comprehensive income.

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

2              Summary of significant accounting policies (Continued)

Foreign currency transactions

2.24         Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the date of the transaction.  Resulting gains or losses from settlement of such foreign currency transactions are included in the consolidated statements of income. Unsettled monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date.

A transaction gain or loss arising from a change in exchange rates between the date of a transaction and the year end exchange rates is included in the consolidated statements of income.

Income taxes

2.25         Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of changes in tax rates is recognized in results of operations in the period that includes the enactment date.  The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the assets will not be realised. The Company recognizes interest and penalties related to uncertain tax positions in Other (expense)/income.

Concentration of credit risk

2.26         Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash, cash equivalents, investments and accounts receivables.  Cash and cash equivalents are invested with corporations, financial institutions and banks with investment grade credit ratings.  To reduce credit risk, investments are made in a diversified portfolio of mutual funds, government bonds, which are periodically reviewed.  To reduce its credit risk on accounts receivables, the Company performs ongoing credit evaluations of customers.

Retirement benefits to employees

2.27         Contributions to defined contribution plans are charged to income in the period in which they accrue.  Current services costs for defined benefit plans are accrued in the period to which they relate, based on actuarial valuation performed by an independent actuary in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 132R “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, both as amended by SFAS No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans”. The Company adopted SFAS No. 158 as of December 31, 2006 which requires the net funded position of the plans to be recognized as an asset or liability in the employers’ balance sheet.

In measuring the defined benefit obligations, the Company uses discount rate based on yields of high quality fixed income instruments (i.e. yields on high quality corporate bonds) prevailing as at the balance sheet date for the corresponding tenure of the obligations.

Stock-based compensation

2.28         The Company adopted SFAS No. 123R, “Share-Based Payment” (SFAS No. 123R) effective January 1, 2006. This statement requires compensation expense relating to share-based payments to be recognized in net income using a fair value measurement method. Under the fair value method, the estimated fair

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

2              Summary of significant accounting policies (Continued)

Stock-based compensation (continued)

value of awards is charged to income on a accelerated basis over the requisite service period, which is generally the vesting period. The Company elected the modified prospective method as prescribed in SFAS No. 123R and therefore, prior period was not restated.

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

2.29         Prior to the adoption of SFAS 123R, the Company was required to record benefits associated with the tax deductions in excess of recognized compensation cost as an operating cash flow. However SFAS 123R requires that such benefits be recorded as a financing cash inflow. In the accompanying Consolidated Statements of Cash Flows for year ended December 31, 2006, 2007 and 2008, tax benefit of $23,338, $ 442,165 and $16,121, respectively has been classified as financing cash flows.

2.30         Effective April 1, 2007, an amendment has been made to Indian Income Tax Act 1961 subjecting specified securities allotted or transferred by an employer to its employees to Fringe Benefit Tax (FBT). The liability to pay FBT by the employer arises at the time of allotment of the securities, consequent to exercise of option by the employees and is calculated on the difference between the fair value of the underlying share on the date of vesting and the exercise price paid by the employee based on the corporate tax rate. The FBT arising from such allotment of specified option is collectible from employees, which is considered as akin to a reset in the terms of the ESOP Plan as it would reduce the ultimate benefit to the employee, by way of increase in exercise price and hence is recognized as additional paid-in-capital.

Dividends

2.31         Dividends on common shares are recorded as a liability on the date of declaration by the shareholders at the Annual General Meeting.

Derivatives and hedge Accounting

2.32         The Company enters into forward foreign exchange contracts/option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on inter company and end customer accounts receivable and forecasted sales transactions denominated in foreign currencies. The strategy also includes entering into short-term forward foreign exchange contracts which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur (roll-over hedging).Upon completion of the formal documentation and testing for effectiveness, the Company designates forward and option contracts, which meet the hedging criteria, as cash flow hedges. Changes in fair values of designated cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognised in the consolidated statements of income. However, for derivatives acquired pursuant to roll-over hedging strategy, the forward premium/discount points are excluded from assessing hedge effectiveness. Changes in fair value for derivatives not designated as hedging instruments and ineffective portion of the hedging instruments are recognized in consolidated statements of income in the current period.

2.33         In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the inception of

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

2              Summary of significant accounting policies (Continued)

Derivatives and hedge Accounting (Continued)

the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company will, prospectively, discontinue hedge accounting with respect to that derivative.

The derivatives, which do not qualify for hedge accounting, are accordingly, recognised at fair value with gains or losses included in foreign exchange (gain)/loss in the consolidated statements of income.

Earnings per share

2.34         In accordance with SFAS No. 128, “Earnings per Share”, basic earnings per share is computed using the weighted average number of common and redeemable common shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and redeemable common shares and dilutive common equivalent shares outstanding during the year using the treasury stock method for options except where the result would be anti-dilutive.

Commitments and Contingencies

2.35         Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Reclassifications

2.36         Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

Recently Issued Accounting Standards

2.37         In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting Statement 141R and Statement 160 on its results of operations and financial position.

2.38         In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3 , Determination of the Useful Life of Intangible Assets . FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. We are currently evaluating the impact of the same pending adoption of FSP FAS 142-3 on our consolidated financial statements.

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

2              Summary of significant accounting policies (Continued)

Recently Issued Accounting Standards (Continued)

2.39         The Financial Accounting Standards Board (“FASB”) issued SFAS No. 161 Disclosure about Derivative Instruments and Hedging activities - An amendment to SFAS No 133 (“SFAS 161”) in March 2008. Statement 161 requires increased quantitative, qualitative and credit-risk disclosures. Quantitative disclosures should include information (in a tabular format) about the fair value of the derivative instruments, including gains and losses, and should contain more detailed information about the location of the derivative instrument in the entity’s financial statements. Credit-risk disclosures should include information about the existence and nature of credit-risk related contingent features included in derivative instruments. Credit risk related contingent features can be defined as those that require entities upon the occurance of a credit event to settle derivative instruments or to post collateral. The Company will be required to adopt this new standard prospectively, for fiscal years, and interim periods within those fiscal years, beginning on or after November 15, 2008. The Company is currently evaluating the requirements of SFAS 161 and have not yet determined the impact that is expected to result from the adoption of the standard.

2.40         In December 2008, the FASB issued FSP FAS 132(R)-1, Employer’s Disclosures about Postretirement Benefit Plan Assets (“FSP FAS 132(R)-1”).  The FSP requires enhanced disclosures about plan assets currently required by SFAS No. 132 (revised 2003), Employer’s Disclosures about Pensions and Other Postretirement Benefits.  FSP FAS 132(R)-1 requires more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009, and early adoption is permitted. We are currently assessing the impact of this FSP on our financial statement disclosures

Recently Adopted Accounting Standards

2.41         In September 2006, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 establishes a common definition for fair value to be applied to US GAAP requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for financial assets and financial liabilities for fiscal years beginning after November 15, 2007. Issued in February 2008, FSP 157-1 “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” removed leasing transactions accounted for under Statement 13 and related guidance from the scope of SFAS No. 157. FSP 157-2 “Partial Deferral of the Effective Date of Statement 157” (“FSP 157-2”),

deferred the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008.

The implementation of SFAS No. 157 for financial assets and financial liabilities, effective January 1, 2008, did not have a material impact on the Company’s consolidated financial position and results of operations. The Company is currently assessing the impact of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities on its consolidated financial position and results of operations.

SFAS No. 157, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS No. 157 classifies the inputs used to measure fair value into the following hierarchy:

Level 1: Unadjusted quoted market prices in active market.

Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities or

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

2              Summary of significant accounting policies (Continued)

Recently Adopted Accounting Standards (Continued)

Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or

Inputs other than quoted prices that are observable for the asset or liability.

Level 3: Unobservable inputs used for measuring the assets or liability.

In accordance with SFAS 157 the following table sets out the Company’s fair value hierarchy for its financial assets (Investments and Derivative instruments) measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3
Assets :
Liquid mutual funds	—	$152,904,732	—
Fixed maturity plan	—	$90,550,521	—
Other investments	2,024,878	—	49,638
Liabilities :
Foreign currency exchange derivatives	—	$38,417,603	—

Investment categorized as Level 3 at January 1, 2008 consisted principally of investment in unquoted equity securities at cost of $ 750,000. An impairment loss of $706,277 has been recognised during the year. There have been no sales during the year in this category.

2.42         In February 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities”. Under SFAS 159, companies may elect to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 was effective for the Company beginning in the first quarter of fiscal 2008. The Company has not elected to use fair value measurements under SFAS No.159 with respect to any eligible instruments.

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

3            Acquisitions

3.1          Acquisition of business and assets of Logan-Orviss International Associates BV (‘LOI’)

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

This transaction has been accounted using the purchase method as required by SFAS No. 141 “Business Combinations”. The purchase price has been allocated to the acquired assets as per management’s estimates and independent valuation of fair values as summarized below:

Intangible assets
- Customer contracts and non contractual customer relationships	1,370,000
- Intellectual property rights	790,000	2,160,000
Goodwill		6,453,938
Total purchase price		$8,613,938

Goodwill generated from the above acquisition was allocated to “Communications, Media and Entertainment” segment.

Further, as a part of the business acquisition, the Company initiated an incentive plan linked to revenues for certain specific employees. Management estimates that incentive payments under this plan will not exceed $13,080,000 but be paid through June 2010. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognized as compensation for post acquisition services. Accordingly, $22,664 and $222,690 have been recorded as Cost of revenues and Selling, General and Administrative expenses respectively for the year ended December 31, 2007. During the current year based on the assessment of revenue targets achieved for the year ended June 30, 2008, $117,108 has been recorded as Selling, general and administrative expenses for these employees.  Further, based on the assessment of revenue targets to be achieved for the year ended June 30, 2009, an additional amount of $62,510 has been recorded as Selling, general and administrative expenses for these employees for the year ended December 31, 2008.

3.2          Acquisition of Taratec Development Corporation (Taratec)

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

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

3                                         Acquisitions (Continued)

3.2                               Acquisition of Taratec Development Corporation (Taratec) (Continued)

The Company has followed the consensus reached in EITF 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” and accordingly, will record the contingent payments, other than payments to certain employees under the incentive plan described below, as goodwill in the periods in which the contingency is resolved.

Further, as a part of the acquisition, the Company initiated an incentive plan linked to revenues and margins, for certain specific employees of Taratec and Patni. The incentive payments under this plan will not exceed $3,500,000 through June 2010. Since, the incentive payments are linked to continuing employment; the payments under the plan are recognized as compensation for post acquisition services. Accordingly, $156,974 and $17,867 have been recorded as Cost of revenues and Selling, General and Administrative expenses, respectively for the year ended December 31, 2007. Based on the assessment of revenue targets achieved for the year ended June 30, 2008 and to be achieved for the year ended June 30, 2009 management has concluded that no amount is required to be accrued as compensation cost for these employees for the year ended December 31, 2008.

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

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

4            Cash and Cash Equivalents

Cash and cash equivalents held by the Company account wise are as follows:

As of December 31,	2007	2008
Money In Transit	$326,249	$982,398
Bank Accounts	31,928,493	58,033,967
Term Deposits	208,160	1,026,777
Cash in Hand	163,077	95,315
Total	$32,625,979	$60,138,457

Cash and cash equivalents as of December 31, 2007 and December 31, 2008 include restricted cash balance of $ 8,672 and $ 9,755 respectively. Restrictions are primarily on account of unclaimed dividends.

The following table sets out the break-up of cash and cash equivalents held in banks:

As of December 31,	2007	2008

Money in Transit	$326,249	$982,398

Bank Accounts
Bank of Tokyo, Japan	1,791,386	1,270,163
Bank of Boston, USA	203,975	6,225,554
ANZ Bank, Australia	665,518	1,052,805
ABN Amro Bank N.V, India	2,270	1,780,079
Citibank N.A., India	119,364	1,317,536
Handelsbanken, Finland	—	2,038,103
Bank of America, USA	8,647,770	25,579,070
Natwest Bank, UK	971,874	1,282,157
Citibank EEFC accounts, India	3,821,592	3,423,021
ICICI EEFC Bank account, India	1,250,393	261,597
Standard Chartered Bank -EEFC accounts, India	5,964,539	1,231,418
Standard Bank of S Africa, South Africa	804,677	1,840,823
Commerce Bank, USA	1,349,800	1,637,792
Others *	6,335,335	9,093,849
Total	31,928,493	58,033,967

Term Deposits
Merrill Lynch, USA	208,160	1,136
Yes Bank, India	—	1,025,641
Total	208,160	1,026,777

Cash in Hand	163,077	95,315

Cash and Cash Equivalents	$32,625,979	$60,138,457

* Others includes bank balances in various accounts with banks spread across various locations in which the Company held balances of less than $1 million individually.

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

5                                         Investments

5.1                                 Investment securities consist of the following:

	As of December 31, 2007
	Cost of Purchase	Gross unrealized holding gains	Gross unrealised holding losses	Fair value

Available for sale:
Mutual Fund Units:
- Liquid	$136,918,416	$1,446,308	$(10,226)	$138,354,498
- Fixed Maturity	135,584,588	7,475,568	—	143,060,156
Other Investments	16,311,529	—	—	16,311,529
Amount reported as investments — current	288,814,533	$8,921,876	$(10,226)	$297,726,183
Held to maturity:
Bonds	$3,425,527
Amount reported as investments- non current	3,425,527

	As of December 31, 2008
	Cost of Purchase	Gross unrealized holding gains	Gross unrealised holding losses	Fair value

Available for sale:
Mutual Fund Units:
- Liquid	$151,126,457	$1,788,582	$(10,307)	$152,904,732
- Fixed Maturity	85,569,637	4,980,890	(6)	90,550,521
Other Investments	2,008,240	66,276	—	2,074,516
Amount reported as investments- current	$238,704,334	$6,835,748	$(10,313)	$245,529,769
Held to maturity:
Bonds	$2,769,231
Amount reported as investments- non current	$2,769,231

5.2                                 Dividends from securities available for sale and gross realized gains and losses on sale of securities available for sale are as follows:

For the years ended	December 31, 2006	December 31, 2007	December 31, 2008
Dividends from securities available for sale	$5,941,888	9,946,965	11,510,937
Gross realised gains on sale of securities available for sale	1,963,728	6,399,319	10,477,436
Gross realised losses on sale of securities available for sale	284,631	31,861	745,788

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

5                                         Investments (Continued)

5.3                                 Maturity of investment securities classified as available-for-sale and held-to-maturity are as follows as of December 31, 2008:

	Cost of Purchase	Fair Value
Available for Sale:
Mutual Fund Units (Fixed Maturity)
- Within one year	85,569,637	90,550,521
- Due after one year through five years	—	—
	$85,569,637	$90,550,521
Held to Maturity :
Bond - Due after one year through five years	2,769,231
	$2,769,231

5.4                                 Investment securities are held in the following mutual fund and other investment schemes:

As of December, 31	2007	2008

Available for Sale Securities
ICICI Prudential Mutual Fund	$20,770,271	$42,692,251
Reliance Mutual Fund	22,474,708	34,918,630
Birla Sunlife Mutual Fund	43,635,932	32,007,002
Tata Mutual Fund	32,967,629	30,461,581
Kotak Mutual Fund	31,330,938	25,128,363
IDFC Mutual Fund	14,454,867	18,441,673
JM Financial Mutual Fund	19,365,426	13,991,066
DSP BlackRock Mutual Fund	6,862,877	12,123,623
Deutsche Mutual Fund	10,815,141	7,952,685
Lotus India Mutual Fund	363,887	7,237,046
Franklin Templeton Mutual Fund	15,665,028	6,158,668
Fortis Mutual Fund	18,286,760	5,739,249
HSBC Mutual Fund	11,803,353	3,956,269
HDFC Mutual Fund	3,004,292	2,647,146
Canara Bank CD	—	2,024,876
Global Treasury Fund	10,486,529	5,918
ING Vysya Mutual Fund	7,634,611	—
Principal Mutual Fund	11,767,823	—
UTI Mutual Fund	10,211,111	—
Others	5,825,000	43,723
Total	297,726,183	245,529,769

Held to Maturity
NABARD Capital Gains Bonds	3,425,527	2,769,231
Total	3,425,527	2,769,231

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

6                                        Accounts receivable

6.1                                Accounts receivable consist of the following:

As of December 31,	2007	2008

Receivables	$138,699,173	$114,736,385
Less: Allowances for doubtful accounts	(2,327,490)	(2,922,642)

	$136,371,683	$111,813,743

6.2                                The activity in the allowance for doubtful accounts receivable for the years ended December 31, 2006, 2007 and 2008 is as follows

As of December 31,	2006	2007	2008

Allowance for doubtful accounts as of the beginning of the year	$2,495,219	$3,105,764	$2,327,490
Additional provision (net of recoveries) made during the year	1,147,109	1,050,245	1,561,630
Accounts receivable written off against the allowance during the year	(536,564)	(1,828,519)	(966,478)

Allowance for doubtful accounts as of the end of the year	$3,105,764	$2,327,490	$2,922,642

7                                        Costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on uncompleted contracts

As of December 31,	2007	2008

Cost incurred on uncompleted contracts	$37,932,876	$62,885,237
Estimated earnings	33,967,584	38,889,183
	71,900,460	101,774,420
Less: Billings to date	(43,038,314)	(77,111,436)
	$28,862,146	$24,662,984
Included in the accompanying balance sheet under the following captions:
Costs and estimated earnings in excess of billings on uncompleted contracts	32,417,391	30,663,367
Billings in excess of costs and estimated earnings on uncompleted contracts	(3,555,245)	(6,000,383)
	$28,862,146	$24,662,984

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

8                                        Other assets

Other assets consist of the following:

As of December 31,	2007	2008

Advances to vendors	$1,969,206	$1,317,240
Refundable security deposit	7,907,629	6,457,639
Deferred of cost in respect of revenue arrangements	3,303,564	1,689,331
Due from employees	3,356,975	1,646,155
Derivative contracts	13,292,568	75,424
Leasehold Land	17,225,046	13,833,378
Deposit with tax authorities	6,829,927	—
Others	1,191,310	1,872,641
	$55,076,225	$26,891,808
Less : Other current assets
Advances to vendors	(1,969,206)	(1,317,240)
Refundable security deposit	(2,403,420)	(353,433)
Deferred of cost in respect of revenue arrangements	(3,303,564)	(1,689,331)
Due from employees	(3,181,259)	(1,626,875)
Derivative contracts	(11,721,845)	(75,424)
Deposit with tax authorities	(6,829,927)	—
Others	(1,191,310)	(1,872,641)
	(30,600,531)	(6,934,944)
Other assets	$24,475,694	$19,956,864

9             Property, plant and equipment

9.1                                Property, plant and equipment consists of the following:

As of December 31,	2007	2008

Land	$4,339	$3,508
Building	56,168,539	56,885,137
Leasehold improvements	7,833,303	6,960,380
Computer – Hardware and other service equipment	55,676,933	49,981,070
Computer – Software	29,953,484	28,665,685
Furniture and fixtures	20,818,460	19,153,158
Other equipment	41,844,783	38,046,505
Vehicles	2,133,390	1,579,933
Asset held for sale	3,421,179	—
Capital work-in-progress	36,962,152	39,515,267
Capital advances	18,271,144	11,759,987
	273,087,706	252,550,630
Less: Accumulated depreciation and amortization	(102,060,924)	(101,620,303)
	$171,026,782	$150,930,327

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

9                                        Property, plant and equipment (continued)

9.2                                Depreciation and amortization on property, plant and equipment and amortization of computer software included in depreciation and amortization of property, plant and equipment is as follows:

For the years ended	December 31, 2006	December 31, 2007	December 31, 2008
Depreciation and amoritization	$18,605,047	22,965,130	23,254,443
Amortization of computer software	4,437,291	4,796,933	4,432,496

Unamortized computer software cost as at December 31, 2007 and 2008 amounted to $6,065,303, and $ 5,071,501 respectively.

10                                 Goodwill and intangible assets

10.1                          Intangible assets as at December 31, 2007 and 2008 consist of the following:

As of December 31,	2007	2008
Customer related intangibles	$14,037,795	$14,037,795
Technology related intangibles	497,879	497,879
Intellectual property rights	21,448,600	21,448,600
Foreign currency translation adjustment	(28,356)	(378,795)
	35,955,918	35,605,479
Less: Accumulated amortization	(4,074,782)	(8,532,311)
	$31,881,136	$27,073,168

During the year ended December 31, 2007, Patni through its wholly owned subsidiary, Patni USA, acquired from one of its major customers, the worldwide rights for software Proprietary Intellectual Property Rights (“IPR”) that enables communication service providers to offer customer management, retail point-of-sale and billing services for a variety of products and services. Cost of acquisition of the IPR amounting to $20,368,600 has been capitalized as an intangible asset and is being amortized over a period of ten years. The Company intends to use this intellectual property for the purposes of software licensing, provision of reusable IP-led IT services, managed services and provision of hosted or software-as-a-service solutions. A royalty of 5% is payable to seller on such sales.

10.2                          Amortization for the years ended December 31, 2006, 2007 and 2008 amounted to $968,501, $2,087,930 and $4,457,529 respectively. The estimated amortization for the intangible assets, for the next five years will be as follows:

	2009	2010	2011	2012	2013
Amortization	4,207,984	3,861,295	3,380,405	3,241,855	3,150,936

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

10                                 Goodwill and intangible assets (Continued)

10.3                          The movement in goodwill balance is given below:

	December 31, 2007	December 31, 2008

Balance at beginning of the year	$39,831,664	$66,713,170

Add: Additional goodwill arising on account of contingent consideration for Patni Telecom	12,402,039	—
Add: Goodwill on business acquisition	14,712,296	—
Less: Tax benefit on incentive stock option of Patni Telecom	(235,057)	—
Add: Tax paid upon final settlement with tax authority pertaining to pre-acquisition period	—	350,310
Add: Exchange Difference	2,228	(1,754,435)
Balance at end of the year	$66,713,170	$65,309,045

Goodwill as of December 31, 2007 and December 31, 2008 includes $ 6,453,938 and $ 4,701,731 respectively which is deductible for tax purposes as per local taxation laws in the United Kingdom.

10.4                          Goodwill as of December 31, 2007 and 2008 has been allocated to the following reportable segments:

Segment	December 31, 2007	December 31, 2008
Financial services	$2,594,374	$2,594,374
Communication, Media and Entertainment	55,860,438	54,456,313
Manufacturing Services	8,258,358	8,258,358
Total	$66,713,170	$65,309,045

11                                 Change in estimate

11.1                          During 2006, the Company reached a settlement with the Internal Revenue Service (the “IRS”) relating to its tax returns of its U.S. operations (Patni USA and its US branch) for fiscal years 2001 and 2002. The settlement addressed transfer pricing, branch tax matters and payroll taxes. The Company was unable to substantiate to the IRS that returns pertaining to its U.S. branch for the years ended March 31, 2002 and 2003 were filed within 18 months from the respective due dates and hence were deemed as delinquent returns by the IRS. Accordingly, the IRS disallowed all of the deductions on the branch income tax returns and assessed additional income tax obligations of U.S. $15.2 million. Delinquent tax returns were treated as errors in computation of income taxes for the years in which such tax returns were due for filing under the IRS rules and the Company restated its 2003 and 2004 financial statements for such errors.

The Company reviewed the adequacy of the previously established tax exposure reserves with respect to prior years in July 2006 in light of certain positions taken by the IRS during the settlement for 2001 and 2002 and based on such positions, the Company revised its estimate for tax exposure relating to various income tax matters along with related adjustments to accrued interest. The IRS settlement for 2001 and 2002 also covered payroll tax matters for which a provision had previously been established. The settlement resulted in a liability that was less than the amount previously provided for, in part due to the liability being offset by an increase in income tax liability during settlement. As a result, the Company

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

11                                 Change in estimate (continued)

reduced its accrual for payroll taxes exposure during 2006 with a consequential reversal of the related deferred tax asset.

These revisions to the established tax exposure reserves represented a revision to previous reserve estimates, and accordingly, such amounts have been recorded as part of the consolidated statement of income for the Company’s fiscal year ended December 31, 2006 as a change in estimate as follows:

Reduction of accrual for payroll taxes (1)	$(9,041,958)
Increase in interest expense	2,600,608
Increase in other expense (2)	(3,743,032)
Increase in income taxes current	26,928,920
Increase in income taxes deferred	3,421,312
$20,165,850

(1) Included under cost of revenues

(2) Included under other income/expense

The respective annual amounts with respect to the above amount are shown in the table provided below:

2001	2002	2003	2004	2005	Total
$(1,248,987)	$(372,881)	$2,572,523	$10,862,317	$8,352,878	$20,165,850

11.2                          During the year ended December 31, 2008, the US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni Americas Inc. and for the years ended March 31, 2003, 2004 and 2005 of the US branch of the Company. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for the latter years based on the experience gained from the tax examination and accordingly, the following amounts have been included in the income statement for the fiscal year ended December 31, 2008 as a change in estimate:

Reduction of accrual for payroll taxes (1)	$(2,769,567)
Reduction in interest expenses (2)	(6,497,329)
Increase in interest expense	560,507
Reduction in other expense (3)	(1,092,687)
Reduction in income taxes - current	(12,496,744)
Increase in income taxes - deferred	4,112,604
$(18,183,216)

(1)                      Included under cost of revenues

(2)                      Included under Interest expense reversed

(3)                      Included under other income/expense

12                                 Accrued expenses consist of the following:

As of December 31,	2007	2008
Employee costs	$31,718,079	$32,214,120
Subcontractor accruals	5,553,123	5,502,961
Professional fees payable	2,786,817	2,432,067
Others	15,021,905	16,017,949
	$55,079,924	$56,167,097

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

13                                 Other liabilities

Other liabilities consist of the following:

As of December 31,	2007	2008
Deferred revenue	$4,188,096	$3,387,715
Provision for leave pay obligation	15,440,999	15,975,135
Provision for retirement benefits	9,922,971	9,930,835
Capital expenditure payable	6,715,195	1,596,090
Provision for payroll tax matters	6,481,233	1,520,559
Interest on corporate taxes and other related expenses	8,633,630	2,337,601
Advance from customers	1,237,237	1,335,869
Derivative liabilities	—	38,493,027
Others	7,030,853	9,598,934
	$59,650,214	$84,175,765
Less : Other Current liabilities
Deferred revenue	(4,188,096)	(3,387,715)
Provision for leave encashment	(15,440,999)	(15,975,135)
Provision for retirement benefits	(164,127)	(178,808)
Capital expenditure payable	(6,715,195)	(1,596,090)
Advance from customers	(1,237,237)	(1,335,869)
Derivative liabilities	—	(27,695,752)
Others	(6,541,601)	(9,520,095)
	(34,287,255)	(59,689,464)
Other Liabilities	$25,362,959	$24,486,301

14                                 Leases

14.1                          Patni acquires certain vehicles under capital lease for a non-cancelable period of 4 years. The gross amount recorded in property, plant and equipment for such capital leases and the related accumulated depreciation amounted to $1,375,858 and $757,413 as at December 31, 2007 and $ 896,255 and $539,392 as at December 31, 2008 respectively. The depreciation expense in respect of these assets aggregated $264,623, $347,542 and $ 326,267 for the years ended December 31, 2006, 2007 and 2008, respectively.

14.2                          Patni USA has operating lease agreements, primarily for leasing office space, that expire over the next 1-6 years. These leases generally require Patni USA to pay certain executory costs such as taxes, maintenance and insurance. Patni UK has operating lease agreement, for leasing office space, that expire over the next 10 years.

14.3                          Patni has operating lease agreements, primarily for leasing office and residential premises. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any. Some leases contain a clause for renewal of the lease agreements. Some leases provide for annual renewal of the lease payments.

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

14           Leases (continued)

14.4         Patni Telecom and its subsidiaries have operating leases for office space that expire over the next 1-3 years. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 180 days, after the initial lock-in period, if any.

14.5         Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future capital lease payments as of December 31, 2008 are as follows:

	Capital lease	Operating lease
2009	$193,394	$9,896,762
2010	118,666	6,627,546
2011	69,558	3,587,956
2012	9,816	1,736,155
beyond 2012	—	4,606,885
Total minimum lease payments	391,434	$26,455,304
Less: Amount representing interest	(31,479)
Present value of net minimum capital lease payments	359,955
Less: Current installments of obligations under capital leases	(175,741)
Obligations under capital leases, excluding current installments	$184,214

14.6         Rental expense for all operating leases for the years ended December 31, 2006, 2007 and 2008 was $12,510,436, $14,291,084 and $ 14,777,332 respectively.

15         Derivatives financial instruments

15.1         The Company frequently enters into foreign currency forward and option contracts to hedge inter company and end customer receivables, both anticipated and firm commitments. These contracts are entered to mitigate foreign currency risk caused by changes in exchange rates and are used to hedge these inter company and end customer receivables. At December 31, 2008, the Company’s foreign currency contracts mature within one to fifty three months.

Since there is a direct relationship between the forward contracts and the currency denomination of the underlying transaction, the forward contracts are highly effective in hedging the cash flows of the Company’s inter company and end customer receivables. These forward contracts also meet the criteria for cash flow hedge accounting treatment and, accordingly, part of revaluation gains or losses on these forward contracts are included in other comprehensive income (loss) and are recognized in the consolidated statement of income based on occurrence of the underlying transaction.

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

For range forward contracts and contracts maturing beyond 18 month period and designated against forecasted transactions, the hedge effectiveness is assessed based on overall changes in fair value, and the revaluation gains and losses are recognised in Other Comprehensive Income, being effective hedges. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company, prospectively, discontinues hedge accounting with respect to that derivative.

At December 31, 2008, the Company had $ 30,012,023 of net losses related to cash flow hedges included in Accumulated Other Comprehensive Income. At December 31, 2008 $21,416,746 of these losses on derivative instruments accumulated in Other Comprehensive Income are expected to be reclassified to earnings during the

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

15         Derivatives financial instruments (continued)

next 12 months. There were no cash flow hedges which were discontinued during the year because of non-occurrence of forecasted transaction.

15.2         The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	Currency	December 31, 2007		December 31, 2008
Forward contracts, sell	USD		$165,170,000		$285,436,000
Forward contracts, sell	JPY	JPY	481,580,000	JPY	400,000,000
Forward contracts, sell	AUD		—	AUD	1,000,000
Forward contracts, sell	GBP		—		£1,500,000
Forward contracts, sell	EURO		€4,000,000		—
Foreign currency written options, sell	GBP		—		£900,000
Foreign currency written options, sell	EURO		€5,000,000		€1,600,000
Foreign currency written options, sell	JPY		—		150,000,000
Foreign currency purchased options, sell	USD		$81,500,000		$27,000,000
Foreign currency written options, net sell	USD		$2,500,000		$21,000,000
Foreign currency purchased options, net sell	USD		—		$61,250,000

16           Shareholders’ equity

Common shares

16.1         The Company has only one class of equity shares. For all matters submitted to vote in the shareholders’ meeting, every holder of equity shares (except holders of American Depository Shares - ADSs), as reflected in the records of the Company shall have one vote in respect of each share held. In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company after such discharge shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

16.2         In December 2005, pursuant to an Initial Public Offering of American Depositary Shares, the Company issued 6,156,250 ADSs (12,312,500 common shares) for a net proceeds of $117,021,852 (after adjusting for direct expenses relating to ADSs of $8,196,274). The common shares represented by the ADSs are similar to other common shares except for voting rights. Under the depository agreement, the depository of ADSs shall vote as directed by the Board of Directors of the Company.

16.3         In February 2008, the Board of Directors of the Company approved a proposal to repurchase fully paid equity shares upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 2,370,000,000. The buyback proposal had been approved in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Indian Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (“Buy Back Regulations”), for which necessary public announcements were made on 2 April 2008.

The Company commenced the repurchase of shares on July 10, 2008. Subsequent to the share repurchase, such shares are required to be extinguished as per the requirements of Section 77A of the Companies Act, 1956.

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

16           Shareholders’ equity (continued)

16.4         During the year ended December 31, 2008, the Company repurchased a total of 10,957,082 equity shares through the Bombay Stock Exchange and the National Stock Exchange for an aggregate consideration of Rs. 2,370,000,000 ($53,062,342) being 100% of the amount authorised for buy back. Subsequently, the Company extinguished such equity shares.

16.5         Retained earnings includes profits aggregating Rs. 21,914,164 ($449,521) set aside as Capital Redemption Reserve as required by the Indian Companies Act, 1956 pursuant to the repurchase which can be utilised only for the purpose of issuing fully paid bonus shares of the Company.

16.6         Retained earnings as of December 31, 2007 and 2008 include profits aggregating $5,221,083 and $7,949,095, respectively which are not distributable as dividends under Indian Companies Act, 1956 (Companies Act).

Retained earnings and dividends

16.7         The ability of Patni to declare and pay dividend under the Companies Act, is determined by its distributable profits as shown by its statutory accounts prepared in accordance with Indian GAAP. When Patni wishes to declare dividends, it is required as per the Companies Act, to transfer upto 10% of its net income (after the deduction of any accumulated deficit) computed in accordance with Companies Act to a general reserve before a dividend can be declared. Also, Indian law on foreign exchange governs the remittance of dividends outside India.

16.8         At December 31, 2007 the currency translation adjustment gain included in other comprehensive income amounted to $69,189,515. At December 31, 2008 the currency translation adjustment loss included in other comprehensive income amounted to $50,737,505.

17           Employee stock compensation plans

17.1         On June 30 2003, Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Company is authorized to issue up to 11,142,085 equity shares to eligible employees.  Employees covered by the Plan are granted an option, which may be based on service or performance criteria, to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner over four years with 25% of the options vesting at the end of each year and expire at the end of 5 years from the date of vesting. A compensation committee constituted by the Board of Directors of the Company administers the plan. The plan has been amended to enable the Company to issue up to 2,000,000 ADR linked options (wherein one ADR linked option is equal to two equity shares) to the employees of the Company as well as its subsidiaries and hence “Patni ESOP 2003- Revised 2006” came into force with effect from June 21, 2006.

The Company issued 200,000 Performance Linked options in May 2006 to certain Senior Management Personnel under the “Patni ESOP 2003-Revised 2006” Plan wherein vesting of options is dependent on achieving certain performance targets. Vesting is triggered on achievement of the targets, but no lesser than 12 months after grant of options. As at 31st December 2007, 70,000 out of such options vested. Compensation cost is recognised on a cumulative catch up basis based on the assessment of probability of performance criteria being achieved.

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

17         Employee stock compensation plans (Continued)

On April 29, 2008, the Board of Directors of the Company approved the proposal to modify  the option terms of “Patni ESOP 2003- Revised 2006” plan by reducing the number of options granted as well as the exercise price to Rs. 2/- per share. This proposal required the approval of the shareholders through a special resolution in the Annual General Meeting of the Company. Shareholders approved the modification at the Annual General Meeting held on June 26, 2008 enabling the management to modify the terms of “Patni ESOP 2003- Revised 2006 plan”. The modification was deferred initially to comply with the Indian stock exchange regulations which prohibited such modifications during the time when a share buy-back offer was in effect. The plan to modify the terms was eventually scrapped due to prevailing market conditions.

17.2         The weighted average grant date fair values of options granted during the year ended December 31, 2007 was $ 3.58 for equity linked options and $ 4.39 for ADR linked options. The weighted average grant date fair values of options granted during the year ended December 31, 2008 was $2.29 for equity linked options and $6.51 for ADR linked options.

17.3         Stock options activity under the plan is as follows:

	Year ended December 31, 2007
	Exercise price	Shares arising out of options	Weighted average remaining contractual life (months)
Outstanding at the beginning of the year	$3.16	1,242,966	56
	$5.51-$7.35	2,420,927	65
	$8.37-$10.93	2,460,860	81

Granted during the year (including 154,000 ADR linked options)	$7.55 - 11.18	425,000	90

Forfeited during the year	$3.16	(65,075)	—
	$5.51 - $7.35	(194,579)	—
	$8.71-$11.18	(416,363)	—

Exercised during the year	$3.16	(594,065)	—
	$5.51-$7.35	(140,479)	—
	$8.71 - 10.25	(3,442)	—

Outstanding at the end of the year	$3.16	583,826	47
	$5.51-$7.35	2,085,869	53
	$7.55 - 11.18	2,466,055	71

Exercisable at the end of the year	$3.16	583,826	47
	$5.51-$7.35	1,474,250	46
	$8.37-$10.93	706,655	53

Vested and expected to vest	$3.16	563,871	52
	$5.51-$7.35	2,055,503	53
	$7.55 - 11.18	2,389,906	70

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

17           Employee stock compensation plans (Continued)

	Year ended December 31, 2008
	Exercise price	Shares arising out of options	Weighted average remaining contractual life (months)
Outstanding at the beginning of the year	$3.16	583,826	47
	$5.51-$7.35	2,085,869	53
	$7.55-$11.18	2,466,055	71

Granted during the year (including 152,950 ADR linked options)	$0.04	596,000	90
	$2.25	350,000	90
	$7.55-$11.18	962,900	90

Forfeited during the year	$3.16	(16,051)	—
	$5.51-$7.35	(115,593)	—
	$7.55-$11.18	(569,929)	—

Exercised during the year	$3.16	(42,250)	—

Outstanding at the end of the year	$0.04	596,000	89
	$2.25	350,000	89
	$3.16	525,525	35
	$5.51-$7.35	1,970,276	41
	$7.55-$11.18	2,859,026	59

Exercisable at the end of the year	$3.16	525,525	35
	$5.51-$7.35	1,885,276	40
	$7.55-$10.93	1,261,219	37

Vested and expected to vest	$0.04	596,000	89
	$2.25	350,000	89
	$3.16	525,525	35
	$5.51-$7.35	1,970,276	41
	$7.55-$11.18	2,819,546	58

17.4         The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions for the equity linked options.

Year ended	December 31, 2007	December 31, 2008
Dividend yield	0.78%	0.68%-1.09%
Weighted average dividend yield	0.78%	0.93%
Expected life	3.5-6.5 years	3.5-6.5 years
Risk free interest rates	8.00% - 8.22%	7.10% - 7.37%
Volatility	32.84% - 42.32%	33.01% - 39.45%
Weighted Average Volatility	36.68%	37.35%

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

17           Employee stock compensation plans (Continued)

17.5         The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions for ADR linked options.

Year ended	December 31, 2007	December 31, 2008
Dividend yield	0.65% - 0.79%	0.68%
Weighted average dividend yield	0.76%	0.68%
Expected life	3.5-6.5 years	3.5-6.5years
Risk free interest rates	4.25%-4.75%	3.04%-3.51%
Volatility	34.32% - 44.07%	41.36%-44.76%
Weighted average volatility	39%	43%

17.6         The aggregate intrinsic value of options exercised and fair value of options vested is as follows:

As of	December 31, 2006	December 31, 2007	December 31, 2008
Intrinsic value of options exercised	$2,420,290	$4,160,153	$119,815
Fair value of options vested	2,534,827	4,850,500	5,267,840

17.7         The intrinsic value of options outstanding, exercisable, vested and expected to vest is as follows:

As of	December 31, 2007	December 31, 2008
Options outstanding	$2,984,374	$1,681,499
Options exercisable	2,885,587	—
Options vested and expected to vest	2,954,874	$1,681,499

17.8         The compensation expense recognized as cost of revenues and selling, general and administrative expense is as follows:

	December 31, 2006	December 31, 2007	December 31, 2008
Cost of Revenues	$1,668,108	$1,832,101	$1,526,983
Selling, general and administrative expenses	2,315,963	2,841,180	2,370,227

17.9         The method used to estimate the expected term of the instruments in the option valuation model is the ‘Simplified Method’ as per SAB 107.

17.10       As on December 31, 2008 the total compensation cost related to non-vested awards not yet recognized is $ 4,169,514 and the weighted average period over which it is expected to be recognized is 25 months.

17.11       Effective April 1, 2007, an amendment has been made to Indian Income Tax Act 1961 subjecting specified securities allotted or transferred by an employer to its employees to a Fringe Benefit Tax (FBT). The liability to pay FBT by the employer arises at the time of allotment of the securities, consequent to exercise of the option by the employees and is calculated on the difference between the fair value of the underlying share on the date of vesting and the exercise price paid by the employee based on the corporate tax rate. The FBT arising from such allotment of securities is recovered by the Company from employees. Thus, it was considered appropriate to use the Binomial valuation model to compute the option value for options granted to employees in India as it produces an estimated fair value based on assumed changes in the prices of a financial instrument over

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

17           Employee stock compensation plans (Continued)

successive periods of time. During the year ended December 31, 2007 the Company had granted 425,000 options (including 154,000 ADR linked options) of which 53,000 options were valued using the Binomial Model.

The fair value of options granted after April 1, 2007 is estimated on the date of grant using the Binomial model with the following assumptions for equity linked options.

Year ended	December 31, 2007
Dividend yield	0.7%-0.8%
Expected life	3.5-6.5 years
Risk free interest rates	7.93% - 8.01%
Volatility	38.2% - 38.3%

18           Income Tax

18.1         Total income tax for the year ended December 2006, 2007 and 2008 were allocated as follows:

For the years ended December 31,	2006	2007	2008
Income from operations	$47,691,763	$21,783,963	$5,203,401
Shareholders’ equity, for
- unrealized holding gain/(loss) on investment securities	1,076,106	(424,845)	(257,690)
- unrealized losses on derivative instruments	—	—	(2,201,998)
- pension	(305,835)	118,638	107,142
- gratuity	(17,820)	(71,454)	88,655
- tax benefit arising on exercise of stock options	317,028	(442,165)	(16,121)
Goodwill and intangible assets	(340,366)	(235,057)	350,310
Total	$48,420,876	$20,729,081	$3,273,698

18.2         Income tax expense attributable to income from continuing operations consists of the following:

For the years ended December, 31,	2006	2007	2008
Current taxes
Domestic	$1,655,461	$9,186,360	$10,376,924
Foreign	41,691,833	22,727,637	4,042,442
	43,347,294	31,913,997	14,419,366
Deferred taxes
Domestic	(336,467)	(5,731,246)	(9,562,995)
Foreign	4,680,936	(4,398,789)	347,030
	4,344,470	(10,130,035)	(9,215,965)
Total	$47,691,763	$21,783,963	$5,203,401

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

18           Income Tax (Continued)

Pre-tax income from domestic and foreign operations is set out below:

For the years ended December 31,	2006	2007	2008
Pre-tax income
Domestic	$56,805,563	$94,707,850	$79,583,951
Foreign	50,136,970	41,051,607	27,040,695
Total	$106,942,533	$135,759,457	$106,624,646

18.3         The tax effect of temporary differences that give rise to significant portion of deferred tax assets and liabilities are presented below:

	2007	2008
Deferred tax assets:
Compensated absences, Accrued Incentives, Pension obligations, etc	$12,027,255	$13,007,057
Accounts receivable	673,881	577,542
Deferred revenue	431,829	183,890
Carry forward business and other losses	2,736,959	2,822,999
Payroll taxes and interest on payroll and corporate taxes	5,941,881	2,026,936
ESOP compensation costs	1,451,337	2,095,365
Others	—	107,091
Unrealized loss on derivatives	—	2,201,998
Billings in excess of costs and estimated earnings on uncompleted contracts	—	121,440
Mat Credit Entitlement (1)	7,209,533	12,962,034
Gross deferred assets	30,472,675	36,106,352
Less: Valuation allowance	(934,150)	—
Total deferred tax assets	$29,538,525	$36,106,352
Deferred tax liabilities:
Costs and estimated earnings in excess of billings on uncompleted contracts	(1,512,757)	—
Property, plant and equipment	(2,862,844)	(1,124,579)
Undistributed earnings of US branch	(1,806,178)	(3,517,525)
Unrealised gain on available for sale securities	(1,078,481)	(847,410)
Intangible assets	(3,839,354)	(2,877,255)
Tax deduction available for notional interest deduction	(499,851)	(499,851)
Tax deductible Goodwill	(195,190)	(477,296)
Others	(191,514)	—
Total deferred tax liabilities	(11,986,169)	(9,343,916)
Net Deferred tax assets	$17,552,356	$26,762,436
Classified as
Deferred tax assets
Current	$6,879,161	$9,796,021
Non current	12,479,374	19,825,211
Deferred tax liabilities
Current	—	—
Non current	1,806,178	2,858,796
Net Deferred tax assets	$17,552,356	$26,762,436

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

18	Income Tax (Continued)

(1)Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under section 10A; consequently, the Company have calculated the tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT during fiscal 2006, 2007 and 2008, accordingly, a deferred tax asset of $117,641, $5,710,616 and $7,133,776 has been recognized during fiscal year December 31, 2006, 2007 and 2008 respectively, which can be carried forward for a period of 7 years.

18.4

In assessing the realisability of deferred tax assets, management considers whether it is more likely than not, that some portion, or all, of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences and loss carryforwards are deductible. Management considers the reversal of taxable temporary differences, the projected future taxable income, tax planning strategies and impact of tax exemptions currently available to the company, in making this assessment. Based on the level of expected taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not, the Company will realise the benefits of those deductible differences, net of existing valuation allowances. Taxable income for the years 2006, 2007 and 2008 aggregated $29,143,691, $ 34,905,541 and $35,969,214 respectively.

The operating loss of the subsidiary in the UK amounting to $2,726,720 can be carried forward for an indefinite period and the operating loss of the subsidiary in the US amounting to $4,605,143 will expire at various dates through December 31, 2028.

18.5

Deferred tax liability in respect of undistributed earnings of Patni’s foreign subsidiaries as of 2006, 2007 and 2008 aggregating $4,688,485, $4,732,486 and $6,111,412 respectively has not been recognised in the financial statements, as such earnings are considered to be indefinitely re-invested. As of December 31, 2008, the undistributed earnings of these subsidiaries were approximately $ 40,742,743.

18.6

The net change in valuation allowance in the year 2008 is mainly on account of reversal of valuation allowance recognized in prior years for deferred tax asset recorded on business loss carryforwards of Japan operation, aggregating to $ 501,719.

18.7

The reported income tax expense attributable to income from continuing operations differed from amounts computed by applying the enacted tax rate to income from continuing operations before income-taxes as a result of the following:

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

18           Income Tax (Continued)

	2006	2007	2008
Income before income taxes	$106,942,533	$135,759,457	$106,624,646
Weighted average enacted tax rate in India	33.66%	33.91%	33.99%
Computed expected income tax expense	$35,996,857	$46,032,638	$36,241,717
Effect of:
Income exempt from tax	(29,673,705)	(32,290,707)	(31,274,645)
Changes in valuation allowance	501,719	370,305	(501,719)
Non deductible expenses	5,767,090	792,881	2,837,440
US State taxes, net of federal tax benefit	1,698,868	1,407,693	761,085
Branch taxes	5,928,986	8,162,897	10,393,012
Foreign income taxed at different rates	(12,403)	194,339	921,930
Change in statutory tax rate on deferred taxes	—	(22,301)	—
Profit on sale of investments taxed at other than statutory rate	(571,740)	(2,047,266)	(3,076,104)
Change to prior year tax expense estimates	27,401,735	—	(12,496,744)
Others	654,356	(816,516)	1,397,430
Reported income tax expenses	$47,691,763	$21,783,963	$5,203,401

18.8         A substantial portion of profits of the group’s India operations is exempt from Indian income tax, being profit from undertakings situated at Software Technology Parks. Under the tax holiday, the tax payer can utilize exemption of profits from income taxes for a period of ten consecutive years. The Company has opted for this exemption for undertakings situated in Software Technology Parks and these exemptions expire on various dates between years 2005 and 2010. The aggregate effect on net income of the tax holiday and export incentive scheme were $25,304,980, $28,931,047 and $27,312,225 for 2006, 2007 and 2008 respectively. Further, the per share effect of this exemption on net income was $0.18, $0.20 and $0.20 for 2006, 2007 and 2008 respectively.

18.9         The Company and some of its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2005. The Internal Revenue Service (IRS) commenced an examination of the Company’s U.S. income tax returns for 2005 and 2006 in the last quarter of 2008.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the adoption of Interpretation 48, the Company recognized no increase/decrease in the tax liability. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2008	49,333,633
Additions based on tax positions related to the current year	9,076,827
Additions for tax positions of prior years	6,251,572
Reductions for tax positions of prior years	(19,049,718)
(Settlements)/Refund	1,211,383
Exchange Difference	(952,128)
Balance at December 31, 2008	45,871,569

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

18           Income Tax (Continued)

During the year ended December 31, 2008, the Company recognized $(5,448,920) in interest and penalties mainly on account of credit of $7,590,016 arising on account of settlement with IRS for years 2003 and 2004 for Patni Inc and for the years ended March 2003, 2004 and 2005 for US Branch.  As of December 31, 2008, the Company has $3,815,375 as accrued interest and penalties related to uncertain tax positions.

The Company conducts its business globally, and, as a result, the Company and some of its subsidiaries file income tax returns in India, the U.S., and various foreign jurisdictions.  The tax years ended March 31, 2000 to March 31, 2008 remain open to examination by the Indian tax authorities. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2005. The Internal Revenue Service (IRS) commenced an examination of the Company’s U.S. income tax returns for 2005 and 2006 in December 2008. The Company does not anticipate that total unrecognized tax benefits will change significantly due to the settlement of audits or the expiration of statute of limitations prior to December 31, 2009.

As of December 31, 2008, the Company had $42,696,468 of net unrecognized tax benefits arising out of tax positions which would affect the effective tax rate if recognized.

19         Retirement benefits to employees

Gratuity benefits

19.1       In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company.

19.2       Patni contributes each year to a gratuity fund based upon actuarial valuations performed by an actuary. The fund is administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the trust and comprise of approved debt and other securities and deposits with banks.

19.3         With regard to Patni India and Patni Telecom India’s (formerly known as Cymbal Information Services Pvt. Ltd.) Gratuity Plan, the following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheets. Measurement dates used to measure fair value of plan assets and benefit obligation is December 31.

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

19           Retirement benefits to employees (Continued)

At December 31,	2007	2008
Change in benefit obligation
Projected benefit obligation (“PBO”) at January 1,	$4,482,982	$6,308,260
Service cost	1,091,201	1,094,495
Interest cost	401,351	552,411
Translation loss/(gain)	621,133	(1,382,756)
Actuarial loss	493,318	(678,102)
Benefits paid	(781,725)	(582,006)
PBO at December 31,	6,308,260	5,312,302
Fair value of plan assets as at January 1,	5,308,811	5,798,553
Actual return on plan assets	322,368	468,515
Employer contributions	253,798	3,037
Benefits paid	(781,725)	(582,005)
Translation gain/(loss)	695,302	(1,110,944)
Plan assets as at December 31,	5,798,553	4,577,156
Funded status	(519,063)	(735,146)
Accumulated benefit obligation	4,309,009	4,132,787
Amounts recognized in the consolidated balance sheets consists of:
Prepaid benefit cost (included in ‘other assets’)
Provision for Gratuity (included in ‘other current liabilities’)	10,714	25,395
Provision for Gratuity (included in ‘other liabilities’)	508,349	709,751
	$519,063	$735,146

19.4         Key weighted average assumptions used to determine the benefit obligation were as follows:

	2007	2008
Discount rate	9.00%	9.00%

For the actuarial valuation at December 31, 2008 compensation levels have been assumed to increase at 8% per annum for the first three years, and 7% per annum thereafter. For the actuarial valuation at December 31, 2007 compensation levels have been assumed to increase at 15% per annum for the first year, 12.5% per annum for the next 3 years and 7% per annum thereafter.

The expected rate of return on assets in future is considered to be 7.5%. This is based on the expectation of the average long-term rate of return to prevail over the next 15 to 20 years on the type of investments prescribed as per the statutory pattern of investments.

19.5         The composition of plan assets is detailed below:

As of December 31,	2007	%	2008	%
Central Government Securities	$156,134	3%	$126,000	3%
Investment in Government Securities based funds	5,255,917	90%	3,364,745	73%
Public Sector/Financial Institutions/Bank bonds	386,502	7%	1,086,411	24%

Total	$5,798,553	100	$4,577,156	100

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

19           Retirement benefits to employees (Continued)

19.6         Net periodic gratuity cost included the following components:

Year ended December 31,	2006	2007	2008
Service cost	$982,652	$1,091,201	$1,094,495
Interest cost	329,613	401,351	552,411
Expected return on assets	(378,065)	(416,245)	(365,565)
Amortization	41,284	(920)	137,128
Net gratuity cost	$975,484	$1,075,387	$1,418,469

19.7         Key weighted average assumptions used to determine the net periodic gratuity cost were as follows:

	2006	2007	2008
Discount rate	8.00%	8.85%	9.00%
Expected return on assets	7.50%	7.50%	7.50%

For the actuarial valuation at December 31, 2008, 2007 and 2006, compensation levels have been assumed to increase at 15% per annum for the first year, 12.5% per annum for the next 3 years and 7% per annum thereafter.

19.8         Patni’s expected contribution to gratuity fund for the calendar year 2009 is $ 1,051,036.  The expected benefit payments for next ten years are as follows:

	2009	2010	2011	2012	2013	2014 - 18
Expected benefit payments	$1,419,323	$1,366,051	$1,452,000	$1,554,344	$1,549,477	$5,104,205

Pension benefits

19.9         Founder directors of Patni India and Executive director in employment with Patni USA are entitled to receive pension benefits upon retirement or on termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty five in respect of Founder directors of Patni India and seventy one in respect of Executive director in employment with Patni USA,  and is payable to the directors or the surviving spouse. The liabilities for these pension plans are actuarially determined and periodically recognized. These plans are not funded.

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

19           Retirement benefits to employees (Continued)

19.10       With regard to Patni India pension plans, the following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheet. Measurement dates used to measure benefit obligation is December 31 for each fiscal year.

At December 31,	2007	2008
Change in benefit obligation
PBO at January 1,	$1,909,302	$2,310,023
Service cost	71,175	—
Interest cost	181,987	181,491
Translation loss/(gain)	245,816	(446,918)
Actuarial loss/(gain)	(61,101)	18,133
Benefits paid	(37,156)	(140,042)
PBO at December 31,	2,310,023	1,922,687
Funded status	(2,310,023)	(1,922,687)
Accumulated benefit obligation	2,310,023	1,922,687

19.11       Key weighted average assumptions used to determine benefit obligation for Patni India pension plan were as follows:

	2007	2008
Discount rate	9.00%	9.00%
Increase in compensation levels	0%	0%

19.12       Net periodic pension cost of Patni India pension plan included the following components:

Year ended December 31,	2006	2007	2008
Service cost	$66,718	$71,175	—
Interest cost	148,860	181,987	181,491
Amortization	—	—	—
Net pension cost	$215,578	$253,162	$181,491

19.13       Key weighted average assumptions used to determine net periodic pension cost for the Patni India pension plan were as follows:

Year ended December 31,	2006	2007	2008
Discount rate	8%	8.85%	9.00%
Rate of compensation increase	10%	10%	0%

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

19           Retirement benefits to employees (Continued)

19.14       Patni’s expected contribution for the calendar year 2009 is $ 125,374. The expected benefit payments for next ten years are as follows:

	2009	2010	2011	2012	2013	2014 – 2018
Expected benefit payments	$125,374	$125,374	$125,374	$125,374	$125,374	$940,308

19.15       With regard to Patni USA pension plan, the following table sets forth the plan’s funded status and amounts recognised in the Company’s consolidated balance sheet. Measurement dates used to make up benefit obligation is December 31 for each fiscal year

At December 31,	2007	2008
Change in benefit obligation
PBO at January 1,	$6,071,754	$7,093,885
Service cost	191,148	200,000
Interest cost	327,036	318,000
Translation loss/(gain)	774,259	—
Actuarial loss/ (Gain)	(270,312)	(338,885)
PBO at December 31,	7,093,885	7,273,000
Funded status	(7,093,885)	(7,273,000)
Accumulated benefit obligation	$4,004,314	$4,516,000

19.16       Key weighted average assumptions used to determine benefit obligation for Patni USA pension plan were as follows:

	2007	2008
Discount rate	4.50%	4.50%
Increase in compensation levels	10%	10%

19.17       Net periodic pension cost of Patni USA pension plan included the following components:

Year ended December 31,	2006	2007	2008
Service cost	$171,332	$191,148	$200,000
Interest cost	284,566	327,036	318,000
Amortization	196,139	44,169	—
Net pension cost	$652,037	$562,353	$518,000

19.18       Key weighted average assumptions used to determine net periodic pension cost for the Patni USA pension plan were as follows:

Year ended December 31,	2006		2007		2008
Discount rate	5	% p.a	5	% p.a	4.5	% p.a
Rate of compensation increase	10	% p.a	10	% p.a	10	% p.a

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

19       Retirement benefits to employees (Continued)

19.19

Net periodic amount included in Other Comprehensive Income consisted of actuarial (gain)/Loss. Amount recognised in net periodic employee benefit costs from Other Comprehensive Income in the current year amount to $132,524, expected amortisation out of Other Comprehensive Income in 2009 is $Nil. At December 31, 2007 and 2008, $1,266,956 and $63,962 respectively of actuarial loss included in other comprehensive income which will be recognised in latter years as part of net periodic benefit cost.

Provident fund

19.20

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

19.21	Patni contributed $3,895,116, $ 4,145,932 and $ 4,251,292 to the Provident Fund Plan in 2006, 2007 and 2008 respectively.

20	Segment Information

20.1

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

20.2

Industry segments of the Company comprise financial services, insurance services, manufacturing companies, communications media and entertainment, technology services (comprising independent software vendors and product engineering) and others such as energy and utilities, retail, logistics and transportation. The Company evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Property, plant & equipment used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the property, plant & equipment and their services are used interchangeably between segments.

20.3

Until December 31, 2006, the Company reported Product Engineering Services (PES) and Independent Software Vendors (ISV) as separate industry segments. The PES business is primarily related to embedded technology services for products and the ISV unit provided the user interface for these products. Both these segments form part of technology services. Effective January 1, 2007, the Company has integrated these two business segments with the primary focus on the following synergies (i) demand for providing end-to-end solutions from product engineering clients. (ii) leveraging the domain skills and platform skills to provide end-to-end solutions. Segment data for 2006 have been reclassified to conform to current period presentation.

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

20	Segment Information (Continued)

20.4

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

20.5	Substantial portion of Patni’s long lived assets are located in India.

20.6	Based on the economic characteristics of the telecommunication business segment the company has renamed the segment as communications, media and entertainment.

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

20                                  Segment Information (Continued)

20.7                        Industry segments

Particulars	Financial services	Insurance	Manufacturing	Communication, Media & Entertainment	Product Engineering	Others	Total
	December 31, 2006
Revenues	$88,360,525	$134,513,555	$125,395,979	$109,204,432	$82,457,792	$38,918,599	$578,850,882
Accounts receivables, net	16,469,861	21,301,154	26,507,789	22,694,977	16,927,759	11,716,964	$115,618,504

Billings in excess of cost and estimated earnings on uncompleted contracts	(207,662)	(211,665)	(727,686)	(489,852)	(818,284)	(869,432)	$(3,324,581)
Advance from customers	(4,833)	(18,172)	(121,713)	—	(38,721)	(2,529)	$(185,968)

Cost and estimated earnings in excess of billings on uncompleted contracts	2,425,124	1,017,735	4,756,834	10,414,219	2,445,959	1,774,474	$22,834,345
	December 31, 2007
Revenues	$93,725,976	$156,608,255	$157,413,791	$89,387,331	$111,063,050	$54,713,266	$662,911,669
Accounts receivables, net	17,458,013	27,515,894	35,482,616	19,919,098	21,762,194	14,233,868	$136,371,683

Billings in excess of cost and estimated earnings on uncompleted contracts	(322,417)	(337,306)	(1,429,386)	(418,269)	(772,703)	(275,163)	$(3,555,245)
Advance from customers	(189,649)	(400,875)	(135,283)	(82,437)	(288,354)	(140,638)	$(1,237,237)
Cost and estimated earnings in excess of billings on uncompleted contracts	3,644,377	1,907,851	9,243,504	7,945,259	6,217,741	3,458,660	$32,417,391
	December 31, 2008
Revenues	$91,673,353	$177,274,553	$180,460,749	$90,244,846	$112,806,537	$66,424,065	$718,884,103
Accounts receivables, net	13,790,442	25,124,852	28,986,411	16,314,653	15,696,213	11,901,173	$111,813,743
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,043,777)	(223,984)	(1,901,632)	(367,631)	(1,692,082)	(771,277)	$(6,000,383)
Advance from customers	(85,646)	(50,311)	(351,117)	(40,794)	(639,133)	(168,868)	$(1,335,869)
Cost and estimated earnings in excess of billings on uncompleted contracts	2,734,036	2,162,504	6,152,872	9,881,320	4,528,019	5,204,616	$30,663,367

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

20	Segment information (Continued)

20.8	Geographic segments

Particulars	USA	Europe	Japan	India	Others	Total

	December 31, 2006

Revenues	$467,907,248	$67,281,267	$21,827,569	$2,367,695	$19,467,103	$578,850,882
Accounts receivables, net	84,143,450	24,949,728	3,441,415	1,562,956	1,520,955	$115,618,504
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,658,212)	(914,024)	(675,485)	(60,767)	(16,093)	$(3,324,581)
Advance from customers	(132,511)	(20,580)	(3,367)	(3,356)	(26,154)	$(185,968)
Cost and estimated earnings in excess of billings on uncompleted contracts	11,488,904	8,518,364	1,348,568	172,637	1,305,872	$22,834,345

	December 31, 2007

Revenues	$516,438,299	$97,712,926	$20,044,614	$5,376,202	$23,339,629	$662,911,669
Accounts receivables, net	100,096,293	28,257,749	2,915,162	1,245,098	3,857,380	$136,371,683
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,833,086)	(624,628)	(839,150)	(172,146)	(86,233)	$(3,555,245)
Advance from customers	(1,054,657)	(98,860)	(73,768)	(9,952)	—	$(1,237,237)
Cost and estimated earnings in excess of billings on uncompleted contracts	19,824,710	8,047,805	1,894,379	268,574	2,381,923	$32,417,391

	December 31, 2008

Revenues	$545,440,929	$112,640,874	$25,039,034	$6,426,537	$29,336,729	$718,884,103
Accounts receivables, net	84,479,242	18,910,013	3,289,297	1,962,387	3,172,804	$111,813,743
Billings in excess of cost and estimated earnings on uncompleted contracts	(3,122,673)	(186,880)	(1,528,806)	(55,839)	(1,106,185)	$(6,000,383)
Advance from customers	(687,186)	(71,776)	(507,529)	(8,242)	(61,136)	$(1,335,869)
Cost and estimated earnings in excess of billings on uncompleted contracts	14,773,659	11,387,849	1,144,701	858,273	2,498,885	$30,663,367

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

20	Segment information (Continued)

20.9

One customer accounted for 15%, 12% and 11% of the total revenues for the year ended December 31, 2006, 2007 and 2008, respectively. Net receivables from this customer as at December 31, 2007 and 2008, amounted to 9% and 8% of the total net receivables, respectively. The revenues from this customer were across all the industry segments of the Company. Another customer in the Insurance industry segment accounted for 10%, 9% and 10% of the total revenues for the years ended December 31, 2006, 2007 and 2008, respectively. Net receivables for this customer as at December 31, 2007 and 2008, amounted to 6% and 6% of the total net receivables respectively.

21	Foreign exchange (gain)/loss

Aggregate foreign exchange (gain)/loss for the years ended December 31, 2006, 2007 and 2008 amounted to $3,456,706, $ (23,350,920) and $ 18,358,897 respectively. Foreign exchange loss amounting to $708,780, $ Nil and $ Nil for the years ended December 31, 2006, 2007 and 2008 respectively, have been included in “Other (expense)/income, net” in the consolidated statements of income.

22	Earnings per share

A reconciliation of the common shares used in the computation of basic and diluted earnings per share is set out below:

Years ended December 31,	2006	2007	2008

Common shares

Weighted average number of shares outstanding	137,957,477	138,660,785	135,590,677

Effect of dilutive equivalent shares-stock options outstanding	947,383	909,148	169,745

Weighted average number of equity shares and dilutive equivalent shares outstanding	138,904,860	139,569,933	135,760,422

Options to purchase 2,630,860, 1,992,055 and 5,704,527 equity shares were outstanding during the year ended December 31, 2006, 2007 and 2008, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.

23	Related party transactions

23.1

Patni enters into various transactions with related parties, such as PCS Technology Ltd. (‘PCSTL’), formerly known as PCS Industries Ltd., PCS International ltd, PCS Cullinet, PCS Finance, Ravi and Ashok enterprises, Ashoka Computers - all affiliates, directors of Patni and their relatives. Such transactions were consummated on terms equivalent to those that prevailed in arm’s-length transactions.

The Company’s executive directors, Mr G.K.Patni and Mr A.K.Patni, under contract of employment until October 22, 2010, ceased to be executive directors effective October 1, 2007 but will continue as directors on the Board. Termination benefit payments as provided in the contract of employment are in compliance with the Indian Companies Act and amounted to $2,220,139, which have been recorded as selling, general and administrative expenses in the consolidated statement of income for the year ended December 31, 2007.

Further, an amount of $141,076 and $457,436 has been recorded as commissions for these two directors (included in selling, general and administrative expenses) for the year ended December 31, 2007 and 2008 respectively.

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

23	Related party transactions (Continued)

Expenses

23.2

Patni has taken certain residential properties under operating leases from certain affiliates and the Patni family. The rentals and other incidental charges incurred were $ 127,748, $93,725 and $82,036 for the years ended December 31, 2006, 2007 and 2008, respectively. Amounts payable with respect to these obligations as at December 31, 2007 and 2008 were $13,799 and $24,909 respectively. Outstanding security deposits under the operating leases placed by Patni with affiliates and the Patni family at December 31, 2007 and December 31, 2008 were $120,478 and $35,857 respectively.

Due from employees

23.3

Patni grants personal loans to eligible employees, either for housing or personal purposes and advances to meet initial conveyance and living expenses while on travel. Personal loans include loans for vehicle purchase and other individual employee needs. Such loans and advances are repayable in equal installments over periods ranging from 1—60 months. Interest on these loans and advances is charged at 0- 9%. Loans outstanding at December 31, 2007 and 2008 were $ 620,271 and $450,472 respectively.

23.4

Patni USA, Patni UK, Patni GmbH, Patni Telecom and its subsidiaries grant personal loans to employees as well as advances to meet initial conveyance and living expenses while on travel. Such loans and advances are repayable over a period of 6 months. Interest charged on these loans and advances ranged from 0% to 10%. Balance outstanding of such loans and advances at December 31, 2007 and 2008 were $ 2,736,703 and $1,195,683 respectively.

Employees execute promissory notes for the amount advanced along with a guarantor’s agreement as collateral. In the case of long term housing loan, the original house deed is sought to be deposited with the Company as collateral, in addition to the guarantor’s agreement.

24	Line of Credit

The Company has an overall Line of Credit of Rs.610,000,000 ($15,478,305) and Rs.610,000,000 ($12,512,821) as of December 31, 2007 and 2008, respectively, from its bankers for various requirements such as pre and post shipment loan, Export Bill Discounting, Overdrafts, Working capital demand loan, Financial Guarantees, Guarantees - Bid Bond / Performance, etc. These facilities bear interest as negotiated with the bank from time to time. The facilities are secured by accounts receivables of the Company. Patni Inc and Patni Telecom have a line of credit of $2,000,000 as of December 31, 2007 and 2008, each for meeting the working capital requirements bearing interest at Bank Prime rate less 1%. There was no outstanding balances under this facility as of December 31, 2007 and December 31, 2008. In addition Patni Inc has a facility for issuance of Letters of credit to the extent of $ 500,000 as of December 31, 2007 and 2008, respectively.

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

25	Commitments and Contingencies

25.1

The Company is obligated under a number of contracts relating to capital expenditure. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated $ 33,395,547 and $ 50,108,878 at December 31, 2007 and 2008 respectively.

25.2

Guarantees given by a bank on behalf of Patni amounted $ 3,857,802 and $ 1,319,911 as at December 31, 2007 and 2008, respectively and letter of credit issued by bank was $ 1,472,183 and $ Nil as at December 31, 2007 and 2008 respectively.

25.3

In December 2006, the Company received a demand notice from the Indian Income Tax department for approximately Rs 630.17 million, including an interest demand of approximately Rs 186.85 million (.$12,926,489 including an interest demand of approximately $3,827,266) for the assessment year 2004-05. The tax demand was mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act, 1961, in respect of profits earned by its various eligible undertakings. Section 10A of Indian Income Tax Act exempts the profits earned by an undertaking for the export of computer software upon the fulfillment of certain conditions. One of the conditions is that the unit should not have been formed by the splitting up of an existing business.

The Company had only expanded its software development business whereas the Income Tax department contends that the business of the new units is comprised of business transferred from existing units by splitting them. The Company, in consultation with its tax advisers, filed an appeal in January 2007 challenging the disallowance.

One of the requirements under the Indian Income Tax Rules to proceed with an appeal is to deposit, either immediately or through monthly installments, a sum equivalent to 50% of the amount that is under appeal. Until March 31, 2008, the Company deposited a sum of Rs 310.28 million ($7,212,464). Considering the facts and nature of disallowances and based on the advice given by the Company’s legal counsel, management considered that the disallowance was not tenable and, therefore was confident of a favorable outcome in appeal proceedings and hence no provision for such income tax demand was considered necessary.

Subsequently, in February 2008, the Company received an order from the Commissioner Income Tax (CIT) (Appeals) in favor of the Company by allowing the claim under Section 10A. The Company received the refund of the taxes paid after adjustment of the new demand for the assessment year 2002-03 as explained above.

In December 2007, the Company received another demand, for Rs. 261.70 million including an interest demand of approximately Rs 139.88 million ($ 5,368,267 including an interest demand of approximately $ 2,869,279) for the assessment year 2002-03. The new demand related to the same issue of disallowance of tax benefits under Section 10A. In the opinion of management, and based on advice received, the demand was considered as not tenable against the Company and the Company filed an appeal with the appellate authority.

Subsequently, in March 2008, the Company received an order from the CIT (Appeals) in favor of the Company by allowing the claim under Section 10A.The total amount paid till March 2008 of Rs 261.70 million ($ 6,083,288) along with interest has also been received as refund.

The Indian Income tax department has appealed against the CIT (Appeal’s) order in respect of assessment year 2002-03 and 2004-05 in the tribunal.

In December 2008 the Company received a Demand of approximately Rs 458.66 million for the Assessment Year 2003-04 including an interest demand of Rs 258.64 million (.$ 9,408,512 including an interest demand of approximately $ 5,305,521) and another Demand in January 2009 of approximately Rs 1,131.76 million for the Assessment Year 2005-06 including an interest demand of approximately Rs 421.97 million ($ 23,215,659 including an interest demand of approximately $ 8,655,847).

Patni Computer Systems Limited and subsidiaries

See accompanying notes to the consolidated financial statements (Continued)

25	Commitments and Contingencies (Continued)

These new demands concern the same issue of disallowance of tax benefits under Section 10A. The Company has filed an Appeal and stay of demand has been granted till 30 June 2009. The Company is required to pay 10% of the amount under appeal before March 2009. Additionally, subsequent to year ended December 31, 2008, the Company has deposited with the Indian income tax authorities Rs. 209 million ($ 4.1million) as deposit relating to the demands received in December 2008. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

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

Capital lease obligations	Fair Value	Carrying value

At December 31, 2007	$578,708	$603,557

At December 31, 2008	351,650	359,955