Form 20-F
period 2009-12-31
Patni Computer Systems LTD
filed 2010-02-26
CIK 1324503

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . .. .

For the transition period from                       to

Commission file number 001-32692

Patni Computer Systems Limited
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Akruti Softech Park, MIDC Cross Road No.21Andheri (E), Mumbai 400 093, India +91 22 6693 0500
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

Equity shares: 129,126,032

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

•       “Singapore Dollar” and “SGD” are to the legal currency of Singapore;

•       “Indian rupees,” “rupees” and “Rs.” are to the legal currency of India;

•          “U.S. dollars,” “dollars” or “US $” or “$” are to the legal currency of the United States; and

•       a particular “fiscal” year are to our fiscal year ended December 31 of such year.

The financial statements have been prepared using U.S. dollars as the reporting currency. In addition, for your convenience, this Annual Report contains translations of certain Indian rupee amounts into U.S. dollars amounts which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all.

Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the noon buying rate published by the Federal Reserve Board on December 31, 2009 in Indian rupees, which was Rs. 46.40 per $ 1.00.

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

This Annual Report includes statistical data about the IT industry that comes from information published by sources including Gartner, Inc., or Gartner, a provider of market information and strategic information for the IT industry, and the National Association of Software and Service Companies, or NASSCOM, an industry trade group. This type of data represents only the estimates of Gartner, NASSCOM, and other sources of industry data.

In addition, although we believe that data from these sources is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected financial data

The selected consolidated historical financial data set forth below should be read in conjunction with our consolidated financial statements, the notes to those statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The selected data presented below under the captions “Statement of Income Data”, “Balance Sheet Data” and “Cash Flow Data” for, as of and for each of the years in the five-year period ended December 31, 2009, are derived from our audited consolidated financial statements (except for cash dividend per equity share) and have been prepared and presented in accordance with U.S. GAAP.  The consolidated financial statements as of December 31, 2008 and 2009, and for each of the years in the three-year period ended December 31, 2009, and the report of our independent registered public accounting firm thereon, are included elsewhere in this Annual Report. Historical results are not necessarily indicative of the results to be expected for any future period.

	Fiscal Year ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except share data and per share)
Statement of Income Data
Net Revenues	$450,332	$578,851	$662,912	$718,884	$655,918
Cost of revenues	292,456	373,966	450,085	491,266	421,309

Gross Profit	$157,876	$204,885	$212,827	$227,618	$234,609
Selling, general and administrative	85,906	106,472	116,260	131,056	122,010
Provision for doubtful debts and advances	(152)	1,191	1,182	1,626	2,267
Foreign exchange (gain) loss, net	1,693	2,748	(23,351)	18,359	9,693

Operating Income	$70,429	$94,474	$118,736	$76,577	$100,639

Other Income / (Expense)
Interest and dividend income	4,190	10,088	12,540	13,002	11,223
Interest expense	(2,044)	(2,840)	(3,592)	(1,744)	(1,494)
Interest expense reversed	—	—	—	6,497	2,808
Gain on sale of investments, net	1,128	1,679	6,370	9,732	9,468
Other income (expenses), net	966	3,541	1,706	2,561	1,894

Income before income taxes	$74,669	$106,942	$135,760	$106,625	$124,538

Income taxes	13,802	47,692	21,784	5,204	4,759

Net income	$60,867	$59,250	$113,976	$101,421	$119,779
Earnings per share, basic & diluted
Basic	$0.48	$0.43	$0.82	$0.75	$0.93
Diluted	$0.48	$0.43	$0.82	$0.75	$0.92
Weighted average number of common shares used in computing earnings per share
—Basic	125,736,592	137,957,477	138,660,785	135,590,677	128,254,916
—Diluted	127,457,632	138,904,860	139,569,933	135,760,422	130,241,085
Cash dividend per equity share ($)	$0.046	$0.057	$0.086	$0.082	$0.072
Cash dividend per equity share (Rs.)	Rs 2.50	Rs 3.00	Rs 3.00	Rs 3.00	Rs 3.00

	Fiscal Year ended December 31,
	2005	2006	2007	2008	2009

Balance Sheet Data
Cash and cash equivalents	$148,820	$46,510	$32,626	$60,138	$63,459
Investments in securities	141,776	246,016	301,152	248,299	375,858
Total assets	553,886	640,341	856,226	765,342	901,181
Capital lease obligations	706	692	604	360	203
Total shareholders’ equity	439,029	508,593	680,964	570,956	747,034

	Fiscal Year ended December 31,
	2005	2006	2007	2008	2009
	(in thousands)
Cash Flow Data
Net cash provided by / (used in):
Operating activities	$73,058	$59,091	$111,272	$149,343	$137,206
Investing activities	(111,750)	(155,426)	(130,036)	(35,531)	(132,699)
Financing activities	111,875	(7,106)	(8,682)	(64,589)	(3,150)
Capital expenditures	(53,282)	(48,620)	(61,891)	(43,362)	(18,983)

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

Year	Average	High	Low	Period-End
2005	44.00	46.26	43.05	44.95
2006	45.19	46.83	43.89	44.11
2007	41.19	44.49	38.48	39.41
2008	43.39	50.12	39.12	48.58
2009	48.33	51.96	46.00	46.40
2010 (through February 22, 2010)	46.08	46.79	45.35	46.21

The following table sets forth the high and low exchange rates for the previous six months in Indian rupees based on the noon buying rates published by the Federal Reserve Board:

	High	Low
August 2009	48.90	47.27
September 2009	49.05	47.75
October 2009	47.72	46.00
November 2009	47.37	46.06
December 2009	46.85	46.00
January 2010	46.35	45.35
February 2010 (through February 22, 2010)	46.79	45.97

On February 22, 2010 the noon buying rate published by the Federal Reserve Board was Rs.46.21 per $ 1.

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

We derive a significant portion of our revenues from a limited number of clients in a few select industries. In 2007, 2008 and 2009 our top two clients, accounted for 20.9% 20.5% and 22.3% of our revenues, respectively. In 2007, 2008 and 2009 our top ten clients accounted for 47.6%, 45.6% and 49.7% of our revenues, respectively. As a result of our reliance on a limited number of clients, we may face pricing and other competitive pressures. The volume of work performed for specific clients is likely to vary from year to year, especially since we are not the exclusive external service provider for our clients. In addition, there are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. For example, our clients may decide to reduce spending on IT services or sourcing from us due to a challenging economic environment and other factors, internal and external, relating to their business such as restructuring or supplier rationalizations. The loss of any one of our major clients, a decrease in the volume of work they outsource to us or a decrease in the price at which we sell our services to them could adversely affect our revenues.

Our client contracts, including those with our two largest customers, typically can be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

Our clients typically retain us through non-exclusive master services agreements, or MSAs. Most of our client project contracts, including those that are on a fixed-price and fixed-price service level agreement, or SLA, basis, can be terminated with or without cause, with 0 to 90 days notice and without termination- related penalties. Our MSAs typically do not include any commitment by our clients to give us a specific volume of business or future work. Additionally, certain of our MSAs do not require the client to make payments for any services or work product reasonably deemed unacceptable to the client. Our business is dependent on the decisions and actions of our clients, many of which are outside our control, which might result in the termination of a project or the loss of a client and we could face liabilities as a result of such termination. Our clients may demand price reductions, change their outsourcing strategy by limiting the number of suppliers they use, moving more work in-house or to our competitors or replacing their existing software with packaged software supported by licensors. Any of these decisions or actions could adversely affect our revenues and profitability.

Our revenues are highly dependent on clients located in the United States and Europe. Economic slowdowns or factors that affect the economic health of the United States and Europe may adversely affect our business.

In 2007, 2008 and 2009, approximately 77.9%, 75.9% and 78.9% of our revenues, respectively were derived from clients located in the United States and 14.7%, 15.7% and 12.7% of our revenues, respectively were derived from clients located in Europe. The economic slowdown in the United States and Europe witnessed during the fourth quarter of 2008 and the entire year 2009, has resulted in our clients reducing or postponing their technology spending significantly, which in turn has had a negative impact on the revenues for the year 2009. If the global economic conditions continue or worsen our business could be negatively affected in the future.

Our clients operate in a limited number of industries. Factors that adversely affect these industries or IT spending by companies within these industries may adversely affect our business.

We derive a large proportion of our revenues from clients which operate in a limited number of industries. In 2007, 2008 and 2009, we derived 23.6%, 24.7% and 29.7% of our revenues, respectively from the insurance industry, 27.0%, 28.9% and 29.0% of our revenues, respectively from the manufacturing retail and distribution industry, 18.3%, 17.9% and 13.5% of our revenues, respectively from the communications, media and utilities industry, and 14.1%, 12.8% and 12.8% of our revenues, respectively from the financial services industry,. The ongoing crisis in the financial and credit markets, particularly, in the United States, has led to a significant change in the financial services industry, with the United States federal government and other national governments being forced to take over or provide financial support to leading financial institutions and with leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. Significant changes in the financial services industry or any of the other industries on which we focus, or a significant consolidation in any such industry, may reduce the demand for our services and negatively affect our revenues and profitability. Any significant decrease in IT services spending by clients in these industries or other industries from which we derive significant revenues in the future may reduce the demand for our services. Further, any significant decrease in the growth of the insurance, manufacturing, retail and distribution, financial services or communications, media and utilities industries, or significant consolidation in those industries, or any decrease in growth or consolidation in other industry segments in which we operate, may reduce the demand for our services.

The ongoing financial crisis has caused and could continue to negatively affect our business, results of operations and financial condition.

Global economic and political conditions affect our clients’ businesses and the markets they serve. The global economic downturn seen in the fiscal 2009 had reduced, demand for our services and has also caused clients to request additional price concessions. For example our net revenues decreased from $718.8 million in 2008 to $655.9 million in 2009. If current global economic conditions continue or worsen, or if economic contraction continues in the industries or geographies where we operate, our business could be adversely affected by our clients’ financial condition and the levels of business activity in the industries we serve which could have a material adverse effect on our results of operations. Changes in global economic conditions could also shift demand to services for which we do not have competitive advantages, and this could negatively affect the amount of business that we are able to obtain. Negative or uncertain political climates in countries or geographies where we operate could also adversely affect us. In addition, if we are unable to successfully anticipate changing economic and political conditions, we may be unable to effectively plan for or respond to those changes, and our business could be negatively affected.

We face intense competition for employees in our market. Our success depends in large part upon our highly skilled software professionals and our ability to attract and retain these personnel.

Our ability to execute projects and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly-skilled software professionals, particularly project managers and other mid-level professionals. Our attrition rates were, 26.5%, 20.0% and 15.4% in 2007, 2008 and 2009. We define our attrition rate as the ratio of the number of employees who have left us during a defined period to the average number of employees who are on our payroll during such period.

We invest in training the professionals whom we hire to perform the services we provide. These professionals are often targeted by the lateral recruitment efforts of our competitors. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects may be impaired and our revenues could decline. In addition, we may not be able to expand our business effectively. We believe that there is significant worldwide competition for software professionals with the skills necessary to perform the services we offer, including from non-Indian, international service providers such as Accenture Limited, or Accenture, and International Business Machines Corporation, or IBM. Additionally, we may not be able to redeploy and retrain our software professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences.

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

We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the amount of deductions, transfer pricing and the allocation of income among various tax jurisdictions. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of such accruals, our effective tax rate in a given financial statement period may be materially affected. Additionally, we operate in several countries and our failure to comply with the local tax regime may result in additional taxes, penalties and enforcement actions. To the extent we do not comply with tax-related regulations, our profitability will be adversely affected.  See “Item 5A- Operating and Financial Review and Prospects - Operating Results — Taxes”.

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

We operate in a highly competitive environment and this competitive pressure on our business is likely to continue. The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition or competitive pressure from:

•       Indian IT services companies, such as Tata Consultancy Services Limited, Infosys Technologies Limited, Wipro Limited, HCL Technologies Limited and Tech Mahindra;

•       international IT services companies, such as Accenture, Cognizant Technology Solutions, Computer Sciences Corporation and Sapient Corporation;

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

Our revenues have grown at a compound annual growth rate, or CAGR, of 9.9% from $ 450.3 million in 2005 to $ 655.9 million in 2009. The total number of our employees has grown from 11,802 as of December 31, 2005 to 13,995 as of December 31, 2009.

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

We expect to invest approximately $ 20 million to $ 25 million in capital expenditures in 2010. Most of the new spending will be for construction of new facilities and physical infrastructure. However, we may not receive the benefits that we expect from our investment in these facilities. Further, we may encounter cost overruns or project delays in connection with new facilities. These expansions will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced. See “Item 4.D. Information on the Company—Property, plant and equipment.”

We are subject to risks arising from exchange rate fluctuations.

Although our functional currency is the Indian rupee, we transact a significant portion of our business in several other currencies, particularly the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, payables and other foreign currency assets and liabilities. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future. In 2007, 2008 and 2009  our dollar denominated revenues represented 82.9%, 80.7% and 84.0%  of our total revenues respectively.

A significant portion of our expenses, comprising the cost of revenues and selling, marketing and general administrative expenses, are and will continue to be denominated and incurred in Indian rupees. In 2007, 2008, and 2009 rupee costs represented 42%, 40.8% and 37.5% of these cost of revenues and selling, marketing and general administrative expenses. Therefore, changes in the exchange rate between the rupee and other currencies, especially with respect to the U.S. dollar, may have a material adverse effect on our revenues, other income, cost of services, operating costs and net income, which may in turn have a negative impact on our business, operating results and financial condition. On December 31, 2009, the exchange rate per U.S. dollar was Rs. 46.40 compared to Rs. 48.58 on December 31, 2008 and Rs. 39.41 on December 31, 2007. On February 22, 2010 the exchange rate per US $ was Rs.46.21. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future.

We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing derivative instruments such as foreign exchange forward contracts, purchased options and net written options. As of December 31, 2009, we had outstanding forward contracts in the amount of $ 309.6 million, JPY 875.0 million ($ 9.5 million), and GBP 2.9 million ($ 4.8 million) and outstanding currency purchased options in the amount of $10.0 million. We have increased our foreign currency hedging activity given the recent volatility in the value of the Indian rupee against the U.S. dollar. However, we may not be able to purchase contracts to insulate ourselves adequately from foreign currency exchange risks. In addition, any such contracts may not perform effectively as a hedging mechanism or we may incur losses in such derivative instruments which may adversely affect our profits in a quarter or a financial year.  In 2008 and 2009 we had a net foreign exchange loss $18.4 million and $ 9.7 million and in 2007 we had a net foreign exchange gain of $ 23.4 million.  See “Item 11.Quantitative and Qualitative Disclosures about Market Risk — Components of Market Risk - Exchange Rate Risk”.

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

Offshore outsourcing has become a politically sensitive topic in the United States and Europe due to its perceived association with the loss of jobs in such countries. In the United States, in particular, there has been increasing political and media attention on these issues following the growth of offshore outsourcing. Current or prospective clients may elect to perform services we offer themselves or may be discouraged from transferring these services to offshore providers to avoid any negative perception that may be associated with using an offshore provider. These trends could harm our ability to compete effectively with competitors that operate primarily out of facilities located in the United States. A variety of U.S. federal and state legislation has been proposed that, if enacted, could restrict or discourage U.S. companies from outsourcing their services to companies outside the United States. In addition, it is possible that legislation could be adopted that would restrict U.S. private sector companies that have federal or state government contracts from outsourcing their services to offshore service providers. Because most of our clients are located in the United States, any expansion of existing laws or the enactment of new legislation restricting offshore outsourcing by U.S. companies could adversely impact our ability to do business.

Our inability to complete fixed-price contracts within budget and at the required level of performance could reduce our revenues and profitability.

We derived 32.4%,36.0% and 40.6% of our revenues from fixed-price contracts in 2007, 2008 and 2009. We bear the risk of cost overruns, completion delays and wage inflation in connection with all fixed-price projects, any of which may result in a decrease in our margins from work performed on fixed-price contracts. Our revenues from fixed-price contracts also include revenues from fixed-price SLAs, which are conditioned upon our meeting predetermined performance levels. Any failure to meet such performance levels could result in a reduction in our revenues. Any failure to accurately estimate the resources and time required for a project or any failure to complete our contractual obligations at the committed performance level could adversely affect our revenues and profitability.

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

Many of our contracts involve projects that are critical to the operations of our clients’ businesses. Further, our client contracts may require us to comply with certain security obligations including maintaining network security and back-up data, ensuring our network is virus free and verifying the integrity of employees who work with our clients by conducting background checks. Any failure in a client’s system or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. We cannot assure you that any limitations of liability set forth in our service contracts will be enforceable in all instances or will otherwise protect us from liability for damages in the event of a claim for breach of our obligations. Our insurance coverage may not be sufficient for all such claims or damages and additional insurance coverage may not be available in the future on reasonable terms or in amounts sufficient to cover large claims. Successful assertions of one or more large claims against us could have a significant adverse effect on our business, results of operations and financial condition.

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

Although there are currently no material pending or threatened intellectual property claims against us, infringement claims may be asserted against us in the future. Our contracts contain broad indemnity clauses, and under most of our contracts, we are required to provide specific indemnities relating to third party intellectual property rights infringement. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all. We may also be required to change our methodologies so as not to use the infringed intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation in this area, irrespective of the outcome, could be time-consuming and costly and/or injure our reputation.

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

Most of our employees are Indian nationals. The ability of our software professionals to work in the United States, Europe and in other countries depends on our ability to obtain necessary visas and work permits. At present, the majority of our software professionals in the United States hold H-1B visas, a temporary visa which generally allows the employee to remain in the United States for up to six years while he or she remains an employee of the sponsoring firm, and L-1 visas, an intra company transfer visa allowing managers and executives or employees with specialized knowledge to stay temporarily in the United States so long as they have worked for an affiliated company abroad for atleast one continuous year within the three years preceding the L-1 filing.

An H-1B visa may be granted to certain categories of persons in several “specialty occupations” including software professionals such as our employees, so long as their compensation meets annually adjusted minimums and the position being filled qualifies as a specialty occupation. Those adjustments may force increases in the salaries we pay to our employees with H-1B visas, resulting in lower profit margins. Although there is currently no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that may be approved by the United States government in any fiscal year. We believe that the demand for H-1B visas will continue to be high. Further, the United States government has increased the level of scrutiny in granting these visas. This may lead to limits on the number of L-1 visas granted. The U.S. immigration laws also require us to comply with other legal requirements including those relating to displacement and secondary displacement of U.S. workers and recruiting and hiring of U.S. workers, as a condition to obtaining or maintaining work visas for our software professionals working in the United States.

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

Presently, we benefit from the tax holidays given by the Government of India for the export of IT services from specially designated software technology parks (STP) and special economic zones (SEZs) in India. As a result of these incentives, which include a 10 year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities, our operations have been subject to relatively low tax liabilities. The tax benefits available for some of our facilities have expired and certain others will expire upon completion of 10 years from commencement of business of the eligible undertaking. However the tax holiday for the export of IT services from STP will expire on March 31, 2011.

In anticipation of the complete phase out of the tax holidays on March 31, 2011, we expect to continue to locate a portion of our new development centers in areas designated as SEZ’s. Development centers operating in SEZs will be entitled to certain income tax incentives for periods of up to 15 years. The Indian government has proposed certain interpretive positions regarding the tax incentives applicable to SEZs. The Indian government has discussed making further changes in the SEZ policies which could be adverse to our operations.

Further, provisions of the Indian Income Tax Act  are amended on an annual basis by enactment of the Finance Act. In addition, we may also be subject to changes in taxation resulting from the actions of applicable income tax authorities in India or from Indian tax laws that may be enacted in the future. For example, we may incur increased tax liability as a result of a determination by applicable income tax authorities that the transfer price applied to transactions involving our subsidiaries and the Company was not appropriate.

Any increases in our effective tax rate as a result of the expiration of tax benefits we currently enjoy, changes in applicable tax laws or the actions of applicable income tax or other regulatory authorities could materially reduce our profitability. For more information, See “Item 5.A. Operating and Financial Review and Prospects—Operating Results — Taxes”.

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

Subject to compliance with certain Indian laws and regulations, including Indian exchange control laws and regulations, we are permitted:

•       to make overseas direct investments in a joint venture or wholly-owned subsidiary outside India of up to 400% of our net worth as of the date of our last audited balance sheet; and

•       to make overseas direct investments, without limits on net worth, in any foreign security from the proceeds of an international offering of American Depository Receipts, or ADRs or Global Depository Receipts, or GDRs, or from the account balances held in our exchange earner’s foreign currency bank accounts.

In certain other cases, we are required to obtain the approval of the Reserve Bank of India and / or Government of India  to acquire shares of a foreign company for cash consideration or through a share swap transaction (subject to certain exceptions for an exchange of ADRs or GDRs).

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

We are incorporated under the laws of India and most of our directors and executive officers reside outside the United States. Furthermore, most of our assets and the assets of our directors and executive officers are located outside the United States. As a result, you may be unable to:

•       effect service of process upon us or our directors and executive officers; or

•       enforce judgments obtained in the United States courts against us or such persons in the United States, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

The United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters.

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

South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, such as between India and Pakistan and even within India. There have been military confrontations along the India-Pakistan border from time to time. The potential for hostilities between the two countries is high due to past terrorist incidents in India, troop mobilizations along the border, and the geopolitical situation in the region. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Political tensions could increase the perception that investments in Indian companies involve a higher degree of risk than companies in other countries such as the United States. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Our performance is linked to the stability of policies and the political situation in India.

The role of the Indian central and state governments in the Indian economy and their effect on producers, consumers and regulators has remained significant over the years. Since 1991, successive governments of India have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. The present Government of India elected in May 2009 has taken initiatives that continue to support the economic liberalization policies pursued by previous governments. We cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

We are vulnerable to natural disasters that could severely disrupt the normal operation of our business and adversely affect our earnings.

India is susceptible to natural disasters, including tsunamis, floods and earthquakes. On December 26, 2004, southeast Asia, including the eastern coast of India, experienced a tsunami that caused significant loss of life and property damage. While our facilities were not damaged, the tsunami struck Chennai and other areas in which we operate. Substantially all of our facilities and IT professionals are located in India including Mumbai, which has also experienced heavy flooding in recent years. If our facilities are damaged by a tsunami, flood, earthquake or other natural disaster, our global delivery capability could be interrupted or delayed significantly. Although we maintain comprehensive natural perils insurance up to policy limits our insurance coverage may not be sufficient to cover all of our potential losses. In addition, disaster management facilities in India may not be adequate to protect against potential losses. As a result, a natural disaster in India or in any other jurisdiction where we operate  could have a material adverse effect on our business, financial condition and results of operations.

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

Sales of a substantial number of equity shares, including sales by our insiders, significant shareholders, directors or executive officers whether on the Indian stock exchanges or into the United States of ADSs or otherwise, or the perception that such sales may occur, could adversely affect the market price of the ADSs and our equity shares or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time. In addition, we have adopted an employee stock option plan as a means to reward and motivate our employees. You may experience dilution of your shareholding to the extent that we make future equity offerings or issue equity shares pursuant to the exercise of stock options under our employee stock option plan.

We have controlling shareholders who have the ability to exercise significant control over us, and whose interests may conflict with the interests of our other shareholders.

Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni, together with their families and entities controlled by them, and General Atlantic Mauritius Limited, or General Atlantic, own 16.01%, 14.99%, 15.51% and 17.73% of our outstanding equity shares, respectively, as of February 19, 2010.

Our Articles of Association confer certain rights on our controlling shareholders relating to our governance, including representation on our Board of Directors and an ability to adjourn a shareholder or Board of Directors meeting for lack of quorum if their representative is not present at the first such meeting. In addition, our Articles of Association can only be amended if members holding not less than 75% of our equity shares (and who are entitled to vote) cast votes in favor of such amendments and such votes include the favorable votes of each of the controlling shareholders, so long as the respective groups hold at least 10% of our equity shares and vote on such amendment. Pursuant to the terms of our Articles of Association, Mr. Narendra K. Patni is the permanent Chairman of our Board, with a tie-breaking vote in the event of a tie.

Pursuant to an employment agreement between our U.S. subsidiary, Patni Americas, Inc., (formerly Patni Computer Systems, Inc.) and Mr. Narendra K. Patni, Mr. Narendra K. Patni served as the Chief Executive Officer of our U.S. subsidiary Patni Americas, Inc and pursuant to  the consultancy agreement between our U.S. subsidiary and us, Mr. Narendra K. Patni was seconded as our Chief Executive Officer. The aforesaid employment agreement with Mr. Narendra K. Patni had an initial term expiring on December 31, 2008 which, now, has been extended until December 31, 2013 unless terminated earlier pursuant to the Employment Agreement amendment dated February 20, 2009.  While Mr. Narendra K. Patni has ceased to be our Chief Executive Officer since February 20 2009, he continues to be our Chairman. In addition, our Board of Directors had approved the extension of the Consultancy agreement to December 31, 2010. Pursuant to the Consultancy Agreement amendment dated February 20, 2009, the consultancy agreement with Patni Americas Inc can be terminated only  on or after December 31, 2010 (upon giving one month’s written notice to Patni Americas Inc) and such termination will take effect on the expiration of such period of notice.

Mr. Gajendra K. Patni and Mr. Ashok K. Patni, together with their family members, have management control of certain companies, which include PCS Technology Limited, PCS International Limited, PCS Cullinet Private Limited, PCS Finance Private Limited and Ashoka Computer Systems Private Limited. We have not entered into any non-solicitation or non-compete agreements with any of these shareholders individually or with these companies. While these companies currently are not competing with us to a material extent, we cannot assure you that in the future they may not compete with us, may not solicit our employees or otherwise have interests that may not conflict with ours.

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

Under certain circumstances, the approval of the Reserve Bank of India is required for sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency, approval from the Reserve Bank of India will have to be obtained for each such transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

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

Our corporate headquarters are located at Akruti Softech Park, MIDC Cross Road No. 21, Andheri East, Mumbai 400 093, India, and our North American headquarters are located at One Broadway Cambridge, MA 02142. General Atlantic made a significant investment in our company in 2002. To enhance our domain expertise in financial services and communications, media and utilities, we made selective acquisitions such as Patni Telecom (formerly  Cymbal), which we acquired in November 2004. We completed our initial public offering of equity shares in India in February 2004 and our initial offering of ADSs listed on the New York Stock Exchange in December 2005. In 2007, we acquired Logan Orviss International, a European based telecommunications consulting company, and Patni Life Sciences, Inc. (formerly Taratec Development Corporation), a U.S. based life sciences consulting company to widen our telecommunications and life sciences expertise, respectively. In addition, we acquired from one of our major customers  the world wide rights for a software proprietary intellectual property right that enables communication service providers to offer customer management, retail point-of- sales and billing services for a variety of products and services.

Our capital expenditures for 2007, 2008 and 2009 was $59.8million, $40.0million and  $ 16.4 million respectively. These capital expenditures were primarily to finance the expansion of our existing facilities as well as the construction / purchase of new facilities in India. We anticipate capital expenditures in the rage of $ 20 million and $ 25 million in 2010, principally to finance the construction of our new facilities in Noida, Pune, Hinjewadi, Airoli - Navi Mumbai, Gandhinagar and other facilities and physical infrastructure in India. We are obliged to make certain capital expenditures under a number of contracts relating to this expansion. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated approximately $ 55.6 million at December 31, 2009 to be spread over a 3 year period. We currently intend to finance our planned capital expenditure entirely from existing cash and cash equivalents and funds generated from operations.

4.B. Business overview

We are a leading Indian provider of information technology services. We deliver a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India, which we call our global delivery model. We offer our services to customers through industry-focused practices, including insurance, manufacturing retail and distribution, financial services and communications, media and utilities, and through technology-focused practices. Within these practices, our service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

We have in-depth knowledge in our industry and technology practices. Insurance, manufacturing retail and distribution, communications, media and utilities and financial services accounted for 23.6%, 27.0%, 18.3% and 14.1% in 2007, respectively, 24.7%, 29.0%, 17.9% and 12.8% in 2008, respectively and 29.7%, 29.0% 13.5%, and 12.8% in 2009, respectively.  Our technology practices offer research, design and development services for product engineering. Through our dedicated sales and management teams in each of our industry and technology practices, we believe we are able to provide better client service, effectively cross-sell services to our existing clients and develop new client relationships.

We have a track record of successfully developing and managing large, long-term client relationships with some of the world’s largest and best known companies. Our customer base has increased from 199 clients as of December 31, 2005 to 272 clients as of December 31, 2009. Several of our key executives are located in our client geographies to better develop and maintain client relationships at senior levels. Repeat business accounted for 92.4% ,93.0% and 94.0% of our revenues in 2007, 2008 and 2009.

Our revenues grew from $ 450.3 million in 2005 to $ 655.9 million in 2009, representing a CAGR of 9.9%. Our net income grew from $ 60.9 million in 2005 to $ 119.8 million in 2009, representing a CAGR of 18.4%. Our total number of employees was 11,802 as of December 31, 2005 and 13,995 as of December 31, 2009. We are investing in new high-tech facilities, which we refer to as “knowledge parks”, designed for expanding our operations and training our employees. We have 235 sales and marketing personnel supported by dedicated industry specialists in 28 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

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

Industry Structure and Developments (Source:  Global Markets and IT outsourcing overview  from Dataquest Insight: 4Q09 Forecast Update Shows Little Change in IT Spending Outlook( ID Number: G00173978) Report and Indian IT Industry overview from   NASSCOM  Strategic Review Report 2010)

Global Markets Overview

According to the Dataquest Insight: 4Q09 Forecast Update Shows Little Change in IT Spending Outlook (ID Number: G00173978) report by Gartner, the headline from this IT spending forecast update is that incrementally improved global economic conditions should support a modestly larger increase in overall IT spending in 2010 compared to 2009. Following an estimated decline of 4.6% in global IT spending in 2009, our forecast for overall IT spending growth worldwide in 2010 has been increased to 4.6% this quarter versus 3.3% last quarter.

However, the relative weakness of the U.S. dollar in 2H09, which we project forward in our forecast, means that headline dollar growth in IT spending in 2010 will benefit from an exchange rate effect, which makes the growth forecast look more robust than the increase in IT spending expressed in constant dollars. When expressed in constant dollars, which excludes the impact of exchange rate movements, we have actually reduced our forecast for global IT spending in 2010 from 1.7% last quarter to 1.5% this quarter..

In addition according to the Dataquest Insight: 4Q09 Forecast Update Shows Little Change in IT Spending Outlook (ID Number: G00173978) report by Gartner  , during the next two years IT vendors need to:

•      Prepare business and marketing plans for 2010 with multiple contingencies to mitigate potential down-side risk and capitalize on potential up-side opportunity, because the speed and breadth of the recovery expected in 2010 is still highly uncertain. Indicators of economic and business health, underlying the IT market recovery, are still mixed and the market environment is unstable.

•      Plan marketing campaigns, and sales and service engagements in 2010 with clearer value propositions aimed at CFOs and strategic business unit (SBU) leaders.

•      Compose and train account teams to execute in the changed sales environment. This deep and prolonged recession is changing IT buying centers’ composition, values and dynamics

•      Develop and/or expand financial models for project justification and sales training on selling to the financial buyer and business leader.

•      Focus delivery organizations on the “lean” delivery of IT, with accelerated time to value, to appeal to the cost optimization and business goals of the IT buying center.

The global economic outlook continues to improve and, along with that recovery, there are signs that business executive confidence is returning. However, consumer confidence will remain fragile for much of 2010 with unemployment set to rise further as job creation lags behind the economic recovery.

Inventory re-stocking began in 2Q09 and will continue to provide positive impetus to IT spending growth in the first half of 2010. We expect end market demand to begin to gather pace from the second half of 2010 as the economic recovery takes hold, while delayed spending will be “switched back on” and pent up demand will be released. Emerging economies, which suffered more moderate recessions than mature countries and regions such as the U.S. and Western Europe, will lead the recovery. Later, as IT spending priorities shift from cost optimisation to supporting business growth in a healthier global economy, spending on new technologies will accelerate.

(Disclaimer The Gartner Report described herein, Dataquest Insight: 4Q09 Forecast Update Shows Little Change in IT Spending Outlook (ID Number: G00173978) represent) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice)

Indian IT Industry Outlook

Nasscom Strategic Review 2010 states that the year 2009 ushered turbulence, with countries around the world plunging into the recession. The housing bubble burst, followed by the financial crisis creating a domino effect that, but, brought the world to a standstill. While robust fundamentals ensured that the recession impact on India was relatively moderate, in an increasingly globalised environment, it could not escape declining GDP growth, rising unemployment and weakened consumer demand. However, prompt action by governments across the world and stimulus packages helped to contain this downfall and make way for revival by the end of 2009.

The industry is estimated to aggregate revenues of $73.1 billion in FY2010, with the IT software and services industry accounting for $ 63.7billion of revenues. During this period, direct employment is expected to reach nearly 2.3 million, an addition of 90,000 employees, while indirect job creation is estimated at 8.2 million. As a proportion of national GDP, the sector revenues have grown from 1.2% in FY1998 to an estimated 6.1% in FY2010. Its share of total Indian exports (merchandise plus services) increased from less than 4 % in FY1998 to almost 26% in FY2010.

Export revenues are estimated to gross  $ 50.1billion in FY2010,growing by 5.4%over FY2009, and contributing 69% of the total IT-BPO revenues. Software and services exports (including BPO) are expected to account for over 99% of total exports, employing around 1.8 million employees.

The industry’s vertical market mix is well balanced across several mature and emerging sectors. 2009 saw increased adoption of outsourcing from not only our biggest segment i.e., the Banking, Financial Services and Insurance (BFSI), but also new emerging verticals of retail healthcare and utilities.

According to the report ,the beginning of the new decade heralds the slow, but steady end of the worst recession in the past 60 years. Global GDP, after declining by 1.1%in 2009, is expected to increase by 3.1%in 2010,and 4.2% in 2011,with developing economies growing thrice as fast as the developed economies.  Improving economic conditions signifying return of consumer confidence and renewal of business growth, is expected to drive IT spending going forward. IT services is expected to grow by 2.4% in 2010, and 4.2% in 2011 as companies coming out of recession harness the need for information technology to create competitive advantage. Organizations now recognize IT’s contribution to economic performance extending beyond managing expenditures. They expect IT to play a role in reducing enterprise costs, not merely with cost cutting but by changing business processes, workforce practices and information use. Movement toward SaaS and cloud computing, shared services, and more selective outsourcing will take firmer shape as near-term priorities to address constrained IT budgets.

Government IT spending continues to rise across the world, focusing on infrastructure, and security. Other areas of spending include BPM, data management, on demand ERP, virtualization, and efforts to increase and deliver enterprise managed services on IP networks. Business process outsourcing spending in 2010 is expected to be increasingly driven by F&A segment and procurement, followed by HR outsourcing. Providers will increase their focus on developing platform BPO solutions across verticals and services.

Growth in outsourcing is expected to supersede overall IT spend reaffirming its potential to not only support short term, tactical goals of cost savings, but also long term advantages of increased competitiveness, efficiencies and access to emerging markets. Within outsourcing, off shoring will see increased acceptance as off shore based providers grow and traditional service providers ramp up off shore delivery capabilities. India’s technology and business services industry has flourished in the last decade. A bright future lies ahead and the industry has much to look forward to, with the potential to quadruple its revenues over the next decade. Several macro-economic and social trends will support the rise of the IT-BPO sector in the future, in core and emerging markets.

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

Our Competitive Strengths

We believe our competitive strengths enable us to deliver high-quality, efficient and scalable services. These strengths include:

Focused Industry Expertise

We concentrate on industries where we believe we can generate sustained revenue growth, such as insurance, manufacturing, retail and distribution, financial services and communications, media and utilities. Through our extensive experience in these industries, we provide solutions that respond to technological challenges faced by our clients. We also focus on technology practices, specifically in product engineering services.

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

Industry Practices, Technology Practices and Service Lines

We offer our services to customers through industry practices in insurance, manufacturing, retail and distribution, financial services and communications, media and utilities, as well as in other industries. We also have technology practices that offer services in product engineering and for  Independent Software Vendors, or ISVs. Our industry practices and technology practices are complemented by our service lines, which we develop in response to client requirements and technology life cycles. Our service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering, business process outsourcing and quality assurance services.

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

Manufacturing Retail and Distribution

Our manufacturing, retail and distribution practice offers IT and business process outsourcing services that support the purchase, sales, production, engineering, finance, human resources and legal functions of a manufacturing company. Within the manufacturing industry, the sectors we service include consumer goods and durables, electronics, engineering, food and beverages, personal care products, paper, rubber products, life sciences and pharmaceuticals. To businesses in these sectors, we provide IT services in the following areas:

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

From January 1, 2009, we have renamed our manufacturing segment as manufacturing, retail and distribution. This practice now includes clients in the retail, logistics and transportation industry.

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

•                  stock exchange and brokerage house solutions; and

•                  business process outsourcing.

Communications, Media and Utilities

Our communications, media and utilities practice provides domain expertise in a wide spectrum of IT operations and business support systems used by telecommunications service providers across various segments including mobile, wireline, cable, broadband and media. We have expertise particularly in the newer business models that are emerging in these markets such as mobile virtual network operations or integrated voice/data/entertainment content services over broadband and 3G networks. In May 2008, we launched Patni atomsTM a market-ready offering for communications service providers to set up core customer- and partner-facing business processes under one consolidated operational model.

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

From January 1, 2009, we renamed our communications, media and entertainment practice as communications, media and utilities. It now includes clients in the energy and utilities industries.

Technology Practice

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

Quality and Project Management

While quality always has been an integral part of our operations at Patni, we became formally certified and assessed for quality models in 1995. We started with ISO 9000-1994, underwent SEI-CMM level 4 and 5 assessments and as of today are ISO 9001-2000 certified and are assessed for P-CMM Level 3 and SEI-CMMi

Level 5. ISO 9001 is an international standard for quality management systems maintained by the International Organization for Standardization. The Capability Maturity Model (CMM) is a method for evaluating the quality of a company’s management and software engineering practices, with Level 5 being the highest attainable certification. The CMM was developed by the Software Engineering Institute (SEI) at Carnegie Mellon University. The Software Engineering Institute subsequently released a revised version known as the Capability Maturity Model Integration (CMMi). We have been using the Six Sigma Program to implement process changes including the above. We continuously strive to better our quality management system with the help of industry best practices and research findings. Our quality management system involves the review and continuous improvement of software development and related processes, testing of work products and regular internal and external quality audits. We apply sophisticated project management and solution deployment methodologies that we have developed to help ensure timely, consistent and accurate delivery of IT solutions to our clients. In 2009 we have received the following recognitions:

•                  Ranked 40th amongst the ‘top technology providers for financial institutions’ in the ‘FinTech 100 - 2009’ list.

•                  Listed in the ‘Global Services 100 — 2009’, instituted by Global Services and neoIT:

•                  Ranked 7th among ‘Top 10 best performing IT Infrastructure Service Providers’

•                  Ranked 8th among ‘Top 10 best performing IT Service Providers’.

•                  Named a ‘Niche Player’ in Gartner’s Magic Quadrant for CRM Service Providers, North America, 2009 Report.

•                  Named a ‘Challenger’ in Gartner’s Magic Quadrant for Help Desk Outsourcing, North America, 2009 Report.

•                  Listed among the Top 20 India-Centric BPO players in “Competitive Landscape: Business Process Outsourcing, India - 2009, by Gartner.

•                  Listed in the ‘Black Book of Outsourcing — 2009’:

•                  Ranked # 1 ‘Life Sciences Information Technology Outsourcing’ Vendor

•                  Ranked # 1 ‘Product Development and Engineering Outsourcing’ Vendor

•                  Ranked # 2 ‘Property and Casualty: Automotive Insurance BPO’ Player

•                  Ranked # 4 ‘Health Insurance BPO’ Player

•                  Ranked # 8 HomeOwners BPO Player

•                  Listed among the Top 10 ‘End-to-end Insurance BPO/ITO Services Providers’

•                  Ranked among Top 15 ‘Best Managed Global Outsourcing Vendor of 2009’ in the Annual Client Experience Survey.

•                  Ranked as ‘# 1 Green Innovative IT Vendor’ in the 2009 Black Book ‘Top Green Outsourcing Vendors’ Survey.

•                  Named the 2009 ‘IT Supplier of the Year’ by Weyerhaeuser, a leading provider of integrated forest products.

•                  Ranked among the Top 20 in DQ-IDC’s ‘Best Employer Survey 2009’; also ranked as the 7th ‘Preferred Employer’.

•                  Listed as a regional level award winner at the ‘4th Employer Branding Awards 2009-10’ under the ‘Innovative retention strategy’ and ‘Excellence in training’ categories.

Centers of Excellence

We have developed internal “centers of excellence” to create expertise in emerging technologies. We currently have centers of excellence that focus on middleware integration, legacy systems modernization, business intelligence, Radio Frequency Identification (RFID), process consulting and service oriented architectures based on technologies such as J2EE and .NET. For example, we use our center of excellence on legacy systems modernization to develop solutions for our clients who want to maintain their current business-critical systems but at the same time want to utilize the latest technologies for new systems. We partner with leading technology vendors such as IBM and Microsoft to implement technology solutions soon after they are made available in the market.

Sales and Marketing

Our sales teams use a multi-pronged approach to market our services. They target certain industries and service lines through focused sales executives, geographies through regional sales executives and large clients through dedicated account managers. We have aligned a majority of our sales and marketing teams to focus on specific industries and geographies. In addition to our sales executives, we have industry experts and solution architects who complement our sales efforts by providing specific industry and service line expertise. Our sales efforts are also supported by our marketing professionals, who assist in brand-building and tracking our expertise.

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

We have 28 sales offices across North America, Europe, Japan and the rest of the Asia-Pacific region and 235 sales and marketing personnel who are supported by dedicated industry specialists. We set targets for our sales personnel at the beginning of each year, which are subject to periodic reviews. In addition to a base salary, our compensation package for sales personnel includes an incentive-based compensation plan driven by achievement of the prescribed sales targets.

Our sales and marketing professionals help promote the “Patni” brand through targeted analyst outreach programs, trade shows, white papers, sponsorships, workshops, road shows, speaking engagements and global public relations management. We believe that a stronger brand will facilitate our ability to gain new clients and to attract and retain talented professionals.

Clients

We market our services to clients located in the United States, Europe, India, Japan, Others. A significant proportion of our revenues is derived from clients located in the United States, as illustrated in the table below:

	Fiscal year ended December 31,
	2007	2008	2009
United States	77.9%	75.9%	78.9%
Europe	14.7%	15.7%	12.7%
India	0.8%	0.9%	1.0%
Japan	3.0%	3.5%	3.5%
Others	3.6%	4.0%	3.9%
Total	100.0%	100.0%	100%

Further, a significant proportion of our revenues have been derived historically from the insurance, manufacturing, retail and distribution, financial services, communications, media and utilities industries and technology practice consisting of product engineering services, as illustrated in the table below.

	Fiscal year ended December 31,
	2007	2008	2009
Insurance	23.6%	24.7%	29.7%
Manufacturing, retail and distribution (1)	27.0%	28.9%	29.0%
Financial Services	14.1%	12.8%	12.8%
Communications, media and utilities(2)	18.3%	17.9%	13.5%
Product Engineering	17.0%	15.7%	15.0%
Total	100.0%	100.0%	100%

(1)      From January 1, 2009, we have renamed our manufacturing segment industry practice as manufacturing, retail and distribution.

(2)    From January 1, 2009, we have renamed our communications, media and entertainment practice as communications, media and utilities.

Although we believe we have successfully diversified our client base over the past three years, a significant proportion of our revenues are derived from a small number of clients, as illustrated in the table below:

	Fiscal year ended December 31,
	2007	2008	2009
State Farm Insurance	9.1%	9.8%	11.9%
General Electric	11.8%	10.7%	10.3%
Top 5 Clients	34.8%	32.7%	36.5%
Top 10 Clients	47.6%	45.6%	49.7%

The following table illustrates a breakdown of our largest clients by revenue categories on a cumulative basis:

	Fiscal year ended December 31,
	2007	2008	2009
No. of $ 1 million + clients	84	92	92
No. of $ 5 million + clients	31	30	26
No. of $ 10 million + clients	14	19	15
No. of $ 25 million + clients	5	5	4
No. of $ 50 million + clients	2	2	2

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

Most of our MSAs, including the MSAs with our two largest customers, State Farm Insurance and General Electric, can be terminated with or without cause, with 0 to 90 days notice and without termination-related penalties. The MSAs typically contain terms that:

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

Competition

The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition or competitive pressure from:

•       Indian IT services companies, such as, Tata Consultancy Services Limited, Infosys Technologies Limited, Wipro Limited, HCL Technologies Limited and Tech Mahindra;

•       international IT services companies, such as Accenture, Cognizant Technology Solutions, Computer Sciences Corporation Sapient Corporation;

•       divisions of large multinational technology firms such as IBM, and Hewlett-Packard

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

A number of our international competitors are setting or have set up operations in India. Further, a number of our international competitors with existing operations in India have ramped up their presence as offshore operations in India have become an important element of their delivery strategy.

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

Human Resources

We employed 14,945, 14,894 and 13,995 employees as of December 31, 2007, 2008 and 2009, respectively.  Out of 13,995 employees, 11,102 were software professionals. Of these software professionals, 2,372 employees were categorized as onsite and 8,730 as offshore. The geographic breakdown for our employees as of December 31, 2009 was as follows:

Geography	Number of Employees
India	11,264
North America	2,203
Rest of the World	528
Total	13,995

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

Recruitment

Our hiring plan is driven by annual budgets, business requirements and also based on business forecasting and business plans for next couple of years. Manning and wage bills are tracked on a regular basis through various MIS reports by management. We recruit talent from premier universities, colleges and institutes in India, including the Indian Institutes of Technology, known as IITs, National Institutes of Technology or NITs (formerly, RECs), and Indian Institutes of Management (IIMs). For our offshore facilities located in India, our campus recruiting team visited over 130 campuses in 2009.  Software candidates are put through a series of tests and interviews such as Aptitude, Technical, Language Proficiency & Psychometrics Test followed by Technical & Behavioral Interview as a part of selection process. We have a similar competitive recruitment program in place for our lateral hires. All new hires are inducted into our organization through a structured orientation program, which involves extensive training as well as mentoring.  We have a strong competitive hiring process in place which is ably supported by a highly skilled global hiring team to attract talent globally.

Our software employees are highly-skilled and have diverse educational backgrounds. As of December 31, 2009, graduate engineers comprised 67.03%, post graduate engineers comprised 4.67%, employees with master’s degrees in computer applications or computer management comprised 12.73% and employees with masters in business administration and equivalent qualifications comprised 3.80% of our software professionals. Other degrees comprised 11.77% of our software professionals.

We believe that we have a balanced mix of experience with approximately 28.6%, 33% and 38.4% of our software professionals with work experience of less than 3 years, 3 to 6 years and over 6 years, respectively, as of December 31, 2009.

Learning and Development

As a part of our strategy, we have technical, behavioral and role based training for our employees. These training courses facilitate the trainees to acquire required skills in a short span of time. The courses offered have been designed and developed by a pool of experienced trainers and technical leaders. We also have a transparent evaluation system for tracking performance and identifying potential that results in individual development plans or IDPs that help build capabilities and recognize preferences of our employees. These training programs are customized to suit training needs of the customers. We also have a rich set of eLearning Programs for self learning as well as blended learning. In addition we also provide Interactive online training through the Internet/Intranet in Virtual Classroom mode. In 2009 we have launched the Patni Leadership Academy which will focus on Leadership Development for building our global leaders..Our training plans are personalized and address both technical and soft-skill requirements. For each software professional, we plan a minimum of 10 working days of training per year. Such multiple avenue have been listed below:

•                  eMEP (PGCPM) – Post Graduate Certificate Program in Management by IIM Kozhikode, delivered in different cities using the satellite based e-class room facilities.

•                  BITS: This initiative was started in March 2004, where in Patni had a tie up with BITS Pilani for MS Software Engg and MS Embedded Systems. Totally about 39 people have got the masters degree

•                  Technology Certifications for Developers

A 4 level certification framework has been defined for developers in various lines of technology. The certification levels are defined as L1(entry), L2(intermediate), L3(advanced) and L4(expert). Each certification is backed with a comprehensive assessment.

•                  Technology Certifications for Designers

A similar 2-level framework has been rolled out for the technical designers based on inputs from our technical architect community.

•                  New Managers Development Programme

The challenges faced by a project manager have changed significantly over the last few years,in terms of customer expectations, team dynamics, and service diversity. A comprehensive program covering various areas connected with project management has been designed so that project managers become more effective in their role.

Compensation

Considering the demand-supply gap in the talent pool, we believe it is important to overall align our compensation strategy in line with market. We have a developed model to track our compensation to market benchmarks systematically and arrive at a competitive pay and benefit structure. We believe that the salaries and benefits that we offer to our software professionals’ are competitive in the industry. We revise our compensation packages annually based on industry benchmarks, role criticality and individual performance. We seek to make our compensation more attractive for both existing employees and prospective new hires by introducing special project incentives / skill / performance based incentives in addition to the regular salaries. We have introduced variable pay compensation across levels in order to align the individual performance to our overall organisation business objectives.  We also grant stock options to our senior employees to nurture the spirit of ownership and commitment towards the company. For more information on the terms of the stock option plan, see item “Item 6.E. Directors, Senior Management and Employees — Share Ownership — Employee Stock Option Plan.”

Retention

We believe it is important to retain talent and critical resources to stay competitive in our business. We seek to attract, nurture and retain employees with a strong focus on skill development; role enhancement and higher employee interaction. Our human resources philosophy seeks to provide a comprehensive development “Employee Experience” to the employees that begins when a new recruit joins the company until the time such person leaves. Some of our key human resources initiatives aim to attract and retain the talent are Just Joined, FOUR, Fresh Eyes and E-induction for new employees and Patni Explorer, Knowledge Management, eDude, Assessment Centers, Leadership excellence at Patni (LEAP), specialized development programs such as executive management programs and MS (collaborative) programmes in software engineering from BITS, Pilani for the existing employees. These initiatives have been well received and appreciated by our employees across levels. In addition, we have also initiated activities, such as e-Care, skip level meets and communication meets with senior management to promote two-way transparent communications between management and the other employees. Some of our HR practices, include rewards such as the appreciation board, valuable contribution awards, “pat on the back” awards and employee touch point, all of which form a part of our HR retention strategy. We have conducted an ‘Employee Engagement Survey’ launched by Hewitt to determine the engagement levels of employees. We seek to implement human resource practices and policies in line with the market best practices to make it more employee friendly and as a strong retention tool.

We have won recently two awards at the “World HRD Congress” in the regional round held at Pune under the “Employer Branding Category” for our Innovation Retention Strategy.

None of our employees are represented by a union. We believe we have positive relations with our employees.

Seasonality

Our IT services business is not affected by seasonality.

Government Regulation

Regulation of our business by the Indian government affects our business in several ways. Currently, we benefit from tax holidays given by the Government of India for the export of IT services from specially designated software technology parks, or STPI’s, and special economic zones, or SEZs, in India. These tax incentives currently include a 10-year holiday from the payment of Indian corporate income tax for the operations of most of our Indian facilities in STPI’s, and for units in SEZ’s these benefits include 100% tax exemption for 5 years from date of commencement of operations and thereafter 50% tax exemption for another 10 years on fulfillment of certain conditions. As a result of this tax incentive, a substantial portion of our pre-tax income has not been subject to significant tax in recent years.

The aggregate benefit of these tax holidays and deductions with respect to our net income was $28.9 million $27.3 million and $27.1 million for 2007,2008 and 2009 respectively. Our current tax holidays for STPI units expire in stages by 2011. The tax benefits available for some of our facilities have expired and certain others will expire upon completion of 10 years or March 31, 2011.However the tax holiday for the export of IT service from our SEZ unit will continue to get tax holidays for 15 years from date of commencement of operations as described above. Consequently, we expect our effective tax rate to increase.

We are also subject to other government regulations, including those relating to acquisition of foreign securities, raising capital outside India and conversion of our equity shares into ADSs.

Please see “Item 10. Additional Information”, as well as “Item 3. D. Key Information—Risk Factors” for additional information on the effects of governmental regulation of our business.

Intellectual Property

We rely on a combination of copyright, trademark and design laws, confidentiality procedures and contractual provisions to protect our intellectual property, including our brand identity. We currently do not have any patents. We have registered our trademark and service mark “Patni” in the U.S., U.K., Germany, Sweden, Japan, Singapore, Korea, Australia, Canada, the Netherlands and in Class 9, 16 and 42 in India and have applied to register our trademark and/or service mark in China . We also have 28 trademarks registered in India and one other trademark registered in European Region. We also have 24 trademarks pending for registration in India and one another trademark pending registration in the U.S. Additionally, we have 3 registered copyrights in India.

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

4.C. Organizational structure

We have the following direct and indirect subsidiaries as of December 31, 2009, all of which are wholly-owned:

Country of Incorporation
Patni Americas, Inc.	USA
Patni Computer Systems (UK) Limited	UK
Patni Computer Systems GmbH	Germany
Patni Computer Systems Brasil Ltda	Brazil
Patni (Singapore) Pte. Ltd. (1)	Singapore
PCS Computer Systems Mexico, SA de CV	Mexico
Patni Telecom Solutions, Inc. (2)	USA
Patni Telecom Solutions Private Limited (3)	India
Patni Telecom Solutions (UK) Limited (3)	UK
Patni Life Sciences, Inc. (2)	USA
Patni Computer Systems (Czech) s.r.o (4)	Czech Republic

(1) Wholly-owned subsidiary of the Company — incorporated on June 30, 2009

(2)  Owned through Patni Americas, Inc.

(3)  Wholly-owned subsidiary of Patni Telecom Solutions, Inc.

(4) Wholly -owned subsidiary of Patni Computer Systems (UK) Limited.

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

Our locations in India are as follows as at December 31, 2009:

No.	Property	Square Feet	Industry/Technology Practices Covered/Services Provided
1.	Mumbai
	Owned	130,474
	Leased	53,174
	Total Mumbai	183,648	Manufacturing, Financial Services, Other, Product Engineering Services
2.	Pune
	Owned	75,477
	Leased	232,473
	Total Pune	307,950	Insurance, Manufacturing, Communications, media and utilities, Other, Enterprise Application Systems, Enterprise Systems Development
3.	Gandhi Nagar
	Owned	37,000	Insurance, , Other
4.	Chennai
	Owned	148,000	Financial Services, Manufacturing, retail and distribution
5.	Noida
	Owned	460,000
	Leased	41,100
	Total Noida	501,100	Financial Services, BPO
6.	Hyderabad
	Owned	8,497
	Leased	89,000
	Total Hyderabad	97,497	Communications, media and utilities
7.	Bangalore
	Leased	114,300	Manufacturing, retail and distribution, Product Engineering Services
8.	Thane
	Owned	91,159
	Leased	176,252
	Total Thane	267,411	Insurance, Manufacturing, retail and distribution, Financial Services, Enterprise Application Systems
9.	Airoli
	Owned	462,845	Enterprise Application Systems, Product Engineering Services, Financial Services, Others

	Total	2,119,751

We currently have capacity for approximately 21,000 professionals at these facilities. As of December 31, 2009, we had used approximately 58 % of our existing office space in our operations.

Most of our global branch offices located outside of India are used for sales and marketing.

We have 28 sales and marketing offices located in the following locations:

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

The Navi Mumbai, and the Chennai facilities are expected to accommodate up to 14,000 and 10,000 engineers, respectively, when fully completed. We estimate that we may spend an aggregate of approximately $ 140 million to complete these two projects. Phase I of the Navi Mumbai facility, having a capacity of 4,300 seats, is complete and occupied. Phase I of the Chennai facility, having a capacity of 1,200 seats, is complete and partially occupied.

Construction of the Noida SEZ facility is completed with capacity to accommodate 3,200 Seats and is partially occupied.

As of December 31, 2009, we had spent approximately $ 101.3 million on the knowledge parks. The estimated amounts (net of advances) remaining to be executed on contracts in relation to capital expenditure for the construction of various facilities, aggregated approximately to $ 55.6 million as of December 31, 2009 which will be executed over 3 years. We anticipate that expenditures for our expansion plans will total approximately $ 20 to $25 million in 2010.

In continuation of our policy to have our own campus operations, we have acquired land in Pune, Hyderabad and Kolkata in addition to our campuses in Mumbai Chennai and Noida. These facilities when fully built are expected to have a seating capacity for approximately 25,000 professionals.

For the Chennai facility, we have entered into a lease dated September 30, 2004 with the State Industrial Promotion Corporation of Tamil Nadu, or SIPCOT. We have acquired 18.75 acres of land near Chennai for a lease term of 99 years to establish a project in connection with software development and support services. According to the terms of the agreement, we require SIPCOT’s prior approval for any change in the composition of our Board of Directors that causes a change in ownership or management. Further, for the Mumbai facility we have entered into license agreements dated February 10, 2005, with the Maharashtra Industrial Development Corporation, or MIDC. We have been granted licenses to construct facilities over 50 acres of land in a phased manner in Navi Mumbai. Our occupation of the land is subject to entering into a lease agreement with a term of 95 years. We have entered into lease agreements for 15 acres and will soon be entering into lease agreements for 35 acres. This land may only be used for activities related to the information technology industry.

ITEM4A. UNRESOLVED STAFF COMMENTS

None

ITEM5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are a leading Indian provider of information technology services. We deliver a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India, which we call our global delivery model. We offer our services to customers through industry-focused practices, including insurance, manufacturing, retail and distribution, communications, media and utilities and financial services, and through technology focused practices. Within these practices, our service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

Our revenues grew from $ 450.3 million in 2005 to $ 655.9 million in 2009, representing a CAGR of 9.9%. Our net income grew from $ 60.9 million in 2005 to $ 119.8 million in 2009, representing a CAGR of 18.4%. Our total number of employees was 11,802 as of December 31, 2005 and 13,995 as of December 31, 2009 We are investing in new high-tech facilities, which we refer to as “knowledge parks”, designed for expanding our operations and training our employees. As of December 31, 2009, we had 235 sales and marketing personnel supported by dedicated industry specialists in 28 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

Our industry segments comprise of financial services, insurance services, manufacturing, retail and distribution companies, communications, media and utilities and technology practice (comprising of product engineering). We evaluate segment performance and allocate resources based on revenue growth. We categorize revenue in relation to segments based on items that are individually identifiable with that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably. Fixed assets used in our business or liabilities contracted have not been identified with any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

Our management evaluates our results of operations by examining financial and operating data in a variety of categories, including our industry and technology practices, onsite and offshore revenues, type of contract, type of customer and geographic region. We manage and market our business according to our industry and technology practices.

We have also developed technology practices that offer research, design and development services for product engineering and to ISVs. Our service lines support both our industry and technology practices. We do not, however, treat our service lines as separate components of our business for financial reporting purposes.

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

The global economic downturn in fiscal 2009 was widespread, leading to economic contraction in many industries and geographies where we operate. It also impacted the buying behavior of our clients and our revenue mix. In addition we have experienced pricing pressures as some of our customers requested pricing changes through volume discounts or by reducing base prices. In order to provide competitive pricing to our customers, we have endeavored to shift the delivery of our services from onsite locations to low cost offshore delivery centers at the same time managing the price softening expectations from our customers.

As of December 31, 2008,11,928 of 14,894 total employees were located in India and as of December 31, 2009, 11,264 of 13,995 total employees were located in India. We measure our service efforts that can be billed to clients in units of billed person-months. The number of offshore billed person-months has increased as a percentage of total billed person-months from 71.2% in 2008 to72.6% in 2009.

To some extent, the onsite/offshore breakdown by billed person-month varies by industry and technology practices as is illustrated in the table below. For example, insurance and communications, media and utilities employ a higher level of onsite personnel than other industry and technology practices. Within our industry and technology practices, our offshore and onsite breakdown by billed person-month is as follows:

	Year ended December 31, 2008			Year ended December 31, 2009
	Onsite Billed Person- months	Offshore Billed Person- months	Total	Onsite Billed Person- months	Offshore Billed Person- months	Total
Financial Services	4,008	15,637	19,645	4,265	11,660	15,925
Insurance	9,962	19,726	29,688	10,582	24,512	35,094
Manufacturing, retail and distribution (1)	9,698	24,077	33,775	8,682	25,457	34,139
Communications, media and utilities(2)	6,270	8,285	14,555	5,095	7,938	13,033
Product Engineering	4,693	17,870	22,563	3,738	16,350	20,088
Total	34,631	85,595	120,226	32,362	85,918	118,280

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

Revenues by Industry Segments

Our operations pertain to provision of IT services and solutions to customers belonging to various industries such as insurance, manufacturing, retail and distribution, communications, media and utilities and financial services and also to technology practices. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information.

We derive a significant proportion of our revenues from clients in the insurance, manufacturing, retail and distribution, communications, media and utilities and financial services industries. In addition, we market our services to clients through our technology practices, comprising our product engineering practice. The following table indicates the breakdown of our revenues by our industry and technology practices:

	Year ended December 31,
Industry Segments	2007	2008	2009
Industry Practice
Insurance	23.6%	24.7%	29.7%
Manufacturing Retail & Distribution (1)	27.0%	28.9%	29.0%
Financial Services	14.1%	12.8%	12.8%
Communications, Media and Utilities(2)	18.3%	17.9%	13.5%
Technology Practice
Product Engineering	17.0%	15.7%	15.0%
Total	100.0%	100.0%	100.0%

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

Revenues by Contract Type

Our revenues are recorded either on a time-and-material, or T&M, basis or a fixed-price basis. The following table shows our revenues by contract type:

	Year ended December 31,
	2007	2008	2009
Time-and-Material	67.6%	64.0%	59.4%
Fixed Price	32.4%	36.0%	40.6%
Total	100.0%	100.0%	100.0%

Our fixed price business has increased from 32.4% in 2007, 36.0% in 2008 to 40.6% in 2009, which is in line with our operating focus as we help clients optimize their cost structures.

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

A large proportion of our revenues from fixed-price contracts are from fixed-price SLAs. A large proportion of our fixed-price SLAs are application maintenance and support projects, as to which work and cost estimates have been fairly predictable. Our revenues from fixed-price SLAs were 22.2% 22.7% and 29.5% in 2007, 2008 and 2009, respectively.

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

Revenues by Top Customers

As illustrated in the table below, a significant proportion of our revenues are derived from a small number of clients. In recent years, however, we have diversified our client revenues as a result of various initiatives, including our addition of new strategic clients, our focus on additional industry practices, our development of technology practices and our expansion of the range of service lines we offer. As of December 31, 2009 and 2008, we had 92 clients, each of whom generated revenues of $ 1.0 million or more, compared to 84 in 2007.We expect that this trend toward greater client diversification will continue.

	Fiscal year ended December 31,
	2007	2008	2009
State Farm Insurance	9.1%	9.8%	11.9%
General Electric	11.8%	10.7%	10.3%
Top 5 Clients	34.8%	32.7%	36.5%
Top 10 Clients	47.6%	45.6%	49.7%

Revenues by New and Existing Customers

Repeat business accounted for 92.4%, 93.0% and 94.0% of our revenues in, 2007, 2008 and 2009. Each customer is treated as a new customer for the quarter in which it first starts business with us and continues to remain as a new customer for the four succeeding quarters. The revenues in any quarter from customers other than new customers are termed as repeat business.

The following table indicates the breakdown of revenues we derive from new customers and existing customers.

	Year ended December 31, 2009
	Existing Customers	New Customers	Total
	($ in millions)
Industry Practice
Insurance	193.0	2.1	195.1
Manufacturing, retail and distribution (1)	177.9	12.3	190.2
Financial Services	70.5	13.6	84.1
Communications, media and utilities(2)	84.4	4.0	88.4
Technology Practice
Product Engineering	90.5	7.6	98.1
Total	$616.3	$39.6	$655.9

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

	Fiscal year ended December 31,
	2007	2008	2009
United States	77.9%	75.9%	78.9%
Europe	14.7%	15.7%	12.7%
India	0.8%	0.9%	1.0%
Japan	3.0%	3.5%	3.5%
Others	3.6%	4.0%	3.9%
Total	100.0%	100.0%	100%

Expenses

Cost of Revenues

Cost of revenues represented 67.9% , 68.3% and 64.2% of our revenues in 2007, 2008 and 2009. Our cost of revenues largely consists of costs relating to our software professionals, including salary and other compensation and benefits expenses, travel expenses, immigration expenses, data communications expenses, computer and software expenses and depreciation. Cost of revenues also includes the cost of subcontractors.

The principal component of our cost of revenues is the salary cost of our software professionals. A majority of our software professionals are located in India since the labor costs in the IT services industry in India have historically been lower than in the United States and other countries where our customers are located. The majority of our compensation costs relate to salaries of software professionals located in the United States and those other countries, as we charge higher rates and incur higher compensation cost for services rendered in countries where our customers are located We seek to maintain salary levels in accordance with prevailing trends in our industry.

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

The utilization rates of our software professionals also affect our gross profits. We define employee utilization as the proportion of total billed person-months to total available person-months, including employees in training and holiday and vacation time, and excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of software professionals assigned to a project varies according to the size, complexity, duration, and demands of the project. Our utilization rates for the years ended

December 31, 2007, 2008 and 2009 were 72.4%, 72.1% and 74.9%. We try to minimize the cost impact of unutilized capacity by ensuring that a majority of our unutilized capacity is attributable to software professionals based in India.

We incur immigration costs due to the onsite component of work performed on projects. We expect immigration expenses to increase due to increases in visa filing costs generally commensurate with our growth and increases in visa filing fees in the United States. We expense costs related to immigration as incurred.

The addition of planned new facilities and physical infrastructure, including our knowledge parks in India, these new facilities will increase our depreciation expenses. However, we expect that the increased depreciation will largely be offset by reduced rental costs resulting from a shift from existing rental facilities to the new facilities. These new facilities will provide a consolidated location for our existing employees and new employees as we expand our service offerings.

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

Selling, general and administrative expenses represented 17.7%, 18.5% and 18.9% of our revenues in 2007, 2008 and 2009, These expenses comprise an important element of our sales strategy, as we seek to ensure that senior management personnel are based in client locations and continue to invest in developing our sales and marketing presence in key markets. We expect selling, general and administrative expenses to continue at current levels as a proportion of revenues. We continue to invest in sales and marketing and in building brand awareness, leading to a slight increase in sales and marketing expenses as a proportion of revenues. We have started to transfer a larger part of our general and administrative expenses offshore to India as the scale of our operations increases. We expect to achieve improved efficiencies in general and administrative expenses as a result of this transfer and economies of scale resulting from our recent growth. Accordingly, we expect our increased selling expenses to be partially offset by a decrease in our general and administrative expenses.

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

We seek to mitigate the effect of exchange rate fluctuation on our operating results by purchasing foreign exchange forward and option contracts. However, these activities do not entirely mitigate the effects of exchange rate fluctuations. Effective May 2004, we designated certain forward and option contracts as cash flow hedges .We defer changes in fair value of designated cash flow hedges and record them as a component of accumulated other comprehensive income until the hedged transactions occur, at which time we recognize the gain/loss in our consolidated statements of income. For details on forward and options contracts outstanding as of December 31, 2009 and 2008, see “Item 11.Quantitative and Qualitative Disclosures about Market Risk — Exchange Rate Risk”.

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

	2007	2008	2009
	($ in millions)
Account Receivables	136.4	111.8	109.4
Unbilled Revenue (UBR)	28.9	24.7	14.0
ADSO including UBR (days)	91	69	69

The ADSO for the year ended December 31, 2009 and 2008 has remained 69 days as compared to 91 days for the year ended December 31, 2007, which is mainly due to the consistent efforts made by the management on timely collections from the customers due to the credit crisis prevailing in the global markets.  The following table presents a profile of our accounts receivable, net of reserves in terms of days for which accounts receivable have been outstanding:

	2007	2008	2009
	($ in millions)
Period in days
0-90	116.1	102.7	104.9
91-180	17.2	6.7	4.2
More than 180	3.1	2.4	0.3
Total	136.4	111.8	109.4

In 2007, 2008 and 2009, provision of doubtful debts was $ 1.2 million, $ 1.6 million and $2.3 million respectively.

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

Currently, we benefit from tax holidays given by the Government of India for the export of IT services from specially designated software technology parks, or STPIs, and special economic zones, or SEZs, in India. As a result of these tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. The aggregate benefit of this tax holiday with respect to our net income was $ 28.9 million, $ 27.3 million and $27.1 million for 2007, 2008 and 2009 respectively. The tax benefits available for some of our facilities on account of tax holidays have expired and certain others will expire upon completion of 10 years or March 31, 2011. However the tax holiday for the export of IT service from our SEZ unit will continue to get tax holidays for 15 years from date of commencement of operations as described above... Consequently, we expect our effective tax rate to increase.

In December 2008, we received a demand of approximately Rs 458.7 million for the Assessment Year 2003-04 including an interest demand of Rs 258.6 million ($9.9 million including an interest demand of approximately $5.6 million) and another demand in January 2009 of approximately Rs 1,131.8 million for the Assessment Year 2005-06 including an interest demand of approximately Rs 422.0 million ($24.3 million including an interest demand of approximately $9.1 million). These new demands concern the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961(‘ACT’) as per earlier assessments. We have filed an appeal with the tax authorities and a stay of demand has been granted until February 28, 2010 or settlement of appeal whichever is earlier.

As per stay of demand order, through December 2009, we have paid sum of Rs. 66.0 million ($1.4 million) for the Assessment Year 2003-04 and Rs.171.0 million ($3.7 million) for the Assessment year 2005-06 as regards Indian income, the matter under appeal. We consider these demands as not tenable against us and, therefore, no provision for this tax contingency has been established.

The tax department had earlier rejected our claim under section 10A of the Act and raised a demand of approximately Rs. 630.2 million ($13.5 million including an interest demand of approximately $4.1 million) for Assessment Year 2004-05 and Rs. 261.7 million ($5.6 million including an interest demand of approximately $3.1 million) for Assessment Year 2002-03 in December 2006 and December 2007, respectively. However on appeal, in 2008 the CIT (Appeal) had allowed the claim under section 10A of the Act. The Indian Income tax department has appealed against the CIT (Appeal’s) orders in respect of assessment year 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

In December 2009 the Indian Income tax department has issued draft assessment order for Assessment Year .2006-07 disallowing 10A deduction of the Indian Income Tax Act, 1961as per the earlier assessments, as well as making a Transfer Pricing Adjustment for our BPO operations. The Company has filed the objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the Income Tax Act, 1961. Management considers these disallowances as not tenable against the Company, and, therefore, no provision for this tax contingency has been established.

The provisions of the Indian Income Tax Act of India are amended on an annual basis by enactment of the Finance Act. The Finance Act, 2009 has not changed the effective tax rate of 33.99%. The Finance Act, 2009 has increased the short term Capital Gain tax from 10% to 15%, as well as increased Minimum Alternative Tax (MAT) from 11.33 % to 16.995% (including surcharge and cess). In addition, we may also be subject to changes in taxation resulting from the actions of applicable income tax authorities in India or from Indian tax laws that may be enacted in the future. For example, we may incur increased tax liability as a result of a determination by applicable income tax authorities that the transfer price applied to transactions involving our subsidiaries and the Company was not appropriate.

Any increases in our effective tax rate, as a result of the expiration of tax benefits we currently enjoy, changes in applicable tax laws or the actions of applicable income tax or other regulatory authorities could materially reduce our profitability.

During the year we received a favorable order from the Income Tax Appellate Tribunal allowing the set off of losses of 10A units against Business Income. Based on this the Company has reversed the tax provisions amounting to $ 2,459,012 relating to the above matter for all years up to tax fiscal year ended March 31, 2006.

The US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni Americas Inc. and for the years ended March 31, 2003, 2004 and 2005 of our US branch in 2008 and during the year ended December 31, 2009, completed its assessment of tax returns for the years ended 2005 and 2006 of Patni Americas Inc.

Based on the completion of assessment of these years, we reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for the latter years based on the experience gained from the tax examination and accordingly, the following amounts have been included in the income statement for the fiscal year ended December 31, 2008 and 2009 as a change in estimate:

	December 31,2008	December 31, 2009

Reduction of accrual for payroll taxes (1)	$(2,769,567)	$(1,157,726)

Reduction in interest expense (2)	(6,497,329)	(1,616,046)

Increase in Interest expense	560,507	—

Reduction in other expense (3)	(1,092,687)	(231,545)

Reduction in income taxes – current	(12,496,744)	(9,423,496)

Increase in income taxes – deferred	4,112,604	1,109,509

	$(18,183,216)	$(11,319,304)

(1) Included under cost of revenues

(2) Included under Interest expense reversed

(3) Included under other income/expense

During the year ended December 31, 2009, the statute of limitation period applicable to tax return of our US Branch, for the year ended March 31, 2006,expired as on December 15, 2009 i.e on expiry of 3 years from the date of filing, which was December 15, 2006. We have therefore reversed the tax exposure reserves for taxes and interest amounting to $7,185,539 and $1,191,530, respectively, pertaining our US Branch for the year ended March 2006.

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

Further, as a part of the acquisition, we initiated an incentive plan linked to revenues and margins, for certain specific employees of Taratec and Patni. The incentive payments under this plan will not exceed $3.5 million through June 2010. Since, the incentive payments are linked to continuing employment; the payments under the plan are recognized as compensation for post acquisition services. Based on the assessment of the revenue and margin targets achieved until the contractual year ended July 31, 2008, and July 31, 2009 and expected to be achieved for the contractual year ending July 31, 2010, we have concluded that no compensation cost is required to be accrued for these employees.

Logan Orviss Acquisition

On July 2, 2007, we acquired the business and assets of Logan Orviss, an European telecommunications consulting services company. We paid an initial purchase price of approximately $ 8.6 million, including expenses, of which $ 6.5 million has been accounted for as goodwill and $ 2.1 million has been accounted for as customer related intangibles. Further, as a part of the business acquisition, we initiated an incentive plan linked to revenues for certain specific employees. We estimated that incentive payments under this plan will not exceed $13.1 million until June 2010. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognised as compensation costs for post acquisition services. Based on the assessment of the revenue targets achieved for the contractual year ended June 30, 2008,and June 30, 2009 an amount of $0.1 million and $ 0.1 million respectively has been accrued as compensation cost for these employees. Further, based on the assessment of revenue targets expected to be achieved for the contractual year ending June 30,

2010, an additional amount of $0.04 million has been recorded as selling, general and administrative expenses for these employees during the year ended December 31, 2009.

Purchased Intellectual Property

In 2007,we acquired from one of our major customers, the worldwide rights for a software proprietary intellectual property rights, or the IPR. The IPR enables communication service providers to offer customer management, retail point-of-sale and billing services for a variety of products and services. The cost of acquisition of the IPR amounting to $ 20.3 million (GBP 10 million) has been capitalized as an intangible asset and is being amortized over a period of ten years. We intend to use this intellectual property for the purposes of software licensing, provision of reusable IP-led IT services, managed services and provision of hosted or software-as-a-service solutions. A royalty of 5% is payable to the seller on such sales.

, An impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). If the carrying value exceeds the expected undiscounted cash flows of the asset , then the impairment loss to be recognized is the amount by which the carrying value of the asset exceeds the fair value of the asset.

During the year 2009, due to adverse market conditions, we reviewed the recoverability of the carrying amount of IPR in accordance with guidance as mentioned above at the end of June 2009. Based on the results of the recoverability test, the sum of the undiscounted cash flows of IPR expected to result from its use exceeded the carrying amount as a June 30, 2009. As per the accounting policy, we also carried out the annual impairment testing by reviewing the recoverability of the carrying amount of IPR as at December 31, 2009 .Based on the results of the recoverability test, the sum of the undiscounted cash flows of IPR expected to result from its use exceeded the carrying amount as at December 31,2009. We estimated these undiscounted future cash flows that are directly associated with and are expected to arise as a direct result of using the IPR considering current prevailing economic conditions.

Based on the recoverability test, the undiscounted cash flows expected to be received from the continuing use of IPR of $ 26.4 million exceeded its carrying value of $ 15.8 million and hence a comparison of the carrying value to the fair value of the IPR was not required as at December 31, 2009.

We routinely carry out an internal and external validation of useful life of the asset which is determined to be as remaining 8 years and continue to amortize the carrying cost based on a 10 year amortization schedule. We plan to use the IPR for cross vertical services and have built in projections of revenues after considering all facets or market conditions and vertical service offerings.  While we have not generated direct cash flows from this IPR to date, we are actively engaged in a few prospects with active proposals at the end of December 31, 2009. Results of these proposals will have a bearing on our ability to realize projected cash flows in next period, failing which we may have to recognize an impairment loss of the asset based on the tests as described above.

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

Phase I of the Navi Mumbai facility, with a capacity of 4,300 seats, is complete and occupied. Phase I of the Chennai facility, with a capacity of 1,200 seats, is complete and partially occupied. Construction of the Noida SEZ facility with capacity to accommodate 3,200 seats is completed and is partially occupied. The Navi Mumbai, Chennai and Noida facilities are expected to accommodate up to 14,000,10,000 and 3,200 engineers, respectively, when fully completed.

In continuation of our policy to have our own campus operations, we have acquired land in Pune, Hyderabad and Kolkata in addition to our campuses in Mumbai Chennai and Noida. These facilities when fully built, are expected to have a seating capacity for approximately 25,000 professionals.

See “Item 4.D. Information on the Company—Property, plant and equipment.”

Buyback of Shares

In 2008, our Board of Directors approved a proposal to repurchase fully paid equity shares to the extent of 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount of Rs. 2,370 million ($53 million) in accordance with the provisions of Sections 77A, 77AA, 77B and other applicable provisions of the Indian Companies Act, 1956 and the provisions of Securities and Exchange Board of

India (Buy-back of Securities) Regulations, 1998 the (“Buy Back Regulations”), for which necessary public announcements were made in April 2, 2008.

During 2008 we repurchased a total of 10,957,082 equity shares through the Bombay Stock Exchange Limited and the National Stock Exchange  Limited for an aggregate consideration of Rs. 2,370 million ($ 53 million) which was 100% of the amount authorized for such buy back. Subsequently, we extinguished the equity shares so bought back by us as per the requirements of Section 77A of the Indian Companies Act, 1956.

Our retained earnings include profits aggregating Rs. 21.9 million ($ 0.4 million) set aside as Capital Redemption Reserve as required by the Indian Companies Act, 1956  pursuant to the repurchase which can be utilized by us only for the purpose of issuing fully paid bonus shares.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues, calculated from our consolidated financial statements:

	Year ended December 31,
	2007	2008	2009
Revenues	100%	100%	100%
Cost of revenues	67.9%	68.3%	64.2%
Gross profit	32.1%	31.7%	35.8%
Selling, general and administrative expenses	17.7%	18.5%	18.9%
Foreign exchange (gain)/loss, net	(3.5)%	2.5%	1.5%
Operating income	17.9%	10.7%	15.4%
Interest and dividend income	1.9%	1.8%	1.7%
Interest expense	(0.5)%	(0.2)%	(0.2)%
Interest expense reversed	—	0.9%	0.4%
Gain on sale of investments, net	1s %	1.3%	1.4%
Other income (expense), net	0.3%	0.3%	0.3%
Income before income taxes	20.6%	14.8%	19%
Income taxes	3.3%	0.7%	0.7%
Net income	17.3%	14.1%	18.3%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

Our revenues were $ 655.9 million in 2009, representing a decrease of 8.8% from revenues of $ 718.9 million in 2008 which was mainly on account of overall volume decline of 4.6%, pricing decline of 2.2 % and foreign exchange impact of 1.8%. Revenues from existing customers contributed $616.3 million and new customers contributed $ 39.6 million to our revenues. This represented a decrease of 8.1% in revenues from existing customers and decrease of 17.6% in revenues from new customers compared to 2008. Reduction in revenues from our existing operations was attributable to a decrease of 1.6 % in the total billed person-months from work performed at both our offshore and onsite locations. Onsite work measured in billed-person months decreased by 6.6 % in 2009 compared to 2008, while offshore work increased 0.4% over the same period. Our active client base is at 272 as of December 31, 2009 as compared to 331 as of December 31, 2008. In addition, the total number of clients that individually accounted for over $ 1.0 million in annual revenues continued to be 92 as of December 31, 2009 and as of December 31, 2008.

During 2009, our revenues from T&M projects decreased by 7.3% over revenues in 2008, while revenues from fixed price contracts increased by 12.8% over the same period.  T&M projects accounted for 59.4% of our revenues in 2009, compared to 64.0% in 2008 and 62.2% of our new business was billed on a T&M basis.

Our client concentration, as measured by the proportion of revenue generated from our top ten clients, increased to 49.7% in 2009 from 45.6% in 2008.  Our largest client contributed 11.9% of our revenues in 2009, compared to 10.7% in 2008.

During 2009, clients in the insurance, manufacturing, retail and distribution, financial services and product engineering services industries continued to contribute a large proportion of our revenues. Revenues from clients in these industries contributed 29.7%, 29.0%, 12.8% and 15% to overall revenues respectively in 2009 as compared to 24.7%, 28.9%, 12.8% and 15.7% respectively in 2008. Our clients in the communications, media and utilities industry contributed to 13.5% of our revenues in 2009 as compared to 17.9% in 2008.

During 2009, we continued to derive a significant proportion of our revenues from clients located in the United States. In 2009 and 2008, we derived 78.9% and 75.9% of our revenues from clients located in the United States.

Cost of revenues

Our cost of revenues was $ 421.3 million in 2009, representing a decrease of 14.2% from $ 491.3 million in 2008. Cost of revenues represented 64.2% and 68.3% of our revenues in 2009 and 2008. Out of the net decrease of $ 69.9 million in cost of revenues, $ 32.5 million was attributable to salary expenses and the remaining decrease was mainly due to a $19.9 million decrease in subcontractor costs. The salary decrease is mainly on account of reduction in headcount onsite and positive impact of rupee depreciation on offshore salaries.The average exchange rate for 2008 was Rs.43.39 as compared to average exchange rate of Rs.48.33 in 2009 resulting in a rupee depreciation of 11.4% which had a positive impact in reducing the cost of revenues in 2009 as compared to 2008 as 39% of our cost of revenues is incurred in Indian rupees.

Gross profit

Our gross profit for 2009 was $ 234.6 million, representing an increase of 3.1% from $ 227.6 million in 2008. Gross profit as a percentage of our revenues increased to 35.8% in 2009 from 31.7% in 2008. The increase in gross profit is attributed to various factors including currency exchange rates, operating efficiencies in terms of various measures such as utilization, reduction and rationalization in operating and discretionary expenses. These measures led to the increase in gross profit by 3.1% over 2008 despite the decline in revenues over 2008 by 8.8%.

Selling, general and administrative expenses

During 2009, our selling, general and administrative expenses were $ 122.0 million, representing a decrease of 6.9% from $ 131.1 million in 2008 and our selling, general and administrative expenses as a percentage of our revenues increased to 18.9% in 2009 from 18.3% in 2008.

During 2009, our sales and marketing expenses were $ 53.8 million, representing an increase of 2.5% from $ 52.5 million in 2008. Personnel costs increased by $ 2.5 million due to the addition to sales and marketing personnel mainly in Japan and Singapore region to strengthen our Asia Pacific footprint. Other selling and marketing costs mainly comprising of foreign travel and conference expenses decreased by $ 1.8 million.

Our general and administrative expenses were $ 68.2 million in 2009, representing a decrease of 13.1% from $ 78.5 million in 2008. Personnel costs decreased in 2009 by $ 3.6 million due to the reduction in headcount of general and administrative personnel. Other general and administrative charges mainly comprising of professional fees, recruitment cost and establishment cost decreased by $ 6.9 million as part of operating efficiency measures as such as reduction and rationalization in operating and discretionary expenses.

Foreign exchange gain/loss

In 2009, we had a foreign exchange loss of $ 9.7 million as against a loss of $ 18.4 million in 2008. The year-end exchange rate in rupees per U.S dollar for 2009 was Rs .46.4 as compared to Rs.48.58 in 2008 resulting in a 4.5% appreciation during the year - end in percentage terms. The average realization rate for rupee per US dollar for 2009 was Rs.46.2 as against Rs.42.3 for 2008. Also in 2008 we had a revaluation loss on tax liability amounting to $4 million as compared to gain of $1.8 million in 2009. This was mainly on account rupee appreciation in 2009 from Rs.48.58 as of December 31, 2008 to Rs.46.40 as of December 31,2009 as compared to rupee depreciation from Rs.39.41 as of December 31, 2007 to Rs.48.58 as of December 31, 2008.  Our dollar-denominated receivables continued to be hedged. Revaluation of foreign exchange exposures mainly mark-to-market of foreign exchange contracts and revaluation of debtors result in a net foreign exchange loss.

Operating income

As a percentage of revenues, operating income increased to 15.4% in 2009 from 10.7% in 2008. Our operating income was $ 100.6 million in 2009, representing an increase of 31.4% from $ 76.6 million in 2008 which is mainly due to a lesser foreign exchange loss of $ 9.7 million in 2009 as compared to a foreign exchange loss of $ 18.4 million in 2008 and other operating efficiency measures such as utilization, reduction and rationalization in operating and discretionary expenses.  The exchange rate between the rupee and dollar has fluctuated substantially in recent years and may continue to do so in future. We are unable to predict the impact that future fluctuations may have on our operating margins.

Other income (expense)

Other income (expense), reflects interest and dividend income, interest expense, interest expense reversed, net gain on sale of investments and other income or expense, net. In 2009, our gain on sale of investments was $ 9.5 million as compared to $9.7 million in 2008. In 2009, our interest and dividend income were $ 11.2 million as compared to $ 13.0 million in 2008. In 2009 we had an interest expense reversal of $2.8 million as a result of the completion of assessment by the IRS for years 2005 and 2006 with regard to Patni Americas Inc. amounting to $1.6 million and $1.2 million on account of expiry of statute of limitation for year ending March 2006 with regard to US Branch and in 2008 we had an interest expense reversal of $6.5 million as a result of the completion of assessment by the IRS for years 2003 and 2004 with regard to Patni Americas Inc. and March 2003, 2004 and 2005 with regard to US Branch. Our other income (expense), net was $ 1.9 million in 2009, as compared to $ 2.6 million in 2008 resulting in a decrease of $ 0.7 million.

Income taxes

We made a tax provision of $ 4.7 million for income taxes in the year 2009 which included, reversal of $8.3 million on account of completion of IRS assessment with regard to Patni Americas Inc. for years 2005 and 2006, reversal of $7.0 million on account of expiry of statute of limitation with regard to year ended March 2006 of our US branch and also included a reversal of $2.5 million on account of favourable order received by us from Indian Income tax Appellate Tribunal allowing a set off of section 10A losses against the taxable business income . (See “Item 5.A Operating Results -Taxes”). In 2008 we made a provision of $5.2 million which included a reversal of $8.4 million on account of completion of assessment by IRS for yearend 2003, 2004 for Patni Americas Inc and for year ended March 2003, 2004 and 2005 of our US branch. Hence our reported tax rate for the year 2009 was 3.8% as against 4.9% for the year 2008. Our normalized effective tax rate (excluding tax reversals) was 18.8% as compared to 14.0%. for the year 2008, which was mainly due to the expiry of income tax benefit for some of our STPI units in India.

Net income

Our net income was $119.8 million in 2009, representing an increase of 18.1% from $ 101.4 million in 2008. As a percentage of our revenues, net income increased to 18.3% in 2009 from 14.1% in 2008. The increase in the net income is mainly due to the reasons explained above.

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

During 2008, clients in the insurance, manufacturing, retail and distribution, product engineering services and financial services industries continued to contribute a large proportion of our revenues. Revenues from clients in these industries in 2008 increased by 13.2%, 16.2%, 0.3% and decreased by 2.2% as compared to 2007 and contributed 24.7%, 28.9%, 15.8% and 12.8% to overall revenues, respectively. Our other industry practices including communications, media and utilities contributed 17.9% and 18.3% of our revenues in 2008 and 2007.

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

As of December 31, 2009, we had $ 63.4 million in cash and cash equivalents, $ 357.2 million invested in units of liquid mutual funds, $ 8.0 million invested in units of mutual fund (fixed maturity plans) and $ 10.7 million invested in other investments.. As of December 31, 2008, we had $ 60.1 million in cash and cash equivalents, $ 152.9 million invested in units of liquid mutual funds, $ 90.6 million invested in units of mutual fund (fixed maturity plans) and $ 2.1 million invested in other investments. As of December 31, 2009 and 2008, we have not incurred any exit fees on investments in mutual fund units of fixed maturity plans. The investments portfolio mainly consist of investment in various debt mutual funds and certificate of deposits with banks in India .

Our working capital (comprising current assets excluding cash and cash equivalents and investments less current liabilities) as at December 31, 2009 and at December 31, 2008 was $ 53.4 million and $ 18.4 million, respectively. Our working capital is sufficient to meet our present business and operational requirements. We had no outstanding bank borrowings or long-term debt as of such date. Net cash provided by operating activities was $137 million, $ 149.3 million and $ 111.3 million in the years ended December 31, 2009, 2008 and 2007, respectively. The adjustments for the year ended December 31, 2009, to reconcile the $ 119.8 million net income to net cash provided by operating activities, consisted primarily of depreciation and amortization of intangible expense of $ 26.2 million and deferred tax credit of $ 8.9 million and gain from sale of investments of $ 9.5 million. The adjustments for the year ended December 31, 2008, to reconcile the $ 101 million net income to net cash provided by operating activities, consisted primarily of depreciation and amortization of intangible expense of $ 27.7 million and deferred tax credit of $ 9.2 million and gain from sale of investments of $ 9.7 million. The adjustments for the year ended December 31, 2007, to reconcile the $ 114 million net income to net cash provided by operating activities, consisted primarily of depreciation expense of $ 25.0 million and deferred tax credit of $ 10.1 million and gain from sale of investments of $ 6.4 million.  The increase in depreciation was due to an increase in investment in property, plant and equipment to develop and expand our existing as well as new facilities. The net asset base was $147.6 million, $ 150.9 million, and $ 171.0 million in the years ended December 31, 2009, 2008 and 2007, respectively. Provision for bad debts was $ 2.3 million, $ 1.6 million and $ 1.2 million for the year ended December 31, 2009, 2008 and 2007, respectively.

Adjusted days of sales outstanding remained at 69 days for the year ended December 31, 2009 and 2008 respectively as compared to 91 days in the year ended December 31, 2007. Net accounts receivable and unbilled revenue decreased by $15million and $ 6.7 million for the year ended December 31, 2009 and December 31, 2008 respectively which is mainly due to the consistent efforts made by the management on timely collections from the customers due to the credit crisis prevailing in the global markets and increased by $ 21.8 million in 2007.

Current assets and other assets increased by $4.6 million during the year ended December 31, 2009 and decreased by $ 19.3 million for the year ended December 31, 2008 and increased by $ 20.4 million for the year ended December 31, 2007. Cash outflows for the year ended December 31, 2009 were mainly on account of payment of $ 5.3 million in respect of deposit with tax authorities, and $ 2.3 million on account of derivative contracts. Cash inflows for the year ended December 31, 2008 were mainly on account of refund of $ 6.8 million in respect of deposit with tax authorities, and $ 13.2 million on account of settlement of derivative contracts. Cash outflows for the year ended December 31, 2007 were $ 6.8 million in respect of deposit placed with tax authorities in India, $ 10.2 million in derivative contracts and cash inflows for the year ended December 31, 2007 was mainly on account of the $ 0.9 million in gratuity asset.

Accounts payable and accrued expenses decreased by $1.3 million for the year ended December 31, 2009 and increased by $ 8.5 million for the year ended December 31, 2008, compared to an increase of $ 6.3 million in 2007. The decrease in 2009,is on account of reduction of $0.5 million in trade accounts payable and reduction of $0.8 million accrued expenses. The reduction in accrued expenses of $0.8 million is mainly on account of reduction of 1.2 million in sub-contractor cost, reduction of $1.0 million in data link, reduction of $3.7 million in facility related cost which is offset to some extent by increase in accruals pertaining to employee related expenses of $ 5.2 million..

Our billings in excess of costs and estimated earnings on uncompleted contracts, which represent billings in excess of revenues that are recognized, decreased by $0.5 million in the year ended December 31, 2009 and increased by $ 3.1 million and $ 0.06 million in the year ended December 31, 2008 and 2007, respectively.

Taxes paid were $ 29.5 million, $ 17.0 million and $23.3million as against a tax provision of $ 31.9 million, $ 14.4 million and $13.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Other current liabilities and other liabilities decreased by $5.3 million during the year ended December 31, 2009. The decrease in the year ended December 31, 2009 resulted from decrease of $ 6.3 million in derivative liabilities and accrual vacation by $2.3 million, while increase in provision for volume discounts by $4.9 million. Other current liabilities and other liabilities increased by $ 4.4 million and $8.2 million during the year ended December 31, 2008 and 2007 respectively.  The increase in the year ended December 31, 2008 resulted from increase of $ 7.0 million in derivative liabilities, $ 2.8 million increase in leave encashment provision, $ 1.9 million increase in sales discounts,$ 2.6 million increase in statutory liabilities for tax deducted at source on payroll and Value Added Tax (VAT) payments,  $ 1.4 million increase in provision for pension and reduction of $ 11.2 million in other liabilities on account of reversal of payroll and related taxes, interest and penalty due to completion of assessment by the IRS for years 2003 and 2004.The increase during the year ended December 31, 2007 resulted from increase of $ 2.1 million in leave encashment provision, $ 2.2 million increase in deferred revenue, $ 2.7 million increase in other liabilities on account of advance received on sale of furniture at India (Vashi) location, $ 1.0 million increase in advance from customer and $ 1.9 million decrease in other current liabilities.

Net cash used in investing activities was $ 132.7 million for the year ended December 31, 2009, $ 35.5 million for 2008 and $ 130.0 million for 2007. Net cash used in the acquisition of property, plant and equipment for the years ended December 31, 2009, 2008 and 2007 was $19.0 million, $ 43.4 million and $ 61.9 million, respectively on account of the purchases of new facilities and expansion of our existing facilities. Net purchases of investment securities amounted to $114.0 million and $14.8 million for the year ended December 31, 2009 and December 31, 2007 respectively as against net sale of investment securities of $ 4.0 million for the year ended December 31, 2008. Net cash used in investing activities in 2007 included $ 21.4 million for the acquisition of Logan Orviss and Taratec, net of cash acquired, $ 20.4 million for acquisition of technology related intangibles from one of our major customers and additional purchase consideration to Cymbal shareholders amounted to $ 12.4 million for the year ended December 31, 2007.

Net cash used in financing activities was $3.1 million, $ 64.6 million and $ 8.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. We paid $ 9.3 million as dividends, including dividend tax, on our equity shares in the year ended December 31, 2009. We received proceeds of $ 5.5 million from our employee stock option plan during the year ended December 31, 2009. We spent $ 53.1 million on purchase of common stock and paid $ 11.4 million as dividends, including dividend tax, on our equity shares in the year ended December 31, 2008. We received proceeds of $ 0.2 million from our employee stock option plan during the year ended December 31, 2008. We paid $ 11.9 million in dividends, including dividend tax, on our equity shares in the year ended December 31, 2007. We received proceeds of $ 3.2 million from our employee stock option plan during the year ended December 31, 2007.

.We anticipate capital expenditures of between approximately $ 20 million to $ 25 million in 2010, principally to finance the construction of our new knowledge park facilities in Pune, Phase II of Navi Mumbai, Chennai and other facilities and physical infrastructure in India. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated approximately to $ 55.6 million at December 31, 2009 to be spent over a three year period. See ‘‘Item 4.D. Information on the Company—Property, plant and equipment.’’ We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and, accordingly, may require additional financing to meet our requirements. We believe that a sustained reduction in IT spending, a longer sales cycle or an economic downturn in any of the various industry segments in which we operate, or a combination of these events, could result in a decline in our revenues and adversely affect our liquidity and capital resources.

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

Accounting Estimates

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We primarily make estimates related to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, our future obligations under employee retirement and benefit plans, useful lives of property, plant and equipment and intangible assets, estimate of future cash flows used in assessing for impairment of assets, deferred tax assets and liabilities and provisions for contingencies and litigation.

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

Business Combinations, Goodwill and Intangible Assets

We account for business combinations using the purchase method of accounting for all business combinations. Intangible assets acquired in a business combination are recognized and reported separately from goodwill. Accounting for contingent consideration based on earnings or other performance measures is a matter of judgment that depends on the relevant facts and circumstances. If the substance of the contingent consideration is to provide compensation for services, use of property, or profit sharing, we account for the additional consideration as an expense of the appropriate period. Otherwise, the additional consideration paid is recorded as an additional cost of the acquired business.

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business. We assign all the assets and liabilities of the acquired business, including goodwill, to reporting units.

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

We perform our annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. Based on the results of its annual impairment tests, we determined that no impairment of goodwill existed as the fair value of the goodwill substantially exceeds the carrying value as of December 31, 2009 or December 31, 2008.

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

Our deferred tax liabilities mainly arise from taxable basis differences in intangible assets and undistributed earnings of branch, property, plant and equipment, unrecognized gain in available for sale securities and costs and estimated earnings in excess of billings on completed contracts. Our deferred tax assets comprise assets arising from our accrued expenses, provisions for doubtful accounts receivable and from ultimate realization of the tax asset that may be dependent on the availability of future capital gains. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences as of December 31, 2009 in the future. The ultimate amount of deferred tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate, or future changes in operating results.

To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. The net change in valuation allowance in the year 2009 is mainly on account of creation of valuation allowance against deferred tax asset recorded on business loss carry forwards for subsidiaries in UK, Mexico and Singapore amounting to $ 2.5 million, $0.2 million and $ 0.2 million respectively. Additionally we has set up a valuation allowance on deferred tax asset recorded on long term capital loss arising on investment in available for sale securities amounting to $0.7 million.

From January 1, 2007, we recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Tax exposures can involve complex issues and may require an extended period to resolve. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Stock-based compensation

Effective January 1, 2006, we recognize compensation expense relating to share-based payments to be recognized in net income using a fair value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on an accelerated basis over the requisite service period, which is generally the vesting period. We implemented this fair value model using the modified prospective method and, therefore, prior periods were not restated. Under the modified prospective method, the fair value accounting was applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted equity-based awards for which the requisite service had not been rendered as of January 1, 2006. We granted stock options under the ‘Patni ESOP 2003’ -Revised 2006.

The fair value of each option is estimated on the date of grant using the Black-Scholes model. We use the simplified method to estimate the expected term of the instruments in the option valuation model which is based on the vesting term and contractual term of the option as we do not have sufficient historical data on option exercise.

Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company’s publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant.

Prior to the adoption of fair value accounting, we were required to record benefits associated with the tax deductions in excess of recognized compensation cost as an operating cash flow. However SFAS 123R requires that such benefits be recorded as a financing cash inflow.

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

On August 18, 2009, a further amendment was made to the Indian Income Tax Act, with retroactive effect from April 1, 2009, abolishing the provisions of FBT. Thus, for any exercises of stock options by the employee on or after April 1, 2009, the shares issued, or allocated and transferred by the Company, are no longer subject to FBT.

Since the abolition of the provisions of FBT, such deemed increase to the stock option exercise price is no longer necessary. This change has been accounted for as a modification in the exercise price of the existing share-based compensation plans. Accordingly, the difference in the fair value of the unvested outstanding options immediately before the modification and after the modification will be recognized as incremental share-based compensation over the remaining vesting period. For the options vested and outstanding as on the date of modification, the incremental cost has been recognized immediately on the date of modification.

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

As of December 31, 2009, there were no gains or losses on derivative transactions or portions thereof that were either ineffective as hedges, or associated with an underlying exposure that did not occur.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Recently Adopted and Issued Accounting Pronouncements under U.S.GAAP

Please refer note 2.39 to 2.48 to our consolidated financial statements for the full description of the recent accounting pronouncements, including the respective dates of adoption and the effects on our results of operations and our financial condition.

5.C. Research and development, patents and licenses, etc.

Research and development expenditures for the years ended December 31, 2007, 2008 and 2009 were $2.1 million, $1.7 million and $1.2 million respectively . For a description of our research and development initiatives, see “Item 4.B. Information on the Company—Business Overview - Innovation.”

5.D. Trend information

Other than as described in “Item 3.D. Key information—Risk Factors”, “Item 4. Information on the Company” and “Item 5 Operating and Financial Review and Prospects” and elsewhere in this Annual Report, to our knowledge there are no known trends or uncertainties that have or had or are expected to have a material adverse impact on our revenues or income from continuing operations or profitability or liquidity or capital resources, or that could cause reported financial information not necessarily indicative of future operating results or financial condition.

5.E. Off-balance sheet arrangements

We currently do not engage in any off- balance sheet arrangements.

5.F. Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations and commercial commitments to make future payments as of December 31, 2009. The following table excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in the normal course of operations.

	Payments due as of December 31, 2009
	Total	Within 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Capital (Finance) Leases	$0.2	$0.1	$0.1	$0.0	—
Operating Leases	$18.4	$6.5	$8.2	$3.7	$0.0
Capital Commitment	$55.6	$10.0	$45.6	—	—
Total Contractual Obligations(1)	$74.2	$16.6	$53.9	$3.7	$0.0

(1) In addition, pursuant to our agreement with Patni Life Sciences Inc. (formerly Taratec), we agreed to pay up to $ 13.2 million as contingent consideration over a three year period ending on June 30, 2010.

5.G. Safe Harbor

This Annual Report contains forward-looking statements. See the section entitled “Special Note regarding Forward Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and senior management

The following table sets forth details regarding our Board of Directors and executive officers:

Name	Age	Position
Mr. Narendra K. Patni(1)(2)(3)(12)	67	Director (Chairman)
Mr. Jeya Kumar (4)	55	Director (Chief Executive Officer)
Mr. Louis T. van den Boog (5)(6)	56	Director
Mr. Gajendra K. Patni(1)(7)	68	Director
Mr. Ashok K. Patni(1)(8)(12)	58	Director
Mr. William O. Grabe(6)(9)(10)	71	Director
Mr. Pradip Baijal (6) (11) (12)(13)	66	Director
Dr. Michael A. Cusumano(12)(13)	55	Director
Mr. Arun Duggal(14)	63	Director
Mr. Pradip Shah(14)	57	Director
Mr. Ramesh Venkateswaran(12)(13)	57	Director
Mr. Vimal Bhandari (14)(15)	51	Director
Mr. Arun Maira (16)	66	Director
Mr. Abhay Havaldar (10)	48	Alternate Director
Mr. Surjeet Singh	41	Chief Financial Officer
Mr. Ajay Chamania	47	Executive Vice-President and Global Head of the Product Engineering Services
Mr. Sunil Chitale	46	Executive Vice President and Global Head — Enterprise Software and Systems Integration
Dr. Anil Gupta (17)	51	Executive Vice President - Global Head — Business Operations
Mr. Satish M. Joshi	54	Executive Vice President - Global Head — Technology & Innovation
Mr. Sanjiv Kapur	50	Senior Vice President - Global Head - BPO & CIS
Mr. Derek Kemp (25)	49	Executive Vice President - President — EMEA
Mr. Vijay P. Khare	52	Executive Vice President and Global Head of AD & AM
Mr. Deepak Khosla	44	Senior Vice President — (President — SAARC)
Mr. Naresh Lakahanpal (18)	45	Executive Vice President — (President — Patni Americas)
Mr. Vijay Mehra (19)	42	Executive Vice President -Global Head — Industry Verticals
Mr. Rajesh Padmanabhan	47	Executive Vice President and Global Head of Human Resources
Mr. V Mathivanan (20)	54	Executive Vice President - President — APAC
Mr. Anirudh Patni (21)	33	Senior Vice — President Strategy & Corporate Development
Mr. Ajit Yadav (22)	55	Executive Vice — President and General Counsel
Mr. Manish Soman (23)	41	Executive Vice President and Chief of Operations
Mr. Brian Stones (24)	58	Executive Vice President — President EMEA

(1)    Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni are brothers.  Mr. Anirudh K. Patni is the son of Mr. Narendra K. Patni.

(2)    Mr. Narendra K. Patni ceased to be our Chief Executive Officer with effect from February 20, 2009 and continues to be the Chairman of the Board/Company. He is also the Chairman of the Nominating and Corporate Governance committee.

(3)    Mr. Narendra K. Patni is the nominee of the NKP Group.

(4)    Mr. Jeya Kumar was appointed as Chief Executive Officer of the Company with effect from February 20, 2009 and he was also appointed as a Director of the Company with effect from June 25, 2009. He was also appointed as the permanent invitee of the Compensation and Remuneration committee with effect from July 28, 2009.

(5)    Mr.  Louis T. van den Boog resigned as Executive Director with effect from February 20, 2009 and continues to be a Non-Executive Director on the Board of the Company.

(6)    Member of the Shareholder /Investor Grievances committee.

(7)    Mr. Gajendra K. Patni is the nominee of the GKP Group.

(8)    Mr. Ashok K. Patni is the nominee of the AKP Group.

(9)    Mr. William Grabe is the nominee for General Atlantic.

(10)  Our Articles of Association provide that the board can appoint an alternate director pursuant to the provisions of the Indian Companies Act. Mr. Abhay Havaldar is presently the alternate director to Mr. William O. Grabe.

(11)  Mr. Pradip Baijal was appointed as Director of the Company with effect from June 25, 2009.

(12)  Member of the Nominating and Corporate Governance committee.

(13)  Member of the Compensation and Remuneration committee.

(14)  Member of the Audit committee.

(15)  Mr. Vimal Bhandari was appointed as Director of the Company with effect from January 15, 2010.

(16)  Mr. Arun Maira resigned as a Director of the Company with effect from July 22, 2009.

(17)  Dr. Anil Gupta was appointed as Executive Vice President - Global Head — Business Operations with effect from January 18, 2010.

18)   Mr. Naresh Lakhanpal was appointed as Executive Vice President - President — Patni Americas with effect from August 10, 2009.

(19)  Mr. Vijay Mehra was appointed as Executive Vice President -Global Head — Industry Verticals with effect from October 5, 2009.

(20)  Mr. V Mathivanan was appointed as Executive Vice President - President — APAC with effect from August 3, 2009.

(21)  Mr. Anirudh Patni resigned as a Senior Vice President - Strategy & Corporate Development with effect from December 15, 2009.

(22)  Mr. Ajit Yadav resigned as Executive Vice President and General Counsel of the Company with effect from August 31, 2009.

(23)  Mr. Manish Soman resigned as Executive Vice President and Chief of Operations with effect from January 18, 2010.

(24)  Mr. Brian Stones has been separated as an Executive Vice President — President EMEA with effect from January 7, 2010.

(25)  Mr Derek Kemp was appointed as Executive Vice President — President EMEA with effect from January 7, 2010.

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

Mr. Jeya Kumar, is our Chief Executive Officer with effect from February 20, 2009. Mr. Kumar was also appointed as a Director of the Company, not liable to retire by rotation with effect from June 25, 2009. He has a Masters of Business degree from Curtin University, Australia; Bachelors of Business degree from the Royal

Melbourne Institute of Technology, Australia; and postgraduate diplomas in Computer Science, Management Studies and Marketing Management. He has also attended the Advanced Management Program at Oxford University. His responsibilities mainly include driving the company’s global operations; and defining and executing the company’s long-term strategy focused on growth, profitability, and customer & operational excellence throughout Patni’s value chain. Mr. Kumar was the CEO of MphasiS Limited and has more than 25 years of global experience spanning several geographies. Prior to MphasiS, he was Senior Vice-President of Sun Microsystems and a member of Sun’s Executive Management Group (EMG). Notably, he was the first Asia-Pacific employee in the company’s history to become a member of Sun’s EMG. At Sun, as head of a $ 5 billion-a-year Services business, Mr. Kumar was responsible for the business unit’s financial performance, strategy, marketing, portfolio management, in-market management, product engineering, technology development, M&A and channels in more than 120 countries. He has also held various management and executive positions with global firms including Apple Computers Inc. and National Semi-Conductor Corporation. During the course of his extensive career, he has undertaken assignments in Singapore, Japan, Australia, United States, Mexico, Holland and the United Kingdom.

Mr. Louis T. van den Boog, has been a director since March, 2005.  Mr. van den Boog was appointed as an Executive Director with effect from April 29, 2008 and said appointment was approved by the shareholders at their meeting and also by the Central Government as required under Section 269 of the Indian Companies Act, and other applicable provisions. Mr. van den Boog resigned as an Executive Director with effect from February 20, 2009 and continues to be a Non-Executive Director on the Board of the Company, liable to retire by rotation.

Mr. van den Boog has a Master’s degree in Business Economics and in Public Accounting from the Free University in Amsterdam. Mr. van den Boog is an IT industry veteran with approximately 20 years experience in the software industry, as well as extensive experience in mergers and acquisitions, public offerings and private equity and venture capital fundings. Mr. van den Boog has supported a series of European and U.S. portfolio companies, in particular as a director of Global Collect B. V., Human inference B. V., Vallstein Beheer B.V. and Purple Labs S. A. . Mr. van den Boog was previously with Oracle Corporation where he helped to build the European operations of the company. Mr van den Boog’s term of office expires in 2011, but he is eligible for reappointment.

Mr. Gajendra K. Patni, Director is one of the founders of our company. Mr. Patni has a Chemical Engineering background and has over 35 years of experience in finance, banking, legal and personnel functions. He has contributed significantly in the past to the growth of the computer rental business of our company, which led to the formation of PCS Data Products (PCSDP) in 1981, and PCS Data General (PCSDG) in 1987. These companies were merged to form what is now PCS Technology Limited in 1994. Mr. Patni is a Chairman of PCS Technology Limited. Previously he was the Managing Director of Industrial Oxygen Company Limited. Mr. Patni as a nominee of the GKP Group, is not required to retire by rotation from the Board.

Mr. Ashok K. Patni,  Director, is one of the founders of our company. Mr. Patni is a Mechanical Engineer from IIT, Mumbai. Mr. Patni has over 22 years of experience in computer hardware and systems software. Mr. Patni has contributed significantly in the past to the growth of the hardware business of our company which led to the formation of PCSDP in 1981, and PCSDG in 1987. These companies were merged to form what is now PCS Technology Limited in 1994. He is a Vice Chairman of PCS Technology Limited. Mr. Patni as a nominee of the AKP Group, is not required to retire by rotation from the Board.

Mr. William O. Grabe has been a director since September, 2002. Mr. Grabe has a BS degree in Engineering from New York University and an MBA from the University of California, Los Angeles. Since 1992, Mr. Grabe has been a managing director at General Atlantic LLC, a worldwide private equity firm. Prior to that, he was a Vice President of IBM and held various positions, the last of which was head, North America Sales and Marketing. He is a Director of various companies including Compuware Corporation, Gartner, Infotech Enterprises Limited, AKQA, Actinium Pharmaceuticals Inc. and Lenovo Group Company. General Atlantic is one of our principal shareholders, with a shareholding of 17.73%. See “Item 7. Major Shareholders and Related Party Transactions” and “Relationship with General Atlantic” below. Mr. Grabe’s term of office expires in 2011, but he is eligible for reappointment.

Mr. Pradip Baijal was appointed as a Director of the Company with effect from June 25, 2009. Mr. Baijal is a Mechanical Engineer from IIT, Roorkee, and was a visiting fellow at Queen Elizabeth House, Oxford University during 1987-88 on privatization and reforms. He is an author and commentator on various subjects — economic reforms, steels and mines, telecommunications and privatization. He has published a book ‘Disinvestment In India — I Lose & You Gain’ has been widely acclaimed. His papers and articles have been published in several noted journals and newspapers. Mr. Baijal is a retired Indian Administrative Services (IAS) Officer of the 1966 batch. In his career of approximately four decades, he has held a diverse set of portfolios in both the Central and State Governments in India. He was the Chairman of the Telecom Regulatory Authority of India (TRAI) from 2003 to 2006. His previous assignments include: Secretary of the Ministry of Disinvestment, senior positions in the Ministry of Power, Steel and Agriculture (Fertilizer); and in the Madhya Pradesh State Government, Principal Secretary, Industries and Chairman of nine industrial corporations including OPTEL, the first optic fibre plant in India and Secretary, Finance and Commercial Taxes. Mr. Baijal is a Whole-time Director in NOESIS Strategic Consulting Services (Pvt.) Limited and an Independent Director in Nestle India Limited and GVK Power and Infrastructure Limited. He has trained telecommunications regulators in other countries and has advised on restructuring telecommunications and IT sectors in many countries for World Bank and International Telecommunication Union. Mr. Baijal’s term of office expires in 2011, but he is eligible for reappointment.

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

He is Chairman of Board of Directors of Shriram Transport Finance Company, Shriram Properties Ltd, Shriram City Union Finance Ltd., and Shriram EPC Limited. He is a Chairman and CEO of Tanglewood Financial Advisors (P) Limited and Blackstone Investment Company (P) Limited. He is on the Board of Directors of various Public Limited Companies which include Mortice Limited, Manipal Acunova Limited, Zuari Industries, Info Edge (India), Dish TV India Limited., Mundra Port & SEZ Limited. Mr. Duggal’s term of office expires in 2011, but he is eligible for reappointment.

Mr. Pradip Shah has been a director since November, 2003. Mr. Shah is a Chartered Accountant, has an MBA from the Harvard Graduate School of Business and a degree from The Institute of Cost and Works Accountants of India. Mr. Shah was responsible for introducing credit ratings in India and is a founder of CRISIL Limited.

Mr. Shah is currently the Chairman of the Board at IndAsia Fund Advisors Private Limited and Sonata Software Limited. His directorships in other companies include AMP IndAsia Fund Advisors (Mauritius) Limited, Asset Reconstruction Company (India) Limited, BASF India Limited,  Godrej & Boyce Mfg Limited, Hardy Oil & Gas Limited, Kansai Nerolac Paints Limited, KSB Pumps Limited, Mukand Limited, Panasonic Energy India Co. Limited, Pfizer Limited, Shah Foods Limited, Supra Advisors (BVI) Limited (British Virgin Islands),  Tata Investment Corporation Limited, Wartsila India Limited and Grindwell Norton Limited . Mr. Shah’s term of office expires in 2012 but he is eligible for reappointment.

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

Mr. Vimal Bhandari was appointed as a Director of the Company with effect from January 15, 2010. Mr. Bhandari is a Chartered Accountant and has studied at the Bombay University. He has also attended advanced management programs at the International Institute of Management, Lausanne, Switzerland as a part of his continuing professional education. Mr. Bhandari is currently the Country Head of AEGON N.V., alarge Dutch financial services player. He is a management professional with approximately 25 years of experience in a range of businesses in the financial services industry. Prior to joining AEGON in mid-2004, he spent 17 years with IL&FS Ltd. , the Indian infrastructure financing and financial services behemoth, of which 12 years were spent as the Executive Director and a member of the Board of Directors with responsibility of the financial services business . Additionally, functioned was also a Non-Executive Director on IL&FS Group entities in stock broking, private equity, infrastructure project development, and healthcare management services and was a Director-In-Charge of the asset management and merchant banking subsidiaries. As part of his social commitments, Mr. Bhandari is a Trustee of Pratham , a NGO engaged in education of slum children; he is also on the governing council of a well known management institute affiliated to University of Mumbai. Mr. Bhandari’s term of office expires in 2012, but he is eligible for reappointment.

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

Mr. Havaldar is the Managing Director at General Atlantic LLC, a worldwide private equity firm, where he has worked since 2002. Mr. Havaldar established General Atlantic’s India office in 2002 and remains based in Mumbai, India where he leads General Atlantic’s South East Asia investment initiatives with a focus on Financial Services and Enterprise Solutions. He currently serves as a Director on the board of Jubilant Organosys Limited and IBS Software Services Private Limited..Prior to this, Mr. Havaldar started his career with TATA and held operating management responsibilities at TATA Infotech and HCL Infosystems.

Mr. Havaldar has been an investor in Indian businesses since 1996, as a partner at Draper International and Connect Capital. He is a Charter Member of The Indus Entrepreneurs (TIE) and a Board member of Society for Innovation and Entrepreneurship (SINE). General Atlantic is one of our principal shareholders, with a shareholding of 17.73%.  See “Relationship with General Atlantic” below and “Item 7 Major Shareholders and Related Party Transactions”.

Former Director

Mr. Arun Maira has resigned as a director with effect from July 22, 2009. He had been a director since June 2006. Mr. Maira received his bachelors and masters degrees in Physics from St. Stephen’s College, Delhi University. He worked for 25 years in several senior positions in the Tata Group, India’s premier industrial conglomerate. His directorships in other companies include Tata Chemicals Limited, Aditya Birla Nuvo Limited, Hero Honda Motors Limited, Mahindra Ugine Steel Company Limited and Godrej Industries Limited. Prior to joining Boston Consulting Group in India, he worked in the USA with Arthur D. Little, the international consulting company, for 10 years where he served as Leader of its Global Organisation Practice and Managing Director of Innovation Associates, its subsidiary.

For more information on our Board of Directors, please see “Item 10.B. Additional Information—Board of Directors.”

Executive Officers

Mr. Surjeet Singh is our Chief Financial Officer since July 2006.  Mr. Singh is a graduate from Harvard Business School (Advanced Management Program), holds a B.S. in Finance and Accounting from the University of Pune and is a fellow of the Institute of Costs and Works Accountants, India and AICPA, USA. He is responsible for overall financial strategy, financial operations & compliances of the Company on a global basis. He is chartered with managing the ongoing business planning and review process, ensuring a balanced portfolio for financial and other resource allocation (s), and maintaining the highest level of integrity and transparency in the company operations to help maximize sustainable long-term shareholder value. Earlier, and in addition, he has managed and provided oversight to M&A and global business operations functions. During this time, he led various initiatives to help streamline the operational parameters and drive operational excellence in many areas, including internal systems, supply chain, overall cost . Prior to joining Patni,, he was the CFO at Cymbal which he co-founded and which has since been acquired by Patni. In all, Mr. Singh has around two decades of multi-industry global experience holding senior management positions in leading finance, business planning and global supply chain functions. He has a successful track record of building finance as a key business enabler, and fostering collaboration in large and mid-sized culturally diverse, global and matrixed organizations.

Mr. Ajay Chamania is our Executive Vice-President and Global Head of the Product Engineering Services business at Patni. Mr. Chamania is a graduate of Harvard Business School’s Advanced Management Program and has a Bachelor’s degree in Electronics & Telecommunication from the National Institute of Technology, Bhopal, India. He is responsible for the organization’s footprint in Product Engineering practices catering to Storage, Automotives, Medical Devices, Industrial Automation, Consumer Electronics and ISV product domains. Mr. Chamania began his career with Patni in 1986 and over the last two decades has been instrumental in establishing and managing some large engineering engagements for leading global technology companies. Since 2001, he has been actively involved in Patni’s R&D and embedded technology business and has played an instrumental role in building and transforming it into a robust and successful Product Engineering Services business unit for the company.

Mr. Sunil Chitale is our Executive Vice-President and Global Head — Enterprise Software and Systems Integration (ES & SI). Mr. Chitale has a Bachelor’s degree from the Institute of Technology, Banaras Hindu University, India. He is responsible for strengthening and growing Patni’s capabilities in ERP, Business Intelligence, CRM and allied packaged software applications. He oversees delivery of business value to Patni’s customers globally by offering full life-cycle solutions that leverage enterprise software platforms. He is also accountable for Patni’s services delivery to customers in the EMEA and SAARC regions. In addition, he oversees the Patni Academy for Competency Enhancement (PACE) and the Global Resources in Technology (GRiT) functions. Mr. Chitale began his career with Patni in 1985 and has experience in managing large relationship portfolios. He has helped several customers in leveraging the global delivery model through effective use of domain, consulting and technology in a managed services mode.

Dr. Anil Gupta is our Executive Vice President and Global Head — Business Operations, with a focus on managing gross margins and cost structure. Dr. Gupta holds a B. Tech in Mechanical Engineering from IIT Delhi; a Master’s in Mechanical and Aerospace Engineering from University of Delaware, US; and a Ph. D. in Industrial Engineering and Operations Research from University of California, Berkeley. His responsibilities include Sales Operations, Enterprise Resource Planning, Business Continuity, Enterprise Risk Management, Global Travel, IT, Procurement and Facilities. Dr. Gupta has diverse experience of over 28 years with a strong emphasis towards driving business efficiencies. Prior to joining Patni, he was the Chief Operating Officer at Aditi Technologies Pvt. Ltd. Prior to Aditi, he was with Sun Microsystems for eleven years in various executive roles in IT, Sourcing, M&A, and Software Engineering; and for over six years with AT&T in Marketing & Bell Laboratories. Dr. Gupta brings significant experience around leadership development, operational efficiency, process improvement using Six Sigma methodologies, and change management.

Mr. Satish Joshi is our Executive Vice President and Global Head — Technology & Innovation. Mr. Joshi holds a Bachelor’s degree in Electrical Engineering and a Master’s degree in Computer Science from IIT, Mumbai. He is responsible for rendering specialized enterprise-wide technology services, besides developing, nurturing and managing innovation. He is also responsible for developing and driving R&D initiatives to provide cutting-edge business solutions using new and emerging technologies. Mr. Joshi has been with the company since 1983. Prior to Patni, he worked with the Tata Institute of Fundamental Research in areas such as concurrent programming languages, storage techniques for large databases, compiler optimization and data communication networks.

Mr. Sanjiv Kapur is our Senior Vice President and Global Head - BPO & CIS. He has responsibility of defining and executing the growth strategy for Patni’s Business Process Outsourcing (BPO) and Customer Interaction Services (CIS) business globally. In his role, he manages business operations, financial performance, operational excellence, delivery capability and customer leadership for Patni’s BPO & CIS business.  Mr. Kapur established BPO operations for Patni from ground up and played an instrumental role in expanding and growing the business over the last several years, by adopting an integrated IT-BPO-KPO framework. Under his leadership, Patni has helped several large companies leverage the global sourcing model for business growth and competitive advantage. MR. Kapur has over 20 years of experience spanning strategy, operations, and sales in global BPO and the IT industry. Prior to Patni, he was Executive Vice-President at HCL BPO with responsibility of international sales and strategy. He has also held various positions at leading Telecom-IT-ITES companies.

Mr. Derek Kemp is our Executive Vice President, President of Europe, Middle East & Africa (EMEA). Mr. Kemp has a Bachelor’s degree in Mathematical Sciences from the Robert Gordon University, Scotland. He is responsible for business across all Industry Verticals in EMEA. Mr. Kemp joined Patni in 2008 and prior to being appointed in this role he was the Global Industry Head for Communications, Media and Utilities. Mr. Kemp started his career in 1981, has extensive experience in consulting, managing diverse service lines, systems integration, outsourcing, operating in Telecommunications, Energy & Utilities and Financial Services markets globally. Mr. Kemp spent 17 years working for LogicaCMG where he was latterly a member of the UK board. He was also the Practice Head for Financial Services & Media at Charteris and prior to joining Patni he was the Managing Director of Polestar Applied Solutions.

Mr. Vijay Khare is our Executive Vice President and Global Head of Application Development (AD) and Application Maintenance (AM) — which has been the mainstay of Patni’s business. Mr. Khare has a Bachelor’s degree in Engineering from the Regional Engineering College, Nagpur and a Master’s degree in Computer Science from the Indian Institute of Technology, Powai. He is responsible for the overall consolidation of AD, AM, Enterprise Application Integration (EAI) and Verification & Validation (V&V) services with the objective of augmenting the Company’s service line and focused capabilities, thus increasing the value proposition for the Company’s customers. He oversees all AD & AM Delivery globally, and is accountable for all Delivery for the Americas and the APAC region. Mr. Khare began his career with Patni in 1980 as a software developer and has grown over the years to hold various leadership positions in the Company. He has overseen large engagements, and headed the HR function, besides the ‘Operational & Service Delivery Excellence’ portfolio. In his previous role, Mr. Khare was responsible for putting together the next-generation Patni Platform for service delivery, besides developing newer engagement models and services around IT Transformation. He is a thought leader in the area of Global Delivery and has been a speaker as well as a panelist in several conferences around this theme, its evolution and future.

Mr. Deepak Khosla is President for the SAARC region at Patni.  Mr. Khosla has a mechanical engineering degree and an MBA from Bajaj Institute of Management. He is responsible for the development and growth of the region with a keen focus on the India market. Mr. Khosla drives the operations for the region, including defining and executing sales initiatives aimed at strategic business acquisitions. In his earlier roles at Patni, Mr. Khosla has managed the APAC and Japan regions, in addition to holding the Company’s Global Marketing portfolio. Mr. Khosla has widespread global experience spanning 22 years in the IT industry. A conceptual seller, Mr. Khosla has spent several years in global markets including Europe, Japan, Far East and the US. Highly skilled in developing emerging markets, he has played a pivotal role in opening up the Japan market for Patni. He is now set to bring this strategic experience into the growing SAARC region. Prior to joining Patni, Mr. Khosla was a Director of Sales at SAS Inc. His other experience includes setting up of the India operations for Dun & Bradstreet. He has also worked with Digital Equipment Corporation, HCL Corporation and Zensar Technologies.

Mr. Naresh Lakhanpal is President of Patni Americas, wholly owned subsidiary of the Company. Mr. Lakhanpal has a Bachelors of Science, Business Administration degree from the University of Texas-Dallas, and a Masters of Business Administration degree from Amber University. He is responsible for operational excellence, strategy, customer leadership, growth and execution of the Americas region. Mr. Lakhanpal has over 23 years of diverse business experience, and his background includes operations, sales, engineering, new venture formation, product development and strategy. Prior to joining Patni, he was Global Practice Director of the Technology, Media and Telecommunication Practice for Deloitte; CEO of Navigational Sciences and held management positions with Tandem Computers and Ericsson.

Mr. Vijay Mehra is our Executive Vice President and Global Head of Industry Verticals. Mr. Mehra holds an MBA, a Masters in Systems Engineering from MIT, a Bachelors of Science (Operations Research and Industrial Engineering), and a Bachelors of Arts (Economics) from Cornell University. He is an eminent speaker at global and regional conferences and has been awarded ‘Best CIO, Large Corporate’ (by 9.9 Media, a corporation co-founded by an ex McKinsey partner and founding dean of the ISB). With his strong track record of leveraging information technology to create competitive advantage and his global experience, Mr. Mehra is responsible for defining and boosting Patni’s micro-verticals strategy, structure, systems and skills. Under his guidance, the industry verticals will take ownership of pre-sales and solutioning, build deep domain industry capabilities and widen the micro-verticals coverage to forge strategic relationships with customers. Before joining Patni, Mr. Mehra was Global CIO at the Essar Group of Companies where he led the turn-around of the IT function at Essar and also led the IT-enabled business transformation of the Group across all businesses. Vijay comes with over 20 years of global management and consulting experience across six countries and has worked with leading corporations including McKinsey & Co, CSC Consulting, Syntel Inc. and Motorola Inc.

Mr. Rajesh Padmanabhan is our Executive Vice-President and Global Head Human Resources. Mr. Padmanabhan has a Master’s degree in management specializing in human resources and finance. His responsibilities include spearheading Patni’s human capital initiatives globally including the strategic direction and focus for employee management. Mr. Padmanabhan has over 24 years of diverse industry experience in systems, finance, business and global human resources in IT, hospitality, financial services and manufacturing, retail and distribution. He is well-versed with global HR operations and has managed multi-cultural work forces in a few countries. Prior to joining Patni, Mr. Padmanabhan was Executive Vice-President with the Oberoi group responsible for group human resources and the Oberoi Centre for learning and development. He has also worked as Global Head of Human Capital for Essel Propack and with the ICICI group in different roles in systems, corporate banking, leasing and human resources.

Mr. V. Mathivanan is our Executive Vice-President and President for Patni’s APAC operations which he leads from Singapore, the company’s new regional headquarters. Mr. Mathivanan brings with him over 30 years of experience specializing in IT with companies such as PSA Corp, Singapore Network Services (SNS) and CrimsonLogic. Mr. Mathivanan served as Managing Director of Singapore Network Services (SNS) and transformed the Singapore-based EDI company into CrimsonLogic, a global IT solutions and services provider expanding into operations in the Americas, Asia Pacific and the Middle East. Mr. Mathivanan has had a successful track record in large scale nationwide IT implementations. In Port of Singapore Authority and PSA Corp, he led the automation and computerization of port operations for which he was awarded the coveted Public Administration Award from the President of Singapore.

Former Executive Officers

Mr. Anirudh Patni has resigned as a Senior Vice-President — Strategy & Corporate Development with effect from December 15, 2009.  Mr. Patni has an MBA in Finance, Strategy and Entrepreneurial Management from the Wharton School at the University of Pennsylvania; and Bachelor’s degrees in Electrical Engineering, Computer Science and Management Science — all from the Massachusetts Institute of Technology. He was responsible for Strategy & Corporate Development. He has been intimately involved in the growth and development of the company, including its private equity placements, IPO, and M&A transactions. Prior to his resignation his responsibilities include defining overall corporate strategy and working with business units to define and execute strategic initiatives, both organic and inorganic. He has over 10 years of leadership experience, and his background includes strategy consulting, private equity and M&A. Prior to joining Patni, Mr. Patni was a consultant at McKinsey and Company in New York, London and New Delhi. At McKinsey, he worked in the area of long-term corporate strategy for some of the world’s largest companies, and in new business formation across a number of key industry verticals.

Mr. Ajit Yadav has resigned as Executive Vice-President & General Counsel with effect from August 31, 2009. Mr. Yadav is an Indian Attorney, Company Secretary and a Solicitor of England & Wales. His responsibilities included responsibilities for handling legal and compliance issues for all businesses of Patni on a global basis. Mr. Yadav carries with him varied and vast experience in the areas of Corporate Laws, M&A, indirect taxes and IPRs, having worked in senior positions at Hindustan Lever Ltd. (Unilever, India) for many years, followed by Ranbaxy Labs Ltd. for five years where he supported Ranbaxy’s aggressively growing international business for all legal services with specific focus on M&A, IPRs and Corporate Governance issues. Prior to Patni, Mr. Yadav had worked for six years with PepsiCo, South Asia as Executive Director (Legal) and a member of its Management Committee. Mr. Yadav has thus held senior leadership positions in large businesses and has helped companies drive their businesses using law as an enabler for providing efficient business solutions. He started his professional career by joining the Government of India through IAS (Allied) services and worked for the Government for sometime before moving to the private sector.

Mr. Manish Soman has resigned as Executive Vice — President and Chief of Operations with effect from January 18, 2010.  Mr. Soman is a graduate in Computer Science and has a master’s degree in Business Administration from the Pune University. He was responsible for overseeing Sales Operations, Administration, Real Estate, Travel, Security, Location Management, Enterprise Resource Planning, Enterprise Risk Management, Business Continuity Planning, and the CIO function.  Mr. Soman has 18 years of varied industry experience. Prior to joining Patni, he was Senior Vice-President & Business Leader (Software) at Genpact, where he was responsible for IT delivery integrated with BPO offerings and Professional Services across six industry verticals. Prior to Genpact, he was with organizations like 3DI Systems, Washington Mutual, Software Management Consultants Inc, Tata Unisys Ltd., and Deloitte — where he was CEO & MD of the India operations.

Mr. Brian Stones has left the Company with effect from January 7, 2010.Mr. Stones has honours degrees in Economics and Business Science. He was responsible for Patni’s operations in the Europe, Middle East and Africa (EMEA). He has over 28 years international business experience and has held leadership positions in organizations in the United States and Europe. Prior to joining Patni, Mr. Stones was responsible for ACS Inc.’s business operation in Europe, and was formerly a Senior Partner at Ernst & Young, most notably as the Leader of the Global Client Consulting business in Europe. Mr. Stones has a very successful track record in direct and indirect sales, global account management and general business management in IT services, consulting and outsourcing.

6B Compensation

During fiscal 2009, the aggregate annual compensation paid or payable by us and our subsidiaries to our executive directors and executive officers was approximately $ 8,889,408 as described in table below:

Name	Amount in U.S.$	Equivalent amount in Other currencies
Narendra K Patni	1,699,379
Jeya Kumar	2,048,320	Rs.	99,625,963
Surjeet Singh	1,260,940
Vijay Khare	312,080	Rs.	15,089,050
Satish Joshi	297,015	Rs.	14,360,652
Ajay Chamania	176,406	Rs.	8,529,245
Sunil Chitale	207,611	Rs.	10,037,989
Rajesh Padmanabhan	310,009	Rs.	14,988,956
Manish Soman*	192,559	Rs.	9,310,232
Vijay Mehra	183,252	Rs.	8,860,245
Ajit Yadav*	217,299	Rs.	10,506,406
Deepak Khosla	181,249	Rs.	8,763,389
Sanjiv Kapur	189,317	Rs	9,153,480
Brian Stones*	634,471	GBP	405,078
V Mathivanan	236,280	SGD	329,242
Naresh Lakhanpal	317,944
Anirudh Patni*	425,277
Grand Total	8,889,408

* Resigned

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

a) The Chairman of the Audit Committee: $ 10,000 per annum

b) Members of the Audit Committee: $ 5,000 per annum

c) The Chairman of Compensation & Remuneration Committee: $ 5,000 per annum

d) The Chairman of Shareholders’/Investors’ Grievance Committee: $ 5,000 per annum.

The Board of Directors of the Company, at its meeting held on February 11 2009, had appointed Mr. Jeya Kumar as ‘Chief Executive Officer’ with effect from February 20 2009 for the period of five years pursuant to the provisions of the Companies Act, 1956. The said appointment was further approved by the Members at the Annual General Meeting held on June 25, 2009.

The Company has entered into an agreement dated September 8, 2009 with Mr. Jeya Kumar that provides for, inter alia, monthly salary, annual variable compensation, one time joining bonus, equity compensation and other benefits as described below..The said agreement may be terminated by three months’ notice from either side. However, the Company, at its discretion, may choose to terminate it earlier by substituting the notice period by payment of salary in lieu of the notice period.

Jeya Kumar is eligible for an annual base (fixed) salary in Indian Rupees equivalent to SGD1,252,000 per annum payable monthly. He will also be eligible for annual variable compensation up to a maximum target amount being the Indian Rupee equivalent of SGD 2,000,000 subject to Mr. Jeya Kumar meeting certain corporate and individual performance goals / targets / Management by Objectives (MBO) as set and approved by the Compensation and Remuneration Committee and/or the Board. Other benefits / expenses, inter alia, include a housing allowance of maximum of Rupees equivalent of SGD 14,700 per month upon Mr. Jeya Kumar’s relocation to the Company, a suitable car in accordance with Company’s rules and policies; all maintenance costs, fuel, cost of employing a personal driver, road tax and insurance will be borne by the Company, membership of club at Mumbai and the Company will pay the requisite fees, first class air travel and accommodation costs incurred for business purpose, in accordance with Company’s rules and policy and other benefits as per rules of the Company . The stock options granted to Mr. Jeya Kumar are described in “Item 6B : “Compensation - Options”.

Service Agreements

Mr. Narendra K. Patni is our Chairman. Formerly, he was appointed as the President and Chief Executive Officer of Patni Americas Inc. (formerly Patni Computer Systems, Inc.), pursuant to an employment agreement between the Company and Patni Computer Systems, Inc. dated December 1, 2000, and as amended on August 29, 2003 and September 24, 2008. The aforesaid employment agreement with Mr. Narendra K. Patni had an initial term expiring on December 31, 2008.  However, pursuant to the third Amendment to the employment Agreement dated February 20, 2009, the said term has been extended until December 31, 2013 unless terminated earlier in pursuance to the agreement. He ceased to be our Chief Executive Officer (CEO).with effect from February 20, 2009. However, he continues to be our Chairman. Mr. Patni’s annual base salary under the agreement is $ 974,358 (less applicable taxes and withholdings) for the first year of the term, after which time it is increased by 10% of the then current annual base salary per year. Mr. Patni does not receive a separate fee for attending board meetings. The agreement can be terminated by the Board of Directors at any time after January 1, 2009, effective no less than thirty (30) days following written notice of such termination.  In the event of termination, Mr. Patni is entitled to a lump sum severance payment equal to amount of Base Salary (at the rate in effect as of the date of separation from service) he would have earned had he remained employed by the Company under this Agreement through December 31, 2013 .

We had entered into a consultancy agreement with Patni Americas, Inc. (formerly Patni Computer Systems, Inc.) dated October 24, 2000, and as amended on August 19, 2003, pursuant to which Mr. Narendra K. Patni was seconded to us to act as our CEO. Pursuant to an amendment to the Consultancy Agreement dated February 20, 2009, the consultancy agreement with Patni Americas Inc can be terminated only on or after December 31, 2010 (upon giving one month’s written notice to Patni Americas Inc) and such termination will take effect on the expiration of such period of notice.

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

Provident Fund

All of our eligible employees receive provident fund benefits through a defined contribution plan in which both the employee and employer make monthly contributions to the plan at the rate of 12% each of the covered employee’s defined portion of salary. We have no further obligations under the plan beyond the monthly contribution. We contribute to the Provident Fund Plan maintained by the Government of India. We contributed $ 4.1million, $ 4.3 million and $ 4.2 million to the Provident Fund Plan in 2007, 2008 and 2009.

Benefits

In 2009 and in 2008, we provided approximately $ 0.7 million for pension, retirement or similar benefits to our directors and executive officers.

Options

Set forth below is information concerning options granted to directors and executive officers. The term of stock options granted to our directors and executive officers will expire on completion of five years from the date of vesting. As of February 19, 2010, our present directors and executive officers as a group were granted options under our Employee Stock Option Plan to exercise 2,851,300 Equity linked options, 1,176,520 Restricted Stock Units (RSU’s) and 122,500 ADR linked options on the following terms:

Name	Exercise Price Per Share	Number of Shares under Option		Expiration Date
Dr. M. Cusumano	Rs. 254/381/458/455/$20.78	20,000/5,000/5,000/5,000/2,500	#(1)	2010/2011/2012/2013/2016	(1)
Mr. A. Duggal	Rs. 254/381/458/455/471	20,000/5,000/5,000/5,000/5,000	(1)	2010/2011/2012/2013/2016	(1)
Mr. P. Shah	Rs. 254/381/458/455/471	20,000/5,000/5,000/5,000/5,000	(1)	2010/2011/2012/2013/2016	(1)
Mr. L. van den Boog	Rs. 381/ 458/455/2	20,000/5,000/5,000/96,000	(2)	2011/2012/2013/2014	(2)
Mr. R. Venkateswaran	Rs. 254/381/458/455	20,000/5,000/5,000/5,000	(1)	2010/2011/2012/2013	(1)
Mr. P. Baijal	Rs 471	20,000	(2A)	2016	(2A)
Mr. V. Bhandari	Rs 471	20,000	(2A)	2016	(2A)
Mr. J. Kumar	Rs. 106/2	1,500,000/350,000	(3)	2015/2015	(3)
Mr. S. Singh	Rs. 451/493/336/112/2/2	11,000/11,000/150,000/300,000/500,000/63,640	(4)	2011/2012/2012/2014/2014/2015	(4)
Mr. A. Chamania	Rs. 145/338/2	34,700/55,000/21,710	(5)	2009/2010/2015	(5)
Mr. S. Chitale	Rs. 145/338/2	37,200/61,000/26,020	(5)	2009/2010/2015	(5)
Mr. S. Joshi	Rs. 145/338/2	62,000/100,000/53,360	(5)	2009/2010/2015	(5)
Mr. S. Kapur	Rs. 145/Rs. 2	20,000/1,850	(6)	2009/2015	(6)
Mr. D. Kemp	$ 18.40	20,000	#(7)	2015	(7)
Mr. V. Khare	Rs. 145/338/2	63,300/100,000/42,860	(5)	2009/2010/2015	(5)
Mr. D. Khosla	Rs. 145/338/2	16,200/54,900/21,080	(5)	2009/2010/2015	(5)
Mr. N. Lakhanpal	$ 18.40	50,000	#(7)	2015	(7)
Mr. R. Padmanabhan	Rs. 112	50,000	(8)	2014	(8)
Mr. V. Mathivanan	$ 18.40	50,000	#(7)	2015	(7)

#ADR linked Options

(1)    Options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of said four grants will be from 2010 to 2013, 2011 to 2014, 2012 to 2015, 2013 to 2016 and 2016 to 2019, respectively.

(2)    Options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of said four grants will be from 2011 to 2014, 2012 to 2015, 2013 to 2016 and 2014 to 2017*, respectively.

*The Compensation and Remuneration Committee, in its absolute discretion, has been empowered to accelerate the vesting of unvested RSUs.

(2A) Options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of said grant will be from 2016 to 2019

(3)    In respect of first grant, options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of the said grant will be from 2015 to 2018. In respect of second grant, the RSUs will vest in two equal installments i.e. 50% each year and expiry date in respect of the said grant will be from 2015 to 2016*.

*As per the terms of his appointment, vesting of unvested RSUs and equity linked options can be accelerated on happening of certain circumstances.

(4)    In respect of first five grants, options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of the first three grants will be from 2011 to 2014, 2012 to 2015, 2012 to 2015, and expiry date in respect of forth and fifth grant will be from 2014 to 2017*.

In respect of sixth grant, options will vest in two equal installments i.e. 50% each year and expiry date in respect of said grant will be from 2015 to 2016.

*The Compensation and Remuneration Committee, in its absolute discretion, has been empowered to accelerate the vesting of unvested RSUs and equity linked options in certain circumstances.

(5)    In respect of first grant, options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of the said grant will be from 2009 to 2012. However, first vesting i.e. 25% of said grant has expired in 2009.In respect of second grant, options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of the said grant will be from 2010 to 2013.In respect of third grant, options will vest in two equal installments, i.e. 50% each year and expiry date in respect of said grant will be from 2015 to 2016.

(6)    In respect of first grant, options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of the said grant will be from 2009 to 2012. However, first vesting i.e. 25% of said grant has expired in 2009.In respect of second grant, options will vest in two equal installments, i.e. 50% each year and expiry date in respect of said grant will be from 2015 to 2016.

(7)    Options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of the said grant will be from 2015 to 2018 respectively.

(8)    Options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of the said grant will be from 2014 to 2017.

6.C. Board Practices

Board Composition

As per the provisions of the Articles of Association of the Company, our Board shall be comprised of not less than three directors and not more than twelve directors, Our current strength of the Board is twelve directors. Further our Articles of Association also provides that Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni, being nominees of the NKP Group, GKP Group and AKP Group respectively, are permanent directors of the Company.

Pursuant to the provisions of the Articles of Association, two thirds of the total Board of Directors of the Company will retire by rotation but being eligible for reappointment. Out of this two-thirds, one-third will be retiring at every Annual General Meeting but eligible for re-election can be reappointed at such AGM. Accordingly, Dr. Michael A. Cusumano’s term of office expires in 2010, but he is eligible for reappointment. Mr. Arun Duggal’s term of office expires in 2011, but he is eligible for reappointment. Mr. William O. Grabe’s term of office expires in 2011, but he is eligible for reappointment. Mr. Pradip Shah’s term of office expires in 2012, but he is eligible for reappointment. Mr. Ramesh Venkateswaran’s term of office expires in 2010, but he is eligible for reappointment. Mr. Louis T. van den Boog ceased to be an Executive Director with effect from February 20, 2009 but he continues to be Non-Executive Director on the Board of the Company, liable to retire by rotation. Mr. van den Boog’s term of office expires in 2010, but he is eligible for reappointment. Mr. Pradip Baijal was appointed as a Director of the Company with effect from June 25, 2009 and his term of office expires in 2011, but he is eligible for reappointment. Mr. Vimal Bhandari was appointed as a Director of the Company with effect from January 15, 2010 and his term of office expires in 2012, but he is eligible for reappointment. For information regarding our board, see “Item 6.B.— Compensation - “Service Agreements” above and “Item 10.B. Additional Information—Board of Directors

Board Committees

Audit Committee

The Audit Committee members are Mr. Pradip Shah (Chairman), Mr. Arun Duggal, and Mr. Vimal Bhandari. The primary objective of the Audit Committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process by our management, including the internal auditors and reviews the processes and safeguards employed by each. In addition our Audit Committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, audit process, and process for monitoring the compliance with related laws and regulations. The Audit Committee recommends to our Board of Directors the appointment, reappointment and if required the replacement or removal of our independent auditors and fixation of audit and non-audit fees.

Compensation and Remuneration Committee

The Compensation and Remuneration Committee members are Mr. Ramesh Venkateswaran (Chairman), Dr. Michael Cusumano (Member), Mr. Pardip Baijal (Member) and Mr. Jeya Kumar (Permanent invitee). The Committee has overall responsibility for approving and evaluating compensation plans, policies and programs of the CEO and senior management of the Company. The Committee shall make recommendations to the Board on Stock Option plans for all employees. The Committee shall also facilitate the recommendation of compensation for Board members.

Shareholders’/ Investors’ Grievances Committee

The Shareholders’/ Investors’ Grievances Committee members are Mr. Pradip Baijal (Chairman), Mr. Louis T. van den Boog and Mr. William O. Grabe (Mr. Abhay Havaldar being the Alternate Director to him ). The Shareholders’/ Investors’ Grievances Committee, inter alia, looks into redressal of shareholders’ and investors’ complaints, issue of duplicate/split/consolidated share certificates, if any.

Nominating & Governance Committee

The Nominating & Governance Committee members are Mr. Narendra K Patni (Chairman), Mr. Ramesh Venkateswaran, Dr. Michael Cusumano, Mr. Pradip Baijal and Mr Ashok K Patni. Mr. Narendra K Patni was appointed as the Chairman of the Nominating & Governance Committee with effect from February 11, 2009. The Committee was constituted, inter alia, to develop and recommend to the Board a set of corporate governance guidelines applicable to the Company and to facilitate the evaluation of the Board and its committees.

6.D. Employees

For a description of our employees, see “Item 4.B. Information on the Company—Business Overview - Human Resources.”

6.E. Share ownership

For the total number of equity shares, ADSs and options to purchase equity shares and ADSs for each director and executive officer as of February 19, 2010, see “Item 7. Major Shareholders and Related Party Transactions” and “Item 6.B. Directors, Senior Management and Employees - Compensation—Options”.

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

As of February 19, 2010, options to purchase 8,226,673 equity shares were outstanding.

Details regarding various grants to employees and directors are set out below:

Description of Grant	No. of options granted (including ADR)		No. of options Vested	Shares allotted up to February 19, 2010 pursuant to exercise of options
Grant as on September 1, 2003 to employees	2,743,400		2,743,400	1,893,805
Grant as on July 1, 2004 to certain of our directors	100,000		100,000	15,000
Grant as on October 1, 2004 to employees	2,758,232		2,758,232	416,357
Grant as on April 1, 2005 to employees and directors	190,000		1,90,000	500
Grant as on October 1, 2005 to employees	670,710		670,710	3,242
Grant as on January 2, 2006 to employees	288,000		288,000	—
Grant as on April 1, 2006 to employees and directors	345,000		258,750	—
Grant as on May 5, 2006 to employee	350,000	(1)	350,000	350,000
Grant as on Ju1y 1, 2006 to employees and directors	170,000		127,500	117,500
Grant as on October 3, 2006 to employees	840,750		630,563	4,050
Grant as on April 2, 2007 to employees	320,000	(2)	160,000	—
Grant as on April 24, 2007 to directors	30,000		15,000	—
Grant as on November 26, 2007 to employees	25,000	(3)	12500	—
Grant as on January 2, 2008 to employees	657,000		492,750	68,125
Grant as on January 2, 2008 to employees	152,950	(3)	45,388	—
Grant as on November 25, 2008 to employees & Executive Director	946,000	(4)	236,500-	125000@ Rs. 2 and 87,500 @112/-
Grant as on January 8, 2009 to employees	20,000	(3)	—	—
Grant as on March 10, 2009 to employees	1,850,000	(5)	—	—
Grant as on July 6, 2009 to employees	1,276,795	(6)	—	—
Grant as on August 26, 2009 to employees	294,600	(7)	—	—
Grant as on November 03, 2009 to employees	15,000	(3)	—	—
Grant as on February 10, 2010 to directors	57500	(8)

(1)   Includes 200,000 performance linked options granted to Mr. Mrinal Sattawala. 70,000 performance linked options were vested as of December 31, 2007.

(2)   Includes 129,000 ADR Linked Options.

(3)   ADR Linked Options.

(4)   Includes 596,000 RSUs and 350,000 Equity linked Options.

(5)   Includes 1,500,000 Equity linked Options and 350,000 RSUs.

(6)   Includes 2,03,905 ADR Linked Options and 1,072,890 RSUs.

(7)   Includes 119,600 Equity Linked Options and 175,000 ADR Linked Options

(8)   Includes 55,000 Equity Linked Options and 2,500 ADR Linked Options

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

As the abovementioned options were issued on market prices, due to the recent fall in the market prices in general and the information technology companies shares in particular, our Board of Directors on April 29, 2008 approved the proposal to modify the option terms of Patni ESOP 2003- Revised 2006 plan by reducing the number of options granted as well as the exercise price to Rs. 2/- per share. This proposal required the approval of the shareholders through a special resolution in the Annual General Meeting of the Company. Shareholders approved the modification at the Annual General Meeting held on June 26, 2008 enabling the management to modify the terms of Patni ESOP 2003- Revised 2006 plan. The modification was deferred initially to comply with the Indian stock exchange regulations which prohibited such modifications during the time when a share buy-back offer was in effect. The plan to modify the terms was eventually withdrawn due to prevailing market conditions..

Pursuant to the Patni ESOP Plan, the Company has been granting options to the employees and Directors (excluding promoters) of the Company and its subsidiaries from time to time. The limit of 11,142,085 equity shares, as approved earlier by the Members of the Company, is almost exhausted due to grant of options from time to time. In view of the same, the shareholders of the Company, at the 31st Annual General Meeting held on June 25, 2009, had approved the resolution in which the Board of Directors of the Company are authorized on behalf of the Company to issue and allot additional 8,000,000 Equity Shares of nominal value of Rs. 2/- (Two) each to the permanent employees of the Company (including Executive and Non-Executive Directors but excluding the Promoter Directors) under the ‘Patni ESOP 2003 (Revised 2009) Plan’ created by the Company for the benefit of the employees, inter alia, on the terms and conditions as set out in the said Patni ESOP Plan.

It was also resolved by the shareholders that options granted to Non-Executive Directors, including Independent Directors, shall not exceed 150,000 options in a financial year and in aggregate shall not be more than 1,500,000 under the said Patni ESOP Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

The following table provides information relating to the beneficial ownership of our equity shares (directly or in the form of ADSs) as of February 19, 2010 by: •

each of our directors and executive officers;

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

The number and percentage of shares beneficially owned are based on 129,272,546 equity shares outstanding as of February 19, 2010.

Directors and Executive Officers	Number of Equity Shares	% of outstanding equity shares
Mr. Narendra K. Patni(1)	20,697,998	16.01
Mr. Gajendra K. Patni(2)	19,345,102	14.99
Mr. Ashok K. Patni(3)	20,048,102	15.51
Mr. Louis T. van den Boog(5)	48,002	0.04
Mr. Ramesh Venkateswaran	7,700	0.01
Mr. Satish M. Joshi	19,900	0.02
Mr. Vijay Khare	26,750	0.01
Mr. Ajay Chamania	5.975	0.01
Mr. Sunil Chitale	7,301	0.00
Mr. Rajesh Padmanabhan	12,350	0.01
Mr. Deepak Khosla	5,615	0.00

All Directors and Executive Officers as a Group
5% Shareholders
General Atlantic Mauritius Limited(4)	22,913,949	17.73

Total	83,138,744	64.33

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

As of February 19, 2010, approximately 99.95% of our equity shares were held in the names of 35,013 record holders with registered addresses in India.  As of February 19, 2010, there were 4 U.S. holders of record with registered addresses in the U.S. who accounted for less than 1% of our equity shares.

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

These transactions have comprised the following:

•  operating lease payments for residential and commercial property from these companies and the relatives of our founders, amounting to $ 93,725, $ 82,036 and $75,061  for the years ended December 31, 2007, 2008 and 2009; and

•  security deposits paid by us for operating leases, with amounts outstanding totaling $ 120,478, $ 35,857 and $37,576 for the years ended December 31, 2007, 2008 and 2009.

Additionally, we enter into various services agreement from time to time in the ordinary course of our business with General Atlantic who is our largest shareholder. Such transactions were consummated on terms we believe are equivalent to those that prevail in arm’s-length transactions.

These transactions comprise of sales transaction amounting to $ 100,726, $ 456,729 and $ 417,220 for the year ended December 31, 2007, 2008 and 2009 respectively. The amount outstanding as of December 31, 2008 and 2009 is $98,131 and $ 67,842 respectively.

We do not believe that any of these transactions, individually or in the aggregate, have a material effect on our business as a whole.

In addition, our Audit Committee, on an ongoing basis, reviews the terms of these transactions entered into between us and the related parties mentioned above, and inform management whether or not all such transactions and related arrangements, including payment of security deposits, are for bona fide business purposes and at prevailing market rates; and management will take all steps to ensure that such transactions are for bona fide business purposes and at prevailing market rates.

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

Registration Rights Agreement

We have entered into a registration rights agreement with General Atlantic, certain General Electric entities, Mr. Ashok K. Patni, Mr. Gajendra K. Patni and certain of their relatives, Mr. Narendra K. Patni and iSolutions Inc. dated July 15, 2002.From 2007 General Electric has no shareholding in the Company. This agreement grants rights with respect to registration of our equity shares under the Securities Act, certain provisions of which are summarized below. Subject to limitations provided in the registration rights agreement and in lock-up agreements that certain of these shareholders have signed, these shareholders have demand registration rights and may also require us to file an unlimited number of registration statements on Form F-3 (or the equivalent) under the Securities Act when such form is available for our use.

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

Loans

We grant personal loans and advances to employees who are not executive officers to meet initial conveyance and living expenses while on travel. These loans and advances are repayable in equal installments over periods ranging from one to 60 months. Interest on these loans and advances is charged at 0% to 9%. Loans and advances outstanding as of December 31, 2007, 2008 and 2009 were $ 3.4 million, $ 1.6 million and $ 0.8 million . There are no outstanding loans to any of our directors or executive officers.

7.C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements And Other Financial Information

The following financial statements and auditors’ report for fiscal 2009 appear under Item 18 in this Annual Report:

•  Report of Independent Registered Public Accounting Firm

•  Consolidated Balance sheets as of December 31, 2008 and 2009

•  Consolidated Statements of Income for the years ended December 31, 2007, 2008 and 2009

•  Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2007, 2008 and 2009

•  Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009

•  Notes to the Consolidated financial statements

Amount of Export Sales

For the year ended December 31, 2009, we generated $ 645.6 million, or 99.04% of our total revenues of $ 655.9 million, from the export of services out of India.

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

Our Board of Directors at its meeting held on February 11, 2010 recommended a dividend of 150% of par value, i.e. Rs. 3 per share (approximately $ 0.06) for fiscal 2009, subject to approval of our shareholders in the ensuing Annual General Meeting.

8.B Significant Changes

There has been no significant subsequent event following the close of the last financial year up to the date of this annual report that are known to us and require disclosure in this annual report for which disclosure was not made in this annual report.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Our equity shares have been listed and traded on the Bombay Stock Exchange Limited, or BSE, and the National Stock Exchange of India Limited, or NSE, since February 25, 2004. The prices for equity shares as quoted in the official list of each of the Indian Stock Exchanges are expressed in rupees. Our ADSs evidenced by American Depositary Receipts, or ADRs, are traded in the United States on the New York Stock Exchange, or NYSE. Our ADSs commenced trading on the NYSE on December 8, 2005. Each ADS represents two equity shares. The number of our outstanding equity shares (including the underlying shares for ADSs) as of February 19, 2010, was 129,272,546.. As of February 19, 2010, there were 20,161,868 privately placed ADSs (representing 20,161,868 equity shares) and 7,991,817  ADSs outstanding (representing 15,983,634 equity shares).

The table below sets forth, for the periods indicated, the reported high and low quoted prices of our shares on the BSE, NSE and the NYSE: (source www.bseindia.com, www.nse-india.com, www.nyse.com ,www.federalreserve.gov)

	BSE		NSE		NYSE
	High $	Low $	High $	Low $	High $	Low $

Year ended
2009	10.82	1.94	10.74	1.94	21.93	4.25
2008	8.55	2.28	8.52	2.28	16.94	4.58
2007	13.96	7.62	14.59	7.55	28.30	14.59
2006	11.13	5.92	11.12	5.90	25.10	11.81
2005	11.59	7.05	11.50	6.98	—	—

2009
First Quarter	2.96	1.94	2.94	1.94	6.10	4.25
Second Quarter	5.78	2.63	5.78	2.59	11.94	5.20
Third Quarter	10.10	4.97	10.11	4.96	19.00	9.89
Fourth Quarter	10.82	8.09	10.74	1.94	21.93	17.50
2008
First Quarter	8.55	4.65	8.52	4.27	16.94	9.84
Second Quarter	6.97	5.14	6.96	5.41	16.94	9.84
Third Quarter	5.87	3.95	6.15	3.87	11.71	7.10
Fourth Quarter	4.18	2.28	4.18	2.28	8.09	4.58

Month ended
August 2009	9.60	6.94	9.63	6.97	18.80	14.28
September 2009	10.09	8.09	10.11	7.24	19.00	16.06
October 2009	10.82	8.09	9.87	8.05	19.95	17.50
November 2009	10.66	8.65	10.74	8.60	21.93	18.52
December 2009	10.26	9.11	10.25	9.10	21.06	19.17
January 2010	11.48	9.52	11.55	9.50	22.64	18.88
February 2010 (through February 19, 2010)	10.80	9.46	10.74	9.46	21.28	18.49

9.B. Plan of distribution

Not applicable.

9.C. Markets

Trading Practices and Procedures on the Indian Stock Exchanges

Stock Exchange Regulation

The stock exchanges in India are regulated by the Securities and Exchange Board of India, or the SEBI, and the Capital Markets Division, Department of Economic Affairs, Ministry of Finance,  the Government of India under the Securities Contracts (Regulation) Act, 1956, as amended, or the SCRA, and the Securities Contracts (Regulation) Rules, 1957, as amended, or the SCRR. The SCRA and the SCRR, together with the rules, bye-laws and regulations of the respective stock exchanges, regulate the recognition of stock exchanges, the qualifications for membership thereof and the manner in which contracts are entered into and enforced between members of such stock exchanges.

The main objective of the SEBI, pursuant to the Securities and Exchange Board of India Act, 1992, as amended, or the SEBI Act, is to promote the development of and regulate the Indian securities markets and protect the interests of investors.  The SEBI Act granted the SEBI the powers to regulate the business of the Indian securities markets, including stock exchanges and other financial intermediaries, promote and monitor self-regulatory organizations, prohibit fraudulent and unfair trade practices and insider trading, and regulate substantial acquisitions of shares and takeovers of companies. The SEBI has also issued regulations concerning minimum disclosure requirements by public companies, rules and regulations concerning investor protection, buybacks of securities, employee stock option schemes, stockbrokers, merchant bankers, underwriters, mutual funds, foreign institutional investors, credit rating agencies and other capital market participants.

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

Public Issue of Securities and Listing

Under the Indian Companies Act, a public offering of securities in India must be made by means of a prospectus, which must contain information specified in the Indian Companies Act and the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009, as amended, or the SEBI Regulations, and be filed with the Registrar of Companies having jurisdiction over the place where a company’s registered office is situated. A company’s directors and promoters are subject to civil and criminal liability for misstatements in a prospectus. The Indian Companies Act also sets forth procedures for the acceptance of subscriptions and the allotment of securities among subscribers and establishes maximum commission rates for the sale of securities.

SEBI has issued detailed regulations concerning disclosures by public companies making a public offering of securities and investor protection. Previously, the Controller of Capital Issues of the Government of India regulated the prices at which companies could issue securities. The SEBI Regulations now permit companies to freely price their issues of securities in an initial pubic offering.

The listing of securities on recognized Indian stock exchanges is regulated by the Indian Companies Act, the SCRA, the SCRR, the SEBI Act and the listing agreements of the respective stock exchanges. Under the standard terms of stock exchange listing agreements, the governing body of each stock exchange is empowered to suspend trading of or dealing in a listed security for breach of an issuer’s obligations under such agreement, however the exchange must give prior notice to the issuer of the intension to delist the securities under the SEBI (Delisting of Equity Shares) Regulations, 2009 as amended. The provisions of SEBI (Delisting of Equity Shares) Regulations, 2009 as amended, which govern voluntary and compulsory delisting of shares of Indian companies from the stock exchanges. The SEBI has the power to amend listing agreements and bye-laws of stock exchanges in India.

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

The National Stock Exchange of India Limited

The NSE was established by financial institutions and banks to provide nationwide on-line satellite linked screen-based trading facilities with market makers and electronic clearing and settlement for securities, including Government of India securities, debentures, public sector notes and units. Deliveries for trades executed “on-market” are exchanged through the National Securities Clearing Corporation Limited. The NSE commenced operations in the wholesale debt market and capital markets in 1994 and in derivatives in 2000. As of January 31, 2010, there were, 1,457 listed companies trading on the capital markets (equities) segment of the NSE. As of January 31, 2010,  the market capitalization of the NSE was approximately Rs. 57,829.65 billion.

The Bombay Stock Exchange Limited

The BSE, established in 1875, is the oldest stock exchange in India and has evolved over the years into its present status as the premier stock exchange of India. BSE On-line Trading (BOLT) facilitates on-line screen based trading in securities. BOLT is currently operating in 25,000 Trader Workstations located across over 359 cities in India.. Derivatives trading commenced on the BSE in 2000. Retail trading in government securities commenced in January 2003. As of December 31,, 2009, the BSE had 1,007 members, comprising 173 individual members, 811 Indian companies and 23 Foreign Institutional Investors, or FIIs. Pursuant to the BSE (Corporatization and Demutualization) Scheme 2005 of SEBI, on August 19, 2005 the BSE was incorporated as a company under the Indian Companies Act. Only a member of the BSE has the right to trade in the stocks listed on the BSE. As of January 31, 2010 there were 4, 962 listed companies trading on the BSE with an estimated total market capitalization of Rs 59,243.40   billion.

Trading on both the NSE and the BSE occurs Monday through Friday between 9:00 a.m. and 3:30 p.m.

Derivatives (Future and Options)

Trading in derivatives is governed by the SCRA and the SEBI Act. The SCRA was amended in February 2000 and derivative contracts were included within the term “securities”, as defined by the SCRA. Trading in derivatives in India takes place either on separate and independent derivatives exchanges or a separate segment of an existing stock exchange. The derivative exchange or a derivative segment of a stock exchange functions as a self regulatory organization under the supervision of the SEBI. Derivatives products have been introduced in a phased manner in India.

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

Our authorized share capital consists of 250,000,000 equity shares with a par value of Rs. 2 each. As of February 19, 2010, 129,272,546 equity shares were issued and outstanding and fully paid. On August 30, 2003 we effected a one for two stock split in the form of a stock dividend. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. Substantially all of our equity shares are in non-physical form.

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

Board of Directors

Election

The Articles of Association provide that our Board of Directors shall be comprised of not less than three directors and not more than twelve directors. Eight directors on the Board shall be appointed as follows:

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

In India,,listed companies are required to declare and disclose their dividends on per share basis only. The dividend recommended by the directors, if any, and subject to the limitations described above, is required to be distributed and paid to shareholders in proportion to the paid up value of their shares as on the record date for which such dividend is payable within 30 days of the approval by the shareholders at the annual general meeting. Pursuant to the Articles, the directors have discretion to declare and pay interim dividends without shareholder approval. Under the Indian Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the annual general meeting or to his order or his banker’s order. No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of such shareholder’s shares is outstanding.

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

Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of the previous fiscal years, in either case after providing for depreciation. Before declaring a dividend on its shares, a company is required under the Indian Companies Act to transfer to its reserves, a certain percentage of its profits for that year, ranging from 2.5% to 10% depending upon the dividend proposed to be declared in such year. The Companies (Declaration of Dividend out of Reserves) Rules, 1975 provide that, in the event of inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits, subject to the following conditions:

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

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Indian Companies Act and our Articles permit us to distribute an amount transferred from the general reserve or surplus in our profit and loss account to shareholders in the form of bonus shares, which are similar to a stock dividend. The Indian Companies Act also permits the issue of bonus shares from a securities premium account. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors. Shareholders of record on a fixed record date are entitled to receive such bonus shares. Any issue of bonus shares is subject to regulations issued by the SEBI.

The SEBI Regulations prescribe that no company shall, pending conversion of convertible securities, issue any shares by way of bonus unless a similar benefit is extended to the holders of such convertible securities, through reservation of shares in proportion to the convertible part of such convertible securities. The bonus issue shall be made out of free reserves built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless partly paid-up shares, if any, are made fully paid-up. Further, for the issue of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures. Further, a company should have sufficient reason to believe that it has not defaulted in respect of the payment of statutory dues of the employees such as contribution to a provident fund, gratuity and bonus. The issue of bonus shares must be implemented within two months from the date of approval by the Board of Directors where the decision to issue bonus shares was taken subject to shareholders’ approval. Where approval of the shareholders for capitalization of profits or reserves for making bonus issues is not required as per the Articles of Association, the bonus issue must be implemented within 15 days from the date of approval by the Board of Directors.

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

•  change in the registered office of the company under Section 146 of the Indian Companies Act;

•  alteration of the articles of association in relation to insertion of provisions defining private company;

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

Our Articles permit the issue of shares with differential voting rights. Under the listing agreements entered into with the Indian stock exchanges, a listed company cannot issue shares in any manner which may confer on any person, superior rights as to voting or dividend vis-à-vis the rights on equity shares that are already listed

Our Articles require that certain shareholders ensure that they do not vote for any resolution to vary or modify the terms of appointment of Mr. Ashok K. Patni and Mr. Gajendra K. Patni. The shareholders referred to in this provision are limited to General Atlantic, the AKP Group, the GKP Group and the NKP Group and any of their permitted transferees, permitted assigns or affiliates (as such terms are defined in the Articles).

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

For the purposes of determining the shareholders, the register may be closed for periods not exceeding 45 days in any one year or 30 days at any one time. Under the listing agreements of the Indian Stock Exchanges, we may, upon at least seven days’ or of as many days as may be prescribed from time to time by stock exchanges advance notice to such stock exchanges, set a record date and/or close the register of shareholders

Transfer of Shares

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

Under the Indian Companies Act, a company must file the above documents with the Registrar of Companies within six months from the close of the accounting year or within 30 days after the date of the annual general meeting, whichever is earlier. Under the listing agreement, copies of the statutory and director’s annual reports, balance sheets and profit and loss accounts and other special reports are required to be sent to the stock exchanges as soon as they are issued. A company is also required to file with the stock exchanges a compliance report on a quarterly basis, within 21 days from the end of the quarter incorporating, inter alia, the shareholding pattern. The listing agreement also requires companies to furnish to the stock exchange unaudited quarterly and semi-annual financial results of operations and publish such information in at least one English language newspaper.

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

The SEBI has amended the Takeover Code to make it mandatory for the promoters and promoter group of listed companies to disclose the creation and enforcement of a pledge on the equity shares held by such persons.

The Takeover Code also requires (unless specifically exempted) the making of an open offer to acquire an additional 20% of the voting capital of a company in the following circumstances:

(a)   any acquirer, who together with persons acting in concert with such acquirer, acquires or agrees to acquire 15% or more of the equity shares or voting rights in the company;

(b)   any acquirer who, together with persons acting in concert with such acquirer, has acquired 15% or more, but less than 55%, of the equity shares or voting rights in the shares of the company and who acquires additional shares or voting rights entitling such acquirer to exercise more than 5% of the voting rights (the post acquisition shareholding of such acquirer together with persons acting in concert not exceeding 55%) in any financial year ending March 31;

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

The Takeover Code, subject to certain conditions specified in the Takeover Code, exempts certain specified acquisitions from the requirement of making a public offer, including, among others, the acquisition of shares (1) by allotment in a public issue or a rights issue; (2) by underwriters pursuant to an underwriting agreement; (3) by registered stockbrokers in the ordinary course of business on behalf of clients; (4) in unlisted companies; (5) pursuant to a scheme of reconstruction or amalgamation; (6) pursuant to a scheme under Section 18 of the Sick Industries Companies (Special Provisions) Act, 1985; (7) resulting from, inter se transfers between companies belonging to the same group of companies as defined in the Monopolies and Restrictive Trade Practices Act, 1969, as amended or between relatives or between “qualifying promoters” of a publicly listed company or between qualifying Indian promoters and foreign collaborators who are shareholders; (8) by way of transmission through inheritance or succession; (9) resulting from transfers by Indian venture capital funds or foreign venture capital investors registered with SEBI, to promoters of a venture capital undertaking or venture capital undertaking pursuant to an agreement between such venture capital funds or foreign venture capital investors with such promoters or venture capital undertaking; (10) by the Government controlled companies, unless such acquisition is made pursuant to a disinvestment process undertaken by the Government or a state government; (11) change in control by takeover/restoration of the management of the borrower company by the secured creditor in terms of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002; (12) acquisition of shares by a person in exchange of equity shares received under a public offer made under the Takeover Code; and (13) in terms of guidelines and regulations relating to delisting of securities as specified by SEBI. The Takeover Code does not apply to acquisitions in the ordinary course of business by public financial institutions either on their own account or as a pledgee. An application may also be filed with the takeover panel seeking exception from the open offer requirements of the Takeover Code. Pursuant to a amendment, a listed company can apply to the SEBI to waive requirements under the Takeover Code in relation to an acquisition of a listed company in circumstances where the board of the listed company has been taken over by the Government of India and there is a plan for a transparent and competitive process for the operations of the listed company.

In addition, the provisions of the Takeover Code relating to making of a public offer do not apply to the acquisition of American Depository Receipts or Global Depository Receipts unless the holder thereof is entitled to exercise voting rights on the underlying shares or such American Depository Receipts or Global Depository Receipts are exchanged for shares carrying voting rights. In case the acquisition of American Depository Receipts or Global Depository Receipts entitles then holder thereof to exercise voting rights in excess of the specified percentages on the underlying shares, the public announcement for the tender offer is required to be made within four working days of acquisition of such depositary receipts.

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

Calculation of Total Foreign Investment in Indian Companies

In 2009, the Indian Government issued two press notes setting out guidelines for foreign investment in India. Press Note 2 of 2009 prescribes the guidelines for the calculation of total foreign investment (direct and indirect) in Indian companies. Press Note 3 of 2009 prescribes the transfer of ownership or control of Indian companies in sectors with caps from resident Indian citizens to non-resident entities. Additionally, Press Note 4 of 2009 clarifies the guidelines on downstream investments by Indian companies.

Portfolio Investment by Non-Resident Indians

Investments by persons of Indian nationality or origin residing outside of India, or Non Resident Indians (NRIs), or registered Foreign Institutional Investors, or FIIs, made through a stock exchange are known as portfolio investments, or Portfolio Investments.

NRIs are permitted to make Portfolio Investments on favorable tax and other terms under India’s Portfolio Investment Scheme. Under the scheme, an NRI can purchase up to 5% of the paid up share capital of an Indian company, subject to the condition that the aggregate paid up share capital purchased by all NRIs through Portfolio Investments does not exceed 10% of the paid up capital of the company. This limit may be increased up to 24% by passing a special resolution of its members. We have not obtained shareholder approval for an increase in the aforesaid 10% limit. In addition to Portfolio Investments in Indian companies, NRIs may also make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.

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

The total holding in an Indian company of all FIIs together with their sub-accounts is subject to a cap of 24% of the total issued capital of the company, which may be increased up to the percentage of sectoral cap on FDI in respect of the said company pursuant to a resolution of the Board of Directors of the company and the approval of the shareholders of the company by a special resolution. For arriving at the ceiling on holdings of FIIs, investments made by FIIs through ADRs are not included. We have not obtained shareholder approval for an increase in the aforesaid 24% limit.

There is uncertainty under Indian law about the tax regime applicable to FIIs that hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisers about the relationship between the FII guidelines and the ADSs and any equity shares withdrawn upon surrender of the ADSs.

ADSs

Issue of ADSs

Subject to the fulfillment of certain conditions, including compliance with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 as amended from time to time, or the 1993 Regulations,  Indian companies issuing ADSs are not required to obtain the prior approval of the Ministry of Finance or the Reserve Bank of India (RBI), except in certain cases. An Indian company issuing ADSs must comply with certain reporting requirements specified by the RBI.

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

Residence

For purposes of the Income-tax Act, an individual is considered to be a resident of India during any previous year if he or she is in India in that year for:

182 days or more in a previous year

OR

60 days or more in that previous year if the person has been present in India for 365 days or more in the preceding four years.

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

Pursuant to Section 115AC of the Income-tax Act read with the provisions of the 1993 Regulations, long term capital gains realized on sale of ADSs (not covered above) will be subject to tax at the rate of 10% excluding the applicable general surcharge and education surcharge. Where the beneficial holder of the ADS is an individual the tax shall be increased by education cess of 2% and Higher education cess 1% on tax and general surcharge. Where the beneficial holder is a non-resident company, the above amount of tax shall be increased by a 2.5% general surcharge and 2% and 1% education cess and Higher education cess respectively. This tax is levied in India by withholding the tax at the above rates.

Any income arising from the transfer of equity shares held as long term capital asset that is subject to securities transaction tax, which is effective from October 1, 2004, shall be exempt from long term capital gains tax. Any income arising from the transfer of equity shares held as a short term capital asset, that is subject to securities transaction tax (effective from October 1, 2004), shall be taxed at a rate of 15% (effective 1April 1, 2008) plus a 2.5% surcharge in case of foreign companies, and an additional 2% and 1% education cess and Higher education cess respectively on tax and surcharge amount.

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

Where the income is classified as trading or business income, and is found liable to tax in India, non-resident companies will be taxed in India on the net income at the rate of 40% increased by 2.5% surcharge and 2% and 1% education and Higher education cess respectively. Further, MAT will apply in such cases. Non-residents other than companies or residents will be taxed at 30% increased by 2% and 1% education and Higher education cess respectively, on trading or business income.

Minimum Alternate Tax (MAT)

Pursuant to the changes introduced by the Finance Bill, 2009, the corporate shareholders may be subject to a Minimum Alternate Tax (“MAT”). As per the Income-tax Act, if the tax payable by any company (including a foreign company) is less than 15 % of its book profits, it will be required to pay MAT which will be deemed to be 16.995% of such book profits, in case of a foreign company.

Further, the provisions of MAT will also be applicable to corporates from the tax year beginning April 1, 2007 claiming deduction under section 10A and 10B of the Indian Income Tax Act. (which mainly includes IT companies) and based on the provisions, corporates will be liable to pay MAT at the rate of 16.995% (including a surcharge of 10% and an education cess and a Higher education cess at the rate of 2% and 1%, respectively of such tax and surcharge) or tax computed as per normal provisions, whichever is higher.

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

The 1993 Regulations provides that if the equity shares are sold on a recognized stock exchange in India against payment in Indian rupees, they will no longer be eligible for preferential tax treatment. It is unclear as to whether section 115AC and the 1993 Regulations are applicable to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon conversion of the ADSs. It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 40% excluding the applicable general surcharge of 2.5% and education of 2% and Higher education cess of 1% in case of a foreign company, and 30%, excluding the applicable general surcharge and education and Higher education cess, in case of resident and non-resident employees at the applicable slab rate (10%, 20% or 30%, as the case may be) plus 2% and 1% education and Higher education cess respectively on tax and general surcharge. In case of persons other than individuals and companies, the rate of tax would be 30% and increased by a 2% and 1% education and Higher education cess respectively.

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

Gift Tax and Estate Duty

Currently, there are no gift taxes or estate duties applicable to the gifting or inheritance of ADSs or equity shares. Shares/ADS gifted to the donee by his relative and for values less than Rs 50,000 from non-relatives are not taxable. In all other cases, the fair market value of such shares/ADS in excess of Rs 50,000 would be subject to tax at applicable rates as other income . However, these taxes and duties could be restored in the future. Non-resident holders are advised to consult their own tax advisors regarding this issue.

Service tax

Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 10%, plus education cess of 2% and Higher education cess of 1% on tax. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the government account.

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

•  a regulated investment company or real estate investment trust;

•  a tax-exempt organization;

•  a holder liable for alternative minimum tax;

•  a holder that actually or constructively owns 10% or more by voting power or value of our stock;

•  a holder that holds equity shares or ADSs as part of a straddle, hedging or conversion transaction; or

•  a U.S. holder whose functional currency is not the U.S. Dollar.

•  a U.S. expatriate;

•  a holder that purchases or otherwise acquires equity shares or ADSs other than through this offering; or

•  a holder that acquired equity shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation

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

For U.S. Federal income tax purposes, holders of ADSs will be treated as the owners of equity shares represented by such ADSs. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for equity shares. A U.S. holder’s tax basis in the equity shares will be the same as the tax basis in the ADS surrendered therefor, and the holding period in the equity shares will include the period during which the holder held the surrendered ADS.

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

Dividends paid on equity shares or ADSs will generally be treated as foreign source income for U.S. foreign tax credit purposes under special U.S. Federal income tax rules, subject to various classifications and other limitations. The rules relating to computing foreign tax credits are complex. You should consult your own tax advisor to determine the foreign tax credit implications of owning equity shares or ADSs.

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

For cash-basis U.S. holders who receive foreign currency in connection with a sale or other taxable disposition of equity shares or ADSs, the amount realized will be based upon the United States dollar value of the foreign currency received with respect to such equity shares or ADSs as determined on the settlement date of such sale or other taxable disposition.

Accrual-basis U.S. holders may elect the same treatment required of cash-basis taxpayers with respect to a sale or other taxable disposition of equity shares or ADSs, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the United States IRS. Accrual-basis U.S. holders that do not elect to be treated as cash-basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for United States Federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale or other taxable disposition and the value prevailing on the date of payment. Any such currency gain or loss will generally be treated as ordinary income or loss that is United States source, in addition to the gain or loss, if any, recognized on the sale or other taxable disposition of equity shares or ADSs.

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

We have sought to reduce the effect of exchange rate fluctuations on our operating results by entering into foreign exchange forward and options contracts. As of December 31, 2009 we had outstanding forward contracts in the amount of $ 309.6 million, JPY 875.0 million ($ 9.5 million), and GBP 2.9 million ($ 4.8 million) and outstanding currency purchased options in the amount of  $ 10.0 million.   As of December 31, 2008, we had outstanding forward contracts in the amount of $ 285.4 million, JPY 400.0 million ($ 4.4 million), AUD 1.0 million ($ 0.7 million) and GBP 1.5 million ($2.2 million), outstanding  written options of  GBP 0.9 million ($ 1.3 million),  Euro 1.6 million ($ 2.2 million) and JPY 150 million ($ 1.7 million ), outstanding currency purchased options in the amount of  $ 27.0  million, outstanding currency purchased options, net sell in the amount of $ 61.3 million and outstanding currency written options in the amount of $ 21.0 million. These contracts typically mature within 1-41 months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these instruments only for hedging purposes. We may not purchase contracts adequate to insulate ourselves from all foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such contracts may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Modification in the rights of security holders

During 2007 there were no modifications to the rights of the security holders.

Further, at the annual general meeting held on June 26, 2008, the shareholders of the Company had approved modification/repricing of the terms of options to enable the Company to issue Restricted Stock Units (“RSUs”). Accordingly, the amended plan, i.e., “Patni ESOP 2003 (Revised 2008) came into force with effect from June 26, 2008.

At the  annual general meeting held on June 25, 2009, the shareholders of the Company approved a resolution by which the Board of Directors of the Company is authorized on behalf of the Company to issue and allot  an additional 8,000,000 Equity Shares of nominal value of Rs. 2/- (Two) each to the permanent employees of the Company (including Executive and Non-Executive Directors but excluding the Promoter Directors) under the ‘Patni ESOP 2003 (Revised 2009)’ Plan created by the Company for the benefit of the employees, on the terms and conditions as set out in such ESOP Plan.

It was also resolved by the shareholders that options granted to Non-Executive Directors, including Independent Directors, shall not exceed 150,000 options in a financial year and in aggregate shall not be more than 1,500,000 under the said Patni ESOP 2003 (Revised 2009) Plan.

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

As of December 31, 2009, US $ 95.2 million had been utilized for capital expenditure for office facilities and the balance $ 21.8 million remained as cash and cash equivalents pending utilization.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

As of the end of the period covered by this Annual Report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended).Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2009, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Management’s Report on Internal Controls over Financial Reporting

Internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities and Exchange Act of 1934, as amended.

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

Our management, including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31,2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations (COSO)  of the Treadway Commission in “Internal Control-Integrated Framework”. This assessment included an evaluation of the design and operation of internal controls over financial reporting. Based on this assessment, the management concluded that, as of December 31, 2009, the Company has maintained effective internal controls over financial reporting.

Our independent registered public accounting firm, KPMG, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2009.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Patni Computer Systems Limited

We have audited Patni Computer Systems Limited’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”). Patni Computer Systems Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Patni Computer Systems Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Patni Computer Systems Limited and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income/(loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 26, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Mumbai, India

February 26,2010

Changes in internal control over financial reporting

During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Mr.Pradip Shah (Chairman), Mr. Arun Duggal and Mr. Vimal Bhandari, each of whom is an independent director pursuant to the applicable rules of the Securities Exchange Commission and the NYSE. See “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Mr. Arun Duggal is an Audit Committee Financial Expert as defined in item 401(h) of Regulation S-K.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees for professional audit services rendered by KPMG for the audit of the Company’s annual financial statements for 2008 and 2009, and fees billed for other services rendered by KPMG.

Fiscal Year Ended December 31,	Audit Fees	Tax Fees	All Other Fees	Total Fees
			(Amounts in US $)
2008	679,880	153,227	184,781	1,017,888
2009	600,000	164,366	201,646	966,012

Audit fees

Audit fees represents fees for professional services in connection with the audit of Company’s annual consolidated financial statements and reviews of interim financial statements prepared in accordance with U.S. GAAP, report concerning internal control over financial reporting, as well as audits of standalone and consolidated financial statements of the Company and its subsidiaries prepared in accordance with Indian GAAP.

Tax fees

Services provided primarily consist of tax compliance, assistance with tax examinations and corporate tax advisory services.

All other fees

Services provided primarily consist of transfer pricing study and quality review in respect of  IT applications of the company.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

During fiscal  2008,we repurchased a total of 10,957,082 equity shares through the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited for an aggregate consideration of Rs. 2,370 million ($ 53.1 million), which was 100% of the amount authorized for such buy back. Subsequently, we extinguished the equity shares bought back by us as per the requirement of Section 77A of the Indian Companies Act, 1956.

Our retained earnings include profits aggregating Rs. 21,914,164 ($ 449,521) set aside as Capital Redemption Reserve  as required by the Indian Companies Act, 1956 pursuant to the repurchase which can be utilized only for the purpose of issuing fully paid bonus shares of the Company.

During fiscal 2009, there were no purchases made by or on behalf of us or any affiliated purchaser of shares of any class of our securities that are registered pursuant to Section 12 of the U.S. Securities and Exchange Act, 1934, as amended.

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

Six of our twelve directors are “independent directors” as defined by the NYSE.  As an Indian Company we adhere to Clause 49 of the Indian Listing Agreements, which states that if the Chairman of the Board is an executive director then not less than 50 per cent of the Board of Directors should comprise of independent directors

Clause 49 of the Indian listing agreements define an “independent director” to mean a non-executive director who (i) is receiving director’s remuneration and does not have any other material pecuniary relationship or transaction with the company, its promoters, its directors, its senior management or its holding company or its subsidiaries or its associates, which may affect the independence of the director; (ii) is not related to promoters or management at the board level or at one level below the board; (iii) has not been an executive of the company in the immediately preceding three financial years; (iv) is not a partner or an executive and has not been a partner or executive during the preceding three financial years, of the statutory audit firm or the internal audit firm or the legal firm and consulting firm of the company; (v) is not a material supplier, service provider, customer, lessee, or lessor of the company; (vi) is not a shareholder, owning 2% or more of the voting shares of the company; and (vii) is not less than 21 years of age

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

•     Each listed company must have disclosed whether their Board of Directors has identified an audit committee financial expert (as defined under applicable rules of the SEC), and if not the reasons why the board has not done so

We comply with this standard. Our Audit Committee is comprised of three members all being “independent directors” within the meaning established by the NYSE.  All the Committee members are financially literate and the Audit Committee has identified Mr. Arun Duggal as a financial expert (as defined under applicable rules of the SEC) The Committee has a written charter that addresses the Committee’s purpose and responsibilities. The charter and Clause 49 of the Indian Listing Agreements address the duties, role and responsibilities of the Audit Committee.

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

Standard NYSE Practices	Our Practice

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

As a Foreign Private Issuer, we follow home country practice in lieu of NYSE Corporate Governance Standards as permitted. There is no comparable provision under Clause 49 of the Indian Corporate Governance norms with respect to a “Nominating and Corporate Governance Committee”. However, as matter good governance practice, we have established a “Nominating and Governance Committee” which comprises of majority of Independent Directors and the Committee has a written charter which addresses its purpose and responsibilities

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

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statement and auditors report for fiscal 2009 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

•  Report of Independent Registered Public Accounting Firm.

•  Consolidated Balance Sheets as of December 31, 2008 and 2009.

•  Consolidated Statements of Income for the years ended December 31,  2007, 2008 and 2009

•  Consolidated Statements of Stockholders Equity and Comprehensive Income for the years ended December 31, 2007, 2008 and 2009.

•  Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009.

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
Surjeet Singh
Chief Financial Officer

Mumbai, India
Date: February 26, 2010

Patni Computer Systems Limited and subsidiaries
Consolidated financial statements
Contents

Patni Computer Systems Limited and subsidiaries

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Patni Computer Systems Limited:

We have audited the accompanying consolidated balance sheets of Patni Computer Systems Limited and subsidiaries (‘the Company’)  as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income/(loss), and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patni Computer Systems Limited and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 15 to the consolidated financial statements, the Company adopted FASB Statement No. 157 “Fair Value Measurements” (included in FASB ASC Topic 820, Fair Value Measurements and Disclosures), which establishes a common definition for fair value, framework for measuring fair value and expands disclosure about such fair value measurements, as of January 1, 2008.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Patni Computer Systems Limited’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26,2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Mumbai, India

February 26, 2010

Patni Computer Systems Limited and subsidiaries

Consolidated Balance Sheets

	As of
	December 31, 2008	December 31, 2009
Assets
Current assets
Cash and cash equivalents	$60,138,457	$63,459,115
Investments	245,529,769	375,858,138
Accounts receivable, net	111,813,743	109,409,586
Unbilled revenue	30,663,367	19,737,311
Advance income taxes	8,922,311	5,548,939
Deferred income taxes	9,796,021	9,418,969
Prepaid Expenses	2,586,241	2,837,972
Other current assets	6,934,944	16,695,605
Total current assets	$476,384,853	$602,965,635
Advance income taxes	$3,093,606	$3,827,873
Deferred income taxes	19,825,211	28,732,581
Investments	2,769,231	8,340,628
Other assets	19,956,864	20,948,736
Property, plant and equipment, net	150,930,327	147,631,897
Intangible assets, net	27,073,168	22,894,791
Goodwill	65,309,045	65,838,531
Total assets	$765,342,305	$901,180,672
Liabilities and shareholders’ equity
Current liabilities
Capital lease obligation	$175,741	$112,399
Trade accounts payable	8,938,743	5,789,789
Billings in excess of costs and estimated earnings on uncompleted contracts	6,000,383	5,717,820
Income taxes payable	22,402,386	6,366,552
Accrued expenses	56,167,097	56,284,760
Other current liabilities	59,689,464	35,982,086
Total current liabilities	$153,373,814	$110,253,406
Capital lease obligations excluding current portion	$184,214	$90,681
Other liabilities	24,486,301	21,212,169
Income taxes payable	13,482,925	21,485,864
Deferred income taxes	2,858,796	1,104,920
Total liabilities	$194,386,050	$154,147,040
Commitments and contingencies
Shareholders’ Equity
Common shares Rs. 2 par value; Authorized 250,000,000 shares (Issued and outstanding; 128,105,007 shares and 129,126,032 shares as of December 31, 2008 and 2009 respectively).	$5,672,130	$5,715,509
Additional paid-in capital	264,878,177	276,475,303
Retained earnings	375,215,818	485,732,388
Accumulated other comprehensive income /(loss)	(74,809,870)	(20,889,568)
Total shareholders’ equity	$570,956,255	$747,033,632
Total liabilities and shareholders’ equity	$765,342,305	$901,180,672

See accompanying notes to the consolidated financial statements

Patni Computer Systems Limited and subsidiaries

Consolidated Statements of Income

	Year ended December 31,
	2007	2008	2009
Net Revenues	$662,911,669	$718,884,103	$655,918,121
Cost of revenues	450,085,130	491,266,302	421,309,231
Gross profit	212,826,539	227,617,801	234,608,890

Selling, general and administrative expenses	116,260,200	131,056,061	122,010,352
Provision for doubtful debts and advances	1,181,753	1,625,595	2,266,983
Foreign exchange (gain)/loss, net	(23,350,920)	18,358,897	9,692,857

Operating income	118,735,506	76,577,248	100,638,698

Other income/(expense)
Interest and dividend income	12,540,158	13,001,582	11,223,406
Interest expense	(3,592,436)	(1,744,367)	(1,494,179)
Interest expense reversed (refer note 11)	—	6,497,329	2,807,576
Gain on sale of investments, net	6,370,002	9,731,648	9,468,467
Other (expense)/income, net	1,706,227	2,561,206	1,894,684

Income before income taxes	135,759,457	106,624,646	124,538,652
Income taxes	21,783,963	5,203,401	4,758,887

Net income	$113,975,494	$101,421,245	$119,779,765
Earnings per share
Basic	$0.82	$0.75	$0.93
Diluted	$0.82	$0.75	$0.92
Weighted average number of common shares used in computing earnings per share
Basic	138,660,785	135,590,677	128,254,916
Diluted	139,569,933	135,760,422	130,241,085

See accompanying notes to the consolidated financial statements.

Patni Computer Systems Limited and subsidiaries

Consolidated Statements of Shareholders’ Equity and Comprehensive Income/(Loss) for the years ended December 31, 2007, 2008 and 2009

(in $ except share data)

	Common shares		Additional Paid-	Retained	Comprehensive	Accumulated Other Comprehensive	Shareholders
	Shares	Par value	In-Capital	Earnings	Income/ (loss)	Income/ (loss)	Equity

Balance as of January 1, 2007	138,281,853	$6,122,960	$305,030,981	$183,197,559		$14,241,716	$508,593,216
Issuance of equity shares on exercise of options	727,556	35,084	3,203,887				3,238,971
Tax benefit arising on exercise of stock options			442,165				442,165
Compensation cost related to employee stock option plan			4,673,281				4,673,281
Cash dividend on common shares (including corporate dividend tax)				(11,934,467)			(11,934,467)
Comprehensive income
Net income				113,975,494	113,975,494		113,975,494
Other comprehensive income:
Translation adjustment					58,571,590		58,571,590
Unrealised gain on investments, net of tax benefit of $424,845					4,870,285		4,870,285
Unrealised losses on derivative instruments:
Unrealised holding gains (losses) arising during the year					10,750,148		10,750,148
Less: Reclassification adjustment included in net income					(11,792,707)		(11,792,707)
Actuarial losses related to pension and other postretirement benefits, net of tax of $47,185					(423,876)		(423,876)
Comprehensive income/(loss)					176,374,810	61,975,440

Patni Computer Systems Limited and subsidiaries

Consolidated Statements of Shareholders’ Equity and Comprehensive Income/(Loss) for the years ended December 31, 2007, 2008 and 2009

(in $ except share data)

	Common shares		Additional Paid-	Retained	Comprehensive	Accumulated Other Comprehensive	Shareholders
	Shares	Par value	In-Capital	Earnings	Income/ (loss)	Income/ (loss)	Equity

Balance as of December 31, 2007	139,009,409	$6,158,044	$313,350,315	$285,238,586		$76,217,156	$680,964,101
Issuance of equity shares on exercise of options	52,680	2,634	188,325				190,959
Purchase of Common Stock	(10,957,082)	(488,548)	(52,573,794)				(53,062,342)
Tax benefit arising on exercise of stock options			16,121				16,121
Compensation cost related to employee stock option plan			3,897,210				3,897,210
Cash dividend on common shares (including corporate dividend tax)				(11,444,013)			(11,444,013)
Comprehensive income
Net income				101,421,245	101,421,245		101,421,245
Other comprehensive income:
Translation adjustment					(119,927,020)		(119,927,020)
Unrealised gain on investments, net of tax expense of $ 257,690					(1,828,525)		(1,828,525)
Unrealised losses on derivative instruments:
Unrealized holding gains (losses) arising during the year, net of tax credit of ($2,201,998)					(42,542,853)		(42,542,853)
Less: Reclassification adjustment included in net income					12,068,379		12,068,379
Actuarial gain related to pension and other postretirement benefits, net of tax of $195,797					1,202,993		1,202,993
Comprehensive income/(loss)					(49,605,781)	(151,027,026)	—
Balance as of December 31, 2008	128,105,007	$5,672,130	$264,878,177	$375,215,818		$(74,809,870)	$570,956,255

See accompanying notes to the consolidated financial statements.

Patni Computer Systems Limited and subsidiaries

Consolidated Statements of Shareholders’ Equity and Comprehensive Income/(Loss) for the years ended December 31, 2006, 2007 and 2008 (Continued)

(in $ except share data)

	Common shares		Additional Paid-	Retained	Comprehensive	Accumulated Other Comprehensive	Shareholders
	Shares	Par value	In-Capital	Earnings	Income/ (loss)	Income/ (loss)	Equity
Balance as of January 1, 2009	128,105,007	$5,672,130	$264,878,177	$375,215,818		$(74,809,870)	$570,956,255
Issuance of equity shares on exercise of options	1,021,025	43,379	5,473,984				5,517,363
Tax benefit arising on exercise of stock options			814,537				814,537
Compensation cost related to employee stock option plan			5,308,605				5,308,605
Cash dividend on common shares (including corporate dividend tax)				(9,263,195)			(9,263,195)
Net income				119,779,765	119,779,765		119,779,765
Other comprehensive income:
Translation adjustment					27,702,545		27,702,545
Reclassification of unrealised gain on investments, net of tax expense of $301,521 to net income					(3,944,229)		(3,944,229)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the year, net of tax benefit of $20,446					12,330,273		12,330,273
Less: Reclassification adjustment included in net income					18,199,724		18,199,724
Actuarial losses related to pension and other postretirement benefits, net of tax benefit of $167,523					(368,011)		(368,011)
Comprehensive income/(loss)					53,920,302	53,920,302
Balance as of December 31, 2009	129,126,032	$5,715,509	$276,475,303	$485,732,388		$(20,889,568)	$747,033,632

See accompanying notes to the consolidated financial statement

Patni Computer Systems Limited and subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31,
	2007	2008	2009
Operating activities
Net income	$113,975,494	$101,421,245	$119,779,765
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of fixed assets and intangible assets	25,053,060	27,711,972	26,251,592
Deferred taxes	(10,130,035)	(9,215,965)	(8,865,238)
Provision for doubtful debts and advances	1,181,753	1,625,595	2,266,983
(Gain)/loss on sale of property, plant and equipment, net	(265,426)	(371,526)	252,091
Gain on sale of investments	(6,370,002)	(9,731,648)	(9,468,467)
Compensation cost related to employee stock option plan	4,673,281	3,897,210	5,308,605
Deferred roll-over gains relating to cash flow hedges	—	—	4,192,350
Changes in assets and liabilities:
Accounts receivable	(13,492,304)	9,987,054	3,397,331
Unbilled revenue	(8,300,239)	(3,289,128)	12,087,746
Other current assets	(21,663,190)	21,015,540	(7,703,814)
Other assets	1,252,142	(1,675,575)	3,150,343
Trade accounts payable others	(1,804,558)	(958,041)	(484,602)
Billings in excess of costs and estimated earnings on uncompleted contracts	59,255	3,081,643	(460,188)
Taxes payable	11,218,123	(8,427,949)	(5,983,096)
Excess tax benefit arising on exercise of stock options	(442,165)	(16,121)	(814,537)
Tax benefit on exercise of stock options	47,841	14,739	451,624
Accrued expenses	8,104,178	9,463,589	(864,618)
Other current liabilities	4,222,173	14,263,756	(4,380,795)
Other liabilities	3,952,833	(9,453,334)	(906,891)
Net cash provided by operating activities	$111,272,214	$149,343,056	$137,206,185
Investing activities
Purchase of property, plant and equipment	(61,891,010)	(43,362,388)	(18,983,035)
Proceeds from sales of property, plant and equipment	557,761	3,841,641	271,783
Purchase of investments	(1,149,342,754)	(973,062,275)	(1,118,436,952)
Proceeds from sale of investments	1,134,569,183	977,051,287	1,004,449,630
Payments for acquisition, net of cash acquired	(33,795,203)	—	—
Payments for acquisition of technology related intangibles	(20,368,599)	—	—
Tax benefit on incentive stock option of Patni Telecom	235,057	—	—
Net cash used in investing activities	$(130,035,565)	$(35,531,735)	$(132,698,574)

See accompanying notes to the consolidated financial statements.

Patni Computer Systems Limited and subsidiaries

Consolidated Statements of Cash Flows (Continued)

	Year ended December 31,
	2007	2008	2009
Financing activities:
Payment of capital lease obligations	(429,987)	(293,418)	(225,174)
Dividend on common shares	(10,199,781)	(9,778,450)	(7,911,016)
Corporate Dividend tax paid	(1,733,620)	(1,662,387)	(1,345,596)
Proceeds from common shares issued	3,238,971	190,958	5,517,363
Purchase of Common Stock	—	(53,062,342)	—
Excess tax benefit arising on exercise of stock options	442,165	16,121	814,537
Net cash used in financing activities	$(8,682,252)	$(64,589,518)	$(3,149,886)
Effect of exchange rates changes on cash and cash equivalents	13,561,572	(21,709,325)	1,962,932
Net increase in cash and cash equivalents	(27,445,603)	49,221,803	1,357,726
Cash and cash equivalents at the beginning of the year	46,510,010	32,625,979	60,138,457
Cash and cash equivalents at the end of the year	$32,625,979	$60,138,457	$63,459,115
Supplemental disclosure of cash flow information:
Interest paid	$26,764	$50,302	$41,757
Income taxes paid	$29,532,237	$16,993,377	$23,303,213
Non cash investing and financing activities:
Additions to property, plant and equipment, represented by capital lease obligations	$264,138	$149,745	$57,624
Property, plant and equipment acquired on credit	$558,012	$(3,158,568)	$(3,348,904)

See accompanying notes to the consolidated financial statements.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

1              Organization and nature of business

1.1           Patni Computer Systems Limited (“Patni”) is a company incorporated in India under the Indian Companies Act,   1956. In February 2004, Patni completed an initial public offering of its equity shares in India.  In December 2005, Patni also completed an initial public offering of American Depositary Shares in the United States of America (USA).

1.2           Patni Computers Systems (UK) Limited (“Patni UK”), a company incorporated in the United Kingdom (UK), Patni Computer Systems GmbH (“Patni GmbH”), a company incorporated in Germany, Patni Americas, Inc. (“Patni USA”) formerly known as Patni Computer Systems, Inc., a company incorporated in Massachusetts, USA and Patni Computer Systems Brasil, Ltda a company incorporated in Brazil are 100% owned subsidiaries of Patni. On November 3, 2004, Patni USA, acquired 100% equity in Patni Telecom Solutions Inc.  (formerly known as Cymbal Corporation), a company incorporated in California, USA, together with its subsidiaries in India, UK & Thailand, for consideration in cash. Cymbal Information Services (Thailand) Ltd., subsidiary of Patni Telecom Solutions Inc. was dissolved and the liquidation was completed in May, 2006. In July, 2007, Patni USA, acquired 100% equity in Patni Life Sciences Inc. (formerly known as Taratec Development Corporation), a company incorporated in New Jersey, USA, for consideration in cash. Further, Patni also has foreign branch offices in the USA, Japan, Sweden, Finland, Korea, Netherland, Australia, UAE, South Africa, Canada, Turkey, Ireland, Romania and Switzerland. In March 2008, Patni through it’s wholly owned subsidiary Patni UK incorporated a subsidiary in Czech Republic named Patni Computer Systems (Czech) s.r.o. In December 2008, Patni has set up a subsidiary in Mexico named PCS Computer Systems Mexico, SA de CV.  In June 2009, Patni has set up a subsidiary in Singapore named Patni (Singapore) Pte Ltd.

1.3           Patni together with its subsidiaries (collectively, “Patni Group” or “the Company”) is engaged in IT consulting, software development and Business Process Outsourcing (“BPO”).  The Company provides multiple service offerings to its clients across various industries comprising financial services, insurance services, manufacturing, retail and distribution, communications, media and utilities and technology practice.(comprising of product engineering). The various service offerings comprise application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, quality assurance services and BPO services.

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

Principles of consolidation

2.2           The consolidated financial statements include the financial statements of Patni and all of its subsidiaries, which are all more than 50% owned and controlled. All inter-company accounts and transactions are eliminated on consolidation.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

2              Summary of significant accounting policies (Continued)

Accounting estimates

2.3           The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates relate to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, our future obligations under employee retirement and benefit plans, useful lives of property, plant and equipment and intangible assets, estimate of future cash flows used in assessing impairment, deferred tax assets and liabilities and provisions for contingencies and litigation.

The Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable. The actual amounts may vary from the estimates used in the preparation of the accompanying consolidated financial statements. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to consolidated financial statements.

Revenue and cost recognition

2.4           The Company derives its revenues primarily from software services and to a lesser extent from BPO services. Revenue is recognized when there is persuasive evidence of a contractual arrangement with customers, delivery has occured, the sales price is fixed or determinable and collectibility is probable. Software services are provided either on a fixed price, fixed time frame or on a time and material basis. Revenue with respect to time-and-material contracts are recognized as related services are performed. The Company’s fixed price contracts include application maintenance and support services, on which revenue is recognized ratably over the term of maintenance. Revenue with respect to other fixed price contracts is recognized on a percentage of completion basis. The input (cost expended) method has been used because management considers this to be the best available measure of progress on these contracts as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

2.5           The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts”, represents revenues recognized in excess of amounts billed.  These amounts are billed after the milestones specified in the agreement are achieved.  The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts”, represents billings in excess of revenues recognized. With effect from January 1, 2009 “Costs and estimated earnings in excess of billings on uncompleted contracts” has been disclosed as Unbilled revenue.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

2              Summary of significant accounting policies (Continued)

Revenue and cost recognition (Continued)

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

Reimbursements of out of pocket expenses received from customers have been included as a component of revenues.

2.9           Revenues from BPO Services are derived from both time-based and transaction-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contracts with the customer.

2.10         The Company reports taxes assessed by governmental authorities which are directly imposed on revenue producing transactions on a net basis.

Advertising cost

2.11           Advertising costs incurred during the year have been expensed. The total amount of advertising costs expensed was $0.9 million, $1.6 million and $1.34 million for the years ended December, 31, 2007, 2008 and 2009, respectively.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

2              Summary of significant accounting policies (Continued)

Cash and cash equivalents

2.12         The Company considers investments in highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents comprise cash, deposits with banks and money market accounts.

Investments

2.13         Management determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designation at each balance sheet date.  At December 31, 2008 and 2009, investment securities were classified as available-for-sale or held to maturity. The investment securities classified as available-for-sale consists of units of mutual funds and other investments. Other investments consists primarily of certificate of deposit with banks, which are carried at fair value based on the prices obtained from independent third party dealers. Held to maturity securities consist of investment made by the Company in term deposits issued by the Government. These term deposits mature in two years from the time of deposit.

2.14         Available-for-sale securities are carried at fair market value with unrealized gains and losses, net of deferred income taxes, reported as a separate component of other comprehensive income in the statement of shareholders’ equity and comprehensive income/(loss). The fair values represent either the quoted market prices for the investments at balance sheet date where available or Net Asset Value (“NAV”) as stated by the issuers of these mutual fund units in the published statements.  NAVs represent the price at which the issuer will issue further units in the mutual fund and the price at which the issuer will redeem such units from the investors. Accordingly, such NAV are analogous to fair market value with respect to these investments as transactions of these mutual funds are carried out at such prices between investors and the issuers of these units of mutual funds.

Realized gains and losses, and decline in value judged to be other than temporary on available-for-sale securities are included in the consolidated statements of income.  The cost of securities sold or disposed is determined on average cost basis.

Trade accounts receivable

2.15         Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each customer, historical collections experience and other information, including the aging of the receivables. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Business combinations, goodwill and intangible assets

2.16         The Company accounts for its business combinations under the purchase method of accounting. Intangible assets acquired in a business combination are recognized and reported separately from goodwill. All assets and liabilities of the acquired businesses, including goodwill, are assigned to reporting units.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

2              Summary of significant accounting policies (Continued)

Business combinations, goodwill and intangible assets (Continued)

2.17         Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is not amortized but is tested for impairment at least on an annual basis at year end, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the step two of the impairment test (measurement) is performed. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in a business combination. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. Based on the results of its annual impairment tests, the Company determined that no impairment of goodwill existed as of December 31, 2009 or December 31, 2008.

2.18         Intangible assets acquired either through a business combination or individually are amortized over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Intangible assets comprise customer and technology related intangible assets and are being amortized over a period of 3-10 years. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

2.19         Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

Property, plant and equipment

2.20         Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Gains and losses on disposals are included in the consolidated statements of income at amounts equal to the difference between the net book value of the disposed assets and the net proceeds received upon disposal.  Expenditures for replacements and improvements are capitalized, whereas the cost of maintenance and repairs is charged to income when incurred.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

2              Summary of significant accounting policies (Continued)

Property, plant and equipment (Continued)

2.21         Property, plant and equipment are depreciated over the estimated useful life of the asset using the straight-line method, once the asset is put to its intended use. The cost of software obtained for internal use is capitalized and amortized over the estimated useful life of the software. The estimated useful lives of assets are as follows:

Buildings	40 years
Leasehold improvements	Over the lease period or the useful lives of the assets, whichever is shorter
Computer – Hardware and software and other service equipments	3 years
Furniture and fixtures	3-8 years
Other equipment	3-8 years
Vehicles	4-5 years

Impairment of long-lived assets and long-lived assets to be disposed

2.22         Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever an event or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset.  If the carrying value exceeds the expected undiscounted cash flows of the asset, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Functional and Foreign currency translation

2.23         The functional currency of Patni and its branches in the USA, Japan, Sweden, Finland, UAE, South Africa, Australia, Korea, Netherland, Canada, Turkey, Ireland, Romania and Switzerland is the Indian Rupee. The functional currencies of Patni’s subsidiaries are the applicable local currencies.

2.24         The accompanying consolidated financial statements are reported in US Dollars.  The translation is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for statements of income accounts using the exchange rate prevailing on the date of those transactions. In respect of subsidiaries, the respective functional currencies are first translated into Indian Rupees and then into US Dollars. The gains or losses resulting from such translation are reported in other comprehensive income/ (loss) in the statement of shareholders’ equity and comprehensive income/ (loss).

Foreign currency transactions

2.25         Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the date of the transaction.  Resulting gains or losses from settlement of such foreign currency transactions are included in the consolidated statements of income. Unsettled monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. A transaction gain or loss arising from a change in exchange rates between the date of a transaction and the year end exchange rates is included in the consolidated statements of income.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

2              Summary of significant accounting policies (Continued)

Income taxes

2.26         Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of changes in tax rates is recognized in results of operations in the period that includes the enactment date.  The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the assets will not be realised.

From January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Concentration of credit risk

2.27         Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash equivalents, investments and accounts receivables. Cash equivalents are invested with banks with investment grade credit ratings. To reduce credit risk, investments are made in a diversified portfolio of mutual funds, government bonds, which are periodically reviewed. To reduce its credit risk on accounts receivables, the Company performs ongoing credit evaluations of customers.

Retirement benefits to employees

2.28         Contributions to defined contribution plans are charged to income in the period in which they accrue. Current services costs for defined benefit plans are accrued in the period to which they relate. The liability in respect of defined benefit plans is calculated annually by a qualified actuary using the projected unit credit method.  The Company recognises the net funded position of its plans as an asset or liability in the consolidated balance sheets.

In measuring the defined benefit obligations, the Company uses discount rates based on yields of high quality fixed income instruments (i.e. yields on high quality corporate bonds) prevailing as at the balance sheet date for the corresponding tenure of the obligations.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

2              Summary of significant accounting policies (Continued)

Stock-based compensation

2.29         Effective January 1, 2006, the Company recognizes compensation expense relating to share-based payments granted after this date in net income using a fair value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a accelerated basis over the requisite service period, which is generally the vesting period. The Company implemented this fair value model using the modified prospective method and therefore, prior periods were not restated. Under the modified prospective method, fair value accounting was applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted equity-based awards for which the requisite service had not been rendered as of January 1, 2006. The Company granted stock options under the ‘Patni ESOP 2003 Revised 2006’ plan (‘the plan’). See Note 18 for further discussion.

2.30         Prior to the adoption of fair value accounting, the Company recorded benefits associated with the tax deductions in excess of recognized compensation cost as an operating cash flow. Subsequent to the adoption of fair value accounting such benefits have been recorded as a financing cash inflow. In the accompanying consolidated statements of cash flows for year ended December 31, 2007, 2008 and 2009, tax benefit of $ 442,165, $16,121 and $814,537, respectively has been classified as financing cash flows.

2.31         Effective April 1, 2007, an amendment has been made to Indian Income Tax Act 1961 subjecting specified securities allotted or transferred by an employer to its employees to Fringe Benefit Tax (FBT). The liability to pay FBT by the employer arose at the time of allotment of the securities, consequent to exercise of option by the employees and is calculated on the difference between the fair value of the underlying share on the date of vesting and the exercise price paid by the employee based on the corporate tax rate. The FBT arising from such allotment of a specified option is collectible from employees, which is considered as additional exercise price of the option as this would reduce the ultimate benefit to the employee and therefore is recognized as additional paid-in-capital.

On August 18, 2009, a further amendment was made to the Indian Income Tax Act, with retroactive effect from April 1, 2009, abolishing the provisions of FBT. Thus, for any exercises of stock options by the employee on or after April 1, 2009, the shares issued, or allotted and transferred by the Company, are no longer subject to FBT.

Since the abolition of the provisions of FBT, such deemed increase to the stock option exercise price is no longer necessary. This change has been accounted for as a modification in the exercise price of the existing outstanding options. Accordingly, the difference in the fair value of the unvested outstanding options immediately before the modification and after the modification will be recognized as incremental share-based compensation over the remaining vesting period. For the options vested and outstanding as on the date of modification, the incremental cost has been recognized in the statement of income immediately on the date of modification.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

2              Summary of significant accounting policies (Continued)

Dividends

2.32         Dividends on common shares are recorded as a liability on the date of declaration by the shareholders at the Annual General Meeting.

Derivatives and hedge accounting

2.33         The Company enters into forward foreign exchange contracts/option contracts (derivatives) to manage the risk of changes in foreign exchange rates on inter company and end customer accounts receivable and forecasted sales transactions denominated in foreign currencies. The strategy also includes entering into short-term forward foreign exchange contracts which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur (roll-over hedging). Upon completion of the formal documentation and testing for effectiveness, the Company designates forward and option contracts, which meet the hedging criteria, as cash flow hedges.

2.34         Changes in fair values of designated cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income/(loss) until the hedged transactions occur and are then recognised in the consolidated statements of income. In respect of derivatives acquired pursuant to roll-over hedging strategy, the forward premium/discount points are excluded from assessing hedge effectiveness. Changes in fair value for derivatives not designated as hedging instruments and ineffective portion of the hedging instruments are recognized in consolidated statements of income in the current period.

2.35         In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company will, prospectively, discontinue hedge accounting with respect to that derivative. The derivatives, which do not qualify for hedge accounting, are recognised at fair value with gains or losses included in foreign exchange (gain)/loss in the consolidated statements of income.

Earnings per share

2.36         Basic earnings per share is computed using the weighted average number of common outstanding during the year.  Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the year using the treasury stock method for options except where the result would be anti-dilutive.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

2              Summary of significant accounting policies (Continued)

Commitments and Contingencies

2.37         Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Reclassifications

2.38         Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

Recently Issued Accounting Standards

2.39         In August 2009, the FASB issued revised authoritative guidance ASU 2009-05 (previously FSP FAS 157-f) regarding the measurement of liabilities at fair value which provides clarification that in circumstances where a quoted market price in an active market for an identical liability is not available, a reporting entity must measure fair value of the liability using one of the following techniques: 1) the quoted price of the identical liability when traded as an asset; 2) quoted prices for similar liabilities or similar liabilities when traded as assets; or 3) another valuation technique, such as a present value technique or the amount that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. This statement becomes effective for the first reporting period (including interim periods) beginning after issuance, which is the first quarter of fiscal 2010 for the Company. The Company believes that this guidance will not have any impact on the Company’s consolidated financial position, results of operations or cash flows.

2.40         In June 2009, the FASB issued authoritative guidance ASC 810 (previously SFAS 167 “Consolidation of variable interest entities”) which revises the approach to determining when an entity that is insufficiently capitalized or not controlled through voting rights (referred to as a variable interest entity or “VIE”) should be consolidated. The new consolidation model for VIEs considers whether the enterprise has the power to direct the activities that most significantly impact the VIE’s economic performance and shares in the significant risks and rewards of the entity. This guidance requires companies to continually reassess their involvement with VIEs to determine if consolidation is appropriate and provide additional disclosures about their involvement with them. This guidance is effective for the Company’s 2010 fiscal year and the Company believes that this guidance will not have any impact on the Company’s consolidated financial position, results of operations or cash flows.

Recently Adopted Accounting Standards

2.41         Effective July 1, 2009, the Company adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 105-10 (previously SFAS No 168), Generally Accepted Accounting Principles — Overall (“ASC 105-10”). ASC 105-10 establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASUs”).

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

2              Summary of significant accounting policies (Continued)

Recently Adopted Accounting Standards (Continued)

The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification. The adoption of this standard did not have any impact on the Company’s consolidated financial position, results of operations and cash flows.

2.42         In December 2007, the FASB issued ASC No. 805 (previously SFAS No 141R), Business Combinations and ASC No. 810 (previously FAS Statement No. 160), Noncontrolling Interests in Consolidated Financial Statements — an amendment to ASC No. 810 (“ASC No. 810-10-65”). ASC 805 and 810 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. The Company adopted ASC 805 January 1, 2009 and will apply this standard to business combinations from this date onwards. The adoption of ASC 805 and ASC 810 did not have any impact on the Company’s consolidated financial position, results of operations, cash flows or its disclosures.

2.43         In April 2008, the FASB issued ASC No. 350-30 (previously FSP SFAS No 142-3 “Determination of the Useful Life of Intangible Assets”). ASC No. 350-30 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under ASC No. 350, Goodwill and Other Intangible Assets. This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions after the effective date. The Company adopted ASC No. 350-30 January 1, 2009 which did not have any impact on the Company’s consolidated financial position, results of operations, cash flows or its disclosures.

2.44         In December 2008, the FASB issued ASC 715-20-05 (previously FSP FAS 132(R)-1), “Employer’s Disclosures about Postretirement Benefit Plan Assets”).  The ASC requires enhanced disclosures about plan assets currently required by ASC 715, Employer’s Disclosures about Pensions and Other Postretirement Benefits.  ASC 715-20-05 requires more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. The Company adopted these disclosure requirements in these consolidated financial statements. See Note 20.

2.45         On January 1, 2009, the Company adopted ASC No. 820-10 (previously FSP SFAS No 157-2), Effective Date of ASC No. 820 (“ASC No. 820-10”), which delays the effective date of ASC No. 820 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis to fiscal years beginning after November 15, 2008. The adoption of ASC No. 820-10, did not have any impact on the Company’s consolidated financial position, results of operations and cash flows.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

2              Summary of significant accounting policies (Continued)

Recently Adopted Accounting Standards (Continued)

2.46         On January 1, 2009, the Company adopted ASC No. 815 (previously SFAS No 161 “Disclosures about Derivative Instruments and Hedging Activities”). This standard requires enhanced disclosures about (a) how and why an entity uses derivative instruments (b) how derivative instruments and related hedged items are accounted and (c) how derivative instruments and related hedged items affect an entity’s financial positions, financial performance and cash flows. The Company adopted these disclosures requirements in these consolidated financial statements. See Note 16.

2.47         On April 9, 2009 the Financial Accounting Standards Board (‘FASB’) issued three ASC’s to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. ASC 820-10-65 (previously FSP FAS 157-4), Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, provides guidelines for making fair value measurements more consistent with the principles presented in ASC No. 820, Fair Value Measurements. ASC 820-10-50, Interim Disclosures about Fair Value of Financial Instruments, enhances consistency in financial reporting by increasing the frequency of fair value disclosures.

ASC 320-10-65 (previously FSP FAS 115-2 and FAS 124-2), Recognition and Presentation of Other-Than-Temporary Impairments, provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. The Company began providing the related disclosures starting with our interim financial statements as of June 30, 2009. The adoption of these ASC did not have any impact on the Company’s consolidated financial position, results of operations and cash flows.

2.48         In May 2009, the Financial Accounting Standards Board (FASB) issued ASC No. 855 (previously SFAS No 165), Subsequent Events (“ASC 855”).  ASC 855 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date that is, whether that date represents the date the financial statements were issued or were available to be issued.

This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented.  ASC 855 (previously SFAS No 165) is effective for interim and annual periods ending after June 15, 2009. The Company evaluated all events or transactions that occured after December 31, 2009 through February 26, 2010 the date the Company issued these financial statements. During this period the Company did not have any material recognizable subsequent events.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

3              Acquisitions

3.1          Acquisition of business and assets of Logan-Orviss International Associates BV (‘LOI’)

On July 2, 2007, the Company acquired 100% of the business and assets of LOI, a European telecommunications consulting services Company. The Company believes that through this acquisition it will strengthen its presence in communication and media practice through consultancy services on IT initiatives. The purchase price of $8,613,938 (including direct acquisition related expenses of $863,938) was paid in cash.

This transaction has been accounted using the purchase method. The purchase price has been allocated to the acquired assets as per management’s estimates and independent valuation of fair values as summarized below:

Intangible assets
- Customer contracts and non contractual customer relationships	1,370,000
- Intellectual property rights	790,000	2,160,000
Goodwill		6,453,938
Total purchase price		$8,613,938

Goodwill generated from the above acquisition was allocated to “Communications, Media and Utilities” segment.

Further, as a part of the business acquisition, the Company initiated an incentive plan linked to revenues for certain specific employees. Management estimates that incentive payments under this plan will not exceed $13,080,000 through June 2010. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognised as compensation costs for post acquisition services. Based on the assessment of the revenue targets achieved for the contractual year ended June 30, 2008, and June 30, 2009 an amount of $117,108 and $ 123,810 respectively has been accrued as compensation cost for these employees. Further, based on the assessment of revenue targets expected to be achieved for the contractual year ending June 30, 2010, an additional amount of $41,504 has been recorded as selling, general and administrative expenses for these employees for the year ended December 31, 2009.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

3             Acquisitions (Continued)

3.2          Acquisition of Taratec Development Corporation (Taratec)

On July 23, 2007, Patni USA acquired 100% equity interest in Taratec Development Corporation (subsequently named as Patni Life Sciences Inc), which is a leading consulting company in the life sciences industry providing integrated business, information technology, and regulatory compliance products and services.

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

The Company accounts for the contingent payments, other than payments to certain employees under the incentive plan described below, as goodwill in the periods in which the contingency is resolved.

Further, as a part of the acquisition, the Company initiated an incentive plan linked to revenues and margins, for certain specific employees of Taratec and Patni. The incentive payments under this plan will not exceed $3,500,000 through June 2010. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognized as compensation for post acquisition services. Based on the assessment of the revenue and margin targets achieved through the contractual year ended July 31, 2008, and July 31, 2009, the management has concluded that no compensation cost is required to be accrued for these employees. Further based on the assessment for the revenue and margin targets expected to be achieved for the contractual year ending July 31, 2010, the management has concluded that no compensation cost is required to be accrued for these employees during the year ended December 31, 2009.

This transaction has been accounted using the purchase method of accounting. The purchase price, net of cash acquired of $2,843,782, has been allocated to the acquired assets and assumed liabilities as per management’s estimates and independent valuation as summarized below:

Net current assets		$2,528,948
Deferred tax asset		920,600
Property, plant and equipment		84,538
Deferred tax liability		(696,000)
Intangible assets
- Customer contracts and non contractual customer Relationships	1,550,000
- Intellectual property rights	190,000	1,740,000
Goodwill		8,258,358
Total purchase price		$12,836,444

Goodwill generated from the above acquisition was allocated to “Manufacturing, Retail and Distribution” segment.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

4              Cash and Cash Equivalents

Cash and cash equivalents held by the Company account wise are as follows:

As of	December 31, 2008	December 31, 2009
Bank Accounts	$58,033,968	$63,337,520
Money In Transit	982,397	58,084
Term Deposits	1,026,777	—
Cash in Hand	95,315	63,511
Total	$60,138,457	$63,459,115

Cash and cash equivalents as of December 31, 2008 and 2009 include restricted cash balance of $9,755 and $16,557, respectively. Restrictions are primarily on account of unclaimed dividends.

The following table sets out the break-up of cash and cash equivalents held in banks:

As of	December 31, 2008	December 31, 2009

Bank Accounts
Bank of America , USA	$31,804,624	$26,147,543
Handelsbanken, Finland.	2,038,103	1,949,616
Standard Bank of S Africa, South Africa	1,840,823	2,777,323
ABN Amro Bank N.V, India	1,780,079	447,070
Commerce Bank, USA	1,637,792	—
Standard Chartered Bank, India	1,350,050	318,551
Citibank N.A., India	1,317,536	2,042,601
Natwest Bank , UK	1,282,157	10,697,690
Bank of Tokyo, Japan	1,270,163	1,269,330
Deutsche Bank ,Germany	1,254,592	926,481
ANZ Bank, Australia	1,052,805	2,040,269
AK Bank, Turkey	—	2,364,193
Citibank EEFC Bank accounts, India	3,423,021	2,811,973
Standard Chartered Bank- EEFC accounts, India	1,231,418	6,452,547
Others *	6,750,804	3,092,333
	58,033,968	63,337,520

Money in transit	$982,397	$58,084

Term Deposits
Merrill Lynch, USA	1,137	—
Yes Bank, India	1,025,640	—
Total	$1,026,777	—

Cash in Hand	$95,315	$63,511

Cash and Cash Equivalents	$60,138,457	$63,459,115

* Others include bank balances in various accounts with banks spread across various locations in which the Company held balances of less than $1 million individually.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

5              Investments

5.1           Investment securities consist of the following:

	As of December 31, 2008
	Cost of Purchase	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available for sale:
Mutual Fund Units:
- Liquid	$151,126,457	$1,788,582	$(10,307)	$152,904,732
- Fixed Maturity	85,569,637	4,980,890	(6)	$90,550,521
Other Investments	2,008,240	66,276	—	$2,074,516
Amount reported as investments – current	$238,704,334	$6,835,748	$(10,313)	$245,529,769
Held to maturity:
Bonds	$2,769,231
Amount reported as investments- non current	$2,769,231

	As of December 31, 2009
	Cost of Purchase	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available for sale:
Mutual Fund Units:
- Liquid	$355,745,005	$1,444,038	$(10,774)	$357,178,269
- Fixed Maturity	7,523,646	486,318	—	8,009,964
Other Investments	10,009,802	660,103	—	10,669,905
Amount reported as investments – current	$373,278,453	$2,590,459	$(10,774)	$375,858,138
Held to maturity:
Term deposit	$2,966,595
Non-Convertible Debentures	$5,374,033
Amount reported as investments- non current	$8,340,628

5.2           Dividends from securities available for sale and gross realised gains and losses on sale of securities available for sale are as follows:

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
Dividends from securities available for sale	$9,946,965	$11,510,937	$10,425,493
Gross realised gains on sale of securities available for sale	6,401,863	10,477,436	9,703,109
Gross realised losses on sale of securities available for sale	31,861	745,788	234,642

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

5              Investments (Continued)

5.3           Maturity profile of investment securities classified as available-for-sale and held-to-maturity are as follows as of December 31, 2009:

	Cost of Purchase	Fair Value
Available for Sale :
Mutual Fund Units (Fixed Maturity)
- Within one year	$7,523,646	$8,009,964

	$7,523,646	$8,009,964
Held to Maturity : -Due after one year through five years
Term deposit	$2,966,595
Non-Convertible Debentures	$5,374,033

	$8,340,628

5.4           Investment securities are held in the following mutual fund and other investment schemes:

As of	December 31, 2008	December 31, 2009
Available for Sale Securities
IDFC Mutual Fund	$18,441,673	$68,953,565
ICICI Prudential Mutual Fund	42,692,251	34,643,289
Reliance Mutual Fund	34,918,630	36,770,299
Kotak Mutual Fund	25,128,363	31,139,138
HDFC Mutual Fund	2,647,146	34,385,614
Birla Sunlife Mutual Fund	32,007,002	41,763,517
Tata Mutual Fund	30,461,581	40,274,464
Religare Mutual Fund	7,237,046	14,045,079
Deutsche Mutual Fund	7,952,685	43,321,081
Fortis Mutual Fund	5,739,249	13,019,007
JM Financial Mutual Fund	13,991,066	1,051,789
DSP BlackRock Mutual Fund	12,123,623	—
HSBC Mutual Fund	3,956,269	4,153,983
Franklin Templeton Mutual Fund	6,158,668	1,667,407
Global Treasury Fund	5,916	—
	$243,461,168	$365,188,233
Other Investments:
Investment in Certificates of Deposit with Banks
Canara Bank	2,024,878	10,659,695
Total	2,024,878	10,659,695

Others	43,723	10,211
	43,723	10,211

Total	245,529,769	375,858,138
Held to Maturity
NABARD Capital Gains Bonds	2,769,231	—
Non-Convertible Debentures	—	5,374,033
NABARD Term Deposit	—	2,966,595
Total	2,769,231	8,340,628

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

6              Accounts receivable

6.1           Accounts receivable consist of the following:

As of	December 31, 2008	December 31, 2009
Receivables	$114,736,385	$112,296,848
Less: Allowances for doubtful accounts	(2,922,642)	(2,887,262)

	$111,813,743	$109,409,586

6.2           The activity in the allowance for doubtful accounts receivable for the years ended December 31, 2007, 2008 and 2009 is as follows:

As of	December 31, 2007	December 31, 2008	December 31, 2009
Allowance for doubtful accounts as of the beginning of the year	$3,105,764	$2,327,490	$2,922,642
Additional provision (net of recoveries) made during the year	1,050,245	1,561,630	2,269,998
Accounts receivable written off against the allowance during the year	(1,828,519)	(966,478)	(2,305,379)
Allowance for doubtful accounts as of the end of the year	$2,327,490	$2,922,642	$2,887,262

7              Unbilled revenue and billings in excess of costs and estimated earnings on uncompleted contracts

As of	December 31, 2008	December 31, 2009
Cost incurred on uncompleted contracts	$62,885,237	$60,800,956
Estimated earnings	38,889,183	34,211,471
	101,774,420	95,012,426
Less: Billings to date	(77,111,436)	(80,992,935)
	$24,662,984	$14,019,491
Included in the accompanying balance sheet under the following captions:
Unbilled revenue	30,663,367	19,737,311
Billings in excess of costs and estimated earnings on uncompleted contracts	(6,000,383)	(5,717,820)
	$24,662,984	$14,019,491

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

8              Other assets

Other assets consist of the following:

As of	December 31, 2008	December 31, 2009
Advances to vendors	$1,317,240	$984,491
Refundable security deposit	6,457,639	6,247,167
Deferred cost in respect of revenue arrangements	1,689,331	3,341,877
Due from employees	1,646,155	803,557
Derivative contracts	75,424	2,400,791
Leasehold Land	13,833,378	17,815,804
Deposit with tax authorities	—	5,464,456
Others	1,872,641	586,198
	$26,891,808	$37,644,341
Less : Other current assets
Advances to vendors	(1,317,240)	(984,491)
Refundable security deposit	(353,433)	(3,137,830)
Deferred cost in respect of revenue arrangements	(1,689,331)	(3,341,877)
Due from employees	(1,626,875)	(779,962)
Derivative contracts	(75,424)	(2,400,791)
Deposit with tax authorities	—	(5,464,456)
Others	(1,872,641)	(586,198)
	(6,934,944)	(16,695,605)
Other assets	$19,956,864	$20,948,736

9              Property, plant and equipment

9.1           Property, plant and equipment consists of the following:

As of	December 31, 2008	December 31, 2009

Land	$3,508	$3,676
Building	56,885,137	78,456,910
Leasehold improvements	6,960,380	7,875,532
Computer – Hardware and other service equipment	49,981,070	52,152,209
Computer – Software	28,665,685	35,554,632
Furniture and fixtures	19,153,158	22,185,317
Other equipment	38,046,505	42,671,510
Vehicles	1,579,933	1,389,021
Capital work-in-progress	39,515,267	19,210,742
Capital advances	11,759,987	9,523,487
	252,550,630	269,023,036
Less: Accumulated depreciation and amortization	(101,620,303)	(121,391,139)
	$150,930,327	$147,631,897

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

9              Property, plant and equipment (Continued)

9.2           Depreciation and amortization on property, plant and equipment and amortization of computer software included in depreciation and amortization of property, plant and equipment is as follows:

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
Depreciation and amortization	$22,965,130	$23,254,443	$22,004,791
Amortization of computer software	4,796,933	4,432,496	4,246,801

Unamortized computer software cost as at December 31, 2008 and 2009 amounted to $5,071,501 and $7,999,468, respectively.

10           Goodwill and intangible assets

10.1         Intangible assets as at December 31, 2008 and 2009 consist of the following:

As of	December 31, 2008	December 31, 2009
Customer related intangibles	$14,037,795	$14,037,795
Technology related intangibles	497,879	497,879
Intellectual property rights	21,448,600	21,448,600
Foreign currency translation adjustment	(378,795)	(310,371)
	35,605,479	35,673,903
Less: Accumulated amortization	(8,532,311)	(12,779,112)
	$27,073,168	$22,894,791

During 2007, Patni, through its wholly owned subsidiary, Patni USA, acquired from one of its major customer, the worldwide rights for a software Proprietary Intellectual Property Rights (“IPR”) that enables communication service providers to offer customer management, retail point-of-sale and billing services for a variety of products and services. Cost of acquisition of the IPR amounting to $20,368,600 has been capitalized as an intangible asset and is being amortized over a period of ten years. The Company intends to use this intellectual property for the purposes of software licensing, provision of reusable IP-led IT services, managed services and provision of hosted or software-as-a-service solutions. A royalty of 5% is payable to seller on such sales.

During 2009, due to adverse market conditions, the Company reviewed the recoverability of the carrying amount of the IPR. Based on the results of the recoverability test, the sum of the undiscounted cash flows of IPR expected to result from its use exceeded the carrying amount as at December 31, 2009. These undiscounted future cash flows were revised from previous periods to reflect current prevailing economic conditions. The Company concluded that as the undiscounted cash flows expected to be received from the continuing use of IPR exceeded its carrying value a comparison of the carrying value of the asset to its fair value was not required.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

10           Goodwill and intangible assets (Continued)

10.2         Amortization for the years ended December 31, 2007, 2008 and 2009 amounted to $2,087,930, $4,457,529 and $4,246,801 respectively.  The estimated amortization for the intangible assets, for the next five years will be as follows:

	2010	2011	2012	2013	2014
Amortization	$3,890,902	$3,380,405	$3,241,855	$3,150,936	$3,105,490

10.3         The movement in goodwill balance is given below:

	December 31, 2008	December 31, 2009

Balance at beginning of the year	$66,713,170	$65,309,045
Add : Tax paid upon final settlement with tax authority pertaining to pre-acquisition period	350,310	—
(Less)/ Add: Exchange Difference	(1,754,435)	529,486
Balance at end of the year	$65,309,045	$65,838,531

Goodwill as of December 31, 2008 and 2009 includes $4,701,731 and $5,231,218 respectively, which is deductible for tax purposes as per local taxation laws in the United Kingdom.

10.4         Goodwill as of December 31, 2008 and 2009 has been allocated to the following reportable segments:

Segment	December 31, 2008	December 31, 2009

Financial services	$2,594,374	$2,594,374
Communication, Media and Utilities	54,456,313	54,985,799
Manufacturing, Retail and Distribution	8,258,358	8,258,358
Total	$65,309,045	$65,838,531

11           Change in estimate

11.1         The US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni Americas Inc. and for the years ended March 31, 2003, 2004 and 2005 of the US branch of the Company in 2008, and completed its assessment of tax returns for the years ended 2005 and 2006 of Patni Americas Inc in 2009.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

11           Change in estimate (Continued)

Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for the latter years based on the experience gained from the tax examination. Accordingly, the following amounts have been included in the income statement for the fiscal year ended December 31, 2008 and 2009 as a change in estimate:

	December 31,2008	December 31, 2009
Reduction of accrual for payroll taxes (1)	$(2,769,567)	$(1,157,726)
Reduction in interest expense (2)	(6,497,329)	(1,616,046)
Increase in Interest expense	560,507	—
Reduction in other expense (3)	(1,092,687)	(231,545)
Reduction in income taxes – current	(12,496,744)	(9,423,496)
Increase in income taxes – deferred	4,112,604	1,109,509
	$(18,183,216)	$(11,319,304)

(1) Included under cost of revenues

(2) Included under Interest expense reversed

(3) Included under other income/expense

11.2         During the year, the Company received a favorable order from the Indian Income Tax Appellate Tribunal allowing the set off of certain losses against business income. Based on this order the Company has reversed the tax provisions amounting to $ 2,459,012.

12           Accrued expenses consist of the following:

As of	December 31, 2008	December 31, 2009
Employee costs	$32,214,120	36,989,133
Subcontractor accruals	5,502,961	4,548,981
Professional fees payable	2,432,067	2,240,854
Others	16,017,949	12,505,792

	$56,167,097	$56,284,760

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

13           Other liabilities

Other liabilities consist of the following:

As of	December 31, 2008	December 31, 2009

Deferred revenue	$3,387,715	$4,708,171
Provision for leave pay obligation	15,975,135	13,918,720
Provision for retirement benefits	9,930,835	11,037,384
Capital expenditure payable	1,596,090	1,294,675
Provision for payroll tax matters	1,520,559	362,833
Interest on corporate taxes and other related expenses	2,337,601	1,862,782
Provision for volume discounts	3,684,948	8,465,731
Advance from customers	1,335,869	1,173,682
Derivative liabilities	38,493,027	7,692,381
Others	5,913,986	6,677,986
	$84,175,765	$57,194,255
Less : Other Current liabilities
Deferred revenue	(3,387,715)	(4,708,171)
Provision for leave pay obligation	(15,975,135)	(13,918,720)
Provision for retirement benefits	(178,808)	(177,706)
Capital expenditure payable	(1,596,090)	(1,294,675)
Provision for volume discounts	(3,684,948)	(8,465,731)
Advance from customers	(1,335,869)	(1,173,682)
Derivative liabilities	(27,695,752)	—
Others	(5,835,147)	(6,243,402)
	(59,689,464)	(35,982,086)
Other liabilities	$24,486,301	$21,212,169

14           Leases

14.1         Patni acquires certain vehicles under capital lease for a non-cancelable period of 4 years. The gross amount recorded in property, plant and equipment for such capital leases and the related accumulated depreciation amounted to $896,255 and $539,392 as at December 31, 2008 and $590,972 and $385,563 as at December 31, 2009, respectively. The depreciation expense in respect of these assets aggregated $347,542, $326,267 and $ 178,897 for the year ended December 31, 2007, 2008 and 2009, respectively.

14.2         Patni USA has operating lease agreements, primarily for leasing office space, that expire over the next 1-7 years. These leases generally require Patni USA to pay certain executory costs such as taxes, maintenance and insurance. Patni UK has operating lease agreement,  for leasing office space, that expire over the next 9 years.

14.3         Patni has operating lease agreements, primarily for leasing office and residential premises. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any. Some leases contain a clause for renewal of the lease agreements. Some leases provide for annual renewal of the lease payments.

14.4         Patni Telecom and its subsidiaries have operating leases for office space, that expire over the next 1-3 years. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 180 days, after the initial lock-in period, if any.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

14           Leases (Continued)

14.5         Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future capital lease payments as of December 31, 2009 are as follows:

	Capital leases	Operating leases
2010	$124,225	$6,517,952
2011	72,532	3,613,773
2012	21,139	2,396,909
2013	3,227	2,201,019
beyond 2013	—	3,642,262
Total minimum lease payments	$221,123	$18,371,915
Less: Amount representing interest	(18,043)
Present value of net minimum capital lease payments	203,081
Less: Current installments of obligations under capital leases	(112,399)
Obligations under capital leases, excluding current installments	$90,681

14.6         Rental expense for all operating leases for the years ended December 31, 2007, 2008 and 2009 was $14,291,084, $ 14,777,332 and $12,377,644, respectively.

15           Fair Value Measurement

On January 1, 2008, the Company adopted ASC 820 (previously FASB Statement No. 157 “Fair Value Measurements”). As a result, the Company now classifies its inputs used to measure fair value into the following hierarchy:

Level 1: Unadjusted quoted market prices in active market.

Level 2:Unadjusted quoted prices in active markets for similar assets or liabilities or Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs other than quoted prices that are observable for the asset or liability.

Level 3: Unobservable inputs for the assets or liability.

On January 1, 2008 the Company adopted the provisions of ASC 825 (previously FASB Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”). Statement 159 gives the Company the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings. The Company has not elected the irrevocable option to report its financial assets and financial liabilities at fair value.

As of December 31, 2009, the fair value of the Company’s financial assets and liabilities that are measured at fair value on recurring basis, for each hierarchy level, is summarized in the following table:

	Level 1	Level 2	Level 3
Assets :
Liquid mutual funds	—	$357,178,269	—
Fixed maturity plan	—	8,009,964	—
Other investments	10,669,905	—	—
Foreign currency exchange derivatives	—	2,400,791	—
Liabilities :
Foreign currency exchange derivatives	—	7,692,381	—

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

15                                  Fair Value Measurement (Continued)

Investments

The Company’s investments consist primarily of investment in debt linked mutual funds and certificates of deposit with banks. Fair values for debt linked mutual funds are based on prices as stated by the issuer’s of mutual funds and are classified as Level 2. Fair values for certificates of deposit with banks is based on prices obtained from independent third-party pricing services and are classified as Level 1.

Derivative Financial Instruments

The Company’s derivative financial instruments consist of foreign currency forward exchange and option contracts. Fair values for derivative financial instruments are based on prices as provided by the banks and are classified as Level 2. The prices are also obtained from independent third party dealers. All of the significant inputs to the third-party valuation models are observable in active markets. Inputs include current market-based parameters such as forward rates, yield curves and credit default swap pricing.

Assets and liabilities not measured at fair value

The fair value of Company’s current assets and current liabilities approximate their carrying values because of their short-term maturity.  Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.  The fair value of capital lease obligations has been estimated by discounting cash flows based on current rate available to the Company for similar types of borrowing arrangements.  The fair value and carrying value of capital lease obligations is set out below:

Capital lease obligations	Fair Value	Carrying value
At December 31, 2008	$351,650	$359,955
At December 31, 2009	202,512	203,081

16                                  Derivatives financial instruments

16.1                           The Company frequently enters into foreign currency forward and option contracts to hedge inter company and end customer receivables, both anticipated and firm commitments. These contracts are entered into to mitigate foreign currency risk caused by changes in exchange rates and are used to hedge these inter company and end customer receivables.

At December 31, 2009, the Company’s foreign currency contracts mature within one month upto forty one months.

Since there is a direct relationship between the forward contracts and the currency denomination of the underlying transaction, the forward contracts are highly effective in hedging the cash flows of the Company’s inter-company and end customer receivables. These forward contracts also meet the criteria for cash flow hedge accounting treatment and, accordingly, part of revaluation gains or losses on these forward contracts are included in other comprehensive income/(loss) and are recognized in the consolidated statement of income based on occurrence of the underlying hedged transaction.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

16                                  Derivatives financial instruments (Continued)

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

At December 31, 2008 and 2009, the Company had $30,012,023 of net losses related to cash flow hedges deferred in accumulated other comprehensive income/(loss) and $517,975 of net gains related to cash flow hedges deferred in accumulated other comprehensive income/(loss).

At December 31, 2009, $5,987,912 of deferred gains on derivative instruments accumulated in other comprehensive income are expected to be reclassified to earnings during the next 12 months. There were no cash flow hedges which were discontinued during the period because of non-occurrence of the forecasted transaction.

16.2                           The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	Currency	December 31, 2008	December 31, 2009
Forward contracts, sell	USD	285,436,000	309,584,551
Forward contracts, sell	JPY	400,000,000	875,000,000
Forward contracts, sell	AUD	1,000,000	—
Forward contracts, sell	GBP	1,500,000	2,938,000
Foreign currency written options, sell	GBP	900,000	—
Foreign currency written options, sell	EURO	1,600,000	—
Foreign currency written options, sell	JPY	150,000,000	—
Foreign currency purchased options, sell	USD	88,250,000	10,000,000
Foreign currency written options, net sell	USD	21,000,000	—

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

16                                  Derivatives financial instruments (Continued)

The following table summarizes the location and amounts of our outstanding derivative instruments fair values in the consolidated balance sheets segregated by type of contract, by assets and liabilities and by designation as of December 31, 2009:

Derivatives designated as hedging instrument	Location in Balance sheet	Fair value

Foreign currency exchange contracts	Other Current assets	$2,199,892
Foreign currency exchange contracts	Other liabilities	7,692,381

Derivatives not designated as hedging instrument
Foreign currency exchange contracts	Other Current assets	$200,899

Derivatives not designated as hedging instrument

	Location of (Gain)/ Loss Recognised in Statement of Income	Amount of (Gain)/ Loss Recognised in income

Foreign currency exchange contracts (Note a)	Foreign exchange (gain)/loss, net	$(1,445,738)

a)                                      These foreign currency exchange contracts were entered into to hedge the fluctuations in foreign exchange rates for recognized balance sheet items such as inter company and end customer receivables, and were not originally designated as hedges. Realized (gains)/ losses and changes in the fair value of these derivatives are recorded in foreign exchange (gains) losses, net in the consolidated statements of income.

The following table summarizes the location and amount of gains and losses on derivative instrument in the consolidated statements of income segregated by type of contract and designation for the year ended December 31, 2009:

Derivatives in Cash Flow Hedging Relationship	Amount of (Gains)/ Loss Recognised in OCI on Derivative (Effective portion)	Location of (Gain)/ Loss Reclassified from Accumulated OCI into Income (Effective portion)	Amount of (Gain)/ Loss Reclassified from Accumulated OCI into Income (Effective portion)	Location of (Gain)/ Loss Recognised in Income on Derivatives (Ineffective portion and Amount Excluded from Effectiveness Testing)	Amount of (Gain)/ Loss Recognised in income on Derivative (Ineffective portion and Amount Excluded from Effectiveness Testing)
Foreign currency exchange contracts	$(12,330,273)	Foreign exchange (gain)/ loss, net	$18,199,724	Foreign exchange (gain)/loss, net	$1,006,930

The Company utilizes standard counterparty master agreements containing provisions for the netting of certain foreign currency transaction obligations. The Company also mitigates the credit risk of these derivatives by transacting with highly rated counterparties in India which are major banks. As of December 31, 2009, the Company has evaluated the credit and non-performance risks associated with it’s derivative counterparties, and believes that the impact of the credit risk associated with the outstanding derivatives was insignificant.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

17                                  Shareholders’ equity

Common shares

17.1                           The Company has only one class of equity shares. For all matters submitted to vote in the shareholders’ meeting, every holder of equity shares (except holders of American Depository Shares - ADSs), as reflected in the records of the Company shall have one vote in respect of each share held. In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company after such discharge shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

17.2                           In December 2005, pursuant to an Initial Public Offering of American Depositary Shares, the Company issued 6,156,250 ADSs (12,312,500 common shares) for a net proceeds of $117,021,852 (after adjusting for direct expenses relating to ADSs of $8,196,274). The common shares represented by the ADSs are similar to other common shares except for voting rights. Under the depository agreement, the depository of ADSs shall vote as directed by the Board of Directors of the Company.

17.3                           In February 2008, the Board of Directors of the Company approved a proposal to repurchase fully paid equity shares upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 2,370,000,000. In April 2008, necessary public announcements were made for buyback proposal which had been approved in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Indian Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (“Buy Back Regulations”).

17.4                           In 2008, the Company repurchased a total of 10,957,082 equity shares through the Bombay Stock Exchange and the National Stock Exchange for an aggregate consideration of Rs. 2,370,000,000 ($53,062,342) being 100% of the amount authorised for buy back. Subsequently, the Company extinguished such equity shares as per the requirements of Section 77A of the Companies Act, 1956.

Retained earnings include profits aggregating Rs. 21,914,164 ($449,521) set aside as Capital Redemption Reserve  as required by the Indian Companies Act, 1956 pursuant to the repurchase which can be utilised only for the purpose of issuing fully paid bonus shares of the Company.

17.5                           Retained earnings as of December 31, 2008 and 2009 include profits aggregating $7,949,095 and $ 8,365,300, respectively, which are not distributable as dividends under Indian Companies Act, 1956 (Companies Act).

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

17                                  Shareholders’ equity (Continued)

Retained earnings and dividends

17.6                           The ability of Patni to declare and pay dividend under the Companies Act, is determined by its distributable profits as shown by its statutory accounts prepared in accordance with Indian GAAP. When Patni wishes to declare dividends, it is required as per the Companies Act, to transfer upto 10% of its net income (after the deduction of any accumulated deficit) computed in accordance with Companies Act to a general reserve before a dividend can be declared. Also, Indian law on foreign exchange governs the remittance of dividends outside India.

17.7                           At December 31, 2008, the currency translation adjustment loss included in other comprehensive income/(loss) amounted to $50,737,505. At December 31, 2009 the currency translation adjustment loss included in other comprehensive income/(loss) amounted to $23,034,979.

18                                  Employee stock compensation plans

18.1                           On June 30 2003, Patni established the ‘Patni ESOP 2003’ plan (‘the plan’).  Under the plan, the Company is authorized to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option, which may be based on service or performance criteria, to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner over four years with 25% of the options vesting at the end of each year and expire at the end of five years from the date of vesting. The Stock based compensation expense is recognized over the vesting term of each separately vesting portion of an award. A compensation committee constituted by the Board of Directors of the Company administers the plan. The plan has been amended to enable the Company to issue up to 2,000,000 ADR linked options (wherein one ADR linked option is equal to two equity shares) to the employees of the Company as well as its subsidiaries and hence “Patni ESOP 2003- Revised 2006” has come into force with effect from June 21, 2006.

In June 2009,  at the Annual General Meeting the shareholders authorised the Company  to issue additional 8,000,000 equity shares to eligible employees under the “Patni ESOP 2003 - Revised 2008”plan.

18.2                           The weighted average grant date fair values of options granted during the year ended December 31, 2009 was $2.42 for equity linked options and $8.18 for ADR linked options. The weighted average grant date fair values of options granted during the year ended December 31, 2008 was $2.29 for equity linked options and $6.51 for ADR linked options. The weighted average grant date fair values of options granted during the year ended December 31, 2007 was $ 3.58 for equity linked options and $ 4.39 for ADR linked options.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

18                                  Employee stock compensation plans (Continued)

18.3                        Stock options activity under the plan is as follows:

	Year ended December 31, 2008
	Shares arising out of options	Exercise price	Weighted average remaining contractual life (months)

Outstanding at the beginning of the year	583,826	$3.16	47
	2,085,869	$5.51-$7.35	53
	2,466,055	$7.55 - $11.18	71

Granted during the period (including 152,950 ADR linked options)	596,000	$0.04	90
	350,000	$2.25	90
	962,900	$7.55-$11.18	90

Forfeited during the year	(16,051)	$3.16	—
	(115,593)	$5.51-$7.35	—
	(569,929)	$7.55-$11.18	—

Exercised during the year	(42,250)	$3.16	—

Outstanding at the end of the year	596,000	$0.04	89
	350,000	$2.25	89
	525,525	$3.16	35
	1,970,276	$5.51-$7.35	41
	2,859,026	$7.55-$11.18	59

Exercisable at the end of the year	525,525	$3.16	35
	1,885,276	$5.51-$7.35	40
	1,261,219	$7.55-$10.93	37

Vested and expected to vest	596,000	$0.04	89
	350,000	$2.25	89
	525,525	$3.16	35
	1,970,276	$5.51-$7.35	41
	2,819,546	$7.55-$11.18	58

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

18                                  Employee stock compensation plans (Continued)

18.3                        Stock options activity under the plan is as follows: (Continued)

	Year ended December 31, 2009
	Shares arising out of options	Exercise price	Weighted average remaining contractual life (months)

Outstanding at the beginning of the year	596,000	$0.04	89
	350,000	$2.25	89
	525,525	$3.16	35
	1,970,276	$5.51-$7.35	41
	2,859,026	$7.55-$11.18	59

Granted during the period (including 413,905 ADR linked options)	1,830,700	$0.04	76
	1,540,000	$2.05-$2.75	90
	499,600	$7.55-$11.18	90

Forfeited during the year	(54,800)	$0.04	—
	(35,145)	$3.16	—
	(146,100)	$5.51-$7.35	—
	(40,000)	$2.05-$2.75	—
	(450,900)	$7.55-$11.18	—

Exercised during the year*	(125,000)	$0.04
	(76,000)	$2.05-$2.75
	(212,705)	$3.16	—
	(258,275)	$5.51-$7.35	—
	(387,625)	$7.55-$11.18	—

Outstanding at the end of the year	2,246,900	$0.04	72
	1,774,000	$2.05 -$2.75	80
	277,675	$3.16	24
	1,565,901	$5.51-$7.35	29
	2,520,101	$7.55-$11.18	60

Exercisable at the end of the year	24,000	$0.04	59
	11,500	$2.05 -$2.75	59
	277,675	$3.16	24
	1,523,401	$5.51-$7.35	27
	1,232,519	$7.55-$11.18	42

Vested and expected to Vest	2,153,630	$0.04	72
	1,774,000	$2.05- $2.75	80
	277,675	$3.16	24
	1,565,901	$5.51-$7.35	29
	2,520,101	$7.55-$11.18	60

* Includes 38,580 options exercised in December 2009 for which shares have not yet been allotted.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

18                                  Employee stock compensation plans (Continued)

18.4                        The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions for the equity linked options.

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
Dividend yield	0.78%	0.68%-1.09%	1.37% - 1.78%
Weighted average dividend yield	0.78%	0.93%	1.53%
Expected life	3.5-6.5 years	3.5-6.5 years	3.5 - 6.5 years
Risk free interest rates	8.00% - 8.22%	7.10%-7.37%	5.94% - 7.21%
Volatility	32.84% - 42.32%	33.01%-39.45%	37.01% - 44.16%
Weighted Average Volatality	36.68%	37.35%	39.42%

18.5                        The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions for ADR linked options.

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
Dividend yield	0.65% - 0.79%	0.68%	1.18%- 1.64%
Weighted average dividend yield	0.76%	0.68%	1.61%
Expected life	3.5-6.5 years	3.5 - 6.5 years	1.0 - 6.5 years
Risk free interest rates	4.25%-4.75%	3.04% - 3.51%	0.52% - 2.96%
Volatility	34.32% - 44.07%	41.36% - 44.76%	42.41% - 50.79%
Weighted average volatility	39%	43%	46.65%

18.6                        The aggregate intrinsic value of options exercised and fair value of options vested is as follows:

As of	December 31, 2007	December 31, 2008	December 31, 2009
Intrinsic value of options exercised	$4,160,153	$119,815	$4,160,884
Fair value of options vested	4,850,500	5,267,840	2,827,133

18.7                        The intrinsic value of options outstanding, exercisable and expected to vest is as follows:

As of	December 31, 2008	December 31, 2009
Options outstanding	$1,681,499	$53,366,201
Options exercisable	—	9,179,611
Options vested and expected to vest	1,681,499	52,351,739

18.8                        The compensation expense recognized as cost of revenues and selling, general and administrative expense is as follows :

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
Cost of Revenues	$1,832,101	$1,526,983	$1,571,630
Selling, general and administrative expenses	2,841,180	2,370,227	3,736,975

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

18                                  Employee stock compensation plans (Continued)

18.9                        The simplified method is used to estimate the expected term of the instruments in the option valuation model which is based on the vesting term and contractual term of the option as the Company does not have sufficient historical data on option exercise.

18.10                 As on December 31, 2009, the total compensation cost related to non-vested awards not yet recognized is $7,803,286 and the weighted average period over which it is expected to be recognized is 17 months.

19                                  Income Tax

19.1                        Total income tax expense for the year ended December 31, 2007, 2008 and 2009 were allocated as follows:

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
Income from operations	$21,783,963	$5,203,401	$4,758,887
Shareholders’ equity, for
- unrealized holding gain/loss on investment securities	(424,845)	(257,690)	(301,521)
- unrealized losses on derivative instruments	—	(2,201,998)	(20,446)
- pension	118,638	107,142	(181,797)
- gratuity	(71,454)	88,655	14,274
- tax benefit arising on exercise of stock options	(442,165)	(16,121)	(814,537)
Goodwill and intangible assets	(235,057)	350,310	—
Total	$20,729,081	$3,273,698	$3,454,860

19.2                        Income tax expense attributable to income from continuing operations consists of the following:

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
Current taxes
Domestic	$9,186,360	$10,376,924	$14,091,575
Foreign	22,727,637	4,042,442	(467,451)
	31,913,997	14,419,366	13,624,124
Deferred taxes
Domestic	(5,731,246)	(9,562,995)	(9,063,137)
Foreign	(4,398,789)	347,030	197,900
	(10,130,035)	(9,215,965)	(8,865,237)

Total	$21,783,963	$5,203,401	$4,758,887

Pre-tax income from domestic and foreign operations is set out below:

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
Pre-tax income
Domestic	$94,707,850	$79,583,951	$98,086,457
Foreign	41,051,607	27,040,695	26,452,194
Total	$135,759,457	$106,624,646	$124,538,652

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

19                                  Income Tax (Continued)

19.3                           The tax effect of temporary differences that give rise to significant portion of deferred tax assets and liabilities are presented below:

	December 31, 2008	December 31, 2009
Deferred tax assets:
Leave pay obligation, Accrued Incentives, Pension obligations, etc	$13,007,057	$12,534,005
Accounts receivable	577,542	988,216
Deferred revenue	183,890	506,774
Carry forward business and other losses	2,822,999	4,862,055
Payroll taxes and interest on payroll and corporate taxes	2,026,936	931,668
ESOP compensation costs	2,095,365	2,193,300
Others	107,091	205,000
Unrealised loss on derivatives	2,201,998	2,222,444
Billings in excess of costs and estimated earnings in excess of billings on uncompleted contracts	121,440	59,059
Mat Credit Entitlement (1)	12,962,034	23,023,086
Gross deferred assets	36,106,352	47,525,607
Less: Valuation allowance	—	(3,600,737)
Total deferred tax assets	$36,106,352	$43,924,870
Deferred tax liabilities:
Property, plant and equipment	(1,124,579)	(1,363,190)
Undistributed earnings of US branch	(3,517,525)	(1,809,554)
Unrealised gain on available for sale securities	(847,410)	(542,884)
Intangible assets	(2,877,255)	(1,930,391)
Tax deduction available for notional interest deduction	(499,851)	(499,850)
Tax deductible Goodwill	(477,296)	(732,371)
Total deferred tax liabilities	(9,343,916)	(6,878,240)
Net Deferred tax assets	$26,762,436	$37,046,630
Classified as
Deferred tax assets
Current	$9,796,021	$9,418,969
Non current	19,825,211	28,732,581
Deferred tax liabilities
Non current	2,858,796	1,104,920
Net Deferred tax assets	$26,762,436	$37,046,630

(1)Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under section 10A. Consequently, the Company have calculated the tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT during fiscal 2007, 2008 and 2009, accordingly, a deferred tax asset of $5,984,362, $7,475,743 and $9,439,700 has been recognized during fiscal year December 31, 2007, 2008 and 2009 respectively, which can be carried forward for a period of 10 years.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

19                                  Income Tax (Continued)

19.4                           In assessing the realisability of deferred tax assets, management considers whether it is more likely than not, that some portion, or all, of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences and loss carryforwards are deductible. Management considers the reversal of taxable temporary differences, the projected future taxable income, tax planning strategies and impact of tax exemptions currently available to the Company, in making this assessment. Based on the level of expected taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not, the Company will realise the benefits of those deductible differences, net of existing valuation allowances. Taxable income for the years 2007, 2008 and 2009 aggregated $ 34,905,541, $35,969,214 and $57,279,749, respectively.

The operating loss of the subsidiaries in the UK amounting to $11,521,259 can be carried forward for an indefinite period and the operating loss of the subsidiaries in the US amounting to $ 1,023,204 will expire at various dates through December 31, 2029. The loss pertaining to subsidiary in Mexico amounting to $762,999 can be carried forward for ten years and pertaining to subsidiary in Singapore amounting to $1,026,647 can be carried forward for indefinite period.

19.5                           Deferred tax liability in respect of undistributed earnings of Patni’s foreign subsidiaries as of 2009 aggregating $19,682,206 has not been recognised in the financial statements, as such earnings are considered to be indefinitely re-invested. As of December 31, 2009, the undistributed earnings of these subsidiaries were approximately $ 57,905,875.

19.6                           The net change in valuation allowance in the year 2009 is mainly on account of creation of valuation allowance against deferred tax asset recorded on business loss carryforwards for subsidiaries in UK, Mexico and Singapore amounting to $ 2,493,581, $218,551 and $185,248, respectively. Additionally, the Company has set up a valuation allowance on deferred tax asset recorded on long term capital loss arising on investment in available for sale securities amounting to $703,357.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

19                                  Income Tax (Continued)

19.7                           The reported income tax expense attributable to income from continuing operations differed from amounts computed by applying the enacted tax rate to income from continuing operations before income-taxes as a result of the following:

	December 31, 2007	December 31, 2008	December 31, 2009
Income before income taxes	$135,759,457	$106,624,646	$124,538,652
Weighted average enacted tax rate in India	33.91%	33.99%	33.99%
Computed expected income tax expense	$46,032,638	$36,241,717	$42,330,688
Effect of:
Income exempt from tax	(32,290,707)	(31,274,645)	(30,673,751)
Changes in valuation allowance	370,305	(501,719)	3,600,737
Carry forward losses on long term capital loss	—	—	(411,810)
Non deductible expenses	792,881	2,837,440	2,002,506
US State taxes, net of federal tax benefit	1,407,693	761,085	1,021,285
Branch taxes	8,162,897	10,393,012	9,733,131
Reversal of the uncertain tax positions due to the expiration of the statute of limitation	—	—	(7,629,429)
Foreign income taxed at different rates	194,339	921,930	649,042
Change in statutory tax rate on deferred taxes	(22,301)	—	—
Profit on sale of investments taxed at other than statutory rate	(2,047,266)	(3,076,104)	(3,092,519)
Change to prior year tax expense estimates	—	(12,496,744)	(9,423,496)
Reversal of prior year tax	—	—	(3,452,757)
Others	(816,516)	1,397,430	105,260
Reported income tax expenses	$21,783,963	$5,203,401	$4,758,887

19.8                           The Finance Act,2009 has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending March 31, 2011 or 10 years after the commencement of a Company’s undertaking.

19.9                           A substantial portion of profits of the group’s India operations is exempt from Indian income tax, being profit from undertakings situated at Software Technology Parks. Under the tax holiday, the tax payer can utilize exemption of profits from income taxes for a period of ten consecutive years. The Company has opted for this exemption for undertakings situated in Software Technology Parks and these exemptions expire on various dates between years 2005 and 2011. The aggregate effect on net income of the tax holiday and export incentive scheme were $28,931,047, $27,312,225 and $27,145,852 for 2007, 2008 and 2009 respectively. Further, the per share effect of this exemption on net income was $0.20, $0.20, $0.21 for 2007, 2008 and 2009 respectively.

19.10                     The Company conducts its business globally, and, as a result, the Company and some of its subsidiaries file income tax returns in India, the U.S., and various foreign jurisdictions. The tax years ended March 31, 2000 to March 31, 2009 remain open to examination by the Indian tax authorities. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2005 with regard to the Company’s US branch and before 2007, with regard to Patni Americas Inc. The Internal Revenue Service (IRS) concluded an examination of the Company’s U.S. income tax returns of Patni Americas Inc for 2005 and 2006 in the third quarter of 2009.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

19                                  Income Tax (Continued)

. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31, 2007	December 31, 2008	December 31, 2009
Beginning Balance	41,701,814	49,333,633	45,871,569
Additions based on tax positions related to 2009	7,631,819	9,076,827	8,355,426
Additions for tax positions of prior years	—	6,251,572	—
(Settlement)/Refund	—	1,211,383	(201,516)
Reductions for tax positions of prior years	—	(19,049,718)	(13,675,197)
Reductions for tax positions due to lapse of statute of limitation	—	—	(8,222,392)
Exchange difference	—	(952,128)	243,524
Ending Balance	49,333,633	45,871,569	32,371,414

The Company recognizes interest and penalties related to uncertain tax positions in other (expense)/ income.  During year ended December 31, 2009, the Company reversed  interest and penalties of $1,974,745 mainly on account of reversal of $1,847,592 arising on account of completion of assessment with IRS for years 2005 and 2006 for Patni Americas Inc and $1,191,530 on account of expiry of statute of limitation with regard to it’s US Branch for the year ended March 2006.  During the year ended December 31, 2008, the Company recognized a reversal of previously recognized interest expense of $5,448,920 mainly on account of a credit of $7,590,016 arising on account of settlement with IRS for years 2003 and 2004 for Patni Inc and for the years ended March 2003, 2004 and 2005 for US Branch.  As of December 31, 2009 and 2008, the Company has $1,797,349 and $3,815,375, respectively as accrued interest and penalties related to uncertain tax positions.

As of December 31, 2009 the Company had $29,894,680 of net unrecognized tax benefits arising out of tax positions which would affect the effective tax rate if recognized. Although it is difficult to anticipate the final outcome on timing of resolution of any particular uncertain tax position, the Company believes that the total amount of unrecognized tax benefits will be decreased by $6,735,221 during the next 12 months due to expiry of statute of limitation.

20                                  Retirement benefits to employees

Gratuity benefits

20.1                           In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company.

20.2                           Patni contributes each year to a gratuity fund based upon actuarial valuations performed by an actuary. The fund is administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the trust and comprise of investment in government securities, government securities based mutual funds and other securities.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

20           Retirement benefits to employees (Continued)

Gratuity benefits (Continued)

20.3                           With regard to Patni India and Patni Telecom India’s (formerly known as Cymbal Information Services Pvt. Ltd.) Gratuity Plan, the following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheets. Measurement dates used to measure fair value of plan assets and benefit obligation is December 31.

As at,	December 31, 2008	December 31, 2009
Change in benefit obligation
Projected benefit obligation (“PBO”) at January 1,	$6,308,260	$5,312,302
Service cost	1,094,495	953,489
Interest cost	552,411	503,480
Translation loss/(gain)	(1,382,756)	311,964
Actuarial loss/(gain)	(678,102)	(62,898)
Benefits paid	(582,006)	(525,304)
PBO at December 31,	5,312,302	6,493,033
Fair value of plan assets as at January 1,	5,798,553	4,577,156
Actual return on plan assets	468,515	301,786
Employer contributions	3,037	1,251,963
Benefits paid	(582,005)	(525,304)
Translation gain/(loss)	(1,110,944)	268,569
Plan assets at December 31,	4,577,156	5,874,171
Funded status	(735,146)	(618,862)
Accumulated benefit obligation	4,132,787	5,268,278
Amounts recognized in the consolidated balance sheets consists of:
Provision for Gratuity (included in ‘other current liabilities’)	25,395	46,324
Provision for Gratuity (included in ‘other liabilities’)	709,751	572,538
	$735,146	$618,862

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

20           Retirement benefits to employees (Continued)

Gratuity benefits (Continued)

20.4                           Key weighted average assumptions used to determine the benefit obligation were as follows:

	December 31, 2008	December 31, 2009
Discount rate	9.00%	7.45%

For the actuarial valuation at December 31, 2008 compensation levels have been assumed to increase at 8% per annum for the first three years, and 7% per annum thereafter. For the actuarial valuation at December 31, 2009 compensation levels have been assumed to increase at 6% per annum.

The expected rate of return on assets in future is considered to be 7.5%. This is based on the expectation of the average long-term rate of return to prevail over the next 15 to 20 years on the type of investments prescribed as per the statutory pattern of investments.

20.5         The composition of plan assets is detailed below:

As of ,	December 31, 2008%		December 31, 2009%
Central Government Securities	126,000	3%	65,380	1%
Investment in Government Securities based funds	3,364,745	73%	4,316,604	73%
Public Sector / Financials Institutions / Bank bonds	1,086,411	24%	1,492,186	25%
Total	4,577,156	100	5,874,171	100

Fair values for government securities linked mutual funds are based on prices as stated by the issuer’s of mutual funds and are classified as Level 2. Fair values for investment in central government securities is based on prices obtained from independent third-party pricing services and are classified as Level 2.

20.6         Net periodic gratuity cost included the following components:

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
Service cost	$1,091,201	$1,094,495	$953,489
Interest cost	401,351	552,411	503,480
Expected return on assets	(416,245)	(365,565)	(332,202)
Amortization of actuarial (gain)/loss	(920)	137,128	(10,711)
Net periodic gratuity cost	$1,075,387	$1,418,469	$1,114,055

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

20           Retirement benefits to employees (Continued)

Gratuity benefits (Continued)

20.7        Key weighted average assumptions used to determine the net periodic gratuity cost were as follows:

	December 31, 2007	December 31, 2008	December 31, 2009
Discount rate	8.85%	9.00%	7.45%
Expected return on assets	7.50%	7.50%	7.50%

For the actuarial valuation at December 31, 2009 compensation levels have been assumed to increase at 6% per annum. For the actuarial valuation at December 31, 2008 compensation levels have been assumed to increase at 8% per annum for the first three years, and 7% per annum thereafter.

20.8        Patni’s expected contribution to gratuity fund for the calendar year 2010 is $1,121,131. The expected benefit payments for next ten years are as follows:

	2010	2011	2012	2013	2014	2015 -2019

Expected benefit payments	$1,655,439	$1,674,613	$1,725,795	$1,687,640	$1,541,595	$5,048,517

At December 31, 2008 and 2009, the pre tax amounts in accumulated other comprehensive income / (loss), not yet recognized as a component of net periodic gratuity costs consists of actuarial gain of  $23,977 and $33,407, respectively.. The estimated actuarial gain that will be amortized from other comprehensive income /(loss) in  net periodic gratuity cost in fiscal 2010 is $Nil.

Pension benefits

20.9        Founder directors of Patni India and Executive director in employment with Patni USA are entitled to receive pension benefits upon retirement or on termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty five in respect of Founder directors of Patni India and seventy one in respect of Executive director in employment with Patni USA,  and is payable to the directors or the surviving spouse. The liabilities for these pension plans are actuarially determined and periodically recognized. These plans are not funded.

20.10      With regard to Patni India pension plans, the following table sets forth the plan’s funded status and amounts recognised in the Company’s consolidated balance sheet. Measurement dates used to measure benefit obligation is December 31 for each fiscal year.

As at,	December 31, 2008	December 31, 2009
Change in benefit obligation
PBO at January 1,	$2,310,023	$1,922,687
Service cost	—	—
Interest cost	181,491	168,928
Translation loss/(gain)	(446,918)	93,799
Actuarial loss/(gain)	18,133	352,623
Benefits paid	(140,042)	(126,515)
PBO at December 31,	1,922,687	2,411,522
Funded status	(1,922,687)	(2,411,522)
Accumulated benefit obligation	$1,922,687	$2,411,522

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

20           Retirement benefits to employees (Continued)

Pension benefits (Continued)

20.11      Key weighted average assumptions used to determine benefit obligation for Patni India pension plan were as follows:

	December 31, 2008	December 31, 2009
Discount rate	9.00%	7.45%
Increase in compensation levels	0%	0%

20.12      Net periodic pension cost of Patni India pension plan included the following components:

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009

Service cost	$71,175	—	—
Interest cost	181,987	181,491	168,928
Amortization	—	—	—

Net periodic pension cost	$253,162	$181,491	$168,928

20.13      Key weighted average assumptions used to determine net periodic pension cost for the Patni India pension plan were as follows:

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009

Discount rate	8.85%	9.00%	7.45%
Rate of compensation increase	10.00%	0.00%	0.00%

20.14      Patni’s expected payment for the calendar year 2010 is $131,384. The expected benefit payments for next ten years are as follows:

	2010	2011	2012	2013	2014	2015-2019

Expected benefit payments	$131,384	$131,384	$131,384	$131,384	131,384	$1,116,767

20.15      With regard to Patni USA pension plan, the following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheet. Measurement dates used to make up benefit obligation is December 31 for each fiscal year.

As at,	December 31, 2008	December 31, 2009
Change in benefit obligation
PBO at January 1,	$7,093,885	$7,273,000
Service cost	200,000	201,000
Interest cost	318,000	336,000
Actuarial loss/ (Gain)	(338,885)	197,000
PBO at December 31,	7,273,000	8,007,000
Funded status	(7,273,000)	(8,007,000)
Accumulated benefit obligation	$4,516,000	$5,469,000

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

20           Retirement benefits to employees (Continued)

Pension benefits (Continued)

20.16      Key weighted average assumptions used to determine benefit obligation for Patni USA pension plan were as follows:

	December 31, 2008	December 31, 2009
Discount rate	4.5%	4.50%
Increase in compensation levels	10%	10%

20.17      Net periodic pension cost of Patni USA pension plan included the following components:

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009

Service cost	$191,148	$200,000	$201,000
Interest cost	327,036	318,000	336,000
Amortization	44,169	—	—

Net pension cost	$562,353	$518,000	$537,000

20.18      Key weighted average assumptions used to determine net periodic pension cost for the Patni USA pension plan were as follows:

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
Discount rate	5% per annum	4.5% per annum	4.5% per annum
Rate of compensation increase	10% per annum	10% per annum	10% per annum

20.19      At December 31, 2008 and 2009, the pre tax amounts in accumulated other comprehensive income / (loss), not yet recognized as a component of net periodic pension costs consists of actuarial loss of ($168,616) and ($713,580) respectively The estimated actuarial gain that will be amortized from other comprehensive income /(loss) in  net periodic pension cost in fiscal 2010 is $Nil.

Provident Fund

20.20      All employees of Patni India and Patni Telecom India receive provident fund benefits through a defined contribution plan in which both the employee and employer make monthly contributions to the plan at 12% each of the covered employee’s defined portion of salary. The Company has no further obligations under the plan beyond monthly contribution. Patni contributes to the Provident Fund Plan maintained by the Government of India.

20.21      Patni contributed $ 4,145,932, $ 4,251,292 and $4,151,565 to the Provident Fund Plan in 2007, 2008 and 2009, respectively.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

21           Segment Information

21.1        The Company’s operations relate to providing IT services and solutions, delivered to customers operating in various industry segments.  Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these condensed consolidated financial statements.  Secondary segmental reporting is performed on the basis of the geographical location of the customers.  The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information.

21.2        Industry segments of the Company comprise financial services, insurance services, manufacturing, retail and distribution companies, communications, media and utilities, and technology practice (comprising of product engineering). The Company evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Property, plant and equipment used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the property, plant and equipment and services are used interchangeably between segments.

21.3        From January 1, 2009, retail, logistics and transportation segment (previously included under “Others” in the Company’s segment information disclosures) has been merged with  the manufacturing industry practice (now renamed as Manufacturing, Retail and Distribution). This integration of industry practices is mainly due to similar service offerings, as both require large ERP (Enterprise Resource Planning) implementation with significant work towards supply chain management. Further, energy and utilities segment (previously included under “Others” in the Company’s segment information disclosures) has been merged with the Communications, Media and Entertainment industry practice (now renamed as Communications, Media and Utilities) as the BSS (Business Support Systems) platform is commonly used in case of these industry practices.

21.4        Patni’s geographic segmentation is based on location of customers and comprises United States of America (‘USA’), Europe, Japan, India and Others. Revenue in relation to geographic segments is categorized based on the location of the specific customer entity for which services are performed irrespective of the customer entity that is billed for the services and whether the services are delivered onsite or offshore. Categorization of customer related assets and liabilities in relation to geographic segments is based on the location of the specific customer entity which is billed for the services.

21.5        Substantial portion of Patni’s long lived assets are located in India.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

21                                  Segment Information (Continued)

21.6        Industry segments

Particulars	Financial services	Insurance	Manufacturing, Retail and Distribution	Communication, Media & Utilities	Product Engineering	Total

	December 31, 2007

Net revenues	$93,725,976	$156,608,255	$178,640,176	$121,066,028	$112,871,234	$662,911,669
Accounts receivables, net	19,075,343	27,515,894	41,706,192	26,135,278	21,938,976	$136,371,683
Billings in excess of cost and estimated earnings on uncompleted contracts	(322,417)	(337,306)	(1,563,771)	(559,047)	(772,704)	$(3,555,245)
Advance from customers	(189,649)	(400,875)	(274,449)	(83,909)	(288,355)	$(1,237,237)
Unbilled revenue	3,644,377	1,907,851	10,657,806	9,932,670	6,274,687	$32,417,391

	December 31, 2008

Net revenues	$91,673,353	$177,274,553	$207,659,685	$129,030,389	$113,246,123	$718,884,103
Accounts receivables, net	14,749,219	25,412,923	33,085,786	22,658,292	15,907,523	$111,813,743
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,043,777)	(223,984)	(2,030,463)	(1,008,800)	(1,693,359)	$(6,000,383)
Advance from customers	(85,646)	(50,311)	(455,801)	(58,780)	(685,331)	$(1,335,869)
Unbilled revenue	3,110,598	2,162,504	8,127,184	12,711,210	4,551,871	$30,663,367

	December 31, 2009

Net revenues	$84,151,975	$195,114,394	$190,215,320	$88,347,870	$98,088,562	$655,918,121
Accounts receivables, net	13,477,359	25,223,137	39,713,407	17,034,240	13,961,443	$109,409,586
Billings in excess of cost and estimated earnings on uncompleted contracts	(263,957)	(301,076)	(2,467,272)	(999,385)	(1,686,130)	$(5,717,820)
Advance from customers	(327,657)	(55,428)	(463,250)	(246,895)	(80,452)	$(1,173,682)
Unbilled revenue	2,250,394	2,577,881	6,975,234	5,422,872	2,510,930	$19,737,311

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

21                                  Segment Information (Continued)

21.7                        Geographic segments

Particulars	USA	Europe	Japan	India	Others	Total

	December 31, 2007

Net revenues	$516,438,299	$97,712,926	$20,044,614	$5,376,202	$23,339,628	$662,911,669
Accounts receivables, net	100,096,293	28,257,749	2,915,162	1,245,098	3,857,381	$136,371,683
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,833,086)	(624,628)	(839,150)	(172,146)	(86,235)	$(3,555,245)
Advance from customers	(1,054,657)	(98,860)	(73,768)	(9,952)	—	$(1,237,237)
Unbilled revenue	19,824,710	8,047,805	1,894,379	268,574	2,381,923	$32,417,391

	December 31, 2008

Net revenues	$545,440,929	$112,640,874	$25,039,034	$6,426,537	$29,336,729	$718,884,103
Accounts receivables, net	84,479,242	18,910,013	3,289,297	1,962,387	3,172,804	$111,813,743
Billings in excess of cost and estimated earnings on uncompleted contracts	(3,122,673)	(186,880)	(1,528,806)	(55,839)	(1,106,185)	$(6,000,383)
Advance from customers	(687,186)	(71,776)	(507,529)	(8,242)	(61,136)	$(1,335,869)
Unbilled revenue	14,773,659	11,387,849	1,144,701	858,273	2,498,885	$30,663,367

	December 31, 2009

Net revenues	$517,254,514	$83,476,935	$23,205,669	$6,760,695	$25,220,308	$655,918,121
Accounts receivables, net	89,143,096	14,287,050	1,898,097	1,566,291	2,515,052	$109,409,586
Billings in excess of cost and estimated earnings on uncompleted contracts	(2,861,588)	(826,062)	(1,588,626)	(52,070)	(389,474)	$(5,717,820)
Advance from customers	(756,813)	(321,255)	(47,010)	(12,213)	(36,391)	$(1,173,682)
Unbilled revenue	11,362,487	4,910,420	464,171	524,069	2,476,164	$19,737,311

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

21                                  Segment Information (Continued)

21.8                         One customer accounted for 12%, 11% and 10% of the total revenues for the year ended December 31, 2007, 2008 and 2009, respectively. Net receivables from this customer as at December 31, 2008 and 2009, amounted to 8% and 15% of the total net receivables, respectively. The revenues from this customer were across all the industry segments of the Company. Another customer in the Insurance industry segment accounted for 9%, 10% and 12% of the total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. Net receivables for this customer as at December 31, 2008 and 2009, amounted to 6% and 6% of the total net receivables, respectively.

22                                  Earnings per share

A reconciliation of the common shares used in the computation of basic and diluted earnings per share is set out below:

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009

Common shares

Weighted average number of shares outstanding	138,660,785	135,590,677	128,254,916

Effect of dilutive equivalent shares-stock options outstanding	909,148	169,745	1,986,169

Weighted average number of equity shares and dilutive equivalent shares outstanding	139,569,933	135,760,422	130,241,085

Options to purchase 1,992,055,  5,704,527 and 9,80,600 equity shares were outstanding during the year ended December 31, 2007, 2008 and 2009, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.

23                                  Related party transactions

23.1                         Patni enters into various transactions with related parties, such as PCS Technology Ltd. (‘PCSTL’), formerly known as PCS Industries Ltd., General Atlantic Mauritius Limited, PCS Cullinet, PCS Finance, Ravi and Ashok Enterprises, Ashoka Computers - all affiliates, directors of Patni and their relatives.

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

Further, an amount of $457,436 and $359,523 has been recorded as commissions for these two directors (included in selling, general and administrative expenses) for the year ended December 31, 2008 and 2009, respectively.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

23                                  Related party transactions (Continued)

The Company has recorded sales transactions with General Atlantic Mauritius Limited (GAML). Revenues of $ 100,726, $456,729 and $417,220, were recorded, for the year ended December 31,2007, 2008 and 2009 respectively. Accounts receivable due from GAML at December 31, 2008 and 2009  were $98,131 and $67,842 respectively.

Expenses

23.2                         Patni has taken certain residential properties under operating leases from certain affiliates and the Patni family.  The rentals and other incidental charges incurred were $93,725, $82,036 and $75,061 for the years ended December 31, 2007, 2008 and 2009, respectively. Amounts payable with respect to these obligations as at December 31, 2008 and 2009 were $24,909 and $48,616, respectively. Outstanding security deposits under the operating leases placed by Patni with affiliates and the Patni family at December 31, 2008 and 2009 were $35,857 and $37,576, respectively.

Due from employees

23.3                         Patni grants personal loans to eligible employees, either for housing or personal purposes and advances to meet initial conveyance and living expenses while on travel.  Personal loans include loans for vehicle purchase and other individual employee needs.  Such loans and advances are repayable in equal installments over periods ranging from 1—60 months. Interest on these loans and advances is charged at 0- 9%. Loans outstanding at December 31, 2008 and 2009 were $ $450,472 and $ 108,383, respectively.

23.4                         Patni USA, Patni UK, Patni GmbH, Patni Telecom and its subsidiaries grant personal loans to employees as well as advances to meet initial conveyance and living expenses while on travel. Such loans and advances are repayable over a period of 6 months. Interest charged on these loans and advances ranged from 0% to 10%.  Balance outstanding of such loans and advances at December 31, 2008 and 2009 were and $1,195,683 and $695,173, respectively.

Employees execute promissory notes for the amount advanced along with a guarantor’s agreement as collateral. In the case of long term housing loan, the original house deed is sought to be deposited with the Company as collateral, in addition to the guarantor’s agreement.

24                                  Line of Credit

The Company has an overall Line of Credit of Rs.610,000,000 ($12,681,912) and Rs.610,000,000 ($13,112,639) as of December 31, 2008 and 2009, respectively, from its bankers for various requirements such as pre and post shipment loan, Export Bill Discounting, Overdrafts, Working capital demand loan, Financial Guarantees, Guarantees - Bid Bond / Performance, etc. These facilities bear interest as negotiated with the bank from time to time. The facilities are secured by accounts receivables of the Company. Patni Inc and Patni Telecom have a line of credit of $2,000,000 as of December 31, 2008, each for meeting the working capital requirements bearing interest at Bank Prime rate less 1% and as of December 31, 2009, there is no line of credit facility available for both the entities. There was no outstanding balances under this facility as of December 31, 2008 and 2009. In addition Patni Inc has a facility for issuance of Letters of credit to the extent of $ 500,000 as of December 31, 2008 and as of December 31, 2009.

Patni Computer Systems Limited and subsidiaries

Notes to the Consolidated Financial Statements

25                                  Commitments and Contingencies

25.1                         The Company is obligated under a number of contracts relating to capital expenditure. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated $50,108,878 and $55,578,368 at December 31, 2008 and 2009, respectively.

25.2                         Guarantees given by a bank on behalf of Patni amounted $1,319,911 and $1,732,404 as at December 31, 2008 and 2009, respectively and letter of credit issued by bank was $Nil and $365,112  as at December 31, 2008 and 2009, respectively.

25.3                         In December 2008, the Company received a Demand of approximately Rs 458.66 million for the Assessment Year 2003-04 including an interest demand of Rs 258.64 million ($9,859,521 including an interest demand of approximately $5,559,849) and another Demand in January 2009 of approximately Rs 1,131.76 million for the Assessment Year 2005-06 including an interest demand of approximately Rs 421.97 million ($24,328,461 including an interest demand of approximately $9,070,722). These new demands concerns the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961(‘ACT’) as per earlier assessments. The Company has filed an appeal with the tax authorities and stay of demand has been granted till February 28, 2010 or settlement of appeal whichever is earlier.

As per stay of demand order, through December 2009, the Company has paid sum of Rs. 66 million ($1,418,744) for the Assessment Year 2003-04 and Rs.171 million ($3,675,838) for the Assessment year 2005-06 as regards the matter under appeal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

The tax department had earlier rejected the Company’s claim under section 10A of the Act and raised a demand of approximately Rs. 630.17 million ($13,546,217 including an interest demand of approximately $4,016,552) for Assessment Year 2004-05 and Rs. 261.70 million ($ 5,625,537 including an interest demand of approximately $ 3,006,822) for Assessment Year (‘A.Y.’) 2002-03 in December 2006 and December 2007, respectively. However on appeal, in 2008 the CIT (Appeal) had allowed the claim under section 10A of the Act. The Indian Income tax department has appealed against the CIT (Appeal’s) orders in respect of assessment year 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

In December 2009 the Income tax department has issued draft assessment order for A.Y.2006-07 disallowing 10A deduction of the Indian Income Tax Act, 1961 as per the earlier assessments, as well as making a Transfer Pricing Adjustment for the Company’s BPO operations. The company has filed the objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the Income Tax Act, 1961. Management considers these disallowances as not tenable against the Company, and therefore no provision is required for this tax contingency has been established.

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