Form 20-F
period 2010-12-31
Patni Computer Systems LTD
filed 2011-02-25
CIK 1324503

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Equity shares: 131,419,080

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

☐ Item 17   ☐ Item 18

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

☐ Yes   ☐ No

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

Unless otherwise stated in this Annual Report or unless the context otherwise requires, references in this Annual Report on Form 20-F, or “Annual Report” to:

•               “we,” “us,”, “our”, “our company” and “Patni” are to Patni Computer Systems Limited and its consolidated subsidiaries;

•               “India” are to the Republic of India;

•               “Japanese Yen” or “JPY” are to the legal currency of Japan; and all references to

•               “Euro” are to the legal currency of the European Union;

•               “AUD” are to the legal currency of the Commonwealth of Australia;

•               “GBP” are to the legal currency of the United Kingdom of Great Britain and Northern Ireland;

•               “Singapore Dollar” and “SGD” are to the legal currency of Singapore;

•               “Indian rupees,” “rupees” or” Rs.” are to the legal currency of India;

•               “ Mexican Pesos”or “MXN”  are to the legal currency of Mexico;

•               “CNY” are to the legal currency of China;

•               “U.S. dollars,” “dollars” or “US $” or “$” are to the legal currency of the United States; and

•               a particular “fiscal” year are to our fiscal year ended December 31 of such year.

The financial statements have been prepared using U.S. dollars as the reporting currency. In addition, for your convenience, this Annual Report contains translations of certain Indian rupee amounts into U.S. dollar amounts which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all.

Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the noon buying rate published by the Federal Reserve Board on December 31, 2010 in Indian rupees, which was Rs. 44.80 per $ 1.00.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Key Information—Risk Factors,” “Information on the Company,” and “Operating and Financial Review and Prospects”. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include statements about:

•               the potential acquisition of our shares and a controlling interest in us by a third party in the same business as us and the risks of integration;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected financial data

The selected consolidated historical financial data set forth below should be read in conjunction with our consolidated financial statements, the notes to those statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The selected data presented below under the captions “Statement of Income Data”, “Balance Sheet Data” and “Cash Flow Data” , as of and for each of the years in the five-year period ended December 31, 2010, are derived from our audited consolidated financial statements (except for cash dividend per equity share) and have been prepared and presented in accordance with U.S. GAAP.  The consolidated financial statements as of December 31, 2009 and 2010, and for each of the years in the three-year period ended December 31, 2010, and the report of our independent registered public accounting firm thereon, are included elsewhere in this Annual Report. Historical results are not necessarily indicative of the results to be expected for any future period.

	Fiscal Year ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except share data and per share)
Statement of Income Data
Net Revenues	$578,851	$662,912	$718,884	$655,918	$701,699
Cost of revenues	373,966	450,085	491,266	421,309	455,947
Gross Profit	$204,885	$212,827	$227,618	$234,609	$245,752
Selling, general and administrative	106,472	116,260	131,056	122,010	134,106
Provision for doubtful debts and advances	1,191	1,182	1,626	2,267	619
Foreign exchange (gain) loss, net	2,748	(23,351)	18,359	9,693	(22,009)
Operating Income	$94,474	$118,736	$76,577	$100,639	$133,036
Other Income / (Expense) Interest and dividend income	10,088	12,540	13,002	11,223	13,393
Interest expense	(2,840)	(3,592)	(1,744))	(1,494)	(1,053)
Interest expense reversed	—	—	6,497	2,808	1,064
Gain on sale of investments, net	1,679	6,370	9,732	9,468	5,603
Other income (expenses), net	3,541	1,706	2,561	1,894	583
Equity in losses of affiliates	—	—	—	—	(110)
Income before income taxes	$106,942	$135,760	$106,625	$124,538	$152,516
Income taxes	47,692	21,784	5,204	4,759	19,336
Net income	$59,250	$113,976	$101,421	$119,779	$133,180
Earnings per share, basic & diluted
Basic	$0.43	$0.82	$0.75	$0.93	$1.02
Diluted	$0.43	$0.82	$0.75	$0.92	$0.99
Weighted average number of common shares used in computing earnings per share
—Basic	137,957,477	138,660,785	135,590,677	128,254,916	130,101,422
—Diluted	138,904,860	139,569,933	135,760,422	130,241,085	133,848,374
Cash dividend per equity share ($)	$0.057	$0.086	$0.082	$0.072	$0.065
Cash dividend per equity share (Rs.)	3.00	3.00	3.00	3.00	3.00
Special Cash dividend per equity share ($)					$1.34
Special Cash dividend per equity share (Rs.)					63.00

	Fiscal Year ended December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$46,510	$32,626	$60,138	$63,459	$78,734
Investments in securities	246,016	301,152	248,299	375,858	283,637
Total assets	640,341	856,226	765,342	901,181	872,784
Capital lease obligations	692	604	360	203	219
Total shareholders’ equity	508,593	680,964	570,956	747,034	699,835

	Fiscal Year ended December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Cash Flow Data
Net cash provided by / (used in):
Operating activities	$59,091	$111,272	$149,343	$137,206	$136,574
Investing activities	(155,426)	(130,036)	(35,531)	(132,699)	86,590
Financing activities	(7,106)	(8,682)	(64,589)	(3,150)	(205,603)
Capital expenditures on property, plant and equipment (included in investing activities)	(48,620)	(61,891)	(43,362)	(18,983)	(11,583)

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

Year	Average	High	Low	Period-End
2006	45.19	46.83	43.89	44.11
2007	41.19	44.49	38.48	39.41
2008	43.39	50.12	39.12	48.58
2009	48.33	51.96	46.00	46.40
2010	45.65	47.49	43.90	44.80
2011(through February 18, 2011)	45.50	45.92	44.59	45.10

The following table sets forth the high and low exchange rates for the previous six months in Indian rupees based on the noon buying rates published by the Federal Reserve Board:

	High	Low
August 2010	47.02	45.70
September 2010	46.82	44.56
October 2010	44.55	44.05
November 2010	45.83	43.90
December 2010	45.54	44.70
January 2011	45.83	44.59
February 2011 (through February 18, 2011)	45.66	45.10

On February 18, 2011 the noon buying rate published by the Federal Reserve Board was Rs.45.10 per $ 1.

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

We derive a significant portion of our revenues from a limited number of clients in a few select industries. In 2008, 2009 and 2010 our top two clients, accounted for 20.5%, 22.2% and 21.8% of our revenues, respectively and during the same period our top ten clients accounted for 45.6%, 49.7% and 48.8% of our revenues, respectively. As a result of our reliance on a limited number of clients, we may face pricing and other competitive pressures. The volume of work performed for specific clients is likely to vary from year to year, especially since we are not the exclusive external service provider for our clients. In addition, there are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. For example, our clients may decide to reduce spending on IT services or sourcing from us due to a challenging economic environment and other factors, internal and external, relating to their business such as restructuring or supplier rationalizations. The loss of any one of our major clients, a decrease in the volume of work they outsource to us or a decrease in the price at which we sell our services to them could adversely affect our revenues.

Our client contracts, including those with our two largest customers, typically can be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

Our clients typically retain us through non-exclusive master services agreements, or MSAs. Most of our client project contracts, including those that are on a fixed-price and fixed-price service level agreement, or SLA, basis, can be terminated with or without cause, with 0 to 90 days notice and without termination- related penalties. Our MSAs typically do not include any commitment by our clients to give us a specific volume of business or future work. Additionally, certain of our MSAs do not require the client to make payments for any services or work reasonably deemed unacceptable to the client. Our business is dependent on the decisions and actions of our clients, many of which are outside our control, which might result in the termination of a project or the loss of a client and we could face liabilities as a result of such termination. Our clients may demand price reductions, change their outsourcing strategy by limiting the number of suppliers they use, moving more work in-house or to our competitors or replacing their existing software with packaged software supported by licensors. Any of these decisions or actions could adversely affect our revenues and profitability.

Our revenues are highly dependent on clients located in the United States and Europe. Economic slowdowns or factors that affect the economic health of the United States and Europe may adversely affect our business.

In 2008, 2009 and 2010, approximately 75.9%, 78.9%  and 79.8% of our revenues, respectively were derived from clients located in the United States and 15.7%, 12.7% and 11.4% of our revenues, respectively were derived from clients located in Europe. If the United States or European economies continues to weaken or slowdown and conditions in the financial markets continue to deteriorate, pricing for our services may be depressed and our customers may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability.  In addition, if we are unable to successfully anticipate changing economic and political conditions affecting the industries and markets in which we operate, we may be unable to effectively plan for diversification or respond by other mechanisms to those changes, and our business could be negatively affected.

Our clients operate in a limited number of industries. Factors that adversely affect these industries or IT spending by companies within these industries may adversely affect our business.

We derive a large proportion of our revenues from clients which operate in a limited number of industries. In 2008, 2009 and 2010, we derived 24.7%, 29.7% and 30.3% of our revenues, respectively from the insurance industry, 28.9%, 29.0%  and 30.3% of our revenues, respectively from the manufacturing retail and distribution industry, 17.9%, 13.5%  and 11.2% of our revenues, respectively from the communications, media and utilities industry, and 12.8%, 12.8% and 11.6% of our revenues, respectively from the financial services industry. The ongoing crisis in the financial and credit markets, particularly, in the United States and Europe, has led to a significant change in the financial services industry, with the United States federal government and other national governments being forced to take over or provide financial support to leading financial institutions and with leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. Significant changes in the financial services industry or any of the other industries on which we focus, or a significant consolidation in any such industry, may reduce the demand for our services and negatively affect our revenues and profitability. Any significant decrease in IT services spending by clients in these industries or other industries from which we derive significant revenues in the future may reduce the demand for our services. Further, any significant decrease in the growth of the insurance, manufacturing, retail and distribution, financial services or communications, media and utilities industries, or significant consolidation in those industries, or any decrease in growth or consolidation in other industry segments in which we operate, may reduce the demand for our services.

We face intense competition for employees in our market. Our success depends in large part upon our highly skilled software professionals and our ability to attract and retain these personnel.

Our ability to execute projects and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly-skilled software professionals, particularly project managers and other mid-level professionals. Our attrition rates were, 20.0%,15.4% and 25.9% in 2008, 2009 and 2010. We define our attrition rate as the ratio of the number of employees who have left us during a defined period to the average number of employees who are on our payroll during such period.

We invest in training the professionals whom we hire to perform the services we provide. These professionals are often targeted by the lateral recruitment efforts of our competitors. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects may be impaired and our revenues could decline. In addition, we may not be able to expand our business effectively. We believe that there is significant worldwide competition for software professionals with the skills necessary to perform the services we offer, including from non-Indian, international service providers. Additionally, we may not be able to redeploy and retrain our software professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences.

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

The proposed acquisition of equity shares from our major shareholders could have an adverse effect on our business and the trading price of our equity shares and ADSs.

On January 10, 2011, Pan-Asia iGATE Solutions and iGATE Global Solutions Limited, or the Acquirers, subsidiaries of iGATE Corporation, a U.S. corporation listed on the Nasdaq Stock Market, or iGATE, announced, that they had entered into definitive agreements to purchase shares representing in the aggregate 63.0% of our equity capital held by our major shareholders, comprising the Promoter group (Mr. Narendra Patni, Mr. Gajendra Patni and Mr. Ashok Patni) and General Atlantic Mauritius Limited, at a purchase price of Rs. 503.50 ($ 11.3) per share. The proposed acquisition of such shares is subject to regulatory approvals and other closing conditions.

Additionally, on January 11, 2011, the Acquirers and iGATE made a public announcement for an open offer to acquire an additional 20.6% of our equity capital in accordance with the takeover code requirements under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended, or the Takeover Code, and the tender offer requirements under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission.

Depending on the number of shares tendered and accepted in the open offer, upon the completion of such open offer, the Acquirers and iGATE may own up to 83.6% of our equity capital.  Under the recently amended Indian regulations and listing agreements with the Indian stock exchanges, we are required to maintain a minimum public shareholding of 25%, and equity shares held by, among others, any member of our promoter or promoter group or a custodian against which ADRs/GDRs have been issued overseas are not considered a part of the public float.  The Acquirers and iGATE have stated in the public announcement that they shall take necessary steps to facilitate compliance with the minimum public requirements under the relevant regulations, and have also stated that, subject to certain conditions,they may consider exploring the option to delist the shares of the Company.

In the public announcement, the Acquirers and iGATE have also stated that they reserve the right to streamline/restructure our operations, assets, liabilities and/or business, through an arrangement/reconstruction, restructuring, merger (including but not limited to merger with themselves or any of their subsidiaries), demerger/delisting of our shares and/or sale of assets at a later date. They have stated that such decisions will be taken by their and /or our respective board of directors in accordance with applicable law, pursuant to business requirements from time to time. iGATE has stated that Viscaria Limited, a company backed by funds advised by Apax Partners, will make an investment in iGATE in order to facilitate the acquisition.  In addition, iGATE has stated that it has secured other financing to fund the purchase.

Pursuant to such agreements, until the completion of the share purchase transactions, certain changes were to be made to our board of directors.  Accordingly, Mr. Gajendra K. Patni and Mr. William O. Grabe have resigned from our board of directors with effect from February 8, 2011, and Mr. Phaneesh Murthy and Mr. Shashank Singh have been appointed as additional directors with effect from February 8, 2011.  Also, as stated in the public announcement for the open offer, upon completion under the share purchase agreement with the Promoter group (comprising Mr. Narendra Patni, Mr. Gajendra Patni and Mr. Ashok Patni), three nominees of such Promoter group will resign from our board of directors and the nominees of the Acquirers will be appointed as directors.

There is no assurance that the open offer process under the Takeover Code shall be completed in a timely manner or at all.  There is also no assurance that the Acquirers and iGATE will facilitate compliance with our listing conditions, take any steps to restructure our business or seek to delist our shares.  Such uncertainties could cause disruptions to our business, including affect our relationships with our customers, vendors and employees and also adversely affect our business, operations, financial results and the trading price of our equity shares and ADSs.

We may not be able to successfully integrate our operations with iGATE’s operations, which could cause our business to suffer.

iGATE is an outsourcing provider of Information Technology, or IT, and IT-enabled operations solutions and services and caters to different geographies with its global delivery centers in India and offices across North America, Europe and Asia Pacific.  iGATE has stated that it expects to realize synergies in its combination with us.

We may face significant challenges in integrating our operations with iGate The integration of operations would require significant attention from both the Companies management teams and may impose substantial demands on our operations or other projects. The failure of the combined company, after the Acquisition, to meet the challenges involved in successfully integrating our operations or otherwise to realize any of the anticipated benefits of the combination could cause an interruption of, or a loss of momentum in, the activities of the combined company and could adversely affect our results of operations. In addition, the overall integration of the two companies may result in unanticipated problems, expenses, liabilities, competitive responses and loss of customer relationships, and may cause our stock price to decline. The difficulties in integrating the operations of the Companies may include, among other things:

•                  differences in cultures of the two organizations;

•                  difficulty in retaining key executive management and senior management staff;

•                  increase in attrition of the employees in general;

•                  retention of the current customer base;

•                  effectiveness of changes in sales approach and strategies;

•                  changes in delivery model, processes and methodologies;

•                  incurrence of additional and unforeseen costs associated with the integration of operations of the combined company; and

•                  regulatory, legal and taxation related constraints in integrating the operations.

Any of these factors could cause delays or increase the costs of combining the companies which could adversely affect our operations, financial results and liquidity.

iGATE’s proposed acquisition may result in conflicts of interest between the two companies.

Following the consummation of the open offer, and depending upon the number of shares tendered and accepted in the open offer process, iGATE will beneficially own between 63.0% and 83.6% of our equity capital.  As iGATE will beneficially own more than a majority of our equity shares, it will have the ability to appoint a majority of our board or directors and control our actions. Our interests and the interests of our minority shareholders may conflict with that of iGATE and its shareholders and lenders, including those that have financed the proposed acquisition. In addition, following the consummation, our joint operations with iGATE, will be subject to regulation and potential limitations imposed by U.S. and Indian antitrust laws and Indian corporate laws.

Additionally, iGATE is financing its acquisition of a controlling stake of our shares through a combination of balance sheet cash, debt and an equity issuance.  Our company has traditionally not had any long term debt, nor has iGATE.  However, if iGATE issues any debt to repay part of its acquisition of our shares it may be reliant on our profits and dividends for its repayment.  As a result, our controlling shareholder interests in the repayment of its debt and related obligations may conflict with minority shareholders interests in the Company.

Our earnings may be adversely affected if we receive an adverse determination resulting from a pending tax review of our domestic or foreign operations.

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

•                  international IT services companies, such as Accenture, Cognizant Technology Solutions, Computer Sciences Corporation and Syntel;

•                  divisions of large multinational technology firms such as IBM, and Hewlett-Packard Company, Capgemini, Atos Origin and Logica;

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

Our revenues have grown from $578.9 million in 2006 to $701.7 million in 2010, representing a CAGR of 4.9%. Our total number of employees was 12,804 as of December 31, 2006 and 17,642 as of December 31, 2010.

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

•                  acquired intellectual property rights to software;

•                  expanded our business process outsourcing capabilities by undertaking a new line of business as a Third Party Administrator (TPA) in the insurance and healthcare sector through our acquisition of CHCS Services Inc.;

•                  expanded our expertise and operations in our product engineering technology practices;

•                  enhanced our operations in Europe and Asia Pacific; and

•                  expanded our facilities in India and outside India.

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

We have undertaken and may continue to pursue strategic acquisitions or partnerships, which may prove to be difficult to integrate and manage or may not be successful, and may result in increased expenses or write-offs.

We have pursued and may continue to pursue strategic acquisition and partnership opportunities to enhance our capabilities and address gaps in industry expertise, technical expertise and geographic coverage. It is possible that we may not identify suitable acquisition or investment candidates or joint venture partners, or if we do identify suitable candidates or partners, we may not complete those transactions on terms commercially acceptable to us or at all. The inability to identify suitable acquisition targets or investments or joint ventures or the inability to complete such transactions may adversely affect our competitiveness and our growth prospects.

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

We have invested substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of December 31, 2010, we had spent approximately $ 101.3 million on our knowledge parks. The estimated amounts (net of advances) remaining to be executed on contracts in relation to capital expenditure for the construction of various facilities, aggregated approximately to $ 54.5 million as of December 31, 2010  which will be executed over a three year period. However, we may not receive the benefits that we expect from our investment in these facilities. These expansions have and will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced. See “Item 4.D. Information on the Company—Property, plant and equipment”.

We are subject to risks arising from exchange rate fluctuations.

Although our functional currency is the Indian rupee, we transact a significant portion of our business in several other currencies, particularly the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, payables and other foreign currency assets and liabilities. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future. In 2008, 2009 and 2010 our dollar denominated revenues represented 80.7% , 84.0% and 85.3% of our total revenues respectively.

A significant portion of our expenses, comprising the cost of revenues and selling, marketing and general administrative expenses, are and will continue to be denominated and incurred in Indian rupees. In 2008, 2009 and 2010 rupee costs represented 40.8%, 37.5% and 38.8% of revenues respectively. Therefore, changes in the exchange rate between the rupee and other currencies, especially with respect to the U.S. dollar, may have a material adverse effect on our revenues, other income, cost of services, operating costs and net income, which may in turn have a negative impact on our business, operating results and financial condition. On December 31, 2010, the exchange rate per U.S. dollar was Rs. 44.80 compared to Rs. 46.40 on December 31,2009 and Rs. 48.58 on December 31, 2008. On February 18, 2011 the exchange rate per US $ was Rs 45.10.  The exchange rate between the rupee and the dollar has fluctuated substantially in recent years and may continue to remain volatile in the future.

We seek to reduce the effect of exchange rate fluctuations on our operating results by purchasing derivative instruments such as foreign exchange forward contracts, net purchased options and net written options. As of December 31, 2010 we had outstanding forward contracts in the amount of $ 314.3 million, JPY 500.0 million ($ 6.1 million), and GBP 8.7 million ($ 13.5 million). However, in spite of such contracts we may not be able to insulate ourselves adequately from foreign currency exchange risks. In addition, any such contracts may not perform effectively as a hedging mechanism or we may incur losses in such derivative instruments which may adversely affect our profits in a quarter or a financial year.  In 2010 we had a net foreign exchange gain of $22.0 million and in 2008 and 2009 we had a net foreign exchange loss $18.4 million and $ 9.7 million See “Item 11.Quantitative and Qualitative Disclosures about Market Risk — Components of Market Risk - Exchange Rate Risk”.

Our success depends in large part upon our senior management and key personnel and our ability to attract and retain them.

We are highly dependent on our Chief Executive Officer, Chief Financial Officer and other members of the executive leadership team. Our future performance depends to a significant degree upon the continued service of the key members of our management team, as well as marketing, sales and technical personnel, and our ability to attract and retain new management and other personnel. We do not maintain key man life insurance on any of our executive officers or significant employees. Competition for personnel is intense, and there can be no assurance that we will be able to retain our key employees or that we will be successful in attracting and retaining new personnel in the future. The loss of any one or more of our key personnel or the failure to attract and retain key personnel could have a material adverse effect on our business, results of operations and financial condition.

Our revenues could be significantly affected if the governments in the United States or other countries in which our customers are based restrict companies from outsourcing work to non-domestic corporations.

Offshore outsourcing has become a politically sensitive topic in the United States and Europe due to its perceived association with the loss of jobs in such countries. In the United States, in particular, there has been increasing political and media attention on these issues following the growth of offshore outsourcing. Current or prospective clients may elect to perform services we offer themselves or may be discouraged from transferring these services to offshore providers to avoid any negative perception that may be associated with using an offshore provider. These trends could harm our ability to compete effectively with competitors that operate primarily out of facilities located in the United States. A variety of U.S. federal and state legislation has been proposed that, if enacted, could restrict or discourage U.S. companies from outsourcing their services to companies outside the United States. In addition, it is possible that legislation could be adopted that would restrict U.S. private sector companies that have federal or state government contracts from outsourcing their services to offshore service providers. Since most of our clients are located in the United States, any expansion of existing laws or the enactment of new legislation restricting offshore outsourcing by U.S. companies could adversely impact our ability to do business.

Our inability to complete fixed-price contracts within budget and at the required level of performance could reduce our revenues and profitability.

We derived, 36.0%, 40.6% and 44.6% of our revenues from fixed-price (including SLA) contracts in 2008, 2009 and 2010.We bear the risk of cost overruns, completion delays and wage inflation in connection with fixed-price projects, any of which may result in a decrease in our margins from work performed on fixed-price contracts. Our revenues from fixed-price contracts also include revenues from fixed-price SLAs, which are conditioned upon our meeting predetermined performance levels. Any failure to meet such performance levels could result in a reduction in our revenues. Any failure to accurately estimate the resources and time required for completion of a project or any failure to complete our contractual obligations at the committed performance level could adversely affect our revenues and profitability.

Our inability to collect our receivables from billed or unbilled services to our clients, could adversely affect our results of operations and cash flows.

Our business depends on our ability to successfully recover payment from our clients of the amounts they owe us for work performed. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each customer, historical collections experience and other information, including the aging of the receivables. There is no guarantee that we will accurately assess the creditworthiness of our clients. Timely collection of client balances also depends on our ability to complete our contractual commitments and bill and collect our contracted revenues. If we are unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected.

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

We may be liable to our clients for damages caused by system failures or breaches of security obligations or unsatisfactory performance of services.

Many of our contracts involve projects that are critical to the operations of our clients’ businesses. Further, our client contracts may require us to comply with certain security obligations including maintaining network security and back-up data, ensuring our network is virus free and verifying the integrity of employees who work with our clients by conducting background checks. Any failure in a client’s system or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. In addition, errors by our employees in the performance of services for a client, or poor execution of such services, could result in a client seeking damages from us. There is a risk that limitations of liability set forth in our service contracts may not be enforceable in all instances or will otherwise protect us from liability for damages in the event of such claims. Our insurance coverage may not be sufficient for all such claims or damages and additional insurance coverage may not be available in the future on reasonable terms or in amounts sufficient to cover large claims. Successful assertions of one or more large claims against us could have a significant adverse effect on our business, results of operations and financial condition.

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

Immigration restrictions could limit our ability to expand our operations in the United States. We derive a high proportion of our revenues from clients located in the United States which may be affected materially by such restrictions

Most of our employees are Indian nationals. The ability of our software professionals to work in the United States, Europe and in other countries depends on our ability to obtain the necessary visas and work permits. At present, the majority of our software professionals in the United States hold H-1B visas, a temporary visa which generally allows the employee to remain in the United States for up to six years while he or she remains an employee of the sponsoring firm, and L-1 visas, an intra company transfer visa allowing managers and executives or employees with specialized knowledge to stay temporarily in the United States so long as they have worked for an affiliated company abroad for at least one continuous year within the three years preceding the L-1 filing. An H-1B visa may be granted to certain categories of persons in several “specialty occupations” including software professionals such as our employees, so long as their compensation meets annually adjusted minimums and the position being filled qualifies as a specialty occupation. Those adjustments may force increases in the salaries we pay to our employees with H-1B visas, resulting in lower profit margins. Although there is currently no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that may be approved by the United States government in any fiscal year. We believe that the demand for H-1B visas will continue to be high. Further, the United States government has increased the level of scrutiny in granting these visas. This may lead to limits on the number of L-1 visas granted.  Also, we expect close scrutiny of the L-1 visa process and there may be restrictions imposed on the issue of L-1 visas too. The U.S. immigration laws also require us to comply with other legal requirements including those relating to displacement and secondary displacement of U.S. workers and recruiting and hiring of U.S. workers, as a condition to obtaining or maintaining work visas for our software professionals working in the United States. Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our software professionals. Our reliance on work visas for a significant number of software professionals makes us particularly vulnerable to such changes and variations. As a result, we may not be able to obtain a sufficient number of visas for our software professionals or may encounter delays or additional costs in obtaining or maintaining such visas.

Wage pressures in India may prevent us from sustaining our competitive advantage and may reduce our profit margins.

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals until the last decade. This has been one of our competitive advantage over other developed countries to attract offshore business investments. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to retain talent. Unless we are able to continue to increase the efficiency and productivity of our employees, over the long term, wage increases may reduce our profit margins.

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

Presently, we benefit from the tax holidays given by the Government of India for the export of IT services from specially designated software technology parks or STPs and special economic zones or SEZs in India. As a result of these incentives, which include a 10 year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities, our operations have been subject to relatively low tax liabilities. The tax benefits available for some of our facilities have expired and certain others will expire upon completion of 10 years from commencement of business of the eligible undertaking. However the tax holiday for the export of IT services from STP will expire on March 31, 2011. Consequently, we expect our effective tax rate to increase significantly.

In anticipation of the complete phase out of the tax holidays on March 31, 2011, we expect to continue to locate a portion of our new development centers in areas designated as SEZs. Development centers operating in SEZs will be entitled to certain income tax incentives of 100% of the export profits for a period of five years, 50% of such profits for next five years and 50% of the profits for further period of five years subject to satisfaction of certain capital investments requirements. The Indian government has proposed certain interpretive positions regarding the tax incentives applicable to SEZs. The Indian government has discussed making further changes in the SEZ policies which could be adverse to our operations.

Further, provisions of the Indian Income Tax Act 1961, as amended, or the Indian Income tax Act, are amended on an annual basis by enactment of the Finance Act. In addition, we may also be subject to changes in taxation resulting from the actions of applicable income tax authorities in India or from Indian tax laws that may be enacted in the future. For example, we may incur increased tax liability as a result of a determination by applicable income tax authorities that the transfer price applied to transactions involving our subsidiaries and the Company was not appropriate.

Any increase in our effective tax rate as a result of the expiration of tax benefits we currently enjoy, changes in applicable tax laws or the actions of applicable income tax or other regulatory authorities could materially reduce our profitability. For more information, See “Item 5.A. Operating and Financial Review and Prospects—Operating Results — Taxes”.

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

Subject to compliance with certain Indian laws and regulations, including Indian exchange control laws and regulations, we are permitted:

•                  to make overseas direct investments in a joint venture or wholly-owned subsidiary outside India of up to 400% of our net worth as of the date of our last audited balance sheet; and

•                  to make overseas direct investments, without limits on net worth, in any foreign security from the proceeds of an international offering of American Depositary Receipts, or ADRs or Global Depository Receipts, or GDRs, or from the account balances held in our exchange earner’s foreign currency bank accounts.

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

South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, such as between India and Pakistan and even within India. There have been military confrontations along the Indian border from time to time. The potential for hostilities between India and its neighbouring countries may occur due to past terrorist incidents in India,claims on territory, troop mobilizations along the border, and the geopolitical situation in the region. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Political tensions could increase the perception that investments in Indian companies involve a higher degree of risk than companies in other countries such as the United States. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

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

Our international expansion plans subject us to risks inherent in doing business internationally.

The majority of our software development facilities are located in India. As we are in the process of scaling up our presence outside India through our strategic development centres opened in China, Singapore and Mexico, we are subject to additional risks related to our international expansion plans, including risks related to complying with a wide variety of national and local laws in such countries. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations in general. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our corporate culture. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. Any of these events could adversely affect our revenues, profitability and cash flows.

Risks Relating to Our ADSs and our Trading Market

Sales and issuances of our equity shares or ADSs may adversely affect the market price of the ADSs and our equity shares.

Sales of a substantial number of equity shares, including sales by our insiders, significant shareholders, directors or executive officers whether on the Indian stock exchanges or into the United States of ADSs or otherwise, or the perception that such sales may occur, could adversely affect the market price of the ADSs and our equity shares or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. Depending on the number of shares tendered and accepted in the open offer, iGATE may own up to 83.6% of our outstanding equity shares. In such event, we will be required to take steps to comply with the requirements under the amended Securities Contracts (Regulation) Rules, 1957 and our listing agreement entered into with the Indian stock exchanges, wherein we are required to maintain a minimum public shareholding of 25%. The Securities Contracts (Regulation) Rules, 1957, as amended, defines ‘public shareholding’ to refer to equity shares held by persons other than a company’s promoter, promoter group, subsidiaries and associates, and also excludes shares held by a custodian against which ADRs/GDRs have been issued overseas. In the public announcement dated January 11, 2011, the Acquirers have stated that in the event the public shareholding is reduced below the minimum level required by law following the completion of the open offer process, then they will take necessary steps to facilitate compliance with the relevant provisions of law.  Such steps may include sales of shares by the Acquirers We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time. We have adopted an employee stock option plan as a means to reward and motivate our employees. You may experience dilution of your shareholding to the extent that we make future equity offerings or issue equity shares pursuant to the exercise of stock options under our employee stock option plan.

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

Under certain circumstances, the approval of the Reserve Bank of India is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency, approval from the Reserve Bank of India will have to be obtained for each such transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

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

At our request, the depositary will mail the holders of ADSs any notice of a shareholder meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of our shares represented by the ADSs. If the depositary receives voting instructions from the holders in time, relating to matters that have been forwarded to them, it will endeavor to vote the shares represented by the ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot ensure that the holders will receive voting materials in time to enable them to return voting instructions to the depositary in a timely manner. Shares for which no voting instructions have been received will be voted by our management. There may be other communications, notices or offerings that we only make to holders of our shares, which will not be forwarded to holders of ADSs. Accordingly, the holders of ADSs may not be able to participate in all offerings, transactions or votes that are made available to holders of our shares.

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

Our corporate headquarters are located at Akruti Softech Park, MIDC Cross Road No. 21, Andheri East, Mumbai 400 093, India, and our North American headquarters are located at One Broadway Cambridge, MA 02142. General Atlantic made a significant investment in our company in 2002. To enhance our domain expertise in financial services and communications, media and utilities, we made selective acquisitions such as Patni Telecom (formerly Cymbal), which we acquired in November 2004. We completed our initial public offering of equity shares in India in February 2004 and our initial offering of ADSs listed on the New York Stock Exchange in

December 2005. In 2007, we acquired Logan Orviss International, a European based telecommunications consulting company, and Patni Life Sciences, Inc. (formerly Taratec Development Corporation), a U.S. based life sciences consulting company to widen our telecommunications and life sciences expertise, respectively. With effect from October 1, 2010. Patni Life Sciences, Inc. was merged with Patni Americas, Inc. In addition, in 2007 we acquired from one of our major customers the worldwide rights for a software proprietary intellectual property right that enables communication service providers to offer customer management, retail point-of- sales and billing services for a variety of products and services.

In 2010, we acquired CHCS Services Inc a U.S based TPA providing services to Insurance companies from one of our customers to undertake a new line of business as a TPA in the insurance and healthcare sector, which we expect to enhance our existing BPO capabilities. We also entered into a Joint Venture Agreement ( 49% ownership interest) with J R Kyushu System Solutions Inc., to provide high quality, cost effective IT and product engineering services to the Japanese enterprise market. In addition we acquired from one of our customers, an existing software Intellectual Property Rights (“IPR”) which is used for education sector management in UK and Ireland and we intend to increase the revenue by sale of licenses in certain geographies along with significant use in horizontals other than the education learning domain.

Our capital expenditures were $40.0 million, $16.4 million and $12.2 million respectively for the years 2008, 2009 and 2010. These capital expenditures were primarily to finance the expansion of our existing facilities as well as the construction / purchase of new facilities in India / leasehold improvements and other physical infrastructure in India. We anticipate capital expenditures in the range of $10 million to $15 million in 2011, principally to finance the construction of our new facilities in Pune, Gandhinagar and other facilities and physical infrastructure in India. We are obliged to make certain capital expenditures under a number of contracts relating to this expansion. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated approximately $54.5 million at December 31, 2010 to be spread over a three year period. We currently intend to finance our planned capital expenditure entirely from existing cash and cash equivalents, funds generated from operations and unutilized ADR proceeds.

On January 10, 2011, Pan-Asia iGATE Solutions and iGATE Global Solutions Limited, or the Acquirers, subsidiaries of iGATE, announced, that they had entered into definitive agreements to purchase shares representing in the aggregate 63.0% of our equity capital held by our major shareholders, comprising the Promoter group (Mr. Narendra Patni, Mr. Gajendra Patni and Mr. Ashok Patni) and General Atlantic Mauritius Limited) at a purchase price of Rs.503.5 ($11.3) per share. The proposed acquisition of such shares is subject to regulatory approvals and other closing conditions. Additionally, on January 11, 2011, the Acquirers made a public announcement for an open offer to acquire an additional 20.6% of our equity capital in accordance with the takeover code requirements under the Takeover Code, and the tender offer requirements under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission. Depending on the number of shares tendered and accepted in the open offer, upon the completion of such open offer, the Acquirers and iGATE may own up to 83.6% of our equity capital.  iGate Corporation is a publicly listed company on NASDAQ.

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

We have in-depth knowledge in our industry and technology practices. Insurance, manufacturing retail and distribution, communications, media and utilities and financial services accounted for 24.7%, 28.9%, 17.9% and 12.8% in 2008, respectively, 29.7%, 29.0% 13.5%, and 12.8% in 2009, respectively and 30.3%, 30.3%, 11.2% and 11.6% in 2010, respectively of our revenues. Our technology practices offer research, design and development services for product engineering. Through our dedicated sales and management teams in each of our industry and technology practices, we believe we are able to provide better client service, effectively cross-sell services to our existing clients and develop new client relationships.

We have a track record of successfully developing and managing large, long-term client relationships with some of the world’s largest and best known companies. Our customer base has increased from 239 clients as of December 31, 2006 to 297 clients as of December 31, 2010. Several of our key executives are located in our client geographies to better develop and maintain client relationships at senior levels. Repeat business accounted for 93.0%, 94.0%  and 94.6% of our revenues in 2008, 2009 and 2010.

Our revenues have grown from $578.9 million in 2006 to $701.7 million in 2010, representing a CAGR of 4.9%. Our net income has grown from $59.2 million in 2006 to $133.2 million in 2010, representing a CAGR of 22.5%. Our total number of employees was 12,804 as of December 31, 2006 and 17,642 as of December 31, 2010. We have invested in new high-tech facilities, which we refer to as “knowledge parks”, designed for expanding our operations and training our employees. We have 243 sales and marketing personnel supported by dedicated industry specialists in 30 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

Industry Structure and Developments (Source:  Forecast Alert: IT Spending, Worldwide, 2008-2014, 4Q10 Update ( ID Number: G00209967) Report and Indian IT Industry overview from  NASSCOM Strategic Review Report 2011)

Global Markets Overview

According to the Forecast Alert: IT Spending, Worldwide, 2008-2014, 4Q10 Update report by Gartner, the headline is that the global IT spending growth forecast has been revised up, from 3.2% to 5.4% for 2010 and from 3.5% to 5.1% in 2011. Currency effects and a slightly more optimistic outlook in some key segments have combined to raise the outlook for U.S. dollar-denominated growth.

The main reasons for the upward revision are as follows:

•                  Currency exchange rate fluctuations have continued to affect our U.S. dollar-denominated forecast. Of the 2.2 percentage point increase in IT spending growth in 2010, 1.6% is attributable to the recent devaluation of the U.S. dollar against other currencies.

•                  However, in constant dollars (that is, stripping out the effect of currency exchange rate movements), IT spending growth in 2010 has been revised up from 3.4% to 4% as upward revisions in telecommunications spending has more than compensated for downward revisions to our forecast for client computing spending.

•                  The reductions in the client computing forecast for 2010 reflect concerns for U.S. and Western European PC growth given weak 3Q10 results and a still highly uncertain economic outlook for both markets. The reductions also reflect assumptions about displacement of PCs by media tablets in these markets — although the reductions on this account are relatively small as media tablet displacement is seen as a much bigger long-term problem. The reduction in the Western European forecast also reflects more aggressive assumptions about average selling price (ASP) declines in the region, which are expected to come about as the dollar continues to decline and constant U.S. dollar ASPs in Western Europe converge toward their U.S. counterparts.

•                  For 2011, currency exchange rate fluctuations actually have masked a downward revision to the underlying spending forecast. The 1.6 percentage point increase in U.S. dollar-denominated spending growth is assisted by a 2% gain because of U.S. dollar devaluation. Looked at another way, in constant dollars we have reduced the forecast for spending growth in 2011 from 4.7% to 4.3%, which is a 0.4% drop.

•                  The reduction in the overall IT spending forecast for 2011 is almost entirely the result of the reduction in the PC forecast, again concentrated in the U.S. and Western Europe with reductions to the Asia/Pacific forecast chipping in some additional downward pressure. Here again, the reductions to the U.S. and Western European PC forecasts reflect concern for PC growth given likely weak economic growth in 1H11. Media tablets also are expected to take a somewhat bigger bite out of growth than in 2011. The reduction to the Asia/Pacific forecast for PC spending reflects concern that the region’s strong growth in 2010 likely pulled some growth from 2011, precipitating a write-down of 2011. It also incorporates some effect on China’s PC growth of the expected slowdown in Chinese economic growth. The reductions in the Western European and Asia/Pacific PC spending forecasts also reflect the assumption of slightly faster constant U.S. dollar ASP declines, fueled by further declines in the dollar.

•                  Longer term, the forecast for annual growth in global IT spending in U.S. dollars for 2012, 2013 and 2014 is virtually unchanged at about 4.5%, although the upward revisions for 2010 and 2011 have had the effect of increasing the five-year CAGR through 2014 to 4.8% from 4% last quarter.

(Disclaimer The Gartner Report described herein, Forecast Alert: IT Spending, Worldwide, 2008-2014, 4Q10 Update ( ID Number: G00209967 represent) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice)

Indian IT Industry Outlook

Nasscom Strategic Review 2011 states that the IT-BPO sector has become one of the most significant growth catalysts for the Indian economy. In addition to fuelling India’s economy, this industry is also positively influencing the lives of its people through an active direct and indirect contribution to the various socio-economic parameters such as employment, standard of living and diversity among others. The industry has played a significant role in transforming India’s image from a slow moving bureaucratic economy to a land of innovative entrepreneurs and a global player in providing world class technology solutions and business services.

The sector is estimated to aggregate revenues of $88.1 billion in FY2011, with the IT software and services sector (excluding hardware) accounting for $76.1 billion of revenues. During this period, direct employment is expected to reach nearly 2.5 million, an addition of 240,000 employees, while indirect job creation is estimated at 8.3 million. As a proportion of national GDP, the sector revenues have grown from 1.2 % in FY1998 to an estimated 6.4% in FY 2011. Its share of total Indian exports (merchandise plus services) increased from less than 4.0 % in FY1998 to 26.0 % in FY2011.

Export revenues are estimated to gross $ 59 billion in FY2011 accounting for a 2 million workforce.

IT services is expected to grow by about 3.5% in 2011 and 4.5% in 2012. While focus on cost control and efficiency/productivity remain, customers are also evaluating how investments in IT impact can further business goals — ROI led transformation - leading to an increase in project-based spending. Services such as virtualization, consolidation, and managed services that focus on ROI in the short term will drive opportunities in the market. Emerging Asian enterprises across multiple industries will continue to accelerate services spending in their efforts to challenge existing global MNCs. Organizations will look for alternative IT models - Cloud, on-demand services and SaaS — in order to reduce hardware infrastructure costs and provide scalability on demand.

Worldwide packaged software revenue is estimated to reach $ 297 billion in 2011, a Y-o-Y growth of over 5%, led by emerging regions, such as APAC and LATAM. These regions are expected to invest heavily in enterprise software initiatives as they continue to round out the IT infrastructure necessary to do business. Business Process Outsourcing spending is expected to be driven by analytical services, F&A and industry-specific BPO solutions.

In the future, the global IT-BPO industry is likely to go through a paradigm shift across five parameters-

Markets — Growth will be driven by new markets — SMBs, Asia, public sector and government-influenced entities which will become a priority customer base

Customers — Customers will demand ‘transformative’ value propositions, that go beyond lower-cost replication; as technology creates virtual supply chains, customers will require a seamless experience across time zones and geographies; increasing demand for innovation and end-to-end transformation

Service Offerings — Offerings that are high-end, deeply embedded in customer value chains will emerge. Services and delivery will become location-agnostic leading to new opportunities such as design services in manufacturing, Remote Infrastructure Management (RIM), etc. Solutions for the domestic market will be a key focus area

Talent — Government pressures to create local jobs and the need for local knowledge will alter the employee mix - a higher proportion of non-Indians with multilingual and localised capabilities. There will be a much greater focus on ongoing development of specialised skills and capabilities

Business models — Driven by a focus on expertise and intellectual property, offerings will shift from piecemeal, technology-centric applications to a range of integrated solutions and higher-end services, spanning new service lines (e.g., green IT)

Suitably exploiting these emerging opportunities both in the global and domestic markets can help India reach $130 billion in IT-BPO revenues by FY2015, a CAGR of 14.0%. By FY2015, the Indian IT-BPO industry is expected to contribute about 7.0 % to annual GDP and create about 14.3 million employment opportunities (direct and indirect).

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

Highly-skilled Professionals

We have a highly qualified management team with a broad range of experience in the global IT industry. Our managers and senior technical personnel provide in-depth project management expertise to customers. To maintain this level of expertise, we have placed significant emphasis on recruiting and training our workforce of highly skilled professionals.

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

Strengthen and Broaden our Industry Expertise with Micro Vertical Focus

We intend to strengthen our understanding of key industries by investing in building or acquiring intellectual property like platforms, tools , etc in chosen micro verticals within each industry segment that we operate.  We shall also continue to invest in a strong base of industry experts, business analysts and solutions architects as well as considering select from targeted acquisitions. We believe that we can create competitive differentiation and add more value than a general service provider through such investments in enhancing our understanding in specific industry and domain requirements of our clients.

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

Optimize and Expand Delivery Capability

. Our process and methodologies such as PatniPLUS® consolidate decades of software development and maintenance experience in delivering and supporting enterprise applications and products for our clients. We believe that our mature process frameworks effectively reduce risk and unpredictability across the software development life cycle and flexibly integrate with our clients’ processes. We further believe that our quality systems create strong predictive and diagnostic focus, delivering measurable performance to clients’ ‘Critical to Quality’ parameters resulting in a faster turnaround, higher productivity, and on-time to first-time-right deliveries. We provide full visibility on our projects for our clients through integrated web-based project management and monitoring tools.

We are committed to enhancing our processes and methodologies that improve our efficiency. We aim to develop new productivity tools, refine our software engineering techniques and maximize reuse of our processes. To maximize improvements in our processes and methodologies we have similarly expanded our infrastructure and we have constructed new knowledge park campuses in India to provide world-class infrastructure, high standards of quality and secure delivery.

Expand Geographically and Build our Brand Globally

While our “Patni” brand is an established and recognized brand in India, we intend to increase recognition of our brand elsewhere in our client markets. We seek to achieve this through targeted analyst outreach programs, trade shows, white papers, sponsorships, workshops, road shows, speaking engagements and global public relations management. We believe that a stronger brand will facilitate our ability to gain new clients in new geographies and to attract and retain talented professionals.

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

•       legacy modernization and support of several applications; and

•       third party administration services for life, medical and other annuities.

We are a member of global insurance industry organizations such as Life Office Management Association, or LOMA, the Association for Cooperative Research and Development, or ACORD, and the Insurance and Accounting Systems Association. Several of our business analysts are LOMA certified and certified by the American Institute for Chartered Property and Casualty Underwriters.

Manufacturing, Retail and Distribution

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

•                  business process outsourcing;

•                  managed services (ITO & BPO) for middle and back office; and

•                  implementation and actuarial analytics.

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

•       IT outsourcing; and

•       deployment of OSS and BSS systems.

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

•                                          Packaging (Computer Aided Design  / Computer Aided Manufacturing)

•                  Mechanical/Electro-Mechanical

•                                          Product life cycle management / Product data management

•                                          Computer aided engineering/ Computer aided design / Computer aided manufacturing

•                  Storage networking computing

•                  Core engineering service, Verification, Validation and Testing (VV&T), Reengineering and Sustainance

•                  Implementation services; Data center services, Cloud services, Virtualization

•                  Medical devices

•                  Product Re-platform and Reengineering

•                  Independent Verification & Design Validation

•                  ISV

•                  Product Life cycle Management and Re-engineering

•                  Automation and controls

•                  Industrial Automation and control systems engineering

•                  Building and rail automation services

•                  Consumer electronics

•                  DTV, Multimedia and Home Entertainment

•                  Mobile, wireless, gaming

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

Quality and Project Management

While quality always has been an integral part of our operations at Patni, we became formally certified and assessed for quality models in 1995. We started with ISO 9000-1994, underwent SEI-CMM level 4 and 5 assessments and as of today are ISO 9001-2000 certified and are assessed for P-CMM Level 3 and SEI-CMMi Level 5. ISO 9001 is an international standard for quality management systems maintained by the International Organization for Standardization. The Capability Maturity Model (CMM) is a method for evaluating the quality of a company’s management and software engineering practices, with Level 5 being the highest attainable certification. The CMM was developed by the Software Engineering Institute (SEI) at Carnegie Mellon University. The Software Engineering Institute subsequently released a revised version known as the Capability Maturity Model Integration (CMMi). We have been using the Six Sigma Program to implement process changes including the above. We continuously strive to better our quality management system with the help of industry best practices and research findings. Our quality management system involves the review and continuous improvement of software development and related processes, testing of work products and regular internal and external quality audits. We apply sophisticated project management and solution deployment methodologies that we have developed to help ensure timely, consistent and accurate delivery of IT solutions to our clients. In 2010 we have received the following recognitions:

•                  Listed among the ‘Best 20 Leaders in Financial Services (Insurance)’ in the 2010 Global Outsourcing 100, by IAOP.

•                  Named a ‘Niche Player’ in Gartner’s ‘Magic Quadrant for SAP ERP Implementation Service Providers’ in the North America, 2010 Report.

•                  Named a ‘Niche Player’ in Gartner’s ‘Magic Quadrant for CRM Service Providers’ in the North Americas, 2010 Report, as also in the Europe, 2010 Report.

•                  Named the ‘IT Supplier of the Year’ 2010 (for the second consecutive year) by Weyerhaeuser, a leading provider of integrated forest products.

•                  Named the ‘Best Supplier for FY 2009-2010’ by Toshiba Mitsubishi-Electric Industrial Systems Corp.

•                  Recognized as Genworth Financial’s ‘2009 Strategic Supplier of The Year’.

•                  Ranked 40th amongst the ‘top technology providers for financial institutions’ in the ‘FinTech 100 - 2009’ list.

•                  Listed in the ‘Global Services 100 — 2009’, instituted by Global Services and neoIT (Neogroup):

•                  Ranked 7th among ‘Top 10 best performing IT Infrastructure Service Providers’

•                  Ranked 8th among ‘Top 10 best performing IT Service Providers’.

•                  Received BPO Excellence Awards hosted by “ Stars of the Industry” in the categories:

•                  ‘BPO Organization of the Year’

•                  ‘Operational Excellence and Quality’

•                  ‘Social Change Agent’

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

We have 30 sales offices across North America, Europe, Japan and the rest of  the Asia-Pacific region and 243 sales and marketing personnel who are supported by dedicated industry specialists. We set targets for our sales personnel at the beginning of each year, which are subject to periodic reviews. In addition to a base salary, our compensation package for sales personnel includes an incentive-based compensation plan driven by achievement of the prescribed sales targets.

Our sales and marketing professionals help promote the “Patni” brand through targeted analyst outreach programs, trade shows, white papers, sponsorships, workshops, road shows, speaking engagements and global public relations management. We believe that a stronger brand will facilitate our ability to gain new clients and to attract and retain talented professionals.

Clients

We market our services to clients located in the United States, Europe, India, Japan and Others. A significant proportion of our revenues is derived from clients located in the United States, as illustrated in the table below:

	Fiscal year ended December 31,
	2008	2009	2010
United States	75.9%	78.9%	79.8%
Europe	15.7%	12.7%	11.4%
India	0.9%	1.0%	2.2%
Japan	3.5%	3.5%	3.1%
Others	4.0%	3.9%	3.5%
Total	100.0%	100.0%	100.0%

Further, proportion of our revenues have been derived historically from the insurance, manufacturing, retail and distribution, financial services, communications, media and utilities industries and technology practice consisting of product engineering services, as illustrated in the table below.

	Fiscal year ended December 31,
	2008	2009	2010
Insurance	24.7%	29.7%	30.3%
Manufacturing, retail and distribution(1)	28.9%	29.0%	30.3%
Financial Services	12.8%	12.8%	11.6%
Communications, media and utilities(2)	17.9%	13.5%	11.2%
Product Engineering	15.7%	15.0%	16.6%
Total	100.0%	100.0%	100.0%

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

Although we believe we have successfully diversified our client base over the past three years, a significant proportion of our revenues are derived from a small number of clients, as illustrated in the table below:

	Fiscal year ended December 31,
	2008	2009	2010
State Farm Insurance	9.8%	11.9%	10.9%
General Electric	10.7%	10.3%	10.9%
Top 5 Clients	32.7%	36.5%	35.9%
Top 10 Clients	45.6%	49.7%	48.8%

The following table illustrates a breakdown of our largest clients by revenue categories on a cumulative basis:

	Fiscal year ended December 31,
	2008	2009	2010
No. of $ 1 million + clients	92	92	99
No. of $ 5 million + clients	30	26	28
No. of $ 10 million + clients	19	15	16
No. of $ 25 million + clients	5	4	4
No. of $ 50 million + clients	2	2	3

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

•       international IT services companies, such as Accenture, Cognizant Technology Solutions, Computer Sciences Corporation and Syntel;

•       divisions of large multinational technology firms such as IBM, and Hewlett-Packard, Capgemini , Atos Origin and Logica

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

Human Resources

We employed ,14,894, 13,995 and 17,642 employees as of December 31, 2008, 2009 and 2010, respectively.  Out of 17,642 employees, 13,259 were software professionals as of December 31, 2010. Of these software professionals, 2,482 employees were categorized as onsite and 10,777 as offshore. The geographic breakdown for our employees as of December 31, 2010 was as follows:

Geography	Number of Employees
India	14,326
North America	2,694
Rest of the World	622
Total	17,642

We strongly believe that our ability to maintain and continue our growth depends to a large extent on our strength in attracting, developing, motivating and retaining the talent. We operate in seven major cities in India, which enables us to recruit technology professionals from different parts of the country. The key elements of our human resource management strategy include Talent Acquisition, learning and development, rewards and retention.

None of our employees are represented by a union.

Talent Acquisition

Our hiring plan is driven by annual budgets, business requirements and also based on business forecasting and business plans for the next few years. Manning and wage bills are tracked on a regular basis through various MIS reports by management. We recruit talent from premier universities, colleges and institutes in India, including the Indian Institutes of Technology, or the IITs, National Institutes of Technology or the NITs (formerly, RECs), and Indian Institutes of Management, or the IIMs. For our offshore facilities located in India, our campus recruiting team visited over 100 campuses in 2010.  Software candidates are put through a series of tests and interviews such as aptitude, technical and language proficiency test followed by technical and behavioral interview as a part of selection process. We have a similar competitive recruitment program in place for our lateral hires. All new hires are inducted into our organization through a structured orientation program, which involves extensive training as well as mentoring.  We believe that we have a strong competitive hiring process in place which is ably supported by a highly skilled global hiring team to attract talent globally.

Our software employees are highly-skilled and have diverse educational backgrounds. As of December 31, 2010, graduate engineers comprised 69.7%, post graduate engineers comprised 4.1%, employees with master’s degrees in computer applications or computer management comprised 12.6% and employees with masters in business administration and equivalent qualifications comprised 3.3% of our software professionals. Employees with other degrees comprised 10.4% of our software professionals.

We believe that we have a balanced mix of experience with approximately 41.7%, 25.7% and 32.7% of our software professionals with work experience of less than 3 years, 3 to 6 years and over 6 years, respectively, as of December 31, 2010.

Learning and Development

As a part of our strategy, we have technical, behavioral and role based training for our employees. These training courses facilitate the trainees to acquire required skills in a short span of time. The courses offered have been designed and developed by a pool of experienced trainers and technical leaders. We also have a transparent evaluation system for tracking performance and identifying potential that results in individual development plans or IDPs that help build capabilities and recognize preferences of our employees. These training programs are customized to suit training requirements of the customers. We also have a rich set of eLearning Programs for self learning as well as blended learning. In addition we also provide Interactive online training through the Internet/Intranet in Virtual Classroom mode. Our training plans are personalized seek to and address both technical and soft-skill requirements. For each software professional, we plan a minimum of 10 working days of training per year. Certain of these programs are listed below:

•                  eMEP (PGCPM) — Post Graduate Certificate Program in Management by IIM Kozhikode, delivered in different cities using the satellite based e-class room facilities.

•                  BITS: This initiative was started in March 2004, where in Patni had a tie up with BITS Pilani for MS Software Engineering  and MS Embedded Systems. Approximately  39 people have obtained a   masters degree through this program

•                  Technology Certifications for Developers

A 4 level certification framework has been defined for developers in various lines of technology. The certification levels are defined as L1 (entry), L2 (intermediate), L3 (advanced) and L4 (expert). Each certification is backed with a comprehensive assessment.

•                  Technology Certifications for Designers

A similar 2-level framework has been rolled out for the technical designers based on inputs from our technical architect community.

•                  New Manager Development Programme

We believe that the challenges faced by a project manager have changed significantly over the last few years,in terms of customer expectations, team dynamics, and service diversity. A comprehensive program covering various areas connected with project management has been designed so that project managers become more effective in their role.

High Performance Organization (“HPO”)

HPO is an integrated initiative focusing on a spectrum of people and business processes aimed at enabling us to become a great place to work. The pivotal points of an HPO are role clarity to all; outcome oriented performance management emphasizing on meritocracy; total rewards and recognition for high performance; talent management; learning and career development based on competencies for distinct career tracks; and organisational growth leading to high employee and customer engagement.

Rewards

In order to address the challenges in attracting the right talent from the market in the context of the recent demand-supply mismatch, we have adopted the total rewards approach which includes a role based organization and a  role based market aligned compensation, policy framework and incentive architecture. We believe that this approach will help us attract and retain the best resources over our competitors. We believe that we have a robust process in place to monitor our compensation against market benchmarks periodically to ensure we are market competitive.

In addition to market aligned annual increases, we have strengthened the variable pay and incentive architecture across levels and geographies to drive our growth agenda and align individual performance to our overall organisation business objectives.  We continue to grant stock options to our senior employees to nurture the spirit of ownership and commitment towards the Company.

Retention

We believe that human resources are the most critical resource, direct revenue contributor and an integral part of any IT business model. At Patni, we are focused on attracting, developing and retaining the best talent in the market. We clearly understand that the best talent comes at a price and we believe that the Total Rewards approach helps us to provide differentiated compensation for critical talent.

The focus of our retention strategy is a whole host of development initiatives and engagement initiatives that endeavor to make Patni a preferred destination for every employee. Our human resources philosophy seeks to provide a comprehensive “Employee Experience” to each of our employees through a high touch engagement, strong focus on recognition programs, skill augmentation, role enhancement, employee-friendly policies & numerous learning opportunities during an employee’s stint in the organization.

While a new employee is inducted into the system through various initiatives like Just Joined, FOUR, Fresh Eyes & E-induction etc, many other forums like Patni Explorer, Knowledge Management, eDude, Leadership Excellence at Patni (LEAP) model, specialized development programs from institutes such as BITS, Pilani & IIM-K facilitate his knowledge quest. Besides, to facilitate communication between management & employees and to resolve their queries and concerns, we have initiatives like e-care, skip-level meets, town hall meetings, etc. We are concerned about the health and well-being of our employees which is reflected through our all-encompassing benefits schemes. In order to take stock of engagement levels of employees, we also conduct regular climate surveys, the recent one being conducted in collaboration with Hewitt. As a part of our recognition strategy, we have initiatives both monetary and non monetary in nature i.e. appreciation boards, valuable contribution awards, spot awards, “Pat on the Back”, Winners Circle to recognize the employee contributions. These initiatives have been very well received and appreciated by employees.

We have been awarded the 16th rank for “Best Employer” survey organized by “DataQuest — IDC” and also received an award for ‘Innovative Retention Strategies’ at the World HRD Congress 2010.

Seasonality

Our IT services business is not affected by seasonality.

Government Regulation

Regulation of our business by the Indian government affects our business in several ways. Currently, we benefit from tax holidays given by the Government of India for the export of IT services from specially designated software technology parks, or STPs and special economic zones, or SEZs, in India. These tax incentives currently include a 10-year holiday from the payment of Indian corporate income tax for the operations of most of our Indian facilities in STPs, and for units in SEZs these benefits include 100% tax exemption for five years from date of commencement of operations and thereafter 50% tax exemption for another 10 years on fulfillment of certain conditions. As a result of this tax incentive, a substantial portion of our pre-tax income has not been subject to significant tax in recent years.

The aggregate benefit of these tax holidays and deductions with respect to our net income was $27.3 million, $27.1 million and $36.6 million  for 2008, 2009 and 2010 respectively. Our current tax holidays for STP units expire in stages by March 31,2011. The tax benefits available for some of our facilities have expired and certain others will expire upon completion of 10 years or March 31, 2011. However, the tax holiday for the export of IT service from our SEZ unit will continue to get tax holiday of 100% of the export profits for a period of five years, 50% of such profits for next five years and 50% of the profits for further period of five years subject to satisfaction of certain capital investments requirements from the date of commencement of operations as described above. Consequently, we expect our effective tax rate to increase significantly.

We are also subject to other government regulations, including those relating to acquisition of foreign securities, raising capital outside India and conversion of our equity shares into ADSs.

Please see “Item 10. Additional Information”, as well as “Item 3. D. Key Information—Risk Factors” for additional information on the effects of governmental regulation of our business.

Intellectual Property

We rely on a combination of copyright, trademark and design laws, confidentiality procedures and contractual provisions to protect our intellectual property, including our brand identity. We currently do not have any patents. We have registered our trademark and service mark “Patni” in the U.S., U.K., Germany, Sweden, Japan, Singapore, Korea, Australia,  Canada, the Netherlands and in Class 9,16 and 42 in India and have applied to register our trademark and/or service mark in China . We also have 32 trademarks registered in India and one other trademark registered in the European Union and in the U.S. We also have 17 trademarks pending for registration in India and one another trademark  pending registration in the U.S. Additionally, we  have 3 registered copyrights in India.

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

4.C. Organizational structure

We have the following direct and indirect subsidiaries as of December 31, 2010, all of which are wholly-owned:

Country of Incorporation
Patni Americas, Inc.	USA
Patni Computer Systems (UK) Limited	UK
Patni Computer Systems GmbH	Germany
Patni Computer Systems Brasil Ltda(1)	Brazil
Patni (Singapore) Pte. Ltd.	Singapore
PCS Computer Systems Mexico, SA de CV	Mexico
Patni Telecom Solutions, Inc.(2)	USA
Patni Telecom Solutions Private Limited(3)	India
Patni Telecom Solutions (UK) Limited(3)	UK
Patni Life Sciences, Inc.(2) (5)	USA
Patni Computer Systems (Czech) s.r.o(4)	Czech Republic
CHCS Services Inc.(2)	USA P
Patni Computer Systems Japan Inc.(6)	Japan
Patni Computer Systems (Suzhou) Co.,Ltd.(6)	China

(1) Dissolved in October 2010

(2) Owned through Patni Americas, Inc.

(3) Wholly-owned subsidiary of Patni Telecom Solutions, Inc.

(4) Wholly -owned subsidiary of Patni Computer Systems (UK) Limited.

(5) Effective October 1, 2010  it has been merged with Patni Americas Inc

(6)  Owned through Patni (Singapore) Pte. Ltd.

Patni Computer Systems Japan Inc. entered into Joint Venture Agreement (49% ownership interest) with J R Kyushu System Solutions Inc. The Joint Venture Company J R Kyushu Patni Systems Inc. has been incorporated on July 1, 2010.

Post completion of the acquisition of our shares by iGATE, we would become a separate operating subsidiary of iGATE Corporation since they will own majority of our shares.

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

Our principal executive offices are located at Mumbai, India. Our North American headquarters are located in Cambridge, Massachusetts These facilities are used primarily for management functions and support functions such as sales, marketing and general administration.

We have state-of-the-art facilities in nine locations in India where our technical staff is located and which serve as our primary delivery centers. We also have imaging centers and distribution centers in the United States and in the United Kingdom for handling the digital processing of documents.

Our locations in India are as follows as at December 31, 2010:

No.	Property	Square Feet	Industry/Technology Practices Covered/Services Provided
1.	Mumbai
	Owned	130,474
	Leased	53,174
	Total Mumbai	183,648	Manufacturing, Financial Services, Other, Product
			Engineering Services
2.	Pune
	Owned	75,477
	Leased	232,473
	Total Pune	307,950	Insurance, Manufacturing, Communications, media and utilities,
			Other, Enterprise Application Systems, Enterprise Systems Development
3.	Gandhi Nagar
	Owned	37,000
	Leased	15,260
	Total Gandhinagar	52,260	Insurance, Other
4.	Chennai
	Owned	148,000	Financial Services, Manufacturing, retail and distribution
5.	Noida
	Owned	460,000	Financial Services, BPO
6.	Hyderabad
	Owned	8,497
	Leased	89,000
	Total Hyderabad	97,497	Communications, media and utilities
7.	Bangalore
	Leased	78,343	Manufacturing, retail and distribution, Product Engineering Services
8.	Thane
	Owned	91,159
	Leased	45,511
	Total Thane	136,670	Insurance, Manufacturing, retail and distribution, Financial Services, Enterprise
			Application Systems
9.	Airoli
	Owned	462,845	Enterprise Application Systems, Product Engineering Services, Financial Services, Others

	Total	1,927,213

We currently have capacity for approximately 18,400 professionals at these facilities. As of December 31, 2010, we had used approximately 75 % of our existing office space in our operations.

We have approximately 150,000 square feet of leased software development facilities in 5 countries outside India.

Most of our global branch offices located outside of India are used for sales  and marketing.

We have 30 sales and marketing offices located in the following locations:

In keeping with our plans for expansion, we have constructed new facilities in India, which includes three knowledge parks in Chennai, Navi Mumbai and Noida. These knowledge parks have state-of-the-art infrastructure with extensive workspace and training facilities and a modular design for ease of segregation of dedicated projects with ability to provide scale and service to clients from one location. Our Noida Knowledge Park was awarded the prestigious LEED Platinum (Leadership in Energy and Environmental Design) rating jointly by the U.S Green Building Council and the Indian Green Building Council for our Green IT-BPO Centre This makes our Knowledge Park the second largest Platinum rated building in the world, and the largest Platinum rated building outside the United States.

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

Construction of the Noida SEZ facility is completed with capacity to accommodate 3,300 Seats and is partially occupied.

As of December 31, 2010, we had spent approximately $101.3 million on the knowledge parks. The estimated amounts (net of advances) remaining to be executed on contracts in relation to capital expenditure for the construction of various facilities, aggregated approximately to $54.5 million as of December 31, 2010 which will be executed over a three year period.. We anticipate that expenditures for our expansion plans will total approximately $10 to $15 million in 2011.

In continuation of our policy to have our own campus operations, we have acquired land in Pune, Hyderabad and Kolkata in addition to our campuses in Mumbai Chennai and Noida. These facilities when fully built are expected to have a seating capacity for approximately 25,000 professionals.

For the Chennai facility, we have entered into a lease dated September 30, 2004 with the State Industrial Promotion Corporation of Tamil Nadu, or SIPCOT. We have acquired 18.75 acres of land near Chennai for a lease term of 99 years to establish a project in connection with software development and support services. According to the terms of the agreement, we require SIPCOT’s prior approval if we intend to assign, sub-let, transfer or part with the interest in the allotted plot and for any change in the composition of our Board of Directors that causes a change in ownership or management. Further, for the Mumbai facility we have entered into license agreements dated February 10, 2005, with the Maharashtra Industrial Development Corporation, or MIDC. We have been granted licenses to construct facilities over 50 acres of land in a phased manner in Navi Mumbai. Our occupation of the land is subject to entering into a lease agreement with a term of 95 years. We have entered into lease agreements for 15 acres and will soon be entering into lease agreements for 35 acres. This land may only be used for activities related to the information technology industry.

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

Our revenues have grown from $ 578.9 million in 2006 to $ 701.7 million in 2010, representing a CAGR of 4.9%. Our net income has grown from $ 59.2 million in 2006 to $ 133.2 million in 2010, representing a CAGR of 22.5%. Our total number of employees was 12,804 as of December 31, 2006 and 17,642 as of December 31, 2010. We have invested in new high-tech facilities, which we refer to as “knowledge parks”, designed for expanding our operations and training our employees. We have 243 sales and marketing personnel supported by dedicated industry specialists in 30 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

Our industry segments comprise of financial services, insurance services, manufacturing, retail and distribution companies, communications, media and utilities and technology practice (comprising product engineering). We evaluate segment performance and allocate resources based on revenue growth. We categorize revenue in relation to segments based on items that are individually identifiable with that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably. Fixed assets used in our business or liabilities contracted have not been identified with any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

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

On January 10, 2011, Pan-Asia iGATE Solutions and iGATE Global Solutions Limited, or the Acquirers, subsidiaries of iGATE, announced, that they had entered into definitive agreements to purchase shares representing in the aggregate 63.0% of our equity capital held by our major shareholders, comprising the Promoter group (Mr. Narendra Patni, Mr. Gajendra Patni and Mr. Ashok Patni) and General Atlantic Mauritius Limited) at a purchase price of Rs.503.5 ($11.3) per share. The proposed acquisition of such shares is subject to regulatory approvals and other closing conditions. Please see Item 8 B “Significant Changes” for more information.

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

As of December 31, 2009, 11,264 of 13,995 total employees were located in India and as of December 31, 2010, 14,326 of 17,642 total employees were located in India. We measure our service efforts that can be billed to clients in units of billed person-months. The number of offshore billed person-months has increased as a percentage of total billed person-months from 72.6% in 2009 to 73.3% in 2010.

To some extent, the onsite/offshore breakdown by billed person-months varies by industry and technology practices as is illustrated in the table below. For example, insurance and communications, media and utilities employ a higher level of onsite personnel than other industry and technology practices. Within our industry and technology practices, our offshore and onsite breakdown by billed person-month is as follows:

	Year ended December 31, 2009			Year ended December 31, 2010
	Onsite Billed Person- months	Offshore Billed Person- months	Total	Onsite Billed Person- months	Offshore Billed Person- months	Total
Financial Services	4,265	11,660	15,925	4,357	10,952	15,309
Insurance	10,582	24,512	35,094	11,732	24,357	36,089
Manufacturing, retail and distribution(1)	8,682	25,457	34,139	9,136	28,572	37,708
Communications, media and utilities(2)	5,095	7,938	13,033	4,256	10,111	14,367
Product Engineering	3,738	16,350	20,088	5,175	21,357	26,532
Total	32,362	85,918	118,280	34,657	95,349	130,006

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

Industry Segments

	Year ended December 31,
	2008	2009	2010
Industry Practice
Insurance	24.7%	29.7%	30.3%
Manufacturing Retail & Distribution(1)	28.9%	29.0%	30.3%
Financial Services	12.8%	12.8%	11.6%
Communications, Media and Utilities(2)	17.9%	13.5%	11.2%
Technology Practice
Product Engineering	15.7%	15.0%	16.6%
Total	100.0%	100.0%	100.0%

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

Revenues by Contract Type

Our revenues are recorded either on a time-and-material, or T&M, basis or a fixed-price basis. The following table shows our revenues by contract type:

	Year ended December 31,
	2008	2009	2010
Time-and-Material	64.0%	59.4%	55.4%
Fixed Price	36.0%	40.6%	44.6%
Total	100.0%	100.0%	100.0%

Our fixed price business has increased from 36.0% in 2008, 40.6% in 2009 to 44.6% in 2010, which is in line with our operating focus as we help clients optimize their cost structures.

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

A large proportion of our revenues from fixed-price contracts are from fixed-price SLAs. A large proportion of our fixed-price SLAs are application maintenance and support projects, as to which work and cost estimates have been fairly predictable. Our revenues from fixed-price SLAs were 22.7%, 29.5% and 32.8% in 2008, 2009 and 2010, respectively.

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

Revenues by Top Customers

As illustrated in the table below, a significant proportion of our revenues are derived from a small number of clients. In recent years, however, we have diversified our client revenues as a result of various initiatives, including our addition of new strategic clients, our focus on additional industry practices, our development of technology practices and our expansion of the range of service lines we offer. In 2010, we had 99 clients, whom generated revenues of $1.0 million or more as compared to 92 in 2009 and 2008 each. We expect that this trend toward greater client diversification will continue.

	Fiscal year ended December 31,
	2008	2009	2010
State Farm Insurance	9.8%	11.9%	10.9%
General Electric	10.7%	10.3%	10.9%
Top 5 Clients	32.7%	36.5%	35.9%
Top 10 Clients	45.6%	49.7%	48.8%

Revenues by New and Existing Customers

Repeat business accounted for 93.0%, 94.0% and 94.6% of our revenues in, 2008, 2009 and 2010. Each customer is treated as a new customer for the quarter in which it first starts business with us and continues to remain as a new customer for the four succeeding quarters. The revenues in any quarter from customers other than new customers are termed as repeat business.

The following table indicates the breakdown of revenues we derive from new customers and existing customers.

	Year ended December 31, 2010
	Existing Customers	New Customers	Total
	($ in millions)
Industry Practice
Insurance	210.2	2.2	212.4
Manufacturing, retail and distribution(1)	201.8	10.6	212.4
Financial Services	72.0	9.5	81.5
Communications, media and utilities(2)	74.8	3.6	78.3
Technology Practice
Product Engineering	105.4	11.7	117.1
Total	$664.1	$37.6	$701.7

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

	Fiscal year ended December 31,
	2008	2009	2010
United States	75.9%	78.9%	79.8%
Europe	15.7%	12.7%	11.4%
India	0.9%	1.0%	2.2%
Japan	3.5%	3.5%	3.1%
Others	4.0%	3.9%	3.5%
Total	100.0%	100.0%	100.0%

Expenses

Cost of Revenues

Cost of revenues represented 68.3%, 64.2% and 65.0% of our revenues in 2008, 2009 and 2010. Our cost of revenues largely consists of costs relating to our software professionals, including salary and other compensation and benefits expenses, travel expenses, immigration expenses, data communications expenses, computer and software expenses and depreciation. Cost of revenues also includes the cost of subcontractors.

The principal component of our cost of revenues is the salary cost of our software professionals. A majority of our software professionals are located in India The majority of our compensation costs relate to salaries of software professionals located in the United States and those other countries where our customers are located, as we charge higher rates and incur higher compensation cost for services rendered in countries where our customers are located We seek to maintain salary levels in accordance with prevailing trends in our industry.

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

The utilization rates of our software professionals also affect our gross profits. We define employee utilization as the proportion of total billed person-months to total available person-months, including employees in training and holiday and vacation time, and excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of software professionals assigned to a project varies according to the size, complexity, duration, and demands of the project. Our utilization rates for the years ended December 31, 2008, 2009 and 2010 were 72.1%, 74.9% and 75.3%. We try to minimize the cost impact of unutilized capacity by ensuring that a majority of our unutilized capacity is attributable to software professionals based in India.

We incur immigration costs due to the onsite component of work performed on projects. We expect immigration expenses to increase due to increases in visa filing costs generally commensurate with our growth and increases in visa filing fees in the United States. We expense costs related to immigration as incurred.

The addition of planned new facilities and physical infrastructure, including our knowledge parks in India, has increased our depreciation expenses. However, that the increased depreciation has been largely offset by reduced rental costs resulting from a shift from existing rental facilities to the new facilities. These new facilities will provide a consolidated location for our existing employees and new employees as we expand our service offerings.

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

Selling, general and administrative expenses represented 18.5% ,18.9% and 19.2% of our revenues in 2008, 2009 and 2010. These expenses comprise an important element of our sales strategy, as we seek to ensure that senior management personnel are based in client locations and continue to invest in developing our sales and marketing presence in key markets. We expect selling, general and administrative expenses to continue at current levels as a proportion of revenues. We continue to invest in sales and marketing and in building brand awareness, leading to a slight increase in sales and marketing expenses as a proportion of revenues. We have started to transfer a larger part of our general and administrative expenses offshore to India as the scale of our operations increases. We expect to achieve improved efficiencies in general and administrative expenses as a result of this transfer and economies of scale resulting from our recent growth. Accordingly, we expect our increased selling expenses to be partially offset by a decrease in our general and administrative expenses.

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

We seek to mitigate the effect of exchange rate fluctuation on our operating results by entering into foreign exchange forward and option contracts. However, these activities do not entirely mitigate the effects of exchange rate fluctuations. We designated certain forward and option contracts as cash flow hedges .We defer changes in fair value of designated cash flow hedges and record them as a component of accumulated other comprehensive income until the hedged transactions occur, at which time we recognize the gain/loss on these cash flow hedges  in our consolidated statements of income. For details on forward and options contracts outstanding as of December 31, 2010 and 2009, see “Item 11.Quantitative and Qualitative Disclosures about Market Risk — Exchange Rate Risk”.

The translation of the rupee, GBP, EURO, AUD, JPY,SGD, MXN, and CNY into U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenues and expense accounts using the exchange rate prevailing on the date of those transactions.

Under the Foreign Exchange Management Act, 1999, or FEMA, as amended, an Indian company is required to take all reasonable steps to realize and repatriate into India all foreign exchange earned by the company outside India, in accordance with the rules specified by the RBI. The FEMA also imposes certain restrictions on capital account transactions by Indian companies. These regulations do not significantly affect our operations at present.

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

	Year ended December 31,
	2008	2009	2010
	($ in millions)
Account Receivables	111.8	109.4	121.8
Unbilled Revenue (UBR)	24.7	14.0	23.3	*
ADSO including UBR (days)	69	69	75

* Excludes the advance received of $10.4 million from one of our customers in August 2010 towards development of software to be delivered by December 2011

The ADSO for the year ended December 31, 2010 is higher at 75 days as compared to 69 days for both years ended December 31, 2009 and 2008 due to higher sales during the last two months of the year 2010 as compared to 2009. The following table presents a profile of our accounts receivable, net of reserves in terms of days for which accounts receivable have been outstanding.

	Year ended December 31,
	2008	2009	2010
	($ in millions)
Period in days
0-90	102.7	104.9	113.9
91-180	6.7	4.2	6.5
More than 180	2.4	0.3	1.4
Total	111.8	109.4	121.8

In 2008, 2009 and 2010, provision of doubtful debts was $ 1.6 million, $ 2.3 million and $0.6 million, respectively.

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

Currently, we benefit from tax holidays given by the Government of India for the export of IT services from specially designated software technology parks, or STPs, and special economic zones, or SEZs, in India. As a result of these tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. The aggregate benefit of these tax holidays and deductions with respect to our net income was $27.3 million, $27.1 million and $36.6 million for 2008, 2009 and 2010, respectively. Our current tax holidays for STP units expire in stages by March 31,2011. The tax benefits available for some of our facilities have expired and certain others will expire upon completion of 10 years or March 31, 2011. However the tax holiday for the export of IT service from our SEZ unit will continue to get tax holiday of  100% of the export profits for a period of five years, 50% of such profits for next five years and 50% of the profits for further period of five years subject to satisfaction of certain capital investments requirement from  the date of commencement of operations as described above. Consequently, we expect our effective tax rate to increase significantly.

In December 2008, we received a demand from the Indian Income Tax Department of approximately Rs 459 million for the Assessment Year (A.Y.) 2003-04 including an interest demand of Rs 259 million ($10.3 million including an interest demand of approximately $5.8 million) and another demand in January 2009 of approximately Rs 1,133 million for the A. Y. 2005-06 including an interest demand of approximately Rs 423 million ($25.3 million  including an interest demand of approximately $9.5 million). These demands concerned the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961(‘Act’) as per earlier assessments. Subsequently, in June 2010, we filed further a extension for stay of demand.

As per the stay of demand order, till December 2010, we have paid the sum of Rs. 66 million ($1.5 million) for the Assessment Year 2003-04 and Rs.239 million ($5.3 million) for the A. Y. 2005-06 in respect of the matters under appeal. Our Management considers these demands against us, as not tenable and therefore no provision for this tax contingency has been established.

The Indian Income Tax Department had earlier rejected our claim under section 10A of the Act and raised a demand  of approximately Rs. 630 million ($14.1 million including an interest demand of approximately $4.2 million) for A.Y. 2004-05 and Rs. 262 million ($ 5.9 million including an interest demand of approximately $ 3.1 million) for A.Y. 2002-03 in December 2006 and December 2007, respectively. However on appeal, in 2008 the Commissioner of Income Tax (Appeal) (CIT)  had allowed the claim in favour of us under section 10A of the Act. The Indian Income tax department has appealed against the CIT (Appeal’s) orders in respect of assessment year

2002-03 and 2004-05 in the Indian Income Tax Appellate Tribunal. Our Management considers these demands against us, as not tenable and therefore no provision for this tax contingency has been established.

In November 2010, we received a demand order for A.Y.2006-07 for a sum of Rs.1,262 million including an interest demand of Rs.442 million ($28.2 million including an interest demand approximately $9.9 million) disallowing tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a Transfer Pricing Adjustment for our BPO operations. We have filed the appeal before the Indian Income Tax Appellate Tribunal and also filed an appeal for the stay of demand with the tax department. Our Management considers these disallowances as not tenable against us, and therefore no provision for this tax contingency has been established.

In December 2010, the Indian Income Tax Department issued a draft assessment order for A.Y.2007-08 disallowing tax benefits under Section 10A of the Act as per the the earlier assessments, as well as making a Transfer Pricing Adjustment for delayed recoveries from Associate’s Enterprises. We have filed the objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the Income Tax Act, 1961. Our Management considers these disallowances as not tenable against us, and therefore no provision for this tax contingency has been established.

The provisions of the Indian Income Tax Act, 1961 are amended on an annual basis by enactment of the Finance Act. The Finance Act, 2010 has changed the effective tax rate to 33.22%. The Finance Act, 2010 has not changed the short term Capital Gain tax of 15%, and has increased Minimum Alternative Tax (MAT) from 16.995 % to 19.93% (including surcharge and education cess). In addition, we may also be subject to changes in taxation resulting from the actions of applicable income tax authorities in India or from Indian tax laws that may be enacted in the future. For example, we may incur increased tax liability as a result of a determination by applicable income tax authorities that the transfer price applied to transactions involving our subsidiaries and  the Company was not appropriate.

Any increases in our effective tax rate, as a result of the expiration of  tax benefits we currently enjoy, changes in applicable tax laws or the actions of applicable income tax or other regulatory authorities could materially reduce our profitability.

In 2009, we received a favorable order from the Income Tax Appellate Tribunal allowing the set off of losses of 10A units against Business Income. Based on this the Company has reversed the tax provisions amounting to $ 2.5 million relating to the above matter for all years up to tax fiscal year ended March 31, 2006.

In 2008, The US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni Americas Inc. and for the years ended March 31, 2003, 2004 and 2005 of our US branch and in 2009, completed its assessment of tax returns for the years ended 2005 and 2006 of Patni Americas Inc.

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

	December 31, 2008	December 31, 2009	December 31, 2010
	Amount in $
Reduction of accrual for payroll taxes(1)	(2,769,567)	(1,157,726)	—
Reduction in interest expense(2)	(6,497,329)	(1,616,046)	—
Increase in interest expense	560,507	—	—
Reduction in other expense(3)	(1,092,687)	(231,545)	—
Reduction in income taxes - current	(12,496,744)	(9,423,496)	—
Increase in income taxes - deferred	4,112,604	1,109,509	—
	(18,183,216)	(11,319,304)	—

(1) Included under cost of revenues

(2) Included under Interest expense  reversed

(3) Included under other income/expense

During the year ended December 31, 2010, the statute of limitation period applicable to tax return of our US branch, for the year ended March 31, 2007, expired as on December 15, 2010 i.e on expiry of 3 years from the date of filing, which was December 15, 2007. We have therefore reversed the tax exposure reserves for taxes and interest amounting to $6.3 million and $1.1 million respectively, pertaining to US branch for the year ended March 2007. Also in the year ended December 31, 2009, the statute of limitation period applicable to tax return of our US branch, for the year ended March 31, 2006, expired as on December 15, 2009 i.e on expiry of 3 years from the date of filing, which was December 15, 2006. We have therefore reversed the tax exposure reserves for taxes and interest amounting to $7.2 million and $1.2 million respectively, pertaining to US Branch for the year ended March 31, 2006.

Taratec Acquisition

On July 23, 2007, we acquired a 100% equity interest in Taratec which has been named as Patni Life Sciences Inc. Taratec is a leading consulting company in the life sciences industry providing integrated business, information technology, and regulatory compliance products and services. We paid an initial purchase price of approximately $15.7 million, including expenses, of which $8.3 million has been accounted for as goodwill and $1.7 million has been accounted for as customer related intangibles. The terms of the purchase also provide for payment of contingent consideration to all of the selling shareholders, payable over a three year period ending on June 30, 2010, and calculated based on the achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed $13.2 million.

Further, as a part of the acquisition, we initiated an incentive plan linked to revenues and margins, for certain specific employees of Taratec and Patni. The incentive payments under this plan will not exceed $3.5 million through June 2010. Since, the incentive payments are linked to continuing employment; the payments under the plan are recognized as compensation for post acquisition services. Based on assessment of the revenue and margin targets achieved through the contractual year ended July 31 2008, July 31, 2009 and July 31, 2010, the management has concluded that no contingent consideration is required to be paid.

Logan Orviss Acquisition

On July 2, 2007, we acquired the business and assets of Logan Orviss, an European telecommunications consulting services company. We paid an initial purchase price of approximately $8.6 million, including expenses, of which $6.5 million has been accounted for as goodwill and $2.1million has been accounted for as customer related intangibles. Further, as a part of the business acquisition, we initiated an incentive plan linked to revenues for certain specific employees. We estimated that incentive payments under this plan will not exceed $13.1 million until June 2010. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognized as compensation costs for post acquisition services. Based on the assessment of the  revenue targets achieved for the contractual year ended June 30, 2008, June 30, 2009 and June 30, 2010 an amount of $0.1 million, $0.1 million and $Nil, respectively has been accrued as selling, general and administrative expenses.

CHCS Services Acquistion

On June 9, 2010, we acquired 100% equity interest in CHCS from one of our insurance customers.  CHCS is a Third Party Administrator (“TPA”) providing services to insurance companies. The primary purpose for the acquisition is to enter into a new line of business as a TPA in the insurance and healthcare sector, which will enhance our existing BPO capabilities to deliver end-to-end platform based solution and TPA services to insurance providers’ back office transactions. With this acquisition, we have created a new hub in Pensacola, Florida. As part of the acquisition, we obtained an assembled and trained work force of  250 employees. A considerable expenditure for recruiting, selecting and training would be required to replace these employees with individuals of comparable skills and expertise. The terms of the Stock Purchase Agreement provided for payment of cash consideration of $6.0 million and an amount equal to the working capital to the selling shareholders. Acquisition-related expenses incurred by us amounted to $0.6 million which  we have recorded under selling, general and administrative expenses. This transaction has been accounted using the acquisition method of accounting. The purchase price of $7.3 million has been allocated to the acquired assets and assumed liabilities based on management’s estimates and independent valuation.

Investment in Equity Affiliate

In June 2010, our subsidiary Patni Computer Systems Japan Inc. entered into Joint Venture Agreement (49% ownership interest) with J R Kyushu System Solutions Inc. The Joint Venture Company J R Kyushu Patni Systems Inc. was incorporated on July 1, 2010. This JV is aimed at providing high quality, cost effective IT and product engineering services to the Japanese enterprise market. We have invested $0.6 miliion (JPY 49.0 million) and its equity in losses for the year ended December 31, 2010 was $ 0.1 million.

Purchased Intellectual Property

In 2007,we acquired from one of our major customers, the worldwide rights for a software proprietary intellectual property rights, or the  IPR. The IPR enables communication service providers to offer customer management, retail point-of-sale and billing services for a variety of products and services. The cost of acquisition of the IPR amounting to $ 20.3 million (GBP 10 million) has been capitalized as an intangible asset and is being amortized over a period of ten years. We use this intellectual property for the purposes of software licensing, provision of reusable IP-led IT services, managed services and provision of hosted or software-as-a-service solutions. A royalty of 5% is payable to the seller on such sales.

An impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). If the carrying value exceeds the expected undiscounted cash flows of the asset, then the impairment loss to be recognized is the amount by which the carrying value of the asset exceeds the fair value of the asset.

During 2009, due to adverse market conditions, we reviewed the recoverability of the carrying amount of the IPR. Based on the results of the recoverability test, the sum of the undiscounted cash flows of IPR expected to result from its use exceeded the carrying amount as at December 31, 2009. These undiscounted future cash flows were revised from previous periods to reflect current prevailing economic conditions. We concluded that as the undiscounted cash flows expected to be received from the continuing use of IPR exceeded its carrying value a comparison of the carrying value of the asset to its fair value was not required.

We routinely carry out a validation of useful life of the asset. The remaining useful life of the asset is approximately 7 years and we continue to amortize the carrying cost based on a 10 year amortization schedule. We also have plans to use the IPR for cross vertical and horizontal services. As of and during the year ended December 31, 2010, there were no significant adverse events or changes in circumstance that indicated that the carrying amount of the IPR is not recoverable as we achieved the projected cashflow for 2010. Accordingly, we have not performed a detailed evaluation of recoverability of this IPR during 2010.

In June 2010, we acquired from one of our customers, existing software Intellectual Property Rights (“IPR”) which are used for education sector management in UK and Ireland. The cost of acquisition of the IPR and marketing rights amounted to $12.0 million which has been capitalized as an intangible asset and is being amortized over a period of seven years. We also intend to increase the revenue from the IPR software by the sale of licenses in certain geographies along with significant use in horizontals other than the education learning domain.

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

Phase I of the Navi Mumbai facility, with a capacity of 4,300 seats, is complete and occupied. Phase I of the Chennai facility, with a capacity of 1,200 seats, is complete and partially occupied. Construction of the Noida SEZ  facility  with capacity to accommodate 3,300 seats is completed and is partially occupied. The Navi Mumbai, Chennai and Noida facilities are expected to accommodate up to 14,000,10,000 and 3,300 engineers, respectively, when  fully completed.

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

Results of Operations

The following table sets forth certain financial information as a percentage of revenues, calculated from our consolidated financial statements:

	Year ended December 31,
	2008	2009	2010
Revenues	100.0%	100.0%	100.0%
Cost of revenues	68.3%	64.2%	65.0%
Gross profit	31.7%	35.8%	35.0%
Selling, general and administrative expenses	18.5%	18.9%	19.2%
Foreign exchange (gain)/loss, net	2.5%	1.5%	(3.1)%
Operating income	10.7%	15.4%	18.9%
Interest and dividend income	1.8%	1.7%	1.9%
Interest expense	(0.2)%	(0.2)%	(0.2)%
Interest expense reversed	0.9%	0.4%	0.2%
Gain on sale of investments, net	1.3%	1.4%	0.8%
Equity in losses of affiliate	—	—	(0.02)%
Other income (expense), net	0.3%	0.3%	0.1%
Income before income taxes	14.8%	19.0%	21.7%
Income taxes	0.7%	0.7%	2.8%
Net income	14.1%	18.3%	18.9%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

Our revenues were $ 701.7 million in 2010, representing an increase of 7.0% from  revenues of $ 655.9 million in 2009 which was mainly on account of overall volume increase of 6.8 % and foreign exchange impact of 0.2%. Revenues from existing customers contributed $664.1 million and new customers contributed $ 37.6 million to our revenues. This represented an increase of  7.8%  in revenues from existing customers and decrease of  5.3% in revenues from new customers compared  to 2009. The increase in revenues from our existing operations was attributable to an increase of 9.9% in the total billed person-months from work performed at both our offshore and onsite locations. Onsite work measured in billed-person months increased by 7.1 % in 2010 as compared to 2009, while offshore work increased 11.0% over the same period. Our active client base is at 297 as of December 31, 2010 as compared to 272 as of December 31, 2009. In addition, the total number of clients that individually accounted for over $1.0 million in annual revenues increased to 99 as of December 31, 2010 as compared to 92 as of December 31, 2009.

.  T&M projects accounted for 55.4% of our revenues in 2010 as compared to 59.4% in 2009 and 72.0% of our new business was billed on a T&M basis in 2010. During 2010, in dollar terms our revenues from T&M projects decreased by 0.2% over revenues in 2009, while revenues from fixed price contracts increased by 17.5% over the same period

Our client concentration, as measured by the proportion of revenue generated from our top ten clients, decreased to 48.8% in 2010 from 49.7% in 2009.  Our largest client contributed 10.9% and 11.9% of our revenues in  2010 and 2009 respectively.

During 2010, clients in the insurance, manufacturing, retail and distribution, financial services and product engineering services industries continued to contribute a large proportion of our revenues. Revenues from clients in these industries contributed 30.3%, 30.3%, 11.6% and 16.6% to overall revenues respectively in 2010 as compared to 29.7%, 29.0%, 12.8% and 15.0% respectively in 2009.  Our clients in the communications, media and utilities industry contributed to 11.2% of our revenues in 2010 as compared to 13.5% in 2009.

During 2010, we continued to derive a significant proportion of our revenues from clients located in the United States. In 2010 and 2009, we derived 79.8% and 78.9% of our revenues from clients located in the United States.

Cost of revenues

Our cost of revenues was $ 455.9 million in 2010, representing an increase of 8.2% from $ 421.3 million in 2009. Cost of revenues represented 65.0% and 64.2% of our revenues in 2010 and 2009. Out of the increase of  $ 34.6 million in cost of revenues, $24.7 million was attributable to salary expenses and  the remaining increase was mainly due to employee and other costs pertaining to the acquisition of CHCS in 2010. The salary increase is mainly on account of net increase in headcount offshore and negative impact of rupee appreciation on offshore salaries. The average exchange rate for 2010 was Rs.45.65 per U.S. dollar as compared to average exchange rate of Rs.48.33 per U.S. dollar in 2009 resulting in a rupee appreciation of 5.6% which had a negative impact in increasing the cost of  revenues in 2010 as compared to 2009 as 38.8% of our cost of revenues is incurred in Indian rupees.

Gross profit

Our gross profit for 2010 was $245.8 million, representing an increase of 4.8% from $234.6 million in 2009. Gross profit as a percentage of our revenues decreased to 35.0% in 2010 from 35.8% in 2009.The increase in gross profit is attributed to various factors including a revenue increase, operating efficiencies in terms of various measures such as utilization and a reduction in operating and discretionary expenses. The gross profit as a percentage of revenue reduced from 35.8% in 2009 to 35.0% in 2010 mainly on account of rupee appreciation of 5.6% which had a negative impact on gross profit in 2010 as compared to rupee depreciation of  11.4%  in 2009 which had a  positive impact on gross profit.

Selling, general and administrative expenses

During 2010, our selling, general and administrative expenses were $134.7 million, representing an increase of 7.8% from $122.0 million in 2009 and our selling, general and administrative expenses as a percentage of our revenues increased to 19.2% in 2010 from 18.9% in 2009.

During 2010, our sales and marketing expenses were $ 61.7 million, representing an increase of 14.7% from $53.8 million in 2009. Personnel costs increased in 2010 by $ 3.9 million due to the addition to sales and marketing personnel mainly in U.S. Our other selling and marketing costs mainly comprise of foreign travel and advertising expenses which increased by $ 2.9 million.

Our general and administrative expenses were $73.0 million in 2010, representing a increase of 3.4% from $70.5 million in 2009. Personnel costs increased in 2010 by $2.6 million due to increase in employee stock compensation expense. Other general and administrative charges mainly comprising of professional fees increased by $ 2.2 million due to legal fees on account of acquisition of CHCS and also due to professional fees incurred in connection with human resource initiatives.

Foreign exchange gain/loss

In 2010, we had a foreign exchange gain of $ 22.0 million as against a loss of $ 9.7 million in 2009. The year-end exchange rate in rupees per U.S dollar for 2010 was Rs. 44.8 as compared to Rs.46.4 in 2009 resulting in a 3.4% appreciation during the year — end  in percentage terms. The average realization rate for rupee per US dollar for 2010 was Rs.48.1. as compared to Rs.46.2 for 2009. Revaluation of foreign exchange exposures mainly mark-to-market of foreign exchange contracts and revaluation of debtors result in a net foreign exchange gain for the year.

Operating income

As a percentage of revenues, operating income increased to 18.9% in 2010 from 15.4%% in 2009. Our operating income was $ 133.0 million in 2010, representing an increase of 32.2% from $ 100.6 million in 2009 which is mainly due to foreign exchange gain of $22.0 million in 2010 as compared to a foreign exchange loss of $9.7 million in 2009, increase in revenues, other operating efficiency measures such as utilization, reduction in operating and discretionary expenses.. In 2010, as per our practice, we have finalized the incentive payable to our employees for fiscal year December 31, 2009 based on completion of employee appraisal including final determination of key operating parameters applicable to our employee and business and accordingly we have reversed incentive accrual amounting to $10.7 million as compared to $5.0 million in 2009 for the fiscal year December 31, 2008. The exchange rate between the rupee and dollar has fluctuated substantially in recent years and may continue to do so in future. We are unable to predict the impact that future fluctuations may have on our operating margins.

Other income / (expense)

Other income / (expense), reflects interest and dividend income, interest expense, interest expense reversed, net gain on sale of investments and other income or expense, net. In 2010, our gain on sale of investments was $5.6 million as compared to $9.5 million in 2009. In 2010, our interest and dividend income were $13.4 million as compared to $11.2 million in 2009. In 2010 we had an interest expense reversal of $1.1 million on account of expiry of statute of limitation for year ending March 2007 with regard to US Branch tax positions and in 2009 we had  an  interest reversal of $2.8 million as a result of the completion of assessment by the IRS for years 2005 and 2006 with regard to Patni Americas Inc. amounting to $1.6 million and $1.2 million on account of expiry of the statute of limitation for year ending March 2006 with regard to US branch tax position. Our other income (expense), net was $0.6 million in 2010, as compared to $ 1.9 million in 2009 resulting in a decrease of $1.3 million.

Income taxes

We have made a tax provision of $19.3 million for 2010 which included a reversal of $ 6.3 million on account of expiry of the statute of limitations with regard to year ended March 2007 of our US branch tax positions. In 2009 we made a tax provision of $ 4.7 million for income taxes in the year 2009 which included, a reversal of $8.3 million on account of completion of IRS assessment with regard to Patni Americas Inc. for years 2005 and 2006, reversal of $7.0 million on account of expiry of statute of limitation with regard to year ended March 2006 of our US branch tax positions and also included a  reversal of $2.5 million on account of favourable order received by us from  Indian Income tax Appellate Tribunal allowing a set off  losses under Section 10A of the Indian Income Tax Act against the taxable business income . (See “Item 5.A Operating Results -Taxes”). Our normalized effective tax rate (excluding tax reversals) was 16.9% in 2010 as compared to 18.8% for the year 2009.

Net income

Our net income was $133.2 million in 2010, representing an increase of 11.2% from $ 119.8 million in 2009. As a percentage of our revenues, net income increased to 18.9% in 2010 from 18.3%  in 2009. The increase in the net income is mainly due to the reasons explained above.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

Our revenues were $ 655.9 million in 2009, representing a decrease of 8.8% from revenues of $ 718.9 million in 2008 which was mainly on account of an overall volume decline of 4.6%, a pricing decline of 2.2 % and a foreign exchange impact of 1.8%. Revenues from existing customers contributed $ 616.3 million and new customers contributed $ 39.6 million to our revenues. This represented a decrease of 8.1% in revenues from existing customers and decrease of 17.6% in revenues from new customers compared to 2008. The reduction in revenues from our existing operations was attributable to a decrease of 1.6 % in the total billed person-months from work performed at both our offshore and onsite locations. Onsite work measured in billed-person months decreased by 6.6 % in 2009 compared to 2008, while offshore work increased 0.4% over the same period. Our active client base is at 272 as of December 31, 2009 as compared to 331 as of December 31, 2008. In addition, the total number of clients that individually accounted for over $ 1.0 million in annual revenues continued to be 92 as of December 31, 2009 and as of December 31, 2008.

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

Cost of revenues

Our cost of revenues was $ 421.3 million in 2009, representing a decrease of 14.2% from $ 491.3 million in 2008. Cost of revenues represented 64.2% and 68.3% of our revenues in 2009 and 2008. Out of the net decrease of $ 69.9 million in cost of revenues, $ 32.5 million was attributable to salary expenses and the remaining decrease was mainly due to a $19.9 million decrease in subcontractor costs. The salary decrease is mainly on account of reduction in headcount onsite and positive impact of rupee depreciation on offshore salaries.The average exchange rate for 2008 was Rs.43.39 as compared to average exchange rate of Rs.48.33 in 2009 resulting in a rupee depreciation of 11.4% which had a positive impact in reducing the cost of revenues in 2009 as compared to 2008 as 40.9% of our cost of revenues is incurred in Indian rupees.

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

Foreign exchange gain/loss

In 2009, we had a foreign exchange loss of $ 9.7 million as compared to a loss of $ 18.4 million in 2008. The year-end exchange rate in rupees per U.S dollar for 2009 was Rs .46.4 as compared to Rs.48.58 in 2008 resulting in a 4.5% appreciation during the year - end in percentage terms. The average realization rate for rupee per US dollar for 2009 was Rs.46.2 as against Rs.42.3 for 2008. Also in 2008 we had a revaluation loss on tax liability amounting to $4.0 million as compared to gain of $1.8 million in 2009. This was mainly on account rupee appreciation in 2009 from Rs.48.58 as of December 31, 2008 to Rs.46.40 as of December 31,2009 as compared to rupee depreciation from Rs.39.41 as of December 31, 2007 to Rs.48.58 as of December 31, 2008.  Our dollar-denominated receivables continued to be hedged. Revaluation of foreign exchange exposures, mainly mark-to-market of foreign exchange contracts, and revaluation of debtors result in a net foreign exchange loss.

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

Income taxes

We made a tax provision of $ 4.7 million for income taxes in the year 2009 which included, a reversal of $8.3 million on account of completion of an IRS assessment with regard to Patni Americas Inc. for years 2005 and 2006, reversal of $7.0 million on account of the expiry of statute of limitation with regard to year ended March 2006 of our US branch and also included a  reversal of $2.5 million on account of favourable order received by us from  Indian Income tax Appellate Tribunal allowing a set off of section 10A losses against the taxable business income . (See “Item 5.A Operating Results -Taxes”). In 2008 we made a provision of $5.2 million which included a reversal of $8.4 million on account of completion of assessment by IRS for yearend 2003, 2004 for Patni Americas Inc and for year ended March 2003, 2004 and 2005 of our US branch. Hence our reported tax rate for the year 2009 was 3.8% as against 4.9% for the year 2008. Our normalized effective tax rate (excluding tax reversals) was 18.8% as compared to 14.0%. for the year 2008, which was  mainly due to the expiry of income tax benefit for some of our STPI units in India.

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

As of December 31, 2010, we had $78.7 million in cash and cash equivalents, $ 68.7 million invested in units of liquid mutual funds, $ 157.0 million  invested in units of mutual fund (fixed maturity plans) and $ 54.8 million invested in other investments. As of December 31, 2009, we had $ 63.4 million in cash and cash equivalents, $ 357.2 million invested in units of liquid mutual funds, $ 8.0 million  invested in units of mutual fund (fixed maturity plans) and $ 10.7 million invested in other investments. As of December 31, 2010 and 2009, we have not incurred any exit fees on investments in mutual fund units of fixed maturity plans. The investments portfolio mainly consists of investment in various debt mutual funds and certificate of deposits with banks in India.

Our working capital (comprising current assets excluding cash and cash equivalents and investments less current liabilities) as at December 31, 2010 and at December 31, 2009 was $ 98.8 million and $ 53.4 million, respectively. We believe that our working capital is sufficient to meet our present business and operational requirements. We had no outstanding bank borrowings or long-term debt as of such date other than capital lease obligations. Net cash provided by operating activities was $136.6 million, $137.0 million and $ 149.3 million in the years ended December 31, 2010, 2009 and 2008, respectively. The adjustments for the year ended December 31, 2010, to reconcile the $ 133.2 million net income to net cash provided by operating activities, consisted primarily of depreciation and amortization of intangible expense of $ 28.4 million, deferred tax credit of $ 14.9 million, gain from sale of investments of $ 5.6 million and compensation cost related to employee stock option of $8.6 million. The adjustments for the year ended December 31, 2009, to reconcile the $ 119.8 million net income to net cash provided by operating activities, consisted primarily of depreciation and amortization of intangible expense of $ 26.2 million and deferred tax credit of $ 8.9 million and gain from sale of investments of $ 9.5 million. The adjustments for the year ended December 31, 2008, to reconcile the $ 101.0 million net income to net cash provided by operating activities, consisted primarily of depreciation and amortization of intangible expense of $ 27.7 million and deferred tax credit of $ 9.2 million and gain from sale of investments of $ 9.7 million.  The increase in depreciation was due to an increase in investment in property, plant and equipment to develop and expand our existing as well as new facilities and increase in amortization expense is due to the new IPR purchased during the year. The net asset base was $136.2 million, $147.6 million and $ 150.9 million in the years ended December 31, 2010, 2009 and 2008, respectively. Provision for bad debts was $0.6 million, $ 2.3 million and $ 1.6 million for the year ended December 31, 2010, 2009 and 2008, respectively.

Adjusted days of sales outstanding was 75 days as of December 31, 2010  as compared to 69 days for the year ended December 31, 2009 and 2008, respectively.  Net accounts receivable and unbilled revenue increased by $19.5 million in 2010 as against decrease of $15.0 million and $6.7 million for the year ended December 31, 2009 and December 31, 2008, respectively.

Current assets and other assets increased by $8.5 million and $4.6 million during the year ended December 31, 2010 and December 31, 2009, respectively and decreased by $ 19.3 million for the year ended December 31, 2008. Cash outflows for the year ended December 31, 2010 is mainly due to $1.5 million on account of deposit with tax authorities and $1.5 million due to derivative contracts. Cash outflows for the year ended December 31, 2009 were mainly on account of payment of $ 5.3 million in respect of deposit with tax authorities, and $ 2.3 million on account of derivative contracts. Cash inflows for the year ended December 31, 2008 were mainly on account of refund of $ 6.8 million in respect of deposit with tax authorities, and $ 13.2 million on account of settlement of derivative contracts..

Accounts payable and accrued expenses, net increased by $1.9 million and $8.5 million for the year ended December 31, 2010 and December 31, 2008 respectively and decreased by $1.3 million for the year ended December 31, 2009. The net increase in 2010, is on account of decrease of $0.3 million in trade accounts payable and increase of $2.2 million in accrued expenses. The increase in accrued expenses of $2.2 million is mainly on account of increase in $2.3 million relating to sub-contractor cost, $0.9 million relating to Data link charges, $0.9 million relating to travel related expense which is offset to some extent by reduction in accruals pertaining to employee related expense of $1.9 million.

Our billings in excess of costs and estimated earnings on uncompleted contracts, which represent billings in excess of revenues that are recognized, increased by $12.0 million and $ 3.1 million in the year ended December 31, 2010 and December 31, 2008, respectively and decreased by $0.5 million in the year ended December 31, 2009.

Taxes paid were $ 17.0 million, $23.3 million and $31.5 million as against a tax provision of $ 14.4 million, $13.6 million and $34.2 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Other current liabilities and other liabilities decreased by $1.0 million and $5.3 million during the year ended December 31, 2010 and 2009 respectively. The decrease  in the year ended December 31, 2010 resulted from decrease in provision for volume discounts and warranty cost of $2.2 million and  increase in provision for pension of $0.6 million. The decrease in the year ended December 31, 2009 resulted from decrease of $ 6.3 million in derivative liabilities and accrual vacation by $2.3 million, while increase in provision for volume discounts by $4.9 million. Other current liabilities and other liabilities increased by $ 4.8 million during the year ended December 31, 2008.  The increase in the year ended December 31, 2008 resulted from increase of $ 7.0 million in derivative liabilities, $ 2.8 million increase in leave encashment provision, $ 1.9 million increase in sales discounts,$ 2.6 million increase in statutory liabilities for tax deducted at source on payroll and Value Added Tax (VAT) payments,  $ 1.4 million increase in provision for pension and reduction of $ 11.2 million in other liabilities on account of reversal of payroll and related taxes, interest and penalty due to completion of assessment by the IRS for years 2003 and 2004.

Net cash provided by investing activities was $ 86.6 million for the year ended December 31, 2010, as against Net cash used in investing activities of $ 132.7 million for 2009 and $ 35.5 million for 2008. Net cash used in the acquisition of property, plant and equipment for the years ended December 31, 2010, 2009 and 2008 was $11.6 million, $19.0 million and  $ 43.4 million, respectively on account of the purchases of new facilities and expansion of our existing facilities. Net sale of investment securities amounted to $117.8 million and $4.0 million for the year ended December 31, 2010 and December 31, 2008 respectively as against net purchase of investment securities of $114.0 million for the year ended December 31, 2009. Net Cash used in investing activities for the year ended December 31, 2010 includes $7.2 million for acquisition of CHCS. and $12.4 million for acquisition of technology related intangibles from one of our customer.

Net cash used in financing activities was $205.6 million, $3.1 million and $ 64.6 million for the years ended December 31, 2010, 2009 and 2008, respectively. We paid $ 9.9 million as dividends, including dividend tax, on our equity shares in the year ended December 31, 2010. We also paid $206.5 million as special interim dividend of Rs 63.0 per share ($1.34 per share) in August 2010, including dividend tax, on our equity shares in the year ended December 31, 2010. We received proceeds of $ 9.7 million from our employee stock option plan during the year ended December 31, 2010. We paid $ 9.3 million as dividends, including dividend tax, on our equity shares in the year ended December 31, 2009. We received proceeds of $ 5.5 million from our employee stock option plan during the year ended December 31, 2009. We spent $ 53.1 million on purchase of common stock and paid $ 11.4 million as dividends, including dividend tax, on our equity shares in the year ended December 31, 2008. We received proceeds of $ 0.2 million from our employee stock option plan during the year ended December 31, 2008.

We anticipate capital expenditures of between approximately $ 10 million to $ 15 million in 2011, principally to finance the construction of our new knowledge park facilities in Pune, Phase II of Navi Mumbai, Chennai and other facilities and physical infrastructure in India. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated approximately to $ 54.5 million at December 31, 2010 to be spent over a three year period. See ‘‘Item 4.D. Information on the Company—Property, plant and equipment.’’ We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and, accordingly, may require additional financing to meet our requirements. We believe that a sustained reduction in IT spending, a longer sales cycle or an economic downturn in any of the various industry segments in which we operate, or a combination of these events, could result in a decline in our revenues and adversely affect our liquidity and capital resources.

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

Accounting Estimates

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We primarily make estimates related to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, our future obligations under employee retirement and benefit plans including incentives, useful lives of property, plant and equipment and intangible assets, estimate of future cash flows used in assessing for impairment of assets, deferred tax assets and liabilities and provisions for contingencies and litigation.

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

Business Combinations, Goodwill and Intangible Assets

We account for business combinations using the acquisition method of accounting for all business combinations. Intangible assets acquired in a business combination are recognized and reported separately from goodwill. Accounting for contingent consideration based on earnings or other performance measures is a matter of judgment that depends on the relevant facts and circumstances. If the substance of the contingent consideration is to provide compensation for services, use of property, or profit sharing, we account for the additional consideration as an expense of the appropriate period. Otherwise, the additional consideration paid is recorded as an additional cost of the acquired business.

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

We amortize intangible assets over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period or a straight line method as appropriate. Intangible assets comprise customer, technology, intellectual property rights and marketing related intangible assets and are being amortized over a period of 3-10 years. Our estimates of the useful lives of identified intangible assets are based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

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

We perform our annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. Based on the results of its annual impairment tests, we determined that no impairment of goodwill existed as the fair value of reporting unit comprising of goodwill substantially exceeds the carrying value as of December 31, 2010 and December 31, 2009.

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

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in results of operations in the period that includes the enactment date. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of income.

Our deferred tax liabilities mainly arise from taxable basis differences in intangible assets, undistributed earnings of branch, property, plant and equipment, gain in available for sale securities and costs and estimated earnings in excess of billings on completed contracts. Our deferred tax assets comprise assets arising from our minimum alternate tax credit entitlement, accrued expenses, provisions for doubtful accounts receivable and long term capital losses. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences as of December 31, 2010 in the future. The ultimate amount of deferred tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate, or future changes in operating results.

To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. The net change in valuation allowance in 2010 was mainly on account of the creation of a valuation allowance against deferred tax assets recorded on business loss carry forwards for subsidiaries in the UK, Mexico, Singapore and Japan amounting to $ 1.6 million, $0.4 million, $0.6 million, and $0.2 million, respectively. We have also set up a valuation allowance on deferred tax assets of our subsidiary in India amounting to $1.8 million primarily comprising MAT credit entitlement. Additionally, we have set up a valuation allowance on deferred tax assets recorded on long term capital loss arising on investment in available for sale securities amounting to $2.1 million.

From January 1, 2007, we recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs

Tax exposures can involve complex issues and may require an extended period to resolve. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the tax benefit on interest provision relating to uncertain tax positions.

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

Prior to the adoption of fair value accounting, we were required to record benefits associated with the tax deductions in excess of recognized compensation cost as an operating cash flow. However ASC-718 requires that such benefits be recorded as a financing cash inflow.

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

During the year ended December 31, 2010, there were no gains or losses on derivative transactions or portions thereof that were either ineffective as hedges, or associated with an underlying exposure that did not occur.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Recently Adopted and Issued Accounting Pronouncements under U.S.GAAP

Please refer note 2.40 to 2.49 to our consolidated financial statements for the full description of the recent accounting pronouncements, including the respective dates of adoption and the effects on our results of operations and our financial condition.

5.C. Research and development, patents and licenses, etc.

Research and development expenditures for the years ended December 31, 2008, 2009 and 2010 were $1.7 million, $1.2 million and $1.0 million, respectively. For a description of our research and development initiatives, see “Item 4.B. Information on the Company—Business Overview - Innovation.”

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

5.F. Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations and commercial commitments to make future payments as of December 31, 2010. The following table excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in the normal course of operations.

	Payments due as of December 31, 2010
	Total	Within 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Capital (Finance) Leases	$0.2	$0.1	$0.1	$0.0	—
Operating Leases	$14.3	$4.3	$8.0	$1.9	$0.0
Capital Commitment	$54.5	$9.6	$44.9	—	—
Other liabilities (1)	$6.5		$6.5	—	—
Total Contractual Obligations	$75.5	$14.0	$59.5	$1.9	$0.0

(1)  Liabilities in the balance sheet include $ 13.6 million in respect of employee benefit obligation and $28.1 million towards uncertain tax position. For these amounts the extent of the amount and timing of payment/settlement is not reliably estimatable or determinable at present and accordingly have not been disclosed above.

5.G. Safe Harbor

This Annual Report contains forward-looking statements. See the section entitled “Special Note regarding Forward Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and senior management

The following table sets forth details regarding our Board of Directors and executive officers:

Name	Age	Position
Mr. Narendra K. Patni(1)(2)(3)(9)	68	Director (Chairman)
Mr. Jeya Kumar (11)	56	Director (Chief Executive Officer)
Mr. Louis T. van den Boog (8)	57	Director
Mr. Gajendra K. Patni(1)(4)	69	Director
Mr. Ashok K. Patni(1)(5)(9)	59	Director
Mr. William O. Grabe(6)(7)	72	Director
Mr. Pradip Baijal (8) (9)(10)	67	Director
Dr. Michael A. Cusumano(9)(10)	56	Director
Mr. Arun Duggal(12)	64	Director
Mr. Pradip Shah(12)	58	Director
Mr. Ramesh Venkateswaran(9)(10)	58	Director
Mr. Vimal Bhandari (12)(13)	52	Director
Mr. Abhay Havaldar (7)	49	Alternate Director
Mr. Phaneesh Murthy (14)	47	Director
Mr. Shashank Singh (15)	34	Director
Mr. Surjeet Singh	42	Chief Financial Officer
Mr. Ajay Chamania	48	Executive Vice-President and Global Head of the Product Engineering Services
Mr. Sunil Chitale	47	Executive Vice President and Chief Marketing & Strategy Officer
Dr. Anil Gupta (16)	52	Executive Vice President - Global Head — Business Support
Mr. Satish M. Joshi	55	Executive Vice President - Global Head — Technology & Innovation
Mr. Sanjiv Kapur	51	Senior Vice President - Global Head - BPO & CIS
Mr. Derek Kemp (17)	50	Executive Vice President - President — EMEA
Mr. Vijay P. Khare	53	Executive Vice President and Global Head of Industry Verticals
Mr. Deepak Khosla	45	Senior Vice President — (President — SAARC)
Mr. Naresh Lakahanpal	46	Executive Vice President — (President — Americas)
Mr. V Mathivanan	55	Executive Vice President —( President — APAC)
Mr. Steve Correa (18)	46	Executive Vice-President and Chief Human Resources Officer
Mr. Niket Ghate (19)	42	Executive Vice-President & General Counsel
Mr. Manish Mehta (20)	54	Executive Vice-President and Chief Delivery Officer (Application Services)
Mr. Rajiv Ranjan (21)	52	Executive Vice-President and Global Head — Business Operations

Mr. Apoorva Singh (22)	41	Senior Vice-President and Global Head of Infrastructure Management Services (IMS)
Mr. Vijay Mehra (23)	43	Executive Vice President -Global Head — Industry Verticals
Mr. Rajesh Padmanabhan (24)	48	Executive Vice President and Global Head of Human Resources

(1) Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni are brothers.

(2)  Mr. Narendra K. Patni ceased to be our Chief Executive Officer with effect from February 20, 2009 and continues to be the Chairman of the Board/Company. He is also the Chairman of the Nominating and Corporate Governance committee.

(3) Mr. Narendra K. Patni is the nominee of the NKP Group.

(4) Mr. Gajendra K. Patni was the nominee of the GKP Group and resigned as a Director with effect from February 8, 2011.

(5) Mr. Ashok K. Patni is the nominee of the AKP Group.

(6) Mr. William Grabe was the nominee for General Atlantic and resigned as a Director with effect from February 8, 2011..

(7) Our Articles of Association provide that the board can appoint an alternate director pursuant to the provisions of the Indian Companies Act. Mr. Abhay Havaldar is the alternate director to Mr. William O. Grabe. However, he ceased to be an Alternate Director with effect from February 8, 2011.

(8) Member of the Shareholder /Investor Grievances committee.

(9) Member of the Nominating and Corporate Governance committee.

(10) Member of the Compensation and Remuneration committee.

(11) Permanent invitee of the Compensation and Remuneration committee

(12) Member of the Audit committee.

(13) Mr. Vimal Bhandari was appointed as Director of the Company with effect from January 15, 2010.

(14) Mr. Phaneesh Murthy was appointed as Director of the Company with effect from February 8, 2011.

(15) Mr. Shashank Singh was appointed as Director of the Company with effect from February 8, 2011.

(16) Dr. Anil Gupta was appointed as Executive Vice President - Global Head — Business Operations with effect from January 18, 2010.

(17) Mr Derek Kemp was appointed as Executive Vice President — President EMEA with effect from January 7, 2010.

(18) Mr. Steve Correa was appointed as Executive Vice-President and Chief Human Resources Officer with effect from September 1, 2010.

(19) Mr. Niket Ghate was appointed as Executive Vice-President & General Counsel with effect from March 15, 2010.

(20) Mr. Manish Mehta was appointed as Executive Vice-President and Chief Delivery Officer (Application Services) with effect from July 14, 2010.

(21) Mr. Rajiv Ranjan was appointed as Executive Vice-President and Global Head — Business Operations with effect from September 20, 2010.

(22) Mr. Apoorva Singh was appointed as Senior Vice-President and Global Head of Infrastructure Management Services (IMS) with effect from June 28, 2010.

(23) Mr. Vijay Mehra has resigned as Executive Vice-President — Global Head — Industry Verticals with effect from January 20, 2010.

(24) Mr. Rajesh Padmanabhan has resigned as Executive Vice-President & Global Head of Human Resources with effect from July 9, 2010.

Board of Directors

Mr. Narendra K. Patni, Chairman and is one of the founders of our company. Mr. Patni has a Master’s degree in Electrical Engineering from the Massachusetts Institute of Technology, or MIT, and a Master’s degree in Management from the Sloan School of Management at MIT. He also has a Bachelor’s degree in Electrical Engineering from IIT, Roorkee. As an entrepreneur, he has played an integral role in the development of the Indian IT industry through his various ventures. Mr. Patni was instrumental in initiating the offshore outsourcing business model for the software industry. Prior to founding his first company, Data Conversion Inc. (now our U.S. subsidiary Patni Americas, Inc.) in 1972, he was President and Director of the Forrester Consulting Group and was previously with the U.S. Trust Company of New York and was a consultant to Arthur D. Little, Inc.

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

Mr. Louis T. van den Boog, has been a director since March, 2005.  Mr. van den Boog was appointed as an Executive Director with effect from April 29, 2008 and his appointment was subsequently approved by the shareholders at their meeting and also by the Central Government as required under Section 269 of the Indian Companies Act, and other applicable provisions. Mr. van den Boog resigned as an Executive Director with effect from February 20, 2009 and continues to be a Non-Executive Director on the Board of the Company, liable to retire by rotation.

Mr. van den Boog has a Master’s degree in Business Economics and in Public Accounting from the Free University in Amsterdam. He brings over 25 years of experience in the software industry. He has held various executive level positions in international software companies, as well as chairman and other board positions in a variety of private and public companies. Mr. van den Boog was previously with Oracle Corporation where he helped to build the European operations of the company. Mr van den Boog’s term of office expires in 2013, but he is eligible for reappointment.

Mr. Ashok K. Patni,  Director and is one of the founders of our company. Mr. Patni is a Mechanical Engineer from IIT, Mumbai. Mr. Patni has over 22 years of experience in computer hardware and systems software. Mr. Patni has contributed significantly in the past to the growth of the hardware business of our company which led to the formation of PCSDP in 1981, and PCSDG in 1987. These companies were merged to form what is now PCS Technology Limited in 1994. He is a Vice Chairman of PCS Technology Limited. Mr. Patni as a nominee of the AKP Group, is not required to retire by rotation from the Board.

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

Dr. Michael A. Cusumano has been a director since April, 2004. Dr. Cusumano has a B.A. degree from Princeton University and a PhD from Harvard University. Dr. Cusumano completed a postdoctoral fellowship in Production and Operations Management at the Harvard Business School. He has twice been a Fulbright Fellow as well as a Japan Foundation Fellow at the University of Tokyo, and is recipient of the Clarendon Lectures in Management award at Oxford University. Dr. Cusumano is the Sloan Management Review Distinguished Professor at MIT’s Sloan School of Management. He is also a director of Eliza Corporation, a specialist in speech recognition software applications, focused on healthcare. He serves on the advisory boards of FixStars Corp. , a Japanese developer of high-performance computing applications, and H-5 Technologies, a specialist in digital search technology. He has consulted for more than 50 major companies around the world and advises several other startup software companies. He is the author or co-author of eight books. Dr. Cusumano’s term of office expires in 2013 but he is eligible for reappointment.

Mr. Arun Duggal has been a Director since November 2003.Mr. Duggal has had a 26-year career with Bank of America, mostly in the U.S., Hong Kong and Japan. His last assignment with the Bank was as Chief Executive Officer in India from 1998 to 2001. From 2001 to 2003, he was Chief Financial Officer of HCL Technologies, India.

He is Chairman of the Board of Directors of Shriram Transport Finance Company, Shriram Properties Ltd, Shriram City Union Finance Ltd., and Shriram EPC Limited. He is also Vice-Chairman of International Asset Reconstruction Company.

He is on the Board of Directors of Jubilant Energy NV,  Fidelity Fund Management, Zuari Industries, Info Edge (India), Dish TV India Ltd., Mundra Port & SEZ Ltd., Hertz (India) and Mortice Limited (Singapore). He is Vice Chairman of Indian Venture Capital Association. He is also a Board Member and erstwhile Chairman of the American Chamber of Commerce, India. He was on the Board of Governors of the National Institute of Bank Management. Mr. Duggal is the Chairman of the Board of Bellwether Microfinance Fund. He is Advisor to IMA (formerly Economist Intelligence Unit, India). He is a member of the Investment Committee of Axis Private Equity. He is a Trustee of ‘Centre for Civil Society’, New Delhi and Senior Advisor to TPG Capital, a major private equity firm headquartered in San Francisco.

Mr. Duggal has a Bachelor’s degree in Mechanical Engineering from IIT, Delhi, and a Postgraduate diploma in Management from IIM, Ahmedabad. He is also a visiting professor at the Indian Institute of Management, Ahmedabad where he teaches a course on Venture Capital & Private Equity.  Mr. Duggal’s term of office expires in 2011, but he is eligible for reappointment.

Mr. Pradip Shah has been a Director since November, 2003. Mr. Shah is a Chartered Accountant, has an MBA from the Harvard Graduate School of Business and a degree from The Institute of Cost and Works Accountants of India. Mr. Shah was responsible for introducing credit ratings in India and is a founder of CRISIL Limited.

Mr. Shah is currently the Chairman of the Board at IndAsia Fund Advisors Private Limited, Wyetch Limited and Sonata Software Limited. His directorships in other companies include AMP IndAsia Fund Advisors (Mauritius) Limited, Asset Reconstruction Company (India) Limited, BASF India Limited,  Godrej & Boyce Mfg Limited, Hardy Oil & Gas Limited, Kansai Nerolac Paints Limited, KSB Pumps Limited, Mukand Limited, Panasonic Energy India Co. Limited, Pfizer Limited, Shah Foods Limited, Supra Advisors (BVI) Limited (British Virgin Islands),  Tata Investment Corporation Limited, C3 Advisors Private Limited, Indo-US MIM Tech Private Ltd.Tangea Econet Assets Private Limited, Reid & Taylor Ltd, and Grindwell Norton Limited . Mr. Shah’s term of office expires in 2011 but he is eligible for reappointment.

Mr. Ramesh Venkateswaran has been a Director since November, 2003. Mr. Venkateswaran has a Bachelor’s degree in Mechanical Engineering from IIT, Mumbai and a post graduate diploma in management from IIM, Bangalore. Mr. Venkateswaran is a Management Consultant and is currently the Managing Director of Almak Management Services Private Limited. He is a visiting professor of Marketing at the Indian Institute of Management, Bangalore. He is also a founder member of a non profit organization, “Vishwas.” Mr. Venkateswaran’s term of office expires in 2012, but he is eligible for reappointment.

Mr. Vimal Bhandari was appointed as a Director of the Company with effect from January 15, 2010. Mr. Bhandari is a Chartered Accountant and has studied at the Bombay University. He has also attended advanced management programs at the International Institute of Management, Lausanne, Switzerland as a part of his continuing professional education. Mr. Bhandari is currently the Country Head of AEGON N.V., a large Dutch financial services player. He is a management professional with approximately 25 years of experience in a range of businesses in the financial services industry. Prior to joining AEGON in mid-2004, he spent 17 years with IL&FS Ltd., the Indian infrastructure financing and financial services behemoth, of which 12 years were spent as the Executive Director and a member of the Board of Directors with responsibility of the financial services business . Additionally, he was also a Non-Executive Director on IL&FS Group entities in stock broking, private equity, infrastructure project development, and healthcare management services and was a Director-In-Charge of the asset management and merchant banking subsidiaries. As part of his social commitments, Mr. Bhandari is a Trustee of Pratham, a NGO engaged in education of slum children; he is also on the governing council of a well known management institute affiliated to University of Mumbai. Mr. Bhandari’s term of office expires in 2012, but he is eligible for reappointment.

Mr. Phaneesh Murthy is on the board of iGATE Global Solutions Limited. He is the president and chief executive officer of iGATE Corporation, the ultimate holding company of iGATE Global Solutions Limited. Mr. Murthy also serves as a member of the board of Global Edge Software Pvt. Ltd. and Cybernet Systems, Inc. In January 2003, he founded Quintant Services Limited, an India-based business process outsourcing company that was acquired by iGATE Global Solutions Limited in August 2003. Prior to that, he founded Primentor, a U.S. based consulting firm. From 1992 to 2002, He held various positions at Infosys Technologies Limited. He holds a master’s degree in business administration from the Indian Institute of Management, Ahmedabad, India and received the equivalent of a bachelor’s degree from the Indian Institute of Technology in Chennai, India.

Mr. Murthy has been appointed as an Additional Director of the Company and shall hold his office till the ensuing Annual General Meeting unless re-appointed.

Mr. Shashank Singh is the Partner and Co-Head of the India office of Apax Partners, having helped to start the office in 2007. He joined Apax in London in 2004, as part of the Technology & Telecoms team, and has focused on investments in the telecoms and IT services / BPO spaces. His deals at Apax include iGate / Patni

(leading offshore IT/BPO service provider) TIM Hellas (#3 mobile operator in Greece), Weather Investments (portfolio of developed and developing market mobile operators), TDC (incumbent telecoms operator in Denmark), Bezeq (incumbent telecoms operator in Israel) and Synetrix (public authority-focused network integrator in the UK).Prior to joining Apax Partners, Mr. Singh spent four years as a strategy consultant with Monitor Company in their London, Madrid, Amsterdam, Stockholm, Munich, Mumbai and Tel Aviv offices. His focus at Monitor was on leading client engagements in the telecommunications and high technology sectors.Mr. Singh has an MBA from Harvard Business School, from which he graduated as a Baker Scholar. He also has a first class degree in economics from Cambridge University, and a BA (Honours) with distinction from St. Stephen’s College (University of Delhi).

Mr. Singh has been appointed as an Additional Director of the Company and shall hold his office till the ensuing Annual General Meeting unless re-appointed.

Former Directors

Mr. Gajendra K. Patni, Director and is one of the founders of our company. Mr. Patni has a Chemical Engineering background and has over 35 years of experience in finance, banking, legal and personnel functions. He has contributed significantly in the past to the growth of the computer rental business of our company, which led to the formation of PCS Data Products (PCSDP) in 1981, and PCS Data General (PCSDG) in 1987. These companies were merged to form what is now PCS Technology Limited in 1994. Mr. Patni is a Chairman of PCS Technology Limited. Previously he was the Managing Director of Industrial Oxygen Company Limited. Mr. Patni as a nominee of the GKP Group and has resigned as director of the Company with effect from February 8, 2011.

Mr. William O. Grabe has been a Director since September, 2002. Mr. Grabe has a BS degree in Engineering from New York University and an MBA from the University of California, Los Angeles. Since 1992, Mr. Grabe has been a managing director at General Atlantic LLC, a worldwide private equity firm. Prior to that, he was a Vice President of IBM and held various positions, the last of which was head, North America Sales and Marketing. He is a Director of various companies including Compuware Corporation, Gartner,  AKQA. and Lenovo Group Company. General Atlantic is one of our principal shareholders, with a shareholding of 17.47%. See “Item 7. Major Shareholders and Related Party Transactions” and “Relationship with General Atlantic” below. Mr. Grabe has resigned as director of the Company with effect from February 8, 2011.

Mr. Abhay Havaldar was acting as an Alternate Director to Mr. William O. Grabe since 2002. Mr. William Grabe was the Nominee Director of General Atlantic, one of our largest shareholders, who resigned as a Director (along with Mr. Abhay Havaldar) with effect from February 8, 2011. Mr. Havaldar holds a Bachelors degree in electrical engineering from the University of Bombay and a Masters in Management degree from the Sloan Fellow program at the London Business School.

Mr. Havaldar is the Managing Director at General Atlantic LLC, a worldwide private equity firm, where he has worked since 2002. Mr. Havaldar established General Atlantic’s India office in 2002 and remains based in Mumbai, India where he leads General Atlantic’s South East Asia investment initiatives with a focus on Financial Services and Enterprise Solutions. He currently serves as a Director on the board of Jubilant Organosys Limited, Infotech Enterprises Limited, Transformix India Private Limited and IBS Software Services Private Limited. Prior to this, Mr. Havaldar started his career with TATA and held operating management responsibilities at TATA Infotech and HCL Infosystems.

Mr. Havaldar has been an investor in Indian businesses since 1996, as a partner at Draper International and Connect Capital. He is a Charter Member of The Indus Entrepreneurs (TIE) and a Board member of Society for Innovation and Entrepreneurship (SINE).

Executive Officers

Mr. Surjeet Singh is our Chief Financial Officer. Mr. Singh is a graduate from Harvard Business School (Advanced Management Program), holds a B.S. in Finance and Accounting from the University of Pune and is a fellow of the Institute of Costs and Works Accountants, India and AICPA, USA. He is responsible for overall financial strategy, financial operations & compliances of the Company on a global basis. He is chartered with managing the ongoing business planning and review process, ensuring a balanced portfolio for financial and other resource allocation (s), and maintaining the highest level of integrity and transparency in the company operations to help maximize sustainable long-term shareholder value. In addition in the past, he has managed and provided oversight to M&A and global business operations functions. During this time, he led various initiatives to help streamline the operational parameters and drive operational excellence in many areas, including internal systems, supply chain, overall cost . Prior to joining Patni, he was the CFO at Cymbal which he co-founded and which has since been acquired by Patni. In all, Mr. Singh has around two decades of multi-industry global experience holding senior management positions in leading finance, business planning and global supply chain functions. He has a successful track record of building finance as a key business enabler, and fostering collaboration in large and mid-sized culturally diverse, global and matrixed organizations.

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

Mr. Sunil Chitale is our Executive Vice-President and Chief Marketing & Strategy Officer. Mr. Chitale has a Bachelor’s degree from the Institute of Technology, Banaras Hindu University, India. He is responsible for strengthening and growing Patni’s capabilities in ERP, Business Intelligence, CRM and allied packaged software applications. He oversees delivery of business value to Patni’s customers globally by offering full life-cycle solutions that leverage enterprise software platforms. He is also accountable for Patni’s services delivery to customers in the EMEA and SAARC regions. In addition, he oversees the Patni Academy for Competency Enhancement (PACE) and the Global Resources in Technology (GRiT) functions. Mr. Chitale began his career with Patni in 1985 and has experience in managing large relationship portfolios. He has helped several customers in leveraging the global delivery model through effective use of domain, consulting and technology in a managed services mode.

Dr. Anil Gupta is our Executive Vice President and Global Head — Business Support, with a focus on managing gross margins and cost structure. Dr. Gupta holds a B. Tech in Mechanical Engineering from IIT Delhi; a Master’s in Mechanical and Aerospace Engineering from University of Delaware, US; and a Ph. D. in Industrial Engineering and Operations Research from University of California, Berkeley. His responsibilities include Sales Operations, Enterprise Resource Planning, Business Continuity, Enterprise Risk Management, Global Travel, IT, Procurement and Facilities. Dr. Gupta has diverse experience of over 28 years with a strong emphasis towards driving business efficiencies. Prior to joining Patni, he was the Chief Operating Officer at Aditi Technologies Pvt. Ltd. Prior to Aditi, he was with Sun Microsystems for eleven years in various executive roles in IT, Sourcing, M&A, and Software Engineering; and for over six years with AT&T in Marketing & Bell Laboratories. Dr. Gupta brings significant experience around leadership development, operational efficiency, process improvement using Six Sigma methodologies, and change management.

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

Mr. Sanjiv Kapur is our Senior Vice President and Global Head - BPO & CIS. He has responsibility of defining and executing the growth strategy for Patni’s Business Process Outsourcing (BPO) and Customer Interaction Services (CIS) business globally. In his role, he manages business operations, financial performance, operational excellence, delivery capability and customer leadership for Patni’s BPO & CIS business. Mr. Kapur established BPO operations for Patni from a ground up and played an instrumental role in expanding and growing the business over the last several years, by adopting an integrated IT-BPO-KPO framework. Under his leadership, Patni has helped several large companies leverage the global sourcing model for business growth and competitive advantage. MR. Kapur has over 20 years of experience spanning strategy, operations, and sales in global BPO and the IT industry. Prior to Patni, he was Executive Vice-President at HCL BPO with responsibility of international sales and strategy. He has also held various positions at leading Telecom-IT-ITES companies.

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

Mr. Vijay Khare is our Executive Vice President and Global Head of Industry Verticals. Mr. Khare has a Bachelor’s degree in Engineering from the Regional Engineering College, Nagpur and a Master’s degree in Computer Science from the Indian Institute of Technology, Powai. He is responsible for defining and boosting our micro-verticals strategy, structure, systems and skills. Under his guidance, the industry verticals will take ownership of pre-sales and solutioning, build deep domain industry capabilities and widen the micro-verticals coverage to forge strategic relationships with customers. Mr. Khare began his career with Patni in 1980 as a software developer and has grown over the years to hold various leadership positions in the Company. He has overseen large engagements, and headed the HR function, besides the ‘Operational & Service Delivery Excellence’ portfolio.

Mr. Deepak Khosla is our Senior Vice President and President of SAARC region .Mr. Khosla has a mechanical engineering degree and an MBA from Bajaj Institute of Management. He is responsible for the development and growth of the region with a keen focus on the India market. Mr. Khosla drives the operations for the region, including defining and executing sales initiatives aimed at strategic business acquisitions. In his earlier roles at Patni, Mr. Khosla has managed the APAC and Japan regions, in addition to holding the Company’s Global Marketing portfolio. Mr. Khosla has widespread global experience spanning 22 years in the IT industry. A conceptual seller, Mr. Khosla has spent several years in global markets including Europe, Japan, the Far East and the US. Highly skilled in developing emerging markets, he has played a pivotal role in opening up the Japan market for Patni. He is now set to bring this strategic experience into the growing SAARC region. Prior to joining Patni, Mr. Khosla was a Director of Sales at SAS Inc. His other experience includes setting up of the India operations for Dun & Bradstreet. He has also worked with Digital Equipment Corporation, HCL Corporation and Zensar Technologies.

Mr. Naresh Lakhanpal is our Executive Vice President and President of Americas. Mr. Lakhanpal has a Bachelors of Science, Business Administration degree from the University of Texas-Dallas, and a Masters of Business Administration degree from Amber University. He is responsible for operational excellence, strategy, customer leadership, growth and execution of the Americas region. Mr. Lakhanpal has over 23 years of diverse business experience, and his background includes operations, sales, engineering, new venture formation, product development and strategy. Prior to joining Patni, he was Global Practice Director of the Technology, Media and Telecommunication Practice for Deloitte; CEO of Navigational Sciences and held management positions with Tandem Computers and Ericsson.

Mr. V. Mathivanan is our Executive Vice-President and President of APAC region which he leads from Singapore, the company’s new regional headquarters. Mr. Mathivanan brings with him over 30 years of experience specializing in IT with companies such as PSA Corp, Singapore Network Services (SNS) and CrimsonLogic. Mr. Mathivanan served as Managing Director of Singapore Network Services (SNS) and transformed the Singapore-based EDI company into CrimsonLogic, a global IT solutions and services provider expanding into operations in the Americas, Asia Pacific and the Middle East. Mr. Mathivanan has had a successful track record in large scale nationwide IT implementations. In Port of Singapore Authority and PSA Corp, he led the automation and computerization of port operations for which he was awarded the coveted Public Administration Award from the President of Singapore.

Mr. Steve Correa is our Executive Vice President and Chief Human Resources Officer with the responsibility for spearheading Patni’s human capital initiatives globally including the strategic direction and focus for employee management. Mr. Correa has diverse experience of over 25 years. Prior to joining Patni, he worked with the Vodafone Group. He spent the early part of his career with several multinationals including Burroughs Wellcome, Modi Xerox and Hindustan Unilever. Mr. Correa is a postgraduate from XLRI, Jamshedpur; a Bachelor in Commerce as well as in Legal law and is an alumnus of Leeds Business School.

Mr. Niket Ghate is our Executive Vice-President and General Counsel, with responsibilities for handling legal and compliance issues for all businesses of Patni on a global basis. Mr Ghate has diverse experience of over 19 years with strong business exposure. He has earlier worked with Transocean, Carrier Air Conditioners and Refrigeration, KPMG, Tata-Lucent Technologies, Owens BILT Limited, and Mumbai High Court. He holds an LLB from the University College of Law, Nagpur and has certifications from the Institute of Company Secretaries of India, and the Institute of Chartered Secretaries & Administrators of United Kingdom (ICSA).

Mr. Manish Mehta is our Executive Vice-President and Chief Delivery Officer (Application Services) with overall responsibility for Application Development & Application Maintenance (AD&AM) and Enterprise Software and Systems Integration (ES & SI). He oversees all AD & AM Delivery globally, besides strengthening and growing Patni’s capabilities in ERP, Business Intelligence, CRM and allied packaged software applications. Mr Mehta has diverse experience of over 29 years with strong business exposure. Prior to Patni, he was with Mahindra Satyam for over 13 years. Earlier he was with TCS for almost 15 years and he also worked briefly with Datamatics. Mr Mehta holds a dual Master’s Degree in Science (Chemistry) & Engineering (Industrial Development) both from Birla Institute of Technology and Science, Pilani.

Mr. Rajiv Ranjan is our Executive Vice-President and Global Head — Business Operations with responsibility for Sales Operations, Revenue Planning, Delivery Operations Support (DOS), Large Deal Pursuits and Corporate Planning. Mr. Ranjan has diverse experience of over 24 years working with leading IT / ITES companies in the US and India, as also with some of the biggest healthcare companies such as CVS Caremark, Cigna Healthcare and United Healthcare. Mr. Ranjan holds a Postgraduate Degree in Business Management from IIM, Ahmedabad and an MBA from the University of Michigan

Mr. Apoorva Singh is our Senior Vice-President and Global Head of Infrastructure Management Services (IMS) with responsibility for defining and executing the growth strategy for Patni’s Infrastructure Management Services, globally. In this role, he is responsible for strategy, new client acquisition, client relationship, operational excellence and financial performance, for Patni’s IMS business. Mr Singh has diverse experience of over 15 years with strong business exposure. Prior to Patni, Apoorva was with Infosys as Head of IMS in the EMEA region. Earlier, he worked with Solix/ Emagia Corporation, MeraNet Private Limited, and Maruti Udyog Limited. Mr Singh holds a Bachelor’s Degree in Mechanical Engineering from G.B. Pant University, Uttarakhand and a Post Graduate Diploma in Marketing & Finance from IIM, Lucknow.

Former Executive Officers

Mr. Vijay Mehra was our Executive Vice President and Global Head of Industry Verticals until January 20, 2010. Mr. Mehra holds an MBA, a Masters in Systems Engineering from MIT, a Bachelors of Science (Operations Research and Industrial Engineering), and a Bachelors of Arts (Economics) from Cornell University. He is an eminent speaker at global and regional conferences and has been awarded ‘Best CIO, Large Corporate’ (by 9.9 Media, a corporation co-founded by an ex McKinsey partner and founding dean of the ISB). With his strong track record of leveraging information technology to create competitive advantage and his global experience, Mr. Mehra was responsible for defining and boosting Patni’s micro-verticals strategy, structure, systems and skills. Under his guidance, the industry verticals will take ownership of pre-sales and solutioning, build deep domain industry capabilities and widen the micro-verticals coverage to forge strategic relationships with customers. Before joining Patni, Mr. Mehra was Global CIO at the Essar Group of Companies where he led the turn-around of the IT function at Essar and also led the IT-enabled business transformation of the Group across all businesses. Vijay comes with over 20 years of global management and consulting experience across six countries and has worked with leading corporations including McKinsey & Co, CSC Consulting, Syntel Inc. and Motorola Inc.

Mr. Rajesh Padmanabhan was our Executive Vice-President and Global Head Human Resources until July 9, 2010. Mr. Padmanabhan has a Master’s degree in management specializing in human resources and finance. His responsibilities include spearheading Patni’s human capital initiatives globally including the strategic direction and focus for employee management. Mr. Padmanabhan has over 24 years of diverse industry experience in systems, finance, business and global human resources in IT, hospitality, financial services and manufacturing, retail and distribution. He is well-versed with global HR operations and has managed multi-cultural work forces in a few countries. Prior to joining Patni, Mr. Padmanabhan was Executive Vice-President with the Oberoi group responsible for group human resources and the Oberoi Centre for learning and development. He has also worked as Global Head of Human Capital for Essel Propack and with the ICICI group in different roles in systems, corporate banking, leasing and human resources.

Relationship with General Atlantic

Our largest shareholder is General Atlantic Mauritius Limited, a Mauritius company formed by General Atlantic LLC, or General Atlantic, for purposes of this section. General Atlantic is a private equity firm that focuses on the information technology, process outsourcing and communications industries.

One of our former directors, Mr. William O. Grabe, has been a managing director of General Atlantic since 1992. In addition, Mr. Arun Duggal and Mr. Louis T. van den Boog were the former special advisors to General Atlantic. Special advisors are persons with industry and/or geographic expertise that provide, on a part-time basis, a range of advisory services to General Atlantic in different parts of the world. These services range from identifying new investment opportunities to assisting in the preparation of investment proposals, serving on the boards of portfolio companies and providing strategic advice to such portfolio companies. Special advisors are not directors, managing directors, general partners, executive officers or employees of General Atlantic or any of its affiliates, and do not have any other formal association with General Atlantic, except that they enter into consulting agreements with General Atlantic under which they receive a cash retainer and/or are granted the right to co-invest in one or more of the General Atlantic investment vehicles.

Mr. Grabe resigned as a director with effect from February 8, 2011.  See Item 8 B. “Significant Changes”.

Service Agreements

Mr. Narendra K. Patni is our Chairman. Formerly, he was appointed as the President and Chief Executive Officer of Patni Americas Inc. (formerly Patni Computer Systems, Inc.), pursuant to an employment agreement between the Company and Patni Computer Systems, Inc. dated December 1, 2000, and as amended on August 29, 2003 and September 24, 2008. The aforesaid employment agreement with Mr. Narendra K. Patni had an initial term expiring on December 31, 2008.  However, pursuant to the third Amendment to the employment Agreement dated February 20, 2009, the said term has been extended until December 31, 2013 unless terminated earlier in pursuance to the agreement. He ceased to be our Chief Executive Officer (CEO) with effect from February 20, 2009. However, he continues to be our Chairman. Mr. Patni’s annual base salary under the agreement is $ 974,358 (less applicable taxes and withholdings) for the first year of the term, after which time it is increased by 10% of the then current annual base salary per year. Mr. Patni does not receive a separate fee for attending board meetings. The agreement can be terminated by the Board of Directors at any time after January 1, 2009, effective no less than thirty (30) days following written notice of such termination.  In the event of termination, Mr. Patni is entitled to a lump sum severance payment equal to amount of Base Salary (at the rate in effect as of the date of separation from service) he would have earned had he remained employed by the Company under this Agreement through December 31, 2013 .

We had entered into a consultancy agreement with Patni Americas, Inc. (formerly Patni Computer Systems, Inc.) dated October 24, 2000, and as amended on August 19, 2003, pursuant to which Mr. Narendra K. Patni was seconded to Patni Computer Systems Limited to act as our CEO. Pursuant to an amendment to the Consultancy Agreement dated February 20, 2009, the consultancy agreement with Patni Americas Inc can be terminated only on or after December 31, 2010 (upon giving one month’s written notice to Patni Americas Inc) and such termination will take effect on the expiration of such period of notice.

Mr. Jeya Kumar is our Chief Executive Officer with effect from February 20 2009 for the period of five years pursuant to the provisions of the Indian Companies Act, 1956. We have entered into an agreement dated September 8, 2009 with Mr. Jeya Kumar that provides for, inter alia, monthly salary, annual variable compensation, one time joining bonus, equity compensation and other benefits as described below. The said agreement may be terminated by three months’ notice from either side. However, the Company, at its discretion, may choose to terminate it earlier by substituting the notice period by payment of salary in lieu of the notice period.

Mr.Jeya Kumar is eligible for an annual base (fixed) salary in Indian Rupees equivalent to SGD1,252,000 per annum payable monthly. He will also be eligible for annual variable compensation up to a maximum target amount being the Indian Rupee equivalent of SGD 2,000,000 subject to Mr. Jeya Kumar meeting certain corporate and individual performance goals / targets / Management by Objectives (MBO) as set and approved by the Compensation and Remuneration Committee and/or the Board. Other benefits / expenses, that Mr. Jeya Kumar is entitled to include, inter alia, housing allowance of maximum of Rupees equivalent of SGD 14,700 per month upon Mr. Jeya Kumar’s relocation to the Company, and a suitable car in accordance with Company’s rules and policies; all maintenance costs, fuel, cost of employing a personal driver, road tax and insurance will be borne by the Company, membership of club at Mumbai and the Company will pay the requisite fees, first class air travel and accommodation costs incurred for business purpose, in accordance with Company’s rules and policy and other benefits as per rules of the Company. The stock options granted to Mr. Jeya Kumar are described in “Item 6B : “Compensation - Options”.

Also, as per the agreement, Mr. Jeya Kumar is entitled to termination benefits. In event of termination without cause or for voluntary termination for Good Reason, Mr Jeya Kumar is entitled to a lump sum severance payment equal to amount annual salary plus the target bonus and accelerated vesting of his stock options/ RSUs as Severance. In the event of termination on change of control other than for cause or voluntary termination for Good Reason, Mr Jeya Kumar is entitled to receive full acceleration of stock options / RSUs as Change of Control Severance.

In May 2010, we entered into a retention plan with Mr. Surjeet Singh our Chief Financial Officer in addition to his existing employment terms.  As per the terms of this plan he is entitled to a retention bonus equivalent to one year On-Target-Earnings (OTE) for every 12 months of continuous service, effective from the date of any Change of Control for thirty- six months thereafter. OTE is defined as his fixed cash compensation and on target variable compensation.  In the event of a termination without cause, we will pay the Retention Bonus for the remaining period leading up the thirty-six month period from the effective date of the plan.

6B Compensation

During fiscal 2010, the aggregate annual compensation paid or payable by us and our subsidiaries to our executive directors and executive officers was approximately $ 10.2 million as described in table below:

Name	Amount in U.S.$	Equivalent amount in Other currencies
Narendra K Patni	1,440,194
Jeya Kumar	2,241,148	Rs.	102,308,385
Surjeet Singh	1,042,500
Vijay Khare	425,334	Rs.	19,459,806
Satish Joshi	393,723	Rs.	18,377,051
Ajay Chamania	316,317	Rs.	15,606,509
Sunil Chitale	245,074	Rs.	13,388,611
Deepak Khosla	144,423	Rs.	7,941,982
Sanjiv Kapur	126,452	Rs.	7,681,372
V Mathivanan	593,422	SGD	807,586
Naresh Lakhanpal	800,000
Derek Kemp	626,353	GBP	405,144
Anil Gupta	355,056	Rs.	16,208,287
Steve Correa	144,007	Rs.	6,573,937
Manish Mehta	203,662	Rs.	9,297,177
Niket Ghate	278,016	Rs.	12,691,414
Rajiv Ranjan	104,427	Rs.	4,767,091
Apoorva Singh	154,342	Rs.	7,045,730
Rajesh Padmanabhan*	371,701	Rs.	16,968,173
Vijay Mehra*	164,108	Rs.	7,491,520
Grand Total	10,170,259

* Resigned

Our independent directors on the board are each entitled to $ 40,000 annually in addition to actual boarding and lodging expenses and sitting fees for attending board and committee meetings.

In addition to the abovementioned commission, the following persons are entitled for an annual commission as under:

a) The Chairman of the Audit Committee: $ 10,000 per annum;

b) Members of the Audit Committee: $ 5,000 per annum;

c) The Chairman of Compensation & Remuneration Committee: $ 5,000 per annum; and

d) The Chairman of Shareholders’/Investors’ Grievance Committee: $ 5,000 per annum.

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

Benefits

In 2010 and in 2009, we provided approximately $0.8 and $ 0.7 million respectively for pension, retirement or similar benefits to our founder directors..

Post employment benefit comprising of gratuity is not disclosed, since it is determined on actuarial valuation for the Company as a whole.

Options

Set forth below is information concerning options granted to directors and executive officers. The term of stock options granted to our directors and executive officers will expire on completion of five years from the date of vesting. As of February 18, 2011 our present directors and executive officers as a group were granted options under our Employee Stock Option Plan to exercise 2,851,300 Equity linked options, 1,533,400 Restricted Stock Units (RSU’s) and 209,175 ADR linked options on the following terms:

Name	Exercise Price Per Share	Number of Shares under Option		Expiration Date
Dr. M. Cusumano	Rs. 254/381/458/455/$20.78/Rs.4	20,000/5,000/5,000/5,000/2,500#/2,275#/	(1)	2010/2011/2012/2013/2016/2016	(1)
Mr. A. Duggal	Rs. 254/381/458/455/471/2	20,000/5,000/5,000/5,000/5,000/4,550	(1)	2010/2011/2012/2013/2016/2016	(1)
Mr. P. Shah	Rs. 254/381/458/455/471/2	20,000/5,000/5,000/5,000/5,000/1,950	(1)	2010/2011/2012/2013/2016/2016	(1)
Mr. L. van den Boog	Rs. 381/ 458/455/2/4	20,000/5,000/5,000/96,000/1,950#/	(2)	2011/2012/2013/2014/2016	(2)
Mr. R. Venkateswaran	Rs. 254/381/458/455/471/2	20,000/5,000/5,000/5,000/5,000/2,600	(1)	2010/2011/2012/2013/2016/2016	(1)
Mr. P. Baijal	Rs 471/2	20,000/2,600	(2A)	2016/2016	(2A)
Mr. V. Bhandari	Rs 471/2	20,000/2,600	(2A)	2016/2016	(2A)
Mr. J. Kumar	Rs. 106/2/2	1,500,000/350,000/240,500	(3)	2015/2015/2016	(3)
Mr. S. Singh	Rs. 451/493/336/112/2/4/4	11,000/11,000/150,000/300,000/ 500,000/31,820/30,510	(4)	2011/2012/2012/2014/2014/2015/2016	(4)
Mr. A. Chamania	Rs. 145/338/2/2	34,700/55,000/21,710/1,420	(5)	2009/2010/2015/2016	(5)
Mr. S. Chitale	Rs. 145/338/2/2	37,200/61,000/26,020/5,660	(5)	2009/2010/2015/2016	(5)
Dr. Anil Gupta	Rs. 2/2	20,000/2,600	(8)	2016/2016	(8)
Mr. S. Joshi	Rs. 145/338/2/2	62,000/100,000/53,360/23,180	(5)	2009/2010/2015/2016	(5)
Mr. S. Kapur	Rs. 145/2/2	20,000/1,850/130	(6)	2009/2015/2016	(6)
Mr. D. Kemp	$18.40/Rs. 4/4	20,000#/4,000#/3,120#	(7)	2015/2016/2016	(7)
Mr. V. Khare	Rs. 145/338/2/2	63,300/100,000/42,860/12,540	(5)	2009/2010/2015/2016	(5)
Mr. D. Khosla	Rs. 145/338/2/2	16,200/54,900/21,080/5,590	(5)	2009/2010/2015/2016	(5)
Mr. N. Lakhanpal	$18.40/Rs.4	50,000#/6,500#	(8)	2015/2016	(8)
Mr. V. Mathivanan	$18.40/Rs. 4	50,000#/6,500#	(8)	2015/2016	(8)
Mr. Steve Correa	Rs. 2	20,000	(9)	2016	(9)
Mr. Niket Ghate	Rs.2 /2	20,000/2,600	(10)	2016/2016	(10)
Mr. Manish Mehta	Rs. 2	20,000	(9)	2016	(9)
Mr. Rajiv Ranjan	Rs. 2	20,000	(9)	2016	(9)
Mr. Apoorva Singh	Rs. 2	12,000	(9)	2016	(9)

#ADR linked Options

(1)    In respect of the first grant, options will vest in four equal installments, i.e. 25% each year and expiry date in respect of said grant will be from 2010 to 2013. However, first vesting i.e. 25% of said grant has expired in July 2010. In respect of the second, third, fourth and fifth grants, options will vest in four equal installments, i.e. 25% each year and expiry date in respect of said four grants will be from 2011 to 2014, 2012 to 2015, 2013 to 2016, and 2016 to 2019 respectively. In respect of the last grant the options will vest in full at the end of first year and will expire in 2016.

(2)    In respect of the first four grants, options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of said four grants will be from 2011 to 2014, 2012 to 2015, 2013 to 2016 and 2014 to 2017* respectively and in respect of the last grant, the options will vest in full at the end of first year and it will expire in 2016.

*The Compensation and Remuneration Committee, in its absolute discretion, has been empowered to accelerate the vesting of unvested RSUs.

(2A) In respect of the first grant, options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of said grant will be from 2016 to 2019. In respect of the last grant, the options will vest in full at the end of first year and it will expire in 2016.

(3) In respect of the first grant, options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of the said grant will be from 2015 to 2018*. In respect of the second grant, the RSUs will vest in two equal installments i.e. 50% each year and expiry date in respect of the said grant will be from 2015 to 2016*.

*As per the terms of his appointment, vesting of unvested RSUs and equity linked options can be accelerated on happening of certain circumstances. In respect of last grant, the options will vests in full at the end of first year and it will expire in 2016.

(4) In respect of the first five grants, options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of the first three grants will be from 2011 to 2014, 2012 to 2015, 2012 to 2015 respectively and expiry date in respect of the fourth and the fifth grant will be from 2014 to 2017*.

*The Compensation and Remuneration Committee, in its absolute discretion, has been empowered to accelerate the vesting of unvested RSUs and equity linked options in certain circumstances.

In respect of the sixth grant, options will vest in two equal installments i.e. 50% each year and expiry date in respect of said grant will be from 2015 to 2016.

In respect of the last grant, the options will vests in full at the end of first year and it will expire in 2016.

(5)          In respect of the first grant, options will vest in four equal installments, i.e. 25% each year and expiry date in respect of the said grant will be from 2009 to 2012. However, the first and second vesting i.e. 25% each of said grant has expired in 2009 and 2010, respectively. In respect of the second grant, options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of the said grant will be from 2010 to 2013. However, first vesting i.e. 25% of the said grant has expired in October 2010. In respect of the third grant, options will vest in two equal installments, i.e. 50% each year and expiry date in respect of said grant will be from 2015 to 2016.In respect of the last grant, the options will vest in full at the end of the first year and it will expire in 2016.

(6)          In respect of the first grant, options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of the said grant will be from 2009 to 2012. However,  the first and second vesting i.e. 25% each of said grant has expired in 2009 and 2010, respectively. In respect of second grant, options will vest in two equal installments, i.e. 50% each year and expiry date in respect of said grant will be from 2015 to 2016. In respect of last grant, the options will vest in full at the end of first year and it will expire in 2016.

(7)          In respect of the first grant, options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of the said grant will be from 2015 to 2018 and in respect of the second grant, the options will vest in three installments, i.e. 30%, 30% and 40% each year, and expiry date in respect of the said grant will be from 2016 to 2018. In respect of the last grant, the options will vest in full at the end of first year and it will expire in 2016.

(8)          In respect of thefirst grant, options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of the said grant will be from 2015 to 2018. In respect of the last grant, the options will vest in full at the end of the first year and it will expire in 2016.

(9)          The options will vest in full at the end of the first year and it will expire in 2016.

(10)    In respect of the first grant, the options will vest in three installments, i.e. 30%, 30% and 40% each year, and expiry date in respect of the said grant will be from 2016 to 2018. In respect of the last grant, the options will vest in full at the end of first year and it will expire in 2016.

6.C. Board Practices

Board Composition

As per the provisions of the Articles of Association of the Company, our Board shall be comprised of not less than three directors and not more than twelve directors, Our current strength of the Board is twelve directors. Further our Articles of Association also provides that Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni, being nominees of the NKP Group, GKP Group and AKP Group respectively, are permanent directors of the Company. Mr. Gajendra K. Patni has resigned as director of the Company with effect from February 8, 2011.

Mr. Phaneesh Murthy and Mr. Shashank Singh have been appointed as an Additional Directors of the Company and shall hold their office till the ensuing Annual General Meeting unless re-appointed.

Pursuant to the provisions of the Articles of Association, two thirds of the total Board of Directors of the Company will retire by rotation but be eligible for reappointment. Out of this two-thirds, one-third will be retiring at every Annual General Meeting but eligible for re-election can be reappointed at such AGM. Accordingly, Dr. Michael A. Cusumano’s term of office expires in 2013, but he is eligible for reappointment. Mr. Arun Duggal’s term of office expires in 2011, but he is eligible for reappointment. Mr. Pradip Shah’s term of office expires in 2011, but he is eligible for reappointment. Mr. Ramesh Venkateswaran’s term of office expires in 2012, but he is eligible for reappointment. Mr. Louis T. van den Boog ceased to be an Executive Director with effect from February 20, 2009 but he continues to be Non-Executive Director on the Board of the Company, liable to retire by rotation. Mr. van den Boog’s term of office expires in 2013, but he is eligible for reappointment. Mr. Pradip Baijal’s term of office expires in 2011, but he is eligible for reappointment. Mr. Vimal Bhandari was appointed as a Director of the Company with effect from January 15, 2010 and his term of office expires in 2012, but he is eligible for reappointment. For information regarding our board, see “Item 6.B.— Compensation -  “Service Agreements” above and “Item 10.B. Additional Information—Board of Directors

Board Committees

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

Compensation and Remuneration Committee

The Compensation and Remuneration Committee members are Mr. Ramesh Venkateswaran (Chairman), Dr. Michael Cusumano (Member), Mr. Pradip Baijal (Member) and Mr. Jeya Kumar (Permanent invitee). The Committee has overall responsibility for approving and evaluating compensation plans, policies and programs of the CEO and senior management of the Company. The Committee shall make recommendations to the Board on Stock Option plans for all employees. The Committee shall also facilitate the recommendation of compensation for Board members.

Shareholders’/ Investors’ Grievances Committee

The Shareholders’/ Investors’ Grievances Committee members are Mr. Pradip Baijal (Chairman), Mr. Louis T. van den Boog and Mr. William O. Grabe (resigned effective February 8, 2011)  (Mr. Abhay Havaldar being the Alternate Director to him ). The Shareholders’/ Investors’ Grievances Committee, inter alia, looks into redressal of shareholders’ and investors’ complaints, issue of duplicate/split/consolidated share certificates, if any.

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

6.D. Employees

For a description of our employees, see “Item 4.B. Information on the Company—Business Overview - Human Resources.”

6.E. Share ownership

For the total number of equity shares, ADSs and options to purchase equity shares and ADSs for each director and executive officer as of February 18, 2011, see “Item 7. Major Shareholders and Related Party Transactions” and “Item 6.B. Directors, Senior Management and Employees - Compensation—Options”.

Employee Stock Option Plan

On June 30, 2003, our shareholders approved an employee stock option plan, which was later ratified after our initial public offering in India by our shareholders at the annual general meeting on June 29, 2004. Under the plan, we may issue up to 11,142,085 equity shares of Rs. 2 each to our eligible employees and directors and those of our subsidiaries. The plan is administered by the Compensation and Remuneration Committee of our Board of Directors

As of February 18, 2011, options to purchase 6,214,023 equity shares were outstanding.

Details regarding various grants to employees and directors are set out below:

									Shares allotted (including
									underlying shares allotted
									pursuant to exercise of
									ADR Linked Options) up to
	No. of options granted					No. of options Vested			February 18, 2011 pursuant to
Description of Grant	Equity Linked		ADR Linked		RSUs	Equity Linked	ADR Linked	RSUs	exercise of options
Grant as on September 1, 2003 to employees	2,743,400		—		—	96,328	—	—	2,045,900
Grant as on July 1, 2004 to certain of our directors	100,000		—		—	30,000	—	—	55,000
Grant as on October 1, 2004 to employees	2,758,232		—		—	535,542	—	—	1,108,150
Grant as on April 1, 2005 to employees and directors	190,000		—		—	51,000	—	—	26,500
Grant as on October 1, 2005 to employees	670,710		—		—	283,139	—	—	45,729
Grant as on January 2, 2006 to employees	288,000		—		—	75,000	—	—	11,000
Grant as on April 1, 2006 to employees and directors	345,000		—		—	65,000	—	—	5,700
Grant as on May 5, 2006 to employee	350000	(1)	—		—	—	—	—	350,000
Grant as on Ju1y 1, 2006 to employees and directors	170,000		—		—	—	—	—	165,000
Grant as on October 3, 2006 to employees	840,750		—		—	259,851	—	—	89,435
Grant as on April 2, 2007 to employees	191,000		129,000		—	3,500	46,750	—	13,250
Grant as on April 24, 2007 to directors	30,000		—		—	18,750	—	—	—
Grant as on November 26, 2007 to employees	—		25,000		—	—	—	—	—
Grant as on January 2, 2008 to employees	657,000		—		—	101,650	—	—	183,780
Grant as on January 2, 2008 to employees	—		152,950		—	190,945	47,249	—	13,302
Grant as on November 25, 2008 to employees & Director	—		—		596,000	—	—	—	346,000
Grant as on November 25, 2008 to employees & Director	350,000		—		—	—	—	—	200,000
Grant as on January 8, 2009 to employees	—		20,000		—	—	—	—	—
Grant as on March 10, 2009 to employees	1,500,000		—		350,000	375,000	—	175000	—
Grant as on July 6, 2009 to employees	—		203,905	#	1,072,890	—	57,833	376,989	801,117
Grant as on August 26, 2009 to employees	119,600		175,000		—	5,500	43,750	—	—
Grant as on November 03, 2009 to employees	—		15,000		—	—	3,750	—	—
Grant as on February 10, 2010 to directors	55,000		2,500		—	—	—	—	—
Grant as on March 3, 2010 to employees	—		10,000	#	90,000	—	—	—	—
Grant as on August 2, 2010 to employees	—		4,000	#	43,000	—	—	—	—
Grant as on October 1, 2010 to employees & directors	—		125,515	#	553,910	—	1,070	—	—
Grant as on November 1, 2010 to employees	—		—		60,000	—	—	—	—
Grant as on December 10, 2010 to employees	—		—		12,000	—	—	—	—
Grant as on December 21, 2010 to employees	—		—		6,000	—	—	—	—

(1)   Includes 200,000 performance linked options granted to Mr. Mrinal Sattawala.

# ADR linked RSUs

Our shareholders at the annual general meeting held on June 21, 2006 had approved an amendment to the Patni ESOP 2003 to enable the Company to issue up to 2,000,000 ADR linked options to the employees of the Company as well as its subsidiaries. Accordingly, the amended plan, i.e., “Patni ESOP 2003- Revised 2006” came into force with effect from June 21, 2006.

Further, at the annual general meeting held on June 26, 2008, our shareholders had approved modification/repricing of the terms of options to enable the Company to issue Restricted Stock Units (“RSUs”) at an exercise price of Rs. 2 each. Accordingly, the amended plan, i.e., “Patni ESOP 2003 (Revised 2008) came into force with effect from June 26, 2008.

Pursuant to the Patni ESOP Plan, we have been granting options to the employees and Directors (excluding promoters) of the Company and its subsidiaries from time to time. The limit of 11,142,085 equity shares, as approved earlier by our shareholders, is almost exhausted due to grant of options from time to time. In view of the same, our shareholders, at the 31st Annual General Meeting held on June 25, 2009, had approved the resolution in which our Board of Directors have authorized on behalf of the Company to issue and allot additional 8,000,000 Equity Shares of nominal value of Rs. 2/- (Two) each to the permanent employees of the Company (including Executive and Non-Executive Directors but excluding the Promoter Directors) under the ‘Patni ESOP 2003 (Revised 2009) Plan’ created by the Company for the benefit of the employees, inter alia, on the terms and conditions as set out in the said Patni ESOP Plan. It was further resolved by the shareholders that options granted to Non-Executive Directors, including Independent Directors, shall not exceed 150,000 options in a financial year and in aggregate shall not be more than 1,500,000 under the said Patni ESOP Plan.

Options have been granted with an exercise price equal to the fair market value of the equity shares on the date of grant of the options or at an exercise price of Rs 2/- per share. The options we have granted vest in a graded manner from one to four years and expire at the end of five years from the date of vesting.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

The following table provides information relating to the beneficial ownership of our equity shares (directly or in the form of ADSs) as of January 31, 2011 by:

•     each of our directors and executive officers;

•     all of our directors and executive officers as a group; and

•     each person or group of affiliated persons who is known by us to own beneficially 5% or more of our equity shares.

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, equity shares subject to options or warrants held by that person that are currently exercisable, or will become exercisable within 60 days are deemed outstanding, while the shares are not deemed outstanding for the purpose of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting or investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

The number and percentage of shares beneficially owned are based on 131,651,330 equity shares outstanding as of February 18, 2011.

Directors and Executive Officers	Number of Equity Shares	% of outstanding equity shares
Mr. Narendra K. Patni(1)	20,697,998	15.72
Mr. Gajendra K. Patni(2)	19,345,102	14.69
Mr. Ashok K. Patni(3)	20,048,102	15.23
Mr. Louis T. van den Boog(5)	144,002	0.11
Mr. Arun Duggal	5,000	0.00
Mr. Pradip Shah	25,000	0.02
Mr. Ramesh Venkateswaran	16,900	0.01
Mr. Surjeet Singh (6)	31,820	0.02
Mr. Ajay Chamania	40,855	0.03
Mr. Sunil Chitale	50,251	0.04
Mr. Satish M. Joshi	59,900	0.04
Mr. Sanjiv Kapur	950	0.00
Mr. Vijay Khare	41,300	0.03
Mr. Deepak Khosla	11,590	0.01
All Directors and Executive Officers as a Group	60,518,770	45.97
5% Shareholders
General Atlantic Mauritius Limited(4)	22,913,949	17.47

Total	83, 432,719	63.38

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

(5) Mr. van den Boog’s shareholding was acquired through previous co-investment rights in which Mr. van den Boog invested in various General Atlantic LLC investment vehicles, including one that is an investor in General Atlantic Mauritius Limited, as a result of which he has an approximate 0.2% ownership interest in General Atlantic Mauritius Limited in addition to the shareholding above.

(6) Includes 15,910 ADRs representing 31,820 equity shares

Except, as otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. Other than as set out below with respect to the proposed acquisition by iGATE, we are not aware of any arrangement, the consummation of which may at a subsequent date, result in a change in our control

As of February 18, 2011, approximately 86% of our equity shares were held in the names of 46,753 record holders with registered addresses in India.  As of February 18, 2011, there were 7 U.S. holders of record with registered addresses in the U.S. who accounted for less than 1% of our equity shares.

On January 10, 2011, Pan-Asia iGATE Solutions and iGATE Global Solutions Limited, or the Acquirers, subsidiaries of iGATE, announced, that they had entered into definitive agreements to purchase shares representing in the aggregate 63% of our current equity capital held by our major shareholders, comprising the Promoter group (Mr. Narendra Patni, Mr. Gajendra Patni and Mr. Ashok Patni) and General Atlantic Mauritius Limited, at a purchase price of Rs. 503.50 ($ 11.3) per share. The proposed acquisition of such shares is subject to regulatory approvals and other closing conditions. Additionally, on January 11, 2011, the Acquirers and iGATE made a public announcement for an open offer to acquire an additional 20.6% of our equity capital in accordance with the requirements under the Takeover Code, and the tender offer requirements under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission. Depending on the number of shares tendered and accepted in the open offer, upon the completion of such open offer, the Acquirers and iGATE may own up to 83.6% of our equity capital.

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

These transactions have comprised the following:

•      operating lease payments for residential and commercial property from these companies and the relatives of our founders, amounting to $ 82,036  $75,061and $94,687  for the years ended December 31 2008, 2009 and 2010, respectively; and

•      security deposits paid by us for operating leases, with amounts outstanding totaling $37,576 and $39,106 as of the years ended December 31, 2009 and 2010, respectively.

Additionally, we enter into various services agreement from time to time in the ordinary course of our business with General Atlantic who is our largest shareholder. Such transactions were consummated on terms we believe are equivalent to those that prevail in arm’s-length transactions.

These transactions comprise of sales transaction amounting to $ 456,729, $ 417,220 and $ 403,252 for the year ended December 31, 2008, 2009 and 2010, respectively. The amount outstanding as of December 31, 2009 and 2010 is $ 67,842 and $ 65,339 respectively.

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

Registration Rights Agreement

We have entered into a registration rights agreement with General Atlantic, certain General Electric entities, Mr. Ashok K. Patni, Mr. Gajendra K. Patni and certain of their relatives, Mr. Narendra K. Patni and iSolutions Inc. dated July 15, 2002. From 2007, General Electric has no shareholding in the Company. This agreement grants rights with respect to registration of our equity shares under the Securities Act, certain provisions of which are summarized below. Subject to limitations provided in the registration rights agreement and in lock-up agreements that certain of these shareholders have signed, these shareholders have demand registration rights and may also require us to file an unlimited number of registration statements on Form F-3 (or the equivalent) under the Securities Act when such form is available for our use.

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

Loans

We grant personal loans and advances to employees who are not executive officers to meet initial conveyance and living expenses while on travel. These loans and advances are repayable in equal installments over periods ranging from one to 60 months. Interest on these loans and advances is charged at 0% to 9%. Loans and advances outstanding as of December 31, 2009 and 2010 were $ 0.8 million and $1.1 million. There are no outstanding loans to any of our directors or executive officers.

7.C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements And Other Financial Information

The following financial statements and auditors’ report for fiscal 2010 appear under Item 18 in this Annual Report:

•      Report of Independent Registered Public Accounting Firm

•      Consolidated Balance sheets as of December 31, 2009 and 2010

•      Consolidated Statements of Income for the years ended December 31, 2008, 2009 and 2010

•      Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2008, 2009 and 2010

•      Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

•      Notes to the Consolidated financial statements

Amount of Export Sales

For the year ended December 31, 2010, we generated $ 687.0 million out of $ 701.7 million (97.9%), from the export of services out of India.

Legal Proceedings

Certain income tax related legal proceedings are pending against us. We are also involved in lawsuits and claims which arise in ordinary course of business. Please see the description of various tax proceedings in the section entitled “Taxes” under Item 5. of this Annual Report. Other than as disclosed herein, there are no such matters pending that we expect to be material in relation to our business.

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

Our Board of Directors at its meeting held on August 13, 2010 approved a special interim dividend of Rs. 63.0 per share (approximately $ 1.34 per share) .

8.B Significant Changes

On January 10, 2011, Pan Asia iGATE Solutions and iGate Global Solutions Limited, subsidiaries of iGATE,  announced, that they had entered into definitive agreements to purchase shares representing in the aggregate 63% of our current equity capital held by of our major shareholders comprising of Promoter group (Mr. Narendra Patni, Mr. Gajendra Patni and Mr. Ashok Patni) and General Atlantic Mauritius Limited, at a purchase price of Rs. 503.50 ($ 11.3) per share. The proposed acquisition of such shares is subject to regulatory approvals and other closing conditions. Additionally, on January 11, 2011, the Acquirers and iGATE made a public announcement for an open offer to acquire an additional 20.6% of our equity capital in accordance with the requirements under the Takeover Code, and the tender offer requirements under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission.

Depending on the number of shares tendered and accepted in the open offer, upon the completion of such open offer, the Acquirers and iGATE may own up to 83.6% of our equity capital.  Under the recently amended Indian regulations and listing agreements with the Indian stock exchanges, we are required to maintain a minimum public shareholding of 25%, and equity shares held by, among others, any member of our promoter or promoter group or ADSs issued by the depositary are not considered a part of the public float.  The Acquirers and iGATE have stated in the public announcement that they shall take necessary steps to facilitate compliance with the minimum public requirements under the relevant regulations, and have also stated that, subject to certain conditions, they may consider exploring the option to delist the shares of the Company.

In the public announcement, the Acquirers and iGATE have also stated that they reserve the right to streamline/restructure our operations, assets, liabilities and/or business, through an arrangement/reconstruction, restructuring, merger (including but not limited to merger with themselves or any of their subsidiaries), demerger/delisting of our shares and/or sale of assets at a later date. They have stated that such decisions will be taken by their and/or our respective board of directors in accordance with applicable law, pursuant to business requirements from time to time.  iGATE has stated that Viscaria Limited, a company backed by funds advised by Apax Partners, will make an investment in iGATE in order to facilitate the acquisition.  In addition, iGATE has stated that is has secured other financing to fund the purchase.

Pursuant to such agreements, until the completion of the share purchase transactions, certain changes were to be made to our board of directors.  Accordingly, Mr. Gajendra K. Patni and Mr, William O. Grabe have resigned from our board of directors with effect from February 8, 2011, and Mr. Phaneesh Murthy and Mr. Shashank Singh have been appointed as additional directors with effect from February 8, 2011.  Also, as stated in the public announcement for the open offer, upon completion under the share purchase agreement with the Promoter group (comprising Mr. Narendra Patni, Mr. Gajendra Patni and Mr. Ashok Patni), three nominees of such Promoter group will resign from our board of directors and the nominees of the Acquirers will be appointed as directors.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Our equity shares have been listed and traded on the Bombay Stock Exchange Limited, or BSE, and the National Stock Exchange of India Limited, or NSE, since February 25, 2004. The prices for equity shares as quoted in the official list of each of the Indian Stock Exchanges are expressed in rupees. Our ADSs evidenced by American Depositary Receipts, or ADRs, are traded in the United States on the New York Stock Exchange, or NYSE. Our ADSs commenced trading on the NYSE on December 8, 2005. Each ADS represents two equity shares. The number of our outstanding equity shares (including the underlying shares for ADSs) as of February 18, 2011, was 131,651,330. As of February 18, 2011, there were 20,161,868 privately placed ADSs (representing 20,161,868 equity shares) and 7,053,873 ADSs outstanding (representing 14,107,746 equity shares).

The table below sets forth, for the periods indicated, the reported high and low quoted prices of our shares on the BSE, NSE and the NYSE: (source www.bseindia.com, www.nse-india.com, www.nyse.com,www.federalreserve.gov)

	BSE		NSE		NYSE
	High $	Low $	High $	Low $	High $	Low $

Year ended
2010	13.69	8.90	13.71	8.86	28.33	18.11
2009	10.82	1.94	10.74	1.94	21.93	4.25
2008	8.55	2.28	8.52	2.28	16.94	4.58
2007	13.96	7.62	14.59	7.55	28.30	14.59
2006	11.13	5.92	11.12	5.90	25.10	11.81

2010
First Quarter	12.94	9.53	12.96	9.51	26.41	18.49
Second Quarter	13.69	10.31	13.71	10.67	28.33	21.25
Third Quarter	13.46	8.90	11.97	8.86	24.59	18.11
Fourth Quarter	11.37	9.31	11.36	9.26	22.51	19.02

2009
First Quarter	2.96	1.94	2.94	1.94	6.10	4.25
Second Quarter	5.78	2.63	5.78	2.59	11.94	5.20
Third Quarter	10.10	4.97	10.11	4.96	19.00	9.89
Fourth Quarter	10.82	8.09	10.74	1.94	21.93	17.50

Month ended
August 2010	11.94	9.52	11.94	9.30	23.31	19.05
September 2010	10.20	8.99	10.25	8.96	20.00	18.11
October 2010	10.82	9.40	10.93	9.38	21.80	19.06
November 2010	11.34	9.84	11.32	9.84	22.51	20.02
December 2010	11.20	9.47	11.15	9.45	21.60	20.02
January 2011	10.54	9.73	10.80	9.72	21.60	19.71
February 2011 (through February 18, 2011)	10.39	9.82	10.43	10.02	20.40	19.92

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

The Companies (Amendment) Act of 2000 amended the Indian Companies Act and incorporated significant provisions relating to securities, options in securities and equity shares with differential rights. Further, the Indian Companies Act, as amended, has empowered the SEBI to administer provisions in so far as they relate to the issue and transfer of securities, non payment of dividends in the case of listed public companies and public companies proposing to get their securities listed and to conduct inspection of a company’s records in respect of matters relating to the issue and transfer of securities. The power to prosecute the defaulting companies in this connection with the said matter has also been vested with the SEBI. The Indian Companies Act allows for book building for public offerings of securities, buy back of securities, compulsory dematerialization of shares in an initial public offering of securities for a sum of Rs. 100 million or more, issue of sweat equity shares, provisions relating to corporate governance, making accounting standards issued by the Institute of Chartered Accountants of India mandatory and relaxing restrictions on inter-corporate investment and loans.

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

The listing of securities on recognized Indian stock exchanges is regulated by the Indian Companies Act, the SCRA, the SCRR, the SEBI Act and the listing agreements of the respective stock exchanges. Under the standard terms of stock exchange listing agreements, the governing body of each stock exchange is empowered to suspend trading of or dealing in a listed security for breach of an issuer’s obligations under such agreement, however the exchange must give prior notice to the issuer of the intention to delist the securities under the SEBI (Delisting of Equity Shares) Regulations, 2009 as amended. The provisions of SEBI (Delisting of Equity Shares) Regulations, 2009 as amended, govern voluntary and compulsory delisting of shares of Indian companies from the stock exchanges. The SEBI has the power to amend listing agreements and bye-laws of stock exchanges in India.

Listed Indian companies are required to ensure that the minimum level of public shareholding, on a continuous basis, is 25% of the total issued shares capital. If the public shareholding in a listed company is reduced to below the minimum level as specified in the SCRR, such company is required to increase its public shareholding to bring the total public shareholding to at least 25% of its issued share capital within a specified time. The listing agreements with the Indian stock exchanges provide such company any of the following methods to increase its public shareholding to the required level: (a) issuance of shares to public through a prospectus; or (b) offer for sale of shares held by promoters to public through a prospectus; or (c) sale of shares held by promoters through the secondary market with the prior approval of the specified stock exchange which may impose such conditions as it deems fit. Pursuant to the Securities Contracts (Regulation) (Amendment) Rules, 2010, notified on June 4, 2010, the SCRR was amended to define ‘public shareholding’ to refer to equity shares held by persons other than a company’s promoter, promoter group, subsidiaries and associates, and excluding shares held by a custodian against which ADRs/GDRs have been issued overseas.

The standard listing agreements require an acquirer of a listed company’s shares to comply with the disclosure and tender offer requirements under the Takeover Code. For a brief discussion on the disclosure and tender offer requirements under the Takeover Code, see “Item 10. Additional Information-Takeover Code” below.

In addition, a listed company is subject to continuing disclosure requirements pursuant to the terms of its listing agreement with the relevant stock exchange, including the requirement to publish unaudited financial statements on a quarterly basis and to inform stock exchanges immediately of any price sensitive information.

The shareholders of a listed company and the company itself are also subject to certain disclosure requirements pursuant to the terms of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, as amended. Pursuant to such requirements, any person holding more than 5% equity shares or voting rights in any listed company must disclose to the company the number of equity shares or voting rights held by such person, on becoming such a holder, within two working days of (a) the receipt of intimation of allotment of equity shares or (b) the acquisition or sale of equity shares or voting rights. Additionally, any change in such shareholding or voting rights in excess of 2% (even if such change results in the shareholding or voting rights falling below 5%) is required to be disclosed to the company within two working days of (a) the receipt of intimation of allotment of equity shares or (b) the acquisition or sale of equity shares or voting rights, as the case may be. The company is also required to disclose such information received from its shareholders within two working days of the receipt of such information to the stock exchanges on which the company’s equity shares are listed.

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

Market Wide Circuit Breakers: Market wide circuit breakers are applied to the market for movement by 10%, 15% and 20% for two prescribed market indices, whichever is breached earlier: the BSE Sensex for the BSE, or the BSE Sensex, and the Nifty for the NSE,. If any of these circuit breaker thresholds are reached, trading in all equity and equity derivatives markets nationwide is halted.

Price Bands: Price bands are circuit filters of up to 20% movements either up or down, and are applied to most securities traded in the markets, excluding securities included in the BSE Sensex and the NSE Nifty and derivatives products.

The National Stock Exchange of India Limited

The NSE was established by financial institutions and banks to provide nationwide on-line satellite linked screen-based trading facilities with market makers and electronic clearing and settlement for securities, including Government of India securities, debentures, public sector notes and units. Deliveries for trades executed “on-market” are exchanged through the National Securities Clearing Corporation Limited. The NSE commenced operations in the wholesale debt market and capital markets in 1994 and in derivatives in 2000. As of January 31, 2010, there were, 1,558 listed companies trading on the capital markets (equities) segment of the NSE. As of January 31, 2010, the market capitalization of the NSE was approximately Rs. 64,414.91 billion.

The Bombay Stock Exchange Limited

The BSE, established in 1875, is the oldest stock exchange in India and has evolved over the years into its present status as the premier stock exchange of India. BSE On-line Trading (BOLT) facilitates on-line screen based trading in securities. BOLT is currently operating in 25,000 Trader Workstations located across over 359 cities in India.. Derivatives trading commenced on the BSE in 2000. Retail trading in government securities commenced in January 2003. As of December 31,2010, the BSE had 1,298 members, comprising 215 individual members, 1,061  Indian companies and 22 Foreign Institutional Investors, or FIIs. Pursuant to the BSE (Corporatization and Demutualization) Scheme 2005 of SEBI, on August 19, 2005 the BSE was incorporated as a company under the Indian Companies Act. Only a member of the BSE has the right to trade in the stocks listed on the BSE. As of January 31, 2010 there were 5,047 listed companies trading on the BSE with an estimated total market capitalization of Rs.65,931.76 billion.

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

Securities Transaction Tax

The rates applicable on taxable securities transactions are specified below:

Taxable Securities Transaction	Rate	Payable by
Purchase of an equity share in a company or a unit of an equity oriented fund, where: (i) the transaction of such purchase is entered into on a recognized stock exchange; and (ii) the contract for the purchase of such share or unit is settled by the actual delivery or transfer of such share or unit	0.125%	Purchaser

Taxable Securities Transaction	Rate	Payable by
Sale of an equity share in a company or a unit of an equity oriented fund, where: (i) the transaction of such sale is entered into on a recognized stock exchange; and (ii) the contract for the sale of such share or unit is settled by the actual delivery or transfer of such share or unit	0.125%	Seller
Sale of an equity share in a company or a unit of an equity oriented fund, where; (i) the transaction of such sale is entered into on a recognized stock exchange; and (ii) the contract for the sale of such share or unit is settled otherwise than by the actual delivery or transfer of such share or unit	0.025%	Seller
Sale of derivatives where the transaction of such sale is entered into on a recognized stock exchange	0.017%	Seller
Sale of a unit of an equity oriented fund to the Mutual Fund	0.25%	Seller

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

10.B. Memorandum and articles of association

General

The following description of our equity shares and the material provisions of our Articles of Association, or Articles, is only a summary and is qualified in its entirety by our Articles and Memorandum and by the provisions of the Indian Companies Act which governs our affairs, and other applicable provisions of Indian law. The Ministry of Corporate Affairs, Government of India proposes to amend the existing Indian Companies Act. The draft of the amendment bill, if enacted in its current form, may result in substantial changes to the Indian Companies Act. The amendment bill has not yet been approved by the Parliament of India and the timing of such amendment is not certain as yet.

Our authorized share capital consists of 250,000,000 equity shares with a par value of Rs. 2 each. As of February 18, 2011, 131,651,330 equity shares were issued and outstanding and fully paid. On August 30, 2003 we effected a one for two stock split in the form of a stock dividend. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. Substantially all of our equity shares are in non-physical form.

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

In India, listed companies are required to declare and disclose their dividends on per share basis only. The dividend recommended by the directors, if any, and subject to the limitations described above, is required to be distributed and paid to shareholders in proportion to the paid up value of their shares as on the record date for which such dividend is payable within 30 days of the approval by the shareholders at the annual general meeting. Pursuant to the Articles, the directors have discretion to declare and pay interim dividends without shareholder approval. Under the Indian Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the annual general meeting or to his order or his banker’s order. No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of such shareholder’s shares is outstanding.

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

The SEBI Regulations prescribe that no company shall, pending conversion of convertible securities, issue any shares by way of bonus unless a similar benefit is extended to the holders of such convertible securities, through reservation of shares in proportion to the convertible part of such convertible securities. The bonus issue shall be made out of free reserves built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless partly paid-up shares, if any, are made fully paid-up. Further, for the issue of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits or debt securities issued by it. Further, a company should have sufficient reason to believe that it has not defaulted in respect of the payment of statutory dues of the employees such as contribution to a provident fund, gratuity and bonus. The issue of bonus shares must be implemented within two months from the date of approval by the Board of Directors where the decision to issue bonus shares was taken subject to shareholders’ approval. Where approval of the shareholders for capitalization of profits or reserves for making bonus issues is not required as per the Articles of Association, the bonus issue must be implemented within 15 days from the date of approval by the Board of Directors.

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

(c)          any acquirer who, together with persons acting in concert with such acquirer, has acquired 55% or more, but less than 75%, of the shares or voting rights in the shares of the company (or, where the company concerned had obtained the initial listing of its shares by making an offer of at least 10% of the issue size to the public pursuant to Rule 19(2)(b) of the SCRR, less than 90% of the shares or voting rights in the company) and who acquires any additional shares entitling him to exercise voting rights; provided that an acquirer together with persons acting in concert may acquire additional shares or voting rights entitling him to up to 5% voting rights in a company without making a public announcement if (i) the acquisition is made through open market purchase on the stock exchanges or the increase in the shareholding or voting rights of the acquirer is pursuant to a buy back of shares by the target company and (ii) the post acquisition shareholding of the acquirer and persons acting in concert does not exceed 75%.

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

The Takeover Code, subject to certain conditions specified in the Takeover Code, exempts certain specified acquisitions from the requirement of making a public offer, including, among others, the acquisition of shares (1) by allotment in a public issue or a rights issue; (2) by underwriters pursuant to an underwriting agreement; (3) by registered stockbrokers in the ordinary course of business on behalf of clients; (4) in unlisted companies; (5) pursuant to a scheme of reconstruction or amalgamation; (6) pursuant to a scheme under Section 18 of the Sick Industrial Companies (Special Provisions) Act, 1985; (7) resulting from, inter se transfers between companies belonging to the same group of companies as defined in the Monopolies and Restrictive Trade Practices Act, 1969, as amended or between relatives or between “qualifying promoters” of a publicly listed company or between qualifying Indian promoters and foreign collaborators who are shareholders; (8) by way of transmission through inheritance or succession; (9) resulting from transfers by Indian venture capital funds or foreign venture capital investors registered with SEBI, to promoters of a venture capital undertaking or venture capital undertaking pursuant to an agreement between such venture capital funds or foreign venture capital investors with such promoters or venture capital undertaking; (10) by the Government controlled companies, unless such acquisition is made pursuant to a disinvestment process undertaken by the Government or a state government; (11) change in control by takeover/restoration of the management of the borrower company by the secured creditor in terms of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002; (12) acquisition of shares by a person in exchange of equity shares received under a public offer made under the Takeover Code; and (13) in terms of guidelines and regulations relating to delisting of securities as specified by SEBI. The Takeover Code does not apply to acquisitions in the ordinary course of business by public financial institutions either on their own account or as a pledgee. An application may also be filed with the takeover panel seeking exception from the open offer requirements of the Takeover Code. Pursuant to a amendment, a listed company can apply to the SEBI to waive requirements under the Takeover Code in relation to an acquisition of a listed company in circumstances where the board of the listed company has been taken over by the Government of India and there is a plan for a transparent and competitive process for the operations of the listed company.

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

Subsequent Transfers

Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. The RBI has granted general permission to persons resident outside India to transfer shares and convertible debentures held by them to an Indian resident, subject to compliance with certain terms and conditions and reporting requirements. As a result, for a transfer between a resident and a non-resident of securities of an Indian company in the IT sector, such as ours, no prior approval of either the RBI or the Government of India is required, as long as certain conditions are met. These conditions include compliance, as applicable, with pricing guidelines, the Takeover Code, and the ownership restrictions based on the nature of the foreign investor..

Transfers between two non-residents by way of sale or gifts are not subject to RBI approvals or pricing restrictions.

Calculation of Total Foreign Investment in Indian Companies

In 2009, the Indian Government issued two press notes setting out guidelines for foreign investment in India. Press Note 2 of 2009 prescribes the guidelines for the calculation of total foreign investment (direct and indirect) in Indian companies. Press Note 3 of 2009 prescribes the transfer of ownership or control of Indian companies in sectors with caps from resident Indian citizens to non-resident entities. Additionally, Press Note 4 of 2009 clarifies the guidelines on downstream investments by Indian companies. These press notes have been consolidated by the Government of India in the FDI Policy issued by the Department of Industrial Policy & Promotion (Circular 2 of 2010) with effect from October 1, 2010. The FDI Policy is expected to be reviewed every six months

Portfolio Investment by Non-Resident Indians

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

Taxation of Distributions

Currently dividend income is exempt from tax for all shareholders (whether resident in India or not). However, the company declaring/distributing dividends is required to pay, in addition to corporate tax, a tax on dividends distributed, called dividend distribution tax at the rate of 16..6% including a surcharge of 7.5% on the total amounts distributed as dividend and an education and a Higher education cess at the rate of 2% and 1%, respectively of such tax and surcharge.

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

Any income arising from the transfer of equity shares held as long term capital asset that is subject to securities transaction tax, which is effective from October 1, 2004, shall be exempt from long term capital gains tax. Any income arising from the transfer of equity shares held as a short term capital asset, that is subject to securities transaction tax (effective from October 1, 2004), shall be taxed at a rate of 15% (effective April 1, 2008) plus a 2.5% surcharge in case of foreign companies, and an additional 2% and 1% education cess and Higher education cess respectively on tax and surcharge amount.

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

Minimum Alternate Tax (MAT)

Pursuant to the changes introduced by the Finance Bill, 2009, the corporate shareholders may be subject to a Minimum Alternate Tax (“MAT”). As per Finance Act, 2010, if the tax payable by any company (including a foreign company) is less than 18 % of its book profits, it will be required to pay MAT which will be deemed to be 19.93% of such book profits.

Further, the provisions of MAT will also be applicable to corporates from the tax year beginning April 1, 2007 claiming deduction under section 10A and 10B of the Indian Income Tax Act. (which mainly includes IT companies) and based on the provisions, corporates will be liable to pay MAT as per Finance Act, 2010 at the rate of 19.93% (including a surcharge of 7.5% and an education cess and a Higher education cess at the rate of 2% and 1%, respectively of such tax and surcharge) or tax computed as per normal provisions, whichever is higher.

Securities Transaction Tax

The Finance Act, 2004 has introduced certain new provisions with regard to taxes on the sale and purchase of securities, including equity shares. On and after October 1, 2004, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay each a Securities Transaction Tax, or STT at the rate of 0.125% of the transaction value of the securities, if a transaction is a delivery based transaction i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities, if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. Effective from April 1 2008 STT with respect to a sale and purchase of a derivative in a recognized stock exchange as follows: (i) in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.017% of the option premium; (ii)in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.017%.The STT can be set-off against business income tax, in accordance with the provisions of the Income-tax Act, provided the gains on the transactions are taxed as business income and not as capital gains.

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

U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. Federal income tax consequences to U.S holders (defined below) of purchasing, owning and disposing of equity shares and ADSs. This discussion does not purport to be a comprehensive description of all of the U.S. tax considerations that may be relevant to a particular person’s decision to acquire the equity shares or ADSs including any state, local or non-U.S. tax consequences of the ownership of the equity shares or ADSs.

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

•                  a U.S. holder whose functional currency is not the U.S. Dollar;

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

For U.S. Federal income tax purposes, holders of ADSs will be treated as the owners of equity shares represented by such ADSs. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for equity shares. A U.S. holder’s tax basis in the equity shares will be the same as the tax basis in the ADS surrendered, and the holding period in the equity shares will include the period during which the holder held the surrendered ADS.

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

Taxation of Dividends

Subject to the PFIC rules referred to below, under the U.S. Federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes). You must include the amount of any Indian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. Dividends received by an individual taxpayer during taxable years beginning before January 1,  2013 will be taxed at a maximum rate of 15%, where certain holding period and other requirements are satisfied, if such dividends constitute qualified dividend income. Qualified dividend income includes dividends paid by a Qualified Foreign Corporation, and we believe that we are, and will continue to be, a Qualified Foreign Corporation. Holders of ADSs and equity shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances. Dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

Taxation of Capital Gains

Subject to the PFIC rules referred to below, if you are a U.S. holder and you sell or otherwise dispose of your equity shares or ADSs, you will recognize capital gain or loss for U.S. Federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that you realize and your tax basis, determined in U.S. Dollars, in your equity shares or ADSs. Prior to January 1, 2013, capital gains of a non-corporate U.S. holder are generally taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations.

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

Our exposure to market risk is a function of our revenue and expense generating activities in foreign currency, the activity of investment in securities and mutual fund units and the results of our hedging strategies for foreign currency exposures. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.

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

Components of Market Risk

Exchange Rate Risk. Our exposure to market risk arises principally from exchange rate risk. We transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has fluctuated substantially in recent years and may continue to remain volatile in the future. The results of our operations can be adversely affected as the rupee fluctuates against the dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, payables and other foreign currency assets and liabilities.

We intend to reduce the effect of exchange rate fluctuations on our operating results by entering into foreign exchange forward and options contracts. As of December 31, 2010 we had outstanding forward contracts in the amount of $ 314.3 million, JPY 500.0 million ($ 6.1 million), and GBP 8.7 million ($ 13.5 million). As of December 31, 2009 we had outstanding forward contracts in the amount of $ 309.6 million, JPY 875.0 million ($ 9.5 million), and GBP 2.9 million ($ 4.8 million) and outstanding currency purchased options in the amount of $ 10.0 million.    These contracts typically mature within 1-29 months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these instruments only for hedging purposes. Despite these contracts we may not be able to insulate ourselves adequately from all foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such contracts may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies.

Based upon a sensitivity analysis of our foreign exchange forward contracts at December 31, 2010, which estimates the fair value of the contracts based upon market exchange rate fluctuations, every Rs 1 increase / decrease in the spot exchange rate of Indian Rupee with U.S. dollar with all other variables held constant would have resulted in a change in the fair value of approximately $7.0  million of the outstanding contracts..

Interest Rate Risk. Our surplus cash resources are typically invested in liquid mutual fund units, units in other debt mutual funds in India, and sweep funds in U.S. These investments are exposed to interest rate risk whereby any increase in interest rates may decrease the fair value of the investments. We attempt to reduce this risk by investing in funds with shorter durations and by adequately diversifying our investments.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Modification in the rights of security holders

During 2008, at the annual general meeting held on June 26, 2008, our shareholders had approved modification/repricing of the terms of options to enable the Company to issue Restricted Stock Units (“RSUs”). Accordingly, the amended plan, i.e., “Patni ESOP 2003 (Revised 2008) came into force with effect from June 26, 2008.

At the annual general meeting held on June 25, 2009, our shareholders approved a resolution by which our Board is authorized on behalf of the Company to issue and allot an additional 8,000,000 equity shares of nominal value of Rs. 2/- (two) each to the permanent employees of the Company (including executive and non-executive directors but excluding the promoter directors) under the ‘Patni ESOP 2003 (Revised 2009)’ Plan created by the Company for the benefit of the employees, on the terms and conditions as set out in such ESOP Plan.

It was also resolved by our shareholders that options granted to non-executive directors, including independent directors, shall not exceed 150,000 options in a financial year and in aggregate shall not be more than 1,500,000 under the said Patni ESOP 2003 (Revised 2009) Plan.

During 2010 there were no modifications to the rights of the security holders.

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

As of December 31, 2010, US $ 97.8 million had been utilized for capital expenditure for office facilities and the balance $ 19.2 million remained as cash and cash equivalents pending utilization.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

As of the end of the period covered by this Annual Report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended).Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2010, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management, including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations (COSO)  of the Treadway Commission in “Internal Control-Integrated Framework”. This assessment included an evaluation of the design and operation of internal controls over financial reporting. Based on this assessment, the management concluded that, as of December 31, 2010, the Company has maintained effective internal controls over financial reporting.

Our independent registered public accounting firm, KPMG, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2010.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Patni Computer Systems Limited:

We have audited Patni Computer Systems Limited and its subsidiaries’ (‘the Company’) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and comprehensive income/(loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 25, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Mumbai, India

February 25, 2011

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees for professional audit services rendered by KPMG for the audit of the Company’s annual financial statements for 2009 and 2010, and fees billed for other services rendered by KPMG.

Fiscal Year Ended December 31,	Audit Fees	Tax Fees	All Other Fees	Total Fees
		(Amounts in $)
2009	615,849	258,494	107,704	982,047
2010	667,519	174,309	—	841,828

Audit fees

Audit fees represents fees for professional services in connection with the audit of Company’s annual consolidated financial statements and reviews of interim financial statements, report concerning internal control over financial reporting and attestation.

Tax fees

Services provided primarily consist of transfer pricing, tax compliance, assistance with tax examinations and corporate tax advisory services.

All other fees

Services provided primarily consist of quality review in respect of IT applications of the company and other certifications.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

During fiscal 2010 and 2009, there were no purchases made by or on behalf of us or any affiliated purchaser of shares of any class of our securities that are registered pursuant to Section 12 of the U.S. Securities and Exchange Act, 1934, as amended.

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

•          Each listed company must have disclosed whether their Board of Directors has identified an audit committee financial expert (as defined under applicable rules of the SEC), and if not the reasons why the board has not done so

We comply with this standard. Our Audit Committee comprises of three members all being “independent directors” within the meaning established by the NYSE. All the Committee members are financially literate and the Audit Committee has identified Mr. Arun Duggal as a financial expert (as defined under applicable rules of the SEC) The Committee has a written charter that addresses the Committee’s purpose and responsibilities. The charter and Clause 49 of the Indian Listing Agreements address the duties, role and responsibilities of the Audit Committee.

The Audit Committee also meets separately, quarterly, with management, with internal auditors and with independent auditors and reviews with the independent auditors any audit problems or difficulties and management’s response, if any.

The Audit Committee reports regularly to the Board of Directors.

.

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

Each listed company must have an internal audit function.	We comply with this standard as we have an internal audit function.
Compensation Committee

Standard NYSE Practices	Our Practice
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

.
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

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statement and auditors report for fiscal 2010 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

•       Report of Independent Registered Public Accounting Firm.

•       Consolidated Balance Sheets as of December 31, 2009 and 2010.

•       Consolidated Statements of Income for the years ended December 31,  2008, 2009 and 2010

•       Consolidated Statements of Stockholders Equity and Comprehensive Income for the years ended December 31, 2008, 2009 and 2010.

•       Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010.

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
Date: February 25, 2011

Patni Computer Systems Limited and subsidiaries

Consolidated financial statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Patni Computer Systems Limited:

We have audited the accompanying consolidated balance sheets of Patni Computer Systems Limited and its subsidiaries (‘the Company’) as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and comprehensive income/(loss), and cash flows for each of the years in the three year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Mumbai, India
February 25, 2011

Patni Computer Systems Limited and subsidiaries

Consolidated Balance Sheets

	As of
	December 31, 2009	December 31, 2010
Assets
Current assets
Cash and cash equivalents	$63,459,115	$78,734,320
Investments	375,858,138	280,549,767
Investment held to maturity	—	3,087,383
Accounts receivable, net	109,409,586	121,617,345
Unbilled revenue	19,737,311	30,730,943
Advance income taxes	5,548,939	4,325,109
Deferred income taxes	9,418,969	35,541,868
Prepaid Expenses	2,837,972	3,652,617
Other current assets	16,695,605	18,313,620
Total current assets	$602,965,635	$576,552,972
Advance income taxes	$3,827,873	$4,583,402
Deferred income taxes	28,732,581	16,621,609
Investments held to maturity	8,340,628	—
Investment in equity affiliate	—	488,922
Other assets	26,528,426	36,410,401
Property, plant and equipment, net	142,052,207	136,236,454
Intangible assets, net	22,894,791	32,228,529
Goodwill	65,838,531	69,661,458
Total assets	$901,180,672	$872,783,747
Liabilities and shareholders’ equity
Current liabilities
Capital lease obligation	$112,399	$82,894
Trade accounts payable	5,789,789	5,886,033
Billings in excess of costs and estimated earnings on uncompleted contracts	5,717,820	17,921,494
Income taxes payable	6,366,552	2,987,781
Accrued expenses	56,284,760	60,436,873
Other current liabilities	35,982,087	35,510,906
Total current liabilities	$110,253,407	$122,825,981
Capital lease obligations excluding current portion	$90,681	$135,743
Other liabilities	21,212,168	22,407,381
Income taxes payable	21,485,864	26,598,830
Deferred income taxes	1,104,920	980,728
Total liabilities	$154,147,040	$172,948,663
Commitments and contingencies
Shareholders’ Equity
Common shares Rs. 2 par value; Authorized 250,000,000 shares (Issued and outstanding; 129,126,032 shares and 131,419,080 shares as of December 31, 2009 and 2010 respectively).	$5,715,509	$5,814,923
Additional paid-in capital	276,475,303	296,028,439
Retained earnings	485,732,388	402,469,572
Accumulated other comprehensive income /(loss)	(20,889,568)	(4,477,850)
Total shareholders’ equity	$747,033,632	$699,835,084
Total liabilities and shareholders’ equity	$901,180,672	$872,783,747

See accompanying notes to the consolidated financial statements

Patni Computer Systems Limited and subsidiaries

Consolidated Statements of Income

	Year ended December 31,
	2008	2009	2010
Net Revenues	$718,884,103	$655,918,121	$701,698,639
Cost of revenues	491,266,302	421,309,231	455,947,376
Gross profit	227,617,801	234,608,890	245,751,263

Selling, general and administrative expenses	131,056,061	122,010,352	134,106,175
Provision for doubtful debts and advances	1,625,595	2,266,983	618,519
Foreign exchange (gain)/loss, net	18,358,897	9,692,857	(22,009,042)

Operating income	76,577,248	100,638,698	133,035,611

Other income/(expense)
Interest and dividend income	13,001,582	11,223,406	13,392,717
Interest expense	(1,744,367)	(1,494,179)	(1,052,748)
Interest expense reversed (refer note 11)	6,497,329	2,807,576	1,064,244
Gain on sale of investments, net	9,731,648	9,468,467	5,603,125
Equity in losses of affiliate	—	—	(110,332)
Other (expense)/income, net	2,561,206	1,894,684	582,578

Income before income taxes	106,624,646	124,538,652	152,515,195
Income taxes	5,203,401	4,758,887	19,336,313

Net income	$101,421,245	$119,779,765	$133,178,882
Earnings per share
Basic	$0.75	$0.93	$1.02
Diluted	$0.75	$0.92	$0.99
Weighted average number of common shares used in computing earnings per share
Basic	135,590,677	128,254,916	130,101,442
Diluted	135,760,422	130,241,085	133,848,374

See accompanying notes to the consolidated financial statements.

Patni Computer Systems Limited and subsidiaries Consolidated Statements of Shareholders’ Equity and Comprehensive Income/(Loss) for the years ended December 31, 2008, 2009 and 2010

(in $ except share data)

	Common shares		Additional Paid-	Retained	Comprehensive	Accumulated Other Comprehensive	Shareholders’
	Shares	Par value	In-Capital	Earnings	Income/ (loss)	Income/ (loss)	Equity
Balance as of January 1, 2008	139,009,409	$6,158,044	$313,350,315	$285,238,586		$76,217,156	$680,964,101
Issuance of equity shares on exercise of options	52,680	2,634	188,325				190,959
Purchase of Common Stock	(10,957,082)	(488,548)	(52,573,794)				(53,062,342)
Tax benefit arising on exercise of stock options			16,121				16,121
Compensation cost related to employee stock option plan			3,897,210				3,897,210
Cash dividend on common shares (including corporate dividend tax)				(11,444,013)			(11,444,013)
Comprehensive income
Net income				101,421,245	101,421,245		101,421,245
Other comprehensive income:
Translation adjustment					(119,927,020)		(119,927,020)
Unrealised gain on investments, net of tax benefit of $ 257,690					(1,828,525)		(1,828,525)
Unrealised losses on derivative instruments:
Unrealised holding gains (losses) arising during the year, net of tax credit of ($2,201,998)					(42,542,853)		(42,542,853)
Less: Reclassification adjustment included in net income					12,068,379		12,068,379
Actuarial gain related to pension and other postretirement benefits, net of tax of $195,797					1,202,993		1,202,993
Comprehensive income/(loss)					(49,605,781)	(151,027,026)

Patni Computer Systems Limited and subsidiaries Consolidated Statements of Shareholders’ Equity and Comprehensive Income/(Loss) for the years ended December 31, 2008, 2009 and 2010 (Continued)

(in $ except share data)

	Common shares		Additional Paid-	Retained	Comprehensive	Accumulated Other Comprehensive	Shareholders’
	Shares	Par value	In-Capital	Earnings	Income/ (loss)	Income/ (loss)	Equity
Balance as of December 31, 2008	128,105,007	$5,672,130	$264,878,177	$375,215,818		$(74,809,870)	$570,956,255
Issuance of equity shares on exercise of options	1,021,025	43,379	5,473,984				5,517,363
Tax benefit arising on exercise of stock options			814,537				814,537
Compensation cost related to employee stock option plan			5,308,605				5,308,605
Cash dividend on common shares (including corporate dividend tax)				(9,263,195)			(9,263,195)
Comprehensive income
Net income				119,779,765	119,779,765		119,779,765
Other comprehensive income:
Translation adjustment					27,702,545		27,702,545
Reclassification of unrealised gain on investments, net of tax expense of $301,521 to net income					(3,944,229)		(3,944,229)
Unrealised losses on derivative instruments:
Unrealized holding gains or (losses) arising during the year, net of tax benefit of $20,446					12,330,273		12,330,273
Less: Reclassification adjustment included in net income					18,199,724		18,199,724
Actuarial losses related to pension and other postretirement benefits, net of tax of benefit of $167,523					(368,011)		(368,011)
Comprehensive income/(loss)					53,920,302	53,920,302	—
Balance as of December 31, 2009	129,126,032	$5,715,509	$276,475,303	$485,732,388		$(20,889,568)	$747,033,632

See accompanying notes to the consolidated financial statements.

Patni Computer Systems Limited and subsidiaries Consolidated Statements of Shareholders’ Equity and Comprehensive Income/(Loss) for the years ended December 31, 2008, 2009 and 2010 (Continued)

(in $ except share data)

	Common shares		Additional Paid-	Retained	Comprehensive	Accumulated Other Comprehensive	Shareholders’
	Shares	Par value	In-Capital	Earnings	Income/ (loss)	Income/ (loss)	Equity
Balance as of January 1, 2010	129,126,032	$5,715,509	$276,475,303	$485,732,388		$(20,889,568)	$747,033,632
Issuance of equity shares on exercise of options	2,293,048	99,414	9,597,882				9,697,296
Tax benefit arising on exercise of stock options			1,329,790				1,329,790
Compensation cost related to employee stock option plan			8,625,464				8,625,464
Cash dividend on common shares (including corporate dividend tax)				(216,441,698)			(216,441,698)
Net income				133,178,882	133,178,882		133,178,882
Other comprehensive income:
Translation adjustment					18,030,051		18,030,051
Reclassification of gain on investments, net of tax expense of $117,520 to net income					(1,151,145)		(1,151,145)
Unrealized losses on derivative instruments:
Unrealized holding gains or (losses) arising during the year, net of tax benefit of $1,955,555					11,440,147		11,440,147
Less: Reclassification adjustment included in net income					(10,979,172)		(10,979,172)
Actuarial losses related to pension and other postretirement benefits, net of tax benefit of $315,316					(928,163)		(928,163)
Comprehensive income/(loss)					16,411,718	16,411,718
Balance as of December 31, 2010	131,419,080	$5,814,923	$296,028,439	$402,469,572		$(4,477,850)	$699,835,084

See accompanying notes to the consolidated financial statement

Patni Computer Systems Limited and subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31,
	2008	2009	2010
Operating activities
Net income	$101,421,245	$119,779,765	$133,178,882
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of fixed assets and intangible assets	27,711,972	26,251,592	28,446,543
Deferred taxes	(9,215,965)	(8,865,238)	(14,851,549)
Provision for doubtful debts and advances	1,625,595	2,266,983	618,519
(Gain)/loss on sale of property, plant and equipment, net	(371,526)	252,091	7,330
Gain on sale of investments, net	(9,731,648)	(9,468,467)	(5,603,125)
Equity in losses of affiliate	—	—	110,332
Compensation cost related to employee stock option plan	3,897,210	5,308,605	8,625,464
Deferred roll-over gains relating to cash flow hedges	—	4,192,350	(129,712)
Changes in assets and liabilities
Accounts receivable	9,987,054	3,397,331	(8,899,314)
Unbilled revenue	(3,289,128)	12,087,746	(10,569,827)
Other current assets	21,015,540	(7,703,814)	(7,507,011)
Other assets	(1,675,575)	3,150,343	(1,006,840)
Trade accounts payable	(958,041)	(484,602)	(272,604)
Billings in excess of costs and estimated earnings on uncompleted contracts	3,081,643	(460,188)	12,008,131
Taxes payable	(8,427,949)	(5,983,096)	1,734,299
Excess tax benefit arising on exercise of stock options	(16,121)	(814,537)	(1,329,790)
Tax benefit on exercise of stock options	14,739	451,624	855,229
Accrued expenses	9,463,589	(864,618)	2,165,155
Other current liabilities	14,263,756	(4,380,795)	(1,915,114)
Other liabilities	(9,453,334)	(906,890)	909,191
Net cash provided by operating activities	$149,343,056	$137,206,185	$136,574,189
Investing activities
Purchase of property, plant and equipment	(43,362,388)	(18,983,035)	(11,582,665)
Proceeds from sales of property, plant and equipment	3,841,641	271,783	491,697
Purchase of investments	(973,062,275)	(1,118,436,952)	(1,869,833,925)
Proceeds from sale of investments	977,051,287	1,004,449,630	1,987,639,350
Investments in equity affiliate	—	—	(585,844)
Payments for acquisition, net of cash acquired	—	—	(7,174,705)
Payments for acquisition of technology related intangibles	—	—	(12,363,600)
Net cash provided/(used) in investing activities	$(35,531,735)	$(132,698,574)	$86,590,308

See accompanying notes to the consolidated financial statements.

Patni Computer Systems Limited and subsidiaries

Consolidated Statements of Cash Flows (Continued)

	Year ended December 31,
	2008	2009	2010
Financing activities:
Payment of capital lease obligations	(293,418)	(225,174)	(213,545)
Dividend on common shares	(9,778,450)	(7,911,016)	(185,560,361)
Corporate Dividend tax paid	(1,662,387)	(1,345,596)	(30,856,050)
Proceeds from common shares issued	190,958	5,517,363	9,697,296
Purchase of Common Stock	(53,062,342)	—	—
Excess tax benefit arising on exercise of stock options	16,121	814,537	1,329,790
Net cash used in financing activities	$(64,589,518)	$(3,149,886)	$(205,602,870)
Effect of exchange rates changes on cash and cash equivalents	(21,709,325)	1,962,932	(2,286,422)
Net increase in cash and cash equivalents	49,221,803	1,357,726	17,561,627
Cash and cash equivalents at the beginning of the year	32,625,979	60,138,457	63,459,115
Cash and cash equivalents at the end of the year	$60,138,457	$63,459,115	$78,734,320
Supplemental disclosure of cash flow information:
Interest paid	$50,302	$41,757	$48,826
Income taxes paid	$16,993,377	$23,303,213	$31,509,137
Non cash investing and financing activities:
Additions to property, plant and equipment, represented by capital lease obligations	$149,745	$57,624	$156,577
Property, plant and equipment acquired on credit	$3,158,568	$3,348,904	$482,604

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

In July, 2007, Patni USA, acquired 100% equity in Patni Life Sciences Inc. (formerly known as Taratec Development Corporation), a company incorporated in New Jersey, USA, for consideration in cash. Effective October 1, 2010, Patni Life Sciences Inc. has been merged with Patni USA. Patni Computer Systems Brasil, Ltd a 100% owned subsidiary of Patni incorporated in Brazil has been dissolved in October 2010. Further, Patni also has foreign branch offices in the USA, Japan, Sweden, Finland, Korea, Netherland, Australia, UAE, South Africa, Canada, Turkey, Ireland, Romania and Switzerland. In March 2008, Patni through it’s wholly owned subsidiary Patni UK incorporated a subsidiary in Czech Republic named Patni Computer Systems (Czech) s.r.o. In December 2008, Patni has set up a subsidiary in Mexico named PCS Computer Systems Mexico, SA de CV.  In June 2009, Patni has set up a subsidiary in Singapore named Patni (Singapore) Pte Ltd. In June 2010, Patni USA acquired CHCS Services Inc., (“CHCS”) a company incorporated in Florida, U.S.A, for consideration in cash. In June 2010, Patni (Singapore) Pte Limited has set up a 100% subsidiary in Japan named Patni Computer Systems Japan Inc. In August 2010 Patni (Singapore) Pte Limited has set up a 100% subsidiary in China named Patni Computer Systems (Suzhou) Co., Ltd. In July 2010, CHCS Services Inc., opened a branch office in Noida, India. In August 2010, Patni UK opened a branch office in Ireland. In June 2010, Patni Computer Systems Japan Inc. entered into Joint Venture Agreement (49% ownership interest) with J R Kyushu System Solutions Inc. The Joint Venture Company J R Kyushu Patni Systems Inc. has been incorporated on July 1, 2010.

1.3                                 Patni together with its subsidiaries (collectively, “Patni Group” or “the Company”) is engaged in IT consulting, software development and Business Process Outsourcing (“BPO”).  The Company provides multiple service offerings to its clients across various industries comprising financial services, insurance services, manufacturing, retail and distribution, communications, media and utilities and technology practice (comprising of product engineering services). The various service offerings comprise application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, quality assurance services and BPO services.

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

2.3                                 Equity accounted investments are entities in respect of which, the Company has significant influence, but not control, over the financial and operating policies. Generally, a Company has a significant influence if it holds between 20 and 50 percent of the voting power of another entity. Investments in such entities are accounted for using the equity method (equity accounted affiliates) and are initially recognized at cost.

Accounting estimates

2.4                                 The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates relate to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, future obligations under employee retirement and benefit plans including incentives, useful lives of property, plant and equipment and intangible assets, estimate of future cash flows used in assessing impairment, deferred tax assets and liabilities and provisions for contingencies and litigation.

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

Revenue and cost recognition

2.5                                 The Company derives its revenues primarily from software services and to a lesser extent from BPO services. Revenue is recognized when there is persuasive evidence of a contractual arrangement with customers, delivery has occurred, the sales price is fixed or determinable and collectability is probable. Software services are provided either on a fixed price, fixed time frame or on a time and material basis. Revenue with respect to time-and-material contracts are recognized as related services are performed. The Company’s fixed price contracts include application maintenance and support services, on which revenue is recognized ratably over the term of maintenance. Revenue with respect to other fixed price contracts is recognized on a percentage of completion basis. The input (cost expended) method has been used because management considers this to be the best available measure of progress on these contracts as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

2                                   Summary of significant accounting policies (Continued)

Revenue and cost recognition (Continued)

are recorded in the period in which such losses become probable based on the current contract estimates.

2.6                                 The asset, “Unbilled revenue”, represents revenues recognized in excess of amounts billed.  These amounts are billed after the milestones specified in the agreement are achieved.  The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts”, represents billings in excess of revenues recognized.

2.7                                 Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred.  These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified period.  The costs to be deferred are limited to the extent of future contractual revenues.  Further, revenue attributable to set up activities is deferred and recognized systematically over the periods that the related fees are earned, as services performed during such period do not result in the culmination of a separate earnings process.

Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained, are not included in contract costs before the receipt of the contract. However, such costs are deferred, subject to the evaluation of their probable recoverability.

2.8                                 Warranty costs on sale of services are accrued based on management’s estimates and historical data at the time related revenues are recorded.

2.9                                 The Company grants volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, as per the terms of the contract. These discounts are earned only after the customer has provided a specified cumulative level of revenues in the specified period. The Company reports revenues net of discounts offered to customers.

The Company estimates the total number of customers that will ultimately earn these discounts, based on which a portion of the revenue on the related transactions is allocated to the services that will be delivered in the future.

Reimbursements of out of pocket expenses received from customers have been included as a component of revenues.

2.10                           Revenues from BPO Services are derived from both time-based and transaction-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contracts with the customer.

2.11                           The Company reports taxes assessed by governmental authorities which are directly imposed on revenue producing transactions on a net basis.

Advertising cost

2.12                                 Advertising costs incurred during the year have been expensed. The total amount of advertising costs expensed was $1.6 million, $1.34 million and $2.45 million for the years ended December, 31, 2008, 2009 and 2010, respectively.

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

Cash and cash equivalents

2.13                           The Company considers investments in highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents comprise cash and deposits with banks.

Investments

2.14                           Management determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designation at each balance sheet date.  At December 31, 2009 and 2010, investment securities were classified as available-for-sale or held to maturity. The investment securities classified as available-for-sale consists of units of mutual funds and other investments. Other investments primarily consists of certificate of deposit with banks, which are carried at fair value. Held to maturity securities consist of investment made by the Company in term deposits issued by the Government of India.

2.15                           Available-for-sale securities are carried at fair market value with unrealized gains and losses, net of deferred income taxes, reported as a separate component of other comprehensive income in the statement of shareholders’ equity and comprehensive income/(loss). The fair values represent either the quoted market prices for the investments at balance sheet date where available or Net Asset Value (“NAV”) as stated by the issuers of these mutual fund units in the published statements.  NAVs represent the price at which the issuer will issue further units in the mutual fund and the price at which the issuer will redeem such units from the investors. Accordingly, such NAV are analogous to fair market value with respect to these investments as transactions of these mutual funds are carried out at such prices between investors and the issuers of these units of mutual funds. Fair value of investments in certificate of deposits, classified as available for sale is determined using observable market inputs.

Realized gains and losses, and decline in value judged to be other than temporary on available-for-sale securities are included in the consolidated statements of income.  The cost of securities sold or disposed is determined on average cost basis.

Trade accounts receivable

2.16                           Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each customer, historical collections experience and other information, including the aging of the receivables. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Business combinations, goodwill and intangible assets

2.17                           The Company accounts for its business combinations under the acquisition method of accounting. Intangible assets acquired in a business combination are recognized and reported separately from goodwill. All assets and liabilities of the acquired businesses, including goodwill, are assigned to reporting units.

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

Business combinations, goodwill and intangible assets (Continued)

2.18                           Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is not amortized but is tested for impairment at least on an annual basis at year end, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. Under the first step, the fair value of the reporting unit in which the goodwill resides is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the step two of the impairment test (measurement) is performed. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in a business combination. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. Based on the results of its annual impairment tests, the Company determined that no impairment of goodwill existed as of December 31, 2009 or December 31, 2010.

2.19                           Intangible assets acquired either through a business combination or individually are amortized over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Intangible assets comprise customer, technology, intellectual property rights and marketing related intangible assets and are being amortized over a period of 3-10 years. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

2.20                           Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

Property, plant and equipment

2.21                           Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Gains and losses on disposals are included in the consolidated statements of income at amounts equal to the difference between the net book value of the disposed assets and the net proceeds received upon disposal.  Expenditures for replacements and improvements are capitalized, whereas the cost of maintenance and repairs is charged to income when incurred.

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

Property, plant and equipment (Continued)

2.22                           Property, plant and equipment are depreciated over the estimated useful life of the asset using the straight-line method, once the asset is put to its intended use. The cost of software obtained for internal use is capitalized and amortized over the estimated useful life of the software. The estimated useful lives of assets are as follows:

Buildings	40 years
Leasehold premises and improvements	Over the lease period or the useful lives of the assets, whichever is shorter
Computer — Hardware and software and other service equipments	3-5 years
Furniture and fixtures	3-8 years
Other equipments	3-8 years
Vehicles	4-5 years

Impairment of long-lived assets and long-lived assets to be disposed

2.23                           Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever an event or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset.  If the carrying value exceeds the expected undiscounted cash flows of the asset, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Functional and Foreign currency translation

2.24                           The functional currency of Patni and its branches in the USA, Japan, Sweden, Finland, UAE, South Africa, Australia, Korea, Netherland, Canada, Turkey, Ireland, Romania and Switzerland is the Indian Rupee. The functional currencies of Patni’s subsidiaries are the applicable local currencies.

2.25                           The accompanying consolidated financial statements are presented in US Dollars.  The translation is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for statements of income accounts using the exchange rate prevailing on the date of those transactions. In respect of subsidiaries, the respective functional currencies are first translated into Indian Rupees and then into US Dollars. The gains or losses resulting from such translation are reported in other comprehensive income/ (loss) in the statement of shareholders’ equity and comprehensive income/ (loss).

Foreign currency transactions

2.26                           Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the date of the transaction.  Resulting gains or losses from settlement of such foreign currency transactions are included in the consolidated statements of income. Unsettled monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. A transaction gain or loss arising from a change in exchange rates between the date of a transaction and the year end exchange rates is included in the consolidated statements of income.

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

Income taxes

2.27                           Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of changes in tax rates is recognized in results of operations in the period that includes the enactment date.  The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the assets will not be realised.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Concentration of credit risk

2.28                           Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash equivalents, investments and accounts receivables. Cash equivalents are invested with banks with investment grade credit ratings. To reduce credit risk, investments are made in a diversified portfolio of mutual funds, government bonds, which are periodically reviewed. To reduce its credit risk on accounts receivables, the Company performs ongoing credit evaluations of customers.

Retirement benefits to employees

2.29                           Contributions to defined contribution plans are charged to income in the period in which they accrue. Current services costs for defined benefit plans are accrued in the period to which they relate. The liability in respect of defined benefit plans is calculated annually by a qualified actuary using the projected unit credit method.  The Company recognizes the net funded position of its plans as an asset or liability in the consolidated balance sheets.

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

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

Stock-based compensation

2.30                           Effective January 1, 2006, the Company recognizes compensation expense relating to share-based payments granted after this date in net income using a fair value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a accelerated basis over the requisite service period, which is generally the vesting period. The Company implemented this fair value model using the modified prospective method and therefore, prior periods were not restated. Under the modified prospective method, fair value accounting was applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted equity-based awards for which the requisite service had not been rendered as of January 1, 2006. The Company granted stock options under the ‘Patni ESOP 2003 Revised 2009’ plan (‘the plan’). See Note 18 for further discussion.

2.31                           Prior to the adoption of fair value accounting, the Company recorded benefits associated with the tax deductions in excess of recognized compensation cost as an operating cash flow. Subsequent to the adoption of fair value accounting such benefits have been recorded as a financing cash inflow. In the accompanying consolidated statements of cash flows for year ended December 31, 2008, 2009 and 2010, tax benefit of $16,121, $814,537 and $1,329,790, respectively has been classified as financing cash flows.

2.32                           Effective April 1, 2007, an amendment has been made to Indian Income Tax Act 1961 subjecting specified securities allotted or transferred by an employer to its employees to Fringe Benefit Tax (FBT). The liability to pay FBT by the employer arose at the time of allotment of the securities, consequent to exercise of option by the employees and is calculated on the difference between the fair value of the underlying share on the date of vesting and the exercise price paid by the employee based on the corporate tax rate. The FBT arising from such allotment of a specified option is collectible from employees, which is considered as additional exercise price of the option as this would reduce the ultimate benefit to the employee and therefore is recognized as additional paid-in-capital.

On August 18, 2009, a further amendment was made to the Indian Income Tax Act, with retrospective effect from April 1, 2009, abolishing the provisions of FBT. Thus, for any exercises of stock options by the employee on or after April 1, 2009, the shares issued, or allotted and transferred by the Company, are no longer subject to FBT.

Since the abolition of the provisions of FBT, such deemed increase to the stock option exercise price is no longer necessary. This change has been accounted for as a modification in the exercise price of the existing outstanding options. Accordingly, the difference in the fair value of the unvested outstanding options immediately before the modification and after the modification has been recognized as incremental share-based compensation over the remaining vesting period. For the options vested and outstanding as on the date of modification, the incremental cost has been recognized in the statement of income immediately on the date of modification.

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

Dividends

2.33                           A final dividend, including tax thereon, on common shares is recorded as a liability on the date of approval by the shareholders at the annual general meeting. An interim dividend, including tax thereon, is recorded as a liability on the date of declaration by the board of directors.

Derivatives and hedge accounting

2.34                           The Company enters into forward foreign exchange contracts/option contracts (derivatives) to manage the risk of changes in foreign exchange rates on inter-company and end-customer accounts receivable and forecasted sales transactions denominated in foreign currencies. The strategy also includes entering into short-term forward foreign exchange contracts which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur (roll-over hedging). Upon completion of the formal documentation and testing for effectiveness, the Company designates forward and option contracts, which meet the hedging criteria, as cash flow hedges.

2.35                           Changes in fair values of designated cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income/ (loss) until the hedged transactions occur and are then recognized in the consolidated statements of income and included in foreign exchange (gain)/loss. In respect of derivatives acquired pursuant to roll-over hedging strategy, the forward premium/discount points are excluded from assessing hedge effectiveness. Changes in fair value of derivatives not designated as hedging instruments and ineffective portion of the hedging instruments are recognized in consolidated statements of income in the current period and included in foreign exchange (gain)/loss.

2.36                           In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company will, prospectively, discontinue hedge accounting with respect to that derivative. The derivatives, which do not qualify for hedge accounting, are recognized at fair value with gains or losses included in foreign exchange (gain)/loss in the consolidated statements of income.

Earnings per share

2.37                           Basic earnings per share is computed using the weighted average number of common outstanding during the year.  Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the year using the treasury stock method for options except where the result would be anti-dilutive.

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

Commitments and Contingencies

2.38                           Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Reclassifications

2.39                           Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

Recently Adopted Accounting Standards

2.40                           In June 2009, the FASB issued authoritative guidance Accounting Standards Codification (ASC) 810,  “Consolidation of variable interest entities” which revises the approach to determining when an entity that is insufficiently capitalized or not controlled through voting rights (referred to as a variable interest entity or “VIE”) should be consolidated. The new consolidation model for VIEs considers whether the enterprise has the power to direct the activities that most significantly impact the VIE’s economic performance and shares in the significant risks and rewards of the entity. This guidance requires companies to continually reassess their involvement with VIEs to determine if consolidation is appropriate and provide additional disclosures about their involvement with them. The Company adopted this ASC 810 from January 1, 2010. The adoption of this ASC did not have any impact on the Company’s consolidated financial position, results of operations and cash flows.

2.41                           In August 2009, the FASB issued revised authoritative guidance ASU 2009-05  regarding the measurement of liabilities at fair value which provides clarification that in circumstances where a quoted market price in an active market for an identical liability is not available, a reporting entity must measure fair value of the liability using one of the following techniques: 1) the quoted price of the identical liability when traded as an asset; 2) quoted prices for similar liabilities or similar liabilities when traded as assets; or 3) another valuation technique, such as a present value technique or the amount that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The Company adopted this guidance from January 1, 2010. The adoption of this guidance did not have any impact on the Company’s consolidated financial position, results of operations or cash flows.

2.42                           In January, 2010, the FASB issued ASU 2010-06 which amends ASC 820, Fair Value Measurements and Disclosures. The ASU requires the reporting entities to make new disclosures about recurring and non recurring fair value measurements. This includes disclosure regarding significant transfers into and out of Level 1 and Level 2 fair value measurements in the fair value hierarchy as well as the reasons for the transfer. The ASU also requires a separate disclosure for the purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The FASB further clarified the existing fair-value measurement disclosure guidance about the level of disaggregation, requiring the entities to disclose the fair value measurements by “Class” instead of “Major Category”, as well as requiring disclosure for the inputs, and valuation techniques used by the entities for the purpose of fair value measurement using significant observable inputs (Level 2) or significant unobservable inputs (Level 3).

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

Recently Adopted Accounting Standards (Continued)

The provisions of the ASU 2010-06 is effective for annual and interim reporting periods beginning after December 15, 2009, except for the disclosure for the purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements, which will be effective for interim and annual reporting periods beginning after December 15, 2010. The Company adopted this ASU 2010-06 from January 1, 2010. The adoption of this ASU did not have any impact on the Company’s consolidated financial position, results of operations and cash flows.

2.43                           In February 2010, the FASB issued ASU 2010-09 which amends ASC 855-10, Subsequent Events such that a SEC filer, as defined in the ASU, is no longer required to disclose the date through which subsequent events have been evaluated in the originally issued and revised financials. The ASU also provides that SEC filers must evaluate the subsequent events through the date the financial statements are issued. The provisions of ASU 2010-09 are effective immediately for SEC filers. Effective the date of issuance of the ASU in February 2010, the Company adopted ASU 2010-09. The adoption of this ASU did not have any impact on the Company’s consolidated financial position, results of operations and cash flows.

2.44                           In July 2010, the FASB issued ASU 2010-20 Receivables (Topic 310) - Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This ASU requires more robust and disaggregated disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses. The objective of enhancing these disclosures is to improve understanding of users of financial statements for the nature of an entity's credit risk associated with its financing receivables and the entity's assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. The new and amended disclosures will be effective for the first interim or annual reporting periods ending on or after December 15, 2010. Effective the date of issuance of the ASU in July 2010, the Company adopted ASU 2010-20. The adoption of this ASU did not have any impact on the Company's consolidated financial position, results of operations and cash flows.

Recently Issued Accounting Standards

2.45                           In October 2009, FASB issued ASU 2009-13 which amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminate the requirement that all undelivered elements have Vendor Specific Objective Evidence (VSOE) or Third Party Evidence (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, the overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative estimated selling prices.

Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of this new FASB guidance. The provisions of this FASB guidance will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The requirements of this ASU and its impact on the Company are being evaluated.

2.46                           In April 2010, the Emerging Issues Task Force (EITF) reached a final consensus on milestone method of revenue recognition and published ASU 2010-17, Revenue Recognition - Milestone Method (Topic 605). The scope of this ASU is limited to arrangements that include milestones relating to research or development deliverables. The consensus specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The final consensus will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The requirements of this EITF and its impact on the Company are being evaluated.

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

Recently Issued Accounting Standards (Continued)

2.47                           In December 2010, the FASB issued ASU 2010-28, on ‘When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts’. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist.

Upon adoption of these amendments, an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings as required by section 350-20-35. For public entities, the amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The adoption of this ASU is not expected to have a significant impact on the Company’s consolidated financial position, results of operations and cash flows.

2.48                           EITF 10-G, Disclosure of Supplementary Pro Forma Information for Business Combinations, specifies that if a public entity presents comparative financial statements, the entity (acquirer) should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. EITF 10-G also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. EITF 10-G is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company will adopt the revised guidance effective January 1, 2011.

2.49                          In April 2010, FASB issued ASU 2010-13 which states that an employee share based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award should not be classified as a liability based only on this condition if it otherwise qualifies as equity. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The adoption of this ASU is not expected to have a significant impact on the Company’s consolidated financial position, results of operations and cash flows.

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

As a part of the business acquisition of Logan-Orviss International Associates in fiscal year 2007, the Company initiated an incentive plan linked to revenues for certain specific employees. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognized as compensation costs for post acquisition services. Based on the assessment of the revenue targets achieved for the contractual year ended June 30, 2008, June 30, 2009 and June 30, 2010 an amount of $117,108, $123,810 and $Nil, respectively has been accrued as selling, general and administrative expenses.

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

The primary purpose for the acquisition was to enhance Patni’s market specific services and provide additional capability to support the growing and diverse requirements of the life sciences market, from pharmacovigilance to demand-driven supply chains. The purchase price of $15,680,226 (including direct acquisition related expenses of $435,008), was paid in cash.

The terms of the purchase also provide for payment of contingent consideration to all the selling shareholders, payable over three years, and calculated based on the achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed $13,200,000. Based on assessment of the revenue and margin targets achieved through the contractual year ended July 31 2008, July 31, 2009 and July 31, 2010, the management has concluded that no contingent consideration is required to be paid.

As part of the acquisition, the Company initiated an incentive plan linked to revenues and margins, for certain specific employees of Taratec and Patni. This incentive plan was applicable up to July 31, 2010. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognized as compensation for post acquisition services. Based on the assessment of the revenue and margin targets achieved through the contractual year ended July 31, 2008, July 31, 2009 and July 31, 2010, the management had concluded that no compensation cost is required to be accrued for these employees.

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

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

3              Acquisitions (Continued)

3.3          Acquisition of CHCS Services Inc. (‘CHCS’)

Effective June 9, 2010, Patni USA acquired 100% equity interest in CHCS from one of its insurance customers.  CHCS is a Third Party Administrator (“TPA”) providing services to insurance companies. The primary purpose for the acquisition is to step into a new line of business as a TPA in the insurance and healthcare sector, which will enhance Patni’s existing BPO capabilities to deliver end-to-end platform based solution and TPA services to insurance providers’ back office transactions. With this acquisition, Patni has created a new hub in Pensacola, Florida. As part of acquisition, Patni obtained an assembled and trained work force of 250 employees. A considerable expenditure for recruiting, selecting and training would be required to replace these employees with individuals of comparable skills and expertise. The value of assembled and trained workforce is not included in purchase price summary but is included with the residual value of goodwill. The terms of the Stock Purchase Agreement provided for payment of cash consideration of $6,000,000 and an amount equal to the working capital to the selling shareholders. Acquisition-related expenses incurred by the Company amounted to $574,274, which have been recorded under selling, general and administrative expenses. This transaction has been accounted using the acquisition method of accounting. The purchase price of $7,284,684 has been allocated to the acquired assets and assumed liabilities based on management’s estimates and independent valuation as summarized below:

Cash		52,325
Net current assets		1,244,498
Property, plant and equipment		572,300
Intangibles
- Customer Contracts	1,200,019
- Technology platform	100,000
- Trademark	617,024	1,917,043
Deferred Tax Liabilities		(543,117)
Goodwill		4,041,635
Total purchase price		7,284,684

Goodwill includes $1,536,978, which is deductible for tax purposes as per local taxation laws in the United States of America. Goodwill generated from the above acquisition was allocated to “Insurance” segment.

3.4                               Equity affiliate

In June 2010, Patni Computer Systems Japan Inc. entered into Joint Venture Agreement (49% ownership interest) with J R Kyushu System Solutions Inc. The Joint Venture Company J R Kyushu Patni Systems Inc. has been incorporated on July 1, 2010. The Company has invested $585,844 (Japanese Yen 49.0 million) and its equity in losses for the period ended December 31, 2010 is $110,332.

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

4              Cash and Cash Equivalents

Cash and cash equivalents held by the Company are as follows:

As of	December 31, 2009	December 31, 2010
Bank Accounts	$63,337,520	$57,544,474
Money In Transit	58,084	9,602,565
Term Deposits	—	11,185,684
Cash in Hand	63,511	401,597
Total	$63,459,115	$78,734,320

Term deposits with banks can be withdrawn at any time, without prior notice or penalty on the principal.

Cash and cash equivalents as of December 31, 2009 and December 31, 2010 include restricted cash balance of $16,557 and $43,733, respectively. Restrictions are primarily on account of unclaimed dividends.

The following table sets out the break-up of cash and cash equivalents held in banks:

As of	December 31, 2009	December 31, 2010

Bank Accounts
Bank of America , USA	$26,147,543	21,245,156
Natwest Bank , UK	10,697,690	14,940,007
Standard Chartered Bank- EEFC accounts, India	6,452,547	2,638,974
Citibank EEFC Bank accounts, India	2,811,973	1,521,854
Standard Bank of South Africa, South Africa	2,777,323	1,806,284
AK Bank, Turkey	2,364,193	975,783
Citibank N.A., India	2,042,601	832,519
ANZ Bank, Australia	2,040,269	1,497,494
Handelsbanken, Finland	1,949,616	484,885
Bank of Tokyo, Japan	1,269,330	988,166
ICICI, India	558,456	1,193,546
Deutsche Bank, Germany	926,481	5,976,224
Others *	3,299,498	3,443,582

	$63,337,520	$57,544,474

Money in transit	$58,084	$9,602,565

Term Deposits	—	$11,185,684

Cash in Hand	$63,511	$401,597

Cash and Cash Equivalents	$63,459,115	$78,734,320

*  Others includes bank balances in various accounts with banks spread across various locations in which the Company held balances of less than $1 million individually.

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

5              Investments

5.1                                 Investment securities consist of the following:

	As of December 31, 2009
	Cost of Purchase	Gross unrealized holding gains	Gross unrealised holding losses	Fair value
Available for sale:
Mutual Fund Units:
- Liquid	$355,745,005	$1,444,038	$(10,774)	$357,178,269
- Fixed Maturity	7,523,646	486,318	—	8,009,964
Other Investments	10,009,802	660,103	—	10,669,905
Amount reported as investments - current	$373,278,453	$2,590,459	$(10,774)	$375,858,138
Held to maturity:
Term deposit	$2,966,595
Non-Convertible Debentures	5,374,033
Amount reported as investments- non current	$8,340,628

	As of December 31, 2010
	Cost of Purchase	Gross unrealized holding gains	Gross unrealised holding losses	Fair value
Available for sale:
Mutual Fund Units:
- Liquid	$68,813,564	$20,333	$(100,720)	$68,733,177
- Fixed Maturity	155,993,986	1,047,733	(2,070)	157,039,649
Other Investments	54,431,197	345,744	—	54,776,941
Amount reported as investments - current	$279,238,747	$1,413,810	$(102,790)	$280,549,767
Held to maturity:
Term deposit	$3,087,383
Amount reported as investments- current	$3,087,383

5.2                                 Dividends from securities available for sale and gross realised gains and losses on sale of securities available for sale are as follows:

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
Dividends from securities available for sale	$11,510,937	$10,425,493	$11,732,650
Gross realised gains on sale of securities available for sale	10,477,436	9,703,109	5,806,279
Gross realised losses on sale of securities available for sale	745,788	234,642	203,154

5.3                                 Maturity profile of investment securities classified as available-for-sale and held-to-maturity are as follows as of December 31, 2010:

	Cost of Purchase	Fair Value
Available for Sale :
Mutual Fund Units (Fixed Maturity)
- Within one year	$155,993,986	$157,039,649
	$155,993,986	$157,039,649
Held to Maturity :
Term deposit	$3,087,383
	$3,087,383

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

5                                         Investments (Continued)

5.4                               Investment securities are held in the following mutual fund and other investment schemes:

As of	December 31, 2009	December 31, 2010
Available for Sale Securities
HDFC Mutual Fund	$34,385,614	$14,708,649
IDFC Mutual Fund	68,953,565	19,827,133
Kotak Mutual Fund	31,139,138	37,284,728
Birla Sunlife Mutual Fund	41,763,517	24,136,378
Reliance Mutual Fund	36,770,299	21,323,306
ICICI Prudential Mutual Fund	34,643,289	37,646,505
Tata Mutual Fund	40,274,464	10,467,497
Religare Mutual Fund	14,045,079	17,000,072
Deutsche Mutual Fund	43,321,081	—
Franklin Templeton Mutual Fund	1,667,407	—
Fortis Mutual Fund	13,019,007	—
HSBC Mutual Fund	4,153,983	—
JM Financial Mutual Fund	1,051,789	—
DSP Blackrock Mutual Fund	—	43,378,558

	$365,188,233	$225,772,826

Other Investments:
Investment in Certificates of Deposit with Banks

Canara Bank	$10,659,695	$5,505,621
Corporation Bank	—	10,642,768
Punjab National Bank	—	5,512,327
HDFC Bank	—	5,505,621
State Bank of Bikaner and Jaipur	—	5,502,936
Union Bank of India	—	5,580,190
Andhra Bank	—	5,501,588
State Bank of Travancore	—	5,504,279
Syndicate Bank	—	5,510,984

Total	$10,659,695	$54,766,314

Others	$10,211	$10,626
	$10,211	$10,626

Total	$375,858,138	$280,549,767

Held to Maturity
Non-Convertible Debentures	5,374,033	—
NABARD Term Deposit	2,966,595	$3,087,383
Total	$8,340,628	$3,087,383

In June 2010, the Company redeemed investment in Non convertible debentures classified as “Held to maturity”. The carrying value of the Non Convertible debenture was $5,382,131 and was redeemed at cost. The realized gain / (loss) on redemption was $ Nil. This investment was redeemed before its maturity date by tendering it to the arranger at

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements par value due to corporate restructuring proposal by the issuer resulting in triggering of mandatory pre-payment.

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

6              Accounts receivable

6.1                                 Accounts receivable consist of the following:

As of	December 31, 2009	December 31, 2010
Receivables	$112,296,848	$125,194,715
Less: Allowances for doubtful accounts	(2,887,262)	(3,577,370)
	$109,409,586	$121,617,345

6.2                               The activity in the allowance for doubtful accounts receivable for the years ended December 31, 2008, 2009 and 2010  is as follows:

As of	December 31, 2008	December 31, 2009	December 31, 2010
Allowance for doubtful accounts as of the beginning of the year	$2,327,490	$2,922,642	$2,887,262
Additional provision (net of recoveries) made during the year	1,561,630	2,269,998	615,092
Accounts receivable written off against the allowance during the year	(844,935)	(2,379,866)	—
Foreign Currency translation adjustment	(121,543)	74,488	75,016
Allowance for doubtful accounts as of the end of the year	$2,922,642	$2,887,262	$3,577,370

7                                     Unbilled revenue and billings in excess of costs and estimated earnings on uncompleted contracts

As of	December 31, 2009	December 31, 2010
Cost incurred on uncompleted contracts	$60,800,956	$40,343,460
Estimated earnings	34,211,471	32,476,123
	95,012,426	72,819,583
Less: Billings to date	(80,992,935)	(60,010,134)
	$14,019,491	$12,809,449
Included in the accompanying balance sheet under the following captions:
Unbilled revenue	19,737,311	30,730,943
Billings in excess of costs and estimated earnings on uncompleted contracts	(5,717,820)	(17,921,494)
	$14,019,491	$12,809,449

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

8                                         Other assets

Other assets consist of the following:

As of	December 31, 2009	December 31, 2010
Advances to vendors	$984,491	$601,458
Refundable security deposit	6,247,167	6,905,981
Deferred cost in respect of revenue arrangements	3,341,877	3,296,604
Due from employees	803,557	1,087,260
Derivative contracts	2,400,791	5,177,058
Leasehold Land	17,815,804	18,893,247
Advance for leasehold land	5,579,690	5,806,872
Advance for investments	—	3,355,705
Deposit with tax authorities	5,464,456	7,413,837
Service tax receivable	—	1,730,295
Others	586,198	455,704
	$43,224,031	$54,724,021
Less : Other current assets
Advances to vendors	(984,491)	(601,458)
Refundable security deposit	(3,137,830)	(3,643,553)
Deferred cost in respect of revenue arrangements	(3,341,877)	(2,288,064)
Due from employees	(779,962)	(1,061,783)
Derivative contracts	(2,400,791)	(5,177,058)
Deposit with tax authorities	(5,464,456)	—
Advance for investments		(3,355,705)
Service tax receivable	—	(1,730,295)
Others	(586,198)	(455,704)
	$(16,695,605)	$(18,313,620)
Other assets	$26,528,426	$36,410,401

9              Property, plant and equipment

9.1                               Property, plant and equipment consists of the following:

As of	December 31, 2009	December 31, 2010
Land	$3,676	$3,826
Building	78,456,910	81,188,718
Leasehold improvements	7,875,532	7,797,994
Computer — Hardware and other service equipment	52,152,209	53,678,147
Computer — Software	35,554,632	50,707,944
Furniture and fixtures	22,185,317	22,741,804
Other equipment	42,671,510	42,597,063
Vehicles	1,389,021	1,226,247
Capital work-in-progress	19,210,742	10,621,948
Capital advances	3,943,797	4,186,650
	263,443,346	274,750,341
Less: Accumulated depreciation and amortization	(121,391,139)	(138,513,887)
	$142,052,207	$136,236,454

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

9            Property, plant and equipment (Continued)

9.2                                 Depreciation and amortization on property, plant and equipment and amortization of computer software included in depreciation and amortization of property, plant and equipment is as follows :

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
Depreciation and amoritization	$23,254,443	$22,004,791	$23,111,049
Amortization of computer software	4,432,496	4,246,801	6,739,184

Unamortized computer software cost as at December 31, 2009 and ended 2010 amounted to $7,999,468 and $15,306,570, respectively.

10                                  Goodwill and intangible assets

10.1         Intangible assets as at December 31, 2009 and 2010 consist of the following:

As of	December 31, 2009	December 31, 2010
Customer related intangibles	$14,037,795	$15,237,814
Technology related intangibles	497,879	497,879
Marketing related intangibles	—	617,024
Intellectual property rights	21,448,600	33,912,200
Foreign currency translation adjustment	(310,371)	78,217
	35,673,903	50,343,134
Less: Accumulated amortization	(12,779,112)	(18,114,605)

	$22,894,791	$32,228,529

During 2007, Patni, through its wholly owned subsidiary, Patni USA, acquired from one of its major customer, the worldwide rights for a software Proprietary Intellectual Property Rights (“IPR”) that enables communication service providers to offer customer management, retail point-of-sale and billing services for a variety of products and services. Cost of acquisition of the IPR amounting to $20,368,600 has been capitalized as an intangible asset and is being amortized over a period of ten years. The Company is using this intellectual property for the purposes of software licensing, provision of reusable IP-led IT services, managed services and provision of hosted or software-as-a-service solutions. A royalty of 5% is payable to seller on such sales.

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

As of and during the year ended December 31, 2010, there were no significant adverse events or changes in circumstance that indicated that the carrying amount of the IPR is not

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements recoverable. Accordingly, the Company has not performed a detailed evaluation of recoverability of this IPR during 2010.

10           Goodwill and intangible assets (Continued)

10.2                           In June 2010, Patni, through its wholly owned subsidiary, Patni UK, acquired from one of its customer, an existing software Intellectual Property Rights (“IPR”) which is used for education sector management in UK and Ireland. Cost of acquisition of the IPR and marketing rights amounting to $12,013,600 has been capitalized as an intangible asset and is being amortized over a period of seven years. The Company intends to increase the revenue by sale of licenses in certain geographies along with significant use in horizontals other than the education learning domain.

10.3                           Amortization for the years ended December 31, 2008, 2009 and 2010 amounted to $4,457,529, $4,246,801 and $5,335,494, respectively.  The estimated amortization for the intangible assets, for the next five years will be as follows:

	2011	2012	2013	2014	2015
Amortization	$5,705,398	$5,268,087	$5,177,168	$5,131,722	$4,435,265

10.4         The movement in goodwill balance is given below:

	December 31, 2009	December 31, 2010

Balance at beginning of the year	$65,309,045	$65,838,531
Add: Addition	—	$4,041,635
Foreign currency translation adjustment	529,486	(218,708)
Balance at end of the year	$65,838,531	$69,661,458

Goodwill as at December 31, 2009 and December 31, 2010 includes $5,231,218 and $5,099,412, respectively which is deductible for tax purposes as per local taxation laws in the United Kingdom. Goodwill as at December 31, 2009 and December 31, 2010 includes $Nil and $1,536,978, respectively which is deductible for tax purposes as per local taxation laws in the United States of America.

10.5                           Goodwill as of December 31, 2009 and 2010 has been allocated to the following reportable segments:

Segment	December 31, 2009	December 31, 2010

Financial services	$2,594,374	$2,594,374
Insurance	—	$4,041,635
Communication, Media and Utilities	54,985,799	54,767,091
Manufacturing, Retail and Distribution	8,258,358	8,258,358
Total	$65,838,531	$69,661,458

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

11                                  Change in estimate

11.1                           The US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni USA and for the years ended March 31, 2003, 2004 and 2005 of the US branch of the Company in 2008, and completed its assessment of tax returns for the years ended 2005 and 2006 of Patni USA in 2009. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for the latter years based on the experience gained from the tax examination. Accordingly, the following amounts have been included in the income statement for the fiscal year ended December 31, 2009 as a change in estimate:

	December 31, 2008	December 31, 2009	December 31, 2010
Reduction of accrual for payroll taxes (1)	$(2,769,567)	$(1,157,726)	$—
Reduction in interest expense (2)	(6,497,329)	(1,616,046)	—
Increase in Interest expense	560,507	—	—
Reduction in other expense (3)	(1,092,687)	(231,545)	—
Reduction in income taxes - current	(12,496,744)	(9,423,496)	—
Increase in income taxes - deferred	4,112,604	1,109,509	—
	$(18,183,216)	$(11,319,304)	$—

(1) Included under cost of revenues

(2) Included under Interest expense reversed

(3) Included under other income/expense

During the year 2009, the Company received a favorable order from the Indian Income Tax Appellate Tribunal allowing the set off of certain losses against business income. Based on this order, the Company has reversed the tax provisions amounting to $2,459,012, which has been included in the income statement for the fiscal year ended December 31, 2009.

11.2                           As per the Company’s practice, it has finalized the amount of incentive payable to the employees for the fiscal year December 31, 2009 based on completion of employee appraisals including final determination of key operating parameters applicable to each employee and business unit during the year ended December 31, 2010. Accordingly, the Company has reversed incentive accrual amounting to $10,566,680, which has been included in personnel cost in the consolidated statement of income for the year ended December 31, 2010.

12       Accrued expenses consist of the following:

As of	December 31, 2009	December 31, 2010
Employee costs	$36,989,133	$36,174,937
Subcontractor accruals	4,548,981	6,907,600
Professional fees payable	2,240,854	2,583,606
Others	12,505,792	14,770,730

	$56,284,760	$60,436,873

Patni Computer Systems Limited and subsidiaries
Notes to the Consolidated Financial Statements

13           Other liabilities

Other liabilities consist of the following:

	As of	December 31, 2009	December 31, 2010

	Deferred revenue	$4,708,171	$4,510,358
	Provision for leave pay obligation	13,918,720	12,709,225
	Provision for retirement benefits	11,037,384	13,631,245
	Capital expenditure payable	1,294,675	1,570,080
	Provision for payroll tax matters	362,833	362,833
	Interest on corporate taxes and other related expenses	1,862,782	1,467,437
	Provision for volume discounts	8,465,731	7,307,137
	Advance from customers	1,173,682	1,473,717
	Derivative liabilities	7,692,381	6,539,231
	Others	6,677,896	8,347,024
		$57,194,255	$57,918,287
Less :	Other Current liabilities
	Deferred revenue	(4,708,171)	(4,510,358)
	Provision for leave pay obligation	(13,918,720)	(12,709,225)
	Provision for retirement benefits	(177,706)	(210,825)
	Capital expenditure payable	(1,294,675)	(1,570,080)
	Provision for volume discounts	(8,465,731)	(7,307,137)
	Advance from customers	(1,173,682)	(1,473,717)
	Others	(6,243,402)	(7,729,564)
		(35,982,087)	(35,510,906)
	Other liabilities	$21,212,168	$22,407,381

14           Leases

14.1         Patni acquires certain vehicles under capital lease for a non-cancelable period of 4 years. The gross amount recorded in property, plant and equipment for such capital leases and the related accumulated depreciation amounted to $590,972 and $385,563 as at December 31, 2009 and $414,415 and $196,975 as at December 31, 2010, respectively. The depreciation expense in respect of these assets aggregated $326,267, $ 178,897 and $103,520 for the year ended December 31, 2008, 2009 and 2010, respectively.

14.2         Patni USA has operating lease agreements, primarily for leasing office space, that expire over the next 1-7 years. These leases generally require Patni USA to pay certain executory costs such as taxes, maintenance and insurance. Patni UK has operating lease agreements, primarily for leasing office space, that expire over the next 1-10 years.  These leases generally require Patni UK to pay certain executory costs such as taxes, maintenance and insurance. Patni Singapore has operating lease agreements, primarily for leasing office space, that expire over the next 1-6 years.  These leases generally require Patni Singapore to pay certain executory costs such as taxes, maintenance and insurance.

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

Patni Computer Systems Limited and subsidiaries
Notes to the Consolidated Financial Statements

14.4         Patni Telecom and its subsidiaries have operating leases for office space that expire over the next 1-4 years. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 180 days, after the initial lock-in period, if any.

14           Leases (Continued)

14.5         Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future capital lease payments as of December 31, 2010 are as follows:

	Capital leases	Operating leases
2011	$100,531	$2,687,541
2012	68,278	1,725,418
2013	51,870	1,602,443
2014	33,695	1,004,513
beyond 2014	—	1,945,611
Total minimum lease payments	$254,374	$8,965,526
Less: Amount representing interest	(35,737)
Present value of net minimum capital lease payments	218,637
Less: Current installments of obligations under capital leases	(82,894)
Obligations under capital leases, excluding current installments	$135,743

14.6        Rental expense for all operating leases for the years ended December 31, 2008, 2009 and 2010 was $ 14,777,332, $12,377,644 and 11,123,727, respectively.

15           Fair Value Measurement

On January 1, 2008, the Company adopted ASC 820 (previously (“SFAS”) No. 157), “Fair Value Measurements”. As a result, the Company now classifies its inputs used to measure fair value into the following hierarchy:

Level 1:  Unadjusted quoted market prices in active market.

Level 2:  Unadjusted quoted prices in active markets for similar assets or liabilities or Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or Inputs other than quoted prices that are observable for the asset or liability.

Level 3:  Unobservable inputs for the assets or liability.

On January 1, 2008 the Company adopted the provisions of ASC 825 (previously FASB Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”), which gives the Company the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings. The Company has not elected the irrevocable option to report its financial assets and financial liabilities at fair value.

Patni Computer Systems Limited and subsidiaries
Notes to the Consolidated Financial Statements

15           Fair Value Measurement (Continued)

As of December 31, 2010, the fair value of the Company’s financial assets and liabilities that are measured at fair value on recurring basis, by hierarchy, is summarized in the following table:

	Total	Level 1	Level 2	Level 3
Assets :
Current assets
Liquid mutual funds	$68,733,177	—	$68,733,177	—
Fixed maturity plan	157,039,649	—	157,039,649	—
Other investments	54,776,941	—	54,776,941	—
Foreign currency exchange derivatives	5,177,058	—	5,177,058	—
Total current assets	$285,726,825
Liabilities :
Non-Current liabilities
Foreign currency exchange derivatives	6,539,231	—	6,539,231	—
Total non-current liabilities	$6,539,231

Investments

The Company’s investments consist primarily of investment in debt linked mutual funds and certificates of deposit with banks. Fair value of debt linked mutual funds are based on prices as stated by the issuers of mutual funds and are classified as Level 2. Fair value of investments in certificate of deposits, classified as available for sale is determined using observable market inputs and are classified as Level 2.

Derivative Financial Instruments

The Company’s derivative financial instruments consist of foreign currency forward exchange and option contracts. Fair value of derivative financial instruments are based on prices as provided by the banks and are classified as Level 2. The fair value is also obtained from independent third party dealers. All of the significant inputs to the third-party valuation models are observable in active markets. Inputs include current market-based parameters such as forward rates, yield curves and credit default swap pricing.

Assets and liabilities not measured at fair value

The fair value of Company’s current assets and current liabilities approximate their carrying value because of their short-term maturity.  Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.  The fair value of capital lease obligations has been estimated by discounting cash flows based on current rate available to the Company for similar types of borrowing arrangements.  The fair value and carrying value of capital lease obligations is set out below:

Capital lease obligations	Fair Value	Carrying value

At December 31, 2009	$202,512	$203,081
At December 31, 2010	222,995	218,637

Patni Computer Systems Limited and subsidiaries
Notes to the Consolidated Financial Statements

16           Derivatives financial instruments

16.1         The Company enters into foreign currency forward and option contracts (‘derivative contracts’) to mitigate the risk of changes in foreign exchange rates on inter-company and end customer accounts receivables, and forecasted sales transactions. At December 31, 2010, the Company’s derivative contracts mature within one month upto twenty nine months.

Since there is a direct relationship between the derivative contracts and the currency denomination of the underlying transactions, these derivative contracts are highly effective in hedging the future cash flows. These derivative contracts meet the criteria for cash flow hedge accounting treatment and, accordingly, the effective portion of gains or losses in respect of these derivative contracts are included in other comprehensive income/(loss) and are recognized in the consolidated statement of income upon occurrence of the underlying hedged transaction.

In respect of forward contracts with maturities less than or equal to 18 months and designated as a cash flow hedge, the hedge effectiveness is assessed based on changes in fair value attributable to changes in spot prices. Accordingly, the changes in the fair value of the contract related to the changes in the difference between the spot price and the forward or futures price is excluded from assessment of hedge effectiveness and are recognized in consolidated statements of income.

In respect of all range forward contracts and other forward contracts maturing beyond 18 month period and designated as a cash flow hedge, the hedge effectiveness is assessed based on overall changes in fair value, and the effective portion of gains or losses are included in other comprehensive income/(loss). Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in consolidated statement of income.

The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised.  In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in the consolidated statement of income. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in the consolidated statement of income gains and losses that were accumulated in other comprehensive income/(loss) related to the hedging relationship.

In addition, the Company enters in to certain foreign exchange derivative contracts that are not accounted for as hedges under the FASB guidance to hedge the foreign exchange risks related to balance sheet items such as foreign currency receivables. Realized gains or losses and changes in the fair value of these derivative contracts are recorded in the consolidated statement of income.

The Company had net gains (net of taxes) of $517,975 and $978,950 related to cash flow hedges deferred in accumulated other comprehensive income/(loss) as at December 31, 2009 and 2010, respectively.

At December 31, 2009 and 2010, $5,987,912 and $5,671,837 (net of taxes), of deferred gains on derivative instruments accumulated in other comprehensive income are expected to be reclassified to earnings during the next 12 months. There were no cash flow hedges

Patni Computer Systems Limited and subsidiaries
Notes to the Consolidated Financial Statements

which were discontinued during the period because of non-occurrence of forecasted transaction.

16.2         The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	Currency	December 31, 2009	December 31, 2010

Forward contracts, sell	USD	309,584,551	314,325,000
Forward contracts, sell	JPY	875,000,000	500,000,000
Forward contracts, sell	GBP	2,938,000	8,730,000
Foreign currency purchased options, sell	USD	10,000,000	—

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

16           Derivatives financial instruments (Continued)

The following table summarizes the location and fair value of outstanding derivative instruments in the consolidated balance sheets segregated by type of contract, by assets and liabilities and by designation:

	Location in Consolidated balance sheet	Fair value December 31, 2009	Fair value December 31, 2010

Derivatives designated as hedging instrument

Foreign currency exchange contracts	Other Current assets	$2,199,892	$4,223,950
Foreign currency exchange contracts	Other liabilities	7,692,381	6,539,231

Derivatives not designated as hedging instrument
Foreign currency exchange contracts	Other Current assets	$200,899	$953,108

Derivatives not designated as hedging instrument

	Location of (Gain)/ Loss Recognized in Consolidated statement of income	Amount of (Gain)/ Loss Recognized in income
		December 31, 2009	December 31, 2010

Foreign currency exchange contracts (Note a)	Foreign exchange (gain)/loss, net	$(1,445,738)	$(8,777,949)

a) These foreign currency exchange contracts were entered into to hedge the fluctuations in foreign exchange rates of recognized balance sheet items such as inter-company and end-customer receivables, and were not originally designated as hedges. Realized (gains)/ losses and changes in the fair value of these derivatives are recorded in foreign exchange (gains)/ losses, net in the consolidated statements of income.

The following table summarizes the location and amount of gains and losses on derivative instruments in the consolidated statements of income segregated by type of contract and designation for the year ended December 31, 2010:

Derivatives in Cash Flow Hedging Relationship	Amount of (Gains)/ Loss Recognized in OCI on Derivatives (Effective portion)	Location of (Gain)/ Loss Reclassified from Accumulated OCI into Income (Effective portion)	Amount of (Gain)/ Loss Reclassified from Accumulated OCI into Income (Effective portion)	Location of (Gain)/ Loss Recognized in Income on Derivatives (Ineffective portion and Amount Excluded from Effectiveness Testing)	Amount of (Gain)/ Loss Recognized in income on Derivative (Ineffective portion and Amount Excluded from Effectiveness Testing

Foreign currency exchange contracts	$(11,440,147)	Foreign exchange (gain)/ loss	$(10,979,172)	Foreign exchange (gain)/loss net	$(900,495)

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

16           Derivatives financial instruments (Continued)

The following table summaries the location and amount of gains and losses on derivative instrument in the consolidated statement of income segregated by type of contract and designation for the year ended December 31, 2009:

Derivatives in Cash Flow Hedging Relationship	Amount of (Gains)/ Loss Recognized in OCI on Derivative (Effective portion)	Location of (Gain)/ Loss Reclassified from Accumulated OCI into Income (Effective portion)	Amount of (Gain)/ Loss Reclassified from Accumulated OCI into Income (Effective portion)	Location of (Gain)/ Loss Recognized in Income on Derivatives (Ineffective portion and Amount Excluded from Effectiveness Testing)	Amount of (Gain)/ Loss Recognized in income on Derivative (Ineffective portion and Amount Excluded from Effectiveness Testing

Foreign currency exchange contracts	$(12,330,273)	Foreign exchange (gain)/ loss, net	$18,199,724	Foreign exchange (gain)/loss net	$1,006,930

The Company mitigates the credit risk of these derivatives by transacting with highly rated counterparties in India which are major banks. As of December 31, 2010, the Company has evaluated the credit and non-performance risks associated with the counterparties, and believes that the impact of the credit risk associated with the outstanding derivatives was insignificant.

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

17.2                           In December 2005, pursuant to an Initial Public Offering of American Depositary Shares, the Company issued 6,156,250 ADSs (12,312,500 common shares, as one ADS is equal to two equity shares of the Company) for a net proceeds of $117,021,852 (after adjusting for direct expenses relating to ADSs of $8,196,274). The common shares represented by the ADSs are similar to other common shares except for voting rights. Under the depository agreement, the depository of ADSs shall vote as directed by the Board of Directors of the Company.

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

17           Shareholders’ equity (Continued)

Common shares (Continued)

17.3                           In February 2008, the Board of Directors of the Company approved a proposal to repurchase fully paid equity shares upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 2,370,000,000. In April 2008, necessary public announcements were made for buyback proposal which was approved in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Indian Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (“Buy Back Regulations”). Accordingly, the Company repurchased a total of 10,957,082 equity shares through the Bombay Stock Exchange and the National Stock Exchange for an aggregate consideration of Rs. 2,370,000,000 ($53,062,342) being 100% of the amount authorised for buy back. Subsequently, the Company extinguished such equity shares as per the requirements of Section 77A of the Companies Act, 1956. Retained earnings include profits aggregating Rs. 21,914,164 ($449,521) set aside as Capital Redemption Reserve as required by the Indian Companies Act, 1956 pursuant to the repurchase, which can be utilised only for the purpose of issuing fully paid bonus shares of the Company.

Retained earnings and dividends

17.4                           Retained earnings as of December 31, 2009 and 2010 include profits aggregating $ 8,365,300 and $ 16,244,630, respectively which are not distributable as dividends under Indian Companies Act, 1956 (Companies Act).

17.5                           The ability of Patni to declare and pay dividend under the Companies Act, is determined by its distributable profits as shown by its statutory accounts prepared in accordance with Indian GAAP. When Patni wishes to declare dividends, it is required as per the Companies Act, to transfer upto 10% of its net income (after the deduction of any accumulated deficit) computed in accordance with Companies Act to a general reserve before a dividend can be declared. Also, Indian law on foreign exchange governs the remittance of dividends outside India.

17.6                           The Company’s shareholders approved final dividend of Rs. 3/- per equity share of Rs. 2/- each in Annual General Meeting held on June 23, 2010. The Company’s Board of Directors approved special interim dividend of Rs. 63/- per equity share of Rs. 2/- each in their meeting held on August 13, 2010. The total amount paid was $216,441,698 (including dividend tax of $30,856,050) during fiscal year ended December 31, 2010.

17.7                           At December 31, 2009 and 2010, the foreign currency translation adjustment loss included in other comprehensive income amounted to $23,036,028 and $5,005,977, respectively.

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

18                                  Employee stock compensation plans

18.1                           On June 30 2003, Patni established the ‘Patni ESOP 2003’ plan (‘the plan’).  Under the plan, the Company is authorized to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option, which may be based on service or performance criteria, to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner from one year to four years and expire at the end of five years from the date of vesting. The Stock based compensation expense is recognized over the vesting term of each separately vesting portion of an award (accelerated amortization method). A compensation committee constituted by the Board of Directors of the Company administers the plan. The plan has been amended to enable the Company to issue up to 2,000,000 ADR linked options (wherein one ADR linked option is equal to two equity shares of the Company) to the employees of the Company as well as its subsidiaries. Accordingly, “Patni ESOP 2003- Revised 2009” has come into force with effect from June 21, 2006.

In June 2009, the shareholders authorised the Company to issue additional 8,000,000 equity shares to eligible employees under the “Patni ESOP 2003 - Revised 2009”plan.

18.2                           The weighted average grant date fair value of options granted during the year ended December 31, 2010 was $9.21 for equity linked options and $19.11 for ADR linked options, respectively. The weighted average grant date fair value of options granted during the year ended December 31, 2009 was $2.42 for equity linked options and $8.18 for ADR linked options. The weighted average grant date fair value of options granted during the year ended December 31, 2008 was $2.29 for equity linked options and $6.51 for ADR linked options.

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

18                                  Employee stock compensation plans (Continued)

18.3         Stock options activity under the plan is as follows:

	Year ended December 31, 2009
	Shares arising out of options	Exercise price	Weighted average remaining contractual life (months)

Outstanding at the beginning of the year	596,000	$0.04	89
	350,000	$2.25	89
	525,525	$3.16	35
	1,970,276	$5.51-$7.35	41
	2,859,026	$7.55-$11.18	59

Granted during the period (including 413,905 ADR linked options)	1,830,700	$0.04	76
	1,540,000	$2.05-$2.75	90
	499,600	$7.55-$11.18	90

Forfeited during the year	(54,800)	$0.04	—
	(35,145)	$3.16	—
	(146,100)	$5.51-$7.35	—
	(40,000)	$2.05-$2.75	—
	(450,900)	$7.55-$11.18	—

Exercised during the year *	(125,000)	$0.04
	(76,000)	$2.05-$2.75
	(212,705)	$3.16	—
	(258,275)	$5.51-$7.35	—
	(387,625)	$7.55-$11.18	—

Outstanding at the end of the year	2,246,900	$0.04	72
	1,774,000	$2.05 -$2.75	80
	277,675	$3.16	24
	1,565,901	$5.51-$7.35	29
	2,520,101	$7.55-$11.18	60

Exercisable at the end of the year	24,000	$0.04	59
	11,500	$2.05 -$2.75	59
	277,675	$3.16	24
	1,523,401	$5.51-$7.35	27
	1,232,519	$7.55-$11.18	42

Vested and expected to Vest	2,153,630	$0.04	72
	1,774,000	$2.05- $2.75	80
	277,675	$3.16	24
	1,565,901	$5.51-$7.35	29
	2,520,101	$7.55-$11.18	60

* Includes 38,580 options exercised in December 2009 for which shares have not yet been allotted.

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

18           Employee stock compensation plans (Continued)

18.3         Stock options activity under the plan is as follows: (Continued)

	Year ended December 31, 2010
	Shares arising out of options	Exercise price	Weighted average remaining contractual life (months)

Outstanding at the beginning of the year	2,246,900	$0.04	72
	1,774,000	$2.05 -$2.75	80
	277,675	3.16	24
	1,565,901	$5.51-$7.35	29
	2,520,101	$7.55-$11.18	60

Granted during the period (including 142,015 ADR linked options)	1,043,940	$0.04	90
	60,000	$7.55-$11.18	61

Forfeited during the year	(142,728)	$0.04	—
	(19,976)	3.16	—
	(121,733)	$5.51-$7.35	—
	(447,664)	$7.55-$11.18	—

Exercised during the year	(832,217)	$0.04	—
	(124,000)	$2.05 -$2.75	—
	(155,846)	$3.16	—
	(817,156)	$5.51-$7.35	—
	(325,249)	$7.55-$11.18	—

Outstanding at the end of the year	2,315,895	$0.04	59
	1,650,000	$2.05 -$2.75	68
	101,853	$3.16	17
	627,012	$5.51-$7.35	22
	1,807,188	$7.55-$11.18	51

Exercisable at the end of the year	264,354	$0.04	52
	375,000	$2.05 -$2.75	50
	101,853	3.16	17
	627,012	$5.51-$7.35	22
	1,113,438	$7.55-$11.18	37

Vested and expected to vest	2,221,948	$0.04	60
	1,650,000	$2.05- $2.75	68
	101,853	$3.16	17
	627,012	$5.51-$7.35	22
	1,774,787	$7.55-$11.18	51

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

18                                  Employee stock compensation plans (Continued)

18.4                           The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions for the equity linked options.

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010

Dividend yield	0.68%-1.09%	1.37% - 1.78%	0.60% - 1.06%
Weighted average dividend yield	0.93%	1.53%	0.68%
Expected life	3.5-6.5 years	3.5 - 6.5 years	3.5 - 6.5 years
Risk free interest rates	7.10%-7.37%	5.94% - 7.21%	6.81% - 7.96%
Volatility	33.01%-39.45%	37.01% - 44.16%	37.69% - 42.84%
Weighted Average Volatility	37.35%	39.42%	41.85%

18.5                           The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions for ADR linked

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010

Dividend yield	0.68%	1.18%- 1.64%	0.60% - 1.06%
Weighted average dividend yield	0.68%	1.61%	0.64%
Expected life	3.5 - 6.5 years	1.0 - 6.5 years	1.0 - 6.5 years
Risk free interest rates	3.04% - 3.51%	0.52% - 2.96%	0.48% - 2.93%
Volatility	41.36% - 44.76%	42.41% - 50.79%	30.54% - 46.33%
Weighted Average Volatility	42.90%	46.65%	32.14%

18.6                           The aggregate intrinsic value of options exercised and fair value of options vested is as follows:

As of	December 31, 2008	December 31, 2009	December 31, 2010

Intrinsic value of options exercised	$119,815	$4,160,884	$16,170,530
Fair value of options vested	5,267,840	2,827,133	7,497,155

18.7                           The intrinsic value of options outstanding, exercisable and expected to vest is as follows:

As of	December 31, 2009	December 31, 2010

Options outstanding	$48,721,276	$43,808,966
Options exercisable	9,025,043	10,136,182
Options vested and expected to vest	47,754,548	42,731,933

18.8         The compensation expense recognized as cost of revenues and selling, general and administrative expense is as follows:

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010

Cost of Revenues	$1,526,983	$1,571,630	$2,681,954
Selling, general and administrative expenses	2,370,227	3,736,975	5,943,510

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

18                                  Employee stock compensation plans (Continued)

18.9                           The simplified method is used to estimate the expected term of the instruments in the option valuation model which is based on the vesting term and contractual term of the option as the Company does not have sufficient historical data on option exercise. Volatility is based on historical volatility in the share price movement of the Company over the expected term.

18.10                     As on December 31, 2010, the total compensation cost related to non-vested awards not yet recognized is $8,102,978 and the weighted average period over which it is expected to be recognized is 14 months.

19                                  Income Tax

19.1                           Total income tax expense for the year ended December 2008, 2009 and 2010 were allocated as follows:

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010

Income from operations	$5,203,401	$4,758,887	$19,336,313
Shareholders’ equity, for
- unrealized holding gains/(losses)on investment securities	(257,690)	(301,521)	(117,520)
- unrealized gains/(losses) on derivative instruments	(2,201,998)	(20,446)	1,955,555
- pension	107,142	(181,797)	(272,594)
- gratuity	88,655	14,274	(42,722)
- tax benefit arising on exercise of stock options	(16,121)	(814,537)	(1,329,790)
Goodwill and intangible assets	350,310	—	—
Total	$3,273,698	$3,454,860	$19,529,242

19.2         Income tax expense attributable to income from continuing operations consists of the following:

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010

Current taxes
Domestic	$10,376,924	$14,091,575	$27,637,300
Foreign	4,042,442	(467,451)	6,550,562
	14,419,366	13,624,124	34,187,862
Deferred taxes
Domestic	(9,562,995)	(9,063,137)	(13,835,511)
Foreign	347,030	197,900	(1,016,038)
	(9,215,965)	(8,865,237)	(14,851,549)
Total	$5,203,401	$4,758,887	$19,336,313

Pre-tax income from domestic and foreign operations is set out below:

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010

Pre-tax income
Domestic	$79,583,951	$98,086,457	$138,858,890
Foreign	27,040,695	26,452,194	13,656,307
Total	$106,624,646	$124,538,652	$152,515,195

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

19                                  Income Tax (Continued)

19.3                           The tax effect of temporary differences that give rise to significant portion of deferred tax assets and liabilities are presented below:

	December 31, 2009	December 31, 2010

Deferred tax assets:
Leave pay obligation, accrued incentives, pension obligations, etc	$12,534,005	$11,826,375
Accounts receivable	988,216	865,753
Deferred revenue	506,774	386,966
Carry forward business and other losses	4,862,055	11,079,144
Payroll taxes and interest on payroll and corporate taxes	931,668	830,556

ESOP compensation costs	2,193,300	2,188,163
Others	205,000	175,618
Unrealised loss on derivatives	2,222,444	1,325,108
Billings in excess of costs and estimated earnings in excess of billings on uncompleted contracts	59,059	534,036
Mat credit entitlement (1)	23,023,086	40,845,386
Gross deferred assets	47,525,607	70,057,105
Less: Valuation allowance	(3,600,737)	(10,281,624)
Total deferred tax assets	$43,924,870	$59,775,481

Deferred tax liabilities:
Property, plant and equipment	(1,363,190)	(3,484,358)
Undistributed earnings of US branch	(1,809,554)	(1,529,585)
Unrealised gain on available for sale securities	(542,884)	(422,902)
Intangible assets	(1,930,391)	(1,600,773)
Tax deduction available for notional interest deduction	(499,850)	(499,851)
Tax deductible goodwill	(732,371)	(1,055,263)
Total deferred tax liabilities	$(6,878,240)	$(8,592,732)
Net Deferred tax assets	$37,046,630	$51,182,749
Classified as
Deferred tax assets
Current	$9,418,969	$35,541,868
Non current	28,732,581	16,621,609
Deferred tax liabilities
Current	—	—
Non current	1,104,920	980,728

Net Deferred tax assets	$37,046,630	$51,182,749

(1)Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under section 10A of the Indian Income tax Act, 1961. Consequently, the Company has calculated the tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. Accordingly, deferred tax asset of $ 7,780,124, $9,824,046 and $16,884,895 has been recognized during fiscal year December 31, 2008, 2009 and 2010, respectively in respect of MAT credit entitlement, which can be carried forward for a period of 10 years.

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

19           Income Tax (Continued)

19.4                           In assessing the realisability of deferred tax assets, management considers whether it is more likely than not, that some portion, or all, of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences and loss carryforwards are deductible. Management considers the reversal of taxable temporary differences, the projected future taxable income, tax planning strategies and impact of tax exemptions currently available to the Company, in making this assessment. Based on the level of expected taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not, the Company will realise the benefits of those deductible differences, net of existing valuation allowances. Taxable income for the years 2008, 2009 and 2010 aggregated $35,969,214, $57,279,749 and $59,874,581, respectively.

The operating loss of the subsidiaries in the UK amounting to $18,047,300 can be carried forward for an indefinite period, the operating loss of the subsidiaries in the US amounting to $ 2,539,151 will expire at various dates through December 31, 2030, the operating loss of the subsidiary in Mexico amounting to $2,056,410 will expire at various dates through December 31, 2020, the operating loss of the subsidiary in Singapore amounting to $4,353,319 can be carried forward for an indefinite period and the operating loss of subsidiary in Japan amounting to $480,196 can be carried forward till December 31, 2015.

19.5                           Deferred tax liability in respect of undistributed earnings of Patni’s foreign subsidiaries as of December 31, 2010 aggregating $20,302,668 has not been recognised in the financial statements, as such earnings are considered to be indefinitely re-invested. As of December 31, 2010, the undistributed earnings of these subsidiaries were approximately $ 61,120,399.

19.6                           The net change in valuation allowance in the year 2010 is mainly on account of creation of valuation allowance in respect of deferred tax asset recorded on business loss carryforwards for subsidiaries in UK, Mexico, Singapore and Japan amounting to $ 1,616,082, $362,155, $598,801 and $201,682, respectively. The Company has also set up a valuation allowance on deferred tax asset of Patni Telecom India (formerly known as Cymbal Information Services Pvt. Ltd.) amounting to $1,839,375, primarily comprising MAT credit entitlement. Additionally, the Company has set up a valuation allowance on deferred tax asset recorded on long term capital loss arising on investment in available for sale securities amounting to $2,062,792.

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

19                                  Income Tax (Continued)

19.7                           The reported income tax expense attributable to income from continuing operations differed from amounts computed by applying the enacted tax rate to income of Patni from continuing operations before income-taxes as a result of the following:

	December 31, 2008	December 31, 2009	December 31, 2010
Income before income taxes	$106,624,646	$124,538,652	$152,515,195
Weighted average enacted tax rate in India	33.99%	33.99%	33.41%
Computed expected income tax expense	$36,241,717	$42,330,688	$50,956,280
Effect of:
Income exempt from tax	(31,274,645)	(30,673,751)	(40,368,768)
Changes in valuation allowance	(501,719)	3,600,737	6,680,887
Carry forward losses on long term capital loss	—	(411,810)	(2,062,792)
Non deductible expenses	2,837,440	2,002,506	2,346,854
US State taxes, net of federal tax benefit	761,085	1,021,285	471,183
Branch taxes	10,393,012	9,733,131	9,371,248
Reversal of the uncertain tax positions due to the expiration of the statute of limitation	—	(7,629,429)	(6,735,221)
Foreign income taxed at different rates	921,930	649,042	1,028,054
Change in statutory tax rate on deferred taxes	—	—	44,591
Profit on sale of investments taxed at other than statutory rate	(3,076,104)	(3,092,519)	(607,356)
Change to prior year tax expense estimates	(12,496,744)	(9,423,496)	—
Reversal of prior year tax	—	(3,452,757)	(1,845,392)
Others	1,397,430	105,260	56,745

Reported income tax expenses	$5,203,401	$4,758,887	$19,336,313

19.8                       The Finance Act, 2009 has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending March 31, 2011 or 10 years after the commencement of a Company’s undertaking.

19.9                           A substantial portion of profits of the group’s India operations is exempt from Indian income tax, being profit from undertakings situated at Software Technology Parks of India (“STPI”) and Special Economic Zones (“SEZ”) in India. Under the tax holiday for STPI units, the tax payer can utilize exemption of profits from income taxes for a period of ten consecutive years. The Company has opted for this exemption for undertakings situated in STPI and these exemptions expire on various dates between years March 31, 2005 and 2011. Additionally, one of the Company’s undertaking is eligible for a tax holiday as a Special Economic Zone unit commencing from 2008 onwards in respect of 100% of the export profits for a period of 5 years, 50% of such profits for next 5 years and 50% of the profits for further period of 5 years subject to satisfaction of certain capital investments requirements. The aggregate effect on net income of the above tax holiday and export incentive schemes were $27,312,225, $27,145,852 and $36,642,894 for 2008, 2009 and 2010, respectively. Further, the per share effect of this exemption on net income was $0.20, $0.21  and $0.28  for 2008, 2009 and 2010, respectively.

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

19                                  Income Tax (Continued)

19.10                     The Company conducts its business globally, and, as a result, the Company and some of its subsidiaries file income tax returns in India, the U.S., and various foreign jurisdictions. The tax years ended March 31, 2000 to March 31, 2010 remain open to examination by the Indian tax authorities. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2007 with regard to the Company’s US branch and with regard to Patni USA.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31, 2008	December 31, 2009	December 31, 2010

Beginning Balance	49,333,633	45,871,569	32,371,414
Additions based on tax positions related to current year	9,076,827	8,355,426	8,482,865
Additions for tax positions of prior years	6,251,572	—	—
(Settlement)/Refund	1,211,383	(201,516)	—
Reductions for tax positions of prior years	(19,049,718)	(13,675,197)	(1,228,901)
Reductions for tax positions due to lapse of statute of limitation	—	(8,222,392)	(7,265,081)
Exchange difference	(952,128)	243,524	54,246
Ending Balance	45,871,569	32,371,414	32,414,543

The Company recognizes interest and penalties related to uncertain tax positions in other (expense)/ income.  During year ended December 31, 2010, the Company reversed interest net of provision amounting to $329,913 mainly on account of expiry of statute of limitation with regard to its US Branch for the fiscal year ended March 31, 2007 amounting to $1,064,244. During year ended December 31, 2009, the Company reversed interest and penalties net of provision amounting to $1,974,745 mainly on account of reversal of $1,847,592 arising on account of completion of assessment with IRS for years 2005 and 2006 for Patni USA and $1,191,530 on account of expiry of statute of limitation with regard to it’s US Branch for the year ended March 2006. During the year ended December 31, 2008, the Company recognized a reversal of previously recognized interest expense of $5,448,920 mainly on account of a credit of $7,590,016 arising on account of settlement with IRS for years 2003 and 2004 for Patni Inc and for the years ended March 2003, 2004 and 2005 for US Branch. As of December 31, 2010 and December 31, 2009, the Company has $1,467,437 and $1,797,349 respectively as accrued interest and penalties related to uncertain tax positions.

As of December 31, 2010 the Company had $30,001,745 of net unrecognized tax benefits arising out of tax positions which would affect the effective tax rate if recognized. Although it is difficult to anticipate the final outcome on timing of resolution of any particular uncertain tax position, the Company believes that the total amount of unrecognized tax benefits will be decreased by $7,358,137 during the next 12 months due to expiry of statute of limitation.

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

20                                  Retirement benefits to employees

Gratuity benefits

20.1                           In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all eligible employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company.

20.2                           Patni India contributes each year to a gratuity fund based upon actuarial valuation performed by an actuary. The fund is administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the trust and comprises investment in government securities, government securities based mutual funds and other securities. The Gratuity Plan of Patni Telecom India is not funded.

20.3                           With regard to the Gratuity Plans of Patni India and Patni Telecom India, the following table sets forth the plans’ funded status and amounts recognized in the Company’s consolidated balance sheets. Measurement dates used to measure fair value of plan assets and benefit obligation is December 31.

As of,	December 31, 2009	December 31, 2010

Change in benefit obligation
Projected benefit obligation (“PBO”) at January 1,	$5,312,302	$6,493,033
Service cost	953,489	1,086,149
Interest cost	503,480	509,430
Plan amendments	—	725,130
Translation loss/(gain)	311,964	304,355
Actuarial loss/(gain)	(62,898)	(258,927)

Benefits paid	(525,304)	(964,547)
PBO at December 31,	6,493,033	7,894,623
Fair value of plan assets as at January 1,	4,577,156	5,874,171
Actual return on plan assets	301,786	129,635
Employer contributions	1,251,963	680,203
Benefits paid	(525,304)	(964,547)
Translation gain/(loss)	268,569	256,218
Plan assets at December 31,	5,874,171	5,975,680

Funded status	(618,862)	(1,918,943)
Accumulated benefit obligation	5,268,278	5,790,689
Amounts recognized in the consolidated balance sheets consists of:
Provision for Gratuity (included in ‘other current liabilities’)	46,324	74,094
Provision for Gratuity (included in ‘other liabilities’)	572,538	1,844,849
	$618,862	$1,918,943

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

20                                  Retirement benefits to employees (Continued)

Gratuity benefits (Continued)

20.4                         Key weighted average assumptions used to determine the benefit obligation were as follows:

	December 31, 2009	December 31, 2010

Discount rate	7.45%	8.90%

For the actuarial valuation at December 31, 2010 compensation levels have been assumed to increase at 10% per annum for the first two years, 8% in next three years and 6% per annum thereafter. For the actuarial valuation at December 31, 2009 compensation levels have been assumed to increase at 6% per annum.

The expected rate of return on assets in future is considered to be 7.50%. This is based on the expectation of the average long-term rate of return to prevail over the next 15 to 20 years on the type of investments prescribed as per the statutory pattern of investments.

20.5                         The composition of plan assets is detailed below:

As of ,	December 31, 2009%		December 31, 2010%
Central/State Government Securities	$65,380	1%	$64,839	1%
Investment in Government Securities based funds	4,316,604	73%	3,863,700	65%
Public Sector bonds/ Financial Institutions/ Bank bonds/ Term deposits/Rupee Bonds	1,492,187	25%	2,047,141	34%
Total	$5,874,171	100%	$5,975,680	100%

The investments are made in accordance with  the prescribed government guidelines. Fair value of government securities based mutual funds are based on prices as stated by the issuers of mutual funds and are classified as Level 2. Fair value of investment in Central/State government securities and public sector bonds/ financial institutions/ bank bonds/ term deposits/ rupee bonds is determined using observable market inputs and are classified as Level 2.

20.6                         Net periodic gratuity cost included the following components:

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010

Service cost	$1,094,495	$953,489	$1,086,149
Interest cost	552,411	503,480	509,430
Expected return on assets	(365,565)	(332,202)	(426,949)
Amortization of actuarial (gain) / loss	137,128	(10,711)	100,736
Net gratuity cost	$1,418,469	$1,114,055	$1,269,366

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

20                                  Retirement benefits to employees (Continued)

Gratuity benefits (Continued)

20.7                         Key weighted average assumptions used to determine the net periodic gratuity cost were as follows:

	December 31, 2008	December 31, 2009	December 31, 2010

Discount rate	9.00%	7.45%	7.45%
Expected return on assets	7.50%	7.50%	7.50%

20.8                         Patni’s expected contribution to gratuity fund for the calendar year 2011 is $1,528,233. The expected benefit payments for next ten years are as follows:

	2011	2012	2013	2014	2015	2016 -2020

Expected benefit payments	$2,034,519	$2,077,852	$2,084,452	$1,930,604	$2,184,295	$7,722,081

At December 31, 2008, 2009 and 2010, the pre tax amounts in accumulated other comprehensive income / (loss), not yet recognized as a component of net periodic gratuity  costs consists of actuarial gain / (loss) and prior service cost on account plan amendment of $23,977, $33,407 and ($637,399), respectively. The estimated actuarial gain / (loss) and prior service cost that will be amortized from other comprehensive income / (loss) in net periodic gratuity cost in fiscal 2011 is ($213,426).

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

As at,	December 31, 2009	December 31, 2010
Change in benefit obligation
PBO at January 1,	$1,922,687	$2,411,522
Service cost	—	—
Interest cost	168,928	178,148
Translation loss/(gain)	93,799	99,114
Actuarial loss/(gain)	352,623	(329,553)
Benefits paid	(126,515)	(133,929)
PBO at December 31,	2,411,522	2,225,302
Funded status	(2,411,522)	(2,225,302)
Accumulated benefit obligation	$2,411,522	$2,225,302
Amounts recognized in the consolidated balance sheets consists of:
Provision for Pension (included in ‘other current liabilities’)	131,384	136,731
Provision for Pension (included in ‘other liabilities’)	2,280,138	2,088,571
	$2,411,522	$2,225,302

20.11                   Key weighted average assumptions used to determine benefit obligation for Patni India pension plan were as follows:

	December 31, 2009	December 31, 2010

Discount rate	7.45%	8.90%
Increase in compensation levels	0%	0%

20.12                   Key weighted average assumptions used to determine benefit obligation for Patni India pension plan were as follows:

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010

Service cost	—	—	—
Interest cost	181,491	$168,928	$178,148
Amortization	—	—	2,914
Net pension cost	$181,491	$168,928	$181,062

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

20                                Retirement benefits to employees (Continued)

Pension benefits (Continued)

20.13                   Key weighted average assumptions used to determine net periodic pension cost for the Patni India pension plan were as follows:

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010

Discount rate	9.00%	7.45%	8.90%
Increase in compensation levels	0.00%	0.00%	0.00%

20.14                   The expected benefit payments for next ten years are as follows:

	2011	2012	2013	2014	2015	2016-2019

Expected benefit payments	$136,734	$136,734	$136,734	$136,734	$136,734	$1,298,971

20.15                   With regard to Patni USA pension plan, the following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheet. Measurement dates used to make up benefit obligation is December 31 for each fiscal year.

As at,	December 31, 2009	December 31, 2010
Change in benefit obligation
PBO at January 1,	$7,273,000	$8,007,000
Service cost	201,000	215,000
Interest cost	336,000	370,000
Actuarial loss/ (Gain)	197,000	895,000
PBO at December 31,	8,007,000	9,487,000
Funded status	(8,007,000)	(9,487,000)
Accumulated benefit obligation	$5,469,000	$7,128,000
Amounts recognized in the consolidated balance sheets consists of:
Provision for Pension (included in ‘other liabilities’)	8,007,000	9,487,000
	$8,007,000	$9,487,000

20.16                   Key weighted average assumptions used to determine benefit obligation for Patni USA pension plan were as follows:

	December 31, 2009	December 31, 2010

Discount rate	4.5%	4.50%
Increase in compensation levels	10%	10%

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

20                                Retirement benefits to employees (Continued)

Pension benefits (Continued)

20.17                   Net periodic pension cost of Patni USA pension plan included the following components:

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010

Service cost	$200,000	$201,000	$215,000
Interest cost	318,000	336,000	370,000
Amortization	—	—	—
Net pension cost	$518,000	$537,000	$585,000

20.18                   Key weighted average assumptions used to determine net periodic pension cost for the Patni USA pension plan were as follows:

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
Discount rate	4.5% per annum	4.5% per annum	4.5% per annum
Increase in compensation levels	10% per annum	10% per annum	10% per annum

20.19                   At December 31, 2008, 2009 and 2010, the pre tax amounts in accumulated other comprehensive income / (loss), not yet recognized as a component of net periodic pension costs consists of actuarial loss of ($168,616), ($713,580) and ($1,286,255), respectively The estimated actuarial gain/ (loss) that will be amortized from other comprehensive income / (loss) in net periodic pension cost in fiscal 2011 is ($136,000).

Provident Fund

20.20                   All eligible employees of Patni India and Patni Telecom India receive provident fund benefits through a defined contribution plan in which both the employee and employer make monthly contributions to the plan at 12% each of the covered employee’s defined portion of salary. The Company has no further obligations under the plan beyond monthly contribution. Patni contributes to the Provident Fund Plan maintained by the Government of India.

20.21                   Patni contributed $ 4,251,292, $4,151,565 and $ 4,601,080 to the Provident Fund Plan in 2008, 2009 and 2010, respectively.

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

21.3                         Patni’s geographic segmentation is based on location of customers and comprises United States of America (‘USA’), Europe, Japan, India and Others. Revenue in relation to geographic segments is categorized based on the location of the specific customer entity for which services are performed irrespective of the customer entity that is billed for the services and whether the services are delivered onsite or offshore. Categorization of customer related assets and liabilities in relation to geographic segments is based on the location of the specific customer entity which is billed for the services.

21.4                         Substantial portion of Patni’s long lived assets are located in India.

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

21          Segment Information (Continued)

21.5                           Industry segments

Particulars	Financial	Insurance	Manufacturing, Retail and Distribution	Communication, Media & Utilities	Product Engineering	Total

	December 31, 2008

Net revenues	$91,673,353	$177,274,553	$207,659,685	$129,030,389	$113,246,123	$718,884,103
Accounts receivables, net	14,749,219	25,412,923	33,085,786	22,658,292	15,907,523	$111,813,743
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,043,777)	(223,984)	(2,030,463)	(1,008,800)	(1,693,359)	$(6,000,383)
Advance from customers	(85,646)	(50,311)	(455,801)	(58,780)	(685,331)	$(1,335,869)
Unbilled revenue	3,110,598	2,162,504	8,127,184	12,711,210	4,551,871	$30,663,367

	December 31, 2009

Net revenues	$84,151,975	$195,114,394	$190,215,320	$88,347,870	$98,088,562	$655,918,121
Accounts receivables, net	13,477,359	25,223,137	39,713,407	17,034,240	13,961,443	$109,409,586
Billings in excess of cost and estimated earnings on uncompleted contracts	(263,957)	(301,076)	(2,467,272)	(999,385)	(1,686,130)	$(5,717,820)
Advance from customers	(327,657)	(55,428)	(463,250)	(246,895)	(80,452)	$(1,173,682)
Unbilled revenue	2,250,394	2,577,881	6,975,234	5,422,872	2,510,930	$19,737,311

	December 31, 2010

Net revenues	$81,464,893	$212,353,847	$212,436,521	$78,320,496	$117,122,882	$701,698,639
Accounts receivables, net	12,236,355	34,160,499	38,090,764	16,097,032	21,032,695	$121,617,345
Billings in excess of cost and estimated earnings on uncompleted contracts	(710,261)	(938,063)	(2,817,444)	(975,887)	(12,479,839)	$(17,921,494)
Advance from customers	(352,443)	(218,900)	(549,986)	(212,908)	(139,480)	(1,473,717)
Unbilled revenue	2,889,762	5,723,942	10,008,544	5,808,900	6,299,795	$30,730,943

Patni Computer Systems Limited and subsidiaries Notes to the Consolidated Financial Statements

21 Segment Information (Continued)

21.7                        Geographic segments

Particulars	USA	Europe	Japan	India	Others	Total

	December 31, 2008

Net revenues	$545,440,929	$112,640,874	$25,039,034	$6,426,537	$29,336,729	$718,884,103
Accounts receivables, net	84,479,242	18,910,013	3,289,297	1,962,387	3,172,804	$111,813,743
Billings in excess of cost and estimated earnings on uncompleted contracts	(3,122,673)	(186,880)	(1,528,806)	(55,839)	(1,106,185)	$(6,000,383)
Advance from customers	(687,186)	(71,776)	(507,529)	(8,242)	(61,136)	$(1,335,869)
Unbilled revenue	14,773,659	11,387,849	1,144,701	858,273	2,498,885	$30,663,367

	December 31, 2009

Net revenues	$517,254,514	$83,476,935	$23,205,669	$6,760,695	$25,220,308	$655,918,121
Accounts receivables, net	89,143,096	14,287,050	1,898,097	1,566,291	2,515,052	$109,409,586
Billings in excess of cost and estimated earnings on uncompleted contracts	(2,861,588)	(826,062)	(1,588,626)	(52,070)	(389,474)	$(5,717,820)
Advance from customers	(756,813)	(321,255)	(47,010)	(12,213)	(36,391)	$(1,173,682)
Unbilled revenue	11,362,487	4,910,420	464,171	524,069	2,476,164	$19,737,311

	December 31, 2010

Net revenues	$560,260,888	$80,288,384	$21,884,983	$15,462,265	$23,802,119	$701,698,639
Accounts receivables, net	94,155,394	16,680,445	1,674,872	4,946,091	4,160,543	$121,617,345
Billings in excess of cost and estimated earnings on uncompleted contracts	(4,066,674)	(11,003,308)	(1,888,724)	(155,222)	(807,566)	$(17,921,494)
Advance from customers	(938,148)	(347,963)	(138,503)	(6,500)	(42,603)	$(1,473,717)
Unbilled revenue	20,791,297	6,288,255	1,012,858	807,555	1,830,978	$30,730,943

21                                Segment Information (Continued)

21.8                         One customer accounted for 11%, 10% and 11% of the total revenues for the year ended December 31, 2008, 2009 and 2010, respectively. Net receivables from this customer as at December 31, 2009 and 2010, amounted to 15% and 14% of the total net receivables, respectively. The revenues from this customer were across all the industry segments of the Company. Another customer in the Insurance industry segment accounted for 10%, 12% and 11% of the total revenues for the years ended December 31, 2008, 2009 and 2010, respectively. Net receivables for this customer as at December 31, 2009 and 2010, amounted to 6% and 5% of the total net receivables, respectively.

22                                Earnings per share

A reconciliation of the common shares used in the computation of basic and diluted earnings per share is set out below:

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
Common shares
Weighted average number of shares outstanding	135,590,677	128,254,916	130,101,442
Effect of dilutive equivalent shares-stock options outstanding	169,745	1,986,169	3,746,932
Weighted average number of equity shares and dilutive equivalent shares outstanding	135,760,422	130,241,085	133,848,374

Options to purchase 5,704,527, 980,600 and 468,000 equity shares were outstanding during the year ended December 31, 2008, 2009 and 2010, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares and to do so would have been anti-dilutive.

23                                Related party transactions

23.1                         Patni enters into various transactions with related parties, such as PCS Technology Ltd. (‘PCSTL’), formerly known as PCS Industries Ltd., General Atlantic Mauritius Limited, PCS Cullinet, PCS Finance, Ravi and Ashok Enterprises, Ashoka Computers - all affiliates, directors of Patni and their relatives.

The Company has recorded an amount of $457,436, $359,523 and $Nil as commission for Mr G.K.Patni and Mr A.K.Patni (included in selling, general and administrative expenses) for the year ended December 31, 2008, 2009 and 2010, respectively.

The Company has recorded sales transactions with General Atlantic Mauritius Limited (GAML). Revenues of $456,729 $417,220 and $403,252 were recorded, for the year ended December 31, 2008, 2009 and 2010, respectively. Accounts receivable due from GAML at December 31, 2009 and 2010 were $67,842 and $65,339, respectively.

23                                Related party transactions (Continued)

Expenses

23.2                         Patni has taken certain residential properties under operating leases from certain affiliates and the Patni family. The rentals and other incidental charges incurred were $82,036, $75,061 and $94,687 for the years ended December 31, 2008, 2009 and 2010, respectively. Amounts payable with respect to these obligations as at December 31, 2009 and 2010 were $48,616 and $63,731, respectively. Outstanding security deposits under the operating leases placed by Patni with affiliates and the Patni family at December 31, 2009 and 2010 were $37,576 and $39,106, respectively.

Due from employees

23.3                         Patni grants personal loans to eligible employees, either for housing or personal purposes and advances to meet initial conveyance and living expenses while on travel. Personal loans include loans for vehicle purchase and other individual employee needs. Such loans and advances are repayable in equal installments over periods ranging from 1—60 months. Interest on these loans and advances is charged at 0- 9%. Loans outstanding at December 31, 2009 and 2010 were $108,383 and $106,402, respectively.

23.4                         Patni USA, Patni UK, Patni GmbH, Patni Telecom Solutions Inc. and its subsidiaries grant personal loans to employees as well as advances to meet initial conveyance and living expenses while on travel. Such loans and advances are repayable over a period of 6 months. Interest charged on these loans and advances ranged from 0% to 10%.  Balance outstanding of such loans and advances at December 31, 2009 and 2010 were $695,173 and $980,857, respectively.

Employees execute promissory notes for the amount advanced along with a guarantor’s agreement as collateral. In the case of long term housing loan, the original house deed is deposited with the Company as collateral, in addition to the guarantor’s agreement.

24                                Line of Credit

The Company has an overall line of credit of Rs.610,000,000 ($13,112,639) and Rs.610,000,000 ($13,646,532) as of December 31, 2009 and 2010, respectively, from its bankers for various requirements such as pre and post shipment loan, export bill discounting, overdrafts, working capital demand loans, financial and performance guarantees, etc. These facilities bear interest as negotiated with the bank from time to time. The facilities are secured by accounts receivables of the Company. These facilities can be withdrawn by the bankers on non compliance of terms and conditions mentioned in the facility letter. The Company has availed guarantee facility of $1,557,896 and $3,803,994 as of December 31, 2009 and 2010, respectively. In addition, Patni USA has a facility for issuance of letters of credit to the extent of $ 500,000 as of December 31, 2009 and 2010. No amounts were utilized under this facility.

25                                Commitments and Contingencies

25.1                         The Company is obligated under a number of contracts relating to capital expenditure. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated $55,578,368 and $54,468,441 at December 31, 2009 and 2010, respectively.

25.2                         Guarantees given by a bank on behalf of Patni amounted $1,732,404 and $3,949,304 as at December 31, 2009 and 2010, respectively and letter of credit issued by bank was $365,112 and $NIL as at December 31, 2009 and 2010, respectively.

25.3                         In December 2008, the Company received a demand of approximately Rs 459 million for the Assessment Year (A.Y.) 2003-04 including an interest demand of Rs 259 million ($10,260,961 including an interest demand of approximately $5,786,223) and another demand in January 2009 of approximately Rs 1,133 million for the A. Y. 2005-06 including an interest demand of approximately Rs 423 million ($25,345,659 including an interest demand of approximately $9,452,256). These demands concern the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961(‘ACT’) as per earlier assessments. Subsequently, in June 2010, the Company has filed an further extension for stay of demand.

As per stay of demand order, till December 2010, the Company has paid sum of Rs. 66 million ($1,476,510) for the Assessment Year 2003-04 and Rs.239 million ($5,348,365) for the A. Y. 2005-06 in respect of the matters under appeal. Management considers these demands as not tenable against the Company, and therefore no provision for this tax contingency has been established.

The tax department had earlier rejected the Company’s claim under section 10A of the Act and raised a demand of approximately Rs. 630 million ($14,097,763 including an interest demand of approximately $4,180,089) for A.Y. 2004-05 and Rs. 262 million ($ 5,854,586 including an interest demand of approximately $ 3,129,247) for A.Y. 2002-03 in December 2006 and December 2007, respectively. However on appeal, in 2008 the CIT (Appeal) had allowed the claim in favour of the Company under section 10A of the Act. The Indian Income tax department has appealed against the CIT (Appeal’s) orders in respect of assessment year 2002-03 and 2004-05 in the Indian Income Tax Appellate Tribunal. Management considers these demands as not tenable against the Company, and therefore no provision for this tax contingency has been established.

In November 2010, the Company has received demand order for A.Y.2006-07 for a sum of Rs.1,262 million including an interest demand of Rs.442 million ($28,228,802 including an interest demand approximately $9,880,384) disallowing tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a Transfer Pricing Adjustment for the Company’s BPO operations. The Company has filed the appeal before the Indian Income Tax Appellate Tribunal and also filed an appeal for the stay of demand with the tax department. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

In December 2010, the Income tax department has issued draft assessment order for A.Y.2007-08 disallowing tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a Transfer Pricing Adjustment for delayed recoveries from Associate’s Enterprises. The Company has filed the objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the Income Tax Act, 1961.  Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

25                                Commitments and Contingencies (Continued)

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

26                                Subsequent events

Pan-Asia iGATE Solutions and iGATE Global Solutions Limited entered into share and securities purchase agreements with the promoter group of Patni and General Atlantic Mauritius Limited to acquire 63% equity capital of the Company at a price of Rs.503.5 per share, subject to fulfillment of certain conditions.