Form 20-F
period 2011-12-31
Patni Computer Systems LTD
filed 2012-03-14
CIK 1324503

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Ananth Nayak, Principal Finance Officer, +91 22 2829 1454, extension 5313 ananth.nayak@igatepatni.com

Akruti Softech Park, MIDC, Cross Road No. 21, Andheri (E), Mumbai 400 093, India

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange
American Depositary Shares, each representing two equity shares, par value Rs. 2 per share. Equity shares, par value Rs. 2 per share*	on which registered: New York Stock Exchange

*	Not for trading but only in connection with Registration of the ADSs

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not applicable

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2011 was:

Equity shares: 134,494,133

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    YES  ☐    NO  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements in this filing US GAAP ☒. International Financial Reporting Standards as issued by the International Accounting Standards Board    ☐    Others  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    YES  ☐    NO  ☒.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

In this Annual Report on Form 20-F, references to “U.S.”, or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “U.K.” are to the United Kingdom. Reference to “US” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” or “GBP” are to the legal currency of United Kingdom and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Rs. or in U.S. dollars unless stated otherwise. References to a particular “fiscal” year are to our fiscal year ended December 31 of such year. All references to “we”, “us”, “our”, “Patni” or “Our Company” shall mean Patni Computers Systems Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars have been based on the noon buying rate published by the Federal Reserve Board of New York on December 31, 2011, in Indian Rupees which was Rs. 53.06 per US$1.00. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our websites including our corporate website, www.igatepatni.com, is not part of this Annual Report.

US GAAP financial statements and Presentation of Financial Information

The audited consolidated financial statements contained in this annual report on Form 20-F for the years ended December 31, 2011, 2010 and 2009 and as at December 31, 2011 and 2010 have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”, “U.S. GAAP” or “GAAP”). On May 12, 2011, the company was acquired by iGATE Corporation (“iGATE”) through two of its wholly owned subsidiaries Pan-Asia iGATE Solutions, (“Pan Asia”), and iGATE Global Solutions Limited (“iGATE Global” and, together with Pan Asia, the “Purchasers”). iGATE Corporation is a publicly listed company on NASDAQ. As a result of our acquisition by iGATE and pursuant to FASB ASC No. 805 and Codification of SEC Staff Accounting Bulletins Topic 5.J “New Basis of Accounting Required in Certain Circumstances”, we have elected to apply “push down” accounting with effect from May 15, 2011, the date of acquisition. For convenience, the Company has used a cut-off date of May 15, 2011 as the acquisition date since the transactions from May 12, 2011 through May 15, 2011 were not material. Push down accounting requires that the fair value adjustments and goodwill identified by the acquiring entity be pushed down and reflected in the financial statements of the acquired entity.

Accordingly, our results for the year ended December 31, 2011 have been split into the predecessor period from January 1, 2011 through May 15, 2011 and the successor period from May 16, 2011 through December 31, 2011. The selected consolidated data presented below under the captions “Statement of Income Data”, “Balance Sheet Data” and “Cash Flow Data” through May 15, 2011 reflects the historical accounting basis in Patni’s assets and liabilities and is labeled “Predecessor Company”. The selected data presented below under the captions “Statement of Income Data”, “Balance Sheet Data” and “Cash Flow Data”, as of December 31, 2011 and the period from May 16, 2011 through December 31, 2011 is labeled “Successor Company” and reflects the push down basis of accounting for the fair values of assets acquired and liabilities assumed by iGATE Corporation. This effect is presented by a vertical black line division between the columns entitled Predecessor and Successor and signifies that the amounts shown for the periods prior to and subsequent to the acquisition by iGATE are not comparable.

The results for the year ended December 31, 2011 are not intended to represent or be indicative of the combined results of operations of the Successor and the Predecessor that would have been reported had the push down accounting treatment not been effected and should not be taken as representative of the Patni’s future combined results of operations. Additionally, the results for the year ended December 31, 2011 may not be comparable to the results for the Predecessor periods as a result of the push down accounting treatment.

The material effects to our financial results from the application of “push down” accounting relate to depreciation and amortization expenses resulting from the increase in the fair value of our leasehold lands, property and equipment, and intangible assets which are discussed below. This effect is presented by a vertical black line division between the columns entitled Predecessor and Successor on such data. The black line signifies that the amounts shown for the periods prior to and subsequent to the iGATE acquisition are not comparable.

Certain reclassifications have been made to conform to iGATE’s presentation of its financial statements. Depreciation and amortization expense is reclassified from cost of revenues to selling, general and administrative expenses, respectively, and presented separately. Certain costs relating to office rent, electricity, water, diesel, repair and maintenance are reclassified from cost of revenues and included as part of selling, general and administrative expenses. Please see footnote 1.2 of the “Notes to Consolidated Financial Statements”.

The presentation of combined financial information for these periods may yield results that are not fully comparable on a period-by-period basis, primarily due to the impact of acquisition on May 15, 2011. Combined financial information does not comply with US. GAAP; however, it is presented because we believe that it provides the most meaningful comparison of our results for 2011 to our results for prior periods.

See footnote 1.2 to our consolidated financial statements under “Item 17 – Financial Statements.”

IGAAP financial statements

As a company incorporated in India, Patni also prepares annual audited consolidated and stand alone financial statements, and audited consolidated and stand alone quarterly condensed financial statements in accordance with Indian generally accepted accounting principles (“IGAAP”). These financial results (referred to as IGAAP statements) are published and are submitted to the Bombay and National Stock Exchanges in India and are furnished to the US Securities and Exchange Commission (the “SEC” ) on Form 6-K.

Presentation of Supplemental Non-GAAP Financial Measures

We use supplemental non-GAAP financial measures as defined by the SEC. These non-GAAP measures are not in accordance with, or an alternative for measures prepared in accordance with, generally accepted accounting principles in the United States and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. We define non-GAAP net income as net income attributable to Patni plus the following expenses net of income tax effects (i) amortization of intangible assets, (ii) stock-based compensation, (iii) severance expenses, (iv)delisting/going private expenses. Reconciliations of these non-GAAP measures to their comparable GAAP measures are included in the financial tables under “Item 5A – Operating Results – Use of non-GAAP Financial Measures”).

Non-GAAP Disclosure of Adjusted EBITDA

Effective from the second quarter of fiscal 2011, we decided to present Adjusted EBITDA as a supplemental measure of our performance. We define Adjusted EBITDA as net income attributable to Patni plus (i) depreciation and amortization, (ii) interest expense, (iii) income tax expense, minus (iv) other income, net plus (v) foreign exchange (gain)/ loss, (vi) stock based compensation (vii) severance expenses and (viii) delisting/going private expenses. We eliminated the impact of the above as we do not consider them as indicative of our ongoing operating performance. These adjustments are described herein (see “Item 5A – Operating Results – Non-GAAP Disclosure of Adjusted EBITDA”). You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Forward-Looking Statements May Prove Inaccurate

In addition to historical information, this Annual Report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are not historical facts but instead represent our beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside our control. As a result, the forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, and reported results should not be viewed as an indication of future performance. For a discussion of some of the risks and important factors that could affect the firm’s future results and financial condition, please see the sections entitled “Item 3-D Risk Factors” and “Item 5-Operating and Financial Review and Prospects”. The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:

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

We wish to ensure that all forward-looking statements are accompanied by meaningful cautionary statements, so as to ensure to the fullest extent possible the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995. Accordingly, all forward-looking statements are qualified in their entirety by reference to, and are accompanied by, the discussion of certain important factors that could cause actual results to differ materially from those projected in such forward-looking statements in this report, including the sections entitled “Risk Factors” and “Operating Results”. We caution the reader that this list of important factors may not be exhaustive. We operate in rapidly changing businesses, and new risk factors emerge from time to time. We cannot predict every risk factor, nor can we assess the impact, if any, of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. In addition, readers should carefully review the other information in this Annual Report on Form 20-F and in the Company’s periodic reports and other documents filed with the SEC from time to time.

This Annual Report includes statistical data about the IT industry that comes from information published by sources including Gartner, Inc., a provider of market information and strategic information for the IT industry, and the National Association of Software and Service Companies (“NASSCOM”), an industry trade group. This type of data represents only the estimates of Gartner, NASSCOM, and other sources of industry data. In addition, although, we believe that data from these sources is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3. A. Selected financial data

The selected consolidated historical financial data set forth below should be read in conjunction with our consolidated financial statements, the notes to those statements and Item 5. Operating and Financial Review and Prospects included elsewhere in this Annual Report. The selected data presented below under the captions “Statement of Income Data”, “Balance Sheet Data” and “Cash Flow Data”, as of and for each of the years in the five-year period ended December 31, 2011, are derived from our audited consolidated financial statements (except for cash dividend per equity share) and have been prepared and presented in accordance with US GAAP. The selected data presented below for the year ended December 31, 2011 have been split into the predecessor period from January 1, 2011 through May 15, 2011 and successor period from May 16, 2011 through December 31, 2011. The consolidated financial statements as of December 31, 2011 and 2010, and from January 1, 2011 through May 15, 2011, from May 16, 2011 through December 31, 2011 and for the year ended December 31, 2010 and 2009 are included elsewhere in this Annual Report. Historical results are not necessarily indicative of the results to be expected for any future period.

	Fiscal Year ended December 31,
	2011	2011	2010*	2009*	2008*	2007*
		(in thousands, except per share)
	(Successor)	(Predecessor)
Statement of Income Data
Net Revenues	$479,449	$279,882	$701,699	$655,918	$718,884	$662,912
Cost of revenues (excluding depreciation and amortization)	302,872	179,638	427,788	382,501	444,035	404,762

Gross Profit	176,577	100,244	273,911	273,417	274,849	258,150
Selling, general and administrative	94,170	68,097	133,818	134,566	150,575	136,530
Depreciation and amortization	28,921	10,972	28,447	26,252	27,712	25,053
Provision/(recoveries) for doubtful debts and advances	1,043	(79)	619	2,267	1,626	1,182
Foreign exchange (gain) loss, net	3,157	(9,164)	(22,009)	9,693	18,359	(23,351)

Operating Income	49,286	30,418	133,036	100,639	76,577	118,736
Other income/(expense):
Interest and dividend income	9,608	4,755	13,393	11,223	13,002	12,540
Interest expense	(400)	(214)	(1,053)	(1,494)	(1,744)	(3,592)
Interest expense reversed	817	—	1,064	2,808	6,497	—
Gain on sale of investments, net	2,906	1,054	5,603	9,468	9,732	6,370
Other income (expenses), net	889	600	582	1,895	2,561	1,706
Equity in gain (losses) of affiliates	149	(75)	(110)	—	—	—

Income before income taxes	63,255	36,538	152,515	124,539	106,625	135,760
Income taxes	15,934	10,357	19,336	4,759	5,204	21,784

Net income	$47,321	$26,181	$133,179	$119,780	$101,421	$113,976

Earnings per share:
Basic	$0.35	$0.20	$1.02	$0.93	$0.75	$0.82
Diluted	$0.35	$0.19	$0.99	$0.92	$0.75	$0.82
Weighted average number of common shares used in computing earnings per share
—Basic	134,645	131,465	130,101	128,255	135,591	138,661
—Diluted	135,444	135,166	133,848	130,241	135,760	139,570
Cash dividend per equity share ($)	$—	$—	$0.065	$0.072	$0.082	$0.086
Cash dividend per equity share (Rs.)	—	—	3.00	3.00	3.00	3.00
Special Cash dividend per equity share ($)	$—	$—	$1.34	$—	$—	$—
Special Cash dividend per equity share (Rs.)	—	—	63.00	—	—	—
Balance Sheet Data:
Cash and cash equivalents	$42,301	$—	$78,734	$63,459	$60,138	$32,626
Short-term investments	322,353	—	283,637	375,858	248,299	301,152
Intangible assets, net	160,217	—	32,229	22,895	27,073	31,881
Goodwill	484,257	—	69,661	65,839	65,309	66,713
Total assets	1,477,245	—	872,783	901,181	765,342	856,226
Capital lease obligations	226	—	219	203	360	604
Total shareholders’ equity	$1,263,879	$—	$699,835	$747,034	$570,956	$680,964
Cash Flow Data:
Net cash provided by / (used in):
Operating activities	$32,522	$31,317	$136,574	$137,206	$149,343	$111,272
Investing activities	(52,982)	(45,837)	86,590	(132,698)	(35,531)	(130,036)
Financing activities	690	5,866	(205,603)	(3,150)	(64,589)	(8,682
Capital expenditures on property and equipment (included in investing activities)	$(11,271)	$(6,963)	$(11,583)	$(18,983)	$(43,362)	$(61,891)

*	Certain reclassifications of the prior period amounts and a change in presentation have been made to conform to iGATE’s presentation of its financial statements. See footnote 1.2 to our consolidated financial statements under “Item 17—Financial Statements.”

Exchange rates

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian Stock Exchanges and, as a result, will likely affect the market price of the American Depository Shares (“ADSs”), in the United States, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average rate published by the Federal Reserve Board of New York in Indian rupees.

Year	Average	High	Low	Period-End
2007	41.19	44.49	38.48	39.41
2008	43.39	50.12	39.12	48.58
2009	48.33	51.96	46.00	46.40
2010	45.65	47.49	43.90	44.80
2011	46.58	53.71	44.00	53.01
2012 (through March 09, 2012)	50.06	53.11	48.65	49.75

The following table sets forth the high and low exchange rates for the previous six months in Indian rupees based on the noon buying rates published by the Federal Reserve Board:

	High	Low
August 2011	46.15	44.06
September 2011	49.47	45.66
October 2011	49.86	48.63
November 2011	52.48	48.94
December 2011	53.71	50.50
January 2012	53.11	49.39
February 2012	49.48	48.65
Through March 09, 2012	50.38	49.14

On March 09, 2012 the noon buying rate published by the Federal Reserve Board was Rs. 49.75 per USD.

3.B. Capitalization and indebtedness

Not applicable.

3.C. Reasons for the offer and use of proceeds

Not applicable.

3.D. Risk factors

We operate in a rapidly changing economic and technological environment that presents numerous risks, many of which are driven by factors that we cannot control or predict. You should carefully consider all of the information set forth in this annual report and in our other filings with the SEC, including the following risk factors which we face and which are faced by our industry. The risks described below are not the only risks we may face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may adversely affect our business, financial condition, results of operations and/or cash flows. This report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” on page 3.

Risks Related to our Operations

Our revenues are concentrated in a limited number of clients in a limited number of industries and which are primarily located in the United States and Europe

Our revenues are highly dependent on clients primarily located in United States and Europe, as well as clients concentrated in certain industries. Economic slowdowns, changes in U.S. and European, legal and other restrictions or factors that affect the economic health of these industries may affect our business. In 2011, 2010 and 2009 approximately 77.8%, 79.8% and 78.9% of our revenues, respectively were derived from clients located in the United States and 13.8%, 11.4% and 12.7% of our revenues, respectively were derived from clients located in Europe. If the United States or European economies weaken or slowdown, pricing for our services may be depressed and our customers may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and adversely affect our revenues and profitability.

We have in the past derived, and may in the future derive, a significant portion of our revenue from a relatively limited number of clients. In 2011, 2010 and 2009 our top two clients, accounted for 20.2%, 21.8% and 22.2% of our revenues, respectively and during the same period our top ten clients accounted for 46.0%, 48.8% and 49.7% of our revenues, respectively. Consequently, if our top clients reduce or postpone their IT spending significantly, this may lower the demand for our services and negatively affect our revenues and profitability. Further, any significant decrease in the growth of the financial services or other industry segments on which we focus may reduce the demand for our services and negatively affect our revenues, profitability and cash flows.

Our client contracts, including those with our two largest customers, typically can be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

Our clients typically retain us through non-exclusive master service agreements (“MSA”). Most of our client project contracts, including those that are on a fixed-price and fixed-price service level agreement (“SLA”) basis can be terminated with or without cause, with zero to ninety days notice and without termination related penalties. Our MSAs typically do not include any commitment by our clients to give us a specific volume of business or future work. Additionally, certain of our MSAs do not require the client to make payments for any services or work reasonably deemed unacceptable to the client. Our business is dependent on the decisions and actions of our clients, many of which are outside our control, which might result in the termination of a project or the loss of a client and we could face liabilities as a result of such termination. Our clients may demand price reductions, change their outsourcing strategy by limiting the number of suppliers they use, moving more work in-house or to our competitors or replacing their existing software with packaged software supported by licensors. Any of these decisions or actions could adversely affect our revenues and profitability.

Our inability to complete fixed-price contracts within budget and at the required level of performance could reduce our revenues and profitability.

We derived, 46.1%, 44.6% and 40.6% of our revenues from fixed-price (including SLA) contracts in 2011, 2010 and 2009. We bear the risk of cost overruns, completion delays and wage inflation in connection with fixed-price projects, any of which may result in a decrease in our margins from work performed on fixed-price contracts. Our revenues from fixed-price contracts also include revenues from fixed-price SLAs, which are conditioned upon our meeting predetermined performance levels. Any failure to meet such performance levels could result in a reduction in our revenues. Any failure to accurately estimate the resources and time required for completion of a project or any failure to complete our contractual obligations at the committed performance level could adversely affect our revenues and profitability.

We may be required to record a significant charge to earnings if our goodwill or amortizable intangible assets become impaired.

We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization, slower growth rates in our industry or other materially adverse events. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined.

This may adversely impact our results of operations. As of December 31, 2011, our goodwill and amortizable intangible assets were $644.5 million, which represented 43.6% of total consolidated assets. We refer the reader to Footnotes 1.8 and 9 (in Item 8 of this Annual Report on Form 20-F) of our Notes to Consolidated Financial Statements for the results of our annual impairment evaluation.

We face intense competition for employees in our market. Our success depends in large part upon our highly skilled software professionals and our ability to attract and retain these personnel.

Our ability to execute projects and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled software professionals, particularly project managers and other mid-level professionals. Our attrition rates were 20.8%, 25.9% and 15.4% in 2011, 2010 and 2009. We define our attrition rate as the ratio of the number of employees who have left us during a defined period to the average number of employees who are on our payroll during such period.

We invest in training the professionals whom we hire to perform the services we provide. These professionals are often targeted by the lateral recruitment efforts of our competitors. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects may be impaired and our revenues could decline. In addition, we may not be able to expand our business effectively. We believe that there is significant worldwide competition for software professionals with the necessary skills to perform the services we offer, including from non-Indian, international service providers. Additionally, we may not be able to redeploy and retrain our software professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences.

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

As large portion of quarterly revenues are derived from existing customers, revenue growth can vary due to project starts and stops and customer specific situations. Operating income variation is due to various factors such as changes in compensation, which are typically effected in the second quarter and reduce our operating margin in such quarter; changes in our use of onsite subcontractors, with higher usage in any quarter leading to lower operating income; changes in the ratio of onsite and offshore mix of resources, with higher offshore revenues enhancing the particular quarter’s operating income; changes in utilization of resources, with lower utilization leading to reduction in operating income; and changes in foreign exchange rates. We also experience variations in immigration costs.

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

A significant part of our expenses, particularly those related to personnel and facilities are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in our operating results in any particular quarter. There are also a number of factors other than our performance that are not within our control that could cause fluctuations in our operating results from quarter to quarter. These include:

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

The interests of our significant shareholder, iGATE, may differ from your interests.

As of February 29, 2012, iGATE through two of its subsidiaries owns 81.2% of our outstanding shares. For so long as iGATE owns a majority of our outstanding shares, iGATE will be able to exercise control over many matters requiring approval by our Board of Directors and/or shareholders, including the election of directors and approval of significant corporate transactions, including the sale of our company. Circumstances may arise in which the interests of iGATE could conflict with the interests of our other shareholders or holders of our ADSs. iGATE could delay or prevent a change of control of our company even if a transaction of that sort would be beneficial to our other shareholders, including the holders of our ADSs. This concentration of control will limit your ability to influence corporate matters and, as a result, we may take actions that our shareholders or holders of ADSs do not view as beneficial. In addition, this concentration could adversely affect the market price of our shares and/or our ADSs.

Upon the completion of the proposed acquisition of the balance stake of Patni by iGATE, our shares and ADSs will not be traded on relevant stock exchanges.

Pan Asia and iGATE Global, subsidiaries of iGATE, have initiated the process of voluntarily delisting of Patni’s equity shares from the Indian Stock Exchanges namely, the National Stock Exchange of India Limited

(“NSE”) and the Bombay Stock Exchange Limited (“BSE”), and the ADSs from the New York Stock Exchange (“NYSE). If the delisting process is successful, public trading of our shares on the BSE and the NSE and ADSs on the NYSE will cease. Further, Pan Asia and iGATE Global will also seek to cause the deregistration of Patni under the Exchange Act upon the completion of delisting.

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

Continued pricing pressures may reduce our revenues.

We market our service offerings to large and medium-sized organizations. Generally, the pricing for the projects depends on the type of contract:

•	Time and Material Contracts—Contract payments are based on the number of consultant hours worked on the project.

•	Annual Maintenance Contracts—Contracts with no stated deliverables and having a designated workforce, the pricing is based on fixed periodic payments.

•	Fixed Price Contracts—Contracts based upon deliverables and/or achieving of project milestones, pricing is based on a fixed price.

•	Some process outsourcing contracts provide pricing per transaction.

Customers typically have the right to cancel contracts with minimal notice. Contracts with deliverables or project milestones may provide for certain payments if the deliverables or project milestones are not met within contract timelines.

The intense competition and the changes in the general economic and business conditions can put pressure on us to change our prices. If our competitors offer deep discounts on certain services or provide services that the marketplace considers more valuable, we may need to lower prices or offer other favorable terms in order to compete successfully. Any such changes may reduce margins and could adversely affect results of operations, financial condition and cash flows.

Any broad-based change to our prices and pricing policies could cause revenues to decline or be delayed as our sales force implements and our customers adjust to the new pricing policies. Some of our competitors may bundle software products and services for promotional purposes or as a long-term pricing strategy or provide guarantees of prices and product implementations. These practices could, over time, significantly constrain the prices that we can charge for certain services. If we do not adapt our pricing models to reflect changes in customer use of our services or changes in customer demand, our revenues and cash flows could decrease.

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

We intend for the increased breadth of our practices and service offerings to result in larger and more complex projects for our clients. To achieve this result, we need to establish closer relationships with our clients and develop a thorough understanding of their operations. Our ability to establish such relationships will depend on the proficiency of our management personnel, software professionals and, if necessary subcontractors, as well as other competitive factors such as our performance and delivery capability. Larger and more complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. Such cancellations or delays make it difficult to plan for project resource requirements, and failure to plan appropriately may have an adverse impact on our business, results of operations and financial condition.

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

We have invested substantial cash assets in new facilities, and our profitability could be reduced if our business does not grow proportionately.

As of December 31, 2011, we had spent approximately $101.3 million on our knowledge parks. The estimated approved capital expenditure budgets for the construction and expansion of additional facilities, aggregated approximately to $102.2 million as of December 31, 2011 and will be executed over a three year period. However, we may not receive the benefits that we expect from our investment in these facilities. These expansions have and will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We are subject to risks arising from exchange rate fluctuations.

Although our functional currency is the Indian rupee, we transact a significant portion of our business in several other currencies, particularly the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, payables and other foreign currency assets and liabilities. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future. In 2011, 2010 and 2009 our dollar denominated revenues represented 83.1%, 85.3% and 84.0% of our total revenues, respectively.

A significant portion of our expenses, comprising the cost of revenues and selling, marketing and general administrative expenses, are and will continue to be denominated and incurred in Indian rupees. In 2011, 2010 and 2009 rupee costs represented 34.9%, 38.8% and 37.5% of revenues respectively. The changes in the exchange rate between the rupee and other currencies, especially with respect to the U.S. dollar, may have a material adverse effect on our revenues, other income, cost of services, operating costs and net income, which may in turn have an adverse impact on our business, operating results and financial condition. As of December 31, 2011, the exchange rate per U.S. dollar was Rs. 53.06 compared to Rs. 44.80 as of December 31, 2010 and Rs. 46.40 as of December 31, 2009. On March 09, 2012 the exchange rate per USD was Rs 49.89. The exchange rate between the rupee and the dollar has fluctuated substantially in recent years and may continue to remain volatile in the future.

The loss of the services of key members of our Senior Leadership Team would have an adverse impact on our business.

Our success is highly dependent on the efforts and abilities of our Chief Executive Officer, Phaneesh Murthy and our senior management team. These personnel possess business and technical capabilities that are difficult to replace. Although each executive has entered into an employment agreement containing non-competition, non-disclosure and non-solicitation covenants, these contracts do not guarantee that they will continue their employment with us or that such covenants will be enforceable. If we lose the service of any of the key executives, we may not be able to effectively manage our current operations and meet our ongoing and future business challenges and this may have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements, and violation of these regulations could harm our business.

We are subject to numerous, and sometimes conflicting, legal regimes on matters as diverse as anticorruption, import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, immigration, internal and disclosure control obligations, securities regulation, anti-competition, data privacy and labor relations. Compliance with diverse legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation.

Violations of these regulations in connection with the performance of our obligations to our clients also could result in liability for significant monetary damages, fines and/or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights. In particular, in many parts of the world, including countries in which we operate and/or seek to expand, practices in the local business community might not conform to international business standards and could violate anticorruption laws, or regulations, including the U.S. Dodd-Frank Act, the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010. Violations of these laws or regulations by us, our employees or any of our subcontractors, agents, alliance or joint venture partners and other third parties with which we associate could subject us to criminal or civil enforcement actions (whether or not we participated or knew about the actions leading to the violations), including fines or penalties, disgorgement of profits and suspension or disqualification from work, including U.S. federal contracting, any of which could materially adversely affect our business, including our results of operations and our reputation.

Changes in laws and regulations could also mandate significant and costly changes to the way we implement our services and solutions or could impose additional taxes on our services and solutions. For example, because outsourcing and systems integration represent a significant portion of our business, changes in laws and regulations to limit using off-shore resources in connection with our government work, which have been proposed from time to time by various U.S. states, could adversely affect our results of operations. Such changes may result in contracts being terminated, or work being transferred onshore, resulting in greater costs to us and could have a negative impact on our ability to obtain future work from government clients. We currently do not have significant contracts with U.S. federal or state government entities.

Changes in our level of taxes, and audits, investigations and tax proceedings could have a material adverse effect on our results of operations and financial condition.

We are subject to income taxes in numerous jurisdictions. We calculate and provide for income taxes in each tax jurisdiction in which we operate. Tax accounting often involves complex matters and judgment is required in determining our worldwide provision for income taxes and other tax liabilities. We are subject to ongoing tax audits in various jurisdictions. Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provision. However, there can be no assurance that we will accurately predict the outcomes of these audits, and the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and therefore could have a material impact on our tax provision, net income and cash flows.

In addition, our effective tax rate in the future could be adversely affected by changes to our operating structure, changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws and the discovery of new information in the course of our tax return preparation process. In addition, President Obama’s administration has announced proposals for other U.S. tax legislation that, if adopted, could adversely affect our tax rate. There are also other tax proposals that have been introduced, that are being considered, or that have been enacted by the United States Congress or the legislative bodies in foreign jurisdictions that could affect our tax rate, the carrying value of deferred tax assets, or our other tax liabilities.

Our net income could decrease if the Government of India reduces or withdraws tax benefits and other incentives it currently provides to us or otherwise increases our effective tax rate.

Presently, we benefit from the tax holidays given by the Government of India for the export of IT services from specially designated software technology parks (“STPs”) and special economic zones (“SEZs”) in India. As a result of these incentives, which include a 10 year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities, our operations have been subject to relatively low tax liabilities. The tax benefits available for all our STP facilities expired on March 31, 2011. Consequently, our effective Indian tax rate has increased significantly.

Development centers operating in SEZs are entitled to certain income tax incentives of 100% of the export profits for a period of five years, 50% of such profits for the next five years and 50% of the profits for a further period of five years subject to satisfaction of certain capital investments requirements. Our profitability would be adversely affected if we are not able to continue to benefit from these tax incentives. Further, provisions of the Indian Income Tax Act 1961 are amended on an annual basis by enactment of the Finance Act. In addition, we may also be subject to changes in taxation resulting from the actions of applicable income tax authorities in India or from Indian tax laws that may be enacted in the future. For example, we may incur increased tax liability as a result of a determination by applicable income tax authorities that the transfer price applied to transactions involving our subsidiaries and the Company was not appropriate.

Increases in our effective tax rate due to expired tax benefits, changes in applicable tax laws or the actions of applicable income tax or other regulatory authorities could materially reduce our profitability.

System security risks and cyber-attacks could disrupt our information technology services provided to customers, and any such disruption could reduce our expected revenue, increase our expenses, damage our reputation and adversely affect our stock price.

Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of third parties, create system disruptions or cause shutdowns. Computer programmers and hackers also may be able to develop and deploy viruses, worms, and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including ‘‘bugs’’ and other problems that could unexpectedly interfere with the operation of the system.

We manage and store various proprietary information and sensitive or confidential data relating to our business. In addition we routinely process, store and transmit large amounts of data for our clients, including sensitive and personally identifiable information. Breaches of our security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive or confidential data about us or our clients, including the potential loss or disclosure of such information or data as a result of fraud, trickery or other forms of deception, could expose us, our customers or the individuals affected to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage our brand and reputation or otherwise harm our business. The cost and operational consequences of implementing further data protection measures could be significant. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time consuming, disruptive and resource-intensive. Such events could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to counterparty default risks.

We have numerous arrangements with financial institutions that include cash and investment deposits, foreign currency option contracts, and forward contracts. As a result, we are subject to the risk that the counterparty to one or more of these arrangements will default, either voluntarily or involuntarily, on its performance under the terms of the arrangement. In times of market distress, a counterparty may default rapidly and without notice to us, and we may be unable to take action to cover our exposure, either because we lack the contractual ability or because market conditions make it difficult to take effective action. If one of our counterparties becomes insolvent or files for bankruptcy, our ability eventually to recover any losses suffered as a result of that counterparty’s default may be limited by the liquidity of the counterparty or the applicable legal regime governing the bankruptcy proceeding. In the event of such default, we could incur significant losses, which could harm our business, results of operations, and financial condition.

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

Our business could be materially adversely affected if we do not or are unable to protect our intellectual property or if our services are found to infringe or misappropriate on the intellectual property of others.

Our success depends in part upon certain methodologies and tools we use in designing, developing and implementing applications systems in providing our services. We rely upon a combination of nondisclosure and other contractual arrangements and intellectual property laws to protect confidential information and intellectual property rights of ours and our third parties from whom we license intellectual property. We enter into confidentiality agreements with our employees and limit distribution of proprietary information. The steps we take in this regard may not be adequate to deter misappropriation of proprietary information and we may not be able to detect unauthorized use of, protect or enforce our intellectual property rights. At the same time, our competitors may independently develop similar technology or duplicate our products or services. Any significant misappropriation, infringement or devaluation of such rights could have a material adverse effect upon our business, results of operations, financial condition and cash flows.

Litigation may be required to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. Although we believe that our services do not infringe or misappropriate on the intellectual property rights of others and that we have all rights necessary to utilize the intellectual property employed in our business, defense against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company. A successful claim of intellectual property infringement against us could require us to pay a substantial damage award, develop non-infringing technology, obtain a license or cease selling the products or services that contain the infringing technology. Such events could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be successful at identifying, acquiring or integrating other businesses.

We expect to continue pursuing strategic and targeted acquisitions, intended to enhance or add to our offerings of services and solutions, or enable us to expand in certain geographic and other markets. Depending on the opportunities available, we may increase the amount of investment in such acquisitions. We may not successfully identify suitable acquisition candidates. We also might not succeed in completing targeted transactions or achieve desired results of operations. Furthermore, we face risks in successfully integrating any businesses we might acquire. Ongoing business may be disrupted and our management’s attention may be diverted by acquisition, transition or integration activities. If we are unable to complete the number and kind of acquisitions for which we plan, or if we are inefficient or unsuccessful at integrating any acquired businesses into our operations, we may not be able to achieve our planned rates of growth or improve our market share, profitability or competitive position in specific markets or services.

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

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals. This has been one of our competitive advantages over other developed countries to attract offshore business investments. However, wage increases in India may prevent us from sustaining this competitive advantage and may adversely affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to retain talent. Unless we are able to continue to increase the efficiency and productivity of our employees, over the long term, wage increases may reduce our profit margins.

Clients may seek to reduce their dependence on India for outsourced IT services or take advantage of the services provided in countries with labor costs similar to or lower than India.

Clients which presently outsource a significant proportion of their IT services requirements to vendors in India may, for various reasons, including to diversify geographic risk, seek to reduce their dependence on one country. We expect that future competition will increasingly include firms with operations in other countries, especially those countries with labor costs similar to or lower than India, such as China, the Philippines and countries in Eastern Europe. Since wage costs in our industry in India are increasing, our ability to compete effectively will become increasingly dependent on our reputation, the quality of our services and our expertise in specific industries.

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

The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis and other natural and manmade disasters.

Some of the regions that we operate in are prone to earthquakes, floods, tsunamis and other natural and manmade disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. For instance, on account of the natural calamities in Japan in March 2011, and the resulting fallout of nuclear radiation from damaged nuclear power plants, we were required to temporarily relocate some of the employees from our offices in Japan to India. In addition, if there is a major earthquake, flood or other natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses, or sustained business interruption, which may materially impair their ability to continue their purchase of products or services from us. A major earthquake, flood or other natural disaster in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our international expansion plans subject us to risks inherent in doing business internationally.

The majority of our software development facilities are located in India. As we are in the process of scaling up our presence outside India through our strategic development centers opened in China, Singapore and Mexico, we are subject to additional risks related to our international expansion plans, including risks related to complying with a wide variety of national and local laws in such countries. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations in general. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our corporate culture. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. Any of these events could adversely affect our revenues, profitability and cash flows.

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

Under certain circumstances, the approval of the RBI is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency, approval from the RBI will have to be obtained for each such transaction. Required approval from the RBI or any other Indian government agency may not be obtained on terms favorable to a non-resident investor or at all.

An investor in our ADSs may not be able to exercise preemptive rights for additional equity shares and may thereby suffer dilution of its equity interest in us.

Under the Indian Companies Act, 1956, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new shares, unless such preemptive rights have been waived by holders of three-fourths of the shares voting on the resolution to waive such rights. A holder of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. We cannot assure you that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of such securities. To the extent that a holder of ADSs is unable to exercise preemptive rights granted in respect of the equity shares represented by the ADSs, his proportional interest in us would be reduced.

Holders of ADSs may be restricted in their ability to exercise voting rights.

At our request, the depositary will mail the holders of ADSs any notice of a shareholder meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of our shares represented by the ADSs. If the depositary receives voting instructions from the holders in time, relating to matters that have been forwarded to them, it will endeavor to vote the shares represented by the ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot ensure that the holders will receive voting materials in time to enable them to return voting instructions to the depositary in a timely manner. Shares for which no voting instructions have been received will be voted by our management. There may be other communications, notices or offerings that we only make to holders of our shares, which will not be forwarded to holders of ADSs. Accordingly, the holders of ADSs may not be able to participate in all votes that are made available to holders of our shares.

An active or liquid trading market for our ADSs is not assured.

An active, liquid trading market for our ADSs may not be maintained in the long term. We cannot predict the extent to which an active, liquid public trading market for our ADSs will continue. If there is no longer any active trading market for our ADSs, or if we fail to meet eligibility requirements, we may be required to delist from the NYSE, which could adversely affect the price of our ADSs and, potentially, our equity shares. Although holders of ADSs are entitled to withdraw the equity shares underlying our ADSs from depositary at any time, there is no public market for our equity shares in the United States.

ITEM 4.	INFORMATION ON THE COMPANY

4.A. History and development of the Company

We were incorporated as Patni Computer Systems Private Limited on February 10, 1978 under the Indian Companies Act. We are registered with the Registrar of Companies, Pune, Maharashtra, India. Our company registration number is 11-020127 (CIN L72200MH1978PLC020127). In 1988, since our turnover exceeded prescribed limits under the then-applicable Section 43A of the Indian Companies Act, we became a deemed public company and subsequently on April 15, 1991 we were converted into a private limited company. In 1995 we once again became a deemed public company and upon the deletion of Section 43A from the Indian Companies Act, we were converted to a private limited company on June 27, 2002. We were again converted to a public limited company on September 18, 2003 and changed our name to Patni Computer Systems Limited. Our registered office was located at S-1A Irani Market Compound, Yerawada, Pune 411 006, Maharashtra, India and the telephone number of our registered office is +91 20 2669 3457 and with effect from June 29, 2011 it is located at Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune – 411 013, Maharashtra, India and the telephone number is + 91 20 3984 2000.

Our corporate headquarters are located at Akruti Softech Park, MIDC Cross Road No. 21, Andheri East, Mumbai 400 093, India, and our North American headquarters are located at One Broadway Cambridge, MA 02142. We completed our initial public offering of equity shares in India in February 2004 and our initial offering of ADSs listed on the New York Stock Exchange in December 2005.

Our capital expenditures were $18.0 million, $12.2 million and $16.4 million, respectively for the year ended 2011, 2010 and 2009. These capital expenditures were primarily to finance the expansion of our existing facilities as well as the construction / purchase of new facilities in India / leasehold improvements and other physical infrastructure in India. We anticipate capital expenditures of $102.2 million, principally to finance the construction of our new facilities in Pune, Mumbai, Chennai and Hyderabad, all in India. We are obliged to make certain capital expenditures under a number of contracts relating to this expansion. Estimated budgeted amounts on such contracts (net of advances), aggregated approximately $102.2 million as of December 31, 2011 to be spread over three year period. We currently intend to finance our planned capital expenditure entirely from existing cash and cash equivalents, funds generated from operations and unutilized ADR proceeds.

On May 12, 2011, a majority of the company’s shares was acquired by iGATE Corporation (“iGATE”) through two of its wholly-owned subsidiaries, Pan-Asia iGATE Solutions, (“Pan Asia”), and iGATE Global Solutions Limited (“iGATE Global” and, together with Pan Asia, the “Purchasers”). iGATE Corporation is a publicly listed company on NASDAQ. The acquisition involved acquiring 60,091,202 shares or 45.0% of the outstanding share capital from the promoters of the Company and 22,913,948 shares (inclusive of the ADSs representing 20,161,867 shares) or 17.1% of the outstanding share capital of the Company from General Atlantic Mauritius Limited. Further, in accordance with the requirements of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, as amended, and a tender offer pursuant to the U.S Securities Exchange Act of 1934 , as amended, and the rules and regulations of the SEC, the Purchasers also acquired an additional 27,085,565 shares or 20.3% of the outstanding shares of the Company through a mandatory open public offer made on April 8, 2011 to the other shareholders of the Company. As a result, iGATE acquired a total of 82.4% of the outstanding share capital of the Company.

On November 16, 2011, the Company announced that it was seeking the consent of its shareholders to a delisting proposal received from the Purchasers, to voluntarily delist the equity shares of the Company from the Indian Stock Exchanges namely, the NSE and the BSE where the equity shares of the Company are presently listed and the ADSs of the Company from the NYSE, where the ADSs of the Company are presently listed, by way of postal ballot pursuant to the provisions of Section 192A (2) of the Companies Act, 1956 (Passing of the Resolutions by Postal Ballot) Rules, 2011.

The postal ballot closed at 5:00 p.m IST on January 6, 2012 and the Special Resolution contained in the postal ballot notice dated December 5, 2011 was duly passed by the requisite vote of the shareholders majority as required under Section 189(2) of the Companies Act, 1956, the Delisting Regulations.

In accordance with the Indian Delisting Regulations, the Purchasers made a public announcement on March 14, 2012 to the shareholders of Patni giving details of the delisting offer (the “Delisting Offer”) and the period during which it would be open. The Delisting Offer involves a price discovery mechanism, which is known in India as the Reverse Book Building Process, which is a mechanism for capturing the sell orders on an online basis from the shareholders through book running lead managers. During the period for which the Reverse Book Building Process is open, offers are collected from the “public shareholders”, which term does not include ADS holders, at various prices, which are above or equal to the floor price. The buyback price is determined after the offer closing date. The final offer price is the price, above the statutorily determined floor price, at which the largest number of shares has been tendered to the Purchasers by public shareholders (the “Offer Price”). The Purchasers have the choice to accept the offers at the Offer Price or terminate the offer without acquiring any shares. If the Offer Price is accepted by the Purchasers, they are required to accept all offers from public shareholders up to and including the Offer Price but do not have to accept higher priced offers. ADS holders have to convert their ADSs to the underlying shares to take advantage of the Delisting Offer.

The floor price for the Delisting Offer is Rs. 356.74 per share. As of March 9, 2012, the stock closed at Rs. 475.45, Rs. 475.5 and $19.20 on the NSE and BSE and NYSE, respectively.

Upon determination of the Offer Price, in the event the Purchasers choose to proceed with the Delisting Offer, the entire Delisting Offer process, including payment of consideration to the public shareholders who validly tender their shares of the Company would take up to 30 days while the actual delisting from the Indian Stock Exchanges would take up to 60 days from the date of the public announcement of the Purchasers’ intent to begin the Reverse Book Building Process. In addition after the Delisting Offer is completed and the Company’s stock is delisted from the Indian Stock Exchanges, all public shareholders who had not previously tendered their shares will be entitled to do so for a twelve month period. ADS holders will have to convert their ADSs to the underlying shares to take advantage of the Delisting Offer, including during the additional twelve month period.

4.B. Business overview

We are a worldwide outsourcing provider of integrated end-to-end offshore centric information technology (“IT”) and IT-enabled operations solutions and services. We deliver a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India. We offer our services to customers through industry focused practices, including insurance and healthcare (“IHC”), manufacturing, retail and logistics (“MRDL”), banking and financial services (“BFS”), communications and utilities (“CEU”), and media and entertainment (“MELT”) and through technology focused practices. IT services include application development, application maintenance and support, verification and validation, enterprise application solutions, business intelligence and data warehousing (“BI & DW”), packaged software implementation, infrastructure management services, quality assurance services and product engineering services. IT-enabled services include business process outsourcing (“BPO”), transaction processing services and customer interaction services (“CIS”).

Our acquisition by iGATE combined two highly recognized IT services and outsourcing companies with complementary industry verticals for the purpose of facilitating sustained long-term growth and to strengthen our competitive position as a top-tier company in the highly-fragmented global IT industry. iGATE’s strategy is to utilize Patni’s expanded pool of talent, diverse expertise across multiple verticals, higher level of strategic end-to-end service offerings and established management team to enable iGATE in offering differentiated solution sets in developing and maintaining long-term client relationships with a diversified client basis that spans different industry verticals.

Post acquisition, we reorganized our operations including the support functions, and the leadership thereof, from discrete operating business units to company-wide functions. There is now a consolidated delivery structure and other critical support processes, such as finance and human resources have also been consolidated on a combined iGATE-Patni basis. The internal management of the consolidated entities – iGATE and Patni were restructured such that there were primarily two major segments in the consolidated company: iGATE Corporation (and its subsidiaries other than Patni) and Patni. The internal restructuring also included a revamping of Patni’s Board of Directors. We offer our services in an integrated manner to customers who belong to different industry verticals namely insurance and healthcare, manufacturing, retail and logistics, banking and financial services, communications and utilities, and media and entertainment. The Company’s operations are located in twenty five countries.

The Company’s Chief Executive Officer, who is the Chief Operation Decision Maker (CODM), reviews financial information prepared on a consolidated basis, accompanied by disaggregated information about revenue and earnings before interest and income taxes (EBIT) by the two identified business units, namely iGATE and Patni. Both iGATE and Patni are organized [together] for operational reasons and represent services-based, customer-based, industry-based or geography-based units. There is a significant overlap between the manners in which the business units are organized. Additionally, the composition and organization of the business units is fluid and the structure may change in response to the growth of the overall business and changes in reporting structure, clients, services, industries served, and delivery centers. Based on an overall evaluation of all facts and circumstances and after combining operating segments with similar economic characteristics that comply with other aggregation criteria specified in the FASB guidance on Segment Reporting, the Company has determined that it operates as a single reportable segment.

Through a blended strategy of “offerings tailored to customers’ and market needs” referred to as our “outside-in approach” for problem-solving, experimenting and innovating business and technology platforms; we achieve results efficiently through rapid improvement and automation, resulting in reduced cycle times and costs over a period of time. Accountability for results towards aligned goals requires us to continuously measure our progress against the goals, thus enabling us to deliver significant benefits to our customers along with a lower risk profile.

We have a track record of successfully developing and managing large, long-term client relationships with some of the world’s largest and best known companies. As of December 31, 2011, our customer base was 280 clients. Several of our key executives are located in our client geographies to better develop and maintain client relationships at senior levels. Repeat business accounted for 98.6%, 94.6% and 94.0% of our revenues in 2011, 2010 and 2009.

iGATE Patni capitalizes on the strength of our numerous combined synergies and core capabilities including: deep domain and delivery expertise; focus on micro-verticals; suites of IP-led solutions, methodologies and frameworks; technology alliances and service partnerships; secure and scalable delivery infrastructure across geographies; and mature quality management based on ISO, SEI-CMMi, Six Sigma, ITIL and COPC standards; to be an effective and reliable transformation partner to our varied client base.

Our revenues have grown from $655.9 million in 2009 to $759.3 million in 2011, representing a CAGR of 7.6%. As of December 31, 2011, our total number of employees was around 18,000. We have invested in new high-tech facilities, which we refer to as “knowledge parks”, designed for expanding our operations and training our employees. We have 130 sales and marketing personnel supported by dedicated industry specialists in 25 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

Industry Structure and Developments (Source: Forecast Alert: IT Spending, Worldwide, 2008-2015, 4Q11 Update ID Number: G00226278)

Global Markets Overview

According to the Forecast Alert: IT Spending, Worldwide, 2008-2015, 4Q11 Update report by Gartner Inc., an IT research and advisory company, the headline is that the global IT spending growth forecast has been revised downward, from 4.6% to 3.7% in 2012. Global economic slowdown and the impact of Eurozone crisis have combined to lower the outlook for the U.S. dollar-denominated growth.

The main reasons for the downward revision are as follows:

•

The Eurozone crisis has caused market volatility and personal and corporate uncertainty. The short-term outlook for spending on IT products and services by enterprises and consumers has reduced due to the crisis in the Eurozone, affecting major technology sectors such as enterprise software services, IT services and telecommunications services, all of which are expected to see lower growth rates.

•

Global economic growth will slow down in 2012 to a real GDP growth rate of less than 2% in the U.S. and a mild recession in Europe. U.S. dollar based IT spending in Western Europe has been forecasted to contract in 2012 due to political uncertainty which will lead to more cautious spending on IT products and services.

•

The 2012 growth outlook across all technology sectors have been revised downwards. There has been significant revision in the growth outlook for computing hardware, IT services and telecommunication equipment and services sectors with a decrease of 3.4%, 1.3% and 1.3% in spending in those sectors, respectively, compared to the previous quarter’s update.

•

The reductions in the computing hardware forecast for 2012 reflect concerns for U.S. and Western European market growth, due to weak 4Q11 results, and a highly uncertain economic outlook for both markets. The reductions also reflect the impact of HDD (“Hard Disk Drive”), supply constraints on HDD and PC shipments in the first half of the year. The reduction in the Western European forecast also reflects more aggressive assumptions about the ability of political leadership to adopt effective short term measures to support debt laden countries and reformation of long term structural loans. The supply of hard drives is expected to be reduced by as much as 25% during 2012 due to the impact of floods in Thailand, which is a major hub for hard-drive manufacturing, both for finished goods and components.

•	Through 2015, the forecast for long term annual average growth in global IT spending has been reduced to 5.0% compared with a 5.4% growth level estimated in the previous quarter.

(Disclaimer: The Gartner Report described herein, Forecast Alert: IT Spending, Worldwide, 2008-2015, 4Q11 Update ( ID Number: G00226278 represent) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Form 20-F) and the opinions expressed in the Gartner Report(s) are subject to change without notice)

Indian IT Industry Outlook

According to Gartner Inc. (Source: Gartner’s Press Release dated 24th Jan, 2012), an IT research and advisory company, Indian Industry IT spending is forecasted to exceed $39 billion in 2012, an increase of 10.3% from 2011 spending of $36 billion. The growth of IT in India is expected to increase, with an annual increase to exceed this level through 2015.

The increase in demand for IT products and services to support the rapid growth of industries has led to the emergence of IT as an enabler in industries beyond manufacturing, government and financial services. The retail industry is expected to achieve the strongest growth in 2012 where IT spending is forecast to grow 11.8%. Recent decisions to allow 100% foreign direct investment (FDI) in single brand retail, and up to 51% in multi brand retail, are expected to provide the sector with significant boost in terms of IT usage and adoption.

The banking and securities sector is expected to reach $11.6 billion in 2015 from $5.2 billion in 2011, a CAGR of 11.6%. Retail is expected to see a growth from $1.7 billion in 2011 to $2.7 billion in 2015, a CAGR of 12.8%.

The NASSCOM Strategic Review 2011 states that Information Technology’s evolution, advancements and results have continued to spread at a rapid pace. Despite global uncertainties, natural disasters and low consumer confidence in 2011, global spending on technology and demand for global sourcing for IT-BPO services remained significant. The Indian IT-BPO sector has retained its position as the world’s leading global sourcing destination for IT-BPO services with a share of 58% in 2011. India is one of the most cost–competitive providers of IT-BPO services. Service providers are effectively utilizing India’s talent pool by designing large scale talent re-engineering initiatives and employee engagement activities. This is enabling the industry to provide both end-to-end and high-end value-added services across various sectors. IT-BPO services will be instrumental in the economic and social rise of India in the future. As a result, the domestic IT-BPO market is expected to grow in parallel with the growth of the Indian economy. The domestic IT-BPO (excluding hardware) spending trend will continue in 2013 as the industry is expected to grow at 13-16%. IT-BPO exports is expected to grow 11-14% in 2013, driven by proliferation of as-a-service model around enterprise mobility, cloud and platform solutions, analytics offerings and social media.

Spending on software products, IT and BPO sectors accounted for approximately $1.3 trillion or 63% of the total IT spending in 2011, with IT hardware accounting for approximately $645 billion or 37% of the total IT spending in 2011. There was a renewed demand for overall global sourcing, which grew by 12% as compared to 2010 representing twice the global technology growth.

IT software and services sector’s revenue (excluding hardware) is estimated at $88 billion for the year 2012. During this period, direct employment is expected to reach nearly 2.8 million, an addition of 230,000 employees, while indirect job creation is estimated at 8.9 million. As a proportion of national GDP, the sector revenues have grown from 1.2 % in 1998 to an estimated 7.5% in 2012. The total share of total Indian exports (merchandise plus services) increased from less than 4.0% in 1998 to 25.0% in 2012.

Export revenues (excluding hardware) are estimated to reach $69 billion in 2012 accounting for a 2.2 million workforce. This represents a growth of 16.3%; these exports also account for over 68.5% share in aggregate IT-BPO revenue. Within exports, IT services segment is the fastest growing at 19% over 2011 with export revenue of $40 billion, accounting for 58 % of total exports. The BPO segment is expected to grow by 12% cent to reach $16 billion in 2012. The software products segments are expected to generate exports of $13 billion, a growth of nearly 14% over 2011.

Domestic IT-BPO revenue (excluding hardware) is expected to grow at almost 17% to reach $918 billion in 2012. Strong economic growth, rapid advancement in technology, infrastructure, increasingly competitive Indian organizations, enhanced focus by the government and emergence of business models that help provide IT to new customer segments are key drivers for increased technology adoption in India. IT services is the fastest growing segment in the Indian domestic market, growing by 18% to reach $589 billion, driven by increasing adoption from all customer segments – government, enterprise, and consumers. Domestic BPO segment is expected to grow by 17% in 2012, to reach $149 billion, driven by demand from voice-based (local language) services and increasing adoption by both traditional and emerging verticals, including the government. The domestic software products segment is set to grow to $180 billion in 2012, a growth of 13% over 2011.

Global Delivery Model

Global demand for high quality, lower cost IT and IT-enabled services has created a significant opportunity for us, which we use to successfully leverage the benefits of, and address the challenges in using, an offshore talent pool. Our effective use of offshore personnel offers a variety of benefits, including lower costs, faster delivery of new IT solutions and innovations in vertical solutions, processes and technologies.

We have adopted a global delivery model for providing services to our clients. Our global delivery model includes on-site and offshore teams. We have offshore development centers located in Bangalore, Hyderabad, Chennai, Noida, Mumbai, Pune and Gandhinagar in India and have global development centers located in Australia, Mexico, Canada, the United States, China, Singapore and India. The centers can deliver both onsite and offshore services, depending on client location and preferences.

IT services that we deliver using our offshore centers include software application development and maintenance, implementation and support of enterprise applications, package evaluation and implementation, re-engineering, data warehousing, business intelligence, analytics, data management and integration, software testing and IT infrastructure management services. We believe that we deliver high quality solutions to our clients at substantial savings by using our global pool of highly talented people.

IT-enabled operations offshore outsourcing solutions and services that we offer include BPO, transaction processing services and call center services. BPO services are offered to clients that are looking to achieve converged IT and BPO solutions. The transaction processing services offered are focused on the mortgage banking, financial services, insurance and capital market industries, except for the delivery of finance and accounting functions such as accounts payable which can be performed for clients across all industries. Our call center services are offered to clients in several industries and are not industry specific.

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

Successful Client Relationships

We have demonstrated the ability to build and manage our client relationships. Our long-term relationships typically develop from performing discrete projects to providing multiple service offerings spread across a client’s businesses. Through our flexible approach, we believe we offer services that respond to our clients’ needs regardless of their size. By leveraging our industry experience with our project management capabilities and breadth of technical expertise, we solidify and expand our client relationships.

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

Our Strategy

Our Vision: Our vision is “Changing the rules to deliver high-impact outcomes for a new technology-enabled world”. The combination of iGATE and Patni is a fully integrated technology and operations (“iTOPS”) enterprise with a global services model. We enable clients to optimize their business through a combination of process investment strategies, technology leverage and business process outsourcing and provisioning. We have leveraged our deep understanding of diverse business challenges faced by global enterprises, coupled with our thought leadership in IT, and process/operations excellence in building the iTOPS model. We characterize a clear value proposition around our Global Delivery Model (GDM) offering to deliver varied and complex IT-enabled services for client’s global customers across multiple locations. The goal is to bring about business transformation for customers on a pioneering ‘pay for outcomes, not effort’ premise. With a global presence and world-class delivery centers spanning the Americas, Europe-Middle-East-Africa (EMEA) and Asia-Pacific, the iGATE Patni GDM meshes a well-defined, single business management system with industry best practices, models and standards such as ISO, CMMI, ITIL and Six Sigma. Robust knowledge and responsibility transition across employees is seamless ensuring clockwork-like efficiency and effectiveness of provided services.

Penetrate and Grow Strategic Client Accounts

We have achieved strong revenue growth by focusing on select, long-term customer relationships which we call strategic accounts. We aim to expand the scope of our client relationships by leveraging our focused industry sector expertise with delivery excellence, responsive engagement models and breadth of services. We intend to focus on adding new strategic clients and further penetrate our existing customer relationships. We address the needs of our larger strategic relationships through dedicated account managers who have responsibility for increasing the size and scope of our service offerings to such clients. We aim to strengthen our sales and marketing teams, a majority of which are aligned to focus on specific industries.

Strengthen and Broaden our Industry Expertise with Micro Vertical Focus

We intend to strengthen our understanding of key industries by investing in building or acquiring intellectual property like platforms, tools, etc. in chosen micro verticals within each industry segment that we operate. We shall also continue to invest in a strong base of industry experts, business analysts and solutions architects as well as considering select targeted acquisitions. We believe we can create competitive differentiation and add more value than a general service provider through such investments by enhancing our understanding in specific industry and domain requirements of our clients.

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

Optimize and Expand Delivery Capability

Our process and methodologies such as PatniPLUS® consolidate decades of software development and maintenance experience in delivering and supporting enterprise applications and products for our clients. We believe that our mature process frameworks effectively reduce risk and unpredictability across the software development life cycle and flexibly integrate with our clients’ processes. We further believe that our quality systems create strong predictive and diagnostic focus, delivering measurable performance to clients’ “critical to quality” parameters resulting in a faster turnaround, higher productivity, and on-time to first-time-right deliveries. We provide full visibility on our projects for our clients through integrated web-based project management and monitoring tools.

We are committed to enhancing the processes and methodologies that improve our efficiency. We aim to develop new productivity tools, refine our software engineering techniques and maximize reuse of our processes. To maximize improvements in our processes and methodologies we have expanded our infrastructure and we have constructed new knowledge park campuses in India to provide world-class infrastructure, high standards of quality and secure delivery.

Industry Practices, Technology Practices and IT Services

We offer our services to customers through industry practices in insurance and healthcare, manufacturing, retail and logistics, banking and financial services, communications and utilities, and media and entertainment. We also have technology practices that offer services in product engineering and product design. Our industry practices and technology practices are complemented by our IT services, which we develop in response to client requirements and technology life cycles. Our service lines include application development, application maintenance and support, verification and validation, enterprise application solutions, business intelligence and data warehousing, customer interaction services and BPO, infrastructure management services and quality assurance services.

Industry Practices

Insurance and Healthcare

We provide a full-service insurance administration leveraging a proprietary platform, licenses across all states in the Americas, and variable cost model. iGATE Patni has enabled insurance companies to defy challenges and improve business performance. For the last 30 years, we have drawn on the full breadth of our domain expertise and technological capabilities to help insurance companies implement solutions designed to deliver business outcomes. Our unique iTOPS approach offers a Business Outcome-based model thus adding certainty to the clients’ business; enabling them to derive maximum value at increasing business efficiency levels. The iTOPS approach means a ‘one view’ on our clients’ technology and operations, which helps in following a synergistic approach to achieve business benefits.

We provide full-service insurance administration for health insurance carriers through CHCS Services, Inc. leveraging proprietary platform, licenses across all states in the Americas, and variable cost model. The variable model bundles in cost of application, infrastructure, people and processing in a “Per Member, per Month” construct or Cost per Policy, Cost Per claim construct.

The company has developed IT Services, Infrastructure Management and BPO solutions that enable insurers to grow their business while streamlining operations and remaining compliant. We assist our clients in achieving real differentiation through:

•	Integrated IT & BPO business solutions such as Claims as a Service,

•	Solution accelerators in the form of frameworks, processes, and prototyping models for New Business Fulfillment and Policy Administration Modernization

•	Integrated Consulting offerings for all insurance lines of business including ICD-10 assessments in the healthcare space

End-to-End Insurance Solutions

Our IT consulting and insurance software solutions span across insurance lines of business including Life and Annuities, Property and Casualty/General Insurance, Reinsurance, and Healthcare. Over 5000+ dedicated personnel (on a combined iGATE-Patni basis) in the Insurance and Healthcare practice have deep domain understanding, expertise on legacy and modern technologies and systems, and experience implementing industry standards such as ACORD and ANSI X-12.

Manufacturing, Retail and Logistics

For the last three decades, iGATE Patni has helped global manufacturing, retail and logistics companies navigate through the business challenges and leverage technology to achieve superior business coordination, maximize production performance and create customer value.

In addition to our iTOPS approach, our unique Concept2Consumption business lifecycle model helps enterprises effectively deploy a sound business strategy, which addresses the critical business requirements across the entire product lifecycle.

Our Micro-Vertical Framework is based on our unique Concept2Consumption business lifecycle model, covering three distinct lifecycle phases:

•	Concept2Manufacturing (C2M)

•	Manufacturing2Distribution (M2D)

•	Distribution2Consumption. (D2C)

The Concept2Consumption framework takes full advantage of all our existing capabilities and strengths across all areas, including technology and innovation, product engineering, enterprise solutions, systems integration, application development, business process outsourcing and infrastructure management. Moreover, the Concept2Consumption framework is highly tailored towards industry Micro-Vertical objectives, creating solutions and services targeted to the specific industry sectors. Finally, it is also supported and enabled by thought leadership, solution platforms, frameworks, experience, reference-ability, and value creation.

Banking and Financial Services

Our banking practice has several client relationships that are more than a decade old. We solve problems in the areas of credit products and processes implementation, transaction processing, internet banking, and back office operations. Our comprehensive risk and compliance solutions suite helps banks in their credit risk and collection implementation life-cycle through proprietary models, standard approaches, and methodologies.

The Financial Services practice has the domain expertise to service the entire value chain from buy-side to sell-side, from custodians to depositories and central counterparties. To achieve business and cost transformation, clients have leveraged our solutions such as “Reference Data Management”, “Financial Control & Reporting”, “Operational Fund Accounting”, “Standing Settlement Instructions Manager” and “Reconciliation Services”.

We offer a wide variety of services within the Mortgage Banking industry. Be it processing end-to-end loan originations or any aspect of loan servicing, we have the IT and Operations resources to meet our customers’ mortgage-related needs. Our experience in the mortgage industry is broad and deep including loan fulfillment, loan servicing, loan modification, default management, and collections.

With over 15 years of experience and 1000+ strong team (on a combined iGATE-Patni basis) of plan administrators, implementation specialists, pension actuaries, and ASPPA-certified trained resources, our Benefits Administration practice service offerings include retirements, health and welfare benefits, trust accounting in standalone mode and Master Trust, actuarial valuations, and superannuation.

Our experience includes (on a combined iGATE-Patni basis):

•	Providing technology and business enabled solutions for the past 30 years

•	Over 75 banking clients including a number of Fortune 500 companies

•	Over 400 engagements executed through the offshore-onsite global delivery model

•	Average 20 years of functional experience

Communications and Utilities

In this competitive landscape, we are helping communication providers gain new agility in responding to change, with a communication practice that blends industry knowledge, targeted services, technology and functional expertise with a proven global delivery model.

Consolidation, deregulation, new technologies, competitive pressures and new customer service demands affect the utilities industry on a daily basis. To maintain leadership, major utility companies must differentiate themselves by proactively exceeding customer demands and lowering operational costs, while increasing customer satisfaction and shareholder value.

Across the U.S., U.K., Germany and Australia, we provide IT consulting, solutions and services to numerous leading energy companies, utility providers and independent software vendors (“ISVs”) serving the industry. We enjoy strong relationships with large utilities and product companies that provide business critical solutions to utility companies worldwide. For example, one of the largest utility companies in the U.S. is one of our significant clients.

Media and Entertainment

We have over a decade of experience in the media and entertainment Industry having rich process and technology consulting experience. We have a strong relationship with global media conglomerates and have provided media and entertainment solutions to several top-tier companies in the areas of broadcasting, online gaming, publishing and content processing.

Our broad portfolio of focus segments in the industry encompass:

•	Digital Asset Management

•	IP Rights Management

•	Digital Media Content Publishing Platform

•	Social Networking Platform

•	Campaign and Viral Marketing Platform

•	Sales and Marketing Analysis

•	Web Content Management Solutions

•	Viewership ratings and Research

•	Program Production Planning and Management

•	Affiliates Management

•	Native Mobile Application development

•	Cross Platform Mobile Development using HTML 5, CSS, & JS

•	User Experience Design (“UXD”).

Technology Practices

Product Engineering

In order to address the above constraints, a paradigm shift is required in the mindset of the offshore partner to support the product lifecycle and processes while serving the product companies. We help companies address these challenges effectively through our Product Engineering and Product Design Services. Our product engineering and design services have helped clients reduce their time-to-market while ensuring high levels of quality by leveraging the following:

•	Decades of experience in Product Engineering for various OEMs, Tier-1 and Tier-2 companies

•	Patni PLUS™ methodologies to steer project management rigor

•	Experienced technical architects and specialists for product engineering assignments

•	Engineering teams with specialized skill-sets and domain knowledge

•	Investment in various tools and infrastructure

•	Robust IP security policy and IP protection framework.

Our Product Engineering Services group brings vast experience in providing research and development, engineering services and product life cycle support in focused industry domains, namely:

•	Automation & Control

•	Automotive

•	Consumer Electronics

•	Medical Devices

•	Mobile & Wireless

•	Office Automation

•	Storage, Networks & Computing.

Our high-quality, cost-effective and business-focused approach to Product Design Services has helped our clients reap significant year-on-year benefits. We have serviced several Fortune 500 clients and market leaders in the product engineering space. Some of our marquee clients include:

•	World leaders in information storage products from the U.S.

•	World’s leading manufacturer of class III medical devices from U.S.

•	World leaders in digital lifestyle products from Japan

•	World’s leading automobile manufacturing company from U.S.

•	Second largest manufacturer of elevators and moving walks from Europe

•	European manufacturer of handheld entertainment and information delivery products

•	American manufacturer of multi-functional printers and various office equipments.

IT Services

Application Development

We have adopted and gained considerable expertise in agile development methods to ensure that clients benefit from productivity improvements especially in terms of increased flexibility to respond to changing requirements. Additionally, we help organizations maximize their return from an agile transition through its proven change management methodology that helps enterprises smoothly traverse the cultural shift required by such process changes. In the traditional arena, we offer a suite of methodologies and frameworks which when combined with its vast domain and technical expertise provide the best balance in terms of cost, agility, and quality for building applications that meet business requirements. We are committed to deliver the following benefits to our clients:

•	Improved productivity year-on-year with immediate and near-term cost saving benefits

•	Improved response to unpredictable demand and managing capacity variations in application development using our Variable Build Model

•	Speed-to-market

•	Greater cost savings via efficient and distributed service offerings and delivery models

•	Improved process efficiency and resource optimization

•	Faster development cycle with greater visibility into the development process

•	Center of Excellence for niche technologies and domain areas

Application Maintenance and Support

We can effectively resolve our client’s challenges through end-to-end management of infrastructure, applications, and business processes.

Our comprehensive application management services comprise:

•	Application Maintenance

•	Application Portfolio Rationalization

•	Legacy Modernization.

We are a pioneer in delivering application management solutions by leveraging the Global Delivery Model. Over a span of three decades, we have successfully managed critical IT applications of Fortune 2000 corporations across multiple geographies.

Verification and Validation

We have combined our software development and maintenance services experience with our expertise across multiple technologies to offer global organizations centralized and qualified testing services, skilled staff, and certified standards. Technology vendors leverage our specialized solutions to:

•	Reduce post production defects

•	Improve product quality

•	Accelerate test cycles

•	Shorten delivery schedules and achieve faster time-to-market

•	Lower testing costs by up to 50 percent

•	Enjoy optimum return on investments

Enterprise Application Solutions

In the fast changing global markets, organizations strive to achieve the state of zero latency (a strategy to reduce the system’s response time to the absolute minimum) in the flow of information, and have lower response times to be able to make innovative offerings to the market. Enterprise Application Services and Solutions are a pre-requisite to newer business initiatives and strategies. We leverage our experience across domains and technology platforms to deliver faster returns on investment for our clients.

Our packaged application portfolio includes the entire gamut of packaged application services, from package evaluation, selection, implementation, post-implementation support and development, version upgrades and Master Data Management services. Our proven methodologies and domain expertise reduce the Total Cost of Ownership of the package for our customers.

We have developed deep expertise in leading Packaged ERP applications, including SAP, Oracle, PeopleSoft, and JD Edwards. We have deep expertise in related solution areas such as Supply Chain Management, Customer Relationship Management, Enterprise Integration, and Business Intelligence. Our experience in implementation and post-implementation support spans across a wide range of vertical industry sectors–from Food and Beverages, Automobiles, Transportation to Electronic and Consumer goods.

Business Intelligence and Data Warehousing

We offer deep expertise in enterprise information management (“EIM”) that encompasses services like data integration, master data management, data warehouse management, data cleansing and quality management, creating dashboards and reports, advanced analytics and Corporate Performance Management. We enable enterprises to deploy solutions that manage structured as well as unstructured information on a real-time basis and makes it available to the business in the form of intelligible dashboards, scorecards, and drill-through reporting. The integrated, enriched, and reliable information assets provide executive decision makers insight into the competitive scenario, market dynamics, customers, products, and operations, and help them address regulatory compliance requirements, gain competitive advantage, and enhance bottom-line profitability.

Customer Interaction Services and Business Process Outsourcing

Our service is a natural extension of our IT service offerings. Our CIS and BPO services are built on a foundation of process and domain expertise, and are enabled by innovative technologies. As in our other practices, our services are managed to meet high quality standards. Clients rely on them to improve the bottom line and focus more effectively on their core business, while maintaining a high quality of service.

We provide customized global sourcing solutions to a diverse group of clients who rely on us for vertical-specific processes, as well as shared corporate services. In addition to a broad range of horizontal services including IT Helpdesk, Finance and Accounting, HR Services, Enterprise-wide Service Desk and Product Support, we also provide a comprehensive suite of CIS and BPO services for the Insurance, Financial services, Telecom and Life Seciences vertical markets. For 401(k) Plan administrators within the Insurance space, we also offer offshoring services of the entire Benefits Administration Lifecycle.

We offer clarity and expedience in delivering CIS and BPO solutions. We give clients a clear roadmap that is designed to enhance productivity and reduce costs through process assessment, process standardization and process re-engineering. To ensure the highest levels of information quality and integrity, we have adhered to the BS7799 standard to establish a robust Information Security Management System (“ISMS”) that integrates process, people and technology to assure the confidentiality, integrity and availability of information. A global infrastructure helps us implement CIS and BPO services that utilize the right combination of resources from offshore, onshore or onsite. We offer these CIS and BPO services through our state of the art BPO centers in India and across the globe.

Infrastructure Management Services

In today’s volatile business world, enterprises face significant challenges in scaling and managing their global IT infrastructure. To meet these challenges, we offer focused solutions in core infrastructure areas for building and managing the enterprise IT infrastructure comprising lifecycle services in datacenter management, desktop management, database administration, and web operations. Our domain expertise spans a diverse set of systems and technologies within an organization’s enterprise IT infrastructure.

Enterprises can achieve cost efficiencies and accelerated time-to-delivery by leveraging our robust global delivery model, proven methodologies, standardized tools and mature processes for enterprise infrastructure management services (“IMS”). We offer focused solutions in core infrastructure areas and leverages its proven IT infrastructure assessment tool and methodologies to design solutions that are closely aligned to the client’s business strategy.

Our comprehensive, industry-leading portfolio of infrastructure management services guarantees high reliability, round-the-clock availability, remote manageability, and optimum scalability. Our domain expertise spans diverse set of systems and technologies. Client’s can leverage our offshore service delivery centers to avail proactive and cost-effective solutions and gain quick return on IT infrastructure investments.

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

Cloud Computing Services

We deliver end-to-end cloud computing services from consulting, architecture, design and implementation to management-monitoring. We offer cloud computing services by addressing issues such as: reducing capital expenditure, maximizing utilization of computing resources, reducing their management complexity.

Embedded System Development

We offer a wide range of design, development and support services for embedded systems around all layers of technology and industry segments (including automation, consumer electronics, medical devices) throughout all the phases of the product lifecycle to product manufacturers to address their increasing needs. We have extensive experience from product development and maintenance to testing, and also offer services that help our clients bring their products to market much faster and more cost-effectively. Our global delivery centers are equipped with embedded development labs and test environments to replicate our clients’ development and test environments as well as to simulate the real-time behavior of their systems.

Engineering Design Services

We have a well-established engineering services practice for addressing various concerns faced by product development teams. We offer engineering services that span across the entire lifecycle of a product –conceptualization through prototyping and manufacturing support. We provide multi-platform expertise in CAD/CAM. Our engineering services have enabled customers to create improved designs, analyze design problems, improve product efficiency, manage design data from multiple sources, migrate from one design platform to the other, and adapt to new software releases. We also provide engineering software customization services to create custom interfaces to handle routine/repetitive design tasks, geographic information systems, document conversion services.

IT Consulting

We provide key IT consulting services that address aspects of reducing cost, increasing agility and enabling transformation. Our consulting offerings are based on an analytical approach to understand the business problems, resulting in practical recommendation and actionable plans. We provide IT Consulting services in areas such as IT transformation, strategic cost transformation, process consulting services, Six Sigma consulting services.

IT Governance

Our dedicated IT Governance Center of Excellence helps businesses to adopt effective IT governance strategies that will help them control, comply and align IT with business priorities. Our deep technology and consulting capabilities are well complemented by our partnerships and alliances with leading product vendors in the IT governance sector.

Custom Learning

We provide a suite of customized learning solutions comprised of corporate training, custom content development, and blended learning solutions. This provides our customers with competency development, retention of application knowledge and effective user friendly documentation.

Recent Accolades

In 2011, we have received the following recognitions:

•

In June 2011, CHCS Services, a unit of iGATE Patni, a full-service health and life administrator, was honored with a “Case In Point Platinum Award” for overall case management excellence across the healthcare spectrum. The award, given out by Dorland Health Inc., recognized distinguished programs that were used to best educate and empower patients, improve adherence and wellness, manage quality care, and contain healthcare costs. The company also received honorable mention in the category of “Long Term Care”.

•

In June 2011, Patni was ranked as the No. 1 Global R&D Service Provider in the Healthcare vertical in a study conducted by Zinnov Management Consulting. Patni has consistently strived to create value for customers through R&D efforts and delivery excellence in Product Engineering Services. Zinnov is a leading management consulting and advisory firm based on a comprehensive analysis of the top R&D service providers in India, China, Russia and Eastern Europe.

•

In June 2011, Patni has also been ranked by Zinnov Management Consulting in the Leadership Zone for verticals such as Automotive and Computer Peripherals and Storage. Zinnov is a leading management consulting and advisory firm based on a comprehensive analysis of the top R&D service providers in India, China, Russia and Eastern Europe.

•

In July 2011, Patni was awarded the Advanced Solutions Partner status with TIA Technology, one of the world’s leading suppliers of integrated, leading edge standard software solutions for the global insurance industry. Patni has worked with TIA since 2005, providing a blend of TIA’s software and Patni’s services to deliver value to organizations within the insurance industry worldwide. This recognition is an indicator of the firm’s ability to provide leading edge system integration services to the global insurance industry and strengthen relationship with TIA.

•

In August 2011, Patni was ranked as a ‘Major Contender’ in the PEAK Matrix of the research report titled “Global Finance & Accounting Outsourcing (FAO) Service Provider Landscape 2011” conducted by Everest Group. Patni’s ‘Major Contender’ position has been attributed to factors such as growth, new levels of scale, enhanced service portfolio, significant investments in technology, expanded global delivery.

Centers of Excellence

We are developing internal “centers of excellence” to create expertise in emerging technologies. We are working on centers of excellence that focus on next generation technologies which includes Web 2.0 and Web 3.0 specification, mobility solutions for ease of access to application, Anywhere secured access to data and in areas of Business Intelligence. We partner with leading technology vendors such as Microsoft, HP, IBM and Oracle to implement these technologies.

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

We have 25 sales offices across North America, Europe, Japan and the rest of the Asia-Pacific region and 130 sales and marketing personnel who are supported by dedicated industry specialists. We set targets for our sales personnel at the beginning of each year, which are subject to periodic reviews. In addition to a base salary, our compensation package for sales personnel includes an incentive-based compensation plan driven by achievement of the prescribed sales targets.

Clients

We market our services to clients located in the United States, Europe, India, Japan and Others. A significant proportion of our revenue is derived from clients located in the United States, as illustrated in the table below:

	Year ended December 31,
	2011	2010	2009
United States	77.8%	79.8%	78.9%
Europe	13.8%	11.4%	12.7%
India	2.2%	2.2%	1.0%
Japan	2.9%	3.1%	3.5%
Others	3.3%	3.5%	3.9%

Total	100.0%	100.0%	100.0%

Although we believe we have successfully diversified our client base over the past three years, a significant proportion of our revenues are derived from a small number of clients, as illustrated in the table below:

	Year ended December 31,
	2011	2010	2009
General Electric Company	10.6%	10.9%	10.3%
State Farm Insurance	9.6%	10.9%	11.9%
Top 5 Clients	33.3%	35.9%	36.5%
Top 10 Clients	46.0%	48.8%	49.7%

The following table illustrates a breakdown of our largest clients by revenue categories on a cumulative basis:

	Year ended December 31,
	2011	2010	2009
No. of $1 million + clients	96	99	92
No. of $5 million + clients	31	28	26
No. of $10 million + clients	17	16	15
No. of $25 million + clients	3	4	4
No. of $50 million + clients	3	3	2

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

Most of our MSAs, including the MSAs with our two largest customers, General Electric Company and State Farm Insurance, can be terminated with or without cause, with 0 to 90 days notice and without termination-related penalties. The MSAs typically contain terms that:

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

Competition

The IT and IT-enabled operations offshore outsourcing services industries are highly competitive, and are served by numerous global, national, regional and local firms. Our primary competitors in the IT and IT-enabled outsourcing industry include IT outsourcing firms, consulting firms, systems integration-firms and general management consulting firms such as Tata Consultancy Services Limited, Infosys Technologies Limited, Cognizant Technology Solutions Corporation, Wipro Limited, Genpact Limited, WNS (Holdings) Limited, EXL Service Holdings Inc., Syntel Inc., Mindtree Limited, and Hexaware Technologies Limited.

We believe that the principal competitive factors in the IT and IT-enabled operations offshore outsourcing markets include the range of services offered, size and scale of service provider, global reach, technical expertise, responsiveness to client needs, speed in delivery of IT solutions, quality of service and perceived value. Many companies also choose to perform some or all of their back office IT and IT-enabled operations internally.

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

Human Resources

We employed around 18,000, 17,600 and 14,000 employees as of December 31, 2011, 2010 and 2009, respectively. Out of 18,000 employees, around 17,000 were software professionals as of December 31, 2011. Of these software professionals, around 3,000 employees were categorized as onsite and 14,000 as offshore. The geographic breakdown for our employees as of December 31, 2011 was as follows:

Geography	Number of Employees (rounded off)
India	14,900
North America	2,500
Rest of the World	600
Total	18,000

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

Talent Acquisition

Our hiring plan is driven by annual budgets, business requirements and also based on business forecasting and business plans for the next few years. Manning and wage bills are tracked on a regular basis through various Management Information System reports by management. We recruit talent from premier universities, colleges and institutes in India, including the Indian Institutes of Technology, National Institutes of Technology, and Indian Institutes of Management. Software candidates are put through a series of tests and interviews such as aptitude, technical and language proficiency test followed by technical and behavioral interview as a part of selection process. We have a similar competitive recruitment program in place for our lateral hires. All new hires are inducted into our organization through a structured orientation program, which involves extensive training as well as mentoring. We believe that we have a strong competitive hiring process in place which is ably supported by a highly skilled global hiring team to attract talent globally.

Our software employees are highly-skilled and have diverse educational backgrounds. As of December 31, 2011, graduate engineers comprised 65.9%, post graduate engineers comprised 12.3%, employees with Master’s degrees in computer applications or computer management comprised 6.9% and employees with Masters in business administration and equivalent qualifications comprised 6.3% of our software professionals. Employees with other degrees comprised 8.6% of our software professionals.

We believe that we have a balanced mix of experience with approximately 41.5%, 33.8% and 24.5% of our software professionals with work experience of less than 3 years, 3 to 6 years and over 6 years, respectively, as of December 31, 2011.

Learning and Development

As a part of our strategy, we have technical, behavioral and role based training for our employees. These training courses facilitate the trainees to acquire required skills in a short span of time. The courses offered have been designed and developed by a pool of experienced trainers and technical leaders. We also have a transparent evaluation system for tracking performance and identifying potential that results in individual development plans that help build capabilities and recognize preferences of our employees. These training programs are customized to suit training requirements of the customers. We also have a rich set of eLearning Programs for self learning as well as blended learning. In addition we also provide Interactive online training through the Internet/Intranet in Virtual Classroom mode. Our training plans are personalized seek to and address both technical and soft-skill requirements. For each software professional, we plan a minimum of 10 working days of training per year. Certain of these programs are listed below:

•	eMEP (PGCPM)—Post Graduate Certificate Program in Management by IIM Kozhikode, delivered in different cities using the satellite based e-class room facilities.

•

BITS: This initiative was started in March 2004, where in Patni had a tie up with BITS Pilani for MS Software Engineering and MS Embedded Systems. Approximately 250 people have obtained a masters degree through this program

•	Technology Certifications for Developers

A 4 level certification framework has been defined for developers in various lines of technology. The certification levels are defined as L1 (Entry), L2 (intermediate), L3 (advanced) and L4 (expert). Each certification is backed with a comprehensive assessment.

•	Technology Certifications for Designers

A similar 2-level framework has been rolled out for the technical designers based on inputs from our technical architect community.

•	New Manager Development Program

We believe that the challenges faced by a project manager have changed significantly over the last few years, in terms of customer expectations, team dynamics, and service diversity. A comprehensive program covering various areas connected with project management has been designed so that project managers become more effective in their role.

High Performance Organization (“HPO”)

HPO is an integrated initiative focusing on a spectrum of people and business processes aimed at enabling us to become a great place to work. The pivotal points of an HPO are role clarity to all; outcome oriented performance management emphasizing on meritocracy; total rewards and recognition for high performance; talent management; learning and career development based on competencies for distinct career tracks; and organizational growth leading to high employee and customer engagement.

Rewards

In order to address the challenges in attracting the right talent from the market in the context of the recent demand-supply mismatch, we have adopted the total rewards approach which includes market aligned compensation, policy framework and incentive architecture. We believe that this approach will help us attract and retain the best resources over our competitors. We believe that we have a robust process in place to monitor our compensation against market benchmarks periodically to ensure we are market competitive.

In addition to market aligned annual increases, we have strengthened the variable pay and incentive architecture across levels and geographies to drive our growth agenda and align individual performance to our overall organization business objectives. We continue to grant stock options to our senior employees to nurture the spirit of ownership and commitment towards the Company.

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

The focus of our retention strategy is a whole host of development initiatives and engagement initiatives that endeavor to make our Company a preferred destination for every employee. Our human resources philosophy seeks to provide a comprehensive “Employee Experience” to each of our employees through a high touch engagement, strong focus on recognition programs, skill augmentation, role enhancement, employee-friendly policies & numerous learning opportunities during an employee’s stint in the organization.

In addition to various HR initiatives like Just Joined, FOUR, Fresh Eyes and E-induction etc., we have introduced several new HR programs viz. Thank God It’s Monday (TGIM) to drive away the Monday morning blues, Cultural Salad, with a focus to engage with our employees and Talkathon Series, where we invite Leaders who have made significant achievement to come and share their thoughts with our employees. All these events will be gradually rolled out across all our locations.

Our competency based HR systems are designed to provide holistic development of professional capability and is further strengthened through partnerships with academic institutions such as BITS, Pilani. Our comprehensive Rewards and Recognition scheme, is designed to recognize exemplary performances through immediate, quarterly, half-yearly and annual reward programs catering to achievements of varied nature covering about 30% of the organization year on year. We have an accelerated career development program called the fast track program designed to nurture and develop leadership talent, and align individual career aspirations with the organizational growth.

Seasonality

Our operations are generally not affected by seasonal fluctuations. However, our consultants’ billable hours are affected by national holidays and vacation policies, which vary by country.

Government Regulation

Regulation of our business by the Indian government affects our business in several ways. Currently, we benefit from tax holidays given by the Government of India for the export of IT services from special economic zones, or SEZs, in India. These tax incentives for units in SEZs include 100% tax exemption for five years from date of commencement of operations and thereafter 50% tax exemption for another 10 years on fulfillment of certain conditions.

The aggregate benefit of these tax holidays and deductions with respect to our net income was $13.02 million, $36.6 million and $27.1 million for the year ended December 31, 2011, 2010 and 2009, respectively. Our current tax holiday for STPI units has expired in stages by March 31, 2011. However, the tax holiday for the export of IT service from our SEZ unit will continue to get tax holiday of 100% of the export profits for a period of five years, 50% of such profits for next five years and 50% of the profits for further period of five years subject to satisfaction of certain capital investments requirements from the date of commencement of operations as described above. Consequently, effective tax rate have increased significantly.

We are also subject to other government regulations, including those relating to acquisition of foreign securities, raising capital outside India and conversion of our equity shares into ADSs.

Please see “Item 10. Additional Information”, as well as “Item 3. D. Key Information—Risk Factors” for additional information on the effects of governmental regulation of our business.

Intellectual Property

We rely on a combination of copyright, trademark and design laws, confidentiality procedures and contractual provisions to protect our intellectual property. We currently do not have any patents. We have registered our trademark and service mark “Patni” in the U.S., U.K., Germany, Sweden, Japan, Singapore, Korea, Australia, Canada, Netherlands and China and in Class 9 & 16 and 42 in India. In respect of the said trademark, the Company has initiated the process of renewal of the said trademark in India, as far as Class 9 & 16 is concerned.We also have 39 trademarks registered in India and one other trademark registered in the European Union and in the U.S. We also have 13 trademarks pending for registration in India and one another trademark pending registration in the U.S. Additionally, we have 4 registered copyrights in India.

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

We believe that our intellectual property rights do not infringe on the intellectual property rights of any other party, and there are currently no material pending or threatened intellectual property claims against us.

4.C. Organizational structure

We have the following direct and indirect subsidiaries as of December 31, 2011, all of which are wholly-owned:

Country of Incorporation
Patni Americas, Inc.	U.S.A.
Patni Computer Systems (U.K.) Limited	UK
Patni Computer Systems GmbH	Germany
Patni (Singapore) Pte. Ltd.	Singapore
PCS Computer Systems Mexico, SA de CV	Mexico
Patni Telecom Solutions, Inc.(1)	USA
Patni Telecom Solutions Private Limited(2)	India
Patni Telecom Solutions (U.K.) Limited(2)	UK
Patni Computer Systems (Czech) s.r.o(3)	Czech Republic
CHCS Services Inc.(1)	USA
Patni Computer Systems Japan Inc,.(4)	Japan
Patni Computer Systems (Suzhou) Co.,Ltd.(4)	China
Patni Computer Systems (Dalian) Co.,Ltd.(4)	China
Patni Computer Systems Indonesia.(4)	Indonesia

(1)	Owned through Patni Americas, Inc.
(2)	Wholly-owned subsidiary of Patni Telecom Solutions, Inc.
(3)	Wholly -owned subsidiary of Patni Computer Systems (U.K.) Limited.
(4)	Owned through Patni (Singapore) Pte. Ltd.

Patni Computer Systems Japan Inc. entered into Joint Venture Agreement (49% ownership interest) with J R Kyushu System Solutions Inc. The Joint Venture Company J R Kyushu Patni Systems Inc. has been incorporated on July 1, 2010.

Post acquisition of 82.4% of our shares by iGATE, we have become a separate operating subsidiary of iGATE.

4.D. Property and equipment

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

Our principal executive offices are located at Mumbai, India. Our North American headquarters is located in Cambridge, Massachusetts. These facilities are used primarily for management functions and support functions such as sales, marketing and general administration.

We have state-of-the-art facilities in nine locations in India where our technical staff is located and which serve as our primary delivery centers. We also have imaging centers and distribution centers in the United States and in the United Kingdom for handling the digital processing of documents.

Our locations are as follows as of December 31, 2011:

Location	Principal Use	Type	Approximate Square Footage
Mumbai, India	Development center, management administration, human resources, sales, marketing and development center	Own	684,500
Mumbai, India	Corporate headquarters, management, finance administration, human resources, sales, marketing and development center	Lease	98,700
Pune, India	Development center	Own	75,500
Pune, India	Development center	Lease	252,500
Gandhinagar, India	Development center	Own	37,000
Gandhinagar, India	Development center	Lease	36,500
Chennai, India	Development center	Own	230,000
Noida, India	Development center	Own	460,000
Hyderabad, India	Development center	Own	8,500
Hyderabad, India	Development center	Lease	89,000
Bangalore, India	Development center	Lease	77,500
U.K	Development center	Lease	13,000
Mexico	Development center	Lease	11,300
China	Development center	Lease	11,700

We currently have capacity for approximately 17,000 professionals at these facilities. As of December 31, 2011, we had used approximately 83% of our existing office space in our operations.

Most of our global branch offices located outside of India are used for sales and marketing.

We have 25 sales and marketing offices located in the U.S.A, Canada, India, Australia, China, Japan, Singapore, Malaysia, Germany, Mexico, Czech Republic, Indonesia, Sweden, Switzerland, Belgium, the Netherlands, the U.K, Finland, U.A.E., South Korea, South Africa, Turkey, Italy, Ireland and Romania.

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

Our Noida Knowledge Park was awarded the prestigious LEED Platinum (Leadership in Energy and Environmental Design) rating jointly by the U.S Green Building Council and the Indian Green Building Council

for our Green IT-BPO Centre. This makes our Knowledge Park the second largest Platinum rated building in the world, and the largest Platinum rated building outside the United States.

Phase I of the Navi Mumbai facility, with a capacity of 4,300 seats, is complete and occupied. Phase I of the Chennai facility, with a capacity of 1,200 seats, is complete and partially occupied. Construction of the Noida SEZ facility with capacity to accommodate 3,300 seats is completed and is partially occupied. The Navi Mumbai, Chennai and Noida facilities are expected to accommodate up to 14,000, 10,000 and 3,300 engineers, respectively when fully completed.

In continuation of our policy to have our own campus operations, we have acquired land in Pune, in addition to our campuses in Mumbai Chennai and Noida. These facilities when fully built, are expected to have a seating capacity for approximately 25,000 professionals.

As of December 31, 2011, we had spent approximately $101.3 million on the knowledge parks.

According to the terms of the agreement with SIPCOT for the Chennai land of 18.75 acres, we require SIPCOT’s prior approval if we intend to assign, sub-let, transfer or part with the interest in the allotted plot and for any change in the composition of our Board of Directors that causes a change in ownership or management. During the year, we paid $1.7 million to SIPCOT being ten percent (10%) of the differential cost of the land in accordance with their order for change in the management.

The Company announced a capital outlay of $102.2 million to build a residential training facility in Pune along with a 5,000 member capacity delivery center and campus expansion in Mumbai and other places.

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

Overview

We are one of the leading providers of IT and IT-enabled operations solutions and services. We deliver a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India. We offer our services to customers through industry focused practices, including insurance and healthcare, manufacturing, retail and logistics, banking and financial services, communications and utilities, and media and entertainment and through technology focused practices. IT services include application development, application maintenance and support, verification and validation, enterprise application solutions, packaged software implementation, infrastructure management services, quality assurance services and product engineering services. IT-enabled services include business process outsourcing, transaction processing services and customer interaction services.

Recent events impacting future operations

On May 12, 2011, iGATE through its wholly owned subsidiaries acquired 82.4% of the outstanding shares of the Company. This acquisition combined two highly recognized IT services and outsourcing companies with complementary industry verticals for the purpose of facilitating sustained long-term growth and to strengthen our competitive position as a top-tier company in the highly-fragmented global IT industry. iGATE’s strategy is to utilize Patni’s expanded pool of talent, diverse expertise across multiple verticals, higher level of strategic end-to-end service offerings and established management team to enable iGATE in offering differentiated solution sets in developing and maintaining long-term client relationships with a diversified client basis that spans different industry verticals.

Post acquisition, we reorganized our operations including the support functions, and the leadership thereof, from discrete operating business units to company- wide functions. There is now a consolidated delivery structure with the other critical support processes, such as finance and Human Resources have also been consolidated on a combined iGATE-Patni basis. The internal management of the consolidated entities—iGATE and Patni were restructured such that there were primarily two major segments in the consolidated company: iGATE Corporation (and its subsidiaries other than Patni) and Patni. The internal restructuring also included a revamping of Patni’s Board of Directors. We offer our services in an integrated manner to customers who belong to different industry verticals namely insurance and healthcare, manufacturing, retail and logistics, banking and financial services, communications and utilities, and media and entertainment. iGATE Patni’s offices are located in twenty seven countries.

The Company’s Chief Executive Officer, who is the Chief Operation Decision Maker (CODM), reviews financial information prepared on a consolidated basis, accompanied by disaggregated information about revenue and earnings before interest and income taxes (EBIT) by the two identified business units, namely iGATE and Patni. Both iGATE and Patni are organized for operational reasons and represent services-based, customer-based, industry-based or geography-based units. There is a significant overlap between the manners in which the business units are organized. Additionally, the composition and organization of the business units is fluid and the structure may change in response to the growth of the overall business and changes in reporting structure, clients, services, industries served, and Delivery Centers. Based on an overall evaluation of all facts and circumstances and after combining operating segments with similar economic characteristics that comply with other aggregation criteria specified in the FASB guidance on Segment Reporting, the Company has determined that it operates as a single reportable segment.

We have a track record of successfully developing and managing large, long-term client relationships with some of the world’s largest and best known companies. As of December 31, 2011, our customer base was 280 clients. Several of our key executives are located in our client geographies to better develop and maintain client relationships at senior levels. Repeat business accounted for 98.6%, 94.6% and 94.0% of our revenues in 2011, 2010 and 2009.

Our revenues have grown from $655.9 million in 2009 to $759.3 million in 2011, representing a CAGR of 7.6%. As of December 31, 2011, our total number of employees was around 18,000. We have invested in new high-tech facilities, which we refer to as “knowledge parks”, designed for expanding our operations and training our employees. We have 130 sales and marketing personnel supported by dedicated industry specialists in 25 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

Proposed Delisting Offer

On November 16, 2011, the Company announced that it was seeking the consent of its shareholders to a delisting proposal received from Pan Asia and iGATE Global, subsidiaries of iGATE, to voluntarily delist the equity shares of the Company from the Indian Stock Exchanges namely, NSE, BSE where the equity shares of the Company are presently listed, and the ADSs of the Company from the NYSE where the ADSs of the Company are presently listed, by way of postal ballot pursuant to the provisions of Section 192A (2) of the Companies Act, 1956 read with the Companies (Passing of the Resolutions by Postal Ballot) Rules, 2011.

The postal ballot closed at 5:00 p.m IST on January 6, 2012 and the Special Resolution contained in the postal ballot notice was duly passed.

In accordance with the Indian Delisting Regulations, the Purchasers made a public announcement on March 14, 2012 to the shareholders of Patni giving details of the delisting offer (the “Delisting Offer”) and the period during which it would be open. The Delisting Offer involves a price discovery mechanism, which is known in India as the Reverse Book Building Process, which is a mechanism for capturing the sell orders on an online basis from the shareholders through book running lead managers. During the period for which the Reverse Book Building Process is open, offers are collected from the “public shareholders”, which term does not include ADS holders, at various prices, which are above or equal to the floor price. The buyback price is determined after the offer closing date. The final offer price is the price, above the statutorily determined floor price, at which the largest number of shares has been tendered to the Purchasers by public shareholders (the “Offer Price”). The Purchasers have the choice to accept the offers at the Offer Price or terminate the offer without acquiring any shares. If the Offer Price is accepted by the Purchasers, they are required to accept all offers from public shareholders up to and including the Offer Price but do not have to accept higher priced offers. ADS holders have to convert their ADSs to the underlying shares to take advantage of the Delisting Offer.

The floor price for the Delisting Offer is Rs. 356.74 per share. As of March 9, 2012, the stock closed at Rs. 475.45, Rs. 475.5 and $19.20 on the NSE and BSE and NYSE, respectively.

Upon determination of the Offer Price, in the event the Purchasers choose to proceed with the Delisting Offer, the entire Delisting Offer process, including payment of consideration to the public shareholders who validly tender their shares of the Company would take up to 30 days while the actual delisting from the Indian Stock Exchanges would take up to 60 days from the date of the public announcement of the Purchasers’ intent to begin the Reverse Book Building Process. In addition after the Delisting Offer is completed and the Company’s stock is delisted from the Indian Stock Exchanges, all public shareholders who had not previously tendered their shares will be entitled to do so for a twelve month period. ADS holders will have to convert their ADSs to the underlying shares to take advantage of the Delisting Offer, including during the additional twelve month period.

Presentation of Supplemental Non-GAAP Financial Measures

We use supplemental non-GAAP financial measures as defined by the SEC. These non-GAAP measures are not in accordance with, or an alternative for measures prepared in accordance with, generally accepted accounting principles in the United States and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Reconciliations of these non-GAAP measures to their comparable GAAP measures are included in the financial tables set forth on pages 59 and 60 of this Form 20-F.

5.A. Operating results

Revenues

We discuss below the components of our IT service revenues by onsite and offshore revenues, contract type, customer type and customer geography.

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

Revenue on the basis of onsite and offshore:

	Year ended December 31,
	2011	2010	2009
Offshore	47.8%	46.3%	44.2%
Onsite	52.2%	53.7%	55.8%

Total	100.0%	100.0%	100.0%

As of December 31, 2011, around 14,900 of 18,000 total employees were located in India as compared to 14,000 of 17,600 total employees as of December 31, 2010 were located in India. We measure our service efforts that can be billed to clients in units of billed person-months. The number of offshore billed person-months has increased as a percentage of total billed person-months from 73.3% in 2010 to 86.2% in 2011.

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

Revenues by Contract Type

Our revenues are recorded either on a time-and-material (“T&M”), basis or a fixed-price basis. The following table shows our revenues by contract type:

	Year ended December 31,
	2011	2010	2009
Time-and-Material	53.9%	55.4%	59.4%
Fixed Price	46.1%	44.6%	40.6%

Total	100.0%	100.0%	100.0%

Our fixed price business has increased to 46.1% in 2011 as compared to 44.6% in 2010 and 40.6% in 2009, which is in line with our operating focus as we help clients optimize their cost structures.

Although, we seek to use our software engineering processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns and completion delays in connection with fixed-priced contracts. Accordingly, we believe that we bear a greater amount of risk from our fixed-price contracts than from our T&M contracts.

A large proportion of our revenues from fixed-price contracts are from fixed-price SLAs. A large proportion of our fixed-price SLAs are application maintenance and support projects, as to which work and cost estimates have been fairly predictable. Our revenues from fixed-price SLAs were 35.9%, 32.8% and 29.5% in 2011, 2010 and 2009 respectively.

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

	Year ended 31,
	2011	2010	2009
General Electric Company	10.6%	10.9%	10.3%
State Farm Insurance	9.6%	10.9%	11.9%
Top 5 Clients	33.3%	35.9%	36.5%
Top 10 Clients	46.0%	48.8%	49.7%

Revenues by New and Existing Customers

Repeat business accounted for 98.6%, 94.6% and 94.0% of our revenues in, 2011, 2010 and 2009, respectively. Each customer is treated as a new customer for the quarter in which it first starts business with us and continues to remain as a new customer for the four succeeding quarters. The revenues in any quarter from customers other than new customers are termed as repeat business.

Although we engage in one-time projects in some service lines, the majority of our projects are recurring in nature. Work done in product engineering services and packaged software implementation services, however, tends to be more for non-recurring projects. During the period, subsequent to our acquisition on May 15, 2011, we earned revenues of $6.0 million from iGATE.

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

	Year ended December 31,
	2011	2010	2009
United States	77.8%	79.8%	78.9%
Europe	13.8%	11.4%	12.7%
India	2.2%	2.2%	1.0%
Japan	2.9%	3.1%	3.5%
Others	3.3%	3.5%	3.9%

Total	100.0%	100%	100%

Expenses

Cost of Revenues

Cost of revenues (exclusive of depreciation and amortization) represented 63.5%, 61.0% and 58.3% of our revenues for the year ended December 31, 2011, 2010 and 2009, respectively. Our cost of revenues largely consists of costs relating to our software professionals, including salary and other compensation and benefits expenses, travel expenses, immigration expenses, data communications expenses and computer and software expenses. Cost of revenues also includes the cost of subcontractors.

The principal component of our cost of revenues is the salary cost of our software professionals. A majority of our software professionals are located in India. The majority of our compensation costs relates to salaries of software professionals located in the United States and those other countries where our customers are located, as we charge higher rates and incur higher compensation cost for services rendered in countries where our customers are located. We seek to maintain salary levels in accordance with prevailing trends in our industry.

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

The utilization rates of our software professionals also affect our gross profits. We define employee utilization as the proportion of total billed person-months to total available person-months, including employees in training and holiday and vacation time, and excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of software professionals assigned to a project varies according to the size, complexity, duration, and demands of the project. Our utilization rates for the years ended December 31, 2011, 2010 and 2009 were 76.5%, 75.3% and 74.9%, respectively. We try to minimize the cost impact of unutilized capacity by ensuring that a majority of our unutilized capacity is attributable to software professionals based in India.

We incur immigration costs due to the onsite component of work performed on projects. We expect immigration expenses to increase due to increases in visa filing costs generally commensurate with our growth and increases in visa filing fees in the United States. We expense costs related to immigration as incurred.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of costs relating to personnel other than software professionals, including salary and other compensation and benefits expense, sales and marketing expenses, telecommunication expenses, office expenses and traveling expenses. Selling, general and administrative expenses also include legal and other professional fees and other miscellaneous administrative costs.

Selling, general and administrative expenses (exclusive of depreciation and amortization) represented 21.5%, 19.1% and 20.8% of our revenues in 2011, 2010 and 2009. These expenses comprise an important element of our sales strategy, as we seek to ensure that senior management personnel are based in client locations and continue to invest in developing our sales and marketing presence in key markets. We expect selling, general and administrative expenses to continue at current levels as a proportion of revenues. We continue to invest in sales and marketing and in building brand awareness, leading to a slight increase in sales and marketing expenses as a proportion of revenues. We have started to transfer a larger part of our general and administrative expenses offshore to India as the scale of our operations increases. We expect to achieve improved efficiencies in general and administrative expenses as a result of this transfer and economies of scale resulting from our recent growth. Accordingly, we expect our increased selling expenses to be partially offset by a decrease in our general and administrative expenses.

We recorded $20.4 million as cost from iGATE towards the sales and administrative support provided for 2011 which was offset by travel expenses of $3.2 million, professional fees of $2.5 million, rent of $1.6 million, communication expenses of $1.3 million and advertisement expenses of $0.6 million.

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

We seek to mitigate the effect of exchange rate fluctuation on our operating results by entering into foreign exchange forward and option contracts. However, these activities do not entirely mitigate the effects of exchange rate fluctuations. We designated certain forward and option contracts as cash flow hedges .We defer changes in fair value of designated cash flow hedges and record them as a component of accumulated other comprehensive income until the hedged transactions occur, at which time we recognize the gain/loss on these cash flow hedges in our consolidated statements of income. For details on forward and options contracts outstanding as of December 31, 2011 and 2010, see “Item 11.Quantitative and Qualitative Disclosures about Market Risk—Exchange Rate Risk”.

The translation of the rupee, GBP, EURO, AUD, JPY, SGD, MXN, and CNY into U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenues and expense accounts using the exchange rate prevailing on the date of those transactions.

Under the Foreign Exchange Management Act, 1999, (“FEMA”), as amended, an Indian company is required to take all reasonable steps to realize and repatriate into India all foreign exchange earned by the company outside India, in accordance with the rules specified by the RBI. The FEMA also imposes certain restrictions on capital account transactions by Indian companies. These regulations do not significantly affect our operations at present.

Accounts Receivable and Unbilled Revenue

The key performance indicator used by us for collecting cash from our customers is days sales outstanding (“DSO”). We analyze and compute DSO based on both billed revenue (accounts receivable) and unbilled revenue for each relevant period. We define our DSO as the ratio of accounts receivable plus unbilled revenue as of each year end to the respective year’s revenue, multiplied by 365.

The table below sets out the three year trend of DSO (Dollars in millions):

	As of December 31,
	2011		2010		2009
Account Receivables	$129.9	*	$121.8		$109.4
Unbilled Revenue	31.5	**	23.3	***	14.0
DSO (in days)	78		75		69

*	The above balance includes $4.9 million receivable from related parties and excludes advance billing of $7.8 million.
**	The above balance includes $1.5 million due from related parties.
***	Excludes the advance received of $10.4 million from one of our customers in August 2010 towards development of software to be delivered by December 2011.

The following table presents a profile of our accounts receivable, net of reserves in terms of days for which accounts receivable have been outstanding (Dollars in millions):

	As of December 31,
	2011	2010	2009
Period in days
0-90	$126.7	$113.9	$104.9
91-180	7.6	6.5	4.2
More than 180	3.4	1.4	0.3

Total	$137.7	$121.8	$109.4

For the years ended December 31, 2011, 2010 and 2009, we recognized provision of doubtful debts of $0.9 million, $0.6 million and $2.3 million, respectively.

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

During the year we benefitted from tax holidays given by the Government of India for the export of IT services from designated software technology parks, or STPs and special economic zones, or SEZs, in India. The aggregate benefit of these tax holidays and deductions with respect to our net income was $13.02 million, $36.6 million and $27.1 million for 2011, 2010 and 2009 respectively. Our current tax holidays for STP units expired on March 31, 2011. However we will continue to receive benefits from tax holiday on the export of IT service from our SEZ unit at 100% of the export profits for a period of five years and 50% of such profits for next five years and 50% of the profits for further period of five years subject to satisfaction of certain capital investments requirement from the date of commencement of operations as described above. Consequently, we expect our effective tax rate to increase significantly.

The Company has received Income Tax Demand orders, amounting to $101.7 million (i.e. Rs. 5,395.5 million), for the A.Y. (Assessment Year) 2002-03 to A.Y. 2007-08. In all the above assessment orders, demand has been raised mainly on account of denial of section 10A deduction and transfer pricing adjustment on account of interest on delayed recoveries from AE’s (Associate Enterprises) and BPO operation. Management considers these disallowances as not tenable against us, and therefore no provision for this tax contingency has been established.

Against the above demands, we have made various appeals before Appellate Authority and have succeeded in obtaining stays against most of the demands except for A.Y. 2003-04 and A.Y. 2005-06 for which we have deposited $1.2 million and $4.5 million, respectively, with the income tax department.

In December 2011, the income tax department issued a draft assessment order for A.Y. 2008-09 disallowing the tax benefits under section 10A of the Act as per the earlier assessments, as well as making a transfer pricing adjustment for delayed recoveries from the Associated Enterprises. We have filed our objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the Income Tax Act, 1961. Management considers these disallowances as not tenable against us, and therefore no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against us. Management believes that potential liabilities, if any, have been adequately provided for, and we do not currently estimate any incremental liability in respect of these proceedings. Additionally, we are also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that we expect to be material in relation to our business.

The provisions of the Indian Income Tax Act, 1961 are amended on an annual basis by enactment of the Finance Act. The Finance Act, 2011 has changed the effective tax rate to 32.445%. The Finance Act, 2011 has not changed the short term Capital Gain tax of 15%, and has increased Minimum Alternative Tax (MAT) from 19.93% to 20.01% (including surcharge and education cess). In addition, we may also be subject to changes in taxation resulting from the actions of applicable income tax authorities in India or from Indian tax laws that may be enacted in the future. For example, we may incur increased tax liability as a result of a determination by applicable income tax authorities that the transfer price applied to transactions involving our subsidiaries and us are not appropriate.

Any increases in our effective tax rate, as a result of the expiration of tax benefits we currently enjoy, changes in applicable tax laws or the actions of applicable income tax or other regulatory authorities could materially reduce our profitability.

In 2008, the US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni Americas Inc., for the years ended March 31, 2003, 2004 and 2005 of our US branch and in 2009, completed its assessment of tax returns for the years ended 2005 and 2006 of Patni Americas Inc.

Based on the completion of assessment of these years, we believe that we have made adequate tax exposure reserves with respect to these years.

During the year ended December 31, 2011, the statute of limitation period applicable to tax returns of our US branch, for the year ended March 31, 2008, expired as on December 15, 2011 i.e., on expiry of 3 years from the date of filing, which was December 15, 2008. We have therefore reversed the tax exposure reserves for taxes and interest amounting to $6.5 million and $0.82 million respectively; pertaining to our US branch for the year ended March 31, 2008.

CHCS Services Acquisition

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

Investment in Equity Affiliate

In June 2010, our subsidiary Patni Computer Systems Japan Inc. entered into Joint Venture Agreement (49% ownership interest) with J R Kyushu System Solutions Inc. The Joint Venture Company J R Kyushu Patni Systems Inc. was incorporated on July 1, 2010. This venture is aimed at providing high quality, cost effective IT and product engineering services to the Japanese enterprise market. We have invested $0.6 million (Japanese Yen 49.0 million) and recognized equity income of $0.07 million for the year ended December 31, 2011 as compared to equity loss of $0.1 million for the period ended December 31, 2010.

Intangible assets

Post acquisition by iGATE, we have applied a new basis of accounting in the preparation and disclosure of our Consolidated Financial Statements, in accordance with ASC 805-50-S99, and have applied the SEC rules and guidance regarding “push down” accounting treatment. As a result of the new basis of accounting, we have determined the fair value of our intangible assets, including intellectual property rights, to be $196.0 million as at May 16, 2011.

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

Our Noida Knowledge Park was awarded the prestigious LEED Platinum (Leadership in Energy and Environmental Design) rating jointly by the U.S Green Building Council and the Indian Green Building Council for our Green IT-BPO Centre. This makes our Knowledge Park the second largest Platinum rated building in the world, and the largest Platinum rated building outside the United States.

As of December 31, 2011, we had spent approximately $101.3 million on our knowledge parks.

According to the terms of the agreement with SIPCOT for the Chennai land of 18.75 acres, we require SIPCOT’s prior approval if we intend to assign, sub-let, transfer or part with the interest in the allotted plot and for any change in the composition of our Board of Directors that causes a change in ownership or management. During the year, we paid $1.7 million to SIPCOT being ten percent (10%) of the differential cost of the land in accordance with their order for change in the management.

We have budgeted a capital outlay of $102 million to build a residential training facility in Pune along with a 5000 member capacity delivery center and campus expansion in Mumbai and other places.

See “Item 4.D. Information on the Company—Property and equipment.”

Results of Operations

As a result of the acquisition of 82.4% of our shares by iGATE and pursuant to FASB ASC No. 805 and Codification of SEC Staff Accounting Bulletins Topic 5.J “New Basis of Accounting Required in Certain Circumstances”, we have elected to apply “push down” accounting with effect from the date of acquisition, May 15, 2011. Push down accounting requires that the fair value adjustments and goodwill identified by the acquiring entity be pushed down and reflected in the financial statements of the acquired entity.

Accordingly, our results for the year ended December 31, 2011 have been split into the predecessor period from January 1, 2011 through May 15, 2011 and successor period from May 16, 2011 through December 31, 2011. Similarly, the selected consolidated US GAAP income data statement data for the period from January 1, 2011 through May 15, 2011 and the years prior to that period reflect the historical accounting basis in Patni’s assets and liabilities which are labeled “Predecessor Company”. The selected consolidated US GAAP income data statement data for the period ended December 31, 2011 subsequent to the acquisition date are labeled

“Successor Company”. Consequently, the amounts shown for the periods prior to and subsequent to May 15, 2011 are not comparable. See footnote 1.2 to our consolidated financial statements under “Item 17–Financial Statements.”

The material effects to our financial results from the application of “push down” accounting relate to depreciation and amortization expenses, and the valuation of our lands, property and equipment, intangible assets and goodwill, which are discussed below. Our results for the twelve months ended December 31, 2011, as set forth in the selected financial data under “Item 3.A–Key Information–Selected Financial Data” and in this Item 5, combine the predecessor period of January 1, 2010 through May 15, 2011 with the successor period of May 16, 2011 through December 31, 2011. The presentation of combined financial information for these periods may yield results that are not fully comparable on a period-by-period basis, primarily due to the impact of the acquisition on May 15, 2011. Combined financial information does not comply with U.S. GAAP; however, it is presented because we believe that it provides the most meaningful comparison of our results for 2011 to our results for prior periods.

The following table sets forth certain financial information as a percentage of revenues, calculated from our consolidated financial statements:

	Years ended December 31,
	2011		2010		2009
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
Revenue	$759,331	100%	$701,699	100.0%	$655,918	100.0%
Cost of Revenue	482,510	63.5%	427,788	61.0%	382,501	58.3%
Gross Profit	276,821	36.5%	273,911	39.0%	273,417	41.7%
Selling, general and administrative	163,231	21.5%	134,437	19.1%	136,833	20.8%
Depreciation and amortization	39,893	5.3%	28,447	4.0%	26,252	4.0%
Foreign exchange (gain)/loss, net	(6,007)	(0.8)%	(22,009)	(3.1)%	9,693	1.5%
Operating Income	79,704	10.5%	133,036	19.0%	100,639	15.4%
Other Income, net	20,089	2.6%	19,479	2.8%	23,900	3.6%
Income before income taxes	99,793	13.1%	152,515	21.8%	124,539	19.0%
Income taxes	26,291	3.5%	19,336	2.8%	4,759	0.7%

Net Income	$73,502	9.6%	$133,179	19.0%	$119,780	18.3%

Results of Operations from continuing operations for the year ended December 31, 2011 as compared to the year ended December 31, 2010

Revenues

Our revenues were $759.3 million in 2011, including $6.2 million of revenue attributable from iGATE. This represented an increase of 8.2% from revenues of $701.7 million in 2010 which was mainly on account of overall volume increase of 7.3% and foreign exchange impact of 0.9%. Revenues from existing customers contributed $748.9 million and new customers contributed $10.4 million to our revenues. This represented an increase of 12.8% in revenues from existing customers. The increase in revenues from our existing operations was attributable to an increase of 9.6% in the total billed person-months from work performed at both our offshore and onsite locations. Onsite work measured in billed-person months increased by 5.1% in 2011 as compared to 2010, while offshore work increased 11.3% over the same period. Our active client base is at 280 as of December 31, 2011 as compared to 297 as of December 31, 2010.

T&M projects accounted for 53.9% of our revenues in 2011 as compared to 55.4% in 2010 and 41% of our new business was billed on a T&M basis in 2011. During 2011, in dollar terms our revenues from T&M projects increased by 5.3% over revenues in 2010, while revenues from fixed price contracts increased by 11.8% over the same period.

Our client concentration, as measured by the proportion of revenue generated from our top ten clients, decreased to 46.0% in 2011 from 48.8% in 2010. Our largest client contributed 10.6% and 10.9% of our revenues in 2011 and 2010 respectively.

During 2011, we continued to derive a significant proportion of our revenues from clients located in the United States. In 2011 and 2010, we derived 77.8% and 79.8% of our revenues from clients located in the United States.

Cost of revenues

Cost of revenues includes all costs directly associated with revenue generating activities. Cost of revenues includes employee costs such as salaries and other benefits, travel expenses, link charges and other direct costs.

Our cost of revenues was $482.5 million for the year ended December 31, 2011, an increase of $54.7 million or 12.8% as compared to $427.8 million for the year ended December 31, 2010. Cost of revenues represented 63.5% and 61.0% of our revenues for the year ended December 31, 2011 and 2010, respectively. Cost of revenues increased predominantly due to the increased volume of business for the year ended December 31, 2011 as compared to the year ended December 31, 2010. Factors contributing to this increase were increases in employee costs by $48.4 million due to salary increments and increase in headcounts, communication costs by 0.3 million, travel expenses by $0.2 million, professional fees by $0.2 million and other direct costs by $2.6 million. There was a positive impact of 0.8% on overall cost of revenues due to rupee depreciation as the, average exchange rate for 2011 was Rs.46.89 per U.S. dollar as compared to average exchange rate of Rs.45.65 per U.S. dollar in 2010.

Gross profit

Our gross margin was $276.8 million for the year ended December 31, 2011, as compared to $273.9 million for the year ended December 31, 2010. The gross profit as a percentage of revenue reduced to 36.5% in 2011 from 39% in 2010 mainly due to salary increases in 2011, which was offset by improved utilization and rupee depreciation which had a positive impact of 0.9% on Gross Profit.

Selling, general and administrative expenses

Selling, general and administrative expenses (“SG&A”) include all costs that are not directly associated with revenue-generating activities. SG&A expenses include employee costs, corporate costs and facilities costs. Employee costs include selling, marketing and administrative salaries and related employee benefits, travel, recruiting and training costs. Corporate costs include costs such as legal, accounting and outside consulting fees. Facilities costs primarily include rent and communications costs.

SG&A expenses inclusive of provision/(recoveries) for doubtful debts and advances were $163.2 million or 21.5% of revenues for the year ended December 31, 2011, an increase of $28.8 million, from $134.4 million or 19.1% of revenues for the year ended December 31, 2010. The increase was primarily due to onetime costs such as severance pay and other retirement benefits of $17.5 million and $20.4 million being cost from iGATE towards the sales and administrative support provided since August 1, 2011. These increases were offset by reduction in travel expenses of $3.2 million, professional fees of $2.5 million, rent of $1.6 million, communication expenses of $1.3 million and advertisement expenses of $0.6 million.

Depreciation and amortization costs

Depreciation and amortization costs was $39.9 million or 5.3% of revenues for the year ended December 31, 2011, as compared to $28.4 million or 4.0% of revenues for the year ended December 31, 2010. Post acquisition by iGATE, we applied a new basis of accounting in the preparation and disclosure of the Consolidated Financial

Statements, as required by ASC 805-50-S99, and have applied the SEC rules and guidance regarding “push down” accounting treatment. As a result of the new basis of accounting, we have determined the fair value as of May 15, 2011 for depreciation expense, resulting in a higher depreciation expense from 2010.

Foreign exchange gain (loss)

We recognized a foreign exchange gain of $6.0 million and $22.0 million for the year ended December 31, 2011 and 2010 respectively. The year-end exchange rate in rupees per U.S. dollar for 2011 was Rs. 53.06 as compared to Rs.44.8 in 2010 resulting in a 18.4% appreciation during the year–end in percentage terms. The reduction in the foreign exchange gain was predominantly due to the reduction in the average realization rate on our settled USD to Indian Rupee derivative contracts from Rs. 48.1 per USD for the year ended December 31, 2010 to Rs. 47.7 per USD for the year ended December 31, 2011. Revaluation of foreign exchange exposures mainly mark-to-market of foreign exchange contracts resulted in a loss of $8.1 million and revaluation of debtors and other assets resulted in a gain of $14.1 million, resulting in a net foreign exchange gain of $6 million for the year.

Operating income

Operating income was $79.7 million or 10.5% of revenues for the year ended December 31, 2011 as compared to $133.0 million or 19.0% of revenues for the year ended December 31, 2010. The decrease was predominantly due to the increased cost of revenues resulting from the incremental salaries, severance expenses, increased depreciation on fair valued assets, communication costs and reduction in foreign exchange gain.

Other income, net

Other income, net primarily consists of interest and dividend income on investments, interest expense, and gain on sale of investments. In 2011, our gain on sale of investments was $4.0 million as compared to $5.6 million in 2010. In 2011, our interest and dividend income were $14.4 million as compared to $13.4 million in 2010. In 2011 we had an interest expense reversal of $0.8 million on account of expiry of statute of limitations for year ending March 2008 with regard to U.S. Branch tax positions and in 2010 we had an interest reversal of $1.1 million as a result of expiry of statute of limitation for year ending March 2007 with regard to U.S. Branch tax positions. Our other income (expense), net was $1.5 million in 2011 as compared to $0.6 million in 2010 and equity gains of affiliates in 2011 were $0.07 million and loss of $0.1 million in 2010.

Income taxes

Our effective tax rate was 26.3% and 12.7% for the year ended December 31, 2011 and 2010, respectively. The increase in effective tax rate is mainly due to the expiration of the tax holiday on our foreign (i.e., non-Indian) earnings in March 2011.

We recorded a tax expense of $26.3 million for 2011 which included a reversal of $6.5 million on account of expiry of the statute of limitations with regard to year ended March 2008 of our US branch tax positions. We recorded a tax expense of $19.3 million for 2010 which included a reversal of $6.3 million on account of the expiration of the statute of limitations with regard to year ended March 2007 of our U.S. branch tax positions. In 2009 we recorded a tax provision of $4.7 million for income taxes in the year 2009 which included, a reversal of $8.3 million on account of completion of IRS assessment with regard to Patni Americas Inc. for years 2005 and 2006, reversal of $7.0 million on account of the expiration of the statute of limitation with regard to year ended March 2006 of our U.S. branch tax positions and also included a reversal of $2.5 million on account of favorable order received by us from Indian Income Tax Appellate Tribunal allowing a set off of losses under Section 10A of the Indian Income Tax Act against taxable business income. Our normalized effective tax rate (excluding tax reversals) was 30.0% in 2011 as compared to 16.9% in 2010.

Net Income

Our net income was $73.5 million in 2011, representing a decrease of 44.8 % from $133.2 million in 2010. As a percentage of our revenues, net income in 2011 decreased to 9.6% from 19% in 2010. The decrease in net income is mainly due to the reasons explained above.

Results of Operations from continuing operations for the year ended December 31, 2010 as compared to the year ended December 31, 2009

Revenues

Our revenues were $701.7 million for the year ended December 31, 2010, representing an increase of 7.0% as compared to revenues of $655.9 million for the year ended December 31, 2009, which was mainly on account of overall volume increase of 6.8 % and foreign exchange impact of 0.2%. Revenues from existing customers contributed $664.1 million and new customers contributed $37.6 million to our revenues. This represented an increase of 7.8% in revenues from existing customers and decrease of 5.3% in revenues from new customers as compared to 2009. The increase in revenues from our existing operations was attributable to an increase of 9.9% in the total billed person-months from work performed at both our offshore and onsite locations. Onsite work measured in billed-person months increased by 7.1% for the year ended December 31, 2010 as compared to the year ended December 31, 2009, while offshore work increased 11.0% over the same period. Our active client base is 297 as of December 31, 2010 as compared to 272 as of December 31, 2009. In addition, the total number of clients that individually accounted for over $1.0 million in annual revenues increased to 99 as of December 31, 2010 as compared to 92 as of December 31, 2009.

T&M projects accounted for 55.4% of our revenues for the year ended December 31, 2010 as compared to 59.4% for the year ended December 31, 2009 and 72% of our new business was billed on a T&M basis for the year ended December 31, 2010. For the year ended December 31, 2010, our revenues in T&M projects in absolute terms decreased by 0.2% as compared to revenues for the year ended December 31, 2009, while revenues from fixed price contracts increased by 17.5% over the same period.

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

Cost of revenues

Our cost of revenues was $427.8 million in 2010, representing an increase of 11.8% from $382.5 million in 2009. Cost of revenues represented 61.0% and 58.3% of our revenues in 2010 and 2009. Out of the increase of $45.3 million in cost of revenues, $24.7 million was attributable to salary expenses and the remaining increase was mainly due to employee and other costs pertaining to the acquisition of CHCS in 2010. The salary increase is mainly on account of net increase in headcount offshore and negative impact of rupee appreciation on offshore salaries. The average exchange rate for 2010 was Rs.45.65 per U.S. dollar as compared to average exchange rate of Rs.48.33 per U.S. dollar in 2009 resulting in a rupee appreciation of 5.6% which had a negative impact in increasing the cost of revenues in 2010 as compared to 2009 as 38.8% of our cost of revenues is incurred in Indian rupees.

Gross profit

Our gross profit for 2010 was $273.9 million, representing an increase of 0.2% from $273.4 million in 2009. Gross profit as a percentage of our revenues decreased to 39.0% in 2010 from 41.7% in 2009. The increase in gross profit is attributed to various factors including a revenue increase, operating efficiencies in terms of various measures such as utilization and a reduction in operating and discretionary expenses. The gross profit as a percentage of revenue reduced from 41.7% in 2009 to 39.0% in 2010 mainly on account of rupee appreciation of 5.6% which had a negative impact on gross profit in 2010 as compared to rupee depreciation of 11.4% in 2009 which had a positive impact on gross profit.

Selling, general and administrative expenses

Selling, general and administrative expenses (“SG&A”) include all costs that are not directly associated with revenue-generating activities. SG&A expenses include employee costs, corporate costs and facilities costs. Employee costs include selling, marketing and administrative salaries and related employee benefits, travel, recruiting and training costs. Corporate costs include costs such as legal, accounting and outside consulting fees. Facilities costs primarily include rent and communications costs.

SG&A expenses inclusive of provision (recoveries) for doubtful debts and advances were $134.4 million or 19.1% of revenues for the year ended December 31, 2010, a decrease of $2.4 million, as compared to $136.8 million or 20.8% of revenues for the year ended December 31, 2009. The decrease was primarily due to reduction office maintenance expenses and rent expenses $4.4 million and $1.7 million respectively, which offsets the increase in professional fees and advertisement expenses $2.9 million and $1.1 million respectively.

Depreciation and amortization costs

Depreciation and amortization costs were $28.4 million or 4% of revenues for the year ended December 31, 2010, as compared to $26.3 million or 4% of revenues for the year ended December 31, 2009.

Foreign exchange gain/loss

In 2010, we had a foreign exchange gain of $22.0 million as against a loss of $9.7 million in 2009. The year-end exchange rate in rupees per U.S dollar for 2010 was Rs. 44.8 as compared to Rs.46.4 in 2009 resulting in a 3% appreciation during the year – end in percentage terms. The average realization rate for rupee per US dollar for 2010 was Rs.48.1. as compared to Rs.46.2 for 2009. Revaluation of foreign exchange exposures mainly mark-to-market of foreign exchange contracts and revaluation of debtors result in a net foreign exchange gain for the year.

Operating income

As a percentage of revenues, operating income increased to 19.0% in 2010 from 15.4% in 2009. Our operating income was $133.1 million in 2010, representing an increase of 32.2% from $100.7 million in 2009 which is mainly due to foreign exchange gain of $22.0 million in 2010 as compared to a foreign exchange loss of $9.7 million in 2009, increase in revenues, other operating efficiency measures such as utilization and reduction in operating and discretionary expenses. In 2010, as per our practice, we finalized the incentive payable to our employees for fiscal year December 31, 2009 based on completion of employee appraisal including final determination of key operating parameters applicable to our employee and business and accordingly we have reversed incentive accrual amounting to $10.7 million as compared to $5.0 million in 2009 for the fiscal year December 31, 2008. The exchange rate between the rupee and dollar has fluctuated substantially in recent years and may continue to do so in future. We are unable to predict the impact that future fluctuations may have on our operating margins.

Other income / (expense)

Other income/ (expense), reflects interest and dividend income, interest expense, interest expense reversed, net gain on sale of investments and other income or expense, net. In 2010, our gain on sale of investments was $5.6 million as compared to $9.5 million in 2009. In 2010, our interest and dividend income were $13.4 million as compared to $11.2 million in 2009. In 2010 we reversed interest expense of $1.1 million on account of expiry of the statute of limitation for the year ending March 2007 with regard to US Branch tax positions compared to $2.8 million interest reversed in 2009 as a result of the IRS completing its assessments of Patni Americas Inc. for the years 2005 and 2006 amounting to $1.6 million and $1.2 million on account of expiry of the statute of limitation for year ending March 2006 with regard to US branch tax position. Our other income (expense), net was $0.6 million in 2010, as compared to $1.9 million in 2009 resulting in a decrease of $1.3 million.

Income taxes

We have made a tax provision of $19.3 million for 2010 which included a reversal of $6.3 million on account of expiry of the statute of limitations with regard to year ended March 2007 of our US branch tax positions. In 2009 we made a tax provision of $4.7 million for income taxes in the year 2009 which included, a reversal of $8.3 million on account of completion of IRS assessment with regard to Patni Americas Inc. for years 2005 and 2006, reversal of $7.0 million on account of expiry of statute of limitation with regard to year ended March 2006 of our US branch tax positions and also included a reversal of $2.5 million on account of favorable order received by us from Indian Income Tax Appellate Tribunal allowing a set off of losses under Section 10A of the Indian Income Tax Act against taxable business income. Our normalized effective tax rate (excluding tax reversals) was 16.9% in 2010 as compared to 18.8% for the year 2009.

Net income

Our net income was $133.2 million in 2010, representing an increase of 11.2% from $119.8 million in 2009. As a percentage of our revenues, net income increased to 19.0% in 2010 from 18.3% in 2009. The increase in the net income is mainly due to the reasons explained above.

Use of non-GAAP Financial Measures:

Subsequent to our acquisition by iGATE on May 15, 2011, the new management decided to use non-GAAP net income data and non-GAAP basic and diluted earnings per share. These non-GAAP measures are not in accordance with, or an alternative for measures prepared in accordance with, generally accepted accounting principles in the United States and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Reconciliations of these non-GAAP measures to their comparable GAAP measures are included in the attached financial tables.

We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Patni’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Patni’s results of operations in conjunction with the corresponding GAAP measures. These non GAAP measures should be considered supplemental in nature and should not be considered in isolation or be construed as being more important than comparable GAAP measures.

We believe that providing Adjusted EBITDA and non-GAAP net income and non-GAAP basic and diluted earnings per share in addition to the related GAAP measures provides investors with greater transparency to the information used by our management in our financial and operational decision-making.

The non-GAAP financial measures contained herein exclude the following items:

•	Amortization of intangible assets: Intangible assets primarily comprise value of our customer relationships which were pushed down to our balance sheet following the purchase Price Allocation

(PPA). We incur charges relating to the amortization of these intangibles. These charges are included in our GAAP presentation of earnings from operations, operating margin, net income and diluted earnings per share. We exclude these charges for purposes of calculating these non-GAAP measures.

•

Stock-based compensation: Although stock-based compensation is an important aspect of the compensation of our employees and executives, determining the fair value of the stock-based instruments involves a high degree of judgment and estimation and the expense recorded may not reflect the actual value realized upon the future exercise or termination of the related stock-based awards. Furthermore, unlike cash compensation, the value of stock-based compensation is determined using a complex formula that incorporates factors, such as market volatility, that are beyond our control. Management believes it is useful to exclude stock-based compensation in order to better understand the long-term performance of our core business.

•

Severance Expenses: As a result of our acquisition by iGATE, we incurred severance costs in connection with the termination of the services of some of our employees. We believe that eliminating these expenses for purposes of calculating these non-GAAP measures facilitates a more meaningful evaluation of our current operating performance and comparisons to its past operating performance.

•

Delisting expenses: iGATE proposes to voluntarily delist the equity shares of Patni from the NSE, BSE and ADSs from NYSE. Delisting is an infrequent activity and expenses incurred in connection therein are inconsistent in amount and are significantly impacted by the timing and nature of the delisting. We believe that eliminating these expenses for purposes of calculating these non-GAAP measures facilitates a more meaningful evaluation of our current operating performance and comparisons to its past operating performance.

From time to time in the future, there may be other items that we may exclude in presenting our financial results.

The table below presents a reconciliation of our non-GAAP financial measures to the most comparable GAAP measures for each of the past three years (dollars in thousands):

			For the year ended December 31,
	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	2010	2009
	(Successor)	(Predecessor)
Net Income	$47,321	$26,181	$133,179	$119,780
Adjustments
Amortization of Intangible assets, net of tax	5,030	2,210	4,588	4,085
Stock based Compensation, net of tax	3,094	2,505	7,629	5,106
Severance Expenses, net of tax	4,643	8,651	—	—
Delisting expenses, net of tax	187	—	—	—

Non-GAAP Net Income	$60,275	$39,547	$145,396	$128,971

Basic earnings per share from operations
GAAP	$0.35	$0.20	$1.02	$0.93
Non GAAP	$0.45	$0.30	$1.12	$1.01
Diluted earnings per share from operations
GAAP	$0.35	$0.19	$0.99	$0.92
Non GAAP	$0.45	$0.29	$1.09	$0.99
Weighted Average shares outstanding, Basic	134,645,493	131,464,575	130,101,442	128,254,916

Weighted average dilutive common equivalent shares outstanding	135,444,474	135,165,637	133,848,374	130,241,085

Non-GAAP Disclosure of Adjusted EBITDA

Effective from the second quarter of fiscal 2011, we decided to present Adjusted EBITDA as a supplemental measure of our performance. We define Adjusted EBITDA as net income attributable to Patni plus (i) depreciation and amortization, (ii) interest expense, (iii) income tax expense, minus (iv) other income, net plus (v) foreign exchange (gain)/loss, (v) stock based compensation (vi) severance expenses and (vii) delisting expenses/going private expenses. We eliminated the impact of the above as we do not consider them as indicative of our ongoing operating performance. These adjustments are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted EBITDA: (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of our business strategies.

Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•

Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements; non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period; Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and other companies in our industry may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using adjusted EBITDA only supplementally.

			For the year ended December 31,
	May 16th 2011 through December 31, 2011	January 1, 2011 through May 15th 2011	2010	2009
	(Successor)	(Predecessor)
Net income	$47,321	$26,181	$133,180	$119,780
Adjustments:
Depreciation and amortization	28,921	10,972	28,447	26,252
Interest expenses	400	214	1,053	1,494
Interest expense reversed	(817)	—	(1,064)	(2,808)
Income tax expense	15,934	10,357	19,336	4,759
Other income, net	(13,552)	(6,334)	(19,468)	(22,586)
Foreign exchange (gain)/loss	3,157	(9,164)	(22,009)	9,693
Stock-Based Compensation	4,068	2,720	8,623	5,309
Delisting expenses	268	—	—	—
Severance and other retirement benefits	6,164	11,289	—	—

Adjusted EBITDA (a non-GAAP measure)	$91,864	$46,235	$148,098	$141,893

The company presents the non-GAAP financial measure adjusted EBITDA since, management uses this measure to monitor and evaluate the performance of the business and believes the presentation of this measure will enhance the investors’ ability to analyze trends in the business and evaluate our underlying performance relative to other companies in the industry.

5.B. Liquidity and Capital Resources

Operating activities

Our largest source of operating cash flows is cash collections from our customers for different information technology services we render under various Statements of Work (SOWs). Our primary uses of cash from operating activities are for personnel related expenditures, leased facilities and taxes.

Net cash provided by operating activities decreased in 2011 primarily due to lower net income adjusted for depreciation, amortization of intangible assets, deferred income taxes and stock-based compensation. These increases were partially offset by certain unfavorable changes in working capital, primarily increases in accounts receivable resulting from increases in revenues during the fourth quarter of 2011 in comparison to the prior years and decrease in accrued expenses and other liabilities. Our working capital may be impacted by some of the aforementioned factors in future periods, certain amounts and timing of which are variable.

Net cash provided by operating activities decreased in 2010 primarily due to higher net income adjusted for depreciation, amortization of intangible assets, deferred income taxes and stock-based compensation. These increases were partially offset by certain unfavorable changes in working capital, primarily increases in accounts receivable and unbilled revenues resulting from increases in revenues during the fourth quarter of 2010 and other current assets in comparison to the prior years and decrease in other liabilities. Our working capital may be impacted by some of the aforementioned factors in future periods, certain amounts and timing of which are variable.

Investing Activities

Cash used in investing activities for the year ended December 31, 2011 was $98.8 million, cash provided by investing activities for the year ended December 31, 2010 was $86.6 million and cash used in investing activities was $132.7 million for the year ended December 31, 2009.

The capital expenditure incurred was $18.2 million, $11.6 million and $19.0 million for the years ended December 31, 2011, 2010 and 2009, respectively. Significant portions of capital expenditures in all the three years presented were due to expansion of our campus located in offshore centers in India.

Our investment portfolio and other investments increased by $80.9 million for the year ended December 31, 2011 as compared to a decrease of $117.8 million for the year ended December 31, 2010 and an increase of $114.0 million for the years ended December 31, 2009. In 2010, we liquidated the investments partly to facilitate the dividend payments. In June 2010, we acquired CHCS and made a payment of $7.2 million. In 2010, we also acquired technology related intellectual property rights and marketing rights from one of our customer by making a payment of $12.4 million.

Financing Activities

Cash provided by financing activities was $6.6 million for the year ended December 31, 2011 as compared to the usage of $205.6 million and $3.2 million for the years ended December 31, 2010 and 2009, respectively.

We received proceeds of $6.3 million, $9.7 million and $5.5 million from our employee stock option plan during the year ended December 31, 2011, 2010 and 2009, respectively. We paid an annual dividend of $9.9 million and $9.3 million, including dividend tax, on our equity shares in the year ended December 31, 2010 and 2009, respectively. In 2010, we also paid a special interim dividend, including dividend tax, amounting to $206.5 million, at $1.34 or Rs 63.0 per share, on our equity shares.

Our cash, cash equivalents and investments were $364.7 million, $362.4 million and $447.7 million as of December 31, 2011, 2010 and 2009, respectively. We believe that cash generated from operations along with the unutilized amount of ADS proceeds will be adequate to meet our reasonable foreseeable operating and investing requirements.

Our primary future cash requirements will be to fund working capital, capital expenditures, and benefit obligations. In addition to our working capital requirements, we expect our primary cash requirements for fiscal 2012 to be as follows:

•

Capital expenditures—We expect to spend approximately $43 million for new and existing facility expansion, new hardware and software during 2012. We will fund the entire capital expenditures through a combination of available cash reserves and short term investments and expect to fund the costs of future expansion through our net cash flows provided by operations and ADS net proceeds.

Future Sources of Liquidity

We expect our primary source of cash to be positive net cash flows provided by operating activities. Further, we continue to focus on cost reductions and have initiated restructuring plans during fiscal year 2011 designed to reduce overhead and provide cash savings.

In order to meet the cash needs of our parent, we may, from time to time, repatriate our earnings, borrow under our credit facilities or issue long term or short-term debt or equity, if the market permits us to do so. We regularly evaluate market conditions, our liquidity profile, and various financing alternatives for opportunities to enhance our capital structure.

Based on past performance and current expectations, we believe that our existing cash and cash equivalents and short-term investments of $365 million and $362 million as of December 31, 2011 and 2010, respectively, and future cash provided by operating activities will be sufficient to meet our future cash requirements described above. Our ability to meet these requirements will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Uncertainties Regarding Our Liquidity

We believe the following uncertainties exist regarding our liquidity:

•

Revenues—Our ability to generate net cash from operating activities has been a primary source of our liquidity. If our revenues and margins were to decline significantly during this economic downturn and challenging market conditions, particularly in the U.S., and Europe our ability to generate net cash from operating activities in a sufficient amount to meet our cash needs could be adversely affected.

•

Cost Saving Initiatives—Our ability to reduce costs through cost saving initiatives will have a direct effect on our cash flows and available cash balances, as certain restructuring charges are recorded in the current year but are paid in future periods. Further, although we may identify additional cost saving initiatives in the future, we may be unsuccessful in these actions or the amount required for severance payments may be so prohibitive as to preclude the implementation of such cost savings initiatives, which could negatively impact our future cash flows.

•

Litigation—In the ordinary course of business, the Company is involved in litigation, claims, income tax demand orders, and proceedings. See Note 25, “Commitments and Contingencies,” to our audited consolidated financial statements. Our ability to successfully defend the Company against future litigation may impact cash lows.

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

Accounting Estimates

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We primarily make estimates related to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, our future obligations under employee retirement and benefit plans including incentives, useful lives of property and equipment and intangible assets, estimate of future cash flows used in assessing for impairment of assets, deferred tax assets and liabilities and provisions for contingencies and litigation.

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

Revenue Recognition

We recognize revenues when there is persuasive evidence of a contractual arrangement with customers, services have been rendered, the fee is fixed or determinable and collectability is reasonably assured. The Company has concluded that it has persuasive evidence of an arrangement when it enters into an agreement with its clients with terms and conditions which describe the services and the related payments are legally enforceable. When the terms of the agreement specify level parameters that must be met, the Company monitors such service level parameters and determines if there are any service credits or penalties for which need to be accounted. Revenue is recognized net of any service credits that are due to a client and net of applicable taxes and includes reimbursements of out-of-pocket expenses, with the corresponding cost for out-of-pocket expenses included in cost of revenue.

IT services are provided either on a fixed price, fixed time frame or on a time and material basis. Revenue with respect to time-and-material contracts is recognized as the related services are performed. Time-and-material contracts typically bill at an agreed upon hourly or daily rate. The Company’s fixed price contracts include application maintenance and support services, on which revenue is recognized ratably over the term of maintenance. Revenue with respect to other fixed price contracts is recognized on a percentage of completion basis. The input (cost expended) method has been used because the Company considers this to be the best available measure of progress on these contracts as there is a direct relationship between input and productivity. Costs are recorded as incurred over the contract period. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

Revenues from BPO Services are derived from both time-based and transaction-priced contracts. Revenue from these contracts are recognized on rendering of the services as per the terms of the contract.

Unbilled revenue represents revenues recognized in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved. The liability “billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in excess of revenues recognized. Billing done during the reporting period in excess of revenue recognized or billing done in advance is recorded as deferred revenue until the revenue recognition criteria is met.

We charge direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements to expense as incurred. These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified period. The costs to be deferred are limited to the extent of future contractual revenues. Further, revenue attributable to set up activities is deferred and recognized systematically over the periods that the related fees are earned, as services performed during such period do not result in the culmination of a separate earnings process.

Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained are not included in contract costs before the receipt of the contract. However, such costs are deferred, subject to the evaluation of their probable recoverability.

We grant volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, as per the terms of the contract. These discounts are earned only after the customer has provided a specified cumulative level of revenues in the specified period. We report revenues net of discounts offered to customers. We estimate the total number of customers that will ultimately earn these discounts, based on which a portion of the revenue on the related transactions is allocated to the services that will be delivered in the future.

Warranty costs on sale of services are accrued based on management’s estimates and historical data at the time related revenues are recorded.

Business Combinations, Goodwill and Intangible Assets

The Company accounts for its business combinations under the acquisition method of accounting. Intangible assets acquired in a business combination are recognized and reported separately from goodwill. Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. We review goodwill for impairment annually and whenever events or changes in circumstances such as decline in operating results, business plans and future cash flows indicate its carrying value may not be recoverable.

The provisions of ASC 350 requires that recoverability of goodwill be evaluated using a two-step process. Under the first step, the estimated fair value of the reporting unit in which the goodwill resides is compared with its carrying value of the assets and liabilities (including goodwill). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the step two of the impairment test (measurement) is performed. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in a business combination. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

The fair values used in this evaluation are estimated based upon the market capitalization adjusted for a control premium and discounted future cash flow analysis. The control premium of 20% was arrived at based on historical acquisition trends of listed companies in India prior to December 31, 2011. The Company performs its annual impairment review of goodwill on December 31, and when a triggering event occurs between annual impairment tests. Based on the results of its annual impairment tests, the Company determined that no impairment of goodwill existed as of December 31, 2011, and 2010.

A control premium is defined as the additional consideration that an investor would pay over a marketable minority equity value (i.e., current, publicly traded stock prices) in order to own a controlling interest in the common stock of a company. Control premiums can vary greatly. Factors affecting the magnitude of a given control premium include:

•	The nature and magnitude of non-operating assets;

•	The nature and magnitude of discretionary expenses;

•	The perceived quality of existing management;

•	The nature and magnitude of business opportunities which are not currently being exploited; and

•	The ability to integrate the acquiree into the acquirer’s business or distribution channels.

Intangible assets are initially valued at fair market value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over the estimated useful lives and are reviewed for impairment, if indicators of impairment arise such as termination of contracts with customers, restructuring actions or plans or downward revisions to forecasts. The evaluation of impairment is based upon a comparison of the carrying amount of the intangible asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted cash flows are less than the carrying amount of the asset, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the intangible asset to its carrying value, with any shortfall from fair value recognized as an expense in the current period. The estimated fair value is computed based on the forecasted future revenue and cash flows from the customer contracts.

Prior to acquisition by iGATE, intangible assets comprise, customer, technology, intellectual property rights and marketing related intangible assets and are being amortized over a period of 3-10 years. As of December 31, 2011, the definite lived intangible assets predominantly comprise of customer relationships and intellectual property rights arising from the earlier Patni acquisition. Customer relationships and intellectual property rights are amortized over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period (i.e. based on ratio of the undiscounted cash flows for a period to the total estimated undiscounted cash flows.) The estimated useful life of customer relationship and intellectual property rights is 15 years and 5 year to 10 years, respectively. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Income Taxes

As part of our financial reporting process, we are required to estimate our liability for income taxes in each of the tax jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with an assessment of temporary differences resulting from differing treatment of items, such as depreciation on property and equipment, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet.

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in results of operations in the period that includes the enactment date. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of income.

Our deferred tax liabilities mainly arise from taxable basis differences in intangible assets, undistributed earnings of branch, property and equipment, gain in available for sale securities and costs and estimated earnings in excess of billings on completed contracts. Our deferred tax assets comprise assets arising from our minimum alternate tax credit entitlement, accrued expenses, provisions for doubtful accounts receivable and long term capital losses. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences as of December 31, 2011 in the future. The ultimate amount of deferred tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate, or future changes in operating results.

To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. The increase in valuation allowance of $3.3 million in the year 2011 is primarily due to additional valuation allowance of $2.7 million ($1.0 million for the period from May 16, 2011 through December 31, 2011 and $1.7 million for the period from January 1, 2011 through May 15, 2011) in respect of deferred tax asset recorded on net operating losses of subsidiaries in foreign jurisdictions for the year ended December 31, 2011 and $0.6 million recorded at the date of acquisition on certain intangible assets in UK jurisdiction, where the Company believes that it is more likely than not, based on available evidence that the asset will not be realized. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

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

Stock-based compensation

We recognize compensation expense relating to share-based payments to be recognized in net income using a fair value measurement method. Prior to acquisition by iGATE, the estimated fair value of awards is charged to income on an accelerated amortization basis over the requisite service period, which is generally the vesting period of each separately vesting portion of an award. We implemented this fair value model using the modified prospective method and, therefore, prior periods were not restated. Under the modified prospective method, the fair value accounting was applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted equity-based awards for which the requisite service had not been rendered as of January 1, 2006. We granted stock options under the ‘Patni ESOP 2003’—Revised 2006.

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

The fair value of outstanding options at the date of the acquisition by iGATE amounted to $18.2 million using Black-Scholes-Merton option pricing model. The fair value of vested options and fair value of unvested options attributable to the pre-combination service period aggregating to $13.9 million is included as part of non-controlling interest and recorded as a component of purchase consideration. The fair value of unvested options attributable to the post-combination service period amounting to $4.3 million will be recorded as stock-based compensation cost on a straight line basis over the remaining vesting/service period.

Derivatives and Hedge Accounting

We enter into foreign currency forward and option contracts (‘derivative contracts’) to mitigate and manage the risk of changes in foreign exchange rates on inter-company and end customer accounts receivables and forecasted sales transactions. We hedge anticipated sales transactions that are subject to foreign exchange exposure with derivative contracts that are designated effective and that qualify as cash flow hedges under ASC Topic 815, “Derivatives and Hedging” (ASC No. 815).

As part of hedge strategy, we enter into derivative contracts which are replaced with successive new contracts up to the period in which the forecasted transaction is expected to occur i.e. rollover hedges. In case of rollover hedges, the effectiveness is assessed based on changes in fair value to the extent of changes in spot prices and recorded in accumulated other comprehensive income (loss) until the hedged transactions occur and at that time is recognized in the consolidated statements of income. Accordingly, the changes in the fair value of the contract related to the changes in the difference between the spot price and the forward price (i.e., forward premium/discount) are excluded from assessment of hedge effectiveness and are recognized in consolidated statements of income and are included in foreign exchange gain (loss).

In respect of derivative contracts which hedge the foreign currency risk associated with both the anticipated sales transaction and the collection thereof (dual purpose hedges,) the hedge effectiveness is assessed based on overall changes in fair value with the effective portion of gains or losses included in accumulated other comprehensive income (loss). The effective portion of gain or loss attributable to forecasted sales are reclassified from accumulated other comprehensive income (loss) and recognized in consolidated statements of income when the sales transaction occurs. Post the date of sales transaction, we reclassify an amount from accumulated other comprehensive income (loss) to earnings to offset foreign currency translation gain (loss) recorded for the respective receivable during the period. In addition, we determine the amount of cost to be ascribed to each period of the hedging relationship based on the functional currency interest rate implicit in the hedging relationship and recognizes this cost by reclassifying it from accumulated other comprehensive income (loss) to consolidated statements of income for recognized receivables based on the pro rata method.

Changes in the fair value of cash flow hedges deemed ineffective are recognized in the consolidated statement of income and are included in foreign exchange gain (loss). We also use derivatives contracts not designated as hedging instruments under ASC No. 815 to hedge intercompany and end customer accounts receivables and other monetary assets denominated in currencies other than the functional currency. Changes in the fair value of these derivatives are recognized in the consolidated statements of income and are included in foreign exchange gain (loss).

In respect of derivatives designated as hedges, we formally document all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. We evaluate hedge effectiveness at the time a contract is entered into as well as on an ongoing basis. If during this time, a contract is deemed ineffective, the change in the fair value is recorded in the consolidated statements of income and is included in foreign exchange gain (loss). In situations in which hedge accounting is discontinued and the derivative remains outstanding, the net derivative gain or loss continue to be reported in accumulated other comprehensive income unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period (as documented at the inception of the hedging relationship) or within an additional two-month period of time thereafter.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Recently Issued Accounting Pronouncements under U.S.GAAP

Please refer to note 1.23 to our consolidated financial statements for the full description of the recent accounting pronouncements, including the respective dates of adoption and the effects on our results of operations and our financial condition.

5.C. Research and development, patents and licenses, etc.

Research and development expenditures for the years ended December 31, 2011, 2010 and 2009 were $4.4 million, $1.0 million and $1.2 million, respectively. For a description of our research and development initiatives, see “Item 4.B. Information on the Company—Business Overview—Innovation.”

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

5.F. Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations and commercial commitments to make future payments as of December 31, 2011. The following table excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in the normal course of operations.

	Payments due as of December 31, 2011
	Total	Within 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Capital (Finance) Leases	$0.3	$0.1	$0.2	$—	$—
Operating Leases	6.2	2.2	3.8	0.2	—
Capital Commitment	2.5	2.5	—	—	—
Other liabilities(1)	17.3	10.5	6.8	—	—

Total Contractual Obligations	$26.3	$15.3	$10.8	$0.2	$—

(1)	Liabilities in the balance sheet include $2.0 million in respect of employee benefit obligation and $30.22 million towards uncertain tax position. For these amounts the extent of the amount and timing of payment/settlement cannot reliably be estimated or determined at present and accordingly have not been disclosed above.

5.G. Safe Harbor

This Annual Report contains forward-looking statements. See the section entitled “Special Note regarding Forward Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and senior management

Pan-Asia iGATE Solutions and iGATE Global Solutions Limited, along with iGATE Corporation as the person acting in concert ( “PAC”), acquired 62.1% of the equity share capital of the Company from Mr. Narendra K Patni, Mr. Gajendra K Patni and Mr. Ashok K Patni along with their respective relatives and General Atlantic Mauritius Limited and a further 20.3% from public shareholders by way of a mandatory tender offer in accordance with Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 at a price of Rs. 503.50 per share.

By virtue of acquisition of majority stake by the iGATE led consortium, we have become a subsidiary of iGATE Corporation with effect from May 12, 2011. As a result, the executive leadership team of both Patni and iGATE have been aligned.

The following table sets forth details regarding our Board of Directors and executive officers:

Name	Age	Position
Mr. Jai S Pathak(1)(5)(6)(7)(8)	53	Director (Chairman)
Mr. Phaneesh Murthy(2)	48	Director (Chief Executive Officer & Managing Director)
Mr. Goran Lindahl(3)	66	Director
Mr. Shashank Singh(4)	35	Director
Mr. Arun Duggal(5)(6)(7)(8)	65	Director
Mr. Vimal Bhandari(5)(6)(7)(8)	53	Director
Mr. Narendra K. Patni(9)(36)	69	Director
Mr. Jeya Kumar(10)	57	Director
Mr. Louis T. van den Boog(11)	58	Director
Mr. Gajendra K. Patni(12)(36)	70	Director
Mr. Ashok K. Patni(11)(36)	60	Director
Mr. William O. Grabe(12)	73	Director
Mr. Pradip Baijal(11)	68	Director
Dr. Michael A. Cusumano(11)	57	Director
Mr. Pradip Shah(11)	59	Director
Mr. Ramesh Venkateswaran(11)	59	Director
Mr. Abhay Havaldar(13)	50	Alternate Director
Mr. Ananth Nayak(14)	43	Principal Finance Officer
Mr. Sujit Sircar(15)	43	Member of Executive Committee
Mr. Sunil Chitale(16)	48	Member of Executive Committee
Mr. Satish Joshi(17)	56	Member of Executive Committee
Mr. Srinivas Kandula(18)	48	Member of Executive Committee
Mr. Derek Kemp(19)	51	Member of Executive Committee
Mr. Vijay Khare(20)	54	Member of Executive Committee
Mr. David Kruzner(21)	53	Member of Executive Committee
Mr. Robert Massie(22)	52	Member of Executive Committee
Mr. Sean Narayanan(23)	43	Member of Executive Committee
Mr. Surjeet Singh(24)	43	Chief Financial Officer
Mr. Ajay Chamania(25)	49	Executive Vice-President and Global Head of the Product Engineering Services
Dr. Anil Gupta(26)	53	Executive Vice President—Global Head—Business Support
Mr. Sanjiv Kapur(27)	52	Senior Vice President—Global Head—BPO & CIS
Mr. Deepak Khosla(28)	46	Senior Vice President—(President—SAARC)
Mr. Naresh Lakahanpal(29)	47	Executive Vice President—(President—Americas)
Mr. V Mathivanan(30)	56	Executive Vice President—( President—APAC)

Name	Age	Position
Mr. Steve Correa(31)	47	Executive Vice-President and Chief Human Resources Officer
Mr. Niket Ghate(32)	43	Executive Vice-President & General Counsel
Mr. Manish Mehta(33)	55	Executive Vice-President and Chief Delivery Officer (Application Services)
Mr. Rajiv Ranjan(34)	53	Executive Vice-President and Global Head—Business Operations
Mr. Apoorva Singh(35)	42	Senior Vice-President and Global Head of Infrastructure Management Services (IMS)

(1)	Mr. Jai S Pathak was appointed as a Director with effect from May 12, 2011. He is Non-executive Chairman of the Board.
(2)	Mr. Phaneesh Murthy was appointed as Director with effect from February 8, 2011. He was further appointed as a Chief Executive Officer and Managing Director with effect from. May 12, 2011. He is a permanent invitee of the Compensation and Remuneration Committee with effect from. May 12, 2011.
(3)	Mr. Goran Lindahl was appointed as a Director with effect from. May 12, 2011. He is Non-executive Director of the Company.
(4)	Mr. Shashank Singh was appointed as Director with effect from February 8, 2011.
(5)	Member of the Audit committee.
(6)	Member of the Compensation and Remuneration committee.
(7)	Member of the Shareholder /Investor Grievances committee.
(8)	Member of the Nominating and Corporate Governance committee.
(9)	Ceased to be a Director and the Chairman of the Board with effect from May 12, 2011.
(10)	Ceased to be a Director and the Chief Executive Officer with effect from May 12, 2011.
(11)	Ceased to be a Director with effect from May 12, 2011.
(12)	Ceased to be a Director with effect from February 8, 2011.
(13)	Mr. Abhay Havaldar was the alternate director to Mr. William O. Grabe. However, he ceased to be an Alternate Director with effect from February 8, 2011.
(14)	Mr. Ananth Nayak was appointed as Principal Finance Officer with the designation as Vice President—Finance with effect from June 29, 2011.
(15)	Mr. Sujit Sircar is an Executive Vice-President and the Chief Financial Officer.
(16)	Mr. Sunil Chitale is an Executive Vice-President and the Head of Strategy, Marketing & Planning. Before acquisition by iGATE , Mr. Chitale was our Executive Vice President and Chief Marketing & Strategy Officer.
(17)	Mr. Satish Joshi is an Executive Vice-President and the Head of Product Engineering Services. Before the acquisition by iGATE, Mr. Joshi was our Executive Vice President—Global Head—Technology & Innovation of the Company.
(18)	Mr. Srinivas Kandula is an Executive Vice-President and the Head of Human Resources.
(19)	Mr. Derek Kemp is an Executive Vice-President and the Head of Sales for EMEA, Asia & Australia. Before the acquisition by iGATE, Mr. Kemp was our Executive Vice President—President—EMEA.
(20)	Mr. Vijay Khare is an Executive Vice-President and the Co-Head of Consulting & Solutions. Before the acquisition by iGATE, Mr. Khare was our Executive Vice President and Global Head of Industry Verticals of the Company.
(21)	Mr. David Kruzner is an Executive Vice-President and the Co-Head of Consulting & Solutions.
(22)	Mr. Robert Massie is an Executive Vice-President and the Head of Sales for North America.
(23)	Mr. Sean Narayanan is an Executive Vice-President and the Chief Delivery Officer.
(24)	Mr. Surjeet Singh ceased to be Chief Financial Officer of the Company with effect from. May 31, 2011.
(25)	Mr. Ajay Chamania ceased to be Executive Vice-President and Global Head of the Product Engineering Services with effect from April 30, 2011.
(26)	Dr. Anil Gupta ceased to be Executive Vice President—Global Head—Business Support with effect from August 5, 2011.

(27)	Mr. Sanjiv Kapur ceased to be the Member of Executive Leadership Team of the Company with effect from May 12, 2011.
(28)	Mr. Deepak Khosla ceased to be the Senior Vice President—(President—SAARC) with effect from. May 4, 2011.
(29)	Mr. Naresh Lakhanpal ceased to be the Executive Vice President—(President—Americas) with effect from. May 12, 2011.
(30)	Mr. V Mathivanan ceased to be the Executive Vice President—(President—APAC) with effect from May 13, 2011
(31)	Mr. Steve Correa ceased to be the Executive Vice-President and Chief Human Resources Officer with effect from. April 28, 2011.
(32)	Mr. Niket Ghate ceased to be the Executive Vice-President & General Counsel with effect from. August 5, 2011.
(33)	Mr. Manish Mehta ceased to be the Executive Vice-President and Chief Delivery Officer (Application Services) with effect from. June 30, 2011.
(34)	Mr. Rajiv Ranjan ceased to be the Executive Vice-President and Global Head–Business Operations with effect from April 28, 2011.
(35)	Mr. Apoorva Singh ceased to be the Member of Executive Leadership Team of the Company with effect from. May 12, 2011.
(36)	Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni are brothers.

Board of Directors

Mr. Jai S. Pathak, Chairman of the Board, was appointed as a Director of the Company with effect from May 12, 2011. Mr. Pathak graduated from law school (B.A. (Hons. in Jurisprudence)) from Oxford University in 1984 (M.A., 1989) and received his LL.M from the University of Virginia in 1985. He previously earned his B.A. (Hons.) and M.A. degrees from the University of Delhi and Jawaharlal Nehru University, New Delhi, India.

Mr. Pathak is the Partner-in-Charge of the Singapore office of Gibson, Dunn & Crutcher. He is also located in Gibson Dunn’s Los Angeles office. Mr. Pathak is a member of the firm’s Corporate Department and its Mergers and Acquisitions Practice Group.

Mr. Pathak has extensive experience in cross-border mergers and acquisitions, takeovers, dispositions, privatizations, joint ventures, licensing, infrastructure development, as well as private equity and structured finance transactions. He has significant experience in the telecommunications, IT, banking, hospitality, oil/gas, pharmaceutical and chemical industries. His clients have included governments, financial institutions, investment banks, multinational companies and U.S., European, and Asian companies. His practice has included projects in the United States, Europe, India, Southeast Asia, Latin America, Canada, Australia, China and South Africa.

Mr. Pathak previously practiced with Jones Day since 1985, where he was a partner heading the transactional practice in Los Angeles and co-ordinating the M&A section for the California region. He previously served as head of that firm’s India practice and partner in charge of the Singapore office. He also spent more than a decade practicing in that firm’s London, New York and Cleveland offices.

Chambers & Partners Asia Pacific 2011 ranks Mr. Pathak as a leading lawyer for Corporate/ M&A in both Singapore and India. Mr. Pathak won the “Best Corporate Lawyer” award at Asian Legal Business’s Legal Who’s Who Singapore 2003. He was presented the “National Law Day Award—2001” by the Indian Council of Jurists for his unique contribution to the development of Indian corporate law. In addition, Mr. Pathak was also named by The American Lawyer in its February 2009 issue to its list of the Top 20 Lateral Partner Hires for 2008.

Mr. Pathak’s term of office expires in 2013, but he is eligible for reappointment.

Mr. Phaneesh Murthy is our Chief Executive Officer & Managing Director. He was appointed as a Director, not liable to retire by rotation, with effect from February 8, 2011 and was appointed as the Chief Executive Officer & Managing Director (“CEO & MD”) of the Company with effect from May 12, 2011 for the period of five years by the Board of Directors and was subsequently approved by the shareholders at their meeting held on June 29, 2011 and also by the Central Government as required under Section 269 of the Indian Companies Act, 1956 and other applicable provisions.

Mr. Murthy graduated from the Indian Institute of Technology, Chennai and did his Masters at the Indian Institute of Management, Ahmedabad, one of India’s premier Technology and Management Institutes.

In the 1990s, Mr. Murthy was an integral part of the industry that created the huge IT Outsourcing market in India. As the Global Sales Head of Infosys, he was widely credited as the one who was responsible for taking the organization from just $2 million in revenues to $700 million in under 10 years. He has, over the last two decades, created three large transformations in the Global IT industry. In recognition of his exemplary entrepreneurship, Mr. Murthy received the ‘Outstanding Entrepreneurship’ Award for 2011, instituted by Enterprise Asia. Over the last decade, Mr. Murthy has embarked upon his second large transformation. Eight years since taking over as the CEO of iGATE, Mr. Murthy has transformed iGATE from a loss making, negative margins, staffing firm to a best-in-class earnings growth company with high focus on profitability through his industry pioneering business outcomes based delivery model, that has now come to be accepted in the industry and is increasingly being adopted by global customers. This has reconfirmed Mr. Murthy as a thought leader in the industry. Mr. Murthy is currently in the middle of the third of his transformations in the IT industry, one that is already being pegged as a big trendsetter for the industry. Mr. Murthy engineered the acquisition by iGATE, of a midsized IT company, Patni a company that was more than double iGATE’s size with the vision of making the combined entity not just a large Tier 1 player delivering business outcomes based solutions but also one that would have the best-in-class earnings growth in the industry.

Mr. Murthy’s achievements include:

•	Responsible for the phenomenal surge in Infosys’ revenues.

•	Being instrumental in the first NASDAQ listing by an Indian IT company.

•	Pioneering the Outcomes based business model for the Indian IT industry.

•	Transforming a loss-making mid-sized company to a billion dollar Tier 1 player with best-in-class margins.

•	Catapulting the market capitalization of a mid-sized company by over 10 times in less than seven years.

•	One of industry’s biggest acquisitions by iGATE of Patni—a company more than double its size.

Mr. Shashank Singh has been a Director of the Company since February 8, 2011. Mr. Singh has an MBA from Harvard Business School, from which he graduated as a Baker Scholar. He also has a first class degree in economics from Cambridge University, and a BA (Honours) with distinction from St. Stephen’s College (University of Delhi).

Mr. Singh is the Partner and Co-Head of the India office of Apax Partners, having helped to start the office in 2007. Shashank joined Apax in 2004 in London, where he specialised in Tech & Telecom deals. Shashank has led or participated in a number of deals at Apax including iGATE Patni, TIM Hellas/Q-Telecom, Weather Investments, TDC, Bezeq and Synetrix. Prior to joining Apax Partners, Mr. Singh was a strategy consultant with Monitor Company, where he advised clients in the telecoms and high technology sectors. He is also acts as an observer on the Board of iGATE Corporation.

Mr. Singh’s term of office expires in 2012, but he is eligible for reappointment.

Mr. Goran Lindahl, has been a Director of the Company since May 2011. Mr. Lindahl earned a master’s degree in electrical engineering from Chalmers University of Technology in Gothenburg, Sweden.

Mr. Lindahl was the Chief Executive Officer and President of the Global Technology and Engineering Group ABB, headquartered in Zurich, Switzerland, from 1 January, 1997 to 31 December, 2000 and spent more than thirty years in various positions within ABB. He previously held a number of management positions in research and marketing and has been a global business area manager and president of several ABB companies. He is the chairman of Avinode Holdings AB, IKEA GreenTech AB and LivSafe Group. In addition, he is a member of the Sony Corporation International Advisory Board and serves on the boards of directors of iGATE Corporation and INGKA Holding BV (IKEA) and various other private non-public companies and advisory boards.

Mr. Lindahl’s term of office expires in 2012, but he is eligible for reappointment.

Mr. Arun Duggal has been a Director since November 2003. Mr. Duggal has a Bachelor’s degree in Mechanical Engineering from IIT, Delhi, and a Postgraduate diploma in Management from IIM, Ahmedabad. He is a Visiting Professor at the Indian Institute of Management, Ahmedabad where he teaches a course on Venture Capital & Private Equity. He is an experienced international Banker and has advised companies and financial institutions on Financial Strategy, M&A and Capital Raising.

Mr. Duggal is Chairman of Board of Directors of Shriram Capital, Shriram Transport Finance Company, Shriram City Union Finance and other Shriram Group Companies. He is also Vice Chairman of International Asset Reconstruction Company. He is on the Board of Directors of Jubilant Energy. Netherlands (Chairman Audit Committee), Fidelity Fund Management, Zuari Industries, Info Edge (Chairman Audit Committee), Dish TV, Mundra Port and Mortice Limited (Singapore) (Chairman of Audit Committee). He is a member of the Investment Committee of Axis Private Equity.

Mr. Duggal is involved in several initiatives in social and education sectors. Mr. Duggal is Chairman of Bellwether Microfinance Fund, a social sector fund, which provides equity capital to smaller, promising Micro Finance organizations. He was erstwhile Chairman of the American Chamber of Commerce, India. He was on the Board of Governors of the National Institute of Bank Management.

Mr. Duggal had a 26 years career with Bank of America, mostly in the U.S., Hong Kong and Japan. His last assignment was as Chief Executive of Bank of America in India from 1998 to 2001. He is an expert in international finance and from 1981-1990 he was head of Bank of America’s (oil & gas) practice handling relationships with companies like Exxon, Mobil, etc. From 1991-94 as Chief Executive of BA Asia Limited, Hong Kong he looked after Investment Banking activities for the Bank in Asia. In 1995, he moved to Tokyo as the Regional Executive, managing Bank of America’s business in Japan, Australia and Korea. From 2001 to 2003 he was Chief Financial Officer of HCL Technologies, India.

Mr. Duggal’s term of office expires in 2013, but he is eligible for reappointment.

Mr. Vimal Bhandari was a Director of the Company since January 2010. Mr. Bhandari is a Chartered Accountant and has studied at the Mumbai University. He has also attended advanced management programs at the International Institute of Management, Lausanne, Switzerland, as a part of his continuing professional education.

Mr. Bhandari is a proficient and a proven top management professional with 25 years experience in a range of businesses in the financial services industry.

He is currently the CEO & Managing Director of Indostar Capital Finance Private Limited, a Non Banking Finance Company sponsored by private equity houses like Everstone, Goldman Sachs, Ashmore and others with an initial capitalization of US$200 million.

Prior to joining Indostar Capital, he was Country Head of AEGON N.V., the large Dutch financial services player, which has established a life insurance business in India. His directorships in other companies include Mirc Electronics Limited, Kalpataru Power Transmission Limited, DCM Shriram Consolidated Limited, Eveready Industries India Limited, Bayer CorpScience Limited, The Ratnakar Bank Limited, Piramal Glass Limited, JK Tyre and Industries Limited and ING Investment Management (India) Private Limited.

Mr. Bhandari’s term of office expires in 2014, but he is eligible for reappointment.

Former Directors

Mr. Narendra K. Patni, ceased to be the Director and the Chairman of the Board of the Company with effect from. May 12, 2011 and was one of the founders of our company. Mr. Patni has a Master’s degree in Electrical Engineering from the Massachusetts Institute of Technology, or MIT, and a Master’s degree in Management from the Sloan School of Management at MIT. He also has a Bachelor’s degree in Electrical Engineering from IIT, Roorkee. As an entrepreneur, he has played an integral role in the development of the Indian IT industry through his various ventures. Mr. Patni was instrumental in initiating the offshore outsourcing business model for the software industry. Prior to founding his first company, Data Conversion Inc. (now our U.S. subsidiary Patni Americas, Inc.) in 1972, he was President and Director of the Forrester Consulting Group and was previously with the U.S. Trust Company of New York and was a consultant to Arthur D. Little, Inc.

Mr. Jeya Kumar ceased to be the Chief Executive Officer and Director with effect from May 12, 2011. He has a Masters of Business degree from Curtin University, Australia; Bachelors of Business degree from the Royal Melbourne Institute of Technology, Australia; and postgraduate diplomas in Computer Science, Management Studies and Marketing Management. He has also attended the Advanced Management Program at Oxford University. His responsibilities mainly include driving the company’s global operations; and defining and executing the company’s long-term strategy focused on growth, profitability, and customer & operational excellence throughout Patni’s value chain. Mr. Kumar was the CEO of MphasiS Limited and has more than 25 years of global experience spanning several geographies. Prior to MphasiS, he was Senior Vice-President of Sun Microsystems and a member of Sun’s Executive Management Group (EMG). Notably, he was the first Asia-Pacific employee in the company’s history to become a member of Sun’s EMG. At Sun, as head of a $5 billion-a-year Services business, Mr. Kumar was responsible for the business unit’s financial performance, strategy, marketing, portfolio management, in-market management, product engineering, technology development, M&A and channels in more than 120 countries. He has also held various management and executive positions with global firms including Apple Computers Inc. and National Semi-Conductor Corporation. During the course of his extensive career, he has undertaken assignments in Singapore, Japan, Australia, United States, Mexico, Holland and the United Kingdom.

Mr. Louis T. van den Boog, ceased to be a director with effect from May 2011. Mr. van den Boog has a Master’s degree in Business Economics and in Public Accounting from the Free University in Amsterdam. He brings over 25 years of experience in the software industry. He has held various executive level positions in international software companies, as well as chairman and other board positions in a variety of private and public companies. Mr. van den Boog was previously with Oracle Corporation where he helped to build the European operations of the company.

Mr. Ashok K. Patni, ceased to be the Director with effect from. May 12, 2011 and was one of the founders of our company. Mr. Patni is a Mechanical Engineer from IIT, Mumbai. Mr. Patni has over 22 years of experience in computer hardware and systems software. Mr. Patni has contributed significantly in the past to the growth of the hardware business of our company which led to the formation of PCSDP in 1981, and PCSDG in 1987. These companies were merged to form what is now PCS Technology Limited in 1994.

Mr. Pradip Baijal ceased to be the Director with effect from. May 12, 2011. Mr. Baijal is a Mechanical Engineer from IIT, Roorkee, and was a visiting fellow at Queen Elizabeth House, Oxford University during 1987-88 on privatization and reforms. He is an author and commentator on various subjects—economic reforms, steels and mines, telecommunications and privatization. He has published a book ‘Disinvestment In India—I Lose & You Gain’ has been widely acclaimed. His papers and articles have been published in several noted journals and newspapers. Mr. Baijal is a retired Indian Administrative Services (IAS) Officer of the 1966 batch. In his career of approximately four decades, he has held a diverse set of portfolios in both the Central and State Governments in India. He was the Chairman of the Telecom Regulatory Authority of India (TRAI) from 2003 to 2006. His previous assignments include: Secretary of the Ministry of Disinvestment, senior positions in the Ministry of Power, Steel and Agriculture (Fertilizer); and in the Madhya Pradesh State Government, Principal Secretary, Industries and Chairman of nine industrial corporations including OPTEL, the first optic fibre plant in India and Secretary, Finance and Commercial Taxes. Mr. Baijal is a Whole-time Director in NOESIS Strategic Consulting Services (Pvt.) Limited and an Independent Director in Nestle India Limited and GVK Power and Infrastructure Limited. He has trained telecommunications regulators in other countries and has advised on restructuring telecommunications and IT sectors in many countries for World Bank and International Telecommunication Union.

Dr. Michael A. Cusumano ceased to be the Director with effect from. May 12, 2011. Dr. Cusumano has a B.A. degree from Princeton University and a PhD from Harvard University. Dr. Cusumano completed a postdoctoral fellowship in Production and Operations Management at the Harvard Business School. He has twice been a Fulbright Fellow as well as a Japan Foundation Fellow at the University of Tokyo, and is recipient of the Clarendon Lectures in Management award at Oxford University. Dr. Cusumano is the Sloan Management Review Distinguished Professor at MIT’s Sloan School of Management. He has consulted for more than 50 major companies around the world and advises several other startup software companies. He is the author or co-author of eight books.

Mr. Pradip Shah ceased to be the Director with effect from. May 12, 2011. Mr. Shah is a Chartered Accountant, has an MBA from the Harvard Graduate School of Business and a degree from The Institute of Cost and Works Accountants of India. Mr. Shah was responsible for introducing credit ratings in India and is a founder of CRISIL Limited. He also holds directorships of various public as well as private companies in India and abroad.

Mr. Ramesh Venkateswaran ceased to be the Director with effect fromMay 12, 2011. Mr. Venkateswaran has a Bachelor’s degree in Mechanical Engineering from IIT, Mumbai and a post graduate diploma in management from IIM, Bangalore. Mr. Venkateswaran is a Management Consultant and is currently the Managing Director of Almak Management Services Private Limited. He is also a visiting professor of Marketing at the Indian Institute of Management, Bangalore. He is also a founder member of a non-profit organization, “Vishwas.”

Mr. Gajendra K. Patni, ceased to be the Director with effect from. February 8, 2011 and was one of the founders of our company. Mr. Patni has a Chemical Engineering background and has over 35 years of experience in finance, banking, legal and personnel functions. He has contributed significantly in the past to the growth of the computer rental business of our company, which led to the formation of PCS Data Products (PCSDP) in 1981, and PCS Data General (PCSDG) in 1987. These companies were merged to form what is now PCS Technology Limited in 1994.

Mr. William O. Grabe, ceased to be the Director with effect from. February 8, 2011. Mr. Grabe has a BS degree in Engineering from New York University and an MBA from the University of California, Los Angeles. Since 1992, Mr. Grabe has been a managing director at General Atlantic LLC, a worldwide private equity firm. Prior to that, he was a Vice President of IBM and held various positions, the last of which was head, North America Sales and Marketing. He is a Director of various companies including Compuware Corporation, Gartner, AKQA. and Lenovo Group Company.

Mr. Abhay Havaldar was acting as an Alternate Director to Mr. William O. Grabe since 2002. Mr. William Grabe was the Nominee Director of General Atlantic who resigned as a Director (along with Mr. Abhay Havaldar) with effect from February 8, 2011. Mr. Havaldar holds a Bachelors degree in electrical engineering from the University of Bombay and a Masters in Management degree from the Sloan Fellow program at the London Business School. Mr. Havaldar is the Managing Director at General Atlantic LLC, a worldwide private equity firm, where he has worked since 2002. Mr. Havaldar established General Atlantic’s India office in 2002 and remains based in Mumbai, India where he leads General Atlantic’s South East Asia investment initiatives with a focus on Financial Services and Enterprise Solutions.

Mr. Ananth Nayak is our Principal Finance Officer designated as ‘Vice President—Finance’. He holds Bachelor’s degree in engineering from National Institute of Technology, Suratkal and PGDM in Finance & Systems from the Indian Institute of Management, Calcutta. He joined the Company in the year 2001. He has been a Senior Finance Executive with over 15 years of hands-on experience in multiple areas and has proven leadership skills with a solid record of contributions leading to process improvements, productivity, cost management & enhanced internal controls. He has experience in building & leading teams in the areas of (a) Planning, Budgeting & MIS, (b) International Accounting (US & Indian GAAP) with deep knowledge of revenue and cost management, (c) Setting up a accounting shared services centre, managing internal controls, (d) Setting up Corporate Risk Management Function including Internal Audit, (d) IT and Process excellence (including 3 cycles of PeopleSoft implementations as well as executing large corporate projects); and (e) Integration of acquired entities.

Executive Officers

By virtue of the acquisition of majority stake by iGATE led consortium, we have become a subsidiary of iGATE Corporation with effect from. May 12, 2011. Accordingly, the Executive Leadership Team of both Patni and iGATE has been aligned.

Mr. Sujit Sircar is one of the Members of our Executive Committee and serves as an Executive Vice-President and the Chief Financial Officer of iGATE Corporation, responsible for Finance, Administration, Legal, Investor Relations and M&A functions. He is a Chartered Accountant by training and is also an active member and speaker at various professional bodies. He has over 20 years of experience in the field of Corporate Finance with core competence in strategic business planning, forex, treasury and fund management. He took over the role of Chief Financial Officer of iGATE Corporation in 2008 prior to which he was the Senior Vice President—Finance. He joined iGATE in 1998 from WIPRO where he was the finance head for two of its verticals.

During his long tenure in iGATE, Sujit has been significantly involved in listing iGATE’s Indian operations on Indian Stock Exchanges and its delisting from the same in 2008. He was also instrumental in driving innumerable Mergers & Acquisitions the Company made during the last 12 years. He also supervised all the spin-off and sale of non-core iGATE businesses in 2008 and the maiden secondary public offering of the Founder shareholders of the Company in 2010.

In early 2010, Sujit spearheaded the Indian IT industry’s largest leveraged buyout—that of Patni Computer Systems Limited, by iGATE. Amidst all complexities involved in the cross-border transaction with both the companies differently listed, Sujit ably led the way from a financial and legal standpoint to see through a smooth and successful completion of the acquisition.

Mr. Sunil Chitale is one of the Members of our Executive Committee and serves as an Executive Vice-President and the Head of Strategy, Marketing & Planning. He has a Bachelor’s degree from the Institute of Technology, Banaras Hindu University, India. Prior to his current role, he was Global Head—Enterprise Software and Systems Integration (ES & SI), with responsibility for strengthening and growing the company’s capabilities in ERP, Business Intelligence, and CRM and allied packaged software applications.

Sunil began his career with Patni in 1985 and has served the company in different and varied leadership roles. In this role, he is responsible for continuously scanning the market needs and help in building and strengthening the distinctive positioning of the company’s portfolio of services. He is also responsible for defining overall corporate strategy and working with other organizational units within the company to define and execute strategic initiatives.

He also oversaw delivery of business in the adoption of enterprise software platforms, to customers globally. He has helped several customers in leveraging the global delivery model through effective use of domain, consulting and technology in a managed services mode. He has experience in managing large relationship portfolios, which included one of the largest customer relationships in the company. He helped build the manufacturing practice of the company including its sales, solutions and delivery functions. Apart from his contributions in core functions, he played a key role in defining ‘competency based HR practices’ in the company. Sunil also led the Patni Academy for Competency Enhancement (PACE) and the Global Resources in Technology (GRiT) functions.

Mr. Satish Joshi is one of the Members of our Executive Committee and serves as an Executive Vice-President and the Head of Product Engineering Services. He holds a Bachelor’s degree in Electrical Engineering and a Master’s degree in Computer Science from IIT, Mumbai. Prior to Joining patni in 1983, he worked with the Tata Institute of Fundamental Research. He is responsible for managing the Product Engineering Business of Patni that delivers services to customers in the high-tech electronics industry spanning Automation & Control; Medical Devices; Storage, Networking & Computing; Consumer Electronics; Automotive Controls & Electronics; ISVs; Semiconductor Manufacturing, to build their next-generation technology and products.

Dr. Srinivas Kandula is one of the Members of our Executive Committee and serves as an Executive Vice-President and the Head of Human Resources. He is a Doctoral Fellow from XLRI, Jamshedpur. Prior to joining iGATE, he holds senior HR leadership roles in Power Grid Corporation of India Ltd and Sasken Communication Technologies Ltd.

Srinivas is an HR generalist with over 20 years of hands-on and minds-on experience in all the facets of Human Resource Management strategy and practice. Under his leadership, Power Grid, Sasken and iGATE, respectively, were each recognized as ‘The Best Employer’ in leading national and international surveys. He has published over 60 papers and 8 books in the areas of Strategic Human Resource Development, Performance Management, Organization Development and Self-Development in international publications and in multiple languages. Some of these have received wide acclaim. He is a member of various national and international forums and a speaker at HR forums like NASSCOM, CII, and National HRD Network. He has also delivered lectures on special invitation at XLRI, MDI, ASCI and IIMs.

Mr. Derek Kemp is one of the Members of our Executive Committee and serves as an Executive Vice-President and the Head of Sales for EMEA, Asia & Australia, and is responsible for the Global Transformational Deals team. He holds a Bachelor’s degree in Mathematical Sciences from the Robert Gordon University, Scotland.

Derek has 30 years of experience in areas including consulting, systems integration and strategic outsourcing. Prior to joining iGATE Patni, he was the Managing Director of Polestar Applied Solutions—a provider of outsourcing services to the Print & Media sector. Earlier, he was Practice Head for Financial Services and Media at Charteris—a UK consulting firm. Prior to that he spent 17 years working with Logica where he was a member of the UK board. During his time at Logica, Derek led teams in the Energy & Utilities, Telecommunications and Financial Services sectors, both in the UK and overseas. He also brings significant experience of Mergers & Acquisitions.

During his career, he has operated globally in a variety of market sectors, both public and private, and has led teams providing solutions and services to respond to significant change driven by regulatory reform, market liberalization and market disruption.

Mr. Vijay Khare is one of the Members of our Executive Committee and serves as an Executive Vice-President and the Co-Head of Consulting & Solutions. He holds a Bachelor’s degree in Engineering from the

Regional Engineering College, Nagpur and a Master’s degree in Computer Science from the Indian Institute of Technology, Powai. He began his career with Patni in 1980 and has grown over the years to hold various leadership positions in the Company.

In this role, Vijay is jointly responsible for consulting engagements and the subsequently influenced revenue, as also for building the portfolio of solutions in the vertical industry segments that the company operates in. Under his guidance, the consulting and solutions team will build deep domain industry capabilities and widen the solutions coverage to forge strategic relationships with customers.

Mr. David Kruzner is one of the Members of our Executive Committee and serves as an Executive Vice-President and the Co-Head of Consulting & Solutions. He has over 24 years of the strategic business operating model and executive management experience, working at the intersection of Business and IT Leadership. He has lead significant client teams in designing new business strategies, transforming business operating models (i.e., Shared Services, SBU’s, HR, IT, Supply Chain, etc), and exploiting technology through business process enablement. He has worked primarily with Senior Executives to bring leadership experience in executive coaching and executing large-scale initiatives focused on delivering realizable results.

David has led business transformation efforts across industry, geography, business entities and organizations. His work contributed significant value in creating innovative strategies, transforming business models and building upgrading talent while delivering operational improvements/profits. He works primarily with Executives and their leadership teams to address business change or transformational initiatives that require significant change to strategy, operating model constructs as well as talent profiles. David has built a reputation on integrity and quality service by delivering realized business results to clients. Today, He is focused on developing and delivering innovative solutions at the intersection of Technology, Operations and Process that impact customers’ financial or operational performance, proven through business outcomes.

David has served on Boards for The Concours Group and Natural Bridge Solutions. He is published in the Oil & Gas Journal on ‘Designing & Executing the Balanced Scorecard’; in the Business Courier on ‘Managing Assets Keeps Info Tech Costs In Line’; and in the Sr. Executive HR Magazine on ‘Uncovering the Clues to Measuring and Realizing Business Value: Aligning IT Operating Models with Business Strategy’.

Mr. Sean Narayanan is an Executive Vice-President and the Chief Delivery Officer of iGATE Patni. He holds a Master’s Degree from the University of Oklahoma and a Bachelor’s Degree from the Regional Engineering College, Trichy, India.

Sean has over 19 years experience in IT and management consulting both in US and India. He has been with iGATE since 2006 and has created a strong integrated delivery organization through building a high performance culture. Prior to joining iGATE, he was VP and Global Practice Head of IT Infrastructure Services (ITIS) at Cognizant. He was part of the leadership team at Cognizant that took the company from 4000 to 36,000 employees and from $170 million to $1 billion in four years. He joined Cognizant in 2002 as Director and COO of its eBusiness practice. He has also worked with international management consulting firm Booz-Allen-Hamilton in the US, working on IT strategies for both the US Federal Government agencies and commercial firms.

Sean is a recognized expert on Management and Technology, a speaker at seminars and conferences and has been widely quoted in the international media. He is responsible for global delivery and operations, research and innovation, and client services.

Former Executives

Mr. Surjeet Singh was our Chief Financial Officer until May 31, 2011. Mr. Singh is a graduate from Harvard Business School (Advanced Management Program), holds a B.S. in Finance and Accounting from the University of Pune and is a fellow of the Institute of Costs and Works Accountants, India and AICPA, USA. He

is responsible for overall financial strategy, financial operations & compliances of the Company on a global basis. He was chartered with managing the ongoing business planning and review process, ensuring a balanced portfolio for financial and other resource allocation (s), and maintaining the highest level of integrity and transparency in the company operations to help maximize sustainable long-term shareholder value. In addition in the past, he has managed and provided oversight to M&A and global business operations functions. During this time, he led various initiatives to help streamline the operational parameters and drive operational excellence in many areas, including internal systems, supply chain, overall cost . Prior to joining Patni, he was the CFO at Cymbal which he co-founded and which has since been acquired by Patni. In all, Mr. Singh has around two decades of multi-industry global experience holding senior management positions in leading finance, business planning and global supply chain functions. He has a successful track record of building finance as a key business enabler, and fostering collaboration in large and mid-sized culturally diverse, global and matrixed organizations.

Mr. Ajay Chamania was our Executive Vice-President and Global Head of the Product Engineering Services business until April 30, 2011. Mr. Chamania is a graduate of Harvard Business School’s Advanced Management Program and has a Bachelor’s degree in Electronics & Telecommunication from the National Institute of Technology, Bhopal, India. He was responsible for the organization’s footprint in Product Engineering practices catering to Storage, Automotives, Medical Devices, Industrial Automation, Consumer Electronics and ISV product domains. Mr. Chamania began his career with Patni in 1986 and over the last two decades has been instrumental in establishing and managing some large engineering engagements for leading global technology companies. Since 2001, he was actively involved in Patni’s R&D and embedded technology business and has played an instrumental role in building and transforming it into a robust and successful Product Engineering Services business unit for the company.

Dr. Anil Gupta was our Executive Vice President and Global Head—Business Support until August 5, 2011, with a focus on managing gross margins and cost structure. Dr. Gupta holds a B. Tech in Mechanical Engineering from IIT Delhi; a Master’s in Mechanical and Aerospace Engineering from University of Delaware, US; and a Ph. D. in Industrial Engineering and Operations Research from University of California, Berkeley. His responsibilities included Sales Operations, Enterprise Resource Planning, Business Continuity, Enterprise Risk Management, Global Travel, IT, Procurement and Facilities. Dr. Gupta has diverse experience of over 28 years with a strong emphasis towards driving business efficiencies. Prior to joining Patni, he was the Chief Operating Officer at Aditi Technologies Pvt. Ltd. Prior to Aditi, he was with Sun Microsystems for eleven years in various executive roles in IT, Sourcing, M&A, and Software Engineering; and for over six years with AT&T in Marketing & Bell Laboratories. Dr. Gupta brought significant experience around leadership development, operational efficiency, process improvement using Six Sigma methodologies, and change management.

Mr. Sanjiv Kapur was a Member of the Executive Committee until May 12, 2011 and was our Senior Vice President and Global Head—BPO & CIS. Mr. Kapur established BPO operations for Patni from a ground up and played an instrumental role in expanding and growing the business over the last several years, by adopting an integrated IT-BPO-KPO framework. Under his leadership, Patni helped several large companies leverage the global sourcing model for business growth and competitive advantage. Mr. Kapur has over 20 years of experience spanning strategy, operations, and sales in global BPO and the IT industry. Prior to Patni, he was Executive Vice-President at HCL BPO with responsibility of international sales and strategy. He has also held various positions at leading Telecom-IT-ITES companies.

Mr. Deepak Khosla was our Senior Vice President and President of SAARC region until May 4, 2011. Mr. Khosla has a mechanical engineering degree and an MBA from Bajaj Institute of Management. He is responsible for the development and growth of the region with a keen focus on the India market. Mr. Khosla drove the operations for the region, including defining and executing sales initiatives aimed at strategic business acquisitions. In his earlier roles at Patni, Mr. Khosla managed the APAC and Japan regions, in addition to holding the Company’s Global Marketing portfolio. Mr. Khosla has widespread global experience spanning 22 years in the IT industry. A conceptual seller, Mr. Khosla spent several years in global markets including Europe,

Japan, the Far East and the US. Highly skilled in developing emerging markets, he played a pivotal role in opening up the Japan market for Patni. Prior to joining Patni, Mr. Khosla was a Director of Sales at SAS Inc. His other experience includes setting up of the India operations for Dun & Bradstreet. He has also worked with Digital Equipment Corporation, HCL Corporation and Zensar Technologies.

Mr. Naresh Lakhanpal was our Executive Vice President and President of Americas until May 12, 2011. Mr. Lakhanpal has a Bachelors of Science, Business Administration degree from the University of Texas-Dallas, and a Masters of Business Administration degree from Amber University. He was responsible for operational excellence, strategy, customer leadership, growth and execution of the Americas region. Mr. Lakhanpal has over 23 years of diverse business experience, and his background includes operations, sales, engineering, new venture formation, product development and strategy. Prior to joining Patni, he was Global Practice Director of the Technology, Media and Telecommunication Practice for Deloitte; CEO of Navigational Sciences and held management positions with Tandem Computers and Ericsson.

Mr. V. Mathivanan was our Executive Vice-President and President of APAC region until May 13, 2011. Mr. Mathivanan has over 30 years of experience specializing in IT with companies such as PSA Corp, Singapore Network Services (SNS) and CrimsonLogic. Mr. Mathivanan served as Managing Director of Singapore Network Services (SNS) and transformed the Singapore-based EDI company into CrimsonLogic, a global IT solutions and services provider expanding into operations in the Americas, Asia Pacific and the Middle East. Mr. Mathivanan has had a successful track record in large scale nationwide IT implementations. In Port of Singapore Authority and PSA Corp, he led the automation and computerization of port operations for which he was awarded the coveted Public Administration Award from the President of Singapore.

Mr. Steve Correa was our Executive Vice President and Chief Human Resources Officer until April 28, 2011 and had a responsibility for spearheading Patni’s human capital initiatives globally including the strategic direction and focus for employee management. Mr. Correa has diverse experience of over 25 years. Prior to joining Patni, he worked with the Vodafone Group. He spent the early part of his career with several multinationals including Burroughs Wellcome, Modi Xerox and Hindustan Unilever. Mr. Correa is a postgraduate from XLRI, Jamshedpur; a Bachelor in Commerce as well as in Legal law and is an alumnus of Leeds Business School.

Mr. Niket Ghate was our Executive Vice-President & General Counsel until August 5, 2011, with responsibilities for handling legal and compliance issues for all businesses of Patni on a global basis. Mr Ghate has diverse experience of over 19 years with strong business exposure. He has earlier worked with Transocean, Carrier Air Conditioners and Refrigeration, KPMG, Tata-Lucent Technologies, Owens BILT Limited, and Mumbai High Court. He holds an LLB from the University College of Law, Nagpur and has certifications from the Institute of Company Secretaries of India, and the Institute of Chartered Secretaries & Administrators of United Kingdom (ICSA).

Mr. Manish Mehta was our Executive Vice-President and Chief Delivery Officer (Application Services) until June 30, 2011 with overall responsibility for Application Development & Application Maintenance (AD&AM) and Enterprise Software and Systems Integration (ES & SI). Mr Mehta has diverse experience of over 29 years with strong business exposure. Prior to Patni, he was with Mahindra Satyam for over 13 years. Earlier he was with TCS for almost 15 years and he also worked briefly with Datamatics. Mr Mehta holds a dual Master’s Degree in Science (Chemistry) & Engineering (Industrial Development) both from Birla Institute of Technology and Science, Pilani.

Mr. Rajiv Ranjan was our Executive Vice-President and Global Head—Business Operations until April 28, 2011 with responsibility for Sales Operations, Revenue Planning, Delivery Operations Support (DOS), Large Deal Pursuits and Corporate Planning. Mr. Ranjan has diverse experience of over 24 years working with leading IT / ITES companies in the US and India, as also with some of the biggest healthcare companies such as CVS Caremark, Cigna Healthcare and United Healthcare. Mr. Ranjan holds a Postgraduate Degree in Business Management from IIM, Ahmedabad and an MBA from the University of Michigan

Mr. Apoorva Singh was a Member of the Executive Committee until May 12, 2011 and was our Senior Vice-President and Global Head of Infrastructure Management Services (IMS). In this role, he was responsible for strategy, new client acquisition, client relationship, operational excellence and financial performance, for Patni’s IMS business. Mr Singh has diverse experience of over 15 years with strong business exposure. Prior to Patni, Apoorva was with Infosys as Head of IMS in the EMEA region. Earlier, he worked with Solix/Emagia Corporation, MeraNet Private Limited, and Maruti Udyog Limited. Mr Singh holds a Bachelor’s Degree in Mechanical Engineering from G.B. Pant University, Uttarakhand and a Post Graduate Diploma in Marketing & Finance from IIM, Lucknow.

Mr. Robert Massie was one of the Members of our Executive Committee and served as an Executive Vice-President and the Head of Sales for North America until January 20, 2012. He holds a Master’s in Business Administration from the University of Maryland in College Park, Maryland, and earned his Bachelor of Science degree from Washington and Lee University in Lexington, VA.

He joined iGATE after leading IBM Software Group’s Global Industry Sales organizations for 9 years as a Vice-President of IBM’s Information Agenda team, where he was responsible for driving sales of software solutions that helped IBM customers in increasing their strategic business results through the innovative use of business analytics and information management capabilities. Prior to IBM, he spent eight years at Deloitte Consulting in Washington, D.C. where he led the payments technology practice. He has also directed the services and product development organizations for a financial services integration software provider, managed the credit card portfolio for a major trade finance organization, and held several branch banking roles for major U.S. retail banks. He has more than 20 years of sales, consulting and management experience in the IT industry with a focus on helping customers create incremental business value through industry-focused solutions. Mr. Massie resigned from the Company, effective January 20, 2012.

6B Compensation

During fiscal 2011, the aggregate annual compensation paid or payable by us and our subsidiaries to our executive directors and executive officers was approximately $18.7 million including $12.4 million of severance as described in table below:

Name	Amount in U.S.$	Equivalent amount in Other currencies
Narendra K Patni(1)	4,002,899
Jeya Kumar(2)	2,629,352	Rs.	123,290,318
Surjeet Singh(3)	4,501,750
Vijay Khare	400,018	Rs.	18,756,860
Satish Joshi	377,627	Rs.	17706932
Ajay Chamania	253,011	Rs.	11836681
Sunil Chitale	283,957	Rs.	13,314,757
Deepak Khosla	120,738	Rs.	5,661,423
Sanjiv Kapur	193,013	Rs.	9,050,379
V Mathivanan(4)	1,058,448	SGD	1,327,781
Derek Kemp	769,228	GBP	479,485
Naresh Lakhanpal(5)	1,199,222
Anil Gupta(6)	548,091	Rs.	25,699,969
Steve Correa(7)	592,281	Rs.	27,772,065
Manish Mehta(8)	454,186	Rs.	21,296,782
Niket Ghate(9)	575,827	Rs.	27,000,514
Rajiv Ranjan	102,023	Rs.	4,783,850
Apoorva Singh	157,104	Rs.	7,366,622
Ananth Nayak	170,240	Rs.	7,982,531
Srinivas Rao Kandula	136,391	Rs.	6,395,352
Suresh Anantha Narayanan	148,312	Rs.	6,954,336
Grand Total	18,673,717

(1)—includes severance of $3.4 million

(2)—includes severance of $1.9 million

(3)—includes severance of $4.1 million

(4)—includes severance of $0.7 million

(5)—includes severance of $0.9 million

(6) – includes severance of $0.4 million

(7) – includes severance of $0.4 million

(8) – includes severance of $0.2 million

(9) – includes severance of $0.4 million

Our independent directors on the board are each entitled to $40,000 annually in addition to actual boarding and lodging expenses and sitting fees for attending board and committee meetings.

In addition to the abovementioned commission, the following persons are entitled for an annual commission as under:

a) The Chairman of the Audit Committee: $10,000 per annum;

b) Members of the Audit Committee: $5,000 per annum;

c) The Chairman of Compensation & Remuneration Committee: $5,000 per annum; and

d) The Chairman of Shareholders’/Investors’ Grievance Committee: $5,000 per annum.

The Board of Directors, at its meeting held on 12 May 2011, has revised the compensation payable to the Independent Directors, as given below:

I) Base Compensation for each Independent Director	:	US$50,000 p.a.
II) Chairman of the Board of Directors	:	US$10,000 p.a.
III) Chairman of the each of the Committees of Directors	:	US$10,000 p.a.

•	The Compensation will be in the form of Commission as permitted under the provisions of the Companies Act, 1956.

•	The Commission be paid on quarterly basis in equal installments.

•	Overall Commission shall not to exceed 1% of the net profit of the Company.

•	Rs. 20,000 per meeting as sitting fees for the meetings attended.

In addition to the above, the Independent Directors are also eligible for stock option grants under the Company’s Stock Option Plan i.e. Patni ESOP 2003 (“Revised 2009”)

Provident Fund

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

Benefits

For the year ended December 31, 2011 and in 2010, we provided approximately $5.5 and $0.8 million, respectively, for pension, retirement or similar benefits to our founder directors.

Post employment benefit comprising of gratuity is not disclosed, since it is determined on actuarial valuation for the Company as a whole.

Options

Set forth below is information concerning outstanding options granted to directors and executive officers. The term of stock options granted to our directors and executive officers will expire on completion of five years from the date of vesting. As of January 31, 2012 our present directors and executive officers as a group were granted options under our Employee Stock Option Plan to exercise 100,500 Equity linked options, 30,060 Restricted Stock Units (RSU’s) and 27,120 ADR linked options on the following terms:

Name	Exercise Price Per Share	Number of Shares under Option		Expiration Date
Mr. A. Duggal	458/455/471/2	5,000/5,000/5,000/4,000	(1)	2012/2013/2016/2017	(1)
Mr. V. Bhandari	Rs 471/2	20,000/4,000	(2)	2016/2017	(2)
Mr. Jai S Pathak	Rs. 2	4,000	(3)	2017	(3)
Mr. S. Joshi	Rs. 145/338/2	15,500/50,000/2,660	(4)	2012/2012/2015	(4)
Mr. D. Kemp	$18.40/Rs. 4/4	20,000#/4,000#/3,120 #	(5)	2015/2016/2016	(5)
Mr. Ananth Nayak	Rs. 2	7,000	(6)	2018	(6)
Mr. Apoorva Singh*	Rs. 2	8,400	(7)	2016	(7)

#	ADR linked Options
*	Former executive
(1)

In respect of first, second and third grants, options will vest in four equal installments, i.e. 25% each year and expiry date in respect of said three grants will be from 2012 to 2015, 2013 to 2016, and 2016 to 2019 respectively. In respect of the last grant, the options will vest in three installments, i.e. 30%, 30% and 40% each year, and expiry date in respect of the said grant will be from 2017 to 2019. He has exercised all other vested options out of the total options granted to him so far.
(2)	In respect of the first grant, options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of said grant will be from 2016 to 2019. In respect of the last grant, the options will vest in three installments, i.e. 30%, 30% and 40% each year, and expiry date in respect of the said grant will be from 2017 to 2019. He has exercised all other vested options out of the total options granted to him so far.
(3)	The options will vest in three installments, i.e. 30%, 30% and 40% each year, and expiry date in respect of the said grant will be from 2017 to 2019.
(4)	Expiry date in respect of the first grant is September 2012. In respect of the second grant, 25,000 options will expire in October 2012 and balance 25,000 will expire in October 2013. Expiry date in respect of the last grant will be January 2015. He has exercised all other vested options out of the total options granted to him so far.
(5)	In respect of the first grant, options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of the said grant will be from 2015 to 2018 and in respect of the second grant, the options will vest in three installments, i.e. 30%, 30% and 40% each year, and expiry date in respect of the said grant will be from 2016 to 2018. In respect of the last grant, the options will vest in full at the end of first year and it will expire in 2016.
(6)	Out of 7,000 options, 3,000 options will expire at March 2017 and balance 4,000 will expire at March 2018. He has exercised all other vested options out of the total options granted to him so far.
(7)	Ceased to be the member of Executive Committee. The options will expire in 2016.

6.C. Board Practices

Board Composition

As per the provisions of the Articles of Association of the Company, our Board shall be comprised of not less than three directors and not more than twelve directors. The Board currently consists of six directors.

Mr. Gajendra K. Patni and Mr. William Grabe resigned as directors of the Company with effect from February 8, 2011. Mr. Phaneesh Murthy was appointed as Director, not liable to retire by rotation, with effect from February 8, 2011 and Mr. Shashank Singh was appointed as a Director of the Company with effect from February 8, 2011.

Mr. Narandra K Patni, Mr. Ashok K Patni, Mr. Louis Theodoor van den Boog, Mr. Jeya Kumar, Mr. Pradip Shah, Mr. Ramesh Venkateswaran, Dr. Michael Cusumano and Mr. Pradip Baijal resigned as Directors of the Company with effect from May 12, 2011.

Mr. Jai S Pathak and Mr. Goran Lindahl were appointed as Director of the Company with effect from May 12, 2011.

Mr. Phaneesh Murthy was appointed as a Managing Director with designation of “Chief Executive Officer and Managing Director” with effect from. May 12, 2011 for the term of five years by the Board of Directors of the Company and was subsequently the said appointment was approved by the shareholders at their meeting held on June 29, 2011 and also by the Central Government as required under Section 269 of the Indian Companies Act, 1956 and other applicable provisions.

Pursuant to the provisions of the Articles of Association, two thirds of the total Board of Directors of the Company will retire by rotation but be eligible for reappointment. Out of this two-thirds, one-third will be retiring at every Annual General Meeting but eligible for re-election can be reappointed at such AGM. Accordingly, Mr. Jai S Pathak’s term of office expires in 2013, but he is eligible for reappointment. Mr. Arun Duggal’s term of office expires in 2013, but he is eligible for reappointment. Mr. Vimal Bhandari’s term of office expires in 2014, but he is eligible for reappointment. Mr. Shashank Singh’s term of office expires in 2012, but he is eligible for reappointment. Mr. Goran Lindahl’s term of office expires in 2012, but he is eligible for reappointment.

For information regarding our board, see “Item 6.B.—Compensation—“Service Agreements” above.

Board Committees

Audit Committee

The present members of the Audit Committee are Mr. Arun Duggal (Chairman), Mr. Vimal Bhandari (Member), and Mr. Jai S Pathak (Member). The primary objective of the Audit Committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process by our management, including the internal auditors and reviews the processes and safeguards employed by each. In addition our Audit Committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, audit process, and process for monitoring the compliance with related laws and regulations. The Audit Committee recommends to our Board of Directors the appointment, reappointment and if required the replacement or removal of our independent auditors and fixation of audit and non-audit fees.

Compensation and Remuneration Committee

The present members of our Compensation and Remuneration Committee are Mr. Vimal Bhandari (Chairman), Mr. Arun Duggal (Member), and Mr. Jai S Pathak (Member). The Committee has overall responsibility for approving and evaluating compensation plans, policies and programs of the CEO and senior management of the Company. The Committee shall make recommendations to the Board on Stock Option plans for all employees. The Committee shall also facilitate the recommendation of compensation for Board members.

Shareholders’/ Investors’ Grievances Committee

The present members of the Shareholders’/ Investors’ Grievances Committee are Mr. Shashank Singh (Chairman), Mr. Vimal Bhandari (Chairman), and Mr. Jai S Pathak (Member). The Shareholders’/ Investors’ Grievances Committee, inter alia, looks into redressal of shareholders’ and investors’ complaints, issue of duplicate/split/consolidated share certificates, if any.

Nominating & Governance Committee

The present members of the Nominating & Governance Committee members are Mr. Jai S Pathak (Chairman), Mr. Vimal Bhandari (Member), Mr. Arun Duggal (Member). The Committee was constituted, inter alia, to develop and recommend to the Board a set of corporate governance guidelines applicable to the Company and to facilitate the evaluation of the Board and its committees

6.D. Employees

For a description of our employees, see “Item 4.B. Information on the Company—Business Overview—Human Resources.”

6.E. Share ownership

For the total number of equity shares, ADSs and options to purchase equity shares and ADSs for each director and executive officer as of December 31, 2011, see “Item 7. Major Shareholders and Related Party Transactions” and “Item 6.B. Directors, Senior Management and Employees—Compensation—Options”.

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

As of January 31, 2012, options to purchase 1,385,396 equity shares were outstanding.

Details regarding various grants to employees and directors are set out below:

Description of Grant	No. of options granted			Exercise Price		No. of options Vested			Shares allotted (including underlying shares allotted pursuant to exercise of ADR Linked Options) up to January 31, 2012 pursuant to exercise of options
	Equity Linked	ADR Linked	RSUs			Equity Linked	ADR Linked	RSUs
Grant as on September 1, 2003 to employees	2,743,400	—	—		145	46,998	—	—	2,078,774
Grant as on July 1, 2004 to certain of our directors	100,000	—	—		254	—	—	—	85,000
Grant as on October 1, 2004 to employees	2,758,232	—	—		338	174,879	—	—	1,370,051
Grant as on April 1, 2005 to employees and directors	190,000	—	—		381	6,750	—	—	56,500
Grant as on October 1, 2005 to employees	670,710	—	—		451	162,465	—	—	45,729
Grant as on January 2, 2006 to employees	288,000	—	—		493	37,500	—	—	11,000
Grant as on April 1, 2006 to employees and directors	345,000	—	—		458	45,000	—	—	5,700
Grant as on May 5, 2006 to employee	350,000	—	—		376	—	—	—	350,000
Grant as on July 1, 2006 to employees and directors	170,000	—	—		336	—	—	—	165,000
Grant as on October 3, 2006 to employees	840,750	—	—		385	198,526	—	—	137,765
Grant as on April 2, 2007 to employees	191,000	129,000	—	375/$	22.35	2,750	62,500	—	17,500
Grant as on April 24, 2007 to directors	30,000	—	—		455	5,000	—	—	—
Grant as on November 26, 2007 to employees	—	25,000	—		$15.09	—	—	—	—
Grant as on January 2, 2008 to employees	657,000	—	—		331	186,225	—	—	259,425
Grant as on January 2, 2008 to employees	—	152,950	—		$16.56	—	48,136	—	20,478
Grant as on November 25, 2008 to employees & Director	—	—	596,000		2	—	—	—	596,000
Grant as on November 25, 2008 to employees & Director	350,000	—	—		112	—	—	—	350,000

Description of Grant	No. of options granted				Exercise Price		No. of options Vested			Shares allotted (including underlying shares allotted pursuant to exercise of ADR Linked Options) up to January 31, 2012 pursuant to exercise of options
	Equity Linked	ADR Linked		RSUs			Equity Linked	ADR Linked	RSUs
Grant as on January 8, 2009 to employees	—	20,000		—		$5.50	—	—	—	—
Grant as on March 10, 2009 to employees	1,500,000	—		350,000		106/2	—	—	—	1,850,000
Grant as on July 6, 2009 to employees	—	203,905	#	1,072,890		2/4	—	—	37,471	1242,564
Grant as on August 26, 2009 to employees	119,600	175,000		—	451/$	18.40	3,500	13,750	—	57,500
Grant as on November 03, 2009 to employees	—	15,000		—		$19.35	—	7,500	—	—
Grant as on February 10, 2010 to directors	55,000	2,500		—	471/$	20.78	6,250	—	—	—
Grant as on March 3, 2010 to employees	—	10,000	#	90,000		2/4	—	—	—	33,000
Grant as on August 2, 2010 to employees	—	4,000	#	43,000		2/4	—	1,200	900	40,000
Grant as on October 1, 2010 to employees & directors	—	125,515	#	553,910		2/4	—	3,840	34,030	560,090
Grant as on November 1, 2010 to employees	—	—		60,000		2	—	—	—	—
Grant as on December 10, 2010 to employees	—	—		12,000		2	—	—	—	3,600
Grant as on December 21, 2010 to employees	—	—		6,000		2	—	—	—	1,800
Grant as on June 29, 2011 to Directors	—	—		12,000		2	—	—	—	—
Grant as on October 19, 2011 to employees	—	4,125	#	—		4	—	—	—	—
Grant as on January 27, 2012 to employees	—	2,250	#	—		4	—	—	—	—

#	ADR linked RSUs

Our shareholders at the annual general meeting held on June 21, 2006 approved an amendment to the Patni ESOP 2003 to enable the Company to issue up to 2,000,000 ADR linked options to the employees of the Company as well as its subsidiaries. Accordingly, the amended plan, i.e., “Patni ESOP 2003- Revised 2006” came into force with effect from June 21, 2006.

Further, at the annual general meeting held on June 26, 2008, our shareholders approved a modification/repricing of the terms of options to enable the Company to issue Restricted Stock Units (“RSUs”) at an exercise price of Rs. 2 each. Accordingly, the amended plan, i.e., “Patni ESOP 2003 (Revised 2008) came into force with effect from June 26, 2008.

Pursuant to the Patni ESOP Plan, we have granted options to the employees and Directors (excluding promoters) of the Company and its subsidiaries from time to time. The limit of 11,142,085 equity shares, as approved earlier by our shareholders, is almost exhausted due to the grant of options from time to time. In view of the same, our shareholders, at the 31st Annual General Meeting held on June 25, 2009, had approved the resolution in which our Board of Directors have authorized on behalf of the Company to issue and allot additional 8,000,000 Equity Shares of nominal value of Rs. 2/- (Two) each to the permanent employees of the Company (including Executive and Non-Executive Directors but excluding the Promoter Directors) under the “Patni ESOP 2003 (Revised 2009) Plan” created by the Company for the benefit of the employees, inter alia, on the terms and conditions as set out in the said Patni ESOP Plan. It was further resolved by the shareholders that options granted to Non-Executive Directors, including Independent Directors, shall not exceed 150,000 options in a financial year and in aggregate shall not be more than 1,500,000 under the said Patni ESOP Plan.

Options have been granted with an exercise price equal to the fair market value of the equity shares on the date of grant of the options or at an exercise price of Rs 2/- per share. The options we have granted vest in a graded manner from one to four years and expire at the end of five years from the date of vesting.

Typically, all the options which we have granted so far would expire at the end of five years from the date of its respective vesting.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

The following table provides information relating to the beneficial ownership of our equity shares (directly or in the form of ADSs) as of January 31, 2012 by:

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

The number and percentage of shares beneficially owned are based on 135,528,943 equity shares outstanding as of January 31, 2012:

Directors and Executive Officers	Number of Equity Shares	% of outstanding equity shares
Mr. A. Duggal	4,550	0.0
Mr. Vimal Bhandari	2,600	0.0
Mr. S. Joshi	82,143	0.1
Mr. V. Khare	20,775	0.0
Mr. S Chitale	1,106	0.0
Mr. A Nayak	9,923	0.0
All Directors and Executive Officers as a Group	121,097	0.1
5% Shareholders
Pan-Asia iGATE Solutions(1)	95,339,768	70.3
iGATE Global Solutions Limited(2)	14,750,947	10.9
Suffolk (Mauritius) Limited	8,439,737	6.2

Total	118,651,549	87.6

(1)	Includes 20,161,867 ADSs representing 20,161,867 equity shares held by The Bank of New York as depositary. Pan-Asia iGATE Solutions owns 75,177,901 of our equity shares directly and 20,161,867 ADSs, each one of which represents one equity share. Pan-Asia iGATE Solutions is a subsidiary of iGATE Corporation.
(2)	iGATE Global Solutions Limited holds 14,750,947 equity shares of the Company and is a subsidiary of iGATE Corporation.

As otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons.

As of January 31, 2012, approximately 44.5% of our equity shares were held in the names of 36,192 record holders with registered addresses in India. As of January 31, 2012, there were 13 U.S. holders of record with registered addresses in the U.S. who accounted for 0.01% of our equity shares.

On January 10, 2011, the Purchasers, announced, that they had entered into definitive agreements to purchase shares representing in the aggregate 63% of our current equity capital held by our major shareholders, comprising the previous Promoter group (Mr. Narendra Patni, Mr. Gajendra Patni and Mr. Ashok Patni along with their respective relatives) and General Atlantic Mauritius Limited (“PE Investor”), at a purchase price of Rs. 503.50 ($11.3) per share. Additionally, on January 11, 2011, the Purchasers made a public announcement for an open offer to acquire an additional 20.6% of our equity capital in accordance with the requirements under the Takeover Code, and the tender offer requirements under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission.

Upon the completion of abovementioned acquisition transaction, the Acquirers, along with iGATE Corporation, acquired 62.1% of the equity share capital of the Company from the “Previous Promoter Group and M/s. General Atlantic Mauritius Limited (“PE Investor”) and further 20.3% from public shareholders of the Company by way of mandatory tender offer in accordance with Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 at a price of Rs. 503.50 per share.

Pursuant to this acquisition transaction, the Purchasers now own up to 81.2% of our equity capital.

7.B. Related party transactions

Name of the related party and Relationship

A] Principal owners of the enterprise

(w.e.f. 12 May 2011)

1] iGATE Corporation

2] iGATE Holding Corporation

3] iGATE Technologies Inc.

4] Pan-Asia iGATE Solutions, (Mauritius)

5] iGATE Global Solutions Limited

(ceased to be related party w.e.f. 12 May 2011)

General Atlantic Mauritius Limited

B] Affiliates

(w.e.f. 12 May 2011)

Mascot Systems GMBH

(ceased to be related party w.e.f. 12 May 2011)

1] PCS Technology Limited and its subsidiaries

2] Ashoka Computer Systems Private Limited

3] PCS Cullinet Private Limited

4] PCS Finance Private Limited

5] Ravi & Ashok Enterprises

C] Others

Employees

Nature of the transaction	Principal owners of the enterprise	Affiliates	Others	Total
	(dollars in thousands)
May 16, 2011 through December 31 2011(Successor):
Revenue:
Sales and service income	$5,203	$830	$—	$6,033
Cost of revenue:
Purchase of services	1,307	—	—	1307
Other services	50	—	—	50
Selling, general and administration expenses:
Rent and other expenses	321	—	—	321
Purchase of services*	20,220	—	—	20,220
Share based compensation	773	—	—	773
Other services	168	—	—	168
Other transactions:
Purchase of Property and equipment	196	—	—	196
January 1, 2011 through May 15, 2011 (Predecessor):
Revenue:
Sales and service income	153	—	—	153
Selling, general and administration expenses:
Rentals and other incidental charges	—	52	—	52
For the year ended December 31, 2010 (Predecessor):
Revenue:
Sales and service income	403	—	—	403
Selling, general and administration expenses:
Rentals and other incidental charges	—	95	—	95
For the year ended December 31, 2009 (Predecessor):
Revenue:
Sales and service income	417	—	—	417
Selling, general and administration expenses:
Rentals and other incidental charges	—	75	—	75
Balances at 31 December 2011 (Successor):
Receivables from related parties
Accounts receivable	4,835	59	—	4,894
Unbilled Revenue	1,528	—	—	1,528
Advances	1,750	—	—	1,750
Payable to related parties
Accounts payable	5,906	—	—	5,906
Due from employees	—	—	589	589
Balances at 31 December 2010 (Predecessor):
Receivables from related parties
Accounts receivable	65	—	—	65
Outstanding security deposits under operating leases	—	39	—	39
Payable to related parties
Amounts payable—lease obligation	—	64	—	64
Due from employees	—	—	1,087	1,087

*	In August, 2011, Patni Americas Inc. has entered into an agreement for sales and administrative support service with iGATE Technologies Inc. As per the terms of an agreement, iGATE Technologies Inc. will charge a sum of $49 million per annum for sales and marketing services rendered. In the month of August 2011, Patni America Inc has transferred 130 employees along with their liability (amounting to $3.7 million) to iGATE Technologies.

Commission to Directors

The Company has recorded an amount of $0.4 million as commission for Mr G.K.Patni and Mr A.K.Patni (included in selling, general and administrative expenses) for the year ended December 31, 2009.

Deposit Agreements

We have entered into a deposit agreement with The Bank of New York Mellon, or the depositary, and the owners of and beneficial owners of ADSs dated July 15, 2002, (the “First Depository Agreement”) pursuant to which we have deposited 20,161,867 equity shares with the depositary. The depositary has executed and delivered to General Atlantic 20,161,867 ADSs representing such equity shares. The holders of ADSs can, at any time, convert their ADSs into equity shares. Each ADS represents one (1) equity shares.

On January 10, 2011, a Securities Purchase Agreement was entered by Pan-Asia iGATE Solutions with General Atlantic Mauritius Limited for the acquisition of 20,161,867 ADSs representing 20,161,867 equity shares. Upon execution of said agreement, Pan-Asia iGATE Solutions acquired 20,161,867 ADSs representing 20,161,867 equity shares being held by the Bank of New York Mellon as a Depository under the First Depository Agreement. Under the First Depository Agreement, we agreed to pay the fees, reasonable expenses and out-of-pocket charges of the depositary in accordance with agreements entered into in writing between us and the depositary. We have also entered into a deposit agreement with The Bank of New York Mellon, or the depositary, and the owners and holders of ADRs dated December 7, 2005, (the “Second Depository Agreement”) for deposit of equity shares of the Company from time to time with the depositary or with the custodian as agent of the depositary for the purposes set forth in the Second Deposit Agreement, for the creation of ADSs representing the equity shares so deposited and for the execution and delivery of ADRs evidencing the ADSs. Each ADS represents two (2) equity shares.

7.C. Interests of experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated Statements And Other Financial Information

The following financial statements and auditors’ report for fiscal 2011 appear under Item 18 in this Annual Report:

•	Reports of Independent Registered Public Accounting Firms.

•	Consolidated Balance Sheets as of December 31, 2011 (Successor) and 2010 (Predecessor).

•

Consolidated Statements of Income for the period from May 16, 2011 through December 31, 2011 (Successor), the period from January 1, 2011 through May 15, 2011, the years ended December 31, 2010 and 2009 (Predecessor).

•

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the period from May 16, 2011 through December 31, 2011 (Successor), the period from January 1, 2011 through May 15, 2011, the years ended December 31, 2010 and 2009 (Predecessor).

•

Consolidated Statements of Cash Flows for the period from May 16, 2011 through December 31, 2011 (Successor), the period from January 1, 2011 through May 15, 2011, the years ended December 31, 2010 and 2009 (Predecessor).

•	Notes to the Consolidated Financial Statements .

Amount of Export Sales

For the year ended December 31, 2011, we generated $301.8 million (40%) out of $759.3 million, from the export of services out of India.

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

9.A. Offer and listing details

Our equity shares have been listed and traded on the Bombay Stock Exchange Limited, or BSE, and the National Stock Exchange of India Limited, or NSE, since February 25, 2004. The prices for equity shares as quoted in the official list of each of the Indian Stock Exchanges are expressed in rupees. Our ADSs evidenced by American Depositary Receipts, or ADRs, are traded in the United States on the New York Stock Exchange, or NYSE. Our ADSs commenced trading on the NYSE on December 8, 2005. Each ADS represents two equity shares. The number of our outstanding equity shares (including the underlying shares for ADSs) as of January 31, 2012, was 135,528,943. As of January 31, 2012, there were 20,161867 privately placed ADSs (representing 20,161,867 equity shares) and 2,174,899 ADSs outstanding (representing 4,349,798 equity shares).

The table below sets forth, for the periods indicated, the reported high and low quoted prices of our shares on the BSE, NSE and the NYSE: (source www.bseindia.com, www.nse-india.com, www.nyse.com ,www.federalreserve.gov)

	BSE		NSE		NYSE
	High $	Low $	High $	Low $	High $	Low $
Year ended
2011	10.97	5.26	10.94	5.42	21.62	10.91
2010	13.69	8.90	13.71	8.86	28.33	18.11
2009	10.82	1.94	10.74	1.94	21.93	4.25
2008	8.55	2.28	8.52	2.28	16.94	4.58
2007	13.96	7.62	14.59	7.55	28.30	14.59
2011
First Quarter	10.44	9.89	10.67	9.60	21.50	19.57
Second Quarter	10.97	6.88	10.94	6.74	21.62	13.68
Third Quarter	7.86	5.42	7.86	5.42	15.42	10.91
Fourth Quarter	8.89	5.26	8.91	5.51	17.70	10.99
2010
First Quarter	12.94	9.53	12.96	9.51	26.41	18.49
Second Quarter	13.69	10.31	13.71	10.67	28.33	21.25
Third Quarter	13.46	8.90	11.97	8.86	24.59	18.11
Fourth Quarter	11.37	9.31	11.36	9.26	22.51	19.02
Month ended
August 2011	7.18	5.42	7.18	5.42	14.82	10.91
September 2011	6.27	5.49	6.20	5.32	12.81	11.11
October 2011	7.24	5.26	7.30	5.51	14.35	10.99
November 2011	8.86	6.18	9.00	6.28	17.70	13.19
December 2011	8.89	7.21	8.91	8.14	17.61	16.01
January 2012	10.15	8.94	10.15	8.94	19.23	16.68
February 2012	10.03	9.30	10.09	9.18	19.56	18.35
Through March 09, 2012	9.78	9.08	9.77	9.06	19.48	19.02

9.B. Plan of distribution

Not applicable.

9.C. Markets

Trading Practices and Procedures on the Indian Stock Exchanges

Stock Exchange Regulation

The stock exchanges in India are regulated by the SEBI, and the Capital Markets Division, Department of Economic Affairs, Ministry of Finance, the Government of India under the Securities Contracts (Regulation) Act, 1956, as amended, (“SCRA”), and the Securities Contracts (Regulation) Rules, 1957, as amended, (“SCRR”). The SCRA and the SCRR, together with the rules, by-laws and regulations of the respective stock exchanges, regulate the recognition of stock exchanges, the qualifications for membership thereof and the manner in which contracts are entered into and enforced between members of such stock exchanges.

The main objective of the SEBI is to promote the development of and regulate the Indian securities markets and protect the interests of investors. The SEBI Act granted the SEBI the powers to regulate the business of the Indian securities markets, including stock exchanges and other financial intermediaries, promote and monitor self-regulatory organizations, prohibit fraudulent and unfair trade practices and insider trading, and regulate substantial acquisitions of shares and takeovers of companies. The SEBI has also issued regulations concerning minimum disclosure requirements by public companies, rules and regulations concerning investor protection, buybacks of securities, employee stock option schemes, stockbrokers, merchant bankers, underwriters, mutual funds, foreign institutional investors, credit rating agencies and other capital market participants.

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

SEBI has issued detailed regulations concerning disclosures by public companies making a public offering of securities and investor protection. Previously, the Controller of Capital Issues of the Government of India regulated the prices at which companies could issue securities. The SEBI Regulations now permit companies to freely price their issues of securities in an initial public offering.

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

The shareholders of a listed company and the company itself are also subject to certain disclosure requirements pursuant to the terms of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, as amended. Pursuant to such requirements, any person holding more than 5% equity shares or voting rights in any listed company must disclose to the company the number of equity shares or voting rights held by such person, on becoming such a holder, within two working days of (a) the receipt of intimation (notice) of allotment of equity shares or (b) the acquisition or sale of equity shares or voting rights. Additionally, any change in such shareholding or voting rights in excess of 2% (even if such change results in the shareholding or voting rights falling below 5%) is required to be disclosed to the company within two working days of (a) the receipt of intimation (notice) of allotment of equity shares or (b) the acquisition or sale of equity shares or voting rights, as the case may be. The company is also required to disclose such information received from its shareholders within two working days of the receipt of such information to the stock exchanges on which the company’s equity shares are listed.

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

Market Wide Circuit Breakers: Market wide circuit breakers are applied to the market for movement by 10%, 15% and 20% for two prescribed market indices, whichever is breached earlier: the BSE Sensex for the BSE, or the BSE Sensex, and the Nifty for the NSE, If any of these circuit breaker thresholds are reached, trading in all equity and equity derivatives markets nationwide is halted.

Price Bands: Price bands are circuit filters of up to 20% movements either up or down, and are applied to most securities traded in the markets, excluding securities included in the BSE Sensex and the NSE Nifty and derivatives products.

The National Stock Exchange of India Limited

The NSE was established by financial institutions and banks to provide nationwide on-line satellite linked screen-based trading facilities with market makers and electronic clearing and settlement for securities, including Government of India securities, debentures, public sector notes and units. Deliveries for trades executed “on-market” are exchanged through the National Securities Clearing Corporation Limited. The NSE commenced operations in the wholesale debt market and capital markets in 1994 and in derivatives in 2000. As of January 31, 2012, there were, 1,641 listed companies trading on the capital markets (equities) segment of the NSE. As of January 31, 2012, the market capitalization of the NSE was approximately Rs. 59,370.39 billion.

The Bombay Stock Exchange Limited

The BSE, established in 1875, is the oldest stock exchange in India and has evolved over the years into its present status as the premier stock exchange of India. BSE On-line Trading (“BOLT”) facilitates on-line screen based trading in securities. BOLT is currently operating in 25,000 Trader Workstations located across over 359 cities in India. Derivatives trading commenced on the BSE in 2000. Retail trading in government securities commenced in January 2003. As of January 31,2012, the BSE had 1,386 members, comprising 209 individual members, 1,150 Indian companies and 27 Foreign Institutional Investors (“FIIs”). Pursuant to the BSE (Corporatization and Demutualization) Scheme 2005 of SEBI, on August 19, 2005 the BSE was incorporated as a company under the Indian Companies Act. Only a member of the BSE has the right to trade in the stocks listed on the BSE. As of January 31, 2012 there were 5,115 listed companies trading on the BSE with an estimated total market capitalization of Rs. 60,593.47 billion.

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

From April 1, 2008, Securities Transaction Tax has been prescribed for following transactions:

Taxable Securities Transaction	Rate	Payable by
Sale of an option in Securities (payable on Option premium)	0.017%	Seller
Sale of option in securities, where option is exercised on settlement price	0.125%	Purchaser
Sale of futures in securities	0.017%	Seller

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

Below is a summary of some of the provisions of our Articles of Association. It is not, nor does it purport to be, complete or to identify all of the rights and obligations of our shareholders. The summary is qualified in its entirety by reference to our Memorandum and Articles of Association. See “Item 19. Exhibits — Exhibit 1.1” and “Item 19. Exhibits — Exhibit 1.2.

Our authorized share capital consists of 250,000,000 equity shares with a par value of Rs. 2 each. As of January 31, 2012, 135,528,943 equity shares were issued and outstanding and fully paid. On August 30, 2003 we effected a one for two stock split in the form of a stock dividend. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. Substantially all of our equity shares are in non-physical form.

Registration number and the objects of the Company

Our company registration number is 11-020127 (CIN L72200MH1978PLC020127). Under our Memorandum of Association, our main objects include, but are not limited to the following:

1.	To acquire and take over the Industrial and Import licenses concessions and privileges from Messrs. Ravi & Ashok Enterprises on payment of all costs, charges and expenses incurred by them.

2.	To manufacture, purchase, sell or otherwise transfer, lease, import, export, hire, license, use, dispose off, operate, fabricate, construct, distribute, assemble, design, charter, acquire, market, recondition, work upon or otherwise, generally deal in any electronic, electrical, mechanical and electromechanical product, machine, apparatus, appliance, custom products, merchandise, systems, software procedures, peripheral products, computers, tabulators, dataprocessing machines and systems and components thereof, electronic calculators, electric and electromechanical accounting systems, terminal products and systems, machines for registering data preparation, recording, perforating, tabulating, sorting printing, typewriting products which possess an internal intelligence for recognizing and co-relating any type of data or information to be processed recognition and memory systems, optical scanning machine transmission lines, transmission equipment, terminals, copying, reproducing and distributing machines, check signing, protecting and disbursing equipment machines for facsimile reproduction, facsimile transmission and word processions facilities and accessories and devices of all kinds, and for all purposes and any products and component parts thereof or materials or articles used in connection therewith, and any-all other machinery, appliance, apparatus, devices, materials, substances, business firms and supplies, articles or things of a character similar or analogous to the foregoing, or any of them or connected therewith.

3.	To establish, maintain and conduct training schools, courses and programmes in connection with the use, purchase, sale, import, export, license, distribution, design, manufacture or rental of the aforesaid types of machines, apparatus, appliances, systems and merchandise and of articles required in the use thereof or used in connection therewith.

4.	To carry on the business of developing, improving designing, marketing, selling and licensing software and program-products of any and all description.

5.	To carry on the business of electricians, electrical, electronic engineers and manufacturers of and dealers in electrical, mechanical, chemical, optical and electronic machines, appliances and apparatus of every description.

6.	To carry on the business of consultants in computers, computer-oriented systems all branches of computer science, civil, electrical, electronic, mechanical, chemical, optical, metallurgical and all other branches of engineering.

7.	To carry on business of consultancy services related to the preparation and maintenance of accounting, statistical, scientific or mathematical, information and reports, data conversion, data processing, programming, collecting, storing, processing and transmitting information and data of every kind and description, systems analysis and machine services for solving or aiding commercial, industrial, scientific and research problems and for all other related business.

8.	To carry on the business of advisers and consultants and collaborators on all matters and problems relating to the administration, organization, finance management, personnel, commencement or expansion of industry and business (including construction of plants and buildings production, purchases, sales marketing, advertisement, publicity, personnel export and import) and of institutions, concerns, bodies, associations (incorporated and unincorporated), departments and services of the government, public or local authorities, trusts, scientific research and development centres.

9.	To act as service organization or bureau for providing advise and services in various fields-general, administrative, secretarial, consultancy, commercial, financial, legal, economic, labour, industrial, public relations, scientific, technical, direct and indirect taxation and other levies, statistical, accountancy, quality control and data processing.

10.	To supply and provide, maintain and operate, design any engineering consultancy services applicable over the whole range of industry, trade, commerce and agriculture.

Board of Directors

Number of Directors

The Articles provide that our Board of Directors shall be comprised of not less than three directors and not more than twelve directors.

Notice of Board Meetings and Quorum

Under the Articles, subject to Section 287 of the Indian Companies Act, the quorum for a meeting of the Board of Directors shall be one-third of its total strength (excluding Directors, if any, whose places may be vacant at the time and any fraction contained in that one-third being rounded off as one), or two Directors, whichever is higher. Provided that where at any time the number of interested directors exceeds or is equal to two-thirds of the total strength, the number of remaining directors, that is to say, the number of directors who are not interested, present at the meeting being not less than two, shall be the quorum during such time.

If a quorum is not present on the date the board meeting is convened, it shall automatically stand adjourned to such other time as may be fixed by the Chairman.

The Secretary shall, and when directed by any Director to do so, convene a Meeting of the Board by giving a notice in writing to every other Director. The notice may be given in electronic mode.

Under our Articles, the Directors shall choose one of their members to be the Chairman of the Directors who shall hold such office until the Directors otherwise determine. If at any Meeting the Chairman of the Directors shall not be present at the time appointed for holding the same, the Directors present shall choose one of their members to be the Chairman of such Meeting.

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

Borrowing Powers

Subject to the provisions of Sections 58A, 292 and 293 of the Act and of these Articles, the Board may, from time to time at its discretion, by a resolution passed at a Meeting of the Board accept deposits from Members, either in advance of call or otherwise, and generally raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company provided however, where the moneys to be borrowed together with the moneys already borrowed (apart from temporary loans obtained from the Company’s bankers in the ordinary course of business) exceed the aggregate of the paid up capital of the Company and its free reserves (that is to say, reserves not set apart for any specific purpose) the Board shall not borrow such moneys without the consent of the Company in General Meeting.

Director Compensation

The remuneration of the Board of Directors and Executives, including the fees payable to the Directors of the Company in attending the Meeting of the Board or the Committees of the Board, shall be determined by the Board of Directors from time to time, subject to maximum limits prescribed by Section 310 of the Indian Companies Act.

Rotation and Retirement

Our Articles require that not less than two-thirds of the total number of Directors be persons whose period in office is determined by retirement by rotation. At every Annual General Meeting of the Company, one-third of the Directors who are subject to retirement by rotation must retire. A retiring Director is eligible for re-election.

The Board may appoint, from time to time, one or more of their members to be the Managing Director or Joint Managing Director or Whole time Director or Deputy Managing Director or Manager of the Company on such terms and on such remuneration as they may think fit. Such directors shall not while holding that office be subject to retirement by rotation or taken into account in determining the rotation of retirement of directors.

iGATE Corporation shall have the right to nominate the majority of Directors including the Managing Director of the Company if and so long as it along with its subsidiaries and affiliates hold not less than 26% of the issued equity Share Capital of the Company. Such Managing Director shall not be liable to retire by rotation.

Dividends

Subject to the provisions of Section 205 of the Indian Companies Act, the Board of Directors recommends the payment of a dividend which is then declared by the Company in a General Meeting. However, the Board of Directors is not obliged to recommend a dividend. Under our Articles and the Indian Companies Act, the Company may, at the Annual General Meeting, declare a dividend in an amount less than that recommended by the Board of Directors, but no dividends shall exceed the amount recommended by the Board.

The dividend recommended by the Directors, if any, and subject to the limitations described above, is required to be distributed and paid to shareholders in proportion to the paid up value of their shares as on the record date for which such dividend is payable within 30 days of the approval by the shareholders at the annual General Meeting. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the Shares during any portion or portions of the period in respect of which the dividend is paid. But if any Shares are issued on terms providing that they shall rank for dividend as from a particular date, such Shares shall rank for dividend accordingly.

Pursuant to the Articles, the Directors have discretion to declare and pay interim dividends without shareholder approval. As per the Articles, any dividend may be paid by cheque or warrant or by a pay slip or receipt having the force of a cheque or warrant sent through the post to the registered address of member or person entitled or in case of joint holder to that one of them first named in the Register in respect of the joint holder.

No unclaimed dividend shall be forfeited by the Board unless the claim thereto becomes barred by law and the Company shall comply with all the provisions of Section 205A of the Act in respect of unpaid or unclaimed dividend. The Indian Companies Act provides that any dividends that remain unpaid or unclaimed after the 30-day period referred to above must be transferred to a special bank account. We transfer any dividends that remain unclaimed for seven years from the date of such transfer to an Investor Education and Protection Fund created by the Indian Government. The proceeds of such funds are utilized to promote investor’s awareness and protection of investors’ interests. Following such transfer, such unclaimed dividends cannot be claimed. Neither we nor such fund shall be liable in respect of amounts transferred to such fund.

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

Issue of Additional Shares

The Indian Companies Act gives shareholders the pre-emptive right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a General Meeting of the shareholders. This special resolution must be approved by a number of votes which is not less than three times the number of votes against the special resolution. The offer must include: (a) the right, exercisable by the shareholders of record, to renounce all the shares offered or any of them in favor of any person; and (b) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted within this period, it is deemed to have been declined. The Board of Directors is authorized to distribute any new shares not purchased by the pre-emptive rights holders in the manner that it deems most beneficial to the company.

Annual General Meeting of Shareholders

The Company must convene an Annual General Meeting of shareholders subject to Section 166 and Section 210 of the Indian Companies Act. The Board may convene an Extraordinary General Meeting of shareholders whenever it thinks fit, or at the request of a shareholder or shareholders holding not less than 10% of our paid up capital carrying voting rights in regard to the matter in respect of which the request is made. Notice of the Annual General Meeting must be given in writing at least 21 days prior to the date of the Annual General Meeting. A Meeting may be called after providing a shorter notice subject to the provisions of Section 171(2) of the Indian Companies Act. Shareholders who are registered as such on the date of the General Meeting are entitled to attend and vote at the meeting.

The Annual General Meeting of shareholders must be held at our registered office or at another place within the city in which our registered office is situated.

Quorum

Our Articles provide that a quorum of a General Meeting is at least five members present in person. If a quorum is not present at the expiration of half an hour from the time appointed for holding the General Meeting, it shall be adjourned to same day in the next week. If that day is a public holiday until the next succeeding day which is not a public holiday at the same time and place or to such other day at such other time and place in the same city in which the registered office of the Company is situated, as the Board may determine. The shareholders who are present at the adjourned Meeting shall constitute the quorum.

Voting Rights

At any General Meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding not less than 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs. 50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders.

Any shareholder may appoint a proxy. The instrument appointing a proxy must be delivered to us at least 48 hours prior to the meeting. The instrument appointing a proxy shall not be valid after the expiration of 12 (twelve) months from the date of its execution. A proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll.

Ordinary resolutions may be passed by a simple majority of those present and voting at any General Meeting for which the required period of notice has been given. [However, specified resolutions such as amendments to the Articles and the Memorandum, commencement of a new line of business, the waiver of the pre-emptive rights for the issue of any new shares and a reduction of share capital, require that votes cast in favor of the resolution, whether by show of hands or poll, are not less than three times the number of votes, if any, cast against the resolution by members so entitled and voting.

Further, the Indian Companies Act and Companies Act (Passing of the Resolution by Postal Ballot) Rules, 2011 require certain resolutions such as those listed below to be voted on only by a postal ballot:

•	amendments of the memorandum of association to alter the objects of the company;

•	change in the registered office of the company under Section 146 of the Indian Companies Actt;

•	alteration of the articles of association in relation to insertion of provisions defining private company;

•	the issue of shares with differential rights with respect to voting, dividend or otherwise;

•	the sale of the whole or substantially the whole of an undertaking of the company;

•	providing loans, extending guarantees or providing a security in excess of the limits prescribed under Section 372A of the Indian Companies Act;

•	varying the rights of the holders of any class of shares or debentures or other securities;

•	the election of a director by minority shareholders; and

•	the buy-back of shares.

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

We are required to maintain a register of shareholders at our registered office. The register and index of beneficial owners maintained by a depository under the Depositories Act, 1996 is deemed to be an index of members and register and index of debenture holders. We recognize as shareholders only those persons who appear on our register of shareholders and do not recognize any person holding any share or part of it upon any trust, express, implied or constructive, except as permitted by law or as ordered by a Court of competent jurisdiction. In the case of shares held in physical form, we register transfer of shares on the register of shareholders upon receiving the share transfer form duly complete in all respects accompanied by a share certificate or if there is no certificate, the letter of allotment in respect of shares to be transferred together with duly stamped transfer forms. In respect of electronic transfers, the depositary transfers shares by entering the name of the purchaser in its books as the beneficial owner of the shares. We then enter the name of the depositary in our records as the registered owner of the shares. The beneficial owner is entitled to all the rights and benefits as well as the liabilities with respect to the shares that are held by the depositary.

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

Under the Indian Companies Act, a company must file the above documents with the Registrar of Companies within 30 days after the date of the annual General Meeting, Under the listing agreement, copies of the statutory and director’s annual reports, balance sheets and profit and loss accounts and other special reports are required to be sent to the stock exchanges as soon as they are issued. A company is also required to file with the stock exchanges a compliance report on a quarterly basis, within 21 days from the end of the quarter incorporating, inter alia, the shareholding pattern. The listing agreement also requires companies to furnish to the stock exchange unaudited quarterly and semi-annual financial results of operations and publish such information in at least one English language newspaper.

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

TAKEOVER CODE

Effective October 23, 2011, the Securities and Exchange Board of India (“SEBI”) notified the Securities and Exchange Board of India (Substantial Acquisitions of Shares and Takeovers) Regulations, 2011 (New Takeover Code).

Some of the important changes that the New Takeover Code introduced and their implications are:

1.	Threshold limit: Acquisitions of 25% or more in the target Indian listed company (Target) will now trigger open offer requirements of the Takeover Code. The Earlier Code prescribed a threshold of 15%.

2.	Triggered offer size: Open offers made pursuant to a substantial acquisition of the Target would have to be for 26% of the Target’s share capital as against the minimum 20% requirement under the Earlier Code. Further, under the New Takeover Code, any takeover offer now has the potential to lead to acquisition of more than 51% shareholding by the acquirer (assuming full acceptance of the open offer by the public shareholder).

3.	Voluntary offers: Offers that are not triggered by an acquisition are to be made for a minimum of 10% of the total share capital of the company but are capped at 75% (to align with the minimum public shareholding requirement applicable to listed companies). If a competitive bid is made, the offer size may be increased to 100%. The New Takeover Code has given recognition to voluntary offers and has also recognized that such offer cannot be subject to the similar minimum open offer size.

4.	Creeping up to 75%: 5% consolidation of shareholding in a financial year (on gross basis) is to be allowed up to 75% for shareholders holding 25%. The increase in maximum limit of consolidation by way of creeping acquisition to 75% has clarified the uncertainty in relation to the erstwhile provisions allowing a one-time 5% acquisition up to 75% and will now enable stakeholders to exercise the creeping limits up to the maximum non-public shareholding limit.

5.	Effecting the agreement: Execution of the terms of the agreement triggering the open offer will be allowed after expiry of 21 working days, if 100% of the consideration payable pursuant to the offer is deposited in escrow.

6.	Timeline: A short public announcement is to be made on date of entering into agreement. The overall timeline would be substantially reduced. However, this would be subject to other regulatory approvals, including approval from the Competition Commission of India, if applicable. This revised time limit is an attempt to reduce the time taken in relation to the open offer process. However, whether or not this will be practically feasible would depend on the uncertainties that will surround initial open offers under the New Takeover Code and decision making involved in SEBI and also receipt of other statutory approvals in relation to the open offers.

7.	Competitive offers: Competitive offers have to be made within 15 days of the detailed public statement (which follows a short public announcement describing the acquisition). There has been a departure in SEBI’s actions from those mentioned in its 28 July 2011 press release approving the TRAC recommendations (Press Release). While the Press Release mentioned acceptance of the TRAC recommendations that permitted the successful bidder in a competitive offer to acquire shares of other bidder(s) after the offer period without attracting open offer obligations, the New Takeover Code does not include this provision.

8.	Control: The concept of control has been retained and it has been clarified that a director or officer shall not be considered to be in control merely by holding such position.

9.	Change in Control: The exemption from Open Offer requirement available in case of change in control without acquisition of substantial shares, through a special resolution by postal ballot process, has been withdrawn and now the only route available for change in management and control is through the Open Offer to the shareholders of the Target. This is in contrast with the Earlier Code which provides for change in control through a special resolution passed by way of postal ballot.

10.	Exemptions relating to rights issues: The New Takeover Code provides exemptions from Open Offer requirement in case of acquisition of shares of the Target upon a shareholder subscribing to shares up to their entitlement in a rights issue. An exemption is also available to all shareholders for acquiring shares beyond their entitlement subject certain pricing restrictions.

11.	Mode of payment: The New Takeover Code provides clarity on the use of securities as an alternate mode of payment of consideration. These provisions provide much needed clarity for exchange offers.

12.	Indirect acquisitions: A separate announcement and pricing requirements have been specified for indirect acquisitions. However, where the Target’s:

(a)	net asset value;

(b)	proportionate sales turnover; or

(c)	proportionate market capitalization;

as a percentage of the:

(i)	consolidated net asset value;

(ii)	consolidated sales turnover; or

(iii)	enterprise value, respectively;

is more than 80%, the indirect acquisition will be regarded as a direct acquisition and timing, pricing and other provisions applicable to direct acquisitions will have to be complied with accordingly. Thus, while there are separate provisions for direct and indirect acquisitions, direct acquisitions merely structured to appear as indirect are treated as direct acquisitions for the purposes of the New Takeover Code.

13.	Non-compete fee: Payment of a non-compete fee to promoters is now disallowed. This has always been a contentious issue despite a clear regulation relating to non-compete fee in the Earlier Code. However, the New Takeover Code does not contemplate an exemption relating to payment of non–compete fee to promoters and requires parity in the exit price offered to the promoters and public shareholders.

14.	Target Company obligations: Obligations of the Target include providing of reasoned recommendations on the open offer to its shareholders by a committee of independent directors. While the provision for such recommendation in relation to the offer by the board of Target existed in the Earlier Code it has now been made mandatory.

15.	Delisting Offer: No voluntary delisting offer is permissible for 12 months from date of open offer pursuant to which maximum permissible non-public shareholding was breached. This implies that unless the requirement under the SCRR in relation to minimum public shareholding of 25% is complied with, no delisting offer can be made.

16.	Repealed Regulations still relevant: Offers for which public announcement has been made under the repealed regulations shall be required to be continued and completed under the repealed regulations.

17.	Consequent changes to the Listing Agreements: Clause 35 of the Listing Agreements have been amended to capture the details of convertible securities held by the promoter and promoter group and entities holding more than 1% of the issued capital of the Target. Further, the Listing Agreements have been amended requiring appropriate disclosures by entities holding more than 5% of the issued capital of the Target.

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

10.D. Exchange Controls

Investments by non residents in resident entities through transfer or issue of securities is regulated under the Foreign Exchange Management Act, 1999 and regulations framed thereunder. The Department of Industrial Policy and Promotions (Ministry of Commerce and Industry) makes policy pronouncements on FDI though Press Notes/Press Releases which are duly notified by the Reserve Bank of India. The Government has now introduced the new Foreign Direct Investment Policy which consolidates, subsumes/supersedes all prior press releases/notifications on FDI. The Policy is to be updated every 6 months to capture and keep pace with the regulatory changes. The current Consolidated FDI Policy issued by the Department of Industrial Policy & Promotion is effective from 1st October 2011. Investments can be made by non-residents in shares/fully, compulsory and mandatorily convertible debentures/ fully, compulsory and mandatorily convertible preference shares of an Indian Company. Foreign investment (financial contribution to the equity capital of the company) are of two kinds: (i) Foreign Direct Investment; and (ii) Foreign Portfolio Investment.

Foreign Direct Investment

Issue of Shares: Subject to certain conditions, under current regulations, foreign direct investment in most industry sectors does not require prior approval of the Foreign Investment Promotion Board or the Reserve Bank of India if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements and reporting requirements. Foreign investment of up to 100% of share capital is currently permitted in the IT industry. Indian companies in the IT Sector are also free to issue Bonus/Rights shares to existing non-resident shareholders. The Company is also allowed to issue shares under Employee Stock Option Plan to its employees. Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies.

Transfer of Shares: The RBI has granted general permission to persons resident outside India to transfer shares/convertible debentures held by them to an Indian resident and from an Indian resident to a Person resident outside India, subject to compliance with conditions. As a result, for a transfer between a resident and a non-resident of securities of an Indian company in the IT sector, such as ours, no prior approval of either the RBI or the Government of India is required, as long as certain conditions are met. These conditions include compliance, as applicable, with pricing guidelines, acquisitions under the Takeover Code, reporting requirements and the ownership restrictions based on the nature of the foreign investor. Transfers between two non-residents by way of sale or gift are not subject to RBI approvals or pricing restrictions.

Calculation of Total Foreign Investment in Indian Companies: The guidelines for calculation of direct and indirect foreign investment in a Company or in downstream investments is available in the Consolidated FDI Policy, 2011.

Issue of Foreign Currency Convertible Bonds/Depositary Receipts (ADR/GDR): Indian companies can raise foreign currency resources abroad through the issue of Foreign Currency Convertible Bonds/Depositary Receipts in accordance with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme and guidelines issued by the Government from time to time. The pricing of the ADR/GDR issue should be made in accordance with the Scheme. Companies planning to access the ADR/GDR route for raising capital in the international market would require prior or simultaneous listing in the domestic market. There are no restrictions on end use or deployment/investment of such funds. Voting rights shall be in accordance with the Companies Act. An Indian company issuing ADSs must comply with certain reporting requirements specified by the RBI. A limited two way fungibility scheme has been put in place by the Government. A registered stock broker in India can purchase shares of an Indian company from the market for conversion into ADR/GDR based on instructions from the overseas investors. The reissuance of the ADR/GDR would be permitted only to the extent of the ADR/GDR’s which have been redeemed into underlying shares and sold in the Indian market. A person resident outside India may transfer the ADSs held in Indian companies to another person resident outside India without prior approval of Government of India or the RBI. An ADS holder is permitted to surrender the ADSs held by him in an Indian company and to receive the underlying equity shares under the terms of the deposit agreement.

Portfolio Investments:

1.	Only foreign institutional investors registered with the SEBI and Non Resident Indians are eligible to purchase shares and convertible debentures issued by the Companies in accordance with the Portfolio Investments Scheme.

2.	Total shareholding under this scheme shall not exceed 10% of the total paid up capital or paid up value of the convertible debentures. Total holdings of all Foreign Institutional Investors/sub accounts put together shall not exceed 24% of the paid up capital or paid up value of the convertible debentures.

Repatriation of Dividends

Dividends can be freely remitted without any restrictions (net after tax deduction at source or dividend distribution tax) in accordance with provisions of the Foreign Exchange management (Current Account Transaction) Rules, 2000 as amended from time to time.

Repatriation of Interest

Interest on fully mandatory and compulsorily convertible debentures can be freely remitted without restrictions (net of applicable taxes). The repatriation is governed by the provisions of the Foreign Exchange management (Current Account Transaction) Rules, 2000 as amended from time to time.

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

Residence

For purposes of the Income-tax Act, an individual is considered to be a resident of India during any previous year if he or she is in India in that year for:

1.	182 days or more in a previous year, or

2.	60 days or more in that previous year if the person has been present in India for 365 days or more in the preceding four years.

However, where the person concerned is a person of Indian origin, or a person who has left India for employment outside India, the person will be considered a resident of India only when present in India for a period of 182 days in the previous year, even though the person has been present in India for 365 days or more in the preceding four years.

An Individual would be considered “not ordinarily resident” if he/ she is resident in India in a particular Previous Year but has been a non-resident in India for a period of 9 out of 10 years before that year, OR has been present in India for 729 days or less in the 7 years previous to that year.

A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.

Taxation of Distributions

Currently dividend income is exempt from tax for all shareholders (whether resident in India or not). However, the company declaring/distributing dividends is required to pay, in addition to corporate tax, a tax on dividends distributed, called dividend distribution tax at the rate of 16.22% including a surcharge of 5% on the total amounts distributed as dividend and an education and a Higher education cess at the rate of 2% and 1%, respectively of such tax and surcharge.

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

Minimum Alternate Tax (MAT)

Pursuant to the changes introduced by the Finance Bill, 2009, the corporate shareholders may be subject to a Minimum Alternate Tax (“MAT”). As per Finance Act, 2011, if the tax payable by any company (including a foreign company) is less than 18.5 % of its book profits, it will be required to pay MAT which will be deemed to be 20.01% of such book profits.

Further, the provisions of MAT will also be applicable to corporate, from the tax year beginning April 1, 2007 claiming deduction under section 10A and 10B, and from the tax year beginning April 1, 2011 claiming deduction under section 10 AA, of the Indian Income Tax Act. (which mainly includes IT companies) and based on the provisions, corporate will be liable to pay MAT as per Finance Act, 2011 at the rate of 20.01% (including a surcharge of 5% and an education cess and a Higher education cess at the rate of 2% and 1%, respectively of such tax and surcharge) or tax computed as per normal provisions, whichever is higher.

Securities Transaction Tax

The Finance Act, 2004 has introduced certain new provisions with regard to taxes on the sale and purchase of securities, including equity shares. On and after October 1, 2004, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay each a Securities Transaction Tax (“STT”) at the rate of 0.125% of the transaction value of the securities, if a transaction is a delivery based transaction i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities, if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. Effective from April 1 2008 STT with respect to a sale and purchase of a derivative in a recognized stock exchange as follows: (i) in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.017% of the option premium; (ii)in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.017%.The STT can be set-off against business income tax, in accordance with the provisions of the Income-tax Act, provided the gains on the transactions are taxed as business income and not as capital gains.

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

Gift Tax and Estate Duty

Currently, there are no gift taxes or estate duties applicable to the gifting or inheritance of ADSs or equity shares. Shares/ADS gifted to the donee by his relative and for values less than Rs 50,000 from non-relatives are not taxable. In all other cases, the fair market value of such shares/ADS in excess of Rs 50,000 would be subject to tax at applicable rates as other income. However, these taxes and duties could be restored in the future. Non-resident holders are advised to consult their own tax advisors regarding this issue.

Service tax

Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 10%, plus education cess of 2% and Higher education cess of 1% on tax. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the government account.

U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. Federal income tax consequences to U.S. holders (defined below) of purchasing, owning and disposing of equity shares and ADSs. This discussion does not purport to be a comprehensive description of all of the U.S. tax considerations that may be relevant to a particular person’s decision to acquire the equity shares or ADSs including any state, local or non-U.S. tax consequences of the ownership of the equity shares or ADSs.

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

This discussion applies to only to those investors that hold equity shares or ADSs as capital assets for U.S. tax purposes (generally, for investment). This section does not apply to holders that may be subject to special tax rules, including but not limited to:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank, insurance company or other financial institution;

•	a regulated investment company or real estate investment trust;

•	a tax-exempt organization;

•	a holder liable for alternative minimum tax;

•	a holder that actually or constructively owns 10% or more by voting power or value of our stock;

•	a holder that holds equity shares or ADSs as part of a straddle, hedging or conversion transaction;

•	a U.S. holder whose functional currency is not the U.S. Dollar;

•	a U.S. expatriate;

•	a holder that purchases or otherwise acquires equity shares or ADSs other than through this offering; or

•	a holder that acquired equity shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation.

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

We intend to reduce the effect of exchange rate fluctuations on our operating results by entering into foreign exchange forward and options contracts. As of December 31, 2011, we had outstanding forward contracts in the amount of $346.3 million, JPY 75 million ($1 million), GBP 13.39 million ($20.7 million) and EUR 1.7 million ($2.1 million). As of December 31, 2010 we had outstanding forward contracts in the amount of $314.3 million, JPY 500.0 million ($6.1 million), and GBP 8.7 million ($13.5 million). These contracts typically mature within 1- 17 months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these instruments only for hedging purposes. Despite these contracts we may not be able to insulate ourselves adequately from all foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such contracts may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies.

Based upon a sensitivity analysis of our foreign exchange forward contracts as of December 31, 2011, which estimates the fair value of the contracts based upon market exchange rate fluctuations, every Rs.1 increase / decrease in the spot exchange rate of Indian Rupee with U.S. dollar with all other variables held constant would have resulted in a change in the fair value of approximately $6.5 million of the outstanding contracts.

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

Fees and charges payable by holders of our ADSs

The fees and charges payable by holders of our ADSs include the following:

•

a fee not in excess of US [$0.05] per ADS is charged for each issuance of ADSs including issuances resulting from distributions of shares, share dividends, share splits, bonuses and rights distributions;

•	a fee not in excess of US[ $0.05] per ADS is charged for each surrender of ADSs in exchange for the underlying deposited securities;

•	a fee not in excess of US[ $0.02] per ADS for each cash distribution pursuant to the deposit agreement; and

•

a fee for the distribution of the deposited securities pursuant to the deposit agreement, such fee being an amount equal to the fee for the execution and delivery of ADSs referred to in item (i) above which would have been charged as a result of the deposit of such securities, but which securities were instead distributed by the depositary to ADR holders.

Additionally, under the terms of our deposit agreement, the depositary is entitled to charge each registered holder the following:

•	taxes and other governmental charges incurred by the depositary or the custodian on any ADS or an equity share underlying an ADS;

•

transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities, including those of a central depository for securities (where applicable);

•	any cable, telex, facsimile transmission and delivery expenses incurred by the depositary; and

•

customary expenses incurred by the depositary in the conversion of foreign currency, including, without limitation, expenses incurred on behalf of registered holders in connection with compliance with foreign exchange control restrictions and other applicable regulatory requirements.

In the case of cash distributions, fees are generally deducted from the cash being distributed. Other fees may be collected from holders of ADSs in a manner determined by the depositary with respect to ADSs registered in the name of investors (whether certificated or in book-entry form) and ADSs held in brokerage and custodian accounts (via DTC). In the case of distributions other than cash (i.e., stock dividends, etc.), the depositary charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in book-entry form), the depositary sends invoices to the applicable record date ADS holders.

If any tax or other governmental charge is payable by the holders and/or beneficial owners of ADSs to the depositary, the depositary, the custodian or the Company may withhold or deduct from any distributions made in respect of deposited securities and may sell for the account of the holder and/or beneficial owner any or all of the deposited securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, with the holder and the beneficial owner thereof remaining fully liable for any deficiency.

Fees and other payments made by the depositary

Since the commencement of the Company’s most recent fiscal year, the Company has not received any direct payments or reimbursements from the depositary relating to the Company’s ADR program. However, during fiscal 2011, expenses in an aggregate amount of approximately $98,542.49 have been borne by the depositary in relation to the Company’s ADS program, including approximately:

(a) Administration of the ADR program—$30,000

(b) ADR INFORM—$15,000

(c) NYSE Listing Fees—$38,000

(d) NRA Tax Withholding —$15,542.49

The Company has not received any other reimbursements or payments from the depositary, either directly or indirectly, during fiscal 2011.

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

During 2011 there were no modifications to the rights of the security holders.

Use of proceeds

In our initial offering of our ADSs, completed as of December 8, 2005, we issued 6,156,250 ADSs, representing 12,312,500 equity shares of Rs. 2 each, to an underwriting syndicate (including the underwriters’ over-allotment option of 1,031,250 ADSs representing 2,062,500 equity shares) at an initial offering price of $20.34 per ADS pursuant to a registration statement filed on Form F-1 (File No.333-129771) with the SEC. The managing underwriters were Goldman Sachs (Asia) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and ABN AMRO Rothschild LLC. We received approximately $117 million in net proceeds from the offering (after adjusting for direct expenses relating to the offering of ADSs of approximately $8.2 million, out of which $7.6 million was paid as underwriting and management consulting fees and $0.6 million was paid for other expenses).

As of December 31, 2011, $104.1 million had been utilized for capital expenditure for office facilities and the balance $12.9 million remained as cash and cash equivalents pending utilization.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures

As of the end of the period covered by this Annual Report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended). Based on this evaluation, our Chief Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2011, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management, including our Chief Executive Officer and Principal Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in “Internal Control-Integrated Framework”. This assessment included an evaluation of the design and operation of internal controls over financial reporting. Based on this assessment, the management concluded that, as of December 31, 2011, the Company has maintained effective internal controls over financial reporting.

Our independent registered public accounting firm, Ernst & Young has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2011.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Patni Computer Systems Limited

We have audited Patni Computer Systems Limited’s (“Patni Computer” or the “Company”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Patni Computer’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Patni Computer maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2011 consolidated financial statements of Patni Computer and our report dated March 14, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Mumbai, India
March 14, 2012

Changes in internal control over financial reporting

During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Mr. Arun Duggal (Chairman), Mr. Vimal Bhandari, and Mr. Jai S Pathak, each of whom is an independent director pursuant to the applicable rules of the Securities Exchange Commission and the NYSE. See “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Mr. Arun Duggal is an Audit Committee Financial Expert as defined in item 401(h) of Regulation S-K and an independent director.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of business ethics applicable to our executive officers, directors and all other employees. We will make available a copy of the code of ethics to any person, without charge, if a written request is made to our Company Secretary at our corporate office at Akruti Softech Park, MIDC Cross Road No. 21 Andheri (E), Mumbai 400 093, India. The code is also available on our corporate website, www.igatepatni.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young has served as our independent public accountant for the fiscal year ended December 31, 2011. Prior to this year, KPMG served as our independent public accountant for the fiscal year ended December 31, 2010 and subsequent interim reporting period through May 12, 2011. The following table shows the fees we paid or accrued for the audit and other services provided by Ernst & Young for the year ended December 31, 2011, and the fees we paid or accrued for the audit and other services provided by our former independent auditor, KPMG for the year ended December 31, 2010 and a portion of the period from January 1, 2011 through May 12, 2011.

Fiscal Year Ended December 31,	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees	Total Fees
	(Amount in $)
2011(1)	508,650	5,201	—	97,306	611,157
2011(2)	46,496	—	9,372	—	55,868
2010(2)	667,519	—	174,309	—	841,828

Notes:

(1)	Fees of Ernst & Young

(2)	Fees of KPMG

Audit fees

Audit fees represents fees for professional services in connection with the audit of Company’s annual consolidated financial statements and reviews of interim financial statements, report concerning internal control over financial reporting and attestation.

Audit related fees

Audit- related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported above under “Audit Fees,” such as accounting, consulting, special purpose reports, certificates and due diligence reports.

Tax fees

Services provided primarily consist of transfer pricing, tax compliance, assistance with tax examinations and corporate tax advisory services.

All other fees

Services provided by the principal accountant, other than the services reported in audit fees, audit-related fees and tax fees.

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

During fiscal 2011 and 2010, there were no purchases made by or on behalf of us or any affiliated purchaser of shares of any class of our securities that are registered pursuant to Section 12 of the U.S. Securities and Exchange Act, 1934, as amended.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

KPMG was previously the principal accountants for Patni Computer Systems Limited. On May 12, 2011, that firm was not re-appointed and Ernst and Young was engaged as principal certifying accountants. The decision to change accountants was recommended by the audit committee and approved by the board of directors.

During the two fiscal years ended December 31, 2010, and the subsequent interim period through May 12, 2011, there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

The audit reports of KPMG on the consolidated financial statements of Patni Computer Systems Limited and subsidiaries as of and for the years ended December 31, 2010 and 2009 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. The audit reports of KPMG on the effectiveness of internal control over financial reporting as of December 31, 2010 and 2009 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

A letter from KPMG is attached as Exhibit 15.1 to this Form 20F.

ITEM 16G.	CORPORATE GOVERNANCE

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

The non-management directors must meet at regularly scheduled executive sessions without management	We comply with this standard as our non-management directors meet periodically without management at scheduled executive sessions.

Standard NYSE Practices	Our Practice
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

.

Standard NYSE Practices	Our Practice

Equity-Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exceptions.	We comply with this standard. Our Employee Stock Option Plan was approved by our Shareholders.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.	We have adopted corporate governance guidelines as prescribed in Clause 49 of the Indian Listing Agreements

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

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statement and auditor’s report for fiscal 2011 are included in this Item 18 of this report on Form 20-F:

•	Reports of Independent Registered Public Accounting Firms.

•	Consolidated Balance Sheets as of December 31, 2011 (Successor) and 2010 (Predecessor).

•

Consolidated Statements of Income for the period from May 16, 2011 through December 31, 2011 (Successor), the period from January 1, 2011 through May 15, 2011, the years ended December 31, 2010 and 2009 (Predecessor).

•

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the period from May 16, 2011 through December 31, 2011 (Successor), the period from January 1, 2011 through May 15, 2011, the years ended December 31, 2010 and 2009 (Predecessor).

•

Consolidated Statements of Cash Flows for the period from May 16, 2011 through December 31, 2011 (Successor), the period from January 1, 2011 through May 15, 2011, the years ended December 31, 2010 and 2009 (Predecessor).

•	Notes to the Consolidated Financial Statements.

ITEM 19.	EXHIBITS

1.1	Articles of Association of Patni Computer Systems Limited, as amended

*1.2	Memorandum of Association of Patni Computer Systems Limited, as amended

*1.3	Certificate of Incorporation of Patni Computer Systems Limited, as amended

*2.1	Form of Deposit Agreement

*2.2	Patni’s specimen certificate for equity shares

*2.3	Form of American Depositary Receipt

*2.4	Patni ESOP 2003-Revised 2006 #

*4.2	Registration Rights Agreement

*4.3	Purchase Agreement between Patni Computer Systems Limited and Cymbal Corporation dated November 3, 2004

*4.4	Lease Deed entered into between the Company and State Industrial Promotion Corporation of Tamil Nadu Limited (SIPCOT), dated September 30, 2004

*4.5	Service Agreement between Patni Computer Systems Inc. and Mr. Narendra K. Patni dated December 1, 2000, as amended

*4.6	Consultancy Agreement between Patni Computer Systems Limited and Patni Americas Inc. (formally Patni Computer Systems Inc) dated October 27, 2000

*4.7	Terms of employment for Mr. Gajendra K. Patni and Mr. Ashok K. Patni

*4.8	Information Technology Services Agreement between General Electric International Inc. and Patni Computer Systems Inc. dated November 12, 2003

**4.9	Amendment to Information Technology Services Agreement between General Electric International Inc. and Patni Computer Systems Inc. dated August 03, 2006

8.1	List of subsidiaries of the Registrant, see “Item 4. Information on the Company—Organizational Structure”

12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes Oxley Act

12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes Oxley Act

13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes Oxley Act

13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes Oxley Act

15.1	KPMG Response Letter.

101.INS(1)	XBRL Instance Document

101.SCH(1)	XBRL XBRL Taxonomy Extension Schema Document

101.CAL(1)	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF(1)	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB(1)	XBRL Taxonomy Extension Label Linkbase Document

101.PRE(1)	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	These interactive data files shall be deemed furnished and not filed for purposes of Section 11 and 12 of the Securities Act of 1933, as amended, and Section 18 of the Securities Exchange Act of 1934, as amended, and not otherwise subject to liability under those sections.
*	Previously filed on November 17, 2005 with the SEC on Form F-1 (File Number 333-129771)
#	Incorporated by reference from Form S - 8 (file number 33-137306)
**	Previously filed on March, 5, 2008 with the SEC on Form 20F/A (File Number 001-32692 08666713)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

For Patni Computer Systems Limited

By:	/s/ PHANEESH MURTHY
Phaneesh Murthy
Chief Executive Officer

For Patni Computer Systems Limited

By:	/s/ ANANTH NAYAK
Ananth Nayak
Principal Financial Officer

Mumbai, India

Date: March 14, 2012

Patni Computer Systems Limited

Consolidated financial statements Contents

Reports of Independent Registered Public Accounting Firms	F-2 to F-3

Consolidated Balance Sheets as of December 31, 2011 (Successor) and 2010 (Predecessor)	F-4

Consolidated Statements of Income for the period from May 16, 2011 through December  31, 2011 (Successor), the period from January 1, 2011 through May 15, 2011, the years ended December 31, 2010 and 2009 (Predecessor)

F-5

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the period from May  16, 2011 through December 31, 2011 (Successor), the period from January 1, 2011 through May 15, 2011, the years ended December 31, 2010 and 2009 (Predecessor)

F-6 to F-9

Consolidated Statements of Cash Flows for the period from May 16, 2011 through December  31, 2011 (Successor), the period from January 1, 2011 through May 15, 2011, the years ended December 31, 2010 and 2009 (Predecessor)

F-10 to F-11

Notes to the Consolidated Financial Statements	F-12 to F-56

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Patni Computer Systems Limited

We have audited the accompanying consolidated balance sheet of Patni Computer Systems Limited (“Patni Computer” or the “Company”) as of December 31, 2011 and the related consolidated statements of income, shareholders’ equity and comprehensive income (loss), and cash flows for the period from May 16, 2011 through December 31, 2011 (Successor period) and for the period from January 1, 2011 through May 15, 2011 (Predecessor period). These financial statements are the responsibility of Patni Computer’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Patni Computer at December 31, 2011 and the consolidated results of its operations and its cash flows for the period from May 16, 2011 through December 31, 2011 (Successor period) and for the period from January 1, 2011 through May 15, 2011 (Predecessor period), in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Patni Computer’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2012 expressed an unqualified opinion thereon.

We also have audited the reclassification adjustments to the 2010 and 2009 consolidated financial statements to retrospectively apply the change in accounting, as described in Note 1.2 under the heading “reclassifications”. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2010 and 2009 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2010 and 2009 consolidated financial statements taken as a whole.

/s/ Ernst & Young

Mumbai, India
March 14, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Patni Computer Systems Limited:

We have audited, before the effects of the reclassification adjustments to retrospectively apply the change in presentation described in note 1.2 under the heading “reclassifications” , the accompanying consolidated balance sheet of Patni Computer Systems Limited and its subsidiaries (‘the Company’) as of December 31, 2010, and the related consolidated statements of income, shareholders’ equity and comprehensive income/(loss), and cash flows for each of the years in the two-year period ended December 31, 2010 (‘the 2010 consolidated financial statements’). The 2010 consolidated financial statements before the effects of the reclassification adjustments discussed in note 1.2 under the heading “Reclassifications” are not presented herein. The 2010 consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2010 consolidated financial statements, before the effects of the reclassification adjustments to retrospectively apply the change in presentation described in note 1.2 under the heading “reclassifications”, present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the reclassification adjustments to retrospectively apply the change in presentation described in note 1.2 under the heading “reclassifications”, and, accordingly, we do not express an opinion or any other form of assurance about whether such reclassification adjustments are appropriate and have been properly applied. Those reclassification adjustments were audited by a successor auditor.

/s/ KPMG

Mumbai, India
February 25, 2011

PATNI COMPUTER SYSTEMS LIMITED

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share data)

	As of December 31,
	2011	2010
	(Successor)	(Predecessor)
ASSETS
Current assets:
Cash and cash equivalents	$42,301	$78,734
Short-term investments	322,353	280,550
Investments held to maturity	—	3,087
Accounts receivable, net	132,845	121,552
Unbilled revenue	30,060	30,731
Advance income taxes	8,341	4,325
Deferred income taxes	18,992	35,542
Prepaid expenses	4,128	3,653
Receivables from related parties	8,172	65
Other current assets	5,442	18,314

Total current assets	572,634	576,553
Advance income taxes	15,162	4,583
Deferred income taxes	11,630	16,622
Investment in affiliate	584	489
Leasehold land	90,339	24,700
Other assets	11,320	11,710
Property and equipment, net	131,102	136,236
Intangible assets, net	160,217	32,229
Goodwill	484,257	69,661

Total assets	$1,477,245	$872,783

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Capital lease obligations	$72	$83
Accounts payable	5,618	5,822
Billings in excess of costs and estimated earnings on uncompleted contracts	18,704	17,921
Income taxes payable	775	2,988
Accrued expenses	48,666	60,437
Payable to related parties	5,906	64
Deferred revenue	1,546	4,510
Other current liabilities	39,009	31,001

Total current liabilities	120,296	122,826
Capital lease obligations, excluding current portion	154	136
Other liabilities	10,253	22,407
Income taxes payable	24,191	26,599
Deferred income taxes	58,472	980

Total liabilities	213,366	172,948

Commitments and Contingencies (Note 25)
Shareholders’ equity:
Common shares, par value Rs. 2 per share:
250,000,000 shares authorized; 134,494,133 and 131,419,080 shares issued and outstanding as of December 31, 2011 and 2010, respectively	5,949	5,815
Additional paid-in capital	1,449,134	296,028
Retained earnings	47,321	402,470
Accumulated other comprehensive loss	(238,525)	(4,478)

Total shareholders’ equity	1,263,879	699,835

Total liabilities and shareholders’ equity	$1,477,245	$872,783

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Dollars and shares in thousands, except per share data)

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	Year ended December 31,
			2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Net Revenues(1)	$479,449	$279,882	$701,699	$655,918
Cost of revenues (exclusive of depreciation and amortization)(1)	302,872	179,638	427,788	382,501

Gross profit	176,577	100,244	273,911	273,417
Selling, general and administrative expenses(1)	94,170	68,097	133,818	134,566
Depreciation and amortization	28,921	10,972	28,447	26,252
Provision (recovery) for doubtful debts and advances, net	1,043	(79)	619	2,267
Foreign exchange loss (gain), net	3,157	(9,164)	(22,009)	9,693

Operating income	49,286	30,418	133,036	100,639
Other income/(expense)
Interest and dividend income	9,608	4,755	13,393	11,223
Interest expense	(400)	(214)	(1,053)	(1,494)
Interest expense reversed	817	—	1,064	2,808
Gain on sale of investments, net	2,906	1,054	5,603	9,468
Equity in gain (loss) of affiliate	149	(75)	(110)	—
Other income, net	889	600	582	1,895

Income before income taxes	63,255	36,538	152,515	124,539
Income taxes	15,934	10,357	19,336	4,759

Net income	$47,321	$26,181	$133,179	$119,780

Earnings per share:
Basic	$0.35	$0.20	$1.02	$0.93
Diluted	$0.35	$0.19	$0.99	$0.92
Weighted average number of common shares used in computing earnings per share:
Basic	134,645	131,465	130,101	128,255
Diluted	135,444	135,166	133,848	130,241

1.	Includes the following related party amounts:

Revenue	$6,033	$153	$403	$417
Cost of revenue	1,357	—	—	—
Selling, general and administrative expense	21,482	52	95	435

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands, except share data)

(Predecessor)	Common shares		Additional Paid-In- Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Shareholders’ Equity
	Shares	Par value
Balance as of January 1, 2009	128,105,007	$5,672	$264,878	$375,216	$(74,810)	$570,956
Issuance of equity shares on exercise of options	1,021,025	44	5,474	—	—	5,518
Tax benefit arising on exercise of stock options	—	—	814	—	—	814
Compensation cost related to employee stock option plan	—	—	5,309	—	—	5,309
Cash dividend on common shares (including corporate dividend tax)	—	—	—	(9,263)	—	(9,263)
Comprehensive income:
Net income	—	—	—	119,780	—	119,780
Currency translation adjustment	—	—	—	—	27,702	27,702
Unrealized loss on investments, net of tax $302	—	—	—	—	(3,944)	(3,944)
Unrealized gain on foreign currency derivative contracts, net of tax $20	—	—	—	—	30,530	30,530
Actuarial loss related to defined benefit plan, net of tax of $168	—	—	—	—	(368)	(368)

Comprehensive income						$173,700

Balance as of December 31, 2009	129,126,032	$5,716	$276,475	$485,733	$(20,890)	$747,034

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands, except share data)

(Predecessor)	Common shares		Additional Paid-In- Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Shareholders’ Equity
	Shares	Par value
Balance as of January 1, 2010	129,126,032	$5,716	$276,475	$485,733	$(20,890)	$747,034
Issuance of equity shares on exercise of options	2,293,048	99	9,598	—	—	9,697
Tax benefit arising on exercise of stock options	—	—	1,330	—	—	1,330
Compensation cost related to employee stock option plan	—	—	8,625	—	—	8,625
Cash dividend on common shares (including corporate dividend tax)	—	—	—	(216,442)	—	(216,442)
Comprehensive income:
Net income	—	—	—	133,179	—	133,179
Currency translation adjustment	—	—	—	—	18,030	18,030
Unrealized loss on investments, net of tax of $118	—	—	—	—	(1,151)	(1,151)
Unrealized gain on foreign currency derivative contracts, net of tax of $1,956	—	—	—	—	461	461
Actuarial loss related to defined benefit plan, net of tax of $315	—	—	—	—	(928)	(928)

Comprehensive income						$149,591

Balance as of December 31, 2010	131,419,080	$5,815	$296,028	$402,470	$(4,478)	$699,835

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands, except share data)

(Predecessor)	Common shares		Additional Paid-In- Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Shareholders’ Equity
	Shares	Par value
Balance as of January 1, 2011	131,419,080	$5,815	$296,028	$402,470	$(4,478)	$699,835
Issuance of equity shares on exercise of options	2,188,588	97	5,428	—	—	5,525
Tax benefit arising on exercise of stock options	—	—	364	—	—	364
Compensation cost related to employee stock option plan	—	—	2,719	—	—	2,719
Comprehensive income:
Net income	—	—	—	26,181	—	26,181
Currency translation adjustment	—	—	—	—	(554)	(554)
Unrealized gain on investments, net of tax of $489	—	—	—	—	2,848 (*)	2,848
Unrealized loss on foreign currency derivative contracts, net of tax of $1,172	—	—	—	—	(3,296)	(3,296)
Actuarial gains related to defined benefit plan, net of tax of $219	—	—	—	—	442	442

Comprehensive income						$25,621

Balance as of May 15, 2011	133,607,668	$5,912	$304,539	$428,651	$(5,038)	$734,064

(*) Net of reclassification of gain into earnings on maturity/sale amounting to $1,054.

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands, except share data)

(Successor)	Common shares		Additional Paid-In- Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Shareholders’ Equity
	Shares	Par value
Balance as of May 16, 2011	133,607,668	$5,912	$1,445,063	$—	$—	$1,450,975
Issuance of equity shares on exercise of options	886,465	37	776	—	—	813
Compensation cost related to employee stock option plan	—	—	3,295	—	—	3,295
Comprehensive loss:
Net income	—	—	—	47,321	—	47,321
Currency translation adjustment	—	—	—	—	(221,423)	(221,423)
Unrealized gain on investments, net of tax $266	—	—	—	—	2,655(*)	2,655
Unrealized loss on foreign currency derivative contracts, net of tax of $7,919	—	—	—	—	(19,933)	(19,933)
Actuarial gain related to defined benefit plan, net of tax of $69	—	—	—	—	176	176

Comprehensive loss						(191,204)

Balance as of December 31, 2011	134,494,133	$5,949	$1,449,134	$47,321	$(238,525)	$1,263,879

(*) Net of reclassification of gain into earnings on maturity/sale amounting to $2,906.

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollars in thousands)

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	Year Ended December 31,
			2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Operating activities:
Net income	$47,321	$26,181	$133,179	$119,780
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,921	10,972	28,447	26,252
Deferred income taxes	1,793	(1,325)	(14,851)	(8,865)
Provision (recovery) for doubtful debts and advances	1,043	(79)	619	2,267
Loss (gain) on sale of property and equipment	73	(41)	7	252
Gain on sale of investments	(2,906)	(1,054)	(5,603)	(9,468)
Equity in (gains) losses of affiliate	(149)	75	110	—
Share based compensation	3,295	2,719	8,626	5,309
Deferred gain (loss) on settled derivatives	(20,207)	(1,569)	(131)	4,192
Excess tax benefits arising on exercise of stock options	—	(364)	(1,330)	(814)
Tax benefit on exercise of stock options	—	—	855	451
Changes in assets and liabilities:
Accounts receivable	(39,610)	10,668	(8,899)	3,397
Unbilled revenue	21,954	(23,859)	(10,570)	12,088
Other current assets	2,480	1,181	(7,507)	(7,704)
Other assets	(1,883)	(724)	(1,007)	3,150
Trade accounts payable	7,430	(1,006)	(273)	(485)
Billings in excess of costs and estimated earnings on uncompleted contracts	6,345	(648)	12,008	(460)
Taxes payable	(356)	2,486	1,734	(5,983)
Accrued expenses	(16,431)	11,501	2,166	(865)
Other current liabilities	10,332	(5,341)	(1,915)	(4,381)
Other liabilities	(16,923)	1,544	909	(907)

Net cash provided by operating activities	32,522	31,317	136,574	137,206
Investing activities:
Purchase of property and equipment	(11,271)	(6,963)	(11,583)	(18,983)
Proceeds from sale of property and equipment	286	28	492	272
Purchase of short-term investments	(392,652)	(505,122)	(1,869,834)	(1,118,437)
Proceeds from short-term investments	350,655	466,220	1,987,639	1,004,450
Investments in equity affiliate	—	—	(586)	—
Payments for acquisition, net of cash acquired	—	—	(7,175)	—
Payments for acquisition of technology related intangibles	—	—	(12,363)	—

Net cash provided by (used in) investing activities	(52,982)	(45,837)	86,590	(132,698)

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollars in thousands)

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	Year Ended December 31,
			2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Financing activities:
Payment of capital lease obligations	(123)	(23)	(213)	(226)
Dividend on common shares	—	—	(185,560)	(7,911)
Corporate dividend tax paid	—	—	(30,856)	(1,346)
Proceeds from common shares issued	813	5,525	9,697	5,518
Excess tax benefit arising on exercise of stock options	—	364	1,329	815

Net cash provided by (used in) financing activities.	690	5,866	(205,603)	(3,150)
Effect of exchange rates changes on cash and cash equivalents	(8,623)	614	(2,286)	1,963
Net change in cash and cash equivalents	(19,770)	(8,654)	17,561	1,358
Cash and cash equivalents, beginning of period	70,694	78,734	63,459	60,138

Cash and cash equivalents, end of period	$42,301	$70,694	$78,734	$63,459

Supplemental disclosure of cash flow information:
Interest paid	$18	$13	$49	$42
Income taxes paid	$18,731	$9,478	$31,509	$23,303
Cash paid to related parties	$21,912	$165
Non cash investing and financing activities:
Additions to property and equipment, represented by capital lease obligations	$127	$66	$157	$58
Property and equipment acquired on credit	$—	$—	$483	$3,349

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Company Overview and Summary of Significant Accounting Policies

1.1 Company Overview

Patni Computer Systems Limited (“Patni”) is a company incorporated in India under the Indian Companies Act, 1956. In February 2004, Patni completed an initial public offering of its equity shares in India. In December 2005, Patni also completed an initial public offering of American Depositary Shares in the United States of America.

Patni together with its subsidiaries (collectively, the “Patni Group” or “the Company”) is engaged in IT consulting, software development and Business Process Outsourcing (“BPO”). The Company provides multiple service offerings to its clients across various industries including banking and insurance; manufacturing, retail and distribution; life sciences; product engineering; communications, media and entertainment; and utilities. The various service offerings include application development and maintenance, enterprise software and systems integration services, business and technology consulting, product engineering services, infrastructure management services, customer interaction and BPO, quality assurance and engineering services.

On May 12, 2011, the Company was acquired by iGATE Corporation (“iGATE”) through two of its wholly-owned subsidiaries, Pan-Asia iGATE Solutions (“Pan Asia”) and iGATE Global Solutions Limited (“iGATE Global” and, together with Pan Asia, the “Purchasers”). The acquisition involved acquiring 60,091,202 shares or 45.0% of the outstanding share capital from the promoters of the Company and 22,913,948 shares (inclusive of the American Depositary Shares representing 20,161,867 shares) or 17.1% of the outstanding share capital of the Company from General Atlantic Mauritius Limited. Further, in accordance with the requirements of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, as amended, and a tender offer pursuant to the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission, the Purchasers also acquired an additional 27,085,565 shares or 20.3% of the outstanding shares of the Company through a mandatory open public offer to the other shareholders of the Company.

As of December 31, 2011, iGATE holds 81.9% of the outstanding shares of the Company.

1.2 Basis of preparation of financial statements and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The accompanying financial statements have been prepared on a consolidated basis and reflect the financial statements of Patni and all of its subsidiaries that are more than 50% owned or controlled. When the Company does not have a controlling interest in an entity, but exerts a significant influence on the entity, the Company applies the equity method of accounting and are initially recorded at cost. All inter-company transactions and balances are eliminated in consolidation.

Push down accounting

Financial Accounting Standards Board (“FASB”) ASC 805-50-S99 “Business Combinations-Related Issues” governs the application of push down accounting in situations where ownership is increased to 80% or more. The Purchasers own more than 80% of the outstanding shares of the Company. As a result of the significant change in share ownership, the Company has applied the new basis of accounting as allowed by the authoritative guidance under ASC 805-50-S99 and the SEC rules and guidance regarding “push down” accounting treatment. For convenience, the Company has used a cut-off date of May 15, 2011 as the acquisition date since the transactions from May 12, 2011 through May 15, 2011 were not material. The Company’s consolidated financial statements prior to the acquisition by iGATE reflect the historical accounting basis in its assets and liabilities and are labeled “Predecessor”, while such consolidated financial statements subsequent to the acquisition by iGATE are labeled “Successor” and reflect the push down basis of accounting for the fair values of assets acquired and liabilities assumed by iGATE. This effect is presented in the Company’s consolidated financial statements by a vertical black line division between the columns entitled Predecessor and Successor on such statements. The black line signifies that the amounts shown for the periods prior to and subsequent to the iGATE acquisition are not comparable.

The results for the year ended December 31, 2011 are not intended to represent or be indicative of the combined results of operations of the Successor and the Predecessor that would have been reported had the push down accounting treatment not been effected and should not be taken as representative of the Company’s future combined results of operations. Additionally, the results for the year ended December 31, 2011 may not be comparable to the results for the year ended December 31, 2010 and 2009 as a result of the push down accounting treatment.

The acquisition has been accounted for under the acquisition method of accounting in accordance with ASC 805, “Business Combination”. The total purchase price and non controlling interest in connection with the transaction has been allocated to Patni’s net tangible and intangible assets based on their estimated fair values at the date of acquisition. The purchase price in excess of amounts allocated to net tangible and intangible assets has been recorded as goodwill. The Company does not expect the goodwill recognized to be deductible for income tax purposes.

The following table summarizes total consideration paid and non controlling interest (dollars in thousands):

Amount
60,091,202 equity shares from Patni’s promoters	$676,341
20,161,867 ADSs from General Atlantic Mauritius Limited	226,927
2,752,081 equity shares from General Atlantic Mauritius Limited	30,975
27,085,565 equity shares from other public shareholders	304,856

Total consideration paid by iGATE	1,239,099
23,516,953 Non controlling interest equity shares	197,950
Non controlling interest in respect of vested options and unvested options attributable to pre-combination service period	13,926

$1,450,975

The following table shows the allocation of the total consideration to assets acquired and liabilities assumed as of the date of the acquisition (dollars in thousands):

Amount
Property and equipment	$168,608
Intangible assets	196,015
Other assets
Cash and cash equivalents	70,694
Short-term investments	326,034
Accounts receivable, net	111,251
Unbilled revenues	56,976
Prepaid expenses and other current assets	18,056
Leasehold land	106,923
Other assets	11,509

Amount
Investment in affiliate	416
Deferred tax liabilities, net	(34,144)
Accounts payable	(4,870)
Accrued expenses	(71,299)
Other accrued liabilities	(32,242)
Income taxes payable, net	(11,953)
Deferred revenue and billings in excess of costs and estimated earnings on uncompleted contract	(13,846)
Other long-term liabilities	(21,419)
Goodwill	574,266

Total fair value of net assets acquired	$1,450,975

Intangible assets primarily comprise of customer relationships and intellectual property rights and are amortized over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. The estimated useful life of customer relationship and intellectual property rights is 15 years and 5 year to 10 years, respectively.

Reclassifications

Certain reclassifications have been made to conform to iGATE’s presentation of its financial statements. Depreciation and amortization expense is reclassified from cost of revenues and selling, general and administrative expenses, respectively, and presented separately. Certain costs relating to office rent, electricity, water, diesel, repair and maintenance are reclassified from cost of revenues and included as part of selling, general and administrative expenses (dollars in thousands):

	December 31, 2010	December 31, 2009
	(Predecessor)	(Predecessor)
Depreciation and amortization reclassified from cost of revenues and presented separately	$19,904	$18,267
Depreciation and amortization reclassified from selling, general and administrative expenses and presented separately	8,543	7,985
Costs reclassified from cost of revenues to selling, general and administrative expenses	8,255	20,541

These reclassifications did not have any effect on reported consolidated operating income, income before income taxes, net income or per share amounts. The following table provides the amounts reclassified for all the prior periods (dollars in thousands):

(Predecessor)	Year ended December 31, 2010
	As previously presented	Net effect of reclassification adjustments	As currently presented
Cost of revenues	$455,947	$(28,159)	$427,788
Gross profit	245,752	28,159	273,911
Selling, general and administrative expenses	134,106	(288)	133,818
Depreciation and amortization expense	—	28,447	28,447

(Predecessor)	Year ended December 31, 2009
	As previously presented	Net effect of reclassification adjustments	As currently presented
Cost of revenues	$421,309	$(38,808)	$382,501
Gross profit	234,609	38,808	273,417
Selling, general and administrative expenses	122,010	12,556	134,566
Depreciation and amortization expense	—	26,252	26,252

1.3 Use of estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the useful lives of property and equipment, carrying amount of property and equipment, intangibles and goodwill, valuation allowance for receivables and deferred tax assets, valuation of derivative instruments, valuation of share-based compensation, contract costs expected to be incurred to complete development of software, assets and future obligations under employee retirement and benefit plans including incentives, estimated future cash flows used in assessing impairment, income tax uncertainties and other contingencies and commitments. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.4 Revenue and cost recognition

The Company derives its revenues primarily from Information Technology (“IT”) services and to a lesser extent from BPO services. Revenue is recognized when there is persuasive evidence of a contractual arrangement with customers, services have been rendered, the fee is fixed or determinable and collectability is reasonably assured. The Company has concluded that it has persuasive evidence of an arrangement when it enters into an agreement with its clients with terms and conditions which describe the services and the related payments are legally enforceable. When the terms of the agreement specify service level parameters that must be met, the Company monitors such service level parameters and determines if there are any service credits or penalties which need to be accounted. Revenue is recognized net of any service credits that are due to a client and net of applicable taxes and includes reimbursements of out-of- pocket expenses, with the corresponding cost for out-of- pocket expenses included in cost of revenue.

IT services are provided either on a fixed price, fixed time frame or on a time and material basis. Revenue with respect to time-and-material contracts is recognized as the related services are performed. Time-and-material contracts typically bill at an agreed upon hourly or daily rate. The Company’s fixed price contracts include application maintenance and support services, on which revenue is recognized ratably over the term of maintenance. Revenue with respect to other fixed price contracts is recognized on a percentage of completion basis. The input (cost expended) method has been used because the Company considers this to be the best available measure of progress on these contracts as there is a direct relationship between input and productivity. Costs are recorded as incurred over the contract period. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

Revenues from BPO Services are derived from both time-based and transaction-priced contracts. Revenue from these contracts is recognized on rendering of the services as per the terms of the contract.

Unbilled revenue represents revenues recognized in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved. The liability “billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in excess of revenues recognized. Billing done during the reporting period in excess of revenue recognized or billing done in advance is recorded as deferred revenue until the revenue recognition criteria is met.

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

1.5 Cash and cash equivalents

The Company classifies all highly liquid investments, including fixed term deposits, with original maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.6 Investments

Management determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designation at each balance sheet date. As of December 31, 2011 and 2010, investment securities were classified as available-for-sale (short-term investments) or held to maturity. The investment securities classified as available-for-sale consists of units of liquid and fixed maturity mutual funds and other investments. Other investment primarily consists of certificate of deposit with banks, which are carried at fair value. Held to maturity securities consist of investment made by the Company in term deposits issued by the Government of India.

Available-for-sale securities are carried at fair market value with unrealized gains and losses, net of deferred income taxes, reported as a separate component of other comprehensive income (loss) in the statement of shareholders’ equity and comprehensive income/(loss). The fair values represent either the quoted market prices for the investments at balance sheet date where available or Net Asset Value (“NAV”) as stated by the issuers of these mutual fund units in the published statements. NAVs represent the price at which the issuer will issue further units in the mutual fund and the price at which the issuer will redeem such units from the investors. Accordingly, such

NAV are analogous to fair market value with respect to these investments as transactions of these mutual funds are carried out at such prices between investors and the issuers of these units of mutual funds. Fair value of investments in certificate of deposits, classified as available for sale, is determined using observable market inputs.

Realized gains and losses, and decline in value judged to be other than temporary on available-for-sale securities are included in the consolidated statements of income. The cost of securities sold or disposed is determined on average cost basis.

1.7 Accounts receivable

The Company extends credit to clients based upon management’s assessment of their creditworthiness. Accounts receivable are recorded at the invoiced amount and do not bear interest.

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments which is reviewed periodically to determine the probability of loss. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each customer, using a combination of the specific identification method for balances deemed uncollectible as well as judgments made by the Company based upon historical and expected collections experience and other information, including the aging of the receivables. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

1.8 Business combinations, goodwill and intangible assets

The Company accounts for its business combinations under the acquisition method of accounting. Intangible assets acquired in a business combination are recognized and reported separately from goodwill. Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. We review goodwill for impairment annually and whenever events or changes in circumstances such decline in operating results, business plans and future cash flows indicate its carrying value may not be recoverable.

The provisions of ASC 350 requires that recoverability of goodwill be evaluated using a two-step process. Under the first step, the estimated fair value of the reporting unit in which the goodwill resides is compared with its carrying value of the assets and liabilities (including goodwill). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the step two of the impairment test (measurement) is performed. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in a business combination. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

The fair values used in this evaluation are estimated based upon the market capitalization adjusted for a control premium and discounted future cash flow analysis. The control premium of 20% was arrived at based on historical acquisition trends of listed companies in India prior to December 31, 2011. The Company performs its annual impairment review of goodwill on December 31, and when a triggering event occurs between annual impairment tests. Based on the results of its annual impairment tests, the Company determined that no impairment of goodwill existed as of December 31, 2011, and 2010.

Intangible assets are initially valued at fair market value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over the estimated useful lives and are reviewed for impairment, if indicators of impairment arise such as termination of contracts with customers, restructuring actions or plans or downward revisions to forecasts. The evaluation of impairment is based upon a comparison of the carrying amount of the intangible asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted cash flows are less than the carrying amount of the asset, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the intangible asset to its carrying value, with any shortfall from fair value recognized as an expense in the current period. The estimated fair value is computed based on the forecasted future revenue and cash flows from the customer contracts.

Prior to acquisition by iGATE, intangible assets comprise, customer, technology, intellectual property rights and marketing related intangible assets and are being amortized over a period of 3 to 10 years. As of December 31, 2011, the definite lived intangible assets predominantly comprise of customer relationships and intellectual property rights. Customer relationships and intellectual property rights are amortized over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period (i.e. based on ratio of the undiscounted cash flows for a period to the total estimated undiscounted cash flows.) The estimated useful life of customer relationship and intellectual property rights is 15 years and 5 year to 10 years, respectively. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

1.9 Property and equipment

Predecessor company property and equipment are stated at cost less accumulated depreciation and amortization. Successor company property and equipment acquired at the date of acquisition are stated at fair value and property and equipment acquired subsequent to the date of acquisition are stated at cost, both less accumulated depreciation and amortization. The Company provides for depreciation using the straight-line method over the estimated useful lives. Upon disposal, assets and related accumulated depreciation are removed from the Company’s accounts and the resulting gains and losses are reflected in other income (expense), net in the consolidated statements of income. Improvement and betterments that extend the useful life of an asset are capitalized and depreciated over the remaining useful life of the related asset.

Leased capital assets are recorded at the lower of the fair value of the leased property or the present value of the minimum lease payments during the lease term and depreciated over their useful lives or the lease terms whichever is shorter. The depreciation is disclosed as part of the accumulated depreciation on property and equipment.

The cost of software obtained for internal use is capitalized and amortized over the estimated useful life of the software. The estimated useful lives of assets are as follows:

Buildings	40 years
Leasehold premises and improvements	Over the lease period or the useful lives of the assets, whichever is shorter
Computer – Hardware and software and other service equipment	3-5 years
Furniture and fixtures	3 to 8 years
Other equipment	3 to 8 years
Vehicles	4-5 years

1.10 Impairment of long-lived assets and long-lived assets to be disposed

Long-lived assets are reviewed for impairment whenever an event or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If the carrying value exceeds the expected undiscounted cash flows of the asset, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

1.11 Functional and Foreign currency translation

The functional currency of Patni and its branches in the USA, Japan, Sweden, Finland, UAE, South Africa, Australia, Korea, Netherland, Canada, Turkey, Ireland, Romania and Switzerland is the Indian Rupee. The functional currencies of Patni’s subsidiaries are the applicable local currencies.

The accompanying consolidated financial statements are presented in US Dollars. The translation is performed for balance sheet accounts using the exchange rate in effect as of the balance sheet date and for statements of income accounts using the exchange rate prevailing as of the date of the transaction. The gains or losses resulting from such translation are reported in other comprehensive income/ (loss) in the statement of shareholders’ equity and comprehensive income/ (loss).

1.12 Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the date of the transaction. Resulting gains or losses from settlement of such foreign currency transactions are included in the consolidated statements of income. Unsettled monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. A transaction gain or loss arising from a change in exchange rates between the date of a transaction and the year end exchange rates is included in the consolidated statements of income. The USD/ INR rate as of March 09, 2012 is 49.89 while as of December 31, 2011 was 53.06.

1.13 Income taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in results of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the assets will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

1.14 Fair value of financial instruments and concentration of credit risk

The carrying amounts reported in the balance sheets for cash and cash equivalents, investments, accounts and unbilled receivables, other current assets, accounts payable, accrued expenses and other current liabilities is at fair value due to the short-term maturity of these items.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, accounts and unbilled receivables and derivative instruments. By their nature, all such instruments involve risks including credit risks of non-performance by counterparties. A substantial portion of the Company’s cash and cash equivalents are invested with banks with investment grade credit ratings located in the United States, India and Europe. A portion of the funds are also invested in mutual funds, government bonds and time deposits with banks with investment grade credit ratings in India. Accounts and unbilled receivables are unsecured and are derived from revenue earned from customers in industries based primarily in the United States and Europe. The Company monitors the credit worthiness of its customers to whom it grants credit terms in the normal course of its business and of counterparties when it enters into foreign exchange contracts. Management believes there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the consolidated financial statements.

1.15 Retirement benefits to employees

Defined Contribution Plans

Eligible employees of the Company in India receive benefits from the Provident Fund, administered by the Government of India, which is a defined contribution plan. Both the employees and the Company make monthly contributions to the Provident Fund equal to a specified percentage of the eligible employees’ salary.

Eligible United States employees of the Company may elect to participate in an employee retirement savings plan maintained pursuant to Section 401(k) of the United States Internal Revenue Code of 1986, as amended, (the “401(k) Plan”). The 401(k) Plan allows for employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions to the 401(k) Plan. The Company may make discretionary matching contributions under the 401(k) Plan, but the Company is not currently making any such matching contributions.

The Company has no further funding obligation under defined contribution plans beyond the contributions elected or required to be made under these plans. Contributions are charged to income in the year in which they are incurred and are included in the consolidated statements of income.

Defined Benefit Plans

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

1.16 Stock-based compensation

FASB ASC Topic 718-10-25 “Accounting for Stock-Based Compensation” requires compensation costs related to share-based transactions, including employee share options, to be recognized in the financial statements based on its fair value. The Company recognizes compensation expense for stock options net of estimated forfeitures which are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation recognized in the consolidated statement of income is based on awards ultimately expected to vest.

The Company has elected to use the Black-Scholes-Merton pricing model to determine the fair value of share-based awards on the date of grant which is recorded as an expense on a straight-line basis over the vesting term. Prior to the acquisition by iGATE, stock based compensation expense was recognized over the vesting term of each separately vesting portion of an award (accelerated amortization method).

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

1.17 Dividends

A final dividend, including tax thereon, on common stock is recorded as a liability on the date of approval by the shareholders at the annual general meeting. An interim dividend, including tax thereon, is recorded as a liability on the date of declaration by the board of directors.

1.18 Derivatives and hedge accounting

The Company enters into foreign currency forward and option contracts (“derivative contracts”) to mitigate and manage the risk of changes in foreign exchange rates on inter-company and end customer accounts receivables and forecasted sales transactions. The Company hedges anticipated sales transactions that are subject to foreign exchange exposure with derivative contracts that are designated effective and that qualify as cash flow hedges under ASC Topic 815, “Derivatives and Hedging” (ASC No. 815).

As part of hedge strategy, the Company enters into derivative contracts which are replaced with successive new contracts up to the period in which the forecasted transaction is expected to occur i.e. rollover hedges. In case of rollover hedges, the effectiveness is assessed based on changes in fair value to the extent of changes in spot prices and recorded in accumulated other comprehensive income (loss) until the hedged transactions occur and at that time is recognized in the consolidated statements of income. Accordingly, the changes in the fair value of the contract related to the changes in the difference between the spot price and the forward price (i.e., forward premium/discount) are excluded from assessment of hedge effectiveness and is recognized in consolidated statements of income and are included in foreign exchange gain (loss).

In respect of derivative contracts which hedge the foreign currency risk associated with the both anticipated sales transaction and the collection thereof (dual purpose hedges,) the hedge effectiveness is assessed based on overall changes in fair value with the effective portion of gains or losses included in accumulated other comprehensive income (loss). The effective portion of gain or loss attributable to forecasted sales are reclassified from accumulated other comprehensive income (loss) and recognized in consolidated statements of income when the sales transaction occurs. Post the date of sales transaction, the Company reclassifies an amount from accumulated other comprehensive income (loss) to earnings to offset foreign currency translation gain (loss) recorded for the respective receivable during the period. In addition, the Company determines the amount of cost to be ascribed to each period of the hedging relationship based on the functional currency interest rate implicit in the hedging relationship and recognizes this cost by reclassifying it from accumulated other comprehensive income (loss) to consolidated statements of income for recognized receivables based on the pro rata method.

Changes in the fair value of cash flow hedges deemed ineffective are recognized in the consolidated statement of income and are included in foreign exchange gain (loss). The Company also uses derivatives contracts not designated as hedging instruments under ASC Topic 815 to hedge intercompany and end customer accounts receivables and other monetary assets denominated in currencies other than the functional currency. Changes in the fair value of these derivatives are recognized in the consolidated statements of income and are included in foreign exchange gain (loss).

In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company evaluates hedge effectiveness at the time a contract is entered into as well as on an ongoing basis. If during this time, a contract is deemed ineffective, the change in the fair value is recorded in the consolidated statements of income and is included in foreign exchange gain (loss). In situations in which hedge accounting is discontinued and the derivative remains outstanding, the net derivative gain or loss continue to be reported in accumulated other comprehensive income unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period (as documented at the inception of the hedging relationship) or within an additional two-month period of time thereafter.

1.19 Earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of common shares and potentially dilutive equivalent common shares outstanding during the year using the treasury stock method for options except where the result would be anti-dilutive.

1.20 Commitments and Contingencies

Liabilities for loss contingencies arising from claims, tax assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with the same are expensed as incurred.

1.21 Accounting for leases

The Company leases its delivery centers and office facilities under operating lease agreements that are renewable on a periodic basis at the option of the lessor and the lessee. The lease agreements contain rent free periods and rent escalation clauses. Lease payments under operating leases are recognized as an expense on a straight-line basis over the lease term.

The Company procures certain networking components, office equipment and vehicles under financing lease arrangement. The lease classification and accounting of the finance lease is accounted for in accordance with FASB ASC Topic 840 “Accounting for Leases”. The lower of the fair value of the leased property or the present value of the minimum lease payments is capitalized as an asset with a corresponding liability and depreciated on a straight-line basis over the lease term or the estimated useful life of the asset whichever is shorter.

1.22 Advertising cost

Advertising costs incurred during the year have been expensed. The total amount of advertising costs expensed was $1.03 million $0.83 million, $2.45 million and $1.34 million for the period from May 16, 2011 through December 31, 2011, for the period from January 1, 2011 through May 15, 2011 and the years ended December 31, 2010 and 2009, respectively.

1.23 Recently Issued Accounting Standards

In May 2011, the FASB issued Accounting Standard Update (“ASU”) No. 2011-04- Fair Value Measurement, which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The ASU is effective for fiscal years beginning after December 15, 2011. The Company will adopt this ASU in the first quarter of 2012 and is currently evaluating its impact on the financial statements and disclosures.

In June 2011, the FASB issued ASU No. 2011-05 – Comprehensive Income, which eliminates the current option to report other comprehensive income and its components in the statement of stockholders’ equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The ASU was effective for fiscal years beginning after December 15, 2011. In December 2011, the FASB also issued an amendment to defer the presentation on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for annual and interim financial statements. The implementation of the two aforementioned amendments is not expected to have a material impact on our consolidated financial position and results of operations.

In September 2011, the FASB issued ASU No. 2011-08 Intangibles – Goodwill and Others , which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. An entity can choose to early adopt if its annual test date is before the issuance of the final standard, provided that the entity has not yet performed its 2011 annual impairment test or issued its financial statements. An entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The Company is currently evaluating whether or not to take the option available in the ASU.

In December 2011, the FASB issued ASU No. 2011-11 “Disclosure about Offsetting Assets and Liabilities”, which requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. The ASU is effective for annual and interim period for fiscal years beginning on or after January 1, 2013. The Company is currently evaluating this ASU.

1.24 Certain prior period amounts and presentation have been reclassified to conform to the presentation adopted for the current period.

2.	Acquisitions

2.1 Acquisition of CHCS Services Inc. (“CHCS”)

Effective June 9, 2010, Patni USA acquired 100% equity interest in CHCS. CHCS is a Third Party Administrator (“TPA”) providing services to insurance companies. The primary purpose for the acquisition was to step into a new line of business as a TPA in the insurance and healthcare sector, which will enhance Patni’s existing BPO capabilities to deliver end-to-end platform based solution and TPA services to insurance providers’ back office transactions. With this acquisition, Patni has created a new hub in Pensacola, Florida. As part of acquisition, Patni obtained an assembled and trained work force of 250 employees. A considerable expenditure for recruiting, selecting and training would be required to replace these employees with individuals of comparable skills and expertise. The value of assembled and trained workforce is not included in purchase price summary but is included with the residual value of goodwill. The terms of the Stock Purchase Agreement provided for payment of cash consideration of $6.0 million and an amount equal to the working capital to the selling shareholders. Acquisition-related expenses incurred by the Company amounted to $0.6 million which has been recorded under selling, general and administrative expenses. This transaction has been accounted using the acquisition method of accounting.

The purchase price of $7.3 million has been allocated to the acquired assets and assumed liabilities based on management’s estimates and independent valuation as summarized below (dollars in thousands):

Particulars	Amount
Cash	$52
Net current assets	1,244
Property and equipment	572
Intangibles:
- Customer contracts	1,200
- Technology platform	100
- Trademark	617
Deferred tax liabilities	(543)
Goodwill	4,042

Total purchase price	$7,284

Goodwill included $1.5 million which is deductible for tax purposes as per local taxation laws in the United States of America.

2.2 Equity affiliate

In June 2010, Patni Computer Systems Japan Inc. entered into Joint Venture Agreement (49% ownership interest) with J R Kyushu System Solutions Inc. The Joint Venture Company J R Kyushu Patni Systems Inc. has been incorporated on July 1, 2010. The Company has management influence on this Company, however does not control it, and hence accounted for using equity method. The Company has invested $0.6 million (Japanese Yen 49.0 million) and recognized equity income of $0.1 million and an equity loss of $0.1 million for the period from May 16, 2011 through December 31, 2011 and for the period from January 1, 2011 through May 15, 2011, respectively, and a loss of $0.1 million for the year ended December 31, 2010.

3.	Cash and Cash Equivalents

Cash and cash equivalents held by the Company are as follows (dollars in thousands):

	As of December 31,
	2011	2010
	(Successor)	(Predecessor)
Bank Accounts	$42,239	$57,544
Money In Transit	—	9,602
Term Deposits	—	11,186
Cash in Hand	62	402

Total	$42,301	$78,734

Term deposits with banks can be withdrawn at any time, without prior notice or penalty on the principal.

4.	Investments

Investment securities consist of the following (dollars in thousands):

(Successor)	As of December 31, 2011
	Cost of Purchase	Gross unrealized		Fair value
		Gains	Losses
Available for sale:
Mutual Fund Units:
- Liquid	$199,252	$106	$(192)	$199,166
- Fixed Maturity	111,559	2,978	(250)	114,287
Certificate of deposit with banks and others	8,621	279	—	8,900

Total	$319,432	$3,363	$(442)	$322,353

(Predecessor)	As of December 31, 2010
	Cost of Purchase	Gross unrealized		Fair value
		Gains	Losses
Available for sale:
Mutual Fund Units:
- Liquid	$68,814	$20	$(101)	$68,733
- Fixed Maturity	155,994	1,048	(2)	157,040
Certificate of deposit with banks and others	54,431	346	—	54,777

Total	$279,239	$1,414	$(103)	$280,550

Held to maturity:
Term deposits	$3,087

Dividends from available for sale securities, gross realized gains and losses on sale of available for sale securities are as follows (dollars in thousands):

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	Year Ended December 31,
			2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Dividends	$9,382	$4,585	$11,733	$10,425
Gross realized gains	3,152	1,054	5,806	9,703
Gross realized losses	246	—	203	235

Maturity profile of investment securities classified as available-for-sale and held-to-maturity are as follows (dollars in thousands):

As of December 31, 2011
(Successor)
Available for Sale:
Mutual fund units (fixed maturity):
Due within one year	$114,287

Total	$114,287

In 2011 and 2010, the Company redeemed the held to maturity investments at their carrying value which was $3.1 million and $5.4 million, respectively. The redemption in 2011 was on maturity and in 2010 the investment was redeemed before its maturity date by tendering it to the arranger at par value due to corporate restructuring proposal by the issuer resulting in triggering of mandatory pre-payment.

5.	Accounts receivable

Accounts receivable consist of the following (dollars in thousands):

	As of December 31,
	2011	2010
	(Successor)	(Predecessor)
Receivables	$136,198	$125,129
Less: Allowances for doubtful accounts	(3,353)	(3,577)

Total	$132,845	$121,552

As of December 31, 2011 and 2010, accounts receivables from related parties included in receivables from related parties on the consolidated balance sheet consists of $4.9 million and $0.06 million respectively.

The activity in the allowance for doubtful accounts receivable is as follows (dollars in thousands):

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	Year ended December 31,
			2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Balance at the beginning of the period /year	$3,485	$3,577	$2,887	$2,923
Additional provision (net of recoveries) made	982	(94)	615	2,270
Accounts receivable written off against the allowance	(846)	—	—	(2,380)
Foreign currency translation adjustment	(268)	2	75	74

Balance at the end of the period / year	$3,353	$3,485	$3,577	$2,887

6.	Unbilled revenue and billings in excess of costs and estimated earnings on uncompleted contracts (dollars in thousands):

	As of December 31,
	2011	2010
	(Successor)	(Predecessor)
Cost incurred on uncompleted contracts	$39,912	$40,344
Estimated earnings	48,154	32,476
Less: Billings to date	(76,710)	(60,010)

Total	$11,356	$12,810

Included in the accompanying balance sheet under the following captions:
Unbilled revenue	$30,060	$30,731
Billings in excess of costs and estimated earnings on uncompleted contracts	(18,704)	(17,921)

Total	$11,356	$12,810

7.	Other assets

Other assets consist of the following (dollars in thousands):

	As of December 31,
	2011	2010
	(Successor)	(Predecessor)
Advances to vendors	$669	$601
Refundable security deposit	5,602	6,906
Deferred cost in respect of revenue arrangements	—	3,297
Due from employees	589	1,087
Derivative contracts	277	5,177
Advance for investments	—	3,356
Deposit with tax authorities	6,519	7,414
Service tax receivable	2,979	1,730
Others	127	456

Total	$16,762	$30,024

Less: Other current assets:
Advances to vendors	(669)	(601)
Refundable security deposit	(678)	(3,644)
Deferred cost in respect of revenue arrangements	—	(2,288)
Due from employees	(585)	(1,062)
Derivative contracts	(277)	(5,177)
Advance for investments	—	(3,356)
Service tax receivable	(2,979)	(1,730)
Others	(254)	(456)

Total	$(5,442)	$(18,314)

Other assets	$11,320	$11,710

8.	Property and equipment

Property and equipment consists of the following (dollars in thousands):

	As of December 31,
	2011	2010
	(Successor)	(Predecessor)
Land	$—	$4
Building	86,832	81,189
Leasehold improvements	3,397	7,798
Computer – Hardware and other service equipment	13,200	53,678
Computer – Software	13,785	50,708
Furniture and fixtures	9,483	22,742
Other equipment	11,979	42,597
Vehicles	404	1,226
Capital work-in-progress	8,889	10,622
Capital advances	—	4,186
Less: Accumulated depreciation and amortization	(16,867)	(138,514)

Total	$131,102	$136,236

Depreciation on property and equipment and amortization of computer software included in depreciation and amortization of property and equipment is as follows (dollars in thousands):

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	Year ended December 31,
			2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Depreciation expense	$21,887	$8,594	$23,111	$22,005
Amortization of computer software as part of deprecation expenses	4,582	2,542	6,739	4,247

Unamortized computer software cost as of December 31, 2011 and ended 2010 amounted to $11.3 million and $15.3 million, respectively.

9.	Goodwill and intangible assets

Intangible assets as of December 31, 2011 and 2010 consist of the following (dollars in thousands):

	As of December 31,
	2011	2010
	(Successor)	(Predecessor)
Customer related intangibles	$186,615	$15,238
Technology related intangibles	—	498
Marketing related intangibles	—	617
Intellectual property rights	9,400	33,912
Foreign currency translation adjustment	(29,286)	78

	166,729	50,343
Less: Accumulated amortization	(6,512)	(18,114)

	$160,217	$32,229

During 2007, the Company acquired the worldwide rights for a software Proprietary Intellectual Property Rights (“IPR”) that enables communication service providers to offer customer management, retail point-of-sale and billing services for a variety of products and services. Cost of acquisition of the IPR amounting to $20,369 was capitalized as an intangible asset and was being amortized over a period of ten years. The Company was using this intellectual property for the purposes of software licensing, provision of reusable IP-led IT services, managed services and provision of hosted or software-as-a-service solutions. A royalty of 5% is payable to seller on such sales.

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

As of and during the year ended, December 31, 2010, there were no significant adverse events or changes in circumstance that indicated that the carrying amount of the IPR is not recoverable. Accordingly, the Company has not performed a detailed evaluation of recoverability of this IPR during 2010.

In June 2010, the Company acquired software Intellectual Property Rights (“IPR2”) used for education sector management in UK and Ireland. Cost of acquisition of the IPR2 and marketing rights amounting to $12.0 million was been capitalized as an intangible asset and was being amortized over a period of seven years.

The intangibles (including existing intangible assets arising on earlier Patni acquisition) were fair valued as part of the acquisition by iGATE and detailed evaluation of recoverability was carried out. As of and during the year ended December 31, 2011 and 2010, there were no significant adverse events or changes in circumstance that indicated that the carrying amount of the various intangible assets is not recoverable.

The amortization expense is as given below (dollars in thousands):

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	For the year ended
			2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Amortization	$7,034	$2,378	$5,335	$4,247

The estimated amortization for the intangible assets, for the next five years will be as follows (dollars in thousands):

Amount
2012	$11,065
2013	11,460
2014	11,894
2015	12,419
2016	12,859

$59,697

The movement in goodwill balance is given below (dollars in thousands):

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	Year ended December 31, 2010
	(Successor)	(Predecessor)	(Predecessor)
Balance at beginning of the period/ year	$—	$69,661	$65,838
Goodwill arising on push down accounting	574,266	—	—
(refer Note 1.2)
Goodwill arising on acquisition of CHCS Services Inc	—	—	4,042
Foreign currency translation adjustment	(90,009)	242	(219)

Balance at end of the period/ year	$484,257	$69,903	$69,661

Goodwill as of December 31, 2010 includes $5.1 million, which is deductible for tax purposes as per local taxation laws in the United Kingdom. Goodwill as of December 31, 2010 includes $1.5 million, which is deductible for tax purposes as per local taxation laws in the United States of America.

10.	Change in estimate

The U.S. Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni U.S.A. and for the years ended March 31, 2003, 2004 and 2005 of the U.S. branch of the Company in 2008, and completed its assessment of tax returns for the years ended 2005 and 2006 of Patni U.S.A. in 2009. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for the latter years based on the experience gained from the tax examination. Accordingly, the following amounts have been included in the income statement as a change in estimate (dollars in thousands):

Year ended December 31, 2009
(Predecessor)
Reduction of accrual for payroll taxes(1)	$(1,158)
Reduction in interest expense(2)	(1,616)
Reduction in other expense(3)	(232)
Reduction in income taxes – current	(9,423)
Increase in income taxes – deferred	1,110

$(11,319)

(1)	Included under cost of revenues
(2)	Included under Interest expense reversed
(3)	Included under other income/expense

During 2009, the Company received a favorable order from the Indian Income Tax Appellate Tribunal allowing the set off of certain losses against business income. Based on this order, the Company has reversed tax provisions amounting to $2.5 million, which has been included in the income statement for the year ended December 31, 2009.

As per the Company’s practice, it finalized the amount of incentive payable to the employees for the fiscal year December 31, 2009 based on completion of employee appraisals including final determination of key operating parameters applicable to each employee and business unit during the year ended December 31, 2010. Accordingly, the Company has reversed incentive accrual amounting to $10.6 million which has been included in personnel cost in the consolidated statement of income for the year ended December 31, 2010.

The Company has finalized the amount of incentive payable to the employees for the year December 31, 2010 based on completion of employee appraisals including final determination of key operating parameters applicable to each employee and business unit during the year ended December 31, 2011. Accordingly, the Company has reversed an incentive accrual amounting to $5.1 million which was included in personnel cost in the statement of income for the period from January 1, 2011 through May 15, 2011.

11.	Accrued expenses

Accrued expenses consist of the following (dollars in thousands):

	As of December 31,
	2011	2010
	(Successor)	(Predecessor)
Employee costs	$25,623	$36,175
Subcontractor accruals	7,383	6,908
Professional fees payable	1,787	2,584
Others	13,873	14,770

Total	$48,666	$60,437

12.	Other liabilities

Other liabilities consist of the following (dollars in thousands):

	As of December 31,
	2011	2010
	(Successor)	(Predecessor)
Provision for leave pay obligation	$12,248	$12,709
Provision for retirement benefits	2,083	13,631
Capital expenditure payable	481	1,570
Provision for payroll tax matters	1,309	363
Interest on corporate taxes and other related expenses	234	1,468
Provision for volume discounts	2,916	7,307
Advance from customers	2,104	1,474
Derivative liabilities	17,264	6,539
Value added tax	2,554	1,592
Others	8,069	6,755

Total	$49,262	$53,408
Less: Other current liabilities:
Provision for leave pay obligation	(12,248)	(12,709)
Provision for retirement benefits	(83)	(211)
Capital expenditure payable	(481)	(1,570)
Provision for volume discounts	(2,916)	(7,307)
Advance from customers	(2,104)	(1,474)
Derivative liabilities	(10,525)	—
Value added tax	(2,554)	(1,592)
Others	(8,098)	(6,138)

Total	$(39,009)	$(31,001)

Other liabilities	$10,253	$22,407

13.	Accumulated other comprehensive loss

The components of accumulated other comprehensive loss was as follows (dollars in thousands):

	As of December 31,
	2011	2010
	(Successor)	(Predecessor)
Loss on foreign currency translation adjustment	$(221,423)	$(5,006)
Net unrealized gain on investments	2,655	909
Net unrealized (loss) gain on foreign currency derivative contracts	(19,933)	979
Actuarial gain (loss) relating to defined benefit plan	176	(1,360)

	$(238,525)	$(4,478)

14.	Leases

Patni acquires certain vehicles under capital lease for a non-cancelable period of up to 4 years. The gross amount recorded in property and equipment for such capital leases and the related accumulated depreciation amounted to $0.4 million and $0.2 million as of December 31, 2011, respectively, and $0.4 million and $0.2 million as of December 31, 2010, respectively. The depreciation expense in respect of these assets aggregated 0.05 million, $0.02 million, $0.1 million and $0.2 million for the period from May 16, 2011 through December 31, 2011, for the period from January 1, 2011 through May 15, 2011 and the years ended December 31, 2010 and 2009, respectively.

Patni has operating lease agreements, primarily for leasing office and residential premises that expire over the next 1 to 10 years. Certain of these agreements (a) provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any, (b) contain a clause for renewal of the lease agreements, and (c) require the Company to pay certain executory costs such as taxes, maintenance and insurance.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future capital lease payments as of December 31, 2011 are as follows (dollars in thousands):

	Capital leases	Operating leases
2012	$99	$2,156
2013	86	2,226
2014	68	1,081
2015	23	534
beyond 2015	4	199

Total minimum lease payments	280	$6,196

Less: Amount representing interest	(54)

Present value of net minimum capital lease payments	226
Less: Current installments of obligations under capital leases	(72)

Obligations under capital leases, excluding current installments	$154

Rental expense for all operating leases for the period from May 16, 2011 through December 31, 2011, for the period from January 1, 2011 through May 15, 2011 and the years ended December 31, 2010 and 2009 was $5.7 million, $3.8 million, $11.1 million and $12.4 million, respectively.

15.	Fair Value Measurement

On January 1, 2008, the Company adopted ASC 820, “Fair Value Measurements”. As a result, the Company now classifies its inputs used to measure fair value into the following hierarchy:

Level 1 –	Unadjusted quoted market prices in active market.

Level 2 –	Unadjusted quoted prices in active markets for similar assets or liabilities or Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or Inputs other than quoted prices that are observable for the asset or liability.

Level 3 –	Unobservable inputs for the assets or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

In accordance with ASC 820, assets and liabilities are to be measured based on the following valuation techniques:

Market approach – Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach – Converting the future amounts based on the market expectations to its present value using the discounting methodology.

Cost approach – Replacement cost method.

As of December 31, 2011, the fair value of the Company’s financial assets and liabilities that are measured at fair value on recurring basis, by hierarchy, is summarized in the following table (dollars in thousands):

(Successor)	Total	Level 1	Level 2	Level 3
Current assets:
Liquid mutual fund units	$199,166	$199,166	$—	$—
Fixed maturity fund units	114,287	—	114,287	—
Certificate of deposit with bank and others	8,900	—	8,900	—
Foreign currency exchange derivatives	277	—	277	—

Total current assets	$322,630	$199,166	$123,464	$—

Current liabilities:
Foreign currency exchange derivatives	$10,525	$—	$10,525	$—

Total current liabilities	$10,525	$—	$10,525	$—

Non-Current liabilities:
Foreign currency exchange derivatives	$6,739	$—	$6,739	$—

Total non-current liabilities	$6,739	$—	$6,739	$—

As of December 31, 2010, the fair value of the Company’s financial assets and liabilities that are measured at fair value on recurring basis, by hierarchy, is summarized in the following table (dollars in thousands):

(Predecessor)	Total	Level 1	Level 2	Level 3
Current assets:
Liquid mutual fund units	$68,733	$—	$68,733	$—
Fixed maturity fund units	157,040	—	157,040	—
Certificate of deposit with bank and others	54,777	—	54,777	—
Foreign currency exchange derivatives	5,177	—	5,177	—

Total current assets	$285,727	$—	$285,727	$—

Non-Current liabilities:
Foreign currency exchange derivatives	$6,539	$—	$6,539	$—

Total non-current liabilities	$6,539	$—	$6,539	$—

Investments

The Company’s investments consist primarily of investment in debt linked mutual funds and certificates of deposit with banks. Fair value of debt linked mutual funds are based on prices as stated by the issuers of mutual funds and are classified as Level 1 or 2 after considering whether the fair value is readily determinable. Fair value of investments in certificate of deposits, classified as available for sale, is determined using observable market inputs and are classified as Level 2.

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

16.	Derivatives financial instruments

As of December 31, 2011 and December 31, 2010, $19.9 million and $(5.7) million, respectively of deferred losses (gains) (net of taxes) on derivative instruments accumulated in other comprehensive income are expected to be reclassified to earnings during the next 12 months. There were no cash flow hedges which were discontinued during the period because of non-occurrence of forecasted transaction.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding (dollars in thousands):

	Currency	As of December 31,
		2011	2010
		(Successor)	(Predecessor)
Forward contracts, sell	USD	346,350	314,325
Forward contracts, sell	JPY	75,000	500,000
Forward contracts, sell	GBP	13,390	8,730
Forward contracts, sell	EUR	1,650	—

The following table summarizes the location and fair value of outstanding derivative instruments in the consolidated balance sheets segregated by type of contract, by assets and liabilities and by designation:

Derivatives designated as hedging instruments (dollars in thousands):

	Balance sheet location	As of December 31,
		2011	2010
		(Successor)	(Predecessor)
Foreign currency exchange contracts	Other current assets	$98	$4,224
Foreign currency exchange contracts	Other current liabilities	9,785	—
Foreign currency exchange contracts	Other liabilities	6,739	6,539

Derivatives not designated as hedging instruments (dollars in thousands):

	Balance Sheet location	As of December 31,
		2011	2010
		(Successor)	(Predecessor)
Foreign currency exchange contracts	Other current assets	$179	$953
Foreign currency exchange contracts	Other current liabilities	740	—

Derivatives not designated as hedging instruments (dollars in thousands):

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	For the year ended
			2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Statement of Income
Foreign exchange loss (gain), net:
Foreign currency exchange contracts	$17,289	$(1,468)	$(8,778)	$(1,446)

These foreign currency exchange contracts were entered into to hedge the fluctuations in foreign exchange rates for recognized balance sheet items such as inter-company and end customer receivables, and were not originally designated as hedges. Realized (gains) losses and changes in the fair value of these derivatives are recorded in foreign exchange (gains) losses, net in the consolidated statements of income.

The following table summarizes the location and amount of gains and losses on derivative contracts designated as hedging instruments in the consolidated statements of income for the period from May 16, 2011 to December 31, 2011 (Successor period), from January 1, 2011 to May 15, 2011 (Predecessor period) and for the years ended December 31, 2010 and 2009 (dollars in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of (gain) loss recognized in OCI on Derivatives		Location of (gain) loss reclassified from Accumulated OCI into Income	Amount of (gain) loss reclassified from Accumulated OCI into Income	Location of (gain) loss recognized in Income on Derivatives	Amount of (gain) loss recognized in Income on Derivatives
	(Effective Portion)		(Effective Portion)		(Ineffective Portion and amount excluded from effectiveness testing)
Successor
For the period May 16, 2011 through December 31, 2011	$28,211	*	Foreign exchange (gain) loss	$359	Foreign exchange (gain) loss	$(2,366)
Predecessor
For the period from January 1, 2011 through May 15, 2011	1,112	*	Foreign exchange (gain) loss	(3,356)	Foreign exchange (gain) loss	(2,015)
For the year ended December 31, 2010	(11,440)		Foreign exchange (gain) loss	(10,979)	Foreign exchange (gain) loss	(900)
For the year ended December 31, 2009	(12,330)		Foreign exchange (gain) loss	18,200	Foreign exchange (gain) loss	1,007

*	Includes deferred loss on settled rollover derivatives amounting to $17.4 million and deferred gain $0.7 million for the period May 16, 2011 through December 31, 2011 and January 1, 2011 through May 15, 2011, respectively.

The Company mitigates the credit risk of these derivatives by transacting with highly rated counterparties in India which are major banks. As of December 31, 2011, the Company has evaluated the credit and non-performance risks associated with the counterparties and believes that the impact of the credit risk associated with the outstanding derivatives was insignificant.

17.	Shareholders’ equity

Common shares

The Company has only one class of equity shares. For all matters submitted to vote in the shareholders’ meeting, every holder of equity shares (except holders of American Depository Shares – “ADSs”), as reflected in the records of the Company shall have one vote in respect of each share held. In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company after such discharge shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

The common shares represented by the ADSs are similar to other common shares except for voting rights. Under the depository agreement, the depository of ADSs shall vote as directed by the Board of Directors of the Company.

Retained earnings and dividends

Retained earnings as of December 31, 2011 and 2010 include profits aggregating $12.35 million and $16.24 million, respectively, which are not distributable as dividends under Indian Companies Act, 1956 (Companies Act).

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

The Company’s shareholders approved final dividend of Rs. 3/- per equity share in Annual General Meeting held on June 23, 2010. The Company’s Board of Directors approved special interim dividend of Rs. 63/- per equity share in their meeting held on August 13, 2010. The total amount paid was $216.4 million (including dividend tax of $30.9 million) for the year ended December 31, 2010.

18.	Employee stock compensation plans

On June 30 2003, Patni established the Patni ESOP 2003 plan (the “2003 ESOP Plan”). Under the 2003 ESOP Plan, the Company is authorized to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the 2003 ESOP Plan are granted an option, which may be based on service or performance criteria, to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner from one year to four years and expire at the end of five years from the date of vesting. A compensation committee constituted by the Board of Directors of the Company administers the 2003 ESOP Plan. The 2003 ESOP Plan has been amended to enable the Company to issue up to 2,000,000 ADR linked options (wherein one ADR linked option is equal to two equity shares of the Company) to the employees of the Company as well as its subsidiaries.

In June 2009, the shareholders authorized the Company to issue upto an additional 8,000,000 equity shares to eligible employees under the 2003 ESOP Plan (hereinafter referred to as the “ESOP Plan”).

The fair value of outstanding options at the date of the acquisition by iGATE amounted to $18.2 million using Black-Scholes-Merton option pricing model. The fair value of vested options and fair value of unvested options attributable to the pre-combination service period aggregating to $13.9 million is included as part of non-controlling interest and recorded as a component of purchase consideration. The fair value of unvested options attributable to the post-combination service period amounting to $4.3 million will be recorded as stock-based compensation cost on a straight line basis over the remaining vesting/service period.

The weighted average grant date fair value of options granted during the period from May 16, 2011 through December 31, 2011 was $6.00 for equity linked options and $12.99 for ADR linked options, respectively. The weighted average grant date fair value of options granted during the year ended December 31, 2010 was $9.21 for equity linked options and $19.11 for ADR linked options, respectively. The weighted average grant date fair value of options granted during the year ended December 31, 2009 was $2.42 for equity linked options and $8.18 for ADR linked options.

Stock options activity under the ESOP Plan is as follows:

(Successor)	May 16, 2011 through December 31, 2011
	Shares arising out of options		Exercise price		Weighted average remaining contractual life (months)
Outstanding at the beginning of the period	1,265,250 900,000 75,978 328,113 1,484,257		$ $ $ $ $	0.04 2.05-2.75 3.16 5.51-7.35 7.55-11.18	55 74 12 19 46

Granted during the period (including 4,125 ADR linked options)	20,250			$0.04	85

Forfeited during the period	(182,950 (18,206 (90,012 (451,719	) ) ) )	$ $ $ $	0.04 3.16 5.51-7.35 7.55-11.18	— — — —

Exercised during the period	(667,019 (150,000 (10,774 (52,222 (6,450	) ) ) ) )	$ $ $ $ $	0.04 2.05-2.75 3.16 5.51-7.35 7.55-11.18	— — — — —

Outstanding at the end of the period	435,531 750,000 46,998 185,879 1,026,088		$ $ $ $ $	0.04 2.05-2.75 3.16 5.51-7.35 7.55-11.18	60 — 11 16 41

Exercisable at the end of the year	342,481 750,000 46,998 185,879 845,263		$ $ $ $ $	0.04 2.05-2.75 3.16 5.51-7.35 7.55-11.18	56 — 11 16 32

Vested and expected to vest	432,031 750,000 46,998 185,879 973,323		$ $ $ $ $	0.04 2.05-2.75 3.16 5.51-7.35 7.55-11.18	60 — 11 16 40

(Predecessor)	January 1, 2011 through May 15, 2011
	Shares arising out of options	Exercise price		Weighted average remaining contractual life (months)
Outstanding at the beginning of the period	2,315,895 1,650,000 101,853 627,012 1,807,188	$ $ $ $ $	0.04 2.05-2.75 3.16 5.51-7.35 7.55-11.18	59 68 17 22 51

Granted during the period	—		—	—

Forfeited during the period	(106,037) (1,525) (54,500) (97,700)	$ $ $ $	0.04 3.16 5.51-7.35 7.55-11.18	— — — —

Exercised during the period	(944,608) (750,000) (24,350) (244,399) (225,231)	$ $ $ $ $	0.04 2.05-2.75 3.16 5.51-7.35 7.55-11.18	— — — — —

Outstanding at the end of the period	1,265,250 900,000 75,978 328,113 1,484,257	$ $ $ $ $	0.04 2.05-2.75 3.16 5.51-7.35 7.55-11.18	55 74 12 19 46

Exercisable at the end of the period	371,370 150,000 75,978 328,113 1,054,832	$ $ $ $ $	0.04 2.05-2.75 3.16 5.51-7.35 7.55-11.18	62 67 12 19 35

Vested and expected to vest	1,163,471 900,000 75,978 320,513 1,473,181	$ $ $ $ $	0.04 2.05-2.75 3.16 5.51-7.35 7.55-11.18	60 76 14 20 48

	Year ended December 31, 2010
(Predecessor)	Shares arising out of options	Exercise price	Weighted average remaining contractual life (months)
Outstanding at the beginning of the year	2,246,900	$0.04	72
	1,774,000	$2.05-2.75	80
	277,675	3.16	24
	1,565,901	$5.51-7.35	29
	2,520,101	$7.55-11.18	60
Granted during the period (including 142,015 ADR linked options)	1,043,940	$0.04	90
	60,000	$7.55-11.18	61
Forfeited during the year	(142,728)	$0.04	—
	(19,976)	$3.16	—
	(121,733)	$5.51-7.35	—
	(447,664)	$7.55-11.18	—
Exercised during the year	(832,217)	$0.04	—
	(124,000)	$2.05-2.75	—
	(155,846)	$3.16	—
	(817,156)	$5.51-7.35	—
	(325,249)	$7.55-11.18	—

Outstanding at the end of the year	2,315,895	$0.04	59
	1,650,000	$2.05-2.75	68
	101,853	$3.16	17
	627,012	$5.51-7.35	22
	1,807,188	$7.55-11.18	51

Exercisable at the end of the year	264,354	$0.04	52
	375,000	$2.05-2.75	50
	101,853	$3.16	17
	627,012	$5.51-7.35	22
	1,113,438	$7.55-11.18	37

Vested and expected to vest	2,221,948	$0.04	60
	1,650,000	$2.05-2.75	68
	101,853	$3.16	17
	627,012	$5.51-7.35	22
	1,774,787	$7.55-11.18	51

The fair value of each option on the date of grant/acquisition is estimated using the Black-Scholes-Merton option pricing model with the following assumptions for the equity linked options.

	May 16, 2011 through December 31, 2011	May 15, 2011	Year ended December 31,
			2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Dividend yield	0.67%	0.67%	0.60% - 1.06%	1.37% - 1.78%
Weighted average dividend yield	0.67%	0.67%	0.68%	1.53%
Expected life	3.5-5.5 years	1.0-5.25 years	3.5 - 6.5 years	3.5 - 6.5 years
Risk free interest rate	8.29% -8.37%	8.11%-8.38%	6.81% - 7.96%	5.94% - 7.21%
Volatility	38.47%-39.13%	26.85%-42.02%	37.69% - 42.84%	37.01% - 44.16%
Weighted Average Volatility	38.84%	31.70%	41.85%	39.42%

The fair value of each option on the date of the grant is estimated using the Black-Scholes-Merton option pricing model with the following assumptions for ADR linked options.

	May 16, 2011 through December 31, 2011	May 15, 2011	Year ended December 31,
			2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Dividend yield	0.68%	0.67%	0.60% -1.06%	1.18% -1.64%
Weighted average dividend yield	0.68%	0.67%	0.64%	1.61%
Expected life	3.5-5.5 years	1.0 - 4.98 years	1.0 - 6.5 years	1.0 - 6.5 years
Risk free interest rate	0.58%-1.15%	0.18% - 1.76%	0.48% - 2.93%	0.52% - 2.96%
Volatility	38.27%-40.64%	26.85%-42.02%	30.54% - 46.33%	42.41% - 50.79%
Weighted Average Volatility	39.71%	35.84%	32.14%	46.65%

The aggregate intrinsic value of options exercised and fair value of options vested is as follows (dollars in thousands):

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	Year ended December 31,
			2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Intrinsic value of options exercised	$5,830	$16,859	$16,171	$4,161
Fair value of options vested	8,881	2,678	7,497	2,827

The intrinsic value of options outstanding, exercisable and expected to vest is as follows:

	As of December 31,
	2011	2010
	(Successor)	(Predecessor)
Options outstanding	$9,769	$43,809
Options exercisable	8,819	10,136
Options vested and expected to vest	9,769	42,732

iGATE Corporation has issued 639,900 performance based restricted awards to Patni employees and the Company has recorded compensation expense amounting to $1.0 million for the period May 16, 2011 to December 31, 2011.

The compensation expense recognized as cost of revenues and selling, general and administrative expense is as follows (dollars in thousands):

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	Year ended December 31,
			2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Cost of revenues	$481	$624	$2,682	$1,572
Selling, general and administrative expenses	3,587	2,095	5,943	3,737

The simplified method is used to estimate the expected term of the instruments in the option valuation model which is based on the vesting term and contractual term of the option as the Company does not have sufficient historical data on option exercise. Volatility is based on historical volatility in the share price movement of the Company over the expected term.

As of December 31, 2011, the total compensation cost related to non-vested awards not yet recognized is $0.6 million and the weighted average period over which it is expected to be recognized is 21 months.

19.	Income Tax

Total income tax expense is allocated as follows (dollars in thousands):

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	Year ended December 31,
			2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Income from operations	$15,934	$10,357	$19,336	$4,759
Shareholders’ equity, for
- unrealized gains (losses) on investment securities	266	489	(118)	(302)
- unrealized gains (losses) on derivative instruments	(7,919)	(1,172)	1,956	(20)
- pension	—	535	(272)	(182)
- gratuity	69	(316)	(43)	14
- tax benefit arising on exercise of stock options	—	(364)	(1,330)	(814)

Total	$8,350	$9,529	$19,529	$3,455

Income tax expense attributable to income from continuing operations consists of the following (dollars in thousands):

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	Year ended December 31,
			2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Current taxes:
Domestic	$12,153	$17,578	$27,637	$14,092
Foreign	1,988	(5,897)	6,551	(468)

	14,141	11,681	34,188	13,624

Deferred taxes:
Domestic	(597)	(3,509)	(13,836)	(9,063)
Foreign	2,390	2,185	(1,016)	198

	1,793	(1,324)	(14,852)	(8,865)

Total	$15,934	$10,357	$19,336	$4,759

Pre-tax income from domestic and foreign operations is set out below (dollars in thousands):

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	Year ended December 31,
			2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Pre-tax income
Domestic	$47,340	$49,223	$138,859	$98,087
Foreign	15,915	(12,685)	13,656	26,452

Total	$63,255	$36,538	$152,515	$124,539

The tax effect of temporary differences that give rise to significant portion of deferred tax assets and liabilities are presented below (dollars in thousands):

	As of December 31,
	2011	2010
	(Successor)	(Predecessor)
Deferred tax assets:
Leave pay obligation, accrued incentives, pension obligations, etc	$10,599	$11,827
Accounts receivable	760	866
Deferred revenue	745	387
Carry forward business and other losses	11,421	11,079
Payroll taxes and interest on payroll and corporate taxes	577	831
Stock based compensation costs	383	2,188
Unrealized loss on derivatives	4,373	1,325
Billings in excess of costs and estimated earnings on uncompleted contracts	937	534
MAT credit entitlement(1)	31,257	40,845
Others	212	176

Gross deferred assets	61,264	70,058
Less: Valuation allowance	(13,637)	(10,282)

Total deferred tax assets	47,627	59,776
Deferred tax liabilities:
Property and equipment	(32,066)	(3,484)
Undistributed earnings of U.S. branch	(2,772)	(1,529)
Unrealized gain on available for sale securities	(291)	(423)
Intangible assets	(40,267)	(1,601)
Tax deduction available for notional interest deduction	—	(500)
Tax deductible goodwill	—	(1,055)
Others	(81)	—

Total deferred tax liabilities	(75,477)	(8,592)

Net deferred tax assets	(27,850)	$51,184

Classified as
Deferred tax assets
Current	$18,992	$35,542
Noncurrent	11,630	16,622
Deferred tax liabilities
Current	—	—
Noncurrent	58,472	980

Net Deferred tax assets	$(27,850)	$51,184

(1)

Indian Companies that benefit from a holiday from India Corporate Income taxes are subjected to Minimum Alternate Tax (MAT). Until March 31, 2011, MAT provisions were applicable to units availing exemption under section 10A of the Income-tax Act, 1961. With effect from April 1, 2011 MAT has been extended to income in respect of which deduction is claimed under section 10AA of the Indian Income tax Act, 1961. Consequently, the Company has calculated the tax liability on units availing exemption after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. Accordingly, deferred tax asset of $4.2 million, $16.9 million and $9.8 million has been recognized during fiscal year December 31, 2011, 2010 and 2009, respectively, in respect of MAT credit entitlement, which can be carried forward for a period of 10 years. During the period from January 1, 2011 through May 15, 2011 and May 16, 2011 through December 31, 2011 MAT amounting to $1.3 million and $6.9 million respectively has been utilized against current tax liabilities post expiry of 10 A benefits.

In assessing the realisability of deferred tax assets, management considers whether it is more likely than not, that some portion, or all, of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences and loss carry forward are deductible. Management considers the reversal of taxable temporary differences, the projected future taxable income, tax planning strategies and impact of tax exemptions currently available to the Company, in making this assessment. Based on the level of expected taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of those deductible differences, net of existing valuation allowances.

The operating loss of the subsidiaries in the UK amounting to $22.2 million can be carried forward for an indefinite period. The operating loss of the subsidiary in Mexico amounting to $3.1 million will expire at various dates through December 31, 2021. The operating loss of the subsidiary in Singapore amounting to $7.3 million can be carried forward for an indefinite period. The operating loss of subsidiary in Japan amounting to $0.6 million can be carried forward and will expire at various dates through December 31, 2018.

Deferred tax liability in respect of undistributed earnings of Patni’s foreign subsidiaries as of December 31, 2011 aggregating $16.9 million has not been recognized in the financial statements, as such earnings are considered to be indefinitely re-invested. As of December 31, 2011, the undistributed earnings of these subsidiaries were approximately $52.2 million.

The increase in valuation allowance of $3.3 million in the year 2011, is primarily due to additional valuation allowance of $2.7 million ($1.0 million for the period from May 16, 2011 through December 31, 2011 and $1.7 million for the period from January 1, 2011 through May 15, 2011) in respect of deferred tax asset recorded on net operating losses of subsidiaries in foreign jurisdiction for the year ended December 31,2011 and $0.6 million recorded on the date of acquisition of certain intangible assets in UK jurisdiction, where the Company believes that it is more likely than not, based on the available evidence that the asset will not be realized.

The increase in valuation allowance of $6.7 million in the year 2010, is primarily due to additional valuation allowance of $2.8 million in respect of deferred tax asset recorded on net operating losses of subsidiaries in foreign jurisdiction for the year ended December 31, 2010, valuation allowance of $1.8 million on deferred tax asset of Patni Telecom India (formerly known as Cymbal Information Services Pvt. Ltd.) comprising MAT credit entitlement and valuation allowance of $2.1 million on deferred tax asset recorded on long term capital loss arising on investment in available for sale securities, where the Company believes that it is more likely than not, based on available evidence that the asset will not be realized.

The reported income tax expense attributable to income from continuing operations differed from amounts computed by applying the enacted tax rate to income of Patni from continuing operations before income-taxes as a result of the following (dollars in thousands):

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	Year ended December 31,
			2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Income before income taxes	$63,255	$36,538	$152,515	$124,539
Weighted average enacted tax rate in India	32.45%	32.96%	33.41%	33.99%
Computed expected income tax expense	20,527	12,043	50,955	42,331
Effect of:
Income exempt from tax	(5,236)	(6,290)	(40,369)	(30,674)
Changes in valuation allowance	1,073	1,666	6,681	3,601
Carry forward losses on long term capital loss	(1,108)	(38)	(2,063)	(412)
Non deductible expenses	2,736	897	2,347	2,003
U.S. State taxes, net of federal tax benefit	441	(682)	471	1,021
Branch taxes	3,421	3,265	9,371	9,733
Reversal of the uncertain tax positions due to the expiration of the statute of limitation	(7,648)	—	(6,735)	(7,629)
Foreign income taxed at different rates	699	326	1,028	649
Change in statutory tax rate on deferred taxes	—	—	45	—
Profit on sale of investments taxed at other than statutory rate	—	—	(607)	(3,093)
Change to prior year tax expense estimates	—	—	—	(9,423)
Reversal of prior year tax	470	(671)	(1,845)	(3,453)
Others	559	(159)	57	105

Reported income tax expenses	$15,934	$10,357	$19,336	$4,759

The Company conducts its business globally, and, as a result, the Company and some of its subsidiaries file income tax returns in India, the U.S., and various foreign jurisdictions. The tax years ended March 31, 2000 to March 31, 2011 remains open to examination by the Indian tax authorities. With few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2008 with regard to the Company’s U.S. branch and with regard to Patni U.S.A.

The Tax holiday available to the Company for Software Technology Parks of India (“STPI”) units under section 10A of the Income-tax Act, 1961 expired on March 31, 2011. As a result, a substantial portion of profits of the Patni India operations is now taxable as per the normal provisions of the Indian Income-tax Act. However, the Company is eligible to claim the exemption on its profits earned from its undertakings situated in Special Economic Zones (“SEZ”) in India in respect of 100% of the export profits for a period of 5 years and 50% of such profits for next 5 years and 50% of the profits for further period of 5 years subject to satisfaction of certain capital investments requirements. The aggregate tax effect on net income of the above tax holiday and export incentive schemes were $2.2 million, $10.8 million, $36.6 million and $27.1 million for the period from May 16, 2011 through December 31, 2011, for the period from January 1, 2011 through May 15, 2011, and the years ended December 31, 2010 and 2009, respectively. Further, the per share effect of this exemption on net income was $0.02 million, $0.08 million, $0.28 million and $0.21 million for the period from May 16, 2011 through December 31, 2011, for the period from January 1, 2011 through May 15, 2011, and the years ended December 31, 2010 and 2009, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (dollars in thousands):

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	As of December 31,
			2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Beginning balance	34,819	32,415	32,371	45,872
Additions based on tax positions related to current year	4,256	2,695	8,483	8,355
Settlement	(243)	—	—	(202)
Reductions for tax positions of prior years	(186)	—	(1,229)	(13,675)
Reductions for tax positions due to lapse of statute of limitations	(8,160)	—	(7,265)	(8,222)
Exchange difference	(262)	(291)	54	244

Ending Balance	30,224	34,819	32,414	32,372

The Company recognizes interest and penalties related to uncertain tax positions in other (expense)/ income. The company recorded interest expenses relating to uncertain position of $0.2 million for the period from January 1, 2011 through May 15, 2011 and $0.4 million for the period from May 16, 2011 through December 31, 2011 and reversed $0.8 million for the period from 16 May 2011 through 31 December 2011 on account of expiry of statute of limitation with regard to its U.S. Branch for the fiscal year ended March 31, 2008. During year ended December 31, 2010, the Company reversed interest net of tax provision amounting to $0.3 million mainly on account of expiry of statute of limitation with regard to its U.S. Branch for the fiscal year ended March 31, 2007 amounting to $1.1 million. During year ended December 31, 2009, the Company reversed interest and penalties net of provision amounting to $2.0 million mainly on account of reversal of $1.8 million arising on account of completion of assessment with IRS for years 2005 and 2006 for Patni U.S.A. and $1.2 million on account of expiry of statute of limitation with regard to U.S. Branch for the fiscal year ended March 31, 2006. As of December 31, 2011 and 2010, the Company has recognized $1.3 million and $1.5 million, respectively, as accrued interest and penalties related to uncertain tax positions.

As of December 31, 2011 and 2010, the Company has $25.3 million and $30.0 million, respectively, of net unrecognized tax benefits arising out of tax positions which would affect the effective tax rate, if recognized. Although, it is difficult to anticipate the final outcome on timing of resolution of any particular uncertain tax position, the Company believes that the total amount of unrecognized tax benefits will be decreased by $7.2 million during the next 12 months due to expiry of statute of limitation.

20.	Retirement benefits to employees

Gratuity benefits

In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all eligible employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company. This plan is applicable to Patni and its Indian subsidiary Patni Telecom Solutions Private Limited (“Patni Telecom India”) and the India branch of CHCS Services Inc. (“CHCS India”).

Patni contributes each year to a gratuity fund based upon actuarial valuation performed by an actuary. The fund is administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the trust and comprises investment in government securities, government securities based mutual funds and other securities. The Gratuity Plan of Patni Telecom India and CHCS India is not funded.

With regard to the Gratuity Plans of Patni India, Patni Telecom India and CHCS India, the following table sets forth the plans’ funded status and amounts recognized in the Company’s consolidated balance sheets (dollars in thousands):

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	Year ended December 31, 2010
	(Successor)	(Predecessor)	(Predecessor)
Change in benefit obligation
Projected benefit obligation (“PBO”) beginning of period/year	$9,106	$7,895	$6,493
Service cost	1,218	480	1,086
Interest cost	552	268	509
Plan amendments	—	—	726
Translation loss (gain)	(1,421)	(47)	304
Actuarial loss (gain)	(231)	830	(258)
Benefits paid	(1,139)	(320)	(965)

PBO	8,085	9,106	7,895

Fair value of plan assets at beginning of period/year	7,934	5,976	5,874
Actual return on plan assets	380	256	130
Employer contributions	37	2,022	680
Benefits paid	(1,072)	(319)	(964)
Translation gain (loss)	(1,152)	(1)	256

Plan assets at end of period	6,127	7,934	5,976

Funded status	(1,958)	(1,172)	(1,919)

Accumulated benefit obligation	5,782	6,533	5,791

Amounts recognized in the consolidated balance sheets consists of:
Provision for Gratuity (included in ‘other current liabilities’)	83	75	74
Provision for Gratuity (included in ‘other liabilities’)	1,875	1,097	1,845

	$1,958	$1,172	$1,919

Key weighted average assumptions used to determine the benefit obligation were as follows:

	December 31, 2011	December 31, 2010
	(Successor)	(Predecessor)
Discount rate	9.80%	8.9%

For actuarial valuation at December 31, 2011 and 2010, compensation levels have been assumed to increase at 10% for the first two years, 8% for next three years and 6% thereafter.

The expected rate of return on assets in the future is considered to be 7.5% based on the expectation of the average long-term rate of return to prevail over the next 15 to 20 years on the type of investments prescribed as per the statutory pattern of investments.

The composition of plan assets is detailed below (dollars in thousands):

	As of December 31,
	2011		2010
	(Successor)		(Predecessor)
	Amount	%	Amount	%
Central/State Government Securities	$52	1%	$65	1%
Investment in Government Securities based funds	3,517	57%	3,864	65%
Public Sector bonds/ Financial Institutions/ Bank bonds/ Term deposits/Rupee Bonds	2,558	42%	2,047	34%

Total	$6,127	100%	$5,976	100%

The investments are made in accordance with the prescribed government guidelines. Fair values of government securities based mutual funds are based on prices as stated by the issuers of mutual funds and are classified as Level 2. Fair values of investment in Central/State government securities and public sector bonds/ financial institutions/ bank bonds/ term deposits/ rupee bonds are determined using observable market inputs and are classified as Level 2.

Net periodic gratuity cost included the following components (dollars in thousands):

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	Year ended December 31,
			2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Service cost	$1,218	$480	$1,086	$953
Interest cost	552	268	509	504
Expected return on assets	(329)	(159)	(427)	(332)
Amortization of actuarial (gain) loss	(7)	80	101	(11)

Net gratuity cost	$1,434	$669	$1,269	$1,114

Key weighted average assumptions used to determine the net periodic gratuity cost were as follows:

		Year ended December 31,
	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Discount rate	10.05%	8.90%	7.45%	7.45%
Expected return on assets	7.50%	7.50%	7.50%	7.50%

Patni’s expected contribution to gratuity fund for the calendar year 2012 is $2.9 million. The expected benefit payments for next ten years are as follows (dollars in thousands):

Amount
2012	$2,113
2013	2,105
2014	1,976
2015	2,298
2016	2,388
2017-2021	8,366

As of December 31, 2011, 2010 and 2009, the pre tax amounts in accumulated other comprehensive income (loss), not yet recognized as a component of net periodic gratuity costs consists of actuarial gain (loss) and prior service cost on account plan amendment of $0.18 million, $(0.6) million and $0.03 million, respectively. The estimated actuarial gain (loss) and prior service cost that will be amortized from other comprehensive income (loss) in net periodic gratuity cost in fiscal 2012 is $305.

Other pension benefits

Two former founder directors of Patni India are entitled to receive pension benefits upon retirement or on termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible individual reaches the age of 65 years and is payable to the respective individuals or the surviving spouse. In 2011, the Company settled the pension liability for one of the founder directors by purchasing a non participating annuity contract. The funding discharges the Company of all future pension obligations to this individual. The amount is paid to insurance company for a non participating annuity contract and this constitutes settlement of liability.

For the other founder director, the payment of pension will start when he reaches the age of 65. The Company has invested in a plan with Life insurance Corporation of India which will mature at the time this founder director will reach age of 65. Since the Company is obligated to fund the shortfall, if any, between annuity payable and the value of plan asset, the pension liability is actuarially valued at each balance sheet date.

With regard to former founder directors pension plans, the following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheet (dollars in thousands):

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	Year ended December 31, 2010
	(Successor)	(Predecessor)	(Predecessor)
Change in benefit obligation
PBO as of beginning of period	$2,664	$2,225	$2,412
Service cost	—	—	—
Interest cost	97	71	178
Translation (gain) loss	(120)	(10)	99
Actuarial (gain) loss	(72)	378	(330)
Benefits paid*	(1,458)	—	(134)

PBO	1,111	2,664	2,225

Fair value of plan assets as of beginning of period	—	—	—
Actual return on plan assets	—	—	—
Employer contributions	1,178	—	—
Benefits paid	—	—	—
Translation gain (loss)	(192)	—	—

Plan assets at end of period	986	—	—

Funded status	(125)	(2,664)	(2,225)

Accumulated benefit obligation	1,111	2,664	2,225
Amounts recognized in the consolidated balance sheets consists of:
Provision for Pension (included in ‘other current liabilities’)	—	1,458	137
Provision for Pension (included in ‘other liabilities’)	125	1,206	2,088

	$125	$2,664	$2,225

*	This represents amount paid for purchase of non participating annuity contract for a Founder Director during the year 2011.

Key weighted average assumptions used to determine benefit obligation for the former founder director pension plan were as follows:

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	Year ended December 31, 2010
	(Successor)	(Predecessor)	(Predecessor)
Discount rate	7%	7%	8.90%
Increase in compensation levels	0%	0%	0%

The Plan asset is invested with Life Insurance Corporation of India which in turn has invested the funds in Government Security funds and are classified as Level 2.

Net periodic pension cost included the following components (dollars in thousands):

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	Year ended December 31,
			2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Service cost	$—	$—	$—	$—
Interest cost	97	71	178	$168
Amortization	—	306	3	—

Net pension cost	$97	$377	$181	$168

Key weighted average assumptions used to determine net periodic pension cost for the former founder directors plan were as follows:

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	December 31,
			2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Discount rate	7%	8.90%	8.90%	7.45%
Increase in compensation levels	0%	0%	0%	0%

The expected contribution for the calendar year 2012 is $Nil million.

The expected benefit payments for next ten years are as follows (dollars in thousands):

Amount
2012	$—
2013	—
2014	—
2015	—
2016	—
2017-2020	$576

A former founder and executive director with Patni USA is entitled to receive pension benefits upon retirement or on termination from employment at the rate of 50% of his last drawn monthly salary. The pension is payable from the time the eligible individual reaches the age of 71 years and is payable to the respective individual or the surviving spouse. In 2011, the Company settled the pension liability by funding a non participating annuity contract. The funding discharges the Company of all future pension obligations to this individual.

With regard to the former founder and executive director’s pension plan, the following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheet (dollars in thousands):

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	Year ended December 31, 2010
	(Successor)	(Predecessor)	(Predecessor)
Change in benefit obligation
PBO as of beginning of period	$10,960	$9,487	$8,007
Service cost	—	92	215
Interest cost	—	162	370
Settlement	—	265	—
Actuarial loss	—	954	895
Amount paid to non participating annuity contract	(10,960)	—	—

PBO	—	10,960	9,487

Funded status	—	(10,960)	(9,487)
Accumulated benefit obligation	—	10,960	7,128
Amounts recognized in the consolidated balance sheets consists of:
Provision for Pension (included in ‘other current liabilities’)	—	10,960	—
Provision for Pension (included in ‘other liabilities’)	—	—	9,487

	$—	$10,960	$9,487

Key weighted average assumptions used to determine benefit obligation for the former founder and executive director’s plan were as follows:

	January 1, 2011 through May 15, 2011	December 31, 2010
	(Successor)	(Predecessor)
Discount rate	3.5%	4.5%
Increase in compensation levels	—	10%

Net periodic pension cost of former founder and executive director’s included the following components (dollars in thousands):

	January 1, 2011 through May 15, 2011	Year ended December 31,
		2010	2009
	(Predecessor)	(Predecessor)	(Predecessor)
Service cost	$92	$215	$201
Settlement	265	—	—
Interest cost	162	370	336
Amortization	2,312	—	—

Net pension cost	$2,831	$585	$537

Key weighted average assumptions used to determine net periodic pension cost for the Patni USA pension plan were as follows:

	January 1, 2011 through May 15, 2011		Year ended December 31,
			2010		2009
	(Predecessor)		(Predecessor)		(Predecessor)
Discount rate	4.5	% p.a.	4.5	% p.a.	4.5	% p.a.
Increase in compensation levels	10	% p.a	10	% p.a.	10	% p.a.

As of December 31, 2011, 2010 and 2009, the pre tax amounts in accumulated other comprehensive income (loss), not yet recognized as a component of net periodic pension costs consists of actuarial loss of $Nil million, $(1.3) million and $(0.7) million, respectively. The estimated actuarial gain (loss) that will be amortized from other comprehensive income (loss) in net periodic pension cost in fiscal 2012 is $Nil million.

Provident Fund

All eligible employees in India receive provident fund benefits through a defined contribution plan in which both the employee and employer make monthly contributions to the plan at 12% each of the covered employee’s defined portion of salary. The Company has no further obligations under the plan beyond monthly contribution. Patni contributes to the Provident Fund Plan maintained by the Government of India.

Patni contributed $4.1 million, $2.2 million, $4.6 million and $ 4.2 million to the Provident Fund Plan in the period from May 16, 2011 through December 31, 2011, the period from January 1, 2011 through May 15, 2011, and years ended 2010, and 2009, respectively.

21.	Segment information

The Company’s operations relate to providing IT services and solutions, delivered to customers operating in various industry segments. Accordingly, during predecessor period revenues represented along industry segments comprised the principal basis of segmental information set out in these consolidated financial statements. Secondary segmental reporting was performed on the basis of the geographical location of the customers. Consequent to iGATE acquiring majority ownership in the Company, there has been change in operational and management structure of the Company. With this change, the Board of Directors and Chief Executive Officer of the Company review the performance of the Company as one primary segment. Secondary segmental reporting continues to be performed on the basis of the geographical segmentation since Company operates in various countries. The segment disclosure for corresponding earlier periods is accordingly reinstated to as one segment.

Patni’s geographic segmentation is based on location of customers and comprises United States of America (“USA”), Europe, Japan, India and Others. Revenue in relation to geographic segments is categorized based on the location of the specific customer entity for which services are performed irrespective of the customer entity that is billed for the services and whether the services are delivered onsite or offshore. Categorization of customer related assets and liabilities in relation to geographic segments is based on the location of the specific customer entity which is billed for the services.

Substantial portion of Patni’s long lived assets (property and equipment and leasehold land) are located in India. This amounts to $215.5 million as of December 31, 2011.

Geographic segments	(dollars in thousands)

Particulars	USA	Europe	Japan	India	Others	Total
January 1, 2011 through May 15, 2011
Predecessor
Net revenues	$218,462	$36,753	$7,752	$6,139	$10,776	$279,882

May 16, 2011 through December 31, 2011
Successor
Net revenues	$372,026	$67,595	$14,333	$10,912	$14,583	$479,449
Accounts receivables, net	98,620	24,259	2,267	2,952	4,747	$132,845
Billings in excess of cost and estimated earnings on uncompleted contracts	(4,698)	(10,822)	(2,379)	(114)	(691)	($18,704)

Advance from customers	(1,310)	(657)	(75)	(30)	(32)	($2,104)
Unbilled revenue	22,003	5,127	648	587	1,695	$30,060

As of and for the year ended December 31, 2010
Predecessor
Net revenues	$560,261	$80,289	$21,885	$15,462	$23,802	$701,699
Accounts receivables, net	94,155	16,680	1,675	4,881	4,161	$121,552
Billings in excess of cost and estimated earnings on uncompleted contracts	(4,067)	(11,003)	(1,889)	(155)	(807)	($17,921)

Advance from customers	(938)	(348)	(139)	(6)	(43)	($1,474)
Unbilled revenue	20,791	6,288	1,013	808	1,831	$30,731

As of and for the year ended December 31, 2009
Predecessor
Net revenues	$517,254	$83,477	$23,206	$6,761	$25,220	$655,918
Accounts receivables, net	89,143	14,287	1,898	1,566	2,515	$109,409
Billings in excess of cost and estimated earnings on uncompleted contracts	(2,862)	(826)	(1,589)	(52)	(389)	($5,718)

Advance from customers	(757)	(321)	(47)	(12)	(37)	($1,174)
Unbilled revenue	11,363	4,910	464	524	2,476	$19,737

The following is a concentration of revenues greater than 10% for the periods shown:

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	Year ended December 31,
			2010	2009
Revenues:	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
General Electric Company	11%	11%	11%	10%
State Farm Insurance	9%	10%	11%	12%

Net receivables for these customers as at December 31, 2011 and 2010 amounted to 20% and 19% of the total net receivables, respectively.

22.	Earnings per share

A reconciliation of the common shares used in the computation of basic and diluted earnings per share is set out below (in thousands):

	May 16, 2011 through December 31, 2011	January 1, 2011 through May 15, 2011	Year ended December 31,
			2010	2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Common shares
Weighted average shares outstanding	134,645	131,465	130,101	128,255
Dilutive effect of stock options and restricted stock units outstanding	799	3,701	3,747	1,986

Dilutive weighted average shares outstanding	135,444	135,166	133,848	130,241

Options to purchase 1,050,912, 903,389, 468,000 and 980,600 equity shares were outstanding during the period ended May 16, 2011 through December 31 2011, January 1, 2011 through May 15, 2011 and year ended December 31, 2010, and 2009, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares and to do so would have been anti-dilutive.

23.	Related party transactions

Name of the related party and Relationship

A] Principal owners of the enterprise

(w.e.f. 12 May 2011)

1] iGATE Corporation

2] iGATE Holding Corporation

3] iGATE Technologies Inc.

4] Pan-Asia iGATE Solutions, (Mauritius)

5] iGATE Global Solutions Limited

(ceased to be related party w.e.f.12 May 2011)

General Atlantic Mauritius Limited

B] Affiliates

(w.e.f. 12 May 2011)

Mascot Systems GMBH

(ceased to be related party w.e.f.12 May 2011)

1] PCS Technology Limited and its subsidiaries

2] Ashoka Computer Systems Private Limited

3] PCS Cullinet Private Limited

4] PCS Finance Private Limited

5] Ravi & Ashok Enterprises

C] Others

Employees

Nature of the transaction	Principal owners of the enterprise	Affiliates	Others	Total
	(dollars in thousands)
May 16, 2011 through December 31 2011(Successor):
Revenue:
Sales and service income	$5,203	$830	$—	$6,033
Cost of revenue:
Purchase of services	1,307	—	—	1307
Other services	50	—	—	50
Selling, general and administration expenses:
Rent and other expenses	321	—	—	321
Purchase of services*	20,220	—	—	20,220
Share based compensation	773	—	—	773
Other services	168	—	—	168
Other transactions:
Purchase of Property and equipment	196	—	—	196

January 1, 2011 through May 15, 2011 (Predecessor):
Revenue:
Sales and service income	153	—	—	153
Selling, general and administration expenses:
Rentals and other incidental charges	—	52	—	52

For the year ended December 31, 2010 (Predecessor):
Revenue:
Sales and service income	403	—	—	403
Selling, general and administration expenses:
Rentals and other incidental charges	—	95	—	95

For the year ended December 31, 2009 (Predecessor):
Revenue:
Sales and service income	417	—	—	417
Selling, general and administration expenses:
Rentals and other incidental charges	—	75	—	75

Balances at 31 December 2011 (Successor):
Receivables from related parties
Accounts receivable	4,835	59	—	4,894
Unbilled Revenue	1,528	—	—	1,528
Advances	1,750	—	—	1,750
Payable to related parties
Accounts payable	5,906	—	—	5,906

Due from employees	—	—	589	589

Balances at 31 December 2010 (Predecessor):
Receivables from related parties
Accounts receivable	65	—	—	65
Outstanding security deposits under operating leases	—	39	—	39
Payable to related parties
Amounts payable – lease obligation	—	64	—	64

Due from employees	—	—	1,087	1,087

*

In August, 2011, Patni Americas Inc. has entered into an agreement for sales and administrative support service with iGATE Technologies Inc. As per the terms of an agreement, iGATE Technologies Inc. will charge a sum of $49 million per annum for sales and marketing services rendered. In the month of August 2011, Patni America Inc has transferred 130 employees along with their liability (amounting to $3.7 million) to iGATE Technologies.

Commission to Directors:

The Company has recorded an amount of $0.4 million as commission for Mr G.K.Patni and Mr A.K.Patni (included in selling, general and administrative expenses) for the year ended December 31, 2009.

24.	Line of Credit

The Company has an overall line of credit of approximately $11.5 million and $13.6 million as of December 31, 2011 and 2010, respectively, from its banks for various requirements such as pre and post shipment loan, export bill discounting, overdrafts, working capital demand loans, financial and performance guarantees, etc. These facilities bear interest as negotiated with the bank from time to time. The facilities are secured by accounts receivables of the Company. The drawn down on these facilities can be withdrawn by the banks on non compliance of terms and conditions mentioned in the facility letter. The Company has availed guarantee facility of $0.8 million and $3.8 million as of December 31, 2011 and 2010, respectively. In addition, Patni U.S.A. has a facility for issuance of letters of credit to the extent of $Nil and $ 0.5 million as of December 31, 2011 and 2010. No amounts were utilized under these facilities.

25.	Commitments and Contingencies

The Company has open purchase orders relating to capital expenditure (net of advances), aggregated $2.5 million and $54.5 million as of December 31, 2011 and 2010, respectively.

Guarantees given by a bank on behalf of Patni amounted $0.8 million and $3.9 million as of December 31, 2011 and 2010, respectively.

The Company has received the Income Tax Demand orders, amounting to $ 101.68 million (i.e. Rs. 5,395.5 million) for the relevant assessment years 2002-03, 2003-04, 2004-05, 2005-06, 2006-07, 2007-08. The assessment orders demand is raised mainly on account of disallowance of certain 10A benefits and transfer pricing adjustment on account of interest on delayed recoveries from Associated Enterprises and BPO operation. Although the Company has paid amount of $5.75 million (i.e. Rs. 305 million) in relation to these demands, which are pending at various levels of appeals, management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

In December 2011, the income tax department has issued the draft assessment order for Assessment Year 2008-09 disallowing the tax benefits under section 10A of the Act as per the earlier assessments, as well as making a transfer pricing adjustment for delayed recoveries from the Associated Enterprises. The Company has filed the objections against the draft order before the Dispute Resolution Panel newly set up under the Income Tax Act,. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

The Company is involved in lawsuits and claims which arise in ordinary course of business. Management believes that the ultimate outcome of these matters will not have a material adverse impact on its financial position, results of operations and cash flows.

26.	Subsequent events

On November 16, 2011, the Company announced that it was seeking the consent of its shareholders to a delisting proposal received from the Purchasers, to voluntarily delist the equity shares of the Company from the

Indian Stock Exchanges and the ADSs from the New York Stock Exchange (“NYSE”). In accordance with the Indian Delisting Regulations, the Purchasers made the Public Announcement on March 14, 2012 to the shareholders of Patni giving details of the delisting offer (the “Delisting Offer”) and the period during which it would be open. The delisting offer (the “Delisting Offer”) involves a price discovery mechanism, which is known in India as the “Reverse Book Building Process.” The offer price (the “Offer Price”) (i.e., the price at which the shares of the Public Shareholders are to be purchased pursuant to the Delisting Offer) is determined after establishment of a statutorily prescribed “floor price”, which is determined in accordance with Delisting Regulations. The floor price for the Delisting Offer is Rs. 356.74. The entire process including payment of consideration to the shareholders who have validly tendered shares would take up to 30 to 60 days while the actual delisting from the exchanges would take up to 60 to 90 days, from the date of the public announcement. As of March 9, 2012, the stock closed at Rs.475.45, Rs.475.50 and $19.20 on the NSE, BSE and NYSE respectively.

In January 2012, service tax authorities in India have issued a notice to Patni asking it to make additional payment of service tax amounting to approximately $1 million plus interest for delayed payment. The Company is in the process of responding to this notice and based on its assessment believes that these demands are not tenable against the company, and therefore no provision for this tax contingency has been established.

The Company has evaluated subsequent events though the date of filing the financial statements and no events, other than what has been disclosed above, has occurred from the balance sheet date through that date that would impact the Consolidated Financial Statements.